Form 10-K, Exhibit 13
period 1997-06-29
STRATTEC SECURITY CORP
filed 1997-09-15
CIK 933034

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Discussion and Analysis should be read in conjunction with the Company's Financial Statements and Notes thereto. Unless otherwise indicated, all references to years refer to fiscal years.

RESULTS OF OPERATIONS
1997 COMPARED TO 1996

Net sales were $159.1 million in 1997, an increase of 14 percent compared to net sales of $139.8 million in 1996. Sales to the Big Three North American automakers continued to represent the majority of sales accounting for 85 percent in 1997 and 82 percent in 1996.

Sales to our largest customer, General Motors Corporation, were $70.4 million in 1997 compared to $65.4 million in 1996, which was negatively affected by a labor strike at a General Motors component plant. Sales to the Ford Motor Company were $43.6 million in 1997 compared to $28.0 million in 1996, when the Company was bringing several new Ford programs into production. Chrysler Corporation sales were $21.0 million in 1997 compared to $20.3 million in 1996. Lockset sales to these customers reflect increased product content from enhanced mechanical and electromechanical features. The Company anticipates that this trend will continue with further penetration of existing programs and introductions of new programs.

Sales to Briggs & Stratton Corporation ("Briggs") declined to $3.5 million in 1997 from $6.8 million in 1996. The Company anticipates that sales to Briggs will continue to decline as zinc die castings are resourced to other suppliers.

Gross profit as a percentage of net sales was 20.9 percent in 1997 and 1996. Increased scrap and expedited freight costs incurred in late 1996 continued in 1997 before improving. Gross profit as a percentage of net sales in the fourth quarter of 1997 was 22.1 percent compared to 18.3 percent in the fourth quarter of 1996. Improved operating performance in the second half of 1997 was somewhat diminished by rising zinc prices. Zinc is one of the Company's primary raw materials and is subject to commodity pricing and variations in market prices. The market price for zinc escalated during the last six months of fiscal 1997 after a period of relative stability for the previous 18 months. The increase has negatively impacted operating results as the Company is generally not able to recover zinc price fluctuations from its customers.

Also negatively impacting gross profits were increased costs of the Company's Mexican assembly operations. The U.S. dollar/Mexican peso exchange rate has been relatively stable for the past 18 months, while inflationary cost pressures in Mexico have resulted in higher U.S. dollar costs.

Engineering, selling, and administrative expenses were $17.7 million, or 11.1 percent of net sales in 1997, compared to $16.6 million or 11.9 percent of net sales in 1996. Engineering expenses increased $1.0 million during 1997 in support of product programs. Selling and marketing expenses declined $300,000 during 1997, primarily due to lower costs for commissions and promotional materials. Administrative expenses increased $400,000, primarily in the first half of 1997 in support of the Company's new business system implementation.
As of January 27, 1997, the Company no longer purchased computer services from Briggs. The Company anticipates that engineering expenses in support of new programs will continue to increase but that in total, engineering, selling, and administrative expenses will be leveraged as sales grow and will therefore decline as a percentage of net sales.

Income from operations was $15.6 million in 1997 compared to $12.6 million in 1996, reflecting increased sales volumes.

The effective income tax rate for 1997 was 36.8 percent compared to 38.5 percent in 1996 due to increased tax benefits from research and development tax credits, foreign tax credits, and the Company's foreign sales corporation. The effective rate differs from the federal statutory rate, primarily due to the effects of state income taxes.

MANAGEMENT'S DISCUSSION AND ANALYSIS (C0NTINUED)

1996 COMPARED TO 1995

Net sales were $139.8 million in 1996, an increase of 27 percent compared to net sales of $110.4 million in 1995. The sales increase resulted primarily from sales of $28.0 million to the Ford Motor Company. The Company began production volume shipments of locksets to Ford during 1996. Sales to General Motors Corporation and Chrysler Corporation increased by a total of approximately eight percent in 1996 compared to 1995, despite the negative effect of a labor strike at a General Motors component plant during the third quarter of 1996. The increase is primarily due to increased product content and features in the locksets supplied to these customers. Sales to aftermarket service providers increased $2.4 million or approximately 29 percent compared to 1995, primarily due to service parts sales supporting new OEM product programs. Sales of zinc die castings to Briggs were $6.8 million in 1996, compared to $10.1 million in 1995. The decrease reflects the phaseout of castings produced by older, high tonnage conventional casting equipment and lower demand for other castings.

Gross profit as a percentage of net sales decreased to 20.9 percent in 1996, compared to 25.3 percent in 1995. The decrease is primarily due to scrap, expedited freight costs, and increased start-up costs associated with bringing new programs into production.

Engineering, selling, and administrative expenses increased approximately 20 percent to $16.6 million in 1996, compared to $13.8 million in 1995. The prior year amount included approximately $1.0 million of nonrecurring expenses associated with the Company's separation from Briggs. Adjusted for the $1.0 million of nonrecurring expenses, expenses increased $3.8 million, or approximately 30 percent, in 1996. Engineering expenses increased by approximately $500,000, or nine percent, in support of new OEM product programs. Selling expenses increased $1.0 million, or 29 percent, primarily due to increased commissions and promotion expenses supporting aftermarket service sales. Administrative expenses increased approximately $2.3 million, or 65 percent, as the Company incurred costs on a stand-alone basis for financial, information systems, human resources, shareholder relations, and administrative functions during the entire fiscal year.

Income from operations was $12.6 million in 1996, compared to $11.0 million in 1995. Adjusted for the $3.0 million environmental charge recorded in 1995, income from operations decreased $1.5 million despite the increased sales volume. The decrease is due to reduced gross profit margins.

The effective income tax rate for 1996 was 38.5 percent, compared to 41.8 percent for 1995. The decrease is due primarily to the nondeductibility of certain nonrecurring expenses associated with the Company's separation from Briggs during 1995 and the effect of the foreign sales corporation, which was formed on July 3, 1995. The effective rate differs from the federal statutory rate, primarily due to the effects of state income taxes.

LABOR ECONOMICS

Prior to the February 27, 1995 spin-off, the Company's Milwaukee hourly associates were covered by collective bargaining agreements negotiated between Briggs and Local 7232 of the UPIU. On December 4, 1994, Local 7232 members ratified a new collective bargaining agreement with Briggs that provided for a successor contract with the Company, relative to the Company's represented employees. The Company assumed all obligations under the successor contract in connection with the spin-off. The agreement between Local 7232 and the Company commenced on February 27, 1995, expires on December 31, 1997, and calls for certain wage increases that in the aggregate average four percent in calendar year 1995 and one percent in each of calendar years 1996 and 1997.

MANAGEMENT'S DISCUSSION AND ANALYSIS (C0NTINUED)

LIQUIDITY AND CAPITAL RESOURCES

Capital expenditures in 1997 were $8.0 million compared to $12.2 million in 1996. Expenditures were primarily for capital equipment in support of new product programs and investments in information systems. Capital expenditures in 1997 were less than originally anticipated, due primarily to the timing of expenditures for product programs. The Company anticipates that capital expenditures will be approximately $10 million in 1998, primarily in support of requirements for additional product programs.

The Company's investment in accounts receivable increased by approximately $10.9 million at June 29, 1997, as compared to June 30, 1996, primarily due to increased sales levels and normal timing of periodic payments received from OEM customers. The Company's largest customers typically make one payment per month on a specified date. In accordance with this payment schedule, approximately $7.8 million of payments were received on June 30, 1997. Inventories increased by approximately $1.5 million at June 29, 1997, as compared to June 30, 1996, in support of increased sales and production activity.

During 1997 the Company repurchased 132,000 outstanding shares with an investment of $2.1 million. Additional repurchases may occur from time to time. Funding for the repurchases was provided by cash flow from operations and borrowings under existing credit facilities.

The Company has a $25.0 million unsecured, revolving credit facility (the "Credit Facility"). Outstanding borrowings under the Credit Facility were $5.0 million at June 29, 1997. The Credit Facility is discussed in Note 3 to the Financial Statements. The Company believes that the Credit Facility will be adequate, along with cash flow from operations, to meet its anticipated capital expenditure, working capital, and operating expenditure requirements.

The Company has not been significantly impacted by inflationary pressures over the last several years, except for zinc and Mexican assembly operations as noted elsewhere in this Management's Discussion and Analysis.

MEXICAN OPERATIONS

The Company has assembly operations in Juarez, Mexico. The functional currency of the Mexican operation through December 29, 1996, was the Mexican peso. The effects of currency fluctuations resulted in adjustments to the U.S. dollar value of the Company's net assets and to the equity accounts in accordance with SFAS No. 52, "Foreign Currency Translation." Effective December 30, 1996, the functional currency of the Mexican operation is the U.S. dollar, as Mexico is considered to be a highly inflationary economy in accordance with SFAS No. 52. The effect of currency fluctuations in the remeasurement process is included in the determination of income. The effect of currency fluctuations included in the determination of income is not material.

PROSPECTIVE INFORMATION

A number of the matters and subject areas discussed in this Annual Report that are not historical or current facts deal with potential future circumstances and developments. These include expected future financial results, liquidity needs, financing ability, management's or the Company's expectations and beliefs and similar matters discussed in Management's Discussion and Analysis. The discussions of such matters and subject areas are qualified by the inherent risk and uncertainties surrounding future expectations generally, and also may materially differ from the Company's actual future experience.

The Company's business, operations and financial performance are subject to certain risks and uncertainties which could result in material differences in actual results from the Company's current expectations. These risks and uncertainties include, but are not limited to, general economic conditions, demand for the Company's products and costs of operations.


STATEMENTS OF INCOME (IN THOUSANDS)
                                            Years Ended
-----------------------------------------------------------------------------
                               June 29, 1997    June 30, 1996  July 2, 1995
-----------------------------------------------------------------------------
NET SALES                          $159,054       $139,745      $110,372
Cost of goods sold                  125,735        110,514        82,479
-----------------------------------------------------------------------------
 GROSS PROFIT                        33,319         29,231        27,893
Engineering, selling, and
  administrative expenses            17,684         16,632        13,847
Environmental charge                      -              -         3,000
-----------------------------------------------------------------------------
 INCOME FROM OPERATIONS              15,635         12,599        11,046
Interest expense                        214            363            12
Other income, net                       129            308            99
-----------------------------------------------------------------------------
 INCOME BEFORE PROVISION FOR
 INCOME TAXES                        15,550         12,544        11,133
Provision for income taxes            5,730          4,830         4,657
-----------------------------------------------------------------------------

NET INCOME                         $  9,820       $  7,714      $  6,476
=============================================================================

NET INCOME PER COMMON SHARE        $   1.72       $   1.33
=============================================================================


The accompanying notes are an integral part of these statements.




BALANCE SHEETS (IN THOUSANDS)
                                                        June 29, 1997  June 30, 1996
----------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
 Cash and cash equivalents                               $   404        $   441
 Receivables, less allowance for doubtful
    accounts of $250 at June 29, 1997,
    and June 30, 1996                                     29,687         18,809
 Inventories                                              14,879         13,406
 Customer tooling in progress                              6,615          7,346
 Future income tax benefits                                1,868          1,962
 Other current assets                                      2,522          2,800
----------------------------------------------------------------------------------------
        Total current assets                              55,975         44,764
DEFERRED INCOME TAXES                                        186            463
PROPERTY, PLANT, AND EQUIPMENT, NET                       39,508         37,591
----------------------------------------------------------------------------------------
                                                         $95,669        $82,818
========================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
 Accounts payable                                        $12,367        $13,017
 Accrued liabilities:
     Payroll and benefits                                  6,523          4,900
     Environmental                                         2,911          2,966
     Income taxes                                            452            655
     Other                                                 1,323          2,045
----------------------------------------------------------------------------------------
        Total current liabilities                         23,576         23,583
BORROWINGS UNDER REVOLVING CREDIT FACILITY                 5,037          1,430
ACCRUED PENSION OBLIGATIONS                                7,461          6,334
ACCRUED POST-RETIREMENT OBLIGATIONS                        3,502          3,173
SHAREHOLDERS' EQUITY:
 Common stock, authorized 12,000,000 shares
     $.01 par value, issued and outstanding shares
     5,667,150 at June 29, 1997, and 5,785,400 at
     June 30, 1996                                            58             58
Capital in excess of par value                            41,094         40,909
Retained earnings                                         18,947          9,127
Cumulative translation adjustments                        (1,863)        (1,796)
Less: Treasury stock, at cost (132,000 shares at
    June 29, 1997                                         (2,143)             -
----------------------------------------------------------------------------------------
Total shareholders' equity                                56,093         48,298
----------------------------------------------------------------------------------------
                                                         $95,669        $82,818
========================================================================================

The accompanying notes are an integral part of these balance sheets.

STATEMENTS OF CHANGES IN EQUITY (IN THOUSANDS)


                                                   Capital in                     Cumulative
                                       Common       Excess of       Retained      Translation      Treasury      Combined
                                        Stock       Par Value       Earnings      Adjustments       Stock         Equity
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 3, 1994                   $ -         $     -         $     -        $  (399)      $     -         $ 28,778
 Net income                               -               -           1,413              -             -            5,063
 Translation adjustments                  -               -               -         (1,038)            -                -
 Capital contributions from
  Briggs & Stratton
  Corporation                             -               -               -              -             -            7,126
 Receipt of net assets of
  the Technologies
  Business of
  Briggs & Stratton
  Corporation                            58          40,909               -              -             -          (40,967)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 2, 1995                    58          40,909           1,413         (1,437)            -                -
 Net income                               -               -           7,714              -             -                -
 Translation adjustments                  -               -               -           (359)            -                -
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1996                   58          40,909           9,127         (1,796)            -                -
 Net income                               -               -           9,820              -             -                -
 Translation adjustments                  -               -               -            (67)            -                -
 Purchase of common stock                 -               -               -              -        (2,143)               -
 Exercise of stock options                -             185               -              -             -                -
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 29, 1997                  $58         $41,094         $18,947        $(1,863)      $(2,143)        $      -
===================================================================================================================================


The accompanying notes are an integral part of these statements.

STATEMENTS OF CASH FLOWS (IN THOUSANDS)


                                                                      Years Ended
                                                                      -------------
                                                        June 29, 1997  June 30, 1996  July 2, 1995
------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                                 $ 9,820        $ 7,714       $ 6,476
 Adjustments to reconcile net income to
       net cash provided by operating
       activities:
       Depreciation                                           5,639          3,961         2,794
       Loss on disposition of property,
         plant and equipment                                    171            254           707
       Change in operating assets and liabilities:
       Increase in receivables                              (10,897)        (3,367)       (1,938)
       (Increase) decrease in receivables
         from Briggs & Stratton Corporation                       -          1,337        (1,337)
       Increase in inventories                               (1,473)        (3,497)       (4,586)
       (Increase) decrease in other assets                    1,421         (3,548)         (140)
       Increase in accounts payable
          and accrued liabilities                             1,459          4,128         8,418
       Other, net                                               (55)          (103)           39
------------------------------------------------------------------------------------------------------
         Net cash provided by
          operating activities                                6,085          6,879        10,433
------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Additions to property, plant,
   and equipment                                             (7,972)       (12,177)      (13,323)
 Proceeds received on sale of property,
   plant and equipment                                          196             60           118
------------------------------------------------------------------------------------------------------
         Net cash used in
          investing activities                               (7,776)       (12,117)      (13,205)
------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Net proceeds from borrowings under
   revolving credit facility                                  3,607          1,430             -
 Purchase of common stock                                    (2,143)             -             -
 Exercise of stock options                                      185              -             -
 Net transactions with
    Briggs & Stratton Corporation                                 -              -         7,126
------------------------------------------------------------------------------------------------------
         Net cash provided by
          financing activities                                1,649          1,430         7,126
------------------------------------------------------------------------------------------------------
EFFECT OF FOREIGN CURRENCY
 FLUCTUATIONS ON CASH                                             5            (13)         (212)
------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS                                           (37)        (3,821)        4,142
CASH AND CASH EQUIVALENTS
 Beginning of year                                              441          4,262           120
------------------------------------------------------------------------------------------------------
 End of year                                                $   404        $   441       $ 4,262
======================================================================================================
SUPPLEMENTAL DISCLOSURE OF
 CASH FLOW INFORMATION:
 Income taxes paid                                          $ 4,984        $ 6,422       $ 3,138
 Interest paid                                                  227            355            18


The accompanying notes are an integral part of these statements

NOTES TO FINANCIAL STATEMENTS

(1) SPIN-OFF

STRATTEC SECURITY CORPORATION (the "Company") was formed on September 15, 1994, as a wholly owned subsidiary of Briggs & Stratton Corporation ("Briggs") to receive substantially all of the assets and liabilities, including a wholly owned foreign subsidiary, of the mechanical and electromechanical automotive lock and key business owned by Briggs and operated as its Briggs & Stratton Technologies Business (the "Technologies Business").

On February 27, 1995, the holders of Briggs common stock received a distribution of one share of Company common stock for every five shares of common stock of Briggs held on February 16, 1995 (the "Distribution"). In connection with the Distribution, Briggs transferred substantially all of the assets, related debt and liabilities of the Technologies Business to the Company.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the Company in the preparation of these financial statements, as summarized in the following paragraphs, are in conformity with generally accepted accounting principles.

PRINCIPLES OF CONSOLIDATION AND PRESENTATION: The accompanying financial statements reflect the consolidated results of the Company, its wholly owned subsidiary discussed in Note 1, and its foreign sales corporation for the years ended June 29, 1997, and June 30, 1996, and for the period from February 27, 1995, to July 2, 1995. All periods prior to February 27, 1995, represent the combined results of the Technologies Business. All significant intercompany transactions have been eliminated. The accounting for the Distribution reflects a reorganization of companies under common control and, accordingly, all assets and liabilities are reflected at their historical cost.

Certain amounts previously reported have been reclassified to conform to the June 29, 1997 presentation. These reclassifications have no effect on previously reported net income or retained earnings.

FISCAL YEAR: The Company's fiscal year ends on the Sunday nearest June 30. The years ended June 29, 1997, June 30, 1996, and July 2, 1995, are each comprised of 52 weeks.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS: The fair value of financial instruments does not materially differ from their carrying values.

CASH AND CASH EQUIVALENTS: Cash and cash equivalents include all short-term investments with an original maturity of three months or less.

INVENTORIES: Inventories are stated at cost, which does not exceed market. The last-in, first-out (LIFO) method was used for determining the cost of the inventories at the end of each period.


Inventories consist of the following (thousands of dollars):


                                          June 29,              June 30,
                                            1997                  1996
-------------------------------------------------------------------------------
        Finished products                 $ 3,599                 3,926
        Work in process                    12,446                10,415
        Raw materials                       1,671                 1,591
        LIFO adjustment                    (2,837)               (2,526)
-------------------------------------------------------------------------------
                                          $14,879               $13,406
===============================================================================

CUSTOMER TOOLING IN PROGRESS: The Company accumulates its costs for development of certain tooling used in component production and assembly. The costs, which are primarily from third-party tool vendors, are accumulated on the Company's balance sheet. These amounts are then billed to the customer upon formal acceptance by the customer of products produced with the individual tool.

PROPERTY, PLANT, AND EQUIPMENT: Property, plant, and equipment are stated at cost, and depreciation is computed using the straight-line method at rates based upon the estimated useful lives of the assets.



Property, plant, and equipment consist of the following (thousands of dollars):

                                                   June 29,                     June 30,
                                                     1997                         1996
-----------------------------------------------------------------------------------------
Land                                                $   801                          788
Buildings and improvements                            9,551                        9,538
Machinery and equipment                              58,771                       53,346
-----------------------------------------------------------------------------------------
                                                     69,123                       63,672
Less: accumulated depreciation                       29,615                       26,081
-----------------------------------------------------------------------------------------
                                                    $39,508                      $37,591
=========================================================================================


Expenditures for repairs and maintenance are charged to expense as incurred. Expenditures for major renewals and betterments, which significantly extend the useful lives of existing plant and equipment, are capitalized and depreciated. Upon retirement or disposition of plant and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in cost of goods sold.

RESEARCH AND DEVELOPMENT COSTS: Expenditures relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred.

FOREIGN CURRENCY TRANSLATION: The functional currency of the Company's Mexican assembly operations through December 29, 1996, was the Mexican peso, and through that date the financial statements of the Company's foreign subsidiary were translated into U.S. dollars using the current rate method in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation." Balance sheet accounts were translated into U.S. dollars at rates of exchange in effect at period end, and income and expenses were translated at the average rates of exchange in effect during the period. The related translation adjustments were made directly to a separate component of shareholders' equity. Effective December 30, 1996, the functional currency of the Mexican operation is the U.S. dollar, as Mexico is considered to be a highly inflationary economy in accordance with SFAS No. 52. The effect of currency fluctuations in the remeasurement process is included in the determination of income. The effect of currency fluctuations in the determination of income is not material.

REVENUE RECOGNITION: Revenue is recognized upon the shipment of products, net of estimated costs of returns and allowances.

NET INCOME PER COMMON SHARE: Net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period and is presented for fiscal years subsequent to the Distribution. The weighted average common shares outstanding were 5,715,699 and 5,785,400 for fiscal years 1997 and 1996, respectively.

In February of 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share." This Statement revises the computation and presentation of earnings per share. In accordance with timing prescribed by the Statement, the Company will adopt this Statement in the second quarter of fiscal 1998. The Company does not expect adoption to have a significant impact on reported earnings per share. Had the Company adopted this Statement for the fiscal years ended June 29, 1997, and June 30, 1996, basic and diluted earnings per share would have been $1.72 and $1.70, and $1.33 and $1.32, respectively.

NET TRANSACTIONS WITH BRIGGS & STRATTON CORPORATION: The amount shown on this line in the 1995 Statement of Cash Flows represents the net effect of cash used by the Technologies Business and transferred from Briggs. It was Briggs' policy to consolidate all cash positions from its operations on a daily basis and to transfer cash to and from the operations as necessary to meet working capital and other needs.

(3) REVOLVING CREDIT FACILITY

The Company has a $25 million unsecured, revolving credit facility (the "Credit Facility"), which expires October 31, 1999. Interest on borrowings under the Credit Facility are at varying rates based, at the Company's option, on the London Interbank Offering Rate, the Federal Funds Rate, or the bank's prime rate. Outstanding borrowings were $5,037,000 and $1,430,000 under the Credit Facility at June 29, 1997, and June 30, 1996, respectively. The weighted average interest rate on the revolving credit borrowings was 6.0 percent and
6.2 percent for the years ended June 29, 1997, and June 30, 1996, respectively.

The Credit Facility contains various restrictive covenants that require the Company to maintain minimum levels for certain financial ratios, including tangible net worth, ratio of indebtedness to tangible net worth and fixed charge coverage.

(4) ENVIRONMENTAL MATTERS

In 1995, the Company recorded a provision of $3.0 million for estimated costs to remediate a site at the Company's Milwaukee facility that was contaminated by a solvent spill which occurred in 1985. The Company continues to monitor and evaluate the site and believes, based upon findings-to-date and known environmental regulations, that the environmental reserve at June 29, 1997, is adequate.

(5) INCOME TAXES

Prior to February 27, 1995, the Company's operations were included in the consolidated federal and state income tax returns of Briggs, and income tax provisions and tax liabilities were allocated to the Technologies Business as if it had been a stand-alone company. Briggs and the Company have entered into a tax-sharing agreement under which Briggs is responsible for substantially all income and franchise taxes with respect to the Company for periods prior to the date of the Distribution. The Company is responsible for all taxes applicable to periods after the Distribution and any amounts exceeding certain thresholds that may result from tax audit adjustments for periods prior to the Distribution. Foreign income before the provision for income taxes was not significant for each of the years indicated.


The provision for income taxes consists of the following (thousands of dollars):

                                                             1997                         1996                    1995
-------------------------------------------------------------------------------------------------------------------------
Currently payable:
  Federal                                                   $ 4,469                      $ 3,883                  $5,505
  State                                                       1,037                          861                   1,120
  Foreign                                                        43                          319                     156
-------------------------------------------------------------------------------------------------------------------------
                                                              5,549                        5,063                   6,781
-------------------------------------------------------------------------------------------------------------------------
Deferred taxes                                                  181                         (233)                 (2,124)
-------------------------------------------------------------------------------------------------------------------------
                                                            $ 5,730                      $ 4,830                  $4,657
=========================================================================================================================

A reconciliation of the U.S. statutory tax rates to the effective tax rates follows:


                                                               1997                         1996                   1995
-------------------------------------------------------------------------------------------------------------------------
U.S. statutory rate                                            34.4%                        34.2%                  34.5%
State taxes, net of federal tax benefit                         4.4                          4.3                     4.5
Foreign rate differential                                       (.8)                          .4                      .6
Other                                                          (1.2)                         (.4)                    2.2
-------------------------------------------------------------------------------------------------------------------------
                                                               36.8%                        38.5%                   41.8%
=========================================================================================================================

The components of deferred tax assets are as follows (thousands of dollars):


                                                             June 29,                     June 30,
                                                               1997                         1996
-----------------------------------------------------------------------------------------------------------
Future income tax benefits:
Inventories                                                 $  (146)                     $  (125)
Customer tooling                                                156                          160
Payroll-related accruals                                        410                          487
Environmental reserve                                         1,136                        1,186
Other                                                           312                          254
-----------------------------------------------------------------------------------------------------------
                                                            $ 1,868                      $ 1,962
===========================================================================================================
Deferred income taxes:
Accrued pension obligations                                 $ 2,910                      $ 2,534
Accumulated depreciation                                     (4,116)                      (3,415)
Post-retirement obligations                                   1,366                        1,269
Other                                                            26                           75
-----------------------------------------------------------------------------------------------------------
                                                            $   186                      $   463
===========================================================================================================


(6) RETIREMENT PLANS AND POSTRETIREMENT COSTS

Prior to February 27, 1995, the Technologies Business employees participated in the Briggs' noncontributory defined benefit retirement plans covering substantially all U.S. employees. The funded status for the Technologies Business was allocated on the basis of the relationship of the prepaid pension cost for the Technologies Business compared to the Briggs amounts. Effective February 27, 1995, the Company assumed the accumulated pension benefit obligation and post-retirement health care and life insurance benefit obligations for former Technologies Business employees who became Company employees. Briggs retained the accumulated pension benefit obligation relating to all existing retirees at February 27, 1995.

Benefits are based on years of service and final average compensation. The Company's policy is to fund at least the minimum actuarially computed annual contribution required under the Employee Retirement Income Security Act of 1974 (ERISA). Plan assets consist primarily of listed equity and fixed income securities.

The following tables summarize the plans' income and expense, actuarial assumptions, and funded status for the years indicated (thousands of dollars):


                                                           1997      1996      1995
-----------------------------------------------------------------------------------------------------------
INCOME AND EXPENSE:
Service cost-benefits
   earned during the year                                $ 1,205   $ 1,057   $ 1,061
Interest cost on projected
   benefit obligation                                      1,631     1,451     1,458
Actual return on
   plan assets                                            (3,138)   (2,608)   (1,897)
Net amortization
   and deferral                                            1,428     1,028       311
-----------------------------------------------------------------------------------------------------------
Net periodic pension
   expense                                               $ 1,126   $   928   $   933
===========================================================================================================


                                   1997      1996
-------------------------------------------------------------
FUNDED STATUS:
Actuarial present value
   of benefit obligations:
      Vested                     $13,187   $11,976
      Nonvested                    1,946     1,786
-------------------------------------------------------------
      Accumulated benefit
      obligation                  15,133    13,762
Effect of projected future
   compensation increases          6,492     7,386
-------------------------------------------------------------
Projected benefit
   obligation                     21,625    21,148
Plan assets at fair
   market value                   22,194    19,271
-------------------------------------------------------------
Plan assets greater (less)
   than projected
   benefit obligation                569    (1,877)
Remaining unrecognized
   net asset arising from
   the initial application
   of SFAS No. 87                  1,096     1,245
Unrecognized net gain              6,885     3,170
Unrecognized prior
   service cost                       49        42
-------------------------------------------------------------
Accrued pension obligation       $ 7,461   $ 6,334
=============================================================

ACTUARIAL ASSUMPTIONS:
Discount rate used to determine
   present value of projected
   benefit obligation               7.75%     7.75%
Expected rate of future
   compensation increases            4.0%      4.5%
Expected long-term rate
   of return on plan assets          8.5%      8.5%


All U.S. employees of the Company may participate in a 401(K) Plan. The Company contributes a fixed percentage of the first six percent of eligible compensation that a participant contributes to the plan. The Company's contributions totaled approximately $487,000 in 1997, $359,000 in 1996, and $210,000 in 1995.



                                       20a.

In accordance with SFAS No. 106, "Employers Accounting for Post-retirement Benefits other than Pensions," the Company recognizes the expected cost of health care and life insurance benefits during the years that the employees render service. For measurement purposes, a seven percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 1997; the rate was assumed to decrease to six percent by the year 1999 and remain at that level thereafter. The health care cost trend assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated post-retirement benefit obligation as of June 29, 1997, by approximately $476,000 and the aggregate of the service and interest cost components of net periodic post-retirement benefit cost for the year then ended by approximately $65,000.

The discount rate used in determining the accumulated post-retirement benefit obligations was 7.75 percent at June 29, 1997, and June 30, 1996, compounded annually. The health care and life insurance plans are unfunded.

The components of the accumulated post-retirement benefit obligations were as follows (thousands of dollars):

                                              June 29,  June 30,
                                                1997      1996
----------------------------------------------------------------------------
Retirees                                        $  225    $  202
Fully eligible
  plan participants                                435       356
Other active
  participants                                   2,432     2,239
----------------------------------------------------------------------------
                                                 3,092     2,797
Unrecognized net
  obligations                                       (9)      (10)
Unrecognized net
  gain                                             419       386
----------------------------------------------------------------------------
                                                $3,502    $3,173
============================================================================


The net periodic post-retirement costs recorded during 1997, 1996, and 1995 were as follows (thousands of dollars):


                                                   1997    1996   1995
----------------------------------------------------------------------------
Service cost-benefits
  attributed to service
  during the year                                  $ 153   $ 173  $ 156
Interest cost on
  accumulated
  benefit obligation                                 215     221    207
Other                                                 (7)      1      1
----------------------------------------------------------------------------
                                                   $ 361   $ 395  $ 364
============================================================================


Briggs retained the accumulated post-retirement health care and life insurance benefit obligations relating to all retirees at February 27, 1995.

(7) SHAREHOLDERS' EQUITY

The Company has 12,000,000 shares of authorized common stock, par value $.01 per share, with 5,667,150 and 5,785,400 shares issued and outstanding at June 29, 1997, and June 30, 1996, respectively. Holders of Company common stock are entitled to one vote for each share on all matters voted on by shareholders.

In conjunction with the Distribution, one common stock purchase right (a "right") was distributed for each share of the Company's common stock outstanding. The rights are not currently exercisable, but would entitle shareholders to buy one-half of one share of the Company's common stock at an exercise price of $30 per share if certain events occurred relating to the acquisition or attempted acquisition of 20 percent or more of the outstanding shares. The rights expire in the year 2005, unless redeemed or exchanged by the Company earlier.

During 1997, the Company's Board of Directors authorized the purchase of up to five percent of outstanding shares, or approximately 290,000 shares. As of June 29, 1997, 132,000 shares have been purchased at a cost of $2,143,000 and are being held as Treasury Stock.

(8) STOCK OPTION PLAN
In conjunction with the Distribution, the Company adopted an omnibus stock incentive plan, which provides for the granting of stock options. The Board of Directors has designated 788,918 shares of the Company's common stock available for grant under the plan at a price not less than the fair market value on the date the option is granted. Options become exercisable as determined at the date of grant by a committee of the Board of Directors and expire 10 years after the date of grant unless an earlier expiration date is set at the time of grant.

Information regarding the Company's stock option plan is summarized below:

                                           Weighted
                                           Average
                                           Exercise
                                  Shares    Price
---------------------------------------------------------------------------
Granted at February 27, 1995     382,500    $11.75
                                --------
Balance as of July 2, 1995       382,500    $11.75
Granted                           96,393    $18.57
Terminated                         7,500    $11.75
                                --------
Balance as of June 30, 1996      471,393    $13.15
                                --------
Granted                          157,135    $18.17
Exercised                         13,750    $11.75
Terminated                        15,889    $15.01
                                --------
Balance June 29, 1997            598,889    $14.45
                                ========
Exercisable as of June 29, 1997  368,750    $11.86
                                ========
Available for grant
   as of June 29, 1997           176,279
                                ========


During 1997, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." As permitted by the statement, the Company will continue to account for its stock-based compensation plans as presented by APB Opinion No. 25 and related Interpretations. Accordingly, no compensation cost related to these plans was charged against earnings in 1997, 1996, and 1995. Had compensation cost for these plans been determined consistent with SFAS No. 123, the pro forma impact on earnings per share would have been a reduction of one cent for 1997 and no change relating to 1996 and 1995. The following table provides additional disclosure required by SFAS No. 123.



The range of options outstanding as of June 29, 1997, is as follows:


                                                                           Weighted
                                                  Weighted                 Average
                         Number of                Average                  Remaining
                         Options                  Exercise Price           Contractual
Price Range              Outstanding/             Outstanding/             Life
per Share                Exercisable              Exercisable              (in years)
------------------------------------------------------------------------------------------
$11.75-$14.75             363,750/361,250        $11.79/$11.77               7.6
$15.50-$17.05              85,000/  7,500        $16.91/$16.25               9.7
Over $19.28               150,139/      -        $19.49/     -               3.7
------------------------------------------------------------------------------------------
                          598,889/368,750        $14.45/$11.86               6.9
==========================================================================================

(9) EXPORT SALES


Export sales are summarized below (thousands of dollars):

                   Export Sales         Percent of Net Sales
----------------------------------------------------------------------
1997                 $17,179              11%
1996                 $14,713              11%
1995                 $11,336              10%


These sales were primarily to vehicle manufacturing plants in Canada and Mexico.

(10) SALES TO LARGEST CUSTOMERS

Sales to the Company's largest customers were as follows (thousands of dollars and percent of total net sales):

                             1997           1996          1995
                              Sales   %      Sales  %      Sales  %
-----------------------------------------------------------------------
General Motors
   Corporation             $ 70,347  44%  $ 65,441  47%  $61,336  56%
Ford Motor
   Company                   43,617  27%    27,977  20%        -   -
Chrysler
   Corporation               21,000  13%    20,318  15%   17,871  16%
-----------------------------------------------------------------------
                           $134,964  85%  $113,736  82%  $79,207  72%
=======================================================================




                                      22a.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF STRATTEC SECURITY CORPORATION:

We have audited the accompanying consolidated balance sheets of STRATTEC SECURITY CORPORATION and subsidiaries, formerly the Technologies Business of Briggs & Stratton Corporation, as of June 29, 1997, and June 30, 1996, and the related consolidated and combined statements of income, shareholders' equity and cash flows for each of the three years in the period ended June 29, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of STRATTEC SECURITY CORPORATION and subsidiaries as of June 29, 1997, and June 30, 1996, and the results of their operations and their cash flows for each of the three years in the period ended June 29, 1997, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP


Milwaukee, Wisconsin
July 31, 1997


REPORT OF MANAGEMENT

The management of STRATTEC SECURITY CORPORATION is responsible for the fair presentation and integrity of the financial statements and other information contained in this Annual Report. We rely on a system of internal financial controls to meet the responsibility of providing financial statements. The system provides reasonable assurances that assets are safeguarded, that transactions are executed in accordance with management's authorization and that the financial statements are prepared in accordance with generally accepted accounting principles, including amounts based upon management's best estimates and judgments.

The financial statements for each of the years covered in this Annual Report have been audited by independent auditors, who have provided an independent assessment as to the fairness of the financial statements.

The Audit Committee of the Board of Directors meets with management and the independent auditors to review the results of their work and to satisfy itself that their responsibilities are being properly discharged. The independent auditors have full and free access to the Audit Committee and have discussions with the committee regarding appropriate matters, with and without management present.




Harold M. Stratton II                  John G. Cahill
President and                          Executive Vice President and
Chief Executive Officer                Chief Financial Officer

FINANCIAL SUMMARY

FIVE-YEAR FINANCIAL SUMMARY

For 1997, 1996 and the period from February 27, 1995, to July 2, 1995, the financial data reflect the consolidated results of the Company and its wholly owned subsidiaries. For all periods prior to February 27, 1995, the financial data reflect the combined results of the Technologies Business of Briggs & Stratton Corporation. This information should be read in conjunction with "Management's Discussion and Analysis," and the Financial Statements and Notes thereto included elsewhere herein. The following data are in thousands of dollars except per share amounts.

                                                                      Fiscal Years
                                                                      ------------
                                                 1997      1996          1995      1994      1993
---------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
Net sales                                       $159,054  $139,745      $110,372  $97,077   $82,005
Gross profit                                      33,319    29,231        27,893   23,248    13,449
Engineering, selling, and
 administrative expenses                          17,684    16,632        13,847    8,915     7,767
Environmental charges                                  -         -         3,000    1,250     4,080
---------------------------------------------------------------------------------------------------
Income from operations                            15,635    12,599        11,046   13,083     1,602
Interest expense                                     214       363            12        -         -
Other income, net                                    129       308            99       68        15
---------------------------------------------------------------------------------------------------
Income before taxes and cumulative
 effect of accounting changes                     15,550    12,544        11,133   13,151     1,617
Provision for income taxes                         5,730     4,830         4,657    5,330       660
---------------------------------------------------------------------------------------------------
Net income before cumulative
 effect of accounting changes                      9,820     7,714         6,476    7,821       957
Cumulative effect of accounting changes -              -         -             -   (3,024)        -
---------------------------------------------------------------------------------------------------
Net income                                      $  9,820  $  7,714      $  6,476  $ 4,797   $   957
===================================================================================================
Net income per common share (a)                 $   1.72  $   1.33             -        -         -
BALANCE SHEET DATA
Net working capital                             $ 32,399  $ 21,181      $ 18,978  $13,714   $19,806
Total assets                                      95,669    82,818        70,103   49,496    54,473
Long-term liabilities                             16,000    10,937         8,198    6,212     4,635
Equity                                            56,093    48,298        40,943   28,379    37,986


(a)Net income per common share is presented for fiscal years subsequent to the distribution.



QUARTERLY FINANCIAL DATA (UNAUDITED)
                                                    Net Income   Market Price
                      Net       Gross     Net       Per Common    Per Share
            Quarter   Sales     Profit    Income    Share       High       Low
-----------------------------------------------------------------------------------
  1997      First     $ 36,214   $ 6,253    $1,201       $ .21   18 1/2   13 3/4
            Second      37,926     8,528     2,598         .45   18 1/2   14 1/2
            Third       41,836     9,036     2,902         .51   19 3/4   16
            Fourth      43,078     9,502     3,119         .55   21       16 1/2
                      ----------------------------------------
            TOTAL     $159,054   $33,319    $9,820       $1.72
                      ========================================
  1996      First     $ 27,817   $ 4,766    $  600       $ .10   15 1/2   12
            Second      35,537     8,672     2,872         .50   18 3/4   14
            Third       37,500     8,681     2,623         .45   18 1/4   15 3/4
            Fourth      38,891     7,112     1,619         .28   19 3/4   16 1/2
                      ----------------------------------------
            TOTAL     $139,745   $29,231    $7,714       $1.33
                      ========================================


Shareholders of record at June 29, 1997, were 5,446.