Form 10-K, Exhibit 13
period 1998-06-28
STRATTEC SECURITY CORP
filed 1998-09-09
CIK 933034

1998 STRATTEC ANNUAL REPORT
COMPANY DESCRIPTION

BASIC BUSINESS

         STRATTEC SECURITY CORPORATION designs, develops, manufactures and markets mechanical locks, electro-mechanical locks and related security products for major automotive manufacturers. Our products are shipped to customer locations in the United States, Canada, Mexico, Europe and South America, and we provide full service and aftermarket support. We also supply products for the heavy truck, recreational vehicle, marine and industrial markets, as well as precision die castings for the transportation, security and recreational products industries.
                                                            [STRATTEC LOGO]

HISTORY

         STRATTEC was formerly a division of the Briggs & Stratton Corporation. On February 27, 1995, STRATTEC was spun-off from Briggs & Stratton through a tax-free distribution to the then existing Briggs shareholders. STRATTEC received substantially all of the assets related to the lock and key business owned by Briggs & Stratton.

         Starting as a division of Briggs & Stratton, and continuing today as a totally separate and independent company, our history in the automotive lock manufacturing business spans more than 80 years. We have also been in the zinc die casting business for approximately 70 years. STRATTEC has been the world's largest producer of automotive locks and keys since the late 1920s, and we currently maintain a dominant share of the North American markets for these products.
                                  [PICTURE OF NEWS HISTORICAL ADVERTISEMENT]

PRODUCTS

         Our principal products are locks and keys for cars and trucks. A typical automobile contains a set of five locks: a steering column/ignition lock, a glove box lock, two front door locks and a deck lid (trunk) lock. Pickup trucks typically use three to four locks, while sport utility

                                                      [PICTURE OF KEYS]

                                                     1998 STRATTEC ANNUAL REPORT
                                                             COMPANY DESCRIPTION


vehicles and vans will use five to seven locks. Some vehicles have additional locks for under-floor compartments or folding rear seat latches. T-top locks, spare tire locks, burglar alarm locks and door locks with illuminated faces are also offered as options. Usually two keys are provided with each vehicle lockset.

         STRATTEC produces locks with simple electrical switch devices and more sophisticated devices, such as resistive elements, radio frequency identification (RFID) elements and Hall Effect sensors. The primary focus of these added electronics is increased security and reliability. Electronics will play an important and ever-increasing role in the future of our security-related products.


                                                         [PICTURE OF KEYS]
MARKETS

         We are a direct supplier to OEM auto and light truck manufacturers, over-the-road heavy truck manufacturers and recreational vehicle manufacturers, as well as other transportation-related manufacturers. For the 1998 model year, we enjoyed a 66.5% market share in the North American automotive industry, supplying locks and keys for approximately 92% of General Motor's production, 62% of Ford's, and 100% of Chrysler's production. We are also an OEM components supplier to a wide array of smaller industrial manufacturers.

         Direct sales to various OEMs represent approximately 85% of our total sales. The remainder of the company's revenue is received primarily through sales to the OEM service channels, and the locksmith aftermarket.

         Sales to General Motors, Ford and Chrysler are coordinated through our direct sales personnel located in our Detroit-area office, and to other OEM customers through a combination of our own sales personnel and manufacturer representative agencies. Sales are also partially facilitated through daily interaction between our lock engineers and customer engineering departments.

         STRATTEC's products are supported by an extensive staff of experienced lock engineers. This staff, which includes product design, quality and manufacturing engineers, is capable of providing complete design, development and testing services of new products for our customers. This staff is also available for customer

1998 STRATTEC ANNUAL REPORT
COMPANY DESCRIPTION


                                                  [PICTURE OF BLUE PRINT]


problem solving, warranty analysis and other activities that arise during a product's life cycle. Our customers receive after-sales support in the form of special field service kits, service manuals, and specific in-plant production repair programs.

         The majority of our OEM products are sold in North America. Export sales are primarily made up of aftermarket and OEM service business. However, our dominance in North America translates into a world market share of around 20%, making STRATTEC the largest producer of automotive locks and keys in the world. We are in the process of expanding our presence in Europe to supply automotive security products to major manufacturers there through collaborative agreements with lock manufacturers in that region. Some exporting is also done to automotive assembly plants in South America.

                                                     [PICTURE OF COMPUTER]

CUSTOMER FOCUS

         Since the majority of the company's sales are to the "Big Three" North American automotive manufacturers, STRATTEC is organized to assure that our activities are focused on these major customers. We have four teams: one each for General Motors, Ford, and Chrysler, and a fourth team which handles our industrial customers, including heavy truck manufacturers like Peterbilt, Kenworth, Mack, Freightliner, Navistar, and GM Volvo.

                                                     1998 STRATTEC ANNUAL REPORT
                                                             COMPANY DESCRIPTION


         Each of the four teams possesses all of the necessary disciplines required to meet their customers' needs. Leading each team's efforts are Product Business Managers who handle the overall coordination of various product programs. The Product Business Managers work closely with their team's quality engineers, cost engineers, purchasing agents, internal and external customer service representatives, service manager, and engineering manager. The engineering manager in turn helps coordinate the efforts of design engineers, product and process engineers, component engineers, and electrical engineers.

         STRATTEC utilizes a formalized product development process to identify and meet customer needs in the shortest possible time. By creating and following this streamlined development system, we shorten product lead times, tighten our response to market changes, and provide our customers with the optimum value solution to their security requirements. STRATTEC is also QS-9000 / ISO 9001 certified. This means we embrace the philosophy that quality should exist not only in the finished product, but in every step of our process as well.

                                                         [STRATTEC QUALITY LOGO]

OPERATIONS

The majority of the components that go into our lock products are manufactured at our main facility and headquarters in Milwaukee, Wisconsin. This facility also makes zinc die cast components for other manufacturers. Lock assembly is performed at the Milwaukee location and at our primary assembly facility, located in Juarez, Mexico.

[PICTURE OF ASSEMBLY LINE]

1998 STRATTEC ANNUAL REPORT
COMPANY DESCRIPTION


CYCLICAL NATURE OF THE BUSINESS

         The manufacturing of components that are used in automobiles is driven by the normal peaks and valleys associated with the automotive industry. Typically, the months of July and August are relatively slow while summer vacation shut downs and model year changeover occur at the automotive assembly plants. September volumes increase rapidly as the new model year begins. This volume strength continues through October and into early November. As the holiday and winter seasons approach, the demand for automobiles slows. March usually brings a major sales and production increase which then continues through most of June. This results in our first fiscal quarter (ending in Sept.) typically being our weakest, with the remaining quarters being more consistent.

ECONOMIC VALUE COMMITMENT

         The underlying philosophy of our business, and the means by which we measure our performance, is Economic Value Added (EVA(R)). Simply stated, economic value is created when our business enterprise yields a return greater than the cost of capital we and our shareholders have invested in STRATTEC. The amount by which our return exceeds the cost of our capital is EVA(R). In line with this philosophy, EVA(R) bonus plans are in effect for our associates and our outside directors as an incentive to help positively drive the business.

                              [PICTURE OF COMPANY]

         STRATTEC's significant market share is the result of an eight-decade long commitment to creating quality products and systems that are responsive to changing needs. As technologies advance and markets grow, STRATTEC retains that commitment to meeting and exceeding the expectations of our customers, and providing economic value to our shareholders.

                                                   1998 STRATTEC ANNUAL REPORT
                                                                  VEHICLE LIST


                                                                              9
1999 VEHICLES

         We're proud of the quality vehicles that use STRATTEC components. They include over-the-road trucks like Peterbilt, Kenworth, Mack, Freightliner, Navistar and GM Volvo. Recreational vehicles like Winnebago, Coachmen, Jayco and Fleetwood. And the following 1999 cars and light trucks:

CARS

Buick Century                      Chrysler 300M                      Oldsmobile Alero
Buick LeSabre                      Chrysler LHS                       Oldsmobile Aurora
Buick Regal                        Chrysler Sebring Convertible       Oldsmobile Cutlass
Buick Riviera                      Dodge Intrepid                     Oldsmobile Eighty-Eight
Cadillac DeVille                   Dodge Neon                         Oldsmobile Intrigue
Cadillac Eldorado                  Dodge Stratus                      Plymouth Breeze
Chevrolet Camaro                   Dodge Viper                        Plymouth Neon
Chevrolet Cavalier                 Ford Taurus                        Plymouth Prowler
Chevrolet Corvette                 General Motors EV1                 Pontiac Bonneville
Chevrolet Lumina                   Jaguar S-Type                      Pontiac Firebird
Chevrolet Malibu                   Lincoln Continental                Pontiac Grand Am
Chevrolet Monte Carlo              Lincoln LS                         Pontiac Grand Prix
Chrysler Cirrus                    Mercury Sable                      Pontiac Sunfire
Chrysler Concorde                  Mitsubishi Galant


LIGHT TRUCKS, VANS AND SPORT UTILITY VEHICLES

Cadillac Escalade                  Dodge Ram Van                      Jeep Cherokee
Chevrolet Astro                    Ford Expedition                    Jeep Grand Cherokee
Chevrolet Blazer                   Ford Explorer                      Jeep Wrangler
Chevrolet Silverado Pickup         Ford F-Series Pickup               Lincoln Navigator
Chevrolet Express                  Ford Ranger Pickup                 Mazda Pickup
Chevrolet S-10 Pickup              GMC Envoy                          Mercury Mountaineer
Chevrolet Suburban                 GMC Denali                         Mercury Villager
Chevrolet Tahoe                    GMC Jimmy                          Nissan Quest
Chevrolet Venture                  GMC Safari                         Oldsmobile Bravada
Chrysler Town & Country            GMC Savana                         Oldsmobile Silhouette
Dodge Caravan/Grand Caravan        GMC Sierra Pickup                  Plymouth Voyager/
Dodge Dakota Pickup                GMC Sonoma Pickup                     Grand Voyager
Dodge Durango                      GMC Suburban                       Pontiac Montana
Dodge Ramcharger                   GMC Yukon
Dodge Ram Pickup                   Isuzu Hombre Pickup

1998 STRATTEC ANNUAL REPORT
MANAGEMENT'S DISCUSSION AND ANALYSIS


         The following Discussion and Analysis should be read in conjunction with the Company's Financial Statements and Notes thereto. Unless otherwise indicated, all references to years refer to fiscal years.

RESULTS OF OPERATIONS
1998 COMPARED TO 1997

         Net sales were $186.8 million in 1998, an increase of 17 percent compared to net sales of $159.1 million in 1997. The sales increase is primarily due to increased sales to all three of the Company's largest customers in the current year compared to prior year levels, with General Motors Corporation increasing $16.4 million or 23 percent, Chrysler Corporation increasing $5.0 million or 24 percent and Ford Motor Company increasing $2.5 million or 6 percent. Sales growth was primarily due to higher value mechanical and electro-mechanical content. Increased sales to Chrysler Corporation also reflect that company's higher vehicle production schedule in the last six months of fiscal 1998 compared to the prior year period. Labor disruptions at General Motors Corporation operations reduced expected sales to this customer by an estimated $3 million during the current year fourth quarter and by an estimated $2 million during the second quarter of fiscal 1997.

         Gross profit as a percentage of net sales was 21.4 percent in 1998 compared to 20.9 percent in 1997. Gross profit margins improved compared to the prior year due to decreased scrap and premium freight costs. The gross profit margin was negatively impacted by a $750,000 charge during the current year as a result of cash payments to the Company's represented employees upon ratification of a new collective bargaining agreement. During the first six months of 1998, the cost of zinc, which the Company uses at a rate of approximately 1 million to
1.2 million pounds per month, remained significantly above prior year levels increasing to an average of approximately $.74 per pound in the six months ended December 28, 1997, from an average of $.53 per pound in the six months ended December 29, 1996 resulting in a negative impact on gross profit margins. The cost of zinc declined in the second quarter of fiscal 1998 after increasing dramatically over the previous 12 months.

         Gross profit margins were also negatively impacted as inflationary cost pressures in Mexico over the past 30 months have resulted in higher U.S. dollar costs. The rate of inflation in Mexico during the six months ended June 28, 1998, and during calendar 1997 and 1996 was approximately 8, 16 and 28 percent, respectively. The U.S. dollar/Mexican peso exchange rate remained relatively stable during this period with devaluation during the period September 1997 through June 1998. The exchange rate ranged from approximately 7.40 to 7.90 pesos to the dollar during the period January 1996 through September 1997, and from approximately 7.80 to 9.00 pesos to the dollar during the period October 1997 through June 28, 1998.

         Engineering, selling and administrative expenses were $18.9 million, or
10.1 percent of net sales in 1998, compared to $17.7 million, or 11.1 percent of net sales in 1997. Engineering expenses increased approximately $700,000 primarily in support of new programs. Selling and marketing expenses increased approximately $200,000 primarily due to increased costs for commissions and promotional items. Administrative expenses increased approximately $300,000, primarily due to increased costs to recruit salaried employees.

         Income from operations was $21.0 million in 1998, compared to $15.6 million in 1997, reflecting the increased sales volume and improved gross margin as previously discussed above.


RESULTS OF OPERATIONS
1997 COMPARED TO 1996

         Net sales were $159.1 million in 1997, an increase of 14 percent compared to net sales of $139.8 million in 1996. Sales to the "Big Three" North American automakers continued to represent the majority of sales, accounting for 85 percent in 1997 and 82 percent in 1996.

         Sales to our largest customer, General Motors Corporation, were $70.4 million in 1997 compared to $65.4 million in 1996, which was negatively affected by a labor strike at a General Motors component plant. Sales to the Ford Motor Company were $43.6 million in 1997 compared to $28.0 million in 1996, when the Company was bringing several new Ford programs into production. Chrysler Corporation sales were $21.0 million in 1997 compared to $20.3 million in 1996. Lockset sales to these customers

                                                    1998 STRATTEC ANNUAL REPORT
                                           MANAGEMENT'S DISCUSSION AND ANALYSIS
reflect increased product content from enhanced mechanical and electro-mechanical features. The Company anticipates that this trend will continue with further penetration of existing programs and introductions of new programs.

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

         Also negatively impacting gross profits were increased costs of the Company's Mexican assembly operations. The U.S. dollar/Mexican peso exchange rate has been relatively stable in the 18 months ending June 29, 1997, while inflationary cost pressures in Mexico have resulted in higher U.S. dollar costs.

         Engineering, selling, and administrative expenses were $17.7 million, or 11.1 percent, of net sales in 1997, compared to $16.6 million, or 11.9 percent, of net sales in 1996. Engineering expenses increased $1.0 million during 1997 in support of product programs. Selling and marketing expenses declined $300,000 during 1997, primarily due to lower costs for commissions and promotional materials. Administrative expenses increased $400,000, primarily in the first half of 1997, in support of the Company's new business system implementation. As of January 27, 1997, the Company no longer purchased computer services from Briggs.

         Income from operations was $15.6 million in 1997 compared to $12.6 million in 1996, reflecting increased sales volumes.

         The effective income tax rate for 1997 was 36.8 percent, compared to
38.5 percent in 1996, due to increased tax benefits from research and development tax credits foreign tax credits, and the Company's foreign sales corporation. The effective rate differs from the federal statutory rate, primarily due to the effects of state income taxes.

LIQUIDITY AND
CAPITAL RESOURCES

         The Company generated cash from operating activities of $26.0 million in 1998 compared to $6.1 million in 1997. The increased generation of cash is primarily due to increased sales levels, with no significant changes in working capital levels.

         The Company's investment in accounts receivable decreased by approximately $4.4 million at June 28, 1998, as compared to June 29, 1997, primarily due to decreased sales levels during June 1998 as a result of labor disruptions at General Motors Corporation, as previously discussed. Inventories of $15.0 million at June 28, 1998, are consistent with the June 29, 1997, levels. Inventory reductions resulting from improved inventory management were offset by increased inventory levels resulting from decreased sales to General Motors Corporation during June, 1998.

         Capital expenditures in 1998 were $7.5 million, compared to $8.0 million in 1997. Expenditures were primarily for capital equipment in support of new product programs, as well as the upgrade and replacement of existing equipment at the Milwaukee facility. The Company anticipates that capital expenditures will be approximately $9 million in 1999, primarily in support of requirements for new product programs.

         The Board of Directors of the Company has authorized a stock repurchase program to buy back up to 289,395 outstanding shares. A total of 153,000 shares have been repurchased as of June 28,1998, at a cost of approximately $2.7 million. Additional repurchases may occur from time to time. Funding for the repurchases was provided by cash flow from operations and borrowings under existing credit facilities.

         The Company has a $25.0 million unsecured, revolving credit facility (the "Credit Facility"). There were no outstanding borrowings under the Credit Facility at June 28, 1998. Interest

1998 STRATTEC ANNUAL REPORT
MANAGEMENT'S DISCUSSION AND ANALYSIS

on borrowings under the Credit Facility are at varying rates based, at the Company's option, on the London Interbank offering rate, the Federal Funds Rate, or the bank's prime rate. The Credit Facility contains various restrictive covenants including covenants that require the Company to maintain minimum levels for certain financial ratios such as tangible net worth, ratio of indebtedness to tangible net worth and fixed charge coverage. The Company believes that the Credit Facility will be adequate, along with cash flow from operations, to meet its anticipated capital expenditure, working capital and operating expenditure requirements.

         The Company has not been significantly impacted by inflationary pressures over the last several years, except for zinc and Mexican assembly operations as noted elsewhere in this Management's Discussion and Analysis.

OTHER

         The Company has developed a plan to address company-wide Year 2000 readiness. The plan addresses operating systems, manufacturing operations, customers and suppliers. The Company has made significant progress toward completion of this plan and anticipates being Year 2000 compliant during fiscal 1999. The Company is participating in a program coordinated by the Automotive Industries Action Group ("AIAG"), a group sponsored and supported by General Motors Corporation, Chrysler Corporation and the Ford Motor Company. Based upon the guidelines of a Year 2000 Readiness Self-Assessment, developed by the AIAG, the Company is classified as a low risk supplier in relation to Year 2000 compliance as of July 1998.

         The Company implemented a new business information system in February 1997. Significant modifications to the software to be compliant with the requirements to process transactions in the Year 2000 are not required. Therefore, the Company does not expect that its cost to become Year 2000 compliant will be material to its financial condition or results of operations.


MEXICAN OPERATIONS

         The Company has assembly operations in Juarez, Mexico. Since December 30, 1996, the functional currency of the Mexican operation has been the U.S. dollar, as Mexico is currently considered to be a highly inflationary economy in accordance with Statement of Financial Accounting Standard (SFAS) No. 52, "Foreign Currency Translation." The effect of currency fluctuations in the remeasurement process is included in the determination of income. The effect of currency fluctuations included in the determination of income is not material. Prior to December 30, 1996, the functional currency of the Mexican operation was the Mexican Peso. The effects of currency fluctuations resulted in adjustments to the U.S. dollar value of the Company's net assets and to the equity accounts in accordance with SFAS No. 52.

PROSPECTIVE INFORMATION

         A number of the matters and subject areas discussed in this Annual Report that are not historical or current facts deal with potential future circumstances and developments. These include expected future financial results, liquidity needs, financing ability, planned capital expenditures, management's or the Company's expectations and beliefs, and similar matters discussed in the Company's Management's Discussion and Analysis. The discussions of such matters and subject areas are qualified by the inherent risk and uncertainties surrounding future expectations generally, and also may materially differ from the Company's actual future experience.

         The Company's business, operations and financial performance are subject to certain risks and uncertainties which could result in material differences in actual results from the Company's current expectations. These risks and uncertainties include, but are not limited to, general economic conditions, demand for the Company's products, competitive and technological developments, foreign currency fluctuations, Year 2000 compliance issues and costs of operations.

                                                     1998 STRATTEC ANNUAL REPORT
                                CONSOLIDATED STATEMENTS OF INCOME (IN THOUSANDS)


                                                       Years Ended
                                     -------------------------------------------------
                                     June 28, 1998    June 29, 1997      June 30, 1996
                                     -------------    -------------      -------------
NET SALES                               $186,805         $159,054           $139,745
Cost of goods sold                       146,865          125,735            110,514
                                        --------         --------           --------
  GROSS PROFIT                            39,940           33,319             29,231
Engineering, selling, and
   administrative expenses                18,925           17,684             16,632
                                        --------         --------           --------

  INCOME FROM OPERATIONS                  21,015           15,635             12,599
Interest income                              351                4                 22
Interest expense                             (19)            (214)              (363)
Other income, net                             73              125                286
                                        --------         --------           --------

  INCOME BEFORE PROVISION FOR
  INCOME TAXES                            21,420           15,550             12,544
Provision for income taxes                 7,931            5,730              4,830
                                        --------         --------           --------


NET INCOME                               $13,489           $9,820             $7,714
                                        ========         ========           ========

EARNINGS PER SHARE:
  BASIC                                    $2.36            $1.72              $1.33
                                        ========         ========           ========
  DILUTED                                  $2.30            $1.70              $1.32
                                        ========         ========           ========

The accompanying notes are an integral part of these consolidated statements.

1998 STRATTEC ANNUAL REPORT
CONSOLIDATED BALANCE SHEETS (IN THOUSANDS)

                                                  June 28, 1998      June 29, 1997
                                                  -------------      -------------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                          $14,754              $404

  Receivables, less allowance for doubtful
    accounts of $250 at June 28, 1998,
    and June 29, 1997                                 25,301            29,687
  Inventories                                         14,962            14,879
  Customer tooling in progress                         8,692             6,615
  Future income tax benefits                           2,218             1,868
  Other current assets                                 2,131             2,522
                                                    --------           -------
        Total current assets                          68,058            55,975

DEFERRED INCOME TAXES                                      -               186
PROPERTY, PLANT, AND EQUIPMENT, NET                   39,940            39,508
                                                    --------           -------
                                                    $107,998           $95,669
                                                    ========           =======
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable                                   $12,457           $12,367
  Accrued liabilities:
   Payroll and benefits                                8,170             6,523
   Environmental                                       2,873             2,911
   Income taxes                                          307               452
   Other                                               1,298             1,323
                                                    --------           -------
        Total current liabilities                     25,105            23,576

DEFERRED INCOME TAXES                                    357                 -
BORROWINGS UNDER REVOLVING CREDIT FACILITY                 -             5,037
ACCRUED PENSION OBLIGATIONS                            8,289             7,461
ACCRUED POSTRETIREMENT OBLIGATIONS                     3,849             3,502
SHAREHOLDERS' EQUITY
  Common stock, authorized 12,000,000 shares
    $.01 par value,
    issued 5,877,150 shares at June 28, 1998,
    and 5,799,150 shares at June 29, 1997                 59                58
  Capital in excess of par value                      42,489            41,094
  Retained earnings                                   32,436            18,947
  Cumulative translation adjustments                  (1,863)           (1,863)
  Less: Treasury stock, at cost (152,307
  shares at June 28, 1998 and 132,000 shares at
    June 29, 1997)                                    (2,723)           (2,143)
                                                    --------           -------

        Total shareholders' equity                    70,398            56,093
                                                    --------           -------

                                                    $107,998           $95,669
                                                    ========           =======

The accompanying notes are an integral part of these consolidated balance sheets.

                                                     1998 STRATTEC ANNUAL REPORT
                     CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (IN THOUSANDS)

                                               Capital in                Cumulative
                                    Common     Excess of    Retained     Translation      Treasury
                                    Stock      Par Value    Earnings     Adjustments        Stock
                                    ------     ---------    --------     -----------      --------
BALANCE, JULY 2, 1995                  $58       $40,909      $1,413        $(1,437)            -
  Net income                             -             -       7,714              -             -
  Translation adjustments                -             -           -           (359)            -
                                      ----      --------    --------       ---------      --------
BALANCE, JUNE 30, 1996                  58        40,909       9,127         (1,796)            -
  Net income                             -             -       9,820              -             -
  Translation adjustments                -             -           -            (67)            -
  Purchase of common stock               -             -           -              -        (2,143)
  Exercise of stock options,
       including tax benefit             -           185           -              -             -
                                      ----      --------    --------       ---------      --------
BALANCE, JUNE 29, 1997                  58        41,094      18,947         (1,863)       (2,143)
  Net income                             -             -      13,489              -             -
  Purchase of common stock               -             -           -              -          (591)
  Exercise of stock options,
       including tax benefit             1         1,395           -              -            11
                                      ----      --------    --------       ---------      --------
BALANCE, JUNE 28, 1998                 $59       $42,489     $32,436        $(1,863)      $(2,723)
                                      ====      ========    ========       =========      ========


 The accompanying notes are an integral part of these consolidated statements.

1998 STRATTEC ANNUAL REPORT
CONSOLIDATED STATEMENTS OF CASH FLOWS (IN THOUSANDS)


                                                               Years Ended
                                             ---------------------------------------------
                                             June 28, 1998   June 29, 1997    June 30,1996
                                             -------------   -------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income                                    $13,489         $9,820           $7,714
  Adjustments to reconcile net
     income to
     net cash provided by operating
     activities:
     Depreciation                                 6,776          5,639            3,961
     Loss on disposition of property,
       plant and equipment                          168            171              254
     Change in operating assets and
      liabilities:
     (Increase) decrease in receivables           4,330        (10,897)          (3,367)
     Increase in inventories                        (83)        (1,473)          (3,497)
     (Increase) decrease in other
      assets                                     (1,891)         1,421           (2,211)
     Increase in accounts payable
       and accrued liabilities                    3,216          1,459            4,128
     Other, net                                     (54)           (50)            (116)
                                                 ------        -------          -------
     Net cash provided by
       operating activities                      25,951          6,090            6,866
                                                 ------        -------          -------

CASH FLOWS FROM INVESTING ACTIVITIES
  Additions to property, plant
    and equipment                                (7,450)        (7,972)         (12,177)
  Proceeds received on sale of property,
    plant, and equipment                             70            196               60
                                                 ------        -------          -------
      Net cash used in investing activities      (7,380)        (7,776)         (12,117)
                                                 ------        -------          -------
CASH FLOWS FROM FINANCING ACTIVITIES
  Net proceeds from (payments of) borrowings
   under revolving credit facility               (5,037)         3,607            1,430
  Purchase of common stock                         (591)        (2,143)               -
  Exercise of stock options                       1,407            185                -
                                                 ------        -------          -------
    Net cash provided by (used in)
    financing activities                         (4,221)         1,649            1,430
                                                 ------        -------          -------
NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS                           14,350            (37)          (3,821)

CASH AND CASH EQUIVALENTS
  Beginning of year                                 404            441            4,262
                                                 ------        -------          -------
  End of year                                   $14,754           $404             $441
                                                =======        =======          =======
SUPPLEMENTAL DISCLOSURE OF
  CASH FLOW INFORMATION
  Income taxes paid                              $7,482         $4,984           $6,422
  Interest paid                                      19            227              355


 The accompanying notes are an integral part of these consolidated statements.

                                                     1998 STRATTEC ANNUAL REPORT
                                                   NOTES TO FINANCIAL STATEMENTS


ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         STRATTEC SECURITY CORPORATION (the "Company") designs, develops, manufacturers and markets mechanical locks, electro-mechanical locks and related security products for major automotive manufacturers.

         The significant accounting policies followed by the Company in the preparation of these financial statements, as summarized in the following paragraphs, are in conformity with generally accepted accounting principles.

         PRINCIPLES OF CONSOLIDATION AND PRESENTATION: The accompanying financial statements reflect the consolidated results of the company, its wholly owned Mexican subsidiary, and its foreign sales corporation.

         Certain amounts previously reported have been reclassified to conform to the June 28, 1998, presentation. These reclassifications have no effect on previously reported net income or retained earnings.

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

         Inventories consist of the following (thousands of dollars):

                                         June 28,    June 29,
                                           1998        1997
                                         --------    --------

Finished products                         $5,114      $3,599
Work in process                           11,204      12,446
Raw materials                              1,179       1,671
LIFO adjustment                           (2,535)     (2,837)
                                         -------    --------
                                         $14,962     $14,879
                                         =======    ========

         CUSTOMER TOOLING IN PROGRESS: The Company accumulates its costs for development of certain tooling used in component production and assembly. The costs, which are primarily from third-party tool vendors, are accumulated on the Company's balance sheet. These amounts are then billed to the customer upon formal acceptance by the customer of products produced with the individual tool.


         PROPERTY, PLANT, AND EQUIPMENT: Property, plant, and equipment are stated at cost, and depreciation is computed using the straight-line method over the following estimated useful lives:

      Classification            Expected Useful Lives
      --------------            ---------------------

Land improvements                  20 years
Buildings and improvements         20 to 35 years
Machinery and equipment            3 to 10 years

     Property, plant, and equipment consist of the following (thousands of dollars):

                                         June 28,   June 29,
                                           1998       1997
                                        ---------   --------
Land                                        $855        $801
Buildings and improvements                 9,819       9,551
Machinery and equipment                   64,523      58,771
                                        --------    --------
                                          75,197      69,123
Less: accumulated depreciation           (35,257)    (29,615)
                                        --------    --------
                                        $ 39,940    $ 39,508
                                        ========    ========

         Expenditures for repairs and maintenance are charged to expense as incurred. Expenditures for major renewals and betterments, which significantly extend the useful lives of existing plant and equipment, are capitalized and depreciated. Upon retirement or disposition of plant and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income.

         RESEARCH AND DEVELOPMENT COSTS: Expenditures relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred.

         FOREIGN CURRENCY TRANSLATION: Since December 30, 1996, the functional currency of the Mexican operation has been the U.S. Dollar, as Mexico is currently considered to be a highly inflationary economy in accordance with

1998 STRATTEC ANNUAL REPORT
NOTES TO FINANCIAL STATEMENTS


Statement of Financial Accounting Standard (SFAS) No. 52, "Foreign Currency Translation." The effect of currency fluctuations in the remeasurement process is included in the determination of income. The effect of currency fluctuations included in the determination of income is not material. Prior to December 30, 1996, the functional currency of the Mexican operation was the Mexican Peso. The effects of currency fluctuations resulted in adjustments to the U.S. dollar value of the Company's assets and to the equity accounts in accordance with SFAS No. 52.

         REVENUE RECOGNITION: Revenue is recognized upon the shipment of products, net of estimated costs of returns and allowances.

         COMPREHENSIVE INCOME: SFAS No. 130, "Reporting Comprehensive Income," was issued in 1997. This statement establishes standards for reporting and display of comprehensive income and its components in a complete set of financial statements. Comprehensive net income is the total of reported net income and all other revenues, expenses, gains and losses that under generally accepted accounting principles are not includable in reported net income but are reflected in shareholders' equity. The Company will adopt this statement in fiscal 1999. The Company does not expect adoption to have a material effect on the consolidated financial statements.

         SEGMENT REPORTING: SFAS No. 131, "Disclosures about segments of an Enterprise and Related Information," was issued in 1997. This statement establishes standards for the manner in which public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. SFAS No. 131 is effective for financial statements for fiscal years beginning after December 13, 1997. Since the Company operates in a single business segment, this Statement will have no impact on future reporting requirements of the Company.

         DERIVATIVE INSTRUMENTS: SFAS No. 133, "Accounting of Derivative Instruments and Hedging Activities," was issued in 1998. The statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 is effective for financial statements for fiscal years beginning after June 15, 1999. The Company currently does not hold any such derivative instruments and does not expect this statement to have an impact on future financial statements.

REVOLVING CREDIT FACILITY

         The Company has a $25 million unsecured, revolving credit facility (the "Credit Facility"), which expires October 31, 2000. Interest on borrowings under the Credit Facility are at varying rates based, at the Company's option, on the London Interbank Offering Rate, the Federal Funds Rate, or the bank's prime rate. There were no outstanding borrowings at June 28, 1998. Outstanding borrowings were $5,037,000 under the Credit Facility at and June 29, 1997. The weighted average interest rate on the revolving credit borrowings was 6.2 percent and 6.0 percent for the years ended June 28, 1998, and June 29, 1997, respectively.

         The Credit Facility contains various restrictive covenants that require the Company to maintain minimum levels for certain financial ratios, including tangible net worth, ratio of indebtedness to tangible net worth and fixed charge coverage.

ENVIRONMENTAL MATTER

         In 1995, the Company recorded a provision of $3.0 million for estimated costs to remediate a site at the Company's Milwaukee facility that was contaminated by a solvent spill which occurred in 1985. The Company continues to monitor and evaluate the site and believes, based upon findings-to-date and known environmental regulations, that the environmental reserve at June 28, 1998, is adequate.

INCOME TAXES

         The provision for income taxes consists of the following (thousands of dollars):


                                             1998          1997          1996
                                           -----------------------------------
Currently payable:
  Federal                                  $5,576        $4,469         $3,883
  State                                     1,323         1,037            861
  Foreign                                     471            43            319
                                           ------        ------         ------
                                            7,370         5,549          5,063
Deferred taxes                                561           181           (233)
                                           ------        ------         ------
                                           $7,931        $5,730         $4,830
                                           ======        ======         ======

                                                     1998 STRATTEC ANNUAL REPORT
                                       NOTES TO FINANCIAL STATEMENTS (CONTINUED)


         A reconciliation of the US statutory tax rates to the effective tax rates follows:





                                              1998         1997           1996
                                              --------------------------------

US statutory rate                             34.8%        34.4%          34.2%
State taxes, net of federal tax benefit        4.4          4.4            4.3
Foreign rate differential                       .4          (.8)            .4
Other                                         (2.6)        (1.2)           (.4)
                                              ----         ----           ----
                                              37.0%        36.8%          38.5%
                                              ====         ====           ====



         The components of deferred tax assets and liabilities are as follows (thousands of dollars):


                                         June 28,    June 29,
                                          1998         1997
                                         --------    --------
Future income tax benefits:
Customer tooling                            $156        $156
Payroll-related accruals                     410         410
Environmental reserve                      1,121       1,136
Other                                        531         166
                                          ------      ------
                                          $2,218      $1,868
                                          ======      ======
Deferred income taxes:
Accrued pension obligations               $3,233      $2,910
Accumulated depreciation                  (5,091)     (4,116)
Postretirement obligations                 1,501       1,366
Other                                          -          26
                                          ------      ------
                                          ($ 357)       $186
                                          ======      ======

         Foreign income before the provision for income taxes was not significant for each of the years indicated.

RETIREMENT PLANS AND POSTRETIREMENT COSTS

         The Company has a noncontributory deferred benefit pension plan covering substantially all U.S. associates. Benefits are based on years of service and final average compensation. The Company's policy is to fund at least the minimum actuarially computed annual contribution required under the Employee Retirement Income Security Act of 1974 (ERISA). Plan assets consist primarily of listed equity and fixed income securities.

         The following tables summarize the plan's income and expense, actuarial assumptions, and funded status for the years indicated (thousands of dollars):

                                            1998        1997         1996
                                            ----        ----         ----
INCOME AND EXPENSE:
Service cost-benefits
   earned during the year                  $1,206      $1,205       $1,057
Interest cost on projected
   benefit obligation                       1,664       1,631        1,451
Actual return on
   plan assets                             (4,585)     (3,138)      (2,608)
Net amortization
   and deferral                             2,566       1,428        1,028
                                            -----       -----        -----
Net periodic pension
   expense                                   $851       $1,126        $928
                                           ======       ======      ======






                                            1998        1997
                                            ----        ----
FUNDED STATUS:
Actuarial present value
   of benefit obligations:
      Vested                               $16,713     $13,187
      Nonvested                              2,270       1,946
                                           -------     -------
      Accumulated benefit
         obligation                         18,983      15,133
Effect of projected future
   compensation increases                    7,206       6,492
                                           -------     -------

Projected benefit
   obligation                               26,189      21,625
Plan assets at fair
   market value                             26,364      22,194
                                          --------     -------

Plan assets greater
   than projected
   benefit obligation                          175         569
Remaining unrecognized
   net asset arising from
   the initial application
   of SFAS No. 87                              947       1,096
Unrecognized net gain                        7,535       6,885
Unrecognized prior
   service cost                                (18)         49
                                          --------     -------

Accrued pension obligation                  $8,289      $7,461
                                          ========     =======


                                              1998        1997
ACTUARIAL ASSUMPTIONS:                    --------      ------
Discount rate used to determine
   present value of projected
   benefit obligation                          7.5%       7.75%
Expected rate of future
   compensation increases                      4.0%        4.0%
Expected long-term rate
   of return on plan assets                    8.5%        8.5%

NOTES TO FINANCIAL STATEMENTS
1998 STRATTEC ANNUAL REPORT

         All U.S. associates of the Company may participate in a 401(K) Plan. The Company contributes a fixed percentage of up to the first 6 percent of eligible compensation that a participant contributes to the plan. The Company's contributions totaled approximately $548,000 in 1998, $487,000 in 1997 and $359,000 in 1996.

         The Company recognizes the expected cost of retiree health care and life insurance benefits during the years that the associates render service. For measurement purposes, a 6.5 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 1998; the rate was assumed to decrease to 6 percent by the year 1999 and remain at that level thereafter.

         The discount rate used in determining the accumulated postretirement benefit obligations was 7.5 percent at June 28, 1998, and 7.75 percent at June 29, 1997, compounded annually. The health care and life insurance plans are unfunded.

         The components of the accumulated postretirement benefit obligations were as follows (thousands of dollars):



                                         June 28,    June 29,
                                           1998        1997
                                         --------    -------
Retirees                                 $    548    $   225
Fully eligible
   plan participants                          570        435
Other active
   participants                             2,763      2,432
                                         --------    -------
                                            3,881      3,092
Unrecognized net
   obligations                                 (8)        (9)
Unrecognized prior
   service cost                              (274)         -
Unrecognized net
   gain                                       250        419
                                         --------    -------
                                         $  3,849    $ 3,502
                                         ========    =======


         The net periodic postretirement costs recorded during 1998, 1997, and 1996 were as follows (thousands of dollars):



                                            1998        1997         1996
                                            ----        ----         ----
Service cost-benefits
   attributed to service
   during the year                          $169        $153         $173
Interest cost on
   accumulated
   benefit obligation                        238         215          221
Other                                         (8)         (7)           1
                                            ----        ----         ----
                                            $399        $361         $395
                                            ====        ====         ====


         The health care cost trend assumption has a significant effect on the amounts reported. A 1% change in the health care cost trend rates would have the following effects (thousands of dollars):

                                                     1%                 1%
                                                  Increase           Decrease
                                                  --------           --------
Effect on total of service and
  interest cost components                            $82             ($68)

Effect on Postretirement
  benefit obligation                                 $556            ($468)


SHAREHOLDERS' EQUITY

         The Company has 12,000,000 shares of authorized common stock, par value $.01 per share, with 5,724,843 and 5,667,150 shares issued and outstanding at June 28, 1998, and June 29, 1997, respectively. Holders of Company common stock are entitled to one vote for each share on all matters voted on by shareholders.

         On February 27, 1995, one common stock purchase right (a "right") was distributed for each share of the Company's common stock outstanding. The rights are not currently exercisable, but would entitle shareholders to buy one-half of one share of the Company's common stock at an exercise price of $30 per share if certain events occurred relating to the acquisition or attempted acquisition of 20 percent or more of the outstanding shares. The rights expire in the year 2005, unless redeemed or exchanged by the Company earlier.

         During fiscal 1997 the Company's Board of Directors authorized a stock repurchase program to buy back up to 289,395 outstanding shares. As of June 28, 1998, 153,000 shares have been purchased at a cost of $2,734,000.

                                                     1998 STRATTEC ANNUAL REPORT
                                       NOTES TO FINANCIAL STATEMENTS (CONTINUED)

EARNINGS PER SHARE (EPS)

         In the second quarter of fiscal 1998, the Company adopted SFAS No. 128, "Earnings Per Share." The Company's previously reported EPS is consistent with basic EPS as calculated below under SFAS No. 128. A reconciliation of the components of the basic and diluted per share computations follows (thousands of dollars, except per share amounts):




                     Net                       Per-Share
                    Income       Shares         Amount
                    ------       ------         ------

                                  1998
                    ----------------------------------
Basic EPS           $ 13,489      5,708         $2.36
Stock Options                       155
                                  -----         -----
Diluted EPS         $ 13,489      5,863         $2.30
                                  =====         =====

                                  1997
                    ---------------------------------
Basic EPS           $  9,820      5,716         $1.72
Stock Options                        69
                                  -----         -----
Diluted EPS         $  9,820      5,785         $1.70
                                  =====         =====

                                   1996
                    ---------------------------------
Basic EPS           $  7,714      5,785         $1.33
Stock Options                        66
                                  -----
Diluted EPS         $  7,714      5,851         $1.32
                                  =====         =====


         Options to purchase the following shares of common stock were outstanding as of each date indicated but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common shares:

                                        Exercise
                          Shares          Price
                          ------         -------
June 28, 1998             80,000         $31.98
                           5,000         $31.63

June 29, 1997             76,393         $19.28
                          77,135         $19.68

June 30, 1996             76,393         $19.28

STOCK OPTION AND PURCHASE PLANS

         The Company maintains an omnibus stock incentive plan, which provides for the granting of stock options. The Board of Directors has designated 1,200,000 shares of the Company's common stock available for grant under the plan at a price not less than the fair market value on the date the option is granted. Options become exercisable as determined at the date of grant by a committee of the Board of Directors and expire 5 to 10 years after the date of grant unless an earlier expiration date is set at the time of grant.


                                                     Weighted
                                                     Average
                                                     Exercise
                                          Shares       Price
                                         -------     --------
Balance as of July 2, 1995               382,500      $11.75
Granted                                   96,393      $18.57
Terminated                                 7,500      $11.75
                                         -------
Balance as of June 30, 1996              471,393      $13.15
                                         -------
Granted                                  157,135      $18.17
Exercised                                 13,750      $11.75
Terminated                                15,889      $15.01
                                          ------
Balance June 29, 1997                    598,889      $14.45
                                         -------
Granted                                   95,000      $31.06
Exercised                                 78,000      $12.67
                                         -------
Balance at June 28, 1998                 615,889      $17.23
                                         =======

Exercisable as of June 28, 1998          340,750      $12.37
                                         =======
Available for grant
   as of June 28, 1998                   492,361
                                         =======


         During 1997, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." As permitted by the statement, the Company will continue to account for its stock-based compensation plans in accordance with APB Opinion No. 25 and related Interpretations. Accordingly, no compensation cost related to these plans was charged against earnings in 1998, 1997, and 1996. Had compensation cost for these plans been determined consistent with SFAS No. 123, the pro forma impact on earnings per share would have been as follows (thousands of dollars):


                                       June 28,     June 29,          June 30,
                                         1998         1997              1996
                                       --------     --------          --------
Net income
  As reported                          $ 13,489     $  9,820          $  7,714
  Pro forma                            $ 13,057     $  9,655          $  7,649
Basic earnings per share
  As reported                          $   2.36     $   1.72          $   1.33
  Pro forma                            $   2.29     $   1.69          $   1.33
Diluted earnings per share
  As reported                          $   2.30     $   1.70          $   1.32
  Pro forma                            $   2.24     $   1.69          $   1.32

         The fair market value of each option grant was estimated as of the date of grant using the Black-Scholes pricing model. The resulting compensation cost was amortized over the vesting period.

1998 STRATTEC ANNUAL REPORT
NOTES TO FINANCIAL STATEMENTS (Continued)

         The grant date fair market values and assumptions used to determine such impact are as follows:

Options Granted During                    1998        1997        1996
                                          ----        ----        ----
Weighted average grant date fair value  $ 31.06      $18.17      $18.57

Assumptions:
  Risk free interest rates                 6.07%       6.54%       6.01%
  Expected volatility                     30.10%      32.11%      27.98%
Expected term (in years)                   5.75         5.5        5.75

         The range of options outstanding as of June 28, 1998, is as follows:

                                                          Weighted
                       Weighted                           Average
                      Number of           Average        Remaining
                       Options        Exercise Price     Contractual
Price Range         Outstanding/       Outstanding/         Life
 per Share           Exercisable        Exercisable      (in years)
-----------         ------------      --------------     ----------
$11.75-$17.05      370,750/340,750     $12.78/$12.40        7.1
$19.28-$23.63      160,139/      -     $19.73/     -        3.1
Over $31.63        85,000/       -     $31.96/     -        4.5
                   ---------------     -------------        ---
                   615,889/340,750     $17.23/$12.40        5.7
                   ===============     =============        ===


         Effective February 18, 1998, the Company adopted an Employee Stock Purchase plan to provide substantially all U. S. full-time associates an opportunity to purchase shares of its common stock through payroll deductions. A participant may contribute a maximum of $5,200 per calendar year to the plan. On the last day of each month, participant account balances are used to purchase shares of stock at the average of the highest and lowest reported sales prices of a share of the Company's common stock on the NASDAQ National Market. A total of 100,000 shares may be issued under the plan. A total of 693 shares were issued from treasury stock under the plan at an average price of $29.93 during fiscal 1998. A total of 99,307 shares are available for purchase under the plan as of June 28, 1998.


EXPORT SALES

         Export sales are summarized below thousands of dollars):

            Export Sales       Percent of Net Sales
            ------------       --------------------
1998          $22,330                  12%
1997          $17,179                  11%
1996          $14,713                  11%

         These sales were primarily to vehicle manufacturing plants in Canada and Mexico.

SALES TO LARGEST CUSTOMERS

         Sales to the Company's largest customers were as follows (thousands of dollars and percent of total net sales):


                         1998               1997             1996
                      Sales    %         Sales   %        Sales   %
                    -------------    -------------     ------------
General Motors
   Corporation      $ 86,721  46%    $ 70,347   44%    $ 65,441  47%
Ford Motor
   Company            46,136  25%      43,617   27%      27,977  20%
Chrysler
   Corporation        25,966  14%      21,000   13%      20,318  15%
                    ------------     -------------     ------------
                    $158,823  85%    $134,964   85%    $113,736  82%
                    ============     =============     ============

                                                     1998 STRATTEC ANNUAL REPORT
                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS/REPORT OF MANAGEMENT


TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
OF STRATTEC SECURITY CORPORATION:

         We have audited the accompanying consolidated balance sheets of STRATTEC SECURITY CORPORATION and subsidiaries, as of June 28, 1998, and June 29, 1997, and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended June 28, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of STRATTEC SECURITY CORPORATION and subsidiaries as of June 28, 1998, and June 29, 1997, and the results of their operations and their cash flows for each of the three years in the period ended June 28, 1998, in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP
ARTHUR ANDERSEN LLP
Milwaukee, Wisconsin
July 30, 1998



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



Harold M. Stratton II                           John G. Cahill
Harold M. Stratton II                           John G. Cahill
President and                                   Executive Vice President and
Chief Executive Officer                         Chief Financial Officer

1998 STRATTEC ANNUAL REPORT
FINANCIAL SUMMARY

FIVE-YEAR FINANCIAL SUMMARY

For all periods after February 26, 1995, the financial data reflect the consolidated results of the Company and its wholly owned subsidiaries. For all periods prior to February 27, 1995, the financial data reflect the combined results of the Technologies Business of Briggs & Stratton Corporation ("Briggs"). On February 27, 1995 Briggs transferred substantially all of the assets, related debt and liabilities of its Technologies Business to the Company, which was previously formed as a wholly owned subsidiary of Briggs in order to receive the distribution (the "Distribution"). The information below should be read in conjunction with "Management's Discussion and Analysis," and the Financial Statements and Notes thereto included elsewhere herein. The following data are in thousands of dollars except per share amounts.



                                                          Fiscal Years


                                         1998        1997          1996             1995          1994
                                      ----------  ----------   -------------    -----------    ----------
INCOME STATEMENT DATA
Net sales                             $ 186,805    $ 159,054      $ 139,745      $ 110,372      $  97,077
Gross profit                             39,940       33,319         29,231         27,893         23,248
Engineering, selling, and
  administrative expenses                18,925       17,684         16,632         13,847          8,915
Environmental charges                         -            -              -          3,000          1,250
                                      ---------    ---------      ---------      ---------      ---------
Income from operations                   21,015       15,635         12,599         11,046         13,083
Interest income                             351            4             22             16              -
Interest expense                            (19)        (214)          (363)           (12)             -
Other income, net                            73          125            286             83             68
                                      ---------    ---------      ---------      ---------      ---------
Income before taxes and cumulative
  effect of accounting changes           21,420       15,550         12,544         11,133         13,151
Provision for income taxes                7,931        5,730          4,830          4,657          5,330
                                      ---------    ---------      ---------      ---------      ---------
Net income before cumulative
  effect of accounting changes           13,489        9,820          7,714          6,476          7,821
Cumulative effect of accounting changes       -            -              -              -         (3,024)
                                      ---------    ---------      ---------      ---------      ---------
Net income                            $  13,489    $   9,820      $   7,714      $   6,476      $   4,797
                                      =========    =========      =========      =========      =========
Earnings per share (a):
  Basic                                $   2.36    $    1.72      $    1.33              -              -
  Diluted                              $   2.30    $    1.70      $    1.32              -              -
BALANCE SHEET DATA
Net working capital                    $ 42,953    $  32,399      $  21,181      $  18,978      $  13,714
Total assets                            107,998       95,669         82,818         70,103         49,496
Long-term liabilities                    12,138       16,000         10,937          8,198          6,212
Equity                                   70,398       56,093         48,298         40,943         28,379

(a)Earnings per share is presented for fiscal years subsequent to the Distribution.

QUARTERLY FINANCIAL DATA (UNAUDITED)


                                                                             Market Price
                                                    Earnings  Per Share       Per Share
                                            Net     -------------------     -------------
    Quarter    Net Sales  Gross Profit    Income     Basic     Diluted      High     Low
    -------    ---------  ------------    ------     -----     -------      ----     ---

1998
      First    $  42,868  $   8,488      $   2,398  $     .42    $  .41     28 1/4   19 1/2
      Second      49,722     10,142          3,433        .60       .59     30 1/4   23
      Third       47,420     10,623          3,835        .67       .65     29 1/4   25
      Fourth      46,795     10,687          3,823        .67       .65     33 1/4   27
               ---------  ---------      ---------  ---------    ------
      TOTAL    $ 186,805  $  39,940      $  13,489  $    2.36    $ 2.30
               =========  =========      =========  =========    ======

1997  First    $  36,214  $   6,253      $   1,201  $     .21    $  .21     18 1/2   13 3/4
      Second      37,926      8,528          2,598        .45       .45     18 1/2   14 1/2
      Third       41,836      9,036          2,902        .51       .50     19 3/4   16
      Fourth      43,078      9,502          3,119        .55       .54     21       16 1/2
               ---------  ---------      ---------  ---------    ------
      TOTAL    $ 159,054  $  33,319      $   9,820  $    1.72    $ 1.70
               =========  =========      =========  =========    ======


Shareholders of record at June 28, 1998, were 5,010.