Form 10-K, Exhibit 13
period 1999-06-27
STRATTEC SECURITY CORP
filed 1999-09-17
CIK 933034

                                                                    EXHIBIT 13.1
1999 STRATTEC ANNUAL REPORT

COMPANY DESCRIPTION


BASIC BUSINESS

     STRATTEC SECURITY CORPORATION designs, develops, manufactures and markets mechanical locks, electro-mechanical locks and related security products for major automotive manufacturers.  Our
products are shipped to customer locations in the                         [LOGO]
United States, Canada, Mexico, Europe and South America, and we provide full service and aftermarket support. We also supply products for the heavy truck, recreational vehicle, marine and industrial markets, as well as precision die castings for the transportation, security and recreational products industries.

HISTORY

     STRATTEC formerly was a division of Briggs & Stratton Corporation. On February 27, 1995, STRATTEC was spun-off from Briggs & Stratton through a tax-free distribution to the then existing Briggs shareholders.
STRATTEC received substantially all of the assets related to the lock and key business owned by Briggs & Stratton.

     Starting as a division of Briggs & Stratton, and continuing today as a totally separate and independent company, we have a history in the automotive lock manufacturing business spanning more than 80 years. We have also been in the zinc die casting business for approximately 70 years.
STRATTEC has been the world's largest producer of automotive locks       [PHOTO]
and keys since the late 1920s, and we currently maintain a dominant share of the North American markets for these products.

PRODUCTS

     Our principal products are locks and keys for cars and trucks.  A typical automobile contains a set of five locks: a steering column/ignition lock, a glove box lock, two front door locks
[PHOTO] and a deck lid (trunk) lock. Pickup trucks typically use three to four locks, while sport utility vehicles and vans use five to seven locks. Some vehicles have additional locks for under-floor compartments or folding rear seat latches.  T-top locks, spare tire locks, burglar alarm

1999 STRATTEC ANNUAL REPORT

locks and door locks with illuminated faces are also offered as options. Usually two keys are provided with each vehicle lockset.

[PHOTO]       STRATTEC produces locks with simple electrical switch devices and more sophisticated devices, such as resistive elements, radio frequency identification (RFID) elements and Hall Effect sensors. The primary focus of these added electronics is increased security and reliability.
Electronics will play an important and ever-increasing role in the       [PHOTO]
future of our security-related products.

MARKETS

      We are a direct supplier of OEM auto and light truck manufacturers, over-the-road heavy truck manufacturers and recreational vehicle manufacturers, as well as other transportation-related manufacturers. For the 1999 model year, we enjoyed a 66.4% market share in the North American automotive industry, supplying locks and keys for approximately 90% of General Motor's production, 65% of Ford's, and 99% of DaimlerChrysler's production. We also are an OEM components supplier to a wide array of smaller industrial manufacturers.

      Direct sales to various OEMs represent approximately 82% of
our total sales.  The remainder of the company's revenue is received     [PHOTO]
primarily through sales to the OEM service channels, and the locksmith aftermarket.

      Sales to General Motors, Ford and DaimlerChrysler are coordinated through our direct sales personnel located in our Detroit-area office. Sales are also partially facilitated through daily interaction between our application engineers located in Detroit and customer engineering departments. Sales to other OEM customers are accomplished through a combination of our own sales personnel and manufacturer representative agencies.

      STRATTEC's products are supported by an extensive staff of experienced lock engineers. This staff, which includes product design, quality and manufacturing engineers, is capable of providing complete

1999 STRATTEC ANNUAL REPORT


COMPANY DESCRIPTION

design, development and testing services of new products
for our customers. This staff is also available for customer
problem solving, warranty analysis and other activities     [PHOTO]
that arise during a product's life cycle. Our customers receive after-sales support in the form of special field service kits, service manuals, and specific in-plant production repair programs.

    The majority of our OEM products are sold in North
America. However, our dominance in the North American market translates into a world market share of around
21%, making STRATTEC the largest producer of automotive locks and keys in the world. While a modest amount of exporting is done to automotive assembly plants in Europe and South America, we are in the process of expanding our presence in these markets through collaborative agreements with lock manufacturers in those regions.

[PHOTO]

     OEM service and replacement parts are sold to the OEM's own service operations. In addition, we distribute our components and security products to the automotive aftermarket through approximately 75 authorized wholesale distributors, as well as other marketers and users of component parts, including export customers. These aftermarket activities are serviced through a new warehousing operation integral to our Milwaukee headquarters and manufacturing facility.

CUSTOMER FOCUS

     Since the majority of the company's sales are to the "Big Three"
North American automotive manufacturers, STRATTEC is organized to assure that our activities are focused on these major customers and their associated entities. We have customer-focused teams for General Motors/Delphi, for Ford, and for Daimler Chrysler/Mitsubishi. A fourth team handles our industrial and service customers, including such heavy truck manufacturers as Peterbilt, Kenworth, Mack, Freightliner, Navistar, and GM Volvo.

     Each of the four teams possesses all of the necessary disciplines required to meet their customers'

1999 STRATTEC ANNUAL REPORT

[PHOTO]

needs.  Leading each team's efforts are Product Business
Managers who handle the overall coordination of various product programs. The Product Business Managers work closely with their team's quality engineers, cost engineers, purchasing agents, internal and external customer service representatives, [GRAPHIC] service manager, and engineering manager. The engineering manager in turn helps coordinate the efforts of design engineers, product and process engineers, component engineers, and electrical engineers.

     STRATTEC uses a formalized product development process to identify and meet customer needs in the shortest possible time. By creating and following this streamlined development system, we shorten product lead times, tighten our response to market changes, and provide our customers with the optimum value solution to their security requirements. STRATTEC is also QS-9000/ISO 9001 certified. This means we embrace the philosophy that quality should exist not only in the finished product, but in every step of our process as well.

OPERATIONS

     The majority of the components that go into our lock
products are manufactured at our main facility and headquarters in Milwaukee, Wisconsin.  This facility also makes zinc die
cast components for other manufacturers.  Lock                   [PHOTO]
assembly is performed at the Milwaukee location and at our primary assembly facility, located in Juarez, Mexico.

                    ADVANCED DEVELOPMENT

                         Research and development activities are centered
                    around a dedicated research engineering staff we call
[PHOTO]             our Advanced Development Group.

1999 STRATTEC ANNUAL REPORT

COMPANY DESCRIPTION


This Group has the responsibility for developing future
products and processes that will keep us in the forefront
of the markets we serve. Among other things, we are
pursuing mechanical as well as electronic products to                [PHOTO]
increase security, modularization of related components, and new manufacturing processes to reduce costs for ourselves and our customers.

CYCLICAL NATURE OF THE BUSINESS

    The manufacturing of components used in automobiles is driven by the normal peaks and valleys associated with the automotive industry. Typically, the months of July and August are relatively slow while summer vacation shut-downs and model year changeover occur at the automotive assembly plants. September volumes increase rapidly as the new model year begins. This volume strength continues through October and into early November. As the holiday and winter seasons approach, the demand for automobiles slows. March usually brings a major sales and production increase, which then continues through most of June. This results in our first fiscal quarter (ending in September) sales and operating results typically being our weakest, with the remaining quarters being more consistent.

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

    STRATTEC's significant market share is the result of an eight-decade-long commitment to creating quality products and systems that are responsive to changing needs. As technologies advance and markets grow, STRATTEC retains that commitment to meeting and exceeding the expectations of our customers, and providing economic value to our shareholders.

1999 STRATTEC ANNUAL REPORT

VEHICLE LIST

2000 VEHICLES

     We're proud of the quality vehicles that use STRATTEC components. They include over-the-road trucks like Peterbilt, Kenworth, Mack, Freightliner, Navistar and GM Volvo. Recreational vehicles like Winnebago, Coachmen, Jayco and Fleetwood. And the following model year 2000 cars and light trucks:

[PHOTO]

CARS

Buick Century                 Chrysler LHS                     Mitsubishi Galant
Buick Regal                   Chrysler Sebring Convertible     Oldsmobile Alero
Cadillac Eldorado             Dodge Intrepid                   Oldsmobile Intrigue
Chevrolet Camaro              Dodge Neon                       Plymouth Breeze
Chevrolet Cavalier            Dodge Stratus                    Plymouth Neon
Chevrolet Corvette            Dodge Viper                      Plymouth Prowler
Chevrolet Impala              Ford Taurus                      Pontiac Firebird
Chevrolet Lumina              General Motors EV1               Pontiac Grand Am
Chevrolet Malibu              Jaguar S-Type                    Pontiac Grand Prix
Chevrolet Monte Carlo         Lincoln Continental              Pontiac Sunfire
Chrysler Cirrus               Lincoln LS                       Saturn LS
Chrysler Concorde             Mercury Sable
Chrysler 300M                 Mitsubishi Eclipse


LIGHT TRUCKS, VANS AND SPORT UTILITY VEHICLES

Cadillac Escalade             Dodge Ram Van/Wagon              Isuzu Hombre Pickup
Chevrolet Astro               Ford Excursion                   Jeep Cherokee
Chevrolet Blazer              Ford Expedition                  Jeep Grand Cherokee
Chevrolet Silverado Pickup    Ford Explorer                    Jeep Wrangler
Chevrolet Express             Ford F-Series Pickup             Lincoln Navigator
Chevrolet S-10 Pickup         Ford Ranger Pickup               Mazda B-Series Pickup
Chevrolet Suburban            GMC Envoy                        Mercury Mountaineer
Chevrolet Tahoe               GMC Denali                       Mercury Villager
Chevrolet Venture             GMC Jimmy                        Nissan Quest
Chrysler Town & Country       GMC Safari                       Oldsmobile Bravada
Dodge Caravan/Grand Caravan   GMC Savana                       Oldsmobile Silhouette
Dodge Dakota Pickup           GMC Sierra Pickup                Plymouth Voyager/
Dodge Durango                 GMC Sonoma Pickup                   Grand Voyager
Dodge Ramcharger              GMC Yukon                        Pontiac Montana
Dodge Ram Pickup              GMC Yukon XL

1999 STRATTEC ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

          The following Discussion and Analysis should be read in conjunction with the Company's Financial Statements and Notes thereto. Unless otherwise indicated, all references to years refer to fiscal years.


RESULTS OF OPERATIONS
1999 COMPARED TO 1998

          Net sales were $202.6 million in 1999, an increase of 8 percent compared to net sales of $186.8 million in 1998. Sales to DaimlerChrysler Corporation increased $5.0 million or 19 percent. Sales to the Ford Motor Company increased $6.1 million or 13 percent. Sales to these customers increased primarily due to increased unit production by these customers and a more favorable product mix. Sales to General Motors Corporation were relatively consistent with the prior year levels. Labor disruptions at General Motors Corporation reduced sales to this customer by an estimated $3 million during both fiscal 1999 (first quarter) and 1998 (fourth quarter). General Motors Corporation completed its spin-off of Delphi Automotive Systems in May 1999. Sales to Delphi Automotive Systems totaled $2.8 million in the month of June 1999 and were previously reported as sales to General Motors Corporation. The Company also began production volume shipments totaling approximately $2.2 million to Mitsubishi Motor Manufacturing of America early in the current fiscal year in support of the launch of the 1999 Gallant. This is the Company's initial program with Mitsubishi.
          Gross profit as a percentage of net sales was 23.1 percent in 1999 compared to 21.4 percent in 1998. Several factors contributed to the improvement in gross profit margins, including increased production volumes resulting in more favorable absorption of fixed overhead costs and a favorable mix of higher margin products. The prior year included a charge of $750,000 related to cash payments to the Company's represented employees upon ratification of a new collective bargaining agreement. Additional improvement in gross profit margins resulted from the cost of zinc, which the Company uses at a rate of approximately 1 million pounds per month, being substantially lower in the current year as compared to the prior year. The average price per pound was approximately $.52 in fiscal 1999 compared to approximately $.68 in fiscal 1998. Also contributing to the improved gross profit margin was the devaluation of the Mexican peso during the first quarter of the current fiscal year which resulted in lower U.S. dollar costs for the Mexican assembly operation. The rate of inflation in Mexico during the 12 months ended September 1998 was approximately 14 percent. However, the average U.S. dollar/Mexican peso exchange rate increased to approximately 9.50 in the first quarter of the current fiscal year from approximately 7.85 in the first quarter of the prior year.
          Engineering, selling and administrative expenses were $20.2 million, or 10.0 percent of net sales in 1999, compared to $18.9 million, or 10.1 percent of net sales in 1998. The increase was primarily related to the addition of associates to support current and future programs and the related recruiting and relocation costs.
          Income from operations was $26.6 million in 1999, compared to $21.0 million in 1998, reflecting the increased sales volume and improved gross margin as previously discussed above.
          The effective income tax rate in fiscal 1999 was 38.1 percent compared to 37.0 percent in fiscal 1998. The increase is due to an increase in the federal statutory tax rate resulting from higher net income levels as well as an increase in the state effective tax rate. The overall effective rate differs from the federal statutory tax rate primarily due to the effects of state income taxes.

 RESULTS OF OPERATIONS
 1998 COMPARED TO 1997

         Net sales were $186.8 million in 1998, an increase of 17 percent compared to net sales of $159.1 million in 1997. The sales increase is primarily due to increased sales to all three of the Company's largest customers in the current year compared to prior year levels, with General Motors Corporation increasing $16.4 million or 23 percent, DaimlerChrysler Corporation increasing $5.0 million or 24 percent, and Ford Motor Company increasing $2.5 million or 6 percent. Sales growth was primarily due to higher value mechanical and electro-mechanical content. Increased sales to DaimlerChrysler Corporation also reflect that company's higher vehicle production schedule in the last six months of fiscal 1998 compared to the prior year period. Labor disruptions at General Motors Corporation operations reduced sales to this customer by an estimated $3 million during the current year fourth quarter and by an estimated $2 million during the second quarter of fiscal 1997.
          Gross profit as a percentage of net sales was 21.4 percent in 1998 compared to 20.9 percent in 1997. Gross profit margins improved compared to the prior year due to

1999 STRATTEC ANNUAL REPORT

decreased scrap and premium freight costs. The gross profit margin was negatively impacted by a $750,000 charge during the current year as a result of cash payments to the Company's represented employees upon ratification of a new collective bargaining agreement. During the first six months of 1998, the cost of zinc, which the Company uses at a rate of approximately 1 million to 1.2 million pounds per month, remained significantly above prior year levels, increasing to an average of approximately $.74 per pound in the six months ended December 28, 1997, from an average of $.53 per pound in the six months ended December 29, 1996, resulting in a negative impact on gross profit margins. The cost of zinc declined in the second quarter of fiscal 1998 after increasing dramatically over the previous 12 months.
          Gross profit margins were also negatively impacted as inflationary cost pressures in Mexico over the past 30 months have resulted in higher U.S. dollar costs. The rate of inflation in Mexico during the six months ended June 28, 1998, and during calendar 1997 and 1996 was approximately 8, 16 and 28 percent, respectively. The U.S. dollar/Mexican peso exchange rate remained relatively stable during this period with devaluation during the period September 1997 through June 1998. The exchange rate ranged from approximately
7.40 to 7.90 pesos to the dollar during the period January 1996 through September 1997, and from approximately 7.80 to 9.00 pesos to the dollar during the period October 1997 through June 28, 1998.
           Engineering, selling and administrative expenses were $18.9 million, or 10.1 percent of net sales in 1998, compared to $17.7 million, or 11.1 percent of net sales in 1997. Engineering expenses increased approximately $700,000 primarily in support of new programs. Selling and marketing expenses increased approximately $200,000 primarily due to increased costs for commissions and promotional items. Administrative expenses increased approximately $300,000, primarily due to increased costs to recruit salaried employees.
          Income from operations was $21.0 million in 1998, compared to $15.6 million in 1997, reflecting the increased sales volume and improved gross margin as previously discussed above.


LIQUIDITY AND CAPITAL RESOURCES

          The Company generated cash from operating activities of $27.5 million in 1999 compared to $26.0 million in 1998. The increased generation of cash is due to several factors, including increased sales and operating profit levels as previously discussed and increases in accounts payable and accrued liabilities in support of increased production activities. In addition, the Company's investment in accounts receivable increased by approximately $10.8 million at June 27, 1999, as compared to June 28, 1998, primarily due to an increase in outstanding billings for customer tooling and higher sales levels in the current quarter as compared to the fourth quarter of fiscal 1998. During June 1998, labor disruptions at General Motors Corporation reduced sales by approximately $3 million. Inventories decreased by approximately $1.2 million at June 27, 1999, as compared to June 28, 1998, due to decreased sales during June 1998 resulting from the labor disruptions at General Motors Corporation.
          Capital expenditures in 1999 were $8.8 million, compared to $7.5 million in 1998. Expenditures were primarily in support of requirements for new product programs and the upgrade and replacement of equipment. The Company anticipates that capital expenditures will be approximately $9 million to $10 million in fiscal 2000, primarily in support of requirements for new product programs and the upgrade and replacement of equipment.
          The Board of Directors of the Company has authorized a stock repurchase program to buy back up to 889,395 outstanding shares. A total of 383,000 shares have been repurchased as of June 27,1999, at a cost of approximately $9.2 million. Additional repurchases may occur from time to time. Funding for the repurchases was provided by cash flow from operations and borrowings under existing credit facilities.
          The Company has a $25.0 million unsecured, revolving credit facility (the "Credit Facility"). There were no outstanding borrowings under the Credit Facility at June 27, 1999. Interest on borrowings under the Credit Facility are at varying rates based, at the Company's option, on the London Interbank offering rate, the Federal Funds Rate, or the bank's prime rate. The Credit Facility contains various restrictive covenants including covenants that require the Company to maintain minimum levels for certain financial ratios such as tangible net worth, ratio of indebtedness to tangible net worth and fixed charge coverage. The Company believes that the Credit Facility will be adequate, along with cash flow from operations, to meet its anticipated capital expenditure, working capital and operating expenditure requirements.
          The Company has not been significantly impacted by inflationary pressures over the

1999 STRATTEC ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS


last several years, except for zinc and Mexican assembly operations as noted elsewhere in this Management's Discussion and Analysis.

OTHER

          The Company's Year 2000 readiness project has been ongoing since late 1997. The project addresses operating systems, the manufacturing operations, customers and suppliers. As of June 27, 1999, the Company's operating systems have been fully updated to Year 2000 compliant versions. The Year 2000 compliant versions are currently in use throughout the Company. Tests have been performed in which transaction dates were set forward past January 1, 2000. These test transactions were accurately processed. The Company plans to continue testing and retesting throughout the remainder of the calendar year. Verification that all equipment used in the manufacturing operations is Year 2000 compliant has been completed. A Year 2000 readiness questionnaire has been distributed to all suppliers and a risk analysis has been prepared for each supplier based on the completed questionnaires. On-site assessments have been and continue to be performed for all high risk suppliers. Based on the results on on-site assessments, alternate sources will be identified as necessary.
          The Company is instituting contingency planning. The Company will limit employee vacations during late 1999 and early 2000, and the information systems department will be staffed over the millennium weekend. A chain of command is being established to respond to unforeseen events and to ensure that personnel will be available to handle issues that may arise. Despite the Company's efforts, there is no guarantee or assurance that all Year 2000 problems will be uncovered.
          The Company is participating in a program coordinated by the Automotive Industries Action Group ("AIAG"), a group sponsored and supported by General Motors Corporation, DaimlerChrysler Corporation and the Ford Motor Company. Based upon the guidelines of a Year 2000 Readiness Self-Assessment, developed by the AIAG, the Company is classified as a low risk supplier in relation to Year 2000 compliance.
          The Company implemented a new business information system in February 1997. No significant modifications to the software to be compliant with the requirements to process transactions in the Year 2000 were required. Therefore, the Company's cost to become Year 2000 compliant was not material to its financial condition or results of operations.

MEXICAN OPERATIONS

          The Company has assembly operations in Juarez, Mexico. Since December 28, 1998, and prior to December 30, 1996, the functional currency of the Mexican operation has been the Mexican peso. The effects of currency fluctuations result in adjustments to the U.S. dollar value of the Company's net assets and to the equity accounts in accordance with Statement of Financial Accounting Standard
(SFAS) No. 52, "Foreign Currency Translation." During the period December 30, 1996, to December 27, 1998, the functional currency of the Mexican operation was the U.S. dollar, as Mexico was then considered to be a highly inflationary economy in accordance with SFAS No. 52. The effect of currency fluctuations in the remeasurement process was included in the determination of income. The effect of the December 28, 1998 functional currency change was not material to the financial results of the company.

PROSPECTIVE INFORMATION

          A number of the matters and subject areas discussed in this Annual Report that are not historical or current facts deal with potential future circumstances and developments. These include expected future financial results, product offerings, global expansion, liquidity needs, financing ability, planned capital expenditures, management's or the Company's expectations and beliefs, and similar matters discussed in the Company's Management's Discussion and Analysis and Letter to Our Shareholders. The discussions of such matters and subject areas are qualified by the inherent risk and uncertainties surrounding future expectations generally, and also may materially differ from the Company's actual future experience.
          The Company's business, operations and financial performance are subject to certain risks and uncertainties which could result in material differences in actual results from the Company's current expectations. These risks and uncertainties include, but are not limited to, general economic conditions, in particular, relating to the automotive industry, consumer demand for the Company's and its customers products, competitive and technological developments, foreign currency fluctuations, Year 2000 compliance issues and costs of operations.
          Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements made herein are only made as of the date of this Annual Report and the Company undertakes no obligation to publically update such forward-looking statements to reflect subsequent events or circumstances.

1999 STRATTEC ANNUAL REPORT







                CONSOLIDATED STATEMENTS OF INCOME (IN THOUSANDS)



                                                                                               Years Ended
                                                                     ---------------------------------------------------------------

                                                                      June 27, 1999            June 28, 1998           June 29, 1997
                                                                     ---------------           -------------          --------------
NET SALES                                                               $ 202,625                $ 186,805                $ 159,054
Cost of goods sold                                                        155,821                  146,865                  125,735
                                                                        ---------                ---------                ---------
  GROSS PROFIT                                                             46,804                   39,940                   33,319
Engineering, selling, and
   administrative expenses                                                 20,191                   18,925                   17,684
                                                                        ---------                ---------                ---------

  INCOME FROM OPERATIONS                                                   26,613                   21,015                   15,635
Interest income                                                             1,132                      351                        4
Interest expense                                                                -                      (19)                    (214)
Other income (expense), net                                                  (239)                      73                      125
                                                                        ---------                ---------                ---------
  INCOME BEFORE PROVISION FOR
  INCOME TAXES                                                             27,506                   21,420                   15,550
Provision for income taxes                                                 10,491                    7,931                    5,730
                                                                        ---------                ---------                ---------

NET INCOME                                                              $  17,015                $  13,489                $   9,820
                                                                        =========                =========                =========
EARNINGS PER SHARE:
    BASIC                                                               $    3.02                $    2.36                $    1.72
                                                                        =========                =========                =========
    DILUTED                                                             $    2.94                $    2.30                $    1.70
                                                                        =========                =========                =========



  The accompanying notes are an integral part of these consolidated statements.

1999 STRATTEC ANNUAL REPORT



                   CONSOLIDATED BALANCE SHEETS (IN THOUSANDS)





                                                                                                     June 27, 1999     June 28, 1998
                                                                                                   -----------------  --------------
ASSETS
CURRENT ASSETS
         Cash and cash equivalents                                                                     $  28,611          $  14,754
         Receivables, less allowance for doubtful
               accounts of $250 at June 27, 1999,
               and June 28, 1998                                                                          36,063             25,301
         Inventories                                                                                      13,804             14,962
         Customer tooling in progress                                                                      3,758              8,692
         Future income tax benefits                                                                        2,525              2,218
         Other current assets                                                                              2,522              2,131
                                                                                                       ---------          ---------
               Total current assets                                                                       87,283             68,058
PROPERTY, PLANT, AND EQUIPMENT, NET                                                                       40,911             39,940
                                                                                                       ---------          ---------
                                                                                                       $ 128,194          $ 107,998
                                                                                                       =========          =========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
         Accounts payable                                                                              $  17,386          $  12,457
         Accrued liabilities:
            Payroll and benefits                                                                           9,961              8,170
            Environmental                                                                                  2,820              2,873
            Income taxes                                                                                     201                307
            Other                                                                                          2,054              1,298
                                                                                                       ---------          ---------
               Total current liabilities                                                                  32,422             25,105
DEFERRED INCOME TAXES                                                                                        512                357
BORROWINGS UNDER REVOLVING CREDIT FACILITY                                                                     -                  -
ACCRUED PENSION OBLIGATIONS                                                                                8,669              8,289
ACCRUED POSTRETIREMENT OBLIGATIONS                                                                         4,246              3,849
SHAREHOLDERS' EQUITY
         Common stock, authorized 12,000,000 shares $.01 par value, issued
             5,945,298 shares at June 27, 1999, and 5,877,150 shares at
              June 28, 1998                                                                                   59                 59
         Capital in excess of par value                                                                   43,999             42,489
         Retained earnings                                                                                49,451             32,436
         Accumulated other comprehensive loss                                                             (2,081)            (1,863)
         Less: Treasury stock, at cost (378,788 shares at
              June 27, 1999 and 152,307 shares at June 28, 1998)                                          (9,083)            (2,723)
                                                                                                       ---------          ---------
               Total shareholders' equity                                                                 82,345             70,398
                                                                                                       ---------          ---------
                                                                                                       $ 128,194          $ 107,998
                                                                                                       =========          =========

                   The accompanying notes are an integral part
                      of these consolidated balance sheets.

1999 STRATTEC ANNUAL REPORT

           CONSOLIDATED STATEMENTS OF CHANGE IN EQUITY (IN THOUSANDS)




                                                                   Accumulated
                                            Capital in                Other
                                   Common   Excess of   Retained  Comprehensive Treasury Comprehensive
                                    Stock   Par Value   Earnings      Loss       Stock      Income
                                ---------- ----------  ---------  ------------- -------- ------------
BALANCE,
JUNE 30, 1996                    $     58   $ 40,909   $  9,127   $ (1,796)          -
Net income                              -          -      9,820          -           -    $  9,820
Translation adjustments                 -          -          -        (67)          -         (67)
                                                                                          --------
Comprehensive income                                                                      $  9,753
                                                                                          ========
Purchase of common stock                -          -          -          -      (2,143)
Exercise of stock options,
         including tax benefit          -        185          -          -           -
                                 --------   --------   --------   --------    --------
BALANCE,
JUNE 29, 1997                          58     41,094     18,947     (1,863)     (2,143)
Net income                              -          -     13,489          -           -    $ 13,489
Translation adjustments                 -          -          -          -           -           -
                                                                                          --------
Comprehensive income                                                                      $ 13,489
                                                                                          ========
Purchase of common stock                -          -          -          -        (591)
Exercise of stock options,
         including tax benefit          1      1,395          -          -          11
                                 --------   --------   --------   --------    --------
BALANCE,
JUNE 28, 1998                          59     42,489     32,436     (1,863)     (2,723)
Net income                              -          -     17,015          -           -    $ 17,015
Translation adjustments                 -          -          -       (218)          -        (218)
                                                                                          --------
Comprehensive income                                                                      $ 16,797
                                                                                          ========

Purchase of common stock                -          -          -          -      (6,416)
Exercise of stock options,
         including tax benefit          -      1,510          -          -          56
                                 --------   --------   --------   --------    --------
BALANCE,
JUNE 27, 1999                    $     59   $ 43,999   $ 49,451   $ (2,081)   $ (9,083)
                                 ========   ========   ========   ========    ========

 The accompanying notes are an integral part of these consolidated statements.

1999 STRATTEC ANNUAL REPORT


              CONSOLIDATED STATEMENTS OF CASH FLOWS (IN THOUSANDS)


                                                                                   Years Ended
                                                                 ------------------------------------------------
                                                                 June 27, 1999     June 28, 1998    June 29, 1997
                                                                 -------------     -------------    -------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                        $17,015            $13,489       $  9,820
  Adjustments to reconcile net income to
    net cash provided by operating activities:
    Depreciation                                                      7,107              6,776          5,639
    Loss on disposition of property,
       plant and equipment                                              463                168            171
    Change in operating assets and liabilities:
      (Increase) decrease in receivables                            (10,788)             4,330        (10,897)
      (Increase) decrease in inventories                              1,158                (83)        (1,473)
      (Increase) decrease in other assets                             4,203             (1,891)         1,421
      Increase in accounts payable
         and accrued liabilities                                      8,311              3,216          1,459
      Other, net                                                         54                (54)           (50)
                                                                    -------            -------       --------
      Net cash provided by
         operating activities                                        27,523             25,951          6,090
                                                                    -------            -------       --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Additions to property, plant and equipment                         (8,831)            (7,450)        (7,972)
  Proceeds received on sale of property,
      plant and equipment                                                15                 70            196
                                                                    -------            -------       --------
         Net cash used in investing activities                       (8,816)            (7,380)        (7,776)
                                                                    -------            -------       --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Net proceeds from (payments of) borrowings under
      revolving credit facility                                           -             (5,037)         3,607
  Purchase of common stock                                           (6,416)              (591)        (2,143)
  Exercise of stock options                                           1,566              1,407            185
                                                                    -------            -------       --------
      Net cash provided by (used in)
      financing activities                                           (4,850)            (4,221)         1,649
                                                                    -------            -------       --------
NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS                                               13,857             14,350            (37)

CASH AND CASH EQUIVALENTS
  Beginning of year                                                  14,754                404            441
                                                                    -------            -------       --------
  End of year                                                       $28,611            $14,754       $    404
                                                                    =======            =======       ========
SUPPLEMENTAL DISCLOSURE OF
  CASH FLOW INFORMATION
  Income taxes paid                                                 $ 9,882            $ 7,482       $  4,984
  Interest paid                                                           -                 19            227

The accompanying notes are an integral part of these consolidated statements.

1999 STRATTEC ANNUAL REPORT

NOTES TO FINANCIAL STATEMENTS

ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         STRATTEC SECURITY CORPORATION (the "Company") designs, develops, manufactures and markets mechanical locks, electro-mechanical locks and related security products for automotive manufacturers.
         The significant accounting policies followed by the Company in the preparation of these financial statements, as summarized in the following paragraphs, are in conformity with generally accepted accounting principles.
         PRINCIPLES OF CONSOLIDATION AND PRESENTATION: The accompanying financial statements reflect the consolidated results of the company, its wholly owned Mexican subsidiary, and its foreign sales corporation.
         Certain amounts previously reported have been reclassified to conform to the June 27, 1999, presentation. These reclassifications have no effect on previously reported net income or retained earnings.
         FISCAL YEAR: The Company's fiscal year ends on the Sunday nearest June 30.
         USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.
         FAIR VALUE OF FINANCIAL INSTRUMENTS: The fair value of financial instruments does not materially differ from their carrying values.
         CASH AND CASH EQUIVALENTS: Cash and cash equivalents include all short-term investments with an original maturity of three months or less.
         INVENTORIES: Inventories are stated at cost, which does not exceed market. The last-in, first-out (LIFO) method was used for determining the cost of the inventories at the end of each period.
         Inventories consist of the following
(thousands of dollars):


                                        June 27,     June 28,
                                          1999         1998
                                        --------     --------
Finished products                       $  4,439     $  5,114
Work in process                           11,145       11,204
Raw materials                                774        1,179
LIFO adjustment                           (2,554)      (2,535)
                                        --------     --------
                                        $ 13,804     $ 14,962
                                        ========     ========

         CUSTOMER TOOLING IN PROGRESS: The Company accumulates its costs for development of certain tooling used in component production and assembly. The costs, which are primarily from third-party tool vendors, are accumulated on the Company's balance sheet. These amounts then are billed to the customer upon formal acceptance by the customer of products produced with the individual tool.
         PROPERTY, PLANT, AND EQUIPMENT: Property, plant, and equipment are stated at cost, and depreciation is computed using the straight-line method over the following estimated useful lives:

                                       Expected
        Classification               Useful Lives
--------------------------      ---------------------
Land improvements                     20 years

Buildings and improvements            20 to 35 years

Machinery and equipment               3 to 10 years

         Property, plant, and equipment consist of the following (thousands of dollars):


                                   June 27,            June 28,
                                     1999                1998
                                   --------            --------
Land                               $  1,236            $    855
Buildings and improvements           10,836               9,819
Machinery and equipment              69,447              64,523
                                   --------            --------
                                     81,519              75,197
Less: accumulated
  depreciation                      (40,608)            (35,257)
                                   --------            --------
                                    $40,911            $ 39,940
                                   ========            ========

         Expenditures for repairs and maintenance are charged to expense as incurred. Expenditures for major renewals and betterments, which significantly extend the useful lives of existing plant and equipment, are capitalized and depreciated. Upon retirement or disposition of plant and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income.
         RESEARCH AND DEVELOPMENT COSTS: Expenditures relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred.
         FOREIGN CURRENCY TRANSLATION: Since December 28, 1998, and prior to December 30, 1996, the functional currency of the Mexican operation has been the Mexican peso. The effects of currency fluctuations result in adjustments to the U.S. dollar value of the Company's net assets and to the equity accounts in accordance with Statement of Financial Accounting Standard (SFAS) No. 52, "Foreign Currency Translation." During the period December 30 1996, to December 27, 1998, the functional currency of the Mexican operation was the U.S. dollar, as Mexico then was considered to be a highly inflationary economy in accordance with SFAS No. 52. The effect of currency fluctuations in the remeasurement process was included in the determination of net income during this period.

1999 STRATTEC ANNUAL REPORT

NOTES TO FINANCIAL STATEMENTS

The effect of the December 28, 1998 functional currency change was not material to the financial results of the company.

         ACCUMULATED OTHER COMPREHENSIVE LOSS: The only component of accumulated other comprehensive loss is cumulative translation adjustments. Deferred taxes have not been provided for the translation adjustments in accordance with SFAS No. 109, "Accounting for Income Taxes."
         REVENUE RECOGNITION: Revenue is recognized upon the shipment of products, net of estimated costs of returns and allowances.
         SEGMENT REPORTING: SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," was issued in 1997. This statement establishes standards for the manner in which public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. Since the Company operates in a single business segment, this Statement has no impact on reporting requirements of the Company.
         DERIVATIVE INSTRUMENTS: SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued in 1998. The statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 is effective for financial statements for fiscal years beginning after June 15, 2000. The Company currently does not hold any such derivative instruments and does not expect this statement to have an impact on future financial statements.

REVOLVING CREDIT FACILITY

         The Company has a $25 million unsecured, revolving credit facility (the "Credit Facility"), which expires October 31, 2001. Interest on borrowings under the Credit Facility are at varying rates based, at the Company's option, on the London Interbank Offering Rate, the Federal Funds Rate, or the bank's prime rate. There were no outstanding borrowings at June 27, 1999, or June 28, 1998. The weighted average interest rate on the revolving credit borrowings was 6.2 percent for the year ended June 28, 1998. There were no borrowings under the credit facility during the year ended June 27, 1999.
         The Credit Facility contains various restrictive covenants that require the Company to maintain minimum levels for certain financial ratios, including tangible net worth, ratio of indebtedness to tangible net worth and fixed charge coverage.

ENVIRONMENTAL MATTER

         In 1995, the Company recorded a provision of $3.0 million for estimated costs to remediate a site at the Company's Milwaukee facility contaminated by a solvent spill, which occurred in 1985. The Company continues to monitor and evaluate the site and believes, based upon findings-to-date and known environmental regulations, that the environmental reserve at June 27, 1999, is adequate.

INCOME TAXES

         The provision for income taxes consists of the following (thousands of dollars):


                                         1999      1998       1997
                                         ----      ----       ----
Currently payable:
  Federal                              $ 8,106    $5,576     $4,469
  State                                  1,976     1,323      1,037
  Foreign                                  416       471         43
                                       -------    ------     ------
                                        10,498     7,370      5,549
Deferred taxes                              (7)      561        181
                                       -------    ------     ------
                                       $10,491    $7,931     $5,730
                                       =======    ======     ======

         A reconciliation of the U.S. statutory tax rates to the effective tax rates follows:


                                        1999        1998       1997
                                        ----        ----       ----
U.S. statutory rate                     35.0%       34.8%      34.4%
State taxes, net of
  federal tax benefit                    4.7         4.4        4.4
Foreign rate differential                 .3          .4        (.8)
Other                                   (1.9)       (2.6)      (1.2)
                                        ----        ----       ----
                                        38.1%       37.0%      36.8%
                                        ====        ====       ====

         The components of deferred tax assets and (liabilities) are as follows (thousands of dollars):


                                      June 27,           June 28,
                                        1999               1998
                                      -------            --------
Future income tax benefits:
Customer tooling                      $   195            $   156
Payroll-related accruals                  499                410
Environmental reserve                   1,100              1,121
Other                                     731                531
                                      -------            -------
                                      $ 2,525            $ 2,218
                                      =======            =======
Deferred income taxes:
Accrued pension obligations           $ 3,381            $ 3,233
Accumulated depreciation               (5,549)            (5,091)
Postretirement obligations              1,656              1,501
                                      -------            -------
                                     ($   512)          ($   357)
                                      =======            =======

         Foreign income before the provision for income taxes was not significant for each of the years indicated.

NOTES TO FINANCIAL STATEMENTS

1999 STRATTEC ANNUAL REPORT

RETIREMENT PLANS AND POSTRETIREMENT COSTS

         The Company has a noncontributory defined benefit pension plan covering substantially all U.S. associates. Benefits are based on years of service and final average compensation. The Company's policy is to fund at least the minimum actuarially computed annual contribution required under the Employee Retirement Income Security Act of 1974 (ERISA). Plan assets consist primarily of listed equity and fixed income securities. The Company recognizes the expected cost of retiree health care and life insurance benefits during the years that the associates render service. The postretirement health care and life insurance plans are unfunded.

         The following tables summarize the pension and postretirement plans' income and expense, actuarial assumptions, and funded status for the years indicated (thousands of dollars):


                                          Pension         Postretirement
                                          Benefits           Benefits
                                       -------------      --------------
                                       1999     1998      1999     1998
                                       ----     ----      ----     ----
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation
  at beginning
  of year                             $26,189  $21,624   $ 3,882 $ 3,092
Service cost                            1,380    1,206       206     169
Interest cost                           1,948    1,664       289     238
Amendments                                  -       75         -       -
Actuarial loss                            226    2,058       238     383
Benefits paid                            (556)    (438)     (115)      -
                                      -------  -------   ------- -------
Benefit obligation
  at end of year                      $29,187  $26,189   $ 4,500 $ 3,882
                                      =======  =======   ======= =======

CHANGE IN PLAN ASSETS:
Fair value of plan
  assets at
  beginning of year                   $26,364  $22,194        -        -
Actual return on
  plan assets                           2,551    4,585        -        -
Employer contributions                    818       23      115       53
Benefits paid                            (556)    (438)    (115)     (53)
                                      -------  -------   ------  -------
Fair value of plan
  assets at end of year                29,177   26,364        -        -
                                      =======  =======   ======  =======
Funded status                             (10)     175   (4,500)  (3,882)
Unrecognized net gain                  (7,869)  (7,535)     (13)    (250)
Unrecognized prior
service cost                                7       18      260      275
Unrecognized net
transition asset                         (797)    (947)       7        8
                                      -------  -------  -------  -------
Accrued benefit cost                  $(8,669) $(8,289) $(4,246) $(3,849)
                                      =======  =======  =======  =======


                                         Pension           Postretirement
                                         Benefits             Benefits
                                     -----------------    -----------------
                                     June 27, June 28,    June 27, June 28,
                                       1999     1998        1999     1998
                                     -----------------    -----------------
WEIGHTED-AVERAGE ASSUMPTIONS
Discount rate                          7.25%    7.5%       7.25%     7.5%
Expected return on
plan assets                             8.5%    8.5%        n/a      n/a
Rate of compensation
increases                               4.0%    4.0%        n/a      n/a

         For measurement purposes, a 6 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999; the rate was assumed to remain at that level thereafter.


                                               Pension           Postretirement
                                               Benefits             Benefits
                                            -------------        --------------
                                            1999     1998        1999     1998
                                            ----     ----        ----     ----
COMPONENTS OF NET PERIODIC BENEFIT COST:
Service cost                             $ 1,380  $ 1,206      $  206  $  169
Interest cost                              1,948    1,664         289     238
Expected return
  on plan assets                          (1,905)  (1,705)          -       -
Amortization of
  prior service cost                          12        7          16       -
Amortization of
  unrecognized
  net gain                                   (86)     (171)         -      (9)
Amortization of
  unrecognized
  net asset                                 (150)     (150)         1       1
                                         -------  --------     ------  ------
Net periodic
  benefit cost                           $ 1,199  $    851     $  512  $  399
                                         =======  ========     ======  ======

         The health care cost trend assumption has a significant effect on the amounts reported. A 1% change in the health care cost trend rates would have the following effects (thousands of dollars):


                                            1% Increase       1% Decrease
                                            -----------       -----------
Effect on total of
  service and interest
  cost components                               $ 82             ($ 68)
Effect on Postretirement
  benefit obligation                            $632             ($404)

         All U.S. associates of the Company may participate in a 401(k) Plan. The Company contributes a fixed percentage of up to the first 6 percent of eligible compensation that a participant contributes to the plan. The Company's contributions totaled approximately $635,000 in 1999, $548,000 in 1998 and $487,000 in 1997.

1999 STRATTEC ANNUAL REPORT

NOTES TO FINANCIAL STATEMENTS

SHAREHOLDERS' EQUITY
         The Company has 12,000,000 shares of authorized common stock, par value $.01 per share, with 5,566,510 and 5,724,843 shares issued and outstanding at June 27, 1999, and June 28, 1998, respectively. Holders of Company common stock are entitled to one vote for each share on all matters voted on by shareholders.
         On February 27, 1995, one common stock purchase right (a "right") was distributed for each share of the Company's common stock outstanding. The rights are not currently exercisable, but would entitle shareholders to buy one-half of one share of the Company's common stock at an exercise price of $30 per share if certain events occurred relating to the acquisition or attempted acquisition of 20 percent or more of the outstanding shares. The rights expire in the year 2005, unless redeemed or exchanged by the Company earlier.
         The Board of Directors of the Company authorized a stock repurchase program to buy back up to 889,395 outstanding shares. As of June 27, 1999, 383,000 shares have been repurchased at a cost of $9,150,000.


EARNINGS PER SHARE (EPS)

         A reconciliation of the components of the basic and diluted per share computations follows (thousands of dollars, except per share amounts):


                                           1999
                           ------------------------------------
                               Net                    Per-Share
                             Income      Shares         Amount
                             ------      ------       ---------
Basic EPS                   $17,015      5,639         $3.02
                                                       =====
Stock Options                              152
                                         -----
Diluted EPS                 $17,015      5,791         $2.94
                                         =====         =====

                                           1998
                           ------------------------------------
                               Net                    Per-Share
                             Income       Shares        Amount
                             ------       ------      ---------
Basic EPS                   $13,489       5,708         $2.36
                                                        =====
Stock Options                               155
                                          -----
Diluted EPS                 $13,489       5,863         $2.30
                                          =====         =====

                                           1997
                           ------------------------------------
                             Net                      Per-Share
                           Income        Shares         Amount
                           ------        ------       ---------
Basic EPS                  $9,820        5,716         $1.72
                                                       =====
Stock Options                               69
                                         -----
Diluted EPS                $9,820        5,785         $1.70
                                         =====         =====

         Options to purchase the following shares of common stock were outstanding as of each date indicated but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common shares:


                                Shares            Exercise Price
                                ------            --------------
June 27, 1999                   80,000               $37.88
                                 5,000               $32.13
                                80,000               $31.98
                                 5,000               $30.81

June 28, 1998                   80,000               $31.98
                                 5,000               $31.63

June 29, 1997                   77,135               $19.68
                                76,393               $19.28


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


                                                         Weighted
                                                         Average
                                                         Exercise
                                      Shares              Price
                                      ------             --------
Balance as of
  June 30, 1996                      471,393              $13.15
Granted                              157,135              $18.17
Exercised                             13,750              $11.75
Terminated                            15,889              $15.01
                                     -------
Balance
  June 29, 1997                      598,889              $14.45
                                     -------
Granted                               95,000              $31.06
Exercised                             78,000              $12.67
                                     -------
Balance at
  June 28, 1998                      615,889              $17.23
                                     -------
Granted                              110,070              $35.44
Exercised                             68,148              $15.40
Terminated                            20,303              $25.76
                                     -------
Balance at
  June 27, 1999                      637,508              $20.30
                                     =======
Exercisable as of
  June 27, 1999                      378,106              $13.16
Available for grant as
  of June 27, 1999                   402,594

1999 STRATTEC ANNUAL REPORT

NOTES TO FINANCIAL STATEMENTS


         During 1997, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." As permitted by the statement, the Company will continue to account for its stock-based compensation plans in accordance with APB Opinion No. 25 and related Interpretations. Accordingly, no compensation cost related to these plans was charged against earnings in 1999, 1998, and 1997. Had compensation cost for these plans been determined consistent with SFAS No. 123, the pro forma impact on earnings per share would have been as follows (thousands of dollars):


                             June 27,       June 28,        June 29,
                               1999          1998             1997
                             --------       --------        --------
Net income
 As reported                  $17,015       $13,489          $9,820
 Pro forma                    $16,464       $13,057          $9,655
Basic earnings
  per share
  As reported                 $  3.02       $  2.36          $ 1.72
  Pro forma                   $  2.92       $  2.29          $ 1.69
Diluted earnings
  per share
  As reported                 $  2.94       $  2.30          $ 1.70
  Pro forma                   $  2.85       $  2.24          $ 1.69

         The fair value of each option grant was estimated as of the date of grant using the Black-Scholes pricing model. The resulting compensation cost was amortized over the vesting period.
         The grant date fair values and assumptions used to determine such impact are as follows:


Options Granted During      1999     1998    1997
                            ----     ----    ----
Weighted average grant
  date fair value          $35.44   $31.06  $18.17
Assumptions:
Risk free interest rates     5.33%    6.07%   6.54%
Expected volatility         29.09%   30.10%  32.11%
Expected term (in years)     5.75     5.75     5.5

         The range of options outstanding as of June 27, 1999, is as follows:


                                                                Weighted
                                                Weighted        Average
                              Number of          Average       Remaining
                               Options        Exercise Price   Contractual
          Price Range        Outstanding/      Outstanding/       Life
           per Share         Exercisable       Exercisable     (in years)
         -------------     ---------------    --------------   -----------
         $11.75-$17.05     310,900/310,900    $12.40/$12.40       5.9
         $19.28-$23.63     142,251/ 67,206    $19.77/$19.60       2.2
           Over $27.63     184,357/     -     $34.04/     -       4.4
                           ---------------    --------------   -----------
                           637,508/378,106    $20.30/$13.68       4.7
                           ===============    ==============   ===========


         The Company has an Employee Stock Purchase plan to provide substantially all U. S. full-time associates an opportunity to purchase shares of its common stock through payroll deductions. A participant may contribute a maximum of $5,200 per calendar year to the plan. On the last day of each month, participant account balances are used to purchase shares of stock at the average of the highest and lowest reported sales prices of a share of the Company's common stock on the NASDAQ National Market. A total of 100,000 shares may be issued under the plan. A total of 3,519 shares were issued from treasury stock under the plan at an average price of $28.79 during fiscal 1999. A total of 95,788 shares are available for purchase under the plan as of June 27, 1999.


EXPORT SALES

         Export sales are summarized below (thousands of dollars):


                              Export Sales           Percent of Net Sales
                              ------------           --------------------
1999                            $27,233                      13%
1998                            $22,330                      12%
1997                            $17,179                      11%

         These sales were primarily to vehicle manufacturing plants in Canada and Mexico.


SALES TO LARGEST CUSTOMERS
         Sales to the Company's largest customers were as follows (thousands of dollars and percent of total net sales):


                             1999          1998            1997
                          Sales     %   Sales     %     Sales     %
                          -----------   -----------     -----------
General Motors
  Corporation            $ 88,938 44%  $ 86,721 46%     $ 70,347 44%
Ford Motor
  Company                  52,241 26%    46,136 25%       43,617 27%
DaimlerChrysler
  Corporation              30,757 15%    25,966 14%       21,000 13%
                         -----------   -----------      -----------
                         $171,936 85%  $158,823 85%     $134,964 85%
                         ======== ==   ======== ==      ======== ==

1999 STRATTEC ANNUAL REPORT

ACCOUNTANTS AND MANAGEMENT REPORTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF STRATTEC SECURITY CORPORATION:

         We have audited the accompanying consolidated balance sheets of STRATTEC SECURITY CORPORATION and subsidiaries, as of June 27, 1999, and June 28, 1998, and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended June 27, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of STRATTEC SECURITY CORPORATION and subsidiaries as of June 27, 1999, and June 28, 1998, and the results of their operations and their cash flows for each of the three years in the period ended June 27, 1999, in conformity with generally accepted accounting principles.


/s/ARTHUR ANDERSEN LLP
ARTHUR ANDERSEN LLP
Milwaukee, Wisconsin
July 29, 1999


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


/s/Harold M. Stratton II     /s/ John Cahill             /s/Patrick J. Hansen
Harold M. Stratton II        John G. Cahill              Patrick J. Hansen
Chairman and                 President and               Vice President and
Chief Executive Officer      Chief Operating Officer     Chief Financial Officer

1999 STRATTEC ANNUAL REPORT

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


                                                  Fiscal Years
                               ------------------------------------------------
                                 1999      1998      1997      1996      1995
                               --------  --------  --------  --------  --------
INCOME STATEMENT DATA
Net sales                      $202,625  $186,805  $159,054  $139,745  $110,372
Gross profit                     46,804    39,940    33,319    29,231    27,893
Engineering, selling, and
 administrative expenses         20,191    18,925    17,684    16,632    13,847
Environmental charges                 -         -         -         -     3,000
                               --------  --------  --------  --------  --------
Income from operations           26,613    21,015    15,635    12,599    11,046
Interest income                   1,132       351         4        22        16
Interest expense                      -       (19)     (214)     (363)      (12)
Other income (expense), net        (239)       73       125       286        83
                               --------  --------  --------  --------  --------
Income before taxes              27,506    21,420    15,550    12,544    11,133
Provision for income taxes       10,491     7,931     5,730     4,830     4,657
                               --------  --------  --------  --------  --------
Net income                     $ 17,015  $ 13,489  $  9,820  $  7,714  $  6,476
                               ========  ========  ========  ========  ========
Earnings per share (a):
 Basic                         $   3.02  $   2.36  $   1.72  $   1.33         -
 Diluted                       $   2.94  $   2.30  $   1.70  $   1.32         -
BALANCE SHEET DATA
Net working capital            $ 54,861  $ 42,953  $ 32,399  $ 21,181  $ 18,978
Total assets                    128,194   107,998    95,669    82,818    70,103
Long-term liabilities            12,915    12,138    16,000    10,937     8,198
Equity                           82,345    70,398    56,093    48,298    40,943

(a)Earnings per share is presented for fiscal years subsequent to the Distribution.


QUARTERLY FINANCIAL DATA (UNAUDITED)


                                                               Earnings          Market Price
                                                               Per Share          Per Share
                                                                               ---------------
         Quarter   Net Sales   Gross Profit   Net Income   Basic    Diluted     High      Low
         -------   ---------   ------------   ----------   ----------------    ------    -----

1999     First     $ 40,362    $  8,835       $ 2,813       $ .49    $ .48      32 1/4   25 3/4
         Second      54,529      12,373         4,662         .83      .81      31 3/4   20
         Third       51,220      12,071         4,471         .79      .77      33 7/8   27 3/4
         Fourth      56,514      13,525         5,069         .91      .88      37 3/8   26
                   --------    --------       -------       -----    -----
         TOTAL     $202,625    $ 46,804       $17,015       $3.02    $2.94
                   ========    ========       =======       =====    =====

1998     First     $ 42,868    $  8,488       $ 2,398       $ .42    $ .41      28 1/4   19 1/2
         Second      49,722      10,142         3,433         .60      .59      30 1/4   23
         Third       47,420      10,623         3,835         .67      .65      29 1/4   25
         Fourth      46,795      10,687         3,823         .67      .65      33 1/4   27
                   --------    --------       -------       -----    -----
         TOTAL     $186,805    $ 39,940       $13,489       $2.36    $2.30
                   ========    ========       =======       =====    =====


Shareholders of record at June 27, 1999, were 4,654.

23