Form 10-K, Exhibit 13
period 2000-07-02
STRATTEC SECURITY CORP
filed 2000-09-18
CIK 933034

                                                                    EXHIBIT 13.1


                                [GRAPHIC IMAGE]

                                [GRAPHIC IMAGE]


DRIVING FORWARD INTO
THE 21st CENTURY

STRATTEC has been a part of the auto industry since 1915, when we produced our first ignition lock. Through all the succeeding decades, our product enhancements and innovations have kept pace with the development of the American automobile. Now it's a whole new century for the industry; the pace of development is accelerating. And STRATTEC is moving forward with new technologies, new partnerships, and exciting new global markets that promise a bright road ahead.

CONTENTS

Financial Highlights ......................................................    1
Letter to Shareholders ....................................................    2
Company Description .......................................................    4
STRATTEC Equipped Vehicle List ............................................    9
Management's Discussion and Analysis ......................................   10
Financial Statements ......................................................   13
Report of Independent Public Accountants ..................................   22
Report of Management ......................................................   22
Financial Summary .........................................................   23
Directors/Officers/Shareholders' Information ..............................   24

STRATTEC SECURITY CORPORATION

STRATTEC SECURITY CORPORATION designs, develops, manufactures and markets mechanical locks, electro-mechanical locks and related access control products for major automotive manufacturers. Our products are shipped to customer locations in the United States, Canada, Mexico, Europe and South America, and we provide full service and aftermarket support. We also supply products for the heavy truck, recreational vehicle, marine and industrial markets, as well as precision die castings for the transportation, security and recreational products industries.

FINANCIAL HIGHLIGHTS

                                [GRAPHIC IMAGE]

(In Millions)

-------------------------------------------------------------------------------
                                             2000          1999           1998
-------------------------------------------------------------------------------
Net Sales                                 $  224.8      $  202.6      $  186.8
Gross Profit                                  49.5          46.8          39.9
Income from Operations                        29.2          26.6          21.0
Net Income                                    18.5          17.0          13.5
Total Assets                                 109.0         128.2         108.0
Total Debt                                     --            --            --
Shareholders' Equity                          60.4          82.3          70.4

-------------------------------------------------------------------------------


(In Millions)

                                  [BAR GRAPH]


ECONOMIC VALUE ADDED (EVA(R))

     All U.S. associates and many of our Mexico-based salaried associates participate in incentive plans that are based upon our ability to add economic value to the enterprise. During 2000, $10.6 million of positive economic value was generated, an increase of $2.5 million compared to 1999. We continue to believe that EVA(R) represents STRATTEC's ultimate measure of success and shareholder value.

Net Operating Profit After Cash-Based Taxes                          $18.0
Average Net Capital Employed                             $61.9
Capital Cost                                               12%
                                                                       7.4
                                                                   -------
Economic Value Added                                                 $10.6
                                                                   =======

EVA is a registered trademark of Stern, Stewart & Co.

A LETTER TO THE SHAREHOLDERS

                                [GRAPHIC IMAGE]


2000 STRATTEC Annual Report

Fellow Shareholders:

     February 27, 2000 marked the 5th anniversary of our becoming an independent entity. It has been an interesting and exciting 5 1/2 years. In addition to the significant changes that have occurred within our company since that event, the industry in which we operate has undergone tremendous changes. Rapidly changing technology and economic forces have conspired to change the face of the automotive industry and the way it does business. This, too, has had its effect on our company, as well it should. To date, we have thrived in this dynamic climate of challenge and change, and we are in a strong position to continue to evolve successfully as we enter the 21st Century.

     The numbers reflected in our Financial Highlights and Financial Statements show another record year in sales, profits and EVA for our shareholders. In fact, fiscal 2000 set a number of daily, weekly and monthly records for us in both quantity shipped and sales numbers. While some of the credit for these new records can be attributed to higher value mechanical and electro-mechanical content in our lock products, there is no doubt that we benefited from a very robust U.S. economy, and an extremely strong vehicle build.

     Net sales were $224.8 million, an increase of 11 percent over fiscal 1999. In addition to product content, mix and volume, our sales numbers benefited from an extra shipping week in fiscal 2000 compared to fiscal 1999. Net income rose to $18.5 million compared to fiscal 1999's $17 million. An inhibitor to income rising at a comparable rate to the sales figures was the very same activity that set records for both our customers and us. At times during the year, that activity level strained our available capacity, thus reducing the potential gains of scale. Nonetheless, our solid earnings, combined with our stock buy back program, allowed us to deliver diluted earnings per share of $3.65 compared to $2.94 for the prior year, an increase of 28 percent. And, we created $10.6 million of economic value in excess of our cost of capital. This represents a $2.5 million improvement over our previous fiscal year's positive EVA!

     During the fiscal year, we internally financed a number of activities intended to put us in a good position for the coming years. This includes significant rearrangement and enhancement of our production facilities and other initiatives within our operations to drive greater efficiency, flexibility and quality. In addition, we aggressively pursued our stock buy back program, purchasing 1,292,710 shares of company stock during the fiscal year at a cost of $44.2 million. Even with these expenditures, our balance sheet remains conservatively strong, with a good cash position to continue pursuing our strategic initiatives.

     In November, 1999 Mr. Donald Klick joined us as Vice President of Business Operations and an officer of the company with responsibility for our customer-focused teams. This completes the management realignment we began last fiscal year.

     Last October, we announced an alliance with WiTTE-Velbert Gmbh, a German manufacturer of vehicle access-control products, including locks and keys. This alliance provides us an opportunity to simultaneously pursue our two main strategic opportunities-- globalization and technology advancement in vehicle access control. These are both subjects we have covered before in our previous reports to shareholders.

     Our alliance with WiTTE (pronounced VIT-uh) is structured with two main elements. The first is a cross-licensing arrangement which allows us to manufacture, market and sell WiTTE products in North America, and allows WiTTE to do the same thing with STRATTEC products in Europe. The second element is a joint venture company ("JV"), owned 50-50 by STRATTEC and WiTTE. This JV, called WiTTE-STRATTEC LLC, has two purposes. The first is to be the entity through which both WiTTE and

A LETTER TO THE SHAREHOLDERS

                                [GRAPHIC IMAGE]

STRATTEC make investments in markets outside Europe and North America, thereby sharing in the risk and reward of such investments. Second, STRATTEC and WiTTE will combine their product development resources to maximize the efficiency and speed of our new product development. Any intellectual property which results from this combined development will become the property of the JV, and available for both companies to use.

     For STRATTEC, the Alliance has several significant benefits. First, we can immediately expand the portfolio of access control products we offer our North American customers. In addition to our traditional lock products, these include WiTTE's technology in hood latches, door latches, rear compartment latches, door handles, and seat-back latches. Second, it provides us immediate access to European customers, both affiliates of our existing customers, and new customers whom we have not been able to adequately service in the past. Third, it puts us in a position to be seriously considered by our customers as a potential supplier for their "global" programs.

     Additionally, WiTTE's expertise in latches nicely dovetails with our own internal efforts to expand our product line into electro-mechanical devices that are uniquely suited to electronic access control systems. Our Advance Development Group has created a latch mechanism that works at electronic speeds, thus making it possible for truly seamless and transparent operation to the user. We believe this latch gives us a distinct competitive advantage which WiTTE's expertise and experience will help us to pursue.

     We are pleased to report that the response to the Alliance by both STRATTEC and WiTTE customers has been very positive and encouraging.

     Even as we prepare for a future which includes more diverse access control products with electrical/electronic content, we continue to see significant usage of our locks and key products well into the next decade. This usage includes more highly-styled, unique and electronically enhanced keys. As automotive manufacturers strive for greater brand identity and customer satisfaction, they are recognizing that keys provide a primary interface between vehicle and driver, and therefore are an important part of the overall perception of that vehicle. We believe this is an opportunity we are well positioned to capture.

     With the successful execution of our strategies before us, we look forward to additional exciting progress in our business. We are transitioning into another millennium, and another iteration of STRATTEC. We thank you for your past support, and look forward to your continued support and participation in our future.

Sincerely,


/s/ HAROLD M. STRATTON II                /s/ JOHN G. CAHILL
------------------------------------     ---------------------------------
Harold M. Stratton II                    John G. Cahill
Chairman and Chief Executive Officer     President and Chief Operating Officer

August, 2000

COMPANY DESCRIPTION

                                [GRAPHIC IMAGE]

                                [STRATTEC LOGO]

2000 STRATTEC Annual Report

BASIC BUSINESS

     STRATTEC SECURITY CORPORATION designs, develops, manufactures and markets mechanical locks, electro-mechanical locks, latches and related access control products for major North American automotive manufacturers. We also supply these products for the heavy truck, recreational vehicle, marine and industrial markets. Through our alliance partner, WiTTE-Velbert Gmbh in Germany, both companies' access control products are manufactured and marketed globally. We also provide full service and aftermarket support.


HISTORY

     STRATTEC formerly was a division of Briggs & Stratton Corporation. On February 27, 1995, STRATTEC was spun off from Briggs & Stratton through a tax-free distribution to the then-existing Briggs shareholders. STRATTEC received substantially all of the assets and liabilities related to the lock and key business owned by Briggs & Stratton.

     Starting as a division of Briggs & Stratton, and continuing today as a totally separate and independent company, we have a history in the automotive lock manufacturing business spanning over 85 years. We have also been in the zinc die-casting business for more than 75 years. STRATTEC has been the world's largest producer of automotive locks and keys since the late 1920s, and we currently maintain a dominant share of the North American markets for these products.

                                [GRAPHIC IMAGE]

PRODUCTS

     Our principal products are locks and keys for cars and trucks. A typical automobile contains a set of five locks: a steering column/ignition lock, a glove box lock, two front door locks and a deck lid (trunk) lock. Pickup trucks typically use three to four locks, while sport utility vehicles and vans use five to seven locks. Some vehicles have additional locks for under-floor compartments or folding rear seat latches. T-top locks, spare tire locks, burglar alarm locks and door locks with illuminated faces also are offered as options. Usually two keys are provided with each

                                [GRAPHIC IMAGE]

COMPANY DESCRIPTION

                                [GRAPHIC IMAGE]

vehicle lockset. Additional products include zinc die cast steering column lock housings, and an electronic Vehicle Access Control System (VACS).

     VACS is a passive security system for commercial delivery vehicles, and is an example of our ability to effectively integrate mechanical and electronic components such as Radio Frequency Identification (RFID) and Hall Effect sensors.

     Through our alliance with WiTTE-Velbert in Germany, we are expanding our automotive access control product offerings to include hood latches, trunk or liftgate latches, door latches, door handles, and modules that contain some or all of these components.

MARKETS

     We are a direct supplier to OEM auto and light truck manufacturers, over-the-road heavy truck manufacturers, and recreational vehicle manufacturers, as well as other transportation-related manufacturers. For the 2000 model year, we enjoyed a 65% market share in the North American automotive industry, supplying locks and keys for approximately 86% of General Motors' production, 66% of Ford's, 98% of DaimlerChrysler's and 89% of Mitsubishi's production. We also are an OEM components supplier to a wide array of smaller industrial manufacturers.

     Direct sales to various OEMs represent approximately 84% of our total sales. The remainder of the company's revenue is received primarily through sales to the OEM service channels, and the locksmith aftermarket.

     Sales to our major automotive customers are coordinated through our direct sales personnel located in our Detroit-area office. Sales also are partially facilitated through daily interaction between our application engineers located in Detroit and customer engineering departments. Sales to other OEM customers are accomplished through a combination of our own sales personnel and manufacturer representative agencies.

                                [GRAPHIC IMAGE]

     STRATTEC's products are supported by an extensive staff of experienced lock engineers. This staff, which includes product design, quality and manufacturing engineers, is capable of providing complete design, development and testing services of new products for our customers. This staff also is available for customer problem solving, warranty analysis and other activities that arise during a product's life cycle. Our customers receive after-sales support in the form of special field service kits, service manuals, and specific in-plant production repair programs.

COMPANY DESCRIPTION

                                [GRAPHIC IMAGE]

2000 STRATTEC Annual Report

     The majority of our OEM products are sold in North America. However, our dominance in the North American market translates into a world market share of around 20%, making STRATTEC the largest producer of automotive locks and keys in the world. While a modest amount of exporting is done to automotive assembly plants in Europe and South America, we are in the process of expanding our presence in these markets and elsewhere through our alliance with WiTTE-Velbert.

     OEM service and replacement parts are sold to the OEM's own service operations. In addition, we distribute our components and security products to the automotive aftermarket through approximately 75 authorized wholesale distributors, as well as other marketers and users of component parts, including export customers. These aftermarket activities are serviced through a warehousing operation integral to our Milwaukee headquarters and manufacturing facility.

CUSTOMER FOCUS

     Since the majority of the company's sales are to the "Big Three" North American automotive manufacturers, STRATTEC is organized to assure that our activities are focused on these major customers and their associated entities. We have customer-focused teams for General Motors and Delphi Automotive Systems, for Ford, and for DaimlerChrysler/Mitsubishi. A fourth team deals with programs associated with our alliance partner, WiTTE-Velbert, while a fifth team handles our industrial and service customers, including such heavy truck manufacturers as Peterbilt, Kenworth, Mack, Freightliner, Navistar, and Volvo.

                                [GRAPHIC IMAGE]

     Each of the five teams possesses all of the necessary disciplines required to meet their customers' needs. Leading each team's efforts are Product Business Managers who handle the overall coordination of various product programs. The Product Business Managers work closely with their team's quality engineers, cost engineers, purchasing agents, internal and external customer service representatives, service manager, and engineering manager. The engineering manager in turn helps coordinate the efforts of design engineers, product and process engineers, component engineers, and electrical engineers.

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

COMPANY DESCRIPTION

                                [GRAPHIC IMAGE]

OPERATIONS

     The majority of the components that go into our lock products are manufactured at our main facility and headquarters in Milwaukee, Wisconsin. This facility also makes zinc die cast components for other manufacturers. Lock assembly is performed at the Milwaukee location and at our primary assembly facility, located in Juarez, Mexico.

                                [GRAPHIC IMAGE]
               Milwaukee Headquarters and Manufacturing Facility

ADVANCED DEVELOPMENT

     Research and development activities are centered around a dedicated research engineering staff we call our Advanced Development Group. This Group has the responsibility for developing future products and processes that will keep us in the forefront of the markets we serve. Among other things, we are pursuing mechanical as well as electronic products to increase security, modularization of relate components, and new manufacturing processes to reduce costs for ourselves and our customers.

                                [GRAPHIC IMAGE]
                      STRATTEC de Mexico Assembly Facility

ALLIANCE

     Our alliance with WiTTE-Velbert consists of two main initiatives. The first is a set of cross-licensing agreements which allows STRATTEC to manufacture, market and sell WiTTE products in North America, and allows WiTTE to manufacture, market and sell STRATTEC products in Europe. In this way, both STRATTEC and WiTTE have established international reach for their respective products and services, while sharing the potential profits of those products sold outside of their respective home markets.

                                {GRAPHIC IMAGE]
                              [WITTE STRATTEC LOGO]

COMPANY DESCRIPTION

                                [GRAPHIC IMAGE]

2000 STRATTEC Annual Report

     The second initiative is the creation of a 50-50 joint venture company, WiTTE-STRATTEC LLC, which is the corporate entity through which we and WiTTE will pursue emerging markets outside of Europe and North America. Additionally, through WiTTE-STRATTEC LLC, the two companies will coordinate the activities of their respective research and development resources and jointly own the intellectual property rights for any products that result from the coordinated activities.

     This alliance is operating under a Memorandum of Understanding signed by the two companies in October of 1999. Legal agreements defining the alliance relationships are expected to be signed in the fall of 2000.

CYCLICAL NATURE OF THE BUSINESS

     The manufacturing of components used in automobiles is driven by the normal peaks and valleys associated with the automotive industry. Typically, the months of July and August are relatively slow while summer vacation shutdowns and model year changeover occur at the automotive assembly plants. September volumes increase rapidly as the new model year begins. This volume strength continues through October and into early November. As the holiday and winter seasons approach, the demand for automobiles slows. March usually brings a major sales and production increase, which then continues through most of June. This results in our first fiscal quarter (ending in September) sales and operating results typically being our weakest, with the remaining quarters being more consistent.

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

VEHICLE LIST

                                [GRAPHIC IMAGE]

2001 VEHICLES

     We're proud of the quality vehicles that use STRATTEC components. They include over-the-road trucks like Peterbilt, Kenworth, Mack, Freightliner, Navistar and Volvo. Recreational vehicles like Winnebago, Coachmen, Jayco and Fleetwood. And the following model year 2001 cars and light trucks:

CARS

Buick Century                 Chrysler LHS                 Mercury Sable
Buick Regal                   Chrysler/Plymouth Prowler    Mitsubishi Eclipse
Cadillac Eldorado             Chrysler Sebring             Mitsubishi Galant
Chevrolet Camaro              Dodge Intrepid               Oldsmobile Alero
Chevrolet Cavalier            Dodge Neon                   Oldsmobile Intrigue
Chevrolet Corvette            Dodge Stratus                Pontiac Firebird
Chevrolet Impala              Dodge Viper                  Pontiac Grand Am
Chevrolet Lumina              Ford Taurus                  Pontiac Grand Prix
Chevrolet Malibu              GM Impact EV1                Pontiac Sunfire
Chevrolet Monte Carlo         Jaguar S-Type                Saturn LS
Chrysler Concorde             Lincoln Continental
Chrysler 300M                 Lincoln LS

LIGHT TRUCKS, VANS AND  SPORT UTILITY VEHICLES

Cadillac Escalade             Dodge Ram Pickup             GMC Sonoma Pickup
Chevrolet Astro               Dodge Ram Van/Wagon          GMC Yukon
Chevrolet Blazer              Ford Excursion               GMC Yukon XL
Chevrolet Silverado Pickup    Ford Expedition              Isuzu Hombre Pickup
Chevrolet Express             Ford Explorer                Jeep Cherokee
Chevrolet S-10 Pickup         Ford Explorer Sport          Jeep Grand Cherokee
Chevrolet Suburban            Ford Explorer Sport Trac     Jeep Wrangler
Chevrolet Tahoe               Ford F-Series Pickup         Lincoln Navigator
Chevrolet Venture             Ford Ranger Pickup           Mazda B-Series Pickup
Chrysler Town & Country       GMC Envoy                    Mercury Mountaineer
Chrysler Voyager              GMC Denali                   Mercury Villager
Dodge Caravan/Grand Caravan   GMC Jimmy                    Nissan Quest
Dodge Dakota Pickup           GMC Safari                   Oldsmobile Bravada
Dodge Durango                 GMC Savana                   Oldsmobile Silhouette
Dodge Ramcharger              GMC Sierra Pickup            Pontiac Montana

MANAGEMENT'S DISCUSSION AND ANALYSIS

                                [GRAPHIC IMAGE]

2000 STRATTEC Annual Report

The following Discussion and Analysis should be read in conjunction with the Company's Financial Statements and Notes thereto. Unless otherwise indicated, all references to years refer to fiscal years.

RESULTS OF OPERATIONS
2000 COMPARED TO 1999

     Net sales were $224.8 million in 2000, an increase of 11 percent compared to net sales of $202.6 million in 1999. The current year included one additional shipping week which contributed to the overall sales growth. Sales to General Motors Corporation and Delphi Automotive Corporation increased 10 percent to $100.5 million as a result of increased unit production by these customers. In addition, labor disruptions at General Motors Corporation during July 1998 reduced sales to this customer by an estimated $3 million during the prior year September quarter. Sales to DaimlerChrysler Corporation increased 14 percent to $35.1 million. The increase was primarily due to increased vehicle production schedules and higher value mechanical and electrical content in the locksets the Company supplies. Sales to Mitsubishi Motor Manufacturing of America increased to $9.4 million in 2000 compared to $2.2 in 1999. This increase is due to an increase in the Company's share of this customer's production requirements with the launch of the 2000 Eclipse. Sales to the Ford Motor Company were comparable to the prior year.

     Gross profit as a percentage of net sales was 22.0 percent in 2000 compared to 23.1 percent in 1999. The lower gross margin is the result of several factors including higher production start-up costs relating to the launch of the new model year 2000 vehicles, investment in process changes, facilities rearrangement and training associated with Lean Manufacturing initiatives, product mix, and increased U.S. dollar costs at the Company's Mexico assembly facility. The major portion of the facilities rearrangement will be completed over the next 3 months. Benefits are beginning to be realized in the form of cost reduction, inventory reduction and the enhanced ability to meet continually increasing customer requirements for productivity and quality. The increased U.S. dollar costs at the Company's Mexico assembly facility are the result of the appreciation of the Mexican peso and higher wage inflation in comparison to the prior year. The inflation rate in Mexico for the 12 months ended June 2000 was approximately 10 percent while the U.S. dollar/Mexican peso exchange rate fell to approximately 9.5 in 2000, from approximately 9.8 in 1999. The Company believes the exchange rate will become more favorable in the last half of calendar 2000. In addition, the average cost of zinc per pound, which the Company uses at a rate of approximately 1 million pounds per month, increased to approximately $.55 in 2000, from approximately $.52 in 1999.

     Engineering, selling and administrative expenses were $20.3 million, or 9.0 percent of net sales in 2000, compared to $20.2 million, or 10.0 percent of net sales in 1999. Current year expense levels reflect the favorable impact of moving the Company's service aftermarket warehouse and distribution to the Milwaukee facility in April 1999. Also, included in current year expenses are development activities associated with new products and the Company's globalization activities with its alliance partner, WiTTE-Velbert GmbH & Co. KG.

     Income from operations was $29.2 million in 2000, compared to $26.6 million in 1999, reflecting the increased sales volume as previously discussed above.

     The effective income tax rate in 2000 was 39 percent compared to 38.1 percent in 1999. The increase is due to an increase in the state effective tax rate. The overall effective rate differs from the federal statutory tax rate primarily due to the effects of state income taxes.

RESULTS OF OPERATIONS
1999 COMPARED TO 1998

     Net sales were $202.6 million in 1999, an increase of 8 percent compared to net sales of $186.8 million in 1998. Sales to DaimlerChrysler Corporation increased $5.0 million or 19 percent. Sales to the Ford Motor Company increased $6.1 million or 13 percent. Sales to these customers increased primarily due to increased unit production by these customers and a more favorable product mix. Sales to General Motors Corporation were relatively consistent with the prior year levels. Labor disruptions at General Motors Corporation reduced sales to this customer by an estimated $3 million during both fiscal 1999 (first quarter) and 1998 (fourth quarter). General Motors Corporation completed its spinoff of Delphi Automotive Systems in May 1999. Sales to Delphi Automotive Systems totaled $2.8 million in the month of June 1999 and were previously reported as sales to General Motors

MANAGEMENT'S DISCUSSION AND ANALYSIS

                                [GRAPHIC IMAGE]

Corporation. The Company also began production volume shipments totaling approximately $2.2 million to Mitsubishi Motor Manufacturing of America early in the current fiscal year in support of the launch of the 1999 Gallant. This is the Company's initial program with Mitsubishi.

     Gross profit as a percentage of net sales was 23.1 percent in 1999 compared to 21.4 percent in 1998. Several factors contributed to the improvement in the gross profit margins, including increased production volumes resulting in more favorable absorption of fixed overhead costs and a favorable mix of higher margin products. The prior year included a charge of $750,000 related to cash payments to the Company's represented employees upon ratification of a new collective bargaining agreement. Additional improvement in the gross profit margin resulted from the cost of zinc, which the Company uses at a rate of approximately 1 million pounds per month, being substantially lower in the current year as compared to the prior year. The average price per pound was approximately $.52 in fiscal 1999 compared to approximately $.68 in fiscal 1998. Also contributing to the improved gross profit margin was the devaluation of the Mexican peso during the first quarter of the current fiscal year, which resulted in lower U.S. dollar costs for the Mexican assembly operation. The rate of inflation in Mexico during the 12 months ended September 1998 was approximately 14 percent. However, the average U.S. dollar/Mexican peso exchange rate increased to approximately 9.50 in the first quarter of the current fiscal year from approximately 7.85 in the first quarter of the prior year.

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

     The effective income tax rate in fiscal 1999 was 38.1 percent compared to 37 percent in fiscal 1998. The increase is due to an increase in the federal statutory tax rate resulting from higher net income levels as well as an increase in the state effective tax rate. The overall effective rate differs from the federal statutory tax rate primarily due to the effects of state income taxes.

LIQUIDITY AND
CAPITAL RESOURCES

     The Company generated cash from operating activities of $34.9 million in 2000 compared to $27.5 million in 1999. The increased generation of cash is due to several factors including increased sales levels as previously discussed and increases in inventories and accounts payable in support of increased production activities. In addition, the Company's investment in accounts receivable decreased by approximately $7.3 million at July 2, 2000, as compared to June 27, 1999, primarily due to the timing of periodic payments received from OEM customers and a decrease in outstanding billings for customer tooling.

     Capital expenditures in 2000 were $9.4 million, compared to $8.8 million in 1999. Expenditures were primarily in support of requirements for new product programs and the upgrade and replacement of existing equipment. The Company anticipates that capital expenditures will be approximately $10 million in fiscal 2001, primarily in support of requirements for new product programs and the upgrade and replacement of existing equipment.

     The Board of Directors of the Company has authorized a stock repurchase program to buy back up to 2,389,395 outstanding shares. A total of 1,675,710 shares have been repurchased as of July 2, 2000, at a cost of approximately $53.4 million. Additional repurchases may occur from time to time. Funding for the repurchases was provided primarily from cash flow from operations and to a lesser extent from borrowings under existing credit facilities.

     The Company has a $25.0 million unsecured, revolving credit facility (the "Credit Facility"). There were no outstanding borrowings under the Credit Facility at July 2, 2000. Interest on borrowings under the Credit Facility are at varying rates based, at the Company's option, on the London Interbank Offering Rate, the Federal Funds Rate, or the bank's prime rate. The Credit Facility contains various restrictive covenants including covenants that require the Company to maintain minimum levels for certain financial ratios such as tangible net worth, ratio of indebtedness to tangible net worth and fixed charge coverage. The

MANAGEMENT'S DISCUSSION AND ANALYSIS

                                [GRAPHIC IMAGE]

2000 STRATTEC Annual Report

Company believes that the Credit Facility will be adequate, along with cash flow from operations, to meet its anticipated capital expenditure, working capital and operating expenditure requirements.

     The Company has not been significantly impacted by inflationary pressures over the last several years, except for zinc and Mexican assembly operations as noted elsewhere in this Management's Discussion and Analysis.

MEXICAN OPERATIONS

     The Company has assembly operations in Juarez, Mexico. Since December 28, 1998, and prior to December 30, 1996, the functional currency of the Mexican operation has been the Mexican peso. The effects of currency fluctuations result in adjustments to the U.S. dollar value of the Company's net assets and to the equity accounts in accordance with Statement of Financial Accounting Standard
(SFAS) No. 52, "Foreign Currency Translation." During the period December 30, 1996, to December 27, 1998, the functional currency of the Mexican operation was the U.S. dollar, as Mexico was then considered to be a highly inflationary economy in accordance with SFAS No. 52. The effect of currency fluctuations in the remeasurement process was included in the determination of income. The effect of the December 28, 1998, functional currency change was not material to the financial results of the Company.

OTHER

     On October 19, 1999, the Company announced that it had signed a Memorandum of Understanding with E. WiTTE Verwaltungsgesellschaft GMBH, and its operating unit, WiTTE-Velbert GmbH & Co. KG ("WiTTE"), which details the intent to form a strategic alliance and joint venture. WiTTE, of Velbert, Germany, is a privately held, QS 9000 and VDA 6.1 certified automotive supplier with sales of over DM300 million in its last fiscal year. WiTTE designs, manufactures and markets components including locks and keys, hood latches, rear compartment latches, seat back latches, door handles and specialty fasteners. WiTTE's primary market for these products has been Europe. The proposed WiTTE-STRATTEC alliance provides for the manufacture, distribution and sale of WiTTE products by the Company in North America, and the manufacture, distribution and sale of the Company's products by WiTTE in Europe. Additionally, a joint venture company in which each company holds a 50 percent interest has been established to seek opportunities to manufacture and sell both companies' products in other areas of the world. These activities do not have a material impact on the July 2, 2000, financial statements.

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

     The Company's business, operations and financial performance are subject to certain risks and uncertainties, which could result in material differences in actual results from the Company's current expectations. These risks and uncertainties include, but are not limited to, general economic conditions, demand for the Company's products, competitive and technological developments, foreign currency fluctuations and costs of operations.

CONSOLIDATED STATEMENTS OF INCOME  (IN THOUSANDS)

                                [GRAPHIC IMAGE]



                                                 Years Ended
                              -----------------------------------------------
                               July 2, 2000     June 27, 1999   June 28, 1998
                              -------------     -------------   -------------
NET SALES                     $   224,817       $   202,625     $   186,805
Cost of goods sold                175,322           155,821         146,865
                              -----------       -----------     -----------
  GROSS PROFIT                     49,495            46,804          39,940
Engineering, selling, and
  administrative expenses          20,254            20,191          18,925
                              -----------       -----------     -----------

  INCOME FROM OPERATIONS           29,241            26,613          21,015
Interest income                     1,056             1,132             351
Interest expense                       --                --             (19)
Other income (expense), net            52              (239)             73
                              -----------       -----------     -----------

  INCOME BEFORE PROVISION FOR
  INCOME TAXES                     30,349            27,506          21,420
Provision for income taxes         11,836            10,491           7,931
                              -----------       -----------     -----------

NET INCOME                    $    18,513       $    17,015     $    13,489
                              ===========       ===========     ===========

EARNINGS PER SHARE:
  BASIC                       $      3.75       $      3.02     $      2.36
                              ===========       ===========     ===========
  DILUTED                     $      3.65       $      2.94     $      2.30
                              ===========       ===========     ===========

 The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED BALANCE SHEETS (IN THOUSANDS)

                                [GRAPHIC IMAGE]

2000 STRATTEC Annual Report


                                                           July 2, 2000    June 27, 1999
                                                           ------------    -------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                $  13,915        $  28,611
   Receivables, less allowance for doubtful
      accounts of $250 at July 2, 2000,
      and June 27, 1999                                        28,731           36,063
   Inventories                                                 14,342           13,804
   Customer tooling in progress                                 4,248            3,758
   Future income tax benefits                                   2,092            2,525
   Other current assets                                         3,273            2,522
                                                            ---------        ---------
         Total current assets                                  66,601           87,283
PROPERTY, PLANT, AND EQUIPMENT, NET                            42,381           40,911
                                                            ---------        ---------
                                                            $ 108,982        $ 128,194
                                                            =========        =========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
    Accounts payable                                        $  19,694        $  17,386
    Accrued liabilities:
       Payroll and benefits                                    10,394            9,961
       Environmental                                            2,770            2,820
       Income taxes                                                47              201
       Other                                                    1,196            2,054
                                                            ---------        ---------
          Total current liabilities                            34,101           32,422
DEFERRED INCOME TAXES                                             299              512
BORROWINGS UNDER REVOLVING CREDIT FACILITY                         --               --
ACCRUED PENSION OBLIGATIONS                                     9,839            8,669
ACCRUED POSTRETIREMENT OBLIGATIONS                              4,293            4,246
SHAREHOLDERS' EQUITY
    Common stock, authorized 12,000,000 shares
       $.01 par value, issued 6,120,788 shares
       at July 2, 2000, and 5,945,298 shares at
       June 27, 1999                                               61               59
    Capital in excess of par value                             47,924           43,999
    Retained earnings                                          67,964           49,451
    Accumulated other comprehensive loss                       (2,239)          (2,081)
    Less: Treasury stock, at cost (1,668,179 shares at
        July 2, 2000 and 378,788 shares at June 27, 1999)     (53,260)          (9,083)
                                                            ---------        ---------
          Total shareholders' equity                           60,450           82,345
                                                            ---------        ---------
                                                            $ 108,982        $ 128,194
                                                            =========        =========

The accompanying notes are an integral part of these consolidated balance sheets.

CONSOLIDATED STATEMENTS OF CHANGE IN EQUITY (IN THOUSANDS)

                                [GRAPHIC IMAGE]



                                                                                       Accumulated
                                                     Capital in                           Other
                                        Common       Excess of        Retained        Comprehensive   Treasury      Comprehensive
                                         Stock       Par Value        Earnings            Loss          Stock            Income
                                      -----------    -----------    -----------       -----------    -----------    ------------
BALANCE,
JUNE 29, 1997                                 $58        $41,094        $18,947           ($1,863)        ($2,143)
Net income                                      -              -         13,489                 -               -           $13,489
Translation adjustments                         -              -              -                 -               -                 -
                                                                                                                        -----------
Comprehensive income                                                                                                        $13,489
                                                                                                                        ===========
Purchase of common stock                        -              -              -                 -            (591)
Exercise of stock options,
   including tax benefit
   of $399                                      1          1,395              -                 -              11
                                      -----------    -----------    -----------       -----------     -----------
BALANCE,
JUNE 28, 1998                                  59         42,489         32,436            (1,863)         (2,723)
Net income                                      -              -         17,015                 -               -           $17,015
Translation adjustments                         -              -              -              (218)              -              (218)
                                                                                                                        -----------
Comprehensive income                                                                                                        $16,797
                                                                                                                        ===========
Purchase of common stock                        -              -              -                 -          (6,416)
Exercise of stock options,
   including tax benefit
   of $415                                      -          1,510              -                 -              56
                                      -----------    -----------    -----------       -----------     -----------
BALANCE,
JUNE 27, 1999                                  59         43,999         49,451            (2,081)         (9,083)
                                      ===========    ===========    ===========       ===========     ===========
Net income                                      -              -         18,513                 -               -           $18,513
Translation adjustments                         -              -              -              (158)              -              (158)
                                                                                                                        -----------
   Comprehensive income                                                                                                     $18,355
                                                                                                                        ===========
Purchase of common stock                        -              -              -                 -         (44,230)
Exercise of stock options,
   including tax benefit
   of $1,109                                    2          3,925              -                 -              53
                                      -----------    -----------    -----------       -----------     -----------
BALANCE,
JULY 2, 2000                                  $61        $47,924        $67,964           $(2,239)       $(53,260)
                                      ===========    ===========    ===========       ===========     ===========



The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (IN THOUSANDS)


                                [GRAPHIC IMAGE]

2000 STRATTEC Annual Report

                                                                                Years Ended
                                                               ---------------------------------------------
                                                               July 2, 2000    June 27, 1999   June 28, 1998
                                                               ------------    -------------   -------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                                                   $ 18,513         $ 17,015       $ 13,489
    Adjustments to reconcile net income to
       net cash provided by operating activities:
       Depreciation                                                 7,576            7,107          6,776
       Loss on disposition of property,
         plant and equipment                                          254              463            168
       Deferred taxes                                                 392               (7)           561
       Change in operating assets and liabilities:
         (Increase) decrease in receivables                         7,294          (10,788)         4,330
         (Increase) decrease in inventories                          (538)           1,158            (83)
         (Increase) decrease in other assets                       (1,284)           4,510         (1,727)
         Increase in accounts payable
            and accrued liabilities                                 2,957            8,156          2,859
         Other, net                                                  (260)             (92)          (422)
                                                                 --------         --------       --------
         Net cash provided by
            operating activities                                   34,904           27,522         25,951
                                                                 --------         --------       --------
CASH FLOWS FROM INVESTING ACTIVITIES
    Additions to property, plant and equipment                     (9,357)          (8,831)        (7,450)
    Proceeds received on sale of property,
       plant and equipment                                              7               15             70
                                                                 --------         --------       --------
          Net cash used in investing activities                    (9,350)          (8,816)        (7,380)
                                                                 --------         --------       --------

CASH FLOWS FROM FINANCING ACTIVITIES
    Net payments of borrowings under revolving credit
       facility                                                        --               --         (5,037)
    Purchase of common stock                                      (44,230)          (6,416)          (591)
    Exercise of stock options                                       3,980            1,567          1,407
                                                                 --------         --------       --------
       Net cash used in financing activities                      (40,250)          (4,849)        (4,221)
                                                                 --------         --------       --------
NET INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS                                              (14,696)          13,857         14,350

CASH AND CASH EQUIVALENTS
    Beginning of year                                              28,611           14,754            404
                                                                 --------         --------       --------
    End of year                                                  $ 13,915         $ 28,611       $ 14,754
                                                                 ========         ========       ========
SUPPLEMENTAL DISCLOSURE OF
CASH FLOW INFORMATION
    Income taxes paid                                            $ 10,880         $  9,882       $  7,482
    Interest paid                                                      --               --             19


The accompanying notes are an integral part of these consolidated statements.

NOTES TO FINANCIAL STATEMENTS

                                [GRAPHIC IMAGE]


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

       Certain amounts previously reported have been reclassified to conform to the July 2, 2000, presentation. These reclassifications have no effect on previously reported net income or retained earnings.

       FISCAL YEAR: The Company's fiscal year ends on the Sunday nearest June
30. The years ended July 2, 2000, June 27, 1999, and June 28, 1998 are comprised of 53, 52 and 52 weeks, respectively.

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

      Inventories consist of the following (thousands of dollars):

                      July 2,     June 27,
                       2000        1999
                    --------    ---------
Finished products   $  3,630    $   4,439
Work in process       12,374       11,145
Raw materials          1,054          774
LIFO adjustment       (2,716)      (2,554)
                    --------    ---------
                    $ 14,342    $  13,804
                    ========    =========

       CUSTOMER TOOLING IN PROGRESS: The Company accumulates its costs for development of certain tooling used in component production and assembly. The costs, which are primarily from third-party tool vendors, are accumulated on the Company's balance sheet. These amounts then are billed to the customer upon formal acceptance by the customer of products produced with the individual tool.

       PROPERTY, PLANT, AND EQUIPMENT: Property, plant and equipment are stated at cost, and depreciation is computed using the straight-line method over the following estimated useful lives:

                                 Expected
     Classification            Useful Lives
--------------------------     ------------
Land improvements              20 years
Buildings and improvements     20 to 35 years
Machinery and equipment        3 to 10 years

       Property, plant, and equipment consist of the following (thousands of dollars):

                               July 2,     June 27,
                                2000        1999
                             ---------   ----------
Land                         $   1,317   $    1,236
Buildings and improvements      11,205       10,836
Machinery and equipment         77,390       69,447
                             ---------   ----------
                                89,912       81,519
Less: accumulated
  depreciation                 (47,531)     (40,608)
                             ---------   ----------
                             $  42,381   $   40,911
                             =========   ==========

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

       FOREIGN CURRENCY TRANSLATION: Since December 28, 1998, and prior to December 30, 1996, the functional currency of the Mexican operation has been the Mexican peso. The effects of currency fluctuations result in adjustments to the U.S. dollar value of the Company's net assets and to the equity accounts in accordance with Statement of Financial Accounting Standard

NOTES TO FINANCIAL STATEMENTS

                                [GRAPHIC IMAGE]

2000 STRATTEC Annual Report

(SFAS) No. 52, "Foreign Currency Translation." During the period December 30 1996, to December 27, 1998, the functional currency of the Mexican operation was the U.S. dollar, as Mexico was then considered to be a highly inflationary economy in accordance with SFAS No. 52. The effect of currency fluctuations in the remeasurement process was included in the determination of net income during the period. The effect of the December 28, 1998, functional currency change was not material to the financial results of the Company.

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

       DERIVATIVE INSTRUMENTS: SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued in 1998. The statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 is effective for financial statements for fiscal years beginning after June 15, 2000. Since the Company currently does not hold any such derivative instruments, this Statement has no impact on the financial results of the Company.

REVOLVING CREDIT FACILITY

       The Company has a $25 million unsecured, revolving credit facility (the "Credit Facility"), which expires October 31, 2001. Interest on borrowings under the Credit Facility are at varying rates based, at the Company's option, on the London Interbank Offering Rate, the Federal Funds Rate, or the bank's prime rate. There were no outstanding borrowings at July 2, 2000, or June 27, 1999. There were no borrowings under the credit facility during the years ended July 2, 2000, and June 27, 1999.

       The Credit Facility contains various restrictive covenants that require the Company to maintain minimum levels for certain financial ratios, including tangible net worth, ratio of indebtedness to tangible net worth and fixed charge coverage.

ENVIRONMENTAL MATTER

       In 1995, the Company recorded a provision of $3.0 million for estimated costs to remediate a site at the Company's Milwaukee facility that was contaminated by a solvent spill which occurred in 1985. The Company continues to monitor and evaluate the site and minimal activity has taken place since the provision was recorded in 1995. The ultimate resolution of this matter is still unknown. However, management believes, based upon findings-to-date and known environmental regulations, that the environmental reserve at July 2, 2000, is adequate to cover any future developments.

INCOME TAXES

      The provision for income taxes consists of the following (thousands of dollars):

                              2000         1999         1998
                              ----         ----         ----
Currently payable:
  Federal                 $  8,809      $  8,106     $  5,576
  State                      2,044         1,976        1,323
  Foreign                      591           416          471
                          --------      --------     --------
                            11,444        10,498        7,370
Deferred taxes                 392            (7)         561
                          --------      --------     --------
                          $ 11,836      $ 10,491     $  7,931
                          ========      ========     ========


       A reconciliation of the U.S. statutory tax rates to the effective tax rates follows:

                              2000          1999         1998
                              ----          ----         ----
U.S. statutory rate           35.0%         35.0%        34.8%
State taxes, net of
   federal tax benefit         4.5           4.7          4.4
Foreign rate differential      (.1)           .3           .4
Other                          (.4)         (1.9)        (2.6)
                          --------      --------     --------
                              39.0%         38.1%        37.0%
                          ========      ========     ========

       The components of deferred tax assets and (liabilities) are as follows (thousands of dollars):

                                         July 2,      June 27,
                                          2000          1999
                                         -------      --------
Future income tax benefits:
Customer tooling                        $    156     $    195
Payroll-related accruals                     507          499
Environmental reserve                      1,080        1,100
Other                                        349          731
                                        --------     --------
                                        $  2,092     $  2,525
                                        ========     ========
Deferred income taxes:
Accrued pension obligations             $  3,837     $  3,381
Accumulated depreciation                  (5,810)      (5,549)
Postretirement obligations                 1,674        1,656
                                        --------     --------
                                           ($299)       ($512)
                                        ========     ========

       Foreign income before the provision for income taxes was not significant for each of the years indicated.

NOTES TO FINANCIAL STATEMENTS

                                [GRAPHIC IMAGE]

RETIREMENT PLANS AND POSTRETIREMENT COSTS

       The Company has a noncontributory defined benefit pension plan covering substantially all U.S. associates. Benefits are based on years of service and final average compensation. The Company's policy is to fund at least the minimum actuarially computed annual contribution required under the Employee Retirement Income Security Act of 1974 (ERISA). Plan assets consist primarily of listed equity and fixed income securities. The Company recognizes the expected cost of retiree health care benefits during the years that the associates render service. The postretirement health care plan is unfunded.

       The following tables summarize the pension and postretirement plans' income and expense, funded status, and actuarial assumptions for the years indicated (thousands of dollars):

                                Pension                Postretirement
                                Benefits                  Benefits
                          --------------------    ---------------------
                            2000        1999         2000        1999
                          --------    --------    ---------   ---------
CHANGE IN BENEFIT
OBLIGATION:
Benefit obligation
  at beginning
  of year                 $ 29,187    $ 26,189    $  4,500    $  3,882
Service cost                 1,535       1,380         220         206
Interest cost                2,097       1,948         293         289
Settlement of
  postretirement
  life benefit                  --          --        (419)         --
Actuarial (gain) loss         (830)        226        (711)        238
Benefits paid                 (669)       (556)       (154)       (115)
                          --------    --------    --------    --------
Benefit obligation
  at end of year          $ 31,320    $ 29,187    $  3,729    $  4,500
                          --------    --------    --------    --------
CHANGE IN
PLAN ASSETS:
Fair value of plan
  assets at
  beginning of year       $ 29,177    $ 26,364          --          --
Actual return on
  plan assets                6,104       2,551          --          --
Employer contributions          --         818         154         115
Benefits paid                 (669)       (556)       (154)       (115)
                          --------    --------    --------    --------
Fair value of plan
  assets at end of year     34,612      29,177          --          --
                          --------    --------    --------    --------
Funded status                3,292         (10)     (3,729)     (4,500)
Unrecognized net gain      (12,478)     (7,869)       (813)        (13)
Unrecognized prior
  service cost                  (5)          7         249         260
Unrecognized net
  transition asset            (648)       (797)         --           7
                          --------    --------    --------    --------
Accrued benefit cost      $ (9,839)   $ (8,669)   $ (4,293)   $ (4,246)
                          ========    ========    ========    ========


                              Pension           Postretirement
                              Benefits             Benefits
                         ------------------    ------------------
                         July 2,   June 27,    July 2,   June 27,
                          2000      1999        2000       1999
                         -------   -------     -------   --------
WEIGHTED-AVERAGE
ASSUMPTIONS
Discount rate             7.75%      7.25%     7.75%      7.25%
Expected return on
  plan assets             8.5%       8.5%        n/a        n/a
Rate of compensation
  increases               4.0%       4.0%        n/a        n/a

       For measurement purposes, a 6 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000; the rate was assumed to remain at that level thereafter.

                               Pension          Postretirement
                               Benefits             Benefits
                         ------------------    -----------------
                           2000       1999      2000      1999
                         -------    -------    ------    -------
COMPONENTS OF
NET PERIODIC
BENEFIT COST:
Service cost             $ 1,535    $ 1,380    $   220   $   206
Interest cost              2,097      1,948        293       289
Expected return
  on plan assets          (2,193)    (1,905)        --        --
Amortization of
  prior service cost          12         12         16        16
Amortization of
  unrecognized
  net gain                  (132)       (86)        --        --
Amortization of
  net transition asset      (150)      (150)        --         1
                         -------    -------    -------   -------
Net periodic
  benefit cost           $ 1,169    $ 1,199    $   529   $   512
                         =======    =======    =======   =======

      The health care cost trend assumption has a significant effect on the postretirement benefit amounts reported. A 1% change in the health care cost trend rates would have the following effects (thousands of dollars):

                        1% Increase  1% Decrease
                        -----------  -----------
Effect on total of
  service and interest
  cost components           $ 76        ($63)
Effect on Postretirement
  benefit obligation        $513       ($436)

       All U.S. associates of the Company may participate in a 401(K) Plan. The Company contributes a fixed percentage of up to the first 6 percent of eligible compensation that a participant contributes to the plan. The Company's contributions totaled approximately $679,000 in 2000, $635,000 in 1999 and $548,000 in 1998.

NOTES TO FINANCIAL STATEMENTS

                                [GRAPHIC IMAGE]

2000 STRATTEC Annual Report

SHAREHOLDERS' EQUITY

       The Company has 12,000,000 shares of authorized common stock, par value $.01 per share, with 4,452,609 and 5,566,510 shares issued and outstanding at July 2, 2000, and June 27, 1999, respectively. Holders of Company common stock are entitled to one vote for each share on all matters voted on by shareholders.

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

       The Board of Directors of the Company authorized a stock repurchase program to buy back up to 2,389,395 outstanding shares. As of July 2, 2000, 1,675,710 shares have been repurchased at a cost of $53,381,000.

EARNINGS PER SHARE (EPS)

       A reconciliation of the components of the basic and diluted per share computations follows (thousands of dollars, except per share amounts):

                            2000
               -----------------------------
                 Net               Per-Share
               Income     Shares     Amount
               --------  --------  ---------
Basic EPS       $18,513     4,936   $   3.75
                                    ========
Stock Options                 143
                         --------
Diluted EPS     $18,513     5,079   $   3.65
                         ========   ========

                            1999
               ----------------------------
                 Net               Per-Share
               Income    Shares      Amount
               --------  --------  ---------
Basic EPS       $17,015     5,639   $   3.02
                                    ========
Stock Options                 152
                         --------
Diluted EPS     $17,015     5,791   $   2.94
                         ========   ========

                            1998
               ----------------------------
                 Net               Per-Share
               Income    Shares      Amount
               --------  --------  ---------
Basic EPS       $13,489     5,708   $   2.36
                                    ========
Stock Options                 155
                         --------
Diluted EPS     $13,489     5,863   $   2.30
                         ========   ========


       Options to purchase the following shares of common stock were outstanding as of each date indicated but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common shares:

                     Shares       Exercise Price
                     ------       --------------
July 2, 2000         80,000          $45.79
                     78,623          $37.88
                      5,000          $35.97

June 27, 1999        80,000          $37.88
                      5,000          $32.13
                     80,000          $31.98
                      5,000          $30.81

June 28, 1998        80,000          $31.98
                      5,000          $31.63

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

                                           Weighted
                                           Average
                                           Exercise
                         Shares             Price
                       ---------        -----------
Balance as of
  June 29, 1997          598,889        $   14.45
Granted                   95,000        $   31.06
Exercised                 78,000        $   12.67
                       ---------
Balance at
  June 28, 1998          615,889        $   17.23
                       ---------
Granted                  110,000        $   35.44
Exercised                 68,148        $   15.40
Terminated                20,303        $   25.76
                       ---------
Balance at
  June 27, 1999          637,438        $   20.30
                       ---------
Granted                  105,000        $   43.01
Exercised                175,490        $   15.72
Terminated                 1,377        $   37.88
                       ---------
Balance at
  July 2, 2000           565,571        $   25.89
                       =========
Exercisable as of
  July 2, 2000           277,661        $   14.08
Available for grant as
  of July 2, 2000        299,041

NOTES TO FINANCIAL STATEMENTS

                                [GRAPHIC IMAGE]


       During 1997, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." As permitted by the statement, the Company will continue to account for its stock-based compensation plans in accordance with APB Opinion No. 25 and related Interpretations. Accordingly, no compensation cost related to these plans was charged against earnings in 2000, 1999 and 1998. Had compensation cost for these plans been determined consistent with SFAS No. 123, the pro forma impact on earnings per share would have been as follows (thousands of dollars):

                    July 2,         June 27,       June 28,
                     2000            1999           1998
                   --------         --------       --------
Net income
  As reported      $18,513          $17,015        $13,489
  Pro forma        $17,961          $16,464        $13,057
Basic earnings
  per share
  As reported        $3.75            $3.02          $2.36
  Pro forma          $3.64            $2.92          $2.29
Diluted earnings
  per share
  As reported        $3.65            $2.94          $2.30
  Pro forma          $3.54            $2.85          $2.24

       The fair value of each option grant was estimated as of the date of grant using the Black-Scholes pricing model. The resulting pro-forma compensation cost was amortized over the vesting period.

       The grant date fair values and assumptions used to determine such impact are as follows:

Options Granted During       2000       1999       1998
                           -------    -------    -------
Weighted average grant
  date fair value          $ 43.01    $ 35.44    $ 31.06
Assumptions:
Risk free interest rates      6.18%      5.33%      6.07%
Expected volatility          25.39%     29.09%     30.10%
Expected term (in years)      5.67       5.75       5.75

       The range of options outstanding as of July 2, 2000, is as follows:

                                                       Weighted
                                       Weighted         Average
                    Number of           Average        Remaining
                     Options         Exercise Price   Contractual
    Price Range    Outstanding/      Outstanding/        Life
     per Share     Exercisable       Exercisable      (in years)
    -------------  ---------------   --------------   -----------
    $11.75-$17.05  217,750/217,750   $12.38/$12.38      4.9
    $19.28-$31.98   159,198/59,911   $26.97/$20.23      3.1
      Over $31.98     188,623/   -     $40.58/   -      4.5
                  ----------------   -------------    -----------
                   565,571/277,661   $25.89/$14.08      4.3
                  ================   =============    ===========

       The Company has an Employee Stock Purchase plan to provide substantially all U.S. full-time associates an opportunity to purchase shares of its common stock through payroll deductions. A participant may contribute a maximum of $5,200 per calendar year to the plan. On the last day of each month, participant account balances are used to purchase shares of stock at the average of the highest and lowest reported sales prices of a share of the Company's common stock on the NASDAQ National Market. A total of 100,000 shares may be issued under the plan. Shares issued from treasury stock under the plan totaled 3,317 at an average price of $34.07 during fiscal 2000, 3,521 at an average price of $28.79 during fiscal 1999, and 693 at an average price of $29.93 during fiscal 1998. A total of 92,469 shares are available for purchase under the plan as of July 2, 2000.

EXPORT SALES

      Export sales are summarized below (thousands of dollars):

          Export Sales    Percent of Net Sales
          ------------    --------------------
2000        $31,745           14%
1999        $27,233           13%
1998        $22,330           12%

      These sales were primarily to vehicle manufacturing plants in Canada and Mexico.

SALES TO LARGEST CUSTOMERS

       Sales to the Company's largest customers were as follows (thousands of dollars and percent of total net sales):

                           2000                1999                 1998
                     Sales       %        Sales      %        Sales      %
                     --------------     ---------------     ---------------
General Motors
  Corporation       $68,985     31%     $ 88,938    44%     $ 86,721    46%
Ford Motor
  Company            54,498     24%       52,241    26%       46,136    25%
DaimlerChrysler
  Corporation        35,055     16%       30,757    15%       25,966    14%
Delphi Automotive
  Systems            31,487     14%        2,788     1%            -     -
                   ----------------     ---------------     ---------------
                   $190,025     85%     $174,724    86%     $158,823    85%
                   ================     ===============     ===============

ACCOUNTANTS AND MANAGEMENT REPORTS

                                [GRAPHIC IMAGE]

2000 STRATTEC Annual Report

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF STRATTEC SECURITY CORPORATION:

       We have audited the accompanying consolidated balance sheets of STRATTEC SECURITY CORPORATION and subsidiaries, as of July 2, 2000, and June 27, 1999, and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended July 2, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of STRATTEC SECURITY CORPORATION and subsidiaries as of July 2, 2000, and June 27, 1999, and the results of their operations and their cash flows for each of the three years in the period ended July 2, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP
-----------------------
ARTHUR ANDERSEN LLP
Milwaukee, Wisconsin
August 2, 2000

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

/s/ Harold M. Stratton II   /s/ John G. Cahill          /s/ Patrick J. Hansen
-------------------------   ------------------------    ------------------------
Harold M. Stratton II       John G. Cahill              Patrick J. Hansen
Chairman and                President and               Vice President and
Chief Executive Officer     Chief Operating Officer     Chief Financial Officer

FINANCIAL SUMMARY

                                [GRAPHIC IMAGE]

FIVE-YEAR FINANCIAL SUMMARY

       The financial data for each period presented below reflects the consolidated results of the Company and its wholly owned subsidiaries. The information below should be read in conjunction with "Management's Discussion and Analysis," and the Financial Statements and Notes thereto included elsewhere herein. The following data are in thousands of dollars except per share amounts.

                                                    Fiscal  Years
                              -------------------------------------------------------------
                                  2000       1999         1998          1997        1996
                              ---------   ---------    ---------    ---------    ----------
INCOME STATEMENT DATA
Net sales                     $ 224,817   $ 202,625    $ 186,805    $ 159,054    $ 139,745
Gross profit                     49,495      46,804       39,940       33,319       29,231
Engineering, selling, and
  administrative expenses        20,254      20,191       18,925       17,684       16,632
                              ---------   ---------    ---------    ---------    ---------
Income from operations           29,241      26,613       21,015       15,635       12,599
Interest income                   1,056       1,132          351            4           22
Interest expense                     --          --          (19)        (214)        (363)
Other income (expense), net          52        (239)          73          125          286
                              ---------   ---------    ---------    ---------    ---------
Income  before taxes             30,349      27,506       21,420       15,550       12,544
Provision for income taxes       11,836      10,491        7,931        5,730        4,830
                              ---------   ---------    ---------    ---------    ---------
Net income                    $  18,513   $  17,015    $  13,489    $   9,820    $   7,714
                              =========   =========    =========    =========    =========
Earnings per share:
  Basic                       $    3.75   $    3.02    $    2.36    $    1.72    $    1.33
  Diluted                     $    3.65   $    2.94    $    2.30    $    1.70    $    1.32
BALANCE SHEET DATA
Net working capital           $  32,500   $  54,861    $  42,953    $  32,399    $  21,181
Total assets                    108,982     128,194      107,998       95,669       82,818
Long-term liabilities            14,132      12,915       12,138       16,000       10,937
Equity                           60,450      82,345       70,398       56,093       48,298



QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                               Market  Price
                                                                Earnings         Per Share
                                                               Per Share       ----------------
       Quarter   Net Sales   Gross Profit   Net Income      Basic   Diluted     High    Low
       -------   ---------   ------------   ----------      ---------------   -----------------
2000     First   $ 49,667     $ 10,688          $3,708        $.67    $.65     36 3/4    31 1/2
        Second     56,726       12,749           4,944         .98     .95     36 7/8    32 5/8
         Third     54,539       11,988           4,390         .94     .91     35 3/4    31
        Fourth     63,885       14,070           5,471        1.20    1.17     35 7/8    32 1/2
                 --------     --------        --------       -----   -----
         TOTAL   $224,817     $ 49,495         $18,513       $3.75   $3.65
                 ========     ========        ========       =====   =====

1999     First   $ 40,362     $  8,835          $2,813        $.49    $.48     32 1/4    25 3/4
        Second     54,529       12,373           4,662         .83     .81     31 3/4    20
         Third     51,220       12,071           4,471         .79     .77     33 7/8    27 3/4
        Fourth     56,514       13,525           5,069         .91     .88     37 3/8    26
                 --------     --------        --------       -----   -----
        TOTAL    $202,625     $ 46,804        $ 17,015       $3.02   $2.94
                 ========     ========        ========       =====   =====

Registered shareholders of record at July 2, 2000, were 3,541.

DIRECTORS/OFFICERS/SHAREHOLDERS INFORMATION

                                [GRAPHIC IMAGE]

2000 STRATTEC Annual Report

BOARD OF DIRECTORS

HAROLD M. STRATTON II, 52
Chairman and Chief
Executive Officer.

ROBERT FEITLER, 69
Former President and
Chief Operating Officer
of Weyco Group, Inc.
Chairman of the Executive
Committee and Director
of Weyco Group, Inc.
Trustee of ABN.AMRO Funds

MICHAEL J. KOSS, 46
President and Chief
Executive Officer of
Koss Corporation.
Director of Koss Corporation.

FRANK J. KREJCI, 50
President and Chief
Executive Officer of
Wisconsin Furniture, LLC.

JOHN G. CAHILL, 43
President, and Chief
Operating Officer


                                    [PHOTO]
 STRATTEC Board of Directors: (left to right) Frank J. Krejci, Michael J. Koss,
              Harold M. Stratton II, John G. Cahill, Robert Feitler


EXECUTIVE OFFICERS

HAROLD M.
STRATTON II, 52

JOHN G. CAHILL, 43

PATRICK J. HANSEN, 41
Vice President-
Chief Financial Officer,
Treasurer and Secretary.

MICHAEL R. ELLIOTT, 44
Vice President-
Global Market Development.

GERALD L. PEEBLES, 57
Vice President-
General Manager
STRATTEC de Mexico.

DONALD J. HARROD, 56
Vice President-
Engineering

DONALD P. KLICK, 48
Vice President-
Business Operations

SHAREHOLDERS INFORMATION

ANNUAL MEETING

The Annual Meeting of Shareholders will convene at 2 p.m. (CST) on October 24, 2000, at the Manchester East Hotel, 7065 North Port Washington Road, Milwaukee.

COMMON STOCK

STRATTEC SECURITY CORPORATION common stock is traded on the NASDAQ National Market under the symbol: STRT.

FORM 10-K

You may receive a copy of the STRATTEC SECURITY CORPORATION Form 10-K, filed with the Securities and Exchange Commission, by writing to the Secretary at STRATTEC SECURITY CORPORATION, 3333 West Good Hope Road, Milwaukee, WI 53209.

SHAREHOLDER INQUIRIES

Communications concerning the transfer of shares, lost certificates or changes of address should be directed to the Transfer Agent.

TRANSFER AGENT AND REGISTRAR

Firstar Trust Company
P.O. Box 2077
Milwaukee, WI 53201
414-905-5000

                                [GRAPHIC IMAGE]

                         STRATTEC SECURITY CORPORATION

                            3333 West Good Hope Road
                              Milwaukee, WI 53209
                      Phone:414-247-3333 Fax: 414-247-3329
                                www.strattec.com