Form 10-K405, Exhibit 13
period 2001-07-01
STRATTEC SECURITY CORP
filed 2001-09-04
CIK 933034

 2001 ANNUAL REPORT


                                 [STRATTEC LOGO]

                                    STRATTEC

FORGING AHEAD IN A GLOBAL ENVIRONMENT

         When STRATTEC produced its first ignition lock back in 1915, the idea of a truly international marketplace for automotive technology would have seemed far-fetched. But the Company kept pace with the development of the American automobile industry through decades of growth; as technology advanced, STRATTEC was in the vanguard. And as markets expanded and diversified, STRATTEC evolved with the industry. Today, the Company is positioned for global growth with new technologies, new partnerships, new markets ... these are the elements from which our success is forged.

CONTENTS

Financial Highlights .......................................................  1

Letter to Shareholders .....................................................  2

Company Description ........................................................  4

STRATTEC Equipped Vehicle List .............................................  9

Management's Discussion and Analysis ....................................... 10

Financial Statements ....................................................... 13

Report of Independent Public Accountants ................................... 22

Report of Management ....................................................... 22

Financial Summary .......................................................... 23

Directors/Officers/Shareholders Information ................................ 24


STRATTEC SECURITY CORPORATION

STRATTEC SECURITY CORPORATION designs, develops, manufactures and markets mechanical locks, electro-mechanical locks and related access control products for global automotive manufacturers. Our products are shipped to customer locations in the United States, Canada, Mexico, Europe and South America, and we provide full service and aftermarket support. We also supply products for the heavy truck, recreational vehicle, marine and industrial markets, as well as precision die castings for the transportation, security and recreational products industries.

FINANCIAL HIGHLIGHTS

(In Millions)

                                        2001                    2000                   1999
                                        ----                    ----                   ----
Net Sales                           $  203.0                $  224.8                $  202.6
Gross Profit                            40.2                    49.4                    46.8
Income from Operations                  20.6                    29.1                    26.6
Net Income                              13.0                    18.5                    17.0
Total Assets                           101.6                   109.0                   128.2
Total Debt                                 -                       -                       -
Shareholders' Equity                    60.0                    60.4                    82.3

(In Millions)

        [NET SALES GRAPH] [NET INCOME GRAPH] [ECONOMIC VALUE ADDED EVA(R) GRAPH]

ECONOMIC VALUE ADDED (EVA(R))

        All U.S. associates and many of our Mexico-based salaried associates participate in incentive plans that are based upon our ability to add economic value to the enterprise. During 2001, $5.6 million of positive economic value was generated, a decrease of $5.0 million compared to the economic value the business generated in 2000. We continue to believe that EVA(R) represents STRATTEC's ultimate measure of success and shareholder value.

Net Operating Profit After Cash-Based Taxes            $12.9
Average Net Capital Employed                 $61.0
Capital Cost                                    12%
                                             -----
                                                         7.3
Economic Value Added                                   $ 5.6
                                                       =====

EVA is a registered trademark of Stern, Stewart & Co.






                         2001 STRATTEC Annual Report 1

A LETTER TO THE SHAREHOLDERS


Fellow Shareholders:

         Fiscal 2001 was one of those years a business would rather not experience, but comes along every once in a while anyway during the existence of a corporation. After a record production and sales year in fiscal 2000, we started fiscal 2001 at a fast pace. By late fall, however, the slumping economy significantly affected new-vehicle sales, and by mid-November, our customers responded by cutting their production. The reductions in vehicle production in November, December, January and February had the obvious effect on us, resulting in reduced production at both our manufacturing locations and temporary layoffs of our operations associates.

         While the economic slowdown has been an unpleasant experience for us as well as most businesses in North America, it was not entirely unexpected. Some forecasts had predicted a slowdown, and the incredible vigor of the auto industry in the preceding several years made some kind of adjustment likely. We therefore made it one of our missions for the fiscal year to optimize our processes and eliminate costs in a more organized and focused manner. The resulting cost-reduction teams made significant progress during the year, identifying and implementing cost cutting amounting to an annualized $8 million. These reductions came from finding and eliminating waste, revising operating methods, and reducing employment levels. Had we not achieved these cost reductions, the effects of the economic slowdown on our business would have been more dramatic.

         In late December, one of our major customers abruptly announced that it was unilaterally reducing all of its material purchase orders by 5%, effective January 1st. We viewed this action as an arbitrary and unreasonable attempt to mitigate that customer's negative financial condition resulting from its own internal issues. Our position on this action is that we should not and cannot allow our shareholders to suffer as a result of our customers' self-induced problems. Nevertheless, that customer's partial success in forcing this action on its supply base has encouraged other customers suffering under the economic slowdown to increase pressure for price reductions as well. While we recognize our customers' rationale for this price reduction pressure, we are looking, and will continue to look, at solutions that are strategically fair and equitable for STRATTEC, its shareholders and its customers.

         In March, we began negotiations with PACE Local 7-0232, the union representing our hourly operations associates. These negotiations were conducted in anticipation of the expiration of our then existing labor contract on May 31, 2001. On that date, both sides reached a tentative agreement for a new contract which included an extension of the current contract until June 6, 2001 to allow the union time to organize and call a ratification meeting of its members. Despite the endorsement of the tentative agreement by both the union Bargaining Committee and Executive Committee, the membership rejected the proposed contract by a narrow margin, and a strike against the company began.

         The strike lasted 16 days, during which time we operated the Milwaukee facility under a Strike Contingency Plan devised several months earlier. This plan included the build-up of certain component and finished goods inventories prior to May 31st, as well as an operating plan that used our salaried work force to produce parts. Thanks to this plan and the dedication and enthusiasm of our salaried employees, we were able to support our major customers' requirements without interrupting their production processes.

         On June 22nd, after mediated negotiations, the union took another tentative agreement before the membership. This agreement was again endorsed by both the union Bargaining Committee and Executive Committee, and this time was ratified by the members. Despite the strike and its effects on our fourth quarter results, we believe the resulting 4-year contract is fair to both the Company and its hourly represented associates, and should provide us opportunities to continue to make changes for more efficient operations in our Milwaukee facility.

         The pricing pressure we are receiving from our customers is a continuation of prior years' experience, but is now heightened by the need for these customers to reduce costs in the face of a very competitive but stagnate market, and reduced automotive production at some of our their




                          2001 STRATTEC Annual Report 2

A LETTER TO THE SHAREHOLDERS

assembly plants. To this end, we are seeing some attempts to reduce vehicle cost by de-contenting - a tactic which reduces the overall amount of standard and/or optional equipment on a vehicle. This is having an effect on our product by reducing the number of locks per vehicle on certain models. While this does cut cost for our customers, it reduces volume for us, on top of the already reduced volumes resulting from the current market conditions.

        De-contenting of our lock set packages is a trend that is likely to continue, as electronic remote key device usage increases as standard equipment on new vehicles. We have been anticipating this potential, and the actions we have taken to broaden our vehicle access product line were put in place partially as a defense against this slow erosion of our traditional product line.

        Expansion of our product line with additional access control products is an important part of our Alliance with WiTTE. The Alliance was formalized with the signing of legal agreements on November 28, 2000. To date, we have several Alliance programs under way, including a lockset program with Saab in Sweden and a hood latch program for Volkswagen in Mexico. Additionally, our WiTTE-STRATTEC LLC joint venture has signed letters of intent with intended partners in Brazil and China, and we are proceeding to formalize these relationships. We have one committed vehicle program for Brazil, and four committed programs for China. In addition, we are receiving quote requests for "global" vehicle programs. With these developments, we are encouraged that our globalization strategy is working for our customers and us.

        It is clear that the strategic challenges we have discussed in previous annual reports are still before us. But we believe we have put into place the necessary foundation upon which to build our future. In addition to the Alliance structure we have created with Witte, we are actively seeking relationships with other strategic partners that can further our interests and strengthen our position as a global provider of vehicle access control components and systems. We continue to develop our own in-house capabilities for designing, testing and producing these products. And we continue to emphasize cost reduction and efficiency enhancements in our existing processes to support our traditional product business.

        As the ultimate measure of our performance, our goal was to deliver a fifth consecutive year of increased EVA. Although we did not attain that goal, we still created $5.6 million positive EVA in fiscal 2001, our third best year. And we were able to deliver our second best year of earnings per share. We are pleased to be able to continue adding value to your investment in STRATTEC. For a more detailed discussion of financial operating results, please read the Management's Discussion and Analysis of operating results on pages 10, 11 and 12 of this report.

        Despite fiscal 2001 being a difficult year for a number of reasons, we have weathered the storm reasonably well, and look to the future with optimism. We believe we are doing the right things to position our Company for additional economic value creation in the immediate and long-term future. Your support during this past year has been quite heartening, and we appreciate your confidence in us. We look forward to justifying that confidence.

Sincerely,


/s/ Harold M. Stratton II                  /s/ John G. Cahill
Harold M. Stratton II                      John G. Cahill
Chairman and Chief Executive Officer       President and Chief Operating Officer



August, 2001




                          2001 STRATTEC Annual Report 3

COMPANY DESCRIPTION



BASIC BUSINESS

        STRATTEC SECURITY CORPORATION designs, develops, manufactures and markets mechanical locks, electro-mechanical locks, latches and related access control products for major North American and global automotive manufacturers. We also supply these products for the heavy truck, recreational vehicle, marine and industrial markets. Through our alliance partner, WiTTE-Velbert Gmbh in Germany, both companies' access control products are manufactured and marketed globally. We also provide full service and aftermarket support.

[STRATTEC LOGO]

HISTORY

        STRATTEC formerly was a division of Briggs & Stratton Corporation. On February 27, 1995, STRATTEC was spun off from Briggs & Stratton through a tax-free distribution to the then-existing Briggs shareholders. STRATTEC received substantially all of the assets and liabilities related to the lock and key business owned by Briggs & Stratton.

        Starting as a division of Briggs & Stratton, and continuing today as a totally separate and independent company, we have a history in the automotive lock manufacturing business spanning over 85 years. We also have been in the zinc die-casting business for more than 75 years. STRATTEC has been the world's largest producer of automotive locks and keys since the late 1920s, and we currently maintain a dominant share of the North American markets for these products.


PRODUCTS

        Our principal products are locks and keys for cars and trucks. A typical automobile contains a set of five locks: a steering column/ignition lock, a glove box lock, two front door locks and a deck lid (trunk) lock. Pickup trucks typically use three to four locks, while sport utility vehicles and vans use five to seven locks. Some vehicles have additional locks for under-floor compartments or folding rear seat latches. T-top locks, spare tire locks and burglar alarm locks also are offered as options. Usually two keys are provided with each vehicle lockset. Additional products include zinc die cast steering column lock housings, and an electronic Vehicle Access Control System (VACS).

[PICTURE OF KEY]

         VACS is a passive security system for commercial delivery vehicles. It's an example of our ability to effectively integrate mechanical and electronic components such as Radio Frequency Identification (RFID) and Hall Effect sensors.




                          2001 STRATTEC Annual Report 4

COMPANY DESCRIPTION

         Through our alliance with WiTTE-Velbert in Germany, we are expanding our automotive access control product offerings to include hood latches, trunk or liftgate latches, door latches, door handles, and vehicle access modules that contain some or all of these components.


MARKETS

        We are a direct supplier to OEM auto and light truck manufacturers, to over-the-road heavy truck manufacturers and recreational vehicle manufacturers, as well as to other transportation-related manufacturers. For the 2001 model year, we enjoyed a 62% market share in the North American automotive industry, supplying locks and keys for approximately 84% of General Motors' production, 63% of Ford's, 97% of DaimlerChrysler's and 100% of Mitsubishi's production. We also are an OEM components supplier to other "Tier 1" automotive suppliers and a wide array of smaller industrial manufacturers.

        Direct sales to various OEMs represent approximately 82% of our total sales. The remainder of the company's revenue is received primarily through sales to the OEM service channels, and the locksmith aftermarket.

[PICTURE OF WAREHOUSE]

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

        STRATTEC's products are supported by an extensive staff of experienced lock and latch engineers. This staff, which includes product design, quality and manufacturing engineers, is capable of providing complete design, development and testing services of new products for our customers. This staff also is available for customer problem solving, warranty analysis and other activities that arise during a product's life cycle. Our customers receive aftersales support in the form of special field service kits, service manuals, and specific in-plant production repair programs.

        The majority of our OEM products are sold in North America. However, our dominance in the North American market translates into a world market share of around 20%, making STRATTEC the largest producer of automotive locks and keys in the world. While a modest amount of exporting is done to automotive assembly plants in Europe and South America, we are in the process of expanding our presence in these markets and elsewhere through our alliance with WiTTE-Velbert Gmbh.



                          2001 STRATTEC Annual Report 5

COMPANY DESCRIPTION

        OEM service and replacement parts are sold to the OEM's own service operations. In addition, we distribute our components and security products to the automotive aftermarket through approximately 60 authorized wholesale distributors, as well as other marketers and users of component parts, including export customers. These aftermarket activities are serviced through a warehousing operation integral to our Milwaukee headquarters and manufacturing facility.


CUSTOMER FOCUS

        Since the majority of the company's sales are to the "Big Three" North American automotive manufacturers, STRATTEC is organized to assure that our activities are focused on these major customers and their associated entities. We have customer-focused teams for General Motors, for Ford, for DaimlerChrysler/Mitsubishi and for Delphi Automotive Systems. A fifth team deals with programs and new products associated with our alliance partner, WiTTE-Velbert, while a sixth team handles our industrial and service customers, including such heavy truck manufacturers as Peterbilt, Kenworth, Mack, Freightliner, Navistar and Volvo.

[STRATTEC LOGO]

        Each of the six teams possesses all of the necessary disciplines required to meet their customers' needs. Leading each team's efforts are Product Business Managers who handle the overall coordination of various product programs. The Product Business Managers work closely with their team's quality engineers, cost engineers, purchasing agents, internal and external customer service representatives, service manager, and engineering manager. The engineering manager in turn helps coordinate the efforts of design engineers, product and process engineers, component engineers, and electrical engineers.

        STRATTEC uses a formalized product development process to identify and meet customer needs in the shortest possible time. By creating and following this streamlined development system, we shorten product lead times, tighten our response to market changes, and provide our customers with the optimum value solution to their security requirements. STRATTEC also is QS-9000/ISO 9001 certified. This means we embrace the philosophy that quality should exist not only in the finished product, but in every step of our process as well.


OPERATIONS

        Most of the components that go into our products are manufactured at our main facility and headquarters in Milwaukee, Wisconsin. This facility

[PICTURE OF MANUFACTURING FACILITY]


                          2001 STRATTEC Annual Report 6

COMPANY DESCRIPTION


also makes zinc die cast components for other manufacturers. Assembly is performed at the Milwaukee location and at our primary assembly facility, located in Jurez, Mexico.

[PHOTO OF ASSEMBLY FACILITY IN MEXICO]

ADVANCED DEVELOPMENT

         Research and development activities are centered around a dedicated research engineering staff we call our Advanced Development Group. This Group has the responsibility for developing future products and processes that will keep us in the forefront of the markets we serve. Projects we are pursuing focus on electronic and mechanical access control products, modularization of related access control components, and new manufacturing processes to reduce costs for ourselves and our customers.

ALLIANCE

         Our alliance with WiTTE-Velbert Gmbh consists of two main initiatives. The first is a set of cross-licensing agreements which allows STRATTEC to manufacture, market and sell WiTTE products in North America, and allows WiTTE to manufacture, market and sell STRATTEC products in Europe. In this way, both STRATTEC and WiTTE have established international reach for their respective products and services, while sharing the potential profits of those products sold outside of their respective home markets.

[CAR GRAPHIC]

[WITTE STRATTEC LOGO]


         The second initiative is a 50-50 joint venture company, WiTTE-STRATTEC LLC, which is the corporate entity through which we and WiTTE are pursuing emerging markets outside of Europe and North America.

Additionally, through WiTTE-STRATTEC LLC, the two companies will jointly own the intellectual property rights for any products that result from the coordinated activities of their respective research and development resources.

                          2001 STRATTEC Annual Report 7

COMPANY DESCRIPTION

CYCLICAL NATURE OF THE BUSINESS

         The manufacturing of components used in automobiles is driven by the normal peaks and valleys associated with the automotive industry. Typically, the months of July and August are relatively slow as summer vacation shutdowns and model year changeover occur at the automotive assembly plants. September volumes increase rapidly as the new model year begins. This volume strength continues through October and into early November. As the holiday and winter seasons approach, the demand for automobiles slows. March usually brings a major sales and production increase, which then continues through most of June. This results in our first fiscal quarter (ending in September) sales and operating results typically being our weakest, with the remaining quarters being more consistent.

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

GLOBAL PARTNERS


[GLOBAL MAP]

1. STRATTEC - Milwaukee, Wisconsin             4. WITTE - Nejdek, Czech Republic
2. STRATTEC de Mexico - Juarez, Mexico         5. IFER - Sao Paulo, Brazil
3. WITTE - Velbert, Germany                    6. ZU YIH - Fuzhou, China

                          2001 STRATTEC Annual Report 8

VEHICLE LIST

2002 VEHICLES

         We're proud of the quality vehicles that use STRATTEC components. They include over-the-road trucks like Peterbilt, Kenworth, Mack, Freightliner, Navistar and Volvo. And recreational vehicles such as Winnebago. Also, the following model year 2002 cars and light trucks:

CARS
Buick Century                       Chrysler Concorde            Jaguar S-Type
Buick La Sabre                      Chrysler 300M                Lincoln Continental
Buick Park Avenue                   Chrysler LHS                 Lincoln LS
Buick Regal                         Chrysler Prowler             Mercury Sable
Cadillac Deville                    Chrysler PT Cruiser          Mitsubishi Eclipse
Cadillac Eldorado                   Chrysler Sebring             Mitsubishi Galant
Chevrolet Camaro                    Dodge Intrepid               Oldsmobile Alero
Chevrolet Cavalier                  Dodge Neon                   Oldsmobile Intrigue
Chevrolet Corvette                  Dodge Stratus                Pontiac Firebird
Chevrolet Impala                    Dodge Viper                  Pontiac Grand Am
Chevrolet Lumina                    Ford Taurus                  Pontiac Grand Prix
Chevrolet Malibu                    Ford Thunderbird             Pontiac Sunfire
Chevrolet Monte Carlo               GM Impact EV1                Saturn L Series


LIGHT TRUCKS, VANS AND SPORT UTILITY VEHICLES
Cadillac Escalade                   Dodge Ramcharger             GMC Sonoma Pickup
Cadillac EXT                        Dodge Ram Pickup             GMC Yukon
Chevrolet Astro                     Dodge Ram Van/Wagon          GMC Yukon XL
Chevrolet Avalanche                 Ford Excursion               Isuzu Hombre Pickup
Chevrolet Silverado Pickup          Ford Expedition              Jeep Grand Cherokee
Chevrolet Express                   Ford Explorer                Jeep Liberty
Chevrolet S-10 Pickup               Ford Explorer Sport          Jeep Wrangler
Chevrolet Suburban                  Ford Explorer Sport Trac     Lincoln Blackwood
Chevrolet Tahoe                     Ford F-Series Pickup         Lincoln Navigator
Chevrolet Trailblazer               Ford Ranger Pickup           Mazda B-Series Pickup
Chevrolet Venture                   GMC Envoy                    Mercury Mountaineer
Chrysler Town & Country             GMC Denali                   Mercury Villager
Chrysler Voyager                    GMC Jimmy                    Nissan Quest
Dodge Caravan/Grand Caravan         GMC Safari                   Oldsmobile Bravada
Dodge Dakota Pickup                 GMC Savana                   Oldsmobile Silhouette
Dodge Durango                       GMC Sierra Pickup            Pontiac Montana


                          2001 STRATTEC Annual Report 9

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Discussion and Analysis should be read in conjunction with the Company's Financial Statements and Notes thereto. Unless otherwise indicated, all references to years refer to fiscal years.

RESULTS OF OPERATIONS
2001 COMPARED TO 2000

         Net sales were $203.0 million in 2001 compared to $224.8 million in 2000. The prior year included one additional shipping week, which contributed to the overall sales reduction. Sales to the Company's largest customers overall decreased in the current year compared to the record prior year levels, with General Motors at $60.2 million compared to $69.0 million, Delphi Automotive Systems Corporation at $26.9 million compared to $31.5 million, DaimlerChrysler Corporation at $33.9 million compared to $35.1 million, and Ford Motor Company at $45.3 million compared to $54.5 million. Sales to Mitsubishi Motor Manufacturing of America actually increased from $9.4 million to $11.8 million. The overall sales decrease is the result of reduced vehicle production at our customer's assembly plants.

         Gross profit as a percentage of net sales was 19.8 percent in 2001 compared to 22.0 percent in 2000. The lower gross margin is the result of several factors, including a 16-day strike in June 2001 at the Company's Milwaukee facility which resulted in additional costs to support customer requirements; reduced efficiencies at the Company's Mexican facility; and reduced sales due to delayed shipments. Also negatively impacting the current year margin was less favorable absorption of manufacturing costs due to reduced production volumes resulting from customer plant shutdowns, an overall decline in automotive production, and a reduction in the Company's inventory levels in comparison to the prior year. Additional items impacting the gross margin include an increase in the cost of zinc, and increased U.S. dollar costs at the Company's Mexico assembly facility. The average cost of zinc per pound, which the Company uses at a rate of approximately 1 million pounds per month, increased to approximately $.57 in 2001, from approximately $.55 in 2000. The increased U.S. dollar costs at the Company's Mexico assembly facility are the result of the appreciation of the Mexican peso and overall inflation in Mexico in the current year. The inflation rate in Mexico for the 12 months ended June 2001 was approximately 7 percent while the U.S. dollar/Mexican peso exchange rate fell to approximately 9.4 in 2001, from approximately 9.5 in 2000.

         Engineering, selling and administrative expenses were $19.7 million, or
9.7 percent of net sales in 2001, compared to $20.3 million, or 9.0 percent of net sales in 2000. The decreased operating expenses are attributed to one less week of operating expenses in the current year compared to the prior year and the impact of cost savings realized as a result of the human resources realignment, which took place in the third quarter of fiscal 2001.

         Income from operations was $20.6 million in 2001, compared to $29.1 million in 2000, reflecting the decreased sales volume and reduced gross margin as discussed above.

         The effective income tax rate in 2001 was 37.0 percent compared to 39.0 percent in 2000. The reduction is due to an increase in the foreign sales benefit. The overall effective rate differs from the federal statutory tax rate primarily due to the effects of state income taxes.

RESULTS OF OPERATIONS
2000 COMPARED TO 1999

         Net sales were $224.8 million in 2000, an increase of 11 percent compared to net sales of $202.6 million in 1999. Fiscal 2000 included one additional shipping week, which contributed to the overall sales growth. Sales to General Motors Corporation and Delphi Automotive Corporation increased 10 percent to $100.5 million as a result of increased unit production by these customers. In addition, labor disruptions at General Motors Corporation during July 1998 reduced sales to this customer by an estimated $3 million during the fiscal 1999 September quarter. Sales to DaimlerChrysler Corporation increased 14 percent to $35.1 million. The increase was due primarily to increased vehicle production schedules and higher value mechanical and electrical content in the locksets the Company supplies. Sales to Mitsubishi Motor Manufacturing of America increased to $9.4 million in 2000 compared to $2.2 million in 1999. This is due to an increase in the Company's share of this customer's production requirements with the launch of the 2000 Eclipse. Sales to the Ford Motor Company were comparable to 1999.

         Gross profit as a percentage of net sales was 22.0 percent in 2000 compared to 23.1 percent in 1999. The lower gross margin is the result of several factors including higher production start-up costs relating to the launch of the new model year 2000 vehicles, investment


                          2001 STRATTEC Annual Report 10

MANAGEMENT'S DISCUSSION AND ANALYSIS 2001

in process changes, facilities rearrangement and training associated with Lean Manufacturing initiatives, product mix, and increased U.S. dollar costs at the Company's Mexico assembly facility. The major portion of the facility's rearrangement was completed during the first three months of fiscal 2001, and benefits were being realized in the form of cost reduction, inventory reduction and the enhanced ability to meet continually increasing customer requirements for productivity and quality. The increased U.S. dollar costs at the Company's Mexico assembly facility are the result of the appreciation of the Mexican peso and higher wage inflation in comparison to 1999. The inflation rate in Mexico for the 12 months ended June 2000 was approximately 10 percent while the U.S. dollar/Mexican peso exchange rate fell to approximately 9.5 in 2000, from approximately 9.8 in 1999. In addition, the average cost of zinc per pound, which the Company uses at a rate of approximately 1 million pounds per month, increased to approximately $.55 in 2000, from approximately $.52 in 1999.

         Engineering, selling and administrative expenses were $20.3 million, or
9.0 percent of net sales in 2000, compared to $20.2 million, or 10.0 percent of net sales in 1999. Fiscal 2000 expense levels reflect the favorable impact of moving the Company's service aftermarket warehouse and distribution to the Milwaukee facility in April 1999. Also, included in current year expenses are development activities associated with new products and the Company's globalization activities with its alliance partner, WiTTE-Velbert GmbH & Co. KG.

         Income from operations was $29.1 million in 2000, compared to $26.6 million in 1999, reflecting the increased sales volume as previously discussed.

         The effective income tax rate in 2000 was 39.0 percent compared to 38.1 percent in 1999. This is due to an increase in the state effective tax rate. The overall effective rate differs from the federal statutory tax rate primarily due to the effects of state income taxes.

LIQUIDITY AND CAPITAL RESOURCES

         The Company generated cash from operating activities of $23.2 million in 2001 compared to $36.0 million in 2000. The reduction in the generation of cash is due to several factors including decreased sales levels as previously discussed and a reduction in accounts payable and accrued liabilities in 2001 as opposed to an increase in 2000. The changes in accounts payable and accrued liabilities each year were primarily in response to production levels and financial results. In addition, accounts receivable decreased by approximately $1.5 million at July 1, 2001, as compared to July 2, 2000, primarily due to decreased sales. Inventory balances decreased by approximately $5.7 million during the same period as a result of decreased customer vehicle production levels, company focused efforts and the 16-day strike during June 2001 at the Milwaukee facility.

        Capital expenditures in 2001 were $7.5 million, compared to $9.4 million in 2000. Expenditures primarily were in support of requirements for new product programs and the upgrade and replacement of existing equipment. The Company anticipates that capital expenditures will be approximately $8 million in fiscal 2002, primarily in support of requirements for new product programs and the upgrade and replacement of existing equipment.

        The Board of Directors of the Company has authorized a stock repurchase program to buy back up to 2,639,395 outstanding shares. A total of 2,160,026 shares have been repurchased as of July 1, 2001, at a cost of approximately $69.0 million. Additional repurchases may occur from time to time. Funding for the repurchases was provided primarily from cash flow from operations and to a lesser extent from borrowings under existing credit facilities.

         The Company has a $50.0 million unsecured, revolving credit facility (the "Credit Facility"), of which $30 million expires October 31, 2001, and $20 million expires October 31, 2003. There were no outstanding borrowings under the Credit Facility at July 1, 2001. Interest on borrowings under the Credit Facility are at varying rates based, at the Company's option, on the London Interbank offering rate, the Federal Funds Rate, or the bank's prime rate. The Credit Facility contains various restrictive covenants including those that require the Company to maintain minimum levels for certain financial ratios such as tangible net worth, ratio of indebtedness to tangible net worth and fixed charge coverage. The Company believes that the Credit Facility will be adequate, along with cash flow from operations, to meet its anticipated capital expenditure, working capital and operating expenditure requirements.

         The Company has not been significantly impacted by inflationary pressures over the last several years, except for zinc and Mexican assembly operations as noted elsewhere in this Management's Discussion and Analysis.

                          2001 STRATTEC Annual Report 11

MANAGEMENT'S DISCUSSION AND ANALYSIS

MEXICAN OPERATIONS

         The Company has assembly operations in Juarez, Mexico. Since December 28, 1998, the functional currency of the Mexican operation has been the Mexican peso. The effects of currency fluctuations result in adjustments to the U.S. dollar value of the Company's net assets and to the equity accounts in accordance with Statement of Financial Accounting Standard (SFAS) No. 52, "Foreign Currency Translation."

OTHER

         On November 28, 2000, the Company signed certain alliance agreements with E. WiTTE Verwaltungsgesellschaft GMBH, and its operating unit, WiTTE-Velbert GmbH & Co. KG ("WiTTE"). WiTTE, of Velbert, Germany, is a privately held, QS 9000 and VDA 6.1 certified automotive supplier with sales of DM313 million in its last fiscal year. WiTTE designs, manufactures and markets components including locks and keys, hood latches, rear compartment latches, seat back latches, door handles and specialty fasteners. WiTTE's primary market for these products has been Europe. The WiTTE-STRATTEC alliance provides a set of cross-licensing agreements for the manufacture, distribution and sale of WiTTE products by the Company in North America, and the manufacture, distribution and sale of the Company's products by WiTTE in Europe. Additionally, a joint venture company ("WiTTE-STRATTEC LLC") in which each company holds a 50 percent interest has been established to seek opportunities to manufacture and sell both companies' products in other areas of the world outside of North America and Europe. These activities did not have a material impact on the July 1, 2001, financial statements.

PROSPECTIVE INFORMATION

         A number of the matters and subject areas discussed in this Annual Report contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of forward-looking words or phrases such as "anticipate," "believe," "could," "expect," "intend," "may," "planned," "potential," "should," "will," and "could." These include expected future financial results, product offerings, global expansion, liquidity needs, financing ability, planned capital expenditures, management's or the Company's expectations and beliefs, and similar matters discussed in the Company's Management's Discussion and Analysis. The discussions of such matters and subject areas are qualified by the inherent risk and uncertainties surrounding future expectations generally, and also may materially differ from the Company's actual future experience.

         The Company's business, operations and financial performance are subject to certain risks and uncertainties, which could result in material differences in actual results from the Company's current expectations. These risks and uncertainties include, but are not limited to, general economic conditions, in particular those relating to the automotive industry, customer demand for the Company's and its customers' products, competitive and technological developments, customer purchasing actions, foreign currency fluctuations and costs of operations.

         Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements made herein are only made as of the date of this Annual Report and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances occurring after the date of this Annual Report.


                         2001 STRATTEC Annual Report 12

CONSOLIDATED STATEMENTS OF INCOME (IN THOUSANDS)

                                                    Fiscal Years Ended
                                        ---------------------------------------------
                                        July 1, 2001     July 2, 2000   June 27, 1999
                                        ------------     ------------   -------------
NET SALES                                 $ 202,973        $224,817       $ 202,625
Cost of goods sold                          162,735         175,459         155,821
                                          ---------        --------       ---------
   GROSS PROFIT                              40,238          49,358          46,804
Engineering, selling and
   administrative expenses                   19,676          20,254          20,191
                                          ---------        --------       ---------

   INCOME FROM OPERATIONS                    20,562          29,104          26,613
Interest income                                 628           1,056           1,132
Interest expense                                  -               -               -
Other income (expense), net                    (514)            189            (239)
                                          ---------        --------       ---------
   INCOME BEFORE PROVISION FOR
   INCOME TAXES                              20,676          30,349          27,506
Provision for income taxes                    7,650          11,836          10,491
                                          ---------        --------       ---------

NET INCOME                                $  13,026        $ 18,513       $  17,015
                                          =========        ========       =========

EARNINGS PER SHARE:
   BASIC                                  $    3.02        $   3.75       $    3.02
                                          =========        ========       =========
   DILUTED                                $    2.96        $   3.65       $    2.94
                                          =========        ========       =========

The accompanying notes are an integral part of these consolidated statements.


                         2001 STRATTEC Annual Report 13

CONSOLIDATED BALANCE SHEETS (IN THOUSANDS)

                                                                     July 1, 2001     July 2, 2000
                                                                     ------------     ------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                          $  15,298         $  13,915
   Receivables, less allowance for doubtful
      accounts of $250 at July 1, 2001,
      and July 2, 2000                                                   27,189            28,731
   Inventories                                                            8,605            14,342
   Customer tooling in progress                                           2,588             4,248
   Future income tax benefits                                             1,880             2,092
   Other current assets                                                   4,107             3,273
                                                                      ---------         ---------
         Total current assets                                            59,667            66,601
DEFERRED INCOME TAXES                                                       130                 -
PROPERTY, PLANT, AND EQUIPMENT, NET                                      41,851            42,381
                                                                      ---------         ---------
                                                                      $ 101,648         $ 108,982
                                                                      =========         =========


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable                                                   $  14,178         $  19,694
   Accrued liabilities:
      Payroll and benefits                                                7,501            10,394
      Environmental                                                       2,749             2,770
      Income taxes                                                          354                47
      Other                                                               1,711             1,196
                                                                      ---------         ---------
         Total current liabilities                                       26,493            34,101
DEFERRED INCOME TAXES                                                         -               299
BORROWINGS UNDER REVOLVING CREDIT FACILITY                                    -                 -
ACCRUED PENSION OBLIGATIONS                                              10,617             9,839
ACCRUED POST-RETIREMENT OBLIGATIONS                                       4,528             4,293
SHAREHOLDERS' EQUITY
   Common stock, authorized 12,000,000 shares
      $.01 par value, issued 6,195,889 shares
      at July 1, 2001, and 6,120,788 shares at
      July 2, 2000                                                           62                61
   Capital in excess of par value                                        49,545            47,924
   Retained earnings                                                     80,990            67,964
   Accumulated other comprehensive loss                                  (1,749)           (2,239)
   Less: Treasury stock, at cost (2,149,800 shares at
      July 1, 2001, and 1,668,179 shares at July 2, 2000)               (68,838)          (53,260)
                                                                      ---------         ---------
         Total shareholders' equity                                      60,010            60,450
                                                                      ---------         ---------
                                                                      $ 101,648         $ 108,982
                                                                      =========         =========

The accompanying notes are an integral part of these consolidated balance sheets


                         2001 STRATTEC Annual Report 14

CONSOLIDATED STATEMENTS OF CHANGE IN EQUITY (IN THOUSANDS)


                                                                 Accumulated
                                         Capital in                 Other
                              Common     Excess of  Retained    Comprehensive  Treasury  Comprehensive
                              Stock      Par Value  Earnings        Loss         Stock       Income
                              -----      ---------  --------    -------------  --------  -------------


BALANCE,
JUNE 28, 1998                 $59        $42,489    $32,436     $(1,863)      $(2,723)
Net income                      -              -     17,015           -             -       $17,015
Translation adjustments         -              -          -        (218)            -          (218)
                                                                                            -------
Comprehensive income                                                                        $16,797
                                                                                            =======
Purchase of common stock        -              -          -           -        (6,416)
Exercise of stock options,
  including tax benefit
  of $415                       -          1,510          -           -            56
                              ---        -------    -------     -------       -------


BALANCE,
JUNE 27, 1999                  59         43,999     49,451      (2,081)       (9,083)
                              ===        =======    =======     =======       =======
Net income                      -              -     18,513           -             -       $18,513
Translation adjustments         -              -          -        (158)            -          (158)
                                                                                            -------
Comprehensive income                                                                        $18,355
                                                                                            =======
Purchase of common stock        -              -          -           -       (44,230)
Exercise of stock options,
  including tax benefit
  of $1,109                     2          3,925          -           -            53
                              ---        -------    -------     -------      --------

BALANCE,
JULY 2, 2000                   61         47,924     67,964      (2,239)      (53,260)
                              ===        =======    =======     =======      ========

Net income                      -              -     13,026           -             -       $13,026
Translation adjustments         -              -          -         490             -           490
                                                                                            -------
Comprehensive income                                                                        $13,516
                                                                                            =======
Purchase of common stock        -              -          -           -       (15,620)
Exercise of stock options,
  including tax benefit
  of $436                       1          1,621          -           -            42
                              ---        -------    -------     -------      --------

BALANCE,
JULY 1, 2001                  $62        $49,545    $80,990     $(1,749)     $(68,838)
                              ===        =======    =======     =======      ========



The accompanying notes are an integral part of these consolidated statements.

                         2001 STRATTEC Annual Report 15

CONSOLIDATED STATEMENTS OF CASH FLOWS (IN THOUSANDS)


                                                                        Fiscal Years Ended

                                                         July 1, 2001  July 2, 2000    June 27, 1999
                                                         ------------  ------------    -------------


CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                              $13,026         $18,513         $17,015
  Adjustments to reconcile net income to
     net cash provided by operating activities:
     Depreciation                                           7,939           7,576           7,107
     Loss on disposition of property,
        plant and equipment                                   201             254             463
     Deferred taxes                                          (312)            392              (7)
     Change in operating assets and liabilities:
        (Increase) decrease in receivables                  1,639           7,294         (10,788)
        (Increase) decrease in inventories                  5,737            (538)          1,158
        (Increase) decrease in other assets                   960          (1,284)          4,510
        Increase (decrease) in accounts payable
            and accrued liabilities                        (6,830)          2,957           8,156
        Tax benefit from options exercised                    436           1,109             415
        Other, net                                            439            (260)            (91)
                                                          -------          ------          ------
        Net cash provided by
            operating activities                           23,235          36,013          27,938
                                                          =======          ======          ======

CASH FLOWS FROM INVESTING ACTIVITIES
  Additions to property, plant and equipment               (7,548)         (9,357)         (8,831)
  Proceeds received on sale of property,
    plant and equipment                                        88               7              15
                                                          -------          ------          ------
        Net cash used in investing activities              (7,460)         (9,350)         (8,816)
                                                          =======          ======          ======

CASH FLOWS FROM FINANCING ACTIVITIES
  Purchase of common stock                                (15,620)        (44,230)         (6,416)
  Exercise of stock options                                 1,228           2,871           1,151
                                                          -------          ------          ------
        Net cash used in financing activities             (14,392)        (41,359)         (5,265)
                                                          =======          ======          ======

NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS                                      1,383         (14,696)         13,857

CASH AND CASH EQUIVALENTS
  Beginning of year                                        13,915          28,611          14,754
                                                          -------          ------          ------
  End of year                                             $15,298         $13,915         $28,611
                                                          =======          ======          ======

SUPPLEMENTAL DISCLOSURE OF
  CASH FLOW INFORMATION
  Income taxes paid                                        $7,101         $10,880         $ 9,882
  Interest paid                                                 -               -               -


The accompanying notes are an integral part of these consolidated statements.


                         2001 STRATTEC Annual Report 16

NOTES TO FINANCIAL STATEMENTS



ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        STRATTEC SECURITY CORPORATION (the "Company") designs, develops, manufactures and markets mechanical locks, electro-mechanical locks and related access-control products for North American and global automotive manufacturers.
        The significant accounting policies followed by the Company in the preparation of these financial statements, as summarized in the following paragraphs, are in conformity with accounting principles generally accepted in the United States.

        PRINCIPLES OF CONSOLIDATION AND PRESENTATION: The accompanying financial statements reflect the consolidated results of the Company, its wholly owned Mexican subsidiary, and its foreign sales corporation.

        Certain amounts previously reported have been reclassified to conform to the July 1, 2001, presentation. These reclassifications have no effect on previously reported net income or retained earnings.

        FISCAL YEAR: The Company's fiscal year ends on the Sunday nearest June
30. The years ended July 1, 2001, July 2, 2000, and June 27, 1999 are comprised of 52, 53 and 52 weeks, respectively.

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

        Inventories consist of the following (thousands of dollars):

                          July 1,       July 2,
                           2001          2000
                          -------       -------

Finished products        $ 1,737       $ 3,630
Work in process            8,456        12,374
Raw materials                594         1,054
LIFO adjustment           (2,182)       (2,716)
                         -------       -------
                         $ 8,605       $14,342
                         =======       =======

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

        PROPERTY, PLANT, AND EQUIPMENT: Property, plant, and equipment are stated at cost, and depreciation is computed using the straight-line method over the following estimated useful lives:


                                   Expected
Classification                   Useful Lives
--------------                   ------------

Land improvements                20 years
Buildings and improvements       20 to 35 years
Machinery and equipment          3 to 10 years


        Property, plant, and equipment consist of the following (thousands of dollars):


                              July 1,    July 2,
                               2001       2000
                              -------    -------

Land                          $ 1,389   $ 1,317
Buildings and improvements     11,780    11,205
Machinery and equipment        82,939    77,390
                              -------   -------
                               96,108    89,912
Less: accumulated
   depreciation               (54,257)  (47,531)
                              -------   -------
                              $41,851   $42,381
                              =======   =======

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

        FOREIGN CURRENCY TRANSLATION: Since December 28, 1998, the functional currency of the Mexican operation has been the Mexican peso. The effects of currency fluctuations result in adjustments to the U.S. dollar value of the Company's net assets and to the equity accounts in accordance with Statement of Financial Accounting Standard (SFAS) No. 52, "Foreign Currency Translation."

                         2001 STRATTEC Annual Report 17

NOTES TO FINANCIAL STATEMENTS

        ACCUMULATED OTHER COMPREHENSIVE LOSS: The only component of accumulated other comprehensive loss is cumulative translation adjustments. Deferred taxes have not been provided for the translation adjustments in accordance with SFAS No. 109, "Accounting for Income Taxes."

        DERIVATIVE INSTRUMENTS: SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," establishes accounting and reporting standards requiring that certain derivative instruments be recorded in the balance sheet as either an asset or liability measured at its fair value. The Company currently does not hold any such derivative instruments.

REVOLVING CREDIT FACILITY

        The Company has a $50 million unsecured, revolving credit facility (the "Credit Facility"), of which $30 million expires October 31, 2001, and $20 million expires October 31, 2003. Interest on borrowings under the Credit Facility are at varying rates based, at the Company's option, on the London Interbank Offering Rate, the Federal Funds Rate, or the bank's prime rate. There were no outstanding borrowings at July 1, 2001, or July 2, 2000. There were no borrowings under the credit facility during the years ended July 1, 2001, and July 2, 2000.

        The Credit Facility contains various restrictive covenants that require the Company to maintain minimum levels for certain financial ratios, including tangible net worth, ratio of indebtedness to tangible net worth and fixed charge coverage.

COMMITMENTS AND CONTINGENCIES

        In 1995, the Company recorded a provision of $3.0 million for estimated costs to remediate a site at the Company's Milwaukee facility that was contaminated by a solvent spill, which occurred in 1985. The Company continues to monitor and evaluate the site and minimal activity has taken place since the provision was recorded in 1995. The ultimate resolution of this matter is still unknown. However, management believes, based upon findings-to-date and known environmental regulations, that the environmental reserve at July 1, 2001, is adequate to cover any future developments.

INCOME TAXES

The provision for income taxes consists of the following (thousands of dollars):


                           2001     2000     1999
                           ----     ----     ----

Currently payable:
  Federal                $5,817   $ 8,809   $ 8,106
  State                   1,535     2,044     1,976
  Foreign                   610       591       416
                         ------   -------   -------
                          7,962    11,444    10,498
Deferred tax
(benefit) provision        (312)      392        (7)
                         ------   -------   -------
                         $7,650   $11,836   $10,491
                         ======   =======   =======

      A reconciliation of the U.S. statutory tax rates to the effective tax rates follows:


                        2001     2000    1999
                        ----     ----    ----

U.S. statutory rate     35.0%    35.0%   35.0%
State taxes, net of
  federal tax benefit    4.6      4.5     4.7
Foreign sales benefit    (.9)     (.6)    (.5)
Other                   (1.7)      .1    (1.1)
                        ----     ----    ----
                        37.0%    39.0%   38.1%
                        =====    =====   =====


        The components of deferred tax assets and (liabilities) are as follows (thousands of dollars):


                               July 1, July 2,
                                2001    2000
                                ----    ----

Future income tax benefits:
Customer tooling              $    95  $   156
Payroll-related accruals          523      507
Environmental reserve           1,045    1,080
Other                             217      349
                              -------  -------
                              $ 1,880  $ 2,092
                              =======  =======

Deferred income taxes:
Accrued pension obligations   $ 4,034  $ 3,837
Accumulated depreciation       (5,625)  (5,810)
Postretirement obligations      1,721    1,674
                              -------  -------
                                 $130    ($299)
                              =======  =======

        Foreign income before the provision for income taxes was not significant for each of the years indicated.

RETIREMENT PLANS AND POSTRETIREMENT COSTS

        The Company has a noncontributory defined benefit pension plan covering substantially all U.S. associates. Benefits are based on years of service and final average compensation. The Company's policy is to fund at least the minimum actuarially computed annual contribution required under the Employee Retirement Income Security Act of 1974 (ERISA). Plan assets consist primarily of listed equity and fixed income securities. The Company recognizes the expected cost of retiree health care benefits for substantially all U.S. associates during the years that the associates render service. Effective June 1, 2001, any new U.S. associates hired after the above date are no longer eligible for postretirement plan benefits. The postretirement health care plan is unfunded.


                         2001 STRATTEC Annual Report 18

NOTES TO FINANCIAL STATEMENTS

        The following tables summarize the pension and postretirement plans' income and expense, funded status, and actuarial assumptions for the years indicated (thousands of dollars):


                             Pension           Postretirement
                             Benefits            Benefits
                        ----------------      ----------------
                        2001        2000      2001        2000
                        ----        ----      ----        ----

CHANGE IN BENEFIT
OBLIGATION:
Benefit obligation
  at beginning
  of year             $ 31,320     $29,187  $ 3,729     $ 4,500
Service cost             1,614       1,535      184         220
Interest cost            2,403       2,097      286         293
Settlement of
  postretirement
  Life benefit               -           -        -        (419)
Plan amendments            389           -      (78)          -
Actuarial (gain) loss    3,233        (830)     508        (711)
Benefits paid             (862)       (669)    (242)       (154)
                      --------     -------  -------     -------
Benefit obligation
  at end of year      $ 38,097     $31,320  $ 4,387     $ 3,729
                      ========     =======  =======     =======

CHANGE IN
PLAN ASSETS:
Fair value of plan
   assets at
   beginning of year  $ 34,612     $29,177        -           -
Actual return on
   plan assets          (2,753)      6,104        -           -
Employer contributions     306           -      242         154

Benefits paid             (862)       (669)    (242)       (154)
                      --------     -------  -------     -------
Fair value of plan
   assets at end of
   year                 31,303      34,612        -           -
                      --------     -------  -------     -------
Funded status           (6,794)      3,292   (4,387)     (3,729)
Unrecognized net gain   (3,696)    (12,478)    (280)       (813)

Unrecognized prior
  service cost             372          (5)     139         249
Unrecognized net
  transition asset        (499)       (648)       -           -
                      --------     -------  -------     -------
Accrued benefit cost  $(10,617)    $(9,839) $(4,528)    $(4,293)
                      ========     =======  =======     =======

                        July 1,     July 2,   July 1,     July 2,
                         2001        2000      2001        2000
                        -------     -------  -------     -------

WEIGHTED-AVERAGE
ASSUMPTIONS
Discount rate              7.5%       7.75%     7.5%       7.75%
Expected return on
  plan assets              8.5%        8.5%      n/a        n/a
Rate of compensation
  increases                4.0%        4.0%      n/a        n/a

        For measurement purposes, a 7 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001; the rate was assumed to remain at that level thereafter.


                             Pension            Postretirement
                             Benefits              Benefits
                        --------------       ------------------
                        2001      2000       2001          2000
                        ----      ----       ----          ----

COMPONENTS OF
NET PERIODIC
BENEFIT COST:
Service cost           $1,614    $1,535     $184           $220
Interest cost           2,403     2,097      286            293
Expected return
  on plan assets       (2,491)   (2,193)       -              -
Amortization of
  prior service cost       12        12       16             16
Amortization of
  unrecognized
  net gain               (304)     (132)     (25)             -
Amortization of
  net transition asset   (150)     (150)       -              -
                       ------    ------     ----           ----
Net periodic
  benefit cost         $1,084    $1,169     $461           $529
                       ======    ======     ====           ====

        The health care cost trend assumption has a significant effect on the postretirement benefit amounts reported. A 1% change in the health care cost trend rates would have the following effects (thousands of dollars):


                         1% Increase  1% Decrease
                         -----------  -----------

Effect on total of
  service and interest
  cost components          $ 94          ($78)
Effect on postretirement
  benefit obligation       $665         ($564)


        All U.S. associates of the Company may participate in a 401(k) Plan. The Company contributes a fixed percentage of up to the first 6 percent of eligible compensation that a participant contributes to the plan. The Company's contributions totaled approximately $679,000 in 2001, $679,000 in 2000, and $635,000 in 1999.

SHAREHOLDERS' EQUITY

        The Company has 12,000,000 shares of authorized common stock, par value $.01 per share, with 4,046,089 and 4,452,609 shares issued and outstanding at July 1, 2001, and July 2, 2000, respectively. Holders of Company common stock are entitled to one vote for each share on all matters voted on by shareholders.

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

                         2001 STRATTEC Annual Report 19

NOTES TO FINANCIAL STATEMENTS

         The Board of Directors of the Company authorized a stock repurchase program to buy back up to 2,639,395 outstanding shares. As of July 1, 2001, 2,160,026 shares have been repurchased at a cost of approximately $69.0 million.

EARNINGS PER SHARE (EPS)

         A reconciliation of the components of the basic and diluted per share computations follows (thousands of dollars, except per share amounts):

                               2001
                  ------------------------------
                    Net                Per-Share
                  Income     Shares     Amount
                  -------    ------   ----------
Basic EPS         $13,026    4,310       $3.02
Stock Options                   91       =====
                             -----
Diluted EPS       $13,026    4,401       $2.96
                             =====       =====

                               2000
                  ------------------------------
                    Net                Per-Share
                  Income     Shares     Amount
                  -------    ------   ----------
Basic EPS         $18,513     4,936      $3.75
Stock Options                   143      =====
                              -----
Diluted EPS       $18,513     5,079      $3.65
                              =====      =====

                               1999
                  ------------------------------
                    Net                Per-Share
                  Income     Shares     Amount
                  -------    ------   ----------
Basic EPS         $17,015     5,639     $3.02
Stock Options                   152     =====
                              -----
Diluted EPS       $17,015     5,791     $2.94
                              =====     =====

         Options to purchase the following shares of common stock were outstanding as of each date indicated but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common shares:

                     Shares       Exercise Price
                     ------       --------------
July 1, 2001         80,000           $45.79
                     80,000           $43.07
                     78,623           $37.88
                      5,000           $35.97
                     20,000           $33.63

July 2, 2000         80,000           $45.79
                     78,623           $37.88
                      5,000           $35.97

June 27, 1999        80,000           $37.88
                      5,000           $32.13
                     80,000           $31.98
                      5,000           $30.81

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

                                             Weighted
                                              Average
                                             Exercise
                            Shares             Price
                            ------           ---------
Balance at
  June 28, 1998             615,889           $17.23
Granted                     110,000           $35.44
Exercised                    68,148           $15.40
Terminated                   20,303           $25.76
                            -------
Balance at
  June 27, 1999             637,438           $20.30
                            -------
Granted                     105,000           $43.01
Exercised                   175,490           $15.72
Terminated                    1,377           $37.88
                            -------
Balance at
  July 2, 2000              565,571           $25.89
                            -------
Granted                     136,000           $38.49
Exercised                    75,101           $15.18
Terminated                    2,500           $30.81
                            -------
Balance at
  July 1, 2001              623,970           $29.91
                            =======
Exercisable as of
  July 1, 2001              316,847           $20.07
Available for grant as
  of July 1, 2001           165,541

                         2001 STRATTEC Annual Report 20

NOTES TO FINANCIAL STATEMENTS

         The Company accounts for its stock-based compensation plans in accordance with APB Opinion No. 25 and related Interpretations as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation. Accordingly, no compensation cost related to these plans was charged against earnings in 2001, 2000 and 1999. Had compensation cost for these plans been determined consistent with SFAS No. 123, the pro forma impact on earnings per share would have been as follows (thousands of dollars):

                       July 1,   July 2,   June 27,
                        2001      2000      1999
                       -------   -------   --------
Net income
  As reported          $13,026   $18,513   $17,015
  Pro forma            $12,447   $17,961   $16,464
Basic earnings
  per share
  As reported            $3.02     $3.75     $3.02
  Pro forma              $2.89     $3.64     $2.92
Diluted earnings
  per share
  As reported            $2.96     $3.65     $2.94
  Pro forma              $2.84     $3.54     $2.85

         The fair value of each option grant was estimated as of the date of grant using the Black-Scholes pricing model. The resulting pro-forma compensation cost is amortized over the vesting period.

         The grant date fair values and assumptions used to determine such impact are as follows:

Options Granted During             2001          2000          1999
                                   ----          ----          ----
Weighted average grant
   date fair value                $42.54        $43.01        $35.44
Assumptions:
Risk free interest rates            5.38%         6.18%         5.33%
Expected volatility                24.97%        25.39%        29.09%
Expected term (in years)            5.50          5.67          5.75

         The range of options outstanding as of July 1, 2001, is as follows:

                                                         Weighted
                                        Weighted          Average
                      Number of          Average         Remaining
                       Options        Exercise Price    Contractual
 Price Range         Outstanding/      Outstanding/        Life
  per Share          Exercisable       Exercisable      (in years)
-------------      ---------------    --------------    -----------
$11.75-$17.05      167,300/167,300     $12.36/$12.36       3.9
$19.68-$31.98      188,047/132,047     $29.22/$28.06       4.5
Over $31.98         268,623/17,500     $41.32/$33.54       3.7
                   ---------------     -------------    ----------
                   623,970/316,847     $29.91/$20.07       4.0
                   ===============     =============    ==========

         The Company has an Employee Stock Purchase plan to provide substantially all U.S. full-time associates an opportunity to purchase shares of its common stock through payroll deductions. A participant may contribute a maximum of $5,200 per calendar year to the plan. On the last day of each month, participant account balances are used to purchase shares of stock at the average of the highest and lowest reported sales prices of a share of the Company's common stock on the NASDAQ National Market. A total of 100,000 shares may be issued under the plan. Shares issued from treasury stock under the plan totaled 2,695 at an average price of $33.05 during fiscal 2001, 3,317 at an average price of $34.07 during fiscal 2000, and 3,521 at an average price of $28.79 during fiscal 1999. A total of 89,774 shares are available for purchase under the plan as of July 1, 2001.

EXPORT SALES

         Export sales are summarized below (thousands of dollars):

              Export Sales    Percent of Net Sales
              ------------    --------------------
2001            $29,013                14%
2000            $31,745                14%
1999            $27,233                13%

         These sales were primarily to automotive manufacturing assembly plants in Canada and Mexico.

SALES TO LARGEST CUSTOMERS

         Sales to the Company's largest customers were as follows (thousands of dollars and percent of total net sales):

                           2001              2000              1999
                       Sales     %       Sales     %       Sales     %
                     --------------    --------------    --------------
General Motors
     Corporation     $ 60,216   30%    $ 68,985   31%    $ 88,938   44%
Ford Motor
     Company           45,341   22%      54,498   24%      52,241   26%
DaimlerChrysler
     Corporation       33,939   17%      35,055   16%      30,757   15%
Delphi Automotive
     Systems           26,913   13%      31,487   14%       2,788    1%
                     --------------    --------------    --------------
                     $166,409   82%    $190,025   85%    $174,724   86%
                     ==============    ==============    ==============



                         2001 STRATTEC Annual Report 21

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF STRATTEC SECURITY CORPORATION:

         We have audited the accompanying consolidated balance sheets of STRATTEC SECURITY CORPORATION and subsidiaries, as of July 1, 2001, and July 2, 2000, and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended July 1, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of STRATTEC SECURITY CORPORATION and subsidiaries, as of July 1, 2001, and July 2, 2000, and the results of their operations and their cash flows for each of the three years in the period ended July 1, 2001, in conformity with accounting principles generally accepted in the United States.


/s/ ARTHUR ANDERSEN LLP
ARTHUR ANDERSEN LLP
Milwaukee, Wisconsin
July 30, 2001


REPORT OF MANAGEMENT

         The management of STRATTEC SECURITY CORPORATION is responsible for the fair presentation and integrity of the financial statements and other information contained in this Annual Report. We rely on a system of internal financial controls to meet the responsibility of providing financial statements. The system provides reasonable assurances that assets are safeguarded, that transactions are executed in accordance with management's authorization, and that the financial statements are prepared in accordance with generally accepted accounting principles, including amounts based upon management's best estimates and judgments.

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


                         2001 STRATTEC Annual Report 22

FINANCIAL SUMMARY

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

                                                                                    Fiscal Years
                                                    --------------------------------------------------------------------------------
                                                       2001             2000             1999              1998              1997
                                                    ---------         --------        ---------         ---------         ---------
INCOME STATEMENT DATA
Net sales                                           $ 202,973         $224,817        $ 202,625         $ 186,805         $ 159,054
Gross profit                                           40,238           49,358           46,804            39,940            33,319
Engineering, selling, and
   administrative expenses                             19,676           20,254           20,191            18,925            17,684
                                                    ---------         --------        ---------         ---------         ---------

Income from operations                                 20,562           29,104           26,613            21,015            15,635
Interest income                                           628            1,056            1,132               351                 4
Interest expense                                            -                -                -               (19)             (214)
Other income (expense), net                              (514)             189             (239)               73               125
                                                    ---------         --------        ---------         ---------         ---------

Income before taxes                                    20,676           30,349           27,506            21,420            15,550
Provision for income taxes                              7,650           11,836           10,491             7,931             5,730
                                                    ---------         --------        ---------         ---------         ---------
Net income                                          $  13,026         $ 18,513        $  17,015         $  13,489         $   9,820
                                                    =========         ========        =========         =========         =========

Earnings per share:
   Basic                                            $    3.02         $   3.75        $    3.02         $    2.36         $    1.72
   Diluted                                          $    2.96         $   3.65        $    2.94         $    2.30         $    1.70
BALANCE SHEET DATA
Net working capital                                 $  33,174         $ 32,500        $  54,861         $  42,953         $  32,399
Total assets                                          101,648          108,982          128,194           107,998            95,669
Long-term liabilities                                  15,145           14,132           12,915            12,138            16,000
Shareholders' Equity                                   60,010           60,450           82,345            70,398            56,093


QUARTERLY FINANCIAL DATA (UNAUDITED)


                                                                                       Earnings               Market Price
                                                                                       Per Share                Per Share
                                                                                    ---------------         ------------------
            Quarter           Net Sales       Gross Profit       Net Income         Basic   Diluted         High         Low
            -------           ---------       ------------       ----------         -----   -------         ----         ---
2001         First             $52,421          $11,303            $ 3,881          $ .87    $ .85         $39.500     $32.250
            Second              49,988            9,922              3,429            .77      .76          35.250      30.500
             Third              48,179            9,337              2,611            .61      .60          33.500      29.000
            Fourth              52,385            9,676              3,105            .77      .75          35.745      31.200
                              --------          -------            -------          -----    -----
             TOTAL            $202,973          $40,238            $13,026          $3.02    $2.96
                              ========          =======            =======          =====    =====

2000         First             $49,667          $10,674            $ 3,708          $ .67    $ .65         $36.750     $31.500
            Second              56,726           12,699              4,944            .98      .95          36.875      32.625
             Third              54,539           11,992              4,390            .94      .91          35.750      31.000
            Fourth              63,885           13,993              5,471           1.20     1.17          35.875      32.500
                              --------          -------            -------          -----    -----
             TOTAL            $224,817          $49,358            $18,513          $3.75    $3.65
                              ========          =======            =======          =====    =====

Registered shareholders of record at July 1, 2001, were 3,322.

                         2001 STRATTEC Annual Report 23

DIRECTORS/OFFICERS/SHAREHOLDERS INFORMATION

BOARD OF DIRECTORS                                [PHOTO OF BOARD OF DIRECTORS]

HAROLD M. STRATTON II, 53
Chairman and Chief
Executive Officer.

JOHN G. CAHILL, 44
President and Chief
Operating Officer

ROBERT FEITLER, 70
Former President and
Chief Operating Officer
of Weyco Group, Inc.
Chairman of the Executive
Committee and Director
of Weyco Group, Inc.
Trustee of ABN.AMRO Funds

MICHAEL J. KOSS, 47
President and Chief
Executive Officer of
Koss Corporation.
Director of Koss Corporation.

FRANK J. KREJCI, 51
President and Chief
Executive Officer of
Wisconsin Furniture, LLC.

EXECUTIVE OFFICERS

HAROLD M. STRATTON II, 53

JOHN G. CAHILL, 44

PATRICK J. HANSEN, 42
Vice President-
Chief Financial Officer,
Treasurer and Secretary.

MICHAEL R. ELLIOTT, 45
Vice President-
Global Market Development.

GERALD L. PEEBLES, 58
Vice President-
General Manager
STRATTEC de Mexico.

DONALD J. HARROD, 57
Vice President-
Engineering

DONALD P. KLICK, 49
Vice President-
Business Operations

SHAREHOLDERS INFORMATION

ANNUAL MEETING

The Annual Meeting of Shareholders will convene at 2 p.m. (CST) on October 23, 2001, at the Manchester East Hotel, 7065 North Port Washington Road, Milwaukee.

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

TRANSFER AGENT AND REGISTRAR

Wells Fargo Bank Minnesota, N.A.
Shareholder Services
P.O. Box 64854
St. Paul, MN 55164-0854
1-800-468-9716


                         2001 STRATTEC Annual Report 24

                                   [GRAPHIC]

                         STRATTEC SECURITY CORPORATION

                            3333 West Good Hope Road
                              Milwaukee, WI 53209
                     Phone: 414.247.3333 Fax: 414.247.3329
                                www.strattec.com