Form 10-K, Exhibit 13
period 2002-06-30
STRATTEC SECURITY CORP
filed 2002-08-28
CIK 933034

2002 STRATTEC ANNUAL REPORT



                                  [KEYS IMAGE]

2002 STRATTEC ANNUAL REPORT

[CAR HOOD AND KEYS IMAGE]


A POCKETFUL OF INNOVATION

America's auto industry was still in its infancy when our first ignition lock was produced in 1915. Since then, STRATTEC has led the pack when it comes to product enhancements and technical innovation. With today's integrated key that puts security control right in the keyhead, we've upped the ante again. And as the security requirements of the auto industry evolve, STRATTEC is poised to meet them with the engineering expertise and manufacturing know-how these new technologies demand.



CONTENTS
Letter to Shareholders........................................................ 2
Financial Highlights.......................................................... 4
Company Description........................................................... 5
STRATTEC Equipped Vehicle List............................................... 10
Management's Discussion and Analysis......................................... 11
Financial Statements......................................................... 16
Report of Independent Auditors'.............................................. 26
Report of Management......................................................... 26
Financial Summary............................................................ 27
Directors/Officers/Shareholders Information.................................. 28



STRATTEC SECURITY CORPORATION

STRATTEC SECURITY CORPORATION designs, develops, manufactures and markets mechanical locks, electro-mechanical locks, latches and related security/access control products for global automotive manufacturers. Our products are shipped to customer locations in the United States, Canada, Mexico, Europe and South America, and we provide full service and aftermarket support. We also supply products for the heavy truck, recreational vehicle, marine and industrial markets.

2 2002 STRATTEC ANNUAL REPORT

LETTER TO SHAREHOLDERS




  Fellow Shareholders:                                            August 2002

         The financial results for our fiscal 2002 were quite good, as you will see in the Management's Discussion and Analysis, and Financial Statements sections of this annual report. When reviewing those sections and our Financial Highlights, please note that we created $8.6 million of positive Economic Value Added (EVA(R)) in fiscal 2002, a $3 million increase over last year's performance, and our second best year overall.

         We are very pleased to be able to report these good numbers to you, especially in light of the uncertainty following the shocking events of September 11, 2001. Thanks to the marketing efforts of the automotive manufacturers and the subsequent response from the resilient American people, production of cars and light trucks settled into a post-9/11 pattern that remained reasonably robust and stable throughout our fiscal year. This stability allowed us to operate more efficiently than the previous year, in which fluctuating vehicle production rates and a strike at our Milwaukee facility created a difficult operating environment.

         Despite the more stable operating environment, our operations group and cost-reduction teams have remained focused on short term and strategic mid-to-long term activities to reduce cost. During the year, many initiatives were pursued to implement savings which contributed to our improved results. From a longer-term perspective, we expanded our presence in Mexico with the addition of a new facility, STRATTEC Componentes Automotrices S.A. de C.V. Located in Juarez, in close proximity to our existing assembly facility, this new facility is being focused initially on key finishing operations for both new keys, such as the integrated key shown on our cover, and existing keys which were previously finished in Milwaukee. We expect this change to have long term benefits through the reduction of inventory and labor costs associated with our key finishing processes.

         Our cost reduction efforts are an important component to our long-term strategy as we see price pressure continuing on our traditional lock and key products. In addition to our customers' expectation for reduced prices on existing products, this price pressure has resulted in increased competition for new model locksets. This competition causes a certain amount of ebb-and-flow among the suppliers of these products. For example, we will lose some of our share of General Motors' business over the next 1-3 years, while picking up additional share of Ford Motor Company's business. Overall, we see a modest reduction in our North American market share for locks and keys during this time frame, but we will maintain our position as the dominant supplier of these components.

         As explained in previous annual reports, we have been working to expand our access control product offerings beyond our traditional lock products to include such things as ignition lock housings, latches and door handles. During this fiscal year, we have made progress. Our expansion into ignition lock housings has been going well, and we will see a significant increase in the volume of these products over the next two years. Our market share for these housings is relatively low. But we believe we are in a unique position to capitalize on our position as the ignition lock supplier by providing value-added engineering and coordination for the housings that receive our locks. We believe we will be able to capture additional market share of these products, and we expect this to add value to our overall business.

3 2002 STRATTEC ANNUAL REPORT


  LETTER TO SHAREHOLDERS



         Our Alliance with WITTE-Velbert GmbH was formed nearly two years ago to help our product expansion efforts and to provide a means of being a globally-capable supplier to our customers. The product expansion effort is primarily focused on secondary latches like those currently produced by WITTE in Germany, and the development of our passive entry side door latch. Building our reputation in these products is taking longer than we anticipated, but we are getting positive attention from our customers, and we have won business on certain low-volume vehicles that will be going into production over the next two years. This is in addition to the hood latch we will be supplying to Volkswagen de Mexico. While the rate at which we are winning new business is not yet where we want it, we still see opportunity with this product line, and we will continue to pursue our strategy to compliment our traditional lock sets with these and other access control products.

         In terms of globalization, we formalized the relationships we began working on last year in Brazil and China. With the incorporation of WITTE-STRATTEC do Brasil in November 2001, and WITTE-STRATTEC China in March 2002, we have accomplished what we and Witte-Velbert set out to establish in the emerging markets outside of Europe and North America. Our investment in Brazil is modest, and we do not anticipate significant results from this investment for some time. However, we believe our investment in China will be more exciting, and should see some positive results in the short to medium term, assuming the increase in vehicle production in China meets forecasted levels.

         As we write this letter to you, our company is in very good financial condition. We and our independent auditors have always made every effort to provide timely, accurate reports of that condition. We are all aware, however, that due to recent revelations that there are certain companies which have not reported accurately, there is a crisis in confidence among investors. Regrettably, certain offices of our former auditors, Arthur Andersen & Co., were involved in these errant companies. These revelations led to the disintegration of Arthur Andersen as a firm over the spring and early summer months. Although there has been no involvement in these cases by the local Milwaukee office of Arthur Andersen, and the integrity of the auditing they performed for STRATTEC is not in question, the disintegration of that firm and resulting questions about its ongoing viability clearly indicated a need for us to make a change. We therefore began a systematic search for a replacement. Through our search and evaluation process, we identified and engaged the firm of Deloitte & Touche LLP as our new auditors. They are dedicated, as are we, to the proper reporting of our financial condition, and we are pleased to have them help our shareholders maintain their confidence in our financial reporting.

         We continue to pursue those opportunities, near and long term, which we believe will add value to your investment in STRATTEC. Our strong financial position gives us the flexibility to do that, as does your support. As always, we wish to thank you for that support.

  Sincerely,



  /s/ Harold M. Stratton II               /s/ John G. Cahill

  Harold M. Stratton II                   John G. Cahill
  Chairman and Chief Executive Officer    President and Chief Operating Officer

4 2002 STRATTEC ANNUAL REPORT

  FINANCIAL HIGHLIGHTS



  (In Millions)
                                 2002          2001          2000
  Net Sales                     $207.3        $203.0        $224.8
  Gross Profit                    43.9          40.2          49.4
  Income from Operations          24.3          20.6          29.1
  Net Income                      15.6          13.0          18.5
  Total Assets                   121.6         101.6         109.0
  Total Debt                       -             -             -
  Shareholders' Equity            74.7          60.0          60.4

  (In Millions)

                                  [BAR GRAPH]


  ECONOMIC VALUE ADDED (EVA(R))

         All U.S. associates and many of our Mexico-based salaried associates participate in incentive plans that are based upon our ability to add economic value to the enterprise. During 2002, $8.6 million of positive economic value was generated, an increase of $3.0 million compared to the economic value the business generated in 2001. We continue to believe that EVA(R) represents STRATTEC's ultimate measure of success and shareholder value.

  Net Operating Profit After Cash-Based Taxes            $15.1
  Average Net Capital Employed                   $53.8
  Capital Cost                                     12%
                                                 -----
                                                           6.5
                                                         -----

  Economic Value Added                                   $ 8.6
                                                         =====


EVA is a registered trademark of Stern, Stewart & Co.

5 2002 STRATTEC ANNUAL REPORT

  COMPANY DESCRIPTION


  BASIC BUSINESS
                                 [STRATTEC LOGO]
          STRATTEC SECURITY CORPORATION designs, develops, manufactures and markets mechanical locks, electro-mechanical locks, latches and related security/access control products for major North American and global automotive manufacturers. We also supply these products for the heavy truck, recreational vehicle, marine and industrial markets. Through our alliance partner, WITTE-Velbert GmbH in Germany, both companies' security/access control products are manufactured and marketed globally. We also provide full service and aftermarket support.


  HISTORY

         STRATTEC formerly was a division of Briggs & Stratton Corporation. On February 27, 1995, STRATTEC was spun off from Briggs & Stratton through a tax-free distribution to the then-existing Briggs & Stratton shareholders. STRATTEC received substantially all of the assets and liabilities related to the lock and key business owned by Briggs & Stratton.

         Starting as a division of Briggs & Stratton, and continuing today as a totally separate and independent company, we have a history in the automotive security business spanning over 85 years. We also have been in the zinc die-casting business for more than 75 years. STRATTEC has been the world's largest producer of automotive locks and keys since the late 1920s, and we currently maintain a dominant share of the North American markets for these products.


  PRODUCTS

         Our principal products are locks and keys for cars and trucks. A typical automobile contains a set of four to five locks: a steering column/ignition lock, a glove box lock, one or two front door locks and a deck lid (trunk) lock. Pickup trucks typically use three to four locks, while sport utility vehicles and vans use four to six locks. Some vehicles have additional locks for under-floor compartments or folding rear seat latches. T-top locks, spare tire locks and burglar alarm locks also are offered as options. Usually two keys are provided with each vehicle lockset.

         Additional products include zinc die-cast steering column lock housings, and an electronic Vehicle Access Control System (VACS). VACS is a passive security system for commercial delivery vehicles. It's an example of our ability to effectively integrate mechanical and electronic components such as Radio Frequency Identification (RFID) and Hall Effect sensors.

         Through our alliance with WITTE-Velbert in Germany, we are expanding our automotive security/access control product offerings to include hood latches, trunk or liftgate latches, door latches, door handles, and vehicle access modules that contain some or all of these components.

6 2002 STRATTEC ANNUAL REPORT

  COMPANY DESCRIPTION

  MARKETS

         We are a direct supplier to OEM auto and light truck manufacturers, to over-the-road heavy truck manufacturers and recreational vehicle manufacturers, as well as to other transportation-related manufacturers. For the 2002 model year, we enjoyed a 61% market share in the North American automotive industry, supplying locks and keys for nearly 84% of General Motors' production, over 62% of Ford's, 97% of DaimlerChrysler's and 100% of Mitsubishi's production. We also are an OEM components supplier to other "Tier 1" automotive suppliers and a wide array of smaller industrial manufacturers.


                [MILWAUKEE DISTRIBUTION SERVICE WAREHOUSE PHOTO]
         Direct sales to various OEMs represent approximately 84% of our total sales. The remainder of the company's revenue is received primarily through sales to the OEM service channels, and the locksmith aftermarket.

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

         STRATTEC's products are supported by an extensive staff of experienced lock, housing and latch engineers. This staff, which includes product design, quality and manufacturing engineers, is capable of providing complete design, development and testing services of new products for our customers. This staff also is available for customer problem solving, warranty analysis, and other activities that arise during a product's life cycle. Our customers receive after-sales support in the form of special field service kits, service manuals, and specific in-plant production repair programs.

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

         OEM service and replacement parts are sold to the OEM's own service operations. In addition, we distribute our components and security products to the automotive aftermarket through approximately 50 authorized wholesale distributors, as well as other marketers and users of component parts, including export customers. These aftermarket activities are serviced through a warehousing operation integral to our Milwaukee headquarters and manufacturing facility.

7 2002 STRATTEC ANNUAL REPORT

  COMPANY DESCRIPTION

  CUSTOMER FOCUS

           [STRATTEC ABSOLUTE QUALITY QS-9000/ISO 9001 CERTIFIED LOGO]
         Since the majority of the company's sales are to the "Big Three" North American automotive manufacturers, STRATTEC is organized to assure that our activities are focused on these major customers and their associated entities. We have customer-focused teams for General Motors, for Ford, for DaimlerChrysler/Mitsubishi and for Tier 1 steering column suppliers. A fifth team deals with programs and new products associated with our alliance partner, WITTE-Velbert, while a sixth team handles our industrial and service customers, including such heavy truck manufacturers as Peterbilt, Kenworth, Mack, Freightliner, Navistar and Volvo.

            [MILWAUKEE HEADQUARTERS AND MANUFACTURING FACILITY PHOTO]
         Each of the six teams possesses all of the necessary disciplines required to meet their customers' needs. Leading each team's efforts are Product Business Managers who handle the overall coordination of various product programs. The Product Business Managers work closely with their team's quality engineers, cost engineers, purchasing agents, internal and external customer service representatives, service manager, and engineering manager. The engineering manager in turn helps coordinate the efforts of design engineers, product and process engineers, component engineers, and electrical engineers.

                  [STRATTEC DE MEXICO ASSEMBLY FACILITY PHOTO]
         STRATTEC uses a formalized product development process to identify and meet customer needs in the shortest possible time. By creating and following this streamlined development system, we shorten product lead times, tighten our response to market changes, and provide our customers with the optimum value solution to their security/access control requirements. STRATTEC also is QS9000, ISO/TS16949 and ISO14001 certified. This means we embrace the philosophy that quality should exist not only in the finished product, but in every step of our processes as well.

  OPERATIONS

         Most of the components that go into our products are manufactured at our main facility and headquarters in Milwaukee, Wisconsin. This facility produces zinc die cast components, stampings, and finished keys. Key finishing also takes place at STRATTEC Componentes Automotrices in Juarez, Mexico. Assembly is also performed at our Milwaukee location, but the majority takes place at STRATTEC de Mexico, also located in Juarez.


                   [STRATTEC COMPONENTES AUTOMOTORICES PHOTO]

8 2002 STRATTEC ANNUAL REPORT

  COMPANY DESCRIPTION

  ADVANCED DEVELOPMENT

         Research and development activities are centered around a dedicated research engineering staff we call our Advanced Development Group. This group has the responsibility for developing future products and processes that will keep us in the forefront of the markets we serve. Projects we are pursuing focus on electronic and mechanical access control products, modularization of related access/security control components, and new manufacturing processes to reduce costs for ourselves and our customers.


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

         The second initiative is a 50-50 joint venture company, WITTE-STRATTEC LLC, which is the legal entity through which we and WITTE are pursuing emerging markets outside of Europe and North America. Additionally, the two companies will jointly own the intellectual property rights for any products that result from the coordinated activities of our respective research and development resources.

  [CAR PHOTO SHOWING STRATTEC PRODUCTS]

                             [WITTE STRATTEC LOGO]

9 2002 STRATTEC ANNUAL REPORT


COMPANY DESCRIPTION

GLOBAL PARTNERS

[MAP]

1.  STRATTEC - MILWAUKEE, WISCONSIN                       5.  WITTE - NEJDEK, CZECH REPUBLIC
2.  STRATTEC DE MEXICO - JUAREZ, MEXICO                   6.  WITTE-STRATTEC DO BRASIL - SAO PAULO, BRAZIL
3.  STRATTEC COMPONENTES AUTOMOTRICES - JUAREZ, MEXICO    7.  WITTE-STRATTEC CHINA - FUZHOU, CHINA
4.  WITTE-VELBERT, GERMANY

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


ECONOMIC VALUE COMMITMENT

        The underlying philosophy of our business, and the means by which we measure our performance, is Economic Value Added (EVA(R)). Simply stated, economic value is created when our business enterprise yields a return greater than the cost of capital we and our shareholders have invested in STRATTEC. The amount by which our return exceeds the cost of our capital is EVA(R). In line with this philosophy, EVA(R) bonus plans are in effect for all our U.S. associates, outside directors and many of our Mexico-based associates as an incentive to help positively drive the business.

        STRATTEC's significant market share is the result of an eight-decade-long commitment to creating quality products and systems that are responsive to changing needs. As technologies advance and markets grow, STRATTEC retains that commitment to meeting and exceeding the expectations of our customers, and providing economic value to our shareholders.

10 2002 STRATTEC ANNUAL REPORT


VEHICLE LIST

2003 VEHICLES

        We're proud of the quality vehicles that use STRATTEC components. They include over-the-road trucks like Peterbilt, Kenworth, Mack, Freightliner, Navistar and Volvo. And recreational vehicles such as Winnebago. Also, the following model year 2003 cars and light trucks:

CARS

Buick Century                   Chrysler PT Cruiser                Mitsubishi Galant
Buick La Sabre                  Chrysler Sebring                   Oldsmobile Alero
Buick Park Avenue               Dodge Intrepid                     Pontiac Grand Am
Buick Regal                     Dodge Neon                         Pontiac Grand Prix
Cadillac Deville                Dodge Stratus                      Pontiac Sunfire
Chevrolet Cavalier              Dodge Viper                        Saturn Ion
Chevrolet Corvette              Ford Taurus                        Saturn L Series
Chevrolet Impala                Ford Thunderbird
Chevrolet Malibu                GM Impact EV1
Chevrolet Monte Carlo           Jaguar S-Type
Chrysler Concorde               Lincoln LS
Chrysler 300M                   Mercury Sable
Chrysler Pacifica*              Mitsubishi Eclipse/Eclipse Spyder

LIGHT TRUCKS, VANS AND SPORT UTILITY VEHICLES

Cadillac Escalade               Dodge Durango               GMC Yukon XL
Cadillac Escalade ESV*          Dodge Ram Pickup            Hummer H2
Cadillac Escalade EXT           Dodge Ram Van/Wagon         Isuzu Ascender
Chevrolet Astro                 Ford Excursion              Isuzu Hombre Pickup
Chevrolet Avalanche             Ford Expedition             Jeep Grand Cherokee
Chevrolet Blazer                Ford Explorer               Jeep Liberty
Chevrolet Express               Ford Explorer Sport         Jeep Wrangler
Chevrolet S-10 Pickup           Ford Explorer Sport Trac    Lincoln Aviator
Chevrolet Silverado Pickup      Ford F-Series Pickup        Lincoln Blackwood
Chevrolet SSR*                  Ford F-Series Super Duty    Lincoln Navigator
Chevrolet Suburban              Ford Ranger Pickup          Mazda B-Series Pickup
Chevrolet Tahoe                 GMC Envoy / Envoy XL        Mercury Mountaineer
Chevrolet Trailblazer           GMC Equinox*                Mitsubishi Montero Sport*
Chevrolet Trailblazer XL        GMC Jimmy                   Oldsmobile Bravada
Chevrolet Venture               GMC Safari                  Oldsmobile Silhouette
Chrysler Town & Country         GMC Savana                  Pontiac Montana
Chrysler Voyager                GMC Sierra Pickup
Dodge Caravan/Grand Caravan     GMC Sonoma Pickup
Dodge Dakota Pickup             GMC Yukon

* Starting production in calendar year 2003

11 2002 STRATTEC ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Discussion and Analysis should be read in conjunction with the Company's Financial Statements and Notes thereto. Unless otherwise indicated, all references to years refer to fiscal years.

RESULTS OF OPERATIONS
2002 COMPARED TO 2001

         Net sales were $207.3 million in 2002 compared to $203.0 million in 2001. Sales to the Company's largest customers overall increased in the current year compared to the prior year levels, with General Motors at $64.1 million compared to $60.2 million, Delphi Corporation at $29.5 million compared to $26.9 million, and DaimlerChrysler Corporation at $37.9 million compared to $33.9 million. Sales to Ford Motor Company and Mitsubishi Motor Manufacturing of America decreased in comparison to the prior year, with Ford at $42.4 million compared to $45.3 million and Mitsubishi at $10.0 million compared to $12.2 million. The change in sales to these customers is primarily the result of actual vehicle production at our customers' assembly plants related to the vehicles the Company supplies, content changes and agreed upon price reductions with these customers. In addition, a 16-day strike at the Company's Milwaukee facility in June 2001 resulted in a shift in sales from 2001 to 2002 due to delayed shipments of approximately $1.5 million.

         Gross profit as a percentage of net sales was 21.2 percent in 2002 compared to 19.8 percent in 2001. The gross margin improvement is primarily the result of the Company's ongoing cost reduction initiatives and was also impacted by a more normalized production schedule during the last three quarters of 2002 allowing for better management of costs. In addition, the prior year margin was negatively impacted by the 16-day strike at the Milwaukee facility, which resulted in additional costs to support customer requirements, reduced efficiencies at the Company's Mexican facility, and reduced sales due to delayed shipments. The strike also negatively impacted the margin in the first quarter of 2002 as additional costs were incurred to expedite past due orders and rebuild inventories depleted during the strike.

         Engineering, selling and administrative expenses were $19.6 million, or
9.5 percent of net sales in 2002, compared to $19.7 million, or 9.7 percent of net sales in 2001. Cost savings realized as a result of the human resources realignment, which took place in the third quarter of fiscal 2001, were offset by additional engineering costs incurred during 2002 in the development of new products.

         Income from operations was $24.3 million in 2002, compared to $20.6 million in 2001, reflecting the increased sales volumes and profitability as discussed above.

         The effective income tax rate was 37.0 percent in both 2002 and 2001. The overall effective rate differs from the federal statutory tax rate primarily due to the effects of state income taxes.

RESULTS OF OPERATIONS
2001 COMPARED TO 2000

         Net sales were $203.0 million in 2001 compared to $224.8 million in 2000. Fiscal 2000 included one additional shipping week, which accounted for approximately $3.8 million of the overall sales reduction in 2001. Sales to the Company's largest customers overall decreased in fiscal 2001 compared to the record fiscal 2000 levels, with General Motors at $60.2 million compared to $69.0 million, Delphi Corporation at $26.9 million compared to $31.5 million, DaimlerChrysler Corporation at $33.9 million compared to $35.1 million, and Ford Motor Company at $45.3 million compared to $54.5 million. Sales to Mitsubishi Motor Manufacturing of America actually increased from $9.4 million to $12.2 million. The overall sales decrease is the result of reduced vehicle production at our customers' assembly plants. In addition, a 16-day strike at the Company's Milwaukee facility in June 2001 resulted in a shift in sales from 2001 to 2002 due to delayed shipments of approximately $1.5 million.

         Gross profit as a percentage of net sales was 19.8 percent in 2001 compared to 22.0 percent in 2000. The lower gross margin was the result of several factors, including a 16-day strike in June 2001 at the Company's Milwaukee facility which resulted in additional costs to support customer requirements, reduced efficiencies at the Company's Mexican facility, and reduced sales due to delayed shipments. Also negatively impacting the fiscal 2001 margin was less favorable absorption of manufacturing costs due to reduced production volumes resulting from customer plant shutdowns, an overall decline in automotive production, and a reduction in the Company's inventory levels in comparison to the prior year. Additional items impacting the gross margin included an increase in the cost of zinc, and increased U.S. dollar costs at the Company's Mexico assembly facility. The average cost of zinc per pound, which the Company uses at a rate of approximately 1 million pounds per month, increased to approximately $.57 in 2001, from approximately $.55 in 2000. The increased U.S. dollar costs at the Company's Mexico assembly facility were the result of the appreciation of the Mexican peso and overall inflation in Mexico in the current year. The inflation rate in Mexico for the 12 months ended June 2001 was approximately 7 percent while the U.S. dollar/Mexican peso exchange rate fell to approximately 9.4 in 2001, from approximately 9.5 in 2000.

         Engineering, selling and administrative expenses were $19.7 million, or
9.7 percent of net sales in 2001, compared to $20.3 million, or 9.0 percent of net sales in 2000. The decreased operating expenses are attributed to one less week of operating expenses totaling approximately $200,000 in fiscal 2001 compared to fiscal 2000 and the impact of cost savings realized as a result of the human resources realignment which took place in the third quarter of fiscal 2001. The

12 2002 STRATTEC ANNUAL REPORT


MANAGEMENT'S DISCUSSION AND ANALYSIS

increase in operating expenses as a percentage of net sales was primarily the result of the reduction in sales as previously discussed.

         Income from operations was $20.6 million in 2001, compared to $29.1 million in 2000, reflecting the decreased sales volume and reduced gross margin as discussed above.

         The effective income tax rate in 2001 was 37.0 percent compared to 39.0 percent in 2000. The reduction was due to an increase in the foreign sales benefit. The overall effective rate differs from the federal statutory tax rate primarily due to the effects of state income taxes.

LIQUIDITY AND CAPITAL RESOURCES

         The Company generated cash from operating activities of $27.6 million in 2002 compared to $23.2 million in 2001. The increase in the generation of cash is due to several factors including increased sales levels and profitability as previously discussed and an increase in accounts payable and accrued liabilities in 2002 as opposed to a decrease in 2001. The changes in accounts payable and accrued liabilities each year were primarily in response to production levels impacting purchases from and payments to vendors in accordance with normal payment terms, and financial results, which impact the bonus amounts paid to eligible associates. In addition, the accounts receivable and inventory balances of $27.9 million and $8.2 million, respectively, at June 30, 2002 were relatively consistent with the July 1, 2001 balances of $27.2 million and $8.6 million, respectively. The prior year finished products inventory levels were depleted as a result of decreased customer vehicle production levels and the 16-day strike during June 2001 at the Milwaukee facility. During 2002, the Company focused efforts to manage inventory levels resulting in reduced in process inventory, which resulted in relatively consistent inventory balances between years. The Company believes the current in process inventory levels will be adequate to meet customer requirements.

         Capital expenditures in 2002 were $5.3 million, compared to $7.5 million in 2001. Expenditures were primarily in support of requirements for new product programs and the upgrade and replacement of existing equipment. The Company anticipates that capital expenditures will be approximately $6 million in fiscal 2003, primarily in support of requirements for new product programs and the upgrade and replacement of existing equipment.

         The Board of Directors of the Company has authorized a stock repurchase program to buy back up to 3,039,395 outstanding shares. A total of 2,375,992 shares have been repurchased as of June 30, 2002, at a cost of approximately $79.2 million. Additional repurchases may occur from time to time. Funding for the repurchases was provided from cash flow from operations.

         The Company has a $50 million unsecured, revolving credit facility (the "Credit Facility"), of which $30 million expires October 31, 2002, and $20 million expires October 31, 2003. There were no outstanding borrowings under the Credit Facility at June 30, 2002. Interest on borrowings under the Credit Facility are at varying rates based, at the Company's option, on the London Interbank Offering Rate, the Federal Funds Rate, or the bank's prime rate. The Credit Facility contains various restrictive covenants including covenants that require the Company to maintain minimum levels for certain financial ratios such as tangible net worth, ratio of indebtedness to tangible net worth and fixed charge coverage. The Company believes that the Credit Facility will be adequate, along with cash flow from operations, to meet its anticipated capital expenditure, working capital and operating expenditure requirements.

         The Company has not been significantly impacted by inflationary pressures over the last several years, except for fluctuations in the market price of zinc, which the Company uses at a rate of approximately 1 million pounds per month, fluctuations in the market price of brass, steel and plastic resins and inflation in Mexico, which impacts the U.S. dollar costs of the Mexican assembly and key finishing operations.

MEXICAN OPERATIONS

         The Company has assembly and key finishing operations in Juarez, Mexico. Since December 28, 1998, the functional currency of the Mexican operation has been the Mexican peso. The effects of currency fluctuations result in adjustments to the U.S. dollar value of the Company's net assets and to the equity accounts in accordance with Statement of Financial Accounting Standard
(SFAS) No. 52, "Foreign Currency Translation."

JOINT VENTURES

         On November 28, 2000, the Company signed certain alliance agreements with E. WITTE Verwaltungsgesellschaft GMBH, and its operating unit, WITTE-Velbert GmbH & Co. KG ("WITTE"). WITTE, of Velbert, Germany, is a privately held, QS 9000 and VDA 6.1 certified automotive supplier with sales of approximately 200 million EUROs in their last fiscal year. WITTE designs, manufactures and markets components including locks and keys, hood latches, rear compartment latches, seat back latches, door handles and specialty fasteners. WITTE's primary market for these products has been Europe. The WITTE-STRATTEC alliance provides a set of cross-licensing agreements for the manufacture, distribution and sale of WITTE products by the Company in North America, and the manufacture, distribution and sale of the Company's products by WITTE in Europe. Additionally, a joint venture company ("WITTE-STRATTEC LLC") in which each company holds a 50 percent interest has been established to seek opportunities to manufacture and sell

13 2002 STRATTEC ANNUAL REPORT


MANAGEMENT'S DISCUSSION AND ANALYSIS

both companies' products in other areas of the world outside of North America and Europe.

         On March 1, 2002, WITTE-STRATTEC LLC completed the formation of WITTE-STRATTEC China, a joint venture between WITTE-STRATTEC LLC and a unit of Elitech Technology Co. Ltd of Taiwan. WITTE-STRATTEC China, located in Fuzhou, People's Republic of China, will be the base of operations to service the Company's automotive customers in the Asian market. In November 2001, WITTE-STRATTEC do Brasil, a joint venture formed between WITTE-STRATTEC LLC and Ifer Estamparia e Ferramentaria Ltda. was formed to service customers in South America.

         The Company made initial investments in the joint ventures of $690,000 in 2002. The investments are accounted for using the equity method of accounting. The activities related to the joint ventures resulted in a loss of $297,000 in 2002.

CRITICAL ACCOUNTING POLICIES

         The Company believes the following represents its critical accounting policies:

         Pension and Post-Retirement Health Benefits - The determination of the obligation and expense for pension and post-retirement health benefits is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in the Notes to Financial Statements and include, among others, the discount rate, expected long term rate of return on plan assets and rates of increase in compensation and health care costs. In accordance with accounting principles generally accepted in the United States of America, actual results that differ from these assumptions are accumulated and amortized over future periods. While the Company believes that the assumptions used are appropriate, significant differences in the actual experience or significant changes in the assumptions may materially affect the pension and post-retirement health obligations and future expense.

         Other Reserves - The Company has reserves such as an environmental reserve, incurred but not reported claim reserves for self-insured health plans, and a repair and maintenance supply parts reserve. These reserves require the use of estimates and judgement with regard to risk exposure, ultimate liability, and net realizable value. The Company believes such reserves are estimated using consistent and appropriate methods. However, changes to the assumptions could materially affect the recorded reserves.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENT

         In July 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Impairment or Disposal of Long-Lived Assets," which is effective for fiscal years beginning after December 15, 2001. The provisions of this Statement provide a single accounting model for impairment of long-lived assets. The adoption of SFAS No. 144 is not expected to have a material impact on the Company's financial position or its results of operations.

RISK FACTORS

         The Company understands it is subject to the following risk factors based on its operations and the nature of the automotive industry in which it operates:

         Loss of Significant Customers - Sales to General Motors Corporation, Ford Motor Company, DaimlerChrysler Corporation and Delphi Corporation represent approximately 85 percent of the Company's annual sales. Further detail regarding sales to these customers is discussed in the Notes to Financial Statements. The contracts with these customers provide for supplying the customer's requirements for a particular model. The contracts do not specify a specific quantity of parts. The contracts typically cover the life of a model, which averages approximately 4 to 5 years. Certain customer models are also market tested annually. Therefore, the loss of any one of these customers, the loss of a contract for a specific vehicle model, or a significant reduction in demand for certain key models could have a material adverse effect on the Company's existing and future revenues and net income.

         Cost Reduction - There is continuing pressure from the Company's major customers to reduce costs, including the cost of components purchased from outside suppliers. If the Company is unable to generate sufficient production cost savings in the future to offset price reductions and any reduction in consumer demand for automobiles, the Company's gross margin and profitability would be adversely affected.

         Cyclicality and Seasonality in the Automotive Market - The automotive market is highly cyclical and is dependent on consumer spending. Economic factors adversely affecting automotive production and consumer spending could adversely impact the Company's revenues and net income. The Company typically experiences decreased revenue and operating income during the first fiscal quarter of each year due to the impact of scheduled customer plant shut-downs in July and new model changeovers.

         Foreign Operations - As discussed under Joint Ventures, the Company has joint venture investments in Brazil and China. These operations are currently not material to the total financial statements of the Company. However, as these operations expand, their success will depend, in part, on the ability to anticipate and effectively manage certain risks inherent in international operations including: enforcing agreements and collecting receivables through certain foreign legal systems, payment cycles of foreign customers, compliance with foreign tax laws, general economic and political conditions in these countries, and compliance with foreign laws and regulations.

         Currency Exchange Rate Fluctuations -The Company incurs a portion of its expenses in Mexican pesos. Exchange rate fluctuations between the U.S. dollar and the Mexican peso

14 2002 STRATTEC ANNUAL REPORT


MANAGEMENT'S DISCUSSION AND ANALYSIS

could have an adverse effect on financial results.

         Sources of and Fluctuations in Market Prices of Raw Materials - The primary raw materials used by the Company are high-grade zinc, brass, steel and plastic resins. These materials are generally available from a number of suppliers, but the Company has chosen to concentrate its sourcing with one primary vendor for each commodity. The Company believes its sources of raw materials are reliable and adequate for its needs. However, the development of future sourcing issues related to the availability of these materials as well as significant fluctuations in the market prices of these materials may have an adverse affect on the Company's financial results.

         Disruptions due to Work Stoppages and Other Labor Matters - The Company's major customers and many of their suppliers have unionized work forces. Work stoppages or slow-downs experienced by the Company's customers or their suppliers could result in slow-downs or closures of assembly plants where the Company's products are included in assembled vehicles. For example, strikes by the United Auto Workers led to a shut-down of most of General Motors Corporation's North American assembly plants in June and July of 1998. A material work stoppage experienced by one or more of the Company's customers could have an adverse effect on the Company's business and its financial results. In addition, all production associates at the Company's Milwaukee facility are unionized. A 16-day strike by these associates in June 2001 resulted in increased costs by the Company as all salaried associates worked with additional outside resources to produce the components necessary to meet customer requirements. The current contract with the unionized associates is effective through June 26, 2005. The Company may encounter further labor disruption after the effective date of this contract and may also encounter unionization efforts in its other plants or other types of labor conflicts, any of which could have an adverse effect on the Company's business and its financial results.

         Environmental and Safety Regulations - The Company is subject to federal, state, local and foreign laws and other legal requirements related to the generation, storage, transport, treatment and disposal of materials as a result of its manufacturing and assembly operations. These laws include the Resource Conservation and Recovery Act (as amended), the Clean Air Act (as amended), and the Comprehensive Environmental Response, Compensation and Liability Act (as amended). The Company has an environmental management system that is ISO-14001 certified. The Company believes that its existing environmental management system is adequate and it has no current plans for substantial capital expenditures in the environmental area.

         As discussed in the Notes to Financial Statements, a site at the Company's Milwaukee facility is contaminated by a solvent spill from a former above-ground solvent storage tank, located on the east side of the facility, which occurred in 1985. This is being monitored in accordance with federal, state and local requirements.

         The Company does not currently anticipate any materially adverse impact on its results of operations, financial condition or competitive position as a result of compliance with federal, state, local and foreign environmental laws or other legal requirements. However, risk of environmental liability and charges associated with maintaining compliance with environmental laws is inherent in the nature of the Company's business and there is no assurance that material liabilities or charges could not arise.

         Highly Competitive Automotive Supply Industry - The automotive component supply industry is highly competitive. Some of the Company's competitors are companies, or divisions or subsidiaries of companies, that are larger than the Company and have greater financial and other resources. The Company's products may not be able to compete successfully with the products of these other companies, which could result in loss of customers and, as a result, decreased revenues and profitability. In addition, the Company's competitive position in the North American automotive component supply industry could be adversely affected in the event that it is unsuccessful in making strategic acquisitions or establishing joint ventures that would enable it to expand globally.

         The Company principally competes for new business at the beginning of the development of new models and upon the redesign of existing models by its major customers. New model development generally begins two to five years prior to the marketing of such new models to the public. The failure to obtain new business on new models or to retain or increase business on redesigned existing models could adversely affect the Company's business and financial results. In addition, as a result of relatively long lead times for many of its components, it may be difficult in the short-term for the Company to obtain new sales to replace any unexpected decline in the sale of existing products. The Company may incur significant product development expense in preparing to meet anticipated customer requirements which may not be recovered.

         Program Volume and Pricing Fluctuations - The Company incurs costs and makes capital expenditures for new program awards based upon certain estimates of production volumes over the anticipated program life for certain vehicles. While the Company attempts to establish the price of its products for variances in production volumes, if the actual production of certain vehicle models is significantly less than planned, the Company's revenues and net income may be adversely affected. The Company cannot predict its customers' demands for the products it supplies either in the aggregate or for particular reporting periods.

         Investments in Customer Program Specific Assets - The Company makes investments in machinery and equipment used exclusively to manufacture products for specific customer programs. This machinery and equipment is capitalized and depreciated over the expected

15 2002 STRATTEC ANNUAL REPORT


MANAGEMENT'S DISCUSSION AND ANALYSIS

useful life of each respective asset. Therefore, the loss of any one of the Company's major customers or specific vehicle models could result in impairment in the value of these assets and have a material adverse effect on the Company's financial results.

PROSPECTIVE INFORMATION

         A number of the matters and subject areas discussed in this Annual Report contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of forward-looking words or phrases such as "anticipate," "believe," "would," "expect," "intend," "may," "planned," "potential," "should," "will," and "could." These include expected future financial results, product offerings, global expansion, liquidity needs, financing ability, planned capital expenditures, management's or the Company's expectations and beliefs, and similar matters discussed in the Company's Management's Discussion and Analysis. The discussions of such matters and subject areas are qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from the Company's actual future experience.

         The Company's business, operations and financial performance are subject to certain risks and uncertainties, which could result in material differences in actual results from the Company's current expectations. These risks and uncertainties include, but are not limited to, general economic conditions, in particular, relating to the automotive industry, customer demand for the Company's and its customers' products, competitive and technological developments, customer purchasing actions, foreign currency fluctuations, costs of operations and other matters described under "Risk Factors" above.

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

16 2002 STRATTEC ANNUAL REPORT


CONSOLIDATED STATEMENTS OF INCOME
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                             Fiscal Years Ended
                                 -------------------------------------------
                                 June 30, 2002   July 1, 2001   July 2, 2000
                                 -------------   ------------   ------------
NET SALES                          $ 207,286       $ 202,973       $224,817
Cost of goods sold                   163,370         162,735        175,459
                                   ---------       ---------       --------
  GROSS PROFIT                        43,916          40,238         49,358
Engineering, selling and
  administrative expenses             19,644          19,676         20,254
                                   ---------       ---------       --------

  INCOME FROM OPERATIONS              24,272          20,562         29,104
Interest income                          538             628          1,056
Interest expense                          --              --             --
Other income (expense), net              (42)           (514)           189
                                   ---------       ---------       --------
  INCOME BEFORE PROVISION FOR
  INCOME TAXES                        24,768          20,676         30,349
Provision for income taxes             9,164           7,650         11,836
                                   ---------       ---------       --------

NET INCOME                         $  15,604       $  13,026       $ 18,513
                                   =========       =========       ========

EARNINGS PER SHARE:
  BASIC                            $    3.80       $    3.02       $   3.75
                                   =========       =========       ========
  DILUTED                          $    3.73       $    2.96       $   3.65
                                   =========       =========       ========
AVERAGE SHARES OUTSTANDING:
  BASIC                                4,109           4,310          4,936
  DILUTED                              4,185           4,401          5,079

The accompanying notes are an integral part of these consolidated statements.

17 2002 STRATTEC ANNUAL REPORT

CONSOLIDATED BALANCE SHEETS (IN THOUSANDS)

                                                                             June 30, 2002    July 1, 2001
                                                                             -------------    ------------
ASSETS
CURRENT ASSETS:
    Cash and cash equivalents                                                  $  34,956       $  15,298
    Receivables, less allowance for doubtful
      accounts of $250 at June 30, 2002,
      and July 1, 2001                                                            27,860          27,189
    Inventories                                                                    8,242           8,605
    Customer tooling in progress                                                   3,499           2,588
    Future income tax benefits                                                     2,022           1,880
    Other current assets                                                           5,668           4,107
                                                                               ---------       ---------
          Total current assets                                                    82,247          59,667
DEFERRED INCOME TAXES                                                                469             130
INVESTMENT IN JOINT VENTURE                                                          393              --
PROPERTY, PLANT, AND EQUIPMENT, NET                                               38,531          41,851
                                                                               ---------       ---------
                                                                               $ 121,640       $ 101,648
                                                                               =========       =========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
    Accounts payable                                                           $  15,291       $  14,178
    Accrued liabilities:
      Payroll and benefits                                                         9,725           7,501
      Environmental                                                                2,730           2,749
      Income taxes                                                                 1,736             354
      Other                                                                        2,043           1,711
                                                                               ---------       ---------
          Total current liabilities                                               31,525          26,493
BORROWINGS UNDER REVOLVING CREDIT FACILITY                                            --              --
ACCRUED PENSION OBLIGATIONS                                                       10,728          10,617
ACCRUED POSTRETIREMENT OBLIGATIONS                                                 4,720           4,528
SHAREHOLDERS' EQUITY
      Common stock, authorized 12,000,000 shares
        $.01 par value, issued 6,495,780 shares
        at June 30, 2002, and 6,195,889 shares at
        July 1, 2001                                                                  65              62
      Capital in excess of par value                                              59,425          49,545
      Retained earnings                                                           96,594          80,990
      Accumulated other comprehensive loss                                        (2,440)         (1,749)
      Less: Treasury stock, at cost (2,364,145 shares at
        June 30, 2002 and 2,149,800 shares at July 1, 2001)                      (78,977)        (68,838)
                                                                               ---------       ---------
          Total shareholders' equity                                              74,667          60,010
                                                                               ---------       ---------
                                                                               $ 121,640       $ 101,648
                                                                               =========       =========

The accompanying notes are an integral part of these consolidated balance sheets.

         CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (IN THOUSANDS)

18 2002 STRATTEC ANNUAL REPORT





                                                                       Accumulated
                                             Capital in                   Other
                                   Common    Excess of    Retained    Comprehensive    Treasury         Comprehensive
                                    Stock    Par Value    Earnings         Loss         Stock               Income
                                   ------    ----------   --------    -------------    --------         -------------
   BALANCE,
   JUNE 27, 1999                   $  59     $   43,999   $ 49,451    $      (2,081)   $ (9,083)
                                   -----     ----------   --------    -------------    --------

   Net income                          -              -     18,513                -           -           $18,513
   Translation adjustments             -              -          -             (158)          -              (158)
                                                                                                          -------
     Comprehensive income                                                                                 $18,355
                                                                                                          =======
   Purchase of common stock            -              -          -                -     (44,230)
   Exercise of stock options,
     including tax benefit
     of $1,109                         2          3,925          -                -          53
                                   -----     ----------   --------    -------------    --------

   BALANCE,
   JULY 2, 2000                       61         47,924     67,964           (2,239)    (53,260)
                                   =====     ==========   ========    =============    ========

   Net income                          -              -     13,026                -           -           $13,026
   Translation adjustments             -              -          -              490           -               490
                                                                                                          -------
     Comprehensive income                                                                                 $13,516
                                                                                                          =======
   Purchase of common stock            -              -          -                -     (15,620)
   Exercise of stock options,
     including tax benefit
     of $436                           1          1,621          -                -          42
                                   -----     ----------   --------    -------------    --------


   BALANCE,
   JULY 1, 2001                       62         49,545     80,990           (1,749)    (68,838)
                                   =====     ==========   ========    =============    ========

   Net income                          -             -      15,604                -           -           $15,604
   Translation adjustments             -             -           -             (691)          -              (691)
                                                                                                          -------
     Comprehensive income                                                                                 $14,913
                                                                                                          =======
   Purchase of common stock            -             -           -                -     (10,165)
   Exercise of stock options,
     including tax benefit
     of $1,727                         3         9,880           -                -          26
                                   -----     ----------   --------    -------------    --------



   BALANCE,
   JUNE 30, 2002                   $  65     $   59,425   $ 96,594    $     (2,440)    $(78,977)
                                   =====     ==========   ========    =============    ========

 The accompanying notes are an integral part of these consolidated statements.

19 2002 STRATTEC ANNUAL REPORT

         CONSOLIDATED STATEMENTS OF CASH FLOWS (IN THOUSANDS)




                                                                             Years Ended
                                                             -------------------------------------------
                                                             June 30, 2002  July 1, 2001    July 2, 2000
                                                             -------------  ------------    ------------

CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                                                  $ 15,604      $ 13,026        $ 18,513
    Adjustments to reconcile net income to
        net cash provided by operating activities:
        Depreciation                                               8,270         7,939           7,576
        Loss on disposition of property,
         plant and equipment                                         115           201             254
        Deferred taxes                                              (391)         (312)            392
        Change in operating assets and liabilities:
        (Increase) decrease in receivables                          (771)        1,639           7,294
        (Increase) decrease in inventories                           363         5,737            (538)
        (Increase) decrease in other assets                       (2,587)          960          (1,284)
        Increase (decrease) in accounts payable
         and accrued liabilities                                   5,691        (6,830)          2,957
        Tax benefit from options exercised                         1,727           436           1,109
        Other, net                                                  (417)          439            (260)
                                                                --------      --------        --------
        Net cash provided by
         operating activities                                     27,604        23,235          36,013
                                                                --------      --------        --------






CASH FLOWS FROM INVESTING ACTIVITIES
        Investment in joint venture                                 (690)            -               -
        Additions to property, plant and equipment                (5,297)       (7,548)         (9,357)
        Proceeds received on sale of property,
         plant and equipment                                          24            88               7
                                                                --------      --------        --------
          Net cash used in investing activities                   (5,963)       (7,460)         (9,350)
                                                                --------      --------        --------






CASH FLOWS FROM FINANCING ACTIVITIES
        Purchase of common stock                                 (10,165)      (15,620)        (44,230)
        Exercise of stock options                                  8,182         1,228           2,871
                                                                --------      --------        --------
          Net cash used in financing activities                   (1,983)      (14,392)        (41,359)
                                                                --------      --------        --------

NET INCREASE (DECREASE) IN CASH
        AND CASH EQUIVALENTS                                      19,658         1,383         (14,696)

CASH AND CASH EQUIVALENTS
        Beginning of year                                         15,298        13,915          28,611
                                                                --------      --------        --------
        End of year                                             $ 34,956      $ 15,298        $ 13,915
                                                                ========      ========        ========




SUPPLEMENTAL DISCLOSURE OF
        CASH FLOW INFORMATION
        Income taxes paid                                       $  6,544      $  7,101        $ 10,880
        Interest paid                                                  -             -               -



 The accompanying notes are an integral part of these consolidated statements.

20 2002 STRATTEC ANNUAL REPORT

   NOTES TO FINANCIAL STATEMENTS



   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         STRATTEC SECURITY CORPORATION (the "Company") designs, develops, manufactures and markets mechanical locks, electro-mechanical locks and related access-control products for North American and global automotive manufacturers. The accompanying financial statements reflect the consolidated results of the Company, its two wholly owned Mexican subsidiaries, and its foreign sales corporation. The Company has only one reporting segment.

         The significant accounting policies followed by the Company in the preparation of these financial statements, as summarized in the following paragraphs, are in conformity with accounting principles generally accepted in the United States of America.

         PRINCIPLES OF CONSOLIDATION AND PRESENTATION: The accompanying financial statements reflect the consolidated results of the Company, its wholly owned Mexican subsidiaries, and its foreign sales corporation. All intercompany accounts have been eliminated.

         FISCAL YEAR: The Company's fiscal year ends on the Sunday nearest June
   30. The years ended June 30, 2002, July 1, 2001, and July 2, 2000 are comprised of 52, 52 and 53 weeks, respectively.

         USE OF ESTIMATES: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

         FAIR VALUE OF FINANCIAL INSTRUMENTS: The fair value of financial instruments does not materially differ from their carrying values.

         CASH AND CASH EQUIVALENTS: Cash and cash equivalents include all short-term investments with an original maturity of three months or less due to the short term nature of the instruments. Excess cash balances are placed in a money market account at a high quality financial institution.

         INVENTORIES: Inventories are stated at cost, which does not exceed market. The last-in, first-out (LIFO) method was used for determining the cost of the inventories at the end of each period.

         Inventories consist of the following (thousands of dollars):

                                   June 30,    July 1,
                                     2002       2001
                                   --------    -------
   Finished products               $ 2,395     $ 1,737
   Work in process                   7,909       8,456
   Raw materials                       427         594
   LIFO adjustment                  (2,489)     (2,182)
                                   --------    -------
                                   $ 8,242     $ 8,605
                                   ========    =======


         CUSTOMER TOOLING IN PROGRESS: The Company incurs costs related to tooling used in component production and assembly. The Company accumulates its costs for development of certain tooling which will be directly reimbursed by the customer whose parts are produced from the tool. These costs are accumulated on the Company's balance sheet and are then billed to the customer upon formal acceptance by the customer of products produced with the individual tool. Other tooling costs are not directly reimbursed by the customer. These costs are capitalized and amortized over the life of the related product based on the fact that the Company will use the related tool over the life of the supply arrangement.

         PROPERTY, PLANT, AND EQUIPMENT: Property, plant, and equipment are stated at cost, and depreciation is computed using the straight-line method over the following estimated useful lives:

                                                  Expected
       Classification                           Useful Lives
       --------------                           ------------
   Land improvements                            20 years
   Buildings and improvements                   20 to 35 years
   Machinery and equipment                      3 to 10 years


         Property, plant, and equipment consist of the following (thousands of dollars):


                                        June 30,        July 1,
                                          2002           2001
                                        --------       --------
  Land                                  $  1,419       $  1,389
  Buildings and improvements              11,824         11,780
  Machinery and equipment                 86,785         82,939
                                        --------       --------
                                         100,028         96,108
  Less: accumulated
    depreciation                         (61,497)       (54,257)
                                        --------       --------
                                        $ 38,531       $ 41,851
                                        ========       ========

         The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

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

21 2002 STRATTEC ANNUAL REPORT

   NOTES TO FINANCIAL STATEMENTS



         SUPPLIER CONCENTRATIONS: During 2002, approximately 17% of all inventory purchases were made from one major supplier. The Company does have long-term contracts or arrangements with most of its suppliers to guarantee the availability of merchandise.

         REVENUE RECOGNITION: Revenue is recognized upon the shipment of products, net of estimated costs of returns and allowances.

         RESEARCH AND DEVELOPMENT COSTS: Expenditures relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. Research and development expenditures were approximately $2.6 million in 2002.

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

         IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS: In July 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Impairment or Disposal of Long-Lived Assets," which is effective for fiscal years beginning after December 15, 2001. The provisions of this Statement provide a single accounting model for impairment of long-lived assets. The adoption of SFAS No. 144 is not expected to have a material impact on the Company's financial position or its results of operations.

   INVESTMENT IN JOINT VENTURE

         The Company has a joint venture with E. WITTE Verwaltungsgesellschaft GMBH, and its operating unit, WITTE-Velbert GmbH & Co. KG ("WITTE"), WITTE-STRATTEC LLC, in which each company holds a 50 percent interest. The joint venture was established to seek opportunities to manufacture and sell both companies' products in areas of the world outside of North America and Europe.

         On March 1, 2002, WITTE-STRATTEC LLC completed the formation of WITTE-STRATTEC China, a joint venture between WITTE-STRATTEC LLC and a unit of Elitech Technology Co. Ltd of Taiwan. WITTE-STRATTEC China, located in Fuzhou, People's Republic of China, will be the base of operation to service the Company's automotive customers in the Asian market. In addition, WITTE-STRATTEC do Brasil was formed in November 2001 between WITTE-STRATTEC LLC and Ifer Estamparia e Ferramentaria Ltda. to service customers in South America.

         The Company made initial investments in the joint ventures of $690,000 in 2002. The investments are accounted for using the equity method of accounting. The activities related to the joint ventures resulted in a loss of $297,000 in 2002.

   REVOLVING CREDIT FACILITY

         The Company has a $50 million unsecured, revolving credit facility (the "Credit Facility"), of which $30 million expires October 31, 2002 and $20 million expires October 31, 2003. Interest on borrowings under the Credit Facility are at varying rates based, at the Company's option, on the London Interbank Offering Rate, the Federal Funds Rate, or the bank's prime rate. There were no outstanding borrowings at June 30, 2002 or July 1, 2001. There were no borrowings under the Credit Facility during the years ended June 30, 2002, July 1, 2001, or July 2, 2000.

         The Credit Facility contains various restrictive covenants that require the Company to maintain minimum levels for certain financial ratios, including tangible net worth, ratio of indebtedness to tangible net worth and fixed charge coverage. Minimum tangible net worth is based on specified financial results and is calculated at approximately $8.2 million at June 30, 2002.


   COMMITMENTS AND CONTINGENCIES

         In 1995, the Company recorded a provision of $3.0 million for estimated costs to remediate a site at the Company's Milwaukee facility that was contaminated by a solvent spill, which occurred in 1985 from a former above-ground solvent storage tank located on the east side of the facility. The Company continues to monitor and evaluate the site since the provision was recorded in 1995. The ultimate resolution of this matter is still unknown. However, management believes, based upon findings-to-date and known environmental regulations, that the environmental reserve at June 30, 2002, is adequate to cover any future developments.

   INCOME TAXES

         The provision for income taxes consists of the following (thousands of dollars):

                               2002         2001        2000
                             --------    --------    --------
  Currently payable:
  Federal                    $  6,895    $  5,817    $  8,809
  State                         1,635       1,535       2,044
  Foreign                       1,025         610         591
                             --------    --------    --------
                                9,555       7,962      11,444
  Deferred tax
  (benefit) provision            (391)       (312)        392
                             --------    --------    --------
                             $  9,164    $  7,650    $ 11,836
                             ========    ========    ========

22 2002 STRATTEC ANNUAL REPORT

   NOTES TO FINANCIAL STATEMENTS



         A reconciliation of the U.S. statutory tax rates to the effective tax rates follows:

                                    2002       2001      2000
                                    -----     -----     -----
   U.S. statutory rate              35.0%     35.0%     35.0%
   State taxes, net of
     federal tax benefit             4.1       4.6       4.5
   Foreign sales benefit             (.9)      (.9)      (.6)
   Other                            (1.2)     (1.7)       .1
                                    -----     -----     -----
                                    37.0%     37.0%     39.0%
                                    =====     =====     =====

         The components of deferred tax assets and (liabilities) are as follows (thousands of dollars):

                                  June 30,   July 1,
                                   2002       2001
                                  -------   -------
  Future income tax benefits:
  Customer tooling                $    95   $    95
  Payroll-related accruals            482       523
  Environmental reserve             1,038     1,045
  Other                               407       217
                                  -------   -------
                                  $ 2,022   $ 1,880
                                  =======   =======
  Deferred income taxes:
  Accrued pension obligations     $ 4,077   $ 4,034
  Accumulated depreciation         (5,401)   (5,625)
  Postretirement obligations        1,793     1,721
                                  -------   -------
                                  $   469   $   130
                                  =======   =======

         Foreign income before the provision for income taxes was $2.5 million in 2002 and was not significant for 2001 and 2000.

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

         The following tables summarize the pension and postretirement plans' income and expense, funded status, and actuarial assumptions for the years indicated (thousands of dollars):


                                               Pension                    Postretirement
                                               Benefits                       Benefits
                                       -----------------------       -----------------------
                                         2002           2001           2002           2001
                                       --------       --------       --------       --------
CHANGE IN BENEFIT
OBLIGATION:
Benefit obligation
  at beginning
  of year                              $ 38,097       $ 31,320       $  4,387       $  3,729
Service cost                              1,989          1,614            210            184
Interest cost                             2,826          2,403            326            286
Plan amendments                             (29)           389              -            (78)
Actuarial (gain) loss                    (2,428)         3,233          1,158            508
Benefits paid                            (1,035)          (862)          (339)          (242)
                                       --------       --------       --------       --------
Benefit obligation
  at end of year                       $ 39,420       $ 38,097       $  5,742       $  4,387
                                       --------       --------       --------       --------

CHANGE IN
PLAN ASSETS:
Fair value of plan
  assets at
  beginning of year                    $ 31,303       $ 34,612              -              -
Actual return on
  plan assets                            (3,560)        (2,753)             -              -
Employer contributions                    1,787            306            339            242
Benefits paid                            (1,035)          (862)          (339)          (242)
                                       --------       --------       --------       --------
Fair value of plan
  assets at end of year                  28,495         31,303              -              -
                                       --------       --------       --------       --------
Funded status                           (10,925)        (6,794)        (5,742)        (4,387)
Unrecognized net (gain) loss                240         (3,696)           878           (280)
Unrecognized prior
  service cost                              305            372            144            139
Unrecognized net
  transition asset                         (348)          (499)             -              -
                                       --------       --------       --------       --------
Accrued benefit cost                   $(10,728)      $(10,617)      $ (4,720)      $ (4,528)
                                       ========       ========       ========       ========

                                         June 30,        July 1,       June 30,        July 1
                                           2002           2001           2002           2001
                                         --------        -------       --------        ------
  WEIGHTED-AVERAGE
  ASSUMPTIONS
  Discount rate                            7.25%           7.5%          7.25%           7.5%
  Expected return on
   plan assets                              8.5%           8.5%           n/a            n/a
  Rate of compensation
   increases                                4.0%           4.0%           n/a            n/a


         For measurement purposes, a 7 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002; the rate was assumed to remain at that level thereafter.

NOTES TO FINANCIAL STATEMENTS

23  2002 STRATTEC ANNUAL REPORT

                              Pension           Postretirement
                              Benefits             Benefits
                           -------------        --------------
                           2002     2001        2002      2001
                           ----     ----        ----      ----
COMPONENTS OF
NET PERIODIC
BENEFIT COST:
Service cost              $1,989   $1,614       $210      $184
Interest cost              2,826    2,403        326       286
Expected return
  on plan assets          (2,717)  (2,491)         -         -
Amortization of
  prior service cost          38       12         10        16
Amortization of
  unrecognized
  net gain                   (87)    (304)         -       (25)
Amortization of
  net transition asset      (150)    (150)         -         -
                          ------   ------       ----      ----
Net periodic
  benefit cost            $1,899   $1,084       $546      $461
                          ======   ======       ====      ====

         The health care cost trend assumption has a significant effect on the postretirement benefit amounts reported. A 1% change in the health care cost trend rates would have the following effects (thousands of dollars):

                              1% Increase      1% Decrease
                              -----------      -----------
Effect on total of
  service and interest
  cost components                 $111             ($ 93)
Effect on postretirement
  benefit obligation              $796             ($681)

         All U.S. associates of the Company may participate in a 401(k) Plan. The Company contributes a fixed percentage of up to the first 6 percent of eligible compensation that a participant contributes to the plan. The Company's contributions totaled approximately $619,000 in 2002, $679,000 in 2001, and $679,000 in 2000.

SHAREHOLDERS' EQUITY
         The Company has 12,000,000 shares of authorized common stock, par value $.01 per share, with 4,131,635 and 4,046,089 shares issued and outstanding at June 30, 2002, and July 1, 2001, respectively. Holders of Company common stock are entitled to one vote for each share on all matters voted on by shareholders.
         On February 27, 1995, one common stock purchase right (a "right") was distributed for each share of the Company's common stock outstanding. The rights are not currently exercisable, but would entitle shareholders to buy one-half of one share of the Company's common stock at an exercise price of $30 per share if certain events occurred relating to the acquisition or attempted acquisition of 20 percent or more of the outstanding shares. The rights expire in the year 2005, unless redeemed or exchanged by the Company earlier.
         The Board of Directors of the Company authorized a stock repurchase program to buy back up to 3,039,395 outstanding shares. As of June 30, 2002, 2,375,992 shares have been repurchased at a cost of approximately $79.2 million.

EARNINGS PER SHARE (EPS)
         A reconciliation of the components of the basic and diluted per share computations follows (thousands of dollars, except per share amounts):

                                         2002
                         -----------------------------------
                          Net                      Per-Share
                         Income          Shares     Amount
                         ------          ------    ---------
Basic EPS                $15,604         4,109       $3.80
Stock Options                               76       =====
                                         -----
Diluted EPS              $15,604         4,185       $3.73
                                         =====       =====

                                        2001
                         -----------------------------------
                          Net                     Per-Share
                         Income         Shares      Amount
                         ------         ------    ---------
Basic EPS                $13,026        4,310       $3.02
Stock Options                              91       =====
                                        -----
Diluted EPS              $13,026        4,401       $2.96
                                        =====       =====

                                        2000
                         -----------------------------------
                          Net                      Per-Share
                         Income         Shares      Amount
                         ------         ------     ---------
Basic EPS                $18,513         4,936      $3.75
Stock Options                              143      =====
                                         -----
Diluted EPS              $18,513         5,079      $3.65
                                         =====      =====

         All options were included in the computation of diluted earnings per share for the year ended June 30, 2002. Options to purchase the following shares of common stock were outstanding as of each date indicated but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common shares:

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

NOTES TO FINANCIAL STATEMENTS

24  2002 STRATTEC ANNUAL REPORT

STOCK OPTION AND PURCHASE PLANS
         The Company maintains an omnibus stock incentive plan, which provides for the granting of stock options. The Board of Directors has designated 1,200,000 shares of the Company's common stock available for grant under the plan at a price not less than the fair market value on the date the option is granted. Options become exercisable as determined at the date of grant by a committee of the Board of Directors and expire 5 to 10 years after the date of grant unless an earlier expiration date is set at the time of grant. Options vest 1 to 3 years after the date of grant.

                                                  Weighted
                                                  Average
                                                  Exercise
                                  Shares           Price
                                  ------          -------

Balance at
  June 27, 1999                   637,438          $20.30
Granted                           105,000          $43.01
Exercised                         175,490          $15.72
Terminated                          1,377          $37.88
                                  -------
Balance at
  July 2, 2000                    565,571          $25.89
                                  -------
Granted                           136,000          $38.49
Exercised                          75,101          $15.18
Terminated                          2,500          $30.81
                                  -------
Balance at
  July 1, 2001                    623,970          $29.91
                                  -------
Granted                           114,000          $42.51
Exercised                         299,891          $27.07
Terminated                         17,872          $41.82
                                  -------
Balance at
  June 30, 2002                   420,207          $34.85
                                  =======
Exercisable as of
  June 30, 2002                   144,079          $19.56
  July 1, 2001                    316,847          $20.07
  July 2, 2000                    277,661          $14.08

Available for grant as
  of June 30, 2002                 69,413

         Options granted at a price greater than the market value on the date of grant included above total 80,000 at an exercise price of $45.44 in 2002, 80,000 at an exercise price of $43.07 in 2001 and 80,000 at an exercise price of $45.79 in 2000.
         The Company accounts for its stock-based compensation plans in accordance with APB Opinion No. 25 and related Interpretations as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost related to these plans was charged against earnings in 2002, 2001, and 2000. Had compensation cost for these plans been determined consistent with SFAS No. 123, the pro forma impact on earnings per share would have been as follows (thousands of dollars):

                            June 30,       July 1,      July 2,
                             2002           2001         2000
                            --------       -------      -------
Net income
  As reported               $15,604        $13,026      $18,513
  Pro forma                 $14,955        $12,447      $17,961
Basic earnings
  per share
  As reported               $  3.80        $  3.02      $  3.75
  Pro forma                 $  3.64        $  2.89      $  3.64
Diluted earnings
  per share
  As reported               $  3.73        $  2.96      $  3.65
  Pro forma                 $  3.59        $  2.84      $  3.54

         The fair value of each option grant was estimated as of the date of grant using the Black-Scholes pricing model. The resulting pro forma compensation cost was amortized over the vesting period.
         The grant date fair values and assumptions used to determine such impact are as follows:

Options Granted During              2002       2001        2000
                                    ----       ----        ----

Weighted average grant
  date fair value:
All options issued                  $7.72      $9.08       $9.64
Options issued above
grant date market value             $5.85      $7.68       $8.45
Assumptions:
Risk free interest rates             4.22%      5.38%       6.18%
Expected volatility                 23.53%     24.97%      25.39%
Expected term (in years)             5.67       5.50        5.67

         No dividends were assumed in the grant date fair value calculations as the Company does not intend to pay cash dividends on the Company common stock in the forseeable future.
         The range of options outstanding as of June 30, 2002, is as follows:

                                                      Weighted
                                       Weighted        Average
                    Number of           Average       Remaining
                     Options         Exercise Price  Contractual
Price Range        Outstanding/       Outstanding/       Life
 per Share         Exercisable         Exercisable    (in years)
-----------        ------------      --------------   -----------
$11.75-$17.05      100,500/100,500   $12.20/$12.20       2.8
$19.68-$31.95         28,300/2,300   $31.64/$28.17       8.7
  Over $31.95       291,407/41,279   $42.97/$37.00       3.7
                   ---------------   -------------       ---
                   420,207/144,079   $34.85/$19.56       3.8
                   ===============   =============       ===

NOTES TO FINANCIAL STATEMENTS

25  2002 STRATTEC ANNUAL REPORT

         The Company has an Employee Stock Purchase plan to provide substantially all U.S. full-time associates an opportunity to purchase shares of its common stock through payroll deductions. A participant may contribute a maximum of $5,200 per calendar year to the plan. On the last day of each month, participant account balances are used to purchase shares of stock at the average of the highest and lowest reported sales prices of a share of the Company's common stock on the NASDAQ National Market. A total of 100,000 shares may be issued under the plan. Shares issued from treasury stock under the plan totaled 1,621 at an average price of $38.06 during fiscal 2002, 2,695 at an average price of $33.05 during fiscal 2001, and 3,317 at an average price of $34.07 during fiscal 2000. A total of 88,153 shares are available for purchase under the plan as of June 30, 2002.

EXPORT SALES
         Export sales are summarized below (thousands of dollars):

                Export Sales      Percent of Net Sales
                ------------      --------------------
2002              $27,025                 13%
2001              $29,013                 14%
2000              $31,745                 14%

         These sales were primarily to automotive manufacturing assembly plants in Canada and Mexico.

SALES AND RECEIVABLE CONCENTRATION
         Sales to the Company's largest customers were as follows (thousands of dollars and percent of total net sales):

                        2002             2001           2000
                    Sales      %      Sales    %     Sales     %
                    -------------    ------------   -------------

General Motors
  Corporation      $ 64,109    31%  $ 60,216   30%  $ 68,985   31%
Ford Motor
  Company            42,355    21%    45,341   22%    54,498   24%
DaimlerChrysler
  Corporation        37,940    18%    33,939   17%    35,055   16%
Delphi
  Corporation        29,500    14%    26,913   13%    31,487   14%
                   --------------   -------------   -------------
                   $173,904    84%  $166,409   82%  $190,025   85%
                   ==============   =============   =============

         Receivables from the Company's largest customers were as follows (thousands of dollars and percent of gross receivables):

                       2002
                 Receivables   %
                 ----------------

General Motors
  Corporation      $ 5,606    20%
Ford Motor
  Company            4,327    15%
DaimlerChrysler
  Corporation        6,597    24%
Delphi
  Corporation        5,671    20%
                   -------------
                   $22,201    79%
                   =============

26  2002 STRATTEC ANNUAL REPORT

REPORT OF INDEPENDENT AUDITORS'


TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF STRATTEC SECURITY CORPORATION:

         We have audited the accompanying consolidated balance sheet of STRATTEC SECURITY CORPORATION and subsidiaries, as of June 30, 2002, and the related consolidated statements of income, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The Company's financial statements as of July 1, 2001 and for each of the two years in the period ended July 1, 2001 were audited by other auditors whose report dated July 30, 2001, expressed an unqualified opinion on those statements.
         We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
         In our opinion, such financial statements present fairly, in all material respects, the financial position of STRATTEC SECURITY CORPORATION and subsidiaries, as of June 30, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.


/s/DELOITTE & TOUCHE LLP
Deloitte & Touche LLP
Milwaukee, Wisconsin
July 30, 2002


REPORT OF MANAGEMENT
         The management of STRATTEC SECURITY CORPORATION is responsible for the fair presentation and integrity of the financial statements and other information contained in this Annual Report. We rely on a system of internal financial controls to meet the responsibility of providing financial statements. The system provides reasonable assurances that assets are safeguarded, that transactions are executed in accordance with management's authorization and that the financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, including amounts based upon management's best estimates and judgments.
         The financial statements for each of the years covered in this Annual Report have been audited by independent auditors, who have provided an independent assessment as to the fairness of the financial statements.
         The Audit Committee of the Board of Directors meets with management and the independent auditors to review the results of their work and to satisfy itself that their responsibilities are being properly discharged. The independent auditors have full and free access to the Audit Committee and have discussions with the committee regarding appropriate matters, with and without management present.

/s/HAROLD M. STRATTON II     /s/JOHN G. CAHILL           /s/PATRICK J. HANSEN

Harold M. Stratton II        John G. Cahill              Patrick J. Hansen
Chairman and                 President and               Vice President and
Chief Executive Officer      Chief Operating Officer     Chief Financial Officer

27  2002 STRATTEC ANNUAL REPORT

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

                                                                                 Fiscal Years
                                             -------------------------------------------------------------------------------------
                                                2002               2001              2000              1999                1998
                                                ----               ----              ----              ----                ----
INCOME STATEMENT DATA
Net sales                                    $ 207,286          $ 202,973          $ 224,817         $ 202,625          $ 186,805
Gross profit                                    43,916             40,238             49,358            46,804             39,940
Engineering, selling, and
  administrative expenses                       19,644             19,676             20,254            20,191             18,925
                                             ---------          ---------          ---------         ---------          ---------
Income from operations                          24,272             20,562             29,104            26,613             21,015
Interest income                                    538                628              1,056             1,132                351
Interest expense                                     -                  -                  -                 -                (19)
Other income (expense), net                        (42)              (514)               189              (239)                73
                                             ---------          ---------          ---------         ---------          ---------
Income before taxes                             24,768             20,676             30,349            27,506             21,420
Provision for income taxes                       9,164              7,650             11,836            10,491              7,931
                                             ---------          ---------          ---------         ---------          ---------
Net income                                   $  15,604          $  13,026          $  18,513         $  17,015          $  13,489
                                             =========          =========          =========         =========          =========
Earnings per share:
  Basic                                      $    3.80          $    3.02          $    3.75         $    3.02          $    2.36
  Diluted                                    $    3.73          $    2.96          $    3.65         $    2.94          $    2.30
BALANCE SHEET DATA
Net working capital                          $  50,722          $  33,174          $  32,500         $  54,861          $  42,953
Total assets                                   121,640            101,648            108,982           128,194            107,998
Long-term liabilities                           15,448             15,145             14,132            12,915             12,138
Shareholders' Equity                            74,667             60,010             60,450            82,345             70,398


QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                                           Earnings             Market Price
                                                                                           Per Share             Per Share
                                                                                       ------------------     -----------------
                Quarter           Net Sales        Gross Profit      Net Income        Basic      Diluted     High          Low
                -------           ---------        ------------      ----------        ------------------     ----          ---

2002             First            $ 49,455           $ 10,082          $ 3,654           $ .90      $ .88     $36.25      $27.00
                Second              49,178             10,106            3,235             .79        .78      36.50       27.50
                 Third              51,687             11,374            4,030             .98        .96      48.75       35.25
                Fourth              56,966             12,354            4,685            1.13       1.11      64.29       44.93
                                  --------           --------          -------           -----      -----
                 TOTAL            $207,286           $ 43,916          $15,604           $3.80      $3.73
                                  ========           ========          =======           =====      =====

2001             First            $ 52,421           $ 11,303          $ 3,881           $ .87      $ .85     $39.50      $32.25
                Second              49,988              9,922            3,429             .77        .76      35.25       30.50
                 Third              48,179              9,337            2,611             .61        .60      33.50       29.00
                Fourth              52,385              9,676            3,105             .77        .75      35.74       31.20
                                  --------           --------          -------           -----      -----
                 TOTAL            $202,973           $ 40,238          $13,026           $3.02      $2.96
                                  ========           ========          =======           =====      =====

         The Company does not intend to pay cash dividends on the Company's common stock in the foreseeable future; rather, it is currently anticipated that Company earnings will be retained for use in its business. The future payment of dividends will depend on business decisions that will be made by the Board of Directors from time to time based on the results of operations and financial condition of the Company and such other business considerations as the Board of Directors considers relevant. The Company's revolving credit agreement contains restrictions on the payment of dividends.

         Registered shareholders of record at June 30, 2002, were 3,199.

DIRECTORS/OFFICERS/SHAREHOLDERS INFORMATION

28  2002  STRATTEC ANNUAL REPORT

BOARD OF DIRECTORS

HAROLD M. STRATTON II, 54
Chairman and Chief
Executive Officer.

JOHN G. CAHILL, 45
President and Chief
Operating Officer

ROBERT FEITLER, 71
Former President and
Chief Operating Officer                         [PHOTO]
of Weyco Group, Inc.
Chairman of the Executive
Committee and Director
of Weyco Group, Inc.
Trustee of ABN.AMRO Funds
                                STRATTEC BOARD OF DIRECTORS: (LEFT TO RIGHT) JOHN G. CAHILL, MICHAEL J. KOSS, ROBERT FEITLER,
                                HAROLD M. STRATTON II, FRANK J. KREJCI
MICHAEL J. KOSS, 48
President and Chief
Executive Officer of            EXECUTIVE OFFICERS
Koss Corporation.               HAROLD M.                             GERALD L. PEEBLES, 59
Director of Koss Corporation.   STRATTON II, 54                       Vice President-
                                                                      General Manager-
FRANK J. KREJCI, 52             JOHN G. CAHILL, 45                    Mexican Operations
President and Chief
Executive Officer of            PATRICK J. HANSEN, 43                 DONALD J. HARROD, 58
Wisconsin Furniture, LLC.       Vice President-                       Vice President-
                                Chief Financial Officer,              Engineering
                                Treasurer and Secretary.
                                                                      KRIS R. PFAEHLER, 47
                                                                      Vice President-
                                                                      Marketing and Sales



SHAREHOLDERS INFORMATION

ANNUAL MEETING                  FORM 10-K                             SHAREHOLDER
                                                                      INQUIRIES
The Annual Meeting of           You may receive a copy of the
Shareholders will convene at    STRATTEC SECURITY CORPORATION         Communications concerning the
2 p.m. (CST) on October 8,      Form 10-K, filed with the Securities  transfer of shares, lost certificates
2002, at the Manchester East    and Exchange Commission, by           or changes of address should be
Hotel, 7065 North Port          writing to the Secretary at           directed to the Transfer Agent.
Washington Road, Milwaukee.     STRATTEC SECURITY CORPORATION,
                                3333 West Good Hope Road,             TRANSFER AGENT
COMMON STOCK                    Milwaukee, WI 53209.                  AND REGISTRAR

STRATTEC SECURITY                                                     Wells Fargo Bank Minnesota, N.A.
CORPORATION common                                                    Shareholder Services
stock is traded on the                                                P.O. Box 64854
NASDAQ National Market                                                St. Paul, MN 55164-0854
under the symbol: STRT.                                               1-800-468-9716

                                  [KEYS IMAGE]

                         STRATTEC SECURITY CORPORATION


                            3333 West Good Hope Road
                              Milwaukee, WI 53209
                      Phone: 414.247.3333 Fax: 414.247.3329
                                www.strattec.com