Form 10-K, Exhibit 13
period 2003-06-29
STRATTEC SECURITY CORP
filed 2003-08-28
CIK 933034

[STRATTEC LOGO] 2003 ANNUAL REPORT


                                   [PICTURE]

Driving towards the future.


As the original OEM provider, STRATTEC has always been the trusted industry leader in automotive locks. A true global organization, we're constantly fueling our growth with new and innovative technologies. With recent advanced developments such as our integrated keys and passive entry systems, STRATTEC continues to blaze the trail towards the future.

CONTENTS

Letter to Shareholders.............................................3

Financial Highlights...............................................5

Company Description................................................6

STRATTEC Equipped Vehicle List.....................................11

Management's Discussion and Analysis...............................12

Financial Statements...............................................20

Independent Auditors' Report.......................................32

Report of Management...............................................32

Financial Summary..................................................33

Directors/Officers/Shareholders Information........................34

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


                                                   2003 STRATTEC ANNUAL REPORT 2

LETTER TO THE SHAREHOLDERS

Fellow Shareholders:

     It is our pleasure to send you this Annual Report reflecting another year of strong financial performance by our company. Net income increased nearly 5% despite a sputtering national economy and declining sales. We also increased the Economic Value Added (EVA(R)) generated by the business to $11.1 million - a new record for our company! For more details on our fiscal 2003 performance, we recommend you read the "Management's Discussion and Analysis" and "Financial Statements" sections of this Report.

     The decline in sales we experienced this year was primarily due to a decrease in the number of locks used per vehicle, and in some cases a decrease in the dollar content value in the mix of locks we sold. Sales were also slightly depressed by price reductions previously negotiated with our customers on carry-over locksets. But it is the decrease of lock units and content that signals a change in our business which we would like to discuss here.

     For the past several years, we have made references in our Annual Reports and public presentations to the challenges we face in our business, and the actions we have been taking to answer these challenges. One of the more critical challenges we have discussed is the possibility of our core lock and key business being displaced by electronic technologies. We have believed for a long time that this was an inevitable change facing our business, but it has been difficult to forecast how or when that change would occur.

     In anticipation of this change, we have taken several steps over the years to transition our business into related access control products that would not only supplement our traditional lock and key business, but give us growth opportunities as well. These steps have included the establishment of a focused Advance Development Group in 1997 to create a new generation of STRATTEC access control products; the creation of our alliance with WITTE in 2000 to supplement our products with their access control technology; and a concentrated effort to expand our ignition lock housing and service products businesses. Concurrent with these activities, we have been taking other actions aimed at sustaining our traditional lock business. These include developing engineering innovations that reduce cost or enhance value to our customers and end users, and an organized, on-going strategic cost reduction and waste elimination program to help maintain the profitability of our traditional business during the transition period.

     As part of their efforts to reduce costs, our OEM customers have started "de-contenting" their vehicles, a practice which eliminates redundant features or features which the vehicle manufacturers believe are not important to the consumers who purchase their products. It is this practice which has resulted in the reduction of locks utilized per vehicle, and in some cases, the reduction of extra features in our locks that in turn reduces the sales value of our products. In the worst case, the number of locks utilized per vehicle shrinks from four or five to one or two.

     The de-contenting affecting our traditional lock products is made possible by electronic technology such as remote key-fob actuation of vehicle locking systems, and is fueled by the OEMs' drive to reduce costs in whatever way possible (sometimes without regard to reasonableness). While we are in fact getting more content with sophisticated, electronically enhanced keys that are helping to offset the reduced lock content, there is no doubt that we are now firmly in a period of transition that will move us away from a dependence on our traditional lock product offerings. No one should think this is a negative thing. It is in fact a confirmation of our expectations, and something for which we have been preparing.

     We have some fundamental beliefs related to the transition of our business that we would like to share with you.

3 2003 STRATTEC ANNUAL REPORT

     We believe our traditional lock products still provide us with significant opportunities. With the exception of DaimlerChrysler and Mitsubishi, we currently do not sell to the foreign-owned automotive manufacturers in North America. These manufacturers represent approximately 25% of the annual vehicle build in North America, and their share of production is increasing at the expense of our traditional customers. The major Japanese manufacturers are the drivers in this group. They are growing, and their sourcing patterns are changing, allowing us greater opportunities to become one of their suppliers. We are aggressively pursuing this opportunity and expect to gain two more Japanese customers.

     We believe the increased technology in our keys gives us avenues for sales growth, not only with our OEM customers, but in our service business as well. These keys incorporate electronic components that utilize radio frequency identification to increase vehicle theft protection, and/or circuitry to operate a vehicle's remote lock/unlock feature. An example of this latter type of "integrated key" was featured on the cover of our 2002 Annual Report. In addition to the increased value these enhancements bring at the OEM level, the replacement aftermarket for electronically enhanced keys brings a substantial premium over standard keys.

     We believe that we are in a very strong position to increase our ignition lock housing business. This is a niche business with relatively few players. Some of these players do not have the capability of engineering and supplying the ignition lock cylinder that must interface with the lock housing. We do, of course, and this gives us an advantage as a system integrator and supplier. It is therefore a business that can provide solid profitability and sales growth. We have already achieved some significant success with this product line in the past several years, and we have three new programs that will go into production between now and 2006. We anticipate more from this product line.

   We believe that we can continue to grow our service and aftermarket business through the expansion of product offerings such as replacement keys for foreign vehicles and the high-technology keys previously discussed. Further, there are additional opportunities through greater utilization of our distribution expertise. We have initiatives under way with several of our OEM service groups that will allow us to distribute our products to their dealers in ways that will reduce their costs, and generate higher revenue for us. This has significant potential for us.

     We believe we have latch technology that will gain us business for hood and rear compartment (trunk, lift gate, etc.) applications, and side door latches, particularly for passive entry systems. Our first latch programs have just gone into production, and we are actively quoting several high volume future programs.

     In addition to the actions we have taken over the years to capitalize on these beliefs, we took another significant action in late April of this year that will add momentum to our transition plans. We substantially realigned our organization structure to enhance our ability to support our traditional lock and key products, while bringing more resources to bear on our transitional products such as housings, high-technology keys and service products, and our future products such as latches. With this realignment, we believe we have created the right balance of skills to capture what we see as our greatest opportunities, while continuing to focus on waste elimination and cost reductions needed to support our customers' needs and STRATTEC's bottom line.

     We are excited by what we are doing with our business, and what lies ahead. We thank you for your past support, and hope you will continue that support as we transition the business for the future.

SINCERELY,

/s/ HAROLD M. STRATTON II                 /s/ JOHN G. CAHILL
Harold M. Stratton II                     John G. Cahill
Chairman and Chief Executive Officer      President and Chief Operating Officer


                                                   2003 STRATTEC ANNUAL REPORT 4

FINANCIAL HIGHLIGHTS

(In Millions)                                2003           2002           2001
--------------------------------------------------------------------------------
Net Sales                                  $ 196.8        $ 207.3        $ 203.0
Gross Profit                                  45.4           43.9           40.2
Income from Operations                        25.7           24.3           20.6
Net Income                                    16.4           15.6           13.0
Total Assets                                 118.1          121.6          101.6
Total Debt                                      --             --             --
Shareholders' Equity                          69.1           74.7           60.0
--------------------------------------------------------------------------------

ECONOMIC VALUE ADDED (EVA(R))

     All U.S. associates and many of our Mexico-based salaried associates participate in incentive plans that are based upon our ability to add economic value to the enterprise. During 2003, $11.1 million of positive economic value was generated, an increase of $2.5 million compared to the economic value the business generated in 2002. We continue to believe that EVA(R) represents STRATTEC's ultimate measure of success and shareholder value.

Net Operating Profit After Cash-Based Taxes                             $17.4
Average Monthly Net Capital Employed                    $52.6
Capital Cost                                               12%
                                                        ------
                                                                          6.3
                                                                        -----
Economic Value Added                                                    $11.1
                                                                        =====

     EVA is not a traditional financial measurement under U.S. GAAP and may not be similar to EVA calculations used by other companies. However, STRATTEC believes the reporting of EVA provides investors with greater visibility of economic profit. The following is a reconciliation of the relevant GAAP financial measures to the non-GAAP measures used in the calculation of STRATTEC's EVA.

NET OPERATING PROFIT AFTER                       AVERAGE MONTHLY NET CAPITAL EMPLOYED:
   CASH-BASIS TAXES:                             Total Shareholders Equity
2003 Net Income as Reported         $16.4           as Reported at June 29, 2003   $69.1
Deferred Tax Provision                1.2        Current Interest Bearing Assets   (30.8)
Other                                (0.2)       Long-Term Liabilities              19.2
                                    -----        Other                              (2.6)
Net Operating Profit After                                                         -----
   Cash-Basis Taxes                 $17.4        Net Capital Employed
                                    -----           at June 29, 2003                54.9
                                                 Impact of 12 Month Average         (2.3)
                                                                                   -----
                                                 Average Monthly Net
                                                    Capital Employed               $52.6
                                                                                   =====



EVA is a registered trademark of Stern, Stewart & Co.

5 2003 STRATTEC ANNUAL REPORT

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

[PICTURE]

PRODUCTS

    Our principal products are locks and keys for cars and trucks. A typical automobile contains a set of three to four locks: a steering column/ignition lock, a glove box lock, left front door lock and a deck lid (trunk) lock. Pickup trucks typically use two to three locks, while sport utility vehicles and vans use three to five locks. Some vehicles have additional locks for folding rear seat latches. Spare tire locks and burglar alarm locks also are offered as options. Usually two keys are provided with each vehicle lockset. Additional products include zinc die-cast and magnesium steering column lock housings.

     Through our alliance with WITTE-Velbert in Germany, we are expanding our automotive security/access control product offerings to include hood latches, trunk or liftgate latches, door latches, door handles, and vehicle access modules that contain some or all of these components.

                                                   2003 STRATTEC ANNUAL REPORT 6

MARKETS

     We are a direct supplier to OEM auto and light truck manufacturers, to over-the-road heavy truck manufacturers and recreational vehicle manufacturers, as well as to other transportation-related manufacturers. For the 2003 model year, we enjoyed a 62% market share in the North American automotive industry, supplying locks and keys for nearly 85% of General Motors' production, 65% of Ford's, nearly 97% of DaimlerChrysler's and 100% of Mitsubishi's production. We also are an OEM components supplier to other "Tier 1" automotive suppliers and a wide array of smaller industrial manufacturers.

     Direct sales to various OEMs represent approximately 83% of our total sales. The remainder of the company's revenue is received primarily through sales to the OEM service channels, and the locksmith aftermarket.

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


                                   [PICTURE]
                    Milwaukee Distribution Service Warehouse.

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


7 2003 STRATTEC ANNUAL REPORT

CUSTOMER / PRODUCT FOCUS

     To bring the proper focus to the relationships with our major customers, we have six customer-focused teams, each with a Customer Business Manager and one or two Engineering Program Managers. In addition to customer teams for General Motors, Ford and DaimlerChrysler/Mitsubishi, we have teams for Foreign-Owned North American Vehicle Manufacturers, Ignition Lock Housing customers, and for Service and Aftermarket customers.

                                   [PICTURE]
               Milwaukee Headquarters and Manufacturing Facility.

     Each Customer Business Manager is responsible for the overall relationship between STRATTEC and a specific customer group. Engineering Program Managers report to their respective team Customer Business Manager and are responsible for coordinating engineering resources and managing new product programs for their customers. Customer Business Managers and Engineering Program Managers interface with our Detroit-based sales and application engineering personnel who are also assigned to specific customer groups.

                                   [PICTURE]
                     STRATTEC de Mexico Assembly Facility.

     To serve our customers product needs, STRATTEC's engineering resources are organized by product type. We have four product groups: Locks & Keys, Latches, Ignition Lock Housings and Electrical. Each group has an Engineering Manager and a complement of skilled engineers who design and develop products for specific applications. In doing this, each engineering group works closely with the Customer Business Managers, team Engineering Program Managers, sales personnel, and application engineers.

     Underlying this organization is a formalized product development process to identify and meet customer needs in the shortest possible time. By following this streamlined development system, we shorten product lead times, tighten our response to market changes, and provide our customers with the optimum value solution to their security/access control requirements. STRATTEC is also QS9000, ISO/TS 16949 and ISO 14001 certified. This means we embrace the philosophy that quality should exist not only in the finished product, but in every step or our processes as well.

                                   [PICTURE]
                       STRATTEC Componentes Automotrices.

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


                                                   2003 STRATTEC ANNUAL REPORT 8

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

                                  [FLOWCHART]

9 2003 STRATTEC ANNUAL REPORT

GLOBAL PARTNERS

                 [MAP]                                          [MAP]

1. STRATTEC - Milwaukee, Wisconsin                     4. WITTE - Velbrt, Germany
2. STRATTEC de Mexico - Juarez, Mexico                 5. WITTE - Nejdek, Czech Republic
3. STRATTEC Componentes Automotrices - Juarez, Mexico  6. WITTE-STRATTEC do Brasil - Sao Paulo, Brazil
                                                       7. WITTE-STRATTEC China - Fuzhou, China

CYCLICAL NATURE OF THE BUSINESS

     The manufacturing of components used in automobiles is driven by the normal peaks and valleys associated with the automotive industry. Typically, the months of July and August are relatively slow as summer vacation shutdowns and model year changeover occur at the automotive assembly plants. September volumes increase rapidly as the new model year begins. This volume strength continues through October and into early November. As the holiday and winter seasons approach, the demand for automobiles slows as does production. March usually brings a major sales and production increase, which then continues through most of June. This results in our first fiscal quarter (ending in September) sales and operating results typically being our weakest, with the remaining quarters being more consistent.

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

     STRATTEC's significant market share is the result of an nine-decade-long commitment to creating quality products and systems that are responsive to changing needs. As technologies advance and markets grow, STRATTEC retains that commitment to meeting and exceeding the expectations of our customers, and providing economic value to our shareholders.


                                                  2003 STRATTEC ANNUAL REPORT 10

VEHICLE LIST

2004 VEHICLES

     We're proud of the quality vehicles that use STRATTEC components. They include over-the-road trucks like Peterbilt, Kenworth, Mack, Freightliner, Navistar and Volvo. And recreational vehicles such as Winnebago. Also, the following 2004 model year cars and light trucks:

                                          CARS
-----------------------------------------------------------------------------------------------
Buick Century                 Chrysler Concorde               Lincoln LS
Buick La Sabre                Chrysler 300                    Mercury Sable
Buick Park Avenue             Chrysler Pacifica               Mitsubishi Eclipse/Eclipse Spyder
Buick Regal                   Chrysler PT Cruiser             Mitsubishi Galant
Cadillac DeVille              Chrysler Sebring                Oldsmobile Alero
Cadillac XLR                  Dodge Magnum Sport Wagon        Pontiac Grand Am
Chevrolet Cavalier            Dodge Neon                      Pontiac Sunfire
Chevrolet Corvette            Dodge Stratus                   Saturn Ion
Chevrolet Impala              Dodge Viper                     Saturn L Series
Chevrolet Malibu Classic      Ford Taurus
Chevrolet Monte Carlo         Ford Thunderbird


                    LIGHT TRUCKS, VANS AND SPORT UTILITY VEHICLES
-----------------------------------------------------------------------------------------------
Buick Rainier                 Dodge Caravan/Grand Caravan     GMC Yukon
Cadillac Escalade             Dodge Dakota Pickup             GMC Yukon XL
Cadillac Escalade ESV         Dodge Durango                   Hummer H2
Cadillac Escalade EXT         Dodge Ram Pickup                Isuzu Ascender
Chevrolet Astro               Ford Excursion                  Jeep Grand Cherokee
Chevrolet Avalanche           Ford Expedition                 Jeep Liberty
Chevrolet Blazer              Ford Explorer                   Jeep Wrangler
Chevrolet Express             Ford Explorer Sport Trac        Lincoln Aviator
Chevrolet Silverado           Ford F-Series Pickup            Lincoln Navigator
Chevrolet SSR                 Ford F-Series Super Duty        Mazda B-Series Pickup
Chevrolet Suburban            Ford Ranger Pickup              Mercury Mountaineer
Chevrolet Tahoe               GMC Envoy / Envoy XL            Mitsubishi Endeavor
Chevrolet Trailblazer         GMC Envoy XUV                   Oldsmobile Bravada
Chevrolet Trailblazer XL      GMC Jimmy                       Oldsmobile Silhouette
Chevrolet Venture             GMC Safari                      Pontiac Montana
Chrysler Town & Country       GMC Savana
Chrysler Voyager              GMC Sierra Pickup


11 2003 STRATTEC ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

     The following Discussion and Analysis should be read in conjunction with the Company's Financial Statements and Notes thereto. Unless otherwise indicated, all references to years refer to fiscal years.

RESULTS OF OPERATIONS
2003 COMPARED TO 2002

     Net sales were $196.8 million in 2003 compared to $207.3 million in 2002. Overall sales to the Company's largest customers decreased in the current year compared to the prior year. Production sales volumes were relatively consistent with the prior year. However, sales were negatively impacted by the elimination of certain mechanical and electronic content within the Company's lockset products resulting from customer efforts to reduce vehicle cost and by pre-programmed price reductions. In addition, the prior year sales included the after-effects of a June 2001 strike at the Company's Milwaukee facility, which resulted in approximately $1.5 million of past due June orders being shipped during the first quarter of 2002 in addition to regular quarterly orders. The change in sales to the Company's largest customers in the current year compared to the prior year include General Motors Corporation at $61.0 million compared to $64.1 million, Delphi Corporation at $28.9 million compared to $29.5 million, DaimlerChrysler Corporation at $34.6 million compared to $37.9 million, Ford Motor Company at $39.3 million compared to $42.4 million and Mitsubishi Motor Manufacturing of America, Inc. at $9.4 million compared to $10.0 million.

     Gross profit as a percentage of net sales was 23.0 percent in the current year compared to 21.2 percent in the prior year. The improvement is primarily due to the Company's on-going cost reduction initiatives at its Milwaukee, Wisconsin and Juarez, Mexico facilities along with reduced U.S. dollar costs at the Company's Mexico assembly facility due to a favorable Mexican peso to U.S. dollar exchange rate. The inflation rate in Mexico for the 12 months ended June 2003 was approximately 5.0 percent while the U.S. dollar/Mexican peso exchange rate increased to approximately 10.35 in 2003 from approximately 9.30 in 2002. In addition, during the early part of the prior year, additional costs were incurred to expedite past due orders and rebuild inventories depleted during the June 2001 strike at the Milwaukee facility that reduced gross profit margins.

     Engineering, selling and administrative expenses were $19.6 million, or
10.0 percent of net sales in 2003, which is consistent with the 2002 spending level.

     Income from operations was $25.7 million in 2003, compared to $24.3 million in 2002, reflecting the increased profitability as discussed above.

     The effective income tax rate was 37 percent in both 2003 and 2002. The overall effective rate differs from the federal statutory tax rate primarily due to the effects of state income taxes.

                                                  2003 STRATTEC ANNUAL REPORT 12

RESULTS OF OPERATIONS
2002 Compared to 2001

     Net sales were $207.3 million in 2002 compared to $203.0 million in 2001. Sales to the Company's largest customers overall increased in 2002 compared to 2001, with General Motors Corporation at $64.1 million compared to $60.2 million, Delphi Corporation at $29.5 million compared to $26.9 million, and DaimlerChrysler Corporation at $37.9 million compared to $33.9 million. Sales to Ford Motor Company and Mitsubishi Motor Manufacturing of America, Inc. decreased in comparison to 2001, with Ford at $42.4 million compared to $45.3 million and Mitsubishi at $10.0 million compared to $12.2 million. The change in sales to these customers was primarily the result of actual vehicle production at our customers' assembly plants related to the vehicles the Company supplies, content changes and agreed upon price reductions with these customers. In addition, a 16-day strike at the Company's Milwaukee facility in June 2001 resulted in a shift in sales from 2001 to 2002 due to delayed shipments of approximately $1.5 million.

     Gross profit as a percentage of net sales was 21.2 percent in 2002 compared to 19.8 percent in 2001. The gross margin improvement was primarily the result of the Company's ongoing cost reduction initiatives and was also impacted by a more normalized production schedule during the last three quarters of 2002 allowing for better management of costs. In addition, 2001 margin was negatively impacted by the 16-day strike at the Milwaukee facility, which resulted in additional costs to support customer requirements, reduced efficiencies at the Company's Mexican facility, and reduced sales due to delayed shipments. The strike also negatively impacted the margin in the first quarter of 2002 as additional costs were incurred to expedite past due orders and rebuild inventories depleted during the strike.

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

     The effective income tax rate was 37 percent in both 2002 and 2001. The overall effective rate differs from the federal statutory tax rate primarily due to the effects of state income taxes.

13 2003 STRATTEC ANNUAL REPORT

LIQUIDITY AND CAPITAL RESOURCES

     The Company generated cash from operating activities of $17.6 million in 2003 compared to $27.6 million in 2002. The decreased generation of cash between periods is the result of a $5.0 million contribution to the Company's pension fund in the current year compared to a $1.6 million contribution in the prior year, the timing of the payment of accounts payable, which is based on normal payment terms, and financial results which impact the bonus amounts accrued and paid to eligible associates. The decreased generation of cash is also the result of an increase in accounts receivable of $3.3 million in the current year in comparison to an increase of $670,000 in the prior year. The changes in the accounts receivable balances between years is primarily due to the normal timing of scheduled payments received from customers. The LIFO inventory balance of $7.9 million is consistent with the prior year balance of $8.2 million.

     Capital expenditures in 2003 were $3.8 million, compared to $5.3 million in 2002. Expenditures were primarily in support of requirements for new product programs and the upgrade and replacement of existing equipment. The Company anticipates that capital expenditures will be approximately $6 million in fiscal 2004, primarily in support of requirements for new product programs and the upgrade and replacement of existing equipment.

     The Board of Directors of the Company has authorized a stock repurchase program to buy back up to 3,039,395 outstanding shares. A total of 2,863,192 shares have been repurchased as of June 29, 2003, at a cost of approximately $101.1 million. Additional repurchases may occur from time to time. Funding for the repurchases was provided from cash flow from operations.

     The Company has a $20.0 million unsecured, revolving credit facility (the "Credit Facility"), which expires October 31, 2003. The Company previously had an additional $30 million under this Credit Facility, which expired October 31, 2002. The Company is currently in the process of negotiating a new credit facility. There were no outstanding borrowings under the Credit Facility at June 29, 2003. Interest on borrowings under the Credit Facility are at varying rates based, at the Company's option, on the London Interbank Offering Rate or the bank's prime rate. The Credit Facility contains various restrictive covenants including covenants that require the Company to maintain minimum levels for certain financial ratios such as tangible net worth, ratio of indebtedness to tangible net worth and fixed charge coverage. The Company believes that the Credit Facility is adequate, along with cash flow from operations, to meet its anticipated capital expenditure, working capital and operating expenditure requirements.

     The Company has not been significantly impacted by inflationary pressures over the last several years, except for fluctuations in the market price of zinc, which the Company uses at a rate of approximately 1 million pounds per month, fluctuations in the market price of brass, steel and plastic resins and inflation in Mexico, which impacts the US dollar costs of the Mexican assembly and key finishing operations.

                                                  2003 STRATTEC ANNUAL REPORT 14

CONTRACTUAL OBLIGATIONS

The contractual obligations of the Company are as follows as of June 29, 2003:

                                              Payments Due By Period
                           ----------------------------------------------------------
                                     Less Than                              More Than
CONTRACTUAL OBLIGATION     Total       1 Year      1-3 Years    3-5 Years    5 Years
----------------------     -----       ------      ---------    ---------    -------
OPERATING LEASES           $2,523     $  612        $  918        $803         $190

PURCHASE OBLIGATIONS        4,195      2,981         1,214           -            -
                           ------     ------        ------        ----         ----
TOTAL                      $6,718     $3,593        $2,132        $803         $190
                           ------     ------        ------        ----         ----

JOINT VENTURES

     On November 28, 2000, the Company signed certain alliance agreements with
E. WITTE Verwaltungsgesellschaft GmbH, and its operating unit, WITTE-Velbert GmbH & Co. KG ("WITTE"). WITTE, of Velbert, Germany, is a privately held, QS 9000 and VDA 6.1 certified automotive supplier. WITTE designs, manufactures and markets components including locks and keys, hood latches, rear compartment latches, seat back latches, door handles and specialty fasteners. WITTE's primary market for these products has been Europe. The WITTE-STRATTEC alliance provides a set of cross-licensing agreements for the manufacture, distribution and sale of WITTE products by the Company in North America, and the manufacture, distribution and sale of the Company's products by WITTE in Europe. Additionally, a joint venture company ("WITTE-STRATTEC LLC") in which each company holds a 50 percent interest has been established to seek opportunities to manufacture and sell both companies' products in other areas of the world outside of North America and Europe.

     In November 2001, WITTE-STRATTEC do Brasil, a joint venture formed between WITTE-STRATTEC LLC and Ifer Estamparia e Ferramentaria Ltda. was formed to service customers in South America. On March 1, 2002, WITTE-STRATTEC LLC completed the formation of WITTE-STRATTEC China, a joint venture between WITTE-STRATTEC LLC and a unit of Elitech Technology Co. Ltd. of Taiwan. WITTE-STRATTEC China, located in Fuzhou, People's Republic of China, will be the base of operations to service the Company's automotive customers in the Asian market.

     The investments are accounted for using the equity method of accounting. The activities related to the joint ventures resulted in a loss of approximately $99,000 in 2003 and $297,000 in 2002.


                                [STRATTEC LOGO]

15 2003 STRATTEC ANNUAL REPORT

CRITICAL ACCOUNTING POLICIES

The Company believes the following represents its critical accounting policies:

     Pension and Post-Retirement Health Benefits - The determination of the obligation and expense for pension and post-retirement health benefits is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in the Notes to Financial Statements and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation and health care costs. In accordance with accounting principles generally accepted in the United States of America, actual results that differ from these assumptions are accumulated and amortized over future periods. While the Company believes that the assumptions used are appropriate, significant differences in the actual experience or significant changes in the assumptions may materially affect the pension and post-retirement health obligations and future expense.

     Other Reserves - The Company has reserves such as an environmental reserve, an incurred but not reported claim reserve for self-insured health plans, and a repair and maintenance supply parts reserve. These reserves require the use of estimates and judgement with regard to risk exposure, ultimate liability, and net realizable value. The Company believes such reserves are estimated using consistent and appropriate methods. However, changes to the assumptions could materially affect the recorded reserves.

RISK FACTORS

The Company understands it is subject to the following risk factors based on its operations and the nature of the automotive industry in which it operates:

LOSS OF SIGNIFICANT CUSTOMERS OR VEHICLE CONTENT - Sales to General Motors Corporation, Ford Motor Company, DaimlerChrysler Corporation and Delphi Corporation represent approximately 83 percent of the Company's annual sales. The contracts with these customers provide for supplying the customer's requirements for a particular model. The contracts do not specify a specific quantity of parts. The contracts typically cover the life of a model, which averages approximately 4 to 5 years. Certain customer models may also be market tested annually. Therefore, the loss of any one of these customers, the loss of a contract for a specific vehicle model, reduction in vehicle content, technological changes or a significant reduction in demand for certain key models could have a material adverse effect on the Company's existing and future revenues and net income.

COST REDUCTION - There is continuing pressure from the Company's major customers to reduce costs, including the cost of components purchased from outside suppliers. If the Company is unable to generate sufficient production cost savings in the future to offset programmed price reductions, the Company's gross margin and profitability will be adversely affected.

CYCLICALITY AND SEASONALITY IN THE AUTOMOTIVE MARKET - The automotive market is highly cyclical and is dependent on consumer spending and to a certain extent on customer sales incentives. Economic factors adversely affecting consumer demand for automobiles and automotive production could adversely impact the Company's revenues and net income. The Company typically experiences decreased revenue and operating income during the first fiscal quarter of each year due to the impact of scheduled customer plant shut-downs in July and new model changeovers.


                                                  2003 STRATTEC ANNUAL REPORT 16

FOREIGN OPERATIONS - As discussed under Joint Ventures, the Company has joint venture investments in both Brazil and China. These operations are currently not material. However, as these operations expand, their success will depend, in part, on the ability to anticipate and effectively manage certain risks inherent in international operations including: enforcing agreements and collecting receivables through certain foreign legal systems, payment cycles of foreign customers, compliance with foreign tax laws, general economic and political conditions in these countries, and compliance with foreign laws and regulations.

CURRENCY EXCHANGE RATE FLUCTUATIONS - The Company incurs a portion of its expenses in Mexican pesos. Exchange rate fluctuations between the U.S. dollar and the Mexican peso could have an adverse effect on financial results.

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

DISRUPTIONS DUE TO WORK STOPPAGES AND OTHER LABOR MATTERS - The Company's major customers and many of their suppliers have unionized work forces. Work stoppages or slow-downs experienced by the Company's customers or their suppliers could result in slow-downs or closures of assembly plants where the Company's products are included in assembled vehicles. For example, strikes by the United Auto Workers led to a shut-down of most of General Motors Corporation's North American assembly plants in June and July of 1998. A material work stoppage experienced by one or more of the Company's customers could have an adverse effect on the Company's business and its financial results. The Company's four largest customers have contracts with their unionized work forces that expire in September 2003. In addition, all production associates at the Company's Milwaukee facility are unionized. A 16-day strike by these associates in June 2001 resulted in increased costs by the Company as all salaried associates worked with additional outside resources to produce the components necessary to meet customer requirements. The current contract with the unionized associates is effective through June 26, 2005. The Company may encounter further labor disruption after the expiration date of this contract and may also encounter unionization efforts in its other plants or other types of labor conflicts, any of which could have an adverse effect on the Company's business and its financial results.

ENVIRONMENTAL AND SAFETY REGULATIONS - The Company is subject to federal, state, local and foreign laws and other legal requirements related to the generation, storage, transport, treatment and disposal of materials as a result of its manufacturing and assembly operations. These laws include the Resource Conservation and Recovery Act (as amended), the Clean Air Act (as amended), and the Comprehensive Environmental Response, Compensation and Liability Act (as amended). The Company has an environmental management system that is ISO-14001 certified. The company believes that its existing environmental

17 2003 STRATTEC ANNUAL REPORT
management system is adequate and it has no current plans for substantial capital expenditures in the environmental area. An environmental reserve was established in 1995 for estimated costs to remediate a site at the Company's Milwaukee facility that was contaminated by a former above-ground solvent storage tank, located on the east side of the facility. The contamination occurred in 1985. This is being monitored in accordance with federal, state and local requirements. The Company does not currently anticipate any material adverse impact on its results of operations, financial condition or competitive position as a result of compliance with federal, state, local and foreign environmental laws or other legal requirements. However, risk of environmental liability and charges associated with maintaining compliance with environmental laws is inherent in the nature of the Company's business and there is no assurance that material liabilities or charges could not arise.

HIGHLY COMPETITIVE AUTOMOTIVE SUPPLY INDUSTRY - The automotive component supply industry is highly competitive. Some of the Company's competitors are companies, or divisions or subsidiaries of companies, that are larger than the Company and have greater financial and other resources. The Company's products may not be able to compete successfully with the products of these other companies, which could result in loss of customers and, as a result, decreased revenues and profitability. In addition, the Company's competitive position in the North American automotive component supply industry could be adversely affected in the event that it is unsuccessful in making strategic acquisitions, alliances or establishing joint ventures that would enable it to expand globally. The Company principally competes for new business at the beginning of the development of new models and upon the redesign of existing models by its major customers. New model development generally begins two to five years prior to the marketing of such new models to the public. The failure to obtain new business on new models or to retain or increase business on redesigned existing models could adversely affect the Company's business and financial results. In addition, as a result of relatively long lead times for many of its components, it may be difficult in the short-term for the Company to obtain new sales to replace any unexpected decline in the sale of existing products. The Company may incur significant product development expense in preparing to meet anticipated customer requirements which may not be recovered.

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

INVESTMENTS IN CUSTOMER PROGRAM SPECIFIC ASSETS - The Company makes investments in machinery and equipment used exclusively to manufacture products for specific customer programs. This machinery and equipment is capitalized and depreciated over the expected useful life of each respective asset. Therefore, the loss of any one of the Company's major customers or specific vehicle models could result in impairment in the value of these assets and have a material adverse effect on the Company's financial results.


                                                  2003 STRATTEC ANNUAL REPORT 18

PROSPECTIVE INFORMATION

     A number of the matters and subject areas discussed in this Annual Report contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of forward-looking words or phrases such as "anticipate," "believe," "would," "expect," "intend," "may," "planned," "potential," "should," "will," and "could." These include expected future financial results, product offerings, global expansion, liquidity needs, financing ability, planned capital expenditures, management's or the Company's expectations and beliefs, and similar matters discussed in the Company's Management's Discussion and Analysis and Letter to the Shareholders. The discussions of such matters and subject areas are qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from the Company's actual future experience.

     The Company's business, operations and financial performance are subject to certain risks and uncertainties, which could result in material differences in actual results from the Company's current expectations. These risks and uncertainties include, but are not limited to, general economic conditions, in particular, relating to the automotive industry, customer demand for the Company's and it's customer's products, competitive and technological developements, customer purchasing actions, foreign currency fluctuations, costs of operations and other matters described under "Risks Factors" above.

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

19 2003 STRATTEC ANNUAL REPORT

FINANCIAL STATEMENTS

   CONSOLIDATED STATEMENTS OF INCOME (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                   Years Ended
                                                                   -----------
                                                    June 29, 2003  June 30, 2002   July 1, 2001
                                                    -------------  -------------   ------------
NET SALES                                             $ 196,827      $ 207,286      $ 202,973
Cost of goods sold                                      151,468        163,370        162,735
                                                      ---------      ---------      ---------

   GROSS PROFIT                                          45,359         43,916         40,238
Engineering, selling, and administrative expenses        19,613         19,644         19,676
                                                      ---------      ---------      ---------

   INCOME FROM OPERATIONS                                25,746         24,272         20,562
Interest income                                             369            538            628
Interest expense                                             --             --             --
Other expense, net                                         (156)           (42)          (514)
                                                      ---------      ---------      ---------

   INCOME BEFORE PROVISION FOR
   INCOME TAXES                                          25,959         24,768         20,676
Provision for income taxes                                9,605          9,164          7,650
                                                      ---------      ---------      ---------

NET INCOME                                            $  16,354      $  15,604      $  13,026
                                                      ---------      ---------      ---------
EARNINGS PER SHARE:

   BASIC                                              $    4.32      $    3.80      $    3.02
                                                      ---------      ---------      ---------
   DILUTED                                            $    4.24      $    3.73      $    2.96
                                                      ---------      ---------      ---------

AVERAGE SHARES OUTSTANDING:

   BASIC                                                  3,788          4,109          4,310
   DILUTED                                                3,855          4,185          4,401


The accompanying notes are an integral part of these consolidated statements.

                                                  2003 STRATTEC ANNUAL REPORT 20

CONSOLIDATED BALANCE SHEETS (IN THOUSANDS)

                                                             June 29, 2003   June 30, 2002
                                                             -------------   -------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                      $  29,902      $  34,956
Receivables, less allowance for doubtful accounts
   of $250 at June 29, 2003, and June 30, 2002                    31,173         27,860
Inventories                                                        7,884          8,242
Customer tooling in progress                                       3,573          3,499
Deferred income taxes                                              1,923          2,022
Income taxes refundable                                              638             --
Other current assets                                               5,993          5,668
                                                               ---------      ---------
      Total current assets                                        81,086         82,247

DEFERRED INCOME TAXES                                              1,973            469
INVESTMENT IN JOINT VENTURE                                        1,141            393
PROPERTY, PLANT, AND EQUIPMENT, NET                               33,894         38,531
                                                               ---------      ---------
                                                               $ 118,094      $ 121,640
                                                               ---------      ---------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:

Accounts payable                                               $  13,990      $  15,291
Accrued liabilities:
   Payroll and benefits                                           11,205          9,725
   Environmental                                                   2,720          2,730
   Income taxes                                                       --          1,736
   Other                                                           1,894          2,043
                                                               ---------      ---------
      Total current liabilities                                   29,809         31,525

BORROWINGS UNDER REVOLVING CREDIT FACILITY                            --             --
ACCRUED PENSION OBLIGATIONS                                       14,328         10,728
ACCRUED POSTRETIREMENT OBLIGATIONS                                 4,862          4,720
SHAREHOLDERS' EQUITY
Common stock, authorized 12,000,000 shares $.01 par value,
   issued 6,608,642 shares at June 29, 2003, and 6,495,780
   shares at June 30, 2002                                            66             65
Capital in excess of par value                                    63,830         59,425
Retained earnings                                                112,948         96,594
Accumulated other comprehensive loss                              (6,891)        (2,440)
Less: Treasury stock, at cost (2,850,390 shares at
   June 29, 2003 and 2,364,145 shares at June 30, 2002)         (100,858)       (78,977)
                                                               ---------      ---------

Total shareholders' equity                                        69,095         74,667
                                                               ---------      ---------
                                                               $ 118,094      $ 121,640
                                                               =========      =========


The accompanying notes are an integral part of these consolidated balance sheets.

21 2003 STRATTEC ANNUAL REPORT

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (IN THOUSANDS)

                                                                                Accumulated
                                                    Capital in                     Other
                                        Common     Excess of Par   Retained    Comprehensive    Treasury    Comprehensive
                                         Stock         Value       Earnings        Loss           Stock         Income
                                       ----------------------------------------------------------------------------------
BALANCE,
JULY 2, 2000                           $      61     $  47,924     $  67,964     $  (2,239)     $ (53,260)
                                       ---------     ---------     ---------     ---------      ---------

Net income                                    --            --        13,026            --             --      $  13,026
Translation adjustments                       --            --            --           490             --            490
                                                                                                               ---------
   Comprehensive income                                                                                        $  13,516
                                                                                                               ---------
Purchase of common stock                      --            --            --            --        (15,620)
Exercise of stock options and
   employee stock purchases,
   including tax benefit
   of $436                                     1         1,621            --            --             42
                                       ---------     ---------     ---------     ---------      ---------

BALANCE,
JULY 1, 2001                                  62        49,545        80,990        (1,749)       (68,838)
                                       ---------     ---------     ---------     ---------      ---------

Net income                                    --            --        15,604            --             --      $  15,604
Translation adjustments                       --            --            --          (691)            --           (691)
                                                                                                               ---------
   Comprehensive income                                                                                        $  14,913
                                                                                                               ---------
Purchase of common stock                      --            --            --            --        (10,165)
Exercise of stock options and
   employee stock purchases,
   including tax benefit of $1,727             3         9,880            --            --             26
                                       ---------     ---------     ---------     ---------      ---------

BALANCE,
JUNE 30, 2002                                 65        59,425        96,594        (2,440)       (78,977)
                                       ---------     ---------     ---------     ---------      ---------

Net income                                    --            --        16,354            --             --      $  16,354
Translation adjustments                       --            --            --          (153)            --           (153)
Minimum pension liability,
   Net of tax benefit of $2,634               --            --            --        (4,298)            --         (4,298)
                                                                                                               ---------
      Comprehensive income                                                                                     $  11,903
                                                                                                               ---------
Purchase of Common Stock                      --            --            --            --        (21,897)
Exercise of stock options and
   employee stock purchases,
   including tax benefit
   of $766                                     1         4,405            --            --             16
                                       ---------     ---------     ---------     ---------      ---------

BALANCE,
JUNE 29, 2003                          $      66     $  63,830     $ 112,948     $  (6,891)     $(100,858)
                                       ---------     ---------     ---------     ---------      ---------


The accompanying notes are an integral part of these consolidated statements.

                                                  2003 STRATTEC ANNUAL REPORT 22

CONSOLIDATED STATEMENTS OF CASH FLOWS (IN THOUSANDS)

                                                                         Years Ended
                                                                         -----------
                                                      June 29, 2003     June 30, 2002    July 1, 2001
                                                      -------------     -------------    ------------
CASH FLOWS FROM
OPERATING ACTIVITIES
   Net income                                            $ 16,354         $ 15,604         $ 13,026
   Adjustments to reconcile net income to
      net cash provided by operating activities:
      Depreciation                                          7,854            8,270            7,939
      Loss on disposition of property,
         plant and equipment                                  227              115              201
      Deferred income taxes                                 1,229             (391)            (312)
      Change in operating assets and liabilities:
        (Increase) decrease in receivables                 (3,350)            (771)           1,639
        Decrease in inventories                               358              363            5,737
        (Increase) decrease in other assets                (1,141)          (2,587)             960
        Increase (decrease) in accounts payable
           and accrued liabilities                         (4,757)           5,691           (6,830)
      Tax benefit from options exercised                      766            1,727              436
      Other, net                                               65             (417)             439
                                                         --------         --------         --------
      Net cash provided by
           operating activities                            17,605           27,604           23,235
                                                         --------         --------         --------

CASH FLOWS FROM INVESTING ACTIVITIES
   Investment in joint venture                               (876)            (690)              --
   Additions to property, plant
      and equipment                                        (3,772)          (5,297)          (7,548)
   Proceeds received on sale of property,
      plant, and equipment                                    230               24               88
                                                         --------         --------         --------
   Net cash used in investing activities                   (4,418)          (5,963)          (7,460)
                                                         --------         --------         --------

CASH FLOWS FROM FINANCING ACTIVITIES
   Purchase of common stock                               (21,897)         (10,165)         (15,620)
   Exercise of stock options                                3,656            8,182            1,228
                                                         --------         --------         --------
      Net cash used in financing activities               (18,241)          (1,983)         (14,392)
                                                         --------         --------         --------

NET INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS                                       (5,054)          19,658            1,383

CASH AND CASH EQUIVALENTS
   Beginning of year                                       34,956           15,298           13,915
                                                         --------         --------         --------
   End of year                                           $ 29,902         $ 34,956         $ 15,298
                                                         --------         --------         --------

SUPPLEMENTAL DISCLOSURE OF
CASH FLOW INFORMATION
   Income taxes paid                                     $  9,899         $  6,544         $  7,101
   Interest paid                                               --               --               --

The accompanying notes are an integral part of these consolidated statements.

23 2003 STRATTEC ANNUAL REPORT

NOTES TO FINANCIAL STATEMENTS

ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     STRATTEC SECURITY CORPORATION (the "Company") designs, develops, manufacturers and markets mechanical locks, electro-mechanical locks and related access-control products for North American and global automotive manufacturers. The accompanying financial statements reflect the consolidated results of the Company, its two wholly owned Mexican subsidiaries, and its foreign sales corporation. The Company has only one reporting segment.

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

     FISCAL YEAR: The Company's fiscal year ends on the Sunday nearest June 30.

     USE OF ESTIMATES: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

     FAIR VALUE OF FINANCIAL INSTRUMENTS: The fair value of financial instruments does not materially differ from their carrying values.

     CASH AND CASH EQUIVALENTS: Cash and cash equivalents include all short-term investments with an original maturity of three months or less due to the short term nature of the instruments. Excess cash balances are placed in a money market account at a high quality financial institution and in short-term commercial paper.

     INVENTORIES: Inventories are stated at cost, which does not exceed market. The last-in, first-out (LIFO) method is used for determining the cost of the inventories at the end of each period.

INVENTORIES CONSIST OF THE FOLLOWING (THOUSANDS OF DOLLARS):

                      June 29, 2003   June 30, 2002
                      -------------   -------------
Finished products        $ 2,269         $ 2,395
Work in process            7,763           7,909
Raw materials                507             427
LIFO adjustment           (2,655)         (2,489)
                         -------         -------
                         $ 7,884         $ 8,242
                         -------         -------

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

     PROPERTY, PLANT, AND EQUIPMENT: Property, plant, and equipment are stated at cost, and depreciation is computed using the straight-line method over the following estimated useful lives:

Classification                        Expected Useful Lives
--------------                        ---------------------
Land improvements                     20 years
Buildings and improvements            20 to 35 years
Machinery and equipment               3 to 10 years

                                                  2003 STRATTEC ANNUAL REPORT 24

PROPERTY, PLANT, AND EQUIPMENT CONSIST OF THE FOLLOWING (THOUSANDS OF DOLLARS):

                                    June 29, 2003      June 30, 2002
                                    -------------      -------------
Land                                  $   1,410         $   1,419
Buildings and improvements               11,720            11,824
Machinery and equipment                  85,940            86,785
                                      ---------         ---------
                                         99,070           100,028
Less: accumulated depreciation          (65,176)          (61,497)
                                      ---------         ---------
                                      $  33,894         $  38,531
                                      ---------         ---------

     The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell.

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

     SUPPLIER CONCENTRATIONS: During 2003 and 2002, approximately 19 percent and 17 percent, respectively, of all inventory purchases were made from one major supplier. The Company does have long-term contracts or arrangements with most of its suppliers to guarantee the availability of merchandise.

     LABOR CONCENTRATIONS: At June 29, 2003, the Company had approximately 2,245 full-time employees, of which approximately 400 or 17.8 percent were represented by a labor union, which accounts for all production associates at the Company's Milwaukee facility.

     REVENUE RECOGNITION: Revenue is recognized upon the shipment of products, which is when title passes, payment terms are final, the Company has no remaining obligations, and the customer is required to pay, net of estimated returns and allowances.

     RESEARCH AND DEVELOPMENT COSTS: Expenditures relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. Research and development expenditures were approximately $2.4 million in 2003 and $2.2 million in 2002.

     PRODUCT WARRANTY: The Company provides a specific accrual for known product issues. Historical activity for product issues have not been significant.

     FOREIGN CURRENCY TRANSLATION: Since December 28, 1998, the functional currency of the Mexican operation has been the Mexican peso. Assets and liabilities of subsidiaries and equity investees outside of the United States with a functional currency other than the U.S. dollar are translated into U.S. dollars using exchange rates at the end of the respective period. Sales, costs and expenses are translated at average exchange rates effective during the respective period. Foreign currency translation gains and losses are included as a component of other accumulated comprehensive loss. Foreign currency transaction gains and losses are not significant for any period.

     ACCUMULATED OTHER COMPREHENSIVE LOSS: Accumulated other comprehensive loss is comprised of the following (thousands of dollars):

                                        June 29, 2003   June 30, 2002  July 1, 2001
                                        -------------   -------------  ------------
Minimum pension liability, net of tax        $4,298        $   --        $   --
Foreign currency translation                  2,593         2,440         1,749
                                             ------        ------        ------
                                             $6,891        $2,440        $1,749
                                             ------        ------        ------

     Deferred taxes have not been provided for the translation adjustments in accordance with SFAS No. 109, "Accounting for Income Taxes."

     ACCOUNTING FOR STOCK BASED COMPENSATION: The Company has a stock option plan which is described more fully under "Stock Option and Purchase Plans" in these Notes to Financial Statements. The Company's stock option plan is accounted for under the intrinsic value recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. As the exercise price of all options granted under this plan was equal to or exceeded the market price of the underlying stock on the grant date, no stock-based employee


25 2003 STRATTEC ANNUAL REPORT
compensation cost is recognized in net income. A table illustrating the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 "Accounting for Stock-Based Compensation," is included under "Stock Option and Purchase Plans" in these Notes to Financial Statements.

INVESTMENT IN JOINT VENTURE

     The Company has entered into a joint venture with E. WITTE Verwaltungsgesellschaft GmbH, and its operating unit, WITTE-Velbert GmbH & Co. KG ("WITTE"), WITTE-STRATTEC LLC, in which each company holds a 50 percent interest. The joint venture was established to seek opportunities to manufacture and sell both companies' products in areas of the world outside of North America and Europe.

     In November 2001, WITTE-STRATTEC do Brasil, a joint venture formed between WITTE-STRATTEC LLC and Ifer Estamparia e Ferramentaria Ltda. was formed to service customers in South America. On March 1, 2002, WITTE-STRATTEC LLC completed the formation of WITTE-STRATTEC China, a joint venture between WITTE-STRATTEC LLC and a unit of Elitech Technology Co. Ltd. of Taiwan. WITTE-STRATTEC China, located in Fuzhou, People's Republic of China, will be the base of operations to service the Company's automotive customers in the Asian market.

     The investments are accounted for using the equity method of accounting. The activities related to the joint ventures resulted in losses of approximately $99,000 in 2003 and $297,000 in 2002.

REVOLVING CREDIT FACILITY

     The Company has a $20 million unsecured, revolving credit facility (the "Credit Facility"), which expires October 31, 2003. Interest on borrowings under the Credit Facility are at varying rates based, at the Company's option, on the London Interbank Offering Rate or the bank's prime rate. There were no outstanding borrowings at June 29, 2003 or June 30, 2002. There were no borrowings under the Credit Facility during the years ended June 29, 2003, June 30, 2002, or July 1, 2001.

     The Credit Facility contains various restrictive covenants that require the Company to maintain minimum levels for certain financial ratios, including tangible net worth, ratio of indebtedness to tangible net worth and fixed charge coverage. Minimum tangible net worth is based on specified financial results and is calculated at approximately $18.8 million at June 29, 2003. As of June 29, 2003, the Company was in compliance with all debt covenants.

COMMITMENTS AND CONTINGENCIES

     In 1995, the Company recorded a provision of $3.0 million for estimated costs to remediate a site at the Company's Milwaukee facility that was contaminated by a solvent spill, which occurred in 1985, from a former above-ground solvent storage tank located on the east side of the facility. The Company continues to monitor and evaluate the site and minimal activity has taken place since the provision was recorded in 1995. The ultimate resolution of this matter is still unknown. However, management believes, based upon findings-to-date and known environmental regulations, that the environmental reserve at June 29, 2003, is adequate to cover any future developments.

     At June 29, 2003, the Company had purchase commitments for zinc of approximately $4.2 million with $3.0 million payable in 2004 and $1.2 million payable in 2005. Minimum rental commitment under all non-cancelable leases with a term in excess of one year are payable as follows: 2004-$612,000; 2005-$473,000; 2006-$445,000; 2007-$447,000; 2008-$356,000; 2009-$190,000.

INCOME TAXES

     The provision for income taxes consists of the following (thousands of dollars):

                                          2003           2002            2001
                                        -------        -------         -------
CURRENTLY PAYABLE:
   Federal                              $ 6,344        $ 6,895         $ 5,817
   State                                  1,409          1,635           1,535
   Foreign                                  623          1,025             610
                                        -------        -------         -------
                                          8,376          9,555           7,962
Deferred tax (benefit) provision          1,229           (391)           (312)
                                        -------        -------         -------
                                        $ 9,605        $ 9,164         $ 7,650
                                        -------        -------         -------


                                                  2003 STRATTEC ANNUAL REPORT 26

     A reconciliation of the US statutory tax rates to the effective tax rates follows:

                                                2003            2002            2001
                                               ------          ------          ------
US statutory rate                                35.0%           35.0%           35.0%
State taxes, net of federal tax benefit           4.3             4.1             4.6
Foreign sales benefit                             (.9)            (.9)            (.9)
Other                                            (1.4)           (1.2)           (1.7)
                                               ------          ------          ------
                                                 37.0%           37.0%           37.0%
                                               ------          ------          ------

     The components of deferred tax assets and (liabilities) are as follows (thousands of dollars):

                                        June 29, 2003    June 30, 2002
                                        -------------    -------------
Deferred income taxes-current:
Customer tooling                            $   133         $    95
Payroll-related accruals                        485             482
Environmental reserve                         1,033           1,038
Other                                           272             407
                                            -------         -------
                                            $ 1,923         $ 2,022
                                            -------         -------
Deferred income taxes-noncurrent:
Accrued pension obligations                 $ 2,661         $ 4,077
Additional minimum pension liability          2,634              --
Accumulated depreciation                     (5,169)         (5,401)
Postretirement obligations                    1,847           1,793
                                            -------         -------
                                            $ 1,973         $   469
                                            -------         -------

     Foreign income before the provision for income taxes was $1.7 million in 2003, $2.5 million in 2002 and was not significant for 2001.

RETIREMENT PLANS AND POSTRETIREMENT COSTS

     The Company has a noncontributory defined benefit pension plan covering substantially all U.S. associates as well as a noncontributory supplemental executive retirement plan. Benefits are based on years of service and final average compensation. The Company's policy is to fund at least the minimum actuarially computed annual contribution required under the Employee Retirement Income Security Act of 1974 (ERISA). Plan assets consist primarily of listed equity and fixed income securities. The Company also sponsors a post-retirement health care plan. The Company recognizes the expected cost of retiree health care benefits for substantially all U.S. associates during the years that the associates render service. Effective June 1, 2001, any new U.S. associates hired after the above date are no longer eligible for post-retirement plan benefits. The postretirement health care plan is unfunded.

     The following tables summarize the pension and postretirement plans' income and expense, funded status, and actuarial assumptions for the years indicated (thousands of dollars):

                                                              Pension                        Postretirement
                                                              Benefits                          Benefits
                                                      -------------------------         -------------------------
                                                        2003             2002             2003             2002
                                                      --------         --------         --------         --------
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year               $ 39,420         $ 38,097         $  5,742         $  4,387
Service cost                                             1,802            1,989              268              210
Interest cost                                            2,821            2,826              407              326
Plan amendments                                             --              (29)              --               --
Actuarial (gain) loss                                   12,187           (2,428)           3,729            1,158
Benefits paid                                           (1,270)          (1,035)            (562)            (339)
                                                      --------         --------         --------         --------
Benefit obligation at end of year                     $ 54,960         $ 39,420         $  9,584         $  5,742
                                                      --------         --------         --------         --------

CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of year        $ 28,495         $ 31,303               --               --
Actual return (loss) on plan assets                        472           (3,560)              --               --
Employer contributions                                   5,116            1,787              562              339
Benefits paid                                           (1,270)          (1,035)            (562)            (339)
                                                      --------         --------         --------         --------
Fair value of plan assets at end of year                32,813           28,495               --               --
                                                      --------         --------         --------         --------

Funded status                                          (22,147)         (10,925)          (9,584)          (5,742)
Unrecognized net (gain) loss                            15,045              240            4,589              878
Unrecognized prior service cost                            297              305              133              144
Unrecognized net transition asset                         (199)            (348)              --               --
                                                      --------         --------         --------         --------
Net amount recognized                                 $ (7,004)        $(10,728)        $ (4,862)        $ (4,720)
                                                      --------         --------         --------         --------


27 2003 STRATTEC ANNUAL REPORT

                                                                          Pension                          Postretirement
                                                                          Benefits                            Benefits
                                                               -----------------------------          --------------------------
                                                                  2003               2002                2003            2002
                                                               ----------         ----------          ----------      ----------
AMOUNTS RECOGNIZED IN
CONSOLIDATED BALANCE SHEETS:
Accrued benefit liability                                        ($14,328)          ($10,728)
Additional minimum liability:
   Intangible asset                                                   392                 --
   Accumulated other comprehensive loss (pre-tax)                   6,932                 --
                                                               ----------         ----------
Net amount recognized                                             ($7,004)          ($10,728)
                                                               ----------         ----------

                                                                June 29,           June 30,            June 29,        June 30,
                                                                  2003               2002                2003            2002
                                                               ----------         ----------          ----------      ----------
WEIGHTED-AVERAGE ASSUMPTIONS
Discount rate                                                         6.0%              7.25%                6.0%           7.25%
Expected return on plan assets                                        8.5%               8.5%                n/a             n/a
Rate of compensation increases                                        3.5%               4.0%                n/a             n/a

     For measurement purposes, a 10 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003; the rate was assumed to decrease gradually to 6 percent by the year 2007 and remain at that level thereafter.

                                                              Pension                           Postretirement
                                                              Benefits                              Benefits
                                                 ---------------------------------      -------------------------------
                                                   2003         2002         2001         2003        2002        2003
                                                 -------      -------      -------      -------     -------     -------
COMPONENTS OF NET PERIODIC
BENEFIT COST:
Service cost                                     $ 1,802      $ 1,989      $ 1,614      $   268     $   210     $   184
Interest cost                                      2,821        2,826        2,403          407         326         286
Expected return on plan assets                    (2,930)      (2,717)      (2,491)          --          --          --
Amortization of prior service cost                     8           38           12           10          10          16
Amortization of unrecognized net (gain) loss        (160)         (87)        (304)          19          --         (25)
Amortization of net transition asset                (150)        (150)        (150)          --          --          --
                                                 -------      -------      -------      -------     -------     -------
Net periodic benefit cost                        $ 1,391      $ 1,899      $ 1,084      $   704     $   546     $   461
                                                 -------      -------      -------      -------     -------     -------


     The health care cost trend assumption has a significant effect on the postretirement benefit amounts reported. A 1% change in the health care cost trend rates would have the following effects (thousands of dollars):

                                                           1% Increase        1% Decrease
                                                           -----------        -----------
Effect on total of service and interest cost components     $  129              ($108)
Effect on Postretirement benefit obligation                 $1,118              ($966)

     All U.S. associates of the Company may participate in a 401(K) Plan. The Company contributes a fixed percentage of up to the first 6 percent of eligible compensation that a participant contributes to the plan. The Company's contributions totaled approximately $594,000 in 2003, $619,000 in 2002 and $679,000 in 2001.

SHAREHOLDERS' EQUITY

     The Company has 12,000,000 shares of authorized common stock, par value $.01 per share, with 3,758,252 and 4,131,635 shares issued and outstanding at June 29, 2003, and June 30, 2002, respectively. Holders of Company common stock are entitled to one vote for each share on all matters voted on by shareholders.

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

     The Board of Directors of the Company authorized a stock repurchase program to buy back up to 3,039,395 outstanding shares. As of June 29, 2003, 2,863,192 shares have been repurchased at a cost of approximately $101.1 million.

                                                  2003 STRATTEC ANNUAL REPORT 28

EARNINGS PER SHARE (EPS)

     A reconciliation of the components of the basic and diluted per share computations follows (thousands of dollars, except per share amounts):

                               2003                               2002                                2001
                               ----                               ----                                ----
                    Net                   Per share    Net                   Per share    Net                   Per share
                  Income      Shares        Amount   Income      Shares        Amount   Income      Shares        Amount
                  ------      ------        ------   ------      ------        ------   ------      ------        ------
Basic EPS         $16,354       3,788     $    4.32  $15,604       4,109     $    3.80  $13,026       4,310     $    3.02
                                          ---------                          ---------                          ---------
Stock Options                      67                                 76                                 91
                            ---------                          ---------                          ---------
Diluted EPS       $16,354       3,855     $    4.24  $15,604       4,185     $    3.73  $13,026       4,401     $    2.96
                            ---------     ---------            ---------     ---------            ---------     ---------

     All options were included in the computation of diluted earnings per share for the year ended June 30, 2002. Options to purchase the following shares of common stock were outstanding as of each date indicated but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common shares:

                                                    Shares        Exercise Price
                                                    ------        --------------
June 29, 2003                                       74,160            $58.59
                                                    79,500            $53.07

July 1, 2001                                        80,000            $45.79
                                                    80,000            $43.07
                                                    78,623            $37.88
                                                     5,000            $35.97
                                                    20,000            $33.63

STOCK OPTION AND PURCHASE PLANS

     The Company maintains an omnibus stock incentive plan, which provides for the granting of stock options. The Board of Directors has designated 1,600,000 shares of the Company's common stock available for grant under the plan at a price not less than the fair market value on the date the option is granted. Options become exercisable as determined at the date of grant by a committee of the Board of Directors and expire 5 to 10 years after the date of grant unless an earlier expiration date is set at the time of grant. Options vest 1 to 3 years after the date of grant.

                                                          Weighted Average
                                              Shares       Exercise Price
                                              ------       --------------
Balance at July 2, 2000                       565,571       $   25.89
Granted                                       136,000       $   38.49
Exercised                                      75,101       $   15.18
Terminated                                      2,500       $   30.81
                                             --------
Balance at July 1, 2001                       623,970       $   29.91
                                             --------
Granted                                       114,000       $   42.51
Exercised                                     299,891       $   27.07
Terminated                                     17,872       $   41.82
                                             --------
Balance at June 30, 2002                      420,207       $   34.85
                                             --------
Granted                                       167,500       $   55.34
Exercised                                     112,862       $   31.98
Terminated                                     27,060       $   47.35
                                             --------
Balance at June 29, 2003                      447,785       $   42.48
                                             --------
Exercisable as of:
June 29, 2003                                 141,825       $   27.19
June 30, 2002                                 144,079       $   19.56
July 1, 2001                                  316,847       $   20.07

Available for grant as of June 29, 2003       328,973


29 2003 STRATTEC ANNUAL REPORT

     Options granted at a price greater than the market value on the date of grant included above total 80,000 at an exercise price of $58.59 in 2003, 80,000 at an exercise price of $45.44 in 2002 and 80,000 at an exercise price of $43.07 in 2001.

     The Company accounts for its stock-based compensation plans in accordance with APB Opinion No. 25 and related Interpretations as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost related to these plans was charged against earnings in 2003, 2002, and 2001. Had compensation cost for these plans been determined consistent with SFAS No. 123, the pro forma impact on earnings per share would have been as follows (thousands of dollars):

                                                                 Year Ended
                                                -------------------------------------------
                                                June 29, 2003   June 30, 2002  July 1, 2001
                                                -------------   -------------  ------------
Net income
   As reported                                    $   16,354     $   15,604     $   13,026
   Pro forma compensation expense, net of tax            735            649            579
                                                  ----------     ----------     ----------
   Pro forma                                      $   15,619     $   14,955     $   12,447
                                                  ----------     ----------     ----------
Basic earnings per share
   As reported                                    $     4.32     $     3.80     $     3.02
   Pro forma                                      $     4.12     $     3.64     $     2.89
Diluted earnings per share
   As reported                                    $     4.24     $     3.73     $     2.96
   Pro forma                                      $     4.04     $     3.59     $     2.84

     The fair value of each option grant was estimated as of the date of grant using the Black-Scholes pricing model. The resulting pro-forma compensation cost was amortized over the vesting period.

     The grant date fair values and assumptions used to determine such impact are as follows:

Options Granted During                                2003          2002          2001
                                                    --------      --------      --------
Weighted average grant date fair value:
   Options issued at grant date market value        $  19.92      $  12.10      $  11.09
   Options issued above grant date market value     $  14.68      $   5.85      $   7.68

ASSUMPTIONS:
Risk free interest rates                                3.01%         4.22%         5.38%
Expected volatility                                    39.97%        23.53%        24.97%
Expected term (in years)                                5.75          5.67          5.50

     No dividends were assumed in the grant date fair value calculations as the Company does not intend to pay cash dividends on the Company common stock in the foreseeable future.

     The range of options outstanding as of June 29, 2003, is as follows:

                                                                Weighted Average  Weighted Average
                                             Number of           Exercise Price      Remaining
                                        Options Outstanding/      Outstanding/    Contractual Life
                                             Exercisable          Exercisable        In Years
                                             -----------          -----------        --------
$11.75-$17.05                               73,500/73,500        $12.37/$12.37          1.9
$31.95-$37.58                               30,900/13,900        $34.34/$32.76          8.2
$43.07-$45.85                              189,725/54,425        $44.73/$45.79          2.5
Over $45.85                                     153,660/-             $55.73/-          7.1
                                                                 -------------
                                                                 $42.48/$27.19

     The Company has an Employee Stock Purchase plan to provide substantially all U.S. full-time associates an opportunity to purchase shares of its common stock through payroll deductions. A participant may contribute a maximum of $5,200 per calendar year to the plan. On the last day of each month, participant account balances are used to purchase shares of stock at the average of the highest and lowest reported sales prices of a share of the Company's common stock on the NASDAQ National Market. A total of 100,000 shares may be issued under the plan. Shares issued from treasury stock under the plan totaled 955 at an average price of $48.00 during fiscal 2003, 1,621 at an average price of $38.06 during fiscal 2002, and 2,695 at an average price of $33.05 during fiscal 2001. A total of 87,198 shares are available for purchase under the plan as of June 29, 2003.

                                                  2003 STRATTEC ANNUAL REPORT 30

EXPORT SALES

     Export sales are summarized below (thousands of dollars):

                                 Export Sales           Percent of Net Sales
                                 ------------           --------------------
2003                               $26,180                        13%
2002                               $27,025                        13%
2001                               $29,013                        14%

     These sales were primarily to automotive manufacturing assembly plants in Canada and Mexico.

SALES AND RECEIVABLE CONCENTRATION

     SALES TO THE COMPANY'S LARGEST CUSTOMERS WERE AS FOLLOWS (THOUSANDS OF DOLLARS AND PERCENT OF TOTAL NET SALES):

                                          2003                  2002                   2001
                                   --------------------------------------------------------------
                                   Sales         %          Sales       %        Sales        %
                                   ------------------       ---------------      ----------------
General Motors Corporation         $ 60,951      31%        $ 64,109    31%      $160,216     30%
Ford Motor Company                   39,276      20%          42,355    21%        45,341     22%
DaimlerChrysler Corporation          34,628      18%          37,940    18%        33,939     17%
Delphi Corporation                   28,939      14%          29,500    14%        26,913     13%
                                   --------     ---         --------   ---       --------    ---
                                   $163,794      83%        $173,904    84%      $166,409     82%
                                   --------     ---         --------   ---       --------    ---


     Receivables from the Company's largest customers were as follows (thousands of dollars and percent of gross receivables):

                                                  2003                      2002
                                            -------------------------------------------
                                            Receivables   %          Receivables    %
                                            ----------------         ------------------
General Motors Corporation                   $10,744    34%            $ 5,606    20%
Ford Motor Company                             3,544    11%              4,327    15%
DaimlerChrysler Corporation                    5,780    18%              6,597    24%
Delphi Corporation                             4,930    16%              5,671    20%
                                             -------   ---             -------   ---
                                             $24,998    79%            $22,201    79%
                                             -------   ---             -------   ---


                                [STRATTEC LOGO]

31 2003 STRATTEC ANNUAL REPORT

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of STRATTEC SECURITY CORPORATION:

     We have audited the accompanying consolidated balance sheets of STRATTEC SECURITY CORPORATION and subsidiaries as of June 29, 2003 and June 30, 2002, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Company for the year ended July 1, 2001 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated July 30, 2001.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such 2003 and 2002 financial statements present fairly, in all material respects, the financial position of STRATTEC SECURITY CORPORATION and subsidiaries, as of June 29, 2003 and June 30, 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Deloitte & Touche LLP
Milwaukee, Wisconsin
July 29, 2003

REPORT OF MANAGEMENT

     The accompanying consolidated financial statements of STRATTEC SECURITY CORPORATION and subsidiaries have been prepared by management who are responsible for their integrity and objectivity. The statements have been prepared in conformity with accounting principles generally accepted in the United States of America and include amounts based on management's best estimates and judgements. Financial information elsewhere in this Annual Report is consistent with that in the financial statements.

     Management has established and maintains a system of internal control for financial reporting designed to provide reasonable assurance that errors or irregularities that could be material to the financial statements are prevented or would be detected within a timely period. In addition, management has also established and maintains a system of disclosure controls designed to provide reasonable assurance that information required to be disclosed is accumulated and reported in an accurate and timely manner. The systems of internal control and disclosure control include widely communicated statements of policies and business practices, which are designed to require all employees to maintain high ethical standards in the conduct of Company affairs. The internal controls and disclosure controls are augmented by organizational arrangements that provide for appropriate delegation of authority and division of responsibility.

     The financial statements have been audited by Deloitte & Touche LLP, independent certified public accountants. Their audit was conducted in accordance with auditing standards generally accepted in the United States of America. The Independent Auditors' Report appears in this report.

     The audit Committee of the Board of Directors, composed entirely of outside directors, meets periodically with the independent auditors and management to review accounting, auditing, internal accounting controls, litigation and financial reporting matters. The independent auditors have free access to this committee without management present.


/s/ HAROLD M. STRATTON II              /s/ JOHN CAHILL                         /s/ PATRICK J. HANSEN

Harold M. Stratton II                  John G. Cahill                          Patrick J. Hansen
Chairman and Chief Executive Officer   President and Chief Operating Officer   Vice President and Chief Financial Officer


                                                  2003 STRATTEC ANNUAL REPORT 32

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

                                                          Fiscal Years
                                --------------------------------------------------------------------
                                   2003           2002           2001           2000          1999
                                ---------      ---------      ---------      ---------     ---------
INCOME STATEMENT DATA
Net sales                       $ 196,827      $ 207,286      $ 202,973      $ 224,817     $ 202,625
Gross profit                       45,359         43,916         40,238         49,358        46,804
Engineering, selling, and
   administrative expenses         19,613         19,644         19,676         20,254        20,191
                                ---------      ---------      ---------      ---------     ---------
Income from operations             25,746         24,272         20,562         29,104        26,613
Interest income                       369            538            628          1,056         1,132
Interest expense                       --             --             --             --            --
Other income (expense), net          (156)           (42)          (514)           189          (239)
                                ---------      ---------      ---------      ---------     ---------
Income before taxes                25,959         24,768         20,676         30,349        27,506
Provision for income taxes          9,605          9,164          7,650         11,836        10,491
                                ---------      ---------      ---------      ---------     ---------

Net income                      $  16,354      $  15,604      $  13,026      $  18,513     $  17,015
                                ---------      ---------      ---------      ---------     ---------

EARNINGS PER SHARE:
   Basic                        $    4.32      $    3.80      $    3.02      $    3.75     $    3.02
   Diluted                      $    4.24      $    3.73      $    2.96      $    3.65     $    2.94
BALANCE SHEET DATA

Net working capital             $  51,277      $  50,722      $  33,174      $  32,500     $  54,861
Total assets                      118,094        121,640        101,648        108,982       128,194
Long-term liabilities              19,190         15,448         15,145         14,132        12,915
Shareholders' Equity               69,095         74,667         60,010         60,450        82,345


QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                               Earnings          Market Price
                                                                              Per Share           Per Share
                                                                          -----------------   -----------------
                Quarter       Net Sales    Gross Profit    Net Income     Basic     Diluted    High         Low
                -------       ---------    ------------    ----------     -----     -------    ----         ---
2003              First       $ 47,906       $11,353        $ 4,181       $1.08      $1.06    $56.97      $34.00
                 Second         48,680        10,938          4,036        1.07       1.05     54.88       45.40
                  Third         49,926        11,671          4,247        1.13       1.11     50.19       43.70
                 Fourth         50,315        11,397          3,890        1.03       1.02     55.00       43.75
                              --------       -------        -------       -----      -----
                  TOTAL       $196,827       $45,359        $16,354       $4.32      $4.24
                              --------       -------        -------       -----      -----

2002              First       $ 49,455       $10,082        $ 3,654       $ .90      $ .88    $36.25      $27.00
                 Second         49,178        10,106          3,235         .79        .78     36.50       27.50
                  Third         51,687        11,374          4,030         .98        .96     48.75       35.25
                 Fourth         56,966        12,354          4,685        1.13       1.11     64.29       44.93
                              --------       -------        -------       -----      -----
                  TOTAL       $207,286       $43,916        $15,604       $3.80      $3.73
                              --------       -------        -------       -----      -----

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

     Registered shareholders of record at June 29, 2003, were 3,062.

33 2003 STRATTEC ANNUAL REPORT

DIRECTORS/OFFICERS/SHAREHOLDERS INFORMATION

                                    [PHOTO]

STRATTEC Board of Directors:    (left to right) John G. Cahill, Michael J. Koss,
                                Robert Feitler, Harold M. Stratton II,
                                Frank J. Krejci

BOARD OF DIRECTORS

HAROLD M. STRATTON II, 55
Chairman and Chief Executive Officer.

JOHN G. CAHILL, 46
President and Chief Operating Officer

ROBERT FEITLER, 72
Former President and Chief Operating Officer of Weyco Group, Inc. Chairman of the Executive
Committee and Director of Weyco Group, Inc.
Trustee of ABN.AMRO Funds

MICHAEL J. KOSS, 49
President and Chief Executive Officer of
Koss Corporation. Director of Koss Corporation.

FRANK J. KREJCI, 53
President and Chief Executive Officer
of Wisconsin Furniture, LLC.

EXECUTIVE OFFICERS

HAROLD M. STRATTON II, 55

JOHN G. CAHILL, 46

PATRICK J. HANSEN, 44
Vice President- Chief Financial Officer,
Treasurer and Secretary.

DONALD J. HARROD, 59
Vice President-Engineering and
Program Development

KRIS R. PFAEHLER, 48
Vice President-Marketing and Sales

KATHRYN E. SCHERBARTH, 47
Vice President-Milwaukee Operations

MILAN R. BUNDALO, 52
Vice President-Materials

SHAREHOLDERS INFORMATION

ANNUAL MEETING

The Annual Meeting of Shareholders will convene at 8 a.m. (CDT) on October 7, 2003, at the Manchester East Hotel, 7065 North Port Washington Road, Milwaukee, WI 53217

COMMON STOCK

STRATTEC SECURITY CORPORATION common stock is traded on the NASDAQ National Market under the symbol: STRT.

FORM 10-K

You may receive a copy of the STRATTEC SECURITY CORPORATION Form 10-K, filed with the Securities and Exchange Commission, by writing to the Secretary at STRATTEC SECURITY CORPORATION, 3333 W. Good Hope Rd., Milwaukee, WI 53209.

SHAREHOLDER INQUIRIES

Communications concerning the transfer of shares, lost certificates or changes of address should be directed to the Transfer Agent.

TRANSFER AGENT AND REGISTRAR
Wells Fargo Bank Minnesota, N.A.
Shareholder Services
P.O. Box 64854
St. Paul, MN 55164-0854
1-800-468-9716


                                                                 [STRATTEC LOGO]

                                                  2003 STRATTEC ANNUAL REPORT 34

                                   [PICTURE]

                          STRATTEC SECURITY CORPORATION

           3333 WEST GOOD HOPE ROAD         MILWAUKEE, WI         53209

        TEL. 414.247.3333         FAX 414.247.3329         WWW.STRATTEC.COM


                                                [STRATTEC LOGO]