Form 10-K, Exhibit 13
period 2004-06-27
STRATTEC SECURITY CORP
filed 2004-08-27
CIK 933034

EXHIBIT 13

STRATTEC

2004 ANNUAL REPORT

[GRAPHIC OF AUTOMOBILES]

[GRAPHIC OF AUTOMOBILES]

TAKING IT TO THE STREET

     STRATTEC provides efficient,
effective access control for vehicles
around the world. And as the security
requirements of the auto industry
evolve, we continue to respond with
innovation, reliability and enhanced
security. The four vehicles pictured
on the cover represent the highest
STRATTEC content vehicles produced
by each of our major automotive
customers. They contain our
traditional lockset product, plus
in certain vehicles, ignition lock
housings and/or rear compartment
latch mechanisms.

STRATTEC

2004 ANNUAL REPORT                 [COMPANY GRAPHIC]

CONTENTS

LETTER TO THE SHAREHOLDERS	2
FINANCIAL HIGHLIGHTS	4
COMPANY DESCRIPTION	5
STRATTEC EQUIPPED VEHICLE LIST	10
MANAGEMENT’S DISCUSSION AND ANALYSIS	11
FINANCIAL STATEMENTS	18
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	31
REPORT OF MANAGEMENT	31
FINANCIAL SUMMARY	32
DIRECTORS / OFFICERS / SHAREHOLDERS’ INFORMATION	33

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

LETTER TO THE SHAREHOLDERS

AUGUST, 2004

Fellow Shareholders:

We are pleased to report another year of solid financial performance from our business. Even though our net sales of $195.6 million were essentially even with the previous year, earnings increased by 5.6% to approximately $17.3 million. This level of profitability was due to a number of factors, including the positive effects of on-going cost reduction and process improvement initiatives, a better product mix and a favorable Mexican Peso to US Dollar exchange rate. These positive factors were partially offset by increases in raw material costs, primarily zinc and brass. This level of profitability, combined with effective asset management, resulted in the Economic Value Added (EVA) generated by the business reaching $13 million — another new record for our company! For more details on our fiscal 2004 performance, we recommend you read the “Management’s Discussion and Analysis” and “Financial Statements” sections of this report.

Fiscal 2004 was also a year of interesting developments. The transition we are experiencing, and described for you in last year’s Letter to Shareholders, affected the array of our business experiences this year. Our net sales are a primary example. Although sales were even with last year, they were not stagnant. The composition of this year’s sales reflects a down swing in our traditional lock products, and increases in technology key programs, ignition lock housing products and aftermarket sales. This is confirmation of the trend we discussed last year. Over time, we expect this trend will result in the company being less reliant on our traditional lock and key products, and move us toward a business with a broader product line and customer base.

This year’s down swing in our traditional product was not as affected by de-contenting as in the past two years. This year’s swing was caused by two other factors. One factor was the continuing slide in North American production volumes experienced by our major automotive customers. Overall, the production share of these traditional North American customers has been declining, and continues to decline in the face of very stiff competition, primarily from the US facilities of Japanese-based OEMs. Our response to this situation continues to be the pursuit of the Japanese OEMs as future customers. We are making slow but steady progress in developing these customers, not only for lock sets, but for our lock housings and latches, too. We brought more focus to this effort with the organization changes we made late in fiscal 2003, and look for greater progress in fiscal 2005.

The other factor is related to our customers’ ever-present pressure to reduce their costs. One of their emerging tactics is the encouragement of new competition in the supply base for locksets. As the supplier with the largest market share for these products in North America, we stand to be the most affected by this tactic. In reality, the size of our market share (which has been greater than 50% since the early 1930s) has always made us a target. But we have defended that position pretty well over the years, and intend to continue to do so even in the face of the newer purchasing tactics. There is no doubt that the market for locksets will be more volatile as a result of our customers’ initiatives. But we are reinforcing the strengths that helped us attain the market share we hold, including product expertise, manufacturing excellence and high levels of service.

Relative to our new product and customer initiatives, we can report that positive progress has been made in developing our position in the ignition lock housing business. We have won programs that broaden our customer base and position us to be a leader in this product category. Interestingly, the housing business is subject to many of the technology shifts we have experienced in our traditional lock products. However, we are in a better position to be an integrator of these electronic technologies because the housing is the place where the mechanical and electronic interface will occur in many of the systems being considered by the auto manufacturers. In one of the programs we won this year, we will be a supplier to a major electronics supplier of the housing and the mechanical components to

LETTER TO THE SHAREHOLDERS
complete the system. We are very involved in helping define other systems being considered by the OEMs, and this should also position us well for the future.

While we are generally not viewed as being an “electronics company,” we have worked to establish ourselves as capable in electronics. In that context, there have been some positive developments with the integrated keys we have been producing for one of our customers. As you may recall, these keys incorporate remote key fob electronics into the head of a key. These keys have represented a solid increase in dollar sales value due to their content. However, the electronic content has been purchased, including the assembly of the electronics into the key heads we produce, thereby limiting our manufacturing added value. That is changing as we have recently been approved to assemble a significant portion of the electronics into the key head. This process change will be implemented soon, and follow-on programs with this type of key for other customers will be processed in a similar manner. This is another positive step along the way to establishing our credibility as an integrator of electronics.

As noted earlier, our aftermarket initiatives have improved sales in this area of our business. Additionally, demand for replacement electronically enhanced immobilizer and integrated keys is ramping up as the use of these keys for OE production has escalated over the past several years. This ramp up improves our aftermarket sales mix. We introduced the “XL” line of keys to the aftermarket during the year, offering electronic replacement keys for many popular foreign and some domestic vehicles we do not supply on an OE basis. We also introduced diagnostic tools required to properly service the vehicles that use these keys, thereby giving automotive locksmiths everything they need to be of service to consumers.

One of the key elements in pursuing the fundamental beliefs we presented to you in last year’s Letter is getting our existing and potential customers to look at us differently than they have in the past. We have been known for our traditional lock and key products because we have done that so well for so long. That’s positive, but we cannot afford to be pigeon holed and our broader strengths ignored because of perceptions that we are a lock and key supplier only. One of the goals of our organization change last year was to align our human resources in a manner that would present our broader capabilities to customers in a compelling way, and get them thinking about us differently than they may have been. This means using our sales and engineering people in new ways, with new contacts at key decision making points within our customer organizations. We are pleased to report that there are encouraging signs that we have made significant progress in this regard during this fiscal year. We are better positioned this year to capture new product opportunities in housings and latches than we have been since embarking on our new product strategy.

This interesting year has clearly shown that the dynamics affecting STRATTEC and its customers requires constant vigilance, quick and effective responses, and perseverance. Things are changing at an accelerating rate. Some challenges and opportunities can be anticipated, and some appear at a moment’s notice. Either way, we believe we are positioned to respond appropriately in terms of our vision of the future, the focus on our expanded product line, the resources we have brought to bear, and our financial strength. The transition we are going through will not be smooth. But it will be exciting, and over time should result in a better STRATTEC.

One of this company’s major strengths over the past five years has been the stable shareholder base we have enjoyed. As always, we appreciate your support of and confidence in this business. Thank you for being a part of this company.

Sincerely,

   /s/ Harold M. Stratton II                     /s/ John G. Cahill
Harold M. Stratton II                                                                   John G. Cahill
Chairman and Chief Executive Officer        President and Chief Operating Officer

FINANCIAL HIGHLIGHTS (IN MILLIONS)

	2004	2003	2002

Net Sales	$195.6	$196.8	$207.3
Gross Profit	47.5	45.4	43.9
Income from Operations	26.9	25.7	24.3
Net Income	17.3	16.4	15.6
Total Assets	137.2	118.1	121.6
Total Debt	-	-	-
Shareholders' Equity	89.9	69.1	74.7

ECONOMIC VALUE ADDED (EVA®)

All U.S. associates and many of our Mexico-based salaried associates participate in incentive plans that are based upon our ability to add economic value to the enterprise. During 200, $13.0 million of positive economic value was generated, an increase of $1.9 million compared to the economic value the business generated in 2003. We continue to believe that EVA® represents STRATTEC’s ultimate measure of success and shareholder value.

Net Operating Profit After Cash-Basis Taxes                                                           $18.7
Average Net Capital Employed                                                       $51.7
Capital Cost                                                                                          11%
     5.7
Economic Value Added                          $13.0

EVA is not a traditional financial measurement under U.S. GAAP and may not be similar to EVA calculations used by other companies. However, STRATTEC believes the reporting of EVA provides investors with greater visibility of economic profit. The following is a reconciliation of the relevant GAAP financial measures to the non-GAAP measures used in the calculation of STRATTEC’s EVA.

Net Operating Profit After Cash-Basis Taxes:

2004 Net Income as Reported	$17.3
Deferred Tax Provision	1.4

Net Operating Profit After
Cash-Basis Taxes	$18.7

Average Monthly Net Capital Employed:
Total Shareholders’ Equity as Reported at June 27, 2004	$89.9
Current Interest Bearing Assets	(57.3)
Long-Term Liabilities	12.1
Other	(0.5)
Net Capital Employed at June 27, 2004	44.2
Impact of 12 Month Average	7.5
Average Monthly Net Capital Employed	$51.7

EVA is a registered trademark of Stern, Stewart & Co.

COMPANY DESCRIPTION
BASIC BUSINESS

STRATTEC SECURITY CORPORATION designs, develops, manufactures and markets mechanical locks, electro-mechanical locks, latches and related security/access control products for major North American and global automotive manufacturers. We also supply keys and lock repair components to the aftermarket through our Distributor network and through relationships with organizations supporting the dealerships and retail (hardware) channels. Through our alliance with WITTE-Velbert GmbH in Germany, both companies’ security/access control products are manufactured and marketed globally.

HISTORY

STRATTEC was formerly a division of Briggs & Stratton Corporation. On February 27, 1995, STRATTEC was spun off from Briggs & Stratton through a tax-free distribution to the then-existing Briggs & Stratton shareholders. STRATTEC received substantially all of the assets and liabilities related to the lock and key business owned by Briggs & Stratton.

[Graphic of Briggs & Stratton Corporation]

Starting as a division of Briggs & Stratton, and continuing today as a totally separate and independent company, we have a history in the automotive security business spanning nearly 90 years. We have also been in the zinc die-casting business for more than 90 years. STRATTEC has been the world’s largest producer of automotive locks and keys since the late 1920s. We currently maintain a dominant share of the North American markets for these products.

PRODUCTS

Our principal products are locks and keys for cars and light trucks. A typical new car uses a set of three to four locks. A typical 3-way lockset contains a steering column/ignition lock, a driver’s door lock and a rear compartment (trunk, hatch or liftgate) lock. Pickup trucks typically use two to three locks, while sport utility vehicles and vans use three to five locks. Some vehicles have additional locks for consoles, storage compartments or folding rear seats. Pick up truck tailgate locks, spare tire locks and burglar alarm locks are offered as options. Usually, two keys are provided with each vehicle lock set. A number of vehicles we supply are using keys with sophisticated radio frequency identification technology for theft prevention. Recently, keys with remote entry devices integrated into a single unit have been added to our product line.

Another relatively new and growing product line for us is ignition lock housings. These housings are the mating part for our ignition locks and typically are part of the steering column structure, although there are instrument-panel-mounted versions for certain vehicle applications. These housings are zinc or magnesium die castings and can include electronic components for theft deterrent systems.

We are also developing expertise in additional access control products, including trunk latches, liftgate latches, tailgate latches, hood latches, side door latches and related hardware for this product category.

COMPANY DESCRIPTION
MARKETS

We are a direct supplier to OEM auto and light truck manufacturers as well as other transportation-related manufacturers. For the 2004 model year our lock and key products enjoyed a 57% market share in the North American automotive industry, supplying nearly 78% of General Motors’ production, over 66% of Ford’s, 96% of DaimlerChrysler’s and 100% of Mitsubishi’s production. We are also an OEM-components supplier to other "Tier 1" automotive suppliers and other industrial manufacturers.

[Graphic of Milwaukee Distribution Service Warehouse]

Direct sales to various OEMs represent approximately 85% of total sales. The remainder of the company’s revenue is received primarily through sales to the aftermarket.

Sales to our major automotive customers are coordinated through direct sales personnel located in our Detroit-area office. Sales are also facilitated through daily interaction between our application engineers located in Detroit and customer engineering departments. Sales to other OEM customers are accomplished through a combination of our own sales personnel and manufacturer representative agencies. STRATTEC’s products are supported by an extensive staff of experienced lock, housing and latch engineers. This staff, which includes product design, quality and manufacturing engineers, is capable of providing complete design, development and testing services of new products for our customers. This staff is also available for customer problem solving, warranty analysis, and other activities that arise during a product’s life cycle. Our customers receive after-sales support in the form of special field service kits, service manuals, and specific in-plant production repair programs.

The majority of our OEM products are sold in North America. However, our dominance in the North American market makes STRATTEC one of the largest producers of automotive locks and keys in the world. While a modest amount of exporting is done to automotive assembly plants in Europe and South America, we are in the process of expanding our presence in these markets and elsewhere through our alliance with WITTE-Velbert GmbH.

OEM service and replacement parts are sold to the OEM’s own service operations. In addition, we distribute our components and security products to the automotive aftermarket through approximately 50 authorized wholesale distributors, as well as other marketers and users of component parts, including export customers. Increasingly, our products find their way into the retail channel, specifically the hardware store channel. Our ability to provide a full line of keys to that channel has been accomplished through the introduction of the STRATTEC “XL” key line. This extension to our line includes keys that we currently do not supply on an OE basis, including keys for Toyota, Honda and other popular domestic and import vehicles. This extended line of keys is augmented by a variety of diagnostic programming tools. Together, the diagnostic to our full line of keys enable automotive repair specialist to satisfy consumer needs for repair or replacement parts. These aftermarket activities are serviced through a warehousing operation integral to our Milwaukee headquarters and manufacturing facility.

[Graphic of Car Keys]

COMPANY DESCRIPTION
CUSTOMER/PRODUCT FOCUS

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

[Graphic of Milwaukee Headquarters and Manufacturing Facility]

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

[Graphic of STRATTEC de Mexico Assembly Facility]

To serve our customers’ product needs, STRATTEC’s engineering resources are organized by product type. We have four product groups: Locks and Keys, Latches, Ignition Lock Housings and Electrical. Each group has an Engineering Manager and a complement of skilled engineers who design and develop products for specific applications. In doing this, each engineering group works closely with the Customer Business Managers, team Engineering Program Managers, sales personnel and application engineers.

[Graphic of STRATTEC Components Automotrices]

Underlying this organization is a formalized product development process to identify and meet customer needs in the shortest possible time. By following this streamlined development system, we shorten product lead times, tighten our response to market changes and provide our customers with the optimum value solution to their security/access control requirements. STRATTEC is also QS9000, ISO/TS 16949 and ISO 14001 certified. This means we embrace the philosophy that quality should exist not only in the finished product, but in every step of our processes as well.

COMPANY DESCRIPTION
OPERATIONS

A significant number of the components that go into our products are manufactured at our main facility and headquarters in Milwaukee, Wisconsin. This facility produces zinc die cast components, stampings and key blanks. Key finishing takes place at STRATTEC Componentes Automotrices in Juarez, Mexico. The majority of our assembly operations take place at STRATTEC de Mexico, also located in Juarez. Packaging and distribution of service and aftermarket product is accomplished at the Milwaukee facility.

ADVANCED DEVELOPMENT

Research and development activities are centered around a dedicated research engineering staff we call our Advanced Development Group. This group has the responsibility for developing future products and processes that will keep us in the forefront of the markets we serve. Projects we are pursuing focus on electronic and mechanical access control products, modularization of related access/security control components and new manufacturing processes to reduce costs for ourselves and our customers.

ALLIANCE

In fiscal 2001, we entered into a formal alliance with WITTE-Velbert GmbH, a designer developer, manufacturer and marketer of automotive access control products for European- based customers. Our alliance with WITTE consists of two main initiatives. The first is a set of cross-licensing agreements which allows STRATTEC to manufacture, market and sell WITTE products in North America, and allows WITTE to manufacture, market and sell STRATTEC products in Europe. In this way, both STRATTEC and WITTE have established international reach for their respective products and services, while sharing the potential profits of those products sold outside of their respective home markets.

The second initiative is a 50-50 joint venture company, WITTE-STRATTEC LLC, which is the legal entity through which we and WITTE are pursuing emerging markets outside of Europe and North America. Additionally, the two companies jointly own the intellectual property rights for any products that result from the coordinated activities of our respective research and development resources.

[Graphic of Automobile]

COMPANY DESCRIPTION
[Graphic of Global Partners]

1. STRATTEC - Milwaukee, Wisconsin	5. WITTE - Nejdek, Czech Republic
2. STRATTEC - de Mexico, Juarez, Mexico	6. WITTE-STRATTEC do Brasil - Sao Paulo, Brazil
3. STRATTEC - Componentes Automotrices - Juarez, Mexico	7. WITTE-STRATTEC China - Fuzhou, China
4. WITTE - Velbert, Germany	8. WITTE-STRATTEC Great Shanghai Co. - Shanghai, China

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

ECONOMIC VALUE COMMITMENT

The underlying philosophy of our business, and the means by which we measure our performance, is Economic Value Added (EVA®). Simply stated, economic value is created when our business enterprise yields a return greater than the cost of capital we and our shareholders have invested in STRATTEC. The amount by which our return exceeds the cost of our capital is EVA®. In line with this philosophy, EVA® bonus plans are in effect for all our U.S. associates, outside directors and many of our Mexico-based associates as an incentive to help positively drive the business.

STRATTEC’s significant market presence is the result of a nine-decade-long commitment to creating quality products and systems that are responsive to changing needs. As technologies advance and markets grow, STRATTEC retains that commitment to meeting and exceeding the expectations of our customers, and providing economic value to our shareholders.

VEHICLE LIST

2005 VEHICLES

We are proud to be associated with many of the quality North America. The following model year 2005 cars and light trucks are equipped with STRATTEC products.

[Graphic of STRATTEC Products]
CARS

Buick Allure (Canada only)	Chrysler PT Cruiser	Lincoln LS
Buick Century	Chrysler Sebring	Lincoln Town Car
Buick LaCrosse	Dodge Magnum	Mercury Grand Marquis
Buick LaSabre	Dodge Neon	Mercury Montego
Cadillac XLR	Dodge Stratus	Mercury Sable
Cadillac Deville/Concours	Dodge Viper	Mitsubishi Eclipse/
Chevrolet Cavalier	Ford Five Hundred	Eclipse Spyder
Chevrolet Corvette	Ford Crown Victoria	Mitsubishi Galant
Chevrolet Impala	Ford Freestyle	Pontiac Grand Am
Chevrolet Malibu Classic	Ford GT	Pontiac Sunfire
Chevrolet Monte Carlo	Ford Mustang	Saturn Ion
Chrysler 300/300C	Ford Taurus
Chrysler Pacifica	Ford Thunderbird

LIGHT TRUCKS, VANS AND SPORT UTILITY VEHICLES

Buick Rainier	Dodge Caravan/	GMC Yukon
Buick Rendezvous	Grand Caravan	GMC Yukon XL
Buick Terraza	Dodge Dakota Pickup	Hummer H2
Cadillac Escalade	Dodge Durango	Isuzu Ascender
Cadillac Escalade ESV	Dodge Ram Pickup	Jeep Grand Cherokee
Cadillac Escalade EXT	Ford Excursion	Jeep Liberty
Chevrolet Astro	Ford Expedition	Jeep Wrangler/
Chevrolet Avalanche	Ford Explorer	Wrangler Unlimited
Chevrolet Blazer	Ford Explorer Sport Trac	Lincoln Aviator
Chevrolet Express Van	Ford F-Series Pickup	Lincoln Navigator
Chevrolet Silverado Pickup	Ford F-Series Super Duty	Lincoln Town Truck
Chevrolet SSR	Ford Ranger Pickup	(late introduction)
Chevrolet Suburban	GMC Envoy/Envoy XL	Mazda B-Series Pickup
Chevrolet Tahoe	GMC Envoy XUV	Mercury Mountaineer
Chevrolet Trailblazer/	GMC Jimmy	Mitsubishi Endeavor
Trailblazer EXT	GMC Safari	Pontiac Montana
Chevrolet Uplander	GMC Savana	Saturn Relay
Chrysler Town & Country	GMC Sierra Pickup

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Discussion and Analysis should be read in conjunction with the Company’s Financial Statements and Notes thereto. Unless otherwise indicated, all references to years refer to fiscal years.

RESULTS OF OPERATIONS
2004 Compared To 2003

Net sales were $195.6 million in 2004 compared to $196.8 million in 2003. Sales to DaimlerChrysler Corporation and Delphi Corporation increased in the current year compared to the prior year with DaimlerChrysler at $42.0 million compared to $34.6 million and Delphi at $30.2 million compared to $28.9 million. The sales increase to DaimlerChrysler Corporation is primarily the result of content changes on existing products. The sales increase to Delphi Corporation is primarily the result of sales for new product programs, which were partially off-set by lower customer vehicle production on vehicles the Company supplies, discontinued models and pre-programmed price reductions. Sales to General Motors Corporation, Ford Motor Company and Mitsubishi Motor Manufacturing of America, Inc. decreased in the current year compared to the prior year with General Motors at $52.2 million compared to $61.0 million, Ford at $34.7 million compared to $39.3 million and Mitsubishi at $7.0 million compared to $9.4 million. The decrease in sales to these customers is primarily the result of lower customer vehicle production, and to a lesser degree, discontinued models and pre-programmed price decreases. Increased aftermarket sales substantially offset the overall reduction in sales to the Company’s largest customers.

Continuing a trend experienced over the last two years, the Company’s sales to Mitsubishi Motor Manufacturing of America, Inc. declined $2.4 million in the current year due to their reduced production volumes. On July 22, 2004 Mitsubishi publicly announced the discontinuation of second shift operations at their Normal, Illinois assembly plant by October 2004, thereby further reducing their production volumes to approximately 140,000 vehicles annually in North America. This will result in reduced Company sales to Mitsubishi in fiscal 2005 and 2006. In addition, due primarily to the economic pressures affecting Mitsubishi, they have informed the Company that they intend to consolidate the purchase of their lock set requirements with their Japanese supplier for the 2007 model year. This will effectively end the Company’s supply of production requirements to Mitsubishi by the start of its 2007 fiscal year. Mitsubishi represented approximately 3.5 percent of the Company’s fiscal 2004 sales.

Gross profit as a percentage of net sales was 24.3 percent in the current year compared to 23.0 percent in the prior year. The gross margin improvement was attributed primarily to the Company’s on-going manufacturing process improvement initiatives, a more positive sales mix and a favorable Mexican peso to U.S. dollar exchange rate. The inflation rate in Mexico for the 12 months ended June 2004 was approximately 4 percent while the U.S. dollar/Mexican peso exchange rate increased to approximately 11.15 pesos to the dollar in the current year from approximately 10.35 pesos to the dollar in the prior year. These favorable items were partially offset by higher purchased raw material costs for brass and zinc.

Engineering, selling and administrative expenses were $20.6 million or 10.5 percent of net sales in 2004, compared to $19.6 million or 10.0 percent of net sales in 2003. The increase is primarily the result of the April 2003 human resources realignment in which resources were shifted to the engineering area to support new product development.

Income from operations was $26.9 million in 2004, compared to $25.7 million in 2003, reflecting the increased profitability as discussed above.

The effective income tax rate was 37.5 percent in 2004 compared to 37.0 percent in 2003. The overall effective tax rate differs from the federal statutory tax rate primarily due to the effects of state income taxes.

RESULTS OF OPERATIONS
2003 Compared To 2002

Net sales were $196.8 million in 2003 compared to $207.3 million in 2002. Overall sales to the Company’s largest customers decreased in 2003 compared to 2002. Production

MANAGEMENT'S DISCUSSION AND ANALYSIS
sales volumes were relatively consistent with 2002. However, sales were negatively impacted by the elimination of certain mechanical and electronic content within the Company’s lockset products resulting from customer efforts to reduce vehicle cost and by pre-programmed price reductions. In addition, 2002 sales included the after-effects of a June 2001 strike at the Company’s Milwaukee facility, which resulted in approximately $1.5 million of past due June orders being shipped during the first quarter of 2002 in addition to regular quarterly orders. The change in sales to the Company’s largest customers in 2003 compared to 2002 include General Motors Corporation at $61.0 million compared to $64.1 million, Delphi Corporation at $28.9 million compared to $29.5 million, DaimlerChrysler Corporation at $34.6 million compared to $37.9 million, Ford Motor Company at $39.3 million compared to $42.4 million and Mitsubishi Motor Manufacturing of America, Inc. at $9.4 million compared to $10.0 million.

Gross profit as a percentage of net sales was 23.0 percent in 2003 compared to 21.2 percent in 2002. The improvement is primarily due to the Company’s on-going cost reduction initiatives at its Milwaukee, Wisconsin and Juarez, Mexico facilities along with reduced U.S. dollar costs at the Company’s Mexico assembly facility due to a favorable Mexican peso to U.S. dollar exchange rate. The inflation rate in Mexico for the 12 months ended June 2003 was approximately 5.0 percent while the U.S. dollar/Mexican peso exchange rate increased to approximately 10.35 in 2003 from approximately 9.30 in 2002. In addition, during the early part of 2002, additional costs were incurred to expedite past due orders and rebuild inventories depleted during the June 2001 strike at the Milwaukee facility that reduced gross profit margins.

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

LIQUIDITY AND CAPITAL RESOURCES

The Company generated cash from operating activities of $29.4 million in 2004 compared to $17.6 million in 2003. The increased generation of cash between periods is the result of changes in operating assets and liabilities. The change in accounts receivable in 2004 was a decrease of $122,000 compared to an increase of $3.3 million in 2003. The change in accounts receivable in 2003 was based on the normal timing of scheduled payments received from customers. The change in other assets in 2004 was a decrease of $1.0 million compared to an increase of $1.1 million in 2003. The decrease in other assets in 2004 is the result of a reduction in the Company’s investment in customer-owned tooling of $2.9 million and a reduction in income taxes recoverable of $638,000, which were partially offset by a $2.0 million contribution to the rabbi trust supporting the noncontributory supplemental executive retirement plan (SERP). The change in accounts payable and accrued liabilities was an increase of $954,000 in 2004 compared to a decrease of $4.8 million in 2003. In 2004 the accounts payable balance increased $4.8 million compared to a reduction of $1.3 million in 2003. The increase in 2004 is due to lengthening payment terms with a significant supplier as well as the timing of payments in accordance with normal payment terms. The reduction in 2003 is based on normal payment terms with suppliers. In 2004 the income tax payable balance increased $963,000 compared to a decrease of $1.7 million in 2003. In 2004 there was a $7.0 million contribution to the Company’s qualified pension fund, compared to a $5.0 million contribution in 2003. The LIFO inventory balance of $8.4 million is consistent with the prior year balance of $7.9 million.

Capital expenditures in 2004 were $5.5 million, compared to $3.8 million in 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Expenditures were primarily in support of requirements for new product programs and the upgrade and replacement of existing equipment. The Company anticipates that capital expenditures will be approximately $6 million in fiscal 2005, primarily in support of requirements for new product programs and the upgrade and replacement of existing equipment.

The Board of Directors of the Company has authorized a stock repurchase program to buy back up to 3,239,395 outstanding shares. A total of 2,940,392 shares have been repurchased as of June 27, 2004, at a cost of approximately $105.7 million. Additional repurchases may occur from time to time. Funding for the repurchases was provided by cash flow from operations.

The Company has a $50.0 million unsecured, revolving credit facility (the “Credit Facility”), which expires October 31, 2004. There were no outstanding borrowings under the Credit Facility at June 27, 2004. Interest on borrowings under the Credit Facility are at varying rates based, at the Company’s option, on the London Interbank Offering Rate or the bank’s prime rate. The Credit Facility contains various restrictive covenants including covenants that require the Company to maintain minimum levels for certain financial ratios such as tangible net worth, ratio of indebtedness to tangible net worth and fixed charge coverage. The Company believes that the Credit Facility is adequate, along with cash flow from operations, to meet its anticipated capital expenditure, working capital and operating expenditure requirements.

The Company has not been significantly impacted by inflationary pressures over the last several years, except for rising health care costs which have increased the Company’s cost of employee medical coverage, fluctuations in the market price of zinc and brass, and inflation in Mexico, which impacts the U.S. dollar costs of the Mexican operations. The Company has entered into purchase commitments for a percentage of its zinc requirements through June 2005. This will reduce the financial impact of future price fluctuations. The Company does not hedge the peso exposure.

CONTRACTUAL OBLIGATIONS

The contractual obligations of the Company are as follows as of June 27, 2004 (thousands of dollars):

	Payments Due By Period

Contractual Obligation	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years

Operating Leases	$2,096	$576	$974	$546	$-
Purchase Obligations	2,821	2,821	-	-	-

Total	$4,917	$3,397	$974	$546	$-

JOINT VENTURES

On November 28, 2000, the Company signed certain alliance agreements with E. WITTE Verwaltungsgesellschaft GmbH, and its operating unit, WITTE-Velbert GmbH & Co. KG (“WITTE”). WITTE, of Velbert, Germany, is a privately held, QS 9000 and VDA 6.1 certified automotive supplier. WITTE designs, manufactures and markets components including locks and keys, hood latches, rear compartment latches, seat back latches, door handles and specialty fasteners. WITTE’s primary market for these products has been Europe. The WITTE-STRATTEC alliance provides a set of cross-licensing agreements for the manufacture, distribution and sale of WITTE products by the Company in North America, and the manufacture, distribution and sale of the Company’s products by WITTE in Europe. Additionally, a joint venture company (“WITTE-STRATTEC LLC”) in which each Company holds a 50 percent interest has been established to seek opportunities to manufacture and sell both Companies’ products in areas of the world outside of North America and Europe.

MANAGEMENT'S DISCUSSION AND ANALYSIS
In November, 2001, WITTE-STRATTEC do Brasil, a joint venture formed between WITTE-STRATTEC LLC and Ifer Estamparia e Ferramentaria Ltda. was formed to service customers in South America. In March, 2002, WITTE-STRATTEC China was formed and in April, 2004, WITTE-STRATTEC Great Shanghai Co. was formed. WITTE-STRATTEC China and WITTE-STRATTEC Great Shanghai Co. are joint ventures between WITTE-STRATTEC LLC and a unit of Elitech Technology Co. Ltd. of Taiwan and will be the base of operations to service the Company’s automotive customers in the Asian market.

The investments are accounted for using the equity method of accounting. The activities related to the joint ventures resulted in a gain of approximately $72,000 in 2004 and a loss of approximately $99,000 in 2003.

CRITICAL ACCOUNTING POLICIES

The Company believes the following represent its critical accounting policies:

Pension and Postretirement Health Benefits – The determination of the obligation and expense for pension and postretirement health benefits is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in the Notes to Financial Statements and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation and health care costs. In accordance with accounting principles generally accepted in the United States of America, actual results that differ from these assumptions are accumulated and amortized over future periods. While the Company believes that the assumptions used are appropriate, significant differences in the actual experience or significant changes in the assumptions may materially affect the pension and postretirement health obligations and future expense.

Other Reserves – The Company has reserves such as an environmental reserve, an incurred but not reported claim reserve for self-insured health plans, a worker’s compensation reserve, and a repair and maintenance supply parts reserve. These reserves require the use of estimates and judgment with regard to risk exposure, ultimate liability and net realizable value. The Company believes such reserves are estimated using consistent and appropriate methods. However, changes to the assumptions could materially affect the recorded reserves.

RISK FACTORS

The Company understands it is subject to the following risk factors based on its operations and the nature of the automotive industry in which it operates:

Loss of Significant Customers, Vehicle Content, Technology Changes and Market Share – Sales to General Motors Corporation, Ford Motor Company, DaimlerChrysler Corporation and Delphi Corporation represent approximately 81 percent of the Company’s annual sales. The contracts with these customers provide for supplying the customer’s requirements for a particular model. The contracts do not specify a specific quantity of parts. The contracts typically cover the life of a model, which averages approximately 4 to 5 years. Certain customer models may also be market tested annually. Therefore, the loss of any one of these customers, the loss of a contract for a specific vehicle model, reduction in vehicle content, technological changes or a significant reduction in demand for certain key models could have a material adverse effect on the Company’s existing and future revenues and net income.

The Company’s major customers also have significant underfunded legacy liabilities related to pension and postretirement health care obligations. The future impact of these items along with a continuing decline in their North American automotive market share to the Foreign-Owned North American Automotive Manufacturers (primarily the Japanese Automotive Manufacturers) may have a significant impact on the Company’s future sales and collectibility risks.

Cost Reduction – There is continuing pressure from the Company’s major customers

MANAGEMENT'S DISCUSSION AND ANALYSIS
to reduce the prices the Company charges for its products. This requires the Company to generate cost reductions, including reductions in the cost of components purchased from outside suppliers. If the Company is unable to generate sufficient production cost savings in the future to offset programmed price reductions, the Company’s gross margin and profitability will be adversely affected.

Cyclicality and Seasonality in the Automotive Market – The automotive market is highly cyclical and is dependent on consumer spending and to a certain extent on customer sales incentives. Economic factors adversely affecting consumer demand for automobiles and automotive production could adversely impact the Company’s revenues and net income. The Company typically experiences decreased revenue and operating income during the first fiscal quarter of each year due to the impact of scheduled customer plant shut-downs in July and new model changeovers.

Foreign Operations – As discussed under Joint Ventures, the Company has joint venture investments in both Brazil and China. These operations are currently not material. However, as these operations expand, their success will depend, in part, on the Company’s and its partners’ ability to anticipate and effectively manage certain risks inherent in international operations including: enforcing agreements and collecting receivables through certain foreign legal systems, payment cycles of foreign customers, compliance with foreign tax laws, general economic and political conditions in these countries, and compliance with foreign laws and regulations.

Currency Exchange Rate Fluctuations – The Company incurs a portion of its expenses in Mexican pesos. Exchange rate fluctuations between the U.S. dollar and the Mexican peso could have an adverse effect on financial results.

Sources of and Fluctuations in Market Prices of Raw Materials – The primary raw materials used by the Company are high-grade zinc, brass, aluminum and plastic resins. These materials are generally available from a number of suppliers, but the Company has chosen to concentrate its sourcing with one primary vendor for each commodity. The Company believes its sources of raw materials are reliable and adequate for its needs. However, the development of future sourcing issues related to the availability of these materials as well as significant fluctuations in the market prices of these materials may have an adverse affect on the Company’s financial results.

Disruptions Due to Work Stoppages and Other Labor Matters – The Company’s major customers and many of their suppliers have unionized work forces. Work stoppages or slow-downs experienced by the Company’s customers or their suppliers could result in slow-downs or closures of assembly plants where the Company’s products are included in assembled vehicles. For example, strikes by the United Auto Workers led to a shut-down of most of General Motors Corporation’s North American assembly plants in June and July of 1998. A material work stoppage experienced by one or more of the Company’s customers could have an adverse effect on the Company’s business and its financial results. In addition, all production associates at the Company’s Milwaukee facility are unionized. A 16-day strike by these associates in June 2001 resulted in increased costs by the Company as all salaried associates worked with additional outside resources to produce the components necessary to meet customer requirements. The current contract with the unionized associates is effective through June 26, 2005. The Company may encounter further labor disruption after the expiration date of this contract and may also encounter unionization efforts in its other plants or other types of labor conflicts, any of which could have an adverse effect on the Company’s business and its financial results.

Environmental and Safety Regulations – The Company is subject to federal, state, local and foreign laws and other legal requirements related to the generation, storage, transport, treatment and disposal of materials as a result of its manufacturing and assembly operations. These laws include the Resource Conservation and Recovery Act (as amended), the Clean Air Act (as amended), and the Comprehensive Environmental Response,

MANAGEMENT'S DISCUSSION AND ANALYSIS
Compensation and Liability Act (as amended). The Company has an environmental management system that is ISO-14001 certified. The Company believes that its existing environmental management system is adequate and it has no current plans for substantial capital expenditures in the environmental area. An environmental reserve was established in 1995 for estimated costs to remediate a site at the Company’s Milwaukee facility that was contaminated by a former above ground solvent storage tank, located on the east side of the facility. The contamination occurred in 1985. This is being monitored in accordance with federal, state and local requirements. The Company does not currently anticipate any material adverse impact on its results of operations, financial condition or competitive position as a result of compliance with federal, state, local and foreign environmental laws or other legal requirements. However, risk of environmental liability and charges associated with maintaining compliance with environmental laws is inherent in the nature of the Company’s business and there is no assurance that material liabilities or charges could not arise.

Highly Competitive Automotive Supply Industry – The automotive component supply industry is highly competitive. Some of the Company’s competitors are companies, or divisions or subsidiaries of companies, that are larger than the Company and have greater financial and technology capabilities. The Company’s products may not be able to compete successfully with the products of these other companies, which could result in loss of customers and, as a result, decreased revenues and profitability. In addition, the Company’s competitive position in the North American automotive component supply industry could be adversely affected in the event that it is unsuccessful in making strategic acquisitions, alliances or establishing joint ventures that would enable it to expand globally. The Company principally competes for new business at the beginning of the development of new models and upon the redesign of existing models by its major customers. New model development generally begins two to five years prior to the marketing of such new models to the public. The failure to obtain new business on new models or to retain or increase business on redesigned existing models could adversely affect the Company’s business and financial results. In addition, as a result of relatively long lead times for many of its components, it may be difficult in the short-term for the Company to obtain new sales to replace any unexpected decline in the sale of existing products. The Company may incur significant product development expense in preparing to meet anticipated customer requirements which may not be recovered.

Program Volume and Pricing Fluctuations – The Company incurs costs and makes capital expenditures for new program awards based upon certain estimates of production volumes over the anticipated program life for certain vehicles. While the Company attempts to establish the price of its products for variances in production volumes, if the actual production of certain vehicle models is significantly less than planned, the Company’s revenues and net income may be adversely affected. The Company cannot predict its customers’ demands for the products it supplies either in the aggregate or for particular reporting periods.

Investments in Customer Program Specific Assets – The Company makes investments in machinery and equipment used exclusively to manufacture products for specific customer programs. This machinery and equipment is capitalized and depreciated over the expected useful life of each respective asset. Therefore, the loss of any one of the Company’s major customers or specific vehicle models could result in impairment in the value of these assets and have a material adverse effect on the Company’s financial results.

MANAGEMENT'S DISCUSSION AND ANALYSIS
PROSPECTIVE INFORMATION

A number of the matters and subject areas discussed in this Annual Report contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of forward-looking words or phrases such as “anticipate,” “believe,” “would,” “expect,” “intend,” “may,” “planned,” “potential,” “should,” “will,” and “could.” These include expected future financial results, product offerings, global expansion, liquidity needs, financing ability, planned capital expenditures, management’s or the Company’s expectations and beliefs, and similar matters discussed in the Company’s Management’s Discussion and Analysis. The discussions of such matters and subject areas are qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from the Company’s actual future experience.

The Company’s business, operations and financial performance are subject to certain risks and uncertainties, which could result in material differences in actual results from the Company’s current expectations. These risks and uncertainties include, but are not limited to, general economic conditions, in particular relating to the automotive industry, customer demand for the Company’s and its customer’s products, competitive and technological developments, customer purchasing actions, foreign currency fluctuations, costs of operations and other matters described under “Risk Factors” above.

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

C O N S O L I D A T E D   S T A T E M E N T S  OF  I N C O M E

(IN THOUSANDS, EXCEPT SHARE AMOUNTS AND PER SHARE AMOUNTS)

	Years Ended

	June 27, 2004	June 29, 2003	June 30, 2002

NET SALES	$195,646	$196,827	$207,286
Cost of goods sold	148,159	151,468	163,370

GROSS PROFIT	47,487	45,359	43,916
Engineering, selling, and administrative expenses	20,624	19,613	19,644

INCOME FROM OPERATIONS	26,863	25,746	24,272
Interest income	426	369	538
Interest expense	-	-	-
Other income (expense), net	362	(156)	(42)

INCOME BEFORE PROVISION FOR INCOME TAXES	27,651	25,959	24,768
Provision for income taxes	10,369	9,605	9,164

NET INCOME	$17,282	$16,354	$15,604

EARNINGS PER SHARE: BASIC	$4.56	$4.32	$3.80

DILUTED	$4.49	$4.24	$3.73

AVERAGE SHARES OUTSTANDING: BASIC	3,788	3,788	4,109
DILUTED	3,849	3,855	4,185

The accompanying notes are an integral part of these consolidated statements.

C O N S O L I D A T E D   B A L A N C E    S H E E T S

(IN THOUSANDS, EXCEPT SHARE AMOUNTS AND PER SHARE AMOUNTS)

	June 27, 2004	June 29, 2003

ASSETS CURRENT ASSETS: Cash and cash equivalents	$54,231	$29,902
Receivables, less allowance for doubtful accounts of $250 at June 27, 2004 and June 30, 2003	30,931	31,173
Inventories	8,361	7,884
Customer tooling in progress	679	3,573
Deferred income taxes	1,959	1,923
Income taxes refundable	-	638
Other current assets	8,265	5,993

Total current assets	104,426	81,086
DEFERRED INCOME TAXES	-	1,973
INVESTMENT IN JOINT VENTURES	1,336	1,141
PROPERTY, PLANT, AND EQUIPMENT, NET	31,428	33,894

	$137,190	$118,094

LIABILITIES AND SHAREHOLDERS’ EQUITY CURRENT LIABILITIES: Accounts payable	$18,787	$13,990
Accrued liabilities: Payroll and benefits	11,067	11,205
Environmental	2,710	2,720
Income taxes	963	-
Other	1,757	1,894

Total current liabilities	35,284	29,809

BORROWINGS UNDER REVOLVING CREDIT FACILITY	-	-
DEFERRED INCOME TAXES	543	-
ACCRUED PENSION OBLIGATIONS	6,487	14,328
ACCRUED POSTRETIREMENT OBLIGATIONS	5,024	4,862
SHAREHOLDERS’ EQUITY: Common stock, authorized 12,000,000 shares $.01 par value, issued 6,754,892 shares at June 27, 2004 and 6,608,642 shares at June 29, 2003	68	66
Capital in excess of par value	70,415	63,830
Retained earnings	130,230	112,948
Accumulated other comprehensive loss	(5,385)	(6,891)
Less: Treasury stock at cost (2,926,687 shares at June 27, 2004 and 2,850,390 shares at June 29, 2003)	(105,476)	(100,858)

Total shareholders’ equity	89,852	69,095

	$137,190	$118,094

The accompanying notes are an integral part of these consolidated balance sheets.

C O N S O L I D A T E D   S T A T E M E N T S   O F
S H A R E H O L D E R S ’   E Q U I T Y   (IN THOUSANDS)

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Comprehensive Income

BALANCE, JULY 1, 2001	$62	$49,545	$80,990	$(1,749)	$(68,838)

Net Income	-	-	15,604	-	-	$15,604
Translation adjustments	-	-	-	(691)	-	(691)

Comprehensive income						$14,913

Purchase of common stock	-	-	-	-	(10,165)
Exercise of stock options and employee stock purchases, including tax benefit of $1,727	3	9,880	-	-	26

BALANCE, JUNE 30, 2002	65	59,425	96,594	(2,440)	(78,977)

Net Income	-	-	16,354	-	-	16,354
Translation adjustments	-	-	-	(153)	-	(153)
Minimum pension liability, net of tax of $2,634	-	-	-	(4,298)	-	(4,298)

Comprehensive income						$11,903

Purchase of common stock	-	-	-	-	(21,897)
Exercise of stock options and employee stock purchases, including tax benefit of $766	1	4,405	-	-	16

BALANCE, JUNE 29, 2003	66	63,830	112,948	(6,891)	(100,858)

Net Income	-	-	17,282	-	-	17,282
Translation adjustments	-	-	-	(270)	-	(270)
Minimum pension liability, net of tax of $1,088	-	-	-	1,776	-	1,776

Comprehensive income						$18,788

Purchase of common stock	-	-	-	-	(4,633)
Exercise of stock options and employee stock purchases, including tax benefit of $1,368	2	6,585	-	-	15

BALANCE, JUNE 27, 2004	$68	$70,415	$130,230	$(5,385)	$(105,476)

The accompanying notes are an integral part of these consolidated statements.

C O N S O L I D A T E D   S T A T E M E N T S   O F   C A S H   F L O W S
(IN THOUSANDS)

	Years Ended

	June 27, 2004	June 29, 2003	June 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES Net Income	$17,282	$16,354	$15,604
Adjustments to reconcile net income to net cash provided by operating activities: Depreciation	7,704	7,854	8,270
Loss on disposition of property, plant and equipment	116	227	115
Deferred income taxes	1,393	1,229	(391)
Change in operating assets and liabilities: (Increase) decrease in receivables	122	(3,350)	(771)
(Increase) decrease in inventories	(477)	358	363
(Increase) decrease in other assets	1,047	(1,141)	(2,587)
Increase (decrease) in accounts payable and accrued liabilities	954	(4,757)	5,691
Tax benefit from options exercised	1,368	766	1,727
Other, net	(144)	65	(417)

Net cash provided by operating activities	29,365	17,605	27,604

CASH FLOWS FROM INVESTING ACTIVITIES Investment in joint ventures	(125)	(876)	(690)
Purchase of property, plant, and equipment	(5,523)	(3,772)	(5,297)
Proceeds received on sale of property, plant, and equipment	12	230	24

Net cash used in investing activities	(5,636)	(4,418)	(5,963)

CASH FLOWS FROM FINANCING ACTIVITIES Purchase of common stock	(4,633)	(21,897)	(10,165)
Exercise of stock options	5,233	3,656	8,182

Net cash provided by (used in) financing activities	600	(18,241)	(1,983)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	24,329	(5,054)	19,658

CASH AND CASH EQUIVALENTS Beginning of year	29,902	34,956	15,298

End of year	$54,231	$29,902	$34,956

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION Income taxes paid	$5,950	$9,899	$6,544
Interest paid	-	-	-

The accompanying notes are an integral part of these consolidated statements.

NOTES TO FINANCIAL STATEMENTS

ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

STRATTEC SECURITY CORPORATION (the “Company”) designs, develops, manufacturers and markets mechanical locks, electro-mechanical locks, latches and related security/access control products for global automotive manufacturers. The accompanying financial statements reflect the consolidated results of the Company and its wholly owned Mexican subsidiaries, STRATTEC de Mexico and STRATTEC Componentes Automotrices, both located in Juarez, Mexico. The Company has only one reporting segment.

The significant accounting policies followed by the Company in the preparation of these financial statements, as summarized in the following paragraphs, are in conformity with accounting principles generally accepted in the United States of America.

Principles of Consolidation and Presentation: The accompanying financial statements reflect the consolidated results of the Company and its wholly owned Mexican subsidiaries. All intercompany accounts have been eliminated.

Reclassifications: Certain reclassifications have been made to the 2003 financial statements to conform to the 2004 presentation.

Fiscal Year: The Company’s fiscal year ends on the Sunday nearest June 30.

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

Cash and Cash Equivalents: Cash and cash equivalents include all short-term investments with an original maturity of three months or less due to the short-term nature of the instruments. Excess cash balances are placed in a money market account at a high quality financial institution and in short-term commercial paper.

Receivables: Receivables consist primarily of trade receivables due from Original Equipment Manufacturers in the automotive industry and locksmith distributors relating to our service and aftermarket business. The Company evaluates the collectibility of its receivables based on a number of factors. An allowance for doubtful accounts is recorded for significant past due receivable balances based on a review of the past due items, general economic conditions and the industry as a whole. Changes in the Company's allowance for doubtful accounts are as follows (thousands of dollars):

	Balance, Beginning of Year	Provision Charged to Expense	Payments and Accounts Written Off	Balance, End of Year

Year ended June 27, 2004	$250	$26	$26	$250
Year ended June 29, 2003	$250	$53	$53	$250
Year ended June 30, 2002	$250	$42	$42	$250

Inventories: Inventories are stated at cost, which does not exceed market. The last-in, first-out (LIFO) method is used for determining the cost of the inventories at the end of each period.

Inventories consist of the following (thousands of dollars):
	June 27, 2004	June 29, 2003

Finished products	$2,659	$2,269
Work in process	4,620	4,460
Purchased materials	4,441	3,810
LIFO adjustment	(3,359)	(2,655)

	$8,361	$7,884

Customer Tooling in Progress: The Company incurs costs related to tooling used in component production and assembly. The Company accumulates its costs for development of certain tooling which will be directly reimbursed by the customer whose parts are produced from the tool. These costs are accumulated on the Company’s balance sheet and are then billed to the customer upon formal acceptance by the customer of products produced with the individual tool. Other tooling costs are not directly reimbursed by the customer. These costs are capitalized and amortized over the life of the related product based on the fact that the Company will use the related tool over the life of the supply arrangement.

NOTES TO FINANCIAL STATEMENTS

Property, Plant, and Equipment: Property, plant, and equipment are stated at cost, and depreciation is computed using the straight-line method over the following estimated useful lives:

Classification	Expected Useful Lives

Land improvements Buildings and improvements Machinery and equipment	20 years 20 to 35 years 3 to 10 years

Property, plant, and equipment consist of the following (thousands of dollars):

	June 27, 2004	June 29, 2003

Land	$1,410	$1,410
Buildings and improvements	11,987	11,720
Machinery and equipment	89,213	85,940

	102,610	99,070
Less: accumulated depreciation	(71,182)	(65,176)

	$31,428	$33,894

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less estimated costs to sell.

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

Supplier Concentrations: During 2004, approximately 28 percent of all inventory purchases were made from two major suppliers. During 2003 and 2002, approximately 19 percent and 17 percent, respectively, of all inventory purchases were made from one major supplier. The Company does have long-term contracts or arrangements with most of its suppliers to guarantee the availability of merchandise.

Labor Concentrations: The Company had approximately 2,000 full-time employees of which approximately 355 or 17.8 percent were represented by a labor union at June 27, 2004. The employees represented by a labor union account for all production associates at the Company’s Milwaukee facility. The current contract with the unionized associates is effective through June 26, 2005.

Revenue Recognition: Revenue is recognized upon the shipment of products, which is when title passes, payment terms are final, the Company has no remaining obligations, and the customer is required to pay, net of estimated returns and allowances.

Research and Development Costs: Expenditures relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. Research and development expenditures were approximately $2.0 million in 2004, $2.4 million in 2003 and $2.2 million in 2002.

Product Warranty: The Company provides a specific accrual for known product issues. Historical activity for product issues has not been significant.

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

Accumulated Other Comprehensive Loss: Accumulated other comprehensive loss is comprised of the following (thousands of dollars):

	June 27, 2004	June 29, 2003	June 30, 2002

Minimum pension liability, net of tax	$2,522	$4,298	$-
Foreign currency translation	2,863	2,593	2,440

	$5,385	$6,891	$2,440

Deferred taxes have not been provided for the translation adjustments in accordance with SFAS No. 109, “Accounting for Income Taxes.”

NOTES TO FINANCIAL STATEMENTS

Accounting For Stock Based Compensation: The Company accounts for its stock-based compensation plans under the intrinsic value recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations as permitted by SFAS No. 123, “Accounting for Stock -Based Compensation.” As the exercise price of all options granted under this plan was equal to or exceeded the market price of the underlying stock on the grant date, no stock-based employee compensation cost related to these plans was charged against earnings in 2004, 2003 and 2002. Had compensation cost for these plans been determined consistent with SFAS No. 123, the pro forma impact on earnings per share would have been as follows (thousands of dollars, except per share amounts):

	Year Ended

	June 27, 2004	June 29, 2003	June 30, 2002

Net Income As reported	$17,282	$16,354	$15,604
Pro forma compensation expense, net of tax	889	735	649

Pro forma	$16,393	$15,619	$14,955

Basic earnings per share As reported	$4.56	$4.32	$3.80
Pro forma	$4.33	$4.12	$3.64
Diluted earnings per share As reported	$4.49	$4.24	$3.73
Pro forma	$4.30	$4.04	$3.59

The fair value of each option grant was estimated as of the date of grant using the Black-Scholes pricing model. The resulting pro forma compensation cost was amortized over the vesting period.

The grant date fair values and assumptions used to determine such impact are as follows:

Options Granted During	2004	2003	2002

Weighted average grant date fair value: Options issued at grant date market value	$16.29	$19.92	$12.10
Options issued above grant date market value	$ 8.06	$14.68	$ 5.85

Assumptions: Risk free interest rates	2.42%	3.01%	4.22%
Expected volatility	17.57%	39.97%	23.53%
Expected term (in years)	4.67	5.75	5.67

No dividends were assumed in the grant date fair value calculations as the Company does not intend to pay cash dividends on the Company common stock in the foreseeable future.
The range of options outstanding as of June 27, 2004, is as follows:

	Number of Options Outstanding/Exercisable	Weighted Average Exercise Price Outstanding/Exercisable	Weighted Average Remaining Contractual Life (In Years)

$11.75-$17.05	40,000/40,000	$12.89/$12.89	1.0
$31.95-$37.58	6,250/6,250	$34.47/$34.47	7.2
$43.07-$45.85	101,625/4,000	$44.72/$45.39	2.3
Over $45.85	239,660/25,500	$57.85/$53.07	5.6

		$49.32/$29.91

NOTES TO FINANCIAL STATEMENTS

INVESTMENT IN JOINT VENTURES

The Company has entered into a joint venture with E. WITTE Verwaltungsgesellschaft GmbH, and its operating unit, WITTE-Velbert GmbH & Co. KG (“WITTE”), WITTE-STRATTEC LLC, in which each company holds a 50 percent interest. The joint venture was established to seek opportunities to manufacture and sell both companies’ products in areas of the world outside of North America and Europe.

In November 2001, WITTE-STRATTEC do Brasil, a joint venture formed between WITTE-STRATTEC LLC and Ifer Estamparia e Ferramentaria Ltda. was formed to service customers in South America. On March 1, 2002, WITTE-STRATTEC China was formed and in April 2004, WITTE-STRATTEC Great Shanghai Co. was formed. WITTE-STRATTEC China and WITTE-STRATTEC Great Shanghai Co. are joint ventures between WITTE-STRATTEC LLC and a unit of Elitech Technology Co. Ltd. of Taiwan and will be the base of operations to service the Company’s automotive customers in the Asian market.

The investments are accounted for using the equity method of accounting. The activities related to the joint ventures resulted in a gain of approximately $72,000 in 2004 and losses of approximately $99,000 and $297,000 in 2003 and 2002, respectively.

REVOLVING CREDIT FACILITY

The Company has a $50 million unsecured, revolving credit facility (the "Credit Facility"), which expires October 31, 2004. Interest on borrowings under the Credit Facility are at varying rates based, at the Company’s option, on the London Interbank Offering Rate, or the bank’s prime rate. There were no outstanding borrowings at June 27, 2004 or June 29, 2003. There were no borrowings under the Credit Facility during 2004, 2003, 2002.

The Credit Facility contains various restrictive covenants that require the Company to maintain minimum levels for certain financial ratios, including tangible net worth and fixed charge coverage. Minimum tangible net worth is based on specified financial results and is calculated at approximately $29.5 million at June 27, 2004. As of June 27, 2004, the Company was in compliance with all debt covenants.

COMMITMENTS AND CONTINGENCIES

In 1995, the Company recorded a provision of $3.0 million for estimated costs to remediate a site at the Company’s Milwaukee facility that was contaminated by a solvent spill, which occurred in 1985, from a former above-ground solvent storage tank located on the east side of the facility. The Company continues to monitor and evaluate the site and minimal activity has taken place since the provision was recorded in 1995. The ultimate resolution of this matter is still unknown. However, management believes, based upon findings-to-date and known environmental regulations, that the environmental reserve at June 27, 2004, is adequate to cover any future developments.

At June 27, 2004, the Company had purchase commitments for zinc and other purchased parts of approximately $2.8 million payable in 2005. Minimum rental commitment under all non-cancelable leases with a term in excess of one year are payable as follows: 2005-$576,000; 2006-$504,000; 2007-$470,000; 2008-$356,000; 2009-$190,000.

INCOME TAXES

The provision for income taxes consists of the following (thousands of dollars):

	2004	2003	2002

Currently payable: Federal	$6,882	$6,344	$6,895
State	1,496	1,409	1,635
Foreign	598	623	1,025

	8,976	8,376	9,555
Deferred tax (benefit) provision	1,393	1,229	(391)

	$10,369	$9,605	$9,164

NOTES TO FINANCIAL STATEMENTS

A reconciliation of the U.S. statutory tax rates to the effective tax rates follows:

	2004	2003	2002

U.S. statutory rate	35.0%	35.0%	35.0%
State taxes, net of federal tax benefit	3.9	4.3	4.1
Foreign sales benefit	(.7)	(.9)	(.9)
Other	(.7)	(1.4)	(1.2)

	37.5%	37.0%	37.0%

The components of deferred tax assets and (liabilities) are as follows (thousands of dollars):

	June 27, 2004	June 29, 2003

Deferred income taxes-current: Customer tooling	$95	$133
Payroll-related accruals	449	485
Environmental reserve	1,030	1,033
Other	385	272

	$1,959	$1,923

Deferred income taxes-noncurrent: Accrued pension obligations	$776	$2,661
Additional minimum pension liability	1,546	2,634
Accumulated depreciation	(4,774)	(5,169)
Postretirement obligations	1,909	1,847

	$(543)	$1,973

Foreign income before the provision for income taxes was $1.8 million in 2004, $1.7 million in 2003 and $2.5 million in 2002.

RETIREMENT PLANS AND POSTRETIREMENT COSTS

The Company has a noncontributory defined benefit pension plan covering substantially all U.S. associates. Benefits are based on years of service and final average compensation. The Company's policy is to fund at least the minimum actuarially computed annual contribution required under the Employee Retirement Income Security Act of 1974 (ERISA). Plan assets consist primarily of listed public equity and fixed income securities.

The Company has a noncontributory supplemental executive retirement plan (SERP), which is a nonqualified defined benefit plan pursuant to which the Company will pay supplemental pension benefits to certain key employees upon retirement based upon the employees’ years of service and compensation. The SERP is being funded through a rabbi trust with M&I Trust Company. At June 27, 2004 and June 29, 2003, the trust assets had a value of $3.1 million and $907,000, respectively. These assets are included in Other Current Assets in the Consolidate Balance Sheets. The projected benefit obligation was $3.0 million and $2.7 million at June 27, 2004 and June 29, 2003, respectively. The SERP liabilities are included in the pension tables below. However, the trust assets are excluded from the table as they do not qualify as plan assets under SFAS No. 87, “Employers’ Accounting for Pensions.”

The Company also sponsors a postretirement health care plan. The Company recognizes the expected cost of retiree health care benefits for substantially all U.S. associates during the years that the associates render service. Any new U.S. associates hired after June 1, 2001 are no longer eligible for postretirement plan benefits. The postretirement health care plan is unfunded.

     The following tables summarize the pension and postretirement plans’ income and expense, funded status, and actuarial assumptions for the years indicated (thousands of dollars). The Company uses a June 30 measurement date for its pension and postretirement plans.

NOTES TO FINANCIAL STATEMENTS

	Pension Benefits		Postretirement Benefits

	2004	2003	2004	2003

CHANGE IN BENEFIT OBLIGATION: Benefit obligation at beginning of year	$54,960	$39,420	$9,584	$5,742
Service cost	2,198	1,802	316	268
Interest Cost	3,253	2,821	564	407
Actuarial (gain) loss	(1,261)	12,187	354	3,729
Benefits paid	(1,525)	(1,270)	(962)	(562)

Benefit obligation at end of year	$57,625	$54,960	$9,856	$9,584

CHANGE IN PLAN ASSETS: Fair value of plan assets at beginning of year	$32,813	$28,495	$-	$-
Actual return on plan assets	4,677	472	-	-
Employer contribution	7,000	5,116	962	562
Benefits paid	(1,525)	(1,270)	(962)	(562)

Fair value of plan assets at end of year	42,965	32,813	-	-

Funded status	(14,660)	(22,147)	(9,856)	(9,584)
Unrecognized net loss	12,378	15,045	4,708	4,589
Unrecognized prior service cost	289	297	124	133
Unrecognized net transition asset	(49)	(199)	-	-

Net amount recognized	$(2,042)	$(7,004)	$(5,024)	$(4,862)

AMOUNTS RECOGNIZED IN CONSOLIDATED BALANCE SHEETS: Accrued benefit liability	$(6,487)	$(14,328)
Additional minimum liability: Intangible asset	377	392
Accumulated other comprehensive loss (pre-tax)	4,068	6,932

Net amount recognized	$(2,042)	$(7,004)

The pension benefits have a separately determined accumulated benefit obligation, which is the actuarial present value of benefits based on service rendered and current and past compensation levels. This differs from the projected benefit obligation in that it includes no assumptions about future compensation levels. The accumulated benefit obligation was $49.5 million and $47.1 million at June 27, 2004 and June 29, 2003, respectively.

	June 27, 2004	June 29, 2003	June 27, 2004	June 29, 2003

WEIGHTED-AVERAGE ASSUMPTIONS Benefit Obligations: Discount rate	6.25%	6.0%	6.25%	6.0%
Rate of compensation increases	3.5%	3.5%	n/a	n/a
Net Periodic Benefit Cost: Discount rate	6.0%	7.25%	6.0%	7.25%
Expected return on plan assets	8.5%	8.5%	n/a	n/a
Rate of compensation increases	3.5%	4.0%	n/a	n/a

For measurement purposes, a 10 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2004; the rate was assumed to decrease gradually to 6 percent by the year 2008 and remain at that level thereafter.

NOTES TO FINANCIAL STATEMENTS

	Pension Benefits			Postretirement Benefits

	2004	2003	2002	2004	2003	2002

COMPONENTS OF NET PERIODIC BENEFIT COST: Service cost	$2,198	$1,802	$1,989	$316	$268	$210
Interest cost	3,253	2,821	2,826	564	407	326
Expected return on plan assets	(3,459)	(2,930)	(2,717)	-	-	-
Amortization of prior service cost	8	8	38	10	10	10
Amortization of unrecognized net (gain) loss	187	(160)	(87)	235	19	-
Amortization of net transition asset	(150)	(150)	(150)	-	-	-

Net periodic benefit cost	$2,037	$1,391	$1,899	$1,125	$704	$546

The health care cost trend assumption has a significant effect on the postretirement benefit amounts reporte A 1% change in the health care cost trend rates would have the following effects (thousands of dollars):

	1% Increase	1% Decrease

Effect on total of service and interest cost components	$ 126	($109)

Effect on postretirement benefit obligation	$1,103	($975)

The Company employs a total return investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of short and long-term plan liabilities, plan funded status and corporate financial condition. The investment portfolio contains a diversified blend of equity and fixed income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks, as well as growth and value style managers, and small, mid and large market capitalizations. The investment portfolio does not include any real estate holdings. The investment policy prohibits investment in Company stock. Investment risk is measured and monitored on an ongoing basis through periodic investment portfolio reviews, annual liability measurements and periodic asset/iability studies. The Company’s pension plan weighted-average asset allocations by asset category are as follows:

	Target Allocation	June 27, 2004	June 29, 2003

Equity investments	65%	65%	70%
Fixed-Income Investments	35%	35%	30%

Total	100%	100%	100%

The Company’s expected long-term rate of return on U.S. pension plan assets is 8.5%. The target asset allocation is 65% public equity and 35% fixed income. The 8.5% is approximated by applying returns of 10% on public equity and 6% on foxed income to the target allocation. The actual historical returns are also relevant. Annualized returns for periods ended June 27, 2004 were 9.9% for 10 years, 9.8% for 15 years and 11.9% for 20 years.

The Company expects to contribute approximately $8 million to its qualified pension plan and $1,049,000 to its postretirement health care plan in fiscal 2005. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (thousands of dollars):

	Pension	Postretirement

2005	$ 1,584	$1,049
2006	1,759	1,092
2007	1,893	1,169
2008	2,042	1,268
2009	2,212	1,369
2010-2014	15,452	8,685

NOTES TO FINANCIAL STATEMENTS

In May 2004, the FASB issued Financial Staff Position No. FAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (the Act), to address the impact of the Act enacted in December 2003. The Act provides a prescription drug benefit for Medicare eligible employees starting in 2006. The impact of the Act on the Company is not expected to be material.

All U.S. associates of the Company may participate in a 401(K) Plan. The Company contributes a fixed percentage of up to the first 6 percent of eligible compensation that a participant contributes to the plan. The Company’s contributions totaled approximately $594,000 in 2004, $594,000 in 2003 and $619,000 in 2002.

SHAREHOLDERS’ EQUITY

The Company has 12,000,000 shares of authorized common stock, par value $.01 per share, with 3,828,205 and 3,758,252 shares issued and outstanding at June 27, 2004, and June 29, 2003, respectively. Holders of Compan common stock are entitled to one vote for each share on all matters voted on by shareholders.

On February 27, 1995, one common stock purchase right (a “right”) was distributed for each share of the Company’s common stock outstanding. The rights are not currently exercisable, but would entitle shareholders to buy one-half of one share of the Company’s common stock at an exercise price of $30 per share if certain events occurred relating to the acquisition or attempted acquisition of 20 percent or more of the outstanding shares. The rights expire in the year 2005, unless redeemed or exchanged by the Company earlier.

The Board of Directors of the Company authorized a stock repurchase program to buy back up to 3,239,395 outstanding shares. As of June 27, 2004, 2,940,392 shares have been repurchased at a cost of approximately $105.7 million.

EARNINGS PER SHARE (EPS)

A reconciliation of the components of the basic and diluted per share computations follows (thousands of dollars, except per share amounts):

	2004			2003			2002

	Net Income	Shares	Per-Share Amount	Net Income	Shares	Per-Share Amount	Net Income	Shares	Per-Share Amount

Basic EPS	$17,282	3,788	$4.56	$16,354	3,788	$4.32	$15,604	4,109	$3.80
Stock Options		61			67			76

Diluted EPS	$17,282	3,849	$4.49	$16,354	3,855	$4.24	$15,604	4,185	$3.73

All options were included in the computation of diluted earnings per share for the years ended June 27, 2004 and June 30, 2002. Options to purchase the following shares of common stock were outstanding as of June 29, 2003, but were not included in the computation of diluted EPS because the options’ exercise prices were greater than the average market price of the common shares:

Shares	Exercise Price

74,160	$58.59
79,500	$53.07

NOTES TO FINANCIAL STATEMENTS

STOCK OPTION AND PURCHASE PLANS

The Company maintains an omnibus stock incentive plan, which provides for the granting of stock options. The Board of Directors has designated 1,600,000 shares of the Company’s common stock available for grant under the plan at a price not less than the fair market value on the date the option is granted. Options become exercisable as determined at the date of grant by a committee of the Board of Directors and expire 5 to 10 years after the date of grant unless an earlier expiration date is set at the time of grant. Options vest 1 to 3 years after the date of grant.
	Shares	Weighted Average Exercise Price

Balance at July 1, 2001	623,970	$29.91
Granted	114,000	$42.51
Exercised	299,891	$27.07
Terminated	17,872	$41.82

Balance at June 30, 2002	420,207	$34.85

Granted	167,500	$55.34
Exercised	112,862	$31.98
Terminated	27,060	$47.35

Balance at June 29, 2003	447,785	$42.48

Granted	89,000	$61.33
Exercised	146,250	$35.43
Terminated	3,000	$53.07

Balance at June 27, 2004	387,535	$49.39

Exercisable as of: June 27, 2004	75,750	$29.91
June 29, 2003	141,825	$27.19
June 30, 2002	144,079	$19.56
Available for grant as of June 27, 2004	242,973

Options granted at a price greater than the market value on the date of grant included above total 80,000 at an exercise price of $61.68 in 2004, 80,000 at an exercise price of $58.59 in 2003 and 80,000 at an exercise price of $45.44 in 2002.

The Company has an Employee Stock Purchase plan to provide substantially all U.S. full-time associates an opportunity to purchase shares of its common stock through payroll deductions. A participant may contribute a maximum of $5,200 per calendar year to the plan. On the last day of each month, participant account balances are used to purchase shares of stock at the average of the highest and lowest reported sales prices of a share of the Company’s common stock on the NASDAQ National Market. A total of 100,000 shares may be issued under the plan. Shares issued from treasury stock under the plan totaled 903 at an average price of $57.13 during fiscal 2004, 955 at an average price of $48.00 during fiscal 2003, and 1,621 at an average price of $38.06 during fiscal 2002. A total of 86,295 shares are available for purchase under the plan as of June 27, 2004.

EXPORT SALES

Export sales are summarized below (thousands of dollars):

	2004	2003	2002

Export Sales	$34,352	$26,180	$27,025
Percent of Net Sales	18%	13%	13%

These sales were primarily to automotive manufacturing assembly plants in Canada and Mexico.
SALES AND RECEIVABLE CONCENTRATION

Sales to the Company’s largest customers were as follows (thousands of dollars and percent of total net sales):

	2004		2003		2002

	Sales	%	Sales	%	Sales	%

General Motors Corporation	$52,210	27%	$60,951	31%	$64,109	31%
Ford Motor Company	34,713	18%	39,276	20%	42,355	21%
DaimlerChrysler Corporation	41,965	21%	34,628	18%	37,940	18%
Delphi Corporation	30,155	15%	28,939	14%	29,500	14%

	$159,043	81%	$163,794	83%	$173,904	84%

Receivables from the Company’s largest customers were as follows (thousands of dollars and percent of gross receivables):

	2004		2003

	Receivables	%	Receivables	%

General Motors Corporation	$8,223	26%	$10,744	34%
Ford Motor Company	3,379	11%	3,544	11%
DaimlerChrysler Corporation	7,372	24%	5,780	18%
Delphi Corporation	5,986	19%	4,930	16%

	$24,960	80%	$24,998	79%

REPORTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of STRATTEC SECURITY CORPORATION:

We have audited the accompanying consolidated balance sheet of STRATTEC SECURITY CORPORATION and subsidiaries as of June 27, 2004 and the related consolidated statements of income, shareholders’ equity and cash flows for the year ended June 27, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company as of June 29, 2003 and for the years ended June 29, 2003 and June 30, 2002 were audited by other auditors. Those auditors expressed an unqualified opinion on those financial statements in their report dated July 29, 2003.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of STRATTEC SECURITY CORPORATION and subsidiaries, as of June 27, 2004, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Grant Thornton LLP
Milwaukee, Wisconsin
July 27, 2004

REPORT OF MANAGEMENT

The accompanying consolidated financial statements of STRATTEC SECURITY CORPORATION and subsidiaries have been prepared by management who are responsible for their integrity and objectivity. The statements have been prepared in conformity with accounting principles generally accepted in the United States of America and include amounts based on management’s best estimates and judgements. Financial information elsewhere in this Annual Report is consistent with that in the financial statements.

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

The financial statements have been audited by Grant Thornton LLP, independent registered public accountants. Their audit was conducted in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). The Independent Registered Public Accountant’s Report appears in this report.

The audit Committee of the Board of Directors, composed entirely of outside directors, meets periodically with the independent auditors and management to review accounting, auditing, internal accounting controls, litigation and financial reporting matters. The independent auditors have free access to this committee without management present.

/s/ Harold M. Stratton II	/s/ John G. Cahill	/s/ Partrick J. Hansen

Harold M. Stratton II	John G. Cahill	Patrick J. Hansen
Chairman and Chief Operating Officer	President and Chief Financial Officer	Vice President and Chief Executive Officer

FINANCIAL SUMMARY

FIVE-YEAR FINANCIAL SUMMARY

The financial data for each period presented below reflects the consolidated results of the Company and its wholly owned subsidiaries. The information below should be read in conjunction with “Management’s Discussion and Analysis,” and the Financial Statements and Notes thereto included elsewhere herein. The following data are in thousands of dollars except per share amounts.

	Fiscal Years

	2004	2003	2002	2001	2000

INCOME STATEMENT DATA
Net Sales	$195,646	$196,827	$207,286	$202,973	$224,817
Gross Profit	47,487	45,359	43,916	40,238	49,358
Engineering, selling and administrative expenses	20, 624	19,613	19,644	19,676	20,254

Income from operations	26,863	25,746	24,272	20,562	29,104
Interest income	426	369	538	628	1,056
Interest expense	-	-	-	-	-
Other income (expense), net	362	(156)	(42)	(514)	189

Income before taxes	27,651	25,959	24,768	20,676	30,349
Provision for income taxes	10,369	9,605	9,164	7,650	11,836

Net income	$17,282	$16,354	$15,604	$13,026	$18,513

Earnings per share:
Basic	$4.56	$4.32	$3.80	$3.02	$3.75
Diluted	4.49	4.24	3.73	2.96	3.65

BALANCE SHEET DATA

Net working capital	$69,142	$51,277	$50,722	$33,174	$32,500
Total assets	137,190	118,094	121,640	101,648	108,982
Long-term liabilities	12,054	19,190	15,448	15,145	14,132
Shareholders' Equity	89,852	69,095	74,667	60,010	60,450

QUARTERLY FINANCIAL DATE (UNAUDITED)
The following data are thousands of dollars except per share amounts.

					Earnings Per Share		Market Price Per Share

	Quarter	Net Sales	Gross Profit	Net Income	Basic	Diluted	High	Low

2004	First	$44,420	$10,458	$3,582	$0.95	$0.94	$56.25	$47.74
	Second	50,014	12,102	4,619	1.23	1.21	61.10	47.08
	Third	49,266	12,184	4,447	1.17	1.15	69.27	57.66
	Fourth	51,946	12,743	4,634	1.21	1.19	68.78	57.49

	TOTAL	$195,646	$47,487	$17.282	$4.56	$4.49

2003	First	$47,906	$11,353	$4,181	$1.08	$1.06	$56.97	$34.00
	Second	48,680	10,938	4,036	1.07	1.05	54.88	45.40
	Third	49,926	11,671	4,247	1.13	1.11	50.19	43.70
	Fourth	50,315	11,397	3,890	1.03	1.02	55.00	43.75

	TOTAL	$196,827	$45,359	$16,354	$4.32	$4.24

    The Company does not intend to pay cash dividends on the Company’s common stock in the foreseeable future; rather, it is currently anticipated that Company earnings will be retained for use in its business. The future payment of dividends will depend on business decisions that will be made by the Board of Directors from time to time based on the results of operations and financial condition of the Company and such other business considerations as the Board of Directors considers relevant. The Company’s revolving credit agreement contains restrictions on the payment of dividends.

    Registered shareholders of record at June 27, 2004, were 2,925.

DIRECTORS/OFFICERS/SHAREHOLDER INFORMATION

EXECUTIVE OFFICERS

Harold M. Stratton II, 56

 John G. Cahill, 47

Patrick J. Hansen, 45
Vice President-Chief Financial Officer, Treasurer and Secretary

Donald J. Harrod, 60
Vice President-Engineering and Program Development

Kathryn E. Scherbarth, 48
Vice President-Milwaukee Operations

Milan R. Bundalo, 53
Vice President-Materials

SHAREHOLDERS’ INFORMATION

Annual Meeting
The Annual Meeting of Shareholders will convene at 8:00 a.m. (CST) on October 5, 2004, at the
Manchester East Hotel, 7065 North Port Washington Road, Milwaukee, WI 53217

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

Transfer Agent and Registrar
Wells Fargo Bank, N.A.
Shareholder Services
P.O. Box 64854
St. Paul, MN 55164-0854
1.800.468.9716

[Graphic - Picture of Board of Directors]

BOARD OF DIRECTORS

Harold M. Stratton II, 56
Chairman and Chief Executive Officer.

John G. Cahill, 47
President and Chief Operating Officer.

Robert Feitler, 73
Former President and Chief Operating Officer of Weyco Group, Inc.
Chairman of the Executive Committee and
Director of Weyco Group, Inc.
Trustee of ABN.AMRO Funds.

Michael J. Koss, 50
President and Chief Executive Officer of Koss Corporation.
Director of Koss Corporation.

Frank J. Krejci, 54
President and Chief Executive Officer of Wisconsin Furniture, LLC.

THE TRUSTED LEADER IN
       AUTOMOTIVE ACCESS CONTROL PRODUCTS

[COMPANY GRAPHIC]

STRATTEC SECURITY CORPORATION
3333 WEST GOOD HOPE ROAD
MILWAUKEE, WI 53209
PHONE 414.247.3333 FAX 414.247.3329
www.strattec.com