Form 10-K, Exhibit 13
period 2005-07-03
STRATTEC SECURITY CORP
filed 2005-08-29
CIK 933034

EXHIBIT 13

STRATTEC
ANNUAL REPORT
95
96
97
98
99
00
01
02
03
04
05
FUEL
F
1/2
E
ACC
ON
START
LOAD/
1
2
3

STRATTEC—
A DECADE ADVANCING
ACCESS CONTROL
STRATTEC SECURITY CORPORATION spans the globe with access control technologies. This year, STRATTEC marks ten years as an independent company, continuing to build on our 97-year history of product innovation and manufacturing excellence.
From early automotive locks and assemblies, to today’s sophisticated mechanical and electro-mechanical locking systems, latches and other products, STRATTEC provides automotive manufacturers around the globe with the access control components of choice for high quality cars and trucks.
A driving force in automotive security and access control throughout our history, STRATTEC will continue to draw on our rich heritage as we race full speed toward the next level in product, quality and service for our customers and the world’s drivers.

2005 ANNUAL REPORT
     STRATTEC SECURITY CORPORATION designs, develops, manufactures and markets mechanical locks, electro-mechanical locks, latches and related security/access control products for global automotive manufacturers. Our products are shipped to customer locations in the United States, Canada, Mexico, Europe, South America and China, and we provide full service and aftermarket support.

CONTENTS
LETTER TO THE SHAREHOLDERS	2
FINANCIAL HIGHLIGHTS	4
COMPANY DESCRIPTION	5
STRATTEC EQUIPPED VEHICLE LIST	10
MANAGEMENT’S DISCUSSION AND ANALYSIS	11
FINANCIAL STATEMENTS	18
REPORT OF MANAGEMENT	33
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	34
FINANCIAL SUMMARY	36
DIRECTORS / OFFICERS / SHAREHOLDERS’ INFORMATION	37
PROSPECTIVE INFORMATION
     A number of the matters and subject areas discussed in this Annual Report (see above “Contents” section) contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of forward-looking words or phrases such as “anticipate,” “believe,” “would,” “expect,” “intend,” “may,” “planned,” “potential,” “should,” “will” and “could.” These include expected future financial results, product offerings, global expansion, liquidity needs, financing ability, planned capital expenditures, management’s or the Company’s expectations and beliefs, and similar matters discussed in the Letter to the Shareholders, the Company’s Management’s Discussion and Analysis, etc. The discussions of such matters and subject areas are qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from the Company’s actual future experience.
     The Company’s business, operations and financial performance are subject to certain risks and uncertainties, which could result in material differences in actual results from the Company’s current expectations. These risks and uncertainties include, but are not limited to, general economic conditions, in particular relating to the automotive industry, customer demand for the Company’s and its customer’s products, competitive and technological developments, customer purchasing actions, foreign currency fluctuations, costs of operations and other matters described under “Risk Factors” in the Management’s Discussion and Analysis section of this report.
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

LETTER TO THE SHAREHOLDERS

2
AUGUST, 2005
     Fellow Shareholders:
     In our last two Annual Report letters to you we wrote about the period of transition we were beginning to experience in our business. Fiscal 2005 was a year in which we encountered many of the symptoms of that transition. Our sales declined $5.3 million to $190.3 million, a 2.7% decline compared to last year. Net income for the year declined $2.2 million to $15 million, a 13.0% drop compared to last year. Despite the decline in net income, we generated $11.2 million in Economic Value Added, a figure which matches our second best year.
     This year’s financial results reflect a number of factors affecting our traditional lock products, including significant pricing pressures, a decline in the market share enjoyed by both we and our customers, and a drop in demand for light truck products due to fuel economy concerns. The light truck segment of the market is where we have had our greatest market share, so declining sales of these products has an adverse affect on us as our customers curtail production of these vehicles to balance their retail inventories. Increased sales of technology keys, particularly integrated keys, and sales to new ignition lock housing customers partially offset the declines affecting our traditional lock products. I am particularly pleased to report that our housing product line continues to develop nicely, with good customer acceptance and growth opportunities.
     Net income was affected in part by rising raw materials costs and declining production resulting from most of the factors affecting net sales. This year’s fourth quarter was also affected by some unusually high premium freight and overtime charges related to capacity issues with two customer-directed component suppliers. We expect to be reimbursed for a significant portion of these capacity related costs. We also recorded a one-time lump sum bonus paid to our represented hourly workers in Milwaukee resulting from a new 3-year labor contract ratified June 27th. The provisions of this new contract strike a good balance between fairness to our represented work force, and an operating structure that helps keep the Milwaukee manufacturing facility an economically viable operation. For more details on our fiscal 2005 performance, I recommend you read the “Management’s Discussion and Analysis” and “Financial Statements” sections of this report.
     Shortly after the close of our fiscal 2005, we entered into a successor Agreement with our Alliance partner, WITTE-Velbert GmbH. Although the formal signing of the successor Agreement took place in July of this year, the discussions with WITTE that brought us to a new agreement took place throughout fiscal 2005, and represent an important strategic development. The new Agreement builds upon our mutual experience over the five years since we signed our original Alliance Agreement in 2000. I believe it will enhance the overall effectiveness of this significant relationship.
     The structure of the Alliance, and the associated WITTE-STRATTEC LLC through which we have operations with local partners in Brazil and China, truly puts us in a position to operate globally. We and our partners are right where we want to be to take advantage of globally-sourced customer programs. We are currently jointly quoting a collection of

LETTER TO THE SHAREHOLDERS

3
components for a vehicle program that will be built in Europe, North America and China. This component collection includes locksets, ignition lock housings, rear compartment latches, hood latches, seat latches (sold to a Tier 1 seat manufacturer) and door handles. Clearly, if it were not for our Alliance, we would not be in a position to support such a global program, nor protect the potential STRATTEC North American content. Further, our new Alliance Agreement provides flexibility to consider additional creative ways to work together or in concert with other companies to provide a full spectrum of products and support to global customers.
     The global program we are quoting with WITTE also reflects the product line of rear compartment latches, seat latches and side door latches for passive entry that we at STRATTEC are developing to augment our traditional lock business and lock housing business in North America. The challenge is for us to make this product line transition smoothly, given the current pressures on our traditional products and the long lead times that are typical of new automotive product programs. Mindful of that challenge, we have been considering ways to “jump start” our new product offerings, including strategic partnering or acquisition. With our solid balance sheet and positive cash flow we are in a good position to not only take one or both of these initiatives, but do so in a selective manner to enhance the long-term future for the company and its product offerings.
     It is no secret that the whole automotive industry is in the midst of great change. The traditional North American manufacturers have seen their influence and their fortunes wane. To some extent, this is true of the traditional larger European manufacturers as well. Asian-based manufacturers, particularly the Japanese, have become the standard by which the rest of the industry is judged, and they are rapidly becoming the new global leaders. As I have reported to you in previous years, we are moving to reduce our dependence on our traditional customers as part of our own transition initiatives. While I would like to report significant progress in this regard, the process of becoming a supplier to a Japanese OEM is a years-long endeavor. We have not yet reached a point of complete acceptance by these OEMs, but we are making progress. We will continue placing resources on this effort, as I believe it is as important to the company’s future as our transitioning product line.
     As depicted in this year’s Report cover, 2005 was a milestone year for us as we completed our tenth year as an independent company on February 27th. Many of you reading this report have been long-term holders of STRATTEC SECURITY CORPORATION common stock. Some of you have been with us since 1995. To all of you, thank you for your support of this company. All of us at STRATTEC sincerely appreciate and value that support as we transition our business for a strong long-term future.
Sincerely,
Harold M. Stratton II
Chairman, President and Chief Executive Officer

FINANCIAL HIGHLIGHTS
(IN MILLIONS)

4

	2005	2004	2003

Net Sales	$190.3	$195.6	$196.8
Gross Profit	42.7	47.5	45.4
Income from Operations	22.0	26.9	25.7
Net Income	15.0	17.3	16.4
Total Assets	138.1	137.2	118.1
Total Debt	—	—	—
Shareholders’ Equity	91.8	89.9	69.1
ECONOMIC VALUE ADDED (EVA®)
     All U.S. associates, and many of our Mexico-based salaried associates, participate in incentive plans that are based upon our ability to add economic value to the enterprise. During 2005, $11.2 million of positive economic value was generated, a decrease of $1.8 million compared to the economic value the business generated in 2004 but equal to our second best year. We continue to believe that EVA® represents STRATTEC’s ultimate measure of success and shareholder value.

Net Operating Profit After Cash-Basis Taxes		$16.5
Average Net Capital Employed	$47.9
Capital Cost	11%

		5.3

Economic Value Added		$11.2

     EVA® is not a traditional financial measurement under U.S. GAAP and may not be similar to EVA® calculations used by other companies. However, STRATTEC believes the reporting of EVA® provides investors with greater visibility of economic profit. The following is a reconciliation of the relevant GAAP financial measures to the non-GAAP measures used in the calculation of STRATTEC’s EVA®.
Net Operating Profit After Cash-Basis Taxes:

2005 Net Income as Reported	$15.0
Deferred Tax Provision	2.3
Other	(.8)

Net Operating Profit After Cash-Basis Taxes	$16.5

Average Monthly Net Capital Employed:

Total Shareholders’ Equity as Reported at July 3, 2005	$91.8
Current Interest Bearing Assets	(60.3)
Long-Term Liabilities	16.3
Other	(1.8)

Net Capital Employed at July 3, 2005	46.0
Impact of 12 Month Average	1.9

Average Monthly Net Capital Employed	$47.9

EVA is a registered trademark of Stern, Stewart & Co.

COMPANY DESCRIPTION

5
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
HISTORY

     STRATTEC formerly was a division of Briggs & Stratton Corporation. In 1995, STRATTEC was spun off from Briggs & Stratton through a tax-free distribution to the then-existing Briggs & Stratton shareholders and has been an independent public company for ten years.

     Our history in the automotive security business spans nearly 90 years. STRATTEC has been the world’s largest producer of automotive locks and keys since the late 1920s, and we currently maintain a dominant share of the North American markets for these products.
PRODUCTS
     Our traditional products are locks and keys for cars and light trucks. A typical new car uses a set of two to three locks. A typical 3-way lockset contains a steering column/ignition lock, a driver’s door lock and a rear compartment (trunk, hatch or liftgate) lock. Pickup trucks also use two to three locks, while sport utility vehicles and vans use three to five locks. Some vehicles have additional locks for consoles, storage compartments or folding rear seats. Pick-up truck tailgate locks, spare tire locks and burglar alarm locks are offered as options. Usually, two keys are provided with each vehicle lockset. Most of the vehicles we currently supply are using keys with sophisticated radio frequency identification technology for theft prevention. However, keys with remote entry devices integrated into a single unit have been added to our product line.
     A relatively new and growing product line for us is ignition lock housings. These housings are the mating part for our ignition locks and typically are part of the steering column structure, although there are instrument-panel-mounted versions for certain vehicle applications. These housings are zinc or magnesium die castings and can include electronic components for theft deterrent systems.
     We are also developing business for additional access control products, including trunk latches, liftgate latches, tailgate latches, hood latches, side door latches and related hardware for this product category.
MARKETS
     We are a direct supplier to OEM auto and light truck manufacturers as well as other transportation-related manufacturers. For the 2005 model year, our lock and key products enjoyed a 53% market share in the North American automotive industry, supplying over

COMPANY DESCRIPTION

6
68% of General Motors’ production, over 70% of Ford’s, 97% of DaimlerChrysler’s and 100% of Mitsubishi’s production. Our growing ignition lock housing business captured an estimated 23% share in 2005. Our housings and OEM components are also sold to other “Tier 1” automotive suppliers and industrial manufacturers.

Direct sales to various OEMs represent approximately 82% of total sales. The remainder of the company’s revenue is received primarily through sales to the OEM service channels, and the aftermarket.

Sales to our major automotive customers, both OEM and Tier 1, are coordinated through direct sales personnel located in our Detroit-area office. Sales are also facilitated through daily interaction between our application engineers located in Detroit and customer engineering departments. Sales to other OEM customers are accomplished through a combination of our own sales personnel and manufacturer representative agencies. STRATTEC’s products are supported by an extensive staff of experienced lock, housing and latch engineers. This staff, which includes product design, quality and manufacturing engineers, is capable of providing complete design, development and testing services of new products for our customers. This staff also is available for customer problem solving, warranty analysis, and other activities that arise during a product’s life cycle. Our customers receive after-sales support in the form of special field service kits, service manuals, and specific in-plant production repair programs.

     The majority of our OEM products are sold in North America. While a modest amount of exporting is done to automotive assembly plants in Europe and South America, we are in the process of expanding our presence in these markets and elsewhere through our alliance with WITTE-Velbert GmbH, which is described in more detail on page 8.

     OEM service and replacement parts are sold to the OEM’s own service operations. In addition, we distribute our components and security products to the automotive aftermarket through approximately 50 authorized wholesale distributors, as well as other marketers and users of component parts, including export customers. Increasingly, our products find their way into the retail channel, specifically the hardware store channel. Our ability to provide a full line of keys to that channel has been accomplished through the introduction of the STRATTEC “XL” key line. This extension to our line includes keys that we currently do not supply on an OE basis, including keys for Toyota, Honda and other popular domestic and import vehicles. This extended line of keys is augmented by a variety of diagnostic programming tools. Together, the diagnostic tools and our full line of keys enable automotive repair specialists to satisfy consumer needs for repair or replacement parts. These aftermarket activities are serviced through a warehousing operation integral to our Milwaukee headquarters and manufacturing facility.

COMPANY DESCRIPTION

7
CUSTOMER FOCUS
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

Each Customer Business Manager is responsible for the overall relationship between STRATTEC and a specific customer group. Engineering Program Managers report to their respective team Customer Business Manager and are responsible for coordinating engineering resources and managing new product programs for their customers. Customer Business Managers and Engineering Program Managers interface with our Detroit-based sales and application engineering personnel, who are also assigned to specific customer groups.

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

OPERATIONS

A significant number of the components that go into our products are manufactured at our main facility and headquarters in Milwaukee, Wisconsin. This facility produces zinc die cast components, stampings and key blanks. Key finishing takes place at

COMPANY DESCRIPTION

8
STRATTEC Componentes Automotrices in Juarez, Mexico along with some limited assembly activities. The majority of our assembly operations take place at STRATTEC de Mexico, also located in Juarez. Warehousing and distribution of service and aftermarket product is accomplished at the Milwaukee facility.
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
ALLIANCE
     In fiscal 2001, we entered into a formal alliance with WITTE-Velbert GmbH, a designer developer, manufacturer and marketer of automotive access control products for European-based customers. We recently renewed this important relationship with the signing of a successor Alliance agreement.
     Our alliance with WITTE consists of two main initiatives. The first is a set of cross-licensing agreements which allows STRATTEC to manufacture, market and sell WITTE products in North America, and allows WITTE to manufacture, market and sell STRATTEC products in Europe. In this way, both STRATTEC and WITTE have established international reach for their respective products and services, while capturing a financial benefit for those products sold outside of our respective home markets through a defined royalty structure.
     The second initiative is a 50-50 joint venture company, WITTE-STRATTEC LLC, which is the legal entity through which we and WITTE are pursuing emerging markets outside of Europe and North America. Our LLC has established joint ventures with local partners in China and Brazil. This Alliance Structure positions STRATTEC and our partner to take

COMPANY DESCRIPTION

9
advantage of emerging global supply opportunities. Additionally, the two companies jointly own intellectual property rights for any products resulting from the coordinated activities of our respective research and development resources.
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
GLOBAL PARTNERS
ECONOMIC VALUE COMMITMENT
     The underlying philosophy of our business, and the means by which we measure our performance, is Economic Value Added (EVA®). Simply stated, economic value is created when our business enterprise yields a return greater than the cost of capital we and our shareholders have invested in STRATTEC. The amount by which our return exceeds the cost of our capital is EVA®. In line with this philosophy, EVA® bonus plans are in effect for all our U.S. associates, outside directors and many of our Mexico-based salaried associates as an incentive to help positively drive the business.
     STRATTEC’s significant market presence is the result of a nine-decade-long commitment to creating quality products and systems that are responsive to changing needs. As technologies advance and markets grow, STRATTEC retains that commitment to meeting and exceeding the expectations of our customers, and providing economic value to our shareholders.

VEHICLE LIST

10

2006 VEHICLES We are proud to be associated with many of the quality vehicles produced in North America. The following model year 2006 cars and light trucks are equipped with STRATTEC products.
CARS

Buick Allure	Chrysler Pacifica	Ford Mustang
(Canadian only vehicles)	Chrysler PT Cruiser	Ford Taurus
Buick LaCrosse	Chrysler Sebring	Lincoln LS
Buick Lucerne	Dodge Magnum	Lincoln Town Car
Cadillac XLR	Dodge Stratus	Mercury Grand Marquis
Cadillac DTS	Dodge Viper	Mercury Montego
Chevrolet Corvette	Ford Five Hundred	Mitsubishi Eclipse/
Chevrolet Impala	Ford Crown Victoria	Eclipse Spyder
Chevrolet Monte Carlo	Ford Freestyle	Mitsubishi Galant
Chrysler 300/300C	Ford GT	Saturn Ion
LIGHT TRUCKS, VANS AND SPORT UTILITY VEHICLES

Buick Rainier	Dodge Dakota Pickup	Hummer H2
Buick Rendezvous	Dodge Durango	Isuzu Ascender
Buick Terraza	Dodge Ram Pickup	Jeep Commander
Cadillac Escalade	Ford Expedition	Jeep Grand Cherokee
Cadillac Escalade ESV	Ford Explorer	Jeep Liberty
Cadillac Escalade EXT	Ford Explorer Sport Trac	Jeep Wrangler/Wrangler
Chevrolet Avalanche	Ford F-Series Pickup	Unlimited
Chevrolet Express Van	Ford F-Series Supercrew	Lincoln Mark LT Pickup
Chevrolet Silverado Pickup	Ford F-Series Super Duty	Lincoln Navigator
Chevrolet SSR	Ford Heritage F-Series	Mazda B-Series Pickup
Chevrolet Suburban	Ford Ranger Pickup	Mercury Mountaineer
Chevrolet Tahoe	GMC Envoy/Envoy XL	Mitsubishi Endeavor
Chevrolet	GMC Envoy XUV	Mitsubishi Raider
Trailblazer/Trailblazer EXT	GMC Savana	Nissan Titan
Chevrolet Uplander	GMC Sierra Pickup	Pontiac Montana
Chrysler Town & Country	GMC Yukon	Saturn Relay
Dodge Caravan/Grand Caravan	GMC Yukon XL

MANAGEMENT’S DISCUSSION AND ANALYSIS

11
     The following Discussion and Analysis should be read in conjunction with the Company’s Financial Statements and Notes thereto. Unless otherwise indicated, all references to years refer to fiscal years.
RESULTS OF OPERATIONS
2005 Compared To 2004
     Net sales were $190.3 million in 2005 compared to $195.6 million in 2004. The current year included one additional shipping week, which increased sales by approximately $2.9 million. Sales to the Company’s largest customers overall declined in the current year as compared to the prior year. Sales to DaimlerChrysler Corporation increased to $51.5 million in 2005 from $42.0 million in 2004. The sales increase was primarily the result of content changes on existing products the Company supplies. Sales to General Motors Corporation, Delphi Corporation, Ford Motor Company and Mitsubishi Motor Manufacturing of America, Inc. decreased in 2005 compared to 2004. Sales to General Motors decreased to $43.2 million from $52.2 million, Delphi sales decreased to $29.6 million from $30.2 million, Ford sales decreased to $32.0 million from $34.7 million and Mitsubishi sales decreased to $4.5 million from $7.0 million. The decrease in sales to these customers was primarily the result of lower customer vehicle production on vehicles the Company supplies, and to a lesser degree, discontinued models and pre-programmed price decreases. As discussed in the 2004 Annual Report, Mitsubishi informed the Company that due primarily to economic pressures impacting Mitsubishi they intend to consolidate the purchase of their lockset requirements with their Japanese supplier for the 2007 model year. This will effectively end the Company’s supply of production requirements to Mitsubishi by the start of its 2007 fiscal year. Mitsubishi represented approximately 2.4 percent of the Company’s fiscal 2005 sales. Sales to Auto Alliance International, Ford Motor Company’s joint venture assembly plant with Mazda, were $2.2 million in the current year and represents new lockset content related to the Ford Mustang. Decreased aftermarket sales of approximately $2.2 million also contributed to the overall reduction in sales.
     Gross profit as a percentage of net sales was 22.4 percent in 2005 compared to 24.3 percent in 2004. The lower gross margin in the current year was primarily the result of lower production volumes, which resulted from lower customer vehicle production on vehicles the Company supplies as discussed above, changes in customer product content with lower margins and higher purchased material costs for brass, zinc and magnesium. A lump sum bonus of approximately $217,000 paid to the Company’s Milwaukee represented hourly workers resulting from a new three-year labor contract ratified June 27, 2005 and $580,000 of premium freight and overtime charges related to capacity issues with two customer directed component suppliers also reduced the current year margin. The average per pound price of brass increased to $1.94 in 2005 from $1.63 in 2004. The average per pound price of zinc increased to $.54 in 2005 from $.46 in 2004. The Company uses an average of approximately 170,000 pounds per month of brass and approximately 770,000 pounds per month of zinc. Increased magnesium costs resulted in increased purchased component costs of approximately $420,000 in 2005.
     The Company is required under Statement of Financial Accounting Standard (SFAS) 123(R) to recognize stock-based compensation expense in its financial statements beginning in fiscal 2006. The adoption of SFAS 123(R)’s fair value method will have an impact on the Company’s results of operations, although it will not have an impact on the overall financial position. The impact of the adoption of SFAS 123(R) will depend on levels of share-based

MANAGEMENT’S DISCUSSION AND ANALYSIS

12
payments granted in the future and is expected to reduce pre-tax earning by approximately $1.1 million in fiscal 2006.
     Engineering, selling and administrative expenses were $20.7 million in 2005, compared to $20.6 million in 2004. Increases in payroll related costs resulting from the August 2004 human resources realignment, which shifted resources to the engineering and sales areas to support new product development and aftermarket sales, were mostly offset by reduced costs for bonuses to be paid to eligible associates.
     Income from operations was $22.0 million in 2005, compared to $26.9 million in 2004, reflecting the decreased sales and profitability as discussed above.
     The effective income tax rate was 36.0 percent in 2005 compared to 37.5 percent in 2004. The current year income tax provision includes a state refund claim recovery. The claim recovery, net of the federal income tax impact, was $162,000. The overall effective tax rate differs from the federal statutory tax rate primarily due to the effects of state income taxes.
RESULTS OF OPERATIONS
2004 Compared To 2003
     Net sales were $195.6 million in 2004 compared to $196.8 million in 2003. Sales to DaimlerChrysler Corporation and Delphi Corporation increased in 2004 compared to 2003 with DaimlerChrysler at $42.0 million compared to $34.6 million and Delphi at $30.2 million compared to $28.9 million. The sales increase to DaimlerChrysler Corporation was primarily the result of content changes on existing products. The sales increase to Delphi Corporation was primarily the result of sales for new product programs, which were partially off-set by lower customer vehicle production on vehicles the Company supplied, discontinued models and pre-programmed price reductions. Sales to General Motors Corporation, Ford Motor Company and Mitsubishi Motor Manufacturing of America, Inc. decreased in 2004 compared to 2003 with General Motors at $52.2 million compared to $61.0 million, Ford at $34.7 million compared to $39.3 million and Mitsubishi at $7.0 million compared to $9.4 million. The decrease in sales to these customers was primarily the result of lower customer vehicle production, and to a lesser degree, discontinued models and pre-programmed price decreases. Increased aftermarket sales substantially offset the overall reduction in sales to the Company’s largest customers.
     Continuing a trend experienced during 2002 and 2003, the Company’s sales to Mitsubishi Motor Manufacturing of America, Inc. declined $2.4 million in 2004 due to their reduced production volumes. On July 22, 2004 Mitsubishi publicly announced the discontinuation of second shift operations at their Normal, Illinois assembly plant by October 2004, thereby further reducing their production volumes to approximately 140,000 vehicles annually in North America. This will result in reduced Company sales to Mitsubishi in future fiscal years. In addition, due primarily to the economic pressures affecting Mitsubishi, they informed the Company that they intend to consolidate the purchase of their lockset requirements with their Japanese supplier for the 2007 model year. This will effectively end the Company’s supply of production requirements to Mitsubishi by the start of its 2007 fiscal year. Mitsubishi represented approximately 3.5 percent of the Company’s fiscal 2004 sales.
     Gross profit as a percentage of net sales was 24.3 percent in 2004 compared to 23.0 percent in 2003. The gross margin improvement was attributed primarily to the Company’s on-going manufacturing process improvement initiatives, a more positive sales mix, and a favorable Mexican peso to U.S. dollar exchange rate. The inflation rate in Mexico for the 12 months ended June 2004 was approximately 4 percent while the U.S. dollar/Mexican peso

MANAGEMENT’S DISCUSSION AND ANALYSIS

13
exchange rate increased to approximately 11.15 pesos to the dollar in 2004 from approximately 10.35 pesos to the dollar in 2003. These favorable items were partially offset by higher purchased raw material costs for brass and zinc.
     Engineering, selling and administrative expenses were $20.6 million or 10.5 percent of net sales in 2004, compared to $19.6 million or 10.0 percent of net sales in 2003. The increase was primarily the result of the April 2003 human resources realignment in which resources were shifted to the engineering area to support new product development.
     Income from operations was $26.9 million in 2004, compared to $25.7 million in 2003, reflecting the increased profitability as discussed above.
     The effective income tax rate was 37.5 percent in 2004 compared to 37.0 percent in 2003. The overall effective tax rate differs from the federal statutory tax rate primarily due to the effects of state income taxes.
LIQUIDITY AND CAPITAL RESOURCES
     The Company generated cash from operating activities of $15.8 million in 2005 compared to $29.4 million in 2004. The decreased generation of cash between periods of $13.6 million is the result of a reduction of $2.2 million in net income and changes in accounts payable and accrued liabilities, accounts receivable and inventory levels.
     Accounts payable and accrued liabilities decreased $12.6 million in the current year while increasing $954,000 in the prior year and was impacted by accounts payable balances, bonus accruals, income tax balances and contributions to the Company’s qualified pension fund. Accounts payable decreased $1.6 million in the current year compared to an increase of $4.8 million in the prior year. The current year decrease is based on the timing of purchases from suppliers and normal payment terms. The prior year increase was due to lengthening payment terms with a significant supplier as well as the timing of payments in accordance with normal payment terms. The bonus accrual, which is based on financial results and is payable to all eligible associates, decreased $3.2 million in 2005. The 2004 bonus accrual was consistent with the 2003 bonus accrual. In 2005 the income tax payable balance decreased $963,000 compared to an increase of the same amount in 2004. The changes in the income tax balances are based on the amount and timing of estimated federal and state income tax payments. In 2005 there was an $8.0 million contribution to the Company’s qualified pension fund, compared to a $7.0 million contribution in 2004.
     Accounts receivable balances decreased $4.9 million in 2005 and $122,000 in 2004. The current year decrease is primarily the result of the normal timing of the scheduled July 2005 payment from two major customers. These payments were received in fiscal 2005 and reduced the July 3, 2005 receivables balance. The July 2004 payments from these customers were not received in fiscal 2004. The LIFO inventory balance increased $3.3 million in 2005 and $477,000 in 2004. The increased inventory at July 3, 2005 is primarily due to the build-up of inventory banks in preparation of a potential strike by the Company’s unionized associates at the Milwaukee facility. The contract with the unionized associates expired June 26, 2005. A new contract was ratified and is effective through June 29, 2008.
     Capital expenditures were $5.5 million in both 2005 and 2004. Expenditures were primarily in support of requirements for new product programs and the upgrade and replacement of existing equipment. The Company anticipates that capital expenditures will be approximately $7 million in fiscal 2006, primarily in support of requirements for new product programs and the upgrade and replacement of existing equipment.
     The Board of Directors of the Company has authorized a stock repurchase program to

MANAGEMENT’S DISCUSSION AND ANALYSIS

14
buy back up to 3,439,395 outstanding shares. Over the life of the repurchase program through July 3, 2005, a total of 3,127,492 shares have been repurchased at a cost of approximately $116.7 million. Additional repurchases may occur from time to time. Funding for the repurchases was provided by cash flow from operations.
     The Company has a $50.0 million unsecured line of credit (the “Line of Credit”), which expires October 31, 2005. There were no outstanding borrowings under the Line of Credit at July 3, 2005 or at June 27, 2004. Interest on borrowings under the Line of Credit are at varying rates based, at the Company’s option, on the London Interbank Offering Rate or the bank’s prime rate. The Line of Credit contains various restrictive non-financial covenants. The Company believes that the Line of Credit is adequate, along with cash flow from operations, to meet its anticipated capital expenditure, working capital and operating expenditure requirements.
     The Company has not been significantly impacted by inflationary pressures over the last several years, except for rising health care costs which have increased the Company’s cost of employee medical coverage, fluctuations in the market price of zinc, brass, aluminum and magnesium, and inflation in Mexico, which impacts the U.S. dollar costs of the Mexican operations. The Company does not hedge the peso exposure.
CONTRACTUAL OBLIGATIONS
The contractual obligations of the Company are as follows as of July 3, 2005 (thousands of dollars):

	Payments Due By Period
		Less Than			More Than
Contractual Obligation	Total	1 Year	1-3 Years	3-5 Years	5 Years

Operating Leases	$1,903	$595	$1,037	$271	$—
Purchase Obligations	1,251	1,251	—	—	—
Pension and Postretirement Obligations (a)	6,589	6,589	—	—	—

Total	$9,743	$8,435	$1,037	$271	$—

(a) As disclosed in Notes to Financial Statements, estimated cash funding related to the Company’s pension and postretirement benefit plans totals $6.6 million in 2006. Because the timing of funding related to these plans beyond 2006 is uncertain, and is dependent on future movements in interest rates and investment returns, changes in laws and regulations, and other variables, pension and postretirement outflows beyond 2006 have not been included in the table above.
JOINT VENTURES
     On November 28, 2000, the Company signed certain alliance agreements with E. WITTE Verwaltungsgesellschaft GmbH, and its operating unit, WITTE-Velbert GmbH & Co. KG (“WITTE”). WITTE, of Velbert, Germany, is a privately held, ISO/TS 16949 and VDA 6.1 certified automotive supplier. WITTE designs, manufactures and markets components including locks and keys, hood latches, rear compartment latches, seat back latches, door handles and specialty fasteners. WITTE’s primary market for these products has been Europe. The WITTE-STRATTEC alliance provides a set of cross-licensing agreements for the manufacture, distribution and sale of WITTE products by the Company in North America, and the manufacture, distribution and sale of the Company’s products by WITTE in Europe. Additionally, a joint venture company (“WITTE-STRATTEC LLC”) — in which each company holds a 50 percent interest — has been established to seek opportunities to manufacture and sell both companies’ products in areas of the world outside of North America and Europe.
     In November 2001, WITTE-STRATTEC do Brasil, a joint venture formed between WITTE-

MANAGEMENT’S DISCUSSION AND ANALYSIS

15
STRATTEC LLC and Ifer Estamparia e Ferramentaria Ltda. was formed to service customers in South America. On March 1, 2002, WITTE-STRATTEC China was formed and in April 2004, WITTE-STRATTEC Great Shanghai Co. was formed. WITTE-STRATTEC China and WITTE-STRATTEC Great Shanghai Co. are joint ventures between WITTE-STRATTEC LLC and a unit of Elitech Technology Co. Ltd. of Taiwan and are the base of operations to service the Company’s automotive customers in the Asian market.
     The investments are accounted for using the equity method of accounting. The activities related to the joint ventures resulted in a loss of approximately $70,000 in 2005 and a gain of approximately $72,000 in 2004. A capital contribution of $125,000 was made to the joint ventures in both 2005 and 2004 primarily in support of general operating expenses.
CRITICAL ACCOUNTING POLICIES
The Company believes the following represent its critical accounting policies:
     Pension and Postretirement Health Benefits — The determination of the obligation and expense for pension and postretirement health benefits is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in the Notes to Financial Statements and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation and health care costs. In accordance with United States generally accepted accounting principles, actual results that differ from these assumptions are accumulated and amortized over future periods. While the Company believes that the assumptions used are appropriate, significant differences in the actual experience or significant changes in the assumptions may materially affect the pension and postretirement health obligations and future expense.
     Other Reserves — The Company has reserves such as an environmental reserve, an incurred but not reported claim reserve for self-insured health plans, a worker’s compensation reserve, and a repair and maintenance supply parts reserve. These reserves require the use of estimates and judgment with regard to risk exposure, ultimate liability and net realizable value. The Company believes such reserves are estimated using consistent and appropriate methods. However, changes to the assumptions could materially affect the recorded reserves.
RISK FACTORS
     The Company understands it is subject to the following risk factors based on its operations and the nature of the automotive industry in which it operates:
     Loss of Significant Customers, Vehicle Content and Market Share — Sales to General Motors Corporation, Ford Motor Company, DaimlerChrysler Corporation and Delphi Corporation represent approximately 82 percent of the Company’s annual sales. The contracts with these customers provide for supplying the customer’s requirements for a particular model. The contracts do not specify a specific quantity of parts. The contracts typically cover the life of a model, which averages approximately four to five years. Certain customer models may also be market tested annually. Therefore, the loss of any one of these customers, the loss of a contract for a specific vehicle model, reduction in vehicle content, technological changes or a significant reduction in demand for certain key models could have a material adverse effect on the Company’s existing and future revenues and net income.
     The Company’s major customers also have significant under funded legacy liabilities related to pension and postretirement health care obligations. The future impact of these items — along with a continuing decline in their North American automotive market share to the New Domestic Automotive Manufacturers (primarily the Japanese Automotive Manufacturers) — may have a significant impact on the Company’s future sales and collectibility risks.
     Cost Reduction — There is continuing pressure from the Company’s major customers to reduce the prices the Company charges for its products. This requires the Company to

MANAGEMENT’S DISCUSSION AND ANALYSIS

16
generate cost reductions, including reductions in the cost of components purchased from outside suppliers. If the Company is unable to generate sufficient production cost savings in the future to offset programmed price reductions, the Company’s gross margin and profitability will be adversely affected.
     Cyclicality and Seasonality in the Automotive Market — The automotive market is highly cyclical and is dependent on consumer spending and to a certain extent on customer sales incentives. Economic factors adversely affecting consumer demand for automobiles and automotive production could adversely impact the Company’s revenues and net income. The Company typically experiences decreased revenue and operating income during the first fiscal quarter of each year due to the impact of scheduled customer plant shut-downs in July and new model changeovers.
     Foreign Operations — As discussed under Joint Ventures, the Company has joint venture investments in both Brazil and China. These operations are currently not material. However, as these operations expand, their success will depend, in part, on the Company’s and its partners’ ability to anticipate and effectively manage certain risks inherent in international operations including: enforcing agreements and collecting receivables through certain foreign legal systems, payment cycles of foreign customers, compliance with foreign tax laws, general economic and political conditions in these countries, and compliance with foreign laws and regulations.
     Currency Exchange Rate Fluctuations — The Company incurs a portion of its expenses in Mexican pesos. Exchange rate fluctuations between the U.S. dollar and the Mexican peso could have an adverse effect on financial results.
     Sources of and Fluctuations in Market Prices of Raw Materials — The primary raw materials used by the Company are high-grade zinc, brass, magnesium, aluminum, steel and plastic resins. These materials are generally available from a number of suppliers, but the Company has chosen to concentrate its sourcing with one primary vendor for each commodity or purchased component. The Company believes its sources of raw materials are reliable and adequate for its needs. However, the development of future sourcing issues related to the availability of these materials as well as significant fluctuations in the market prices of these materials may have an adverse affect on the Company’s financial results.
     Disruptions Due to Work Stoppages and Other Labor Matters — The Company’s major customers and many of their suppliers have unionized work forces. Work stoppages or slow-downs experienced by the Company’s customers or their suppliers could result in slow-downs or closures of assembly plants where the Company’s products are included in assembled vehicles. For example, strikes by the United Auto Workers led to a shut-down of most of General Motors Corporation’s North American assembly plants in June and July of 1998. A material work stoppage experienced by one or more of the Company’s customers could have an adverse effect on the Company’s business and its financial results. In addition, all production associates at the Company’s Milwaukee facility are unionized. A sixteen-day strike by these associates in June 2001 resulted in increased costs by the Company as all salaried associates worked with additional outside resources to produce the components necessary to meet customer requirements. The current contract with the unionized associates is effective through June 29, 2008. The Company may encounter further labor disruption after the expiration date of this contract and may also encounter unionization efforts in its other plants or other types of labor conflicts, any of which could have an adverse effect on the Company’s business and its financial results.
     Environmental and Safety Regulations — The Company is subject to federal, state, local and foreign laws and other legal requirements related to the generation, storage, transport, treatment and disposal of materials as a result of its manufacturing and assembly operations. These laws include the Resource Conservation and Recovery Act (as amended), the Clean Air Act (as amended) and the Comprehensive Environmental Response, Compensation and Liability Act (as amended). The Company has an environmental management system that is

MANAGEMENT’S DISCUSSION AND ANALYSIS

17
ISO-14001 certified. The Company believes that its existing environmental management system is adequate and it has no current plans for substantial capital expenditures in the environmental area. An environmental reserve was established in 1995 for estimated costs to remediate a site at the Company’s Milwaukee facility. The site was contaminated by a former above-ground solvent storage tank, located on the east side of the facility. The contamination occurred in 1985. This is being monitored in accordance with federal, state and local requirements. The Company does not currently anticipate any material adverse impact on its results of operations, financial condition or competitive position as a result of compliance with federal, state, local and foreign environmental laws or other legal requirements. However, risk of environmental liability and changes associated with maintaining compliance with environmental laws is inherent in the nature of the Company’s business and there is no assurance that material liabilities or changes could not arise.
     Highly Competitive Automotive Supply Industry — The automotive component supply industry is highly competitive. Some of the Company’s competitors are companies, or divisions or subsidiaries of companies, that are larger than the Company and have greater financial and technology capabilities. The Company’s products may not be able to compete successfully with the products of these other companies, which could result in loss of customers and, as a result, decreased revenues and profitability. In addition, the Company’s competitive position in the North American automotive component supply industry could be adversely affected in the event that it is unsuccessful in making strategic acquisitions, alliances or establishing joint ventures that would enable it to expand globally. The Company principally competes for new business at the beginning of the development of new models and upon the redesign of existing models by its major customers. New model development generally begins two to five years prior to the marketing of such new models to the public. The failure to obtain new business on new models or to retain or increase business on redesigned existing models could adversely affect the Company’s business and financial results. In addition, as a result of relatively long lead times for many of its components, it may be difficult in the short-term for the Company to obtain new sales to replace any unexpected decline in the sale of existing products. Finally, the Company may incur significant product development expense in preparing to meet anticipated customer requirements which may not be recovered.
     Program Volume and Pricing Fluctuations — The Company incurs costs and makes capital expenditures for new program awards based upon certain estimates of production volumes over the anticipated program life for certain vehicles. While the Company attempts to establish the price of its products for variances in production volumes, if the actual production of certain vehicle models is significantly less than planned, the Company’s revenues and net income may be adversely affected. The Company cannot predict its customers’ demands for the products it supplies either in the aggregate or for particular reporting periods.
     Investments in Customer Program Specific Assets — The Company makes investments in machinery and equipment used exclusively to manufacture products for specific customer programs. This machinery and equipment is capitalized and depreciated over the expected useful life of each respective asset. Therefore, the loss of any one of the Company’s major customers or specific vehicle models could result in impairment in the value of these assets and have a material adverse effect on the Company’s financial results.

CONSOLIDATED STATEMENTS OF INCOME
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

18

	Years Ended
	July 3, 2005	June 27, 2004	June 29, 2003

NET SALES	$190,314	$195,646	$196,827
Cost of goods sold	147,618	148,159	151,468

GROSS PROFIT	42,696	47,487	45,359
Engineering, selling, and administrative expenses	20,688	20,624	19,613

INCOME FROM OPERATIONS	22,008	26,863	25,746
Interest income	1,169	426	369
Interest expense	—	—	—
Other income (expense), net	320	362	(156)

INCOME BEFORE PROVISION FOR INCOME TAXES	23,497	27,651	25,959
Provision for income taxes	8,459	10,369	9,605

NET INCOME	$15,038	$17,282	$16,354

EARNINGS PER SHARE:
BASIC	$3.97	$4.56	$4.32

DILUTED	$3.94	$4.49	$4.24

AVERAGE SHARES OUTSTANDING:
BASIC	3,790	3,788	3,788
DILUTED	3,816	3,849	3,855
The accompanying notes to financial statements are an integral part of these consolidated statements.

CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE AMOUNTS AND PER SHARE AMOUNTS)

19

	July 3, 2005	June 27, 2004
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$56,950	$54,231
Receivables, less allowance for doubtful accounts of $250 at July 3, 2005 and June 27, 2004	26,053	30,931
Inventories	11,654	8,361
Customer tooling in progress	1,295	679
Deferred income taxes	1,594	1,959
Income taxes refundable	214	—
Other current assets	6,927	7,805

Total current assets	104,687	103,966

DEFERRED INCOME TAXES	1,796	—
INVESTMENT IN JOINT VENTURES	1,412	1,336
OTHER LONG-TERM ASSETS	603	460
PROPERTY, PLANT, AND EQUIPMENT, NET	29,592	31,428

	$138,090	$137,190

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$17,218	$18,787
Accrued liabilities:
Payroll and benefits	7,679	11,067
Environmental	2,701	2,710
Commitments and Contingencies—see note
Income taxes	—	963
Other	2,470	1,757

Total current liabilities	30,068	35,284

BORROWINGS UNDER LINE OF CREDIT	—	—
DEFERRED INCOME TAXES	—	543
ACCRUED PENSION OBLIGATIONS	11,191	6,487
ACCRUED POSTRETIREMENT OBLIGATIONS	5,080	5,024
SHAREHOLDERS’ EQUITY:
Common stock, authorized 12,000,000 shares $.01 par value, issued 6,856,237 shares at July 3, 2005 and 6,754,892 shares at June 27, 2004	69	68
Capital in excess of par value	74,924	70,415
Retained earnings	145,268	130,230
Accumulated other comprehensive loss	(12,047)	(5,385)
Less: Treasury stock at cost (3,113,004 shares at July 3, 2005 and 2,926,687 shares at June 27, 2004)	(116,463)	(105,476)

Total shareholders’ equity	91,751	89,852

	$138,090	$137,190

The accompanying notes to financial statements are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF
SHAREHOLDERS’ EQUITY(IN THOUSANDS)

20

				Accumulated
		Capital in		Other
	Common	Excess of	Retained	Comprehensive	Treasury	Comprehensive
	Stock	Par Value	Earnings	Loss	Stock	Income

BALANCE JUNE 30, 2002	$65	$59,425	$96,594	$(2,440)	$(78,977)

Net Income	—	—	16,354	—	—	$16,354
Translation adjustments	—	—	—	(153)	—	(153)
Minimum pension liability, net of tax of $2,634	—	—	—	(4,298)	—	(4,298)

Comprehensive income						$11,903

Purchase of common stock	—	—	—	—	(21,897)
Exercise of stock options and employee stock purchases, including tax benefit of $766	1	4,405	—	—	16

BALANCE JUNE 29, 2003	66	63,830	112,948	(6,891)	(100,858)

Net Income	—	—	17,282	—	—	17,282
Translation adjustments	—	—	—	(270)	—	(270)
Minimum pension liability, net of tax of $1,088	—	—	—	1,776	—	1,776

Comprehensive income						$18,788

Purchase of common stock	—	—	—	—	(4,633)
Exercise of stock options and employee stock purchases, including tax benefit of $1,368	2	6,585	—	—	15

BALANCE JUNE 27, 2004	68	70,415	130,230	(5,385)	(105,476)

Net Income	—	—	15,038	—	—	15,038
Translation adjustments	—	—	—	283	—	283
Minimum pension liability, net of tax of $4,257	—	—	—	(6,945)	—	(6,945)

Comprehensive income						$8,376

Purchase of common stock	—	—	—	—	(10,999)
Exercise of stock options and employee stock purchases, including tax benefit of $956	1	4,509	—	—	12

BALANCE JULY 3, 2005	$69	$74,924	$145,268	$(12,047)	$(116,463)

The accompanying notes to financial statements are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

21

	Years Ended
	July 3, 2005	June 27, 2004	June 29, 2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$15,038	$17,282	$16,354
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	7,225	7,704	7,854
Loss on disposition of property, plant and equipment	190	116	227
Deferred income taxes	2,282	1,393	1,229
Tax benefit from options exercised	956	1,368	766
Change in operating assets and liabilities:
Receivables	4,943	122	(3,350)
Inventories	(3,293)	(477)	358
Other assets	748	1,047	(1,141)
Accounts payable and accrued liabilities	(12,621)	954	(4,757)
Other, net	285	(144)	65

Net cash provided by operating activities	15,753	29,365	17,605

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in joint ventures	(125)	(125)	(876)
Additions to property, plant, and equipment	(5,498)	(5,523)	(3,772)
Proceeds received on sale of property, plant, and equipment	22	12	230

Net cash used in investing activities	(5,601)	(5,636)	(4,418)

CASH FLOWS FROM FINANCING ACTIVITIES
Purchase of common stock	(10,999)	(4,633)	(21,897)
Exercise of stock options	3,566	5,233	3,656

Net cash (used in) provided by financing activities	(7,433)	600	(18,241)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,719	24,329	(5,054)

CASH AND CASH EQUIVALENTS
Beginning of year	54,231	29,902	34,956

End of year	$56,950	$54,231	$29,902

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Income taxes paid	$6,696	$5,950	$9,899
Interest paid	—	—	—
The accompanying notes to financial statements are an integral part of these consolidated statements.

NOTES TO FINANCIAL STATEMENTS

22
ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     STRATTEC SECURITY CORPORATION (the “Company”) designs, develops, manufacturers and markets mechanical locks, electro-mechanical locks, latches and related security/access control products for global automotive manufacturers. The accompanying financial statements reflect the consolidated results of the Company, located in Milwaukee, Wisconsin, and its wholly owned Mexican subsidiaries, STRATTEC de Mexico and STRATTEC Componentes Automotrices, both located in Juarez, Mexico. The Company has only one reporting segment.
     The significant accounting policies followed by the Company in the preparation of these financial statements, as summarized in the following paragraphs, are in conformity with United States generally accepted accounting principles.
     Principles of Consolidation and Presentation: The accompanying financial statements reflect the consolidated results of the Company and its wholly owned Mexican subsidiaries. All intercompany accounts have been eliminated.
     Reclassifications: Certain reclassifications have been made to the 2004 financial statements to conform to the 2005 presentation.
     Fiscal Year: The Company’s fiscal year ends on the Sunday nearest June 30. The years ended July 3, 2005, June 27, 2004, and June 29, 2003 are comprised of 53, 52 and 52 weeks, respectively.
     Use of Estimates: The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.
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
     Receivables: Receivables consist primarily of trade receivables due from Original Equipment Manufacturers in the automotive industry and locksmith distributors relating to our service and aftermarket business. The Company evaluates the collectibility of its receivables based on a number of factors. An allowance for doubtful accounts is recorded for significant past due receivable balances based on a review of the past due items, general economic conditions and the industry as a whole. Changes in the Company’s allowance for doubtful accounts are as follows (thousands of dollars):

	Balance,	Provision		Balance,
	Beginning	Charged to	Accounts	End of
	of Year	Expense	Written Off	Year

Year ended July 3, 2005	$250	$80	$80	$250
Year ended June 27, 2004	$250	$26	$26	$250
Year ended June 29, 2003	$250	$53	$53	$250
     Inventories: Inventories are stated at cost, which does not exceed market. The last-in, first-out (LIFO) method is used for determining the cost of the inventories at the end of each period.
Inventories consist of the following (thousands of dollars):

	July 3, 2005	June 27, 2004
Finished products	$3,691	$2,659
Work in process	5,171	4,620
Purchased materials	6,287	4,441
LIFO reserve	(3,495)	(3,359)

	$11,654	$8,361

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

NOTES TO FINANCIAL STATEMENTS

23
     Repair and Maintenance Supply Parts: The Company maintains an inventory of repair and maintenance supply parts in support of operations. This inventory includes critical repair parts for all production equipment as well as general maintenance items. The inventory of critical repair parts is required to avoid disruptions in the Company’s customers’ just-in-time production schedules due to a lack of spare parts when equipment breakdowns occur. All required critical repair parts are on hand when the related production equipment is placed in service and maintained to satisfy the customer model life production and service requirements, which may be 12 to 15 years. As repair parts are used, additional repair parts are purchased to maintain a minimum level of spare parts inventory. Depending on maintenance requirements during the life of the equipment, excess quantities of repair parts arise. Excess quantities are kept on hand and are not disposed of until the equipment is no longer in service. A repair and maintenance supply parts reserve is maintained to recognize the normal adjustment of inventory for obsolete and slow moving supply and maintenance parts. The adequacy of the reserve is reviewed by the Company periodically in relation to the repair parts inventory balances. The gross balance of the repair and maintenance supply parts inventory was approximately $1.9 million, $2.2 million and $2.4 million in 2005, 2004 and 2003, respectively. These assets are included in other current assets in the Consolidated Balance Sheets. The activity related to the repair and maintenance supply parts reserve is as follows (thousands of dollars):

	Balance,	Provision		Balance,
	Beginning	Charged to	Balances	End of
	of Year	Expense	Written Off	Year

Year ended July 3, 2005	$750	$(24)	$76	$650
Year ended June 27, 2004	$810	$27	$87	$750
Year ended June 29, 2003	$810	$75	$75	$810
     Property, Plant, and Equipment: Property, plant, and equipment are stated at cost, and depreciation is computed using the straight-line method over the following estimated useful lives:

Classification	Expected Useful Lives

Land improvements	20 years
Buildings and improvements	20 to 35 years
Machinery and equipment	3 to 10 years
Property, plant, and equipment consist of the following (thousands of dollars):

	July 3, 2005	June 27, 2004
Land	$1,431	$1,410
Buildings and improvements	12,549	11,987
Machinery and equipment	91,956	89,213

	105,936	102,610
Less: accumulated depreciation	(76,344)	(71,182)

	$29,592	$31,428

     The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the excess of the carrying amount of the assets over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less estimated costs to sell.
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
     Supplier Concentrations: During 2005 approximately 33 percent of all inventory purchases were made from three major suppliers. During 2004 approximately 28 percent of all inventory purchases were made from two major suppliers. During 2003 approximately 19 percent of all inventory purchases were made from one major supplier. The Company does have long-term contracts or arrangements with most of its suppliers to guarantee the availability of merchandise.
     Labor Concentrations: The Company had approximately 1,935 full-time employees of which approximately 293 or 15 percent were represented by a labor union at July 3, 2005. The employees represented by a labor union accounts for all production associates at the Company’s Milwaukee facility. The current contract with the unionized associates is effective through June 29, 2008.

NOTES TO FINANCIAL STATEMENTS

24
     Revenue Recognition: Revenue is recognized upon the shipment of products, which is when title passes, payment terms are final, the Company has no remaining obligations, and the customer is required to pay, net of estimated returns and allowances.
     Research and Development Costs: Expenditures relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. Research and development expenditures were approximately $1.7 million in 2005, $1.6 million in 2004 and $2.4 million in 2003.
     Self Insurance and Loss Sensitive Plans: The Company has self-insured medical and dental plans covering all eligible U.S. associates. The claims handling process for the self-insured plans is managed by a third party administrator. Stop-loss insurance coverage limits the Company’s liability on a per individual per calendar year basis and an aggregate per calendar year basis. The per individual per calendar year stop-loss limit was $150,000 in 2005 and 2004 and $125,000 in 2003. The aggregate stop-loss limit per calendar year was approximately $6.1 million, $6.3 million and $5.7 million in calendar year 2005, 2004 and 2003, respectively. Each covered individual can receive up to $2 million in total benefits during his or her lifetime. Once an individual’s medical claims reach $2 million, the Company is no longer liable for any additional claims for that individual.
     The Company maintains an insured workers compensation program covering all U.S. associates. The insurance is renewed annually, with a renewal date of February 27. The policy may be a guaranteed cost policy or a loss sensitive policy. Under a guaranteed cost policy, the ultimate cost is known at the beginning of the policy period and is subject to change only as a result of changes in payroll. Under a loss sensitive policy, the ultimate cost is dependent upon losses incurred during each policy period. The incurred loss amount for loss sensitive policies will continue to change as claims develop and are settled in future reporting periods.
     The expected ultimate cost for claims incurred under the self-insured medical and dental plans and loss sensitive workers compensation plan as of the balance sheet date is not discounted and is recognized as an expense. The expected ultimate cost of claims is estimated based upon the aggregate liability for reported claims and an estimated liability for claims incurred but not reported, which is based on analysis of historical data, current trends and information available from the insurance carrier. The expected ultimate cost for claims incurred under the self-insured medical and dental plans that has not been paid as of the balance sheet date is reflected as a liability in accrued payroll and benefits liabilities in the Consolidated Balance Sheets. The schedule of premium payments due under the workers compensation plan requires a larger percentage of the estimated premium dollars to be paid during the beginning of the policy period. The excess of the premium payments over the expected ultimate cost for claims incurred as of the balance sheet date is reflected as an asset in other current assets in the Consolidated Balance Sheets.
     Changes in the balance sheet amounts for self-insured and loss sensitive plans are as follows (thousands of dollars):

	Balance,	Provision		Balance,
	Beginning	Charged to		End of
	of Year	Expense	Payments	Year

Year ended July 3, 2005
Incurred but not reported claim reserve for self-insured plans	$600	$3,460	$3,560	$500
Workers Compensation	(202)	672	672	(202)
Year ended June 27, 2004
Incurred but not reported claim reserve for self-insured plans	$550	$3,778	$3,728	$600
Workers Compensation	(59)	476	619	(202)
Year ended June 29, 2003
Incurred but not reported claim reserve for self-insured plans	$650	$3,748	$3,848	$550
Workers Compensation	(194)	326	191	(59)

NOTES TO FINANCIAL STATEMENTS

25
     Product Warranty: The Company provides a specific accrual for known product issues. Historical activity for product issues has not been significant.
     Foreign Currency Translation: Since December 28, 1998, the functional currency of the Mexican operation has been the Mexican peso. Assets and liabilities of subsidiaries and equity investees outside of the United States with a functional currency other than the U.S. dollar are translated into U.S. dollars using exchange rates at the end of the respective period. Sales, costs and expenses are translated at average exchange rates effective during the respective period. Foreign currency translation gains and losses are included as a component of other accumulated comprehensive loss. Foreign currency transaction gains and losses are not significant for any period presented.
     Accumulated Other Comprehensive Loss: Accumulated other comprehensive loss is comprised of the following (thousands of dollars):

	July 3, 2005	June 27, 2004	June 29, 2003
Minimum pension liability, net of tax	$9,467	$2,522	$4,298
Foreign currency translation	2,580	2,863	2,593

	$12,047	$5,385	$6,891

Deferred taxes have not been provided for the translation adjustments in accordance with Statement of Financial Accounting Standards (‘SFAS’) No. 109, “Accounting for Income Taxes.”
     Accounting For Stock Based Compensation: The Company accounts for its stock-based compensation plans under the intrinsic value recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation.” As the exercise price of all options granted under this plan was equal to or exceeded the market price of the underlying stock on the grant date, no stock-based employee compensation cost related to these plans was charged against earnings in 2005, 2004, and 2003. Had compensation cost for these plans been determined consistent with SFAS No. 123, the pro forma impact on earnings per share would have been as follows (thousands of dollars except per share amounts):

	Year Ended
	July 3, 2005	June 27, 2004	June 29, 2003
Net Income
As reported	$15,038	$17,282	$16,354
Pro forma compensation expense, net of tax	514	889	735

Pro forma	$14,524	$16,393	$15,619

Basic earnings per share
As reported	$3.97	$4.56	$4.32
Pro forma	$3.83	$4.33	$4.12
Diluted earnings per share
As reported	$3.94	$4.49	$4.24
Pro forma	$3.82	$4.30	$4.04
The fair value of each option grant was estimated as of the date of grant using the Black-Scholes pricing model. The resulting pro forma compensation cost for fixed awards with graded vesting schedules was amortized on a straight line basis over the vesting period for the entire award. Effective June 17, 2005, 58,040 options were voluntarily terminated by the associates who received the awards. The options were previously issued in August 2004 at an exercise price of $76.70. No form of compensation was provided to the associates as a result of the terminations, and no compensation cost related to these terminated options is included in the presentation above.

NOTES TO FINANCIAL STATEMENTS

26
The grant date fair values and assumptions used to determine such impact are as follows:

Options Granted During	2005	2004	2003

Weighted average grant date fair value:
Options issued at grant date market value	$18.56	$16.29	$19.92
Options issued above grant date market value	n/a	$8.06	$14.68

Assumptions:
Risk free interest rates	3.69%	2.42%	3.01%
Expected volatility	24.64%	17.57%	39.97%
Expected term (in years)	5.00	4.67	5.75
No dividends were assumed in the grant date fair value calculations as the Company does not intend to pay cash dividends on the Company’s common stock in the foreseeable future.
The range of options outstanding as of July 3, 2005, is as follows:

	Number of Options	Weighted Average Exercise	Weighted Average Remaining
	Outstanding/Exercisable	Price Outstanding/Exercisable	Contractual Life (In Years)
$17.05	5,000/5,000	$ 17.05 /$17.05	1.9
$31.95-$37.58	5,400/5,400	$ 34.04 /$34.04	6.1
$43.07-$45.85	49,630/49,630	$ 44.37 /$44.37	1.2
Over $45.85	221,830/35,500	$ 58.49 /$53.51	5.9

		$ 54.80 /$45.75

Recent Accounting Pronouncements:
     In December 2004, the Financial Accounting Standards Board (‘FASB’), issued SFAS No. 123(R), “Share-Based Payment,” which changed the accounting for equity compensation programs. Under SFAS No. 123(R), companies that award share-based payments to employees, including stock options, must begin to recognize the expense of these awards in the financial statements at the time the employee receives the award. As allowed by SFAS 123 and SFAS 148, the Company has elected to follow APB Opinion No. 25 in accounting for its stock option plan until the effective date of SFAS 123(R). The accounting as provided by SFAS 123(R) will be effective for the Company beginning July 4, 2005, which is the beginning of the Company’s next fiscal year.
     Under APB 25’s intrinsic value method, no compensation cost for employee stock options is recognized. Accordingly, the adoption of SFAS 123(R)’s fair value method will have an impact on the Company’s results of operations, although it will not have an impact on the overall financial position. The impact of the adoption of SFAS 123(R) will depend on levels of share-based payments granted in the future and is expected to reduce pre-tax earning by approximately $1.1 million in fiscal 2006. SFAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under the current standards. This requirement will reduce the net cash provided by operating activities and increase the net cash from financing activities in periods after adoption. While the Company cannot estimate what these amounts will be in the future because it will depend on, among other things, when employees exercise stock options, the amount of cash flows from operating activities in prior periods for such excess tax deductions were approximately $138,000, $427,000 and $127,000 in 2005, 2004 and 2003, respectively.
     In May 2004, the FASB issued Financial Staff Position No. 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (the Act), which provides guidance on accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) for employers that sponsor postretirement health care plans that provide prescription drug coverage that is at least actuarially equivalent to that offered by Medicare Part B. The Act provides a prescription drug benefit for Medicare eligible employees starting in 2006. The impact of the Act on the Company is not expected to be material.

NOTES TO FINANCIAL STATEMENTS

27
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
     The investments are accounted for using the equity method of accounting. The activities related to the joint ventures resulted in a loss of approximately $70,000 in 2005, a gain of approximately $72,000 in 2004 and a loss of approximately $99,000 in 2003. A capital contribution of $125,000 was made to the joint ventures in both 2005 and 2004 primarily in support of general operating expenses.
LINE OF CREDIT
     The Company has a $50.0 million unsecured line of credit (the “Line of Credit”), which expires October 31, 2005. Interest on borrowings under the Line of Credit are at varying rates based, at the Company’s option, on the London Interbank Offering Rate or the bank’s prime rate. There were no outstanding borrowings at July 3, 2005 or June 27, 2004. There were no borrowings under the Line of Credit during 2005, 2004 or 2003.
     The Line of Credit contains various restrictive non-financial covenants. As of July 3, 2005, the Company was in compliance with all debt covenants.
COMMITMENTS AND CONTINGENCIES
     In 1995, the Company recorded a provision of $3.0 million for estimated costs to remediate a site at the Company’s Milwaukee facility. The site was contaminated by a solvent spill, which occurred in 1985, from a former above-ground solvent storage tank located on the east side of the facility. The reserve was established based on third party estimates to adequately cover the cost for active remediation of the contamination. The Company continues to monitor and evaluate the site with the use of groundwater monitoring wells that are installed on the property. An environmental consultant samples these wells one to two times a year to determine the status of the contamination and the potential for remediation of the contamination by natural attenuation, the dissipation of the contamination over time to concentrations below applicable standards. If such sampling evidences a sufficient degree of and trend toward natural attenuation of the contamination, the Company may be able to obtain a closure letter from the regulatory authorities resolving the issue without the need for active remediation. If a sufficient degree and trend toward natural attenuation is not evidenced by sampling, a more active form of remediation beyond natural attenuation may be required. The sampling has not yet satisfied all of the requirements for closure by natural attenuation. As a result sampling continues and the reserve remains. The reserve is not measured on a discounted basis. Management believes, based upon findings-to-date and known environmental regulations, that the environmental reserve at July 3, 2005, is adequate to cover any future developments.
     At July 3, 2005, the Company had purchase commitments for aluminum of approximately $1.3 million payable in 2006. Minimum rental commitments under all non-cancelable operating leases with a term in excess of one year are payable as follows: 2006-$595,000; 2007-$594,000; 2008-$443,000; 2009-$271,000. Rental expense under all non-cancelable operating leases totaled approximately $611,000, $607,000 and $574,000 in 2005, 2004 and 2003, respectively.
INCOME TAXES
The provision for income taxes consists of the following (thousands of dollars):

	2005	2004	2003
Currently payable:
Federal	$4,780	$6,882	$6,344
State	766	1,496	1,409
Foreign	631	598	623

	6,177	8,976	8,376
Deferred tax provision	2,282	1,393	1,229

	$8,459	$10,369	$9,605

NOTES TO FINANCIAL STATEMENTS

28
A reconciliation of the U.S. statutory tax rates to the effective tax rates follows:

	2005	2004	2003
U.S. statutory rate	34.3%	35.0%	35.0%
State taxes, net of federal tax benefit	3.8	3.9	4.3
State Refund Claim Recovery	(.7)	—	—
Foreign sales benefit	(.8)	(.7)	(.9)
Other	(.6)	(.7)	(1.4)

	36.0%	37.5%	37.0%

The components of deferred tax assets and (liabilities) are as follows (thousands of dollars):

	July 3, 2005	June 27, 2004
Deferred income taxes-current:
Repair and Maintenance Supply Parts Reserve	$247	$285
Payroll-related accruals	463	449
Environmental reserve	1,026	1,030
Other	(142)	195

	$1,594	$1,959

Deferred income taxes-noncurrent:
Accrued pension obligations	$(1,753)	$776
Additional minimum pension liability	5,803	1,546
Accumulated depreciation	(4,184)	(4,774)
Postretirement obligations	1,930	1,909

	$1,796	$(543)

Foreign income before the provision for income taxes was $1.8 million in both 2005 and 2004 and $1.7 million in 2003. No provision for federal income taxes was made on earnings of foreign subsidiaries and joint ventures that are considered permanently invested or that would be offset by foreign tax credits upon distribution. Such undistributed earnings at July 3, 2005 were $4.5 million.
In October 2004, the American Jobs Creation Act of 2004 and the Working Families Tax Relief Act of 2004 were signed into law. This legislation contains numerous corporate tax changes, including eliminating a tax benefit relating to U.S. product exports, a new deduction related to U.S. manufacturing, a lower U.S. tax rate on non-U.S. dividends and an extension of the research and experimentation credit. This new legislation did not materially affect the Company’s 2005 results of operations or financial condition, and its impact on future years has yet to be determined.
RETIREMENT PLANS AND POSTRETIREMENT COSTS
     The Company has a noncontributory defined benefit pension plan covering substantially all U.S. associates. Benefits are based on years of service and final average compensation. The Company’s policy is to fund at least the minimum actuarially computed annual contribution required under the Employee Retirement Income Security Act of 1974 (ERISA). Plan assets consist primarily of listed equity and fixed income securities.
     The Company has a noncontributory supplemental executive retirement plan (SERP). The SERP is a nonqualified defined benefit plan pursuant to which the Company will pay supplemental pension benefits to certain key employees upon retirement based upon the employees’ years of service and compensation. The SERP is being funded through a Rabbi Trust with M&I Trust Company. At July 3, 2005 and June 27, 2004, the trust assets had a value of $3.4 million and $3.1 million, respectively. These assets are included in Other Current Assets in the Consolidated Balance Sheets. The projected benefit obligation was $3.1 million and $3.0 million at July 3, 2005 and June 27, 2004, respectively. The SERP liabilities are included in the pension tables below. However, the trust assets are excluded from the table as they do not qualify as plan assets under SFAS No. 87, “Employers’ Accounting for Pensions.”
      The Company also sponsors a postretirement health care plan. The Company recognizes the expected cost of retiree health care benefits for substantially all U.S. associates during the years that the associates render service. Any new U.S. associates hired after June 1, 2001 are no longer eligible for postretirement plan benefits. June 2005 amendments to the postretirement plan include a change in the numbers of years of benefit allowed and a change in the medical plan providing the benefit coverage. U.S. bargaining unit associates eligible for postretirement plan benefits that retired prior to June 27, 2005 were eligible for up to 10 years of benefits. Associates retiring after June 27, 2005 are eligible for up to 5 years of benefits with no plan coverage after reaching age 65. The above plan changes are effective October 1, 2005 for all eligible U.S. salaried associates. In addition, effective September 1, 2005, coverage under the plan will be based on a consumer market driven plan, which entails a high deductible medical plan with a health reimbursement account. The postretirement health care plan is unfunded.

NOTES TO FINANCIAL STATEMENTS

29
The following tables summarize the pension and postretirement plans’ income and expense, funded status, and actuarial assumptions for the years indicated (thousands of dollars). The Company uses a June 30 measurement date for its pension and postretirement plans.

	Pension Benefits		Postretirement Benefits
	July 3,	June 27,	July 3,	June 27,
	2005	2004	2005	2004
WEIGHTED-AVERAGE ASSUMPTIONS
Benefit Obligations:
Discount rate	5.43%	6.25%	5.43%	6.25%
Rate of compensation increases	3.5%	3.5%	n/a	n/a
Net Periodic Benefit Cost:
Discount rate	6.25%	6.0%	6.25%	6.0%
Expected return on plan assets	8.5%	8.5%	n/a	n/a
Rate of compensation increases	3.5%	3.5%	n/a	n/a

	2005	2004	2005	2004
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year	$57,625	$54,960	$9,856	$9,584
Service cost	2,224	2,198	299	316
Interest Cost	3,552	3,253	601	564
Plan amendments	172	—	(5,079)	—
Actuarial (gain) loss	11,759	(1,261)	4,764	354
Benefits paid	(2,090)	(1,525)	(1,110)	(962)

Benefit obligation at end of year	$73,242	$57,625	$9,331	$9,856

CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of year	$42,965	$32,813	$—	$—
Actual return on plan assets	4,039	4,677	—	—
Employer contribution	8,311	7,000	1,110	962
Benefits paid	(2,090)	(1,525)	(1,110)	(962)

Fair value of plan assets at end of year	53,225	42,965	—	—

Funded status	(20,017)	(14,660)	(9,331)	(9,856)
Unrecognized net loss	24,177	12,378	9,217	4,708
Unrecognized prior service cost	453	289	(4,966)	124
Unrecognized net transition asset	—	(49)	—	—

Net amount recognized	$4,613	$(2,042)	$(5,080)	$(5,024)

AMOUNTS RECOGNIZED IN CONSOLIDATED BALANCE SHEETS:
Accrued benefit liability	$(11,191)	$(6,487)
Additional minimum liability:
Intangible asset	534	377
Accumulated other comprehensive loss (pre-tax)	15,270	4,068

Net amount recognized	$4,613	$(2,042)

The pension benefits have a separately determined accumulated benefit obligation, which is the actuarial present value of benefits based on service rendered and current and past compensation levels. This differs from the projected benefit obligation in that it includes no assumptions about future compensation levels. The accumulated benefit obligation was $64.4 million and $49.5 million at July 3, 2005 and June 27, 2004, respectively.
For measurement purposes, a 10 percent annual rate increase in the per capita cost of covered health care benefits was assumed for 2006; the rate was assumed to decrease gradually to 5 percent by the year 2010 and remain at that level thereafter.

NOTES TO FINANCIAL STATEMENTS

30

	Pension Benefits			Postretirement Benefits
	2005	2004	2003	2005	2004	2003
COMPONENTS OF NET PERIODIC BENEFIT COST:
Service cost	$2,224	$2,198	$1,802	$299	$316	$268
Interest cost	3,552	3,253	2,821	601	564	407
Expected return on plan assets	(4,277)	(3,459)	(2,930)	—	—	—
Amortization of prior service cost	8	8	8	10	10	10
Amortization of unrecognized net (gain) loss	198	187	(160)	255	235	19
Amortization of net transition asset	(49)	(150)	(150)	—	—	—

Net periodic benefit cost	$1,656	$2,037	$1,391	$1,165	$1,125	$704

     The health care cost trend assumption has a significant effect on the postretirement benefit amounts reported. A 1% change in the health care cost trend rates would have the following effects (thousands of dollars):

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$81	$(70)
Effect on postretirement benefit obligation	$791	$(699)
     The Company employs a total return investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of short and long-term plan liabilities, plan funded status and corporate financial condition. The investment portfolio contains a diversified blend of equity and fixed income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks, as well as growth and value style managers, and small, mid and large market capitalizations. The investment portfolio does not include any real estate holdings. The investment policy of the plan prohibits investment in Company stock. Investment risk is measured and monitored on an ongoing basis through periodic investment portfolio reviews, annual liability measurements and periodic asset/liability studies. The Company’s pension plan weighted-average asset allocations by asset category are as follows:

	Target Allocation	July 3, 2005	June 27, 2004
Equity investments	65%	68%	65%
Fixed-Income Investments	35%	32%	35%

Total	100%	100%	100%

     The Company’s expected long-term rate of return on U.S. pension plan assets is 8.5%. The target asset allocation is 65% public equity and 35% fixed income. The 8.5% is approximated by applying returns of 10% on public equity and 6% on fixed income to the target allocation. The actual historical returns are also relevant. Annualized returns for periods ended July 3, 2005 were 9.08% for 10 years, 9.68% for 15 years and 10.99% for 20 years.
     The Company expects to contribute approximately $6.0 million to its qualified pension plan and $589,000 to its postretirement health care plan in fiscal 2006. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (thousands of dollars):

	Pension Benefits	Postretirement Benefits

2006	$1,936	$589
2007	2,096	656
2008	2,294	738
2009	2,567	807
2010	2,955	889
2011-2015	21,773	4,747

NOTES TO FINANCIAL STATEMENTS

31
     All U.S. associates of the Company may participate in a 401(k) Plan. The Company contributes a fixed percentage of up to the first 6 percent of eligible compensation that a participant contributes to the plan. The Company’s contributions totaled approximately $556,000 in 2005 and $594,000 in both 2004 and 2003.
SHAREHOLDERS’ EQUITY
     The Company has 12,000,000 shares of authorized common stock, par value $.01 per share, with 3,743,233 and 3,828,205 shares issued and outstanding at July 3, 2005, and June 27, 2004, respectively. Holders of Company common stock are entitled to one vote for each share on all matters voted on by shareholders.
     The Board of Directors of the Company authorized a stock repurchase program to buy back up to 3,439,395 outstanding shares. As of July 3, 2005, 3,127,492 shares have been repurchased at a cost of approximately $116.7 million.
EARNINGS PER SHARE (EPS)
     A reconciliation of the components of the basic and diluted per share computations follows (thousands of dollars, except per share amounts):

	2005			2004			2003
	Net		Per-Share	Net		Per-Share	Net		Per-Share
	Income	Shares	Amount	Income	Shares	Amount	Income	Shares	Amount
Basic EPS	$15,038	3,790	$3.97	$17,282	3,788	$4.56	$16,354	3,788	$4.32

Stock Options		26			61			67

Diluted EPS	$15,038	3,816	$3.94	$17,282	3,849	$4.49	$16,354	3,855	$4.24

     All options were included in the computation of diluted earnings per share for the year ended June 27, 2004. Options to purchase the following shares of common stock were outstanding as of July 3, 2005 and June 29, 2003, but were not included in the computation of diluted EPS because the options’ exercise prices were greater than the average market price of the common shares:

	Shares	Exercise Price
July 3, 2005	4,500	$63.25
	42,000	$62.20
	53,290	$61.68
	48,540	$58.59
	15,000	$56.08
	4,500	$53.22
	54,000	$53.07

June 29, 2003	74,160	$58.59
	79,500	$53.07

NOTES TO FINANCIAL STATEMENTS

32
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

	Shares	Weighted Average Exercise Price
Balance at June 30, 2002	420,207	$34.85
Granted	167,500	$55.34
Exercised	112,862	$31.98
Terminated	27,060	$47.35

Balance at June 29, 2003	447,785	$42.48

Granted	89,000	$61.33
Exercised	146,250	$35.43
Terminated	3,000	$53.07

Balance at June 27, 2004	387,535	$49.39

Granted	140,000	$69.83
Exercised	101,345	$34.74
Expired	1,000	$53.07
Terminated	143,330	$69.04

Balance at July 3, 2005	281,860	$54.80

Exercisable as of:
July 3, 2005	95,530	$45.75
June 27, 2004	75,750	$29.91
June 29, 2003	141,825	$27.19

Available for grant as of July 3, 2005	247,303
     Options granted at a price greater than the market value on the date of grant included above total 80,000 at an exercise price of $76.70 in 2005, 80,000 at an exercise price of $61.68 in 2004 and 80,000 at an exercise price of $58.59 in 2003. Effective June 17, 2005, 58,040 of the options issued at an exercise price of $76.70 in 2005 were voluntarily terminated by the associates who received the awards. No form of compensation was provided to the associates as a result of the terminations.
     The Company has an Employee Stock Purchase plan to provide substantially all U.S. full-time associates an opportunity to purchase shares of its common stock through payroll deductions. A participant may contribute a maximum of $5,200 per calendar year to the plan. On the last day of each month, participant account balances are used to purchase shares of stock at the average of the highest and lowest reported sales prices of a share of the Company’s common stock on the NASDAQ National Market. A total of 100,000 shares may be issued under the plan. Shares issued from treasury stock under the plan totaled 783 at an average price of $59.19 during fiscal 2005, 903 at an average price of $57.13 during fiscal 2004, and 955 at an average price of $48.00 during fiscal 2003. A total of 85,512 shares are available for purchase under the plan as of July 3, 2005.
EXPORT SALES
Export sales are summarized below (thousands of dollars):

	2005	2004	2003
Export Sales	$36,802	$34,352	$26,180
Percent of Net Sales	19%	18%	13%
These sales were primarily to automotive manufacturing assembly plants in Canada and Mexico.
SALES AND RECEIVABLE CONCENTRATION
Sales to the Company’s largest customers were as follows (thousands of dollars and percent of total net sales):

	2005		2004		2003
	Sales	%	Sales	%	Sales	%

General Motors Corporation	$43,227	23%	$52,210	27%	$60,951	31%
Ford Motor Company	32,021	17%	34,713	18%	39,276	20%
DaimlerChrysler Corporation	51,523	27%	41,965	21%	34,628	18%
Delphi Corporation	29,621	15%	30,155	15%	28,939	14%

	$156,392	82%	$159,043	81%	$163,794	83%

Receivables from the Company’s largest customers were as follows (thousands of dollars and percent of gross receivables):

	2005		2004
	Receivables	%	Receivables	%

General Motors Corporation	$4,254	16%	$8,223	26%
Ford Motor Company	2,583	10%	3,379	11%
DaimlerChrysler Corporation	9,745	37%	7,372	24%
Delphi Corporation	3,618	14%	5,986	19%

	$20,200	77%	$24,960	80%

REPORTS

33
REPORT ON MANAGEMENT’S ASSESSMENT OF INTERNAL
CONTROL OVER FINANCIAL REPORTING
     STRATTEC SECURITY CORPORATION is responsible for the preparation, integrity, and fair presentation of the consolidated financial statements included in this annual report. The consolidated financial statements and notes included in this annual report have been prepared in conformity with United States generally accepted accounting principles and necessarily include some amounts that are based on management’s best estimates and judgments.
     We, as management of STRATTEC SECURITY CORPORATION, are responsible for establishing and maintaining effective internal control over financial reporting that is designed to produce reliable financial statements in conformity with United States generally accepted accounting principles. The system of internal control over financial reporting as it relates to the financial statements is evaluated for effectiveness by management and tested for reliability through a program of internal audits. Actions are taken to correct potential deficiencies as they are identified. Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation.
     The Audit Committee, consisting entirely of independent directors, meets regularly with management and the independent registered public accounting firm, and reviews audit plans and results, as well as management’s actions taken in discharging responsibilities for accounting, financial reporting, and internal control. Grant Thornton LLP, independent registered public accounting firm, has direct and confidential access to the Audit Committee at all times to discuss the results of their examinations.
     Management assessed the Corporation’s system of internal control over financial reporting as of July 3, 2005, in relation to criteria for effective internal control over financial reporting as described in “Internal Control — Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, management concludes that, as of July 3, 2005, its system of internal control over financial reporting is effective and meets the criteria of the “Internal Control — Integrated Framework.” Grant Thornton LLP, independent registered public accounting firm, has issued an attestation report on management’s assessment of the Corporation’s internal control over financial reporting.

Harold M. Stratton II	Patrick J. Hansen
Chairman, President and	Vice President and
Chief Executive Officer	Chief Financial Officer

REPORTS

34
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders of STRATTEC SECURITY CORPORATION:
     We have audited management’s assessment, included in the accompanying Report on Management’s Assessment of Internal Control Over Financial Reporting, that STRATTEC SECURITY CORPORATION (a Wisconsin Corporation) and subsidiaries maintained effective internal control over financial reporting as of July 3, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     In our opinion, management’s assessment that STRATTEC SECURITY CORPORATION maintained effective internal control over financial reporting as of July 3, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of July 3, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of STRATTEC SECURITY CORPORATION and subsidiaries as of July 3, 2005 and June 27, 2004 and the related consolidated statements of income, shareholders’ equity and cash flows for the years then ended and our report dated August 19, 2005 expressed an unqualified opinion on those financial statements. The consolidated financial statements as of and for the year ended June 29, 2003 were audited by other auditors. Those auditors expressed an unqualified opinion on those financial statements in their report dated July 29, 2003.
Grant Thornton LLP
Milwaukee, Wisconsin
August 19, 2005

REPORTS

35
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders of STRATTEC SECURITY CORPORATION:
     We have audited the accompanying consolidated balance sheets of STRATTEC SECURITY CORPORATION (a Wisconsin corporation) and subsidiaries as of July 3, 2005 and June 27, 2004, and the related consolidated statements of income, shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Company as of June 29, 2003 and for the year then ended were audited by other auditors. Those auditors expressed an unqualified opinion on those financial statements in their report dated July 29, 2003.
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
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of STRATTEC SECURITY CORPORATION and subsidiaries as of July 3, 2005 and June 27, 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Grant Thornton LLP
Milwaukee, Wisconsin
August 19, 2005

FINANCIAL SUMMARY

36
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

	Fiscal Years
	2005	2004	2003	2002	2001
INCOME STATEMENT DATA
Net Sales	$190,314	$195,646	$196,827	$207,286	$202,973
Gross profit	42,696	47,487	45,359	43,916	40,238

Engineering, selling, and administrative expenses	20,688	20,624	19,613	19,644	19,676

Income from operations	22,008	26,863	25,746	24,272	20,562
Interest income	1,169	426	369	538	628
Interest expense	—	—	—	—	—
Other income (expense), net	320	362	(156)	(42)	(514)

Income before taxes	23,497	27,651	25,959	24,768	20,676
Provision for income taxes	8,459	10,369	9,605	9,164	7,650

Net income	$15,038	$17,282	$16,354	$15,604	$13,026

Earnings per share:
Basic	$3.97	$4.56	$4.32	$3.80	$3.02
Diluted	3.94	4.49	4.24	3.73	2.96

BALANCE SHEET DATA
Net working capital	$74,619	$68,682	$51,277	$50,722	$33,174
Total assets	138,090	137,190	118,094	121,640	101,648
Long-term liabilities	16,271	12,054	19,190	15,448	15,145
Shareholders’ Equity	91,751	89,852	69,095	74,667	60,010
QUARTERLY FINANCIAL DATA (UNAUDITED)
The following data are in thousands of dollars except per share amounts.

					Earnings Per Share		Market Price Per Share
	Quarter	Net Sales	Gross Profit	Net Income	Basic	Diluted	High	Low
2005	First	$44,591	$10,773	$3,624	$0.95	$0.94	$68.55	$60.78
	Second	48,436	11,446	4,427	1.16	1.15	65.50	61.25
	Third	46,102	10,210	3,731	0.98	0.98	63.50	52.20
	Fourth	51,185	10,267	3,256	0.87	0.87	54.46	50.00

	TOTAL	$190,314	$42,696	$15,038	$3.97	$3.94

2004	First	$44,420	$10,458	$3,582	$0.95	$0.94	$56.25	$47.74
	Second	50,014	12,102	4,619	1.23	1.21	61.10	47.08
	Third	49,266	12,184	4,447	1.17	1.15	69.27	57.66
	Fourth	51,946	12,743	4,634	1.21	1.19	68.78	57.49

	TOTAL	$195,646	$47,487	$17,282	$4.56	$4.49

     The Company does not intend to pay cash dividends on the Company’s common stock in the foreseeable future; rather, it is currently anticipated that Company earnings will be retained for use in its business. The future payment of dividends will depend on business decisions that will be made by the Board of Directors from time to time based on the results of operations and financial condition of the Company and such other business considerations as the Board of Directors considers relevant. The Company’s line of credit agreement contains restrictions on the payment of dividends.
     Registered shareholders of record at July 3, 2005, were 2,754.

DIRECTORS/OFFICERS/SHAREHOLDERS’ INFORMATION

37

STRATTEC Board of Directors:
(Left to Right) Michael J. Koss, Robert Feitler,
Harold M. Stratton II, Frank J. Krejci
BOARD OF DIRECTORS
Harold M. Stratton II, 57
Chairman, President and Chief Executive Officer
Robert Feitler, 74
Former President and Chief Operating Officer
of Weyco Group, Inc.
Chairman of the Executive Committee and
Director of Weyco Group, Inc.
Michael J. Koss, 51
President and Chief Executive Officer
of Koss Corporation
Director of Koss Corporation
Frank J. Krejci, 55
President and Chief Executive Officer
of Wisconsin Furniture, LLC
EXECUTIVE OFFICERS
Harold M. Stratton II, 57
Patrick J. Hansen, 46
Vice President-Chief Financial
Officer, Treasurer and Secretary
Donald J. Harrod, 61
Vice President-Engineering
and Program Development
Dennis A. Kazmierski, 53
Vice President-Marketing and Sales
Kathryn E. Scherbarth, 49
Vice President-Milwaukee Operations
Rolando J. Guillot, 37
Vice President-Mexican Operations
Milan R. Bundalo, 54
Vice President-Materials
SHAREHOLDERS’ INFORMATION
Annual Meeting
The Annual Meeting of Shareholders will convene at 8:00 a.m. (CST) on October 4, 2005, at the Manchester East Hotel, 7065 North Port Washington Road, Milwaukee, WI 53217
Common Stock
STRATTEC SECURITY CORPORATION common stock is traded on the NASDAQ National Market under the symbol: STRT.
Form 10-K
You may receive a copy of the STRATTEC SECURITY CORPORATION Form 10-K, filed with the Securities and Exchange Commission, by writing to the Secretary at STRATTEC SECURITY CORPORATION, 3333 W. Good Hope Road, Milwaukee, WI 53209.
Corporate Governance
To review the Company’s corporate governance, board committee charters and code of business ethics, please visit the “Corporate Governance” section of our Web site at www.strattec.com.
Shareholder Inquiries
Communications concerning the transfer of shares, lost certificates or changes of address should be directed to the Transfer Agent.
Transfer Agent and Registrar
Wells Fargo Bank, N.A.
Shareholder Services
P.O. Box 64854
St. Paul, MN 55164-0854
1.800.468.9716

THE TRUSTED LEADER

IN AUTOMOTIVE

ACCESS CONTROL PRODUCTS

PANIC
ACC
ON
START
LOAD
1
2
3

STRATTEC SECURITY CORPORATION

3333 WEST GOOD HOPE ROAD

MILWAUKEE, WI 53209

PHONE 414.247.3333 FAX 414.247.3329

www.strattec.com

THE TRUSTED LEADER
IN AUTOMOTIVE
ACCESS CONTROL PRODUCTS
S T R AT T E C S E C U R I T Y C O R P O R AT I O N
3 3 3 3 W E S T G O O D H O P E R O A D
M I L W A U K E E , W I 5 3 2 0 9
P H O N E 4 1 4 . 2 4 7 . 3 3 3 3 F A X 4 1 4 . 2 4 7 . 3 3 2 9
w w w . s t r a t t e c . c o m