Form 10-K, Exhibit 13
period 2006-07-02
STRATTEC SECURITY CORP
filed 2006-08-29
CIK 933034

EXHIBIT 13

STRATTEC

NEW ROADS TO TRAVEL

2006

ANNUAL

REPORT

2 0 0 6 A N N U A L R E P O R T
NEW ROADS TO TRAVEL

NEW ROADS TO TRAV-
Over the past several years, STRATTEC has embarked on a journey to transition its business through the expansion of products, customers and global capabilities. That journey is giving us many new roads to travel. Like all journeys, the roads we take are not always as smooth or straight as we might want. But we are confident that the things we see, the things we learn and the progress we make will provide a path to a successful future for STRATTEC and its partners around the world.

2006 ANNUAL REPORT STRATTEC SECURITY CORPORATION designs, develops, manufactures and markets mechanical locks and keys, electronically enhanced locks and keys, steering column and instrument panel ignition lock housings, latches and related access control products for North American automotive customers, and for global automotive manufacturers through the VAST Alliance in which we participate with WITTE Automotive of Velbert, Germany and ADAC Plastics, Inc. of Grand Rapids, Michigan. Our products are shipped to customer locations in the United States, Canada, Mexico, Europe, South America and China, and we provide full service and aftermarket support. CONTENTS LETTER TO THE SHAREHOLDERS FINANCIAL HIGHLIGHTS 4 COMPANY DESCRIPTION 5 STRATTEC EQUIPPED VEHICLE LIST 10 MANAGEMENT’S DISCUSSION AND ANALYSIS 11 FINANCIAL STATEMENTS 18 REPORT OF MANAGEMENT 33 REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 34 FINANCIAL SUMMARY 36 DIRECTORS / OFFICERS / SHAREHOLDERS’ INFORMATION 37 PROSPECTIVE INFORMATION A number of the matters and subject areas discussed in this Annual Report (see above “Contents” section) contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of forward-looking words or phrases such as “anticipate,” “believe,” “would,” “expect,” “intend,” “may,” “planned,” “potential,” “should,” “will,” and “could.” These include expected future financial results, product offerings, global expansion, liquidity needs, financing ability, planned capital expenditures, management’s or the Company’s expectations and beliefs, and similar matters discussed in the Letter to the Shareholders, Company’s Management’s Discussion and Analysis, etc. The discussions of such matters and subject areas are qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from the Company’s actual future experience. The Company’s business, operations and financial performance are subject to certain risks and uncertainties, which could result in material differences in actual results from the Company’s current expectations. These risks and uncertainties include, but are not limited to, general economic conditions, in particular relating to the automotive industry, customer demand for the Company’s and its customer’s products, competitive and technological developments, customer purchasing actions, foreign currency fluctuations, costs of operations and other matters described under “Risk Factors” in the Management’s Discussion and Analysis section of this report. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements made herein are only made as of the date of this Annual Report and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances occurring after the date of this Annual Report.

LETTER TO THE SHAREHOLDERS

AUGUST, 2006
Fellow Shareholders:
     Fiscal 2006 was a challenging year for us as we began to feel the impact of negative industry dynamics, the continued erosion of the market share for our traditional products and rising material costs. Net sales declined to $181,197,000 from last year’s level of $190,314,000. Net income declined to $12,477,000 from the previous year’s level of $15,038,000. Despite these declines, we were still able to generate positive EVA of $8,200,000.
     While our results reflect the negative trends in our industry, there were also positive developments in our business. Here is a brief recap of the highlights and lowlights for the year.
     In July, we signed a successor Agreement for our Alliance with WITTE-Velbert of Germany. This successor to the original five-year Agreement signed in 2000 provides a more efficient framework for our mutual efforts, and adds flexibility for future initiatives that may be considered by the partners. One of those initiatives came to fruition later in the fiscal year with the addition of ADAC Plastics of Grand Rapids, Michigan in January as a third member to the Alliance. ADAC brings depth to the Alliance’s global capability in exterior and interior door handles, which are an important part of the Alliance’s access control product line. With this expansion, we and our partners also established a brand identity for Alliance activities, creating the name VAST Alliance, and renaming our former WITTE-STRATTEC LLC joint venture Vehicle Access Systems Technology LLC. ADAC also became a part of this LLC. We announced these developments in the Alliance through coordinated press releases and customer visits in February. Please see the Company Description portion of this report for further information about the VAST Alliance and LLC.
     In late August, Hurricane Katrina hit New Orleans and other Gulf-coast areas, triggering a dramatic and rapid rise in oil prices. Subsequent global political and production issues continued to drive oil prices up throughout our fiscal year and continue doing so as I write this letter. Rising oil prices have had a correspondingly dramatic effect on us as sales of mid-size and large SUVs and trucks produced by our principal customers have declined significantly. Production cuts followed, and are likely to continue over the next several quarters.
     In October, Delphi Corporation filed for protection under Chapter 11 bankruptcy laws, affecting $3.4 million of our accounts receivable. This was our first encounter with the bankruptcy of a major customer. Subsequently, we were able to sell our rights to these receivables to a third party for $1.8 million, resulting in a write-off for uncollectible accounts receivable of $1.6 million. We were also able to negotiate revised payment terms with Delphi, reducing our risk exposure going forward. We continue to monitor Delphi’s situation closely.
     During November and December, we began to feel the effects of rising raw material costs for zinc and brass, the primary materials used in our lock and key products. These raw material costs continued to escalate during the remainder of the fiscal year such that they nearly doubled on a year-over-year basis. Material costs continue their upward trend, and we do not anticipate a return to the stable prices we enjoyed over the past several years. As a consequence of these factors, we began a concerted effort to request pricing adjustments from our customers to offset these extraordinary increased material costs. This effort continues in the new fiscal year. As I am sure you are aware, this will be a difficult thing to accomplish with customers who are in financial distress and continue to demand year-over-year price decreases. Nevertheless, we are firm in our resolve to cover these

LETTER TO THE SHAREHOLDERS

material increases with price adjustments.
     During the last quarter, General Motors awarded the VAST Alliance partners a significant amount of business supplying their new global Epsilon vehicles, which will go into production in our fiscal 2009 and 2010. These business awards are for locksets, door handles, ignition lock housings and rear seat-back latches. STRATTEC’s direct benefit will be with the rear seat-back latches for North America. We were also anticipating producing the global requirements for ignition lock housings in North America, but our Tier 1 customer for this product has decided to produce only in China. We will therefore likely be producing this at our VAST China joint venture. Although the portion of Epsilon products STRATTEC will directly produce is a relatively small portion of the total awarded to the VAST Alliance by GM, we are very pleased with the outcome as it clearly substantiates our global strategy. Further, under the terms of the Alliance Agreement, STRATTEC will have an indirect benefit from the lockset and lock housing products produced outside North America.
     Throughout this fiscal year, we have taken steps to align our resources and implement plans to fulfill our drive to expand both our product portfolio and customer base. We are making progress, but those of you who understand the automotive market place know that the benefits of making that progress take three to four years to realize due to lead times in the industry. To speed this process along we have also been actively seeking opportunities to make an acquisition that would support our corporate strategy. These activities will continue into the new fiscal year.
     Given the current turmoil in the North American automotive industry, one could legitimately ask why we are pursuing this strategy. We ask ourselves that question on a regular basis. The answer is based on the following beliefs. We have believed for some time that the basic business models pursued by our major customers have lost their effectiveness. We believed this would lead to some sort of crisis which in turn would drive a restructuring. We are experiencing that crisis now, and it will be painful for the entire industry and overall economy. But a restructuring will occur, and the industry will be stronger when it concludes. We believe we are in a good position to weather this period of turmoil. With the transition we have been going through and continue to pursue, we intend to not only survive the restructuring, but benefit from it. We have already received opportunities to quote business currently placed with suppliers who are at risk financially. In one such case, a major customer has tentatively awarded a major latch program to us. We believe there will be other opportunities like this for us resulting from our capabilities and financial stability.
     We believe the challenges of fiscal 2006 will continue in 2007. We will not be immune to the turmoil affecting our industry. But our company’s capital structure continues to be robust. With that robustness, we are investing in our future through internal resources, and are ready to invest in an appropriate strategic acquisition. We believe the restructuring facing the domestic automotive industry will give us good opportunities to do exactly what we have targeted for our transition: Expand our product and customer bases. We believe we are in the right position to take advantage of the changes coming in the industry, and look for a positive outcome.
Sincerely,

Harold M. Stratton II
Chairman, President and Chief Executive Officer

FINANCIAL HIGHLIGHTS
(IN MILLIONS)

	2006	2005	2004

Net Sales	$181.2	$190.3	$195.6
Gross Profit	37.0	42.7	47.5
Income from Operations	13.4	22.0	26.9
Net Income	12.5	15.0	17.3
Total Assets	148.6	138.1	137.2
Total Debt	—	—	—
Shareholders’ Equity	110.3	91.8	89.9
ECONOMIC VALUE ADDED (EVA®)
     All U.S. associates and many of our Mexico-based salaried associates participate in incentive plans that are based upon our ability to add economic value to the enterprise. During 2006, $8.2 million of positive economic value was generated, a decrease of $3.0 million compared to the economic value the business generated in 2005. We continue to believe that EVA® represents STRATTEC’s ultimate measure of success and shareholder value.

Net Operating Profit After Cash-Basis Taxes		$12.9
Average Net Capital Employed	$42.5
Capital Cost	11%

		4.7

Economic Value Added		$8.2

     EVA® is not a traditional financial measurement under U.S. GAAP and may not be similar to EVA® calculations used by other companies. However, STRATTEC believes the reporting of EVA® provides investors with greater visibility of economic profit. The following is a reconciliation of the relevant GAAP financial measures to the non-GAAP measures used in the calculation of STRATTEC’s EVA®.
Net Operating Profit After Cash-Basis Taxes:

2006 Net Income as Reported	$12.5
Deferred Tax Provision	.3
Other	.1

Net Operating Profit After Cash-Basis Taxes	$12.9

Average Monthly Net Capital Employed:

Total Shareholders’ Equity as Reported at July 2, 2006	$110.3
Current Interest Bearing Assets	(69.3)
Long-Term Liabilities	4.6
Other	(2.6)

Net Capital Employed at July 2, 2006	43.0
Impact of 12 Month Average	(.5)

Average Monthly Net Capital Employed	$42.5

EVA® is a registered trademark of Stern, Stewart & Co.

COMPANY DESCRIPTION

BASIC BUSINESS
     STRATTEC SECURITY CORPORATION designs, develops, manufactures and markets mechanical locks and keys, electronically enhanced locks and keys, steering column and instrument panel ignition lock housings, latches and related access control products for North American automotive customers, and for global automotive manufacturers through the VAST Alliance in which we participate with WITTE Automotive of Velbert, Germany and ADAC Plastics, Inc. of Grand Rapids, Michigan. Our products are shipped to customer locations in the United States, Canada, Mexico, Europe, South America and China, and we provide full service and aftermarket support.
HISTORY
     STRATTEC formerly was a division of Briggs & Stratton Corporation. In 1995, STRATTEC was spun off from Briggs & Stratton through a tax-free distribution to the then-existing Briggs & Stratton shareholders and has since been an independent public company for eleven years.
     Our history in the automotive security business spans nearly 100 years. STRATTEC has been the world’s largest producer of automotive locks and keys since the late 1920s, and we currently maintain a dominant share of the North American markets for these products.
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
     A relatively new and growing product line for us is ignition lock housings. These housings are the mating part for our ignition locks and typically are part of the steering column structure, although there are instrument panel-mounted versions for certain vehicle applications. These housings are typically zinc or magnesium die castings and can include electronic components for theft deterrent systems.
     We are also developing business for additional access control products, including trunk latches, liftgate latches, tailgate latches, hood latches, side door latches and related hardware for this product category.
MARKETS
     We are a direct supplier to OEM auto and light truck manufacturers as well as other transportation-related manufacturers. For the 2006 model year, our lock and key products

COMPANY DESCRIPTION

enjoyed a 46% market share in the North American automotive industry, supplying over 52% of General Motors’ production, 66% of Ford’s, 93% of DaimlerChrysler’s and 100% of Mitsubishi’s production. Our growing ignition lock housing business captured an estimated 24% share in 2006. Our housings and OEM components are also sold to other “Tier 1” automotive suppliers and industrial manufacturers.
     Direct sales to various OEMs represented approximately 80% of our total sales for fiscal 2006. The remainder of the company’s revenue is received primarily through sales to the OEM service channels, and the aftermarket.
     Sales to our major automotive customers, both OEM and Tier 1, are coordinated through direct sales personnel located in our Detroit-area office. Sales are also facilitated through daily interaction between our customer Program Managers and Application Engineers located in Detroit and product engineering departments. Sales to other OEM customers are accomplished through a combination of our own sales personnel and manufacturer representative agencies. STRATTEC’s products are supported by an extensive staff of experienced lock, housing and latch engineers. This staff, which includes product design, quality and manufacturing engineers, is capable of providing complete design, development and testing services of new products for our customers. This staff also is available for customer problem solving, warranty analysis, and other activities that arise during a product’s life cycle. Our customers receive after-sales support in the form of special field service kits, service manuals, and specific in-plant production repair programs.
     The majority of our OEM products are sold in North America. While a modest amount of exporting is done to automotive assembly plants in Europe and South America, we are in the process of expanding our presence in these markets and elsewhere through our Vehicle Access Systems Technology (VAST) Alliance with WITTE Automotive and ADAC Plastics, Inc., which is described in more detail on page 8.
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

COMPANY DESCRIPTION

CUSTOMER FOCUS
     To bring the proper focus to the relationships with our major customers, we have seven customer-focused teams, each with a Director of Sales, a Product Business Manager, one or two Engineering Program Managers and Customer Application Engineers. In addition to customer teams for General Motors, Ford and DaimlerChrysler/Mitsubishi, we have teams for New Domestic Vehicle Manufacturers, Driver Control/Ignition Lock Housing customers, Tiered Products, and for Service and Aftermarket customers.
     Each Sales Director is responsible for the overall relationship between STRATTEC and a specific customer group. Engineering Program Managers report to their respective team and are responsible for coordinating engineering resources and managing new product programs for their customers.
     To serve our customers’ product needs, STRATTEC’s engineering resources are organized by product type. We have four product groups: Locks and Keys, Latches, Driver Control/Ignition Lock Housings and Electrical. Each group has an Engineering Manager and a complement of skilled engineers who design and develop products for specific applications. In doing this, each engineering group works closely with the Product Business Managers, team Engineering Program Managers, sales personnel, and application engineers.
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
OPERATIONS
     A significant number of the components that go into our products are manufactured at our main facility and headquarters in Milwaukee, Wisconsin. This facility produces zinc die cast components, stampings, and key blanks. Key finishing takes place at STRATTEC Componentes Automotrices in Juarez, Mexico, along with some limited

COMPANY DESCRIPTION

assembly activities. The majority of our assembly operations take place at STRATTEC de Mexico, also located in Juarez. Warehousing and distribution of service and aftermarket product is accomplished at the Milwaukee facility.
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
VAST ALLIANCE
     In fiscal 2001, we entered into a formal Alliance with WITTE-Velbert GmbH, an automotive supplier based in Germany, designing, developing, manufacturing and marketing automotive access control products for European-based customers. This Alliance consisted of two initiatives. The first was a cross licensing agreement which allowed STRATTEC to manufacture and market WITTE’s core products in North America, and WITTE to manufacture and market STRATTEC’s core products in Europe. The second initiative was a 50-50 joint venture to invest in operations with local partners in strategic markets outside of Europe and North America.
     In February of 2006, we announced the expansion of the Alliance and related joint venture with the addition of ADAC Plastics, Inc. ADAC, of Grand Rapids, Michigan adds North American expertise in door handles, a part of WITTE’s core product line that STRATTEC could not support, and an expertise in color-matched painting of these components which we believe is unique in the world.
     With the expansion of the Alliance, we now have a full range of access control related products available on a global basis to support customer programs. To identify this powerful combination of independent companies focused on working together, we renamed the joint venture Vehicle Access Systems Technology LLC, and the Alliance is now called the VAST Alliance. WITTE is now called WITTE Automotive, and ADAC is now doing business as

COMPANY DESCRIPTION

ADAC Automotive. We have adopted a common graphic image in which we share a logo mark and colors, and a specific logo for the Alliance itself to be used on the partners’ printed and electronic presentation materials (see Page 37 of this Report for an example). Our VAST LLC partners in China and Brazil are also adopting the name and image so that VAST now truly has global brand awareness.
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
GLOBAL PARTNERS

1. STRATTEC – Milwaukee,Wisconsin	6. WITTE Automotive – Velbert, Germany
2. STRATTEC de Mexico – Juarez, Mexico	7. WITTE Automotive – Nejdek, Czech Republic
3. STRATTEC Componentes Automotrices – Juarez, Mexico	8. VAST do Brasil – Sao Paulo, Brazil
4. ADAC Plastics, Inc. – Grand Rapids and Muskegan, Michigan	9. VAST Fuzhou – Fuzhou, China
5. ADAC Paintbox, Limited – United Kingdom	10. VAST Great Shanghai Co. – Shanghai, China
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

VEHICLE LIST

10

2007 VEHICLES

CARS AND CAR BASED UTILITY VEHICLES

Buick Allure
(Canadian only)
Buick Enclave
(late introduction)
Buick LaCrosse
Buick Lucerne
Cadillac XLR
Cadillac DTS
Chevrolet Corvette
Chevrolet Impala
Chevrolet Monte Carlo
Chrysler 300/300C
Chrysler Pacifica
Chrysler PT Cruiser
Chrysler Sebring
Dodge Avenger
(late introduction)
Dodge Caliber
Dodge Charger
Dodge Magnum
Dodge Viper
Ford Five Hundred
Ford Crown Victoria
Ford Freestyle
Ford Mustang
GMC Acadia
Holden Commodore
(Australia only)
Honda Civic
Jeep Compass
Jeep Patriot
Lincoln Town Car
Mercury Grand Marquis
Mercury Montego
Mitsubishi Eclipse/
Eclipse Spyder
Mitsubishi Galant
Saturn Ion
Saturn Outlook

LIGHT TRUCKS, VANS AND SPORT UTILITY VEHICLES

Buick Rainier
Buick Rendezvous
Buick Terraza
Cadillac Escalade
Cadillac Escalade ESV
Cadillac Escalade EXT
Chevrolet Avalanche
Chevrolet Express Van
Chevrolet Silverado Pickup
Chevrolet Suburban
Chevrolet Tahoe
Chevrolet Trailblazer
Chevrolet Uplander
Chrysler Aspen
Chrysler Town & Country
Dodge Caravan/Grand Caravan
Dodge Dakota Pickup
Dodge Durango
Dodge Nitro
Dodge Ram Pickup
Ford Expedition
Ford Explorer
Ford Explorer Sport Trac
Ford F-Series Pickup
Ford F-Series Supercrew
Ford F-Series Super Duty
Ford Heritage F-Series
Ford Ranger Pickup
GMC Envoy
GMC Savana
GMC Sierra Pickup
GMC Yukon
GMC Yukon XL
Hummer H2
Jeep Commander
Jeep Grand Cherokee
Jeep Liberty
Jeep Wrangler/Wrangler
Unlimited
Lincoln Mark LT Pickup
Lincoln Navigator
Mazda B-Series Pickup
Mercury Mountaineer
Mitsubishi Endeavor
Mitsubishi Raider
Nissan Titan
Saab 9-7X
Saturn Relay

2006 STRATTEC Annual Report

VEHICLE LIST
2007 VEHICLES
We are proud to be associated with many of the quality vehicles produced in North America. The following model year 2007 cars and light trucks are equipped with STRATTEC products.
CARS AND CAR BASED UTILITY VEHICLES
Buick Allure Chrysler PT Cruiser Holden Commodore (Canadian only) Chrysler Sebring (Australia only) Buick Enclave Dodge Avenger Honda Civic (late introduction) (late introduction) Jeep Compass Buick LaCrosse Dodge Caliber Jeep Patriot Buick Lucerne Dodge Charger Lincoln Town Car Cadillac XLR Dodge Magnum Mercury Grand Marquis Cadillac DTS Dodge Viper Mercury Montego Chevrolet Corvette Ford Five Hundred Mitsubishi Eclipse/ Chevrolet Impala Ford Crown Victoria Eclipse Spyder Chevrolet Monte Carlo Ford Freestyle Mitsubishi Galant Chrysler 300/300C Ford Mustang Saturn Ion Chrysler Pacifica GMC Acadia Saturn Outlook
LIGHT TRUCKS, VANS AND SPORT UTILITY VEHICLES
Buick Rainier Caravan GMC Yukon
Buick Rendezvous Dodge Dakota Pickup GMC Yukon XL
Buick Terraza Dodge Durango Hummer H2
Cadillac Escalade Dodge Nitro Jeep Commander
Cadillac Escalade ESV Dodge Ram Pickup Jeep Grand Cherokee
Cadillac Escalade EXT Ford Expedition Jeep Liberty
Chevrolet Avalanche Ford Explorer Jeep Wrangler/Wrangler
Chevrolet Express Van Ford Explorer Sport Trac Unlimited
Chevrolet Silverado Pickup Ford F-Series Pickup Lincoln Mark LT Pickup
Chevrolet Suburban Ford F-Series Supercrew Lincoln Navigator
Chevrolet Tahoe Ford F-Series Super Duty Mazda B-Series Pickup
Chevrolet Trailblazer Ford Heritage F-Series Mercury Mountaineer
Chevrolet Uplander Ford Ranger Pickup Mitsubishi Endeavor
Chrysler Aspen GMC Envoy Mitsubishi Raider
Chrysler Town & Country GMC Savana Nissan Titan
Dodge Caravan/Grand GMC Sierra Pickup Saab 9-7X
Saturn Relay

MANAGEMENT’S DISCUSSION AND ANALYSIS

     The following Discussion and Analysis should be read in conjunction with STRATTEC SECURITY CORPORATION’s Financial Statements and Notes thereto. Unless otherwise indicated, all references to years refer to fiscal years.
RESULTS OF OPERATIONS
2006 Compared to 2005
     Net sales were $181.2 million in 2006 compared to $190.3 million in 2005. The prior year included one additional shipping week, which increased sales by approximately $2.9 million. Sales to our largest customers overall declined in the current year as compared to the prior year. Sales to DaimlerChrysler Corporation increased significantly to $58.6 million in 2006 compared to $51.5 million in 2005 due to additional product content and higher production volumes. Sales to Mitsubishi Motor Manufacturing of America, Inc. were $5.4 million in 2006 compared to $4.5 million in 2005 due to higher vehicle production volumes and increased product content. Sales to Ford Motor Company were $27.3 million in 2006 compared to $32.0 million in 2005 due to pre-programmed price reductions, discontinued models and lower Ford vehicle production volumes on certain vehicles. Sales to General Motors Corporation were $32.9 million in 2006 compared to $43.2 million in 2005 due to a combination of price reductions, discontinued models and lower production volumes on certain General Motors vehicles. Sales to Delphi Corporation were $26.7 million in 2006 compared to $29.6 million in 2005 due primarily to pre-programmed price reductions, lower levels of production and lower component content.
     As discussed in our 2004 and 2005 Annual Reports, Mitsubishi informed STRATTEC of their intent to consolidate the purchase of their lockset requirements with their Japanese supplier beginning with the 2007 model year due primarily to economic pressures impacting Mitsubishi. As a result, in 2007 supply of production requirements to Mitsubishi will continue only on a limited basis. It is anticipated that our supply of parts to Mitsubishi will be fully completed by December 2006. Mitsubishi represented approximately 3 percent of STRATTEC’s fiscal 2006 sales.
     Gross profit as a percentage of net sales was 20.4 percent in 2006 compared to 22.5 percent in 2005. The lower gross margins are primarily attributed to lower production volumes, higher purchased material costs for brass and zinc and a less favorable Mexican peso to U.S. dollar exchange rate affecting our Mexican operations. The gross margin reduction resulting from these items was partially offset by a $580,000 customer reimbursement received and recorded in 2006 relating to production capacity constraint issues expensed during 2005. The 2005 gross margin was also reduced by a $217,000 lump sum bonus for our Milwaukee represented hourly workers related to the June 27, 2005 ratification of a new three-year labor contract. The average zinc price per pound increased to $1.01 in 2006 compared to $0.54 in 2005. During 2006 approximately 9.1 million pounds of zinc were used. This resulted in increased zinc costs of approximately $4.3 million in the current year over the prior year. The average brass price per pound increased to $2.81 in 2006 from $1.94 in 2005. During 2006 approximately 1.5 million pounds of brass were used. This resulted in increased brass costs of approximately $1.3 million in the current year over the prior year. The inflation rate in Mexico for the 12 months ended June 2006 was approximately 3 percent and increased operating costs by approximately $530,000 in the current year over the prior year. The U.S. dollar/Mexican peso exchange rate decreased to approximately 10.80 pesos to the dollar in 2006 from approximately 11.20 pesos to the dollar in 2005. This resulted in increased costs related to our Mexican operations of approximately $770,000 in the current year over the prior year.
     At the beginning of the current fiscal year, we adopted Statement of Financial Accounting Standards (‘SFAS’), No. 123(R), “Share Based Payments,” to recognize stock-based compensation expense in our financial statements. In accordance with SFAS No. 123(R), we used the modified prospective method of adoption, which requires compensation cost to be recognized for all stock awards issued subsequent to adoption, as well as the unvested portion of awards outstanding on the date of adoption. No cumulative effect of change in accounting principle was required under this method. Prior to 2006, we elected to follow APB Opinion No. 25 in accounting for our stock option plan. Under APB Opinion No. 25, no stock-based compensation expense was reflected in our consolidated statements of income. The adoption of SFAS No. 123(R) resulted in the recognition of $1.0 million of compensation cost related to stock options during 2006. The modified prospective method of application does not impact the financial results of our previously reported periods. We also recognized $113,000 of compensation cost related to restricted stock issued during 2006, which also would have been recognized under the provisions of APB No. 25. As of July 2, 2006, we had $737,000 of total unrecognized compensation cost related to stock options granted, which we expect to recognize over a weighted average period of .8 years. As of July 2,

MANAGEMENT’S DISCUSSION AND ANALYSIS

2006, we also had $343,000 of total unrecognized compensation cost related to restricted stock grants, which we expect to recognize over a weighted average period of 1.2 years. Total unrecognized compensation cost will be adjusted for any future changes in estimated and actual forfeitures. We made no modifications to outstanding share-based payment arrangements in conjunction with the adoption of SFAS No. 123(R).
     Engineering, selling and administrative expenses were $22.1 million in 2006, compared to $20.7 million in 2005. The increase over the prior year was primarily attributed to higher spending in new product development and recognizing stock-based compensation expense.
     The provision for bad debts of $1.6 million in the current year reflects a write-off of uncollectible pre-petition Chapter 11 accounts receivable due from Delphi Corporation. During the current year, approximately $3.4 million of pre-petition Chapter 11 accounts receivable due from Delphi Corporation were sold to a third party for $1.8 million.
     Income from operations decreased to $13.4 million in 2006 from $22.0 million in 2005. This decrease is primarily the result of the increase in the provision for bad debts, the decline in net sales and gross margin and the increase in operating expenses as discussed above.
     The effective income tax rate for 2006 was 26.1 percent compared to 36.0 percent in 2005. The 2006 income tax provision includes a state refund claim recovery and a favorable state income tax adjustment. The 2006 claim recovery and tax adjustment, net of the Federal income tax impact, was approximately $1.2 million. The 2006 income tax provision also includes a favorable foreign tax adjustment related to the operation of our Mexican subsidiaries of $664,000. The 2005 income tax provision included a state refund claim recovery. The 2005 claim recovery, net of the Federal income tax impact, was $162,000.
RESULTS OF OPERATIONS
2005 Compared to 2004
     Net sales were $190.3 million in 2005 compared to $195.6 million in 2004. The 2005 year included one additional shipping week, which increased sales by approximately $2.9 million. Sales to our largest customers overall declined in 2005 as compared to 2004. Sales to DaimlerChrysler Corporation increased to $51.5 million in 2005 from $42.0 million in 2004. The sales increase was primarily the result of content changes on existing products STRATTEC supplied. Sales to General Motors Corporation, Delphi Corporation, Ford Motor Company and Mitsubishi Motor Manufacturing of America, Inc. decreased in 2005 compared to 2004. Sales to General Motors decreased to $43.2 million from $52.2 million, Delphi sales decreased to $29.6 million from $30.2 million, Ford sales decreased to $32.0 million from $34.7 million and Mitsubishi sales decreased to $4.5 million from $7.0 million. The decrease in sales to these customers was primarily the result of lower customer vehicle production on vehicles STRATTEC supplied, and to a lesser degree, discontinued models and pre-programmed price decreases. As discussed in the 2004 Annual Report, Mitsubishi informed STRATTEC that due primarily to economic pressures impacting Mitsubishi they intend to consolidate the purchase of their lockset requirements with their Japanese supplier for the 2007 model year. This will effectively end our supply of production requirements to Mitsubishi by the start of our 2007 fiscal year. Mitsubishi represented approximately 2.4 percent of STRATTEC’s fiscal 2005 sales. Sales to Auto Alliance International, Ford Motor Company’s joint venture assembly plant with Mazda, were $2.2 million in 2005 and represented new lockset content related to the Ford Mustang. Decreased aftermarket sales of approximately $2.2 million also contributed to the overall reduction in sales.
     Gross profit as a percentage of net sales was 22.5 percent in 2005 compared to 24.3 percent in 2004. The lower gross margin in 2005 was primarily the result of lower production volumes, which resulted from lower customer vehicle production on vehicles STRATTEC supplied as discussed above, changes in customer product content with lower margins and higher purchased material costs for brass, zinc and magnesium. A lump sum bonus of approximately $217,000 paid to our Milwaukee represented hourly workers resulting from a new three year labor contract ratified June 27, 2005 and $580,000 of premium freight and overtime charges related to capacity issues with two customer directed component suppliers also reduced the 2005 margin. The average per pound price of brass increased to $1.94 in 2005 from $1.63 in 2004. The average per pound price of zinc increased to $.54 in 2005 from $.46 in 2004. We used an average of approximately 170,000 pounds per month of brass and approximately 770,000 pounds per month of zinc. Increased magnesium costs resulted in increased purchased component costs of approximately $420,000 in 2005.
     STRATTEC is required under SFAS No. 123(R) to recognize stock-based compensation expense in its financial statements beginning in fiscal 2006. The adoption of SFAS No. 123(R)’s fair value method will have an impact on our results of operations, although it will not have an impact on the overall financial position. The impact of the adoption of

MANAGEMENT’S DISCUSSION AND ANALYSIS

SFAS No. 123(R) will depend on levels of share-based payments granted in the future and is expected to reduce pre-tax earnings by approximately $1.1 million in fiscal 2006.
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
     The effective income tax rate was 36.0 percent in 2005 compared to 37.5 percent in 2004. The 2005 income tax provision includes a state refund claim recovery. This claim recovery, net of the Federal income tax impact, was $162,000. The overall effective tax rate differs from the Federal statutory tax rate primarily due to the effects of state income taxes.
LIQUIDITY AND CAPITAL RESOURCES
     Cash flow generated from operating activities was $19.3 million in 2006 compared to $15.8 million in 2005. Cash flow generated from operating activities was impacted by pension contributions, tax payments and recoveries, bonus payments made to all eligible associates and the timing of scheduled payments received from two major customers. We made pension contributions to our qualified plan of $6.0 million in 2006 compared to $8.0 million in 2005. Tax payments, net of recoveries and adjustments received, totaled $3.1 million in 2006 compared to $6.4 million in 2005. Bonus payments to eligible associates, which are based on financial results, totaled $2.0 million in 2006 and $5.1 million in 2005. The bonus payments made in 2006 were based on 2005 financial results. The bonus payments made in 2005 were based on 2004 financial results. The normally scheduled July 2005 payments from two major customers totaling approximately $4.8 million were received prior to the end of our 2005 fiscal year increasing 2005 cash balances. The normally scheduled July 2006 payments were not received prior to the end of our 2006 fiscal year. In addition, during 2006, we wrote-off $1.6 million of uncollectible pre-petition Chapter 11 accounts receivable due from Delphi Corporation. Payment terms with Delphi Corporation have been accelerated for all shipments subsequent to the bankruptcy filing.
     Our LIFO inventory balance decreased $2.3 million in 2006 and increased $3.3 million in 2005. The increased inventory at July 3, 2005 was primarily due to the build-up of inventory banks in preparation of a potential strike by our unionized associates at the Milwaukee facility. The contract with the unionized associates expired June 26, 2005. A new contract was ratified and is effective through June 29, 2008.
     At July 2, 2006, the pension obligations are reflected as a prepaid balance due to the removal of the additional minimum pension liability related to the qualified plan. The $6.0 million pension contribution made to the qualified plan during 2006 is included in the increase in other assets in the consolidated statement of cash flows. The $8.0 million contribution to the qualified plan during 2005 is included in the decrease in accounts payable and accrued liabilities in the consolidated statement of cash flows. The reduction in the accrued payroll and benefits balance from July 3, 2005 to July 2, 2006 is primarily due to a reduction in the bonus accrual, which is based on financial results and paid to all eligible associates.
     Capital expenditures were $5.8 million in 2006 compared to $5.5 million in 2005. Expenditures were primarily in support of requirements for new product programs and the upgrade and replacement of existing equipment. We anticipate that capital expenditures will be approximately $6 million in fiscal 2007, primarily in support of requirements for new product programs and the upgrade and replacement of existing equipment.
     Our Board of Directors has authorized a stock repurchase program to buy back outstanding shares of our common stock. Shares authorized under the program totaled 3,639,395 at July 2, 2006. Over the life of the repurchase program through July 2, 2006, a total of 3,258,487 shares have been repurchased at a cost of approximately $122.0 million. Additional repurchases may occur from time to time. Funding for the repurchases was provided by cash flow from operations.
     We have a $50.0 million unsecured line of credit (the “Line of Credit”), which expires October 31, 2006. There were no outstanding borrowings under the Line of Credit at July 2, 2006 or at July 3, 2005. Interest on borrowings under the Line of Credit are at varying rates based on the London Interbank Offering Rate or the bank’s prime rate. We believe the Line of Credit is adequate, along with cash flow from operations, to meet our anticipated capital expenditure, working capital and operating expenditure requirements.
     We have not been significantly impacted by inflationary pressures over the last several years, except for rising health care costs which have increased our cost of employee medical coverage, fluctuations in the market price of zinc, brass, aluminum and magnesium, and inflation in Mexico, which impacts the U.S. dollar costs of our Mexican operations. We do not hedge against our Mexican peso exposure.

MANAGEMENT’S DISCUSSION AND ANALYSIS

CONTRACTUAL OBLIGATIONS

Contractual obligations are as follows as of July 2, 2006 (thousands of dollars):

	Payments Due By Period
		Less Than			More Than
Contractual Obligation	Total	1 Year	1-3 Years	3-5 Years	5 Years

Operating Leases	$1,397	$591	$779	$27	$—
Purchase Obligations	575	575	—	—	—
Pension and Postretirement Obligations (a)	4,084	4,084	—	—	—

Total	$6,056	$5,250	$779	$27	$—

(a)	As disclosed in Notes to Financial Statements, estimated cash funding related to our pension and postretirement benefit plans totals $4.1 million in 2007. Because the timing of funding related to these plans beyond 2007 is uncertain, and is dependent on future movements in interest rates and investment returns, changes in laws and regulations, and other variables, pension and postretirement outflows beyond 2007 have not been included in the table above.
JOINT VENTURES
     On November 28, 2000, we signed certain Alliance Agreements with E. WITTE Verwaltungsgesellschaft GmbH, and its operating unit, WITTE-Velbert GmbH & Co. KG (“WITTE”). WITTE, of Velbert, Germany, is a privately held, automotive supplier. WITTE designs, manufactures and markets components including locks and keys, hood latches, rear compartment latches, seat back latches, door handles and specialty fasteners. WITTE’s primary market for these products has been Europe. The WITTE-STRATTEC Alliance provided a set of cross-licensing agreements for the manufacture, distribution and sale of WITTE products by STRATTEC in North America, and the manufacture, distribution and sale of our products by WITTE in Europe. Additionally, a joint venture company (“WITTE-STRATTEC LLC”) — in which each company originally held a 50 percent interest — was established to seek opportunities to manufacture and sell both companies’ products in areas of the world outside of North America and Europe. The November 28, 2000 Alliance Agreements were replaced with new agreements as of July 12, 2005 which extended the term of the original agreements, and included certain modifications to their provisions.
     In November 2001, WITTE-STRATTEC do Brasil, a joint venture formed between WITTE-STRATTEC LLC and Ifer Estamparia e Ferramentaria Ltda. was formed to service customers in South America. On March 1, 2002, WITTE-STRATTEC China was formed and in April 2004, WITTE-STRATTEC Great Shanghai Co. was formed. WITTE-STRATTEC China and WITTE-STRATTEC Great Shanghai Co. are joint ventures between WITTE-STRATTEC LLC and a unit of Elitech Technology Co. Ltd. of Taiwan and are the base of operations to service our automotive customers in the Asian market.
     Effective January 1, 2006, agreements were signed among WITTE, STRATTEC and ADAC Plastics, Inc. (“ADAC”) making ADAC a member of the various Alliance agreements described above and of WITTE-STRATTEC LLC. ADAC manufactures engineered products, including door handles and other automotive trim parts, utilizing plastic injection molding, automated painting and various assembly processes. Moreover, the name of WITTE-STRATTEC LLC was subsequently changed to Vehicle Access Systems Technology LLC (“VAST LLC”). WITTE and STRATTEC each hold a 40 percent interest and ADAC holds a 20 percent interest in VAST LLC.
     The investments are accounted for using the equity method of accounting. The activities related to the joint ventures resulted in a gain of approximately $188,000 in 2006 and a loss of approximately $70,000 in 2005. A capital contribution of $569,000 was made in 2006 in support of general operating expenses and the anticipated purchase of an additional 16 percent of VAST Fuzhou (formerly WITTE-STRATTEC China) and VAST Great Shanghai (formerly WITTE-STRATTEC Great Shanghai) by VAST LLC. A capital contribution of $125,000 was made to the joint ventures in 2005 primarily in support of general operating expenses.
CRITICAL ACCOUNTING POLICIES
We believe the following represents our critical accounting policies:
     Pension and Postretirement Health Benefits – We account for our defined benefit pension and postretirement health benefits in accordance with SFAS No. 87, “Employers’ Accounting for Pensions” and SFAS No. 106 “Employer’s Accounting for Postretirement Benefits Other than Pensions,” which require that the amounts recognized in the financial

MANAGEMENT’S DISCUSSION AND ANALYSIS

statements be determined on an actuarial basis. The determination of the obligation and expense for pension and postretirement health benefits is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in the Notes to Financial Statements and include, among others, the discount rate, expected long-term rate of return on plan assets, retirement age and rates of increase in compensation and health care costs. In accordance with SFAS No. 87 and SFAS No. 106, actual results that differ from these assumptions are deferred and, under certain circumstances, amortized over future periods. Refer to Notes to Financial Statements for the impact of the pension and postretirement plans on the financial statements.
     We determine the discount rate used to measure plan liabilities as of the June 30 measurement date. The assumed discount rate reflects the prevailing market rates of a large population of high-quality, non-callable, corporate bonds currently available that, if the obligation was settled at the measurement date, would provide the necessary future cash flows to pay the benefit obligation when due. Using this methodology, we determined a discount rate of 6.62 percent to be appropriate as of June 30, 2006, which is an increase of 1.19 percentage points from the rate used at June 30, 2005.
     As of June 30, 2005, we converted to the RP (Retirement Plans) 2000 Mortality Table for calculating the year end 2005 pension and postretirement obligations and 2006 expense. The impact of this change increased the year-end 2005 projected pension benefit obligations by $1.3 million, the year-end 2005 accumulated pension benefit obligations by $943,000 and the year-end 2005 accumulated postretirement obligation by $112,000. This change also increased the 2006 pension expense by $250,000 and postretirement expense by $17,000.
     A significant element in determining the pension expense in accordance with SFAS No. 87 is the expected return on plan assets. Our assumption for the expected return on plan assets is based on historical results for similar allocations among asset classes and was 8.5 percent for 2006 and will remain at 8.5 percent for 2007. Refer to Notes to Financial Statements for additional information on how this rate was determined.
     The difference between the expected return and actual return on plan assets is deferred and, under certain circumstances, amortized over future years of service. Therefore, the deferral of past asset gains and losses ultimately affects future pension expense. This is also the case with changes to actuarial assumptions. As of June 30, 2006, we had net unrecognized pension actuarial losses of $12.1 million and unrecognized postretirement actuarial losses of $10.9 million. These amounts represent potential future pension and postretirement expenses that would be amortized over average future service periods. The average remaining service period is 12 years for the pension plans and 15 years for the postretirement plan.
     A significant element in determining the postretirement health expense in accordance with SFAS No. 106 is the health care cost trend rates. We develop these rates based on historical cost data, the near-term outlook and an assessment of likely long-term trends. Changes in the health care cost trend rate assumption will have a significant effect on the postretirement benefit amounts reported. Refer to Notes to Financial Statements for an analysis of the impact of a one percent change in the trend rate.
     While we believe that the assumptions used are appropriate, significant differences in the actual experience or significant changes in the assumptions may materially affect our pension and postretirement health obligations and future expense.
     Other Reserves – We have reserves such as an environmental reserve, an incurred but not reported claim reserve for self-insured health plans, a workers’ compensation reserve, an allowance for doubtful accounts related to trade accounts receivable and a repair and maintenance supply parts reserve. These reserves require the use of estimates and judgment with regard to risk exposure, ultimate liability and net realizable value. We believe such reserves are estimated using consistent and appropriate methods. However, changes to the assumptions could materially affect the recorded reserves.
     Stock Based Compensation – We account for stock-based compensation in accordance with SFAS No. 123(R), “Share Based Payments.” Under the fair value recognition provisions of this statement, share-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period. Determining the fair value of share-based awards at the grant date requires judgment, including estimating future volatility of our stock, the amount of share-based awards that are expected to be forfeited and the expected term of awards granted. We estimate the fair value of stock options granted using the Black-Scholes option valuation model. We amortize the fair value of all awards on a straight-line basis over the vesting periods. The expected term of awards granted represents the period of time they are expected to be outstanding. We determine the expected term based on historical experience with similar awards, giving consideration to the contractual terms and vesting schedules. We estimate the expected volatility of our common stock at the date of grant based on the historical volatility of our common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The volatility factor we use in the Black-Scholes option valuation model is based on our historical stock prices over the most recent period commensurate with the estimated expected term of the award. We base the risk-free interest rate used in the Black-Scholes option valuation model on the implied yield currently available on U.S. Treasury zero-coupon issues with a remaining term commensurate with the expected term of the award. We use historical data to estimate pre-vesting option forfeitures. We record stock-based compensation only for those awards that are expected to vest. If actual results differ significantly from these estimates, stock-based compensation expense and our results of operations could be materially impacted.
RISK FACTORS
     We understand we are subject to the following risk factors based on our operations and the nature of the automotive industry in which we operate:
     Loss of Significant Customers, Vehicle Content, Vehicle Models and Market Share – Sales to General Motors Corporation, Ford Motor Company, DaimlerChrysler Corporation and Delphi Corporation represent approximately 80 percent of our annual sales. The contracts with these customers provide for supplying the customer’s requirements for a particular model. The contracts do not specify a specific quantity of parts. The contracts typically cover the life of a model, which averages approximately four to five years. Components for certain customer models may also be market tested annually. Therefore, the loss of any one of these customers, the loss of a contract for a specific vehicle model, reduction in vehicle content, early cancellation of a specific vehicle model, technological changes or a significant reduction in demand for certain key models could have a material adverse effect on our existing and future revenues and net income.
     Our major customers also have significant underfunded legacy liabilities related to pension and postretirement health care obligations. The future impact of these items along with a continuing loss in their North American automotive market share to the “New Domestic” automotive manufacturers (primarily the Japanese automotive manufacturers) may have a significant impact on our future sales and collectibility risks. For example, on October 8, 2005, Delphi Corporation filed for Chapter 11 bankruptcy protection. As a result, we wrote-off $1.6 million of uncollectible pre-petition Chapter 11 accounts receivable due from Delphi Corporation. This directly reduced our pre-tax net income during fiscal 2006.
     Cost Reduction – There is continuing pressure from our major customers to reduce the prices we charge for our products. This requires us to generate cost reductions, including reductions in the cost of components purchased from outside suppliers. If we are unable to generate sufficient production cost savings in the future to offset pre-programmed price reductions, our gross margin and profitability will be adversely affected.
     Cyclicality and Seasonality in the Automotive Market – The automotive market is highly cyclical and is dependent on consumer spending and to a certain extent on customer sales incentives. Economic factors adversely affecting consumer demand for automobiles and automotive production could adversely impact our revenues and net income. We typically experience decreased revenue and operating income during the first fiscal quarter of each year due to the impact of scheduled customer plant shut-downs in July and new model changeovers.
     Foreign Operations – As discussed under Joint Ventures, we have joint venture investments in both Brazil and China. These operations are currently not material. However, as these operations expand, their success will depend, in part, on our and our partners’ ability to anticipate and effectively manage certain risks inherent in international operations including: enforcing agreements and collecting receivables through certain foreign legal systems, payment cycles of foreign customers, compliance with foreign tax laws, general economic and political conditions in these countries and compliance with foreign laws and regulations.
     Currency Exchange Rate Fluctuations – We incur a portion of our expenses in Mexican pesos. Exchange rate fluctuations between the U.S. dollar and the Mexican peso could have an adverse effect on our financial results.
     Sources of and Fluctuations in Market Prices of Raw Materials – Our primary raw materials are high-grade zinc, brass, magnesium, aluminum, steel and plastic resins. These materials are generally available from a number of suppliers, but we have chosen to concentrate our sourcing with one primary vendor for each commodity or purchased component. We believe our sources of raw materials are reliable and adequate for our needs. However, the development of future sourcing issues related to the availability of these materials as well as significant fluctuations in the market prices of these materials may have an adverse affect on our financial results if the increased raw material costs can’t be recovered from our customers.
     Disruptions Due to Work Stoppages and Other Labor Matters – Our major customers and many of their suppliers have unionized work forces. Work stoppages or slow-downs experienced by our customers or their suppliers could result in slow-downs or

MANAGEMENT’S DISCUSSION AND ANALYSIS

closures of assembly plants where our products are included in assembled vehicles. For example, strikes by the United Auto Workers led to a shut-down of most of General Motors Corporation’s North American assembly plants in June and July of 1998. A material work stoppage experienced by one or more of our customers could have an adverse effect on our business and our financial results. In addition, all production associates at our Milwaukee facility are unionized. A sixteen-day strike by these associates in June 2001 resulted in increased costs as all salaried associates worked with additional outside resources to produce the components necessary to meet customer requirements. The current contract with the unionized associates is effective through June 29, 2008. We may encounter further labor disruption after the expiration date of this contract and may also encounter unionization efforts in our other plants or other types of labor conflicts, any of which could have an adverse effect on our business and our financial results.
     Environmental and Safety Regulations – We are subject to federal, state, local and foreign laws and other legal requirements related to the generation, storage, transport, treatment and disposal of materials as a result of our manufacturing and assembly operations. These laws include the Resource Conservation and Recovery Act (as amended), the Clean Air Act (as amended) and the Comprehensive Environmental Response, Compensation and Liability Act (as amended). We have an environmental management system that is ISO-14001 certified. We believe that our existing environmental management system is adequate and we have no current plans for substantial capital expenditures in the environmental area. An environmental reserve was established in 1995 for estimated costs to remediate a site at our Milwaukee facility. The site was contaminated by a former above-ground solvent storage tank, located on the east side of the facility. The contamination occurred in 1985. This is being monitored in accordance with federal, state and local requirements. We do not currently anticipate any material adverse impact on our results of operations, financial condition or competitive position as a result of compliance with federal, state, local and foreign environmental laws or other legal requirements. However, risk of environmental liability and changes associated with maintaining compliance with environmental laws is inherent in the nature of our business and there is no assurance that material liabilities or changes could not arise.
     Highly Competitive Automotive Supply Industry – The automotive component supply industry is highly competitive. Some of our competitors are companies, or divisions or subsidiaries of companies, that are larger than STRATTEC and have greater financial and technology capabilities. Our products may not be able to compete successfully with the products of these other companies, which could result in loss of customers and, as a result, decreased revenues and profitability. Some of our major customers have also announced that they will be reducing their supply base. This could potentially result in the loss of these customers and consolidation within the supply base. The loss of any of our major customers could have a material adverse effect on our existing and future revenues and net income.
     In addition, our competitive position in the North American automotive component supply industry could be adversely affected in the event that we are unsuccessful in making strategic acquisitions, alliances or establishing joint ventures that would enable us to expand globally. We principally compete for new business at the beginning of the development of new models and upon the redesign of existing models by our major customers. New model development generally begins two to five years prior to the marketing of such new models to the public. The failure to obtain new business on new models or to retain or increase business on redesigned existing models could adversely affect our business and financial results. In addition, as a result of relatively long lead times for many of our components, it may be difficult in the short-term for us to obtain new sales to replace any unexpected decline in the sale of existing products. Finally, we may incur significant product development expense in preparing to meet anticipated customer requirements which may not be recovered.
     Program Volume and Pricing Fluctuations – We incur costs and make capital expenditures for new program awards based upon certain estimates of production volumes over the anticipated program life for certain vehicles. While we attempt to establish the price of our products for variances in production volumes, if the actual production of certain vehicle models is significantly less than planned, our revenues and net income may be adversely affected. We cannot predict our customers’ demands for the products we supply either in the aggregate or for particular reporting periods.
     Investments in Customer Program Specific Assets – We make investments in machinery and equipment used exclusively to manufacture products for specific customer programs. This machinery and equipment is capitalized and depreciated over the expected useful life of each respective asset. Therefore, the loss of any one of our major customers, the loss of specific vehicle models or the early cancellation of a vehicle model could result in impairment in the value of these assets and may have a material adverse effect on our financial results.

CONSOLIDATED STATEMENTS OF INCOME
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Years Ended
	July 2, 2006	July 3, 2005	June 27, 2004
NET SALES	$181,197	$190,314	$195,646
Cost of goods sold	144,151	147,538	148,133

GROSS PROFIT	37,046	42,776	47,513
Engineering, selling, and administrative expenses	22,067	20,688	20,624
Provision for doubtful accounts, net	1,622	80	26

INCOME FROM OPERATIONS	13,357	22,008	26,863
Interest income	2,563	1,169	426
Interest expense	—	—	—
Other income, net	960	320	362

INCOME BEFORE PROVISION FOR INCOME TAXES	16,880	23,497	27,651
Provision for income taxes	4,403	8,459	10,369

NET INCOME	$12,477	$15,038	$17,282

EARNINGS PER SHARE:
BASIC	$3.36	$3.97	$4.56

DILUTED	$3.35	$3.94	$4.49

AVERAGE SHARES OUTSTANDING:
BASIC	3,716	3,790	3,788
DILUTED	3,720	3,816	3,849
The accompanying notes to financial statements are an integral part of these consolidated statements of income.

CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE AMOUNTS AND PER SHARE AMOUNTS)

	July 2, 2006	July 3, 2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$65,712	$56,950
Receivables, less allowance for doubtful accounts of $250 at July 2, 2006 and July 3, 2005	25,357	26,053
Inventories	9,337	11,654
Customer tooling in progress	1,422	1,295
Deferred income taxes	1,541	1,594
Income taxes refundable	—	214
Other current assets	7,505	6,927

Total current assets	110,874	104,687

DEFERRED INCOME TAXES	—	1,796
INVESTMENT IN JOINT VENTURES	2,202	1,412
PREPAID PENSION OBLIGATIONS	7,602	—
OTHER LONG-TERM ASSETS	197	603
PROPERTY, PLANT, AND EQUIPMENT, NET	27,764	29,592

	$148,639	$138,090

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$17,701	$17,218
Accrued liabilities:
Payroll and benefits	5,475	7,679
Environmental	2,683	2,701
Commitments and Contingencies–see note
Income taxes	1,340	—
Other	2,327	2,470

Total current liabilities	29,526	30,068

BORROWINGS UNDER LINE OF CREDIT	—	—
DEFERRED INCOME TAXES	4,266	—
ACCRUED PENSION OBLIGATIONS	—	11,191
ACCRUED POSTRETIREMENT OBLIGATIONS	4,572	5,080
SHAREHOLDERS’ EQUITY:
Common stock, authorized 12,000,000 shares $.01 par value, issued 6,880,457 shares at July 2, 2006 and 6,856,237 shares at July 3, 2005	69	69
Capital in excess of par value	77,175	74,924
Retained earnings	157,745	145,268
Accumulated other comprehensive loss	(2,958)	(12,047)
Less: Treasury stock at cost (3,243,177 shares at July 2, 2006 and 3,113,004 shares at July 3, 2005)	(121,756)	(116,463)

Total shareholders’ equity	110,275	91,751

	$148,639	$138,090

The accompanying notes to financial statements are an integral part of these consolidated balance sheets.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (IN THOUSANDS)

				Accumulated
		Capital in		Other
	Common	Excess of	Retained	Comprehensive	Treasury	Comprehensive
	Stock	Par Value	Earnings	Loss	Stock	Income
BALANCE JUNE 29, 2003	$66	$63,830	$112,948	$(6,891)	$(100,858)

Net Income	—	—	17,282	—	—	$17,282
Translation adjustments	—	—	—	(270)	—	(270)
Minimum pension liability, net of tax of $1,088	—	—	—	1,776	—	1,776

Comprehensive income						$18,788

Purchase of common stock	—	—	—	—	(4,633)
Exercise of stock options and employee stock purchases, including tax benefit of $1,368	2	6,585	—	—	15

BALANCE JUNE 27, 2004	68	70,415	130,230	(5,385)	(105,476)

Net Income	—	—	15,038	—	—	$15,038
Translation adjustments	—	—	—	283	—	283
Minimum pension liability, net of tax of $4,257	—	—	—	(6,945)	—	(6,945)

Comprehensive income						$8,376

Purchase of common stock	—	—	—	—	(10,999)
Exercise of stock options and employee stock purchases, including tax benefit of $956	1	4,509	—	—	12

BALANCE JULY 3, 2005	69	74,924	145,268	(12,047)	(116,463)

Net Income	—	—	12,477	—	—	$12,477
Translation adjustments	—	—	—	(317)	—	(317)
Minimum pension liability, net of tax of $5,765	—	—	—	9,406	—	9,406

Comprehensive income						$21,566

Purchase of common stock	—	—	—	—	(5,306)
Stock-Based Compensation	—	1,118	—	—	—
Exercise of stock options and employee stock purchases, including tax benefit of $61	—	1,133	—	—	13

BALANCE JULY 2, 2006	$69	$77,175	$157,745	$(2,958)	$(121,756)

The accompanying notes to financial statements are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

	Years Ended
	July 2, 2006	July 3, 2005	June 27, 2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$12,477	$15,038	$17,282
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	7,155	7,225	7,704
Loss on disposition of property, plant and equipment	320	190	116
Deferred income taxes	350	2,282	1,393
Tax benefit from options exercised	61	956	1,368
Stock-based compensation expense	1,118	—	—
Provision for doubtful accounts	1,622	80	26
Change in operating assets and liabilities:
Receivables	(973)	4,863	96
Inventories	2,317	(3,293)	(477)
Other assets	(3,803)	748	1,047
Accounts payable and accrued liabilities	(863)	(12,621)	954
Other, net	(485)	285	(144)

Net cash provided by operating activities	19,296	15,753	29,365

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in joint ventures	(569)	(125)	(125)
Additions to property, plant, and equipment	(5,766)	(5,498)	(5,523)
Proceeds received on sale of property, plant, and equipment	22	22	12

Net cash used in investing activities	(6,313)	(5,601)	(5,636)

CASH FLOWS FROM FINANCING ACTIVITIES
Purchase of common stock	(5,306)	(10,999)	(4,633)
Exercise of stock options	1,085	3,566	5,233

Net cash (used in) provided by financing activities	(4,221)	(7,433)	600

NET INCREASE IN CASH AND CASH EQUIVALENTS	8,762	2,719	24,329

CASH AND CASH EQUIVALENTS
Beginning of year	56,950	54,231	29,902

End of year	$65,712	$56,950	$54,231

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Income taxes paid	$3,120	$6,446	$5,950
Interest paid	—	—	—
The accompanying notes to financial statements are an integral part of these consolidated statements.

NOTES TO FINANCIAL STATEMENTS

ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     STRATTEC SECURITY CORPORATION designs, develops, manufacturers and markets mechanical locks and keys, electronically enhanced locks and keys, steering column and instrument panel ignition lock housings, latches and related access control products for North American automotive customers, and for global automotive manufacturers through the VAST Alliance in which we participate with WITTE Automotive of Velbert, Germany and ADAC Plastics, Inc. of Grand Rapids, Michigan. STRATTEC’s history in the automotive business spans nearly 100 years.
     The accompanying consolidated financial statements reflect the consolidated results of STRATTEC SECURITY CORPORATION, located in Milwaukee, Wisconsin, and its wholly owned Mexican subsidiaries, STRATTEC de Mexico and STRATTEC Componentes Automotrices, both located in Juarez, Mexico. STRATTEC has only one reporting segment.
     The significant accounting policies followed in the preparation of these financial statements, as summarized in the following paragraphs, are in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
     Principles of Consolidation and Presentation: The accompanying consolidated financial statements include the accounts of STRATTEC SECURITY CORPORATION and its wholly owned Mexican subsidiaries. Equity investments for which we exercise significant influence but do not control and are not the primary beneficiary are accounted for using the equity method. All intercompany transactions and balances have been eliminated.
     Reclassifications: Certain reclassifications have been made to the 2004 and 2005 financial statements to conform to the 2006 presentation.
     Fiscal Year: Our fiscal year ends on the Sunday nearest June 30. The years ended July 2, 2006, July 3, 2005, and June 27, 2004 are comprised of 52, 53 and 52 weeks, respectively.
     Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the periods presented. These estimates and assumptions could also affect the disclosure of contingencies. Actual results and outcomes may differ from management’s estimates and assumptions.
     Cash and Cash Equivalents: Cash and cash equivalents include all short-term investments with an original maturity of three months or less due to the short-term nature of the instruments. Excess cash balances are placed in a money market account at a high quality financial institution and in short-term commercial paper.
     Fair Value of Financial Instruments: The fair value of our cash and cash equivalents, accounts receivable and accounts payable approximated book value as of July 2, 2006 and July 3, 2005.
     Receivables: Receivables consist primarily of trade receivables due from Original Equipment Manufacturers in the automotive industry and locksmith distributors relating to our service and aftermarket business. We evaluate the collectibility of receivables based on a number of factors. An allowance for doubtful accounts is recorded for significant past due receivable balances based on a review of the past due items, general economic conditions and the industry as a whole. In connection with the filing for Chapter 11 bankruptcy protection by Delphi Corporation on October 8, 2005, $3.4 million of pre-petition Chapter 11 accounts receivable was sold to a third party for $1.78 million. This resulted in a write-off of $1.62 million of accounts receivable during fiscal 2006. Changes in the allowance for doubtful accounts are as follows (thousands of dollars):

	Balance,	Provision		Balance,
	Beginning	Charged to	Accounts	End of
	of Year	Expense	Written Off	Year

Year ended July 2, 2006	$250	$1,622	$1,622	$250
Year ended July 3, 2005	$250	$80	$80	$250
Year ended June 27, 2004	$250	$26	$26	$250
     Inventories: Inventories are comprised of material, direct labor and manufacturing overhead, and stated at the lower of cost or market. The last-in, first-out (LIFO) method is used for determining the cost of the inventories at the end of each period. Inventories consist of the following (thousands of dollars):

	July 2, 2006	July 3, 2005
Finished products	$2,937	$3,691
Work in process	5,401	5,171
Purchased materials	5,802	6,287
LIFO reserve	(4,803)	(3,495)

	$9,337	$11,654

     Customer Tooling in Progress: We incur costs related to tooling used in component production and assembly. Costs for development of certain tooling, which will be directly reimbursed by the customer whose parts are produced from the tool, are accumulated on the balance sheet and are then billed to the customer. The accumulated costs are billed upon formal acceptance by the customer of products produced

NOTES TO FINANCIAL STATEMENTS

with the individual tool. Other tooling costs are not directly reimbursed by the customer. These costs are capitalized and amortized over the life of the related product based on the fact that the related tool will be used over the life of the supply arrangement.
     Repair and Maintenance Supply Parts: We maintain an inventory of repair and maintenance supply parts in support of operations. This inventory includes critical repair parts for all production equipment as well as general maintenance items. The inventory of critical repair parts is required to avoid disruptions in our customers’ just-in-time production schedules due to a lack of spare parts when equipment break-downs occur. All required critical repair parts are on hand when the related production equipment is placed in service and maintained to satisfy the customer model life production and service requirements, which may be 12 to 15 years. As repair parts are used, additional repair parts are purchased to maintain a minimum level of spare parts inventory. Depending on maintenance requirements during the life of the equipment, excess quantities of repair parts arise. Excess quantities are kept on hand and are not disposed of until the equipment is no longer in service. A repair and maintenance supply parts reserve is maintained to recognize the normal adjustment of inventory for obsolete and slow moving supply and maintenance parts. The adequacy of the reserve is reviewed periodically in relation to the repair parts inventory balances. The gross balance of the repair and maintenance supply parts inventory was approximately $1.9 million at July 2, 2006 and July 3, 2005 and $2.2 million at June 27, 2004. The repair and maintenance supply parts inventory balance is included in other current assets in the Consolidated Balance Sheets. The activity related to the repair and maintenance supply parts reserve is as follows (thousands of dollars):

	Balance,	Provision		Balance,
	Beginning	Charged to	Balances	End of
	of Year	Expense	Written Off	Year

Year ended July 2, 2006	$650	$49	$49	$650
Year ended July 3, 2005	$750	($24)	$76	$650
Year ended June 27, 2004	$810	$27	$87	$750
     Property, Plant, and Equipment: Property, plant, and equipment are stated at cost. Plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets as follows:

Classification	Expected Useful Lives

Land improvements	20 years
Buildings and improvements	20 to 35 years
Machinery and equipment	3 to 10 years
Property, plant, and equipment consist of the following (thousands of dollars):

	July 2, 2006	July 3, 2005
Land	$1,404	$1,431
Buildings and improvements	12,593	12,549
Machinery and equipment	94,874	91,956

	108,871	105,936
Less: accumulated depreciation	(81,107)	(76,344)

	$27,764	$29,592

     Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the excess of the carrying amount of the assets over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less estimated costs to sell.
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
     Supplier Concentrations: During 2006 approximately 35 percent of all inventory purchases were made from three major suppliers. During 2005 approximately 33 percent of all inventory purchases were made from three major suppliers. During 2004 approximately 28 percent of all inventory purchases were made from two major suppliers. We have long-term contracts or arrangements with most of our suppliers to guarantee the availability of merchandise.
     Labor Concentrations: We had approximately 1,900 full-time employees of which approximately 278 or 15 percent were represented by a labor union at July 2, 2006. The employees represented by a labor

NOTES TO FINANCIAL STATEMENTS

union account for all production associates at our Milwaukee facility. The current contract with the unionized associates is effective through June 29, 2008.
     Revenue Recognition: Revenue is recognized upon the shipment of products, which is when title passes, payment terms are final, we have no remaining obligations, and the customer is required to pay. Revenue is recognized net of estimated returns and discounts, which is recognized as a deduction from revenue at the time of the shipment.
     Research and Development Costs: Expenditures relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. Research and development expenditures were approximately $2.2 million in 2006, $2.0 million in 2005 and $1.6 million in 2004.
     Self Insurance and Loss Sensitive Plans: We have self-insured medical and dental plans covering all eligible U.S. associates. The claims handling process for the self-insured plans are managed by a third party administrator. Stop-loss insurance coverage limits our liability on a per individual per calendar year basis and an aggregate per calendar year basis. The per individual per calendar year stop-loss limit was $150,000 in each calendar year 2004 through 2006. In 2005 and 2004, we also maintained stop-loss insurance coverage on an aggregate per calendar year basis. The aggregate stop-loss limit per calendar year was approximately $6.1 million and $6.3 million in calendar year 2005 and 2004, respectively. Each covered individual can receive up to $2 million in total benefits during his or her lifetime. Once an individual’s medical claims reach $2 million, we are no longer liable for any additional claims for that individual.
     We maintain an insured workers compensation program covering all U.S. associates. The insurance is renewed annually, with a renewal date of February 27. The policy may be a guaranteed cost policy or a loss sensitive policy. Under a guaranteed cost policy, the ultimate cost is known at the beginning of the policy period and is subject to change only as a result of changes in payroll. Under a loss sensitive policy, the ultimate cost is dependent upon losses incurred during each policy period. The incurred loss amount for loss sensitive policies will continue to change as claims develop and are settled in future reporting periods.
     The expected ultimate cost for claims incurred under the self-insured medical and dental plans and loss sensitive workers compensation plan as of the balance sheet date is not discounted and is recognized as an expense. The expected ultimate cost of claims is estimated based upon the aggregate liability for reported claims and an estimated liability for claims incurred but not reported, which is based on analysis of historical data, current trends and information available from the insurance carrier. The expected ultimate cost for claims incurred under the self-insured medical and dental plans that has not been paid as of the balance sheet date is included in the accrued payroll and benefits liabilities amount in the Consolidated Balance Sheets. The schedule of premium payments due under the workers compensation plan requires a larger percentage of the estimated premium dollars to be paid during the beginning of the policy period. The excess of the premium payments over the expected ultimate cost for claims incurred as of the balance sheet date is included in other current assets in the Consolidated Balance Sheets.
     Changes in the balance sheet amounts for self-insured and loss sensitive plans are as follows (thousands of dollars):

	Balance,	Provision		Balance,
	Beginning	Charged to		End of
	of Year	Expense	Payments	Year

Year ended July 2, 2006
Incurred but not reported claim reserve for self-insured plans	$500	$2,733	$2,833	$400
Workers Compensation	(202)	314	297	(185)
Year ended July 3, 2005
Incurred but not reported claim reserve for self-insured plans	$600	$3,460	$3,560	$500
Workers Compensation	(202)	672	672	(202)
Year ended June 27, 2004
Incurred but not reported claim reserve for self-insured plans	$550	$3,778	$3,728	$600
Workers Compensation	(59)	476	619	(202)

NOTES TO FINANCIAL STATEMENTS

     Product Warranty: We provide a specific accrual for known product issues. Historical activity for product issues has not been significant.
     Foreign Currency Translation: The financial statements of our foreign subsidiaries and equity investees are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and the average exchange rate for each applicable period for sales, costs and expenses. Foreign currency translation gains and losses are included as a component of other accumulated comprehensive loss. Foreign currency transaction gains and losses are included in other income, net in the Consolidated Income Statements and are not significant for any period presented.
     Accumulated Other Comprehensive Loss: Accumulated other comprehensive loss is comprised of the following (thousands of dollars):

	July 2, 2006	July 3, 2005	June 27, 2004
Minimum pension liability, net of tax	$62	$9,467	$2,522
Foreign currency translation	2,896	2,580	2,863

	$2,958	$12,047	$5,385

     Deferred taxes have not been provided for the translation adjustments in accordance with Statement of Financial Accounting Standards (‘SFAS’) No. 109, “Accounting for Income Taxes.”
     Accounting For Stock-Based Compensation: We maintain an omnibus stock incentive plan. This plan provides for the granting of stock options, shares of restricted stock and stock appreciation rights. The Board of Directors has designated 1,700,000 shares of common stock available for the grant of awards under the plan. Remaining shares available to be granted under the plan as of July 2, 2006 were 311,813. Awards that expire or are cancelled without delivery of shares generally become available for re-issuance under the plan. We issue new shares of common stock to satisfy stock option exercises and the vesting of restricted stock.
     Nonqualified and incentive stock options have been granted to our officers and specified employees under the stock incentive plan. Stock options granted under the plan may not be issued with an exercise price less than the fair market value of the common stock on the date the option is granted. Stock options become exercisable as determined at the date of grant by a committee of the Board of Directors. The options expire 5 to 10 years after the grant date unless an earlier expiration date is set at the time of grant. The options vest 1 to 3 years after the date of grant. Shares of restricted stock granted under the plan are subject to vesting criteria determined by a committee of the Board of Directors at the time the shares are granted. In October 2005, restricted stock was granted to our officers and specified employees. The restricted stock so granted vests 3 years after the date of grant.
     In December 2004, the Financial Accounting Standards Board (‘FASB’) issued SFAS No. 123(R), “Share Based Payments,” which changed the accounting for equity compensation programs. Under SFAS No. 123(R), companies that award share-based payments to employees, including stock options, must begin to recognize the expense of these awards in the financial statements at the time the employee receives the award. As allowed by SFAS No. 123 and SFAS No. 148, we previously elected to follow APB Opinion No. 25 in accounting for our stock option plan. Under APB Opinion No. 25, no compensation cost was recognized prior to fiscal 2006 because the exercise price of all options granted under this plan was equal to or exceeded the market price of the underlying shares of common stock on the grant date. In accordance with the effective date, we implemented the provisions of SFAS No. 123(R) on July 4, 2005, which was the beginning of our current fiscal year using the modified prospective transition method. Under this transition method, stock-based compensation expense was recognized in the 2006 consolidated financial statements for all stock option awards granted during 2006, and also for stock option awards that were both outstanding and not fully vested at the beginning of our 2006 fiscal year.
     The effect of applying the expense recognition provisions of SFAS No. 123(R) for stock option grants in 2006 decreased Income Before Provision for Income Taxes by $1.0 million, decreased Net Income by $633,000 and decreased both basic and diluted earnings per share by $0.17.
     Prior to the adoption of SFAS No. 123(R), all tax benefits resulting from the exercise of stock options were presented as operating cash inflows in the Consolidated Statements of Cash Flows. SFAS No. 123(R) requires the benefits of tax deductions in excess of the compensation cost recognized for those options to be classified as financing cash flows rather than operating cash flows, on a prospective basis. The impact of this change on the 2006 Consolidated Statements of Cash Flows was not material.
     The fair value of each stock option grant was estimated as of the date of grant using the Black-Scholes pricing model. The resulting compensation cost for fixed awards with graded vesting schedules is amortized on a straight line basis over the vesting period for the entire award. The expected term of awards granted is determined based on historical experience with similar awards, giving consideration to the expected term and vesting schedules. The expected volatility is determined based on our historical stock prices over the most recent period commensurate with the expected term of the award. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term commensurate with the expected term of the award. Expected pre-vesting option forfeitures is based primarily on historical data. The fair value of each restricted stock grant was based on the market price of the underlying common stock as of the date of grant. The resulting

NOTES TO FINANCIAL STATEMENTS

compensation cost is amortized on a straight line basis over the vesting period. We record stock-based compensation only for those awards that are expected to vest.
     As of July 2, 2006, there was $737,000 of total unrecognized compensation cost related to stock options granted under the plan. This cost is expected to be recognized over a weighted average period of .8 years. As of July 2, 2006, there was $343,000 of total unrecognized compensation cost related to restricted stock grants under the plan. This cost is expected to be recognized over a weighted average period of 1.2 years. Total unrecognized compensation cost will be adjusted for any future changes in estimated and actual forfeitures.
     Cash received from stock option exercises during fiscal 2006 was $1.0 million. The income tax benefits from stock option exercises during 2006 was $61,000.
     Prior to fiscal 2006, we accounted for our stock-based compensation plan using the intrinsic value method. Accordingly, no compensation cost related to this plan was charged against earnings during 2005 or 2004. Had compensation cost for this plan been determined using the fair value method rather than the intrinsic value method, the pro forma impact on earnings per share would have been as follows (in thousands, except per share amounts):

	Years Ended
	July 3, 2005	June 27, 2004
Net Income
As reported	$15,038	$17,282
Pro forma compensation expense, net of tax	514	889

Pro forma	$14,524	$16,393

Basic earnings per share
As reported	$3.97	$4.56
Pro forma	$3.83	$4.33
Diluted earnings per share
As reported	$3.94	$4.49
Pro forma	$3.82	$4.30
     Effective June 17, 2005, 58,040 options were voluntarily terminated by the associates who received the awards. The options were previously issued in August 2004 at an exercise price of $76.70. No form of compensation was provided to the associates as a result of the terminations, and no compensation cost related to these terminated options is included in the presentation above.
     The intrinsic value of stock options exercised and the fair value of stock options vested is as follows (in thousands of dollars):

	Years Ended
	July 2, 2006	July 3, 2005	June 27, 2004
Intrinsic value of options exercised	$188	$2,749	$3,760
Fair value of stock options vesting	$1,480	$925	$1,279
     The grant date fair values and assumptions used to determine compensation expense in 2006 and the pro forma impact in 2005 and 2004 are as follows:

Options Granted During	2006	2005	2004
Weighted average grant date fair value:
Options issued at grant date market value	n/a	$18.56	$16.29
Options issued above grant date market value	$11.92	n/a	$8.06
Assumptions:
Risk free interest rates	4.08%	3.69%	2.42%
Expected volitilty	31.77%	24.64%	17.57%
Expected term (in years)	4.00	5.00	4.67
     No dividends were assumed in the grant date fair value calculations as we do not intend to pay cash dividends on our common stock in the foreseeable future.
     The range of options outstanding as of July 2, 2006, is as follows:

			Weighted Average Remaining
	Number of Options	Weighted Average Exercise	Contractual Life Outstanding
	Outstanding/Exercisable	Price Outstanding/Exercisable	(In Years)

$17.05	5,000/5,000	$17.05/$17.05	.9
$31.95-$37.58	5,400/5,400	$34.04/$34.04	5.1
$44.93-$45.44	25,410/25,410	$45.40/$45.40	.6
$53.07-$58.59	115,540/105,540	$55.78/$55.75	4.7
Over $61.21	132,180/16,000	$61.74/$62.40	4.5

		$56.53/$52.78

NOTES TO FINANCIAL STATEMENTS

INVESTMENT IN JOINT VENTURES
     In November 2000, we established a joint venture with E. WITTE Verwaltungsgesellschaft GmbH, and its operating unit, WITTE-Velbert GmbH & Co. KG (“WITTE”), WITTE-STRATTEC LLC, in which each company held a 50 percent interest. The joint venture was established to seek opportunities to manufacture and sell both companies’ products in areas of the world outside of North America and Europe.
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
     Effective January 1, 2006, agreements were signed among WITTE, STRATTEC and ADAC Plastics, Inc. (“ADAC”), making ADAC a member of the WITTE-STRATTEC LLC. ADAC manufactures engineered products, including door handles and other automotive trim parts, utilizing plastic injection molding, automated painting and various assembly processes. The name of WITTE-STRATTEC LLC was subsequently changed to Vehicle Access Systems Technology LLC (“VAST LLC”). WITTE and STRATTEC each hold a 40 percent interest and ADAC holds a 20 percent interest in VAST LLC. The names of WITTE-STRATTEC China, WITTE-STRATTEC Great Shanghai Co. and WITTE-STRATTEC do Brasil were also subsequently changed to VAST Fuzhou, VAST Great Shanghai and VAST do Brasil.
     The investments are accounted for using the equity method of accounting. The activities related to the joint ventures resulted in a gain of approximately $188,000 in 2006, a loss of approximately $70,000 in 2005 and a gain of approximately $72,000 in 2004. Capital contributions totaling $569,000 were made in 2006 in support of general operating expenses and the July 1, 2006 purchase of an additional 16 percent of VAST Fuzhou and VAST Great Shanghai by VAST LLC. Capital contributions of $125,000 were made to the joint ventures in both 2005 and 2004 primarily in support of general operating expenses.
LINE OF CREDIT
     We have a $50.0 million unsecured line of credit (the “Line of Credit”), which expires October 31, 2006. Interest on borrowings under the Line of Credit are at varying rates based on the London Interbank Offering Rate or the bank’s prime rate. There were no outstanding borrowings at July 2, 2006 or July 3, 2005. There were no borrowings under the Line of Credit during 2006, 2005 or 2004.
COMMITMENTS AND CONTINGENCIES
     In 1995, we recorded a provision of $3.0 million for estimated costs to remediate a site at our Milwaukee facility. The site was contaminated by a solvent spill, which occurred in 1985, from a former above-ground solvent storage tank located on the east side of the facility. The reserve was established based on third party estimates to adequately cover the cost for active remediation of the contamination. We continue to monitor and evaluate the site with the use of groundwater monitoring wells that are installed on the property. An environmental consultant samples these wells one to two times a year to determine the status of the contamination and the potential for remediation of the contamination by natural attenuation, the dissipation of the contamination over time to concentrations below applicable standards. If such sampling evidences a sufficient degree of and trend toward natural attenuation of the contamination, we may be able to obtain a closure letter from the regulatory authorities resolving the issue without the need for active remediation. If a sufficient degree and trend toward natural attenuation is not evidenced by sampling, a more active form of remediation beyond natural attenuation may be required. The sampling has not yet satisfied all of the requirements for closure by natural attenuation. As a result sampling continues and the reserve remains. The reserve is not measured on a discounted basis. Management believes, based upon findings-to-date and known environmental regulations, that the environmental reserve at July 2, 2006, is adequate to cover any future developments.
     At July 2, 2006, we had purchase commitments for aluminum of approximately $521,000 payable in 2007. Minimum rental commitments under all non-cancelable operating leases with a term in excess of one year are payable as follows: 2007-$591,000; 2008-$496,000; 2009-$283,000; 2010-$27,000. Other purchase commitments totaled $53,000 and are payable in 2007. Rental expense under all non-cancelable operating leases totaled approximately $595,000, $611,000 and $607,000 in 2006, 2005 and 2004, respectively.
INCOME TAXES
     The provision for income taxes consists of the following (thousands of dollars):

	2006	2005	2004
Currently payable:
Federal	$5,089	$4,780	$6,882
State	738	1,016	1,496
State refund claim recovery	(1,814)	(250)	—
Foreign	40	631	598

	4,053	6,177	8,976
Deferred tax provision	350	2,282	1,393

	$4,403	$8,459	$10,369

NOTES TO FINANCIAL STATEMENTS

     The items accounting for the difference between income taxes computed at the Federal statutory tax rate and the provision for income taxes are as follows:

	2006	2005	2004
U.S. statutory rate	34.4%	34.3%	35.0%
State taxes, net of Federal tax benefit	3.1	3.8	3.9
State refund claim recovery	(7.1)	(.7)	—
Foreign sales benefit	—	(.8)	(.7)
Favorable foreign adjustment	(3.9)	—	—
Other	(.4)	(.6)	(.7)

	26.1%	36.0%	37.5%

     The 2006 income tax provision includes a state refund claim recovery and a favorable state income tax adjustment. The 2006 claim recovery and tax adjustment, net of the Federal income tax impact, was approximately $1.2 million. The 2006 income tax provision also includes a favorable foreign tax adjustment related to the operation of our Mexican subsidiaries of $664,000. The 2005 income tax provision included a state refund claim recovery, net of the Federal income tax impact, of $162,000.
     The components of deferred tax assets and (liabilities) are as follows (thousands of dollars):

	July 2, 2006	July 3, 2005
Deferred income taxes–current:
Repair and Maintenance Supply Parts Reserve	$247	$247
Payroll-related accruals	455	463
Environmental reserve	1,019	1,026
Other	(180)	(142)

	$1,541	$1,594

Deferred income taxes–noncurrent:
Accrued pension obligations	$(2,981)	$(1,753)
Additional minimum pension liability	38	5,803
Accumulated depreciation	(3,410)	(4,184)
Stock-based compensation	350	—
Postretirement obligations	1,737	1,930

	$(4,266)	$1,796

     Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered.
     Foreign income before the provision for income taxes was $1.8 million in each year 2004 through 2006. No provision for Federal income taxes was made on earnings of foreign subsidiaries and joint ventures that are considered permanently invested or that would be offset by foreign tax credits upon distribution. Such undistributed earnings at July 2, 2006 were $6.3 million.
     In October 2004, the American Jobs Creation Act of 2004 and the Working Families Tax Relief Act of 2004 were signed into law. This legislation contains numerous corporate tax changes, including eliminating a tax benefit relating to U.S. product exports, a new deduction related to U.S. manufacturing, a lower U.S. tax rate on non-U.S. dividends and an extension of the research and experimentation credit. The new legislation eliminated our foreign sales benefit. The impact on the effective rate is shown in the table above.
RETIREMENT PLANS AND POSTRETIREMENT COSTS
     We have a noncontributory defined benefit pension plan covering substantially all U.S. associates. Benefits are based on years of service and final average compensation. Our policy is to fund at least the minimum actuarially computed annual contribution required under the Employee Retirement Income Security Act of 1974 (ERISA). Plan assets consist primarily of listed equity and fixed income securities.
     We have a noncontributory supplemental executive retirement plan (SERP), which is a nonqualified defined benefit plan. The SERP will pay supplemental pension benefits to certain key employees upon retirement based upon the employees’ years of service and compensation. The SERP is being funded through a Rabbi Trust with M&I Trust Company. The trust assets had a value of $3.7 million at July 2, 2006 and $3.4 million at July 3, 2005. These assets are included in other current assets in the Consolidated Balance Sheets. The projected benefit obligation was $2.8 million at July 2, 2006 and $3.1 million at July 3, 2005. The SERP liabilities are included in the pension tables below. However, the trust assets are excluded from the table as they do not qualify as plan assets under SFAS No. 87, “Employers’ Accounting for Pensions.”
     We also sponsor a postretirement health care plan for all U.S. associates hired prior to June 2, 2001. The expected cost of retiree health care benefits is recognized during the years that the associates who are covered under the plan render service. In June 2005, amendments were made to the postretirement plan including a change in the number of years of allowed benefit and a change in the medical plan providing the benefit coverage. The maximum number of years of benefit was reduced from 10 to 5 for unionized associates retiring after June 27, 2005 and for non-unionized associates retiring after October 1, 2005. Effective September 1, 2005, coverage under the plan was based on a market driven plan, which entails a high deductible medical plan with a health reimbursement account. The postretirement health care plan is unfunded.

NOTES TO FINANCIAL STATEMENTS

     The following tables summarize the pension and postretirement plans’ income and expense, funded status, and actuarial assumptions for the years indicated (thousands of dollars). The Company uses a June 30 measurement date for its pension and postretirement plans.

	Pension Benefits		Postretirement Benefits
	July 2,	July 3,	July 2,	July 3,
	2006	2005	2006	2005
WEIGHTED-AVERAGE ASSUMPTIONS
Benefit Obligations:
Discount rate	6.62%	5.43%	6.62%	5.43%
Rate of compensation increases	3.5%	3.5%	n/a	n/a
Net Periodic Benefit Cost:
Discount rate	5.43%	6.25%	5.43%	6.25%
Expected return on plan assets	8.5%	8.5%	n/a	n/a
Rate of compensation increases	3.5%	3.5%	n/a	n/a

	2006	2005	2006	2005
CHANGE IN PROJECTED BENEFIT OBLIGATION:
Benefit obligation at beginning of year	$73,242	$57,625	$9,331	$9,856
Service cost	2,540	2,224	232	299
Interest Cost	3,924	3,552	591	601
Plan amendments	255	172	—	(5,079)
Actuarial (gain) loss	(10,502)	11,759	2,079	4,764
Benefits paid	(2,506)	(2,090)	(1,382)	(1,110)

Benefit obligation at end of year	$66,953	$73,242	$10,851	$9,331

CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of year	$53,225	$42,965	$—	$—
Actual return on plan assets	5,270	4,039	—	—
Employer contribution	6,000	8,311	1,382	1,110
Benefits paid	(2,506)	(2,090)	(1,382)	(1,110)

Fair value of plan assets at end of year	61,989	53,225	—	—

Funded status	(4,964)	(20,017)	(10,851)	(9,331)
Unrecognized net loss	12,119	24,177	10,867	9,217
Unrecognized prior service cost	688	453	(4,588)	(4,966)
Unrecognized net transition asset	—	—	—	—

Net amount recognized	$7,843	$4,613	$(4,572)	$(5,080)

AMOUNTS RECOGNIZED IN CONSOLIDATED BALANCE SHEETS:
Prepaid (accrued) benefit obligations	$7,602	$(11,191)
Additional minimum liability:
Intangible asset	142	534
Accumulated other comprehensive loss (pre-tax)	99	15,270

Net amount recognized	$7,843	$4,613

     The pension benefits have a separately determined accumulated benefit obligation, which is the actuarial present value of benefits based on service rendered and current and past compensation levels. This differs from the projected benefit obligation in that it includes no assumptions about future compensation levels. The accumulated benefit obligation was $60.7 million and $64.4 million at July 2, 2006 and July 3, 2005, respectively.
     For measurement purposes, a 10 percent annual rate increase in the per capita cost of covered health care benefits was assumed for 2007; the rate was assumed to decrease gradually to 5 percent by the year 2011 and remain at that level thereafter.

NOTES TO FINANCIAL STATEMENTS

	Pension Benefits			Postretirement Benefits
	2006	2005	2004	2006	2005	2004
COMPONENTS OF NET PERIODIC BENEFIT COST:
Service cost	$2,540	$2,224	$2,198	$232	$299	$316
Interest cost	3,924	3,552	3,253	491	601	564
Expected return on plan assets	(4,989)	(4,277)	(3,459)	—	—	—
Amortization of prior service cost	20	8	8	(378)	10	10
Amortization of unrecognized net (gain) loss	1,275	198	187	528	255	235
Amortization of net transition asset	—	(49)	(150)	—	—	—

Net periodic benefit cost	$2,770	$1,656	$2,037	$873	$1,165	$1,125

     The health care cost trend assumption has a significant effect on the postretirement benefit amounts reported. A 1% change in the health care cost trend rates would have the following effects (thousands of dollars):

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$84	($74)
Effect on postretirement benefit obligation	$784	($703)
     We employ a total return investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of short- and long-term plan liabilities, plan funded status and corporate financial condition. The investment portfolio contains a diversified blend of equity and fixed income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks, as well as growth and value style managers, and small, mid and large market capitalizations. The investment portfolio does not include any real estate holdings. The investment policy of the plan prohibits investment in STRATTEC stock. Investment risk is measured and monitored on an ongoing basis through periodic investment portfolio reviews, annual liability measurements and periodic asset/liability studies. The pension plan weighted-average asset allocations by asset category are as follows:

	Target Allocation	July 2, 2006	July 3, 2005
Equity investments	65%	67%	68%
Fixed-Income Investments	35%	33%	32%

Total	100%	100%	100%

     The expected long-term rate of return on U.S. pension plan assets is 8.5%. The target asset allocation is 65% public equity and 35% fixed income. The 8.5% is approximated by applying returns of 10% on public equity and 6% on fixed income to the target allocation. The actual historical returns are also relevant. Annualized returns for periods ended July 2, 2006 were 8.31% for 10 years, 9.82% for 15 years and 9.87% for 20 years.
     We expect to contribute approximately $3 million to our qualified pension plan, $148,000 to our SERP and $936,000 to our postretirement health care plan in fiscal 2007. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (thousands of dollars):

	Pension Benefits	Postretirement Benefits
2007	$2,602	$936
2008	2,697	1,049
2009	2,941	1,111
2010	4,511	1,210
2011	4,789	1,268
2012-2016	21,339	5,476

NOTES TO FINANCIAL STATEMENTS

     All U.S. associates may participate in a 401(k) Plan. We contribute a fixed percentage of up to the first 6 percent of eligible compensation that a participant contributes to the plan. Our contributions totaled approximately $574,000 in 2006, $556,000 in 2005 and $594,000 in 2004.
SHAREHOLDERS’ EQUITY
     We have 12,000,000 shares of authorized common stock, par value $.01 per share, with 3,637,280 and 3,743,233 shares issued and outstanding at July 2, 2006, and July 3, 2005, respectively. Holders of our common stock are entitled to one vote for each share on all matters voted on by shareholders.
     Our Board of Directors authorized a stock repurchase program to buy back up to 3,639,395 outstanding shares. As of July 2, 2006, 3,258,487 shares have been repurchased at a cost of approximately $122.0 million.
EARNINGS PER SHARE (EPS)
     Basic earnings per share is computed on the basis of the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of shares of common stock plus the dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include outstanding stock options and restricted stock awards. A reconciliation of the components of the basic and diluted per share computations follows (in thousands, except per share amounts):

	2006			2005			2004
	Net		Per Share	Net		Per Share	Net		Per Share
	Income	Shares	Amount	Income	Shares	Amount	Income	Shares	Amount
Basic EPS	$12,477	3,716	$3.36	$15,038	3,790	$3.97	$17,282	3,788	$4.56

Stock Options		4			26			61

Diluted EPS	$12,477	3,720	$3.35	$15,038	3,816	$3.94	$17,282	3,849	$4.49

     As of July 2, 2006, options to purchase 273,130 shares of common stock at a weighted-average exercise price of $57.70 were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive. As of July 3, 2005, options to purchase 221,830 shares of common stock at a weighted-average exercise price of $58.49 were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive. All options were included in the computation of diluted earnings per share for the year ended June 27, 2004.
STOCK OPTION AND PURCHASE PLANS
     We maintain an omnibus stock incentive plan. This plan provides for the granting of stock options, shares of restricted stock and stock appreciation rights. The Board of Directors has designated 1,700,000 shares of common stock available for the grant of awards under the plan. Remaining shares available to be granted under the plan as of July 2, 2006 were 311,813. Awards that expire or are cancelled without delivery of shares generally become available for re-issuance under the plan. We issue new shares of common stock to satisfy stock option exercises and the vesting of restricted stock.
     Nonqualified and incentive stock options have been granted to our officers and specified employees under our stock incentive plan. Stock options granted under the plan may not be issued with an exercise price less than the fair market value of the common stock on the date the option is granted. Stock options become exercisable as determined at the date of grant by a committee of the Board of Directors. The options expire 5 to 10 years after the grant date unless an earlier expiration date is set at the time of grant. The options vest 1 to 3 years after the date of grant. Shares of restricted stock granted under the plan are subject to vesting criteria determined by a committee of the Board of Directors at the time the shares are granted. In October 2005, restricted stock was granted to our officers and specified employees. The restricted stock so granted vests 3 years after the date of grant.
     A summary of stock option activity under the plan is as follows:

NOTES TO FINANCIAL STATEMENTS

		Weighted	Weighted Average	Aggregate
		Average	Remaining	Intrinsic Value
	Shares	Exercise Price	Contractual Term (in years)	(in thousands)
Balance at June 29, 2003	447,785	$42.48
Granted	89,000	$61.33
Exercised	146,250	$35.43
Terminated	3,000	$53.07

Balance at June 27, 2004	387,535	$49.39

Granted	140,000	$69.83
Exercised	101,345	$34.74
Expired	1,000	$53.07
Terminated	143,330	$69.04

Balance at July 3, 2005	281,860	$54.80

Granted	40,000	$61.22
Exercised	24,220	$43.30
Expired	5,000	$54.99
Terminated	9,110	$59.59

Balance at July 2, 2006	283,530	$56.53	4.2	$361

Exercisable as of:

July 2, 2006	157,350	$52.78	4.0	$361
July 3, 2005	95,530	$45.75	4.0	$785
June 27, 2004	75,750	$29.91	4.6	$2,853

Available for grant as of July 2, 2006	311,813
     A summary of restricted stock activity under the plan is as follows:

		Weighted Average
	Shares	Grant Date Fair Value
Nonvested Balance at July 3, 2005	—	—
Granted	9,900	$51.24
Vested	—	—
Forfeited	300	$51.24

Nonvested Balance at July 2, 2006	9,600	$51.24

     Options granted at a price greater than the market value on the date of grant included above total 40,000 at an exercise price of $61.22 in 2006, 80,000 at an exercise price of $76.70 in 2005 and 80,000 at an exercise price of $61.68 in 2004. Effective June 17, 2005, 58,040 of the options issued at an exercise price of $76.70 in 2005 were voluntarily terminated by the associates who received the awards. No form of compensation was provided to the associates as a result of the terminations.
     We have an Employee Stock Purchase plan to provide substantially all U.S. full-time associates an opportunity to purchase shares of STRATTEC common stock through payroll deductions. A participant may contribute a maximum of $5,200 per calendar year to the plan. On the last day of each month, participant account balances are used to purchase shares of stock at the average of the highest and lowest reported sales prices of a share of STRATTEC common stock on the NASDAQ Global Market. A total of 100,000 shares may be issued under the plan. Shares issued from treasury stock under the plan totaled 822 at an average price of $44.70 during 2006, 783 at an average price of $59.19 during 2005 and 903 at an average price of $57.13 during 2004. A total of 84,690 shares are available for purchase under the plan as of July 2, 2006.
EXPORT SALES
     Export sales are summarized below (thousands of dollars):

	2006	2005	2004
Export Sales	$34,244	$36,802	$34,352
Percent of Net Sales	19%	19%	18%
     These sales were primarily to automotive manufacturing assembly plants in Canada and Mexico.
SALES AND RECEIVABLE CONCENTRATION
     Sales to our largest customers were as follows (thousands of dollars and percent of total net sales):

	2006		2005		2004
	Sales	%	Sales	%	Sales	%
General Motors Corporation	$32,887	18%	$43,227	23%	$52,210	27%
Ford Motor Company	27,295	15%	32,021	17%	34,713	18%
DaimlerChrysler Corporation	58,603	32%	51,523	27%	41,965	21%
Delphi Corporation	26,721	15%	29,621	15%	30,155	15%

	$145,506	80%	$156,392	82%	$159,043	81%

     Receivables from our largest customers were as follows (thousands of dollars and percent of gross receivables):

	July 2, 2006		July 3, 2005
	Receivables	%	Receivables	%
General Motors Corporation	$6,385	25%	$4,254	16%
Ford Motor Company	225	1%	2,583	10%
DaimlerChrysler Corporation	10,413	41%	9,745	37%
Delphi Corporation	834	3%	3,618	14%

	$17,857	70%	$20,200	77%

REPORTS

REPORT ON MANAGEMENT’S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING
     STRATTEC SECURITY CORPORATION is responsible for the preparation, integrity, and fair presentation of the consolidated financial statements included in this annual report. The consolidated financial statements and notes included in this annual report have been prepared in conformity with accounting principles generally accepted in the United States of America and necessarily include some amounts that are based on management’s best estimates and judgments.
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
     Management assessed the Corporation’s system of internal control over financial reporting as of July 2, 2006, in relation to criteria for effective internal control over financial reporting as described in “Internal Control — Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, management concludes that, as of July 2, 2006, its system of internal control over financial reporting is effective and meets the criteria of the “Internal Control — Integrated Framework.” Grant Thornton LLP, independent registered public accounting firm, has issued an attestation report on management’s assessment of the Corporation’s internal control over financial reporting, which is included herein.

Harold M. Stratton II	Patrick J. Hansen
Chairman, President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

REPORTS

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders of STRATTEC SECURITY CORPORATION:
     We have audited management’s assessment, included in the accompanying Report of Management’s Assessment of Internal Control Over Financial Reporting, that STRATTEC SECURITY CORPORATION (a Wisconsin Corporation) and subsidiaries maintained effective internal control over financial reporting as of July 2, 2006, based on criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention of timely detection of unauthorized acquisitions, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     In our opinion, management’s assessment that STRATTEC SECURITY CORPORATION and subsidiaries maintained effective internal control over financial reporting as of July 2, 2006, is fairly stated, in all material respects, based on criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of July 2, 2006, based on criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of STRATTEC SECURITY CORPORATION and subsidiaries as of July 2, 2006 and July 3, 2005, and the related consolidated statements of income, shareholders’ equity, and cash flows for the three years ended July 2, 2006 and our report dated August 22, 2006 expressed an unqualified opinion on those financial statements.

Grant Thornton LLP
Milwaukee, Wisconsin
August 22, 2006

REPORTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders of STRATTEC SECURITY CORPORATION:
     We have audited the accompanying consolidated balance sheets of STRATTEC SECURITY CORPORATION (a Wisconsin Corporation) and subsidiaries as of July 2, 2006 and July 3, 2005, and the related consolidated statements of income, shareholders’ equity, and cash flows for the three years ended July 2, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of STRATTEC SECURITY CORPORATION and subsidiaries as of July 2, 2006 and July 3, 2005, and the results of its operations and its cash flows for the three years ended July 2, 2006 in conformity with accounting principles generally accepted in the United States of America
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of STRATTEC SECURITY CORPORATION’s internal control over financial reporting as of July 2, 2006, based on criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated August 22, 2006 expressed an unqualified opinion on the effectiveness of internal control over financial reporting.

Grant Thornton LLP
Milwaukee, Wisconsin
August 22, 2006

FINANCIAL SUMMARY

FIVE-YEAR FINANCIAL SUMMARY
     The financial data for each period presented below reflects the consolidated results of STRATTEC SECURITY CORPORATION and its wholly owned subsidiaries. The information below should be read in conjunction with “Management’s Discussion and Analysis,” and the Financial Statements and Notes thereto included elsewhere herein. The following data are in thousands of dollars except per share amounts.

	Fiscal Years
	2006	2005	2004	2003	2002
INCOME STATEMENT DATA
Net Sales	$181,197	$190,314	$195,646	$196,827	$207,286
Gross profit	37,046	42,776	47,513	45,359	43,916
Engineering, selling, and administrative expenses	22,067	20,688	20,624	19,613	19,644
Provision for doubtful accounts, net	1,622	80	26	—	—

Income from operations	13,357	22,008	26,863	25,746	24,272
Interest income	2,563	1,169	426	369	538
Interest expense	—	—	—	—	—
Other income (expense), net	960	320	362	(156)	(42)

Income before taxes	16,880	23,497	27,651	25,959	24,768
Provision for income taxes	4,403	8,459	10,369	9,605	9,164

Net income	$12,477	$15,038	$17,282	$16,354	$15,604

Earnings per share:
Basic	$3.36	$3.97	$4.56	$4.32	$3.80
Diluted	3.35	3.94	4.49	4.24	3.73

BALANCE SHEET DATA
Net working capital	$81,348	$74,619	$68,682	$51,277	$50,722
Total assets	148,639	138,090	137,190	118,094	121,640
Long-term liabilities	8,838	16,271	12,054	19,190	15,448
Shareholders’ Equity	110,275	91,751	89,852	69,095	74,667
QUARTERLY FINANCIAL DATA (UNAUDITED)
     The following data are in thousands of dollars except per share amounts.

					Earnings Per Share		Market Price Per Share
	Quarter	Net Sales	Gross Profit	Net Income	Basic	Diluted	High	Low
2006	First	$44,793	$9,774	$1,740	$0.46	$0.46	$65.75	$49.67
	Second	43,278	8,542	2,656	0.71	0.71	52.38	39.71
	Third	46,575	9,122	4,116	1.11	1.10	45.04	36.59
	Fourth	46,551	9,608	3,965	1.08	1.08	49.84	33.00

	TOTAL	$181,197	$37,046	$12,477	$3.36	$3.35

2005	First	$44,591	$10,770	$3,624	$0.95	$0.94	$68.55	$60.78
	Second	48,436	11,489	4,427	1.16	1.15	65.50	61.25
	Third	46,102	10,210	3,731	0.98	0.98	63.50	52.20
	Fourth	51,185	10,307	3,256	0.87	0.87	54.46	50.00

	TOTAL	$190,314	$42,776	$15,038	$3.97	$3.94

     We do not intend to pay cash dividends on STRATTEC common stock in the foreseeable future; rather, it is currently anticipated that our earnings will be retained for use in our business. The future payment of dividends will depend on business decisions that will be made by the Board of Directors from time to time based on our results of operations and financial condition and such other business considerations as the Board of Directors considers relevant.
     Registered shareholders of record at July 2, 2006, were 2,608.

DIRECTORS/OFFICERS/SHAREHOLDERS’ INFORMATION

STRATTEC Board of Directors:
(Left to Right) Frank J. Krejci, Michael J. Koss, Robert Feitler, Harold M. Stratton II, David R. Zimmer
BOARD OF DIRECTORS
Harold M. Stratton II, 58
Chairman, President and Chief Executive Officer
Robert Feitler, 75
Former President and Chief Operating
Officer of Weyco Group, Inc.
Chairman of the Executive Committee and
Director of Weyco Group, Inc.
Michael J. Koss, 52
President and Chief Executive Officer of Koss Corporation
Director of Koss Corporation
Frank J. Krejci, 56
President and Chief Executive Officer of Wisconsin Furniture, LLC
David R. Zimmer, 60
Managing Partner of Stonebridge Business Partners
EXECUTIVE OFFICERS
Harold M. Stratton II, 58
Patrick J. Hansen, 47
Senior Vice President-Chief Financial Officer, Treasurer and Secretary
Donald J. Harrod, 62
Vice President-Engineering and Product Development
Dennis A. Kazmierski, 54
Vice President-Marketing and Sales
Kathryn E. Scherbarth, 50
Vice President-Milwaukee Operations
Rolando J. Guillot, 38
Vice President-Mexican Operations
Milan R. Bundalo, 55
Vice President-Materials
SHAREHOLDERS’ INFORMATION
Annual Meeting
The Annual Meeting of Shareholders will convene at 8:00 a.m. (CST) on October 3, 2006, at the Radisson Hotel, 7065 North Port Washington Road, Milwaukee, WI 53217
Common Stock
STRATTEC SECURITY CORPORATION common stock is traded on the NASDAQ Global Market under the symbol: STRT.
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

STRATTEC

THE TRUSTED LEADER IN AUTOMOTIVE

ACCESS CONTROL PRODUCTS

STRATTEC SECURITY CORPORATION

3333 WEST GOOD HOPE ROAD

MILWAUKEE, WI 53209

PHONE 414.247.3333 FAX 414.247.3329

www.strattec.com