Form 10-K, Exhibit 13
period 2007-07-01
STRATTEC SECURITY CORP
filed 2007-08-30
CIK 933034

3Signs of Progress
2 0 0 7 A N N U A L R E P O R T

Signs of Progress
Over the past several years, STRATTEC has embarked on a journey to transition its business through the expansion of products, customers and global capabilities. Like all journeys, the roads we take are not always as smooth or straight as we might want. Progress is not always as fast or as obvious as we plan. Yet progress is being made, and the signs are there. Those signs of progress are welcome confirmation that our journey is taking us to a successful future for STRATTEC, its shareholders and partners around the world.

2007 ANNUAL REPORT
     STRATTEC SECURITY CORPORATION designs, develops, manufactures and markets mechanical locks and keys, electronically enhanced locks and keys, steering column and instrument panel ignition lock housings, latches, door handles and related access control products for North American automotive customers, and for global automotive manufacturers through the VAST Alliance in which we participate with WITTE Automotive of Velbert, Germany and ADAC Plastics, Inc. of Grand Rapids, Michigan. Our products are shipped to customer locations in the United States, Canada, Mexico, Europe, South America and China, and we provide full service and aftermarket support.
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
     The Company’s business, operations and financial performance are subject to certain risks and uncertainties, which could result in material differences in actual results from the Company’s current expectations. These risks and uncertainties include, but are not limited to, general economic conditions, in particular relating to the automotive industry, customer demand for the Company’s and its customer’s products, competitive and technological developments, customer purchasing actions, foreign currency fluctuations, costs of operations and other matters described under the caption “Risk Factors” in the Management’s Discussion and Analysis section of this report.
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

LETTER TO THE SHAREHOLDERS

AUGUST, 2007
Fellow Shareholders:
     Fiscal 2007 continued the challenges affecting the last half of fiscal 2006. Operationally, we faced the two-part challenge of significantly declining volume from our four largest customers and dramatically escalating raw material costs. Our operations team did an admirable job of adjusting our production base to the lower volumes while continuing our ongoing cost reduction programs. The most dramatic action taken in this regard was the movement of service assembly and packaging from our Milwaukee facility to our assembly facility in Juarez, Mexico which we estimate is saving us approximately $1.5 million per year.
     At the same time, our sales team focused a considerable amount of their attention on negotiating pricing adjustments with our customers to mitigate the effect of our escalating raw material costs. These negotiations were in most cases difficult and time consuming, but we estimate that we have recovered about 50% of the cost increases through these activities, the majority of that coming into effect in the second half of the year. This effort is being continued as we move into fiscal 2008.
     Fiscal 2007 net sales were $167.7 million. As a result of the sales and production decline, and the timing of our partial material cost increase recovery, net income declined to $8.2 million from the previous year’s $12.5 million. While this result is disappointing, I am proud that our team was able to respond to the negative industry dynamics and sustain at least modest profitability in each quarter of the fiscal year. Further, the actions we took during the year helped move us to a stronger second half and allowed us to generate a slight amount of positive EVA.
     Dealing with the negative industry dynamics was our primary focus during the year, and although we had some success in mitigating those negative dynamics, it came at the expense of some of our strategic initiatives. I therefore cannot report significant progress in either closing on a viable acquisition in support of our strategic goals, or securing future business from new domestic customers. Although our progress on these important initiatives was slowed, they remain high priority objectives.
     Other initiatives showed better progress. Based on a contract from one of our major customers for a tailgate latch program, our capital expenditures this year included a large new stamping press and equipment for an expansion of our plating capability at our Milwaukee facility. We expect this program to enhance our presence in the latch marketplace, in line with our strategic intent to both expand our product offerings and support our VAST Alliance partners.
     In October 2006 we began a joint venture with ADAC Automotive to produce door handles and related assemblies in Mexico. ADAC is the newest member of the VAST Alliance. (See the VAST Alliance portion of the “Company Description” section of this report.) However, this new joint venture, ADAC-STRATTEC de MEXICO (ASdM), is not directly related to the Alliance. STRATTEC owns 50.1% of ASdM, and we have initially set up operations in a

LETTER TO THE SHAREHOLDERS

dedicated portion of the STRATTEC Componentes Automotrices facility in Juarez. This year, the financial impact of this start up is a net loss of $75,000. However, we expect several product programs coming on stream in the months ahead will enhance our sales and revenue in fiscal 2008.
     In last year’s letter to shareholders, I indicated that our reputation and strong balance sheet put us in a good position to weather the current turmoil in the auto industry. Further, it might give us opportunities to capture business from suppliers less able to weather the turmoil. The tailgate program I mentioned in this letter is an example of that situation. I am pleased to report that it has also allowed us to regain some lockset business previously awarded to a foreign-based competitor. This “take-over” business began shipping late in our fourth quarter, and we expect the trend to escalate during fiscal year 2008. We are enthusiastic about taking over this business as it should have a near-term positive impact on our financial performance, while strengthening the base upon which we will continue to pursue our strategic initiatives.
     The industry restructuring I wrote about in last year’s letter is still going on as I write this and will likely continue for at least a year or two. Despite the continued turbulence, we believe there are signs of progress, both for your company and the industry it serves. We are therefore optimistic that we will experience improved results in the new fiscal year.
     With the positive signs and our continued strong balance sheet, your management recommended to the Company’s Board of Directors at our August meeting that we establish a regular quarterly dividend. The Board agreed with management’s belief that a regular dividend can be established without adversely impacting the retention of cash reserves or debt capacity that can be utilized for strategic initiatives. The Board therefore declared a regular quarterly dividend of $0.15 per share. Further, given the magnitude of our cash reserves and the current relatively favorable tax treatment of qualified dividends, the Board believes this is an opportune time to declare a special, one-time dividend of $1.00 per share. Both our initial quarterly dividend and the special dividend are payable on October 1st, 2007 to shareholders of record as of September 14, 2007. Henceforth, we anticipate that the $0.15 quarterly dividend will be paid on or about January 2nd, April 1st, July 1st and October 1st of each year, subject to the approval of the Board of Directors, who will also set the appropriate record date each quarter.
     The establishment of this regular dividend is another milestone in the development of our business that has progressed since we began as an independent Company twelve-and-a-half years ago. We are very pleased that we can share the value we create in this tangible way. My fellow STRATTEC associates and I thank you for your support of our business as we continue to move ahead.
Sincerely,
Harold M. Stratton II
Chairman, President and Chief Executive Officer

FINANCIAL HIGHLIGHTS
(IN MILLIONS)

	2007	2006	2005

Net Sales	$167.7	$181.2	$190.3
Gross Profit	26.5	37.0	42.8
Income from Operations	6.3	13.4	22.0
Net Income	8.2	12.5	15.0
Total Assets	148.4	154.3	138.1
Total Debt	—	—	—
Shareholders’ Equity	103.0	110.3	91.8
ECONOMIC VALUE ADDED (EVA® )
     All U.S. associates and many of our Mexico-based salaried associates participate in incentive plans that are based upon our ability to add economic value to the enterprise. During 2007, $1.3 million of positive economic value was generated, a decrease of $6.9 million compared to the economic value the business generated in 2006. We continue to believe that EVA® represents STRATTEC’s ultimate measure of success and shareholder value.

Net Operating Profit After Cash-Basis Taxes		$5.5
Average Net Capital Employed	$38.5
Capital Cost	11%
		4.2

Economic Value Added		$1.3

     EVA® is not a traditional financial measurement under U.S. GAAP and may not be similar to EVA® calculations used by other companies. However, STRATTEC believes the reporting of EVA® provides investors with greater visibility of economic profit. The following is a reconciliation of the relevant GAAP financial measures to the non-GAAP measures used in the calculation of STRATTEC’s EVA ®.
Net Operating Profit After Cash-Basis Taxes:

2007 Net Income as Reported	$8.2
Investment Income	(3.1)
Deferred Tax Provision	(.4)
Other	.8

Net Operating Profit After Cash-Basis Taxes	$5.5

Average Monthly Net Capital Employed:

Total Shareholders’ Equity as Reported at July 1, 2007	$103.0
Current Interest Bearing Assets	(69.6)
Long-Term Liabilities	13.4
Prepaid Pension Obligations	(4.4)
Long-Term Deferred Tax Asset	(2.1)
Other	.5

Net Capital Employed at July 1, 2007	$40.8
Impact of 12 Month Average	(2.3)
Average Monthly Net Capital Employed	$38.5
EVA® is a registered trademark of Stern, Stewart & Co.

COMPANY DESCRIPTION

BASIC BUSINESS
     STRATTEC SECURITY CORPORATION designs, develops, manufactures and markets mechanical locks and keys, electronically enhanced locks and keys, steering column and instrument panel ignition lock housings, latches, door handles and related access control products for North American automotive customers, and for global automotive manufacturers through the VAST Alliance in which we participate with WITTE Automotive of Velbert, Germany and ADAC Plastics, Inc. of Grand Rapids, Michigan (which does business as ADAC Automotive). Our products are shipped to customer locations in the United States, Canada, Mexico, Europe, South America and China, and we provide full service and aftermarket support.
HISTORY
     STRATTEC formerly was a division of Briggs & Stratton Corporation. In 1995, STRATTEC was spun off from Briggs & Stratton through a tax-free distribution to the then-existing Briggs & Stratton shareholders and has since been an independent public company for twelve years.
     Our history in the automotive security business spans nearly 100 years. STRATTEC has been the world’s largest producer of automotive locks and keys since the late 1920s, and we currently maintain a dominant share of the North American markets for these products.
PRODUCTS
     Our traditional products are locks and keys for cars and light trucks. A typical new car uses a set of two to three locks. A typical 3-way lockset contains a steering column/ignition lock, a driver’s door lock and a rear compartment (trunk, hatch or liftgate) lock. Pickup trucks also use two to three locks, while sport utility vehicles and vans use three to five locks. Some vehicles have additional locks for consoles, storage compartments or folding rear seats. Pickup truck tailgate locks, spare tire locks and burglar alarm locks are offered as options. Usually, two keys are provided with each vehicle lockset. Most of the vehicles we currently supply are using keys with sophisticated radio frequency identification technology for theft prevention. However, keys with remote entry devices integrated into a single unit have been added to our product line.
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
     We are also developing business for additional access control products, including trunk latches, liftgate latches, tailgate latches, hood latches, side door latches and related hardware for this product category. Through a joint venture formed with ADAC Automotive during fiscal 2007, we are also pursuing door handles and related vehicle access hardware.
MARKETS
     We are a direct supplier to OEM auto and light truck manufacturers as well as other transportation-related manufacturers. For the 2007 model year, our lock and key products enjoyed a 43% market share in the North American automotive industry, supplying over

COMPANY DESCRIPTION

53% of General Motors’ production, 55% of Ford’s production and 93% of DaimlerChrysler’s production. Our growing ignition lock housing business captured an estimated 24% share in 2007. Our housings and OEM components are also sold to other “Tier 1” automotive suppliers and industrial manufacturers.
     Direct sales to various OEMs represented approximately 75% of our total sales for fiscal 2007. The remainder of our revenue is received primarily through sales to the OEM service channels, and the aftermarket.
     Sales to our major automotive customers, both OEM and Tier 1, are coordinated through direct sales personnel located in our Detroit-area office. Sales are also facilitated through daily interaction between our customer Program Managers and Application Engineers located in Detroit and product engineering departments. Sales to other OEM customers are accomplished through a combination of our own sales personnel located in Detroit and personnel in our Milwaukee headquarters office. STRATTEC’s products are supported by an extensive staff of experienced lock, housing and latch engineers. This staff, which includes product design, quality and manufacturing engineers, is capable of providing complete design, development and testing services of new products for our customers. This staff also is available for customer problem solving, warranty analysis, and other activities that arise during a product’s life cycle. Our customers receive after-sales support in the form of special field service kits, service manuals, and specific in-plant production repair programs.
     The majority of our OEM products are sold in North America. While a modest amount of exporting is done to automotive assembly plants in Europe and South America, we are in the process of expanding our presence in these markets and elsewhere through our Vehicle Access Systems Technology (VAST) Alliance with WITTE Automotive GmbH and ADAC Plastics, Inc., which is described in more detail on page 8.
     OEM service and replacement parts are sold to the OEM’s own service operations. In additional, we distribute our components and security products to the automotive aftermarket through approximately 50 authorized wholesale distributors, as well as other marketers and users of component parts, including export customers. Increasingly, our products find their way into the retail channel, specifically the hardware store channel. Our ability to provide a full line of keys to that channel has been accomplished through the introduction of the STRATTEC “XL” key line. This extension to our line includes keys that we currently do not supply on an OE basis, including keys for Toyota, Honda and other popular domestic and import vehicles. This extended line of keys is augmented by a variety of diagnostic programming tools. Together, the diagnostic tools and our full line of keys enable automotive repair specialists to satisfy consumer needs for repair or replacement parts. These aftermarket activities are serviced through a warehousing operation integral to our Milwaukee headquarters and manufacturing facility.
CUSTOMER FOCUS
     To bring the proper focus to the relationships with our major customers, we have seven customer-focused teams, each with a Director of Sales, a Product Business Manager, one or two Engineering Program Managers and Customer Application Engineers. In addition to customer teams for General Motors, Ford and DaimlerChrysler, we have teams for New

COMPANY DESCRIPTION

Domestic Vehicle Manufacturers, Driver Control/Ignition Lock Housing customers, Tiered Products, and for Service and Aftermarket customers.
     Each Sales Director is responsible for the overall relationship between STRATTEC and a specific customer group. Engineering Program Managers report to their respective teams and are responsible for coordinating engineering resources and managing new product programs for their customers.
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
     Underlying this organization is a formalized product development process to identify and meet customer needs in the shortest possible time. By following this streamlined development system, we shorten product lead times, tighten our response to market changes and provide our customers with the optimum value solution to their security/access control requirements. STRATTEC is also ISO/TS 16949 and ISO 14001 certified. This means we embrace the philosophy that quality should exist not only in the finished product, but in every step of our processes as well.
O P E R A T I O N S
     A significant number of the components that go into our products are manufactured at our main facility and headquarters in Milwaukee, Wisconsin. This facility produces zinc die cast components, stampings, and key blanks. Key finishing takes place at STRATTEC Componentes Automotrices in Juarez, Mexico, along with some limited assembly activities. The majority of our assembly operations take place at STRATTEC de Mexico, also located in Juarez. Warehousing and distribution of aftermarket product is accomplished at the Milwaukee facility.
ADVANCED DEVELOPMENT
     Research and development activities are centered around a dedicated research engineering staff we call our Advanced Development Group. This group has the responsibility for developing future products and processes that will keep us in the forefront of the markets we serve. Projects we are pursuing focus on electronic and mechanical access control products, modularization of related access/security control components and new manufacturing processes to reduce costs for ourselves and our customers. Once our Advance Development Group establishes a proof-of-concept product utilizing new technology, further product development shifts to our engineering groups for commercialization and product applications.

COMPANY DESCRIPTION

VAST ALLIANCE
     In fiscal 2001, we entered into a formal Alliance with WITTE-Velbert GmbH, an automotive supplier based in Germany, which designs, develops, manufactures and markets automotive access control products for European-based customers. This Alliance consisted of two initiatives. The first was a cross licensing agreement which allowed STRATTEC to manufacture and market WITTE’s core products in North America, and WITTE to manufacture and market STRATTEC’s core products in Europe. The second initiative was a 50-50 joint venture to invest in operations with local partners in strategic markets outside of Europe and North America.
     In February of 2006, we announced the expansion of the Alliance and related joint venture with the addition of ADAC Plastics, Inc. ADAC, of Grand Rapids, Michigan adds North American expertise in door handles, a part of WITTE’s core product line that STRATTEC could not support, and an expertise in color-matched painting of these components which we believe is unique in the world.
     With the expansion of the Alliance, we now have a full range of access control related products available on a global basis to support customer programs. To identify this powerful combination of independent companies focused on working together, we renamed the joint venture Vehicle Access Systems Technology LLC, and the Alliance is now called the VAST Alliance. WITTE is now called WITTE Automotive, and ADAC is now doing business as ADAC Automotive. We have adopted a common graphic image in which we share a logo mark and colors, and a specific logo for the Alliance itself to be used on the partners’ printed and electronic presentation materials. Our VAST LLC partners in China and Brazil adopted the name and image change so that VAST now truly has a global brand awareness.
ADAC - STRATTEC de MEXICO
     During fiscal 2007, we formed a joint venture with ADAC Automotive called ADAC-STRATTEC de MEXICO (ASdM). The purpose of this joint venture is to produce certain ADAC and STRATTEC products utilizing ADAC’s plastic molding expertise and STRATTEC’s assembly capability. ASdM currently operates out of defined space in our STRATTEC Componentes Automotrices facility in Juarez, Mexico. Initial products from this joint venture

COMPANY DESCRIPTION

include door handle components and exterior trim components for customers producing in Mexico. As a start-up operaton, ASdM had a minimal financial impact on STRATTEC’s fiscal 2007. However, beginning in our fiscal 2008, there will be growing activity in this joint venture which will be consolidated into STRATTEC’s financial statements.
SEASONAL NATURE OF THE BUSINESS
     The manufacturing of components used in automobiles is driven by the normal peaks and valleys associated with the automotive industry. Typically, the months of July and August are relatively slow as summer vacation shutdowns and model year changeovers occur at the automotive assembly plants. September volumes increase rapidly as the new model year begins. This volume strength continues through October and into early November. As the holiday and winter seasons approach, the demand for automobiles slows as does production. March usually brings a major sales and production increase, which then continues through most of June. This results in our first fiscal quarter (ending in September) sales and operating results typically being our weakest, with the remaining quarters being more consistent.
GLOBAL PARTNERS
1. STRATTEC – Milwaukee, Wisconsin
2. STRATTEC de Mexico – Juarez, Mexico
3. STRATTEC Componentes Automotrices – Juarez, Mexico
4. ADAC-STRATTEC de Mexico – Juarez, Mexico
5. ADAC Plastics, Inc. – Grand Rapids and Muskegan, Michigan
6. ADAC Paintbox, Limited – United Kingdom
7. WITTE Automotive – Velbert, Germany
8. WITTE Automotive – Nejdek, Czech Republic
9. VAST do Brasil – Sao Paulo, Brazil
10. VAST Fuzhou – Fuzhou, China
11. VAST Great Shanghai Co. – Shanghai, China
12. VAST Japan – Tokyo, Japan
ECONOMIC VALUE COMMITMENT
     The underlying philosophy of our business, and the means by which we measure our performance, is Economic Value Added (EVA® ). Simply stated, economic value is created when our business enterprise yields a return greater than the cost of capital we and our shareholders have invested in STRATTEC. The amount by which our return exceeds the cost of our capital is EVA® . In line with this philosophy, EVA® bonus plans are in effect for all our U.S. associates, outside directors and many of our Mexico-based salaried associates as an incentive to help positively drive the business.
     STRATTEC’s significant market presence is the result of a ten-decade-long commitment to creating quality products and systems that are responsive to changing needs. As technologies advance and markets grow, STRATTEC retains that commitment to meeting and exceeding the expectations of our customers, and providing economic value to our shareholders.

VEHICLE LIST

VEHICLE LIST

10

2007 STRATTEC Annual Report

2008 VEHICLES

CARS AND CAR BASED UTILITY VEHICLES

Buick Allure (Canada only)
Buick Enclave
Buick LaCrosse
Buick Lucerne
Cadillac XLR
Cadillac CTS
Cadillac DTS
Chevrolet Cobalt
Chevrolet Equinox
Chevrolet Corvette
Chevrolet HHR
Chevrolet Impala
Chevrolet Malibu
Chrysler 300/300C
Chrysler Pacifica
Chrysler PT Cruiser
Chrysler Sebring
Dodge Avenger
Dodge Caliber
Dodge Charger
Dodge Magnum
Dodge Journey
Dodge Viper
Ford Crown Victoria
Ford Mustang
Ford Taurus
Ford Taurus X
GMC Acadia
Holden Commodore (Australia only)
Honda Civic
Jeep Compass
Jeep Patriot
Lincoln Town Car
Mercury Grand Marquis
Mercury Sable
Opel GT (Europe only)
Pontiac G5
Pontiac G6
Pontiac G8
Pontiac Solstice
Pontiac Torrent
Saturn Aura
Saturn Outlook
Saturn Sky
Suzuki XL7

LIGHT TRUCKS, VANS AND SPORT UTILITY VEHICLES

Cadillac Escalade
Cadillac Escalade ESV
Cadillac Escalade EXT
Chevrolet Avalanche
Chevrolet Express Van
Chevrolet Silverado Pickup
Chevrolet Suburban
Chevrolet Tahoe
Chevrolet Trailblazer
Chevrolet Uplander
Chrysler Aspen
Chrysler Town & Country
Dodge Grand Caravan
Dodge Dakota Pickup
Dodge Durango
Dodge Nitro
Dodge Ram Pickup
Ford Expedition
Ford Expedition EL
Ford Explorer
Ford Explorer Sport Trac
Ford F-Series Pickup
Ford F-Series Supercrew
Ford F-Series Super Duty
Ford Ranger Pickup
GMC Envoy
GMC Savana
GMC Sierra Pickup
GMC Yukon
GMC Yukon XL
Hummer H2
Jeep Commander
Jeep Grand Cherokee
Jeep Liberty
Jeep Wrangler/Wrangler Unlimited
Lincoln Mark LT Pickup
Lincoln Navigator
Lincoln Navigator L
Mazda B-Series Pickup
Mercury Mountaineer
Nissan Titan
Pontiac Montana SV6
Saab 9-7X

V E H I C L E L I S T 2 0 0 8 V E H I C L E S
We are proud to be associated with many of the quality vehicles produced in North America and elsewhere. The following model year 2008 cars and light trucks are equipped with STRATTEC products.
C A R S A N D C A R B A S E D U T I L I T Y V E H I C L E S
Buick Allure Chrysler PT Cruiser Jeep Compass
(Canada only) Chrysler Sebring Jeep Patriot
Buick Enclave Dodge Avenger Lincoln Town Car
Buick LaCrosse Dodge Caliber Mercury Grand Marquis
Buick Lucerne Dodge Charger Mercury Sable
Cadillac XLR Dodge Magnum Opel GT (Europe only)
Cadillac CTS Dodge Journey Pontiac G5
Cadillac DTS Dodge Viper Pontiac G6
Chevrolet Cobalt Ford Crown Victoria Pontiac G8
Chevrolet Equinox Ford Mustang Pontiac Solstice
Chevrolet Corvette Ford Taurus Pontiac Torrent
Chevrolet HHR Ford Taurus X Saturn Aura
Chevrolet Impala GMC Acadia Saturn Outlook
Chevrolet Malibu Holden Commodore Saturn Sky
Chrysler 300/300C (Australia only) Suzuki XL7
Chrysler Pacifica Honda Civic
L I G H T T R U C K S , VA N S A N D S P O RT U T I L I T Y V E H I C L E S
Cadillac Escalade Dodge Nitro Hummer H2
Cadillac Escalade ESV Dodge Ram Pickup Jeep Commander
Cadillac Escalade EXT Ford Expedition Jeep Grand Cherokee
Chevrolet Avalanche Ford Expedition EL Jeep Liberty
Chevrolet Express Van Ford Explorer Jeep Wrangler/Wrangler
Chevrolet Silverado Pickup Ford Explorer Sport Trac Unlimited
Chevrolet Suburban Ford F-Series Pickup Lincoln Mark LT Pickup
Chevrolet Tahoe Ford F-Series Supercrew Lincoln Navigator
Chevrolet Trailblazer Ford F-Series Super Duty Lincoln Navigator L
Chevrolet Uplander Ford Ranger Pickup Mazda B-Series Pickup
Chrysler Aspen GMC Envoy Mercury Mountaineer
Chrysler Town & Country GMC Savana Nissan Titan
Dodge Grand Caravan GMC Sierra Pickup Pontiac Montana SV6
Dodge Dakota Pickup GMC Yukon Saab 9-7X
Dodge Durango GMC Yukon XL

MANAGEMENT’S DISCUSSION AND ANALYSIS

     The following Discussion and Analysis should be read in conjunction with STRATTEC SECURITY CORPORATION’s Financial Statements and Notes thereto. Unless otherwise indicated, all references to years refer to fiscal years.
RESULTS OF OPERATIONS
2007 Compared to 2006
     Net sales were $167.7 million in 2007 compared to $181.2 million in 2006. Sales to our largest customers overall declined in 2007 as compared to 2006. Sales to DaimlerChrysler Corporation were essentially flat between years at $58.1 million in 2007 compared to $58.6 million in 2006. Sales to General Motors Corporation were $35.7 million in 2007 compared to $32.9 million in 2006 due to a combination of higher product content on certain General Motors vehicles, takeover of certain passenger car lockset production from another supplier and price adjustments received to partially recover raw material cost increases. Sales to Ford Motor Company were $21.0 million in 2007 compared to $27.3 million in 2006 due to pre-programmed price reductions and lower Ford vehicle production volumes. Sales to Delphi Corporation were $18.4 million in 2007 compared to $26.7 million in 2006 due primarily to lower levels of production and lower component content. This was partially offset by price adjustments received to partially recover raw material cost increases. Sales to Mitsubishi Motor Manufacturing of America, Inc. were $1.9 million in 2007 compared to $5.4 million in 2006 due to the previously announced phase-out of this customer relationship. The impact of the reduction in sales to our largest customers was partially offset by increased sales to our industrial and aftermarket customers. The sales increase to our industrial and aftermarket customers was primarily due to increased volumes and price adjustments received from some of these customers to partially recover raw material cost increases.
     Gross profit as a percentage of net sales was 15.8 percent in 2007 compared to 20.4 percent in 2006. The lower profitability in the current year is primarily the result of higher purchased raw material costs for zinc and brass, the primary raw materials used in our business. The prior year gross margin also included a $580,000 customer reimbursement received and recorded in 2006 relating to production capacity constraint issues expensed during 2005. The current year gross profit impact of the increased zinc and brass costs was partially offset by price adjustments received from some of our customers to recover a portion of the material cost increases as discussed above in connection with our net sales. In addition, cost reduction activities, including the move of our service products assembly operation from our Milwaukee, Wisconsin facility to our Juarez, Mexico facilities, further reduced the impact of the current year increased raw material costs. The increased raw material costs and the related price adjustments from our customers reduced gross margins by approximately 3.3 percent in the current year as compared to the prior year. The average zinc price paid per pound increased to $1.77 in the current year from $1.01 in the prior year. During the current year, we used approximately 8.3 million pounds of zinc. This resulted in increased zinc costs of approximately $6.3 million in the current year over the prior year. The average brass price paid per pound increased to $3.74 in the current year from $2.81 in the prior year. During the current year, we used approximately 1.3 million pounds of brass. This resulted in increased brass costs of approximately $1.2 million in the current year over the prior year. Total price adjustments received from some of our customers to partially cover these cost increases, which are reflected in our net sales, totaled approximately $2.5 million in the current year.
     Engineering, selling and administrative expenses were $20.2 million in 2007, compared to $22.1 million in 2006. This reduction is primarily the result of reduced spending in new product development, reduced benefit costs primarily related to the actuarially calculated pension expense and reduced bonus expense, and reduced stock-based compensation expense resulting from previously issued stock options becoming fully vested. No additional stock options were issued during fiscal 2007.
     The provision for bad debts of $1.6 million in 2006 reflects a write-off of uncollectible pre-petition Chapter 11 accounts receivable due from Delphi Corporation. During 2006, approximately $3.4 million of pre-petition Chapter 11 accounts receivable due from Delphi Corporation were sold to a third party for $1.8 million.
     Income from operations decreased to $6.3 million in 2007 from $13.4 million in 2006. This decrease is primarily the result of reductions in our net sales and gross profit margins as discussed above.
     Other income, net, decreased to $715,000 in 2007 from $960,000 in 2006. The decrease is primarily due to a decrease in transaction gains related to foreign currency transactions entered into by our Mexican subsidiaries.
     Our effective income tax rate for 2007 was 23.6 percent compared to 26.1 percent in

MANAGEMENT’S DISCUSSION AND ANALYSIS

2006. The 2007 provision includes a state refund claim recovery and a favorable tax adjustment primarily related to foreign tax adjustments. The claim recovery, net of the Federal income tax impact, was $329,000. The favorable tax adjustment totaled $1.1 million. The 2006 income tax provision includes a state refund claim recovery and a favorable state income tax adjustment. The 2006 claim recovery and tax adjustment, net of the Federal income tax impact, was approximately $1.2 million. The 2006 income tax provision also includes a favorable foreign tax adjustment related to the operation of our Mexican subsidiaries of $664,000.
RESULTS OF OPERATIONS
2006 Compared to 2005
     Net sales were $181.2 million in 2006 compared to $190.3 million in 2005. The 2005 year included one additional shipping week, which increased sales by approximately $2.9 million. Sales to our largest customers overall declined in 2006 as compared to 2005. Sales to DaimlerChrysler Corporation increased significantly to $58.6 million in 2006 compared to $51.5 million in 2005 due to additional product content and higher production volumes. Sales to Mitsubishi Motor Manufacturing of America, Inc. were $5.4 million in 2006 compared to $4.5 million in 2005 due to higher vehicle production volumes and increased product content. Sales to Ford Motor Company were $27.3 million in 2006 compared to $32.0 million in 2005 due to pre-programmed price reductions, discontinued models and lower Ford vehicle production volumes on certain vehicles. Sales to General Motors Corporation were $32.9 million in 2006 compared to $43.2 million in 2005 due to a combination of price reductions, discontinued models and lower production volumes on certain General Motors vehicles. Sales to Delphi Corporation were $26.7 million in 2006 compared to $29.6 million in 2005 due primarily to pre-programmed price reductions, lower levels of production and lower component content.
     As discussed in our 2004, 2005 and 2006 Annual Reports, Mitsubishi informed STRATTEC of their intent to consolidate the purchase of their lockset requirements with their Japanese supplier beginning with the 2007 model year due primarily to economic pressures impacting Mitsubishi. As a result, in 2007 supply of production requirements to Mitsubishi continued only on a limited basis. Mitsubishi represented approximately 3 percent of STRATTEC’s fiscal 2006 sales.
     Gross profit as a percentage of net sales was 20.4 percent in 2006 compared to 22.5 percent in 2005. The lower gross margins were primarily attributed to lower production volumes, higher purchased material costs for brass and zinc and a less favorable Mexican peso to U.S. dollar exchange rate affecting our Mexican operations. The gross margin reduction resulting from these items was partially offset by a $580,000 customer reimbursement received and recorded in 2006 relating to production capacity constraint issues expensed during 2005. The 2005 gross margin was also reduced by a $217,000 lump sum bonus for our Milwaukee represented hourly workers related to the June 27, 2005 ratification of a new three-year labor contract. The average zinc price per pound increased to $1.01 in 2006 compared to $0.54 in 2005. During 2006 approximately 9.1 million pounds of zinc were used. This resulted in increased zinc costs of approximately $4.3 million in 2006 over 2005. The average brass price per pound increased to $2.81 in 2006 from $1.94 in 2005. During 2006 approximately 1.5 million pounds of brass were used. This resulted in increased brass costs of approximately $1.3 million in 2006 over 2005. The inflation rate in Mexico for the 12 months ended June 2006 was approximately 3 percent and increased operating costs by approximately $530,000 in 2006 over 2005. The U.S. dollar/Mexican peso exchange rate decreased to approximately 10.80 pesos to the dollar in 2006 from approximately 11.20 pesos to the dollar in 2005. This resulted in increased costs related to our Mexican operations of approximately $770,000 in 2006 over 2005.
     At the beginning of the 2006 year, we adopted Statement of Financial Accounting Standards (‘SFAS’), No. 123(R), “Share Based Payments,” to recognize stock-based compensation expense in our financial statements. In accordance with SFAS No. 123(R), we used the modified prospective method of adoption, which requires compensation cost to be recognized for all stock awards issued subsequent to adoption, as well as the unvested portion of awards outstanding on the date of adoption. No cumulative effect of change in accounting principle was required under this method. Prior to 2006, we elected to follow APB Opinion No. 25 in accounting for awards under our stock option plan. Under APB Opinion No. 25, no stock-based compensation expense was reflected in our consolidated statements of income. The adoption of SFAS No. 123(R) resulted in the recognition of $1.0 million of compensation cost related to stock options during 2006. The modified prospective method

MANAGEMENT’S DISCUSSION AND ANALYSIS

of adoption did not impact the financial results of our previously reported periods. We also recognized $113,000 of compensation cost related to restricted stock issued during 2006, which also would have been recognized under the provisions of APB No. 25. As of July 2, 2006, we had $737,000 of total unrecognized compensation cost related to stock options granted, which was expected to be recognized over a weighted average period of .8 years. As of July 2, 2006, we also had $343,000 of total unrecognized compensation cost related to restricted stock grants, which was expected to be recognized over a weighted average period of 1.2 years. Total unrecognized compensation cost will be adjusted for any future changes in estimated and actual forfeitures. We made no modifications to outstanding share-based payment arrangements in conjunction with the adoption of SFAS No. 123(R).
     Engineering, selling and administrative expenses were $22.1 million in 2006, compared to $20.7 million in 2005. The increase over the 2005 year was primarily attributed to higher spending in new product development and recognizing stock-based compensation expense.
     The provision for bad debts of $1.6 million in 2006 reflects a write-off of uncollectible pre-petition Chapter 11 accounts receivable due from Delphi Corporation. During 2006, approximately $3.4 million of pre-petition Chapter 11 accounts receivable due from Delphi Corporation were sold to a third party for $1.8 million.
     Income from operations decreased to $13.4 million in 2006 from $22.0 million in 2005. This decrease was primarily the result of the increase in the provision for bad debts, the decline in net sales and gross margin and the increase in operating expenses as discussed above.
     Other income, net, increased $640,000 to $960,000 in 2006 from $320,000 in 2005. The increase was primarily due to a gain on our investment in VAST LLC of $188,000 in 2006 compared to a loss of $70,000 in 2005 and an increase in transaction gains related to foreign currency transactions entered into by our Mexican subsidiaries.
     Our effective income tax rate for 2006 was 26.1 percent compared to 36.0 percent in 2005. The 2006 income tax provision includes a state refund claim recovery and a favorable state income tax adjustment. The 2006 claim recovery and tax adjustment, net of the Federal income tax impact, was approximately $1.2 million. The 2006 income tax provision also includes a favorable foreign tax adjustment related to the operation of our Mexican subsidiaries of $664,000. The 2005 income tax provision included a state refund claim recovery. The 2005 claim recovery, net of the Federal income tax impact, was $162,000.
LIQUIDITY AND CAPITAL RESOURCES
     Cash flow generated from operating activities was $9.8 million in 2007 compared to $19.3 million in 2006. Cash flow generated from operating activities was mostly impacted by overall financial results and increased pension contributions. Net income, adjusted for non-cash items such as depreciation, stock-based compensation expense and provision for doubtful accounts, decreased $7.5 million between 2006 and 2007, primarily due to reduced sales and higher purchased material costs for zinc and brass. Pension contributions to our qualified plan totaled $7.0 million in 2007 compared to $6.0 million in 2006.
     Our accounts receivable balance decreased $1.4 million in 2007 and increased $3.9 million in 2006. The 2007 decrease is primarily due to a reduction in outstanding customer tooling billings. The 2006 increase is primarily due to the normally scheduled July 2005 payments from two major customers totaling approximately $4.8 million being received prior to the end of our 2005 fiscal year. The normally scheduled July 2006 payments from these customers were not received until fiscal 2007.
     Our LIFO inventory balance decreased $2.2 million during 2007 and decreased $2.3 million during 2006. The 2007 decrease was the result of a concentrated effort to manage inventories at lower levels. The 2006 decrease was primarily due to the July 3, 2005 buildup of inventory banks in preparation of a potential strike by our unionized associates at the Milwaukee facility. The contract with the unionized associates expired June 26, 2005. A new contract was ratified and is effective through June 29, 2008.
     Our prepaid pension obligations relate to our qualified pension plan and decreased $6.0 million during 2007. The decrease is the net impact of $7.0 million of pension contributions during 2007, the actuarially calculated pension expense and an $11.7 million pre-tax reduction in the asset balance as a result of recognizing the funded status of the plan in accordance with Statement of Financial Accounting Standards (SFAS) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 123(R).”
     Capital expenditures were $5.7 million in 2007 compared to $5.8 million in 2006. Expenditures were primarily in support of requirements for new product programs and the upgrade and replacement of existing equipment. We anticipate that capital expenditures will

MANAGEMENT’S DISCUSSION AND ANALYSIS

be approximately $6 million in fiscal 2008, primarily in support of requirements for new product programs and the upgrade and replacement of existing equipment.
     Our Board of Directors has authorized a stock repurchase program to buy back outstanding shares of our common stock. Shares authorized for repurchase under the program totaled 3,639,395 at July 1, 2007. Over the life of the repurchase program through July 1, 2007, a total of 3,384,700 shares have been repurchased at a cost of approximately $127.1 million. Additional repurchases may occur from time to time and are expected to continue to be funded by cash flow from operations.
     We have a $50.0 million unsecured line of credit (the “Line of Credit”), which expires October 31, 2007. There were no outstanding borrowings under the Line of Credit at July 1, 2007 or at July 2, 2006. Interest on borrowings under the Line of Credit are at varying rates based on the London Interbank Offering Rate or the bank’s prime rate. We believe the Line of Credit is adequate, along with cash flow from operations, to meet our anticipated capital expenditure, working capital and operating expenditure requirements.
     Up until the past 21 months, we have not been significantly impacted by general inflationary pressures over the last several years. However, in addition to rising health care costs, which have increased our cost of employee medical coverage, we have been impacted by increases in the market price of zinc, brass and magnesium over the past 21 months and inflation in Mexico, which impacts the U.S. dollar costs of our Mexican operations. We do not hedge against our Mexican peso exposure.
CONTRACTUAL OBLIGATIONS
Contractual obligations are as follows as of July 1, 2007 (thousands of dollars):

	Payments Due By Period
		Less Than			More Than
Contractual Obligation	Total	1 Year	1-3 Years	3-5 Years	5 Years

Operating Leases	$1,358	$560	$544	$254	$—
Purchase Obligations	644	644	—	—	—
Pension and Postretirement Obligations (a)	4,173	4,173	—	—	—

Total	$6,175	$5,377	$544	$254	$—

(a)	As disclosed in our Notes to Financial Statements, estimated cash funding related to our pension and postretirement benefit plans totals $4.2 million in 2008. Because the timing of funding related to these plans beyond 2008 is uncertain, and is dependent on future movements in interest rates and investment returns, changes in laws and regulations, and other variables, pension and postretirement outflows beyond 2008 have not been included in the table above.
JOINT VENTURES
     We participate in certain alliance agreements with E. WITTE Verwaltungsgesellschaft GmbH, and its operating unit, WITTE-Velbert GmbH & Co. KG (“WITTE”) and ADAC Plastics, Inc. (“ADAC”). WITTE, of Velbert, Germany, is a privately held automotive supplier. WITTE designs, manufactures and markets components including locks and keys, hood latches, rear compartment latches, seat back latches, door handles and specialty fasteners. WITTE’s primary market for these products has been Europe. ADAC, of Grand Rapids, Michigan, is a privately held automotive supplier and manufactures engineered products, including door handles and other automotive trim parts, utilizing plastic injection molding, automated painting and various assembly processes.
     The Alliance provides a set of cross-licensing agreements for the manufacture, distribution and sale of WITTE products by STRATTEC and ADAC in North America, and the manufacture, distribution and sale of STRATTEC and ADAC products by WITTE in Europe. Additionally, a joint venture company, Vehicle Access Systems Technology LLC (“VAST LLC”), in which WITTE and STRATTEC originally held a 40 percent interest and ADAC originally held a 20 percent interest, exists to seek opportunities to manufacture and sell the companies’ products in areas of the world outside of North America and Europe. Effective July 1, 2007, WITTE, STRATTEC and ADAC each hold a one-third interest in VAST LLC.
     VAST LLC participates in joint ventures in Brazil and China. VAST do Brasil, a joint venture between VAST LLC and Ifer do Brasil Ltda., was formed to service customers in South America. VAST Fuzhou and VAST Great Shanghai, joint ventures between VAST LLC and Fortitude Corporation and a unit of Elitech Technology Co. Ltd., of Taiwan, are the base of operations to service our automotive customers in the Asian market.

MANAGEMENT’S DISCUSSION AND ANALYSIS

     The VAST investments are accounted for using the equity method of accounting. The activities related to the VAST joint ventures resulted in a gain of approximately $394,000 in 2007 and $188,000 in 2006. A capital contribution of $100,000 was made to the VAST LLC joint venture in 2007 primarily in support of general operating expenses. A capital contribution of $569,000 was made in 2006 in support of general operating expenses and the purchase of an additional 16 percent of VAST Fuzhou and VAST Great Shanghai by VAST LLC.
     In 2007, we entered into a joint venture with ADAC, in which STRATTEC holds a 50.1 percent interest and ADAC holds a 49.9 percent interest. The joint venture was created to establish injection molding and door handle assembly operations in Mexico. ADAC-STRATTEC de MEXICO, LLC (“ASdM”), a Delaware limited liability company, was formed on October 27, 2006. An additional Mexican entity, which is wholly owned by ASdM, was formed on February 21, 2007. It is anticipated that ASdM production activities will begin in July 2007. Start-up costs for ASdM were incurred in fiscal 2007 resulting in a net loss of $75,000 to STRATTEC. ASdM’s financial results are consolidated with the financial results of STRATTEC.
RECENTLY ISSUED ACCOUNTING STANDARDS
     In June 2006, the Financial Accounting Standards Board (FASB) issued Financial Interpretation No. (FIN) 48, “Accounting for Uncertainty in Income Taxes,” which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation will be effective for STRATTEC beginning in our 2008 fiscal year. The impact on our consolidated financial statements is not expected to be material.
     In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 123(R).” SFAS No. 158 requires employers that sponsor defined benefit pension and postretirement benefit plans to recognize previously unrecognized actuarial losses and prior service costs in the statement of financial position and to recognize future changes in these amounts in the year in which changes occur through comprehensive income. As a result, the statement of financial position will reflect the funded status of those plans as an asset or liability. Additionally, employers are required to measure the funded status of a plan as of the date of its year end statement of financial position. STRATTEC adopted SFAS No. 158 as of July 1, 2007. We use a June 30 measurement date for our defined pension and postretirement plans. The measurement date will not change as a result of the adoption of SFAS No. 158. Pension and Postretirement benefits are further discussed under Retirement Plans and Postretirement Costs under Notes to Financial Statements.
CRITICAL ACCOUNTING POLICIES
We believe the following represents our critical accounting policies:
     Pension and Postretirement Health Benefits – Pension and postretirement health obligations and costs are developed from actuarial valuations. The determination of the obligation and expense for pension and postretirement health benefits is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in the Notes to Financial Statements and include, among others, the discount rate, expected long-term rate of return on plan assets, retirement age and rates of increase in compensation and health care costs. We evaluate and update all of the assumptions annually on June 30, the measurement date. Refer to Notes to Financial Statements for the impact of the pension and postretirement plans on the financial statements.
     We determine the discount rate used to measure plan liabilities using prevailing market rates of a large population of high-quality, non-callable, corporate bonds currently available that, if the obligation was settled at the measurement date, would provide the necessary future cash flows to pay the benefit obligation when due. Using this methodology, we determined a discount rate of 6.41 percent to be appropriate as of June 30, 2007, which is a decrease of .21 percentage points from the rate used at June 30, 2006.
     As of June 30, 2005, we converted to the RP (Retirement Plans) 2000 Mortality Table for calculating the year-end 2005 pension and postretirement obligations and 2006 expense. The impact of this change increased our 2006 pension expense by $250,000 and postretirement expense by $17,000. As of June 30, 2007, we converted to the RP 2000 Mortality Table projected to 2014 for annuitants and 2022 for non-annuitants for calculating the year-end 2007 pension and postretirement obligations. The impact of this change increased our year-end

MANAGEMENT’S DISCUSSION AND ANALYSIS

2007 projected pension benefit obligations by $2.4 million, the year-end 2007 accumulated pension benefit obligations by $2.1 million and the year-end 2007 accumulated postretirement obligation by $85,000. This change is also expected to increase our 2008 pension expense by $462,000 and postretirement expense by $10,000.
     A significant element in determining the pension expense in accordance with SFAS No. 87 is the expected return on plan assets. Our assumption for the expected return on plan assets is based on historical results for similar allocations among asset classes and was 8.5 percent for 2007 and will remain at 8.5 percent for 2008. Refer to Notes to Financial Statements for additional information on how this rate was determined.
     The difference between the expected return and actual return on plan assets is deferred and, under certain circumstances, amortized over future years of service. Therefore, the deferral of past asset gains and losses ultimately affects future pension expense. This is also the case with changes to actuarial assumptions. As of June 30, 2007, we had $11.3 million of net unrecognized pension actuarial losses, which is net of deferred asset gains of $3.6 million. As of June 30, 2007, we had unrecognized postretirement actuarial losses of $11.4 million. These amounts represent potential future pension and postretirement expenses that would be amortized over average future service periods. The average remaining service period is 11.9 years for the pension plans and 14.6 years for the postretirement plan.
     During fiscal years 2007, 2006 and 2005, we contributed $7 million, $6 million and $8 million, respectively, to our qualified pension plan. Future pension contributions are expected to be $2 to $3 million annually depending on market conditions. We have evaluated the potential impact of the Pension Protection Act (the “Act”), which was passed into law on August 17, 2006, on future pension plan funding requirements based on current market conditions. The Act is not anticipated to have a material effect on our level of future funding requirements or on our liquidity and capital resources.
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
     Stock-Based Compensation – We account for stock-based compensation in accordance with SFAS No. 123(R), “Share Based Payments.” Under the fair value recognition provisions of this statement, share-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period. Determining the fair value of share-based awards at the grant date requires judgment, including estimating future volatility of our stock, the amount of share-based awards that are expected to be forfeited and the expected term of awards granted. We estimate the fair value of stock options granted using the Black-Scholes option valuation model. We amortize the fair value of all awards on a straight-line basis over the vesting periods. The expected term of awards granted represents the period of time they are expected to be outstanding. We determine the expected term based on historical experience with similar awards, giving consideration to the contractual terms and vesting schedules. We estimate the expected volatility of our common stock at the date of grant based on the historical volatility of our common stock. The volatility factor used in the Black-Scholes option valuation model is based on our historical stock prices over the most recent period commensurate with the estimated expected term of the award. We base the risk-free interest rate used in the Black-Scholes option valuation model on the implied yield currently available on U.S. Treasury zero-coupon issues with a remaining term commensurate with the expected term of the award. We use historical data to estimate pre-vesting option forfeitures. We record stock-based compensation only for those awards that are expected to vest. If actual results differ significantly from these estimates, stock-based compensation expense and our results of operations could be materially impacted.

MANAGEMENT’S DISCUSSION AND ANALYSIS

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
     Cyclicality and Seasonality in the Automotive Market – The automotive market is highly cyclical and is dependent on consumer spending and to a certain extent on customer sales incentives. Economic factors adversely affecting consumer demand for automobiles and automotive production could adversely impact our net sales and net income. We typically experience decreased sales and operating income during the first fiscal quarter of each year due to the impact of scheduled customer plant shut-downs in July and new model changeovers.
     Foreign Operations – As discussed under “Joint Ventures,” we have joint venture investments in Mexico, Brazil and China. These operations are currently not material. However, as these operations expand, their success will depend, in part, on our and our partners’ ability to anticipate and effectively manage certain risks inherent in international operations including: enforcing agreements and collecting receivables through certain foreign legal systems, payment cycles of foreign customers, compliance with foreign tax laws, general economic and political conditions in these countries and compliance with foreign laws and regulations.
     Currency Exchange Rate Fluctuations – We incur a portion of our expenses in Mexican pesos. Exchange rate fluctuations between the U.S. dollar and the Mexican peso could have an adverse effect on our financial results.
     Sources of and Fluctuations in Market Prices of Raw Materials – Our primary raw materials are high-grade zinc, brass, magnesium, aluminum, steel and plastic resins. These materials are generally available from a number of suppliers, but we have chosen to concentrate our sourcing with one primary vendor for each commodity or purchased component. We believe our sources of raw materials are reliable and adequate for our needs. However, the development of future sourcing issues related to using alternative raw materials and to the availability of these materials as well as significant fluctuations in the market prices of these materials may have an adverse affect on our financial results if the increased raw material costs cannot be recovered from our customers.
     Disruptions Due to Work Stoppages and Other Labor Matters – Our major customers and many of their suppliers have unionized work forces. Work stoppages or slow-downs experienced by our customers or their suppliers could result in slow-downs or closures of assembly plants where our products are included in assembled vehicles. For example, strikes by the United Auto Workers led to a shut-down of most of General Motors Corporation’s North American assembly plants in June and July of 1998. A material work stoppage experienced by one or more of our customers could have an adverse effect on our business and our financial results. In addition, all production associates at our Milwaukee facility are unionized. A sixteen-day strike by these associates in June 2001

MANAGEMENT’S DISCUSSION AND ANALYSIS

resulted in increased costs as all salaried associates worked with additional outside resources to produce the components necessary to meet customer requirements. The current contract with the unionized associates is effective through June 29, 2008. We may encounter further labor disruption after the expiration date of this contract and may also encounter unionization efforts in our other plants or other types of labor conflicts, any of which could have an adverse effect on our business and our financial results.
     Environmental and Safety Regulations – We are subject to Federal, state, local and foreign laws and other legal requirements related to the generation, storage, transport, treatment and disposal of materials as a result of our manufacturing and assembly operations. These laws include the Resource Conservation and Recovery Act (as amended), the Clean Air Act (as amended) and the Comprehensive Environmental Response, Compensation and Liability Act (as amended). We have an environmental management system that is ISO-14001 certified. We believe that our existing environmental management system is adequate for current and anticipated operations and we have no current plans for substantial capital expenditures in the environmental area. An environmental reserve was established in 1995 for estimated costs to remediate a site at our Milwaukee facility. The site was contaminated by a former above-ground solvent storage tank, located on the east side of the facility. The contamination occurred in 1985. This is being monitored in accordance with Federal, state and local requirements. We do not currently anticipate any material adverse impact on our results of operations, financial condition or competitive position as a result of compliance with Federal, state, local and foreign environmental laws or other legal requirements. However, risk of environmental liability and changes associated with maintaining compliance with environmental laws is inherent in the nature of our business and there is no assurance that material liabilities or changes could not arise.
     Highly Competitive Automotive Supply Industry – The automotive component supply industry is highly competitive. Some of our competitors are companies, or divisions or subsidiaries of companies, that are larger than STRATTEC and have greater financial and technology capabilities. Our products may not be able to compete successfully with the products of these other companies, which could result in loss of customers and, as a result, decreased sales and profitability. Some of our major customers have also announced that they will be reducing their supply base. This could potentially result in the loss of these customers and consolidation within the supply base. The loss of any of our major customers could have a material adverse effect on our existing and future net sales and net income.
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
     Program Volume and Pricing Fluctuations – We incur costs and make capital expenditures for new program awards based upon certain estimates of production volumes over the anticipated program life for certain vehicles. While we attempt to establish the price of our products for variances in production volumes, if the actual production of certain vehicle models is significantly less than planned, our net sales and net income may be adversely affected. We cannot predict our customers’ demands for the products we supply either in the aggregate or for particular reporting periods.
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

CONSOLIDATED STATEMENTS OF INCOME
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Years Ended
	July 1, 2007	July 2, 2006	July 3, 2005
NET SALES	$167,707	$181,197	$190,314
Cost of goods sold	141,213	144,151	147,538

GROSS PROFIT	26,494	37,046	42,776
Engineering, selling, and administrative expenses	20,189	22,067	20,688
Provision for doubtful accounts, net	—	1,622	80

INCOME FROM OPERATIONS	6,305	13,357	22,008
Interest income	3,611	2,563	1,169
Interest expense	—	—	—
Other income, net	715	960	320
Minority interest	75	—	—

INCOME BEFORE PROVISION FOR INCOME TAXES	10,706	16,880	23,497
Provision for income taxes	2,523	4,403	8,459

NET INCOME	$8,183	$12,477	$15,038

EARNINGS PER SHARE:
BASIC	$2.30	$3.36	$3.97

DILUTED	$2.30	$3.35	$3.94

AVERAGE SHARES OUTSTANDING:
BASIC	3,552	3,716	3,790
DILUTED	3,555	3,720	3,816
The accompanying notes to financial statements are an integral part of these consolidated statements of income.

CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE AMOUNTS AND PER SHARE AMOUNTS)

	July 1, 2007	July 2, 2006
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$65,491	$65,712
Receivables, less allowance for doubtful accounts of $250 at July 1, 2007 and July 2, 2006	26,890	28,254
Inventories	7,166	9,337
Customer tooling in progress	1,824	1,422
Deferred income taxes	2,729	1,541
Other current assets	8,464	7,505

Total current assets	112,564	113,771

DEFERRED INCOME TAXES	2,117	—
INVESTMENT IN JOINT VENTURES	2,813	2,202
PREPAID PENSION OBLIGATIONS	4,385	10,358
OTHER LONG-TERM ASSETS	41	197
PROPERTY, PLANT AND EQUIPMENT, NET	26,526	27,764

	$148,446	$154,292

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$16,575	$17,701
Accrued liabilities:
Payroll and benefits	6,280	6,559
Environmental	2,655	2,683
Commitments and Contingencies – see note on page 28
Income taxes	664	1,340
Other	5,307	5,224

Total current liabilities	31,481	33,507

BORROWINGS UNDER LINE OF CREDIT	—	—
DEFERRED INCOME TAXES	—	4,266
ACCRUED PENSION OBLIGATIONS	2,855	2,608
ACCRUED POSTRETIREMENT OBLIGATIONS	10,576	3,636
MINORITY INTEREST	574	—
SHAREHOLDERS’ EQUITY:
Common stock, authorized 12,000,000 shares, $.01 par value, issued 6,887,757 shares at July 1, 2007 and 6,880,457 shares at July 2, 2006	69	69
Capital in excess of par value	78,122	77,175
Retained earnings	165,928	157,745
Accumulated other comprehensive loss	(14,341)	(2,958)
Less: Treasury stock at cost (3,368,619 shares at July 1, 2007 and 3,243,177 shares at July 2, 2006)	(126,818)	(121,756)

Total shareholders’ equity	102,960	110,275

	$148,446	$154,292

The accompanying notes to financial statements are an integral part of these consolidated balance sheets.

CONSOLIDATED STATEMENTS OF
SHAREHOLDERS’ EQUITY (IN THOUSANDS)

				Accumulated
		Capital in		Other
	Common	Excess of	Retained	Comprehensive	Treasury	Comprehensive
	Stock	Par Value	Earnings	Loss	Stock	Income

BALANCE JUNE 27, 2004	$68	$70,415	$130,230	$(5,385)	$(105,476)

Net Income	—	—	15,038	—	—	$15,038
Translation adjustments	—	—	—	283	—	283
Minimum pension liability, net of tax of $4,257	—	—	—	(6,945)	—	(6,945)

Comprehensive income						$8,376

Purchase of common stock	—	—	—	—	(10,999)
Exercise of stock options and employee stock purchases, including tax benefit of $956	1	4,509	—	—	12

BALANCE JULY 3, 2005	$69	$74,924	$145,268	$(12,047)	$(116,463)

Net Income	—	—	12,477	—	—	$12,477
Translation adjustments	—	—	—	(317)	—	(317)
Minimum pension liability, net of tax of $5,765	—	—	—	9,406	—	9,406

Comprehensive income						$21,566

Purchase of common stock	—	—	—	—	(5,306)
Stock-Based Compensation	—	1,118	—	—	—
Exercise of stock options and employee stock purchases, including tax benefit of $62	—	1,133	—	—	13

BALANCE JULY 2, 2006	$69	$77,175	$157,745	$(2,958)	$(121,756)

Net Income	—	—	8,183	—	—	$8,183
Translation adjustments	—	—	—	449	—	449
Minimum pension liability, net of tax of $14	—	—	—	24	—	24

Net gains in other comprehensive income				473		473

Comprehensive income						$8,656

Purchase of common stock	—	—	—	—	(5,075)
Stock-Based Compensation	—	698	—	—	—
Exercise of stock options and employee stock purchases, including tax benefit of $69	—	249	—	—	13
Adjustments to initially adopt SFAS No.158:
Prior service costs, net of tax of $1,363	—	—	—	2,224	—
Net losses, net of tax of $8,629	—	—	—	(14,080)	—

BALANCE JULY 1, 2007	$69	$78,122	$165,928	$(14,341)	$(126,818)

The accompanying notes to financial statements are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

	Years Ended
	July 1, 2007	July 2, 2006	July 3, 2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$8,183	$12,477	$15,038
Adjustments to reconcile net income to net cash provided by operating activities:
Minority Interest	(75)	—	—
Depreciation	6,988	7,155	7,225
Loss on disposition of property, plant and equipment	58	320	190
Deferred income taxes	(359)	350	2,282
Tax benefit from options exercised	23	61	956
Stock-based compensation expense	738	1,118	—
Provision for doubtful accounts	—	1,622	80
Change in operating assets and liabilities:
Receivables	1,434	(3,870)	4,863
Inventories	2,171	2,317	(3,293)
Other assets	(7,277)	(3,953)	748
Accounts payable and accrued liabilities	(1,937)	2,184	(12,621)
Other, net	(153)	(485)	285

Net cash provided by operating activities	9,794	19,296	15,753

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in joint ventures	(100)	(569)	(125)
Additions to property, plant and equipment	(5,748)	(5,766)	(5,498)
Proceeds received on sale of property, plant and equipment	21	22	22

Net cash used in investing activities	(5,827)	(6,313)	(5,601)

CASH FLOWS FROM FINANCING ACTIVITIES
Purchase of common stock	(5,075)	(5,306)	(10,999)
Exercise of stock options	238	1,085	3,566
Contribution from minority interest	649	—	—

Net cash used in financing activities	(4,188)	(4,221)	(7,433)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(221)	8,762	2,719

CASH AND CASH EQUIVALENTS
Beginning of year	65,712	56,950	54,231

End of year	$65,491	$65,712	$56,950

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Income taxes paid	$3,231	$3,120	$6,446
Interest paid	—	—	—
The accompanying notes to financial statements are an integral part of these consolidated statements.

NOTES TO FINANCIAL STATEMENTS

ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     STRATTEC SECURITY CORPORATION designs, develops, manufactures and markets mechanical locks and keys, electronically enhanced locks and keys, steering column and instrument panel ignition lock housings, latches, door handles and related access control products for North American automotive customers, and for global automotive manufacturers through the VAST Alliance in which we participate with WITTE Automotive of Velbert, Germany and ADAC Plastics, Inc. of Grand Rapids, Michigan. STRATTEC’s history in the automotive business spans nearly 100 years.
     The accompanying consolidated financial statements reflect the consolidated results of STRATTEC SECURITY CORPORATION, its wholly owned Mexican subsidiaries, STRATTEC de Mexico and STRATTEC Componentes Automotrices, and its majority owned subsidiary, ADAC-STRATTEC de MEXICO LLC. STRATTEC SECURITY CORPORATION is located in Milwaukee, Wisconsin. STRATTEC de Mexico and STRATTEC Componentes Automotrices are located in Juarez, Mexico. ADAC-STRATTEC de MEXICO LLC has operations in El Paso, Texas and Juarez, Mexico. STRATTEC has only one reporting segment.
     The significant accounting policies followed in the preparation of these financial statements, as summarized in the following paragraphs, are in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).
     Principles of Consolidation and Presentation: The accompanying consolidated financial statements include the accounts of STRATTEC SECURITY CORPORATION, its wholly owned Mexican subsidiaries, and its majority owned subsidiary. Equity investments for which STRATTEC exercises significant influence but does not control and is not the primary beneficiary are accounted for using the equity method. All intercompany transactions and balances have been eliminated.
     Reclassifications: Certain reclassifications have been made to the 2005 and 2006 financial statements to conform to the 2007 presentation.
     Fiscal Year: Our fiscal year ends on the Sunday nearest June 30. The years ended July 1, 2007, July 2, 2006 and July 3, 2005 are comprised of 52, 52 and 53 weeks, respectively.
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
     Fair Value of Financial Instruments: The fair value of our cash and cash equivalents, accounts receivable and accounts payable approximated book value as of July 1, 2007 and July 2, 2006.
     Receivables: Receivables consist primarily of trade receivables due from Original Equipment Manufacturers in the automotive industry and locksmith distributors relating to our service and aftermarket business. We evaluate the collectibility of receivables based on a number of factors. An allowance for doubtful accounts is recorded for significant past due receivable balances based on a review of the past due items, general economic conditions and the industry as a whole. In connection with the filing for Chapter 11 bankruptcy protection by Delphi Corporation on October 8, 2005, $3.4 million of pre-petition Chapter 11 accounts receivable was sold to a third party for $1.78 million. This resulted in a write-off of $1.62 million of accounts receivable during 2006. Changes in the allowance for doubtful accounts are as follows (thousands of dollars):

	Balance,	Provision		Balance,
	Beginning	Charged to	Accounts	End of
	of Year	Expense	Written Off	Year

Year ended July 1, 2007	$250	$—	$—	$250
Year ended July 2, 2006	$250	$1,622	$1,622	$250
Year ended July 3, 2005	$250	$80	$80	$250
     Inventories: Inventories are comprised of material, direct labor and manufacturing overhead, and are stated at the lower of cost or market. The last-in, first-out (LIFO) method is used for determining the cost of the inventories at the end of each period. Inventories consist of the following (thousands of dollars):

	July 1, 2007	July 2, 2006
Finished products	$2,660	$2,937
Work in process	4,522	5,401
Purchased materials	4,813	5,802
LIFO reserve	(4,829)	(4,803)

	$7,166	$9,337

     Inventory quantities were reduced during 2007 and 2006 which resulted in a liquidation of LIFO inventory layers carried at lower costs. The effect of the liquidations decreased cost of goods sold by approximately $292,000 in 2007 and $106,000 in 2006.

NOTES TO FINANCIAL STATEMENTS

     Customer Tooling in Progress: We incur costs related to tooling used in component production and assembly. Costs for development of certain tooling, which will be directly reimbursed by the customer whose parts are produced from the tool, are accumulated on the balance sheet and are then billed to the customer. The accumulated costs are billed upon formal acceptance by the customer of products produced with the individual tool. Other tooling costs are not directly reimbursed by the customer. These costs are capitalized and amortized over the life of the related product based on the fact that the related tool will be used over the life of the supply arrangement.
     Repair and Maintenance Supply Parts: We maintain an inventory of repair and maintenance supply parts in support of operations. This inventory includes critical repair parts for all production equipment as well as general maintenance items. The inventory of critical repair parts is required to avoid disruptions in our customers’ just-in-time production schedules due to a lack of spare parts when equipment break-downs occur. All required critical repair parts are on hand when the related production equipment is placed in service and maintained to satisfy the customer model life production and service requirements, which may be 12 to 15 years. As repair parts are used, additional repair parts are purchased to maintain a minimum level of spare parts inventory. Depending on maintenance requirements during the life of the equipment, excess quantities of repair parts arise. Excess quantities are kept on hand and are not disposed of until the equipment is no longer in service. A repair and maintenance supply parts reserve is maintained to recognize the normal adjustment of inventory for obsolete and slow moving supply and maintenance parts. The adequacy of the reserve is reviewed periodically in relation to the repair parts inventory balances. The gross balance of the repair and maintenance supply parts inventory was approximately $1.8 million at July 1, 2007, and $1.9 million at both July 2, 2006 and July 3, 2005. The repair and maintenance supply parts inventory balance is included in other current assets in the Consolidated Balance Sheets. The activity related to the repair and maintenance supply parts reserve is as follows (thousands of dollars):

	Balance,	Provision		Balance,
	Beginning	Charged to	Balances	End of
	of Year	Expense	Written Off	Year

Year ended July 1, 2007	$650	$32	$42	$640
Year ended July 2, 2006	$650	$49	$49	$650
Year ended July 3, 2005	$750	$(24)	$76	$650
     Property, Plant and Equipment: Property, plant and equipment are stated at cost. Plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets as follows:

Classification	Expected Useful Lives

Land improvements	20 years
Buildings and improvements	20 to 35 years
Machinery and equipment	3 to 10 years
Property, plant and equipment consist of the following (thousands of dollars):

	July 1, 2007	July 2, 2006
Land and improvements	$1,405	$1,404
Buildings and improvements	12,712	12,593
Machinery and equipment	98,803	94,874

	112,920	108,871
Less: accumulated depreciation	(86,394)	(81,107)

	$26,526	$27,764

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
     Supplier Concentrations: During 2007 approximately 31 percent of all inventory purchases were made from three major suppliers. During 2006 approximately 35 percent of all inventory purchases were made from three major suppliers. During 2005 approximately 33 percent of all inventory purchases were made from three major suppliers. We have long-term contracts or arrangements with most of our suppliers to guarantee the availability of merchandise.

NOTES TO FINANCIAL STATEMENTS

     Labor Concentrations: We had approximately 2,150 full-time employees of which approximately 246 or 11.4 percent were represented by a labor union at July 1, 2007. The employees represented by a labor union account for all production associates at our Milwaukee facility. The current contract with the unionized associates is effective through June 29, 2008.
     Revenue Recognition: Revenue is recognized upon the shipment of products, which is when title passes, payment terms are final, we have no remaining obligations and the customer is required to pay. Revenue is recognized net of estimated returns and discounts, which is recognized as a deduction from revenue at the time of the shipment.
     Research and Development Costs: Expenditures relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. Research and development expenditures were approximately $1.5 million in 2007, $2.3 million in 2006 and $2.0 million in 2005.
     Self Insurance and Loss Sensitive Plans: We have self-insured medical and dental plans covering all eligible U.S. associates. The claims handling process for the self-insured plans is managed by a third party administrator. Stop-loss insurance coverage limits our liability on a per individual per calendar year basis. The per individual per calendar year stop-loss limit was $150,000 in each calendar year 2005 through 2007. In 2005, we also maintained stop-loss insurance coverage on an aggregate per calendar year basis. The aggregate stop-loss limit per calendar year was approximately $6.1 million in calendar year 2005. Each covered individual can receive up to $2 million in total benefits during his or her lifetime. Once an individual’s medical claims reach $2 million, we are no longer liable for any additional claims for that individual.
     We maintain an insured workers’ compensation program covering all U.S. associates. The insurance is renewed annually, with a renewal date of February 27. The policy may be a guaranteed cost policy or a loss sensitive policy. Under a guaranteed cost policy, the ultimate cost is known at the beginning of the policy period and is subject to change only as a result of changes in payroll. Under a loss sensitive policy, the ultimate cost is dependent upon losses incurred during each policy period. The incurred loss amount for loss sensitive policies will continue to change as claims develop and are settled in future reporting periods.
     The expected ultimate cost for claims incurred under the self-insured medical and dental plans and loss sensitive workers’ compensation plan as of the balance sheet date is not discounted and is recognized as an expense. The expected ultimate cost of claims is estimated based upon the aggregate liability for reported claims and an estimated liability for claims incurred but not reported, which is based on analysis of historical data, current trends and information available from the insurance carrier. The expected ultimate cost for claims incurred under the self-insured medical and dental plans that has not been paid as of the balance sheet date is included in the accrued payroll and benefits liabilities amount in our Consolidated Balance Sheets. The schedule of premium payments due under the workers compensation plan requires a larger percentage of the estimated premium dollars to be paid during the beginning of the policy period. The excess of the premium payments over the expected ultimate cost for claims incurred as of the balance sheet date is included in other current assets in our Consolidated Balance Sheets.
     Changes in the balance sheet amounts for self-insured and loss sensitive plans are as follows (thousands of dollars):

	Balance,	Provision		Balance,
	Beginning	Charged to		End of
	of Year	Expense	Payments	Year

Year ended July 1, 2007
Incurred but not reported claims reserve for self-insured plans	$400	$2,250	$2,350	$300
Workers’ Compensation	(185)	331	397	(251)
Year ended July 2, 2006
Incurred but not reported claims reserve for self-insured plans	$500	$2,733	$2,833	$400
Workers’ Compensation	(202)	314	297	(185)
Year ended July 3, 2005
Incurred but not reported claims reserve for self-insured plans	$600	$3,460	$3,560	$500
Workers’ Compensation	(202)	672	672	(202)
     Product Warranty: We provide a specific accrual for known product issues. Historical activity for product issues has not been significant.

NOTES TO FINANCIAL STATEMENTS

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
     Accumulated Other Comprehensive Loss: Accumulated other comprehensive loss is comprised of the following (thousands of dollars):

	July 1, 2007	July 2, 2006	July 3, 2005
Minimum pension liability, net of tax	$—	$62	$9,467
Unrecognized pension and postretirement benefit liabilities, net of tax	11,894	—	—
Foreign currency translation	2,447	2,896	2,580

	$14,341	$2,958	$12,047

     Deferred taxes have not been provided for the foreign currency translation adjustments in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes.”
     Accounting For Stock-Based Compensation: We maintain an omnibus stock incentive plan. This plan provides for the granting of stock options, shares of restricted stock and stock appreciation rights. The Board of Directors has designated 1,700,000 shares of common stock available for the grant of awards under the plan. Remaining shares available to be granted under the plan as of July 1, 2007 were 342,823. Awards that expire or are cancelled without delivery of shares become available for re-issuance under the plan. We issue new shares of common stock to satisfy stock option exercises.
     Nonqualified and incentive stock options and shares of restricted stock have been granted to our officers and specified employees under the stock incentive plan. Stock options granted under the plan may not be issued with an exercise price less than the fair market value of the common stock on the date the option is granted. Stock options become exercisable as determined at the date of grant by the Compensation Committee of the Board of Directors. The options expire 5 to 10 years after the grant date unless an earlier expiration date is set at the time of grant. The options vest 1 to 3 years after the date of grant. Shares of restricted stock granted under the plan are subject to vesting criteria determined by the Compensation Committee of the Board of Directors at the time the shares are granted. Restricted shares granted have voting and dividend rights. The restricted stock granted vests 3 years after the date of grant.
     In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), “Share Based Payments,” which changed the accounting for equity compensation programs. Under SFAS No. 123(R), companies that award share-based payments to employees, including stock options, must begin to recognize the expense of these awards in the financial statements at the time the employee receives the award. As allowed by SFAS No. 123 and SFAS No. 148, we previously elected to follow APB Opinion No. 25 in accounting for our stock incentive plan. Under APB Opinion No. 25, no compensation cost was recognized prior to fiscal 2006 because the exercise price of all options granted under this plan was equal to or exceeded the market price of the underlying shares of common stock on the grant date. In accordance with the effective date, we implemented the provisions of SFAS 123(R) on July 4, 2005, which was the beginning of our 2006 fiscal year using the modified prospective transition method. Under this transition method, stock-based compensation expense was recognized in the 2006 consolidated financial statements for all stock option awards granted during 2006, and also for stock option awards that were both outstanding and not fully vested at the beginning of our 2006 fiscal year.
     Prior to the adoption of SFAS 123(R), all tax benefits resulting from the exercise of stock options were presented as operating cash inflows in the Consolidated Statements of Cash Flows. SFAS 123(R) requires the benefits of tax deductions in excess of the compensation cost recognized for those options to be classified as financing cash flows rather than operating cash flows, on a prospective basis. The impact of this change on the 2007 and 2006 Consolidated Statements of Cash Flows was not material.
     The fair value of each stock option grant was estimated as of the date of grant using the Black-Scholes pricing model. The resulting compensation cost for fixed awards with graded vesting schedules is amortized on a straight-line basis over the vesting period for the entire award. The expected term of awards granted is determined based on historical experience with similar awards, giving consideration to the expected term and vesting schedules. The expected volatility is determined based on our historical stock prices over the most recent period commensurate with the expected term of the award. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term commensurate with the expected term of the award. Expected pre-vesting option forfeitures is based primarily on historical data. The fair value of each restricted stock grant was based on the market price of the underlying common stock as of the date of grant. The resulting compensation cost is amortized on a straight line basis over the vesting period. We record stock based compensation only for those awards that are expected to vest.

NOTES TO FINANCIAL STATEMENTS

     As of July 1, 2007, there was $244,000 of total unrecognized compensation cost related to stock options granted under the plan. This cost is expected to be recognized over a weighted average period of .5 years. As of July 1, 2007, there was $448,000 of total unrecognized compensation cost related to restricted stock grants under the plan. This cost is expected to be recognized over a weighted average period of .9 years. Total unrecognized compensation cost will be adjusted for any future changes in estimated and actual forfeitures.
     Cash received from stock option exercises during fiscal 2007 was $159,000. The income tax benefit from stock option exercises during 2007 was $69,000.
     Prior to fiscal 2006, we accounted for our stock-based compensation plan using the intrinsic value method. Accordingly, no compensation cost related to this plan was charged against earnings during 2005. Had compensation cost for this plan been determined using the fair value method rather than the intrinsic value method, the pro forma impact on earnings per share would have been as follows for the year ended July 3, 2005 (in thousands, except per share amounts):

Net Income
As reported	$15,038
Pro forma compensation expense, net of tax	514

Pro forma	$14,524

Basic earnings per share
As reported	$3.97
Pro forma	$3.83
Diluted earnings per share
As reported	$3.94
Pro forma	$3.82
     Effective June 17, 2005, 58,040 options were voluntarily terminated by the associates who received the awards. The options were previously issued in August 2004 at an exercise price of $76.70. No form of compensation was provided to the associates as a result of the terminations, and no compensation cost related to these terminated options is included in the presentation above.
     The intrinsic value of stock options exercised and the fair value of stock options vested is as follows (in thousands of dollars):

	Years Ended
	July 1, 2007	July 2, 2006	July 3, 2005
Intrinsic value of options exercised	$186	$188	$2,749
Fair value of stock options vesting	$762	$1,480	$925
     No options were granted during 2007. The grant date fair values and assumptions used to determine compensation expense in 2006 and the pro forma impact in 2005 are as follows:

Options Granted During	2006	2005
Weighted average grant date fair value:
Options issued at grant date market value	n/a	$18.56
Options issued above grant date market value	$11.92	n/a
Assumptions:
Risk free interest rates	4.08%	3.69%
Expected volitilty	31.77%	24.64%
Expected term (in years)	4.00	5.00
     No dividends were assumed in the grant date fair value calculations as we did not intend to pay cash dividends on our common stock as of the grant date.
     The range of options outstanding as of July 1, 2007, is as follows:

			Weighted Average Remaining
	Number of Options	Weighted Average Exercise	Contractual Life Outstanding
	Outstanding/Exercisable	Price Outstanding/Exercisable	(In Years)

$31.95-$44.93	5,100/5,100	$ 39.25/$39.25	4.7
$53.07-$58.59	104,140/99,140	$ 56.03/$56.03	3.5
Over $61.21	126,180/76,840	$ 61.72/$61.91	3.4
		$ 58.71/$58.05
     Recent Accounting Pronouncements: In June 2006, the FASB issued Financial Interpretation No. (FIN) 48, “Accounting for Uncertainty in Income Taxes,” which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for

NOTES TO FINANCIAL STATEMENTS

Income Taxes.” The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation will be effective for STRATTEC beginning in our 2008 fiscal year. The impact on our consolidated financial statements is not expected to be material.
     In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 123(R).” SFAS No. 158 requires employers that sponsor defined benefit pension and postretirement benefit plans to recognize previously unrecognized actuarial losses and prior service costs in the statement of financial position and to recognize future changes in these amounts in the year in which changes occur through comprehensive income. As a result, the statement of financial position will reflect the funded status of those plans as an asset or liability. Additionally, employers are required to measure the funded status of a plan as of the date of its year end statement of financial position. STRATTEC adopted SFAS No. 158 as of July 1, 2007. We use a June 30 measurement date for our defined pension and postretirement plans. The measurement date will not change as a result of the adoption of SFAS No. 158. Pension and Postretirement benefits are further discussed under Retirement Plans and Postretirement Costs in these Notes to Financial Statements.
INVESTMENT IN JOINT VENTURES
     We participate in certain alliance agreements with E. WITTE Verwaltungsgesellschaft GmbH, and its operating unit, WITTE-Velbert GmbH & Co. KG (“WITTE”) and ADAC Plastics, Inc. (“ADAC”). WITTE, of Velbert, Germany, is a privately held automotive supplier. WITTE designs, manufactures and markets components including locks and keys, hood latches, rear compartment latches, seat back latches, door handles and specialty fasteners. WITTE’s primary market for these products has been Europe. ADAC, of Grand Rapids, Michigan, is a privately held automotive supplier and manufactures engineered products, including door handles and other automotive trim parts, utilizing plastic injection molding, automated painting and various assembly processes.
     The Alliance provides a set of cross-licensing agreements for the manufacture, distribution and sale of WITTE products by STRATTEC and ADAC in North America, and the manufacture, distribution and sale of STRATTEC and ADAC products by WITTE in Europe. Additionally, a joint venture company, Vehicle Access Systems Technology LLC (“VAST LLC”), in which WITTE and STRATTEC originally held a 40 percent interest and ADAC originally held a 20 percent interest, exists to seek opportunities to manufacture and sell the companies’ products in areas of the world outside of North America and Europe. Effective July 1, 2007, WITTE, STRATTEC and ADAC each hold a one-third interest in VAST LLC.
     VAST LLC participates in joint ventures in Brazil and China. VAST do Brasil, a joint venture between VAST LLC and Ifer do Brasil Ltda., was formed to service customers in South America. VAST Fuzhou and VAST Great Shanghai, joint ventures between VAST LLC and Fortitude Corporation and a unit of Elitech Technology Co. Ltd., of Taiwan, are the base of operations to service our automotive customers in the Asian market.
     The VAST investments are accounted for using the equity method of accounting. The activities related to the VAST joint ventures resulted in a gain of approximately $394,000 in 2007 and $188,000 in 2006 and are included in other income, net in the Consolidated Statements of Income . A capital contribution of $100,000 was made to the VAST LLC joint venture in 2007 primarily in support of general operating expenses. A capital contribution of $569,000 was made in 2006 in support of general operating expenses and the purchase of an additional 16 percent of VAST Fuzhou and VAST Great Shanghai by VAST LLC.
     In 2007, we entered into a joint venture with ADAC, in which STRATTEC holds a 50.1 percent interest and ADAC holds a 49.9 percent interest. The joint venture was created to establish injection molding and door handle assembly operations in Mexico. ADAC-STRATTEC de MEXICO, LLC (“ASdM”), a Delaware limited liability company, was formed on October 27, 2006. An additional Mexican entity, which is wholly owned by ASdM, was formed on February 21, 2007. It is anticipated that ASdM production activities will begin in July 2007. Start-up costs for ASdM were incurred in fiscal 2007 resulting in a net loss of $75,000 to STRATTEC. ASdM’s financial results are consolidated with the financial results of STRATTEC.
LINE OF CREDIT
     We have a $50.0 million unsecured line of credit (the “Line of Credit”), which expires October 31, 2007. Interest on borrowings under the Line of Credit are at varying rates based on the London Interbank Offering Rate or the bank’s prime rate. There were no outstanding borrowings at July 1, 2007 or July 2, 2006. There were no borrowings under the Line of Credit during 2007, 2006 or 2005.
COMMITMENTS AND CONTINGENCIES
     In 1995, we recorded a provision of $3.0 million for estimated costs to remediate a site at our Milwaukee facility. The site was contaminated by a solvent spill, which occurred in 1985, from a former above-ground solvent storage tank located on the east side of the facility. The reserve was established based on third party estimates to adequately cover the cost for active remediation of the contamination. We continue to monitor and

NOTES TO FINANCIAL STATEMENTS

evaluate the site with the use of groundwater monitoring wells that are installed on the property. An environmental consultant samples these wells one to two times a year to determine the status of the contamination and the potential for remediation of the contamination by natural attenuation, the dissipation of the contamination over time to concentrations below applicable standards. If such sampling evidences a sufficient degree of and trend toward natural attenuation of the contamination, we may be able to obtain a closure letter from the regulatory authorities resolving the issue without the need for active remediation. If a sufficient degree and trend toward natural attenuation is not evidenced by sampling, a more active form of remediation beyond natural attenuation may be required. The sampling has not yet satisfied all of the requirements for closure by natural attenuation. As a result sampling continues and the reserve remains. The reserve is not measured on a discounted basis. Management believes, based upon findings-to-date and known environmental regulations, that the environmental reserve at July 1, 2007, is adequate to cover any future developments.
     At July 1, 2007, we had purchase commitments for aluminum and natural gas totaling approximately $644,000 payable in 2008. Minimum rental commitments under all non-cancelable operating leases with a term in excess of one year are payable as follows: 2008-$560,000; 2009-$379,000; 2010-$165,000; 2011-$139,000, 2012-$115,000. Rental expense under all non-cancelable operating leases totaled approximately $595,000 in both 2007 and 2006, and $611,000 in 2005.
SUBSEQUENT EVENT
     On August 21, 2007, our Board of Directors declared a quarterly cash dividend of $0.15 per common share and a special one-time cash dividend of $1.00 per common share, both payable October 1, 2007, to shareholders of record as of September 14, 2007. The dividend will total approximately $4.1 million and will be funded by current cash balances.
INCOME TAXES
     The provision for income taxes consists of the following (thousands of dollars):

	2007	2006	2005
Currently payable:
Federal	$2,624	$5,089	$4,780
State	485	738	1,016
State refund claim recovery	(506)	(1,814)	(250)
Foreign	279	40	631

	2,882	4,053	6,177
Deferred tax (benefit) provision	(359)	350	2,282

	$2,523	$4,403	$8,459

     The items accounting for the difference between income taxes computed at the Federal statutory tax rate and the provision for income taxes are as follows:

	2007	2006	2005
U.S. statutory rate	34.0%	34.4%	34.3%
State taxes, net of Federal tax benefit	2.6	3.1	3.8
State refund claim recovery	(3.1)	(7.1)	(.7)
Foreign sales benefit	(1.2)	—	(.8)
Favorable foreign adjustment	(7.9)	(3.9)	—
Other	(.8)	(.4)	(.6)

	23.6%	26.1%	36.0%

     The 2007 income tax provision includes a state refund claim recovery. The 2007 claim recovery, net of the Federal income tax impact, was approximately $329,000. The 2007 income tax provision also includes favorable foreign adjustments primarily related to the operation of our Mexican subsidiaries of $842,000. The 2006 income tax provision includes a state refund claim recovery and a favorable state income tax adjustment. The 2006 claim recovery and tax adjustment, net of the Federal income tax impact, was approximately $1.2 million. The 2006 income tax provision also includes a favorable foreign tax adjustment related to the operation of our Mexican subsidiaries of $664,000. The 2005 income tax provision included a state refund claim recovery, net of the Federal income tax impact, of $162,000.

NOTES TO FINANCIAL STATEMENTS

     The components of deferred tax assets and (liabilities) are as follows (thousands of dollars):

	July 1, 2007	July 2, 2006
Deferred income taxes–current:
Repair and maintenance supply parts reserve	$243	$247
Payroll-related accruals	475	455
Environmental reserve	1,009	1,019
Accrued customer pricing	1,245	—
Other	(243)	(180)

	$2,729	$1,541

Deferred income taxes–noncurrent:
Accrued pension obligations	$(4,588)	$(2,981)
Additional minimum pension liability	—	38
Unrecognized pension and postretirement benefit plan liabilities	7,290	—
Accumulated depreciation	(2,863)	(3,410)
Stock-based compensation	564	350
Postretirement obligations	1,714	1,737

	$2,117	$(4,266)

     Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered.
     Foreign income before the provision for income taxes was $1.5 million in 2007 and $1.8 million in both 2005 and 2006. No provision for Federal income taxes was made on earnings of foreign subsidiaries and joint ventures that are considered permanently invested or that would be offset by foreign tax credits upon distribution. Such undistributed earnings at July 1, 2007 were $7.5 million.
     In October 2004, the American Jobs Creation Act of 2004 and the Working Families Tax Relief Act of 2004 were signed into law. This legislation contains numerous corporate tax changes, including eliminating a tax benefit relating to U.S. product exports, a new deduction related to U.S. manufacturing, a lower U.S. tax rate on non-U.S. dividends and an extension of the research and experimentation credit. The new legislation eliminates our foreign sales benefit. The impact on the effective rate is shown in the table above.
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
     We have a noncontributory supplemental executive retirement plan (SERP), which is a nonqualified defined benefit plan. The SERP will pay supplemental pension benefits to certain key employees upon retirement based upon the employees’ years of service and compensation. The SERP is being funded through a Rabbi Trust with M&I Trust Company. The trust assets had a value of $4.1 million at July 1, 2007 and $3.7 million at July 2, 2006. These assets are included in other current assets in the Consolidated Balance Sheets. The projected benefit obligation was $3.0 million at July 1, 2007 and $2.8 million at July 2, 2006. The SERP liabilities are included in the pension tables below. However, the trust assets are excluded from the table as they do not qualify as plan assets.
     We also sponsor a postretirement health care plan for all U.S. associates hired prior to June 2, 2001. The expected cost of retiree health care benefits is recognized during the years that the associates who are covered under the plan render service. In June 2005, amendments were made to the postretirement plan including a change in the number of years of allowed benefit and a change in the medical plan providing the benefit coverage. The maximum number of years of benefit was reduced from 10 to 5 for unionized associates retiring after June 27, 2005 and for non-unionized associates retiring after October 1, 2005. Effective with these

NOTES TO FINANCIAL STATEMENTS

dates, eligibility for the benefit requires 30 years of service and the benefit ends at age 65. The postretirement health care plan is unfunded.
     We adopted SFAS No. 158 on July 1, 2007. SFAS No. 158 requires the recognition of the funded status of defined benefit pension and postretirement benefit plans in the statement of financial position. Funded status is defined as the difference between the projected benefit obligation and the fair value of plan assets. Upon adoption, we recorded an adjustment to accumulated other comprehensive income. This adjustment represents the recognition of the previously unrecorded pension and postretirement health care liabilities related to net unrecognized actuarial losses, unrecognized prior service cost and unrecognized prior service credits. These amounts will be subsequently recognized as a component of net periodic pension cost.
     The incremental effects of adopting the provisions of SFAS No. 158 on our statement of financial position at July 1, 2007 are presented in the following table (thousands of dollars). The adoption of SFAS No. 158 had no effect on our consolidated statement of income for the year ended July 1, 2007, or for any prior period presented, and it will not affect operating results in future periods. Under SFAS No. 158, the minimum pension liability has been eliminated. Had we not been required to adopt SFAS No. 158 at July 1, 2007, we would have recognized an additional minimum pension liability pursuant to the provisions of SFAS No. 87. The effect of recognizing the additional minimum pension liability is included in the table below in the column labeled “Prior to Adopting SFAS No. 158.”

	At July 1, 2007
	Prior to adopting	Effect of adopting
	SFAS No. 158	SFAS No. 158	As Reported
Prepaid pension costs	$16,140	$(11,755)	$4,385
Other long-term assets	$171	$(130)	$41
Deferred income taxes, net	$(2,420)	$7,266	$4,846
Accrued payroll and benefits	$(6,280)	$—	$(6,280)
Accrued pension obligations	$(2,855)	$—	$(2,855)
Accrued postretirement obligations	$(3,339)	$(7,237)	$(10,576)
Accumulated other comprehensive loss	$2,485	$11,856	$14,341
     Amounts included in other comprehensive income, net of tax, at July 1, 2007 which have not yet been recognized in net periodic benefit cost are as follows (thousands of dollars):

	Pension and SERP Benefits	Postretirement Benefits
Prior service cost (credit)	$386	$(2,610)
Net actuarial loss	7,021	7,097

	$7,407	$4,487

     Included in accumulated other comprehensive income at July 1, 2007 are prior service costs of $64,000 ($40,000 net of tax) and unrecognized net actuarial losses of $643,000 ($399,000 net of tax) expected to be recognized in pension and SERP net periodic benefit cost during 2008.
     Included in other accumulated comprehensive income at July 1, 2007 are prior service credits of $378,000 ($234,000 net of tax) and unrecognized net actuarial losses of $702,000 ($435,000 net of tax) expected to be recognized in postretirement net periodic benefit cost during 2008.
     The following tables summarize the pension, SERP and postretirement plans’ income and expense, funded status and actuarial assumptions for the years indicated (thousands of dollars). We use a June 30 measurement date for our pension and postretirement plans.

NOTES TO FINANCIAL STATEMENTS

	Pension and SERP Benefits		Postretirement Benefits
	July 1,	July 2,	July 1,	July 2,
	2007	2006	2007	2006
WEIGHTED-AVERAGE ASSUMPTIONS
Benefit Obligations:
Discount rate	6.41%	6.62%	6.41%	6.62%
Rate of compensation increases	3.5%	3.5%	n/a	n/a
Net Periodic Benefit Cost:
Discount rate	6.62%	5.43%	6.62%	5.43%
Expected return on plan assets	8.5%	8.5%	n/a	n/a
Rate of compensation increases	3.5%	3.5%	n/a	n/a

	2007	2006	2007	2006
CHANGE IN PROJECTED BENEFIT OBLIGATION:
Benefit obligation at beginning of year	$66,953	$73,242	$10,851	$9,331
Service cost	1,974	2,540	219	232
Interest Cost	4,348	3,924	688	591
Plan amendments	32	255	—	—
Actuarial (gain) loss	3,773	(10,502)	1,221	2,079
Benefits paid	(2,586)	(2,506)	(1,231)	(1,382)

Benefit obligation at end of year	$74,494	$66,953	$11,748	$10,851

CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of year	$61,989	$53,225	$—	$—
Actual return on plan assets	9,478	5,270	—	—
Employer contribution	7,000	6,000	1,231	1,382
Benefits paid	(2,586)	(2,506)	(1,231)	(1,382)

Fair value of plan assets at end of year	75,881	61,989	—	—

Funded status	1,387	(4,964)	(11,748)	(10,851)
Unrecognized net loss	—	12,119	—	10,867
Unrecognized prior service cost	—	688	—	(4,588)
Additional minimum liability:
Intangible asset	—	(142)	—	—
Accumulated other comprehensive loss (pre-tax)	—	(99)	—	—

Prepaid (accrued) benefit obligations	$1,387	$7,602	$(11,748)	$(4,572)

AMOUNTS RECOGNIZED IN CONSOLIDATED BALANCE SHEETS:
Accrued payroll and benefits (current liabilities)	$(143)	$(148)	$(1,172)	$(936)
Accrued benefit obligations (long-term liabilities)	(2,855)	(2,608)	(10,576)	(3,636)
Prepaid pension obligations (long-term assets)	4,385	10,358	—	—

Net amount recognized	$1,387	$7,602	$(11,748)	$(4,572)

     The pension benefits have a separately determined accumulated benefit obligation, which is the actuarial present value of benefits based on service rendered and current and past compensation levels. This differs from the projected benefit obligation in that it includes no assumptions about future compensation levels. The following table summarizes the accumulated benefit obligations and projected benefit obligations for the pension and SERP (thousands of dollars):

	Pension		SERP
	July 1,	July 2,	July 1,	July 2,
	2007	2006	2007	2006
Accumulated benefit obligation	$65,385	$57,920	$2,998	$2,756
Projected benefit obligation	$71,496	$64,197	$2,998	$2,756
     For measurement purposes, a 10 percent annual rate increase in the per capita cost of covered health care benefits was assumed for 2008; the rate was assumed to decrease gradually to 5 percent by the year 2012 and remain at that level thereafter.

NOTES TO FINANCIAL STATEMENTS

	Pension and SERP Benefits			Postretirement Benefits
	2007	2006	2005	2007	2006	2005
COMPONENTS OF NET PERIODIC BENEFIT COST:
Service cost	$1,974	$2,540	$2,224	$219	$232	$299
Interest cost	4,348	3,924	3,552	688	491	601
Expected return on plan assets	(5,348)	(4,989)	(4,277)	—	—	—
Amortization of prior service cost	64	20	8	(378)	(378)	10
Amortization of unrecognized net loss	473	1,275	198	641	528	255
Amortization of net transition asset	—	—	(49)	—	—	—

Net periodic benefit cost	$1,511	$2,770	$1,656	$1,170	$873	$1,165

     The health care cost trend assumption has a significant effect on the postretirement benefit amounts reported. A 1% change in the health care cost trend rates would have the following effects (thousands of dollars):

	1% Increase	1% Decrease
Effect on total of service and interest cost components in fiscal 2007	$87	($76)
Effect on postretirement benefit obligation as of July 1, 2007	$832	($744)
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

	Target Allocation	July 1, 2007	July 2, 2006
Equity investments	65%	64%	67%
Fixed-Income Investments	35%	36%	33%

Total	100%	100%	100%

     The expected long-term rate of return on U.S. pension plan assets is 8.5%. The target asset allocation is 65% public equity and 35% fixed income. The 8.5% is approximated by applying returns of 10% on public equity and 6% on fixed income to the target allocation. The actual historical returns are also relevant. Annualized returns for periods ended July 1, 2007 were 7.98% for 10 years, 9.98% for 15 years and 9.72% for 20 years.
     We expect to contribute approximately $3 million to our qualified pension plan, $143,000 to our SERP and $1.2 million to our postretirement health care plan in 2008. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (thousands of dollars):

	Pension and SERP Benefits	Postretirement Benefits
2008	$3,000	$1,172
2009	3,348	1,259
2010	6,580	1,392
2011	3,936	1,371
2012	4,269	1,374
2013-2017	25,951	4,961

NOTES TO FINANCIAL STATEMENTS

     All U.S. associates may participate in a 401(k) Plan. We contribute a fixed percentage up to the first 6 percent of eligible compensation that a participant contributes to the plan. Our contributions totaled approximately $603,000 in 2007, $574,000 in 2006 and $556,000 in 2005.
SHAREHOLDERS’ EQUITY
     We have 12,000,000 shares of authorized common stock, par value $.01 per share, with 3,519,138 and 3,637,280 shares issued and outstanding at July 1, 2007 and July 2, 2006, respectively. Holders of our common stock are entitled to one vote for each share on all matters voted on by shareholders.
     Our Board of Directors authorized a stock repurchase program to buy back up to 3,639,395 outstanding shares. As of July 1, 2007, 3,384,700 shares have been repurchased under this program at a cost of approximately $127.1 million.
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

	2007			2006			2005
	Net		Per Share	Net		Per Share	Net		Per Share
	Income	Shares	Amount	Income	Shares	Amount	Income	Shares	Amount
Basic EPS	$8,183	3,552	$2.30	$12,477	3,716	$3.36	$15,038	3,790	$3.97

Stock-based compensation		3			4			26

Diluted EPS	$8,183	3,555	$2.30	$12,477	3,720	$3.35	$15,038	3,816	$3.94

     As of July 1, 2007, options to purchase 230,320 shares of common stock at a weighted-average exercise price of $59.14 were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive. As of July 2, 2006, options to purchase 273,130 shares of common stock at a weighted-average exercise price of $57.70 were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive. As of July 3, 2005, options to purchase 221,830 shares of common stock at a weighted-average exercise price of $58.49 were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive.
STOCK OPTION AND PURCHASE PLANS
     A summary of stock option activity under the plan is as follows:

		Weighted	Weighted Average	Aggregate
		Average	Remaining	Intrinsic Value
	Shares	Exercise Price	Contractual Term (in years)	(in thousands)
Balance at June 27, 2004	387,535	$49.39
Granted	140,000	$69.83
Exercised	(101,345)	$34.74
Expired	(1,000)	$53.07
Terminated	(143,330)	$69.04

Balance at July 3, 2005	281,860	$54.80

Granted	40,000	$61.22
Exercised	(24,220)	$43.30
Expired	(5,000)	$54.99
Terminated	(9,110)	$59.59

Balance at July 2, 2006	283,530	$56.53

Granted	—	$—
Exercised	(7,300)	$21.74
Expired	(35,810)	$49.24
Terminated	(5,000)	$56.72

Balance at July 1, 2007	235,420	$58.71	3.5	$39

Exercisable as of:
July 1, 2007	181,080	$58.05	3.2	$39
July 2, 2006	157,350	$52.78	4.0	$361
July 3, 2005	95,530	$45.75	4.0	$785
Available for grant as of July 1, 2007	342,823

NOTES TO FINANCIAL STATEMENTS

     A summary of restricted stock activity under the plan is as follows:

		Weighted
		Average
		Grant Date
	Shares	Fair Value
Nonvested Balance at July 3, 2005	—	—
Granted	9,900	$51.24
Vested	—	—
Forfeited	(300)	$51.24

Nonvested Balance at July 2, 2006	9,600	$51.24

Granted	10,000	$40.00
Vested	—	—
Forfeited	(200)	$40.00

Nonvested Balance at July 1, 2007	19,400	$45.56

     Options granted at a price greater than the market value on the date of grant included above total 40,000 at an exercise price of $61.22 in 2006 and 80,000 at an exercise price of $76.70 in 2005. Effective June 17, 2005, 58,040 of the options issued at an exercise price of $76.70 in 2005 were voluntarily terminated by the associates who received the awards. No form of compensation was provided to the associates as a result of the terminations.
     We have an Employee Stock Purchase Plan to provide substantially all U.S. full-time associates an opportunity to purchase shares of STRATTEC common stock through payroll deductions. A participant may contribute a maximum of $5,200 per calendar year to the plan. On the last day of each month, participant account balances are used to purchase shares of stock at the average of the highest and lowest reported sales prices of a share of STRATTEC common stock on the NASDAQ Global Market. A total of 100,000 shares may be issued under the plan. Shares issued from treasury stock under the plan totaled 771 at an average price of $43.15 during 2007, 822 at an average price of $44.70 during 2006 and 783 at an average price of $59.19 during 2005. A total of 83,919 shares are available for purchase under the plan as of July 1, 2007.
EXPORT SALES
     Export sales are summarized below (thousands of dollars):

	2007	2006	2005
Export Sales	$30,643	$34,244	$36,802
Percent of Net Sales	18%	19%	19%
     These sales were primarily to automotive manufacturing assembly plants in Canada and Mexico.
SALES AND RECEIVABLE CONCENTRATION
     Sales to our largest customers were as follows (thousands of dollars and percent of total net sales):

	2007		2006		2005
	Sales	%	Sales	%	Sales	%
General Motors Corporation	$35,687	21%	$32,887	18%	$43,227	23%
Ford Motor Company	21,013	13%	27,295	15%	32,021	17%
DaimlerChrysler Corporation	58,099	35%	58,603	32%	51,523	27%
Delphi Corporation	18,398	11%	26,721	15%	29,621	15%

	$133,197	80%	$145,506	80%	$156,392	82%

     Receivables from our largest customers were as follows (thousands of dollars and percent of gross receivables):

	July 1, 2007		July 2, 2006
	Receivables	%	Receivables	%
General Motors Corporation	$8,174	30%	$6,385	22%
Ford Motor Company	3,022	11%	3,122	11%
DaimlerChrysler Corporation	9,965	37%	10,413	37%
Delphi Corporation	1,116	4%	834	3%

	$22,277	82%	$20,754	73%

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
     Management assessed the Corporation’s system of internal control over financial reporting as of July 1, 2007, in relation to criteria for effective internal control over financial reporting as described in “Internal Control – Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, management concludes that, as of July 1, 2007, its system of internal control over financial reporting is effective and meets the criteria of the “Internal Control –Integrated Framework”. Grant Thornton LLP, independent registered public accounting firm, has issued an attestation report on management’s assessment of the Corporation’s internal control over financial reporting, which is included herein.

Harold M. Stratton II	Patrick J. Hansen
Chairman, President and	Senior Vice President and
Chief Executive Officer	Chief Financial Officer

REPORTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders of STRATTEC SECURITY CORPORATION:
     We have audited management’s assessment, included in the accompanying Report of Management’s Assessment of Internal Control Over Financial Reporting, that STRATTEC SECURITY CORPORATION (a Wisconsin Corporation) and subsidiaries, collectively the “Company,” maintained effective internal control over financial reporting as of July 1, 2007, based on criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
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
     In our opinion, management’s assessment that STRATTEC SECURITY CORPORATION and subsidiaries maintained effective internal control over financial reporting as of July 1, 2007, is fairly stated, in all material respects, based on criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of July 1, 2007, based on criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of STRATTEC SECURITY CORPORATION and subsidiaries as of July 1, 2007 and July 2, 2006, and the related consolidated statements of income, shareholders’ equity, and cash flows for the three years ended July 1, 2007 and our report dated August 21, 2007 expressed an unqualified opinion on those financial statements.

Grant Thornton LLP
Milwaukee, Wisconsin
August 21, 2007

REPORTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders of STRATTEC SECURITY CORPORATION:
     We have audited the accompanying consolidated balance sheets of STRATTEC SECURITY CORPORATION (a Wisconsin Corporation) and subsidiaries, collectively the “Company,” as of July 1, 2007 and July 2, 2006, and the related consolidated statements of income, shareholders’ equity and cash flows for the three years in the period ended July 1, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of STRATTEC SECURITY CORPORATION and subsidiaries as of July 1, 2007 and July 2, 2006, and the results of its operations and its cash flows for the three years in the period ended July 1, 2007 in conformity with accounting principles generally accepted in the United States of America.
     As discussed in Notes to Financial Statements under Recent Accounting Pronouncements and Retirement Plans and Postretirement Costs, the Company adopted Statement 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, as of July 1, 2007. As discussed in Notes to Financial Statements under Accounting for Stock-Based Compensation, the Company adopted Statement 123(R), Share-Based Payments, as of July 4, 2005.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of STRATTEC SECURITY CORPORATION’s internal control over financial reporting as of July 1, 2007, based on criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated August 21, 2007 expressed an unqualified opinion on the effectiveness of internal control over financial reporting.

Grant Thornton LLP
Milwaukee, Wisconsin
August 21, 2007

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

	Fiscal Years
	2007	2006	2005	2004	2003
INCOME STATEMENT DATA
Net Sales	$167,707	$181,197	$190,314	$195,646	$196,827
Gross profit	26,494	37,046	42,776	47,513	45,359
Engineering, selling, and administrative expenses	20,189	22,067	20,688	20,624	19,613
Provision for doubtful accounts, net	—	1,622	80	26	—

Income from operations	6,305	13,357	22,008	26,863	25,746
Interest income	3,611	2,563	1,169	426	369
Interest expense	—	—	—	—	—
Other income (expense), net	715	960	320	362	(156)
Minority interest	75	—	—	—	—

Income before taxes	10,706	16,880	23,497	27,651	25,959
Provision for income taxes	2,523	4,403	8,459	10,369	9,605

Net income	$8,183	$12,477	$15,038	$17,282	$16,354

Earnings per share:
Basic	$2.30	$3.36	$3.97	$4.56	$4.32
Diluted	2.30	3.35	3.94	4.49	4.24

BALANCE SHEET DATA
Net working capital	$81,083	$80,264	$74,619	$68,682	$51,277
Total assets	148,446	154,292	138,090	137,190	118,094
Long-term liabilities	14,005	10,510	16,271	12,054	19,190
Shareholders’ Equity	102,960	110,275	91,751	89,852	69,095
QUARTERLY FINANCIAL DATA (UNAUDITED)
     The following data are in thousands of dollars except per share amounts.

					Earnings Per Share		Market Price Per Share
	Quarter	Net Sales	Gross Profit	Net Income	Basic	Diluted	High	Low
2007	First	$38,050	$5,282	$741	$0.21	$0.21	$48.51	$37.50
	Second	37,913	5,040	1,094	0.31	0.31	47.11	33.85
	Third	45,647	8,354	2,914	0.82	0.82	51.40	41.31
	Fourth	46,097	7,818	3,434	0.97	0.97	49.89	40.49

	TOTAL	$167,707	$26,494	$8,183	$2.30	$2.30

2006	First	$44,793	$9,774	$1,740	$0.46	$0.46	$65.75	$49.67
	Second	43,278	8,542	2,656	0.71	0.71	52.38	39.71
	Third	46,575	9,122	4,116	1.11	1.10	45.04	36.59
	Fourth	46,551	9,608	3,965	1.08	1.08	49.84	33.00

	TOTAL	$181,197	$37,046	$12,477	$3.36	$3.35

     We have not paid cash dividends on STRATTEC common stock through July 1, 2007. On August 21, 2007, our Board of Directors declared a quarterly cash dividend of $0.15 per common share and a special one-time cash dividend of $1.00 per common share. Both the quarterly and special dividend are payable on October 1, 2007, to shareholders of record as of September 14, 2007.
     Registered shareholders of record at July 1, 2007, were 2,429.

PERFORMANCE GRAPH

     The chart below shows a comparison of the cumulative return since June 28, 2002 had $100 been invested at the close of business on June 28, 2002 in STRATTEC Common Stock, the NASDAQ Composite Index (all issuers), and the Dow Jones U.S. Auto Parts Index.
COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN*
Among Strattec Security Corporation, The NASDAQ Composite Index
And The Dow Jones U.S. Auto Parts Index

	6/28/02	6/27/03	6/25/04	7/1/05	6/30/06	6/29/07

STRATTEC**	100	96	122	97	90	85
NASDAQ Composite Index	100	110	139	142	156	191
Dow Jones U.S. Auto Parts Index	100	88	115	102	101	138

*	$100 invested on 6/28/02 in stock or index-including reinvestment of dividends. Indexes calculated on a month-end basis.

**	The fiscal year end closing price of STRATTEC Common Stock on June 28, 2002 was $55.32, the closing price on June 27, 2003 was $52.87, the closing price on June 25, 2004 was $67.57, the closing price on July 1, 2005 was $53.82, the closing price on June 30, 2006, was $49.81 and the closing price on June 29, 2007 was $46.97.

DIRECTORS/OFFICERS/SHAREHOLDERS' INFORMATION

41

STRATTEC
2007 STRATTEC Annual Report

STRATTEC

BOARD OF DIRECTORS

Harold M. Stratton II, 59
Chairman, President and Chief Executive Officer

Robert Feitler, 76
Former President and Chief Operating Officer of Weyco Group, Inc.
Chairman of the Executive Committee and Director of Weyco Group, Inc.

Michael J. Koss, 53
President and Chief Executive Officer of Koss Corporation
Director of Koss Corporation

Frank J. Krejci, 57
President and Chief Executive Officer of Wisconsin Furniture, LLC

David R. Zimmer, 61
Managing Partner of Stonebridge Business Partners

VAST ALLIANCE

CORPORATE OFFICERS

Harold M. Stratton II, 59

Donald J. Harrod, 63
Vice President-Engineering and Product

Dennis A. Kazmierski, 55
Vice President-Marketing and Sales

Kathryn E. Scherbarth, 51
Vice President-Milwaukee Operations

Rolando J. Guillot, 39
Vice President-Mexican Operations

Milan R. Bundalo, 56
Vice President-Materials

SHAREHOLDERS' INFORMATION

Annual Meeting
The Annual Meeting of Shareholders will convene at 8:00 a.m. (CST) on October 9, 2007, at the Radisson Hotel, 7065 North Port Washington Road, Milwaukee, WI 53217

Common Stock
STRATTEC SECURITY CORPORATION common stock is traded on the NASDAQ Global Market under the symbol: STRT.

Form 10-K
You may receive a copy of the STRATTEC SECURITY CORPORATION Form 10-K, filed with the Securities and Exchange Commission, by writing to the Secretary at STRATTEC SECURITY CORPORATION, 3333 W. Good Hope Road, Milwaukee, WI 53209.

DIRECTORS/OFFICERS/SHAREHOLDERS’ INFORMATION C O R P O R AT E O F F I C E R S Harold M. Stratton II, 59 Patrick J. Hansen, 48 Senior Vice President-Chief Financial Officer, Treasurer and Secretary Donald J. Harrod, 63 Vice President-Engineering and Product Development Dennis A. Kazmierski, 55 Vice President-Marketing and Sales Kathryn E. Scherbarth, 51 Vice President-Milwaukee Operations Rolando J. Guillot, 39 Vice President-Mexican Operations STRATTEC Board of Directors: Milan R. Bundalo, 56 (Left to Right) Frank J. Krejci, Michael J. Koss, Vice President-Materials Robert Feitler, Harold M. Stratton II, David R. Zimmer Brian J. Reetz, 49 Vice President-Product Development and Management S H A R E H O L D E R S ’ I N F O R M AT I O N Annual Meeting The Annual Meeting of Shareholders will B O A R D O F D I R E C T O R S convene at 8:00 a.m. (CST) on October 9, 2007, at the Harold M. Stratton II, 59 Radisson Hotel, Chairman, President and Chief Executive Officer 7065 North Port Washington Road, Milwaukee, WI 53217 Robert Feitler, 76 Common Stock Former President and Chief Operating Officer STRATTEC SECURITY CORPORATION of Weyco Group, Inc. common stock is traded on the NASDAQ Chairman of the Executive Committee and Global Market under the symbol: STRT. Director of Weyco Group, Inc. Form 10-K You may receive a copy of the Michael J. Koss, 53 STRATTEC SECURITY CORPORATION President and Chief Executive Officer of Form 10-K, filed with the Securities and Koss Corporation Exchange Commission, by writing to the Director of Koss Corporation Secretary at STRATTEC SECURITY CORPORATION, 3333 W. Good Hope Frank J. Krejci, 57 Road, Milwaukee, WI 53209. President and Chief Executive Officer of Corporate Governance Wisconsin Furniture, LLC To review the Company’s corporate governance, board committee charters David R. Zimmer, 61 and code of business ethics, please visit the “Corporate Governance” section of Managing Partner of our Web site at www.strattec.com. Stonebridge Business Partners Shareholder Inquiries Communications concerning the transfer of shares, lost certificates or changes of address should be directed to the Transfer Agent. Transfer Agent and Registrar Wells Fargo Bank, N.A. Shareholder Services P.O. Box 64854 St. Paul, MN 55164-0854 1.800.468.9716

The Trusted Leader in Automotive
Access Control Products

STRATTEC SECURITY CORPORATION
3333 WEST GOOD HOPE ROAD
MILWAUKEE, WI 53209
PHONE 414.247.3333 FAX 414.247.3329
www.strattec.com

T h e Tr u s t e d L e a d e r i n A u t o m o t i v e A c c e s s C o n t r o l P r o d u c t s S T R A T T E C S E C U R I T Y C O R P O R A T I O N 3 3 3 3 W E S T G O O D H O P E R O A D M I L W A U K E E , W I 5 3 2 0 9 P H O N E 4 1 4 . 2 4 7 . 3 3 3 3 F A X 4 1 4 . 2 4 7 . 3 3 2 9 w w w . s t r a t t e c . c o m