Form 10-K, Exhibit 13
period 2008-06-29
STRATTEC SECURITY CORP
filed 2008-08-29
CIK 933034

Opening New Doors
2008 ANNUAL REPORT

Opening New Doors
A new era has begun for STRATTEC and our worldwide partners. Furthering our efforts to succeed in today’s challenging global marketplace, we are pleased to announce an acquisition that will add power access devices to open and close sliding doors, liftgates and trunk lids to our core product lineup. This represents a meaningful expansion of our product line, customer base and electromechanical engineering capability. Literally and figuratively, we are opening new doors to expanded opportunities and crossing the threshold into a new era.

2008 ANNUAL REPORT
     STRATTEC SECURITY CORPORATION designs, develops, manufactures and markets mechanical locks and keys, electronically enhanced locks and keys, steering column and instrument panel ignition lock housings, latches, door handles and related access control products for North American automotive customers, and for global automotive manufacturers through the VAST Alliance in which we participate with WITTE Automotive of Velbert, Germany and ADAC Automotive of Grand Rapids, Michigan. Our products are shipped to customer locations in the United States, Canada, Mexico, Europe, South America and China, and we provide full service and aftermarket support.
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

LETTER TO THE SHAREHOLDERS

AUGUST, 2008
Fellow Shareholders:
     Fiscal 2008 proved to be a very challenging year for our company. Our expectations for a good year were eroded each quarter with the persistently bad news emanating from our customer base in Detroit. While there were some positive developments for us, the year was dominated by the bad news from Detroit and its effects on our operating and financial performance.
     The major elements of the bad news were: 1) The general decline of the US economy and credit crunch which kept many consumers from making vehicle purchases; 2) the significant escalation in the price of oil and the resultant run-up of gas prices to $4-plus per gallon which caused a major shift in consumer preferences away from mid and full-size trucks and SUVs to smaller, more fuel-efficient vehicles; 3) a twelve week strike at a major supplier to General Motors starting in the latter portion of our third quarter and continuing through most of our fourth quarter which caused a reduction in production volumes across multiple vehicle lines at GM; and 4) severe cut-backs in production at all of our customers during our fourth quarter in response to the shifts in demand resulting from the first two elements. The combination of these four elements came together in a “perfect storm” in our fourth quarter, leading to our first quarterly loss since becoming STRATTEC in 1995.
     The automotive industry is going through major changes, some of which are permanent, and some transient. Until there is more stability in the economy and the automotive sector in particular, we will be balancing near-term financial results with long-term strategic initiatives. Common wisdom would tell us that, given the instability, we should be making significant cost reductions in all areas of our business. However, we believe that given the current industry adversity, there are opportunities for a capable supplier with a strong financial base to gain future business. Consequently, we have elected not to reduce costs that we see as critical to strategically positioning ourselves for the future. Over the past few years we have been expanding our engineering capabilities outside our traditional lock and key capability. These additional engineering resources have primarily been focused on latch products and electrical/electronic capabilities to support all of our products. In addition, we have added program management personnel to help us bring new product programs online smoothly and efficiently. While minor adjustments to these resources will always be a possibility, it is our intent to maintain the momentum we have gained in developing new products and new customers.
     The resources we have added over the last couple of years and other strategic initiatives we are pursuing have worked well for us, and this brings me to the positive developments that occurred during the year. For the second year in a row, we took over additional lock and key business from a competitor at General Motors. This was particularly important to us because most of this additional business is for passenger cars, thus helping us reduce our dependence on truck and SUV production. Unfortunately, due to market conditions the benefit of this additional business came late in our fiscal year, and had only a minor impact on 2008. We also secured the take-over of some ignition lock housing business from a competing supplier servicing Chrysler LLC. This business was not expected to have much of an impact on fiscal 2008, and although it too is late, it will be in production for most of fiscal 2009.
     For 2010 and beyond, we were awarded a seat-back latch program for General Motors as a Tier 2 supplier, and we are actively negotiating several additional latch opportunities as a Tier 1 supplier. During the latter part of the year, substantive negotiations began with a

LETTER TO THE SHAREHOLDERS

Japanese OEM for lock set and ignition lock housing business. These negotiations are continuing as I write this letter and if successful, will represent our first business with a major Japanese OEM.
     During the last half of the year, we were awarded business that will have us supply an electronic bladeless key as a Tier 2 supplier to a major electronics firm for a future Chrysler product. We designed the key (which resembles a remote entry fob) and the interface with the portion of the system that will be in the vehicle. This is significant for several reasons, not the least of which is that it regains some vehicle content that we lost on Chrysler vehicles using this type of bladeless system. It also reinforces our belief that we have a role in providing the electrical/mechanical interface required in electronic access control devices.
     We made a commitment to expand our capacity in Mexico with the purchase of land in Juarez, a few miles from our existing owned facility. Before the end of the fiscal year, we broke ground for a new building on this land that will house STRATTEC Componentes Automotrices which currently operates out of a leased facility we will be vacating. This new building will allow us to also provide increased space for ADAC-STRATTEC de Mexico, which we expect to grow in volume over the next few years.
     Finally, the big event of the year was our announcement on May 27th of our agreement to acquire, along with our Vehicle Access System Technologies LLC partners, the global Power Products business unit of Delphi Corporation. STRATTEC’s portion of this transaction is the North American engineering and assembly operations. To do this, we are creating a new subsidiary of which we will own 80% and WITTE Automotive will own 20%. In addition to their minority interest in the North American portion of the Power Products business, WITTE will take over the European engineering and assembly operations. VAST LLC will take over the Asian operations, which include a sales and engineering liaison office in Korea primarily to support Hyundai/Kia, and an assembly line in China. We anticipate that the transaction with Delphi will be completed on or before December 31, 2008.
     Power Products consists of power actuation devices to open and close sliding doors for vans and minivans, liftgates for SUVs and cross-over utility vehicles, and trunk lids for passenger cars. Included in this product portfolio are electronic control units to operate the power devices. This business provides us with new products, new customers and new growth potential, as well as some electronics experience; all things which fit quite well with our strategic intent to grow our access control product line. Please read the “Management’s Discussion and Analysis” and “Notes to Financial Statements” sections of this report for additional information concerning this acquisition. The majority of the Power Products business is in North America, and we anticipate the new subsidiary will contribute up to $45 million in revenue for fiscal 2009. We are very excited about this new business and the many things it brings to STRATTEC and our VAST partners.
     Despite the ugliness of the current automotive business in North America, we have been working hard to keep moving the company in a positive direction. We believe we are positioning ourselves for a strong future, and that the progress to date has been positive. It is hard to predict just how or when the current situation will resolve, but we are confident that it will. And when it does, the companies which have taken this opportunity to position themselves properly will enjoy the benefits. I believe we are one of those companies.
Sincerely,
Harold M. Stratton II
Chairman, President and Chief Executive Officer

FINANCIAL HIGHLIGHTS
(IN MILLIONS)

	2008	2007	2006

Net Sales	$159.6	$167.7	$181.2
Gross Profit	25.6	26.5	37.0
Income from Operations	1.6	6.3	13.4
Net Income	3.3	8.2	12.5
Total Assets	141.7	148.4	154.3
Total Debt	—	—	—
Shareholders’ Equity	95.4	103.0	110.3
ECONOMIC VALUE ADDED (EVA ®)
     All U.S. associates and many of our Mexico-based salaried associates participate in incentive plans that are based upon our ability to add economic value to the enterprise. During 2008, our EVA® Plan was modified to include cash and cash equivalents as part of the Company’s net capital employed in the business. The EVA® performance for 2008 was a negative $6.3 million. We believe that EVA® represents STRATTEC’s ultimate measure of performance and shareholder value.

Net Operating Profit After Cash-Basis Taxes		$4.1
Average Net Capital Employed	$104.1
Capital Cost	10%
		10.4

Economic Value Added		$(6.3)

     EVA® is not a traditional financial measurement under U.S. GAAP and may not be similar to EVA® calculations used by other companies. However, STRATTEC believes the reporting of EVA® provides investors with greater visibility of economic profit. The following is a reconciliation of the relevant GAAP financial measures to the non-GAAP measures used in the calculation of STRATTEC’s EVA®.
Net Operating Profit After Cash-Basis Taxes:

2008 Net Income as Reported	$3.3
Deferred Tax Provision	.9
Other	(.1)

Net Operating Profit After Cash-Basis Taxes	$4.1

Average Monthly Net Capital Employed:

Total Shareholders’ Equity as Reported at June 29, 2008	$95.4
Long-Term Liabilities	12.4
Prepaid Pension Obligations	(.7)
Long-Term Deferred Tax Asset	(6.9)
Other	(.3)

Net Capital Employed at June 29, 2008	$99.9
Impact of 12 Month Average	4.2

Average Monthly Net Capital Employed	$104.1

EVA® is a registered trademark of Stern, Stewart & Co.

COMPANY DESCRIPTION

BASIC BUSINESS
     STRATTEC SECURITY CORPORATION designs, develops, manufactures and markets mechanical locks and keys, electronically enhanced locks and keys, steering column and instrument panel ignition lock housings, latches, door handles and related access control products for North American automotive customers, and for global automotive manufacturers through the VAST Alliance in which we participate with WITTE Automotive of Velbert, Germany and ADAC Automotive of Grand Rapids, Michigan. Our products are shipped to customer locations in the United States, Canada, Mexico, Europe, South America and China, and we provide full service and aftermarket support.
HISTORY
     STRATTEC formerly was a division of Briggs & Stratton Corporation. In 1995, STRATTEC was spun off from Briggs & Stratton through a tax-free distribution to the then-existing Briggs & Stratton shareholders and has since been an independent public company for thirteen years.
     Our history in the automotive security business spans 100 years. STRATTEC has been the world’s largest producer of automotive locks and keys since the late 1920s, and we currently maintain a dominant share of the North American markets for these products.
PRODUCTS
     Our traditional products are locks and keys for cars and light trucks. A typical new car uses a set of two to three locks. A typical 3-way lockset contains a steering column/ignition lock, a driver’s door lock and a rear compartment (trunk, hatch or liftgate) lock. Pickup trucks also use two to three locks, while sport utility vehicles and vans use three to five locks. Some vehicles have additional locks for consoles, storage compartments or folding rear seats. Pickup truck tailgate locks and spare tire locks are offered as options. Usually, two keys are provided with each vehicle lockset. Most of the vehicles we currently supply are using keys with sophisticated radio frequency identification technology for theft prevention. However, keys with remote entry devices integrated into a single unit have been added to our product line.
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
          We are also developing business for additional access control products, including trunk latches, liftgate latches, tailgate latches, hood latches, side door latches and related hardware for this product category. With a planned acquisition in 2009, we will be supplying power access devices for sliding side doors, liftgates and trunk lids. Through a joint venture formed with ADAC Automotive during fiscal 2007, we are also pursuing door handles and related vehicle access hardware.
MARKETS
     We are a direct supplier to OEM auto and light truck manufacturers as well as other transportation-related manufacturers. For the 2008 model year, our lock and key products enjoyed a 43% market share in the North American automotive industry, supplying over 75% of General Motors’ production, 50% of Ford’s production and 100% of Chrysler’s production. Our growing ignition lock housing business captured an estimated 22% share

COMPANY DESCRIPTION

in 2008. Our housings and OEM components are also sold to other “Tier 1” automotive suppliers and industrial manufacturers.
     Direct sales to various OEMs represented approximately 71% of our total sales for fiscal 2008. The remainder of our revenue is received primarily through sales to the OEM service channels, the aftermarket and Tier 1 customers.
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
     The majority of our OEM products are sold in North America. While a modest amount of exporting is done to automotive assembly plants in Europe and South America, we are in the process of expanding our presence in these markets and elsewhere through our Vehicle Access Systems Technology (VAST) Alliance with WITTE-Automotive GmbH and ADAC Automotive, which is described in more detail on page 8.
     OEM service and replacement parts are sold to the OEM’s own service operations. In addition, we distribute our components and security products to the automotive aftermarket through approximately 50 authorized wholesale distributors, as well as other marketers and users of component parts, including export customers. Increasingly, our products find their way into the retail channel, specifically the hardware store channel. Our ability to provide a full line of keys to that channel has been accomplished through the introduction of the STRATTEC “XL” key line. This extension to our line includes keys that we currently do not supply on an OE basis, including keys for Toyota, Honda and other popular domestic and import vehicles. This extended line of keys enable automotive repair specialists to satisfy consumer needs for repair or replacement parts. Our aftermarket activities are serviced through a warehousing operation integral to our Milwaukee headquarters and manufacturing facility.
CUSTOMER FOCUS
     To bring the proper focus to the relationships with our major customers, we have seven customer-focused teams, each with a Director of Sales, a Product Business Manager, one or two Engineering Program Managers and Customer Application Engineers. In addition to customer teams for General Motors, Ford and Chrysler, we currently have teams for New Domestic Vehicle Manufacturers, Driver Control/Ignition Lock Housing customers, Tiered Products, and for Service and Aftermarket customers. In 2009, we will add a team for Power Access Products.
     Each Sales Director is responsible for the overall relationship between STRATTEC and a specific customer group. Engineering Program Managers report to their respective teams and are responsible for coordinating engineering resources and managing new product programs for their customers.
     To serve our customers’ product needs, STRATTEC’s engineering resources are organized

COMPANY DESCRIPTION

by product type. We currently have four product groups: Locks and Keys, Latches, Driver Control/Ignition Lock Housings and Electrical. Assuming completion of the Delphi Power Products acquisition described in this Annual Report, in 2009 we will be adding Power Access Devices, including electronic control module capability. Each group has an Engineering Manager and a complement of skilled engineers who design and develop products for specific applications. In doing this, each engineering group works closely with the Product Business Managers, team Engineering Program Managers, sales personnel and application engineers.
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
OPERATIONS
     A significant number of the components that go into our products are manufactured at our main facility and headquarters in Milwaukee, Wisconsin. This facility produces zinc die cast components, stampings and key blanks. Key finishing takes place at STRATTEC Componentes Automotrices in Juarez, Mexico along with assembly activities for ADAC-STRATTEC de Mexico. The majority of our assembly operations take place at STRATTEC de Mexico, also located in Juarez. Warehousing and distribution of aftermarket product is accomplished at the Milwaukee facility.
ADVANCED DEVELOPMENT
     Research and development activities are centered around a dedicated research engineering staff we call our Advanced Development Group. This group has the responsibility for developing future products and processes that will keep us in the forefront of the markets we serve. Projects we are pursuing focus on electronic and mechanical access control products, modularization of related access/security control components and new manufacturing processes to reduce costs for ourselves and our customers. Once our Advanced Development Group establishes a proof-of-concept product utilizing new technology, further product development shifts to our engineering groups for commercialization and product applications.

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
     In February of 2006, we announced the expansion of the Alliance and related joint venture with the addition of ADAC Plastics, Inc. ADAC, of Grand Rapids, Michigan adds North American expertise in door handles, a part of WITTE’s core product line that STRATTEC did not support, and an expertise in color-matched painting of these components which we believe is unique in the world.
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
ADAC-STRATTEC de MEXICO
     During fiscal 2007, we formed a joint venture with ADAC Automotive called ADAC-STRATTEC LLC including a wholly owned Mexican subsidiary ADAC-STRATTEC de MEXICO (ASdM). The purpose of this joint venture is to produce certain ADAC and STRATTEC products utilizing ADAC’s plastic molding expertise and STRATTEC’s assembly capability. ASdM currently operates out of defined space in our STRATTEC Componentes Automotrices facility in Juarez, Mexico. Initial products from this joint venture include door handle components and

COMPANY DESCRIPTION

exterior trim components for customers producing in Mexico. Financial results for this JV are consolidated into STRATTEC’s financial statements. As a start-up operaton, ASdM had a minimal financial impact on STRATTEC’s fiscal 2007 and 2008 operating results. However, beginning in our fiscal 2009, we expect there will be growing activity in this joint venture.
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
GLOBAL PRESENCE
1. STRATTEC — Milwaukee, Wisconsin1
2. STRATTEC de Mexico — Juarez, Mexico1
3. STRATTEC Componentes Automotrices — Juarez, Mexico1
4. ADAC-STRATTEC de Mexico — Juarez, Mexico
5. ADAC Automotive — Grand Rapids and Muskegan, Michigan1
6. WITTE Automotive — Velbert, Germany1
7. WITTE Automotive — Nejdek, Czech Republic1
8. VAST do Brasil — Sao Paulo, Brazil 2
9. VAST Fuzhou — Fuzhou, China 2
10. VAST Great Shanghai Co. — Shanghai, China 2
11. VAST Japan — Tokyo, Japan (Branch Office) 2
12. VAST Korea — Anyang, Korea (Branch Office) 2

[1] Members of the VAST Alliance. [2] Units of VAST LLC joint venture.
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
     STRATTEC’s significant market presence is the result of a 100-year commitment to creating quality products and systems that are responsive to changing needs. As technologies advance and markets grow, STRATTEC retains that commitment to meeting and exceeding the expectations of our customers, and providing economic value to our shareholders.

VEHICLE LIST

10

2009 VEHICLES

CARS AND CAR BASED UTILITY VEHICLES

- Buick Allure (Canada only)
- Buick Enclave
- Buick LaCrosse
- Buick Lucerne
- Cadillac XLR
- Cadillac CTS
- Cadillac DTS
- Cadillac SRX
- Chevrolet Cobalt
- Chevrolet Equinox
- Chevrolet Corvette
- Chevrolet HHR
- Chevrolet Impala
- Chevrolet Malibu
- Chevrolet Traverse
- Chrysler 300/300C
- Chrysler PT Cruiser
- Chrysler Sebring
- Dodge Avenger
- Dodge Caliber
- Dodge Challenger
- Dodge Charger
- Dodge Journey
- Dodge Viper
- Ford Crown Victoria
- Ford Mustang
- Ford Taurus
- Ford Taurus X
- GMC Acadia
- Holden Commodore (Australia only)
- Honda Civic
- Hyundai Veracruz
- Jeep Compass
- Jeep Patriot
- Lincoln MKS
- Lincoln Town Car
- Mercury Grand Marquis
- Mercury Sable
- Opel GT (Europe only)
- Pontiac G5
- Pontiac G6
- Pontiac G8
- Pontiac Solstice
- Pontiac Torrent
- Saturn Aura
- Saturn Outlook
- Saturn Sky
- Suzuki XL7

LIGHT TRUCKS, VANS AND SPORT UTILITY VEHICLES

- Cadillac Escalade
- Cadillac Escalade ESV
- Cadillac Escalade EXT
- Chevrolet Avalanche
- Chevrolet Express Van
- Chevrolet Silverado Pickup
- Chevrolet Suburban
- Chevrolet Tahoe
- Chevrolet Trailblazer
- Chrysler Aspen
- Chrysler Town & Country
- Dodge Grand Caravan
- Dodge Dakota Pickup
- Dodge Durango
- Dodge Nitro
- Dodge Ram Pickup
- Ford Expedition
- Ford Expedition EL
- Ford Explorer
- Ford Explorer Sport Trac
- Ford F-Series Pickup
- Ford F-Series Supercrew
- Ford F-Series Super Duty
- Ford Ranger Pickup
- GMC Envoy
- GMC Savana
- GMC Sierra Pickup
- GMC Yukon
- GMC Yukon XL
- Hummer H2
- Hyundai Entourage
- Jeep Commander
- Jeep Grand Cherokee
- Jeep Liberty
- Jeep Wrangler/Wrangler Unlimited
- Kia Sedona
- Lincoln Navigator
- Lincoln Navigator L
- Mazda B-Series Pickup
- Mercury Mountaineer
- Nissan Titan
- Saab 9-7X
- Volkswagen Routan

2008 STRATTEC Annual Report

VEHICLE LIST 2009 VEHICLES We are proud to be associated with many of the quality vehicles produced in North America and elsewhere. The following model year 2009 cars and light trucks are equipped with STRATTEC products. CARS AND CARBASED UTILITY VEHICLES Buick AllureChrysler PT CruiserJeep Compass (Canada only) Chrysler SebringJeep Patriot Buick EnclaveDodge AvengerLincoln MKS Buick LaCrosseDodge CaliberLincoln Town Car Buick LucerneDodge ChallengerMercury Grand Marquis Cadillac XLRDodge ChargerMercury Sable Cadillac CTSDodge JourneyOpel GT (Europe only) Cadillac DTSDodge ViperPontiac G5 Cadillac SRXFord Crown VictoriaPontiac G6 Chevrolet CobaltFord MustangPontiac G8 Chevrolet EquinoxFord TaurusPontiac Solstice Chevrolet CorvetteFord Taurus XPontiac Torrent Chevrolet HHRGMC AcadiaSaturn Aura Chevrolet ImpalaHolden CommodoreSaturn Outlook Chevrolet Malibu (Australia only) Saturn Sky Chevrolet TraverseHonda CivicSuzuki XL7 Chrysler 300/300CHyundai Veracruz LIGHT TRUCKS, VANSAND SPORT UTILITYVEHICLES Cadillac EscaladeDodge Ram PickupHyundai Entourage Cadillac Escalade ESVFord ExpeditionJeep Commander Cadillac Escalade EXTFord Expedition ELJeep Grand Cherokee Chevrolet AvalancheFord ExplorerJeep Liberty Chevrolet Express VanFord Explorer Sport TracJeep Wrangler/Wrangler Chevrolet Silverado PickupFord F-Series PickupUnlimited Chevrolet SuburbanFord F-Series SupercrewKia Sedona Chevrolet TahoeFord F-Series Super DutyLincoln Navigator Chevrolet TrailblazerFord Ranger PickupLincoln Navigator L Chrysler AspenGMC EnvoyMazda B-Series Pickup Chrysler Town & CountryGMC SavanaMercury Mountaineer Dodge Grand CaravanGMC Sierra PickupNissan Titan Dodge Dakota PickupGMC YukonSaab 9-7X Dodge DurangoGMC Yukon XLVolkswagen Routan Dodge NitroHummer H2 2008 STRATTEC Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

     The following Discussion and Analysis should be read in conjunction with STRATTEC SECURITY CORPORATION’s Financial Statements and Notes thereto. Unless otherwise indicated, all references to years or quarters refer to fiscal years or fiscal quarters.
RESULTS OF OPERATIONS
2008 Compared to 2007
     Net sales were $159.6 million in 2008 compared to $167.7 million in 2007. The lower sales primarily resulted from a 12-week strike against a major supplier to General Motors Corporation and a dramatic shift in vehicle demand by consumers. The strike, which occurred over the last four weeks of our third quarter and eight weeks of our fourth quarter, affected General Motors’ production, resulting in the temporary closure of several vehicle plants we supply. These are normally high-volume production plants. Most of these plants have been producing large pickup trucks and SUVs. During our fourth quarter gasoline prices reached and then exceeded $4.00 per gallon, significantly accelerating a shift in consumer preferences away from large vehicles. The resulting glut of large vehicles at retail outlets has caused all of our major customers to re-align their production schedules and mix, emphasizing smaller vehicles. The volume of vehicles produced by our customers during this re-alignment has declined, resulting in lower sales and production. While the effect of the strike was a one-time event, we believe the re-alignment of production to reflect changing consumer preferences is a long-term issue. With this outlook for the industry, and overall weakness in the US economy, we expect to experience reduced sales levels and operating results for our traditional business over the next fiscal year.
     Sales to our largest customers overall decreased in 2008 as compared to 2007. Sales to General Motors increased to $45.0 million in the current year from $35.7 million in the prior year. The increase was due to higher product content on certain General Motors’ vehicles, the takeover of certain passenger car lockset production from another supplier and price adjustments received to partially recover raw material cost increases, which we experienced last year. These increases were partially offset by production reductions as a direct result of a strike called by the UAW against a major General Motors supplier and lower vehicle production volumes for trucks and SUVs. Sales to Ford Motor Company were $19.4 million during 2008 compared to $21.0 million during 2007 due to lower Ford vehicle production volumes. Sales to Chrysler LLC decreased to $40.2 million during the current year from $58.1 million during the prior year due to a combination of reduced component content in the products we supply and lower vehicle production volumes. Sales to Delphi Corporation were $14.9 million during 2008 compared to $18.4 million during 2007. This decrease was primarily due to reduced component content and lower production volumes, somewhat offset by price adjustments received to partially recover raw material cost increases experienced last year. The impact of the above mentioned strike reduced sales to General Motors and Delphi Corporation by approximately $3.5 million in our current year. Sales of ignition lock housings to other Tier 1 suppliers increased $4.3 million in the current year compared to the prior year. Sales related to our joint venture with ADAC Automotive totaled $5.2 million in the current year, which includes $3.3 million of sales to our largest customers discussed above. This joint venture was not in full operation during all of 2007.
     Gross profit as a percentage of net sales was 16.0 percent in the current year compared to 15.8 percent in the prior year. The gross profit margin was favorably impacted by lower purchased raw material costs for zinc, cost reductions resulting from the move of our service product assembly operation from our Milwaukee, Wisconsin facility to our Juarez, Mexico facilities and price increases received from some of our customers to recover the higher purchased raw material costs we experienced last year as discussed above in connection with our net sales. In addition, the prior year included a charge for severance and separation costs related to the service product assembly operation move which reduced the gross profit margin by $366,000. The move of the service product assembly operation took place in January 2007. The overall increase in the gross profit margin was mostly offset by reductions in our customers’ vehicle production volumes during the last six months of 2008 which lowered overhead absorption of our manufacturing costs. In addition, the current year included a lump sum bonus totaling $243,000 paid to our Milwaukee represented hourly workers resulting from a new four-year labor contract ratified on June 22, 2008 as well as the disposal of a customer specific fixed asset resulting in a fixed asset disposal loss of $382,000. The average zinc price paid per pound decreased to $1.53 in the current year from $1.77 in the prior year. During the current year, we used approximately 7.7 million pounds of zinc. This resulted in decreased zinc costs of approximately $1.8 million in the current year compared to the prior year.

MANAGEMENT’S DISCUSSION AND ANALYSIS

     Engineering, selling and administrative expenses were $24.0 million in 2008 compared to $20.2 million in 2007. The increased expense was attributed to hiring additional engineers to support new product development and new customer programs that are currently under launch.
     Income from operations decreased to $1.6 million in 2008 from $6.3 million in 2007. This decrease was primarily the result of reductions in our net sales and increases in our operating expenses as discussed above.
     Other income, net, decreased $485,000 to $230,000 in 2008. The reduction was primarily due to a loss of $174,000 related to our Rabbi Trust during 2008 compared to a gain of $450,000 in 2007. The Rabbi Trust funds our supplemental executive retirement plan. In addition, the gain generated from our joint ventures increased to $561,000 during 2008 from $394,000 during 2007.
     Our effective tax rate in both the current year and prior year was not our normal effective income tax rate of 37.0 percent. Our effective income tax rate for 2008 was 27.3 percent compared to 23.6 percent in 2007. The 2008 provision included a favorable tax adjustment primarily related to Mexican tax benefits allowed for our Mexican subsidiaries. The favorable adjustment totaled $573,000. In addition, reduced 2008 earnings resulted in a larger percentage of our consolidated taxable income being taxed in Mexico, which has a lower effective rate as compared to the US rate. The 2007 provision included a state refund claim recovery and a favorable tax adjustment primarily related to foreign tax adjustments. The claim recovery, net of the Federal income tax impact, was $329,000. The favorable tax adjustment totaled $1.1 million.
RESULTS OF OPERATIONS
2007 Compared to 2006
     Net sales were $167.7 million in 2007 compared to $181.2 million in 2006. Sales to our largest customers overall declined in 2007 as compared to 2006. Sales to Chrysler LLC were essentially flat between years at $58.1 million in 2007 compared to $58.6 million in 2006. Sales to General Motors Corporation were $35.7 million in 2007 compared to $32.9 million in 2006 due to a combination of higher product content on certain General Motors vehicles, takeover of certain passenger car lockset production from another supplier and price adjustments received to partially recover raw material cost increases. Sales to Ford Motor Company were $21.0 million in 2007 compared to $27.3 million in 2006 due to pre-programmed price reductions and lower Ford vehicle production volumes. Sales to Delphi Corporation were $18.4 million in 2007 compared to $26.7 million in 2006 due primarily to lower levels of production and lower component content. This was partially offset by price adjustments received to partially recover raw material cost increases. Sales to Mitsubishi Motor Manufacturing of America, Inc. were $1.9 million in 2007 compared to $5.4 million in 2006 due to the previously announced phase-out of this customer relationship. The impact of the reduction in sales to our largest customers was partially offset by increased sales to our industrial and aftermarket customers. The sales increase to our industrial and aftermarket customers was primarily due to increased volumes and price adjustments received from some of these customers to partially recover raw material cost increases.
     Gross profit as a percentage of net sales was 15.8 percent in 2007 compared to 20.4 percent in 2006. The lower profitability in 2007 was primarily the result of higher purchased raw material costs for zinc and brass, the primary raw materials used in our business. The 2006 gross margin also included a $580,000 customer reimbursement received and recorded in 2006 relating to production capacity constraint issues expensed during 2005. The 2007 gross profit impact of the increased zinc and brass costs was partially offset by price adjustments received from some of our customers to recover a portion of the material cost increases as discussed above in connection with our net sales. In addition, cost reduction activities, including the move of our service products assembly operation from our Milwaukee, Wisconsin facility to our Juarez, Mexico facilities, further reduced the impact of the 2007 increased raw material costs. The increased raw material costs and the related price adjustments from our customers reduced gross margins by approximately 3.3 percent in 2007 as compared to 2006. The average zinc price paid per pound increased to $1.77 in 2007 from $1.01 in 2006. During 2007, we used approximately 8.3 million pounds of zinc. This resulted in increased zinc costs of approximately $6.3 million in 2007 over 2006. The average brass price paid per pound increased to $3.74 in 2007 from $2.81 in 2006. During 2007, we used approximately 1.3 million pounds of brass. This resulted in increased brass costs of approximately $1.2 million in 2007 over 2006. Total price adjustments received from some of our customers to partially cover these cost increases, which are reflected in our net

MANAGEMENT’S DISCUSSION AND ANALYSIS

sales, totaled approximately $2.5 million in 2007.
     Engineering, selling and administrative expenses were $20.2 million in 2007, compared to $22.1 million in 2006. This reduction was primarily the result of reduced spending in new product development, reduced benefit costs primarily related to the actuarially calculated pension expense and reduced bonus expense, and reduced stock-based compensation expense resulting from previously issued stock options becoming fully vested. No additional stock options were issued during fiscal 2007.
     The provision for bad debts of $1.6 million in 2006 reflects a write-off of uncollectible pre-petition Chapter 11 accounts receivable due from Delphi Corporation. During 2006, approximately $3.4 million of pre-petition Chapter 11 accounts receivable due from Delphi Corporation were sold to a third party for $1.8 million.
     Income from operations decreased to $6.3 million in 2007 from $13.4 million in 2006. This decrease was primarily the result of reductions in our net sales and gross profit margins as discussed above.
     Other income, net, decreased to $715,000 in 2007 from $960,000 in 2006. The decrease was primarily due to a decrease in transaction gains related to foreign currency transactions entered into by our Mexican subsidiaries.
     Our effective income tax rate for 2007 was 23.6 percent compared to 26.1 percent in 2006. The 2007 provision included a state refund claim recovery and a favorable tax adjustment primarily related to foreign tax adjustments. The claim recovery, net of the Federal income tax impact, was $329,000. The favorable tax adjustment totaled $1.1 million. The 2006 income tax provision included a state refund claim recovery and a favorable state income tax adjustment. The 2006 claim recovery and tax adjustment, net of the Federal income tax impact, was approximately $1.2 million. The 2006 income tax provision also includes a favorable foreign tax adjustment related to the operation of our Mexican subsidiaries of $664,000.
LIQUIDITY AND CAPITAL RESOURCES
     Cash flow generated from operating activities was $3.8 million in 2008 compared to $9.8 million in 2007. The change in cash flow generated from operating activities was mostly impacted by overall financial results, an increase in LIFO inventory balances during the current year compared to a reduction during 2007 and pension contributions. Net income adjusted for non-cash items such as depreciation and stock-based compensation expense decreased $3.3 million between years. Inventory balances increased $3.1 million during 2008 compared to a decrease of $2.2 million during 2007. The current year increase was due to the industry slowdown and to the new operation of ADAC-STRATTEC LLC. The 2007 decrease in inventory balances was the result of a concentrated effort to manage inventories at lower levels. Pension contributions to our qualified plan totaled $5.0 million in 2008 compared to $7.0 million in 2007.
     Our accounts receivable balance decreased $3.4 million in 2008 and decreased $1.4 million in 2007. The 2008 decrease was primarily due to the sales decrease experienced in 2008. The 2007 decrease was primarily due to a reduction in outstanding customer tooling billings.
     Our prepaid pension obligations relate to our qualified pension plan. The balance decreased $3.6 million during 2008 and decreased $6.0 million during 2007. The reductions are the result of the net impact of pension contributions, the actuarially calculated pension expense for each year and the impact of the recognition of the funded status of the plan. The pre-tax funded status adjustment reduced our prepaid pension obligations by $7.8 million at June 29, 2008 and by $11.7 million at July 1, 2007.
     Capital expenditures were $10.9 million in 2008 compared to $5.7 million in 2007. Expenditures were primarily in support of requirements for new product programs, the upgrade and replacement of existing equipment and the construction of a new building in Juarez, Mexico to replace our existing leased facility.
     Our Board of Directors has authorized a stock repurchase program to buy back outstanding shares of our common stock. Shares authorized for repurchase under the program totaled 3,639,395 at June 29, 2008. On August 19, 2008 our Board of Directors authorized an additional 200,000 shares for repurchase under the program. Over the life of the repurchase program through June 29, 2008, a total of 3,461,333 shares have been repurchased at a cost of approximately $130.2 million. Subsequent to June 29, 2008, an additional 172,500 shares were repurchased at a cost of approximately $5.7 million. Additional repurchases may occur from time to time and are expected to continue to be funded by cash flow from operations and current cash balances.
     We have a $50.0 million unsecured line of credit (the “Line of Credit”), which expires

MANAGEMENT’S DISCUSSION AND ANALYSIS

October 31, 2008. There were no outstanding borrowings under the Line of Credit at June 29, 2008 or at July 1, 2007. Interest on borrowings under the Line of Credit are at varying rates based on the London Interbank Offering Rate or the bank’s prime rate. We believe the Line of Credit is adequate, along with cash flow from operations, to meet our anticipated capital expenditure, working capital and operating expenditure requirements.
     Over the past two years, we have been impacted by rising health care costs, which have increased our cost of employee medical coverage. We have also been impacted by increases in the market price of zinc, brass and magnesium and inflation in Mexico, which impacts the U.S. dollar costs of our Mexican operations. We do not hedge against our Mexican peso exposure.
CONTRACTUAL OBLIGATIONS
     Contractual obligations are as follows as of June 29, 2008 (thousands of dollars):

	Payments Due By Period
		Less Than			More Than
Contractual Obligation	Total	1 Year	1-3 Years	3-5 Years	5 Years

Operating Leases	$ 1,621	$ 478	$ 554	$383	$206
Capital Purchase Obligations	5,422	5,422	—	—	—
Other Purchase Obligations	11,900	10,090	1,810	—	—
Pension and Postretirement Obligations (a)	4,182	4,182	—	—	—

Total	$23,125	$20,172	$2,364	$383	$206

(a) As disclosed in our Notes to Financial Statements, estimated cash funding related to our pension and postretirement benefit plans totals $4.2 million in 2009. Because the timing of funding related to these plans beyond 2009 is uncertain, and is dependent on future movements in interest rates and investment returns, changes in laws and regulations, and other variables, pension and postretirement outflows beyond 2009 have not been included in the table above.
     Liabilities recognized for uncertain tax benefits of $1.2 million are not presented in the table above due to uncertainty as to amounts and timing regarding future payments.
JOINT VENTURES
     We participate in certain Alliance Agreements with WITTE Automotive (“WITTE”) and ADAC Automotive (“ADAC”). WITTE, of Velbert, Germany, is a privately held automotive supplier. WITTE designs, manufactures and markets components including locks and keys, hood latches, rear compartment latches, seat back latches, door handles and specialty fasteners. WITTE’s primary market for these products has been Europe. ADAC, of Grand Rapids, Michigan, is a privately held automotive supplier and manufactures engineered products, including door handles and other automotive trim parts, utilizing plastic injection molding, automated painting and various assembly processes.
     The Alliance provides a set of cross-licensing agreements for the manufacture, distribution and sale of WITTE products by STRATTEC and ADAC in North America, and the manufacture, distribution and sale of STRATTEC and ADAC products by WITTE in Europe. Additionally, a joint venture company, Vehicle Access Systems Technology LLC (“VAST LLC”), in which WITTE, STRATTEC and ADAC each hold a one-third interest, exists to seek opportunities to manufacture and sell the companies’ products in areas of the world outside of North America and Europe.
     VAST LLC participates in joint ventures in Brazil and China. VAST do Brasil, a joint venture between VAST LLC and Ifer do Brasil Ltda., was formed to service customers in South America. VAST Fuzhou and VAST Great Shanghai, joint ventures between VAST LLC, Fortitude Corporation and a unit of Elitech Technology Co. Ltd. of Taiwan, are the base of operations to service our automotive customers in the Asian market.
     The VAST investments are accounted for using the equity method of accounting. The activities related to the VAST joint ventures resulted in a gain of approximately $561,000 in 2008 and $394,000 in 2007. A capital contribution of $100,000 was made to the VAST LLC joint venture in 2007 primarily in support of general operating expenses. No capital contributions were made in 2008.
     In 2007, we entered into a joint venture with ADAC, in which STRATTEC holds a 50.1 percent interest and ADAC holds a 49.9 percent interest. The joint venture was created to establish injection molding and door handle assembly operations in Mexico. ADAC-STRATTEC LLC, a Delaware limited liability company, was formed on October 27, 2006. An additional Mexican entity, ADAC-STRATTEC de Mexico, which is wholly owned by ADAC-STRATTEC LLC, was formed on February 21, 2007. ADAC-STRATTEC de Mexico production activities began in July 2007. ADAC-STRATTEC LLC’s financial results are consolidated with the financial results of STRATTEC and resulted in increased net income to STRATTEC of $26,000 in 2008 and reduced

MANAGEMENT’S DISCUSSION AND ANALYSIS

net income of $75,000 in 2007.
     In combination with WITTE and VAST LLC, we have reached a definitive agreement to acquire certain assets, primarily equipment and inventory, and assume certain employee liabilities of Delphi Corporation’s Power Products business for $7.8 million, subject to closing agreements. SRATTEC will acquire the North American portion of Delphi’s Power Products business. WITTE will participate in the North American portion as a minority investor. WITTE will acquire the European portion and VAST LLC will acquire the Asian portion. The transaction is subject to both customary and other closing conditions relating to Delphi’s bankruptcy court proceedings. We expect to complete the transaction before the end of calendar year 2008.
     Delphi’s Power Products business designs, develops, tests, manufactures, markets and sells power systems to operate vehicle sliding doors, and rear compartment access points such as liftgates and trunk lids. In addition, the product line includes power cinching latches and power cinching strikers used in these systems. Current customers for these products supplied from North America include Chrysler LLC, Hyundai/Kia Motor Company, General Motors Corporation and Ford Motor Company.
RECENTLY ISSUED ACCOUNTING STANDARDS
     In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment to ARB No. 51.” SFAS No. 160 establishes accounting and reporting standards that require the ownership interest in subsidiaries held by parties other than the parent be clearly identified and presented in the consolidated balance sheets within equity, but separate from the parent’s equity, the amount of consolidated net income attributable to the parent and the noncontrolling interest be clearly identified and presented on the face of the consolidated statements of income, and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. This statement is effective for fiscal years beginning after December 15, 2008 and will be effective for us beginning in fiscal 2010. We do not expect the new standard to have a material impact on our financial position or results of operations.
     In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations.” SFAS No. 141(R) retains the underlying concepts of SFAS No. 141 in that all business combinations are required to be accounted for at fair value under the acquisition method of accounting, but SFAS No. 141(R) changed the method of applying the acquisition method in a number of aspects. SFAS No. 141(R) will require that (1) for all business combinations, the acquirer records all assets and liabilities of the acquired business, including goodwill, generally at their fair values; (2) certain contingent assets and liabilities acquired be recognized at their fair value on the acquisition date; (3) contingent consideration be recognized at its fair value on the acquisition date and, for certain arrangements, changes in fair value will be recognized in earnings when settled; (4) acquisition related transaction and restructuring costs be expensed rather than treated as part of the cost of the acquisition and included in the amount recorded for assets acquired; (5) in step acquisitions, previous equity interests in an acquiree held prior to obtaining control be remeasured to their acquisition date fair values, with any gain or loss recognized in earnings; and (6) when making adjustments to finalize initial accounting, companies revise any previously issued post-acquisition financial information in future financial statements to reflect any adjustments as if they had been recorded on the acquisition date. SFAS No. 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS No. 141(R) amends SFAS No. 109 such that the adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of this statement should also apply the provisions of SFAS No. 141(R). This standard will be applied to all future business combinations in accordance with the effective dates.
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
     We determine the discount rate used to measure plan liabilities using prevailing market rates of a large population of high-quality, non-callable, corporate bonds currently available that, if the obligation was settled at the measurement date, would provide the necessary future cash

MANAGEMENT’S DISCUSSION AND ANALYSIS

flows to pay the benefit obligation when due. Using this methodology, we determined a discount rate of 7.13 percent to be appropriate as of June 30, 2008, which is an increase of .72 percentage points from the rate used at June 30, 2007. The impact of this change decreased our year-end 2008 projected pension benefit obligations by approximately $6.5 million, the year-end 2008 accumulated pension benefit obligations by approximately $5.7 million and the year-end 2008 accumulated postretirement obligation by approximately $415,000. This change is also expected to decrease our 2009 pension expense by $700,000 and postretirement expense by $12,000.
     As of June 30, 2008, we increased the assumed probability of early retirement for eligible associates with at least 30 years of service. The impact of this change increased our year-end 2008 projected pension benefit obligations by approximately $2.2 million, the year-end 2008 accumulated pension benefit obligations by approximately $2.8 million and the year-end 2008 accumulated postretirement obligation by approximately $470,000. This change is also expected to increase our 2009 pension expense by $370,000 and postretirement expense by $120,000.
     As of June 30, 2005, we converted to the RP (Retirement Plans) 2000 Mortality Table for calculating the year-end 2005 pension and postretirement obligations and 2006 expense. The impact of this change increased our 2006 pension expense by $250,000 and postretirement expense by $17,000. As of June 30, 2007, we converted to the RP 2000 Mortality Table projected to 2014 for annuitants and 2022 for non-annuitants for calculating the year-end 2007 pension and postretirement obligations. The impact of this change increased our year-end 2007 projected pension benefit obligations by $2.4 million, the year-end 2007 accumulated pension benefit obligations by $2.1 million and the year-end 2007 accumulated postretirement obligation by $85,000. This change increased our 2008 pension expense by $462,000 and postretirement expense by $10,000.
     A significant element in determining the pension expense in accordance with SFAS No. 87 and SFAS No. 158 is the expected return on plan assets. Our assumption for the expected return on plan assets is based on historical results for similar allocations among asset classes and was 8.5 percent for 2008 and will be reduced to 8.25 percent for 2009. This will reduce the expected return on plan assets by approximately $200,000 in 2009. Refer to Notes to Financial Statements for additional information on how this rate was determined.
     The difference between the expected return and actual return on plan assets is deferred and, under certain circumstances, amortized over future years of service. Therefore, the deferral of past asset gains and losses ultimately affects future pension expense. This is also the case with changes to actuarial assumptions. As of June 30, 2008, we had $18.4 million of net unrecognized pension actuarial losses, which includes deferred asset losses of $7.9 million. As of June 30, 2008, we had unrecognized postretirement actuarial losses of $10.3 million. These amounts represent potential future pension and postretirement expenses that would be amortized over average future service periods. The average remaining service period is about 11 years for the pension plans and 13 years for the postretirement plan.
     During fiscal years 2008, 2007 and 2006, we contributed $5 million, $7 million and $6 million, respectively, to our qualified pension plan. Future pension contributions are expected to be $2 to $3 million annually depending on market conditions. We have evaluated the potential impact of the Pension Protection Act (the “Act”), which was passed into law on August 17, 2006, on future pension plan funding requirements based on current market conditions. The Act is not anticipated to have a material effect on our level of future funding requirements or on our liquidity and capital resources.
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

MANAGEMENT’S DISCUSSION AND ANALYSIS

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
RISK FACTORS
     We understand we are subject to the following risk factors based on our operations and the nature of the automotive industry in which we operate:
     Loss of Significant Customers, Vehicle Content, Vehicle Models and Market Share – Sales to General Motors Corporation, Ford Motor Company, Chrysler LLC and Delphi Corporation represent approximately 75 percent of our annual net sales. The contracts with these customers provide for supplying the customer’s requirements for a particular model. The contracts do not specify a specific quantity of parts. The contracts typically cover the life of a model, which averages approximately four to five years. Components for certain customer models may also be “market tested” annually. Therefore, the loss of any one of these customers, the loss of a contract for a specific vehicle model, reduction in vehicle content, early cancellation of a specific vehicle model, technological changes or a significant reduction in demand for certain key models could occur, and if so, could have a material adverse effect on our existing and future revenues and net income.
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
     Cyclicality and Seasonality in the Automotive Market – The automotive market is highly cyclical and is dependent on consumer spending and to a certain extent on customer sales incentives. Economic factors adversely affecting consumer demand for automobiles and automotive production, such as rising fuel costs, could adversely impact our net sales and net income. We typically experience decreased sales and operating income during the first fiscal quarter of each year due to the impact of scheduled customer plant shut-downs in July and new model changeovers.
     Foreign Operations – As discussed under “Joint Ventures”, we have joint venture investments in Mexico, Brazil and China. These operations are currently not material. However, as these operations expand, their success will depend, in part, on our and our partners’ ability to anticipate and effectively manage certain risks inherent in international operations including: enforcing agreements and collecting receivables through certain foreign legal systems, payment cycles of foreign customers, compliance with foreign tax laws, general economic and political conditions in these countries and compliance with foreign laws and regulations.
     Currency Exchange Rate Fluctuations – We incur a portion of our expenses in Mexican pesos. Exchange rate fluctuations between the U.S. dollar and the Mexican peso could have an adverse effect on our financial results.
     Sources of and Fluctuations in Market Prices of Raw Materials – Our primary raw materials are high-grade zinc, brass, magnesium, aluminum, steel and plastic resins. These materials are generally available from a number of suppliers, but we have chosen to concentrate our sourcing with one primary vendor for each commodity or purchased component. We believe our sources of raw materials are reliable and adequate for our needs. However, the development of future sourcing issues related to using existing or alternative raw materials and the global availability of these materials as well as significant fluctuations in the market prices of these materials may have

MANAGEMENT’S DISCUSSION AND ANALYSIS

an adverse affect on our financial results if the increased raw material costs cannot be recovered from our customers.
     Disruptions Due to Work Stoppages and Other Labor Matters – Our major customers and many of their suppliers have unionized work forces. Work stoppages or slow-downs experienced by our customers or their suppliers could result in slow-downs or closures of assembly plants where our products are included in assembled vehicles. For example, a strike by the United Auto Workers against a major General Motors Corporation supplier led to extended shut-downs of several General Motors Corporation’s North American assembly plants in March 2008. A material work stoppage experienced by one or more of our customers could have an adverse effect on our business and our financial results. In addition, all production associates at our Milwaukee facility are unionized. A sixteen-day strike by these associates in June 2001 resulted in increased costs as all salaried associates worked with additional outside resources to produce the components necessary to meet customer requirements. The current contract with the unionized associates is effective through June 30, 2012. We may encounter further labor disruption after the expiration date of this contract and may also encounter unionization efforts in our other plants or other types of labor conflicts, any of which could have an adverse effect on our business and our financial results.
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

CONSOLIDATED STATEMENTS OF INCOME
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Years Ended
	June 29, 2008	July 1, 2007	July 2, 2006

NET SALES	$ 159,642	$ 167,707	$ 181,197
Cost of goods sold	134,091	141,213	144,151

GROSS PROFIT	25,551	26,494	37,046
Engineering, selling, and administrative expenses	23,962	20,189	22,067
Provision for doubtful accounts, net	–	–	1,622

INCOME FROM OPERATIONS	1,589	6,305	13,357
Interest income	2,749	3,611	2,563
Interest expense	–	–	–
Other income, net	230	715	960
Minority interest	(76)	75	–

INCOME BEFORE PROVISION FOR INCOME TAXES	4,492	10,706	16,880
Provision for income taxes	1,225	2,523	4,403

NET INCOME	$ 3,267	$ 8,183	$ 12,477

EARNINGS PER SHARE:
BASIC	$ 0.94	$ 2.30	$ 3.36

DILUTED	$ 0.94	$ 2.30	$ 3.35

AVERAGE SHARES OUTSTANDING:
BASIC	3,487	3,552	3,716
DILUTED	3,494	3,555	3,720
The accompanying Notes to Financial Statements are an integral part of these Consolidated Statements of Income.

CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE AMOUNTS AND PER SHARE AMOUNTS)

	June 29, 2008	July 1, 2007

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$ 51,501	$ 65,491
Receivables, less allowance for doubtful accounts of $250 at June 29, 2008 and July 1, 2007	23,518	26,890
Inventories	10,269	7,166
Customer tooling in progress	3,914	1,824
Deferred income taxes	3,252	2,729
Income taxes recoverable	1,815	–
Other current assets	8,997	8,464

Total current assets	103,266	112,564

DEFERRED INCOME TAXES	3,684	2,117
INVESTMENT IN JOINT VENTURES	3,642	2,813
PREPAID PENSION OBLIGATIONS	758	4,385
OTHER LONG-TERM ASSETS	27	41
PROPERTY, PLANT AND EQUIPMENT, NET	30,336	26,526

	$141,713	$148,446

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$ 15,974	$ 16,575
Accrued liabilities:
Payroll and benefits	7,319	6,280
Environmental	2,648	2,655
Income taxes	–	664
Other	6,998	5,307

Total current liabilities	32,939	31,481

COMMITMENTS AND CONTINGENCIES – see note on page 28

BORROWINGS UNDER LINE OF CREDIT	–	–
ACCRUED PENSION OBLIGATIONS	2,606	2,855
ACCRUED POSTRETIREMENT OBLIGATIONS	9,783	10,576
MINORITY INTEREST	953	574
SHAREHOLDERS’ EQUITY:
Common stock, authorized 12,000,000 shares, $.01 par value, issued 6,887,757 shares at June 29, 2008 and at July 1, 2007	69	69
Capital in excess of par value	78,885	78,122
Retained earnings	163,889	165,928
Accumulated other comprehensive loss	(17,495)	(14,341)
Less: Treasury stock at cost (3,444,548 shares at June 29, 2008 and 3,368,619 shares at July 1, 2007)	(129,916)	(126,818)

Total shareholders’ equity	95,432	102,960

	$141,713	$148,446

The Accompanying Notes to Financial Statements are an integral part of these Consolidated Balance Sheets.

CONSOLIDATED STATEMENTS OF
SHAREHOLDERS’ EQUITY (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

				Accumulated
		Capital in		Other
	Common	Excess of	Retained	Comprehensive	Treasury	Comprehensive
	Stock	Par Value	Earnings	Loss	Stock	Income

BALANCE JULY 3, 2005	$69	$74,924	$145,268	$(12,047)	$(116,463)

Net Income	–	–	12,477	–	–	$12,477
Translation adjustments	–	–	–	(317)	–	(317)
Minimum pension liability, net of tax of $5,765	–	–	–	9,406	–	9,406

Comprehensive income						$21,566

Purchase of common stock	–	–	–	–	(5,306)
Stock-Based Compensation	–	1,118	–	–	–
Exercise of stock options and employee stock purchases, including tax benefit of $62	–	1,133	–	–	13

BALANCE JULY 2, 2006	$69	$77,175	$157,745	$ (2,958)	$(121,756)

Net Income	–	–	8,183	–	–	8,183
Translation adjustments	–	–	–	449	–	449
Minimum pension liability, net of tax of $14	–	–	–	24	–	24

Comprehensive income						$ 8,656

Purchase of common stock	–	–	–	–	(5,075)
Stock-Based Compensation	–	698	–	–	–
Exercise of stock options and employee stock purchases, including tax benefit of $69	–	249	–	–	13
Adjustments to initially adopt SFAS No. 158:
Prior service costs, net of tax of $1,363	–	–	–	2,224	–
Net losses, net of tax of $8,629	–	–	–	(14,080)	–

BALANCE JULY 1, 2007	$69	$78,122	$165,928	$(14,341)	$(126,818)

Net Income	–	–	3,267	–	–	$ 3,267
Translation adjustments	–	–	–	714	–	714
Pension and postretirement funded status adjustment, net of tax of $2,371	–	–	–	(3,868)	–	(3,868)

Comprehensive income						$ 113

Purchase of common stock	–	–	–	–	(3,109)
Cash dividends declared ($1.60 per share)	–	–	(5,652)	–	–
Stock-Based Compensation, including tax benefit on restricted stock dividends of $13	–	745	–	–	–
Adoption of FIN 48	–	–	346	–	–
Employee stock purchases	–	18	–	–	11

BALANCE JUNE 29, 2008	$69	$78,885	$163,889	$(17,495)	$(129,916)

The accompanying Notes to Financial Statements are an integral part of these Consolidated Statements of Shareholders’ Equity.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

	Years Ended

	June 29, 2008	July 1, 2007	July 2, 2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$ 3,267	$ 8,183	$12,477
Adjustments to reconcile net income to net cash provided by operating activities:
Minority Interest	26	(75)	–
Depreciation	6,830	6,988	7,155
Loss on disposition of property, plant and equipment	434	58	320
Deferred income taxes	920	(359)	350
Tax benefit from options exercised	–	23	61
Stock-based compensation expense	741	738	1,118
Provision for doubtful accounts	–	–	1,622
Change in operating assets and liabilities:
Receivables	3,465	1,434	(3,870)
Inventories	(3,103)	2,171	2,317
Other assets	(8,413)	(7,277)	(3,953)
Accounts payable and accrued liabilities	163	(1,937)	2,184
Other, net	(576)	(153)	(485)

Net cash provided by operating activities	3,754	9,794	19,296

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in joint ventures	–	(100)	(569)
Additions to property, plant and equipment	(10,930)	(5,748)	(5,766)
Proceeds received on sale of property, plant and equipment	–	21	22

Net cash used in investing activities	(10,930)	(5,827)	(6,313)

CASH FLOWS FROM FINANCING ACTIVITIES
Purchase of common stock	(3,109)	(5,075)	(5,306)
Exercise of stock options and employee stock purchases	29	238	1,085
Dividends paid	(5,133)	–	–
Loan from minority interest	1,050	–	–
Contribution from minority interest	349	649	–

Net cash used in financing activities	(6,814)	(4,188)	(4,221)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(13,990)	(221)	8,762

CASH AND CASH EQUIVALENTS
Beginning of year	65,491	65,712	56,950

End of year	$51,501	$65,491	$65,712

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Income taxes paid	$ 3,238	$ 3,231	$ 3,120
Interest paid	–	–	–
The accompanying Notes to Financial Statements are an integral part of these Consolidated Statements of Cash Flows.

NOTES TO FINANCIAL STATEMENTS

ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     STRATTEC SECURITY CORPORATION designs, develops, manufactures and markets mechanical locks and keys, electronically enhanced locks and keys, steering column and instrument panel ignition lock housings, latches, door handles and related access control products for North American automotive customers, and for global automotive manufacturers through the VAST Alliance in which we participate with WITTE Automotive of Velbert, Germany and ADAC Automotive of Grand Rapids, Michigan. STRATTEC’s history in the automotive business spans 100 years.
     The accompanying consolidated financial statements reflect the consolidated results of STRATTEC SECURITY CORPORATION, its wholly owned Mexican subsidiaries, STRATTEC de Mexico and STRATTEC Componentes Automotrices, and its majority owned subsidiary, ADAC-STRATTEC LLC. STRATTEC SECURITY CORPORATION is located in Milwaukee, Wisconsin. STRATTEC de Mexico and STRATTEC Componentes Automotrices are located in Juarez, Mexico. ADAC-STRATTEC LLC has operations in El Paso, Texas and Juarez, Mexico. STRATTEC has only one reporting segment.
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
     Reclassifications: Certain reclassifications have been made to the 2006 and 2007 financial statements to conform to the 2008 presentation.
     Fiscal Year: Our fiscal year ends on the Sunday nearest June 30. The years ended June 29, 2008, July 1, 2007 and July 2, 2006 are each comprised of 52 weeks.
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
     Fair Value of Financial Instruments: The fair value of our cash and cash equivalents, accounts receivable and accounts payable approximated book value as of June 29, 2008 and July 1, 2007.
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

	Balance,	Provision		Balance,
	Beginning	Charged to	Balances	End of
	of Year	Expense	Written Off	Year

Year ended June 29, 2008	$250	$–	$–	$250
Year ended July 1, 2007	$250	$–	$–	$250
Year ended July 2, 2006	$250	$1,622	$1,622	$250
Inventories: Inventories are comprised of material, direct labor and manufacturing overhead, and are stated at the lower of cost or market. The last-in, first-out (LIFO) method is used for determining the cost of the inventories at the end of each period for approximately 94 percent of the consolidated balance. Inventories consist of the following (thousands of dollars):

	June 29, 2008	July 1, 2007
Finished products	$ 2,521	$ 2,660
Work in process	4,379	4,522
Purchased materials	7,414	4,813
LIFO reserve	(4,045)	(4,829)

	$10,269	$ 7,166

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
     Repair and Maintenance Supply Parts: We maintain an inventory of repair and maintenance supply parts in support of operations. This inventory includes critical repair parts for all production equipment as well as general maintenance items. The inventory of critical repair parts is required to avoid disruptions in our customers’ just-in-time production schedules due to a lack of spare parts when equipment break-downs occur. All required critical repair parts are on hand when the related production equipment is placed in service and maintained to satisfy the customer model life production and service requirements, which may be 12 to 15 years. As repair parts are used, additional repair parts are purchased to maintain a minimum level of spare parts inventory. Depending on maintenance requirements during the life of the equipment, excess quantities of repair parts arise. Excess quantities are kept on hand and are not disposed of until the equipment is no longer in service. A repair and maintenance supply parts reserve is maintained to recognize the normal adjustment of inventory for obsolete and slow moving supply and maintenance parts. The adequacy of the reserve is reviewed periodically in relation to the repair parts inventory balances. The gross balance of the repair and maintenance supply parts inventory was approximately $1.9 million at June 29, 2008, $1.8 million at July 1, 2007, and $1.9 million at July 2, 2006. The repair and maintenance supply parts inventory balance is included in other current assets in the Consolidated Balance Sheets. The activity related to the repair and maintenance supply parts reserve is as follows (thousands of dollars):

	Balance,	Provision		Balance,
	Beginning	Charged to	Amounts	End of
	of Year	Expense	Written Off	Year

Year ended June 29, 2008	$640	$145	$135	$650
Year ended July 1, 2007	$650	$32	$42	$640
Year ended July 2, 2006	$650	$49	$49	$650
     Property, Plant and Equipment: Property, plant and equipment are stated at cost. Plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets as follows:

Classification	Expected Useful Lives

Land improvements	20 years
Buildings and improvements	20 to 35 years
Machinery and equipment	3 to 10 years
Property, plant and equipment consist of the following (thousands of dollars):

	June 29, 2008	July 1, 2007
Land and improvements	$ 3,349	$ 1,405
Buildings and improvements	12,913	12,712
Machinery and equipment	103,183	98,803

	119,445	112,920
Less: accumulated depreciation	(89,109)	(86,394)

	$ 30,336	$ 26,526

     Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the excess of the carrying amount of the assets over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less estimated costs to sell. In 2008, a loss was recognized on a customer program specific fixed asset in the amount of $382,000.
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
     Supplier Concentrations: Approximately 25 percent, 31 percent, and 35 percent of all inventory purchases were made from three major suppliers during 2008, 2007 and 2006, respectively. We have long-term contracts or arrangements with most of our suppliers to guarantee the availability of merchandise.

NOTES TO FINANCIAL STATEMENTS

     Labor Concentrations: We had approximately 2,000 full-time employees of which approximately 217 or 10.9 percent were represented by a labor union at June 29, 2008. The employees represented by a labor union account for all production associates at our Milwaukee facility. The current contract with the unionized associates is effective through June 30, 2012.
     Revenue Recognition: Revenue is recognized upon the shipment of products, which is when title passes, payment terms are final, we have no remaining obligations and the customer is required to pay. Revenue is recognized net of estimated returns and discounts, which is recognized as a deduction from revenue at the time of the shipment.
     Research and Development Costs: Expenditures relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. Research and development expenditures were approximately $2.9 million in 2008, $2.2 million in 2007, and $2.3 million in 2006.
     Self Insurance and Loss Sensitive Plans: We have self-insured medical and dental plans covering all eligible U.S. associates. The claims handling process for the self-insured plans is managed by a third party administrator. Stop-loss insurance coverage limits our liability on a per individual per calendar year basis. The per individual per calendar year stop-loss limit was $150,000 in each calendar year 2006 through 2008. In calendar 2005, we also maintained stop-loss insurance coverage on an aggregate per calendar year basis. The aggregate stop-loss limit was approximately $6.1 million in calendar year 2005. Each covered individual can receive up to $2 million in total benefits during his or her lifetime. Once an individual’s medical claims reach $2 million, we are no longer liable for any additional claims for that individual.
     We maintain an insured workers’ compensation program covering all U.S. associates. The insurance is renewed annually, with a renewal date of February 27. The policy may be a guaranteed cost policy or a loss sensitive policy. Under a guaranteed cost policy, the ultimate cost is known at the beginning of the policy period and is subject to change only as a result of changes in payrolls. Under a loss sensitive policy, the ultimate cost is dependent upon losses incurred during each policy period. The incurred loss amount for loss sensitive policies will continue to change as claims develop and are settled in future reporting periods.
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
     Changes in the balance sheet amounts for self-insured and loss sensitive plans are as follows (thousands of dollars):

	Balance,	Provision		Balance,
	Beginning	Charged to		End of
	of Year	Expense	Payments	Year

Year ended June 29, 2008
Incurred but not reported claims reserve for self-insured plans	$300	$2,408	$2,408	$300
Workers’ Compensation	(251)	254	143	(140)
Year ended July 1, 2007
Incurred but not reported claims reserve for self-insured plans	$400	$2,250	$2,350	$300
Workers’ Compensation	(185)	331	397	(251)
Year ended July 2, 2006
Incurred but not reported claims reserve for self-insured plans	$500	$2,733	$2,833	$400
Workers’ Compensation	(202)	314	297	(185)
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
     Accumulated Other Comprehensive Loss: Accumulated other comprehensive loss is comprised of the following (thousands of dollars):

	June 29, 2008	July 1, 2007	July 2, 2006
Minimum pension liability, net of tax	$ –	$ –	$ 62
Unrecognized pension and postretirement benefit liabilities, net of tax	15,762	11,894	–
Foreign currency translation	1,733	2,447	2,896

	$17,495	$14,341	$ 2,958

     Deferred taxes have not been provided for the foreign currency translation adjustments in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes.”
     Accounting For Stock-Based Compensation: We maintain an omnibus stock incentive plan. This plan provides for the granting of stock options, shares of restricted stock and stock appreciation rights. The Board of Directors has designated 1,700,000 shares of common stock available for the grant of awards under the plan. Remaining shares available to be granted under the plan as of June 29, 2008 were 380,463. Awards that expire or are cancelled without delivery of shares become available for re-issuance under the plan. We issue new shares of common stock to satisfy stock option exercises.
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
     The fair value of each stock option grant was estimated as of the date of grant using the Black-Scholes pricing model. The resulting compensation cost for fixed awards with graded vesting schedules is amortized on a straight-line basis over the vesting period for the entire award. The expected term of awards granted is determined based on historical experience with similar awards, giving consideration to the expected term and vesting schedules. The expected volatility is determined based on our historical stock prices over the most recent period commensurate with the expected term of the award. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term commensurate with the expected term of the award. Expected pre-vesting option forfeitures are based primarily on historical data. The fair value of each restricted stock grant was based on the market price of the underlying common stock as of the date of grant. The resulting compensation cost is amortized on a straight line basis over the vesting period. We record stock based compensation only for those awards that are expected to vest.
     As of June 29, 2008, there was $7,000 of total unrecognized compensation cost related to stock options granted under the plan. This cost is expected to be recognized over a weighted average period of 1 month. As of June 29, 2008, there was $450,000 of total unrecognized compensation cost related to restricted stock grants under the plan. This cost is expected to be recognized over a weighted average period of 11 months. Total unrecognized compensation cost will be adjusted for any future changes in estimated and actual forfeitures.
     No stock options were exercised during fiscal 2008.
     The intrinsic value of stock options exercised and the fair value of stock options vested are as follows (in thousands of dollars):

	Years Ended
	June 29, 2008	July 1, 2007	July 2, 2006
Intrinsic value of options exercised	$ 0	$186	$188
Fair value of stock options vesting	$ 273	$762	$1,480

NOTES TO FINANCIAL STATEMENTS

     No options were granted during 2008 or 2007. The grant date fair values and assumptions used to determine compensation expense in 2006 are as follows:

Options Granted During	2006
Weighted average grant date fair value:
Options issued at grant date market value	n/a
Options issued above grant date market value	$11.92
Assumptions:
Risk free interest rates	4.08%
Expected volitilty	31.77%
Expected term (in years)	4.00
     No dividends were assumed in the grant date fair value calculations as we did not intend to pay cash dividends on our common stock as of the grant date.
     The range of options outstanding as of June 29, 2008, is as follows:

			Weighted Average Remaining
	Number of Options	Weighted Average Exercise	Contractual Life Outstanding
	Outstanding/Exercisable	Price Outstanding/Exercisable	(In Years)

$31.95-$44.93	5,100/5,100	$39.25/$39.25	3.7
$53.07-$56.08	56,500/56,500	$53.87/$56.87	5.4
Over $61.21	126,180/86,840	$61.72/$61.94	2.4
		$58.74/$58.09
     Recent Accounting Pronouncements: In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment to ARB No. 51.” SFAS No. 160 establishes accounting and reporting standards that require the ownership interest in subsidiaries held by parties other than the parent be clearly identified and presented in the consolidated balance sheets within equity, but separate from the parent’s equity, the amount of consolidated net income attributable to the parent and the noncontrolling interest be clearly identified and presented on the face of the consolidated statements of income, and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. This statement is effective for fiscal years beginning after December 15, 2008 and will be effective for us beginning in fiscal 2010. We do not expect the new standard to have a material impact on our financial position or results of operations.
     In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations.” SFAS No. 141(R) retains the underlying concepts of SFAS No. 141 in that all business combinations are required to be accounted for at fair value under the acquisition method of accounting, but SFAS No. 141(R) changed the method of applying the acquisition method in a number of aspects. SFAS No. 141(R) will require that (1) for all business combinations, the acquirer records all assets and liabilities of the acquired business, including goodwill, generally at their fair values; (2) certain contingent assets and liabilities acquired be recognized at their fair value on the acquisition date; (3) contingent consideration be recognized at its fair value on the acquisition date and, for certain arrangements, changes in fair value will be recognized in earnings when settled; (4) acquisition related transaction and restructuring costs be expensed rather than treated as part of the cost of the acquisition and included in the amount recorded for assets acquired; (5) in step acquisitions, previous equity interests in an acquiree held prior to obtaining control be remeasured to their acquisition date fair values, with any gain or loss recognized in earnings; and (6) when making adjustments to finalize initial accounting, companies revise any previously issued post-acquisition financial information in future financial statements to reflect any adjustments as if they had been recorded on the acquisition date. SFAS No. 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS No. 141(R) amends SFAS No. 109 such that the adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of this statement should also apply the provisions of SFAS No. 141(R). This standard will be applied to all future business combinations in accordance with the effective dates.

NOTES TO FINANCIAL STATEMENTS

INVESTMENT IN JOINT VENTURES
     We participate in certain Alliance Agreements with WITTE Automotive (“WITTE”) and ADAC Automotive (“ADAC”). WITTE, of Velbert, Germany, is a privately held automotive supplier. WITTE designs, manufactures and markets components including locks and keys, hood latches, rear compartment latches, seat back latches, door handles and specialty fasteners. WITTE’s primary market for these products has been Europe. ADAC, of Grand Rapids, Michigan, is a privately held automotive supplier and manufactures engineered products, including door handles and other automotive trim parts, utilizing plastic injection molding, automated painting and various assembly processes.
     The Alliance provides a set of cross-licensing agreements for the manufacture, distribution and sale of WITTE products by STRATTEC and ADAC in North America, and the manufacture, distribution and sale of STRATTEC and ADAC products by WITTE in Europe. Additionally, a joint venture company, Vehicle Access Systems Technology LLC (“VAST LLC”), in which WITTE, STRATTEC and ADAC each hold a one-third interest, exists to seek opportunities to manufacture and sell the companies’ products in areas of the world outside of North America and Europe.
     VAST LLC participates in joint ventures in Brazil and China. VAST do Brasil, a joint venture between VAST LLC and Ifer do Brasil Ltda., was formed to service customers in South America. VAST Fuzhou and VAST Great Shanghai, joint ventures between VAST LLC, Fortitude Corporation and a unit of Elitech Technology Co. Ltd. of Taiwan, are the base of operations to service our automotive customers in the Asian market.
          The VAST investments are accounted for using the equity method of accounting. The activities related to the VAST joint ventures resulted in a gain of approximately $561,000 in 2008 and $394,000 in 2007. A capital contribution of $100,000 was made to the VAST LLC joint venture in 2007 primarily in support of general operating expenses. No capital contributions were made in 2008.
     In 2007, we entered into a joint venture with ADAC, in which STRATTEC holds a 50.1 percent interest and ADAC holds a 49.9 percent interest. The joint venture was created to establish injection molding and door handle assembly operations in Mexico. ADAC-STRATTEC LLC, a Delaware limited liability company, was formed on October 27, 2006. An additional Mexican entity, ADAC-STRATTEC de Mexico, which is wholly owned by ADAC-STRATTEC LLC, was formed on February 21, 2007. ADAC-STRATTEC de Mexico production activities began in July 2007. ADAC-STRATTEC LLC’s financial results are consolidated with the financial results of STRATTEC and resulted in increased net income to STRATTEC of $26,000 in 2008 and reduced net income of $75,000 in 2007.
     In combination with WITTE and VAST LLC, we have reached a definitive agreement to acquire certain assets, primarily equipment and inventory, and assume certain employee liabilities of Delphi Corporation’s Power Products business for $7.8 million, subject to closing agreements. STRATTEC will acquire the North American portion of Delphi’s Power Products business. WITTE will participate in the North American portion as a minority investor. WITTE will acquire the European portion and VAST LLC will acquire the Asian portion. The transaction is subject to both customary and other closing conditions relating to Delphi’s bankruptcy court proceedings. We expect to complete the transaction before the end of calendar 2008.
     Delphi’s Power Products business designs, develops, tests, manufactures, markets and sells power systems to operate vehicle sliding doors, and rear compartment access points such as liftgates and trunk lids. In addition the product line includes power cinching latches and power cinching strikers used in these systems. Current customers for these products supplied from North America include Chrysler LLC, Hyundai/Kia Motor Company, General Motors Corporation and Ford Motor Company.
LINE OF CREDIT
     We have a $50.0 million unsecured line of credit (the “Line of Credit”), which expires October 31, 2008. Interest on borrowings under the Line of Credit are at varying rates based on the London Interbank Offering Rate or the bank’s prime rate. There were no outstanding borrowings at June 29, 2008 or July 1, 2007. There were no borrowings under the Line of Credit during 2008, 2007 or 2006.
COMMITMENTS AND CONTINGENCIES
     In 1995, we recorded a provision of $3.0 million for estimated costs to remediate a site at our Milwaukee facility. The site was contaminated by a solvent spill, which occurred in 1985, from a former above-ground solvent storage tank located on the east side of the facility. The reserve was established based on third party estimates to adequately cover the cost for active remediation of the contamination. We continue to monitor and evaluate the site with the use of groundwater monitoring wells that are installed on the property. An environmental consultant samples these wells one to two times a year to determine the status of the

NOTES TO FINANCIAL STATEMENTS

contamination and the potential for remediation of the contamination by natural attenuation, the dissipation of the contamination over time to concentrations below applicable standards. If such sampling evidences a sufficient degree of and trend toward natural attenuation of the contamination, we may be able to obtain a closure letter from the regulatory authorities resolving the issue without the need for active remediation. If a sufficient degree and trend toward natural attenuation is not evidenced by sampling, a more active form of remediation beyond natural attenuation may be required. The sampling has not yet satisfied all of the requirements for closure by natural attenuation. As a result sampling continues and the reserve remains. The reserve is not measured on a discounted basis. Management believes, based upon findings-to-date and known environmental regulations, that the environmental reserve at June 29, 2008, is adequate to cover any future developments.
     At June 29, 2008, we had purchase commitments for zinc, aluminum, other purchased parts and natural gas totaling approximately $10.1 million payable in 2009 and $1.8 million payable in 2010. Capital purchase obligations for the construction of a new manufacturing facility in Juarez, Mexico total $5.4 million payable in 2009. The new facility will replace our current leased facility. Minimum rental commitments under all non-cancelable operating leases with a term in excess of one year are payable as follows: 2009-$478,000; 2010-$293,000; 2011-$261,000; 2012-$248,000; 2013-$135,000; 2014-$137,000; 2015-$69,000. Rental expense under all non-cancelable operating leases totaled approximately $622,000 in 2008 and $595,000 in both 2007 and 2006.
INCOME TAXES
     The provision for income taxes consists of the following (thousands of dollars):

	2008	2007	2006
Currently payable:
Federal	$ 62	$2,624	$5,089
State	226	485	738
State refund claim recovery	–	(506)	(1,814)
Foreign	17	279	40

	305	2,882	4,053
Deferred tax (benefit) provision	920	(359)	350

	$1,225	$2,523	$4,403

The items accounting for the difference between income taxes computed at the Federal statutory tax rate and the provision for income taxes are as follows:

	2008	2007	2006
U.S. statutory rate	34.0%	34.0%	34.4%
State taxes, net of Federal tax benefit	4.6	2.6	3.1
State refund claim recovery	–	(3.1)	(7.1)
Foreign sales benefit	–	(4.2)	–
Foreign Subsidiaries	(8.1)	(4.9)	(3.9)
Other	(3.2)	(.8)	(.4)

	27.3%	23.6%	26.1%

     The 2008 and 2007 income tax provisions include favorable tax benefits related to the operation of our Mexican subsidiaries as Maquiladora entities. The 2007 income tax provision includes a state refund claim recovery. The 2007 claim recovery, net of the Federal income tax impact, was approximately $329,000. The 2006 income tax provision includes a state refund claim recovery and a favorable state income tax adjustment. The 2006 claim recovery and tax adjustment, net of the Federal income tax impact, was approximately $1.2 million. The 2006 income tax provision also includes a favorable foreign tax adjustment related to the operation of our Mexican subsidiaries of $664,000.

NOTES TO FINANCIAL STATEMENTS

     The components of deferred tax assets and (liabilities) are as follows (thousands of dollars):

	June 29, 2008	July 1, 2007
Deferred income taxes–current:
Repair and maintenance supply parts reserve	$ 247	$ 243
Payroll-related accruals	850	475
Environmental reserve	1,006	1,009
Accrued customer pricing	1,245	1,245
Other	(96)	(243)

	$ 3,252	$ 2,729

Deferred income taxes–noncurrent:
Accrued pension obligations	$(6,513)	$(4,588)
Unrecognized pension and postretirement benefit plan liabilities	9,661	7,290
Accumulated depreciation	(2,319)	(2,863)
Stock-based compensation	806	564
Postretirement obligations	1,721	1,714
Other	328	–

	$ 3,684	$ 2,117

     Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered.
     Foreign income before the provision for income taxes was $1.6 million in 2008, $1.5 million in 2007 and $1.8 million in 2006. No provision for Federal income taxes was made on earnings of foreign subsidiaries and joint ventures that are considered permanently invested or that would be offset by foreign tax credits upon distribution. Such undistributed earnings at June 29, 2008 were $9.7 million.
     We adopted the provisions for FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, on July 2, 2007. As a result of the implementation of FIN 48, we recognized a decrease of $346,000 in accrued income taxes and a corresponding adjustment to the beginning balance of retained earnings on the Consolidated Balance Sheet. The total liability for unrecognized tax benefits was $1.1 million and $1.2 million as of July 2, 2007 and June 29, 2008. This liability includes approximately $87,000 of accrued interest at July 2, 2007 and $113,000 of accrued interest at June 29, 2008. The liability does not include an amount for accrued penalties. The amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was approximately $760,000 at July 2, 2007 and $886,000 at June 29, 2008. We recognize interest and penalties related to unrecognized tax benefits in the provision for income taxes.
     A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (thousands of dollars):

Unrecognized tax benefits July 2, 2007	$1,063
Gross increases – tax positions in prior years	131
Gross decreases – tax positions in prior years	–
Gross increases – current period tax positions	251
Lapse of statute of limitations	(267)

Unrecognized tax benefits June 30, 2008	$1,178

NOTES TO FINANCIAL STATEMENTS

     We or one of our subsidiaries files income tax returns in the United States (Federal), Wisconsin (state), Michigan (state) and various other states, Mexico and other foreign jurisdictions. We are not currently subject to income tax examinations in any of our significant tax jurisdictions. Tax years open to examination by tax authorities under the statute of limitations include fiscal 2005 through 2008 for Federal, fiscal 2003 through 2008 for most states and calendar 2003 through 2007 for foreign jurisdictions.
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
     We have a noncontributory supplemental executive retirement plan (SERP), which is a nonqualified defined benefit plan. The SERP will pay supplemental pension benefits to certain key employees upon retirement based upon the employees’ years of service and compensation. The SERP is being funded through a Rabbi Trust with M&I Trust Company. The trust assets had a value of $3.9 million at June 29, 2008 and $4.1 million at July 1, 2007. These assets are included in other current assets in the Consolidated Balance Sheets. The projected benefit obligation was $2.7 million at June 29, 2008 and $3.0 million at July 1, 2007. The SERP liabilities are included in the pension tables below. However, the trust assets are excluded from the table as they do not qualify as plan assets.
     We also sponsor a postretirement health care plan for all U.S. associates hired prior to June 2, 2001. The expected cost of retiree health care benefits is recognized during the years that the associates who are covered under the plan render service. In June 2005, amendments were made to the postretirement plan including a change in the number of years of allowed benefit and a change in the medical plan providing the benefit coverage. The maximum number of years of benefit was reduced from 10 to 5 for unionized associates retiring after June 27, 2005 and for non-unionized associates retiring after October 1, 2005. Effective with these dates in 2005, eligibility for the benefit requires 30 years of service and the benefit ends at age 65. The postretirement health care plan is unfunded.
     Amounts included in accumulated other comprehensive income, net of tax, at June 29, 2008, which have not yet been recognized in net periodic benefit cost are as follows (thousands of dollars):

	Pension and SERP Benefits	Postretirement Benefits
Prior service cost (credit)	$ 450	$(2,457)
Net actuarial loss	11,381	6,388

	$11,831	$ 3,931

     Included in accumulated other comprehensive loss at June 29, 2008 are prior service costs of $79,000 ($49,000 net of tax) and unrecognized net actuarial losses of $255,000 ($158,000 net of tax) expected to be recognized in pension and SERP net periodic benefit cost during 2009.
     Included in accumulated other comprehensive loss at June 29, 2008 are prior service credits of $388,000 ($241,000 net of tax) and unrecognized net actuarial losses of $695,000 ($431,000 net of tax) expected to be recognized in postretirement net periodic benefit cost during 2009.
     The following tables summarize the pension, SERP and postretirement plans’ income and expense, funded status and actuarial assumptions for the years indicated (thousands of dollars). We use a June 30 measurement date for our pension and postretirement plans.

NOTES TO FINANCIAL STATEMENTS

	Pension and SERP Benefits			Postretirement Benefits
	2008	2007	2006	2008	2007	2006
COMPONENTS OF NET PERIODIC BENEFIT COST:
Service cost	$2,018	$1,974	$2,540	$221	$219	$232
Interest cost	4,680	4,348	3,924	718	688	491
Expected return on plan assets	(6,210)	(5,348)	(4,989)	—	—	—
Amortization of prior service cost	64	64	20	(378)	(378)	(378)
Amortization of unrecognized net loss	643	473	1,275	702	641	528

Net periodic benefit cost	$1,195	$1,511	$2,770	$1,263	$1,170	$873

	Pension and SERP Benefits			Postretirement Benefits
	June 29,		July 1,	June 29,		July 1,
	2008		2007	2008		2007
WEIGHTED-AVERAGE ASSUMPTIONS
Benefit Obligations:
Discount rate	7.13%		6.41%	7.13%		6.41%
Expected return on plan assets	8.25%		8.5%	n/a		n/a
Rate of compensation increases	3.5%		3.5%	n/a		n/a
Net Periodic Benefit Cost:
Discount rate	6.41%		6.62%	6.41%		6.62%
Expected return on plan assets	8.5%		8.5%	n/a		n/a
Rate of compensation increases	3.5%		3.5%	n/a		n/a

	2008		2007	2008		2007

CHANGE IN PROJECTED BENEFIT OBLIGATION:
Benefit obligation at beginning of year	$74,494		$66,953	$11,748		$10,851
Service cost	2,018		1,974	221		219
Interest cost	4,680		4,348	718		688
Plan amendments	167		32	(131)		—
Actuarial (gain) loss	(5,399)		3,773	(441)		1,221
Benefits paid	(3,021)		(2,586)	(1,244)		(1,231)

Benefit obligation at end of year	$72,939		$74,494	$10,871		$11,748

CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of year	$75,881		$61,989	$—		$—
Actual return on plan assets	(6,864)		9,478	—		—
Employer contribution	5,000		7,000	1,244		1,231
Benefits paid	(3,021)		(2,586)	(1,244)		(1,231)

Fair value of plan assets at end of year	70,996		75,881	—		—

Funded status — prepaid (accrued) benefit obligations	$(1,943)		$1,387	$(10,871)		$(11,748)

AMOUNTS RECOGNIZED IN CONSOLIDATED BALANCE SHEETS:
Accrued payroll and benefits (current liabilities)	$(95)		$(143)	$(1,088)		$(1,172)
Accrued benefit obligations (long-term liabilities)	(2,606)		(2,855)	(9,783)		(10,576)
Prepaid pension obligations (long-term assets)	758		4,385	—		—

Net amount recognized	$(1,943)		$1,387	$(10,871)		$(11,748)

NOTES TO FINANCIAL STATEMENTS

	Pension and SERP Benefits	Postretirement Benefits
	June 29,	June 29,
	2008	2008
CHANGES IN PLAN ASSETS AND BENEFIT OBLIGATIONS RECOGNIZED IN OTHER COMPREHENSIVE INCOME:
Net periodic benefit cost	$1,195	$1,263

Net actuarial (gain) loss	7,675	(441)
Prior service cost	167	(131)
Amortization of prior service (cost) credits	(64)	378
Amortization of unrecognized net loss	(643)	(702)

Total recognized in other comprehensive income, before tax	7,135	(896)

Total recognized in net periodic benefit cost and other comprehensive income	$8,330	$ 367

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

	Pension		SERP
	June 29, 2008	July 1, 2007	June 29, 2008	July 1, 2007
Accumulated benefit obligation	$65,626	$65,385	$2,434	$2,998
Projected benefit obligation	$70,238	$71,496	$2,701	$2,998
     For measurement purposes, a 9 percent annual rate increase in the per capita cost of covered health care benefits was assumed for 2009; the rate was assumed to decrease gradually to 5 percent by the year 2016 and remain at that level thereafter.
     The health care cost trend assumption has a significant effect on the postretirement benefit amounts reported. A 1% change in the health care cost trend rates would have the following effects (thousands of dollars):

	1% Increase	1% Decrease
Effect on total of service and interest cost components in fiscal 2008	$80	$(71)
Effect on postretirement benefit obligation as of June 29, 2008	$716	$(643)
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

	Target Allocation	June 29, 2008	July 1, 2007
Equity investments	65%	59%	64%
Fixed-income investments	35%	41%	36%

Total	100%	100%	100%

     The expected long-term rate of return on U.S. pension plan assets used to calculate the 2008 net periodic benefit cost was 8.5%. The target asset allocation is 65% public equity and 35% fixed income. The 8.5% is approximated by applying returns of 10% on public equity and 6% on fixed income to the target allocation. The actual historical returns are also relevant. Annualized returns for periods ended June 29, 2008 were 5.58% for 10 years, 8.46% for 15 years and 9.32% for 20 years. Effective June 30, 2008, the expected long-term rate of return was reduced to 8.25%.
     We expect to contribute approximately $3 million to our qualified pension plan, $95,000 to our SERP and $1.1 million to our postretirement health care plan in 2009. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (thousands of dollars):

	Pension and SERP Benefits	Postretirement Benefits

2009	$3,346	$1,087
2010	3,695	1,206
2011	6,304	1,380
2012	4,316	1,434
2013	4,649	1,478
2014-2018	27,317	4,913

NOTES TO FINANCIAL STATEMENTS

     All U.S. associates may participate in a 401(k) Plan. We contribute a fixed percentage up to the first 6 percent of eligible compensation that a participant contributes to the plan. Our contributions totaled approximately $613,000 in 2008, $603,000 in 2007 and $574,000 in 2006.
SHAREHOLDERS’ EQUITY
     We have 12,000,000 shares of authorized common stock, par value $.01 per share, with 3,443,209 and 3,519,138 shares issued and outstanding at June 29, 2008 and July 1, 2007, respectively. Holders of our common stock are entitled to one vote for each share on all matters voted on by shareholders.
     Our Board of Directors authorized a stock repurchase program to buy back up to 3,639,395 outstanding shares as of June 29, 2008. On August 19, 2008 our Board of Directors authorized an additional 200,000 shares for repurchase under this program. As of June 29, 2008, 3,461,333 shares have been repurchased under this program at a cost of approximately $130.2 million. Subsequesnt to June 29, 2008 an additional 172,500 shares were repurchased at a cost of approximately $5.7 million.
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

	2008			2007			2006
	Net		Per Share	Net		Per Share	Net		Per Share
	Income	Shares	Amount	Income	Shares	Amount	Income	Shares	Amount
Basic EPS	$3,267	3,487	$0.94	$8,183	3,552	$2.30	$12,477	3,716	$3.36

Stock-based compensation		7			3			4

Diluted EPS	$3,267	3,494	$0.94	$8,183	3,555	$2.30	$12,477	3,720	$3.35

     As of June 29, 2008, options to purchase 184,680 shares of common stock at a weighted-average exercise price of $59.13 were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive. As of July 1, 2007, options to purchase 230,320 shares of common stock at a weighted-average exercise price of $59.14 were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive. As of July 2, 2006, options to purchase 273,130 shares of common stock at a weighted-average exercise price of $57.70 were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive.
STOCK OPTION AND PURCHASE PLANS
     A summary of stock option activity under the plan is as follows:

		Weighted	Weighted Average	Aggregate
		Average	Remaining	Intrinsic Value
	Shares	Exercise Price	Contractual Term (in years)	(in thousands)
Balance at July 3, 2005	281,860	$54.80

Granted	40,000	$61.22
Exercised	(24,220)	$43.30
Expired	(5,000)	$54.99
Terminated	(9,110)	$59.59

Balance at July 2, 2006	283,530	$56.53

Granted	–	$–
Exercised	(7,300)	$21.74
Expired	(35,810)	$49.24
Terminated	(5,000)	$56.72

Balance at July 1, 2007	235,420	$58.71

Granted	–	$–
Exercised	–	$–
Expired	(47,640)	$58.59
Terminated	–	$–

Balance at June 29, 2008	187,780	$58.74	3.3	$3

Exercisable as of:
June 29, 2008	148,440	$58.09	3.6	$3
July 1, 2007	181,080	$58.05	3.2	$39
July 2, 2006	157,350	$52.78	4.0	$361

Available for grant as of June 29, 2008	380,463

NOTES TO FINANCIAL STATEMENTS

     A summary of restricted stock activity under the plan is as follows:

		Weighted Average
		Grant Date
	Shares	Fair Value
Nonvested Balance at July 3, 2005	–	$–
Granted	9,900	$51.24
Vested	–	$–
Forfeited	(300)	$51.24

Nonvested Balance at July 2, 2006	9,600	$51.24

Granted	10,000	$40.00
Vested	–	$–
Forfeited	(200)	$40.00

Nonvested Balance at July 1, 2007	19,400	$45.56

Granted	10,000	$47.78
Vested	–	$–
Forfeited	–	$–

Nonvested Balance at June 29, 2008	29,400	$46.32

     Options granted at a price greater than the market value on the date of grant included above total 40,000 at an exercise price of $61.22 in 2006.
     We have an Employee Stock Purchase Plan to provide substantially all U.S. full-time associates an opportunity to purchase shares of STRATTEC common stock through payroll deductions. A participant may contribute a maximum of $5,200 per calendar year to the plan. On the last day of each month, participant account balances are used to purchase shares of stock at the average of the highest and lowest reported sales prices of a share of STRATTEC common stock on the NASDAQ Global Market. A total of 100,000 shares may be issued under the plan. Shares issued from treasury stock under the plan totaled 704 at an average price of $41.62 during 2008, 771 at an average price of $43.15 during 2007 and 822 at an average price of $44.70 during 2006. A total of 83,215 shares are available for purchase under the plan as of June 29, 2008.
EXPORT SALES
     Export sales are summarized below (thousands of dollars):

	2008	2007	2006
Export Sales	$25,714	$30,643	$34,244
Percent of Net Sales	16%	18%	19%
     These sales were primarily to automotive manufacturing assembly plants in Canada and Mexico.
SALES AND RECEIVABLE CONCENTRATION
     Sales to our largest customers were as follows (thousands of dollars and percent of total net sales):

	2008		2007		2006
	Sales	%	Sales	%	Sales	%

General Motors Corporation	$45,039	28%	$35,687	21%	$32,887	18%
Ford Motor Company	19,419	12%	21,013	13%	27,295	15%
Chrysler LLC	40,209	25%	58,099	35%	58,603	32%
Delphi Corporation	14,872	9%	18,398	11%	26,721	15%

	$119,539	75%	$133,197	80%	$145,506	80%

     Receivables from our largest customers were as follows (thousands of dollars and percent of gross receivables):

	June 29, 2008		July 1, 2007
	Receivables	%	Receivables	%

General Motors Corporation	$ 8,367	35%	$ 8,174	30%
Ford Motor Company	2,030	9%	3,022	11%
Chrysler LLC	6,582	28%	9,965	37%
Delphi Corporation	830	3%	1,116	4%

	$17,809	75%	$22,277	82%

REPORTS

REPORT ON MANAGEMENT’S ASSESSMENT OF INTERNAL
CONTROL OVER FINANCIAL REPORTING
     STRATTEC SECURITY CORPORATION is responsible for the preparation, integrity and fair presentation of the Consolidated Financial Statements included in this annual report. The Consolidated Financial Statements and Notes included in this annual report have been prepared in conformity with accounting principles generally accepted in the United States of America and necessarily include some amounts that are based on management’s best estimates and judgments.
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
     Management assessed the Corporation’s system of internal control over financial reporting as of June 29, 2008, in relation to criteria for effective internal control over financial reporting as described in “Internal Control – Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, management concludes that, as of June 29, 2008, its system of internal control over financial reporting is effective and meets the criteria of the “Internal Control – Integrated Framework.” Grant Thornton LLP, independent registered public accounting firm, has issued an attestation report on management’s assessment of the Corporation’s internal control over financial reporting, which is included herein.

Harold M. Stratton II	Patrick J. Hansen
Chairman, President and	Senior Vice President and
Chief Executive Officer	Chief Financial Officer

REPORTS

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders of STRATTEC SECURITY CORPORATION:
     We have audited STRATTEC SECURITY CORPORATION’S (a Wisconsin Corporation) and subsidiaries’, collectively the “Company,” internal control over financial reporting as of June 29, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report on Management’s Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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
     In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 29, 2008, based on criteria established in Internal Control—Integrated Framework issued by COSO.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of STRATTEC SECURITY CORPORATION and subsidiaries as of June 29, 2008 and July 1, 2007 and the related consolidated statements of income, shareholders’ equity and cash flows for the three years ended June 29, 2008 and our report dated August 19, 2008 expressed an unqualified opinion on those financial statements.

Grant Thornton LLP
Milwaukee, Wisconsin
August 19, 2008

REPORTS

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders of STRATTEC SECURITY CORPORATION:
     We have audited the accompanying consolidated balance sheets of STRATTEC SECURITY CORPORATION (a Wisconsin corporation) and subsidiaries, collectively the “Company,” as of June 29, 2008 and July 1, 2007, and the related statements of income, shareholders’ equity and cash flows for each of the three years in the period ended June 29, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of STRATTEC SECURITY CORPORATION and subsidiaries as of June 29, 2008 and July 1, 2007, and the results of its operations and its cash flows for each of the three years in the period ended June 29, 2008 in conformity with accounting principles generally accepted in the United States of America.
     As discussed in Notes to Financial Statements under Income Taxes, the Company adopted FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, as of July 2, 2007. As discussed in Notes to Financial Statements under Retirement Plans and Postretirement Costs, the Company adopted Statement No.158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, as of July 1, 2007.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), STRATTEC SECURITY CORPORATION’S internal control over financial reporting as of June 29, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated August 19, 2008 expressed an unqualified opinion on the effectiveness of internal control over financial reporting.

Grant Thornton LLP
Milwaukee, Wisconsin
August 19, 2008

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

	Fiscal Years
	2008	2007	2006	2005	2004
INCOME STATEMENT DATA
Net sales	$159,642	$167,707	$181,197	$190,314	$195,646
Gross profit	25,551	26,494	37,046	42,776	47,513
Engineering, selling, and administrative expenses	23,962	20,189	22,067	20,688	20,624
Provision for doubtful accounts, net	–	–	1,622	80	26
Income from operations	1,589	6,305	13,357	22,008	26,863
Interest income	2,749	3,611	2,563	1,169	426
Interest expense	–	–	–	–	–
Other income, net	230	715	960	320	362
Minority interest	(76)	75	–	–	–

Income before taxes	4,492	10,706	16,880	23,497	27,651
Provision for income taxes	1,225	2,523	4,403	8,459	10,369

Net income	$3,267	$8,183	$12,477	$15,038	$17,282

Earnings per share:
Basic	$0.94	$2.30	$3.36	$3.97	$4.56
Diluted	0.94	2.30	3.35	3.94	4.49

Cash dividends delcared per share:	$1.60	–	–	–	–

BALANCE SHEET DATA
Net working capital	$70,327	$81,083	$80,264	$74,619	$68,682
Total assets	141,713	148,446	154,292	138,090	137,190
Long-term liabilities	12,389	13,431	10,510	16,271	12,054
Shareholders’ Equity	95,432	102,960	110,275	91,751	89,852
QUARTERLY FINANCIAL DATA (UNAUDITED)
     The following data are in thousands of dollars except per share amounts.

							Cash
					Earnings Per Share		Dividends	Market Price Per Share
				Net Income			Declared
	Quarter	Net Sales	Gross Profit	(Loss)	Basic	Diluted	Per Share	High	Low

2008	First	$ 42,739	$ 8,394	$ 2,419	$ 0.69	$ 0.69	$ 1.15	$51.04	$45.03
	Second	39,908	6,906	1,323	0.38	0.38	0.15	49.18	42.00
	Third	38,428	6,267	446	0.13	0.13	0.15	44.87	35.06
	Fourth	38,567	3,984	(921)	(0.27)	(0.27)	0.15	43.95	34.57

	TOTAL	$159,642	$ 25,551	$ 3,267	$ 0.94	$ 0.94	$ 1.60

2007	First	$38,050	$ 5,282	$ 741	$ 0.21	$ 0.21	$ –	$48.51	$37.50
	Second	37,913	5,040	1,094	0.31	0.31	–	47.11	33.85
	Third	45,647	8,354	2,914	0.82	0.82	–	51.40	41.31
	Fourth	46,097	7,818	3,434	0.97	0.97	–	49.89	40.49

	TOTAL	$167,707	$ 26,494	$ 8,183	$ 2.30	$ 2.30	$ –

     Registered shareholders of record at June 29, 2008, were 2,311.

PERFORMANCE GRAPH

     The chart below shows a comparison of the cumulative return since June 27, 2003 had $100 been invested at the close of business on June 27, 2003 in STRATTEC Common Stock, the NASDAQ Composite Index (all issuers), and the Dow Jones U.S. Auto Parts Index. The graph assumes reinvestment of all dividends since June 27, 2003.

	6/27/03	6/25/04	7/1/05	6/30/06	6/29/07	6/27/08

STRATTEC**	100	128	102	94	89	69
NASDAQ Composite Index	100	129	128	136	164	143
Dow Jones U.S. Auto Parts Index	100	131	115	115	157	117

* $100 invested on June 27, 2003 in stock or index-including reinvestment of dividends. Indexes calculated on a month-end basis.

** The fiscal year end closing price of STRATTEC Common Stock on June 27, 2003 was $52.87, the closing price on June 25, 2004 was $67.57, the closing price on July 1, 2005 was $53.82, the closing price on June 30, 2006, was $49.81, the closing price on June 29, 2007 was $46.97, and the closing price on June 27, 2008 was $34.99.

DIRECTORS/OFFICERS/SHAREHOLDERS’ INFORMATION STRATTEC Board of Directors: (Left to Right) Frank J. Krejci, Michael J. Koss, Robert Feitler, Harold M. Stratton II, David R. Zimmer BOARD OF DIRECTORS Harold M. Stratton II, 60 Chairman, President and Chief Executive Officer Robert Feitler, 77 Former President and Chief Operating Officer of Weyco Group, Inc. Chairman of the Executive Committee and Director of Weyco Group, Inc. Michael J. Koss, 54 President and Chief Executive Officer of Koss Corporation Director of Koss Corporation Frank J. Krejci, 58 President and Chief Executive Officer of Wisconsin Furniture, LLC David R. Zimmer, 62 Managing Partner of Stonebridge Business Partners CORPORATE OFFICERS Harold M. Stratton II, 60 Patrick J. Hansen, 49 Senior Vice President-Chief Financial Officer, Treasurer and Secretary Donald J. Harrod, 64 Vice President-Engineering and Product Dennis A. Kazmierski, 56 Vice President-Marketing and Sales Kathryn E. Scherbarth, 52 Vice President-Milwaukee Operations Rolando J. Guillot, 40 Vice President-Mexican Operations Milan R. Bundalo, 57 Vice President-Materials Brian J. Reetz, 50 Vice President-Security Products SHAREHOLDERS’ INFORMATION Annual Meeting The Annual Meeting of Shareholders will convene at 8:00 a.m. (CST) on October 7, 2008, at the Radisson Hotel, 7065 North Port Washington Road, Milwaukee, WI 53217 Common Stock STRATTEC SECURITY CORPORATION common stock is traded on the NASDAQ Global Market under the symbol: STRT. Form 10-K You may receive a copy of the STRATTEC SECURITY CORPORATION Form 10-K, filed with the Securities and Exchange Commission, by writing to the Secretary at STRATTEC SECURITY CORPORATION, 3333 W. Good Hope Road, Milwaukee, WI 53209. Corporate Governance To review the Company’s corporate governance, board committee charters and code of business ethics, please visit the “Corporate Governance” section of our Web site at www.strattec.com. Shareholder Inquiries Communications concerning the transfer of shares, lost certificates or changes of address should be directed to the Transfer Agent. Transfer Agent and Registrar Wells Fargo Bank, N.A. Shareholder Services P.O. Box 64854 St. Paul, MN 55164-0854 1.800.468.9716

The Trusted Leader in Automotive Access Control Products STRATTEC SECURITY CORPORATION 3333 WEST GOOD HOPE ROAD MILWAUKEE, WI53209 PHONE 414.247.3333 FAX 414.247.3329 www.strattec.com