Form 10-K, Exhibit 13
period 2009-06-28
STRATTEC SECURITY CORP
filed 2009-08-28
CIK 933034

Exhibit 13.1
2009 ANNUAL REPORT
Surviving the Storm

Surviving the Storm
The stormy economic climate ushered in by the Great Recession of 2008-2009 has wreaked havoc on the entire auto industry and brought chaos to the normal routines of business. STRATTEC, like most companies tied to the global auto industry, got caught in the storm. But being surrounded by economic uncertainty and unprecedented waves of change has strengthened our resolve to not only survive the storm, but emerge in the calmer days ahead as a stronger company, ready for the future.

2009 ANNUAL REPORT
     STRATTEC SECURITY CORPORATION designs, develops, manufactures and markets automotive security products including mechanical locks and keys, electronically enhanced locks and keys, steering column and instrument panel ignition lock housings; and access control products including latches, power sliding side door systems, power lift gate systems, power deck lid systems, door handles and related access control products for North American automotive customers. We also supply global automotive manufacturers through the VAST Alliance in which we participate with WITTE Automotive of Velbert, Germany and ADAC Automotive of Grand Rapids, Michigan. Our products are shipped to customer locations in the United States, Canada, Mexico, Europe, South America, Korea and China, and we provide full service and aftermarket support.
CONTENTS

LETTER TO THE SHAREHOLDERS	2
FINANCIAL HIGHLIGHTS	4
COMPANY DESCRIPTION	5
STRATTEC EQUIPPED VEHICLE LIST	12
MANAGEMENT’S DISCUSSION AND ANALYSIS	13
FINANCIAL STATEMENTS	25
REPORT OF MANAGEMENT	44
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	45
FINANCIAL SUMMARY	47
PERFORMANCE GRAPH	48
DIRECTORS / OFFICERS / SHAREHOLDERS’ INFORMATION	49
PROSPECTIVE INFORMATION
     A number of the matters and subject areas discussed in this Annual Report (see above “Contents” section) contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of forward-looking words or phrases such as “anticipate,” “believe,” “would,” “expect,” “intend,” “may,” “planned,” “potential,” “should,” “will,” and “could.” These include expected future financial results, product offerings, global expansion, liquidity needs, financing ability, planned capital expenditures, management’s or the Company’s expectations and beliefs, and similar matters discussed in the Letter to the Shareholders, Company’s Management’s Discussion and Analysis, and other sections of this Annual Report. The discussions of such matters and subject areas are qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from the Company’s actual future experience.
     The Company’s business, operations and financial performance are subject to certain risks and uncertainties, which could result in material differences in actual results from the Company’s current expectations. These risks and uncertainties include, but are not limited to, general economic conditions, in particular relating to the automotive industry, customer demand for the Company’s and its customer’s products, competitive and technological developments, customer purchasing actions, foreign currency fluctuations, costs of operations and other matters described under “Risk Factors” in the Management’s Discussion and Analysis section of this report. In addition, such uncertainties and other operational matters are discussed further in the Company’s quarterly and annual report filings with the Securities and Exchange Commission.
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

LETTER TO THE SHAREHOLDERS
AUGUST, 2009
Fellow Shareholders:
     It is with great relief that I can declare the end of what has been the worst year in our history.
     The theme of this report’s cover alludes to the difficult times with which we have been dealing. In the past 18 months, we have encountered seven out of the eleven major risk categories we have historically discussed in our annual reports, plus some we never expected. During the fiscal year, we were hit with a barrage of bad news over which we had no control. Our focus shifted from profitability to preserving cash. The significant level of uncertainty as to how the economy, and in particular the auto industry, would evolve during this uncertain time was perhaps the most frustrating part of dealing with the negative developments we were seeing on a daily basis. All of this culminated in May and June with the Chapter 11 bankruptcy filings by our two largest customers, Chrysler LLC and General Motors Corporation. That left us with three of our four largest customers in bankruptcy as we ended this fiscal year. It has indeed been a stormy year.
     Despite the circumstances surrounding our fiscal 2009, we believe the U.S. auto industry will survive, and will under go additional changes that will be positive in the long term. Our intent has therefore been to not only survive the short term industry turmoil, but to also be in a position to take advantage of opportunities that may present themselves as a result of significant distress in the automotive supply base. In addition, we continued to pursue identified strategic activities to position the company for the future.
     Early in the fiscal year, we moved ahead with our planned construction of a new facility in Juarez, Mexico. This new facility replaced a leased facility and provided additional space for the assimilation of the Power Products business we acquired from Delphi Corporation. The acquisition was completed on November 30, 2008 at which time the U.S. portion of that business became STRATTEC POWER ACCESS LLC. While the transaction occurred at the beginning of a low point in sales for these products, we have been pleased with the new depth of product and expertise this acquisition has brought to STRATTEC. We believe it has significant potential for our business.
     The new plant in Juarez and the creation of STRATTEC POWER ACCESS were two major uses of cash during the year. We began the year with $51.5 million in cash, and ended the year with $22.8 million. The plant project expenditures were $6.0 million, while the acquisition and related expenses amounted to $4.9 million. Other discretionary uses of cash included pension contributions of $3.0 million, stock repurchases of $6.2 million, and dividend payments of $1.5 million.
     As the recession deepened and the financial viability of our customers became more of an issue, the uncertainty as to how and when these economic forces would be resolved caused us to be increasingly concerned with preserving cash. During the last nine months of fiscal 2009 we took actions to curtail our spending, and made longer-term cost reductions such as a 10% reduction in our salaried work force, as well as reductions in salaries and 401(k) matching contributions. From an operations standpoint, we made permanent and temporary layoffs to tailor our hourly work force to the lower production volumes we experienced. Our goal was to maintain cash reserves of at least $20 million, and through the cost reduction and cost avoidance actions we took, we were successful in remaining at the

2009 STRATTEC Annual Report	2

LETTER TO THE SHAREHOLDERS
$22-23 million range of cash on hand for the last four months of the fiscal year.
     One of the actions we took to preserve cash was to suspend the payment of dividends. While this was not a desirable outcome for any shareholder, I believe it was the correct and prudent thing to do under the circumstances.
     The threat and the reality of Chrysler and GM entering bankruptcy were perhaps our major concerns over the last eight months. We were not as concerned over the short-term financial hit we would take with our receivables as we were for the long term implications these bankruptcies could have on the whole North American auto industry.
     I do not have the space to detail here all the implications these events have for our industry. Yet from our perspective the outcomes from the bankruptcies have so far been mainly positive. While in bankruptcy, both Chrysler and GM petitioned the bankruptcy courts to allow them to pay suppliers for pre- and post-filing invoices under normal established terms. The courts allowed this, thereby avoiding payment problems for suppliers. On top of the U.S. Treasury program to guarantee auto supplier receivables, the courts’ action removed the financial stress frozen receivables would have inflicted. The U.S. government pledged to back both Chrysler and GM vehicle warranties while the companies were in bankruptcy, thus negating a major consumer concern. Collectively, these actions helped stabilize a truly ugly situation. And most surprising was the rapid exit of both companies from bankruptcy. As I write this letter (end of July), both companies have resumed production and are focusing on demonstrating their agility as “new” forms of their former selves.
     While this particular chapter in automotive history is far from over, there has been a welcome relief in that there is more certainty and optimism in the outlook for the industry’s future. We believe there is even a hint of an upturn in automotive production, indicating that at last we may have seen the bottom. I don’t believe there will be a quick recovery, but a slow recovery is certainly better than what we have experienced over the last nine months.
     On balance, I believe we have reacted to the events of the last year with a measured, reasoned approach. We have successfully walked the thin line between reducing costs and decimating our ability to remain a viable supplier. With the actions we have taken we believe we are positioned to once again return to profitability, even at the reduced levels of production anticipated for the domestic auto industry as it regains positive momentum. Our customers value the support we have given them through these tough times, and the relative financial stability we have demonstrated. Operationally and strategically we were able to stay on track, and these things will help us as consumer confidence and spending resume with an improving economy.
     I will always be mindful of those people who lost their jobs at STRATTEC as we adjusted to the reality of the recession and the restructuring of the auto industry. For them, surviving the storm took on a deeper, more personal challenge than those of us who remain with the business. My fellow STRATTEC associates and I hope that they are the first to be able to benefit from an improving economy.
Sincerely,

Harold M. Stratton II

Chairman, President and Chief Executive Officer

2009 STRATTEC Annual Report	3

FINANCIAL HIGHLIGHTS

(IN MILLIONS)

	2009	2008	2007

Net Sales	$126.1	$159.6	$167.7
Gross Profit	13.2	24.8	26.5
(Loss) Income from Operations	(12.7)	.8	6.3
Net (Loss) Income	(6.1)	2.8	8.2
Total Assets	128.2	144.2	151.4
Total Debt	—	—	—
Shareholders’ Equity	71.4	98.0	106.0
ECONOMIC VALUE ADDED (EVA®)
     All U.S. associates and many of our Mexico-based salaried associates participate in incentive plans that are based upon our ability to add economic value to the enterprise. During 2008, our EVA® Plan was modified to include cash and cash equivalents as part of the Company’s net capital employed in the business. Because cash and cash equivalents were a significant component of the capital employed in the business in 2008 and 2009 they increased the capital charge, thereby contributing to our negative EVA. The EVA® performance for 2009 was a negative $13.7 million. We believe that EVA® represents an accurate measure of STRATTEC’s overall performance and shareholder value. (For further explanation of our EVA® Plan and the effect negative EVA® has on awards granted under our incentive plans, see our 2009 definitive Proxy Statement.)

Net Operating Loss After Cash-Basis Taxes		$(5.2)
Average Monthly Net Capital Employed	$84.8
Cost of Capital	10%

Capital Charge		(8.5)

Economic Value Added		$(13.7)

     EVA® is not a traditional financial measurement under U.S. GAAP and may not be similar to EVA® calculations used by other companies. However, STRATTEC believes the reporting of EVA® provides investors with greater visibility of economic profit. The following is a reconciliation of the relevant GAAP financial measures to the non-GAAP measures used in the calculation of STRATTEC’s EVA®.
Net Operating Loss After Cash-Basis Taxes:

2009 Net Loss as Reported	$(6.1)
Deferred Tax Provision	(3.0)
Other	3.9

Net Operating Profit After Cash-Basis Taxes	$(5.2)

Average Monthly Net Capital Employed:

Total Shareholders’ Equity as Reported at June 28, 2009	$71.4
Long-Term Liabilities	24.8
Deferred Tax Asset	(15.3)
Other	(2.4)

Net Capital Employed at June 28, 2009	$78.5
Impact of 12 Month Average	6.3

Average Monthly Net Capital Employed	$84.8

EVA® is a registered trademark of Stern, Stewart & Co.

2009 STRATTEC Annual Report	4

COMPANY DESCRIPTION
BASIC BUSINESS
     STRATTEC SECURITY CORPORATION designs, develops, manufactures and markets automotive security products including mechanical locks and keys, electronically enhanced locks and keys, steering column and instrument panel ignition lock housings; and access control products including latches, power sliding side door systems, power lift gate systems, power deck lid systems, door handles and related access control products for North American automotive customers. We also supply global automotive manufacturers through the VAST Alliance in which we participate with WITTE Automotive of Velbert, Germany and ADAC Automotive of Grand Rapids, Michigan. Our products are shipped to customer locations in the United States, Canada, Mexico, Europe, South America, Korea and China, and we provide full service and aftermarket support.
HISTORY
     STRATTEC formerly was a division of Briggs & Stratton Corporation. In 1995, STRATTEC was spun off from Briggs & Stratton through a tax-free distribution to the then-existing Briggs & Stratton shareholders and has since been an independent public company for fourteen years.
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
     Pickup trucks also use two to three locks, while sport utility vehicles and vans use three to five locks. Some vehicles have additional locks for consoles, storage compartments or folding rear seats. Pickup truck tailgate locks and spare tire locks are offered as options. Usually, two keys are provided with each vehicle lockset. Many of the vehicles we currently supply are using keys with sophisticated radio frequency identification technology for theft prevention. However, keys with remote entry devices integrated into a single unit have been added to our product line and are gaining in popularity.
     A growing product line for us is ignition lock housings. These housings are the mating part for our ignition locks and typically are part of the steering column structure, although there are instrument panel-mounted versions for certain vehicle applications. These

2009 STRATTEC Annual Report	5

COMPANY DESCRIPTION
housings are either zinc, or magnesium die castings or plastic and can include electronic components for theft deterrent systems.
     We are also developing business for additional access control products, including trunk latches, liftgate latches, tailgate latches, hood latches, side door latches and related hardware for this product category. With our completed acquisition of Delphi Corporation’s Power Products Group in fiscal 2009, we are now supplying power access devices for sliding side doors, liftgates and trunk lids. Through a joint venture formed with ADAC Automotive during fiscal 2007, we also supply door handle components and related vehicle access hardware.
MARKETS
     We are a direct supplier to OEM auto and light truck manufacturers as well as other transportation-related manufacturers. Our largest customers are General Motors Company, Chrysler Group LLC and Ford Motor Company. Our product mix varies by customer, but generally our sales tend to be highest in lock and key products, followed by ignition lock housings, power access products, the door handle and trim products produced by ADAC-STRATTEC de Mexico and latch products.
     Direct sales to various OEMs represented approximately 69% of our total sales for fiscal 2009. The remainder of our revenue is received primarily through sales to the OEM service channels, the aftermarket and Tier 1 customers.
     Sales to our major automotive customers, both OEM and Tier 1, are coordinated through direct sales personnel located in our Detroit-area office. Sales are also facilitated through daily interaction between our customer Program Managers and Application Engineers located in Detroit, and other product engineering personnel. Sales to other OEM customers are accomplished through a combination of our own sales personnel located in Detroit and personnel in our Milwaukee headquarters office. STRATTEC’s products are supported by an extensive staff of experienced product engineers. This staff, which includes product design, quality and manufacturing engineers, is capable of providing complete design, development and testing of new products for our customers. This staff also is available for customer problem solving, warranty analysis, and other activities that arise during a product’s life cycle. Our customers receive after-sales support in the form of special field service kits, service manuals, and specific in-plant production repair programs.
     The majority of our OEM products are sold in North America. While a modest amount of exporting is done to automotive assembly plants in Europe, Asia and South America, we are in the process of expanding our

2009 STRATTEC Annual Report	6

COMPANY DESCRIPTION
presence in these markets and elsewhere through our Vehicle Access Systems Technology (VAST) Alliance with WITTE-Automotive GmbH and ADAC Automotive. This Alliance is described in more detail on page 9.
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
CUSTOMER FOCUS
     To bring the proper focus to the relationships with our major customers, we have seven customer-focused teams, each with a Director of Sales, a Product Business Manager, one or two Engineering Program Managers and Customer Application Engineers. In addition to customer teams for General Motors, Ford and Chrysler, we currently have teams for New Domestic Vehicle Manufacturers, Access Controls (power and manual devices), Driver Control/Ignition Lock Housing customers, Tiered Products, and Service and Aftermarket customers. Sales and engineering for
The Aston Martin DBS uses an electronic key fob and mating docking station developed by STRATTEC exclusively for Aston Martin.

2009 STRATTEC Annual Report	7

COMPANY DESCRIPTION
ADAC-STRATTEC LLC are supported by our JV partner, ADAC Automotive.
     Each Sales Director is responsible for the overall relationship between STRATTEC and a specific customer group. Engineering Program Managers report to their respective teams and are responsible for coordinating engineering resources and managing new product programs for their customers.
     To serve our customers’ product needs, STRATTEC’s engineering resources are organized by product type. We currently have four product groups: Locks and Keys, Latches and Power Access Devices, Driver Control/Ignition Lock Housings and Electrical. Each group has an Engineering Manager and a complement of skilled engineers who design and develop products for specific applications. In doing this, each engineering group works closely with the Product Business Managers, team Engineering Program Managers, sales personnel and application engineers.
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
OPERATIONS
     A significant number of the components that go into our products are manufactured at our main facility and headquarters in Milwaukee, Wisconsin. This facility produces zinc die cast components, stampings and key blanks. We have two owned production facilities in Juarez, Mexico operating as STRATTEC de Mexico. Plant No. 1 houses assembly operations for locksets and ignition lock housings. Plant No. 2 houses our key finishing operations as well as dedicated space for the assembly operations of STRATTEC POWER ACCESS de Mexico and ADAC-STRATTEC de Mexico.
     Plant No. 2 in Juarez is a new facility we built during fiscal 2009 to replace a leased facility. This leased facility had housed STRATTEC Componentes Automotrices, a wholly-owned subsidiary under which our key finishing operations operated. This subsidiary was merged into STRATTEC de Mexico at the end of fiscal 2009.
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

2009 STRATTEC Annual Report	8

COMPANY DESCRIPTION
VAST ALLIANCE
     In fiscal 2001, we entered into a formal Alliance with WITTE-Velbert GmbH, an automotive supplier based in Germany which designs, develops, manufactures and markets automotive access control products for European-based customers. This Alliance consisted of two initiatives. The first was a cross licensing agreement which allowed STRATTEC to manufacture and market WITTE’s core products in North America, and WITTE to manufacture and market STRATTEC’s core products in Europe. The second initiative was a 50-50 joint venture to invest in operations with local partners in strategic markets outside of Europe and North America.
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

2009 STRATTEC Annual Report	9

COMPANY DESCRIPTION
ADAC-STRATTEC de MEXICO
     During fiscal 2007, we formed a joint venture with ADAC Automotive called ADAC-STRATTEC LLC including a wholly owned Mexican subsidiary ADAC-STRATTEC de MEXICO (ASdM). The purpose of this joint venture is to produce certain ADAC and STRATTEC products utilizing ADAC’s plastic molding expertise and STRATTEC’s assembly capability. ASdM currently operates out of defined space in one of STRATTEC’s manufacturing facilities located in Juarez, Mexico. Initial products from this joint venture include door handle components and exterior trim components for customers producing in Mexico. Financial results for this JV are consolidated into STRATTEC’s financial statements. As a start-up operation, ASdM had a minimal financial impact on STRATTEC’s fiscal 2007 through 2009 operating results. However, beginning in our fiscal 2010, we expect there will be growing activity in this joint venture.

STRATTEC has just introduced the world’s first codeable padlock. In a simple one-step process, users can code the padlock to their vehicle key. This provides significant convenience by reducing the number of keys users need to secure their lockers, storage sheds and vehicle accessories such as tool boxes, trailer hitches, etc.
STRATTEC POWER ACCESS LLC
     During fiscal year 2009, we formed a new subsidiary with WITTE Automotive called STRATTEC POWER ACCESS LLC (SPA) to acquire the North American business of the Delphi Power Products Group. WITTE is a minority owner. SPA in turn owns a Mexican subsidiary, STRATTEC Power Access de Mexico. The purpose of this subsidiary is to produce power access devices for sliding side doors, liftgates and trunk lids. SPA de Mexico currently operates out of defined space in one of STRATTEC’s manufacturing facilities located in Juarez, Mexico. Financial results for SPA are consolidated in STRATTEC’s financial statements. As a new operation effective November 30, 2008, SPA had a negative impact on STRATTEC’s fiscal 2009 operating results due to the overall economic slowdown that was experienced throughout the global economy. Beginning with our first full year of operation in fiscal 2010, we expect there will be improved results in this new joint venture.
SEASONAL NATURE OF THE BUSINESS
     The manufacturing of components used in automobiles is driven by the normal peaks and valleys associated with the automotive industry. Typically, the months of July and August are relatively slow as summer vacation shutdowns and model year changeovers occur at the automotive assembly plants. Further, September volumes increase rapidly as the new model

2009 STRATTEC Annual Report	10

COMPANY DESCRIPTION
year begins. This volume strength continues through October and into early November. As the holiday and winter seasons approach, the demand for automobiles slows as does production. March usually brings a major sales and production increase, which then continues through most of June. This results in our first fiscal quarter (ending in September) sales and operating results typically being our weakest, with the remaining quarters being more consistent. The recession of 2008-2009 abnormally altered this pattern resulting in dramatically reduced production levels throughout the period. We believe the more normal peaks and valleys will return as the economy emerges from the recession.
GLOBAL PRESENCE

1. STRATTEC — Milwaukee, Wisconsin[1]
2. STRATTEC de Mexico — Juarez, Mexico[1]
3. STRATTEC de Mexico — Key Finishing — Juarez, Mexico[1]
4. ADAC-STRATTEC de Mexico — Juarez, Mexico
5. STRATTEC Power Access de Mexico — Juarez, Mexico
6. ADAC Automotive — Grand Rapids and Muskegan, Michigan[1]
7. ADAC Automotive, STRATTEC and STRATTEC POWER ACCESS
(Sales/Engineering Offices — Detroit, Michigan[1]
8. WITTE Automotive — Velbert, Germany[1]
9. WITTE Automotive — Nejdek, Czech Republic[1]
10. VAST do Brasil — Sao Paulo, Brazil[2]
11. VAST Fuzhou — Fuzhou, China[2]
12. VAST Great Shanghai Co. — Shanghai, China[2]
13. VAST Japan — Tokyo, Japan (Branch Office)[2]
14. VAST Korea — Anyang, Korea (Branch Office)[2]

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

2009 STRATTEC Annual Report	11

VEHICLE LIST

2010 VEHICLES

We are proud to be associated with many of the quality vehicles produced in North America and elsewhere. The following model year 2010 cars and light trucks are equipped with STRATTEC products.

CARS AND CAR BASED UTILITY VEHICLES

Aston Martin DBS
Aston Martin DB9
Aston Martin V8 Vantage
Aston Martin Rapide
Aston Martin V12 Vantage
Buick Enclave
Buick LaCrosse
Buick Lucerne
Cadillac CTS
Cadillac DTS
Cadillac SRX
Cadillac STS
Chevrolet Camaro
Chevrolet Cobalt
Chevrolet Equinox
Chevrolet Corvette
Chevrolet HHR
Chevrolet Impala
Chevrolet Malibu
Chevrolet Traverse
Chrysler 300/300C
Chrysler PT Cruiser
Chrysler Sebring
Dodge Avenger
Dodge Caliber
Dodge Challenger
Dodge Charger
Dodge Journey
Dodge Viper
Ford Crown Victoria
Ford Mustang
Ford Taurus
GMC Acadia
GMC Terrain
Holden Commodore
(Australia only)
Honda Civic
Hyundai Veracruz
Jeep Compass
Jeep Patriot
Lincoln MKS
Lincoln Town Car
Pontiac G5 (2009 model)
Pontiac G6 (2009 model)
Pontiac G8 (2009 model)
Pontiac Solstice (2009 model)
Saab 9-4X
(late introduction)
Saturn Aura
Saturn Outlook
Saturn Sky (2009 model)

LIGHT TRUCKS, VANS AND SPORT UTILITY VEHICLES

Cadillac Escalade
Cadillac Escalade ESV
Cadillac Escalade EXT
Chevrolet Avalanche
Chevrolet Express Van
Chevrolet Silverado Pickup
Chevrolet Suburban
Chevrolet Tahoe
Chrysler Town & Country
Dodge Grand Caravan
Dodge Dakota Pickup
Dodge Nitro
Dodge Ram Pickup
Ford Expedition
Ford Expedition EL
Ford Explorer
Ford Explorer Sport Trac
Ford F-Series Pickup
Ford F-Series Supercrew
Ford F-Series Super Duty
Ford Ranger Pickup
GMC Savana
GMC Sierra Pickup
GMC Yukon
GMC Yukon XL
Hummer H2
Jeep Commander
Jeep Grand Cherokee
Jeep Liberty
Jeep Wrangler/Wrangler
Unlimited
Kia Sedona
Lincoln Navigator
Lincoln Navigator L
Mazda B-Series Pickup
Mercury Mountaineer
Nissan Titan
Volkswagen Routan

2009 STRATTEC Annual Report	12

MANAGEMENT’S DISCUSSION AND ANALYSIS
     The following Discussion and Analysis should be read in conjunction with STRATTEC SECURITY CORPORATION’s Financial Statements and Notes thereto. Unless otherwise indicated, all references to years or quarters refer to fiscal years or fiscal quarters.
Purchase of Delphi Power Products Business
     Effective November 30, 2008, STRATTEC SECURITY CORPORATION in combination with WITTE Automotive of Velbert, Germany, and Vehicle Access Systems Technology LLC (VAST), a joint venture between STRATTEC, WITTE and ADAC Automotive of Grand Rapids, Michigan, completed the acquisition of certain assets, primarily equipment and inventory, and assumption of certain employee liabilities of Delphi Corporation’s global Power Products business for approximately $7.3 million. For the purposes of owning and operating the North American portion of this acquired business, STRATTEC established a new subsidiary, STRATTEC POWER ACCESS LLC (SPA), which is 80 percent owned by STRATTEC and 20 percent owned by WITTE. The purchase price of the North American portion of the acquired business totaled approximately $4.4 million, of which STRATTEC paid approximately $3.5 million. WITTE acquired the European portion of the business for approximately $2.4 million. Effective February 12, 2009, SPA acquired the Asian portion of the business for approximately $500,000.
     The acquisition of the North American and Asian portions of this business by SPA was not material to STRATTEC’s consolidated financial statements. Amortizable intangible assets acquired totaled $890,000 and are subject to amortization over a period of nine years. In addition, goodwill of approximately $223,000 was recorded as part of the transaction. The amortizable intangibles and goodwill are included in Other Long-Term Assets in the Consolidated Balance Sheets. All goodwill and other intangible assets resulting from the purchase are expected to be deductible for tax purposes. The purchase accounting was completed as of the end of fiscal 2009.
     The operating results of SPA for the period December 1, 2008 through June 28, 2009 are consolidated with the financial results of STRATTEC and resulted in increased net loss to STRATTEC of approximately $2.1 million during fiscal 2009.
     SPA designs, develops, tests, manufactures, markets and sells power systems to operate vehicle sliding side doors and rear compartment access points such as liftgates and trunk lids. In addition, the product line includes power cinching latches and cinching strikers used in these systems. Current customers for these products supplied from North America are Chrysler LLC, Hyundai Motor Company, General Motors and Ford.
RESULTS OF OPERATIONS

Fiscal 2009 Highlights
     During fiscal year 2009, our major customers, Chrysler LLC, General Motors Corporation and Ford Motor Company presented long-term viability plans to the United States Government. These plans focused on reducing North American production capacity, closing facilities, eliminating certain vehicle models and brands and reducing overall structural costs to operate profitably at a 10 million vehicle production build level in North America. The above customers have taken steps to implement these plans over the next few years. The overall expectation is that North American vehicle build schedules will rebound from the historical 27 year low experienced in 2009, but will not reach the previous annual production build levels of 15-16 million vehicles again during the next 5 years.
     Our financial results for the year ended June 28, 2009 reflect the overall weakness in the U.S. economy, and in particular the sharp decline in vehicle sales and production during the year. In our quarter ended June 28, 2009, our two largest customers, Chrysler LLC and General Motors Corporation, filed for Chapter 11 bankruptcy protection for their U.S. legal entities. Chrysler’s filing occurred on April 30, 2009, and General Motors filed on June 1, 2009. Within days of its filing, Chrysler took the unusual step of shutting down all of its North American manufacturing facilities during May and June 2009. This development was on top of previously announced General Motors plant shutdowns idling a significant amount of its North American plant capacity for the purpose of reducing its retail inventory of new vehicles. May and June of 2009 were therefore extremely slow sales months for STRATTEC, each nearly 45 percent below our April 2009 sales levels. This slowness extended into July 2009, the first month of our fiscal 2010 year.
     We are reacting to the unprecedented decline in the North American auto industry in several ways. During our second, third and fourth fiscal quarters of 2009, we reduced our productive work force at both our Milwaukee, Wisconsin and Juarez, Mexico facilities through a combination of temporary and permanent layoffs. We will continue to adjust our productive workforce in this way until the business improves or stabilizes at a predictable level. Since the beginning of 2009, we have not replaced salaried associates who retired or left through normal attrition, saving nearly $1 million on an annualized basis. On January 15, 2009, we reduced our U.S. salaried workforce by approximately 10 percent. Effective January 1, 2009, we also froze executive officer salaries at their calendar year 2008 levels, and reduced our 401(k) match for salaried associates. Effective May 15, 2009, we reduced salaries for all salaried associates to the September 1, 2008 levels. We expect these changes will save approximately $2.5 million on an annual basis. However, these savings were offset during our third fiscal quarter with a charge to earnings of $350,000 for severance and outplacement costs. Other cost reduction activities aimed at reducing

2009 STRATTEC Annual Report	13

MANAGEMENT’S DISCUSSION AND ANALYSIS
general overhead costs are in place and continue to be implemented on an ongoing basis.
     In addition, with the November 2008 completion of our new manufacturing facility in Juarez, Mexico we vacated two leased facilities, one in Juarez and one in Matamoros, Mexico. We incurred approximately $205,000 of relocation costs to vacate the leased facility in Juarez. We anticipate annual savings of approximately $500,000 related to vacating the Juarez leased facility. The moves from the leased facilities to the new facility were completed during our third fiscal quarter. We did not incur lease termination costs as a result of vacating the leased facilities. The contractual lease term for the facility in Matamoros expired in July 2009. The lease related to this facility was assumed as part of the November 30, 2008 purchase of Delphi Power Products. The building was occupied through February 2009. We continued to make lease payments for the Matamoros facility through the end of the lease term. The lease payments made during the period the building was occupied were recorded as rent expense. A purchase accounting reserve was established as of the purchase date in accordance with our plan to move the operations from the Matamoros facility to the new facility in Juarez. The lease payments made from March 2009 through July 2009 were charged against this reserve. The contractual lease term for the facility in Juarez expired on February 2, 2009. This building was occupied through the end of January 2009. Lease payments for the Juarez facility were made and recorded as rent expense through the end of the lease term.
     A large volume ignition lock housing program originally planned for our VAST Fuzhou joint venture plant in China will soon be sourced from our North American operations, providing additional sales and increased production of this product line at both our Milwaukee and Juarez facilities. Production for this program began late in our 2009 fiscal year, and if current forecasts are correct, it should enhance sales by more than $12 million over the next two year period.
     The following is a discussion and analysis of our financial position and results of operations for the periods ended June 28, 2009 and June 29, 2008. As of the fourth quarter of 2009, we changed our method of accounting for inventory from the LIFO method to the FIFO method. Certain prior year amounts have been restated to reflect the LIFO to FIFO inventory costing change. See further discussion of the accounting change in Notes to Financial Statements.
2009 Compared to 2008
     Net sales were $126.1 million in 2009 compared to $159.6 million in 2008. The sales decreases in the current year were experienced across all of our largest customers. Sales to General Motors Corporation in the current year were $39.2 million compared to $45.0 million in the prior year due to lower vehicle production volumes on the vehicles we supply. The impact of the lower volumes was partially offset by the takeover of certain passenger car lockset production from another supplier and $800,000 of sales generated by SPA primarily relating to products supplied on the Buick minivan produced in China. The prior year sales to General Motors were impacted by production reductions as a direct result of a strike called by the UAW against a major General Motors supplier. Sales to Chrysler LLC were $31.9 million in the current year compared to $40.2 million in the prior year. This sales reduction was due to a combination of lower vehicle production volumes and reduced component content in the security products we supply, offset by $9.8 million of sales generated by SPA relating primarily to the products supplied on the Dodge, Chrysler and Volkswagen minivans. Sales to Ford Motor Company were $12.6 million in the current year compared to $19.4 million in the prior year and sales to Delphi Corporation were $6.3 million in the current year compared to $14.9 million in the prior year. Included in the current year Ford sales were $800,000 of sales generated by SPA primarily relating to products supplied on the Lincoln Town Car. The lower sales to Ford and Delphi were primarily due to lower vehicle production volumes. The impact of the above mentioned strike in the prior year reduced sales to General Motors and Delphi Corporation by approximately $3.5 million in 2008.
     Gross profit as a percentage of net sales was 10.5 percent in the current year compared to 15.5 percent in the prior year. The decrease in the gross profit margin was primarily attributed to our customers’ reduced vehicle production volumes, which lowered the absorption of our fixed manufacturing costs. The impact of the reduced production volumes was partially offset by lower purchased material costs for zinc and brass along with a favorable Mexican peso to U.S. dollar exchange rate affecting our operations in Mexico. The current year was also negatively impacted by approximately $205,000 of relocation costs related to the move from our leased facility in Juarez, Mexico to our new owned manufacturing facility in Juarez, a non-recurring inventory adjustment of $152,000 and severance costs of $154,000 relating to a work force reduction in Mexico in January 2009. Construction of our new facility was completed in November 2008, and the move from our leased facility in Juarez to our new facility was completed in February 2009. The non-recurring inventory adjustment related to finished goods inventory that was acquired in the Delphi Power Products business acquisition. The value of the finished goods inventory acquired was adjusted to its selling price less costs to sell, and gross profit was negatively impacted by the inventory that was sold during the year. The 2008 year was also negatively impacted by non-recurring items including a lump sum bonus totaling $243,000 paid to our Milwaukee represented hourly workers resulting from a new four-year labor contract ratified

2009 STRATTEC Annual Report	14

MANAGEMENT’S DISCUSSION AND ANALYSIS
on June 22, 2008 as well as the disposal of a customer specific fixed asset resulting in a fixed asset disposal loss of $382,000.
     The average zinc price paid per pound decreased to $1.21 in the current year from $1.53 in the prior year. During the current year, we used approximately 5.3 million pounds of zinc. This resulted in decreased zinc costs of approximately $1.7 million in the current year compared to the prior year. The average brass price paid per pound decreased to $3.05 in the current year from $3.84 in the prior year. During the current year, we used approximately 830,000 pounds of brass. This resulted in decreased brass costs of approximately $655,000 in the current year compared to the prior year.
     The inflation rate in Mexico for the twelve months ended June 28, 2009 was approximately 5.6 percent and increased our operating costs by approximately $880,000 in the current year over the prior year. The average U.S. dollar/Mexican peso exchange rate increased to approximately 12.75 pesos to the dollar in the current year from approximately 10.75 pesos to the dollar in the prior year. This resulted in decreased costs related to our Mexican operations of approximately $2.7 million in the current year compared to the prior year.
     Engineering, selling and administrative expenses were $25.5 million in the current year, compared to $24.0 million in the prior year. The increase was primarily attributed to hiring SPA engineering personnel, contracting with Delphi for temporary transition services related to the acquisition, outside legal costs incurred to defend a STRATTEC patent net of a recovery from a third party and a charge of $350,000 for severance and outplacement costs relating to a 10 percent reduction in our U.S. salaried work force on January 15, 2009. These added costs were partially offset by the cost savings from the salary work force reduction, reduced 401(k) match for salaried associates implemented in January 2009 and a salary reduction and temporary work furloughs for our U.S. salaried associates, each of which were implemented in May 2009.
     The provision for bad debts of $500,000 in the current year was recorded in connection with Chrysler’s filing for Chapter 11 bankruptcy protection for certain of their U.S. legal entities on April 30, 2009. The Chrysler and General Motors bankruptcy filings had little affect on our receivables with Chrysler and General Motors, as both Companies were able to continue making payments to suppliers for parts they had purchased prior to their bankruptcy filings. We increased our reserve for doubtful accounts at the end of our fiscal 2009 third quarter by $500,000 in anticipation of difficulties collecting on our receivables from Chrysler. While a majority of our pre-bankruptcy receivables from both Chrysler and General Motors have been paid under normal terms, there remain some minor pre-bankruptcy past-due receivable balances still outstanding. We expect these to be resolved or adequately accounted for through the reserve recorded in the third quarter. Subsequently, both Companies emerged from bankruptcy and started to resume production in July.
     The loss from operations in the current year was $12.7 million compared to income from operations of $805,000 in the prior year. This reduction was the result of the decrease in sales and gross profit margin, the increase in operating expenses and the provision for doubtful accounts as discussed above.
     Interest income was $731,000 in the current year compared to $2,749,000 in the prior year. The decrease was due to both lower invested cash and cash equivalent balances and investment returns on these assets in the current year compared to the prior year.
     Net other income was $885,000 in the current year compared to $230,000 in the prior year. The increase was primarily due to favorable gains resulting from foreign currency transactions entered into by our Mexican subsidiaries of $918,000 in the current year compared to transaction losses of $320,000 in the prior year. The foreign currency transaction gains were offset by increased losses on the Rabbi Trust which funds our supplemental executive retirement plan totaling $393,000 in the current year compared to $174,000 in the prior year. The investments held in the Rabbi Trust are considered trading securities. Also offsetting the foreign currency transaction gains were reduced gains from our joint venture investment in China. Our portion of the joint venture gain totaled $245,000 in the current year compared to $561,000 in the prior year. The reduction was primarily due to lower income generated by this joint venture.
     Our effective income tax rate for 2009 was 40.7 percent compared to 25.0 percent in 2008. The 2009 tax benefit was impacted by a higher U.S. effective tax rate applied to pre-tax U.S. losses and a lower Mexican tax rate being applied to pre-tax income in Mexico. The overall U.S. effective tax rate differed from the Federal statutory tax rate primarily due to the effects of state income taxes. The 2008 provision included a favorable tax adjustment primarily related to Mexican tax benefits allowed for our Mexican subsidiaries. The favorable adjustment totaled $573,000. In addition, reduced 2008 earnings resulted in a larger percentage of our consolidated taxable income being taxed in Mexico, which has a lower effective rate as compared to the U.S. rate. At June 28, 2009, we have deferred tax assets resulting from unused operating losses and unused tax credits that we are allowed to carry-forward to future years. The deferred tax asset relating to these losses and credit carry-forwards total approximately $3.3 million at June 28, 2009. The loss and credit carry-forwards expire in years 2017 through 2029. We evaluated the need to maintain a valuation allowance against our deferred tax assets. Based on this evaluation, which included a review of recent profitability and projections of future profitability, we concluded that a valuation allowance is not necessary.
2008 Compared to 2007
     Net sales were $159.6 million in 2008 compared to $167.7 million in 2007. The lower sales primarily resulted from a 12-week strike against a major supplier to General Motors

2009 STRATTEC Annual Report	15

MANAGEMENT’S DISCUSSION AND ANALYSIS
Corporation and a dramatic shift in vehicle demand by consumers. The strike, which occurred over the last four weeks of our fiscal 2008 third quarter and eight weeks of our fourth quarter, affected General Motors’ production, resulting in the temporary closure of several vehicle plants we supply. These were normally high-volume production plants. Most of these plants had been producing large pickup trucks and SUVs. During our fiscal 2008 fourth quarter gasoline prices reached and then exceeded $4.00 per gallon, significantly accelerating a shift in consumer preferences away from large vehicles. The resulting glut of large vehicles at retail outlets caused all of our major customers to re-align their production schedules and mix, emphasizing smaller vehicles. The volume of vehicles produced by our customers during this re-alignment had declined, resulting in lower sales and production. While the effect of the strike was a one-time event, we believe the re-alignment of production to reflect changing consumer preferences is a long-term issue.
     Sales to our largest customers overall decreased in 2008 as compared to 2007. Sales to General Motors increased to $45.0 million in 2008 from $35.7 million in 2007. The increase was due to higher product content on certain General Motors’ vehicles, the takeover of certain passenger car lockset production from another supplier and price adjustments received to partially recover raw material cost increases (these price concessions are described in greater detail below), which we experienced last year. These increases were partially offset by production reductions as a direct result of a strike called by the UAW against a major General Motors supplier and lower vehicle production volumes for trucks and SUVs. Sales to Ford Motor Company were $19.4 million during 2008 compared to $21.0 million during 2007 due to lower Ford vehicle production volumes. Sales to Chrysler LLC decreased to $40.2 million during 2008 from $58.1 million during 2007 due to a combination of reduced component content in the products we supply and lower vehicle production volumes. Sales to Delphi Corporation were $14.9 million during 2008 compared to $18.4 million during 2007. This decrease was primarily due to reduced component content and lower production volumes, somewhat offset by price adjustments received to partially recover raw material cost increases experienced last year. The impact of the above mentioned strike reduced sales to General Motors and Delphi Corporation by approximately $3.5 million in 2008. Sales of ignition lock housings to other Tier 1 suppliers increased $4.3 million in 2008 compared to 2007. Sales related to our joint venture with ADAC Automotive totaled $5.2 million in 2008, which includes $3.3 million of sales to our largest customers discussed above. This joint venture was not in full operation during all of 2007.
     Gross profit as a percentage of net sales was 15.5 percent in 2008 compared to 15.8 percent in 2007. The gross profit margin was favorably impacted by lower purchased raw material costs for zinc, cost reductions resulting from the move of our service product assembly operation from our Milwaukee, Wisconsin facility to our Juarez, Mexico facilities and price increases received from some of our customers to recover the higher purchased raw material costs we experienced in 2007 as discussed above in connection with our net sales. In addition, 2007 included a charge for severance and separation costs related to the service product assembly operation move which reduced our gross profit margin by $366,000. The move of the service product assembly operation took place in January 2007. The overall increase in the gross profit margin was offset by reductions in our customers’ vehicle production volumes during the last six months of 2008 which lowered overhead absorption of our manufacturing costs. In addition, 2008 included a lump sum bonus totaling $243,000 paid to our Milwaukee represented hourly workers resulting from a new four-year labor contract ratified on June 22, 2008 as well as the disposal of a customer specific fixed asset resulting in a fixed asset disposal loss of $382,000. The average zinc price paid per pound decreased to $1.53 in 2008 from $1.77 in 2007. During 2008, we used approximately 7.7 million pounds of zinc. This resulted in decreased zinc costs of approximately $1.8 million in 2008 compared to 2007. Given the significant financial impact on us relating to changes in the cost of our primary raw materials, commencing with fiscal 2008, we began quoting quarterly material price adjustments for changes in our raw material costs in our negotiations with our customers. Our success in obtaining these quarterly price adjustments in our customer contracts is dependant on separate negotiations with each customer. It is not a standard practice for our customers to include such price adjustments in their contracts. We have been successful in obtaining quarterly price adjustments in some of our customer contracts. However, we have not been successful in obtaining the adjustments with all of our customers.
     Engineering, selling and administrative expenses were $24.0 million in 2008 compared to $20.2 million in 2007. The increased expense was attributed to hiring additional engineers to support new product development and new customer programs that were under launch.
     Income from operations decreased to $805,000 in 2008 from $6.3 million in 2007. This decrease was primarily the result of reductions in our net sales and increases in our operating expenses as discussed above.
     Other income, net, decreased $485,000 to $230,000 in 2008. The reduction is primarily due to a loss of $174,000 related to our Rabbi Trust during 2008 compared to a gain of $450,000 in 2007. The Rabbi Trust funds our supplemental executive retirement plan. In addition, our equity in earnings from joint ventures increased to $561,000 during 2008 from $394,000 during 2007.
     Our effective tax rate in both 2008 and 2007 was not our normal effective income tax rate of 37.0 percent. Our effective income tax rate for 2008 was 25.0 percent compared to 23.6 percent in 2007. The 2008 provision included a favorable tax adjustment primarily

2009 STRATTEC Annual Report	16

MANAGEMENT’S DISCUSSION AND ANALYSIS
related to Mexican tax benefits allowed for our Mexican subsidiaries. The favorable adjustment totaled $573,000. In addition, reduced 2008 earnings resulted in a larger percentage of our consolidated taxable income being taxed in Mexico, which has a lower effective rate as compared to the U.S. rate. The 2007 provision included a state refund claim recovery and a favorable tax adjustment primarily related to foreign tax adjustments. The claim recovery, net of the Federal income tax impact, was $329,000. The favorable tax adjustment totaled $1.1 million.
LIQUIDITY AND CAPITAL RESOURCES
     Our primary source of cash flow is from our major customers, which include General Motors Corporation, Ford Motor Company and Chrysler LLC. A summary of our outstanding receivable balances from our major customers as of June 28, 2009 is as follows (in thousands of dollars):

	U.S.	Canada	Mexico	Total

General Motors	$6,814	$—	$215	$7,029
Ford	$2,192	$184	$—	$2,376
Chrysler	$1,599	$543	$485	$2,627
     As discussed under results of operations, our two largest customers, Chrysler and General Motors, filed for Chapter 11 bankruptcy protection for their U.S. legal entities in our quarter ended June 28, 2009. As a result of the filing, Chrysler shut down all of its North American manufacturing facilities during May and June. General Motors also had plant shutdowns idling a significant amount of its North American plant capacity for the purpose of reducing its retail inventory of new vehicles. These reductions in production will negatively impact our cash flow from operations during the first quarter of fiscal 2010. However, we believe that our existing cash balances along with our Line of Credit, which is discussed below, is adequate to meet our anticipated capital expenditure, working capital and operating expenditure requirements. A provision for doubtful accounts of $500,000 was recorded in our current year in connection with these bankruptcy filings. The Chrysler and General Motors bankruptcy filings did not significantly impact the collection of pre-bankruptcy receivable balances as both companies were able to continue making payments to suppliers for parts they had purchased prior to their bankruptcy filings. While a majority of our receivables from both Chrysler and General Motors have been paid under normal terms, there remain some minor past-due pre-bankruptcy receivable balances still outstanding. We expect these to be resolved or adequately accounted for through the reserve recorded in our third quarter. Subsequently, both companies emerged from bankruptcy and started to resume production in July.
     The Ford Motor Company has been able to avoid a bankruptcy filing to date by restructuring their operations, reducing their work force and by obtaining concessions from both their unionized work force and debt holders. The above actions taken by the Ford Motor Company do not assure that a bankruptcy filing or request for financial assistance from the U.S. Government will not occur in the near future. Any bankruptcy filing or assistance from the U.S. Government could negatively impact the revenues we generate from sales of our products to Ford as well as the resulting cash flow.
     Cash flow used in operating activities was $6.8 million in 2009 compared to cash provided by operating activities of $3.8 million in 2008. Current year operating cash flow was negatively impacted by our overall financial results and the initial funding of working capital related to the SPA operations. Pension contributions to our qualified plan totaled $3 million in 2009 and $5 million in 2008.
     On February 26, 2009, our Board of Directors took action to suspend payment of our quarterly dividend to conserve cash. During the first three quarters of fiscal 2009 approximately $1.5 million of cash dividends were paid to our shareholders.
     Our 2008 prepaid pension obligations relate to our qualified pension plan. The 2009 balance related to the qualified plan is a liability of $14.5 million and is included in Accrued Pension Obligations on the Consolidated Balance Sheets. The change in the balance during 2009 is the result of the net impact of pension contributions, the actuarially calculated pension expense for each year and the impact of the recognition of the funded status of the plan. The 2009 pre-tax funded status adjustment increased our liability position by $17.8 million at June 28, 2009. We anticipate pension contributions will be approximately $4 million in 2010 to fund the underfunded status of our qualified pension plan.
     Capital expenditures were $12.5 million in 2009 compared to $10.9 million in 2008. Expenditures were primarily in support of requirements for new product programs, the upgrade and replacement of existing equipment and the construction of a new building in Juarez, Mexico to replace a leased facility. We anticipate capital expenditures will be approximately $5 million in fiscal 2010 in support of requirements for new product programs and the upgrade and replacement of existing equipment.
     Our Board of Directors has authorized a stock repurchase program to buy back outstanding shares of our common stock. Shares authorized for repurchase under the program totaled 3,839,395 at June 28, 2009. Over the life of the repurchase program through June 28, 2009, a total of 3,655,322 shares have been repurchased at a cost of approximately $136.4 million. During fiscal year 2009, 193,989 shares were repurchased at a cost of approximately $6.2 million. Additional repurchases may occur from time to time and

2009 STRATTEC Annual Report	17

MANAGEMENT’S DISCUSSION AND ANALYSIS
are expected to continue to be funded by cash flow from operations and current cash balances. Based on the current economic environment and our preference to conserve cash, we anticipate minimal or no stock repurchase activity in fiscal year 2010.
     We have a $50 million short-term, unsecured line of credit (“Line of Credit”) with M&I Marshall & Ilsley Bank which expires October 31, 2009. Interest on borrowings under the Line of Credit is at varying rates based on the London Interbank Offering Rate or the bank’s prime rate. There were no outstanding borrowings at June 28, 2009 or June 29, 2008. There were no borrowings under any third party debt facilities during 2009, 2008 or 2007. The Line of Credit is not subject to any covenants. We are also in process of negotiating a new Line of Credit and anticipate this facility to be renewed but at a reduced available borrowing amount. We believe the Line of Credit is adequate, along with cash flow from operations, to meet our anticipated capital expenditure, working capital and operating expenditure requirements as we manage our business through these unusually low automotive vehicle production levels.
     Over the past several years, we have been impacted by rising health care costs, which have increased our cost of employee medical coverage. A portion of these increases have been offset by plan design changes and employee wellness initiatives. We have also been impacted by increases in the market price of zinc, brass and magnesium and inflation in Mexico, which impacts the U.S. dollar costs of our Mexican operations. We have negotiated raw material price adjustment clauses with certain customers to offset some of the market price fluctuations. We do not hedge against our Mexican peso exposure.
OFF-BALANCE SHEET ARRANGEMENTS
     Contractual obligations are as follows as of June 28, 2009 (thousands of dollars):

	Payments Due By Period
		Less Than			More Than
Contractual Obligation	Total	1 Year	1–3 Years	3–5 Years	5 Years
Operating Leases	$2,784	$645	$1,150	$789	$200
Other Purchase Obligations	9,997	7,941	2,056	—	—
Pension and Postretirement Obligations (a)	7,492	7,492	—	—	—

Total	$20,273	$16,078	$3,206	$789	$200

(a)	As disclosed in our Notes to Financial Statements, estimated cash funding related to our pension and postretirement benefit plans totals $7.5 million in 2010. Because the timing of funding related to these plans beyond 2010 is uncertain, and is dependent on future movements in interest rates and investment returns, changes in laws and regulations, and other variables, pension and postretirement outflows beyond 2010 have not been included in the table above.
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
     VAST LLC participates in joint ventures in Brazil and China. VAST do Brasil, a joint venture between VAST LLC and Ifer do Brasil Ltda., was formed to service customers in South America. VAST Fuzhou and VAST Great Shanghai, joint ventures between VAST LLC, Fortitude Corporation and a unit of Elitech Technology Co. Ltd. of Taiwan, are the base of operations to service our automotive customers in the Asian market. VAST LLC also maintains branch offices in South Korea and Japan in support of customer sales and engineering requirements.
     The VAST investments are accounted for using the equity method of accounting. The activities related to the VAST joint ventures resulted in equity in earnings of joint ventures to STRATTEC of approximately $245,000 during 2009 and $561,000 during 2008. During the current year, the VAST partners made capital contributions to VAST totaling approximately $1.7 million in support of general operating expenses. STRATTEC’s portion of the capital contributions totaled $551,000.
     In fiscal year 2007, we entered into a joint venture with ADAC, in which STRATTEC holds a 50.1 percent interest and ADAC holds a 49.9 percent interest. The joint venture was created to establish injection molding and door handle assembly operations in Mexico. ADAC-STRATTEC LLC, a Delaware limited liability company, was formed on October 27, 2006. An additional

2009 STRATTEC Annual Report	18

MANAGEMENT’S DISCUSSION AND ANALYSIS
Mexican entity, ADAC-STRATTEC de Mexico, which is wholly owned by ADAC-STRATTEC LLC, was formed on February 21, 2007. ADAC-STRATTEC de Mexico production activities began in July 2007. ADAC-STRATTEC LLC’s financial results are consolidated with the financial results of STRATTEC and resulted in no change in net income to STRATTEC in 2009 and increased net income to STRATTEC of $26,000 in 2008.
     As previously noted, effective November 30, 2008, STRATTEC and WITTE established a new subsidiary, STRATTEC POWER ACCESS LLC, which is 80 percent owned by STRATTEC and 20 percent owned by WITTE. STRATTEC POWER ACCESS LLC operates the North American portion of the Power Products business which was acquired from Delphi Corporation.
RECENTLY ISSUED ACCOUNTING STANDARDS
     In December 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment to ARB No. 51.” SFAS No. 160 establishes accounting and reporting standards that require the ownership interest in subsidiaries held by parties other than the parent be clearly identified and presented in the consolidated balance sheets within equity, but separate from the parent’s equity, the amount of consolidated net income attributable to the parent and the noncontrolling interest be clearly identified and presented on the face of the Consolidated Statements of Operations, and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. This statement is effective for fiscal years beginning after December 15, 2008 and will be effective for us beginning in fiscal 2010. We do not expect the new standard to have a material impact on our financial position or results of operations.
     In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations.” SFAS No. 141(R) retains the underlying concepts of SFAS No. 141 in that all business combinations are required to be accounted for at fair value under the acquisition method of accounting, but SFAS No. 141(R) changed the method of applying the acquisition method in a number of aspects. SFAS No. 141(R) requires that (1) for all business combinations, the acquirer record all assets and liabilities of the acquired business, including goodwill, generally at their fair values; (2) certain contingent assets and liabilities acquired be recognized at their fair value on the acquisition date; (3) contingent consideration be recognized at its fair value on the acquisition date and, for certain arrangements, changes in fair value will be recognized in earnings when settled; (4) acquisition related transaction and restructuring costs be expensed rather than treated as part of the cost of the acquisition and included in the amount recorded for assets acquired; (5) in step acquisitions, previous equity interests in an acquiree held prior to obtaining control be remeasured to their acquisition date fair values, with any gain or loss recognized in earnings; and (6) when making adjustments to finalize initial accounting, companies revise any previously issued post-acquisition financial information in future financial statements to reflect any adjustments as if they had been recorded on the acquisition date. SFAS No. 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS No. 141(R) amends SFAS No. 109 such that the adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of this statement should also apply the provisions of SFAS No. 141(R). This standard will be applied to all future business combinations in accordance with the effective dates as early adoption is prohibited.
     On December 30, 2008, the FASB issued FASB Staff Position (FSP) FAS 132R-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets,” which significantly expands the disclosures required by employers for postretirement plan assts. The FSP requires plan sponsors to provide extensive new disclosures about assets in defined benefit postretirement benefit plans as well as any concentrations of associated risks. In addition, the FSP requires new disclosures similar to those in FASB Statement 157, Fair Value Measurements, in terms of the three-level fair value hierarchy, including a reconciliation of the beginning and ending balances of plan assets that fall within Level 3 of the hierarchy. FSP FAS 132R-1 is effective for periods ending after December 15, 2009. The disclosure requirements are annual and do not apply to interim financial statements.
     In May 2009, the FASB issued Statement 165, Subsequent Events, to incorporate the accounting and disclosure requirements for subsequent events into U.S. generally accepted accounting principles. Statement 165 introduces new terminology, defines a date through which management must evaluate subsequent events, and lists the circumstances under which an entity must recognize and disclose events or transactions occurring after the balance sheet date. We adopted Statement 165 as of June 28, 2009. We evaluated our June 28, 2009 financial statements for subsequent events through August 4, 2009, the date the financial statements were available to be issued. We are not aware of any subsequent events which would require recognition or disclosure in the financial statements.
     In June 2009, FASB issued, “Accounting Standards Update No. 2009-1, Topic 105 – Generally Accepted Accounting Principles amendments based on the Statement of Financial Standards No. 168 – the FASB Accounting Standard Codifications and the Hierarchy of Generally Accepted Accounting Principles and Statement of Financial Accounting Standard No. 168, the FASB Accounting Standards Codification and the Hierarchy of Generally

2009 STRATTEC Annual Report	19

MANAGEMENT’S DISCUSSION AND ANALYSIS
Accepted Accounting Principles, a replacement of FASB Statement No. 62.” The Accounting Standards Update and SFAS No. 168 make the FASB Codification the authoritative source of GAAP. The FASB Codification is effective for interim and annual reporting periods ending after September 15, 2009. We will update GAAP referencing for our September 27, 2009 Form 10-Q. The FASB Codification is not expected to have a material impact on our financial reporting.
CRITICAL ACCOUNTING POLICIES
We believe the following represents our critical accounting policies:
     Pension and Postretirement Health Benefits — Pension and postretirement health obligations and costs are developed from actuarial valuations. The determination of the obligation and expense for pension and postretirement health benefits is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in the Notes to Financial Statements and include, among others, the discount rate, expected long-term rate of return on plan assets, retirement age and rates of increase in compensation and health care costs. We evaluate and update all of the assumptions annually on June 30, the measurement date. Refer to Notes to Financial Statements for the impact of the pension and postretirement plans on the financial statements.
     We determine the discount rate used to measure plan liabilities using prevailing market rates of a large population of high-quality, non-callable, corporate bonds currently available that, if the obligation was settled at the measurement date, would provide the necessary future cash flows to pay the benefit obligation when due. Using this methodology, we determined a discount rate of 6.86 percent to be appropriate as of June 30, 2009, which is a decrease of .27 percentage points from the rate used at June 30, 2008. The impact of this change decreased our year-end 2009 projected pension benefit obligations by approximately $2.3 million, the year-end 2009 accumulated pension benefit obligations by approximately $2.1 million and the year-end 2009 accumulated postretirement obligation by approximately $164,000. This change is also expected to decrease our 2010 pension expense by $247,000 and is not expected to have an impact on the postretirement expense.
     As of June 30, 2009, we decreased the salary scale from 3.5% to 3%. The impact of this change decreased our year-end 2009 projected pension benefit obligations by approximately $652,000 and increased our year-end 2009 accumulated pension benefit obligations by approximately $253,000. This change is also expected to decrease our 2010 pension expense by $179,000.
     As of June 30, 2008, we increased the assumed probability of early retirement for eligible associates with at least 30 years of service. The impact of this change increased our year-end 2008 projected pension benefit obligations by approximately $2.2 million, the year-end 2008 accumulated pension benefit obligations by approximately $2.8 million and the year-end 2008 accumulated postretirement obligation by approximately $470,000. This change also increased our 2009 pension expense by $370,000 and postretirement expense by $120,000.
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
     A significant element in determining the pension expense in accordance with SFAS No. 87 and SFAS No. 158 is the expected return on plan assets. Our assumption for the expected return on plan assets is based on historical results for similar allocations among asset classes and was 8.5 percent for 2008, 8.25 percent for 2009 and was reduced to 8.0 percent for 2010. This reduced the expected return on plan assets by approximately $200,000 in both 2009 and 2010. Refer to Notes to Financial Statements for additional information on how this rate was determined.
     The difference between the expected return and actual return on plan assets is deferred and, under certain circumstances, amortized over future years of service. Therefore, the deferral of past asset gains and losses ultimately affects future pension expense. This is also the case with changes to actuarial assumptions. As of June 30, 2009, we had $36.2 million of net unrecognized pension actuarial losses, which includes deferred asset losses of $19.3 million. As of June 30, 2009, we had unrecognized postretirement actuarial losses of $10.1 million. These amounts represent potential future pension and post-retirement expenses that would be amortized over average future service periods. The average remaining service period is about 11 years for the pension plans and 13 years for the postretirement plan.
     During fiscal years 2009, 2008 and 2007, we contributed $3 million, $5 million and $7 million, respectively, to our qualified pension plan. Future pension contributions are expected to be $3 to $4 million annually depending on market conditions. We have evaluated the potential impact of the Pension Protection Act (the “Act”), which was passed into law on August 17, 2006, on future pension plan funding requirements based on current market conditions. The Act has not had and is not anticipated to have in future periods a material effect on our level of future funding requirements or on our liquidity and capital resources.
     A significant element in determining the postretirement health expense in accordance with SFAS No. 106 is the health care cost trend rates. We develop these rates based on historical

2009 STRATTEC Annual Report	20

MANAGEMENT’S DISCUSSION AND ANALYSIS
cost data, the near-term outlook and an assessment of likely long-term trends. Changes in the health care cost trend rate assumption will have a significant effect on the post-retirement benefit amounts reported. Refer to Notes to Financial Statements for an analysis of the impact of a one percent change in the trend rate.
     While we believe that the assumptions used are appropriate, significant differences in the actual experience or significant changes in the assumptions may materially affect our pension and postretirement health obligations and future expense.
     Other Reserves — We have reserves such as an environmental reserve, an incurred but not reported claim reserve for self-insured health plans, a workers’ compensation reserve, an allowance for doubtful accounts related to trade accounts receivable and a repair and maintenance supply parts reserve. These reserves require the use of estimates and judgment with regard to risk exposure, ultimate liability and net realizable value.
     Environmental Reserve — We have a liability recorded related to the estimated costs to remediate a site at our Milwaukee facility, which was contaminated by a solvent spill from a former above ground solvent storage tank occurring in 1985. The recorded environmental liability balance involves judgment and estimates. Our reserve estimate is based on a third party assessment of the costs to adequately cover the cost of active remediation of the contamination at this site. Actual costs might vary from this estimate for a variety of reasons including changes in laws and changes in the assessment of the level of remediation actually required at this site. Therefore, future changes in laws or the assessment of the level of remediation required could result in changes in our estimate of the required liability. Refer to the discussion of Commitments and Contingencies included in the Notes to Financial Statements on page 37 of this 2009 Annual Report.
     Incurred But Not Reported Claim Reserve for Self-Insured Health plans and Workers’ Compensation Reserve — We have self-insured medical and dental plans covering all eligible U.S. associates. We also maintain an insured workers’ compensation program covering all U.S. associates. The insurance is renewed annually and may be covered under a loss sensitive plan. Under a loss sensitive plan, the ultimate cost is dependent upon losses incurred during the policy period. The incurred loss amount for loss sensitive policies will continue to change as claims develop and are settled in future periods. The expected ultimate cost of claims incurred under these plans is subject to judgment and estimation. We estimate the ultimate expected cost of claims incurred under these plans based upon the aggregate liability for reported claims and an estimated additional liability for claims incurred but not reported. Our estimate of claims incurred but not reported is based on an analysis of historical data, current trends related to claims and health care costs and information available from the insurance carrier. Actual ultimate costs may vary from estimates due to variations in actual claims experience from past trends and large unexpected claims being filed. Therefore, changes in claims experience and large unexpected claims could result in changes to our estimate of the claims incurred but not reported liabilities. Refer to the discussion of Self Insurance and Loss Sensitive Plans under Organization and Summary of Significant Accounting Policies included in Notes to Financial Statements on page 33 of this 2009 Annual Report.
     Allowance for Doubtful Accounts Related to Trade Accounts Receivable — Our trade accounts receivable consist primarily of receivables due from Original Equipment Manufacturers in the automotive industry and locksmith distributors relating to our service and aftermarket business. Our evaluation of the collectability of our trade accounts receivable involves judgment and estimates and includes a review of past due items, general economic conditions and the economic climate of the industry as a whole. The estimate of the required reserve involves uncertainty as to future collectability of receivable balances. This uncertainty is magnified by the financial difficulty currently experienced by our customers as discussed under Risk-Factors-Loss of Significant Customers, Vehicle Content, Vehicle Models and Market Share on page 22 of this 2009 Annual Report. Refer to the discussion of Receivables under Organization and Summary of Significant Accounting Policies included in Notes to Financial Statements on page 30 of this 2009 Annual Report. We increased our allowance for uncollectible trade accounts receivable by $500,000 during 2009 in connection with Chrysler LLC’s filing for Chapter 11 bankruptcy protection for certain of their U.S. legal entities on April 30, 2009. General Motors filed for Chapter 11 bankruptcy for their U.S. legal entities on June 1, 2009. The bankruptcy filings did not significantly impact the collection of pre-bankruptcy receivable balances as both Companies were able to continue to make payments to suppliers for parts they had purchased prior to their bankruptcy filings. While a majority of our receivables from both Chrysler and General Motors have been paid under normal terms, there remain some minor past-due pre- bankruptcy receivable balances still outstanding. We expect these to be resolved or adequately accounted for through the reserve recorded in 2009.
     Repair and Maintenance Supply Parts Reserve — We maintain an inventory of repair and maintenance parts in support of operations. The inventory includes critical repair parts for all production equipment as well as general maintenance items. The inventory of critical repair parts is required to avoid disruptions in our customers’ just-in-time production schedules due to lack of spare parts when equipment break-downs occur. Depending on maintenance requirements during the life of the equipment, excess quantities of repair parts arise. A repair and maintenance supply parts reserve is maintained to recognize the normal adjustment of inventory for obsolete and slow-moving repair and maintenance supply parts. Our evaluation of the reserve level involves judgment and estimates, which are based on a review of historical

2009 STRATTEC Annual Report	21

MANAGEMENT’S DISCUSSION AND ANALYSIS
obsolescence and current inventory levels. Actual obsolescence may differ from estimates due to actual maintenance requirements differing from historical levels. This could result in changes to our estimated required reserve. Refer to the discussion of Repair and Maintenance Supply Parts under Organization and Summary of Significant Accounting Policies included in the Notes to Financial Statements on page 31 of this 2009 Annual Report.
     We believe the reserves discussed above are estimated using consistent and appropriate methods. However, changes to the assumptions could materially affect the recorded reserves.
     Stock-Based Compensation — We account for stock-based compensation in accordance with SFAS No. 123(R), “Share Based Payments.” Under the fair value recognition provisions of this statement, share-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period. Determining the fair value of share-based awards at the grant date requires judgment, including estimating future volatility of our stock, the amount of share-based awards that are expected to be forfeited and the expected term of awards granted. We estimate the fair value of stock options granted using the Black-Scholes option valuation model. We amortize the fair value of all awards on a straight-line basis over the vesting periods. The expected term of awards granted represents the period of time they are expected to be outstanding. We determine the expected term based on historical experience with similar awards, giving consideration to the contractual terms and vesting schedules. We estimate the expected volatility of our common stock at the date of grant based on the historical volatility of our common stock. The volatility factor used in the Black-Scholes option valuation model is based on our historical stock prices over the most recent period commensurate with the estimated expected term of the award. We base the risk-free interest rate used in the Black-Scholes option valuation model on the implied yield currently available on U.S. Treasury zero-coupon issues with a remaining term commensurate with the expected term of the award. We use historical data to estimate pre-vesting option forfeitures. We record stock-based compensation only for those awards that are expected to vest. If actual results differ significantly from these estimates, stock-based compensation expense and our results of operations could be materially impacted.
RISK FACTORS
     We recognize we are subject to the following risk factors based on our operations and the nature of the automotive industry in which we operate:
     Loss of Significant Customers, Vehicle Content, Vehicle Models and Market Share — Sales to General Motors Company, Ford Motor Company, Chrysler Group LLC and Delphi Corporation represent approximately 75 percent of our annual net sales and, accordingly, these customers account for a significant percentage of our outstanding accounts receivable. The contracts with these customers provide for supplying the customer’s requirements for a particular model. The contracts do not specify a specific quantity of parts. The contracts typically cover the life of a model, which averages approximately four to five years. Components for certain customer models may also be “market tested” annually. Therefore, the loss of any one of these customers, the loss of a contract for a specific vehicle model, reduction in vehicle content, early cancellation of a specific vehicle model, technological changes or a significant reduction in demand for certain key models could occur, and if so, could have a material adverse effect on our existing and future revenues and net income.
     On April 27, 2009, General Motors announced certain aspects of its Revised Viability Plan including reduced production volumes for calendar year 2009 and the subsequent five years. The announcement indicated that certain vehicle brands, including Pontiac, Saturn, Hummer and Saab, will be discontinued or sold. In addition, subsequent to Chrysler LLC’s filing for Chapter 11 bankruptcy protection on April 30, 2009, they implemented temporary plant shutdowns for May and June and announced certain vehicle models planned for discontinuation (Jeep Commander, Dodge Nitro, Dodge Avenger, Dodge Durango, Dodge Dakota, Chrysler Sebring, Chrysler Aspen, etc.). Subsequently certain of these models have been reaffirmed for continued production over the next two years. We will be evaluating the impact these evolving plans will have on our business as more details become available.
     Our major customers also have significant underfunded legacy liabilities related to pension and postretirement health care obligations. The future impact of these items along with a continuing loss in their North American automotive market share to the “New Domestic” automotive manufacturers (primarily the Japanese automotive manufacturers) and/or a significant decline in the overall market demand for new vehicles may ultimately result in severe financial difficulty for these customers, including bankruptcy. If our major customers cannot fund their operations, we may incur significant write-offs of accounts receivable, incur impairment charges or require additional restructuring actions. For example, on October 8, 2005, Delphi Corporation filed for Chapter 11 bankruptcy protection. As a result, we wrote-off $1.6 million of uncollectible pre-petition Chapter 11 accounts receivable due from Delphi Corporation. This directly reduced our pre-tax net income during fiscal 2006. On April 30, 2009, Chrysler LLC filed for Chapter 11 bankruptcy protection for certain of their U.S. legal entities. As discussed under Critical Accounting Policies — Other Reserves — Allowance for Doubtful Accounts Related to Trade Accounts Receivable herein, during 2009 we recorded a provision for bad debts of $500,000 related to this filing. This directly reduced our pre-tax net income during 2009.
     Production Slowdowns for Customers — Our major customers and many of their

2009 STRATTEC Annual Report	22

MANAGEMENT’S DISCUSSION AND ANALYSIS
suppliers have been significantly impacted by the slowing economy. Many of our major customers have instituted production cut backs during fiscal 2009. Moreover, certain of our major customers have announced plans to continue these production cut backs into future fiscal years. For example, during April 2009, General Motors Corporation announced assembly plant downtime for the months of May through July in order to reduce excess inventories at their dealer locations. Most of the 190,000 vehicles removed from General Motors’ production schedules are those that we supply. Consequently, this downtime reduced our production schedules and affected both our sales and profitability for our fiscal fourth quarter ending June 28, 2009. Additionally, on April 27, 2009, General Motors announced some aspects of its Revised Viability Plan including reduced production volumes for the remainder of calendar 2009 and the subsequent five calendar years. The continuation of these production cut backs could have a material adverse effect on our existing and future revenues and net income.
     Financial Distress of Automotive Supply Base — Automotive industry conditions have adversely affected STRATTEC and our supply base. Lower production levels for our major customers, increases in certain raw material and energy costs and the global credit market crisis have resulted in severe financial distress among many companies within the automotive supply base. Several automotive suppliers have filed for bankruptcy protection or ceased operations. The continuation of financial distress within the supply base and suppliers’ inability to obtain credit from lending institutions may lead to commercial disputes and possible supply chain interruptions. In addition, the adverse industry environment may require us to take measures to ensure uninterrupted production. The continuation or worsening of these industry conditions could have a material adverse effect on our existing and future revenues and net income.
     Cost Reduction — There is continuing pressure from our major customers to reduce the prices we charge for our products. This requires us to generate cost reductions, including reductions in the cost of components purchased from outside suppliers. If we are unable to generate sufficient production cost savings in the future to offset pre-programmed price reductions, our gross margin and profitability will be adversely affected.
     Cyclicality and Seasonality in the Automotive Market — The automotive market is cyclical and is dependent on consumer spending and to a certain extent on customer sales incentives. Economic factors adversely affecting consumer demand for automobiles and automotive production, such as rising fuel costs, could adversely impact our net sales and net income. We typically experience decreased sales and operating income during the first fiscal quarter of each year due to the impact of scheduled customer plant shut-downs in July and new model changeovers.
     Foreign Operations — As discussed under “Joint Ventures”, we have joint venture investments in Mexico, Brazil and China. These operations are currently not material. However, as these operations expand, their success will depend, in part, on our and our partners’ ability to anticipate and effectively manage certain risks inherent in international operations including: enforcing agreements and collecting receivables through certain foreign legal systems, payment cycles of foreign customers, compliance with foreign tax laws, general economic and political conditions in these countries and compliance with foreign laws and regulations.
     Currency Exchange Rate Fluctuations — We incur a portion of our expenses in Mexican pesos. Exchange rate fluctuations between the U.S. dollar and the Mexican peso could have an adverse effect on our financial results.
     Sources of and Fluctuations in Market Prices of Raw Materials — Our primary raw materials are high-grade zinc, brass, magnesium, aluminum, steel and plastic resins. These materials are generally available from a number of suppliers, but we have chosen to concentrate our sourcing with one primary vendor for each commodity or purchased component. We believe our sources of raw materials are reliable and adequate for our needs. However, the development of future sourcing issues related to using existing or alternative raw materials and the global availability of these materials as well as significant fluctuations in the market prices of these materials may have an adverse affect on our financial results if the increased raw material costs cannot be recovered from our customers.
     Given the significant financial impact on us relating to changes in the cost of our primary raw materials, commencing with fiscal 2008, we began quoting quarterly material price adjustments for changes in our raw material costs in our negotiations with our customers. Our success in obtaining these quarterly price adjustments in our customer contracts is dependant on separate negotiations with each customer. It is not a standard practice for our customers to include such price adjustments in their contracts. We have been successful in obtaining quarterly price adjustments in some of our customer contracts. However, we have not been successful in obtaining the adjustments with all of our customers.
     Disruptions Due to Work Stoppages and Other Labor Matters — Our major customers and many of their suppliers have unionized work forces. Work stoppages or slowdowns experienced by our customers or their suppliers could result in slow-downs or closures of assembly plants where our products are included in assembled vehicles. For example, strikes by a critical supplier and the United Auto Workers led to extended shut-

2009 STRATTEC Annual Report	23

MANAGEMENT’S DISCUSSION AND ANALYSIS
downs of most of General Motors Corporation’s North American assembly plants in February 2008 and 1998. A material work stoppage experienced by one or more of our customers could have an adverse effect on our business and our financial results. In addition, all production associates at our Milwaukee facility are unionized. A sixteen-day strike by these associates in June 2001 resulted in increased costs as all salaried associates worked with additional outside resources to produce the components necessary to meet customer requirements. The current contract with the unionized associates is effective through June 30, 2012. We may encounter further labor disruption after the expiration date of this contract and may also encounter unionization efforts in our other plants or other types of labor conflicts, any of which could have an adverse effect on our business and our financial results.
     Environmental and Safety Regulations — We are subject to Federal, state, local and foreign laws and other legal requirements related to the generation, storage, transport, treatment and disposal of materials as a result of our manufacturing and assembly operations. These laws include the Resource Conservation and Recovery Act (as amended), the Clean Air Act (as amended) and the Comprehensive Environmental Response, Compensation and Liability Act (as amended). We have an environmental management system that is ISO-14001 certified. We believe that our existing environmental management system is adequate for current and anticipated operations and we have no current plans for substantial capital expenditures in the environmental area. An environmental reserve was established in 1995 for estimated costs to remediate a site at our Milwaukee facility. The site was contaminated by a former above-ground solvent storage tank, located on the east side of the facility. The contamination occurred in 1985. This is being monitored in accordance with Federal, state and local requirements. We do not currently anticipate any material adverse impact on our results of operations, financial condition or competitive position as a result of compliance with Federal, state, local and foreign environmental laws or other legal requirements. However, risk of environmental liability and changes associated with maintaining compliance with environmental laws is inherent in the nature of our business and there is no assurance that material liabilities or changes could not arise.
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
     Program Volume and Pricing Fluctuations — We incur costs and make capital expenditures for new program awards based upon certain estimates of production volumes over the anticipated program life for certain vehicles. While we attempt to establish the price of our products for variances in production volumes, if the actual production of certain vehicle models is significantly less than planned, our net sales and net income may be adversely affected. We cannot predict our customers’ demands for the products we supply either in the aggregate or for particular reporting periods.
     Investments in Customer Program Specific Assets — We make investments in machinery and equipment used exclusively to manufacture products for specific customer programs. This machinery and equipment is capitalized and depreciated over the expected useful life of each respective asset. Therefore, the loss of any one of our major customers, the loss of specific vehicle models or the early cancellation of a vehicle model could result in impairment in the value of these assets and may have a material adverse effect on our financial results.
     Financial Industry / Credit Market Risk — The U.S. capital and credit markets have been experiencing volatility and disruption for over a year. In many cases this has resulted in pressures on borrowers and reduced credit availability from certain issuers without regard to the underlying financial strength of the borrower or issuer. If current levels of financial market disruption and volatility continue or worsen, there can be no assurance that such conditions will not have an effect on the Company’s ability to access debt and, in turn, result in a material adverse effect on the Company’s business, financial condition and results of operations.

2009 STRATTEC Annual Report	24

CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Years Ended
	June 28, 2009	June 29, 2008	July 1, 2007
NET SALES	$126,097	$159,642	$167,707
Cost of goods sold	112,857	134,875	141,187

GROSS PROFIT	13,240	24,767	26,520
Engineering, selling, and administrative expenses	25,480	23,962	20,189
Provision for doubtful accounts, net	500	—	—

(LOSS) INCOME FROM OPERATIONS	(12,740)	805	6,331
Interest income	731	2,749	3,611
Interest expense	—	—	—
Other income, net	885	230	715
Minority interest	801	(76)	75

(LOSS) INCOME BEFORE PROVISION FOR INCOME TAXES	(10,323)	3,708	10,732
(Benefit) provision for income taxes	(4,201)	927	2,533

NET (LOSS) INCOME	$(6,122)	$2,781	$8,199

(LOSS) EARNINGS PER SHARE:
BASIC	$(1.87)	$0.80	$2.31

DILUTED	$(1.86)	$0.80	$2.31

AVERAGE SHARES OUTSTANDING:
BASIC	3,280	3,487	3,552
DILUTED	3,284	3,494	3,555
The years ended June 29, 2008 and July 1, 2007 have been retrospectively adjusted for our change in 2009 from the last-in, first-out method of inventory accounting to the first-in, first-out method. Additional details are available in Notes to Financial Statements.
The accompanying Notes to Financial Statements are an integral part of these Consolidated Statements of Operations.

2009 STRATTEC Annual Report	25

CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE AMOUNTS AND PER SHARE AMOUNTS)

	June 28, 2009	June 29, 2008
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$22,764	$51,501
Receivables, less allowance for doubtful accounts of $750 at June 28, 2009 and $250 at June 29, 2008	17,235	23,518
Inventories	16,589	14,314
Customer tooling in progress	1,714	3,914
Deferred income taxes	2,124	1,715
Income taxes recoverable	1,181	1,815
Other current assets	10,951	8,997

Total current assets	72,558	105,774

DEFERRED INCOME TAXES	13,143	3,684
INVESTMENT IN JOINT VENTURES	4,483	3,642
PREPAID PENSION OBLIGATIONS	—	758
OTHER LONG-TERM ASSETS	1,069	27
PROPERTY, PLANT AND EQUIPMENT, NET	36,936	30,336

	$128,189	$144,221

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$11,369	$15,974
Accrued liabilities:
Payroll and benefits	8,232	7,319
Environmental	2,636	2,648
Income taxes	—	—
Other	8,611	6,998

Total current liabilities	30,848	32,939

COMMITMENTS AND CONTINGENCIES — see note on page 37

BORROWINGS UNDER LINE OF CREDIT	—	—
ACCRUED PENSION OBLIGATIONS	15,183	2,606
ACCRUED POSTRETIREMENT OBLIGATIONS	9,601	9,783
MINORITY INTEREST	1,139	953
SHAREHOLDERS’ EQUITY:
Common stock, authorized 12,000,000 shares, $.01 par value, issued 6,897,957 shares at June 28, 2009 and 6,887,757 shares at June 29, 2008	69	69
Capital in excess of par value	79,247	78,885
Retained earnings	159,285	166,397
Accumulated other comprehensive loss	(31,094)	(17,495)
Less: Treasury stock at cost (3,635,989 shares at June 28, 2009 and 3,444,548 shares at June 29, 2008)	(136,089)	(129,916)

Total shareholders’ equity	71,418	97,940

	$128,189	$144,221

The June 29, 2008 and July 1, 2007 balances have been retrospectively adjusted for our change in 2009 from the last-in, first-out method of inventory accounting to the first-in, first-out method. Additional details are available in Notes to Financial Statements.
The accompanying Notes to Financial Statements are an integral part of these Consolidated Balance Sheets.

2009 STRATTEC Annual Report	26

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

				Accumulated
		Capital in		Other
	Common	Excess of	Retained	Comprehensive	Treasury	Comprehensive
	Stock	Par Value	Earnings	Loss	Stock	Income

BALANCE JULY 2, 2006	$69	$77,175	$160,723	$(2,958)	$(121,756)

Net Income	—	—	8,199	—	—	$8,199
Translation adjustments	—	—	—	449	—	449
Minimum pension liability, net of tax of $14	—	—	—	24	—	24

Comprehensive income						$8,672

Purchase of common stock	—	—	—	—	(5,075)
Stock-Based Compensation	—	698	—	—	—
Exercise of stock options and employee stock purchases, including tax benefit of $69	—	249	—	—	13
Adjustments to initially adopt SFAS No. 158:
Prior service costs, net of tax of $1363	—	—	—	2,224
Net losses, net of tax of $8,629	—	—	—	(14,080)	—

BALANCE JULY 1, 2007	$69	$78,122	$168,922	$(14,341)	$(126,818)

Net Income	—	—	2,781	—	—	$2,781
Translation adjustments	—	—	—	714	—	714
Pension and postretirement status adjustment, net of tax of $2,371	—	—	—	(3,868)	—	(3,868)

Comprehensive loss						$(373)

Purchase of common stock	—	—	—	—	(3,109)
Cash dividends declared ($1.60 per share)	—	—	(5,652)	—	—
Stock-Based Compensation, including tax benefit on restricted stock dividends of $13	—	745	—	—	—
Adoption of FIN 48	—	—	346	—	—
Employee stock purchases	—	18	—	—	11

BALANCE JUNE 29, 2008	$69	$78,885	$166,397	$(17,495)	$(129,916)

Net loss	—	—	(6,122)	—	—	$(6,122)
Translation adjustments	—	—	—	(2,485)	—	(2,485)
Pension and postretirement funded status adjustment, net of tax of $6,812	—	—	—	(11,114)	—	(11,114)

Comprehensive loss						$(19,721)

Purchase of common stock	—	—	—	—	(6,214)
Cash dividends declared ($0.30 per share)	—	—	(990)	—	—
Stock-Based Compensation, including tax benefit on restricted stock dividends of $5	—	363	—	—	—
Employee stock purchases	—	(1)	—	—	41

BALANCE JUNE 28, 2009	$69	$79,247	$159,285	$(31,094)	$(136,089)

The years ended June 29, 2008 and July 1, 2007 have been retrospectively adjusted for our change in 2009 from the last-in, first-out method of inventory accounting to the first-in, first-out method. Additional details are available in Notes to Financial Statements.
The accompanying Notes to Financial Statements are an integral part of these Consolidated Statements of Shareholders’ Equity.

2009 STRATTEC Annual Report	27

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

	Years Ended
	June 28, 2009	June 29, 2008	July 1, 2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net (Loss) Income	$(6,122)	$2,781	$8,199
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Minority Interest	(780)	26	(75)
Depreciation and amortization	6,264	6,830	6,988
Foreign Currency Transaction (Gain) Loss	(918)	320	296
Loss on disposition of property, plant and equipment	39	434	58
Deferred income taxes	(2,986)	622	(349)
Tax benefit from options exercised	—	—	23
Stock-based compensation expense	419	741	738
Provision for doubtful accounts	500	—	—
Change in operating assets and liabilities:
Receivables	5,235	3,465	1,434
Inventories	1,033	(2,319)	2,145
Other assets	(1,966)	(8,413)	(7,277)
Accounts payable and accrued liabilities	(7,326)	163	(1,937)
Other, net	(228)	(832)	(392)

Net cash (used) provided by operating activities	(6,836)	3,818	9,851

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in joint ventures	(551)	—	(100)
Additions to property, plant and equipment	(12,492)	(10,930)	(5,748)
Purchase of Delphi Power Products	(4,931)	—	—
Proceeds received on sale of property, plant and equipment	8	—	21

Net cash used in investing activities	(17,966)	(10,930)	(5,827)

CASH FLOWS FROM FINANCING ACTIVITIES
Purchase of common stock	(6,214)	(3,109)	(5,075)
Exercise of stock options and employee stock purchases	40	29	238
Dividends paid	(1,511)	(5,133)	—
Loan from minority interest	2,175	1,050	—
Contribution from minority interest	986	349	649

Net cash used in financing activities	(4,524)	(6,814)	(4,188)

FOREIGN CURRENCY IMPACT ON CASH	589	(64)	(57)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(28,737)	(13,990)	(221)

CASH AND CASH EQUIVALENTS
Beginning of year	51,501	65,491	65,712

End of year	$22,764	$51,501	$65,491

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Income taxes (recovered) paid	$(1,869)	$3,238	$3,231
Interest paid	—	—	—
The years ended June 29, 2008 and July 1, 2007 have been retrospectively adjusted for our change in 2009 from the last-in, first-out method of inventory accounting to the first-in, first-out method. Additional details are available in Notes to Financial Statements.
The accompanying Notes to Financial Statements are an integral part of these Consolidated Statements of Cash Flows.

2009 STRATTEC Annual Report	28

NOTES TO FINANCIAL STATEMENTS
ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     STRATTEC SECURITY CORPORATION designs, develops, manufactures and markets automotive security products including mechanical locks and keys, electronically enhanced locks and keys, steering column and instrument panel ignition lock housings; and access control products including latches, power sliding side door systems, power lift gate systems, power deck lid systems, door handles and related access control products for North American automotive customers. We also supply global automotive manufacturers through the VAST Alliance in which we participate with WITTE Automotive of Velbert, Germany and ADAC Automotive of Grand Rapids, Michigan. Our products are shipped to customer locations in the United States, Canada, Mexico, Europe, South America, Korea and China, and we provide full service and aftermarket support.
     The accompanying consolidated financial statements reflect the consolidated results of STRATTEC SECURITY CORPORATION, its wholly owned Mexican subsidiary, STRATTEC de Mexico, and its majority owned subsidiaries, ADAC-STRATTEC, LLC and STRATTEC POWER ACCESS LLC. STRATTEC SECURITY CORPORATION is located in Milwaukee, Wisconsin. STRATTEC de Mexico is located in Juarez, Mexico. ADAC-STRATTEC, LLC and STRATTEC POWER ACCESS LLC have operations in El Paso, Texas and Juarez, Mexico. Equity investments in China and Brazil relating to the VAST LLC for which we exercise significant influence but do not control and are not the primary beneficiary are accounted for using the equity method. STRATTEC has only one reporting segment.
     The significant accounting policies followed in the preparation of these financial statements, as summarized in the following paragraphs, are in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).
     Purchase of Delphi Power Products Business: Effective November 30, 2008, STRATTEC SECURITY CORPORATION in combination with WITTE Automotive of Velbert, Germany, and Vehicle Access Systems Technology LLC (VAST), a joint venture between STRATTEC, WITTE and ADAC Automotive of Grand Rapids, Michigan, completed the acquisition of certain assets, primarily equipment and inventory, and assumption of certain employee liabilities of Delphi Corporation’s global Power Products business for approximately $7.3 million. For the purposes of owning and operating the North American portion of this acquired business, STRATTEC established a new subsidiary, STRATTEC POWER ACCESS LLC (SPA), which is 80 percent owned by STRATTEC and 20 percent owned by WITTE. The purchase price of the North American portion of the acquired business totaled approximately $4.4 million, of which STRATTEC paid approximately $3.5 million. WITTE acquired the European portion of the business for approximately $2.4 million. Effective February 12, 2009, SPA acquired the Asian portion of the business for approximately $500,000.
     The acquisition of the North American and Asian portions of this business by SPA was not material to STRATTEC’s consolidated financial statements. Amortizable intangible assets acquired totaled $890,000 and are subject to amortization over a period of nine years. Goodwill of $223,000 was recorded as part of the transaction. The amortizable intangibles and goodwill are included in Other Long-Term Assets in the Consolidated Balance Sheets. All goodwill and other intangible assets resulting from the purchase are expected to be deductible for tax purposes. The purchase accounting was completed as of the end of fiscal 2009.
     The operating results of SPA for the period December 1, 2008 through June 28, 2009 are consolidated with the financial results of STRATTEC and resulted in increased net loss to STRATTEC of approximately $2.1 million during the year ended June 28, 2009.
     SPA designs, develops, tests, manufactures, markets and sells power systems to operate vehicle sliding side doors and rear compartment access points such as liftgates and trunk lids. In addition, the product line includes power cinching latches and cinching strikers used in these systems. Current customers for these products supplied from North America are Chrysler LLC, Hyundai Motor Company, General Motors and Ford.
     Principles of Consolidation and Presentation: The accompanying consolidated financial statements include the accounts of STRATTEC SECURITY CORPORATION, its wholly owned Mexican subsidiaries, and its majority owned subsidiaries. Equity investments for which STRATTEC exercises significant influence but does not control and is not the primary beneficiary are accounted for using the equity method. All intercompany transactions and balances have been eliminated.
     Reclassifications: Certain reclassifications have been made to the 2007 and 2008 financial statements to conform to the 2009 presentation, including the impact of a change in accounting for inventories from the last-in, first-out (LIFO) method to the first-in, first-out method (FIFO). Additional details are included under “Inventories” herein.
     Fiscal Year: Our fiscal year ends on the Sunday nearest June 30. The years ended June 28, 2009, June 29, 2008 and July 1, 2007 are each comprised of 52 weeks.
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
     Fair Value of Financial Instruments: The fair value of our cash and cash equivalents, accounts receivable and accounts payable approximated book value as of June 28, 2009 and June 29, 2008. Fair

2009 STRATTEC Annual Report	29

NOTES TO FINANCIAL STATEMENTS
Value is defined under SFAS No. 157 as the exchange price that would be received for an asset or paid for a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under SFAS No. 157 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard established a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable. Level 1 — Quoted prices in active markets for identical assets or liabilities. These are typically obtained from real-time quotes for transactions in active exchange markets involving identical assets. Level 2 — Inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly. These are typically obtained from readily-available pricing sources for comparable instruments. Level 3 — Unobservable inputs, where there is little or no market activity for the asset or liability. These inputs reflect the reporting entity’s own assumptions of the data that market participants would use in pricing the asset or liability, based on the best information available in the circumstances. The following table summarizes our financial assets and liabilities measured at fair value on a recurring basis in accordance with SFAS No. 157 as of June 28, 2009 (thousands of dollars):

	Level 1	Level 2	Level 3	Total

Rabbi Trust assets	$3,534	$—	$—	$3,534

     The Rabbi Trust assets fund our supplemental executive retirement plan and are included in Other Current Assets in the Consolidated Balance Sheets. Assets held in the trust include U.S. Treasury securities and large, medium and small-cap index funds.
     Receivables: Receivables consist primarily of trade receivables due from Original Equipment Manufacturers in the automotive industry and locksmith distributors relating to our service and aftermarket business. We evaluate the collectability of receivables based on a number of factors. An allowance for doubtful accounts is recorded for significant past due receivable balances based on a review of the past due items, general economic conditions and the industry as a whole. We increased our allowance for uncollectible trade accounts receivable by $500,000 as of March 29, 2009 in connection with Chrysler LLC’s filing for Chapter 11 bankruptcy protection for certain of their U.S. legal entities on April 30, 2009. Prior to the Chapter 11 bankruptcy filing, we had been accepted into the United States Department of Treasury “Auto Supplier Support Program” relating to our open accounts receivable with Chrysler LLC. Based on information currently available, we believe the increase in our reserve is adequate to cover the potential loss exposure related to our trade accounts receivable from Chrysler LLC as of June 28, 2009. Changes in the allowance for doubtful accounts are as follows (thousands of dollars):

	Balance,	Provision		Balance,
	Beginning	Charged to	Balances	End of
	of Year	Expense	Written Off	Year

Year ended June 28, 2009	$250	$500	$—	$750
Year ended June 29, 2008	$250	$—	$—	$250
Year ended July 1, 2007	$250	$—	$—	$250
     Inventories: Inventories are comprised of material, direct labor and manufacturing overhead, and are stated at the lower of cost or market using the first-in, first-out (FIFO) cost method of accounting. Prior to the fourth quarter of 2009, the majority of the inventories were accounted for using the last-in, first-out (LIFO) method of accounting. During the fourth quarter of 2009, we changed the method of accounting for this inventory from the LIFO method to the FIFO method. We believe the FIFO method is a preferable method which better reflects the current cost of inventory on our Consolidated Balance Sheets. After this change, all our inventories will have a consistent inventory costing method. All periods have been retrospectively adjusted on a FIFO basis in accordance with SFAS No. 154. Inventories consist of the following on a FIFO basis (thousands of dollars):

	June 28, 2009	June 29, 2008
Finished products	$3,812	$2,521
Work in process	3,432	4,379
Purchased materials	9,345	7,414

	$16,589	$14,314

     Historically, the majority of the inventories were determined using the LIFO method of accounting. During the fourth quarter of 2009, we determined the FIFO method to be a preferable method which better reflects the current cost of inventory on our Consolidated Balance Sheets. Therefore, in the fourth quarter of 2009, the accounting policy was changed to record all inventories using the FIFO method of accounting. For comparative purposes, all periods presented have been retrospectively adjusted on a FIFO basis in accordance with SFAS No. 154, resulting in an approximate $2.2 million increase in retained earnings as of July 3, 2006. The following table summarizes the effect of the accounting change on our consolidated financial statements for 2008 and 2007 (thousands of dollars):

2009 STRATTEC Annual Report	30

NOTES TO FINANCIAL STATEMENTS

	2008		2007
	Originally	As Computed	Originally	As Computed
	Reported	Under FIFO	Reported	Under FIFO

Consolidated Statements of Operations:
Cost of goods sold	$134,091	$134,875	$141,213	$141,187
Provision for income taxes	1,225	927	2,523	2,533
Net income	3,267	2,781	8,183	8,199
Basic earnings per share	0.94	0.80	2.30	2.31
Diluted earnings per share	0.94	0.80	2.30	2.31
Consolidated Balance Sheets
Inventories	10,269	14,314	7,166	11,995
Deferred income taxes — current	3,252	1,715	2,729	894
Retained earnings	163,889	166,397	165,928	168,922
Consolidated Statements of Cash Flows
Deferred income taxes	920	622	(359)	(349)
Change in inventories	(3,103)	(2,319)	2,171	2,145
     The following table summarizes the effect of the accounting change on our condensed consolidated financials statements for the following quarterly periods of 2009:

	September 28, 2008		December 28, 2008		March 29, 2009
		As		As		As
		Computed		Computed		Computed
	Originally	Under	Originally	Under	Originally	Under
	Reported	FIFO	Reported	FIFO	Reported	FIFO

Consolidated Statements of Operations:
Cost of goods sold	$29,289	$29,307	$30,919	$30,888	$27,295	$27,285
Net income (loss)	38	20	(1,233)	(1,202)	(2,832)	(2,822)
Basic earnings (loss) per share	0.01	0.01	(0.38)	(0.37)	(0.87)	(0.87)
Diluted earnings per share	0.01	0.01	(0.38)	(0.37)	(0.87)	(0.87)
Consolidated Balance Sheets
Inventories	10,625	14,652	14,793	18,851	11,513	15,581
Other current assets	19,123	17,586	19,313	17,776	18,870	17,333
Retained earnings	163,430	165,920	161,703	164,224	158,872	161,403
     If we had not changed our method of inventory accounting from LIFO to FIFO, cost of sales for the year ended June 28, 2009 would have been $168,000 lower than reported in the Consolidated Statement of Operations, the tax benefit would have been $57,000 lower. On a per share basis, basic loss per share would have been lower by $0.03 and diluted loss per share would have been lower by $0.03.
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
     Repair and Maintenance Supply Parts: We maintain an inventory of repair and maintenance supply parts in support of operations. This inventory includes critical repair parts for all production equipment as well as general maintenance items. The inventory of critical repair parts is required to avoid disruptions in our customers’ just-in-time production schedules due to a lack of spare parts when equipment break-downs occur. All required critical repair parts are on hand when the related production equipment is placed in service and maintained to satisfy the customer model life production and service requirements, which may be 12 to 15 years. As repair parts are used, additional repair parts are purchased to maintain a minimum level of spare parts inventory. Depending on maintenance requirements during the life of the equipment, excess quantities of repair parts arise. Excess quantities are kept on hand and are not disposed of until the equipment is no longer in service. A repair and maintenance supply parts reserve is maintained to recognize the normal adjustment of inventory for obsolete and slow moving supply and maintenance parts. The adequacy of the reserve is reviewed periodically in relation to the repair parts inventory balances. The gross balance of the repair and maintenance supply parts inventory was approximately $1.9 million at both June 28, 2009 and June 29, 2008, and $1.8 million at July 1, 2007. The repair and maintenance supply parts inventory balance is included in Other Current Assets in the Consolidated Balance Sheets. The activity related to the repair and maintenance supply parts reserve is as follows (thousands of dollars):

2009 STRATTEC Annual Report	31

NOTES TO FINANCIAL STATEMENTS

	Balance,	Provision		Balance,
	Beginning	Charged to	Amounts	End of
	of Year	Expense	Written Off	Year

Year ended June 28, 2009	$650	$80	$100	$630
Year ended June 29, 2008	$640	$145	$135	$650
Year ended July 1, 2007	$650	$32	$42	$640
     Property, Plant and Equipment: Property, plant and equipment are stated at cost. Plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets as follows:

Classification	Expected Useful Lives

Land improvements	20 years
Buildings and improvements	20 to 35 years
Machinery and equipment	3 to 10 years
     Property, plant and equipment consist of the following (thousands of dollars):

	June 28, 2009	June 29, 2008
Land and improvements	$2,841	$3,349
Buildings and improvements	17,862	12,913
Machinery and equipment	110,799	103,183

	131,502	119,445
Less: accumulated depreciation	(94,566)	(89,109)

	$36,936	$30,336

     Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the excess of the carrying amount of the assets over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less estimated costs to sell. In 2008, a loss was recognized for a customer program specific fixed asset in the amount of $382,000.
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
     Supplier Concentrations: Approximately 24 percent of all inventory purchases were made from four major suppliers during 2009. Approximately 25 percent and 31 percent of all inventory purchases were made from three major suppliers during 2008 and 2007, respectively. We have long-term contracts or arrangements with most of our suppliers to guarantee the availability of merchandise.
     Labor Concentrations: We had approximately 1,655 full-time employees of which approximately 210 or 12.7 percent were represented by a labor union at June 28, 2009. The employees represented by a labor union account for all production associates at our Milwaukee facility. The current contract with the unionized associates is effective through June 30, 2012.
     Revenue Recognition: Revenue is recognized upon the shipment of products, which is when title passes, payment terms are final, we have no remaining obligations and the customer is required to pay. Revenue is recognized net of estimated returns and discounts, which is recognized as a deduction from revenue at the time of the shipment.
     Research and Development Costs: Expenditures relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. Research and development expenditures were approximately $1.9 million in 2009, $1.9 million in 2008, and $2.2 million in 2007.
     Other Income, Net: Net other income included in the Consolidated Statements of Operations primarily includes foreign currency transaction gains and losses, equity in earnings from our VAST LLC joint ventures and Rabbi Trust gains and losses. Foreign currency transaction gains are the result of foreign currency transactions entered into by our Mexican subsidiaries and foreign currency cash balances. The Rabbi Trust funds our supplemental executive retirement plan. The investments held in the trust are considered trading securities. The impact of these items for the periods presented is as follows (thousands of dollars):

2009 STRATTEC Annual Report	32

NOTES TO FINANCIAL STATEMENTS

	Years Ended
	June 28, 2009	June 29, 2008	July 1, 2007

Foreign currency transaction gain (loss)	$918	$(320)	$(296)
Equity in earnings from joint venture	245	561	394
Rabbi Trust (loss) gain	(393)	(174)	450

	$770	$67	$548

     Self Insurance and Loss Sensitive Plans: We have self-insured medical and dental plans covering all eligible U.S. associates. The claims handling process for the self-insured plans are managed by a third party administrator. Stop-loss insurance coverage limits our liability on a per individual per calendar year basis. The per individual per calendar year stop-loss limit was $150,000 in each calendar year 2007 through 2009. Each covered individual can receive up to $2 million in total benefits during his or her lifetime. Once an individual’s medical claims reach $2 million, we are no longer liable for any additional claims for that individual.
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
     Changes in the balance sheet amounts for self-insured and loss sensitive plans are as follows (thousands of dollars):

	Balance,	Provision		Balance,
	Beginning	Charged to		End of
	of Year	Expense	Payments	Year

Year ended June 28, 2009
Incurred but not reported claims reserve for self-insured plans	$300	$2,468	$2,468	$300
Workers’ Compensation	(140)	208	146	(78)
Year ended June 29, 2008
Incurred but not reported claims reserve for self-insured plans	$300	$2,408	$2,408	$300
Workers’ Compensation	(251)	254	143	(140)
Year ended July 1, 2007
Incurred but not reported claims reserve for self-insured plans	$400	$2,250	$2,350	$300
Workers’ Compensation	(185)	331	397	(251)
     Product Warranty: We provide a specific accrual for known product issues. Historical activity for product issues has not been significant.

2009 STRATTEC Annual Report	33

NOTES TO FINANCIAL STATEMENTS
     Foreign Currency Translation: The financial statements of our foreign subsidiaries and equity investees are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and the average exchange rate for each applicable period for sales, costs and expenses. Foreign currency translation adjustments are included as a component of other accumulated comprehensive loss. Foreign currency transaction gains and losses are included in other income, net in the Consolidated Statements of Operations.
     Accumulated Other Comprehensive Loss: Accumulated other comprehensive loss is comprised of the following (thousands of dollars):

	June 28, 2009	June 29, 2008	July 1, 2007
Unrecognized pension and postretirement benefit liabilities, net of tax	$26,876	$15,762	$11,894
Foreign currency translation	4,218	1,733	2,447

	$31,094	$17,495	$14,341

     Deferred taxes have not been provided for the foreign currency translation adjustments in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes.”
     Accounting For Stock-Based Compensation: We maintain an omnibus stock incentive plan. This plan provides for the granting of stock options, shares of restricted stock and stock appreciation rights. The Board of Directors has designated 1,700,000 shares of common stock available for the grant of awards under the plan. Remaining shares available to be granted under the plan as of June 28, 2009 were 332,003. Awards that expire or are cancelled without delivery of shares become available for re-issuance under the plan. We issue new shares of common stock to satisfy stock option exercises.
     Nonqualified and incentive stock options and shares of restricted stock have been granted to our officers and specified employees under the stock incentive plan. Stock options granted under the plan may not be issued with an exercise price less than the fair market value of the common stock on the date the option is granted. Stock options become exercisable as determined at the date of grant by the Compensation Committee of the Board of Directors. The options expire 5 to 10 years after the grant date unless an earlier expiration date is set at the time of grant. The options vest 1 to 4 years after the date of grant. Shares of restricted stock granted under the plan are subject to vesting criteria determined by the Compensation Committee of the Board of Directors at the time the shares are granted. Restricted shares granted have voting and dividend rights. The restricted stock granted vests 3 years after the date of grant.
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
     As of June 28, 2009, there was $317,000 of total unrecognized compensation cost related to stock options granted under the plan. This cost is expected to be recognized over a weighted average period of 1.8 years. As of June 28, 2009, there was $379,000 of total unrecognized compensation cost related to restricted stock grants under the plan. This cost is expected to be recognized over a weighted average period of 10 months. Total unrecognized compensation cost will be adjusted for any future changes in estimated and actual forfeitures.
     No stock options were exercised during fiscal 2009.
     The intrinsic value of stock options exercised and the fair value of stock options vested are as follows (in thousands of dollars):

	Years Ended
	June 28, 2009	June 29, 2008	July 1, 2007
Intrinsic value of options exercised	$0	$0	$186
Fair value of stock options vesting	$469	$273	$762
     Nonqualified stock options were granted to certain of our key employees during 2009. No options were granted during 2008 or 2007. The grant date fair values and assumptions used to determine compensation expense in 2009 are as follows:

2009 STRATTEC Annual Report	34

NOTES TO FINANCIAL STATEMENTS

2009
Options Granted During
Weighted average grant date fair value:
Options issued at grant date market value	$3.80
Options issued above grant date market value	n/a
Assumptions:
Risk free interest rates	2.22%
Expected volatility	32.96%
Dividends	1.67%
Expected term (in years)	5.5
     The range of options outstanding as of June 28, 2009, is as follows:

			Weighted Average Remaining
	Number of Options	Weighted Average Exercise	Contractual Life Outstanding
	Outstanding/Exercisable	Price Outstanding/Exercisable	(In Years)
$10.92-$18.00	96,800/-	$11.80/-	9.6
$31.95-$44.99	5,100/5,100	$39.27/$39.27	2.7
$53.07-$56.08	54,500/54,500	$53.90/$53.90	4.4
Over $61.21	70,840/70,840	$61.72/$61.72	2.9

		$38.08/$57.58
     Recent Accounting Pronouncements: In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations.” SFAS No. 141(R) retains the underlying concepts of SFAS No. 141 in that all business combinations are required to be accounted for at fair value under the acquisition method of accounting, but SFAS No. 141(R) changed the method of applying the acquisition method in a number of aspects. SFAS No. 141(R) requires that (1) for all business combinations, the acquirer record all assets and liabilities of the acquired business, including goodwill, generally at their fair values; (2) certain contingent assets and liabilities acquired be recognized at their fair value on the acquisition date; (3) contingent consideration be recognized at its fair value on the acquisition date and, for certain arrangements, changes in fair value will be recognized in earnings when settled; (4) acquisition related transaction and restructuring costs be expensed rather than treated as part of the cost of the acquisition and included in the amount recorded for assets acquired; (5) in step acquisitions, previous equity interests in an acquiree held prior to obtaining control be remeasured to their acquisition date fair values, with any gain or loss recognized in earnings; and (6) when making adjustments to finalize initial accounting, companies revise any previously issued post-acquisition financial information in future financial statements to reflect any adjustments as if they had been recorded on the acquisition date. SFAS No. 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS No. 141(R) amends SFAS No. 109 such that the adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of this statement should also apply the provisions of SFAS No. 141(R). This standard will be applied to all future business combinations in accordance with the effective dates as early adoption is prohibited.
     In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment to ARB No. 51.” SFAS No. 160 establishes accounting and reporting standards that require the ownership interest in subsidiaries held by parties other than the parent be clearly identified and presented in the consolidated balance sheets within equity, but separate from the parent’s equity, the amount of consolidated net income attributable to the parent and the noncontrolling interest be clearly identified and presented on the face of the Consolidated Statements of Operations, and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. This statement is effective for fiscal years beginning after December 15, 2008 and will be effective for us beginning in fiscal 2010. We do not expect the new standard to have a material impact on our financial position or results of operations.
     On December 30, 2008, the FASB issued FASB Staff Position (FSP) FAS 132R-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets,” which significantly expands the disclosures required by employers for postretirement plan assts. The FSP requires plan sponsors to provide extensive new disclosures about assets in defined benefit postretirement benefit plans as well as any concentrations of associated risks. In addition, the FSP requires new disclosures similar to those in FASB Statement 157, Fair Value Measurements, in terms of the three-level fair value hierarchy, including a reconciliation of the beginning and ending balances of plan assets that fall within Level 3 of the hierarchy. FSP FAS 132R-1 is effective for periods ending after December 15, 2009. The disclosure requirements are annual and do not apply to interim financial statements.

2009 STRATTEC Annual Report	35

NOTES TO FINANCIAL STATEMENTS
     In May 2009, the FASB issued Statement 165, Subsequent Events, to incorporate the accounting and disclosure requirements for subsequent events into U.S. generally accepted accounting principles. Statement 165 introduces new terminology, defines a date through which management must evaluate subsequent events, and lists the circumstances under which an entity must recognize and disclose events or transactions occurring after the balance sheet date. We adopted Statement 165 as of June 28, 2009. We evaluated our June 28, 2009 financial statements for subsequent events through August 4, 2009, the date the financial statements were available to be issued. We are not aware of any subsequent events which would require recognition or disclosure in the financial statements.
     In June 2009, FASB issued, “Accounting Standards Update No. 2009-1, Topic 105 — Generally Accepted Accounting Principles amendments based on the Statement of Financial Standards No. 168 — the FASB Accounting Standard Codifications and the Hierarchy of Generally Accepted Accounting Principles and Statement of Financial Accounting Standard No. 168, the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 62.” The Accounting Standards Update and SFAS No. 168 make the FASB Codification the authoritative source of GAAP. The FASB Codification is effective for interim and annual reporting periods ending after September 15, 2009. We will update GAAP referencing for our September 27, 2009 Form 10-Q. The FASB Codification is not expected to have a material impact on our financial reporting.
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
     VAST LLC participates in joint ventures in Brazil and China. VAST do Brasil, a joint venture between VAST LLC and Ifer do Brasil Ltda., was formed to service customers in South America. VAST Fuzhou and VAST Great Shanghai, joint ventures between VAST LLC, Fortitude Corporation and a unit of Elitech Technology Co. Ltd. of Taiwan, are the base of operations to service our automotive customers in the Asian market. VAST LLC also maintains branch offices in South Korea and Japan in support of customer sales and engineering requirements.
     The VAST LLC investments are accounted for using the equity method of accounting. The activities related to the VAST joint ventures resulted in equity in earnings of joint ventures of approximately $245,000 in 2009 and $561,000 in 2008. During 2009, the VAST partners made capital contributions to VAST totaling approximately $1.7 million in support of general operating expenses. STRATTEC’s portion of the capital contributions totaled $551,000. No capital contributions were made to VAST by STRATTEC during 2008.
     In fiscal year 2007, we entered into a joint venture with ADAC, in which STRATTEC holds a 50.1 percent interest and ADAC holds a 49.9 percent interest. The joint venture was created to establish injection molding and door handle assembly operations in Mexico. ADAC-STRATTEC LLC, a Delaware limited liability company, was formed on October 27, 2006. An additional Mexican entity, ADAC-STRATTEC de Mexico, which is wholly owned by ADAC-STRATTEC LLC, was formed on February 21, 2007. ADAC-STRATTEC de Mexico production activities began in July 2007. ADAC-STRATTEC LLC’s financial results are consolidated with the financial results of STRATTEC and resulted in no change in net income to STRATTEC in 2009 and increased net income to STRATTEC of $26,000 in 2008.
     Effective November 30, 2008, STRATTEC and WITTE established a new entity, STRATTEC POWER ACCESS LLC (SPA), which is 80 percent owned by STRATTEC and 20 percent owned by WITTE. SPA operates the North American portion of the Power Products business which was acquired from Delphi Corporation. For the seven months ended June 28, 2009, the operating results of SPA resulted in an increased net loss to STRATTEC of approximately $2.1 million.
LINE OF CREDIT
     We have a $50 million short-term, unsecured line of credit (“Line of Credit”) with M&I Marshall & Ilsley Bank which expires October 31, 2009. Interest on borrowings under the Line of Credit is at varying rates

2009 STRATTEC Annual Report	36

NOTES TO FINANCIAL STATEMENTS
based on the London Interbank Offering Rate or the bank’s prime rate. There were no outstanding borrowings at June 28, 2009 or June 29, 2008. There were no borrowings under any third party debt facilities during 2009, 2008 or 2007. The Line of Credit is not subject to any covenants. We are also in the process of negotiating a new Line of Credit and anticipate this facility to be renewed but at a reduced available borrowing amount. We believe the Line of Credit is adequate, along with cash flow from operations, to meet our anticipated capital expenditure, working capital and operating expenditure requirements as we manage our business through these unusually low automotive vehicle production levels.
COMMITMENTS AND CONTINGENCIES
     In 1995, we recorded a provision of $3.0 million for estimated costs to remediate a site at our Milwaukee facility. The site was contaminated by a solvent spill, which occurred in 1985, from a former above-ground solvent storage tank located on the east side of the facility. The reserve was established based on third party estimates to adequately cover the cost for active remediation of the contamination. We continue to monitor and evaluate the site with the use of groundwater monitoring wells that are installed on the property. An environmental consultant samples these wells one to two times a year to determine the status of the contamination and the potential for remediation of the contamination by natural attenuation, the dissipation of the contamination over time to concentrations below applicable standards. If such sampling evidences a sufficient degree of and trend toward natural attenuation of the contamination, we may be able to obtain a closure letter from the regulatory authorities resolving the issue without the need for active remediation. If a sufficient degree and trend toward natural attenuation is not evidenced by sampling, a more active form of remediation beyond natural attenuation may be required. The sampling has not yet satisfied all of the requirements for closure by natural attenuation. As a result sampling continues and the reserve remains. The reserve is not measured on a discounted basis. Management believes, based upon findings-to-date and known environmental regulations, that the environmental reserve at June 28, 2009, is adequate to cover any future developments.
     At June 28, 2009, we had purchase commitments for zinc, aluminum, other purchased parts and natural gas totaling approximately $7.9 million payable in 2010 and $2.1 million payable in 2011. Minimum rental commitments under all non-cancelable operating leases with a term in excess of one year are payable as follows: 2010-$645,000; 2011-$588,000; 2012-$562,000; 2013-$392,000; 2014-$397,000; 2015-$200,000. Rental expense under all non-cancelable operating leases totaled approximately $516,000 in 2009, $622,000 in 2008 and $595,000 in 2007.
INCOME TAXES
     The provision for income taxes and deferred tax asset data presented below for 2008 and 2007 have been retrospectively adjusted for our change in 2009 from the last-in, first-out method of inventory accounting to the first-in, first-out method.
     The (benefit) provision for income taxes consists of the following (thousands of dollars):

	2009	2008	2007
Currently (refundable) payable:
Federal	$(1,747)	$62	$2,624
State	150	226	485
State refund claim recovery	—	—	(506)
Foreign	382	17	279

	(1,215)	305	2,882
Deferred tax (benefit) provision	(2,986)	622	(349)

	$(4,201)	$927	$2,533

     The items accounting for the difference between income taxes computed at the Federal statutory tax rate and the provision for income taxes are as follows:

	2009	2008	2007
U.S. statutory rate	34.0%	34.0%	34.0%
State taxes, net of Federal tax benefit	1.3	4.7	2.6
State refund claim recovery	—	—	(3.1)
Foreign sales benefit	—	—	(4.2)
Foreign Subsidiaries	4.6	(9.8)	(4.9)
Other	.8	(3.9)	(.8)

	40.7%	25.0%	23.6%

2009 STRATTEC Annual Report	37

NOTES TO FINANCIAL STATEMENTS
     The 2008 and 2007 income tax provisions include favorable tax benefits related to the operation of our Mexican subsidiaries as Maquiladora entities. The 2007 income tax provision includes a state refund claim recovery. The 2007 claim recovery, net of the Federal income tax impact, was approximately $329,000.
     The components of deferred tax assets and (liabilities) are as follows (thousands of dollars):

	June 28, 2009	June 29, 2008
Deferred income taxes—current:
Repair and maintenance supply parts reserve	$239	$247
Payroll-related accruals	814	850
Environmental reserve	1,002	1,006
Accrued customer pricing	934	1,245
Method change for inventory valuation	(1,317)	(1,537)
Other	452	(96)

	$2,124	$1,715

Deferred income taxes—noncurrent:
Accrued pension obligations	$(7,384)	$(6,513)
Unrecognized pension and postretirement benefit plan liabilities	16,472	9,661
Accumulated depreciation	(1,807)	(2,319)
Stock-based compensation	707	806
Postretirement obligations	1,625	1,721
NOL/credit carry-forwards	3,259	—
Other	271	328

	$13,143	$3,684

     Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax basis and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered.
     Federal operating loss carry-forwards for tax purposes were $6.9 million at June 28, 2009 and result in tax benefits of approximately $2.3 million. These loss carry-forwards expire in 2029. Federal tax credits available to offset future tax liabilities were $625,000 at June 28, 2009 and expire in years 2017 through 2022. State operating loss and credit carry-forwards at June 28, 2009 result in future benefits of approximately $310,000 and begin to expire in 2024. We evaluated the need to maintain a valuation allowance against our deferred tax assets. Based on this evaluation, which included a review of recent profitability and future projections of profitability, we concluded a valuation allowance is not necessary at June 28, 2009.
     Foreign income before the provision for income taxes was $2.9 million in 2009, $1.6 million in 2008 and $1.5 million in 2007. No provision for Federal income taxes was made on earnings of foreign subsidiaries and joint ventures that are considered permanently invested or that would be offset by foreign tax credits upon distribution. Such undistributed earnings at June 28, 2009 were $12.0 million.
     We adopted the provisions for FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, on July 2, 2007. As a result of the implementation of FIN 48, we recognized a decrease of $346,000 in accrued income taxes and a corresponding adjustment to the beginning balance of retained earnings on the Consolidated Balance Sheet. The total liability for unrecognized tax benefits was $1.2 million as of June 28, 2009 and June 29, 2008. This liability includes approximately $118,000 of accrued interest at June 28, 2009, and $113,000 of accrued interest at June 29, 2008. The liability does not include an amount for accrued penalties. The amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was approximately $949,000 at June 28, 2009 and $886,000 at June 29, 2008. We recognize interest and penalties related to unrecognized tax benefits in the provision for income taxes.
     A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (thousands of dollars):

Unrecognized tax benefits June 29, 2008	$1,178
Gross increases — tax positions in prior years	362
Gross decreases — tax positions in prior years	(4)
Gross increases — current period tax positions	310
Lapse of statute of limitations	(626)

Unrecognized tax benefits June 28, 2009	$1,220

2009 STRATTEC Annual Report	38

NOTES TO FINANCIAL STATEMENTS
     We or one of our subsidiaries files income tax returns in the United States (Federal), Wisconsin (state), Michigan (state) and various other states, Mexico and other foreign jurisdictions. We are currently subject to income tax examinations in Wisconsin for fiscal years 2005, 2006, 2007 and 2008 and in Texas for fiscal years 2005 and 2006. Tax years open to examination by tax authorities under the statute of limitations include fiscal 2006 through 2009 for Federal, fiscal 2005 through 2009 for most states and calendar 2004 through 2008 for foreign jurisdictions.
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
     We have a noncontributory supplemental executive retirement plan (SERP), which is a nonqualified defined benefit plan. The SERP will pay supplemental pension benefits to certain key employees upon retirement based upon the employees’ years of service and compensation. The SERP is being funded through a Rabbi Trust with M&I Trust Company. The trust assets had a value of $3.5 million at June 28, 2009 and $3.9 million at June 29, 2008. These assets are included in Other Current Assets in the Consolidated Balance Sheets. The projected benefit obligation was $3.0 million at June 28, 2009 and $2.7 million at June 29, 2008. The SERP liabilities are included in the pension tables below. However, the trust assets are excluded from the table as they do not qualify as plan assets.
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
     Amounts included in accumulated other comprehensive loss, net of tax, at June 28, 2009, which have not yet been recognized in net periodic benefit cost are as follows (thousands of dollars):

	Pension and SERP Benefits	Postretirement Benefits
Prior service cost (credit)	$400	$(2,216)

Net actuarial loss	22,423	6,269

	$22,823	$4,053

     Included in accumulated other comprehensive loss at June 28, 2009 are prior service costs of $79,000 ($49,000 net of tax) and unrecognized net actuarial losses of $803,000 ($498,000 net of tax) expected to be recognized in pension and SERP net periodic benefit cost during 2010.
     Included in accumulated other comprehensive loss at June 28, 2009 are prior service credits of $388,000 ($241,000 net of tax) and unrecognized net actuarial losses of $685,000 ($425,000 net of tax) expected to be recognized in postretirement net periodic benefit cost during 2010.
     The following tables summarize the pension, SERP and postretirement plans’ income and expense, funded status and actuarial assumptions for the years indicated (thousands of dollars). We use a June 30 measurement date for our pension and postretirement plans.

2009 STRATTEC Annual Report	39

NOTES TO FINANCIAL STATEMENTS

	Pension and SERP Benefits			Postretirement Benefits
	2009	2008	2007	2009	2008	2007
COMPONENTS OF NET PERIODIC BENEFIT COST:
Service cost	$1,935	$2,018	$1,974	$191	$221	$219
Interest cost	5,083	4,680	4,348	737	718	688
Expected return on plan assets	(6,562)	(6,210)	(5,348)	—	—	—
Amortization of prior service cost	79	64	64	(388)	(378)	(378)
Amortization of unrecognized net loss	255	643	473	695	702	641

Net periodic benefit cost	$790	$1,195	$1,511	$1,235	$1,263	$1,170

	Pension and SERP Benefits		Postretirement Benefits
	June 28,	June 29,	June 28,	June 29,
	2009	2008	2009	2008
WEIGHTED-AVERAGE ASSUMPTIONS
Benefit Obligations:
Discount rate	6.86%	7.13%	6.86%	7.13%
Expected return on plan assets	8.0%	8.0%	n/a	n/a
Rate of compensation increases	3.0%	3.5%	n/a	n/a
Net Periodic Benefit Cost:
Discount rate	7.13%	6.41%	7.13%	6.41%
Expected return on plan assets	8.25%	8.5%	n/a	n/a
Rate of compensation increases	3.5%	3.5%	n/a	n/a

	2009	2008	2009	2008
CHANGE IN PROJECTED BENEFIT OBLIGATION:
Benefit obligation at beginning of year	$72,939	$74,494	$10,871	$11,748
Service cost	1,935	2,018	191	221
Interest cost	5,083	4,680	737	718
Plan amendments	—	167	—	(131)
Actuarial loss (gain)	1,567	(5,399)	502	(441)
Benefits paid	(3,466)	(3,021)	(1,489)	(1,244)

Benefit obligation at end of year	$78,058	$72,939	$10,812	$10,871

CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of year	$70,996	$75,881	$—	$—
Actual return on plan assets	(9,936)	(6,864)	—	—
Employer contribution	3,000	5,000	1,489	1,244
Benefits paid	(3,466)	(3,021)	(1,489)	(1,244)

Fair value of plan assets at end of year	60,594	70,996	—	—

Funded status — prepaid (accrued) benefit obligations	$(17,464)	$(1,943)	$(10,812)	$(10,871)

AMOUNTS RECOGNIZED IN CONSOLIDATED BALANCE SHEETS:
Accrued payroll and benefits (current liabilities)	$(2,282)	$(95)	$(1,211)	$(1,088)
Accrued benefit obligations (long-term liabilities)	(15,183)	(2,606)	(9,601)	(9,783)
Prepaid pension obligations (long-term assets)	0	758	—	—

Net amount recognized	$(17,465)	$(1,943)	$(10,812)	$(10,871)

2009 STRATTEC Annual Report	40

NOTES TO FINANCIAL STATEMENTS

	Pension and SERP Benefits		Postretirement Benefits
	June 28,	June 29,	June 28,	June 29,
	2009	2008	2009	2008
CHANGES IN PLAN ASSETS AND BENEFIT OBLIGATIONS RECOGNIZED IN OTHER COMPREHENSIVE INCOME:
Net periodic benefit cost	$790	$1,195	$1,235	$1,263

Net actuarial (gain) loss	18,065	7,675	502	(441)
Prior service cost	—	167	—	(131)
Amortization of prior service (cost) credits	(79)	(64)	388	378
Amortization of unrecognized net loss	(255)	(643)	(695)	(702)

Total recognized in other comprehensive income, before tax	17,731	7,135	195	(896)

Total recognized in net periodic benefit cost and other comprehensive income	$18,521	$8,330	$1,430	$367

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

	Pension		SERP
	June 28, 2009	June 29, 2008	June 28, 2009	June 29, 2008
Accumulated benefit obligation	$71,167	$65,626	$2,826	$2,434
Projected benefit obligation	$75,079	$70,238	$2,979	$2,701
     For measurement purposes, an 8.5 percent annual rate increase in the per capita cost of covered health care benefits was assumed for 2010; the rate was assumed to decrease gradually to 5 percent by the year 2017 and remain at that level thereafter.
     The health care cost trend assumption has a significant effect on the postretirement benefit amounts reported. A 1% change in the health care cost trend rates would have the following effects (thousands of dollars):

	1% Increase	1% Decrease
Effect on total of service and interest cost components in fiscal 2009	$67	$(59)
Effect on postretirement benefit obligation as of June 28, 2009	$653	$(589)
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

	Target Allocation	June 28, 2009	June 29, 2008
Equity investments	65%	61%	59%
Fixed-income investments	35%	39%	41%

Total	100%	100%	100%

     The expected long-term rate of return on U.S. pension plan assets used to calculate the 2009 net periodic benefit cost was 8.25%. The target asset allocation is 65% public equity and 35% fixed income. The 8.25% is approximated by applying returns of 10% on public equity and 6% on fixed income to the target allocation. The actual historical returns are also relevant. Annualized returns for periods ended June 28, 2009 were 2.57% for 10 years, 6.97% for 15 years, 7.60% for 20 years, 9.71% for 25 years and 10.28% for 30 years. Effective June 30, 2009, the expected long-term rate of return was reduced to 8.0%.
     We expect to contribute approximately $4 million to our qualified pension plan, $2.3 million to our SERP and $1.2 million to our postretirement health care plan in 2010. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (thousands of dollars):

	Pension and SERP Benefits	Postretirement Benefits
2010	$6,386	$1,211
2011	4,397	1,404
2012	4,694	1,500
2013	5,126	1,532
2014	5,308	1,502
2015-2019	30,131	4,570

2009 STRATTEC Annual Report	41

NOTES TO FINANCIAL STATEMENTS
     All U.S. associates may participate in a 401(k) Plan. We contribute a fixed percentage up to the first 6 percent of eligible compensation that a participant contributes to the plan. The fixed percentage contribution for all U.S. salaried associates was reduced from 50% to 20% effective January 1, 2009. Our contributions totaled approximately $464,000 in 2009, $613,000 in 2008 and $603,000 in 2007.
SHAREHOLDERS’ EQUITY
     We have 12,000,000 shares of authorized common stock, par value $.01 per share, with 3,261,968 and 3,443,209 shares issued and outstanding at June 28, 2009 and June 29, 2008, respectively. Holders of our common stock are entitled to one vote for each share on all matters voted on by shareholders.
     Our Board of Directors authorized a stock repurchase program to buy back up to 3,839,395 outstanding shares as of June 28, 2009. As of June 28, 2009, 3,655,322 shares have been repurchased under this program at a cost of approximately $136.4 million.
(LOSS) EARNINGS PER SHARE (LPS) (EPS)
     Basic (loss) earnings per share is computed on the basis of the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of shares of common stock plus the dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include outstanding stock options and restricted stock awards. The reconciliation of the components of the basic and diluted per share computations that follows includes amounts for 2008 and 2007 that have been retrospectively adjusted for our change in 2009 from the last-in, first-out method of inventory accounting to the first-in, first-out method (in thousands, except per share amounts):

	2009			2008			2007
	Net		Per Share	Net		Per Share	Net		Per Share
	Loss	Shares	Amount	Income	Shares	Amount	Income	Shares	Amount
Basic (LPS) EPS	$(6,122)	3,280	$(1.87)	$2,781	3,487	$0.80	$8,199	3,552	$2.31

Stock-based compensation		4			7			3

Diluted (LPS) EPS	$(6,122)	3,284	$(1.86)	$2,781	3,494	$0.80	$8,199	3,555	$2.31

     As of June 28, 2009, options to purchase 227,240 shares of common stock at a weighted-average exercise price of $38.07 were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive. As of June 29, 2008, options to purchase 184,680 shares of common stock at a weighted-average exercise price of $59.13 were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive. As of July 1, 2007, options to purchase 230,320 shares of common stock at a weighted-average exercise price of $59.14 were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive.
STOCK OPTION AND PURCHASE PLANS
     A summary of stock option activity under the plan is as follows:

		Weighted	Weighted Average	Aggregate
		Average	Remaining	Intrinsic Value
	Shares	Exercise Price	Contractual Term (in years)	(in thousands)
Balance at July 2, 2006	283,530	$56.53

Granted	—	$—
Exercised	(7,300)	$21.74
Expired	(35,810)	$49.24
Terminated	(5,000)	$56.72

Balance at July 1, 2007	235,420	$58.71

Granted	—	$—
Exercised	—	$—
Expired	(47,640)	$58.59
Terminated	—	$—

Balance at June 29, 2008	187,780	$58.74

Granted	96,800	$11.80
Exercised	—	$—
Expired	(52,340)	$61.68
Terminated	(5,000)	$58.55

Balance at June 28, 2009	227,240	$38.07	6.1	$253

Exercisable as of:
June 28, 2009	130,440	$57.57	3.5	$—
June 29, 2008	148,440	$58.09	3.6	$3
July 1, 2007	181,080	$58.05	3.2	$39

Available for grant as of June 28, 2009	332,003
     No options included above were granted at a price greater than the market value on the date of grant.

2009 STRATTEC Annual Report	42

NOTES TO FINANCIAL STATEMENTS
     A summary of restricted stock activity under the plan is as follows:

		Weighted Average
		Grant Date
	Shares	Fair Value
Nonvested Balance at July 2, 2006	9,600	$51.24

Granted	10,000	$40.00
Vested	—	$—
Forfeited	(200)	$40.00

Nonvested Balance at July 1, 2007	19,400	$45.56

Granted	10,000	$47.78
Vested	—	$—
Forfeited	—	$—

Nonvested Balance at June 29, 2008	29,400	$46.32

Granted	10,000	$29.00
Vested	(10,200)	$50.58
Forfeited	(1,000)	$46.22

Nonvested Balance at June 28, 2009	28,200	$38.64

     We have an Employee Stock Purchase Plan to provide substantially all U.S. full-time associates an opportunity to purchase shares of STRATTEC common stock through payroll deductions. A participant may contribute a maximum of $5,200 per calendar year to the plan. On the last day of each month, participant account balances are used to purchase shares of stock at the average of the highest and lowest reported sales prices of a share of STRATTEC common stock on the NASDAQ Global Market. A total of 100,000 shares may be issued under the plan. Shares issued from treasury stock under the plan totaled 2,548 at an average price of $15.63 during 2009, 704 at an average price of $41.62 during 2008 and 771 at an average price of $43.15 during 2007. A total of 80,667 shares are available for purchase under the plan as of June 28, 2009.
EXPORT SALES
     Export sales are summarized below (thousands of dollars):

	2009	2008	2007
Export Sales	$28,050	$25,714	$30,643
Percent of Net Sales	22%	16%	18%
     These sales were primarily to automotive manufacturing assembly plants in Canada, Mexico and Korea.
SALES AND RECEIVABLE CONCENTRATION
     Sales to our largest customers were as follows (thousands of dollars and percent of total net sales):

	2009		2008		2007
	Sales	%	Sales	%	Sales	%
General Motors Corporation	$39,156	31%	$45,039	28%	$35,687	21%
Ford Motor Company	12,575	10%	19,419	12%	21,013	13%
Chrysler LLC	31,864	25%	40,209	25%	58,099	35%
Delphi Corporation	6,326	5%	14,872	9%	18,398	11%

	$89,921	71%	$119,539	75%	$133,197	80%

     Receivables from our largest customers were as follows (thousands of dollars and percent of gross receivables):

	June 28, 2009		June 29, 2008
	Receivables	%	Receivables	%

General Motors Corporation	$7,029	41%	$8,367	35%
Ford Motor Company	2,376	14%	2,030	9%
Chrysler LLC	2,627	15%	6,582	28%
Delphi Corporation	139	1%	830	3%

	$12,171	71%	$17,809	75%

2009 STRATTEC Annual Report	43

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
     The Audit Committee of the Company’s Board of Directors, consisting entirely of independent directors, meets regularly with management and the independent registered public accounting firm, and reviews audit plans and results, as well as management’s actions taken in discharging responsibilities for accounting, financial reporting, and internal control. Grant Thornton LLP, independent registered public accounting firm, has direct and confidential access to the Audit Committee at all times to discuss the results of their examinations.
     Management assessed the Corporation’s system of internal control over financial reporting as of June 28, 2009, in relation to criteria for effective internal control over financial reporting as described in “Internal Control – Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, management concludes that, as of June 28, 2009, its system of internal control over financial reporting is effective and meets the criteria of the “Internal Control – Integrated Framework.” Grant Thornton LLP, independent registered public accounting firm, has issued an attestation report on the Corporation’s internal control over financial reporting, which is included herein.

Harold M. Stratton II	Patrick J. Hansen
Chairman, President and	Senior Vice President and
Chief Executive Officer	Chief Financial Officer

2009 STRATTEC Annual Report	44

REPORTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders of STRATTEC SECURITY CORPORATION:
     We have audited STRATTEC SECURITY CORPORATION’S (a Wisconsin Corporation) and subsidiaries’, collectively the “Company,” internal control over financial reporting as of June 28, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report on Management’s Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
     In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 28, 2009, based on criteria established in Internal Control — Integrated Framework issued by COSO.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of STRATTEC SECURITY CORPORATION and subsidiaries as of June 28, 2009 and June 29, 2008 and the related Consolidated Statements of Operations, shareholders’ equity and cash flows for the three years ended June 28, 2009 and our report dated August 24, 2009 expressed an unqualified opinion on those financial statements.

Grant Thornton LLP
Milwaukee, Wisconsin
August 24, 2009

2009 STRATTEC Annual Report	45

REPORTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders of STRATTEC SECURITY CORPORATION:
     We have audited the accompanying consolidated balance sheets of STRATTEC SECURITY CORPORATION (a Wisconsin Corporation) and subsidiaries, collectively the “Company”, as of June 28, 2009 and June 29, 2008, and the related statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended June 28, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of STRATTEC SECURITY CORPORATION as of June 28, 2009 and June 29, 2008, and the results of its operations and its cash flows for each of the three years in the period ended June 28, 2009 in conformity with accounting principles generally accepted in the United States of America.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), STRATTEC SECURITY CORPORATION’S internal control over financial reporting as of June 28 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated August 24, 2009 expressed an unqualified opinion on the effectiveness of internal control over financial reporting.
     As discussed in the notes to the consolidated financial statements as of June 28, 2009, the Company changed its method of accounting for inventory from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method, and applied this change retrospectively in accordance with Statement of Financial Accounting Standards (SFAS) No. 154, “Accounting Changes and Error Corrections”.

Grant Thornton LLP
Milwaukee, Wisconsin
August 24, 2009

2009 STRATTEC Annual Report	46

FINANCIAL SUMMARY
FIVE-YEAR FINANCIAL SUMMARY
     The financial data for each period presented below reflects the consolidated results of STRATTEC SECURITY CORPORATION and its wholly owned subsidiaries. Fiscal years 2005 through 2008 have been retrospectively adjusted for our change in 2009 from the last-in, first-out method of inventory accounting to the first-in, first-out method. Additional details are available in Notes to Financial Statements. The information below should be read in conjunction with “Management’s Discussion and Analysis,” and the Financial Statements and Notes thereto included elsewhere herein. The following data are in thousands of dollars except per share amounts.

	Fiscal Years
	2009	2008	2007	2006	2005
INCOME STATEMENT DATA
Net sales	$126,097	$159,642	$167,707	$181,197	$190,314
Gross profit	13,240	24,767	26,520	38,354	42,912
Engineering, selling, and administrative expenses	25,480	23,962	20,189	22,067	20,688
Provision for doubtful accounts, net	500	—	—	1,622	80

(Loss) Income from operations	(12,740)	805	6,331	14,665	22,144
Interest income	731	2,749	3,611	2,563	1,169
Interest expense	—	—	—	—	—
Other income, net	885	230	715	960	320
Minority interest	801	(76)	75	—	—

(Loss) Income before taxes	(10,323)	3,708	10,732	18,188	23,633
(Benefit) Provision for income taxes	(4,201)	927	2,533	4,900	8,511

Net (loss) income	$(6,122)	$2,781	$8,199	$13,288	$15,122

(Loss) Earnings per share:
Basic	$(1.87)	$0.80	$2.31	$3.58	$3.99
Diluted	(1.86)	0.80	2.31	3.57	3.96

Cash dividends declared per share:	$0.30	$1.60	$—	$—	$—

BALANCE SHEET DATA
Net working capital	$41,710	$72,835	$84,077	$83,242	$76,786
Total assets	128,189	144,221	151,440	157,270	140,257
Long-term liabilities	24,784	12,389	13,431	10,510	16,271
Shareholders’ Equity	71,418	97,940	105,954	113,253	93,918
QUARTERLY FINANCIAL DATA (UNAUDITED)
     Quarterly data presented below has been retrospectively adjusted for our change in 2009 from the last-in, first-out method of inventory accounting to the first-in, first-out method. The following data are in thousands of dollars except per share amounts.

							Cash
					(Loss)		Dividends
					Earnings Per Share		Declared	Market Price Per Share
	Quarter	Net Sales	Gross Profit	Net Income (Loss)	Basic	Diluted	Per Share	High	Low
2009	First	$34,731	$5,424	$20	$0.01	$0.01	$0.15	$38.45	$25.63
	Second	33,799	2,911	(1,202)	(0.37)	(0.37)	0.15	28.90	12.06
	Third	29,348	2,063	(2,822)	(0.87)	(0.87)	0.00	18.89	6.26
	Fourth	28,219	2,842	(2,118)	(0.65)	(0.65)	0.00	16.03	7.40

	TOTAL	$126,097	$13,240	$(6,122)	$(1.87)	$(1.86)	$0.30

2008	First	$42,739	$7,965	$1,990	$0.57	$0.56	$1.15	$51.04	$45.03
	Second	39,908	6,873	1,290	0.37	0.37	$0.15	49.18	42.00
	Third	38,428	6,229	408	0.12	0.12	$0.15	44.87	35.06
	Fourth	38,567	3,700	(907)	(0.26)	(0.26)	$0.15	43.95	34.57

	TOTAL	$159,642	$24,767	$2,781	$0.80	$0.80	$1.60

     Registered shareholders of record at June 28, 2009, were 2,268.

2009 STRATTEC Annual Report	47

PERFORMANCE GRAPH
     The chart below shows a comparison of the cumulative return since June 24, 2004 had $100 been invested at the close of business on June 24, 2004 in STRATTEC Common Stock, the NASDAQ Composite Index (all issuers), and the Dow Jones U.S. Auto Parts Index.
COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN*
Among STRATTEC SECURITY CORPORATION, The NASDAQ Composite Index
And The Dow Jones U.S. Auto Parts Index
COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN* Among STRATTEC SECURITY CORPORATION, The NASDAQ Composite Index And The Dow Jones U.S. Auto Parts Index

	6/25/04	7/1/05	6/30/06	7/1/07	6/29/08	6/28/09
STRATTEC**	100	80	74	70	54	22
NASDAQ Composite Index	100	101	109	132	117	93
Dow Jones U.S. Auto Parts Index	100	88	88	120	89	65

*	$100 invested on June 25, 2004 in stock or index-including reinvestment of dividends. Indexes calculated on a month-end basis.

**	The fiscal year end closing price of STRATTEC Common Stock on June 25, 2004 was $67.57, the closing price on July 1, 2005 was $53.82, the closing price on June 30, 2006 was $49.81, the closing price on June 29, 2007, was $46.97, the closing price on June 27, 2008 was $34.99, and the closing price on June 26, 2009 was $13.90.

2009 STRATTEC Annual Report	48

DIRECTORS/OFFICERS/SHAREHOLDERS’ INFORMATIOSTRATTEC Board of Directors (Left to Right) Frank J. Krejci, Michael J. Koss Robert Feitler, Harold M. Stratton II, David R. Zimmer 3 STRATTEC BOARD OF DIRECTORS Harold M. Stratton II, 61 Chairman, President and Chief Executive Officer Robert Feitler, 78 Former President and Chief Operating Officer of Weyco Group, Inc. Chairman of the Executive Committee and Director of Weyco Group, Inc. Michael J. Koss, 55 President and Chief Executive Officer of Koss Corporation Director of Koss Corporation Frank J. Krejci, 59 President and Chief Executive Officer of The Custom Shoppe David R. Zimmer, 63 Managing Partner of . Stonebridge Business Partners CORPORATE OFFICER Harold M. Stratton II, 61 Patrick J. Hansen, 50 Senior Vice President-Chief Financial Officer, Treasurer and Secretary Dennis A. Kazmierski, 57 Vice President-Marketing and Sales Kathryn E. Scherbarth, 53 Vice President-Milwaukee Operations Rolando J. Guillot, 41 Vice President-Mexican Operations Milan R. Bundalo, 58 Vice President-Materials Brian J. Reetz, 51 Vice President-Security Products Richard P. Messina, 44Vice President-Access Products SHAREHOLDERS’ INFORMATIONAnnual Meeting The Annual Meeting of Shareholders willconvene at 8:00 a.m. (CST) on October 6, 2009, at thRadisson Hotel,7065 North Port Washington Road,Milwaukee, WI 5321Common Stock STRATTEC SECURITY CORPORATION common stock is traded on the NASDAQ Global Market under the symbol: STRTForm 10-K You may receive a copy of the STRATTEC SECURITY CORPORATION Form 10-K, filed with the Securities and Exchange Commission, by writing to the Secretary at STRATTEC SECURITY CORPORATION, 3333 W. Good Hope Road, Milwaukee, WI 53209Corporate GovernanceTo review the Company’s corporate governance, board committee charters and code of business ethics,please visit the “Corporate Governance” section of our Web site at www.strattec.com . Shareholder InquiriesCommunications concerning the transfer of shares, lost certificates or changes of address should be directed to the Transfer Agent.Transfer Agent and Registrar Wells Fargo Bank, N.AShareholder ServiceP.O. Box 64854 ‘St. Paul, MN 55164-08541.800.468.9716

49

3 STRATTEC The Trusted Leader in Automotive Access Control Products STRATTEC SECURITY CORPORATION 3333 WEST GOOD HOPE ROAD MILWAUKEE, WI 53209 PHONE 414.247.3333 FAX 414.247.3329 www. st ra ttec.com