Form 10-K, Exhibit 13
period 2010-06-27
STRATTEC SECURITY CORP
filed 2010-09-01
CIK 933034

Exhibit 13
The Trusted Leader in Automotive Access Control Products 2010 ANNUAL REPORT

The Trusted Leader in Automotive Access Control Products STRATTEC SECURITY CORPORATION is a direct descendant of a company founded in 1908 to produce automobiles and automotive components. While the production of automobiles was a very small and brief part of our heritage, automotive components, particularly security products, became the foundation for a century of leadership. We have provided quality locks and keys for cars and light trucks to our three largest customers and their predecessors for 90 years. That longevity is a good indication of the level of trust placed in us by our customers. Over the past 15 years, STRATTEC has been hard at work diversifying our product offerings. In addition to our traditional products, we now supply ignition lock housings, latches for the access points around a vehicle, and power access devices for sliding side doors, liftgates, trunk lids and even mobility ramps. Through a joint venture with ADAC Automotive, we also supply door handle components and related vehicle access hardware. Building on our heritage, we continually strive to develop the products and services that will keep us the trusted leader in automotive access products for years to come.

2010 ANNUAL REPORT
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
     The Company’s business, operations and financial performance are subject to certain risks and uncertainties, which could result in material differences in actual results from the Company’s current expectations. These risks and uncertainties include, but are not limited to, general economic conditions, in particular relating to the automotive industry, customer demand for the Company’s and its customers’ products, competitive and technological developments, customer purchasing actions, foreign currency fluctuations, costs of operations and other matters described under “Risk Factors” in the Management’s Discussion and Analysis section of this report. In addition, such uncertainties and other operational matters are discussed further in the Company’s quarterly and annual report filings with the Securities and Exchange Commission.
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

LETTER TO THE SHAREHOLDERS
AUGUST, 2010
Fellow Shareholders:
     The difference between our fiscal years 2009 and 2010 is positively amazing. One year ago as I wrote the Letter to Shareholders for 2009, we were coming off of the bankruptcies of our two largest customers. The future of these customers and the U.S. auto industry was very uncertain. Economic forecasts for auto production were very low compared to pre-2009 levels, and industry analysts were in general agreement that any recovery would be long and slow.
     Despite the dismal conditions at the time and our poor 2009 financial results, we had demonstrated STRATTEC’s ability to weather the auto industry’s near death experience. We therefore entered fiscal 2010 with the conviction that we were in a position to improve as the industry recovered, and that the recovery would happen, though slowly and with different dynamics than in the past. Consequently, we built our fiscal 2010 budget around the industry forecasts we thought to be reasonable and achievable. The result was that we expected to finish 2010 with only a small profit, but still a major improvement over the losses of fiscal 2009.
     Our fiscal 2010 proved to be substantially better than our expectations and resulted in the second best sales year in our history.
     The auto industry benefited from the painful restructuring it went through during the first half of calendar 2009. During the second half of the calendar year, the industry also benefited from the federal government’s “Cash for Clunkers” program, greater availability of consumer credit, an improvement in consumer confidence, and a modest release of pent-up demand for vehicles. STRATTEC directly benefited from the resulting resumption of vehicle production. Although we can’t claim we are back to normal, we certainly have achieved a level of encouraging normalcy. Our customers are experiencing sales momentum and production schedules are stabilizing. New product programs, which had all but stopped at General Motors and Chrysler for most of our fiscal 2009, are once again moving ahead.
     With the resumption of vehicle production, sales of all of our products improved significantly over our fiscal 2009 levels, including those of ADAC-STRATTEC LLC, our joint venture with ADAC Automotive. Sales of our STRATTEC POWER ACCESS products experienced the greatest improvement and contributed nearly 28% of total net sales for fiscal 2010. Sales of our traditional lock products have continued to decline as a portion of our overall product sales mix. In addition to increased sales of our other products, the decline is a result of the technology shift away from mechanical security devices toward electro-mechanical or electronic systems. However, our market share for lock products remains stable. Additionally, we continue to gain some content in the electro-mechanical/electronic replacements for our mechanical locks. We therefore believe the growth of these and other non-traditional security or access control products will largely offset the reduction in mechanical locks and keys within our mix.
     While the increased sales story for fiscal 2010 was very positive, we were not able to deliver as much profit to the bottom line as would have normally been the case. There were two main factors for this. First, the return of vehicle production occurred faster than forecasted and caught several of our component suppliers off guard. Their slow reaction to the production ramp-up caused us to experience an excessive amount of inbound and outbound premium freight charges, and caused an increase in assembly costs as we were forced to do many special production runs of the products that utilize the delayed components. Some of the freight costs were recoverable from the suppliers who caused the issues, but the majority were not. Second, our EVA® performance on a year-over-year basis improved by $8.8 million. This improvement drove our EVA®-based bonus compensation to a higher level than had been budgeted at the beginning of the fiscal year. Our bonus plan is based on a formula that pays when the Economic Value generated by the business improves beyond an established threshold. The plan covers virtually all our U.S. based hourly and salaried associates, many associates in our Mexican operations and the independent members of the Board of Directors. Our accruals to cover the bonuses earned under the EVA® formula increased, particularly in our third and fourth quarters, as the financial results of our business continued to improve. The total value of bonuses earned

2010 STRATTEC Annual Report	2

LETTER TO THE SHAREHOLDERS
under the plan in 2010 appears disproportionately higher than normal due to the level of improvement in EVA® resulting from the dramatic difference between our losses in fiscal 2009 (a year in which no bonuses were earned) and the success we achieved in fiscal 2010.
     In addition to the positive financial outcome of 2010, other important developments improved our outlook for the future. We won new conquest business for our driver control and latch products, booked increased penetration of electronically-enhanced security products and received demonstrations of real customer interest in some of our advanced development projects. We also indirectly increased our financial interest in the China operations of Vehicle Access Systems Technology LLC (VAST LLC), the joint venture we own equally with WITTE Automotive and ADAC Automotive. Last November, VAST LLC acquired the portion of VAST China it did not already own from our former partners there. VAST LLC now has complete control of VAST China, and we look forward to participating in this important market through our 1/3 interest in VAST LLC.
     VAST is the key to our globalization strategy. Along with WITTE and ADAC, we are redefining how we work together to establish VAST as a global brand. VAST China currently represents the base of our efforts in Asia, and is growing along with the Chinese market. VAST China recently began construction of a new manufacturing plant and offices on a green-field site outside of Shanghai that will be a world-class facility for the production of all the products offered by the VAST members. This new facility will position us for greater growth in the future. I encourage you to read more about VAST in the Company Description section of this report.
     On January 1, 2010 Frank J. Krejci became STRATTEC’s President and Chief Operating Officer. I remain Chairman and Chief Executive Officer, but dropped the additional title of President, which I have held since October, 2004. The Company’s Board of Directors believe that due to the growth in size and complexity of the business with the addition of ADAC-STRATTEC, STRATTEC POWER ACCESS, and the VAST interests, it is both appropriate and desirable to return to the executive management structure we had previously in which the position of President was separated from the position of Chairman. With this action, Frank transitions from an independent Board member to a Company board member. His extensive background as a former employee of Briggs & Stratton Technologies (our predecessor company), a venture capitalist, a business owner, and an independent member of the STRATTEC Board of Directors since its inception 15 years ago, makes Frank an excellent addition to our full time management group.
     Following the fiscal year-end financial review, our Board of Directors declared a special dividend of $1.20 per share payable on October 29, 2010 to shareholders of record as of October 8, 2010. In coming to its decision to declare this special dividend, the Board considered the current economic climate and performance of the auto industry, the forecasts for the auto industry going forward, the resulting expectations for STRATTEC’s financial performance going forward, the Company’s anticipated cash needs and its cash flow projections. Further, the Board believes that given the increase in tax rates on dividends currently scheduled for calendar 2011, a special dividend payable before the end of calendar 2010 is not only appropriate, but a tax efficient method of transferring meaningful economic value directly to you.
     To those shareholders who have invested in STRATTEC since the beginning of fiscal 2010, welcome. We appreciate your confidence in STRATTEC as an investment. To those shareholders who have been with us for a long time, and especially through the rough times of the past few years, I would again like to offer my sincere thanks for your support. We look forward to justifying that support.
Sincerely,

Harold M. Stratton II

Chairman and Chief Executive Officer

2010 STRATTEC Annual Report	3

FINANCIAL HIGHLIGHTS
(IN MILLIONS)

	2010	2009	2008

Net Sales	$208.0	$126.1	$159.6
Gross Profit	33.0	13.2	24.8
Income (Loss) from Operations	4.4	(12.7)	.8
Net Income (Loss)	3.4	(6.1)	2.8
Total Assets	145.0	128.2	144.2
Total Debt	—	—	—
Shareholders’ Equity	74.1	71.4	98.0
ECONOMIC VALUE ADDED (EVA ®)
     All U.S. associates and many of our Mexico-based salaried associates participate in incentive plans that are based upon our ability to add economic value to the enterprise. During 2008, our EVA® Plan was modified to include cash and cash equivalents as part of the Company’s net capital employed in the business. Because cash and cash equivalents were a significant component of the capital employed in the business again in 2010 this increased the capital charge, thereby contributing to our negative EVA. The EVA® performance for 2010 was a negative $4.9 million which represents an $8.8 million improvement from 2009. We believe that EVA® represents an accurate measure of STRATTEC’s overall performance and shareholder value. (For further explanation of our EVA® Plan and the effect negative EVA® has on awards granted under our incentive plans, see our 2010 definitive Proxy Statement.)

Net Operating Profit After Cash-Basis Taxes		$3.1
Average Monthly Net Capital Employed	$80.0
Cost of Capital	10%

Capital Charge		8.0

Economic Value Added		$(4.9)

     EVA® is not a traditional financial measurement under U.S. GAAP and may not be similar to EVA® calculations used by other companies. However, STRATTEC believes the reporting of EVA® provides investors with greater visibility of economic profit. The following is a reconciliation of the relevant GAAP financial measures to the non-GAAP measures used in the calculation of STRATTEC’s EVA®.
Net Operating Profit After Cash-Basis Taxes:

2010 Net Income as Reported	$3.4
Deferred Tax Provision	3.4
Other	(3.7)

Net Operating Profit After Cash-Basis Taxes	$3.1

Average Monthly Net Capital Employed:

Total Shareholders’ Equity as Reported at June 27, 2010	$74.1
Long-Term Liabilities	23.0
Deferred Tax Asset	(11.9)
Other	(2.5)

Net Capital Employed at June 27, 2010	$82.7
Impact of 12 Month Average	(2.7)

Average Monthly Net Capital Employed	$80.0

EVA® is a registered trademark of Stern, Stewart & Co.

2010 STRATTEC Annual Report	4

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
HISTORY
     STRATTEC formerly was a division of Briggs & Stratton Corporation. In 1995, STRATTEC was spun off from Briggs & Stratton through a tax-free distribution to the then-existing Briggs & Stratton shareholders and has been an independent public company for fifteen years.
     Our history in the automotive security business spans over 100 years. STRATTEC has been the world’s largest producer of automotive locks and keys since the late 1920s, and we currently maintain a dominant share of the North American markets for these products.
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
     A growing product line for us is ignition lock housings. These housings are the mating part for our ignition locks and typically are part of the steering column structure, although there are instrument panel-mounted versions for certain vehicle applications. These housings are either zinc or magnesium die castings, or plastic and can include electronic components for theft deterrent systems.
     We are also developing business for additional

2010 STRATTEC Annual Report	5

COMPANY DESCRIPTION
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
MARKETS
     We are a direct supplier to OEM auto and light truck manufacturers as well as other transportation-related manufacturers. Our largest customers are General Motors Company, Chrysler Group LLC and Ford Motor Company. Our product mix varies by customer, but generally our sales tend to be highest in lock and key products, followed by power access products, ignition lock housings, the door handle and trim products produced by ADAC-STRATTEC de Mexico and latch products.
     Direct sales to various OEMs represented approximately 79% of our total sales for fiscal 2010. The remainder of our revenue is received primarily through sales to the OEM service channels, the aftermarket and Tier 1 automotive supplier customers.
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
     The majority of our OEM products are sold in North America. While a modest amount of exporting is done to Tier 1 and automotive assembly plants in Europe, Asia and South America, we are in the process of expanding our presence in these markets and elsewhere through our Vehicle Access Systems Technology (VAST)

2010 STRATTEC Annual Report	6

COMPANY DESCRIPTION
Alliance with WITTE Automotive and ADAC Automotive. This Alliance is described in more detail on page 9.
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
CUSTOMER FOCUS
     To bring the proper focus to the relationships with our major customers, we have seven customer-focused teams, each with a Director of Sales, one or two Engineering Program Managers and Customer Application Engineers. In addition to customer teams for General Motors, Ford and Chrysler, we currently have teams for New Domestic Vehicle Manufacturers, Driver Control/Ignition Lock Housing customers, Tiered Products, and Service and Aftermarket customers. Sales and engineering for ADAC-STRATTEC LLC are supported by our JV partner, ADAC Automotive.
     Each Sales Director is responsible for the overall relationship between STRATTEC and a specific customer group. Program Managers report to their respective customer teams and are responsible for coordinating cross functional activities while managing new product programs for their customers.
     To serve our customers’ product needs, STRATTEC’s engineering resources are organized by product type. We currently have four product groups: Locks and Keys, Latches and Power Access Devices, Driver Control/Ignition Lock Housings and
The Aston Martin DBS uses an electronic key fob and mating docking station developed by STRATTEC exclusively for Aston Martin.

2010 STRATTEC Annual Report	7

COMPANY DESCRIPTION
Electrical. Each group has a Product Business Manager, Engineering Manager and a complement of skilled engineers who design and develop products for specific applications. In doing this, each engineering group works closely with the Customer teams, Engineering Program Managers, and application engineers.
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
OPERATIONS
     A significant number of the components that go into our products are manufactured at our main facility and headquarters in Milwaukee, Wisconsin. This facility produces zinc die cast components, stampings and milled key blades. We have two owned production facilities in Juarez, Mexico operating as STRATTEC de Mexico. Plant No. 1 houses assembly operations for locksets and ignition lock housings. Plant No. 2 is a new facility we built during fiscal 2009 to replace a leased facility. Plant No. 2 houses our key finishing operations as well as dedicated space for the assembly operations of STRATTEC POWER ACCESS de Mexico and ADAC-STRATTEC de Mexico.
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

2010 STRATTEC Annual Report	8

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
     In February of 2006, we announced the expansion of the Alliance and related joint venture with the addition of ADAC Plastics, Inc. ADAC, of Grand Rapids, Michigan adds North American expertise in door handles, a part of WITTE’s core product line that STRATTEC did not support, and an expertise in color-matched painting of these components.
     With the expansion of the Alliance, we now have a full range of access control related products available on a global basis to support customer programs. To identify this powerful combination of independent companies focused on working together, we renamed the joint venture Vehicle Access Systems Technology LLC, and the Alliance is now called the VAST Alliance. WITTE is now called WITTE Automotive, and ADAC is now doing business as ADAC Automotive. We have adopted a common graphic image in which we share a logo mark and colors, and a specific logo for the Alliance itself to be used on the partners’ printed and electronic presentation materials. What is now VAST LLC made investments with a local partner in Brazil in September, 2001, and local partners in China in March, 2002. VAST do Brasil remains a joint venture with our local partners there. However, during fiscal 2010, VAST LLC purchased the remaining 40 percent interest of its local partners in the China venture, and VAST China is now wholly owned by VAST LLC. This was an important step which gives STRATTEC a one-third interest in China’s activities in the important growing Chinese/Asia market.

2010 STRATTEC Annual Report	9

COMPANY DESCRIPTION
ADAC-STRATTEC de MEXICO
     During fiscal 2007, we formed a joint venture (JV) with ADAC Automotive called ADAC-STRATTEC LLC including a wholly owned Mexican subsidiary ADAC-STRATTEC de Mexico (ASdM). The purpose of this joint venture is to produce certain ADAC and STRATTEC products utilizing ADAC’s plastic molding expertise and STRATTEC’s assembly capability. ASdM currently operates out of defined space in one of STRATTEC’s manufacturing facilities located in Juarez, Mexico. Initial products from this joint venture include door handle components and exterior trim components for customers producing in Mexico. Financial results for this JV are consolidated into STRATTEC’s financial statements. As a start-up operation, ASdM had a minimal financial impact on STRATTEC’s fiscal 2007 through 2009 operating results. However, in our fiscal 2010, ASdM represented $13.3 million of our consolidated net sales.
STRATTEC POWER ACCESS LLC
     During fiscal year 2009, we formed a new subsidiary with WITTE Automotive called STRATTEC Power Access LLC (SPA) to acquire the North American business of the Delphi Power Products Group. WITTE is a minority owner. SPA in turn owns a Mexican subsidiary, STRATTEC Power Access de Mexico. The purpose of this subsidiary is to produce power access devices for sliding side doors, liftgates and trunk lids. SPA de Mexico currently operates out of defined space in one of STRATTEC’s manufacturing facilities located in Juarez, Mexico. Financial results for SPA are consolidated in STRATTEC’s financial statements. As a new operation effective November 30, 2008, SPA had a negative impact on STRATTEC’s fiscal 2009 operating results due to the overall economic slowdown that was experienced throughout the global economy. Beginning with our first full year of operation in fiscal 2010, SPA represented $58.5 million of our consolidated net sales.
STRATTEC has just introduced BOLT, the world’s first codeable padlock. In a simple one-step process, users can code the padlock to their vehicle key. This provides significant convenience by reducing the number of keys users need to secure their lockers, storage sheds and vehicle accessories such as tool boxes, trailer hitches, etc. You can buy this product direct at www.boltlock.com
SEASONAL NATURE OF THE BUSINESS
     The manufacturing of components used in automobiles is driven by the normal peaks and valleys associated with the automotive industry. Typically, the months of July and August are relatively slow as summer vacation shutdowns and model year changeovers occur at the automotive assembly plants. September volumes increase rapidly as each new model year begins. This volume strength continues through October and into early November. As the holiday and winter seasons approach, the demand for automobiles slows as does production.

2010 STRATTEC Annual Report	10

COMPANY DESCRIPTION
March usually brings a major sales and production increase, which then continues through most of June. This results in our first fiscal quarter (ending in September) sales and operating results typically being our weakest, with the remaining quarters being more consistent. The recession of 2008-2009 abnormally altered this pattern resulting in dramatically reduced production levels throughout the period. We believe the more normal peaks and valleys are returning as the economy emerges from recession.
GLOBAL PRESENCE
1. STRATTEC — Milwaukee, Wisconsin1
2. STRATTEC de Mexico — Juarez, Mexico1
3. STRATTEC de Mexico — Key Finishing — Juarez, Mexico1
4. ADAC-STRATTEC de Mexico — Juarez, Mexico
5. STRATTEC Power Access de Mexico — Juarez, Mexico
6. ADAC Automotive — Grand Rapids and Muskegan, Michigan1
7. ADAC Automotive, STRATTEC and STRATTEC POWER ACCESS
     (Sales/Engineering Offices — Detroit, Michigan1
8. WITTE Automotive — Velbert, Germany1
9. WITTE Automotive — Nejdek, Czech Republic1
10. VAST do Brasil — Sao Paulo, Brazil2
11. VAST Fuzhou — Fuzhou, China2
12. VAST Great Shanghai Co. — Shanghai, China2
13. VAST Japan — Tokyo, Japan (Branch Office)2
14. VAST Korea — Anyang, Korea (Branch Office)2

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

2010 STRATTEC Annual Report	11

VEHICLE LIST

2011 VEHICLES

CARS AND CAR BASED UTILITY VEHICLES

- Aston Martin DB9 *
- Aston Martin DBS *
- Aston Martin Rapide *
- Aston Martin V8 Vantage *
- Aston Martin V12 Vantage *
- Buick Excelle *
- Buick Enclave
- Buick LaCrosse *
- Buick Lucerne
- Buick Regal *
- Cadillac CTS
- Cadillac DTS
- Cadillac SRX
- Cadillac STS *
- Chevrolet Aveo *
- Chevrolet Camaro
- Chevrolet Cruze *
- Chevrolet Equinox
- Chevrolet Corvette
- Chevrolet HHR
- Chevrolet Impala
- Chevrolet Malibu
- Chevrolet Orlando *
- Chevrolet Traverse
- Chevrolet Volt
- Chrysler 300
- Chrysler Sebring (Nassau)
- Daewoo Gentra *
- Dodge Avenger
- Dodge Caliber
- Dodge Challenger
- Dodge Charger
- Dodge Journey
- Ford Crown Victoria
- Ford Edge
- Ford Fiesta
- Ford Flex
- Ford Focus
- Ford Fusion
- Ford Mustang
- Ford Taurus
- GMC Acadia
- GMC Terrain
- Holden Commodore *
- Honda Civic
- Hyundai Veracruz *
- Jeep Compass
- Jeep Patriot
- Lincoln MKS
- Lincoln MKT
- Lincoln MKX
- Lincoln MKZ
- Lincoln Town Car
- Opel Astra *
- Opel Astra Van *
- Opel Insignia *
- Opel Zafira *
- Saab 9-4X
- Saab 9-5 *

LIGHT TRUCKS, VANS AND SPORT UTILITY VEHICLES

- Buick GL8 *
- Cadillac Escalade
- Cadillac Escalade ESV
- Cadillac Escalade EXT
- Chevrolet Avalanche
- Chevrolet Express Van
- Chevrolet Silverado Pickup
- Chevrolet Suburban
- Chevrolet Tahoe
- Chrysler Town & Country *
- Dodge Grand Caravan
- Dodge Dakota Pickup
- Dodge Durango
- Dodge Nitro
- Dodge Ram Pickup
- Ford Expedition
- Ford Explorer
- Ford Explorer Sport Trac
- Ford F-Series Pickup
- Ford F-Series Super Duty
- Ford Ranger Pickup
- GMC Savana
- GMC Sierra Pickup
- GMC Yukon
- Jeep Grand Cherokee
- Jeep Liberty
- Jeep Wrangler/Wrangler Unlimited
- Kia Sedona
- Lincoln Mark LT
- Lincoln Navigator
- Nissan Titan
- Volkswagen Routan

VEHICLE LIST 2011 VEHICLES We are proud to be associated with many of the quality vehicles produced in North America and elsewhere. The following model year 2011 cars and light trucks are equipped with STRATTEC products. CARS AND CAR BASED UTILITY VEHICLES Aston Martin DB9 * Chevrolet Impala Ford Taurus Aston Martin DBS * Chevrolet Malibu GMC Acadia Aston Martin Rapide * Chevrolet Orlando * GMC Terrain Aston Martin V8 Vantage * Chevrolet Traverse Holden Commodore * Aston Martin V12 Vantage * Chevrolet Volt Honda Civic Buick Excelle * Chrysler 300 Hyundai Veracruz * Buick Enclave Chrysler Sebring (Nassau) Jeep Compass Buick LaCrosse * Daewoo Gentra * Jeep Patriot Buick Lucerne Dodge Avenger Lincoln MKS Buick Regal * Dodge Caliber Lincoln MKT Cadillac CTS Dodge Challenger Lincoln MKX Cadillac DTS Dodge Charger Lincoln MKZ Cadillac SRX Dodge Journey Lincoln Town Car Cadillac STS * Ford Crown Victoria Opel Astra * Chevrolet Aveo * Ford Edge Opel Astra Van * Chevrolet Camaro Ford Fiesta Opel Insignia * Chevrolet Cruze * Ford Flex Opel Zafira * Chevrolet Equinox Ford Focus Saab 9-4X Chevrolet Corvette Ford Fusion Saab 9-5 * Chevrolet HHR Ford Mustang LIGHT TRUCKS, VANS AND SPORT UTILITY VEHICLES Buick GL8 * Dodge Dakota Pickup GMC Sierra Pickup Cadillac Escalade Dodge Durango GMC Yukon Cadillac Escalade ESV Dodge Nitro Jeep Grand Cherokee Cadillac Escalade EXT Dodge Ram Pickup Jeep Liberty Chevrolet Avalanche Ford Expedition Jeep Wrangler/Wrangler Chevrolet Express Van Ford Explorer Unlimited Chevrolet Silverado Pickup Ford Explorer Sport Trac Kia Sedona Chevrolet Suburban Ford F-Series Pickup Lincoln Mark LT Chevrolet Tahoe Ford F-Series Super Duty Lincoln Navigator Chrysler Town & Country * Ford Ranger Pickup Nissan Titan Dodge Grand Caravan GMC Savana Volkswagen Routan * Vehicles produced outside of North America, or both in and outside North America.

2010 STRATTEC Annual Report	12

MANAGEMENT’S DISCUSSION AND ANALYSIS
     The following Discussion and Analysis should be read in conjunction with STRATTEC SECURITY CORPORATION’s Financial Statements and Notes thereto. Unless otherwise indicated, all references to years or quarters refer to fiscal years or fiscal quarters.
Purchase of Delphi Power Products Business
     Effective November 30, 2008, STRATTEC SECURITY CORPORATION, in combination with WITTE Automotive of Velbert, Germany, completed the acquisition of certain assets, primarily equipment and inventory, and assumption of certain employee liabilities of Delphi Corporation’s Power Products business for approximately $7.3 million. For the purposes of owning and operating the North American portion of this acquired business, STRATTEC established a new subsidiary, STRATTEC POWER ACCESS LLC (“SPA”), which is 80 percent owned by STRATTEC and 20 percent owned by WITTE. The purchase price of the North American portion of the acquired business totaled approximately $4.4 million, of which STRATTEC paid approximately $3.5 million. WITTE acquired the European portion of the business for approximately $2.4 million. Effective February 12, 2009, SPA acquired the Asian portion of the business for approximately $500,000.
     The acquisition of the North American and Asian portions of this business by SPA was not material to STRATTEC’s consolidated financial statements. Amortizable intangible assets acquired totaled $890,000 and are subject to amortization over a period of nine years. In addition, goodwill of approximately $223,000 was recorded as part of the transaction. The amortizable intangibles are included in Other Long-Term Assets in the Consolidated Balance Sheets. Refer to discussion of goodwill impairment under Analysis of Results of Operations below.
     The financial results of SPA are consolidated with the financial results of STRATTEC and resulted in increased net income to STRATTEC of approximately $545,000 during fiscal 2010 and decreased net income to STRATTEC of approximately $2.1 million during fiscal 2009.
     SPA designs, develops, tests, manufactures, markets and sells power systems to operate vehicle sliding side doors and rear compartment access points such as liftgates and trunk lids. In addition, the product line includes power cinching latches and cinching strikers used in these systems. Current customers for these products supplied from North America are Chrysler Group LLC, Hyundai Kia Automotive Group (Korea), General Motors Company, Ford Motor Company and Yulon Group (Taiwan).
EXECUTIVE OVERVIEW
     Historically, a significant portion of our total net sales are to domestic automotive OEM’s (General Motors, Ford and Chrysler). During the past several years these customers continued to lose North American vehicle production market share to the New Domestic automotive manufacturers (primarily the Japanese and Korean automotive manufacturers). Therefore, our financial performance depends, in large part on conditions in the automotive industry, which in turn, are dependent upon the U.S. and global economies. During fiscal years 2010, 2009 and 2008, the domestic automotive OEMs together represented 67 percent, 66 percent and 66 percent, respectively, of our total sales.
     During the summer of 2008, the price of oil significantly escalated with the resultant run up of gas prices to $4.00 plus per gallon which caused a major shift in consumer preferences away from mid and full size trucks and SUV’s to smaller, more fuel efficient vehicles. This change had a significant impact on STRATTEC, since our book of business was heavily weighted towards trucks and SUV’s at that time.
     In late 2008, our U.S. customers met with the U.S. Government to discuss the precarious state of the auto industry. General Motors, Chrysler and Ford presented long-term viability plans to the U.S. Government. Their plans focused on reducing North American production capacity, closing facilities, eliminating certain vehicle models and brands and reducing overall structural costs to operate profitably at a 10 million vehicle production build level in North America. General Motors and Chrysler sought and received emergency funding from the U.S. Government. Ford did not request emergency funding. On April 30, 2009, Chrysler filed for Chapter 11 bankruptcy protection and General Motors, filed for Chapter 11 bankruptcy protection on June 1, 2009. The reorganized entities emerged from bankruptcy for both Chrysler and General Motors on June 10, 2009 and July 10, 2009, respectively. The majority of our pre- and post petition accounts receivable were paid in accordance with payment terms existing prior to the bankruptcy filing.
     Our financial results for fiscal year 2009, reflected the overall weakness in the U.S. economy and in particular the sharp decline in vehicle sales and production caused by the economic recession, fluctuating fuel prices and a lack of credit for both consumers and commercial lending markets, especially lending to the automotive supply base. During fiscal 2009, we reacted to the unprecedented 27 year low in North American vehicle production in several ways. First of all, we reduced our productive workforce at both our Milwaukee, Wisconsin and Juarez, Mexico facilities through a combination of temporary and permanent layoffs. In January 2009, we reduced our U.S. salaried workforce by approximately 10 percent, temporarily reduced our Company 401(k) match, and instituted several unpaid work furlough days. We also renegotiated certain terms of our current labor agreement, and restructured our benefit plans to reduce future expenses.
     On November 30, 2008 STRATTEC, in combination with WITTE Automotive of Velbert, Germany, completed the acquisition of certain assets, primarily equipment and inventory of Delphi Corporation’s Power Products business. This acquisition expanded our product capabilities in our access controls related to power sliding side door systems, power lift gate systems and power deck lids. In addition, this acquisition expanded our customer base with two Asian OEMs. In conjunction with this acquisition, we vacated two leased facilities, one in Juarez

2010 STRATTEC Annual Report	13

MANAGEMENT’S DISCUSSION AND ANALYSIS
Mexico utilized by STRATTEC, and one in Matamoros, Mexico formerly utilized by Delphi which we assumed as part of the acquisition. These two facilities were combined into a newly constructed STRATTEC owned facility in Juarez during February 2009, saving approximately $500,000 annually.
     Late in our fiscal 2009, a large volume of ignition lock housings sold to a Tier 1 customer, primarily for General Motors’ global passenger cars, was sourced to us, providing additional sales and increased production of this product line at both our Milwaukee and Juarez facilities. We anticipate that there will be further positive results from this additional business experienced in fiscal 2011 and 2012, and therefore further diversification within our product mix.
     Our financial results for fiscal year 2010 reflected a significant improvement compared to fiscal 2009, the worst year of operating results in our history. Fiscal 2010 sales were $208 million versus $126 million and net income of $3.4 million versus a net loss of $6.1 million. At the beginning of fiscal 2010, our two largest customers, General Motors and Chrysler, emerged from bankruptcy. During August 2009, the automotive industry was positively impacted by the U.S. Government “Cash for Clunkers” rebate program designed to increase consumer spending. The resultant effect was to significantly increase demand on the supply base as automakers increased production to replenish U.S. automotive retail inventories after this program ended. Certain of our suppliers that cut capacity in early 2009 struggled to regain that capacity during fiscal 2010 causing disruptions in the supply of components to us, and late shipments of our products to our customers. As a result, we incurred approximately $3 million in expedited freight costs.
     During November 2009, VAST LLC acquired the remaining 40 percent interests in its two Chinese joint ventures located in Shanghai and Fuzhou. As a result of our 1/3 interest in VAST LLC, STRATTEC’s equity earnings of VAST LLC positively impacted our 2010 operating results and added approximately $1 million to pre-tax earnings.
     Fiscal year 2010 also represented our first full year of operating results from the Power Products business acquired from Delphi. Now called STRATTEC POWER ACCESS, this business contributed $58.5 million in net sales during fiscal 2010. In addition, this product line of power actuators for sliding doors, lift gates and deck lids provided additional vehicle content to help offset our traditional lock business that over the past several years has been de-contented by our major customers.
     Prior to 2009, the normal yearly vehicle production build in North America ranged from 15 to 16 million vehicles. As we look out into the future, the July 2010 projections from our third-party forecasting service indicates the North American light vehicle production will show gradual improvement for the next five years. By model year, we are expecting a 2010 build of 11.1 million vehicles, 12.1 million vehicles for 2011, 13.0 million vehicles for 2012, 14.1 million vehicles for 2013 and 15.1 million vehicles for 2014. General Motors Company and Ford Motor Company are expected to experience increases in their production levels during this time period. Chrysler Group LLC is expected to increase production in model year 2011, but decline starting in model year 2012, primarily due to the forecasting uncertainty and risk in Fiat’s future vehicle plans for the Chrysler Group. Of course all of these forecasts are subject to variability based on what happens in the overall economy, especially as it relates to the current level of high unemployment, continued tight credit markets, relatively low home equity values, fluctuating fuel prices and other key factors we believe determine whether consumers can or will purchase new vehicles.
RESULTS OF OPERATIONS
     The following is a discussion and analysis of our financial position and results of operations for the periods ended June 27, 2010 and June 28, 2009. As of the fourth quarter of 2009, we changed our method of accounting for inventory from the LIFO method to the FIFO method. Certain 2008 amounts referred to below have been restated to reflect the LIFO to FIFO inventory costing change. See further discussion of the accounting change in Notes to Financial Statements.
2010 Compared to 2009
     Net sales were $208.0 million in 2010 compared to $126.1 million in 2009. Sales to our largest customers overall increased in the current year compared to the prior year period primarily due to higher vehicle production volumes. Sales to General Motors Company in the current year were $51.7 million compared to $39.2 million in the prior year. Included in the current year sales to General Motors were $5.0 million of sales to Nexteer Automotive, formerly a unit of Delphi Corporation, which is now owned by General Motors. Sales to Chrysler Group LLC were $68.2 million in the current year compared to $31.9 million in the prior year and sales to Ford Motor Company were $18.4 million in the current year compared to $12.6 million in the prior year. In the current year, sales generated by SPA to Hyundai Kia were $13.2 million. Also, in the current period historical customer pricing issues were resolved which increased our sales by approximately $1.2 million. The pricing issues related to a specific vehicle program and were fully resolved during fiscal 2010.
     Gross profit as a percentage of net sales was 15.9 percent in the current year compared to 10.5 percent in the prior year. The improvement in the gross profit margin was primarily the result of higher customer vehicle production volumes compared to the prior year, which increased overhead absorption of our manufacturing costs, partially offset by expense provisions for the accrual of bonuses earned under our Economic Value Added (EVA®) Incentive Bonus Plans, the increased warranty costs and expedited freight and overtime costs incurred to meet significantly increased production requirements from our largest customers. Also impacting the current year were lower purchased raw material costs for zinc. During 2010, we significantly exceeded our

2010 STRATTEC Annual Report	14

MANAGEMENT’S DISCUSSION AND ANALYSIS
planned financial targets on which payouts under our incentive bonus plans are based. Our operating results therefore reflect incentive bonus expense provisions of $5.2 million in the current year of which $2.6 million impacted our gross profit. No bonuses were provided for or paid in the prior fiscal year. Warranty provisions totaled $2.6 million in the current year compared to $362,000 in the prior year. Historically, we have experienced relatively low warranty charges from our customers due to our contractual arrangements and improvements in the quality, reliability and durability of our products. Recently, our largest customers have extended their warranty protection for their vehicles and are demanding higher warranty cost sharing arrangements from suppliers. The current year warranty provisions include additional accruals to address the warranty exposure related to the demand for higher warranty cost sharing. Expedited freight and overtime costs incurred to meet significantly increased production requirements from our largest customers totaled $5.0 million in the current year compared to $1.1 million in the prior year. The average zinc price paid per pound decreased to $1.03 in the current year from $1.21 in the prior year. During the current year, we used approximately 8.6 million pounds of zinc. This resulted in decreased zinc costs of approximately $1.5 million in the current year compared to the prior year. Also impacting the current period gross margin was a curtailment loss related to our qualified defined benefit pension plan. An amendment to this plan, which became effective January 1, 2010, discontinued the benefit accruals for salary increases and credited service rendered after December 31, 2009. As a result of the amendment, a curtailment loss related to unrecognized prior service cost of $505,000 was recorded, of which approximately $375,000 increased cost of goods sold and approximately $130,000 increased engineering, selling and administrative expenses. Additionally, the 2009 year was negatively impacted by approximately $205,000 of relocation costs related to the move from our leased facility in Juarez, Mexico to our new owned manufacturing facility in Juarez, a non-recurring inventory adjustment of $152,000 and severance costs of $154,000 relating to a work force reduction in Mexico in January 2009. Construction of our new facility was completed in November 2008, and the move from our leased facility in Juarez to our new facility was completed in February 2009. The non-recurring inventory adjustment resulted from finished goods inventory that was acquired in the Delphi Power Products business acquisition. The value of the finished goods inventory acquired was adjusted to its selling price less costs to sell, and gross profit was negatively impacted by the inventory that was sold during the year.
     Engineering, selling and administrative expenses were $29.9 million in the current year, compared to $25.5 million in the prior year. The increase is primarily attributable to the current period including twelve months of expenses for SPA engineering and administrative personnel compared to only seven months in the prior year period as a result of the timing of the acquisition of this business and to the EVA® incentive bonus expense provisions described above. EVA® incentive bonus expense provisions impacting engineering, selling and administrative expenses totaled $2.6 million during 2010 compared to no provision in 2009. Also, as previously discussed, included in the current year expense was a curtailment loss of $130,000.
     An annual goodwill impairment analysis was completed during 2010 related to the goodwill recorded as part of the acquisition of SPA in November 2008. A $223,000 impairment charge to write off the goodwill balance was recorded as a result of this analysis.
     In 1995, we recorded a provision of $3 million for estimated costs to remediate a site at our Milwaukee facility. The site was contaminated by a solvent spill, which occurred in 1985, from a former above ground solvent storage tank located on the east side of the facility. The reserve was originally established based on estimates to adequately cover the cost for active remediation of the contamination. Due to changing technology and related costs associated with active remediation of the contamination, an updated analysis and estimate was obtained during 2010. The reserve was reduced by approximately $1.1 million to reflect the revised monitoring and remediation cost estimate. As of June 27, 2010, costs of approximately $400,000 have been incurred to date related to the installation of monitoring wells on the property and other ongoing monitoring costs.
     In 2009, we recorded a $500,000 provision for doubtful accounts in connection with Chrysler LLC’s filing for Chapter 11 bankruptcy protection for certain of their U.S. legal entities on April 30, 2009. All uncollectible receivables related to the bankruptcy were written off against the $500,000 reserve during the current year. However, as a result of subsequent payments received from Chrysler, $421,000 of the $500,000 provision was recorded as a recovery of allowance for doubtful accounts during the current year.
     Income from operations in the current year was $4.4 million compared to a loss from operations of $12.7 million in the prior year. This improvement was the result of the increase in sales and gross profit margin as discussed above.
     Interest income was $86,000 in the current year compared to $731,000 in the prior year. The decrease was due to both lower invested cash and cash equivalent balances and lower investment returns on these assets in the current year compared to the prior year.
     Equity earnings of joint ventures increased to $1.0 million in 2010 from $245,000 in 2009. The improvement in equity earnings of joint ventures is primarily due to the favorable economic conditions in China and an increase in our ownership percentage resulting from the November 20, 2009 purchase by VAST LLC of the non-controlling interest of its two Chinese joint ventures, VAST Fuzhou and VAST Great Shanghai.
     Net other income was $312,000 in the current year compared to $804,000 in the prior year. The decrease was primarily due to transaction losses resulting from foreign currency transactions entered into by our Mexican subsidiaries of $283,000 in the current year compared to transaction gains of $918,000 in the prior year. The foreign currency transaction impact was partially offset by

2010 STRATTEC Annual Report	15

MANAGEMENT’S DISCUSSION AND ANALYSIS
gains on the Rabbi Trust which funds our supplemental executive retirement plan totaling $431,000 in the current year compared to losses of $393,000 in the prior year. The investments held in the Rabbi Trust are considered trading securities.
     Our effective income tax rate for 2010 was 29.7 percent compared to 38.0 percent in 2009. The 2010 tax rate was impacted by a lower effective tax rate for income subject to tax in Mexico as compared to the effective tax rate for income subject to tax in the U.S. The 2009 tax rate was impacted by a higher U.S. effective tax rate applied to pre-tax U.S. losses and a lower Mexican tax rate being applied to pre-tax income in Mexico. The overall U.S. effective tax rate differed from the Federal statutory tax rate primarily due to the lower Mexican tax rate. As of June 27, 2010, a valuation allowance of $152,000 was recorded due to our assessment of the future realization of certain capital loss carryforward benefits.
2009 Compared to 2008
     Net sales were $126.1 million in 2009 compared to $159.6 million in 2008. The sales decreases in 2009 were experienced across all of our largest customers. Sales to General Motors Corporation in 2009 were $39.2 million compared to $45.0 million in 2008 due to lower vehicle production volumes on the vehicles we supply. The impact of the lower volumes was partially offset by the takeover of certain passenger car lockset production from another supplier and $800,000 of sales generated by SPA primarily relating to products supplied on the Buick minivan produced in China. 2008 sales to General Motors were impacted by production reductions as a direct result of a strike called by the UAW against a major General Motors supplier. Sales to Chrysler LLC were $31.9 million in 2009 compared to $40.2 million in 2008. This sales reduction was due to a combination of lower vehicle production volumes and reduced component content in the security products we supply, offset by $9.8 million of sales generated by SPA relating primarily to the products supplied on the Dodge, Chrysler and Volkswagen minivans. Sales to Ford Motor Company were $12.6 million in 2009 compared to $19.4 million in 2008 and sales to Delphi Corporation were $6.3 million in 2009 compared to $14.9 million in 2008. Included in 2009 Ford sales were $800,000 of sales generated by SPA primarily relating to products supplied on the Lincoln Town Car. The lower sales to Ford and Delphi were primarily due to lower vehicle production volumes. The impact of the above mentioned strike in 2008 reduced sales to General Motors and Delphi Corporation by approximately $3.5 million in 2008.
     Gross profit as a percentage of net sales was 10.5 percent in 2009 compared to 15.5 percent in 2008. The decrease in the gross profit margin was primarily attributed to our customers’ reduced vehicle production volumes, which lowered the absorption of our fixed manufacturing costs. The impact of the reduced production volumes was partially offset by lower purchased material costs for zinc and brass along with a favorable Mexican peso to U.S. dollar exchange rate affecting our operations in Mexico. 2009 was also negatively impacted by approximately $205,000 of relocation costs related to the move from our leased facility in Juarez, Mexico to our new owned manufacturing facility in Juarez, a non-recurring inventory adjustment of $152,000 and severance costs of $154,000 relating to a work force reduction in Mexico in January 2009. Construction of our new facility was completed in November 2008, and the move from our leased facility in Juarez to our new facility was completed in February 2009. The non-recurring inventory adjustment resulted from finished goods inventory that was acquired in the Delphi Power Products business acquisition. The value of the finished goods inventory acquired was adjusted to its selling price less costs to sell, and gross profit was negatively impacted by the inventory that was sold during the year. The 2008 year was also negatively impacted by non-recurring items including a lump sum bonus totaling $243,000 paid to our Milwaukee represented hourly workers resulting from a new four-year labor contract ratified on June 22, 2008 as well as the disposal of a customer specific fixed asset resulting in a fixed asset disposal loss of $382,000.
     The average zinc price paid per pound decreased to $1.21 in 2009 from $1.53 in 2008. During 2009, we used approximately 5.3 million pounds of zinc. This resulted in decreased zinc costs of approximately $1.7 million in 2009 compared to 2008. The average brass price paid per pound decreased to $3.05 in 2009 from $3.84 in 2008. During 2009, we used approximately 830,000 pounds of brass. This resulted in decreased brass costs of approximately $655,000 in 2009 compared to 2008.
     The inflation rate in Mexico for the twelve months ended June 28, 2009 was approximately 5.6 percent and increased our operating costs by approximately $880,000 in 2009 over 2008. The average U.S. dollar/Mexican peso exchange rate increased to approximately 12.75 pesos to the dollar in 2009 from approximately 10.75 pesos to the dollar in 2008. This resulted in decreased costs related to our Mexican operations of approximately $2.7 million in 2009 compared to 2008.
     Engineering, selling and administrative expenses were $25.5 million in 2009, compared to $24.0 million in 2008. The increase was primarily attributed to hiring SPA engineering personnel, contracting with Delphi for temporary transition services related to the acquisition, outside legal costs incurred to defend a STRATTEC patent net of a recovery from a third party and a charge of $350,000 for severance and outplacement costs relating to a 10 percent reduction in our U.S. salaried work force on January 15, 2009. These added costs were partially offset by the cost savings from the salary work force reduction, reduced 401(k) match for salaried associates implemented in January 2009 and a salary reduction and temporary work furloughs for our U.S. salaried associates, each of which were implemented in May 2009.
     The provision for bad debts of $500,000 in 2009 was recorded in connection with Chrysler’s filing for Chapter 11 bankruptcy protection for certain of their U.S. legal entities on April 30, 2009. The Chrysler and General Motors bankruptcy filings had little affect on our receivables with

2010 STRATTEC Annual Report	16

MANAGEMENT’S DISCUSSION AND ANALYSIS
Chrysler and General Motors, as both companies were able to continue making payments to suppliers for parts they had purchased prior to their bankruptcy filings. We increased our reserve for doubtful accounts at the end of our fiscal 2009 third quarter by $500,000 in anticipation of difficulties collecting on our receivables from Chrysler. As of June 2009, a majority of our pre-bankruptcy receivables from both Chrysler and General Motors had been paid under normal terms. However, there remained some minor pre-bankruptcy past-due receivable balances outstanding. Subsequently, both companies emerged from bankruptcy and started to resume production in July.
     The loss from operations in 2009 was $12.7 million compared to income from operations of $805,000 in 2008. This reduction was the result of the decrease in sales and gross profit margin, the increase in operating expenses and the provision for doubtful accounts as discussed above.
     Interest income was $731,000 in 2009 compared to $2.7 million in 2008. The decrease was due to both lower invested cash and cash equivalent balances and lower investment returns on these assets in the current year compared to the prior year.
     Net other income was $804,000 in 2009 compared to net other expense of $300,000 in 2008. The change was primarily due to favorable gains resulting from foreign currency transactions entered into by our Mexican subsidiaries of $918,000 in 2009 compared to transaction losses of $320,000 in 2008. The foreign currency transaction gains were offset by increased losses on the Rabbi Trust which funds our supplemental executive retirement plan totaling $393,000 in 2009 compared to $174,000 in 2008. The investments held in the Rabbi Trust are considered trading securities.
     Our effective income tax rate for 2009 was 38.0 percent compared to 25.8 percent in 2008. The 2009 tax rate was impacted by a higher U.S. effective tax rate applied to pre-tax U.S. losses and a lower Mexican tax rate being applied to pre-tax income in Mexico. The overall U.S. effective tax rate differed from the Federal statutory tax rate primarily due to the lower Mexican tax rate. The 2008 provision included a favorable tax adjustment primarily related to Mexican tax benefits allowed for our Mexican subsidiaries. The favorable adjustment totaled $573,000. In addition, reduced 2008 earnings resulted in a larger percentage of our consolidated taxable income being taxed in Mexico, which has a lower effective rate as compared to the U.S. rate. At June 28, 2009, we had deferred tax assets resulting from unused operating losses and unused tax credits that we are allowed to carry-forward to future years. The deferred tax asset relating to these losses and credit carry-forwards totaled approximately $3.3 million at June 28, 2009. The loss and credit carry-forwards expire in years 2017 through 2029. We evaluated the need to maintain a valuation allowance against our deferred tax assets. Based on this evaluation, which included a review of recent profitability and projections of future profitability, we concluded that a valuation allowance was not necessary.
LIQUIDITY AND CAPITAL RESOURCES
     Our primary source of cash flow is from our major customers, which include General Motors Company, Ford Motor Company and Chrysler Group LLC. As of the date of filing this Annual Report with the Securities and Exchange Commission, all of our customers are making payments on their outstanding accounts receivable in accordance with the payment terms included on their purchase orders. A summary of our outstanding receivable balances from our major customers as of June 27, 2010 is as follows (in thousands of dollars):

	U.S.	Canada	Mexico	Total

General Motors	$5,779	$1,231	$1,115	$8,125
Ford	$2,430	$165	$123	$2,718
Chrysler	$4,634	$6,808	$789	$12,231
     On April 30, 2009, Chrysler LLC filed for Chapter 11 bankruptcy protection for certain of their U.S. legal entities. During the quarter ended March 29, 2009, we increased our provision for bad debts by $500,000 to cover the portion of the pre-bankruptcy receivable balances which we believed could be uncollectible. As of June 27, 2010, all uncollectible amounts related to the bankruptcy filings were written off against the reserve and $421,000 of amounts previously written-off were paid by Chrysler LLC during the year ended June 27, 2010.
     Cash flow provided by operating activities was $10.1 million in 2010 compared to cash used in operating activities of $6.8 million in 2009. The improvement in operating cash flow was primarily due to the improvement in our overall financial results. In addition, 2009 operating cash flow was negatively impacted by the initial funding of working capital related to the SPA operations. Pension contributions to our qualified plan totaled $4 million in 2010 and $3 million in 2009.
     On February 26, 2009, our Board of Directors took action to suspend payment of our quarterly dividend to conserve cash. No dividends were paid during fiscal 2010. During the first three quarters of fiscal 2009 approximately $1.5 million of cash dividends were paid to our shareholders. On August 4, 2010, our Board of Directors declared a special one-time cash dividend of $1.20 per common share payable October 29, 2010 to shareholders of record as of October 8, 2010. The special dividend will total approximately $4.0 million and will be funded with current cash balances. The company does not intend to reinstate the quarterly dividend in the near future.
     Our accounts receivable balance increased approximately $18.8 million and our accounts payable balance increased approximately $9.8 million in 2010. The increases are primarily the

2010 STRATTEC Annual Report	17

MANAGEMENT’S DISCUSSION AND ANALYSIS
result of the increased sales and production activity experienced in 2010 as discussed under Results of Operations herein. The accrued payroll and benefits balance increased approximately $7.3 million in fiscal 2010 primarily due to the accrual for our incentive bonus payments as discussed under Results of Operations herein.
     The accrued pension obligations balance includes our qualified plan and our supplemental executive retirement plan (SERP). The change in the accrued pension obligations balance during 2010 is the result of the net impact of pension contributions, the actuarially calculated pension expense and the impact of the change in the funded status of the plans. The 2010 pre-tax funded status adjustment increased our liability position by $7.4 million at June 27, 2010. We anticipate voluntary pension contributions to our qualified plan will be approximately $2 million in 2011. The change in the accrued postretirement obligations balance during 2010 is also the net impact of contributions, benefit payments, the actuarially calculated pension expense and the impact of the change in the funded status of the plan. The 2010 pre-tax funded status adjustment decreased our liability position by approximately $5.2 million and was primarily due to a plan amendment which limits the maximum annual benefit amount for each participant to $4,000 during the maximum five year benefit period.
     Capital expenditures were $6.9 million in 2010 compared to $12.5 million in 2009. Expenditures were primarily in support of requirements for new product programs and the upgrade and replacement of existing equipment. Capital expenditures during the prior year included approximately $5.7 million for the construction of a new facility in Juarez, Mexico, to replace an existing leased facility. The construction of the new facility was completed in fiscal 2009. We anticipate capital expenditures will be approximately $6 million in fiscal 2011 in support of requirements for new product programs and the upgrade and replacement of existing equipment.
     Our Board of Directors has authorized a stock repurchase program to buy back outstanding shares of our common stock. Shares authorized for repurchase under the program totaled 3,839,395 at June 27, 2010. Over the life of the repurchase program through June 27, 2010, a total of 3,655,322 shares have been repurchased at a cost of approximately $136.4 million. During fiscal year 2010, no shares were repurchased. Additional repurchases may occur from time to time and are expected to continue to be funded by cash flow from operations and current cash balances. Based on the current economic environment and our preference to conserve cash, we anticipate minimal or no stock repurchase activity in fiscal year 2011.
     We have a $20 million unsecured line of credit (“Line of Credit”) with M&I Marshall & Ilsley Bank, which expires October 30, 2010. This unsecured line of credit replaced a $50.0 million unsecured line of credit with M&I Marshall & Ilsley Bank which terminated on October 31, 2009. Interest on borrowings under our line of credit is at varying rates based on the London Interbank Offering Rate with a minimum annual rate of 4 percent. The Line of Credit is not subject to any covenants. There were no outstanding borrowings at June 27, 2010 or June 28, 2009. There were no borrowings under any third party debt facilities during 2010, 2009 or 2008. We believe that the Line of Credit is adequate, along with existing cash balances and cash flow from operations, to meet our anticipated capital expenditure, working capital and operating expenditure requirements.
     Over the past several years, we have been impacted by rising health care costs, which have increased our cost of employee medical coverage. A portion of these increases have been offset by plan design changes and employee wellness initiatives. We have also been impacted by increases in the market price of zinc and brass and inflation in Mexico, which impacts the U.S. dollar costs of our Mexican operations. We have negotiated raw material price adjustment clauses with certain customers to offset some of the market price fluctuations. We do not hedge against our Mexican peso exposure.
OFF-BALANCE SHEET ARRANGEMENTS
     Contractual obligations are as follows as of June 27, 2010 (thousands of dollars):

	Payments Due By Period
		Less Than			More Than
Contractual Obligation	Total	1 Year	1-3 Years	3-5 Years	5 Years

Operating Leases	$1,732	$508	$771	$453	$—
Other Purchase Obligations	24,154	9,849	14,305	—	—
Pension and Postretirement Obligations(a)	6,293	6,293	—	—	—

Total	$32,179	$16,650	$15,076	$453	$—

(a)	As disclosed in our Notes to Financial Statements, estimated cash funding related to our pension and postretirement benefit plans is expected to total $6.3 million in 2011. Because the timing of funding related to these plans beyond 2011 is uncertain, and is dependent on future movements in interest rates and investment returns, changes in laws and regulations, and other variables, pension and postretirement outflows beyond 2011 have not been included in the table above.
     Liabilities recognized for uncertain tax benefits of $1.2 million are not presented in the table above due to uncertainty as to amounts and timing regarding future payments.

2010 STRATTEC Annual Report	18

MANAGEMENT’S DISCUSSION AND ANALYSIS
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
     VAST do Brasil, a joint venture between VAST LLC and Ifer do Brasil Ltda., was formed to service customers in South America. VAST Fuzhou and VAST Great Shanghai (collectively known as VAST China), began as joint ventures between VAST LLC and a Taiwanese partner to provide a base of operations to service our automotive customers in the Asian market. Effective November 20, 2009, VAST LLC purchased the remaining 40 percent of these two Chinese joint ventures for $9.6 million. VAST LLC now owns 100 percent of VAST Fuzhou and VAST Great Shanghai. VAST LLC also maintains branch offices in South Korea and Japan in support of customer sales and engineering requirements.
     The VAST LLC investments are accounted for using the equity method of accounting. The activities related to the VAST LLC joint ventures resulted in equity in earnings of joint ventures to STRATTEC of approximately $1.0 million during 2010 and $245,000 during 2009. During the current year, the VAST partners made capital contributions to VAST totaling $300,000 in support of general operating expenses. STRATTEC’s portion of the capital contributions totaled $100,000.
     In fiscal year 2007, we entered into a joint venture with ADAC, in which STRATTEC holds a 50.1 percent interest and ADAC holds a 49.9 percent interest. The joint venture, ADAC-STRATTEC LLC, a Delaware limited liability company, was formed on October 27, 2006. In addition, a Mexican entity, ADAC-STRATTEC de Mexico, which is wholly owned by ADAC-STRATTEC LLC, was formed on February 21, 2007 to establish injection molding and assembly operations for door handle components. ADAC-STRATTEC LLC’s financial results are consolidated with the financial results of STRATTEC and resulted in increased net income to STRATTEC of approximately $114,000 in 2010 and no change in net income to STRATTEC in 2009.
     Effective November 30, 2008, STRATTEC established a new entity, STRATTEC POWER ACCESS LLC (“SPA”), which is 80 percent owned by STRATTEC and 20 percent owned by WITTE. SPA operates the North American portion of the Power Products business which was acquired from Delphi Corporation. The financial results of SPA are consolidated with the financial results of STRATTEC and resulted in increased net income to STRATTEC of approximately $545,000 in 2010 and decreased net income to STRATTEC of approximately $2.1 million during 2009.
OTHER MATTERS
     Health care reform legislation was recently enacted by the Federal government. We are currently evaluating the legislation to determine its effects on our plan structure, future operating results and financial position.
RECENTLY ISSUED ACCOUNTING STANDARDS
     In June 2009, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance which amends the consolidation guidance applicable to variable interest entities. The guidance will affect the overall consolidation analysis under the current authoritative guidance for consolidation of variable interest entities and is effective for us as of the beginning of the first quarter of fiscal year 2011. We are currently evaluating the impact that the guidance may have on our consolidated financial statements and disclosures.
     In January 2010, the FASB issued guidance that requires reporting entities to make new disclosures about recurring or nonrecurring fair value measurements, including significant transfers into and out of Level 1 and Level 2 fair value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. The guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures that are effective for annual periods beginning after December 15, 2010. We do not expect these new disclosure provisions to have a significant impact on our Consolidated Financial Statements.
CRITICAL ACCOUNTING POLICIES
We believe the following represents our critical accounting policies:
     Pension and Postretirement Health Benefits — Pension and postretirement health obligations and costs are developed from actuarial valuations. The determination of the obligation and expense for pension and postretirement health benefits is dependent on the selection of certain

2010 STRATTEC Annual Report	19

MANAGEMENT’S DISCUSSION AND ANALYSIS
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
     We determine the discount rate used to measure plan liabilities using prevailing market rates of a large population of high-quality, non-callable, corporate bonds currently available that, if the obligation was settled at the measurement date, would provide the necessary future cash flows to pay the benefit obligation when due. Using this methodology, we determined a discount rate of 5.41 percent to be appropriate as of June 30, 2010, which is a decrease of 1.45 percentage points from the rate used at June 30, 2009. The impact of this change increased our year-end 2010 projected pension benefit obligations by approximately $13.5 million, the year-end 2010 accumulated pension benefit obligations by approximately $13.5 million and the year-end 2010 accumulated postretirement obligation by approximately $252,000. This change is also expected to increase our 2011 pension expense by $1.1 million and decrease our postretirement expense by $35,000.
     As of June 30, 2010, we updated the termination rates for the qualified pension plan and the postretirement plan. The impact of this change decreased our year-end 2010 projected pension benefit obligations by approximately $513,000 and our year end accumulated postretirement obligation by approximately $38,000. This change is also expected to increase our 2011 pension expense by approximately $130,000 and postretirement expense by approximately $6,000.
     As of January 1, 2010, the qualified defined benefit pension plan was amended discontinuing the benefit accrual for salary increases and credited service rendered after December 31, 2009. As a result, a curtailment loss related to the unrecognized prior service cost of $505,000 was recorded during fiscal 2010. The impact of this change decreased our year-end 2010 projected pension benefit obligations by approximately $850,000 and our year-end 2010 accumulated pension benefit obligations by approximately $800,000. This change is also expected to decrease our 2011 pension expense by $2 million.
     As of June 30, 2009, we decreased the salary scale from 3.5% to 3%. The impact of this change decreased our year-end 2009 projected pension benefit obligations by approximately $652,000 and increased our year-end 2009 accumulated pension benefit obligations by approximately $253,000. This change decreased our 2010 pension expense by $179,000.
     A significant element in determining the pension expense is the expected return on plan assets. Our assumption for the expected return on plan assets is based on historical results for similar allocations among asset classes and was 8.5 percent for 2008, 8.25 percent for 2009 and 8.0 percent for 2010. This reduced the expected return on plan assets by approximately $200,000 in both 2009 and 2010. Refer to Notes to Financial Statements for additional information on how this rate was determined.
     The difference between the expected return and actual return on plan assets is deferred and, under certain circumstances, amortized over future years of service. Therefore, the deferral of past asset gains and losses ultimately affects future pension expense. This is also the case with changes to actuarial assumptions. As of June 30, 2010, we had $44.1 million of net unrecognized pension actuarial losses, which included deferred asset losses of $13.2 million. As of June 30, 2010, we had unrecognized postretirement actuarial losses of $7.9 million. These amounts represent potential future pension and postretirement expenses that would be amortized over average future service periods. The average remaining service period is about 9 years for the pension plans and 11 years for the postretirement plan.
     During fiscal years 2010, 2009 and 2008, we voluntarily contributed $4 million, $3 million and $5 million, respectively, to our qualified pension plan. Future pension contributions are expected to be approximately $2 million annually depending on market conditions. We have evaluated the potential impact of the Pension Protection Act (the “Act”), which was passed into law on August 17, 2006, on future pension plan funding requirements based on current market conditions. The Act has not had and is not anticipated to have in future periods a material effect on our level of future funding requirements or on our liquidity and capital resources.
     A significant element in determining the postretirement health expense is the health care cost trend rates. We develop these rates based on historical cost data, the near-term outlook and an assessment of likely long-term trends. Changes in the health care cost trend rate assumption will have a significant effect on the postretirement benefit amounts reported. Refer to Notes to Financial Statements for an analysis of the impact of a one percent change in the trend rate.
     As of January 1, 2010, the postretirement health care benefit plan was amended to limit future eligible retirees’ benefits under the plan to $4,000 per year for a maximum of five years. This change decreased the year-end 2010 postretirement benefit obligation by approximately $3.4 million and is expected to decrease 2011 postretirement expense by approximately $645,000.
     While we believe that the assumptions used are appropriate, significant differences in the actual experience or significant changes in the assumptions may materially affect our pension and postretirement health obligations and future expense.
     Other Reserves — We have reserves such as an environmental reserve, a warranty reserve, an incurred but not reported claim reserve for self-insured health plans, a workers’ compensation reserve, an allowance for doubtful accounts related to trade accounts receivable and a repair and maintenance supply parts reserve. These reserves require the use of estimates and judgment with regard to risk exposure, ultimate liability and net realizable value.
     Environmental Reserve — We have a liability recorded related to the estimated costs to remediate a site at our Milwaukee facility, which was contaminated by a solvent spill from a former above ground solvent storage tank occurring in 1985. The recorded environmental liability balance involves judgment

2010 STRATTEC Annual Report	20

MANAGEMENT’S DISCUSSION AND ANALYSIS
and estimates. Our reserve estimate is based on an updated analysis of the costs to adequately cover the cost of active remediation of the contamination at this site. Actual costs might vary from this estimate for a variety of reasons including changes in laws and changes in the assessment of the level of remediation actually required at this site. Therefore, future changes in laws or the assessment of the level of remediation required could result in changes in our estimate of the required liability. Refer to the discussion of Commitments and Contingencies included in the Notes to Financial Statements on page 37 of this 2010 Annual Report.
     Warranty Reserve — We have a warranty liability recorded related to our exposure to warranty claims in the event our products fail to perform as expected, and we may be required to participate in a recall of such products. The recorded warranty liability balance involves judgment and estimates. Our liability estimate is based on an analysis of historical warranty data as well as current trends and information, including our customers’ recent extension of their warranty programs. Actual warranty costs might vary from estimates due to the level of actual claims varying from our claims experience and estimates. Therefore, future actual claims experience could result in changes in our estimate of the required liability. Refer to the discussion of Warranty Reserve under Organization and Summary of Significant Accounting Policies included in the Notes to Financial Statements on page 34 of this 2010 Annual Report.
     Incurred But Not Reported Claim Reserve for Self-Insured Health plans and Workers’ Compensation Reserve — We have self-insured medical and dental plans covering all eligible U.S. associates. We also maintain an insured workers’ compensation program covering all U.S. associates. The insurance is renewed annually and may be covered under a loss sensitive plan. Under a loss sensitive plan, the ultimate cost is dependent upon losses incurred during the policy period. The incurred loss amount for loss sensitive policies will continue to change as claims develop and are settled in future periods. The expected ultimate cost of claims incurred under these plans is subject to judgment and estimation. We estimate the ultimate expected cost of claims incurred under these plans based upon the aggregate liability for reported claims and an estimated additional liability for claims incurred but not reported. Our estimate of claims incurred but not reported is based on an analysis of historical data, current trends related to claims and health care costs and information available from the insurance carrier. Actual ultimate costs may vary from estimates due to variations in actual claims experience from past trends and large unexpected claims being filed. Therefore, changes in claims experience and large unexpected claims could result in changes to our estimate of the claims incurred but not reported liabilities. Refer to the discussion of Self Insurance and Loss Sensitive Plans under Organization and Summary of Significant Accounting Policies included in Notes to Financial Statements on page 33 of this 2010 Annual Report.
     Allowance for Doubtful Accounts Related to Trade Accounts Receivable — Our trade accounts receivable consist primarily of receivables due from Original Equipment Manufacturers in the automotive industry and locksmith distributors relating to our service and aftermarket business. Our evaluation of the collectability of our trade accounts receivable involves judgment and estimates and includes a review of past due items, general economic conditions and the economic climate of the industry as a whole. The estimate of the required reserve involves uncertainty as to future collectability of receivable balances. This uncertainty is magnified by the financial difficulty currently experienced by our customers as discussed under Risk-Factors-Loss of Significant Customers, Vehicle Content, Vehicle Models and Market Share on page 22 of this 2010 Annual Report. Refer to the discussion of Receivables under Organization and Summary of Significant Accounting Policies included in Notes to Financial Statements on page 30 of this 2010 Annual Report. We increased our allowance for uncollectible trade accounts receivable by $500,000 during 2009 in connection with Chrysler LLC’s filing for Chapter 11 bankruptcy protection for certain of their U.S. legal entities on April 30, 2009. General Motors filed for Chapter 11 bankruptcy protection for their U.S. legal entities on June 1, 2009. The bankruptcy filings did not significantly impact the collection of pre-bankruptcy receivable balances as both Companies were able to continue to make payments to suppliers for parts they had purchased prior to their bankruptcy filings. All receivables related to the bankruptcy filings which we assumed to be uncollectible were written off against the $500,000 reserve. However, as a result of subsequent payments received from Chrysler as of December 2009, $421,000 of the $500,000 provision was recorded as a recovery of allowance for doubtful accounts during 2010.
     Repair and Maintenance Supply Parts Reserve — We maintain an inventory of repair and maintenance parts in support of operations. The inventory includes critical repair parts for all production equipment as well as general maintenance items. The inventory of critical repair parts is required to avoid disruptions in our customers’ just-in-time production schedules due to lack of spare parts when equipment break-downs occur. Depending on maintenance requirements during the life of the equipment, excess quantities of repair parts arise. A repair and maintenance supply parts reserve is maintained to recognize the normal adjustment of inventory for obsolete and slow-moving repair and maintenance supply parts. Our evaluation of the reserve level involves judgment and estimates, which are based on a review of historical obsolescence and current inventory levels. Actual obsolescence may differ from estimates due to actual maintenance requirements differing from historical levels. This could result in changes to our estimated required reserve. Refer to the discussion of Repair and Maintenance Supply Parts under Organization and Summary of Significant Accounting Policies included in the Notes to Financial Statements on page 31 of this 2010 Annual Report.
     We believe the reserves discussed above are estimated using consistent and appropriate methods. However, changes to the assumptions could materially affect the recorded reserves.
     Stock-Based Compensation — Stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period. Determining the fair value of stock-based awards at the grant date requires judgment, including estimating future

2010 STRATTEC Annual Report	21

MANAGEMENT’S DISCUSSION AND ANALYSIS
volatility of our stock, the amount of stock-based awards that are expected to be forfeited and the expected term of awards granted. We estimate the fair value of stock options granted using the Black-Scholes option valuation model. We amortize the fair value of all awards on a straight-line basis over the vesting periods. The expected term of awards granted represents the period of time they are expected to be outstanding. We determine the expected term based on historical experience with similar awards, giving consideration to the contractual terms and vesting schedules. We estimate the expected volatility of our common stock at the date of grant based on the historical volatility of our common stock. The volatility factor used in the Black-Scholes option valuation model is based on our historical stock prices over the most recent period commensurate with the estimated expected term of the award. We base the risk-free interest rate used in the Black-Scholes option valuation model on the implied yield currently available on U.S. Treasury zero-coupon issues with a remaining term commensurate with the expected term of the award. We use historical data to estimate pre-vesting option forfeitures. We record stock-based compensation only for those awards that are expected to vest. If actual results differ significantly from these estimates, stock-based compensation expense and our results of operations could be materially impacted.
RISK FACTORS
     We recognize we are subject to the following risk factors based on our operations and the nature of the automotive industry in which we operate:
     Loss of Significant Customers, Vehicle Content, Vehicle Models and Market Share — Sales to General Motors Company, Ford Motor Company and Chrysler Group LLC represented approximately 67 percent of our annual net sales (based on fiscal 2010 results) and, accordingly, these customers account for a significant percentage of our outstanding accounts receivable. The contracts with these customers provide for supplying the customer’s requirements for a particular model. The contracts do not specify a specific quantity of parts. The contracts typically cover the life of a model, which averages approximately four to five years. Components for certain customer models may also be “market tested” annually. Therefore, the loss of any one of these customers, the loss of a contract for a specific vehicle model, reduction in vehicle content, early cancellation of a specific vehicle model, technological changes or a significant reduction in demand for certain key models could occur, and if so, could have a material adverse effect on our existing and future revenues and net income.
     On April 27, 2009, General Motors announced certain aspects of its Revised Viability Plan including reduced production volumes for calendar year 2009 and the subsequent five years. The announcement indicated that certain vehicle brands, including Pontiac, Saturn, Hummer and Saab, would be discontinued or sold. In addition, subsequent to Chrysler LLC’s filing for Chapter 11 bankruptcy protection on April 30, 2009, they announced certain vehicle models planned for discontinuation (including Jeep Commander, Jeep Compass, Jeep Patriot, Dodge Nitro, Dodge Avenger, Dodge Caliber, Dodge Durango, Dodge Dakota, Dodge Viper, Chrysler Sebring, Chrysler Aspen etc.). Subsequently, certain models have been reaffirmed for continued production over the next two years. We will continue to evaluate the impact these evolving plans have on our business as more details become available.
     Our major customers also have significant under-funded legacy liabilities related to pension and postretirement health care obligations. The future impact of these items along with a continuing loss in their North American automotive market share to the “New Domestic” automotive manufacturers (primarily the Japanese automotive manufacturers) and/or a significant decline in the overall market demand for new vehicles may ultimately result in severe financial difficulty for these customers, including bankruptcy. If our major customers cannot fund their operations, we may incur significant write-offs of accounts receivable, incur impairment charges or require additional restructuring actions. For example, on October 8, 2005, Delphi Corporation filed for Chapter 11 bankruptcy protection. As a result, we wrote-off $1.6 million of uncollectible pre-petition Chapter 11 accounts receivable due from Delphi Corporation. This directly reduced our pre-tax net income during fiscal 2006. On April 30, 2009, Chrysler LLC filed for Chapter 11 bankruptcy protection for certain of their U.S. legal entities. As discussed under Critical Accounting Policies — Other Reserves — Allowance for Doubtful Accounts Related to Trade Accounts Receivable herein, during fiscal year 2009 we recorded a provision for bad debts of $500,000 related to this filing, of which we subsequently recovered $421,000 of the $500,000 provision during fiscal 2010. This directly reduced our pre-tax net income during 2009 by $500,000 and increased our pre-tax net income during 2010 by $421,000.
     Production Slowdowns for Customers — Our major customers and many of their suppliers have been significantly impacted by the recession of 2008/2009. Many of our major customers have instituted production cuts during fiscal 2009 and fiscal 2010 as a result of this recession. Moreover, certain of our major customers have announced plans to continue these production cuts into future fiscal years. For example, during April 2009, General Motors Corporation announced assembly plant downtime for the months of May through July in order to reduce excess inventories at their dealer locations. Consequently, this downtime reduced our production schedules and affected both our sales and profitability for our fiscal fourth quarter ending June 28, 2009 and our fiscal 2010 first quarter ending September 27, 2009. Additionally, on April 27, 2009, General Motors announced some aspects of its Revised Viability Plan including reduced production volumes for the remainder of calendar 2009 and the subsequent five calendar years. The continuation of these production cuts could have a material adverse effect on our existing and future revenues and net income.
     Financial Distress of Automotive Supply Base — Automotive industry conditions have adversely affected STRATTEC and our supply base. Lower production levels at our major customers, volatility in certain raw material and energy costs and the global credit market crisis have resulted in severe financial distress among many companies within the automotive supply base. During calendar year 2009, several automotive suppliers filed for bankruptcy protection or ceased operations. The

2010 STRATTEC Annual Report	22

MANAGEMENT’S DISCUSSION AND ANALYSIS
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
     Shortage of Raw Materials or Components Supply — In the event of a rapid increase in production demands, either we or our customers or other suppliers may experience supply shortages of raw materials or components. This could be caused by a number of factors, including a lack of production line capacity or manpower or working capital constraints. In order to manage and reduce the cost of purchased goods and services, we and others within our industry have been rationalizing and consolidating our supply base. In addition, due to the recent turbulence in the automotive industry, several suppliers have initiated bankruptcy proceedings or ceased operations. As a result, there is greater dependence on fewer sources of supply for certain components and materials, which could increase the possibility of a supply shortage of any particular component. If any of our customers experience a material supply shortage, either directly or as a result of a supply shortage at another supplier, that customer may halt or limit the purchase of our products. Similarly, if we or one of our own suppliers experience a supply shortage we may become unable to produce the affected products if we cannot procure the components from another source. Such production interruptions could impede a ramp-up in vehicle production and could have a material adverse effect on our business, results of operations and financial condition.
     We consider the production capacities and financial condition of suppliers in our selection process, and expect that they will meet our delivery requirements. However, there can be no assurance that strong demand, capacity limitations, shortages of raw materials or other problems will not result in any shortages or delays in the supply of components to us.
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
     Cyclicality and Seasonality in the Automotive Market — The automotive market is cyclical and is dependent on consumer spending, on the availability of consumer credit and, to a certain extent, on customer sales incentives. Economic factors adversely affecting consumer demand for automobiles and automotive production, such as rising fuel costs, could adversely impact our net sales and net income. We typically experience decreased sales and operating income during the first fiscal quarter of each year due to the impact of scheduled customer plant shut-downs in July and new model changeovers.
     Foreign Operations — As discussed under “Joint Ventures,” we have joint venture investments in Mexico, Brazil and China. As these operations continue to expand, their success will depend, in part, on our and our partners’ ability to anticipate and effectively manage certain risks inherent in international operations including: enforcing agreements and collecting receivables through certain foreign legal systems, payment cycles of foreign customers, compliance with foreign tax laws, general economic and political conditions in these countries and compliance with foreign laws and regulations.
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
     Given the significant financial impact on us relating to changes in the cost of our primary raw materials, commencing with fiscal 2008, we began quoting quarterly material price adjustments for changes in our raw material costs in our negotiations with our customers. Our success in obtaining these quarterly price adjustments in our customer contracts is dependent on separate negotiations with each customer. It is not a standard practice for our customers to include such price adjustments in their contracts. We have been successful in obtaining quarterly price adjustments in some of our customer contracts. However, we have not been successful in obtaining the adjustments with all of our customers.
     Disruptions Due to Work Stoppages and Other Labor Matters — Our major customers and many of their suppliers have unionized work forces. Work stoppages or slow-downs experienced by our customers or their suppliers could result in slow-downs or closures of assembly plants where our products are included in assembled vehicles. For example, strikes at a critical supplier called by the United Auto Workers led to extended shut-downs of most of General Motors’ North American assembly plants in February 2008 and in 1998. A material work stoppage experienced by one or more of our customers could have an adverse effect on our business and our financial results. In addition, all production associates at our Milwaukee facility are unionized. A sixteen-day strike by these associates in June 2001 resulted in increased costs as all salaried associates worked with additional outside

2010 STRATTEC Annual Report	23

MANAGEMENT’S DISCUSSION AND ANALYSIS
resources to produce the components necessary to meet customer requirements. The current contract with the unionized associates is effective through June 29, 2014. We may encounter further labor disruption after the expiration date of this contract and may also encounter unionization efforts in our other plants or other types of labor conflicts, any of which could have an adverse effect on our business and our financial results.
     Environmental and Safety Regulations — We are subject to Federal, state, local and foreign laws and other legal requirements related to the generation, storage, transport, treatment and disposal of materials as a result of our manufacturing and assembly operations. These laws include the Resource Conservation and Recovery Act (as amended), the Clean Air Act (as amended) and the Comprehensive Environmental Response, Compensation and Liability Act (as amended). We have an environmental management system that is ISO-14001 certified. We believe that our existing environmental management system is adequate for current and anticipated operations and we have no current plans for substantial capital expenditures in the environmental area. An environmental reserve was established in 1995 for estimated costs to remediate a site at our Milwaukee facility. The site was contaminated by a former above-ground solvent storage tank, located on the east side of the facility. The contamination occurred in 1985. The site is being monitored in accordance with Federal, state and local requirements. Refer to discussion under Analysis of Results of Operations for additional information on this environmental reserve. We do not currently anticipate any material adverse impact on our results of operations, financial condition or competitive position as a result of compliance with Federal, state, local and foreign environmental laws or other legal requirements. However, risk of environmental liability and changes associated with maintaining compliance with environmental laws is inherent in the nature of our business and there is no assurance that material liabilities or changes could not arise.
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
     Investments in Customer Program Specific Assets — We make investments in machinery and equipment used exclusively to manufacture products for specific customer programs. This machinery and equipment is capitalized and depreciated over the expected useful life of each respective asset. Therefore, the loss of any one of our major customers, the loss of specific vehicle models or the early cancellation of a vehicle model could result in impairment in the value of these assets which may have a material adverse effect on our financial results.
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
     Warranty Claims — We are exposed to warranty claims in the event that our products fail to perform as expected, and we may be required to participate in a recall of such products. Our largest customers have recently extended their warranty protection for their vehicles. Other OEMs have similarly extended their warranty programs. This trend will put additional pressure on the supply base to improve quality systems. This trend may also result in higher cost recovery claims by OEM’s from suppliers whose products incur a higher rate of warranty claims. Historically, we have experienced relatively low warranty charges from our customers due to our commercial arrangements and improvements in the quality, reliability and durability of our products. If our customers demand higher warranty-related cost recoveries, or if our products fail to perform as expected, it could have a material adverse impact on our results of operations and financial condition.

2010 STRATTEC Annual Report	24

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Years Ended
	June 27, 2010	June 28, 2009	June 29, 2008
NET SALES	$207,964	$126,097	$159,642
Cost of goods sold	174,922	112,857	134,875

GROSS PROFIT	33,042	13,240	24,767
Engineering, selling, and administrative expenses	29,939	25,480	23,962
Impairment charge	223	—	—
Environmental Reserve Adjustment	(1,125)	—	—
(Recovery of) Provision for doubtful accounts	(421)	500	—

INCOME (LOSS) FROM OPERATIONS	4,426	(12,740)	805
Interest income	86	731	2,749
Equity earnings of joint ventures	1,008	245	561
Interest expense-related parties	(225)	(164)	(31)
Other income (expense), net	312	804	(300)

INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES AND NON-CONTROLLING INTEREST	5,607	(11,124)	3,784
Provision (benefit) for income taxes	1,666	(4,222)	977

NET INCOME (LOSS)	3,941	(6,902)	2,807
Net (income) loss attributable to non-controlling interest	(520)	780	(26)

NET INCOME (LOSS) ATTRIBUTABLE TO STRATTEC SECURITY CORPORATION	$3,421	$(6,122)	$2,781

COMPREHENSIVE INCOME (LOSS):
NET INCOME (LOSS)	$3,941	$(6,902)	$2,807
Change in cumulative translation adjustments	503	(2,505)	717
Pension funded status adjustment, net of tax	(1,346)	(11,114)	(3,868)

TOTAL OTHER COMPREHENSIVE LOSS	(843)	(13,619)	(3,151)

COMPREHENSIVE INCOME (LOSS)	3,098	(20,521)	(344)
Comprehensive (income) loss attributed to non controlling interest	(525)	800	(29)

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO STRATTEC SECURITY CORPORATION	$2,573	$(19,721)	$(373)

EARNINGS (LOSS) PER SHARE:
BASIC	$1.05	$(1.87)	$0.80

DILUTED	$1.04	$(1.86)	$0.80

AVERAGE SHARES OUTSTANDING:
BASIC	3,271	3,280	3,487
DILUTED	3,280	3,284	3,494
The year ended June 29, 2008 has been retrospectively adjusted for our change in 2009 from the last-in, first-out method of inventory accounting to the first-in, first-out method. Additional details are available in Notes to Financial Statements.
The accompanying Notes to Financial Statements are an integral part of these Consolidated Statements of Operations and Comprehensive Income (Loss).

2010 STRATTEC Annual Report	25

CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE AMOUNTS AND PER SHARE AMOUNTS)

	June 27, 2010	June 28, 2009
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$21,867	$22,764
Receivables, less allowance for doubtful accounts of $400 at June 27, 2010 and $750 at June 28, 2009	36,084	17,235
Restricted cash	2,100	—
Inventories	17,086	16,589
Customer tooling in progress	3,439	1,714
Deferred income taxes	2,133	2,124
Income taxes recoverable	—	1,181
Other current assets	7,299	10,951

Total current assets	90,008	72,558

DEFERRED INCOME TAXES	10,534	13,143
INVESTMENT IN JOINT VENTURES	5,176	4,483
LOAN TO JOINT VENTURE	1,500	—
OTHER LONG-TERM ASSETS	733	1,069
PROPERTY, PLANT AND EQUIPMENT, NET	37,051	36,936

	$145,002	$128,189

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$21,192	$11,369
Loans from related parties	3,000	3,225
Accrued liabilities:
Payroll and benefits	15,496	8,232
Environmental	1,497	2,636
Income taxes	63	—
Other	4,983	5,386

Total current liabilities	46,231	30,848

COMMITMENTS AND CONTINGENCIES — see note on page 37

BORROWINGS UNDER LINE OF CREDIT	—	—
ACCRUED PENSION OBLIGATIONS	18,492	15,183
ACCRUED POSTRETIREMENT OBLIGATIONS	4,490	9,601
SHAREHOLDERS’ EQUITY:
Common stock, authorized 12,000,000 shares, $.01 par value, issued 6,909,357 shares at June 27, 2010 and 6,897,957 shares at June 28, 2009	69	69
Capital in excess of par value	79,339	79,247
Retained earnings	162,706	159,285
Accumulated other comprehensive loss	(31,941)	(31,094)
Less: Treasury stock at cost (3,633,402 shares at June 27, 2010 and 3,635,989 shares at June 28, 2009)	(136,047)	(136,089)

Total STRATTEC SECURITY CORPORATION shareholders’ equity	74,126	71,418
Non-controlling interest	1,663	1,139

Total shareholders’ equity	75,789	72,557

	$145,002	$128,189

The accompanying Notes to Financial Statements are an integral part of these Consolidated Balance Sheets.

2010 STRATTEC Annual Report	26

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

					Accumulated
			Capital in		Other
		Common	Excess of	Retained	Comprehensive	Treasury	Non-controlling
	Total	Stock	Par Value	Earnings	Loss	Stock	Interest

BALANCE JULY 1, 2007	$106,529	$69	$78,122	$168,922	$(14,341)	$(126,818)	$575

Net Income	2,807	—	—	2,781	—	—	26
Translation adjustments	717	—	—	—	714	—	3
Contribution from non-controlling interest	349	—	—	—	—	—	349
Pension and postretirement funded status adjustment, net of tax of $2,371	(3,868)	—	—	—	(3,868)	—	—
Purchase of common stock	(3,109)	—	—	—	—	(3,109)	—
Cash dividends declared ($1.60 per share)	(5,652)	—	—	(5,652)	—	—	—
Stock-based compensation, including tax benefit on restricted stock dividends of $13	745	—	745	—	—	—	—
Adoption of accounting for uncertain tax positions	346	—	—	346	—	—	—
Employee stock purchases	29	—	18	—	—	11	—

BALANCE JUNE 29, 2008	$98,893	$69	$78,885	$166,397	$(17,495)	$(129,916)	$953

Net loss	(6,902)	—	—	(6,122)	—	—	(780)
Translation adjustments	(2,505)	—	—	—	(2,485)	—	(20)
Contribution from non-controlling interest	986	—	—	—	—	—	986
Pension and postretirement funded status adjustment, net of tax of $6,812	(11,114)	—	—	—	(11,114)	—	—
Purchase of common stock	(6,214)	—	—	—	—	(6,214)	—
Cash dividends declared ($0.30 per share)	(990)	—	—	(990)	—	—	—
Stock-Based Compensation, including tax benefit on restricted stock dividends of $5	363	—	363	—	—	—	—
Employee stock purchases	40	—	(1)	—	—	41	—

BALANCE June 28, 2009	$72,557	$69	$79,247	$159,285	$(31,094)	$(136,089)	$1,139

Net income	3,941	—	—	3,421	—	—	520
Translation adjustments	503	—	—	—	499	—	4
Pension and postretirement funded status adjustment, net of tax of $825	(1,346)	—	—	—	(1,346)	—	—
Share of premium on equity method ownership	(409)	—	(409)	—	—	—	—
Stock-based compensation	464	—	464	—	—	—	—
Stock Option Exercises	35	—	35	—	—	—	—
Employee stock purchases	44	—	2	—	—	42	—

BALANCE June 27, 2010	$75,789	$69	$79,339	$162,706	$(31,941)	$(136,047)	$1,663

The year ended June 29, 2008 has been retrospectively adjusted for our change in 2009 from the last-in, first-out method of inventory accounting to the first-in, first-out method. Additional details are available in Notes to Financial Statements.
The accompanying Notes to Financial Statements are an integral part of these Consolidated Statements of Shareholders’ Equity.

2010 STRATTEC Annual Report	27

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

	Years Ended
	June 27, 2010	June 28, 2009	June 29, 2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income (Loss)	$3,421	$(6,122)	$2,781
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Non-controlling interest	520	(780)	26
Equity earnings in joint ventures	(1,008)	(245)	(561)
Depreciation and amortization	7,143	6,264	6,830
Foreign currency transaction loss (gain)	283	(918)	320
Loss on disposition of property, plant and equipment	50	39	434
Deferred income taxes	3,428	(2,986)	622
Stock-based compensation expense	468	419	741
(Recovery) provision for doubtful accounts	(421)	500	—
Impairment charge	223	—	—
Environmental reserve adjustment	(1,125)	—	—
Loss on curtailment of employee benefits	505	—	—
Change in operating assets and liabilities:
Receivables	(18,301)	5,235	3,465
Inventories	(497)	1,033	(2,319)
Other assets	3,181	(1,966)	(8,413)
Accounts payable and accrued liabilities	12,192	(7,326)	163
Other, net	3	17	(271)

Net cash provided (used) by operating activities	10,065	(6,836)	3,818

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in joint ventures	(100)	(551)	—
Restricted cash	(2,100)	—	—
Loan to joint venture	(2,500)	—	—
Proceeds from repayment of loan to joint venture	1,000	—	—
Additions to property, plant and equipment	(6,903)	(12,492)	(10,930)
Purchase of Delphi Power Products	—	(4,931)	—
Proceeds received on sale of property, plant and equipment	21	8	—

Net cash used in investing activities	(10,582)	(17,966)	(10,930)

CASH FLOWS FROM FINANCING ACTIVITIES
Purchase of common stock	—	(6,214)	(3,109)
Exercise of stock options and employee stock purchases	72	40	29
Excess tax benefits from stock-based compensation	9	—	—
Dividends paid	—	(1,511)	(5,133)
Loan from related parties	—	2,175	1,050
Repayment of loan from related parties	(225)	—	—
Contribution from minority interest	—	986	349

Net cash used in financing activities	(144)	(4,524)	(6,814)

FOREIGN CURRENCY IMPACT ON CASH	(236)	589	(64)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(897)	(28,737)	(13,990)

CASH AND CASH EQUIVALENTS
Beginning of year	22,764	51,501	65,491

End of year	$21,867	$22,764	$51,501

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Income taxes (recovered) paid	$(2,963)	$(1,869)	$3,238
Interest paid — related parties	250	107	13
The year ended June 29, 2008 has been retrospectively adjusted for our change in 2009 from the last-in, first-out method of inventory accounting to the first-in, first-out method. Additional details are available in Notes to Financial Statements.
The accompanying Notes to Financial Statements are an integral part of these Consolidated Statements of Cash Flows.

2010 STRATTEC Annual Report	28

NOTES TO FINANCIAL STATEMENTS
ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     STRATTEC SECURITY CORPORATION designs, develops, manufactures and markets automotive security products including mechanical locks and keys, electronically enhanced locks and keys, and ignition lock housings; and access control products including latches, power sliding side door systems, power lift gate systems, power deck lid systems, door handles and related access control products for North American automotive customers. We also supply global automotive manufacturers through the VAST Alliance (“VAST ALLIANCE”) in which we participate with WITTE Automotive of Velbert, Germany and ADAC Automotive of Grand Rapids, Michigan. Our products are shipped to customer locations in the United States, Canada, Mexico, Europe, South America, Korea and China, and we provide full service and aftermarket support.
     The accompanying consolidated financial statements reflect the consolidated results of STRATTEC SECURITY CORPORATION, its wholly owned Mexican subsidiary, STRATTEC de Mexico, and its majority owned subsidiaries, ADAC-STRATTEC, LLC and STRATTEC POWER ACCESS LLC. STRATTEC SECURITY CORPORATION is located in Milwaukee, Wisconsin. STRATTEC de Mexico is located in Juarez, Mexico. ADAC-STRATTEC, LLC and STRATTEC POWER ACCESS LLC have operations in El Paso, Texas and Juarez, Mexico. Equity investments in Vehicle Access Systems Technology LLC (“VAST LLC”) for which we exercise significant influence but do not control and are not the primary beneficiary, are accounted for using the equity method. VAST LLC consists primarily of two wholly owned subsidiaries in China and one joint venture in Brazil. STRATTEC has only one reporting segment.
     The significant accounting policies followed in the preparation of these financial statements, as summarized in the following paragraphs, are in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).
     Purchase of Delphi Power Products Business: Effective November 30, 2008, STRATTEC SECURITY CORPORATION, in combination with WITTE Automotive of Velbert, Germany, completed the acquisition of certain assets, primarily equipment and inventory, and assumption of certain employee liabilities of Delphi Corporation’s Power Products business for approximately $7.3 million. For purposes of owning and operating the North American portion of this acquired business, STRATTEC established a new subsidiary, STRATTEC POWER ACCESS LLC (“SPA”), which is 80 percent owned by STRATTEC and 20 percent owned by WITTE. The purchase price of the North American portion of the acquired business totaled approximately $4.4 million, of which STRATTEC paid approximately $3.5 million. WITTE acquired the European portion of the business for approximately $2.4 million. Effective February 12, 2009, SPA acquired the Asian portion of the business for approximately $500,000.
     The acquisition of the North American and Asian portions of this business by SPA was not material to STRATTEC’s consolidated financial statements. Amortizable intangible assets acquired totaled $890,000 and are subject to amortization over a period of nine years. In addition, goodwill of approximately $223,000 was recorded as part of the transaction. The amortizable intangibles and goodwill are included in Other Long-Term Assets in the Consolidated Balance Sheets. Refer to Goodwill and Other Intangibles discussed on page 31 of this 2010 Annual Report.
     The financial results of SPA are consolidated with the financial results of STRATTEC and resulted in increased net income to STRATTEC of approximately $545,000 during fiscal 2010 and decreased net income to STRATTEC of approximately $2.1 million during fiscal 2009.
     SPA designs, develops, tests, manufactures, markets and sells power systems to operate vehicle sliding side doors and rear compartment access points such as liftgates and trunk lids. In addition, the product line includes power cinching latches and cinching strikers used in these systems. Current customers for these products supplied from North America are Chrysler Group LLC, Hyundai Kia Automotive Group, General Motors Company, Ford Motor Company and Yulon Group.
     Principles of Consolidation and Presentation: The accompanying consolidated financial statements include the accounts of STRATTEC SECURITY CORPORATION, its wholly owned Mexican subsidiaries, and its majority owned subsidiaries. Equity investments for which STRATTEC exercises significant influence but does not control and is not the primary beneficiary are accounted for using the equity method. All significant inter-company transactions and balances have been eliminated.
     Reclassifications: Certain reclassifications have been made to the 2008 and 2009 financial statements to conform to the 2010 presentation, including the adoption of a new accounting standard issued by the Financial Accounting Standards Board (“FASB”) related to non-controlling interests in consolidated financial statements, which required retrospective adjustment to the presentation of prior year financial information and disclosures, and separate presentation of components of other income (expense), net. These reclassifications did not impact previously reported net income (loss) or retained earnings amounts. In addition, reclassifications have been made to the 2008 financial statements as a result of our change in accounting for inventories from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method. Additional details are included under “Inventories” herein. The FASB Accounting Standards Codification (“ASC”) was also adopted during fiscal 2010. The adoption of the ASC did not result in any restatements of previously reported financial statements.
     Fiscal Year: Our fiscal year ends on the Sunday nearest June 30. The years ended June 27, 2010, June 28, 2009 and June 29, 2008 are each comprised of 52 weeks.

2010 STRATTEC Annual Report	29

NOTES TO FINANCIAL STATEMENTS
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
     Restricted Cash: Restricted cash consists of STRATTEC’s commercial guarantee of a $2.1 million stand-by letter of credit that was issued by VAST LLC related to future installment payments for the November 2009 purchase of the remaining 40 percent interest of VAST China.
     Fair Value of Financial Instruments: The fair value of our cash and cash equivalents, accounts receivable, accounts payable and loans from related parties approximated book value as of June 27, 2010 and June 28, 2009. Fair Value is defined as the exchange price that would be received for an asset or paid for a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. There is an established fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable. Level 1 — Quoted prices in active markets for identical assets or liabilities. These are typically obtained from real-time quotes for transactions in active exchange markets involving identical assets. Level 2 — Inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly. These are typically obtained from readily-available pricing sources for comparable instruments. Level 3 — Unobservable inputs, where there is little or no market activity for the asset or liability. These inputs reflect the reporting entity’s own assumptions of the data that market participants would use in pricing the asset or liability, based on the best information available in the circumstances. The following table summarizes our financial assets and liabilities measured at fair value on a recurring basis as of June 27, 2010 (thousands of dollars):

	Level 1	Level 2	Level 3	Total

Rabbi Trust assets	$3,965	$—	$—	$3,965

     The Rabbi Trust assets fund our supplemental executive retirement plan and are included in Other Current Assets in the Consolidated Balance Sheets. Assets held in the Trust include U.S. Treasury Securities, intermediate bond fund and large, medium and small-cap index funds.
     Receivables: Receivables consist primarily of trade receivables due from Original Equipment Manufacturers in the automotive industry and locksmith distributors relating to our service and aftermarket business. We evaluate the collectability of receivables based on a number of factors. An allowance for doubtful accounts is recorded for significant past due receivable balances based on a review of the past due items, general economic conditions and the industry as a whole. In 2009, we recorded a $500,000 provision for doubtful accounts in connection with Chrysler LLC’s filing for Chapter 11 bankruptcy protection for certain of their U.S. legal entities on April 30, 2009. All uncollectible receivables related to the bankruptcy were written off against the $500,000 reserve during the current year. However, as a result of subsequent payments received from Chrysler, $421,000 of the $500,000 provision was recorded as a recovery of allowance for doubtful accounts during the current year. Changes in the allowance for doubtful accounts are as follows (thousands of dollars):

	Balance,	(Recovery) Provision		Balance,
	Beginning	for Doubtful	Net	End of
	of Year	Accounts	Recoveries	Year

Year ended June 27, 2010	$750	$(421)	$71	$400
Year ended June 28, 2009	$250	$500	$—	$750
Year ended June 29, 2008	$250	$—	$—	$250
     Inventories: Inventories are comprised of material, direct labor and manufacturing overhead, and are stated at the lower of cost or market using the first-in, first-out (“FIFO”) cost method of accounting. Prior to the fourth quarter of 2009, the majority of the inventories were accounted for using the last-in, first-out (“LIFO”) method of accounting. During 2009, we changed the method of accounting for this inventory from the LIFO method to the FIFO method. We believe the FIFO method is a preferable method which better reflects the current cost of inventory on our Consolidated Balance Sheets. After this change, all our inventories have a consistent inventory costing method. All periods have been retrospectively adjusted on a FIFO basis. Inventories consist of the following on a FIFO basis (thousands of dollars):

	June 27, 2010	June 28, 2009
Finished products	$3,653	$3,812
Work in process	4,260	3,432
Purchased materials	9,173	9,345

	$17,086	$16,589

2010 STRATTEC Annual Report	30

NOTES TO FINANCIAL STATEMENTS
     The following table summarizes the effect of the accounting change on our consolidated financial statements for 2008 (thousands of dollars):

	2008
	Originally	As Computed
	Reported	Under FIFO

Consolidated Statement of Operations:
Cost of goods sold	$134,091	$134,875
Provision for income taxes	1,225	927
Net income attributable to STRATTEC
SECURITY CORPORATION	3,267	2,781
Basic earnings per share	0.94	0.80
Diluted earnings per share	0.94	0.80
Consolidated Balance Sheet:
Inventories	10,269	14,314
Deferred income taxes — current	3,252	1,715
Retained earnings	163,889	166,397
Consolidated Statement of Cash Flows:
Deferred income taxes	920	622
Change in inventories	(3,103)	(2,319)
     Customer Tooling in Progress: We incur costs related to tooling used in component production and assembly. Costs for development of certain tooling, which will be directly reimbursed by the customer whose parts are produced from the tool, are accumulated on the balance sheet and are then billed to the customer. The accumulated costs are billed upon formal acceptance by the customer of products produced with the individual tool. Other tooling costs are not directly reimbursed by the customer. These costs are capitalized and amortized over the life of the related product based on the fact that the related tool will be used over the life of the supply arrangement. To the extent that estimated costs exceed expected reimbursement from the customer we will recognize a loss.
     Repair and Maintenance Supply Parts: We maintain an inventory of repair and maintenance supply parts in support of operations. This inventory includes critical repair parts for all production equipment as well as general maintenance items. The inventory of critical repair parts is required to avoid disruptions in our customers’ just-in-time production schedules due to a lack of spare parts when equipment break-downs occur. All required critical repair parts are on hand when the related production equipment is placed in service and maintained to satisfy the customer model life production and service requirements, which may be 12 to 15 years. As repair parts are used, additional repair parts are purchased to maintain a minimum level of spare parts inventory. Depending on maintenance requirements during the life of the equipment, excess quantities of repair parts arise. Excess quantities are kept on hand and are not disposed of until the equipment is no longer in service. A repair and maintenance supply parts reserve is maintained to recognize the normal adjustment of inventory for obsolete and slow moving supply and maintenance parts. The adequacy of the reserve is reviewed periodically in relation to the repair parts inventory balances. The gross balance of the repair and maintenance supply parts inventory was approximately $2.0 million at June 27, 2010 and $1.9 million at both June 28, 2009 and June 29, 2008. The repair and maintenance supply parts inventory balance is included in Other Current Assets in the Consolidated Balance Sheets. The activity related to the repair and maintenance supply parts reserve is as follows (thousands of dollars):

	Balance,	Provision		Balance,
	Beginning	Charged to	Amounts	End of
	of Year	Expense	Written Off	Year

Year ended June 27, 2010	$630	$78	$28	$680
Year ended June 28, 2009	$650	$80	$100	$630
Year ended June 29, 2008	$640	$145	$135	$650
     Goodwill and Other Intangibles: Goodwill is tested for impairment at least annually on the last day of the second fiscal quarter and more frequently if an event occurs which indicates the asset may be impaired. Based upon the goodwill impairment review completed during 2010, we determined that goodwill related to SPA, which resulted from the purchase of Delphi Power Products in 2009, was impaired. Accordingly, a non-cash impairment charge of $223,000 was recognized to write-off the related goodwill amount.
     Intangible assets that have defined useful lives acquired in the purchase of Delphi Power products in 2009 consist of patents, engineering drawings and software. The carrying value and accumulated amortization are as follows (thousands of dollars):

	June 27, 2010	June 28, 2009
Patents, engineering drawings and software	$890	$890
Less: accumulated amortization	(157)	(58)

	$733	$832

2010 STRATTEC Annual Report	31

NOTES TO FINANCIAL STATEMENTS
     The remaining useful life of the intangible assets in the table above is approximately 7.4 years. Intangible amortization expense for the years ended June 27, 2010 and June 28, 2009 totaled $99,000 and $58,000, respectively. There was no amortization expense for the year ended June 29, 2008. Estimated intangible amortization expense for each of the next five fiscal years is $99,000.
     Property, Plant and Equipment: Property, plant and equipment are stated at cost. Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets as follows:

Classification	Expected Useful Lives
Land improvements	20 years
Buildings and improvements	20 to 35 years
Machinery and equipment	3 to 10 years
     Property, plant and equipment consist of the following (thousands of dollars):

	June 27, 2010	June 28, 2009
Land and improvements	$2,919	$2,841
Buildings and improvements	18,337	17,862
Machinery and equipment	115,472	110,799

	136,728	131,502
Less: accumulated depreciation	(99,677)	(94,566)

	$37,051	$36,936

     Depreciation expense for the years ended June 27, 2010, June 28, 2009 and June 29, 2008 totaled approximately $7.0 million, $6.2 million and $6.8 million, respectively.
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
     Supplier Concentrations: The following inventory purchases were made from major suppliers during each fiscal year noted:

	Percentage of	Number of
Fiscal Year	Inventory Purchases	Suppliers
2010	34%	8
2009	24%	4
2008	25%	3
     We have long-term contracts or arrangements with most of our suppliers to guarantee the availability of merchandise.
     Labor Concentrations: We had approximately 2,280 full-time employees of which approximately 208 or 9.1 percent were represented by a labor union at June 27, 2010. The employees represented by a labor union account for all production associates at our Milwaukee facility. The current contract with the unionized associates is effective through June 29, 2014.
     Revenue Recognition: Revenue is recognized upon the shipment of products, which is when title passes, payment terms are final, we have no remaining obligations and the customer is required to pay. Revenue is recognized net of estimated returns and discounts, which is recognized as a deduction from revenue at the time of the shipment.
     Research and Development Costs: Expenditures relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. Research and development expenditures were approximately $900,000 in 2010, $670,000 in 2009, and $1.9 million in 2008.
     Other Income, Net: Net other income included in the Consolidated Statements of Operations primarily includes foreign currency transaction gains and losses and Rabbi Trust gains and losses.

2010 STRATTEC Annual Report	32

NOTES TO FINANCIAL STATEMENTS
     Foreign currency transaction gains are the result of foreign currency transactions entered into by our Mexican subsidiaries and foreign currency cash balances. The Rabbi Trust funds our supplemental executive retirement plan. The investments held in the trust are considered trading securities. The impact of these items for the periods presented is as follows (thousands of dollars):

	Years Ended
	June 27, 2010	June 28, 2009	June 29, 2008
Foreign currency transaction (loss) gain	$(283)	$918	$(320)
Rabbi Trust gain (loss)	431	(393)	(174)
Other	164	279	194

	$312	$804	$(300)

     Self Insurance and Loss Sensitive Plans: We have self-insured medical and dental plans covering all eligible U.S. associates. The claims handling process for the self-insured plans are managed by a third party administrator. Stop-loss insurance coverage limits our liability on a per individual per calendar year basis. The per individual per calendar year stop-loss limit was $150,000 in each calendar year 2007 through 2009. Each covered individual can receive up to $2 million in total benefits during his or her lifetime. Once an individual’s medical claims reach $2 million, we are no longer liable for any additional claims for that individual. Effective January 1, 2011, under Health Care Reform, there will be no lifetime maximum for overall benefits.
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
     Changes in the balance sheet amounts for self-insured and loss sensitive plans are as follows (thousands of dollars):

	Balance,	Provision		Balance,
	Beginning	Charged to		End of
	of Year	Expense	Payments	Year
Year ended June 27, 2010
Incurred but not reported claims reserve for self insured plans	$300	$3,041	$3,021	$320
Workers’ Compensation	(78)	259	366	(185)
Year ended June 28, 2009
Incurred but not reported claims reserve for self insured plans	$300	$2,468	$2,468	$300
Workers’ Compensation	(140)	208	146	(78)
Year ended June 29, 2008
Incurred but not reported claims reserve for self insured plans	$300	$2,408	$2,408	$300
Workers’ Compensation	(251)	254	143	(140)

2010 STRATTEC Annual Report	33

NOTES TO FINANCIAL STATEMENTS
     Warranty: We are exposed to warranty claims in the event that our products fail to perform as expected, and we may be required to participate in a recall of such products. Historically, we have experienced relatively low warranty charges from our customers due to our commercial arrangements and improvements in the quality, reliability and durability of our products. Recently, our largest customers have extended their warranty protection for their vehicles and are demanding higher warranty cost sharing arrangements from suppliers. As a result of these actions, during 2010 we increased our provision to cover these exposures. Our reserve is based on an analysis of historical warranty data as well as current trends and information, including our customers’ recent extension of their warranty programs and current warranty sharing arrangements.
     Changes in the warranty reserve which is included in current liabilities are as follows (thousands of dollars):

	Balance,	Provision		Balance,
	Beginning	Charged to		End of
	of Year	Expense	Payments	Year
Year ended June 27, 2010	$221	$2,560	$1,063	$1,718
Year ended June 28, 2009	$390	$362	$531	$221
Year ended June 29, 2008	$390	$267	$267	$390
     Foreign Currency Translation: The financial statements of our foreign subsidiaries and equity investees are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and the average exchange rate for each applicable period for sales, costs and expenses. Foreign currency translation adjustments are included as a component of other accumulated comprehensive loss. Foreign currency transaction gains and losses are included in other income, net in the Consolidated Statement of Operations.
     Accumulated Other Comprehensive Loss: Accumulated other comprehensive loss is comprised of the following (thousands of dollars):

	June 27, 2010	June 28, 2009	June 29, 2008
Unrecognized pension and postretirement benefit liabilities, net of tax	$28,222	$26,876	$15,762
Foreign currency translation	3,719	4,218	1,733

	$31,941	$31,094	$17,495

Deferred taxes have not been provided for the foreign currency translation adjustments.
     Accounting For Stock-Based Compensation: We maintain an omnibus stock incentive plan. This plan provides for the granting of stock options, shares of restricted stock and stock appreciation rights. The Board of Directors has designated 1,700,000 shares of common stock available for the grant of awards under the plan. Remaining shares available to be granted under the plan as of June 27, 2010 were 250,893. Awards that expire or are cancelled without delivery of shares become available for re-issuance under the plan. We issue new shares of common stock to satisfy stock option exercises.
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
     As of June 27, 2010, there was $835,000 of total unrecognized compensation cost related to stock options granted under the plan. This cost is expected to be recognized over a weighted average period

2010 STRATTEC Annual Report	34

NOTES TO FINANCIAL STATEMENTS
of 1.6 years. As of June 27, 2010, there was $218,000 of total unrecognized compensation cost related to restricted stock grants under the plan. This cost is expected to be recognized over a weighted average period of 9 months. Total unrecognized compensation cost will be adjusted for any future changes in estimated and actual forfeitures.
     Cash received from option exercises during fiscal 2010 was $26,000. The related income tax benefit was $13,000.
     The intrinsic value of stock options exercised and the fair value of stock options vested are as follows (in thousands of dollars):

	Years Ended
	June 27, 2010	June 28, 2009	June 29, 2008
Intrinsic value of options exercised	$35	$—	$—
Fair value of stock options vesting	$114	$469	$273
     Nonqualified stock options were granted to certain of our key employees during 2010 and 2009. No options were granted during 2008. The grant date fair values and assumptions used to determine compensation expense in 2010 and 2009 are as follows:

Options Granted During	2010	2009
Weighted average grant date fair value:
Options issued at grant date market value	$8.95	$3.80
Options issued above grant date market value	n/a	n/a
Assumptions:
Risk free interest rates	3.14%	2.22%
Expected volatility	49.73%	32.96%
Expected dividend yield	—	1.67%
Expected term (in years)	6.0	5.5
     No dividends were assumed in the grant date fair value calculations in 2010 as we did not intend to pay cash dividends on our common stock as of the grant date.
The range of options outstanding as of June 27, 2010 is as follows:

			Weighted Average Remaining
	Number of Options	Weighted Average Exercise	Contractual Life Outstanding
	Outstanding/Exercisable	Price Outstanding/Exercisable	(In Years)
$10.92-$18.49	170,000/21,700	$14.62/$12.23	9.0
$31.95-$44.93	5,100/5,100	$39.25/$39.25	1.7
$53.07-$63.25	122,550/122,550	$58.25/$58.25	2.6

		$33.01/$50.92
     Recent Accounting Pronouncements: In June 2009, the FASB issued authoritative guidance which amends the consolidation guidance applicable to variable interest entities. The guidance will affect the overall consolidation analysis under the current authoritative guidance for consolidation of variable interest entities and is effective for us as of the beginning of the first quarter of fiscal year 2011. We are currently evaluating the impact that the guidance may have on our consolidated financial statements and disclosures.
     In January 2010, the FASB issued guidance that requires reporting entities to make new disclosures about recurring or nonrecurring fair value measurements, including significant transfers into and out of Level 1 and Level 2 fair value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. The guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures that are effective for annual periods beginning after December 15, 2010. We do not expect the disclosure provisions to have a significant impact on our Consolidated Financial Statements.
SUBSEQUENT EVENTS
     On August 4, 2010, our Board of Directors declared a special one-time cash dividend of $1.20 per common share payable October 29, 2010 to shareholders of record as of October 8, 2010. The dividend will total approximately $4.0 million and will be funded with current cash balances. No additional subsequent events impacting the financial statements or disclosure items were identified.

2010 STRATTEC Annual Report	35

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
     VAST do Brasil, a joint venture between VAST LLC and Ifer do Brasil Ltda., was formed to service customers in South America. VAST Fuzhou and VAST Great Shanghai (collectively known as VAST China), began as joint ventures between VAST LLC and a Taiwanese partner to provide a base of operations to service our automotive customers in the Asian market. Effective November 20, 2009, VAST LLC purchased the remaining 40 percent interest of these two Chinese joint ventures for $9.6 million. VAST LLC now owns 100 percent of VAST Fuzhou and VAST Great Shanghai. Initially, a loan of $2.5 million was made from STRATTEC to VAST LLC related to the purchase of the remaining 40 percent interest in the Chinese joint ventures. As of June 27, 2010, $1 million of the loan has been repaid. VAST LLC also maintains branch offices in South Korea and Japan in support of customer sales and engineering requirements.
     The VAST LLC investments are accounted for using the equity method of accounting. The activities related to the VAST LLC joint ventures resulted in equity in earnings of joint ventures to STRATTEC of approximately $1.0 million during 2010 and $245,000 during 2009. During the current year, the VAST partners made capital contributions to VAST totaling $300,000 in support of general operating expenses. STRATTEC’s portion of the capital contributions totaled $100,000.
     In fiscal year 2007, we entered into a joint venture with ADAC, in which STRATTEC holds a 50.1 percent interest and ADAC holds a 49.9 percent interest. The joint venture, ADAC-STRATTEC LLC, a Delaware limited liability company, was formed on October 27, 2006. In addition, a Mexican entity, ADAC-STRATTEC de Mexico, which is wholly owned by ADAC-STRATTEC LLC, was formed on February 21, 2007 to establish injection molding and assembly operations for door handle components. ADAC-STRATTEC LLC’s financial results are consolidated with the financial results of STRATTEC and resulted in increased net income to STRATTEC of approximately $114,000 in 2010 and no change in net income to STRATTEC in 2009.
     Effective November 30, 2008, STRATTEC established a new entity, STRATTEC POWER ACCESS LLC (“SPA”), which is 80 percent owned by STRATTEC and 20 percent owned by WITTE. SPA operates the North American portion of the Power Products business which was acquired from Delphi Corporation. The financial results of SPA are consolidated with the financial results of STRATTEC and resulted in increased net income to STRATTEC of approximately $545,000 in 2010 and decreased net income to STRATTEC of approximately $2.1 million during 2009.
LOANS FROM RELATED PARTIES
     At June 27, 2010 and June 28, 2009, loans from related parties (ADAC Automotive and WITTE Automotive) totaled $3.0 million and $3.2 million, respectively, and consisted of loans to ADAC-STRATTEC LLC and STRATTEC POWER ACCESS LLC to fund working capital requirements of these entities. Working capital loans to these entities are made by each partner based on each partner’s ownership percentage in the entity. The weighted average interest rate was approximately 7.2 percent in 2010 and in 2009.
LINE OF CREDIT
     We have a $20 million unsecured line of credit (“Line of Credit”) with M&I Marshall & Ilsley Bank which expires October 30, 2010. Interest on borrowings under the Line of Credit is at varying rates based on the London Interbank Offering Rate with a minimum annual rate of 4 percent. The Line of Credit is not subject to any covenants. There were no outstanding borrowings under the Line of Credit at June 27, 2010 or June 28, 2009. There were no borrowings under any third party debt facilities during 2010, 2009 or 2008.

2010 STRATTEC Annual Report	36

NOTES TO FINANCIAL STATEMENTS
COMMITMENTS AND CONTINGENCIES
     In 1995, we recorded a provision of $3.0 million for estimated costs to remediate a site at our Milwaukee facility. The site was contaminated by a solvent spill, which occurred in 1985, from a former above-ground solvent storage tank located on the east side of the facility. The environmental reserve was originally established based on estimates to adequately cover the cost for active remediation of the contamination. Due to changing technology affecting the cost associated with active remediation of the contamination, an updated analysis and cost estimate was obtained during 2010. The environmental reserve was reduced by approximately $1.1 million, to $1.5 million, to reflect the result of the updated monitoring and remediation cost estimate. As of June 27, 2010, costs of approximately $400,000 have been incurred related to the installation of monitoring wells on the property and ongoing monitoring costs. We continue to monitor and evaluate the site with the use of groundwater monitoring wells that are installed on the property. A third party environmental consultant samples these wells one to two times a year to determine the status of the contamination and the potential for remediation of the contamination by natural attenuation, the dissipation of the contamination over time to concentrations below applicable standards. If such sampling evidences a sufficient degree of and trend toward natural attenuation of the contamination, we may be able to obtain a closure letter from the regulatory authorities resolving the issue without the need for active remediation. If a sufficient degree and trend toward natural attenuation is not evidenced by sampling, a more active form of remediation beyond natural attenuation may be required. The sampling has not yet satisfied all of the requirements for closure by natural attenuation. As a result, sampling continues and the environmental reserve remains at an amount estimated to cover the cost of active remediation. The reserve is not measured on a discounted basis. We believe, based upon findings-to-date and known environmental regulations, that the environmental reserve at June 27, 2010, is adequate.
     At June 27, 2010, we had purchase commitments for zinc, aluminum, other purchased parts and natural gas totaling approximately $9.8 million payable in 2011, $7.6 million payable in 2012 and $6.7 million payable in 2013. Minimum rental commitments under all non-cancelable operating leases with a term in excess of one year are payable as follows: 2011-$508,000; 2012-$472,000; 2013-$299,000; 2014-$301,000; 2015-$152,000. Rental expense under all non-cancelable operating leases totaled approximately $553,000 in 2010, $516,000 in 2009 and $622,000 in 2008.
INCOME TAXES
     The provision for income taxes data presented below for 2009 and 2008 has been retrospectively adjusted for the adoption of a new accounting standard issued by the FASB related to non-controlling interests in consolidated financial statements. The provision for income taxes and deferred tax asset data presented below for 2008 has been retrospectively adjusted for our change in 2009 from the last-in, first-out method of inventory accounting to the first-in, first-out method.
     The provision (benefit) for income taxes consists of the following (thousands of dollars):

	2010	2009	2008
Currently (refundable) payable:
Federal	$(2,745)	$(1,747)	$62
State	230	150	226
Foreign	753	361	67

	(1,762)	(1,236)	355
Deferred tax (benefit) provision	3,428	(2,986)	622

	$1,666	$(4,222)	$977

     The items accounting for the difference between income taxes computed at the Federal statutory tax rate and the provision for income taxes are as follows:

	2010	2009	2008
U.S. statutory rate	34.0%	34.0%	34.0%
State taxes, net of Federal tax benefit	4.1	1.2	4.6
Foreign subsidiaries	(4.1)	4.3	(9.6)
Non-controlling interest	(3.5)	(2.3)	.7
Valuation allowance	2.8	—	—
Other	(3.6)	.8	(3.9)

	29.7%	38.0%	25.8%

2010 STRATTEC Annual Report	37

NOTES TO FINANCIAL STATEMENTS
     The 2008 income tax provision includes favorable tax benefits related to the operation of our Mexican subsidiaries as Maquiladora entities.
     The components of deferred tax assets and (liabilities) are as follows (thousands of dollars):

	June 27, 2010	June 28, 2009
Deferred income taxes—current:
Repair and maintenance supply parts reserve	$258	$239
Payroll-related accruals	1,028	814
Environmental reserve	569	1,002
Inventory reserve	475	371
Allowance for Doubtful Accounts	152	285
Accrued customer pricing	—	934
Accrued Warranty	436	54
Method change for inventory valuation	(919)	(1,317)
Other	288	(258)

	2,287	2,124
Valuation allowance	(154)	—

	$2,133	$2,124

Deferred income taxes—noncurrent:
Accrued pension obligations	$(8,634)	$(7,384)
Unrecognized pension and postretirement benefit plan liabilities	17,297	16,472
Accumulated depreciation	(2,001)	(1,807)
Stock-based compensation	740	707
Postretirement obligations	1,651	1,625
NOL/credit carry-forwards	273	3,259
Other	1,208	271

	$10,534	$13,143

     Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax basis and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered.
     State operating loss and credit carry-forwards at June 27, 2010 result in future benefits of approximately $217,000 and begin to expire in 2024. A valuation allowance of $154,000 has been recorded as of June 27, 2010, due to our assessment of the future realization of certain capital loss carry-forward benefits. We do not currently anticipate having sufficient future capital gains to offset these capital losses. We believe that it is more likely than not that the results of future operations will generate sufficient taxable income and foreign source income to realize the remaining deferred tax assets. During 2010, the available Federal operating loss carry-back period changed from 2 years to 5 years. As a result, approximately $2.8 million of the non-current deferred tax asset balance related to Federal operating loss carry-forwards as of June 28, 2009 were reclassified as current taxes recoverable during 2010. The total tax recoverable amount resulting from losses generated in 2009 was received in April 2010.
     Foreign income before the provision for income taxes was $2.9 million in 2010, $2.9 million in 2009 and $1.6 million in 2008. No provision for Federal income taxes was made on earnings of foreign subsidiaries and joint ventures that are considered permanently invested or that would be offset by foreign tax credits upon distribution. Such undistributed earnings at June 27, 2010 were approximately $17.4 million.
     The total liability for unrecognized tax benefits was $1.2 million as of June 27, 2010 and as of June 28, 2009. This liability includes approximately $1.1 million of unrecognized tax benefits at June 27, 2010 and at June 28, 2009 and approximately $118,000 of accrued interest at June 27, 2010 and at June 28, 2009. The liability does not include an amount for accrued penalties. The amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was approximately $863,000 at June 27, 2010 and $949,000 at June 28, 2009. We recognize interest and penalties related to unrecognized tax benefits in the provision for income taxes.
     A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (thousands of dollars):

Unrecognized tax benefits June 28, 2009	$1,103
Gross increases — tax positions in prior years	—
Gross decreases — tax positions in prior years	(29)
Gross increases — current period tax positions	115
Tax Years Closed	(64)

Unrecognized tax benefits June 27, 2010	$1,125

2010 STRATTEC Annual Report	38

NOTES TO FINANCIAL STATEMENTS
     We or one of our subsidiaries files income tax returns in the United States (Federal), Wisconsin (state), Michigan (state) and various other states, Mexico and other foreign jurisdictions. We are currently not subject to income tax examinations in any of our significant tax jurisdictions. Tax years open to examination by tax authorities under the statute of limitations include fiscal 2006 through 2010 for Federal, fiscal 2006 through 2010 for most states and calendar 2005 through 2009 for foreign jurisdictions.
RETIREMENT PLANS AND POSTRETIREMENT COSTS
     We have a qualified, noncontributory defined benefit pension plan covering substantially all U.S. associates. Benefits are based on years of service and final average compensation. Our policy is to fund at least the minimum actuarially computed annual contribution required under the Employee Retirement Income Security Act of 1974 (ERISA). Plan assets consist primarily of listed equity and fixed income securities. Effective January 1, 2010, an amendment to the qualified defined benefit pension plan discontinued the benefit accruals for salary increases and credited service rendered after December 31, 2009. As a result of this action, a curtailment loss related to unrecognized prior service cost of $505,000 was recorded during 2010, of which approximately $375,000 increased cost of goods sold and approximately $130,000 increased engineering, selling and administrative expenses.
     We have a noncontributory supplemental executive retirement plan (“SERP”), which is a nonqualified defined benefit plan. The SERP will pay supplemental pension benefits to certain key employees upon retirement based upon the employees’ years of service and compensation. The SERP is being funded through a Rabbi Trust with M&I Trust Company. The trust assets had a value of $4.0 million at June 27, 2010 and $3.5 million at June 28, 2009. The Rabbi Trust assets are included in other current assets in the Consolidated Balance Sheets. The projected benefit obligation was $3.7 million at June 27, 2010 and $3.0 million at June 28, 2009. The SERP liabilities are included in the pension tables below. However, the trust assets are excluded from the table as they do not qualify as plan assets.
     We also sponsor a postretirement health care plan for all U.S. associates hired prior to June 1, 2001. The expected cost of retiree health care benefits is recognized during the years the associates who are covered under the plan render service. Effective January 1, 2010, an amendment to the postretirement health care plan limited the benefit for future eligible retirees to $4,000 per plan year and includes coverage to age 65, subject to a maximum coverage period of five years. The benefit for eligible associates with a retirement date prior to January 1, 2010, is not subject to an annual limit and includes coverage to age 65, subject to a maximum coverage period of five years, for eligible unionized associates with a retirement date after June 27, 2005 and eligible non-unionized associates with a retirement date after October 1, 2005. The coverage period for eligible associates with a retirement date prior to either of the 2005 dates extended to age 65 for primary coverage under the plan. The postretirement health care plan is unfunded.
     Amounts included in accumulated other comprehensive loss, net of tax, at June 27, 2010, which have not yet been recognized in net periodic benefit cost are as follows (thousands of dollars):

	Pension and SERP Benefits	Postretirement Benefits
Prior service cost (credit)	$59	$(4,083)

Net actuarial loss	27,359	4,887

	$27,418	$804

     Included in accumulated other comprehensive loss at June 27, 2010 are prior service costs of $12,000 ($7,000 net of tax) and unrecognized net actuarial losses of $2.5 million ($1.6 million net of tax) expected to be recognized in pension and SERP net periodic benefit cost during 2011.
     Included in accumulated other comprehensive loss at June 27, 2010 are prior service credits of $764,000 ($474,000 net of tax) and unrecognized net actuarial losses of $645,000 ($400,000 net of tax) expected to be recognized in postretirement net periodic benefit cost during 2011.
     The following tables summarize the pension, SERP and postretirement plans’ income and expense, funded status and actuarial assumptions for the years indicated (thousands of dollars). We use a June 30 measurement date for our pension and postretirement plans.

2010 STRATTEC Annual Report	39

NOTES TO FINANCIAL STATEMENTS

	Pension and SERP Benefits			Postretirement Benefits
	2010	2009	2008	2010	2009	2008
COMPONENTS OF NET PERIODIC BENEFIT COST:
Service cost	$1,006	$1,935	$2,018	$124	$191	$221
Interest cost	5,047	5,083	4,680	701	737	718
Expected return on plan assets	(6,351)	(6,562)	(6,210)	—	—	—
Amortization of prior service cost	45	79	64	(388)	(388)	(378)
Amortization of unrecognized net loss	727	255	643	685	695	702

Net periodic benefit cost	474	790	1,195	1,122	1,235	1,263
Curtailment loss	505	—	—	—	—	—

Net benefit cost	$979	$790	$1,195	$1,122	$1,235	$1,263

	Pension and SERP Benefits		Postretirement Benefits
	June 27,	June 28,	June 27,	June 28,
	2010	2009	2010	2009
WEIGHTED-AVERAGE ASSUMPTIONS
Benefit Obligations:
Discount rate	5.41%	6.86%	5.41%	6.86%
Expected return on plan assets	8.0%	8.0%	n/a	n/a
Rate of compensation increases	3.0%	3.0%	n/a	n/a
Net Periodic Benefit Cost:
Discount rate	6.86%	7.13%	6.86%	7.13%
Expected return on plan assets	8.0%	8.25%	n/a	n/a
Rate of compensation increases	3.0%	3.5%	n/a	n/a

	2010	2009	2010	2009
CHANGE IN PROJECTED BENEFIT OBLIGATION:
Benefit obligation at beginning of year	$78,058	$72,939	$10,812	$10,871
Service cost	1,006	1,935	124	191
Interest cost	5,047	5,083	701	737
Plan amendments	(3,982)	—	(3,399)	—
Actuarial loss (gain)	14,101	1,567	(1,543)	502
Benefits paid	(3,828)	(3,466)	(1,053)	(1,489)

Benefit obligation at end of year	$90,402	$78,058	$5,642	$10,812

CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of year	$60,594	$70,996	$—	$—
Actual return on plan assets	7,783	(9,936)	—	—
Employer contribution	4,219	3,000	1,053	1,489
Benefits paid	(3,828)	(3,466)	(1,053)	(1,489)

Fair value of plan assets at end of year	68,768	60,594	—	—

Funded status—accrued benefit obligations	$(21,634)	$(17,464)	$(5,642)	$(10,812)

AMOUNTS RECOGNIZED IN CONSOLIDATED BALANCE SHEETS:
Accrued payroll and benefits (current liabilities)	$(3,142)	$(2,281)	$(1,152)	$(1,211)
Accrued benefit obligations (long-term liabilities)	(18,492)	(15,183)	(4,490)	(9,601)

Net amount recognized	$(21,634)	$(17,464)	$(5,642)	$(10,812)

CHANGES IN PLAN ASSETS AND BENEFIT OBLIGATIONS RECOGNIZED IN OTHER COMPREHENSIVE INCOME:
Net periodic benefit cost	$979	$790	$1,122	$1,235

Net actuarial loss (gain)	8,686	18,065	(1,543)	502
Prior service cost	—	—	(3,399)	—
Amortization of prior service (cost) credits	(550)	(79)	388	388
Amortization of unrecognized net loss	(727)	(255)	(685)	(695)

Total recognized in other comprehensive income, before tax	7,409	17,731	(5,239)	(195)

Total recognized in net periodic benefit cost and other comprehensive income	$8,388	$18,521	$(4,117)	$1,430

2010 STRATTEC Annual Report	40

NOTES TO FINANCIAL STATEMENTS
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

	Pension		SERP
	June 27, 2010	June 28, 2009	June 27, 2010	June 28, 2009
Accumulated benefit obligation	$86,658	$71,167	$3,682	$2,826
Projected benefit obligation	$86,658	$75,079	$3,744	$2,979
     For measurement purposes, an 8.0 percent annual rate increase in the per capita cost of covered health care benefits was assumed for 2011; the rate was assumed to decrease gradually to 5 percent by the year 2017 and remain at that level thereafter relating to retirees prior to January 1, 2010.
     The health care cost trend assumption has a significant effect on the postretirement benefit amounts reported. A 1% change in the health care cost trend rates would have the following effects (thousands of dollars):

	1% Increase	1% Decrease
Effect on total of service and interest cost components in fiscal 2010	$7	$(7)
Effect on postretirement benefit obligation as of June 27, 2010	$129	$(124)
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

	Target Allocation	June 27, 2010	June 28, 2009
Equity investments	65%	56%	61%
Fixed-income investments	35%	44%	39%

Total	100%	100%	100%

     The following is a summary, by asset category, of the fair value of pension plan assets at the June 30, 2010 measurement date (thousands of dollars):

Asset Category	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$1,508	$—	$—	$1,508
Equity Securities:
Domestic	4,067	—	—	4,067
Foreign	158	—	—	158
Equity Funds:
Small Cap	6,392	—	—	6,392
Mid Cap	4,727	—	—	4,727
Large Cap	17,060	—	—	17,060
International	5,970	—	—	5,970
Marketable Limited Partnership	21	—	—	21
Taxable Bond Funds	28,865	—	—	28,865

Total	$68,768	$—	$—	$68,768

     The expected long-term rate of return on U.S. pension plan assets used to calculate the 2010 net periodic benefit cost was 8.0 percent. The target asset allocation is 65 percent public equity and 35 percent fixed income. The 8.0 percent is approximated by applying returns of 10 percent on public equity and 6 percent on fixed income to the target allocation. The actual historical returns are also relevant. Annualized returns for periods ended June 27, 2010 were 3.02 percent for 10 years, 6.80 percent for 15 years, 7.81 percent for 20 years, 9.22 percent for 25 years and 10.24 percent for 30 years.
     We expect to contribute approximately $2 million to our qualified pension plan, $3.1 million to our SERP and $1.2 million to our postretirement health care plan in 2011. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (thousands of dollars):

	Pension and SERP Benefits	Postretirement Benefits
2011	$7,425	$1,151
2012	4,669	1,091
2013	4,884	975
2014	5,193	841
2015	5,279	597
2016-2020	29,089	1,185
     All U.S. associates may participate in a 401(k) Plan. As of January 1, 2010, we contribute 100 percent up to the first 5 percent of eligible compensation that a participant contributes to the plan. Prior to January 1, 2010, we contributed a fixed percentage up to the first 6 percent of eligible compensation that a participant contributed to the plan. Prior to January 1, 2010, the fixed percentage contribution for

2010 STRATTEC Annual Report	41

NOTES TO FINANCIAL STATEMENTS
all U.S. bargaining unit associates was 50 percent. The fixed percentage contribution for all U.S. salaried associates was 50 percent prior to January 1, 2009 and 20 percent from January 1, 2009 through December 31, 2009. Our contributions totaled approximately $743,000 in 2010, $464,000 in 2009 and $613,000 in 2008.
SHAREHOLDERS’ EQUITY
     We have 12,000,000 shares of authorized common stock, par value $.01 per share, with 3,275,955 and 3,261,968 shares outstanding at June 27, 2010 and June 28, 2009, respectively. Holders of our common stock are entitled to one vote for each share on all matters voted on by shareholders.
     Our Board of Directors authorized a stock repurchase program to buy back up to 3,839,395 outstanding shares as of June 27, 2010. As of June 27, 2010, 3,655,322 shares have been repurchased under this program at a cost of approximately $136.4 million.
EARNINGS (LOSS) PER SHARE (“EPS”) (“LPS”)
     Basic earnings (loss) per share is computed on the basis of the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of shares of common stock plus the dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include outstanding stock options and restricted stock awards. The reconciliation of the components of the basic and diluted per share computations that follows includes amounts for 2008 that have been retrospectively adjusted for our change in 2009 from the last-in, first-out method of inventory accounting to the first-in, first-out method (in thousands, except per share amounts):

	2010			2009			2008
	Net		Per Share	Net		Per Share	Net		Per Share
	Income	Shares	Amount	Loss	Shares	Amount	Income	Shares	Amount
Basic EPS (LPS)	$3,421	3,271	$1.05	$(6,122)	3,280	$(1.87)	$2,781	3,487	$0.80

Stock-based compensation		9			4			7

Diluted EPS (LPS)	$3,421	3,280	$1.04	$(6,122)	3,284	$(1.86)	$2,781	3,494	$0.80

     As of June 27, 2010, options to purchase 207,650 shares of common stock at a weighted-average exercise price of $42.17 were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive. As of June 28, 2009, options to purchase 227,240 shares of common stock at a weighted-average exercise price of $38.07 were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive. As of June 29, 2008, options to purchase 184,680 shares of common stock at a weighted-average exercise price of $59.13 were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive.
     In June 2008, the FASB issued a new accounting standard that clarifies when instruments granted in share-based payment transactions should be included in computing EPS. Under the new standard, companies are required to include unvested share-based payment awards that contain non-forfeitable rights to receive dividends in their calculation of basic EPS and are required to calculate basic EPS using the “two-class method.” The two-class method of computing EPS is an earnings allocation formula that determines EPS for each class of common stock and participating securities according to dividends declared (or accumulated) and participation rights in undistributed earnings. We adopted this new accounting standard on a retrospective basis in the first quarter of fiscal 2010, and the adoption did not have an impact on EPS.
STOCK OPTION AND PURCHASE PLANS
     A summary of stock option activity under the plan is as follows:

		Weighted	Weighted Average	Aggregate
		Average	Remaining	Intrinsic Value
	Shares	Exercise Price	Contractual Term (in years)	(in thousands)
Balance at July 1, 2007	235,420	$58.71

Granted	—	$—
Exercised	—	$—
Expired	(47,640)	$58.59
Terminated	—	$—

Balance at June 29, 2008	187,780	$58.74

Granted	96,800	$11.80
Exercised	—	$—
Expired	(52,340)	$61.68
Terminated	(5,000)	$58.55

Balance at June 28, 2009	227,240	$38.07

Granted	80,000	$17.73
Exercised	(2,400)	$10.92
Expired	(2,790)	$61.22
Terminated	(4,400)	$10.92

Balance at June 27, 2010	297,650	$33.01	6.2	$1,214

Exercisable as of:
June 27, 2010	149,350	$50.92	3.4	$212
June 28, 2009	130,440	$57.57	3.5	$—
June 29, 2008	148,440	$58.09	3.6	$3
Available for grant as of June 27, 2010	250,893
     No options included above were granted at a price greater than the market value on the date of grant during 2010, 2009 or 2008.

2010 STRATTEC Annual Report	42

NOTES TO FINANCIAL STATEMENTS
     A summary of restricted stock activity under the plan is as follows:

		Weighted Average
		Grant Date
	Shares	Fair Value
Nonvested Balance at July 1, 2007	19,400	$45.56

Granted	10,000	$47.78
Vested	—	$—
Forfeited	—	$—

Nonvested Balance at June 29, 2008	29,400	$46.32

Granted	10,000	$29.00
Vested	(10,200)	$50.58
Forfeited	(1,000)	$46.22

Nonvested Balance at June 28, 2009	28,200	$38.64

Granted	10,000	$14.75
Vested	(9,000)	$40.00
Forfeited	(1,700)	$32.28

Nonvested Balance at June 27, 2010	27,500	$29.90

     We have an Employee Stock Purchase Plan to provide substantially all U.S. full-time associates an opportunity to purchase shares of STRATTEC common stock through payroll deductions. A participant may contribute a maximum of $5,200 per calendar year to the plan. On the last day of each month, participant account balances are used to purchase shares of stock at the average of the highest and lowest reported sales prices of a share of STRATTEC common stock on the NASDAQ Global Market. A total of 100,000 shares may be issued under the plan. Shares issued from treasury stock under the plan totaled 2,587 at an average price of $17.01 during 2010, 2,548 at an average price of $15.63 during 2009 and 704 at an average price of $41.62 during 2008. A total of 78,080 shares are available for purchase under the plan as of June 27, 2010.
EXPORT SALES
Export sales are summarized below (thousands of dollars):

	2010	2009	2008
Export Sales	$29,170	$28,050	$25,714
Percent of Net Sales	14%	22%	16%
     These sales were primarily to automotive manufacturing assembly plants in Canada, China, Mexico and Korea.
SALES AND RECEIVABLE CONCENTRATION
     Sales to our largest customers were as follows (thousands of dollars and percent of total net sales):

	2010		2009		2008
	Sales	%	Sales	%	Sales	%
General Motors Company	$51,673	25%	$39,156	31%	$45,039	28%
Ford Motor Company	18,435	9%	12,575	10%	19,419	12%
Chrysler Group LLC	68,216	33%	31,864	25%	40,209	25%

	$138,324	67%	$83,595	66%	$104,667	66%

     Receivables from our largest customers were as follows (thousands of dollars and percent of gross receivables):

	June 27, 2010		June 28, 2009
	Receivables	%	Receivables	%
General Motors Company	$8,125	22%	$7,029	39%
Ford Motor Company	2,718	7%	2,376	13%
Chrysler Group LLC	12,231	34%	2,627	15%

	$23,074	63%	$12,032	67%

2010 STRATTEC Annual Report	43

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
     The Audit Committee of the Company’s Board of Directors, consisting entirely of independent directors, meets regularly with management and the independent registered public accounting firm, and reviews audit plans and results, as well as management’s actions taken in discharging responsibilities for accounting, financial reporting, and internal control. Deloitte & Touche LLP, independent registered public accounting firm, has direct and confidential access to the Audit Committee at all times to discuss the results of their examinations.
     Management assessed the Corporation’s system of internal control over financial reporting as of June 27, 2010, in relation to criteria for effective internal control over financial reporting as described in “Internal Control – Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, management concludes that, as of June 27, 2010, its system of internal control over financial reporting is effective and meets the criteria of the “Internal Control – Integrated Framework.” Deloitte & Touche LLP, independent registered public accounting firm, has issued an attestation report on the Corporation’s internal control over financial reporting, which is included herein.

Harold M. Stratton II	Patrick J. Hansen
Chairman and	Senior Vice President and
Chief Executive Officer	Chief Financial Officer

2010 STRATTEC Annual Report	44

REPORTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of STRATTEC SECURITY CORPORATION:
     We have audited the internal control over financial reporting of STRATTEC SECURITY CORPORATION and subsidiaries (the “Company”) as of June 27, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
     A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 27, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended June 27, 2010 of the Company and our report dated September 1, 2010 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP
Milwaukee, Wisconsin
September 1, 2010

2010 STRATTEC Annual Report	45

REPORTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of STRATTEC SECURITY CORPORATION:
     We have audited the accompanying consolidated balance sheet of STRATTEC SECURITY CORPORATION and subsidiaries (the “Company”) as of June 27, 2010, and the related consolidated statement of operations and comprehensive income, shareholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company as of June 28, 2009 and the two years in the period ended June 28, 2009 were audited by other auditors whose report dated August 24, 2009, September 1, 2010 as to the effects of the adoption of new accounting guidance on the presentation of noncontrolling interests as described in the “Organizational and Summary of Significant Accounting Policies” footnote, expressed an unqualified opinion and included explanatory paragraphs on the Company’s changes in accounting method of inventory and accounting for noncontrolling interests, on those statements.
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
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 27, 2010, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of June 27, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 1, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Deloitte & Touche LLP
Milwaukee, Wisconsin
September 1, 2010

2010 STRATTEC Annual Report	46

FINANCIAL SUMMARY
FIVE-YEAR FINANCIAL SUMMARY
     The financial data for each period presented below reflects the consolidated results of STRATTEC SECURITY CORPORATION and its wholly owned subsidiaries. Fiscal years 2006 through 2009 have been retrospectively adjusted for the adoption of a new accounting standard issued by the Financial Accounting Standards Board (FASB) related to non-controlling interests in consolidated financial statements. Fiscal years 2006 through 2008 have been retrospectively adjusted for our change in 2009 from the last-in, first-out method of inventory accounting to the first-in, first-out method. Additional details are available in Notes to Financial Statements. The information below should be read in conjunction with “Management’s Discussion and Analysis,” and the Financial Statements and Notes thereto included elsewhere herein. The following data are in thousands of dollars except per share amounts.

	Fiscal Years
	2010	2009	2008	2007	2006
INCOME STATEMENT DATA
Net sales	$207,964	$126,097	$159,642	$167,707	$181,197
Gross profit	33,042	13,240	24,767	26,520	38,354
Engineering, selling, and administrative expenses	29,939	25,480	23,962	20,189	22,067
Impairment charge	223	—	—	—	—
Environmental reserve adjustment	(1,125)	—	—	—	—
(Recovery of) provision for doubtful accounts	(421)	500	—	—	1,622

Income (loss) from operations	4,426	(12,740)	805	6,331	14,665
Interest income	86	731	2,749	3,611	2,563
Equity earnings of joint ventures	1,008	245	561	394	188
Interest expense - related parties	(225)	(164)	(31)	—	—
Other income, net	312	804	(300)	321	772

Income (loss) before taxes and non-controlling interest	5,607	(11,124)	3,784	10,657	18,188
Provision (benefit) for income taxes	1,666	(4,222)	977	2,533	4,900

Net income (loss)	3,941	(6,902)	2,807	8,124	13,288
Net (income) loss attributable to non-controlling interest	(520)	780	(26)	75	—

Net income (loss) attributable to STRATTEC SECURITY CORPORATION	$3,421	$(6,122)	$2,781	$8,199	$13,288

Earnings (Loss) per share:
Basic	$1.05	$(1.87)	$0.80	$2.31	$3.58
Diluted	1.04	(1.86)	0.80	2.31	3.57

Cash dividends declared per share:	$—	$0.30	$1.60	$—	$—

BALANCE SHEET DATA
Net working capital	$43,777	$41,710	$72,835	$84,077	$83,242
Total assets	145,002	128,189	144,221	151,440	157,270
Long-term liabilities	22,982	24,784	12,389	13,431	10,510
Total STRATTEC SECURITY CORPORATION Shareholders’ equity	74,126	71,418	97,940	105,954	113,253

2010 STRATTEC Annual Report	47

FINANCIAL SUMMARY/PERFORMANCE GRAPH
QUARTERLY FINANCIAL DATA (UNAUDITED)
     The following data are in thousands of dollars except per share amounts. Quarterly data presented below for fiscal 2009 has been retrospectively adjusted for our change in 2009 from the last-in, first-out method of inventory accounting to the first-in, first-out method.

							Cash
				Net Income (Loss)	Earnings		Dividends
				Attributable to	(Loss) Per Share		Declared	Market Price Per Share
	Quarter	Net Sales	Gross Profit	STRATTEC	Basic	Diluted	Per Share	High	Low
2010	First	$41,181	$6,798	$943	$0.29	$0.29	$—	$15.40	$13.03
	Second	52,540	7,653	844	0.26	0.26	—	18.50	13.29
	Third	52,883	8,861	781	0.24	0.24	—	22.15	16.75
	Fourth	61,360	9,730	853	0.26	0.26	—	27.80	19.52

	TOTAL	$207,964	$33,042	$3,421	$1.05	$1.04	$—

2009	First	$34,731	$5,424	$20	$0.01	$0.01	$0.15	$38.45	$25.63
	Second	33,799	2,911	(1,202)	(0.37)	(0.37)	0.15	28.90	12.06
	Third	29,348	2,063	(2,822)	(0.87)	(0.87)	—	18.89	6.26
	Fourth	28,219	2,842	(2,118)	(0.65)	(0.65)	—	16.03	7.40

	TOTAL	$126,097	$13,240	$(6,122)	$(1.87)	$(1.86)	$0.30

     Registered shareholders of record at June 27, 2010, were 2,142.
     The chart below shows a comparison of the cumulative return since July 1, 2005 had $100 been invested at the close of business on July 1, 2005 in STRATTEC Common Stock, the NASDAQ Composite Index (all issuers), and the Dow Jones U.S. Auto Parts Index.
COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN*
Among STRATTEC SECURITY CORPORATION, The NASDAQ Composite Index
And The Dow Jones U.S. Auto Parts Index

	7/1/05	6/30/06	7/1/07	6/29/08	6/28/09	6/27/10
STRATTEC**	100	93	87	67	27	43
NASDAQ Composite Index	100	107	131	114	90	106
Dow Jones U.S. Auto Parts Index	100	100	136	101	74	95

*	$100 invested on July 1, 2005 in stock or index-including reinvestment of dividends. Indexes calculated on a month-end basis.

**	The fiscal year end closing price of STRATTEC Common Stock on July 1, 2005 was $53.82, the closing price on June 30, 2006, was $49.81, the closing price on June 29, 2007 was $46.97, the closing price on June 27, 2008 was $34.99, the closing price on June 26, 2009 was $13.90 and the closing price on June 25, 2010 was $22.01.

2010 STRATTEC Annual Report	48

DIRECTORS/OFFICERS/SHAREHOLDERS’ INFORMATION STRATTEC Board of Directors: (Left to Right) Frank J. Krejci, Michael J. Koss, Robert Feitler, Harold M. Stratton II, David R. Zimmer BOARD OF DIRECTORS Harold M. Stratton II, 62 Chairman and Chief Executive Officer Frank J. Krejci, 60 President and Chief Operating Officer Robert Feitler, 79 Former President and Chief Operating Officer of Weyco Group, Inc. Chairman of the Executive Committee and Director of Weyco Group, Inc. Michael J. Koss, 56 President and Chief Executive Officer of Koss Corporation Director of Koss Corporation David R. Zimmer, 64 Managing Partner of Stonebridge Business Partners CORPORATE OFFICERS Harold M. Stratton II, 62 Frank J. Krejci, 60 Patrick J. Hansen, 51 Senior Vice President-Chief Financial Officer, Treasurer and Secretary Dennis A. Kazmierski, 58 Vice President-Marketing and Sales Kathryn E. Scherbarth, 54 Vice President-Milwaukee Operations Rolando J. Guillot, 42 Vice President-Mexican Operations Brian J. Reetz, 52 Vice President-Security Products Richard P. Messina, 44 Vice President-Access Products SHAREHOLDERS’ INFORMATION Annual Meeting The Annual Meeting of Shareholders will convene at 8:00 a.m. (CDT) on October 5, 2010, at the Radisson Hotel, 7065 North Port Washington Road, Milwaukee, WI 53217 Common Stock STRATTEC SECURITY CORPORATION common stock is traded on the NASDAQ Global Market under the symbol: STRT. Form 10-K You may receive a copy of the STRATTEC SECURITY CORPORATION Form 10-K, filed with the Securities and Exchange Commission, by writing to the Secretary at STRATTEC SECURITY CORPORATION, 3333 W. Good Hope Road, Milwaukee, WI 53209. Corporate Governance To review the Company’s corporate governance, board committee charters and code of business ethics, please visit the “Corporate Governance” section of our Web site at www.strattec.com. Shareholder Inquiries Communications concerning the transfer of shares, lost certificates or changes of address should be directed to the Transfer Agent. Transfer Agent and Registrar Wells Fargo Bank, N.A. Shareholder Services P.O. Box 64854 St. Paul, MN 55164-0854 1.800.468.9716

49

BOLT lear ns your vehicle key! Buy direct at www.boltlock.com A single turn is all it takes to enjoy single key convenience. STRATTEC SECURITY CORPORATION 3333 WEST GOOD HOPE ROAD MILWAUKEE, WI 53209 PHONE 414.247.3333 FAX 414.247.3329 www.strattec.com