Form 10-K, Exhibit 13
period 2012-07-01
STRATTEC SECURITY CORP
filed 2012-09-06
CIK 933034

Exhibit 13

2012 ANNUAL REPORT STRATTEC SECURITY CORPORATION designs, develops, manufactures and markets automotive access control products including mechanical locks and keys, electronically enhanced locks and keys, steering column and instrument panel ignition lock housings, latches, power sliding side door systems, power lift gate systems, power deck lid systems, door handles and related products for North American automotive customers. We also supply global automotive manufacturers through a unique strategic relationship with WITTE Automotive of Velbert, Germany and ADAC Automotive of Grand Rapids, Michigan. Under this relationship STRATTEC, WITTE and ADAC market our products to global customers under the “VAST” brand name. Our products are shipped to customer locations in the United States, Canada, Mexico, Europe, South America, Korea and China, and we provide full service and aftermarket support. CONTENTS LETTERS TO THE SHAREHOLDERS 2 FINANCIAL HIGHLIGHTS COMPANY DESCRIPTION STRATTEC EQUIPPED VEHICLE LIST MANAGEMENT’S DISCUSSION AND ANALYSIS FINANCIAL STATEMENTS REPORT OF MANAGEMENT REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FINANCIAL SUMMARY FINANCIAL SUMMARY / PERFORMANCE GRAPH DIRECTORS / OFFICERS / SHAREHOLDERS’ INFORMATION 4 5 12 13 27 47 48 50 51 52 PROSPECTIVE INFORMATION A number of the matters and subject areas discussed in this Annual Report (see above “Contents” section) contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of forward-looking words or phrases such as “anticipate,” “believe,” “would,” “expect,” “intend,” “may,” “planned,” “potential,” “should,” “will,” and “could.” These include expected future financial results, product offerings, global expansion, liquidity needs, financing ability, planned capital expenditures, management’s or the Company’s expectations and beliefs, and similar matters discussed in the Letters to the Shareholders, Company’s Management’s Discussion and Analysis, and other sections of this Annual Report. The discussions of such matters and subject areas are qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from the Company’s actual future experience. The Company’s business, operations and financial performance are subject to certain risks and uncertainties, which could result in material differences in actual results from the Company’s current expectations. These risks and uncertainties include, but are not limited to, general economic conditions, in particular relating to the automotive industry, customer demand for the Company’s and its customers’ products, competitive and technological developments, customer purchasing actions, foreign currency fluctuations, costs of operations and other matters described under “Risk Factors” in the Management’s Discussion and Analysis section of this report. In addition, such uncertainties and other operational matters are discussed further in the Company’s quarterly and annual report filings with the Securities and Exchange Commission. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements made herein are only made as of the date of this Annual Report and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances occurring after the date of this Annual Report.

LETTERS TO THE SHAREHOLDERS

Dear Shareholders:

Fiscal 2012 was a record sales year for STRATTEC. This year’s net sales of $279.2 million exceeded fiscal 2011’s record net sales by 7%. In addition to the sales increase, our profitability substantially improved over 2011, resulting in a 63% year-over-year increase in net income. For the first time in several years, we generated positive EVA. Although the actual EVA number was a modest $600,000 for 2012, it represented a $4.3 million improvement over the prior year.

The 2012 sales increase reflects an overall increase in the production and sale of new vehicles. However, as was the case last year, the wider portfolio of products we sell also positively influenced our sales. The ADAC-STRATTEC joint venture contributed to the increase, as did our driver control products and increased latch sales. Our lock and key products represented approximately 46% of our total fiscal 2012 sales, reflecting a further reduction of our dependence on this traditional portion of our product portfolio.

The additional sales volume certainly had a positive influence on the increase in profits we experienced this year, but more importantly we benefitted from a very significant internally driven effort to review every facet of our operating structure for cost reduction opportunities. Many of the identified opportunities were implemented during the fiscal year, resulting in improvements to the bottom line. This operating review and cost reduction activity is continuing and we anticipate that fiscal 2013 will benefit from this effort as well. Overall, I am very pleased with the sales and profitability we achieved this year and the positive outlook our performance trends give us for fiscal 2013.

At the end of February, on our 17th anniversary as a stand-alone public company, STRATTEC announced that I would retire effective September 1, 2012. I had been working with the Nominating and Corporate Governance Committee of our Board of Directors for several years in order to ensure a smooth management transition as I approached retirement. Having Frank Krejci join STRATTEC as President and COO on January 1, 2010 was an important step in that process and he has now taken over as CEO, effective with my retirement on September 1st. Frank has brought a fresh perspective to our business that has proven to be beneficial in many ways. I believe he is an excellent leader to move our Company to the next level of performance.

To provide continuity during the transition, I am remaining on STRATTEC’s Board of Directors as its non-executive Chairman. Although I am now removed from day-to-day activities and responsibilities, in my new role I remain available to Frank and the rest of the management team to provide advice and counsel on strategic matters. Further, I am continuing on the Board of VAST LLC, the cornerstone of the VAST brand, which STRATTEC and our strategic partners, WITTE and ADAC, created to establish a global footprint from which to serve our global customers with our combined vehicle access products.

At our Annual meeting coming up on October 9th, Bob Feitler, one of the original members of our Board of Directors, will be retiring from the Board. In the nearly eighteen years Bob has been a director and enthusiastic supporter of our business, he has exercised his considerable business acumen and experience on behalf of STRATTEC and its shareholders. His advice and counsel have been of immeasurable value to me, the other Board members and management as we have forged our way as an independent public company. On behalf of all of us who have benefitted from his participation on our Board, I express our high esteem and sincere gratitude for his personal involvement in STRATTEC.

I am truly grateful for the opportunity I have had to lead STRATTEC through seventeen-plus years, and for the support from you fellow shareholders during the many good times and the fewer difficult times we have encountered. My thanks go to you, our employees and our long-term customers, all of whom have helped make our business a success.

Sincerely,

Harold M. Stratton II

Chairman of the Board of Directors

2012 STRATTEC Annual Report	2

LETTERS TO THE SHAREHOLDERS

Fellow Shareholders:

All of the team at STRATTEC would like to thank Harry Stratton for his leadership in guiding what was a division of Briggs & Stratton Corporation into what is now a 17 year old public company. Through his vision and support from the Board, he was the driving force to form a unique global partnership with two privately held companies, WITTE and ADAC. As VAST, we continue to make strides in winning business by more efficiently and effectively supporting our global customers.

Harry’s involvement in our business spans 35 years. For him, retirement represents major personal and professional transitions. However, we who remain will continue to have access to him for his institutional knowledge, historical perspective and strategic insights. We look forward to that on-going relationship.

Our team is experienced and capable, as our progress has demonstrated in the last few years. It is even more exciting to know that we are not running out of new ideas of what to do or how to do it.

We will continue to focus on serving the automotive OEM’s and aftermarket. In addition, we are taking a fresh look at our people, assets, and technology which may take us into new, yet complimentary businesses where we can create value. We will continue to make decisions guided by a philosophy that has served us well, Economic Value Added (EVA®).

Some focus will be on internal growth and some focus will be on acquisitions. As an example of internal growth, we have recently formed STRATTEC Component Solutions. We are marketing our significant capabilities in zinc die casting, plating and stamping to companies who need parts made with a level of quality demanded by the automotive industry.

We have retained a merger and acquisition firm to help us identify and contact complimentary businesses. While the number of eventual acquisitions may be small, we are talking to many people whom we would not have otherwise met. Opportunities, whether they become formal or informal relationships, are expected to be created as a result of those conversations.

I appreciate the confidence in our team demonstrated by the STRATTEC Board of Directors representing you, our shareholders. We are excited to fulfill responsibilities and expand opportunities for the benefit of our shareholders, customers and employees.

Sincerely,

Frank J. Krejci

President & Chief Executive Officer

EVA® is a registered trademark of Stern, Stewart & Co.

2012 STRATTEC Annual Report	3

FINANCIAL HIGHLIGHTS

(IN MILLIONS)

	2012	2011	2010
Net Sales	$279.2	$260.9	$208.0
Gross Profit	50.3	42.2	33.0
Income from Operations	16.3	8.7	4.4
Net Income	8.8	5.4	3.4
Total Assets	166.0	148.1	145.0
Total Debt	—	—	—
Shareholders’ Equity	80.6	86.2	74.1

ECONOMIC VALUE ADDED (EVA®)

We believe that EVA® represents an accurate measure of STRATTEC’s overall performance and shareholder value. All U.S. associates and many of our Mexico-based salaried associates participate in incentive plans that are based upon our ability to add economic value to the enterprise. The EVA® performance for 2012 was a positive $600,000 which represents a $4.3 million improvement from 2011. (For further explanation of our EVA® Plan, see our 2012 definitive Proxy Statement.)

Net Operating Profit After Cash-Basis Taxes		$8.7
Average Monthly Net Capital Employed	$80.8
Cost of Capital	10%

Capital Charge		8.1

Economic Value Added		$.6

EVA® is not a traditional financial measurement under U.S. GAAP and may not be similar to EVA® calculations used by other companies. However, STRATTEC believes the reporting of EVA® provides investors with greater visibility of economic profit. The following is a reconciliation of the relevant GAAP financial measures to the non-GAAP measures used in the calculation of STRATTEC’s EVA®.

Net Operating Profit After Cash-Basis Taxes:

2012 Net Income as Reported	$8.8
Deferred Tax Provision	.1
Other	(.2)

Net Operating Profit After Cash-Basis Taxes	$8.7

Average Monthly Net Capital Employed:

Total Shareholders’ Equity as Reported at July 1, 2012	$80.6
Long-Term Liabilities	21.7
Deferred Tax Asset	(15.0)
Other	(6.9)

Net Capital Employed at July 1, 2012	$80.4
Impact of 12 Month Average	.4

Average Monthly Net Capital Employed	$80.8

EVA® is a registered trademark of Stern, Stewart & Co.

2012 STRATTEC Annual Report	4

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

HISTORY

STRATTEC formerly was a division of Briggs & Stratton Corporation. In 1995, STRATTEC was spun off from Briggs & Stratton through a tax-free distribution to the then-existing Briggs & Stratton shareholders and has been an independent public company for seventeen years.

Our history in the automotive security business spans over 100 years. STRATTEC has been the world’s largest producer of automotive locks and keys since the late 1920s, and we currently maintain a dominant share of the North American markets for these products.

PRODUCTS

Our historic traditional products are lock sets (locks and keys) for cars and light trucks. Typically, two keys are provided with each vehicle lockset. Most of the vehicles we currently supply are using keys with sophisticated radio frequency identification technology for additional theft prevention. Keys with remote entry devices integrated into a single unit and bladeless electronic keys have been added to our product line and are gaining in popularity.

Ignition lock housings represent a growing product line for us. These housings are the mating part for our ignition locks and typically are part of the steering column structure, although there are instrument panel-mounted versions for certain vehicle applications. These housings are either die cast from zinc or magnesium, or injection molded plastic and may include electronic components for theft deterrent systems.

We are also developing business for additional access control products, including trunk latches, liftgate latches, tailgate latches, hood latches, side door latches and related hardware for this product category. With our acquisition of Delphi Corporation’s Power Products Group in fiscal 2009, we are now supplying power access devices

2012 STRATTEC Annual Report	5

COMPANY DESCRIPTION

for sliding side doors, liftgates and trunk lids. Through a joint venture formed with ADAC Automotive during fiscal 2007, we also supply door handle components and related vehicle access hardware.

To maintain a strong focus on each of these access control products, we have Product Business Managers who oversee the product’s entire life cycle, including concept, application, manufacturing, warranty analysis, service/aftermarket, and financial/commercial issues. The Product Business Managers work closely with our sales organization, our engineering group, and our manufacturing operations to assure their products are receiving the right amount of quality attention so that their value to STRATTEC and the market place is enhanced.

MARKETS

We are a direct supplier to OEM automotive and light truck manufacturers as well as other transportation-related manufacturers. Our largest customers are Chrysler Group LLC, General Motors Company and Ford Motor Company. Our product mix varies by customer, but generally our overall sales tend to be highest in lock and key products, followed by power access products, ignition lock housings, the door handle and trim products produced by ADAC-STRATTEC de Mexico and latch products.

Direct sales to various OEMs represented approximately 85% of our total sales for fiscal 2012. The remainder of our revenue is received primarily through sales to the OEM service channels, the aftermarket, Tier 1 automotive supplier customers, and certain products to non-automotive commercial customers.

Sales to our major automotive customers, both OEM and Tier 1, are coordinated through direct sales personnel located in our Detroit-area office. Sales are also facilitated through daily interaction between our Program Managers, Application Engineers and other product engineering personnel. Sales to other OEM customers are accomplished through a combination of our sales personnel located in Detroit and personnel in our Milwaukee headquarters office.

The majority of our OEM products are sold in North America. While a modest amount of exporting is done to Tier 1 and automotive assembly plants in Europe, Asia and South America, we are in the process of expanding our presence in these markets and elsewhere through the Vehicle Access Systems Technology (VAST) brand we jointly own with WITTE Automotive and ADAC Automotive. VAST is described in more detail on pages 8 and 9.

OEM service and replacement parts are sold to the OEM’s own service operations. In addition, we distribute our components and security products to the automotive aftermarket through approximately 50 authorized wholesale distributors, as well as other marketers and users of component parts, including export customers.

2012 STRATTEC Annual Report	6

COMPANY DESCRIPTION

Increasingly, our products find their way into the retail channel, specifically the hardware store channel. Our ability to provide a full line of keys to that channel has been accomplished through the introduction of the STRATTEC “XL” key line. This extension to our line includes keys that we currently do not supply on an OE basis, including keys for Toyota, Honda and other popular domestic and import vehicles. This extended line of keys enable automotive repair specialists to satisfy consumer needs for repair or replacement parts. Our aftermarket activities are serviced through a warehousing operation in El Paso, Texas.

CUSTOMER SALES FOCUS

To bring the proper focus to the relationships with our major customers, we have seven customer-focused teams, each with a Director of Sales, Engineering Program Manager and Customer Application Engineers. In addition to customer teams for General Motors, Ford and Chrysler, we currently have teams for New Domestic Vehicle Manufacturers, Driver Control/Ignition Lock Housing customers, Tiered Products, and Service and Aftermarket customers. Sales and engineering for ADAC-STRATTEC LLC are supported by our JV partner, ADAC Automotive.

Each Sales Director is responsible for the overall relationship between STRATTEC and a specific customer group. Program Managers are responsible for coordinating cross functional activities while managing new product programs for their customers.

PRODUCT ENGINEERING FOCUS

To best serve our customers’ product needs, STRATTEC’s engineering resources are organized by product type. We currently have six product groups: Locks and Keys, Aftermarket, Latches, Power Access Devices, Driver Control/Ignition Lock Housings and Electrical. Each group has a Product Business Manager, Engineering Manager and a complement of skilled engineers who design and develop products for specific applications. In doing this, each engineering group works closely with the Customer teams, Engineering Program Managers, and application engineers.

Underlying this organization is a formalized product development process to identify and meet customer needs in the shortest possible time. By following this streamlined

The Aston Martin DBS uses an electronic key fob and mating docking station developed by STRATTEC exclusively for Aston Martin.

2012 STRATTEC Annual Report	7

COMPANY DESCRIPTION

development system, we shorten product lead times, tighten our response to market changes and provide our customers with the optimum value solution to their security/access control requirements. STRATTEC is also ISO/TS 16949 and ISO 14001 certified. This means we embrace the philosophy that quality should exist not only in the finished product, but in every step of our processes as well.

OPERATIONS

A significant number of the components that go into our products are manufactured at our headquarters in Milwaukee, Wisconsin. This facility produces zinc die cast components, stampings and milled key blades. We have two owned production facilities in Juarez, Mexico operating as STRATTEC de Mexico. Plant No. 1 houses assembly operations for locksets and ignition lock housings. Plant No. 2 was built during fiscal 2009 to replace a leased facility. It houses our key finishing and latch assembly operations as well as dedicated space for the assembly operations of STRATTEC POWER ACCESS de Mexico and ADAC-STRATTEC de Mexico.

ADVANCED DEVELOPMENT

Research and development activities are centered around a dedicated research engineering staff we call our Advanced Development Group. This group has the responsibility for developing future products that will keep us in the forefront of the markets we serve. We primarily focus on electronic and mechanical access control products, and modularization of related access/security control components. Once our Advanced Development Group establishes a proof-of-concept product utilizing new technology, further product development shifts to our engineering groups for commercialization and product applications.

(VEHICLE ACCESS SYSTEMS TECHNOLOGY)

In fiscal 2001, we entered into a formal alliance with WITTE-Velbert GmbH, an automotive supplier based in Germany which designs, develops, manufactures and markets automotive access control products for European-based customers. This alliance consisted of two initiatives. The first was a set of legal agreements which allowed STRATTEC to manufacture and market WITTE’s core products in North America, and WITTE to manufacture and market STRATTEC’s core products in Europe. The second initiative was a 50-50 joint venture, WITTE-STRATTEC LLC, to invest in operations with local partners in

2012 STRATTEC Annual Report	8

COMPANY DESCRIPTION

strategic markets outside of Europe and North America.

In February of 2006, we announced the expansion of this alliance and related joint venture with the addition of a third partner, ADAC Plastics, Inc. ADAC, of Grand Rapids, Michigan, adds North American expertise in door handles, a part of WITTE’s core product line that STRATTEC did not support, and an expertise in color-matched painting of these components.

With the expansion of the alliance, we can offer a full range of access control related products available on a global basis to support customer programs. To identify this powerful combination of independent companies focused on working together, we renamed the joint venture Vehicle Access Systems Technology LLC (VAST LLC). We now refer to the combination of the alliance structure and JV simply as “VAST”. WITTE is now called WITTE Automotive, and ADAC is now doing business as ADAC Automotive. We have adopted a common graphic image in which we share a logo mark and colors, and a specific VAST logo used on the partners’ printed and electronic presentation materials. VAST made investments with a local partner in Brazil in September, 2001, and local partners in China in March, 2002. VAST do Brasil remains a joint venture with our local partners there. However, during fiscal 2010, VAST LLC purchased the remaining 40 percent interest of its local partners in the China venture. VAST China is now wholly owned by VAST LLC. This was an important step which gives STRATTEC a one-third interest in VAST China’s activities in the important growing Chinese/Asia market.

VAST is the embodiment of STRATTEC’s, WITTE’s and ADAC’s globalization strategy. We are developing VAST as a global brand with which we are jointly pursuing business with identified global customers. Those identified customers are General Motors, Ford, Fiat/Chrysler, Volkswagen, Honda, Toyota, Renault/Nissan and Hyundai/Kia.

To manage our customer relationships and coordinate global ventures and activities, we have established a VAST Management Group led by a President. The Management Group includes three Vice Presidents, one each from WITTE, STRATTEC and ADAC. With the focus provided by this Management Group, VAST is able to manage global programs

2012 STRATTEC Annual Report	9

COMPANY DESCRIPTION

with a single point of contact for customers, with the added advantage of providing regional support from the partners’ operating entities. Combined with VAST LLC’s ventures in China and Brazil, and sales/engineering offices in Japan and Korea, this structure establishes our global footprint.

ADAC-STRATTEC de MEXICO

During fiscal 2007, we formed a joint venture with ADAC Automotive called ADAC-STRATTEC LLC including a wholly owned Mexican subsidiary, ADAC-STRATTEC de Mexico (ASdM). The purpose of this joint venture is to produce certain ADAC and STRATTEC products utilizing ADAC’s plastic molding expertise and STRATTEC’s assembly capability. ASdM currently operates out of defined space in STRATTEC de Mexico Plant No. 2 located in Juarez, Mexico. Products from this joint venture include non-painted door handle components and exterior trim components for OEM customers producing in North America. STRATTEC owns 51% of this joint venture and its financial results are consolidated into STRATTEC’s financial statements. In our fiscal years ending 2012 and 2011, ASdM was profitable and represented $31.0 and $25.2 million, respectively of our consolidated net sales.

STRATTEC has introduced the BOLT line of products, the world’s first codeable padlock. In a simple one-step process, users can code the padlock to their vehicle key. This provides significant convenience by reducing the number of keys users need to secure their lockers, storage sheds and vehicle accessories such as tool boxes, trailer hitches, etc. You can buy this product direct at www.boltlock.com

STRATTEC POWER ACCESS LLC

During fiscal year 2009, we formed a new subsidiary with WITTE Automotive called STRATTEC POWER ACCESS LLC (SPA) to acquire the North American business of the Delphi Power Products Group. WITTE is a 20 percent minority owner. SPA in turn owns a Mexican subsidiary, STRATTEC POWER ACCESS de Mexico. The purpose of this subsidiary is to produce power access devices for sliding side doors, liftgates and trunk lids. STRATTEC POWER ACCESS de Mexico currently operates out of defined space in STRATTEC de Mexico Plant No. 2 located in Juarez, Mexico. Financial results for SPA are consolidated in STRATTEC’s financial statements. For fiscal years ending 2012 and 2011, SPA was profitable and represented $62.7 and $62.8 million, respectively of our consolidated net sales.

SEASONAL NATURE OF THE BUSINESS

The manufacturing of components used in automobiles is driven by the normal peaks and valleys associated with the automotive industry. Typically, the months of July and August are relatively slow as summer vacation shutdowns and model year changeovers occur at the automotive assembly plants. September volumes increase rapidly as each new model year

2012 STRATTEC Annual Report	10

COMPANY DESCRIPTION

begins. This volume strength continues through October and into early November. As the holiday and winter seasons approach, the demand for automobiles slows, as does production. March usually brings a major sales and production increase, which then continues through most of June. This results in our first fiscal quarter sales and operating results typically being our weakest, with the remaining quarters being more consistent. The recession of 2008-2009 abnormally altered this pattern resulting in dramatically reduced production levels throughout the period. We believe the more normal peaks and valleys have returned as the auto industry has emerged from the recession.

GLOBAL PRESENCE

1. STRATTEC — Milwaukee, Wisconsin1

2. STRATTEC de Mexico — Juarez, Mexico1

3. STRATTEC de Mexico — Key Finishing — Juarez, Mexico1

4. ADAC-STRATTEC de Mexico — Juarez, Mexico

5. STRATTEC Power Access de Mexico — Juarez, Mexico

6. ADAC Automotive — Grand Rapids and Muskegon, Michigan1

7. ADAC Automotive, STRATTEC and STRATTEC POWER ACCESS

(Sales/Engineering Offices — Detroit, Michigan)1

8. WITTE Automotive — Velbert, Germany1

9. WITTE Automotive — Nejdek, Czech Republic1

10. VAST do Brasil — Sao Paulo, Brazil2

11. VAST Fuzhou — Fuzhou, China2

12. VAST Great Shanghai Co. — Shanghai, China2

13. VAST China Co. Ltd. — Taicang, China2

14. VAST Japan — Tokyo, Japan (Branch Office)2

15. VAST Korea — Anyang, Korea (Branch Office)2

[1]	Members of VAST. [2] Units of VAST LLC joint venture.

ECONOMIC VALUE COMMITMENT

The underlying philosophy of our business and the means by which we measure our performance is Economic Value Added (EVA®). Simply stated, economic value is created when our business enterprise yields a return greater than the cost of capital we and our shareholders have invested in STRATTEC. The amount by which our return exceeds the cost of our capital is EVA®. In line with this philosophy, EVA® bonus plans are in effect for all our U.S. associates, outside directors and many of our Mexico-based salaried associates as an incentive to help positively drive the business.

STRATTEC’s significant market presence is the result of over a 100-year commitment to creating quality products and systems that are responsive to changing needs. As technologies advance and markets grow, STRATTEC retains that commitment to meeting and exceeding the expectations of our customers, and providing economic value to our shareholders.

2012 STRATTEC Annual Report	11

12

VEHICLE LIST

2013 VEHICLES

We are proud to be associated with many of the quality vehicles produced in North America and elsewhere. The following model year 2013 cars and light trucks are equipped with STRATTEC products.

CARS AND CAR BASED UTILITY VEHICLES

Aston Martin DB9 *
Aston Martin One-77 *
Aston Martin Rapide *
Aston Martin Vanquish *
Aston Martin V8 Vantage *
Aston Martin V12 Vantage *
Aston Martin Virage Coupe *
Aston Martin Volante *
Buick Alpheon *
Buick Anthem *
Buick Enclave
Buick Encore *
Buick Excelle *
Buick Gentra *
Buick GL8 *
Buick LaCrosse *
Buick Regal *
Buick Verano
Cadillac ATS *
Cadillac CTS
Cadillac SRX
Cadillac XTS *
Chevrolet Camaro
Chevrolet Caprice (Police Only)
Chevrolet Captiva *
Chevrolet Corvette
Chevrolet Cruze *
Chevrolet Equinox
Chevrolet Impala
Chevrolet Malibu
Chevrolet Orlando *
Chevrolet Sonic *
Chevrolet Traverse
Chevrolet Volt
Chrysler 200
Chrysler 300
Daewoo Gentra *
Dodge Avenger
Dodge Challenger
Dodge Charger
Dodge Dart
Dodge Journey
Fiat Freemont
Fisker Karma *
Ford Edge
Ford Fiesta
Ford Flex
Ford Focus
Ford Fusion
Ford Mustang
Ford Taurus
GMC Acadia
GMC Terrain
Holden Commodore *
Hyundai Veracruz *
Jeep Compass
Jeep Patriot
Lancia Flavia
Lancia Thema
Lincoln MKS
Lincoln MKT
Lincoln MKX
Lincoln MKZ
Opel Ampera *
Opel Antara *
Opel Astra *
Opel Astra Van *
Opel Insignia *
Opel Meriva *
Opel Zafira *
SRT Viper

LIGHT TRUCKS, VANS AND SPORT UTILITY VEHICLES

Cadillac Escalade
Cadillac Escalade ESV
Cadillac Escalade EXT
Chevrolet Avalanche
Chevrolet Colorado *
Chevrolet Express Van
Chevrolet Silverado Pickup
Chevrolet Suburban
Chevrolet Tahoe
Chevrolet Trail Blazer *
Chevrolet Trax *
Chrysler Town & Country *
Dodge Durango
Dodge Grand Caravan
Ford C-Max
Ford Escape
Ford Expedition
Ford Explorer
Ford F-Series Pickup
Ford F-Series Super Duty Pickup
GMC Canyon *
GMC Savana
GMC Sierra Pickup
GMC Yukon and Yukon XL
Honda Pilot
Jeep Grand Cherokee
Jeep Liberty
Jeep Wrangler/Wrangler Unlimited
Kia Sedona *
Lancia Grand Voyager
Lincoln Mark LT
Lincoln Navigator
Nissan Titan
Ram 1500/2500/3500 Pickup
Volkswagen Routan
VPG MV-1

* Vehicles produced outside of North America, or both in and outside North America.

2012 STRATTEC Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Discussion and Analysis should be read in conjunction with STRATTEC SECURITY CORPORATION’s accompanying Financial Statements and Notes thereto. Unless otherwise indicated, all references to years or quarters refer to fiscal years or fiscal quarters.

EXECUTIVE OVERVIEW

Historically, a significant portion of our total net sales are to domestic automotive OEMs (General Motors, Ford and Chrysler). During the past decade these customers continued to lose North American market share to the New Domestic automotive manufacturers (primarily the Japanese and Korean automotive manufacturers). In addition to our customers’ market share, our financial performance depends in large part on conditions in the overall automotive industry, which in turn, is dependent upon the U.S. and global economies. During fiscal years 2012, 2011 and 2010, the domestic automotive OEMs together represented 68 percent, 66 percent and 67 percent, respectively, of our total sales.

Our financial results for fiscal year 2012 reflected our significant continued improvement, as in fiscal 2011, compared to fiscal years 2010 and 2009. Fiscal 2012 net sales were $279 million compared to $261 million in 2011 and $208 million in 2010. Net income for fiscal 2012 was $8.8 million compared to $5.4 million in 2011 and $3.4 million in 2010. The financial health of our three largest customers also improved during fiscal years 2012 and 2011. General Motors, Ford and Chrysler are now reporting profitable results after implementing significant restructuring plans that modified their cost structures by closing manufacturing facilities, reducing benefits and wages and eliminating certain models and brands in 2009 and 2010.

Prior to 2009, the normal yearly vehicle production build in North America ranged from 15 to 16 million vehicles. As we look out into the future, the July 2012 projections from our third-party forecasting service indicate that North American light vehicle production will show steady improvement for the next five years. By model year, we are expecting a 2012 build of 14.5 million vehicles, 14.9 million vehicles for 2013, 15.6 million vehicles for 2014, 16.5 million vehicles for 2015 and 17.3 million vehicles for 2016. As part of this forecast, General Motors Company and Ford Motor Company are expected to experience modest increases in their production levels during this time period. Chrysler Group LLC is expected to decrease production in model years 2013 through 2016, primarily due to the forecasting uncertainty and risk in Fiat’s future vehicle product plans for the Chrysler Group. Of course, all of these forecasts are subject to variability based on what happens in the overall economy, especially as it relates to the current level of high unemployment, continued tight credit markets, relatively low home equity values, fluctuating fuel prices and other key factors that we believe could determine whether consumers can or will purchase new vehicles.

Focus and Strategy Going Forward

STRATTEC’s long-term strategy is focused on maximizing long-term shareholder value by driving profitable growth. Our management believes productivity improvements and cost reductions are critical to our competitiveness, while enhancing the value we deliver to our customers. In order to accomplish this, we have been pursuing, and continue to pursue, the following objectives as summarized below:

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

We use several key performance indicators to gauge progress toward achieving these objectives. These indicators include net sales growth, operating margin improvement, return on capital employed and cash flow from operations.

RESULTS OF OPERATIONS

The following is a discussion and analysis of our financial position and results of operations for the years ended July 1, 2012 and July 3, 2011.

2012 STRATTEC Annual Report	13

MANAGEMENT’S DISCUSSION AND ANALYSIS

2012 Compared to 2011

	Years Ended
	July 1, 2012	July 3, 2011
Net sales (in millions)	$279.2	$260.9

Our 2012 fiscal year was the typical 52 weeks while our 2011 fiscal year was 53 weeks. The impact of the additional week of customer shipments increased sales during our 2011 fiscal year by approximately $4.5 million. Aggregate sales to our largest customers overall increased in the current year compared to the prior year levels primarily due to increased customer vehicle production volumes. Higher value content on certain products we supply also contributed to the net sales improvement. The prior year net sales were reduced by $650,000 resulting from an adjustment for certain agreed upon customer price concessions. Sales to each of our largest customers in the current year and prior year were as follows (in millions):

	Years Ended
	July 1,2012	July 3, 2011
Chrysler Group LLC	$90.8	$80.9
General Motors Company	$64.6	$63.6
Ford Motor Company	$33.9	$26.9
Hyundai / Kia	$14.4	$15.7

Included in the prior year sales to General Motors were $3.0 million of Sales to Nexteer Automotive, formerly a unit of Delphi Corporation, which was owned by General Motors through December 2, 2010. Prior year sales to Nexteer Automotive subsequent to December 2, 2010 totaled $4.6 million. Sales to Nexteer Automotive in the current year totaled $5.7 million.

	Years Ended
	July 1, 2012	July 3, 2011
Gross profit as a percentage of net sales	18.0%	16.2%

The higher gross profit margin in the current year was primarily the result of favorable customer vehicle production volumes which resulted in more favorable absorption of our fixed manufacturing costs, a favorable Mexican Peso to U.S. dollar exchange rate affecting the U.S. dollar cost of our Mexican operations, a reduction in warranty expense and ongoing cost reduction initiatives. These favorable impacts were partially offset by a less favorable product content sales mix and higher purchased raw material costs for zinc and brass in the current year. The prior year gross profit margins were also negatively impacted by a $650,000 adjustment we made in connection with certain agreed upon customer price concessions. The average U.S. dollar/Mexican peso exchange rate increased to approximately 13.12 pesos to the dollar in the current year from approximately 12.25 pesos to the dollar in the prior year. This resulted in decreased U.S. dollar costs related to our Mexican operations of approximately $2.3 million in the current year compared to the prior year. Warranty provisions totaled $2.1 million in 2012 compared to $2.8 million in 2011. Historically, we had experienced relatively low warranty charges from our customers due to our contractual arrangements and improvements in the quality, reliability and durability of our products. More recently, our largest customers extended the warranty protection for their vehicles and have since demanded higher warranty cost sharing arrangements from their suppliers, including STRATTEC. The 2012 and 2011 warranty provisions included additional accruals to address the warranty exposure related to the demand for higher warranty cost sharing. The 2011 provision also included $1.15 million related to our share of costs associated with a customer’s specific warranty claim involving one of our products. The average zinc price paid per pound increased to $1.06 in the current year from $1.02 in the prior year. We have negotiated raw material price adjustment clauses with certain, but not all, of our customers to offset some of the market price fluctuations in the cost of zinc. During the current year, we used approximately 10.8 million pounds of zinc. Increased zinc costs, net of raw material price adjustments received from certain customers, totaled approximately $250,000 in the current year compared to the prior year. The average brass price paid per pound increased to $4.11 in the current year from $3.93 in the prior year. During the current year, we used approximately 905,000 pounds of brass. This resulted in increased brass costs of approximately $170,000 in the current year compared to the prior year.

	Years Ended
	July 1, 2012	July 3, 2011
Engineering, selling and administrative expenses (in millions)	$33.8	$33.4

2012 STRATTEC Annual Report	14

MANAGEMENT’S DISCUSSION AND ANALYSIS

Increased operating expenses due to higher expense provisions for the accrual of bonuses earned under our EVA® Incentive Bonus Plans in the current year as compared to the prior year were offset by an additional week of expense in the prior year as a result of the 53 week 2011 fiscal year.

Income from operations in the current year was $16.3 million compared to $8.7 million in the prior year. This improvement was primarily the result of the increase in sales and gross profit margin as discussed above.

Equity loss of joint ventures was $1.1 million in the current year compared to equity earnings of $1.2 million in the prior year. During the current year our joint ventures in China and Brazil both incurred relocation costs associated with moves to new facilities and start-up costs associated with a new product line. Both of these items resulted in STRATTEC incurring an equity loss from joint ventures in the current year compared to the prior year in which STRATTEC had equity earnings from joint ventures. We anticipate these transition costs and related losses to continue during our 2013 fiscal year relating to our VAST China operations. In addition, the current year equity loss also included a goodwill impairment charge relating to VAST China. STRATTEC’s portion amounted to $284,000.

Included in other income, net in the current year and prior year periods were the following items (in thousands):

	Years Ended
	July 1, 2012	July 3, 2011
Foreign currency transaction gain (loss)	$1,369	$(836)
Rabbi Trust gain	24	384
Unrealized (loss) gain on Mexican peso option contracts	(640)	245
Realized (loss) gain on Mexican peso option contracts	(420)	33
Other	249	394

	$582	$220

Foreign currency transaction gains and losses resulted from foreign currency transactions entered into by our Mexican subsidiaries and fluctuations in foreign currency cash balances. In the current fiscal year, the Mexican peso devalued to the U.S. dollar creating both foreign currency transaction gains and unrealized losses on our Mexican peso currency option contracts which we entered into in January and August 2011. Our objective in entering into these currency option contracts was to minimize our earnings volatility resulting from changes in exchange rates affecting the U.S. dollar cost of our Mexican operations. Unrealized losses recognized as a result of mark-to-market adjustments as of July 1, 2012 totaled approximately $395,000, all of which may or may not be realized, depending upon the actual Mexican peso to U.S. dollar exchange rates experienced during the balance of the contract period. Our Rabbi Trust funds our supplemental executive retirement plan. The investments held in the Trust are considered trading securities.

Our effective income tax rate for 2012 was 22.7 percent compared to 25.1 percent in 2011. Both the 2012 and 2011 tax rates were impacted by a lower effective tax rate for income subject to tax in Mexico as compared to the effective tax rate for income subject to tax in the U.S. As of July 1, 2012, we have a valuation allowance of $177,000 related to our assessment of the future realization of certain capital loss carry-forward benefits.

2011 Compared to 2010

	Years Ended
	July 3, 2011	June 27, 2010
Net sales (in millions)	$260.9	$208.0

Our 2011 fiscal year was 53 weeks while our 2010 fiscal year was the typical 52 weeks. The impact of the additional week of customer shipments during 2011 increased sales by approximately $4.5 million. Sales to our largest customers overall increased in 2011 compared to 2010 levels due to higher customer vehicle production volumes and the additional week of customer shipments. Higher value content on certain new products also contributed to the net sales improvement. In 2011, net sales were reduced by $650,000 resulting from an adjustment for certain agreed upon customer price concessions. In 2010, certain historical customer pricing issues were resolved which increased our net sales during that period by approximately $1.2 million. This $1.2 million pricing issue related to a specific vehicle program and was fully resolved as of the end of 2010. Sales to each of our largest customers in 2011 and 2010 were as follows (in millions):

2012 STRATTEC Annual Report	15

MANAGEMENT’S DISCUSSION AND ANALYSIS

	Years Ended
	July 3, 2011	June 27, 2010
Chrysler Group LLC	$80.9	$68.2
General Motors Company	$63.6	$51.7
Ford Motor Company	$26.9	$18.4
Hyundai / Kia	$15.7	$13.2

Included in 2010 sales to General Motors were $5.0 million of sales to Nexteer Automotive, formerly a unit of Delphi Corporation, which was owned by General Motors from October 2009 through December 2, 2010. 2011 sales to General Motors included $3.0 million of Sales to Nexteer Automotive through December 2, 2010.

	Years Ended
	July 3, 2011	June 27, 2010
Gross profit as a percentage of net sales	16.2%	15.9%

The above year over year gross margin comparison was favorably impacted by increased customer vehicle production volumes which resulted in more favorable absorption of our fixed manufacturing costs, by reduced premium freight and overtime costs of approximately $2.8 million as compared to 2010 and by lower expense provisions of approximately $270,000 for the accrual of bonuses under our Economic Value Added (EVA®) Incentive Bonus Plans. Increased premium freight and overtime costs during 2010 were incurred during the months of September, October and November 2009 to meet significantly increased production requirements from our largest customers as they continued to rebuild retail inventories following the U.S. Government’s “Cash for Clunkers” program that ended in August 2009. These favorable impacts to the year over year comparison were partially offset by a combination of the $650,000 adjustment for a customer price concession noted above, increased warranty costs of approximately $200,000, higher purchased raw material costs for brass and an unfavorable Mexican Peso to U.S. dollar exchange rate which increased the U.S. dollar cost of our Mexican operations. Warranty provisions totaled $2.8 million in 2011 compared to $2.6 million in 2010. Historically, we had experienced relatively low warranty charges from our customers due to our contractual arrangements and improvements in the quality, reliability and durability of our products. More recently, our largest customers extended the warranty protection for their vehicles and have since demanded higher warranty cost sharing arrangements from their suppliers, including STRATTEC. The 2011 and 2010 warranty provisions included additional accruals to address the warranty exposure related to the demand for higher warranty cost sharing. The 2011 provision also included $1.15 million related to our share of costs associated with a customer’s specific warranty claim involving one of our products. The average brass price paid per pound increased to $3.93 in 2011 from $3.29 in 2010. During 2011, we used approximately 1.0 million pounds of brass. This resulted in increased brass costs of approximately $650,000 in 2011 compared to 2010. The average U.S. dollar/Mexican peso exchange rate decreased to approximately 12.25 pesos to the dollar in 2011 from approximately 12.96 pesos to the dollar in 2010. This resulted in increased U.S. dollar costs related to our Mexican operations of approximately $1.9 million in 2011 compared to 2010. Also impacting the 2010 gross profit margin was a curtailment loss related to our qualified defined benefit pension plan. An amendment to this plan, which became effective January 1, 2010, discontinued the benefit accruals for salary increases and credited service rendered after December 31, 2009. A curtailment loss related to unrecognized prior service cost of $505,000 was recorded in the accompanying Consolidated Statement of Operations and Comprehensive (Loss) Income for 2010, of which approximately $375,000 increased our cost of goods sold and approximately $130,000 increased our engineering, selling and administrative expenses.

	Years Ended
	July 3. 2011	June 27. 2010
Engineering, selling and administrative expenses (in millions)	$33.4	$29.9

The increase in operating expenses during 2011 was primarily attributed to higher spending for new product development and an additional week of expense as a result of the 53 week fiscal year, partially offset by lower incentive bonus expense provisions of approximately $450,000 during 2011. Also, expenses in 2010 were lower due to temporary actions implemented with respect to the U.S. salaried work force to help conserve cash during the 2009 and 2010 recession. These actions included reductions in wages and the Company 401(k) match, as well as cost savings related to several unpaid work furlough days. As discussed above, a curtailment loss of $130,000 was included in 2010 costs.

2012 STRATTEC Annual Report	16

MANAGEMENT’S DISCUSSION AND ANALYSIS

An annual goodwill impairment analysis was completed during 2010 related to the goodwill recorded as part of the acquisition of STRATTEC POWER ACCESS LLC (SPA) in November 2008. A $223,000 impairment charge to write off the goodwill balance was recorded in 2010 as a result of this analysis.

In 1995, we recorded a provision of $3 million for estimated costs to remediate an environmental contamination site at our Milwaukee facility. The site was contaminated by a solvent spill, which occurred in 1985, from a former above ground solvent storage tank located on the east side of the facility. The reserve was originally established based on estimates to adequately cover the cost for active remediation of the contamination. Due to changing technology and related costs associated with active remediation of the contamination, an updated analysis and estimate was obtained during 2010. The reserve was reduced during 2010 by approximately $1.1 million to reflect the revised monitoring and remediation cost estimate. From 1995 through July 3, 2011, costs of approximately $400,000 have been incurred related to the installation of monitoring wells on the property and other ongoing monitoring costs.

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

Income from operations in 2011 was $8.7 million compared to $4.4 million in 2010. This improvement was principally the result of the increase in sales and gross profit margin as discussed above.

Our effective income tax rate for 2011 was 25.1 percent compared to 29.7 percent in 2010. The reduction in the calculated effective rate was primarily due to an increase in the non-controlling interest portion of our pre-tax net income. Both the 2011 and 2010 tax rates were impacted by a lower effective tax rate for income subject to tax in Mexico as compared to the effective tax rate for income subject to tax in the U.S. As of July 3, 2011, we had a valuation allowance of $209,000 related to our assessment of the future realization of certain state operating loss carry-forwards and capital loss carry-forward benefits.

LIQUIDITY AND CAPITAL RESOURCES

Our primary source of cash flow is from our major customers, which include General Motors Company, Ford Motor Company, Chrysler Group LLC and Hyundai/Kia. As of the date of filing this Annual Report with the Securities and Exchange Commission, all of our customers are making payments on their outstanding accounts receivable in accordance with the payment terms included on their purchase orders. A summary of our outstanding receivable balances from our major customers as of July 1, 2012 was as follows (in thousands of dollars):

General Motors	$10,230
Ford	$5,738
Chrysler	$14,157
Hyundai / Kia	$1,497

We earn a portion of our operating income in Mexico, which is deemed to be permanently reinvested. As of July 1, 2012, $7.1 million of our $17.5 million cash and cash equivalents balance was held by our foreign subsidiaries in Mexico. We currently do not intend nor foresee a need to repatriate these funds. We expect existing domestic cash and cash equivalents and cash flows from operations to continue to be sufficient to fund our operating activities and cash commitments for investing and financing activities, such as regular quarterly dividends and capital expenditures, for at least the next 12 months and thereafter for the foreseeable future. Should we require more capital in the U.S. than is generated by our operations domestically, for example to fund significant discretionary activities, such as acquisitions of businesses and share repurchases, we could elect to repatriate future earnings from foreign jurisdictions or raise capital in the U.S. through borrowings under our revolving credit facility. These alternatives could result in higher effective tax rates, increased interest expense, or other dilution of our earnings.

Cash flow provided by operating activities was $17.2 million in 2012 compared to $8.4 million in 2011. The increase in cash flow provided by operating activities was primarily attributable to an improvement in our overall financial results and reduced working capital requirements in the current year as compared to the prior year. Net income adjusted for non-cash items such as depreciation, unrealized losses on foreign currency contracts and foreign currency transaction gains and losses increased to approximately $20.4 million in the current year compared to approximately $14.0 million in the prior year. Cash used for working capital requirements decreased approximately $2.5 million between the two periods. Our working capital requirements during the prior year were impacted by a significant increase in our inventory balance, resulting from significantly increased sales levels during 2011. Current year operating cash flow was impacted by an August 2011 payment of approximately $4.3 million in bonuses, which were earned during fiscal 2011 under our

2012 STRATTEC Annual Report	17

MANAGEMENT’S DISCUSSION AND ANALYSIS

incentive bonus plans. Bonus payments totaled approximately $5 million in the prior year. Pension contributions to our qualified plan totaled $2.0 million during both the current year and prior year.

On February 26, 2009, our Board of Directors took action to suspend payment of our $0.15 per common share quarterly dividend to conserve cash. On August 4, 2010, our Board of Directors declared a special one-time cash dividend of $1.20 per common share payable on October 29, 2010. The special dividend totaled approximately $4.0 million and was funded with current cash balances. Although we believe the outlook for our business is generally positive, the uncertain strength of the economic recovery in North America, and the effect that this and the recent restructuring of our two largest customers may have on STRATTEC, have resulted in both management and our Board being cautious about reinstating our regular quarterly cash dividend at the rate in place prior to the dividend suspension. However, our Board of Directors, on August 23, 2011, did reinstate a regular quarterly cash dividend at a level of $0.10 per common share. A quarterly cash dividend of $0.10 per common share was paid on each of September 30, 2011, December 30, 2011, March 30, 2012, and June 30, 2012. Each quarterly dividend totaled approximately $335,000 and was funded by current cash balances.

Our accounts receivable balance increased approximately $4.8 million to $44.5 million at July 1, 2012 from $39.6 million at July 3, 2011. The increase was primarily the result of the increased sales experienced in 2012 as discussed under Results of Operations herein.

The accrued pension obligations balance includes our qualified plan and our supplemental executive retirement plan (SERP). The change in the accrued pension obligations balance during 2012 is the result of the net impact of pension contributions, the actuarially calculated pension expense and the impact of the change in the funded status of the plans due to weaker than projected returns on plan assets and a reduction in the discount rate between periods. The 2012 pre-tax funded status adjustment increased our accrued pension obligation balance by approximately $15.8 million and our accrued payroll and benefits balance by approximately $2.5 million at July 1, 2012 compared to July 3, 2011. The resulting tax impact increased our deferred income tax asset balance by $7.0 million in comparison to the prior year.

During 2012, our portion of capital contributions made to VAST LLC in support of general operating expenses totaled $200,000. During the current year, the VAST joint ventures in China and Brazil both incurred relocation costs associated with moves to new facilities and start-up costs associated with a new product line. These relocation costs and start-up costs have been financed internally by VAST LLC. We anticipate these transition costs and related losses to continue for VAST China over the remaining 2012 calendar year. In addition, we anticipate that VAST China capital expenditures will be approximately $8 million to $9 million during calendar year 2012 (which includes a portion of our fiscal 2012 and fiscal 2013) in support of the new product line and new product programs. As a result, we estimate that our portion of additional capital contributions to VAST LLC could be $1 million to $2 million during the remainder of calendar year 2012.

Capital expenditures were $13.6 million in 2012 compared to $9.5 million in 2011. Expenditures were primarily in support of requirements for new product programs and the upgrade and replacement of existing equipment. We anticipate capital expenditures will be approximately $9 million in fiscal 2013 in support of requirements for new product programs and the upgrade and replacement of existing equipment.

Our Board of Directors has authorized a stock repurchase program to buy back outstanding shares of our common stock. Shares authorized for buy back under the program totaled 3,839,395 at July 1, 2012. A total of 3,655,322 shares have been repurchased over the life of the program through July 1, 2012, at a cost of approximately $136.4 million. No shares were repurchased during fiscal 2012 or 2011. Additional repurchases may occur from time to time and are expected to continue to be funded by cash flow from operations and current cash balances. Based on the current economic environment and our preference to conserve cash for other uses, we do not anticipate any stock repurchase activity in fiscal year 2013.

STRATTEC has a $25 million secured revolving credit facility (“STRATTEC Credit Facility”) with BMO Harris Bank N.A. The STRATTEC Credit Facility expires August 1, 2014. ADAC-STRATTEC LLC has a $5 million secured revolving credit facility (“ADAC-STRATTEC Credit Facility”) with BMO Harris Bank N.A, which is guaranteed by STRATTEC. The ADAC-STRATTEC Credit Facility expires June 28, 2015. Any borrowings under the credit facilities will be secured by our U.S. cash balances, accounts receivable, inventory and property. Interest on borrowings under these credit facilities is at varying rates based, at our option, on the London Interbank Offering Rate plus 1.0 to 1.75 percent or the bank’s prime rate. Both credit facilities contain a restrictive financial covenant that requires the maintenance of a minimum net worth level. The ADAC-STRATTEC credit facility includes an additional restrictive financial covenant that requires the maintenance of a minimum level for its fixed charge coverage ratio. There were no outstanding borrowings under either Credit Facility at July 1, 2012 or July 3, 2011. There were no borrowings under any third party debt facilities during 2012, 2011 or 2010. We believe that the credit facilities are adequate, along with existing cash balances and cash flow from operations, to meet our anticipated capital expenditure, working capital, dividend and operating expenditure requirements.

Over the past several years, we have been impacted by rising health care costs. A portion of these increases have been offset by plan design changes and associate wellness initiatives. We have also been impacted by increases in the market price of zinc and brass and inflation in Mexico,

2012 STRATTEC Annual Report	18

MANAGEMENT’S DISCUSSION AND ANALYSIS

which impacts the U. S. dollar costs of our Mexican operations. We have negotiated raw material price adjustment clauses with certain, but not all, of our customers to offset some of the market price fluctuations in the cost of zinc. Moreover, beginning in January 2011, we entered into agreements with Bank of Montreal that provide for two weekly Mexican peso currency option contracts for a portion of our weekly estimated peso denominated operating costs. Current contracts with Bank of Montreal extend through June 28, 2013. The two weekly option contracts are for equivalent notional amounts. The contracts that were effective during fiscal 2011 and 2012 expired July 6, 2012, and provided for the purchase of Mexican pesos at a U.S. dollar / Mexican peso exchange rate of 11.85 if the spot rate at the weekly expiry date was below 11.85 or for the purchase of Mexican pesos at a U.S. dollar / Mexican peso exchange rate of 12.85 if the spot rate at the weekly expiry date was above 12.85. Additional contracts that are effective July 6, 2012 through June 28, 2013 provide for the purchase of Mexican pesos at an average U.S. dollar / Mexican peso exchange rate of 12.40 if the spot rate at the weekly expiry date is below an average of 12.40 or for the purchase of Mexican pesos at an average U.S. dollar / Mexican peso exchange rate of 13.40 if the spot rate at the weekly expiry date is above an average of 13.40. Our objective in entering into these currency option contracts is to minimize our earnings volatility resulting from changes in exchange rates affecting the U.S. dollar cost of our Mexican operations. The Mexican peso option contracts are not used for speculative purposes and are not designated as hedges. As a result, all currency option contracts are recognized in our accompanying consolidated financial statements at fair value and changes in the fair value of the currency option contracts are reported in current earnings as part of Other Income, net. The premiums to be paid and received under the weekly Mexican peso currency option contracts net to zero. As a result, premiums related to the contracts did not impact our earnings. The following table quantifies the outstanding Mexican peso currency option contracts as of July 1, 2012 (thousands of dollars, except average option contractual exchange rate):

		Average Option		Foreign Exchange Gain/(Loss) From:
	Notional Amount	Contractual Exchange Rate	Fair Value	10% Appreciation of U.S. Dollar	10% Depreciation of U.S. Dollar
Contracts Effective
July 2, 2012 - July 6, 2012
Buy MXP/Sell USD	$684	11.85	$—	$(2)	$—
Buy MXP/Sell USD	$684	12.85	$(26)	$(26)	$59

Contracts Effective
July 6, 2012 - June 28, 2013
Buy MXP/Sell USD	$10,200	12.40	$80	$(420)	$66
Buy MXP/Sell USD	$10,200	13.40	$(449)	$(268)	$651

The fair market value of all outstanding peso option contracts in the accompanying Consolidated Balance Sheets was as follows (thousands of dollars):

	July 1, 2012	July 3, 2011
Not Designated as Hedging Instruments:
Other Current Assets:
Mexican Peso Option Contracts	$—	$245
Other Current Liabilities:
Mexican Peso Option Contracts	$(395)	$—

The pre-tax effects of the peso option contracts on the accompanying Consolidated Statements of Operations and Comprehensive (Loss) Income consisted of the following (thousands of dollars):

	Other Income, net
	July 1, 2012	July 3, 2011
Not Designated as Hedging Instruments:
Realized Gain	$18	$33
Realized (Loss)	$(438)	$—
Unrealized (Loss) Gain	$(640)	$245

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Contractual obligations are as follows as of July 1, 2012 (thousands of dollars):

	Payments Due By Period
Contractual Obligation	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Operating Leases	$1,382	$552	$830	$—	$—
Other Purchase Obligations	27,380	10,337	16,337	706	—
Pension and Postretirement Obligations(a)	8,674	8,674	—	—	—

Total	$37,436	$19,563	$17,167	$706	$—

2012 STRATTEC Annual Report	19

MANAGEMENT’S DISCUSSION AND ANALYSIS

(a)

As disclosed in our Notes to Financial Statements, estimated cash funding related to our pension and postretirement benefit plans is expected to total $8.7 million in 2013. Because the timing of funding related to these plans beyond 2013 is uncertain, and is dependent on future movements in interest rates and investment returns, changes in laws and regulations, and other variables, pension and postretirement outflows beyond 2013 have not been included in the table above.

Liabilities recognized for uncertain tax benefits of $1.7 million are not presented in the table above due to uncertainty as to amounts and timing regarding future payments.

JOINT VENTURES

We participate in certain Alliance Agreements with WITTE Automotive (“WITTE”) and ADAC Automotive (“ADAC”). WITTE, of Velbert, Germany, is a privately held automotive supplier. WITTE designs, manufactures and markets automotive components, including locks and keys, hood latches, rear compartment latches, seat back latches, door handles and specialty fasteners. WITTE’s primary market for these products has been Europe. ADAC, of Grand Rapids, Michigan, is a privately held automotive supplier and manufactures engineered products, including door handles and other automotive trim parts, utilizing plastic injection molding, automated painting and various assembly processes.

The Alliance agreements include a set of cross-licensing agreements for the manufacture, distribution and sale of WITTE products by STRATTEC and ADAC in North America, and the manufacture, distribution and sale of STRATTEC and ADAC products by WITTE in Europe. Additionally, a joint venture company, Vehicle Access Systems Technology LLC (“VAST LLC”), in which WITTE, STRATTEC and ADAC each hold a one-third interest, exists to seek opportunities to manufacture and sell the companies’ products in areas of the world outside of North America and Europe.

VAST do Brasil, a joint venture between VAST LLC and Ifer do Brasil Ltda., services customers in South America. VAST Fuzhou, VAST Great Shanghai and VAST China Co. (collectively known as VAST China), provides a base of operations to service our automotive customers in the Asian market. VAST LLC also maintains branch offices in South Korea and Japan in support of customer sales and engineering requirements.

The VAST LLC investments are accounted for using the equity method of accounting. The activities related to the VAST LLC joint ventures resulted in equity loss of joint ventures to STRATTEC of approximately $1.1 million during 2012, and equity earnings of joint ventures to STRATTEC of approximately $1.2 million during 2011 and $1.0 million during 2010. During 2012 our joint ventures in China and Brazil both incurred relocation costs associated with moves to new facilities and start-up costs associated with a new product line. Both of these items resulted in STRATTEC incurring an equity loss from joint ventures in 2012 compared to 2011 in which STRATTEC had equity earnings from joint ventures. We anticipate these transition costs and related losses to continue during our 2013 fiscal year relating to our VAST China operations. In addition, the 2012 equity loss also included a goodwill impairment charge relating to VAST China. STRATTEC’s portion amounted to $284,000. Effective November 20, 2009, VAST LLC purchased the 40 percent non-controlling interest owned by its former partners in the joint ventures in China. Initially, a loan of $2.5 million was made by each partner, STRATTEC, WITTE and ADAC, to fund a portion of the purchase price. In December 2009, $1 million of each partner’s loan balance was repaid. During 2012, each partner’s outstanding principal and accrued interest balance of $1.5 million and $112,000, respectively, were terminated and converted to additional capital contributions by each partner in VAST LLC. During 2012, cash capital contributions totaling $600,000 were made to VAST LLC in support of general operating expenses. STRATTEC’s portion of the cash capital contributions totaled $200,000. During 2011, cash capital contributions totaling $1,350,000 were made to VAST LLC in support of general operating expenses. STRATTEC’s portion of the cash capital contributions totaled $450,000.

In fiscal year 2007, we entered into a joint venture with ADAC forming ADAC-STRATTEC LLC, a Delaware limited liability company. The joint venture was created to establish injection molding and door handle assembly operations in Mexico. STRATTEC originally held a 50.1 percent interest in ADAC-STRATTEC LLC. Effective June 28, 2010, STRATTEC purchased an additional .9 percent interest from ADAC and now owns 51 percent. A Mexican entity, ADAC-STRATTEC de Mexico, exists and is wholly owned by ADAC-STRATTEC LLC. ADAC-STRATTEC LLC’s financial results are consolidated with the financial results of STRATTEC and resulted in increased net income to STRATTEC of approximately $1.7 million in 2012, approximately $910,000 in 2011, and approximately $114,000 in 2010.

Effective November 30, 2008, STRATTEC established a new entity, STRATTEC POWER ACCESS LLC (“SPA”), which is 80 percent owned by STRATTEC and 20 percent owned by WITTE. SPA operates the North American portion of the Power Products business which was acquired from Delphi Corporation. The financial results of SPA are consolidated with the financial results of STRATTEC and resulted in increased net income to STRATTEC of approximately $2.6 million in 2012, approximately $2.5 million in 2011, and approximately $545,000 in 2010.

OTHER MATTERS

Health care reform legislation was recently enacted by the Federal government. We are currently evaluating the legislation to determine its effects on our plan structure, future operating results and financial position.

2012 STRATTEC Annual Report	20

MANAGEMENT’S DISCUSSION AND ANALYSIS

CRITICAL ACCOUNTING POLICIES

We believe the following represents our critical accounting policies:

Pension and Postretirement Health Benefits—Pension and postretirement health obligations and costs are developed from actuarial valuations. The determination of the obligation and expense for pension and postretirement health benefits is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in the Notes to Financial Statements and include, among others, the discount rate, expected long-term rate of return on plan assets, retirement age, rates of increase in compensation and health care costs. We evaluate and update all of the assumptions annually on June 30, the measurement date. Refer to Notes to Financial Statements for the impact of the pension and postretirement plans on the financial statements.

We determine the discount rate used to measure plan liabilities using prevailing market rates of a large population of high-quality, non-callable, corporate bonds currently available that, if the obligation was settled at the measurement date, would provide the necessary future cash flows to pay the benefit obligation when due. Using this methodology, we determined a discount rate of 4.56 percent to be appropriate as of June 30, 2012, which is a decrease of 1.01 percentage points from the rate of 5.57 percent used at June 30, 2011. The impact of this change increased our year-end 2012 projected pension benefit obligations by approximately $11.7 million, the year-end 2012 accumulated pension benefit obligations by approximately $11.6 million and the year-end 2012 accumulated postretirement obligation by approximately $150,000. This change is also expected to increase our 2013 pension expense by $1.1 million and decrease our postretirement expense by $14,000. Our pension expense increases as the discount rate decreases. Lowering our 2012 discount rate assumption by 50 basis points would have increased our 2012 pension expense by approximately $460,000.

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

As of June 30, 2009, we decreased the salary scale applicable to our pension plans from 3.5% to 3%. The impact of this change decreased our year-end 2009 projected pension benefit obligations by approximately $652,000 and increased our year-end 2009 accumulated pension benefit obligations by approximately $253,000. This change also decreased our 2010 pension expense by $179,000.

A significant element in determining the pension expense is the expected return on plan assets. Our assumption for the expected return on plan assets is based on historical results for similar allocations among asset classes and was 8.0 percent for 2010 and 2011, 7.8 percent for 2012 and 7.5 for 2013. The changes to this assumption reduced the expected return on plan assets by approximately $200,000 in 2010, had no impact in 2011 and reduced the expected return on plan assets by approximately $165,000 in 2012 and $245,000 in 2013. Refer to Notes to Financial Statements for additional information on how this rate was determined. Pension expense increases as the expected rate of return on plan assets decreases. Lowering the 2012 expected rate of return assumption for our plan assets by 50 basis points would have increased our 2012 pension expense by approximately $500,000.

The difference between the expected return and actual return on plan assets is deferred and under certain circumstances, amortized over future years of service. Therefore, the deferral of past asset gains and losses ultimately affects future pension expense. This is also the case with changes to actuarial assumptions, including discount rate assumptions, pay rate assumptions, mortality assumptions, turnover assumptions and other demographic assumptions. As of June 30, 2012, we had $49 million of net unrecognized pension actuarial losses, which included deferred asset losses of $3.5 million. As of June 30, 2012, we had unrecognized postretirement actuarial losses of $7.6 million. These amounts represent potential future pension and postretirement expenses that would be amortized over average future service periods. The average remaining service period is about 8 years for the pension and postretirement plans.

During fiscal years 2012, 2011 and 2010, we contributed $2 million, $2 million and $4 million, respectively, to our qualified pension plan. Future pension contributions are expected to be approximately $2 million annually depending on market conditions. We have evaluated the potential impact of the Pension Protection Act (the “Act”), which was passed into law on August 17, 2006, on future pension plan funding requirements based on current market conditions. The Act has not had and is not anticipated to have in future periods a material effect on our level of future funding requirements or on our liquidity and capital resources.

A significant element in determining the postretirement health expense is the health care cost

2012 STRATTEC Annual Report	21

MANAGEMENT’S DISCUSSION AND ANALYSIS

trend rates. We develop these rates based on historical cost data, the near-term outlook and an assessment of likely long-term trends. Changes in the health care cost trend rate assumption will have a significant effect on the postretirement benefit amounts reported. As of January 1, 2011, we updated the health care cost trend assumption. The impact of this change increased our year-end 2011 accumulated postretirement obligation by approximately $139,000. This change also increased our 2012 postretirement expense by approximately $20,000. Refer to Notes to Financial Statements for an analysis of the impact of a one percent change in the trend rate.

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

Liability for Uncertain Tax Positions—We are subject to income taxation in many jurisdictions around the world. Significant management judgment is required in the accounting for income tax contingencies because the outcomes are often difficult to determine. We are required to measure and recognize uncertain tax positions that we have taken or expect to take in our income tax returns. The benefit of an uncertain tax position can only be recognized in the financial statements if management concludes that it is more likely than not that the position will be sustained with the tax authorities. For a position that is likely to be sustained, the benefit recognized in the financial statements is measured at the largest amount that is greater than 50 percent likely of being realized. A reserve is established for the difference between a position taken in an income tax return and the amount recognized in the financial statements. Refer to the discussion of Income Taxes included in the Notes to Financial Statements included within this 2012 Annual Report.

Other Reserves—We have reserves such as an environmental reserve, a warranty reserve, an incurred but not reported claim reserve for self-insured health plans, an allowance for doubtful accounts related to trade accounts receivable, an excess and obsolete inventory reserve and a repair and maintenance supply parts reserve. These reserves require the use of estimates and judgment with regard to risk exposure, ultimate liability and net realizable value.

Environmental Reserve—We have a liability recorded related to the estimated costs to remediate a site at our Milwaukee facility, which was contaminated by a solvent spill from a former above ground solvent storage tank occurring in 1985. The recorded environmental liability balance involves judgment and estimates. Our reserve estimate is based on a third party assessment of the costs to adequately cover the cost of active remediation of the contamination at this site. Actual costs might vary from this estimate for a variety of reasons including changes in laws and changes in the assessment of the level of remediation actually required at this site. Therefore, future changes in laws or the assessment of the level of remediation required could result in changes in our estimate of the required liability. Refer to the discussion of Commitments and Contingencies included in the Notes to Financial Statements included within this 2012 Annual Report.

Warranty Reserve—We have a warranty liability recorded related to our exposure to warranty claims in the event our products fail to perform as expected, and we may be required to participate in the repair costs incurred by our customers for such products. The recorded warranty liability balance involves judgment and estimates. Our liability estimate is based on an analysis of historical warranty data as well as current trends and information, including our customers’ recent extension of their warranty programs. Actual warranty costs might vary from estimates due to the level of actual claims varying from our claims experience and estimates. Therefore, future actual claims experience could result in changes in our estimates of the required liability. Refer to the discussion of Warranty Reserve under Organization and Summary of Significant Accounting Policies included in the Notes to Financial Statements included within this 2012 Annual Report.

Incurred But Not Reported Claim Reserve for Self-Insured Health Plans—We have self-insured medical and dental plans covering all eligible U.S. associates. The expected ultimate cost of claims incurred under these plans is subject to judgment and estimation. We estimate the ultimate expected cost of claims incurred under these plans based upon the aggregate liability for reported claims and an estimated additional liability for claims incurred but not reported. Our estimate of claims incurred but not reported is based on an analysis of historical data, current trends related to claims and health care costs and information available from the insurance carrier. Actual ultimate costs may vary from estimates due to variations in actual claims experience from past trends and large unexpected claims being filed. Therefore, changes in claims experience and large unexpected claims could result in changes to our estimate of the claims incurred but not reported liabilities. Refer to the discussion of Self Insurance and Loss Sensitive Plans under Organization and Summary of Significant Accounting Policies included in the Notes to Financial Statements included within this 2012 Annual Report.

Allowance for Doubtful Accounts Related to Trade Accounts Receivable—Our trade accounts receivable consist primarily of receivables due from Original Equipment Manufacturers in the automotive industry and locksmith distributors relating to our service and aftermarket business. Our evaluation of the collectability of our trade accounts receivable involves judgment and estimates and includes a

2012 STRATTEC Annual Report	22

MANAGEMENT’S DISCUSSION AND ANALYSIS

review of past due items, general economic conditions and the economic climate of the industry as a whole. The estimate of the required reserve involves uncertainty as to future collectability of receivable balances. This uncertainty is magnified by the financial difficulty recently experienced by our customers as discussed under Risk Factors-Loss of Significant Customers, Vehicle Content, Vehicle Models and Market Share included within this 2012 Annual Report. Refer to the discussion of Receivables under Organization and Summary of Significant Accounting Policies included in the Notes to Financial Statements included within this 2012 Annual Report.

Excess and Obsolete Inventory Reserve—We record a reserve for excess and obsolete inventory based on historical and estimated future demand and market conditions. The reserve level is determined by comparing inventory levels of individual materials and parts to historical usage and estimated future sales by analyzing the age of the inventory, in order to identify specific material and parts that are unlikely to be sold. Technical obsolescence and other known factors are also considered in evaluating the reserve level. Actual future write-offs of inventory may differ from estimates and calculations used to determine reserve levels due to changes in customer demand, changes in technology and other factors. Refer to the discussion of Inventories under Organization and Summary of Significant Accounting Policies included in the Notes to Financial Statements included within this 2012 Annual Report.

Repair and Maintenance Supply Parts Reserve—We maintain an inventory of repair and maintenance parts in support of operations. This inventory includes critical repair parts for all production equipment as well as general maintenance items. The inventory of critical repair parts is required to avoid disruptions in our customers’ just-in-time production schedules due to lack of spare parts when equipment break-downs occur. Depending on maintenance requirements during the life of the equipment, excess quantities of repair parts arise. A repair and maintenance supply parts reserve is maintained to recognize the normal adjustment of inventory for obsolete and slow-moving repair and maintenance supply parts. Our evaluation of the reserve level involves judgment and estimates, which are based on a review of historical obsolescence and current inventory levels. Actual obsolescence may differ from estimates due to actual maintenance requirements differing from historical levels. This could result in changes to our estimated required reserve. Refer to the discussion of Repair and Maintenance Supply Parts under Organization and Summary of Significant Accounting Policies included in the Notes to Financial Statements included within this 2012 Annual Report.

We believe the reserves discussed above are estimated using consistent and appropriate methods. However, changes to the assumptions could materially affect the recorded reserves.

Stock-Based Compensation—Stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period. Determining the fair value of stock-based awards at the grant date requires judgment, including estimating future volatility of our stock, the amount of stock-based awards that are expected to be forfeited and the expected term of awards granted. We estimate the fair value of stock options granted using the Black-Scholes option valuation model. We amortize the fair value of all awards on a straight-line basis over the vesting periods. The expected term of awards granted represents the period of time they are expected to be outstanding. We determine the expected term based on historical experience with similar awards, giving consideration to the contractual terms and vesting schedules. We estimate the expected volatility of our common stock at the date of grant based on the historical volatility of our common stock. The volatility factor used in the Black-Scholes option valuation model is based on our historical stock prices over the most recent period commensurate with the estimated expected term of the award. We base the risk-free interest rate used in the Black-Scholes option valuation model on the implied yield currently available on U.S. Treasury zero-coupon issues with a remaining term commensurate with the expected term of the award. We use historical data to estimate pre-vesting option forfeitures. We record stock-based compensation only for those awards that are expected to vest. If actual results differ significantly from these estimates, stock-based compensation expense and our results of operations could be materially impacted.

RISK FACTORS

We recognize we are subject to the following risk factors based on our operations and the nature of the automotive industry in which we operate:

Loss of Significant Customers, Vehicle Content, Vehicle Models and Market Share—Sales to General Motors Company, Ford Motor Company and Chrysler Group LLC represented approximately 68 percent of our annual net sales (based on fiscal 2012 results) and, accordingly, these customers account for a significant percentage of our outstanding accounts receivable. The contracts with these customers provide for supplying the customer’s requirements for a particular model. The contracts do not specify a specific quantity of parts. The contracts typically cover the life of a model, which averages approximately four to five years. Components for certain customer models may also be “market tested” annually. Therefore, the loss of any one of these customers, the loss of a contract for a specific vehicle model, a reduction in vehicle content, the early cancellation of a specific vehicle model, technological changes or a significant reduction in demand for certain key models could occur, and if so, could have a material adverse effect on our existing and future revenues and net income.

On April 27, 2009, General Motors announced certain aspects of its Revised Viability Plan including assembly plant closures and reduced production volumes for calendar year 2009 and the subsequent five years. The announcement indicated that certain vehicle brands, including Pontiac,

2012 STRATTEC Annual Report	23

MANAGEMENT’S DISCUSSION AND ANALYSIS

Saturn, Hummer and Saab, would be discontinued or sold. In addition, subsequent to Chrysler LLC’s filing for Chapter 11 bankruptcy protection on April, 30 2009, they announced certain vehicle models planned for discontinuation (Jeep Commander, Jeep Compass, Jeep Patriot, Dodge Nitro, Dodge Avenger, Dodge Caliber, Dodge Durango, Dodge Dakota, Dodge Viper, Chrysler Sebring, Chrysler Aspen, etc.). Subsequently, most of the models were reaffirmed for continued production over a two to three year period, or replaced during this period. We continue to evaluate the impact these evolving plans have on our business as more details become available.

Our major customers also have significant under-funded legacy liabilities related to pension and postretirement health care obligations. The future impact of these items along with a continuing loss in our major customers’ North American automotive market share to the New Domestic automotive manufacturers (primarily the Japanese and Korean automotive manufacturers) and/or a significant decline in the overall market demand for new vehicles may ultimately result in severe financial difficulty for these customers, including bankruptcy. If our major customers cannot fund their operations, we may incur significant write-offs of accounts receivable, incur impairment charges or require additional restructuring actions.

Production Slowdowns by Customers—Our major customers and many of their suppliers were significantly impacted by the recession of 2008/2009. Many of our major customers instituted production cuts during our fiscal 2009 and 2010. While production subsequently increased after the cuts made in 2009, additional economic slowdowns could bring about new production cuts which could have a material adverse effect on our existing and future revenues and net income.

Financial Distress of Automotive Supply Base—During calendar years 2009 and 2010, the automotive industry conditions adversely affected STRATTEC and our supply base. Lower production levels at our major customers, volatility in certain raw material and energy costs and the global credit market crisis resulted in severe financial distress among many companies within the automotive supply base. During the above time frame, several automotive suppliers filed for bankruptcy protection or ceased operations. The potential continuation of financial distress within the supply base and suppliers’ inability to obtain credit from lending institutions may lead to commercial disputes and possible supply chain interruptions. In addition, the potential for future and/or continued adverse industry conditions may require us to take measures to ensure uninterrupted production. The continuation or worsening of these industry conditions could have a material adverse effect on our existing and future revenues and net income.

Shortage of Raw Materials or Components Supply—In the event of catastrophic acts of nature such as fires, tsunamis, hurricanes and earthquakes or a rapid increase in production demands, either we or our customers or other suppliers may experience supply shortages of raw materials or components. This could be caused by a number of factors, including a lack of production line capacity or manpower or working capital constraints. In order to manage and reduce the costs of purchased goods and services, we and others within our industry have been rationalizing and consolidating our supply base. In addition, due to the recent turbulence in the automotive industry, several suppliers have filed bankruptcy proceedings or ceased operations. As a result, there is greater dependence on fewer sources of supply for certain components and materials, which could increase the possibility of a supply shortage of any particular component. If any of our customers experience a material supply shortage, either directly or as a result of supply shortages at another supplier, that customer may halt or limit the purchase of our products. Similarly, if we or one of our own suppliers experience a supply shortage, we may become unable to produce the affected products if we cannot procure the components from another source. Such production interruptions could impede a ramp-up in vehicle production and could have a material adverse effect on our business, results of operations and financial condition.

We consider the production capacities and financial condition of suppliers in our selection process, and expect that they will meet our delivery requirements. However, there can be no assurance that strong demand, capacity limitations, shortages of raw materials, labor disputes or other problems will not result in any shortages or delays in the supply of components to us.

Cost Reduction—There is continuing pressure from our major customers to reduce the prices we charge for our products. This requires us to generate cost reductions, including reductions in the cost of components purchased from outside suppliers. If we are unable to generate sufficient production cost savings in the future to offset pre-programmed price reductions, our gross margin and profitability will be adversely affected.

Cyclicality and Seasonality in the Automotive Market—The automotive market is cyclical and is dependent on consumer spending, on the availability of consumer credit and to a certain extent, on customer sales incentives. Economic factors adversely affecting consumer demand for automobiles and automotive production, such as rising fuel costs, could adversely impact our net sales and net income. We typically experience decreased sales and operating income during the first fiscal quarter of each year due to the impact of scheduled customer plant shut-downs in July and new model changeovers during that period.

Foreign Operations—We own and operate manufacturing operations in Mexico. As discussed under “Joint Ventures”, we also have joint venture investments in Mexico, Brazil and China. As these operations continue to expand, their success will depend, in part, on our and our partners’ ability to anticipate and effectively manage certain risks inherent in international operations, including: enforcing agreements and collecting receivables through certain foreign legal systems, payment cycles of foreign

2012 STRATTEC Annual Report	24

MANAGEMENT’S DISCUSSION AND ANALYSIS

customers, compliance with foreign tax laws, general economic and political conditions in these countries and compliance with foreign laws and regulations. The success of the joint venture operations may be impacted by our two partners’ ability to influence business decisions and operating results of the joint ventures. These influences, as well as conflicts or disagreements with our joint venture partners, could negatively impact the operations and financial results of our joint venture investments, which would have an adverse impact on our financial results. In addition, failure of our partners to be able to continue to fund their portion of the joint venture operations could have a material adverse effect on the financial condition and financial results of our joint venture investments, which could have a material adverse effect on our financial results. The joint venture investments in China and Brazil are currently generating losses due to relocation costs associated with moves to new facilities and start-up costs associated with a new product line. We anticipate these transition costs and related losses to continue during our 2013 fiscal year, which may result in the need for additional future capital contributions to fund the operations of these joint venture investments.

Currency Exchange Rate Fluctuations—Our sales are denominated in U.S. dollars. We have manufacturing operations in Mexico, and as a result, a portion of our manufacturing costs are incurred in Mexican pesos. Therefore, fluctuations in the U.S. dollar / Mexican peso exchange rate may have a material effect on our profitability, cash flows, financial position, and may significantly affect the comparability of our results between financial periods. Any depreciation in the value of the U.S. dollar in relation to the value of the Mexican peso will adversely affect the cost of our Mexican operations when translated into U.S. dollars. Similarly, any appreciation in the value of the U.S. dollar in relation to the value of the Mexican peso will decrease the cost of our Mexican operations when translated into U.S. dollars. As described in Derivative Instruments under Organization and Summary of Significant Accounting Policies included in the Notes to Financial Statements contained herein, we have entered into weekly Mexican peso currency option contracts to minimize the volatility resulting from changes in the exchange rates between the U.S. dollar and the Mexican peso. There can be no assurances that the peso currency option contracts will eliminate our exchange rate risk associated with our Mexican operations.

Sources of and Fluctuations in Market Prices of Raw Materials—Our primary raw materials are high-grade zinc, brass, nickel silver, aluminum, steel and plastic resins. These materials are generally available from a number of suppliers, but we have chosen to concentrate our sourcing with one primary vendor for each commodity or purchased component. We believe our sources of raw materials are reliable and adequate for our needs. However, the development of future sourcing issues related to using existing or alternative raw materials and the global availability of these materials as well as significant fluctuations in the market prices of these materials may have an adverse effect on our financial results if the increased raw material costs cannot be recovered from our customers.

Given the significant financial impact on us relating to changes in the cost of our primary raw materials, commencing with fiscal 2008, we began quoting quarterly material price adjustments for changes in our zinc costs in our negotiations with our customers. Our success in obtaining these quarterly price adjustments in our customer contracts is dependent on separate negotiations with each customer. It is not a standard practice for our customers to include such price adjustments in their contracts. We have been successful in obtaining quarterly price adjustments in some of our customer contracts. However, we have not been successful in obtaining the adjustments with all of our customers.

Disruptions Due to Work Stoppages and Other Labor Matters—Our major customers and many of their suppliers have unionized work forces. Work stoppages or slow-downs experienced by our customers or their suppliers could result in slow-downs or closures of assembly plants where our products are included in assembled vehicles. For example, strikes by a critical supplier called by the United Auto Workers led to extended shut-downs of most of General Motors’ North American assembly plants in February 2008 and in 1998. A material work stoppage experienced by one or more of our customers could have an adverse effect on our business and our financial results. In addition, all production associates at our Milwaukee facility are unionized. A sixteen-day strike by these associates in June 2001 resulted in increased costs as all salaried associates worked with additional outside resources to produce the components necessary to meet customer requirements. The current contract with our unionized associates is effective through June 29, 2014. We may encounter further labor disruption after the expiration date of this contract and may also encounter unionization efforts in our other plants or other types of labor conflicts, any of which could have an adverse effect on our business and our financial results. Labor contracts between General Motors Company, Ford Motor Company and Chrysler Group LLC and their unionized associates under the United Auto Workers expire in September and October 2015. In addition, their respective labor agreements with the Canadian Auto Workers union expire on September 17, 2012. Labor disruptions encountered during the contract period could have an adverse effect on our business and our financial results.

Environmental and Safety Regulations—We are subject to Federal, state, local and foreign laws and other legal requirements related to the generation, storage, transport, treatment and disposal of materials as a result of our manufacturing and assembly operations. These laws include the Resource Conservation and Recovery Act (as amended), the Clean Air Act (as amended) and the Comprehensive Environmental Response, Compensation and Liability Act (as amended). We have an environmental management system that is ISO-14001 certified. We believe that our existing environmental management system is adequate for current and anticipated operations and we have

2012 STRATTEC Annual Report	25

MANAGEMENT’S DISCUSSION AND ANALYSIS

no current plans for substantial capital expenditures in the environmental area. An environmental reserve was established in 1995 for estimated costs to remediate a site at our Milwaukee facility. The site was contaminated from a former above-ground solvent storage tank, located on the east side of the facility. The contamination occurred in 1985 and is being monitored in accordance with Federal, state and local requirements. We do not currently anticipate any material adverse impact on our results of operations, financial condition or competitive position as a result of compliance with Federal, state, local and foreign environmental laws or other related legal requirements. However, risk of environmental liability and changes associated with maintaining compliance with environmental laws is inherent in the nature of our business and there is no assurance that material liabilities or changes could not arise.

Highly Competitive Automotive Supply Industry—The automotive component supply industry is highly competitive. Some of our competitors are companies, or divisions or subsidiaries of companies, that are larger than STRATTEC and have greater financial and technology capabilities. Our products may not be able to compete successfully with the products of these other companies, which could result in loss of customers and as a result, decreased sales and profitability. Some of our major customers have previously announced that they will be reducing their supply base. This could potentially result in the loss of these customers and consolidation within the supply base. The loss of any of our major customers could have a material adverse effect on our existing and future net sales and net income.

In addition, our competitive position in the North American automotive component supply industry could be adversely affected in the event that we are unsuccessful in making strategic investments, acquisitions, alliances or establishing joint ventures that would enable us to expand globally. We principally compete for new business at the beginning of the development of new models and upon the redesign of existing models by our major customers. New model development generally begins two to five years prior to the marketing of such new models to the public. The failure to obtain new business on new models or to retain or increase business on redesigned existing models could adversely affect our business and financial results. In addition, as a result of relatively long lead times for many of our components, it may be difficult in the short-term for us to obtain new sales to replace any unexpected decline in the sale of existing products. Finally, we may incur significant product development expense in preparing to meet anticipated customer requirements which may not be recovered.

Program Volume and Pricing Fluctuations—We incur costs and make capital expenditures for new program awards based upon certain estimates of production volumes over the anticipated program life for certain vehicles. While we attempt to establish the price of our products for variances in production volumes, if the actual production of certain vehicle models is significantly less than planned, our net sales and net income may be adversely affected. We cannot predict our customers’ demands for the products we supply either in the aggregate or for particular reporting periods.

Investments in Customer Program Specific Assets—We make investments in machinery and equipment used exclusively to manufacture products for specific customer programs. This machinery and equipment is capitalized and depreciated over the expected useful life of each respective asset. Therefore, the loss of any one of our major customers, the loss of specific vehicle models or the early cancellation of a vehicle model could result in impairment in the value of these assets which may have a material adverse effect on our financial results.

Financial Industry / Credit Market Risk—The U.S. capital and credit markets experienced significant volatility and disruption during the 2008/2009 recession. In many cases this resulted in pressures on borrowers and reduced credit availability from certain issuers without regard to the underlying financial strength of the borrower or issuer. If financial market disruption and volatility occur again in the future, there can be no assurance that such conditions will not have an adverse effect on our ability to access debt and in turn, result in a material adverse effect on our business, financial condition and results of operations.

Warranty Claims—We are exposed to warranty claims in the event that our products fail to perform as expected, and we may be required to participate in the repair costs incurred by our customers for such products. Our largest customers have recently extended their warranty protection for their vehicles. Other automotive OEMs have similarly extended their warranty programs. We are engaged in ongoing discussions with our customers regarding warranty information and potential claims. The results of these discussions could result in additional warranty charges / claims in future periods. Depending on the nature of and the volume of vehicles involved in the potential warranty claims, these charges could be material to the financial statements. The extended warranty trend may also result in higher cost recovery claims by OEMs from suppliers whose products incur a higher rate of warranty claims above an OEM derived nominal level. Historically, we have experienced relatively low warranty charges from our customers due to our commercial arrangements and improvements in the quality, reliability and durability of our products. Due to our largest customers’ extension of their warranty protection programs and demands for higher warranty cost sharing arrangements from their suppliers, including STRATTEC, we increased our provision to cover warranty exposures during fiscal years 2010, 2011 and 2012. Moreover, in 2011, our increased warranty provision was the result of our share of the cost associated with a specific warranty claim involving a product we supplied to one of our largest customers. If our customers demand higher warranty-related cost recoveries, or if our products fail to perform as expected, it could have a material adverse impact on our results of operations and financial condition.

2012 STRATTEC Annual Report	26

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Years Ended
	July 1, 2012	July 3, 2011	June 27, 2010
NET SALES	$279,234	$260,933	$207,964
Cost of goods sold	228,971	218,770	174,922

GROSS PROFIT	50,263	42,163	33,042
Engineering, selling, and administrative expenses	33,804	33,443	29,939
Impairment charge	—	—	223
Environmental Reserve Adjustment	—	—	(1,125)
Provision for (Recovery of) doubtful accounts	116	—	(421)

INCOME FROM OPERATIONS	16,343	8,720	4,426
Interest income	69	119	86
Equity (loss) earnings of joint ventures	(1,071)	1,246	1,008
Interest expense-related parties	(81)	(175)	(225)
Other income, net	582	220	312

INCOME BEFORE PROVISION FOR INCOME TAXES AND NON-CONTROLLING INTEREST	15,842	10,130	5,607
Provision for income taxes	3,589	2,540	1,666

NET INCOME	12,253	7,590	3,941
Net income attributable to non-controlling interest	3,460	2,172	520

NET INCOME ATTRIBUTABLE TO STRATTEC SECURITY CORPORATION	$8,793	$5,418	$3,421

COMPREHENSIVE (LOSS) INCOME:
NET INCOME	$12,253	$7,590	$3,941

Change in cumulative translation adjustments	(2,080)	1,777	503
Pension funded status adjustment, net of tax	(11,990)	8,450	(1,346)

TOTAL OTHER COMPREHENSIVE (LOSS) INCOME	(14,070)	10,227	(843)

COMPREHENSIVE (LOSS) INCOME	(1,817)	17,817	3,098
Comprehensive income attributed to non controlling interest	3,397	2,208	525

COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO STRATTEC SECURITY CORPORATION	$(5,214)	$15,609	$2,573

EARNINGS PER SHARE:
BASIC	$2.66	$1.65	$1.05

DILUTED	$2.64	$1.63	$1.04

AVERAGE SHARES OUTSTANDING:
BASIC	3,300	3,285	3,271
DILUTED	3,330	3,323	3,280

The accompanying Notes to Financial Statements are an integral part of these Consolidated Statements of Operations and Comprehensive (Loss) Income.

2012 STRATTEC Annual Report	27

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT SHARE AMOUNTS AND PER SHARE AMOUNTS)

	July 1, 2012	July 3, 2011
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$17,487	$17,250
Receivables, less allowance for doubtful accounts of $500 at July 1, 2012 and $400 July 3, 2011	44,496	39,649
Inventories, net	21,236	22,135
Customer tooling in progress, net	4,434	2,788
Deferred income taxes	5,219	4,026
Other current assets	8,419	8,554

Total current assets	101,291	94,402
DEFERRED INCOME TAXES	9,742	3,639
INVESTMENT IN JOINT VENTURES	8,139	7,276
LOAN TO JOINT VENTURE	—	1,500
OTHER LONG-TERM ASSETS	536	635
PROPERTY, PLANT AND EQUIPMENT, NET	46,330	40,636

	$166,038	$148,088

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$24,149	$22,851
Loans from related parties	—	1,850
Accrued liabilities:
Payroll and benefits	19,233	15,546
Environmental	1,436	1,478
Warranty	4,958	3,856
Income taxes	2,934	1,734
Other	4,263	3,673

Total current liabilities	56,973	50,988
COMMITMENTS AND CONTINGENCIES—see note on page 40

BORROWINGS UNDER CREDIT FACILITY	—	—
ACCRUED PENSION OBLIGATIONS	18,202	3,447
ACCRUED POSTRETIREMENT OBLIGATIONS	3,465	3,589
SHAREHOLDERS’ EQUITY:
Common stock, authorized 12,000,000 shares, $.01 par value, issued 6,932,457 shares at July 1, 2012 and 6,920,557 shares at July 3, 2011	69	69
Capital in excess of par value	80,621	79,767
Retained earnings	171,590	164,138
Accumulated other comprehensive loss	(35,757)	(21,750)
Less: Treasury stock at cost (3,628,673 shares at July 1, 2012 and 3,631,079 shares at July 3, 2011)	(135,971)	(136,009)

Total STRATTEC SECURITY CORPORATION shareholders’ equity	80,552	86,215
Non-controlling interest	6,846	3,849

Total shareholders’ equity	87,398	90,064

	$166,038	$148,088

The accompanying Notes to Financial Statements are an integral part of these Consolidated Balance Sheets.

2012 STRATTEC Annual Report	28

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Total	Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Non-controlling Interest
BALANCE June 28, 2009	$72,557	$69	$79,247	$159,285	$(31,094)	$(136,089)	$1,139

Net income	3,941	—	—	3,421	—	—	520
Translation adjustments	503	—	—	—	499	—	4
Pension and postretirement funded status adjustment, net of tax of $825	(1,346)	—	—	—	(1,346)	—	—
Share of premium on equity method ownership	(409)	—	(409)	—	—	—	—
Stock-based compensation and shortfall tax benefit	464	—	464	—	—	—	—
Stock Option Exercises	35	—	35	—	—	—	—
Employee stock purchases	44	—	2	—	—	42	—

BALANCE June 27, 2010	$75,789	$69	$79,339	$162,706	$(31,941)	$(136,047)	$1,663

Net income	7,590	—	—	5,418	—	—	2,172
Translation adjustments	1,777	—	—	—	1,741	—	36
Pension and postretirement funded status adjustment, net of tax of $5,178	8,450	—	—	—	8,450	—	—
Cash dividends declared ($1.20 per share)	(3,986)	—	—	(3,986)	—	—	—
Purchase of additional interest in Majority Owned Subsidiary	(22)	—	—	—	—	—	(22)
Stock-based compensation and shortfall tax benefit, including tax benefit on restricted stock dividends of $15	364	—	364	—	—	—	—
Stock Option Exercises	40	—	40	—	—	—	—
Employee stock purchases	62	—	24	—	—	38	—

BALANCE July 3, 2011	$90,064	$69	$79,767	$164,138	$(21,750)	$(136,009)	$3,849

Net income	12,253	—	—	8,793	—	—	3,460
Translation adjustments	(2,080)	—	—	—	(2,017)	—	(63)
Pension and postretirement funded status adjustment, net of tax of $7,348	(11,990)	—	—	—	(11,990)	—	—
Cash dividends declared ($0.40 per share)	(1,341)	—	—	(1,341)	—	—	—
Cash dividends paid to non-controlling interests of subsidiaries	(400)	—	—	—	—	—	(400)
Stock-based compensation and shortfall tax benefit, including tax benefit on restricted stock dividends of $7	806	—	806	—	—	—	—
Stock Option Exercises	33	—	33	—	—	—	—
Employee stock purchases	53	—	15	—	—	38	—

BALANCE July 1, 2012	$87,398	$69	$80,621	$171,590	$(35,757)	$(135,971)	$6,846

The accompanying Notes to Financial Statements are an integral part of these Consolidated Statements of Shareholders’ Equity.

2012 STRATTEC Annual Report	29

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

	Years Ended
	July 1, 2012	July 3, 2011	June 27, 2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$12,253	$7,590	$3,941
Adjustments to reconcile net income to net cash provided by operating activities:
Equity loss (earnings) in joint ventures	1,071	(1,246)	(1,008)
Depreciation and amortization	6,809	6,619	7,143
Foreign currency transaction (gain) loss	(1,369)	836	283
Unrealized loss (gain) on peso option contracts	640	(245)	—
Loss (gain) on disposition of property, plant and equipment	30	(6)	50
Deferred income taxes	54	(177)	3,428
Stock based compensation expense	825	621	468
Provision (recovery) for doubtful accounts	116	—	(421)
Impairment charge	—	—	223
Environmental reserve adjustment	—	—	(1,125)
Loss on curtailment of employee benefits	—	—	505
Change in operating assets and liabilities:
Receivables	(5,394)	(3,309)	(18,301)
Inventories	899	(5,049)	(497)
Other assets	(2,130)	(183)	3,181
Accounts payable and accrued liabilities	3,437	2,902	12,192
Other, net	—	18	3

Net cash provided by operating activities	17,241	8,371	10,065

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in joint ventures	(200)	(450)	(100)
Restricted cash	—	2,100	(2,100)
Loan to joint venture	—	—	(2,500)
Proceeds from repayment of loan to joint venture	—	—	1,000
Additions to property, plant and equipment	(13,558)	(9,531)	(6,903)
Purchase of additional interest in majority owned subsidiary	—	(22)	—
Proceeds received on sale of property, plant and equipment	19	111	21

Net cash used in investing activities	(13,739)	(7,792)	(10,582)

CASH FLOWS FROM FINANCING ACTIVITIES
Exercise of stock options and employee stock purchases	82	90	72
Excess tax benefits from stock-based compensation	4	12	9
Dividends paid to non-controlling interests of subsidiaries	(400)	—	—
Dividends paid	(1,341)	(3,989)	—
Repayment of loan from related parties	(1,850)	(1,150)	(225)

Net cash used in financing activities	(3,505)	(5,037)	(144)

FOREIGN CURRENCY IMPACT ON CASH	240	(159)	(236)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	237	(4,617)	(897)

CASH AND CASH EQUIVALENTS
Beginning of year	17,250	21,867	22,764

End of year	$17,487	$17,250	$21,867

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Income taxes paid (recovered)	$2,721	$1,394	$(2,963)
Interest paid—related parties	$115	$188	$250

The accompanying Notes to Financial Statements are an integral part of these Consolidated Statements of Cash Flows.

During the year ended July 1, 2012, a non-cash event was recorded whereby the outstanding loan to joint venture principal and accrued interest amounts of $1.5 million and $112,000, respectively, were terminated and converted into additional capital contributions in the joint venture investment.

2012 STRATTEC Annual Report	30

NOTES TO FINANCIAL STATEMENTS

ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

STRATTEC SECURITY CORPORATION designs, develops, manufactures and markets automotive access control products including mechanical locks and keys, electronically enhanced locks and keys, steering column and instrument panel ignition lock housings, latches, power sliding side door systems, power lift gate systems, power deck lid systems, door handles and related products for primarily North American automotive customers. We also supply global automotive manufacturers through a unique strategic relationship with WITTE Automotive of Velbert, Germany and ADAC Automotive of Grand Rapids, Michigan. Under this relationship, STRATTEC, WITTE and ADAC market our products to global customers under the “VAST” brand name (as more fully described herein). STRATTEC products are shipped to customer locations in the United States, Canada, Mexico, Europe, South America, Korea and China, and we provide full service and aftermarket support for our products.

The accompanying consolidated financial statements reflect the consolidated results of STRATTEC SECURITY CORPORATION, its wholly owned Mexican subsidiary, STRATTEC de Mexico, and its majority owned subsidiaries, ADAC-STRATTEC, LLC and STRATTEC POWER ACCESS LLC. STRATTEC SECURITY CORPORATION is located in Milwaukee, Wisconsin. STRATTEC de Mexico is located in Juarez, Mexico. ADAC-STRATTEC, LLC and STRATTEC POWER ACCESS LLC have operations in El Paso, Texas and Juarez, Mexico. Equity investments in Vehicle Access Systems Technology LLC (“VAST LLC”) for which we exercise significant influence but do not control and are not the primary beneficiary, are accounted for using the equity method. VAST LLC consists primarily of three wholly owned subsidiaries in China and one joint venture in Brazil. We have only one reporting segment.

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

Reclassifications and Other Adjustments: Certain reclassifications have been made to the 2010 Consolidated Statement of Cash Flows to conform to the 2011 and 2012 presentation. The reclassifications were made to correct the 2010 presentation of net income in the Consolidated Statements of Cash Flows to properly include net income attributable to non-controlling interest. The correction did not change previously reported net cash provided by operating activities.

Fiscal Year: Our fiscal year ends on the Sunday nearest June 30. The years ended July 1, 2012, July 3, 2011 and June 27, 2010 are comprised of 52, 53 and 52 weeks, respectively.

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

Derivative Instruments: We own and operate manufacturing operations in Mexico. As a result, a portion of our manufacturing costs are incurred in Mexican pesos, which causes our earnings and cash flows to fluctuate as a result of changes in the U.S. dollar / Mexican peso exchange rate. Beginning in January 2011, we entered into agreements with Bank of Montreal that provide for two weekly Mexican peso currency option contracts for a portion of our weekly estimated peso denominated operating costs. Current contracts with Bank of Montreal extend through June 28, 2013. The two weekly option contracts are for equivalent notional amounts. The contracts that were effective during fiscal 2011 and 2012 expired July 6, 2012, and provided for the purchase of Mexican pesos at a U.S. dollar / Mexican peso exchange rate of 11.85 if the spot rate at the weekly expiry date was below 11.85 or for the purchase of Mexican pesos at a U.S. dollar / Mexican peso exchange rate of 12.85 if the spot rate at the weekly expiry date was above 12.85. Additional contracts that are effective July 6, 2012 through June 28, 2013 provide for the purchase of Mexican pesos at an average U.S. dollar / Mexican peso exchange rate of 12.40 if the spot rate at the weekly expiry date is below an average of 12.40 or for the purchase of Mexican pesos at an average U.S. dollar / Mexican peso exchange rate of 13.40 if the spot rate at the weekly expiry date is above an average of 13.40. Our objective in entering into these currency option contracts is to minimize our earnings volatility resulting from changes in exchange rates affecting the U.S. dollar cost of our Mexican operations. The Mexican peso option contracts are not used for speculative purposes and are not designated as hedges. As a result, all currency option contracts are recognized in our accompanying consolidated financial statements at fair value and changes in the fair value of the currency option contracts are reported in current earnings as part of Other Income, net. The premiums to be paid and received under the weekly Mexican peso currency option contracts net to zero, and as a result, premiums related to the contracts did not impact our earnings.

2012 STRATTEC Annual Report	31

NOTES TO FINANCIAL STATEMENTS

The following table quantifies the outstanding Mexican peso currency option contracts as of July 1, 2012 (thousands of dollars, except average option contractual exchange rate):

	Effective Dates	Notional Amount	Average Option Contractual Exchange Rate	Fair Value
Buy MXP/Sell USD	July 2, 2012-July 6, 2012	$684	11.85	$—
Buy MXP/Sell USD	July 2, 2012-July 6, 2012	$684	12.85	$(26)
Buy MXP/Sell USD	July 6, 2012-June 28, 2013	$10,200	12.40	$80
Buy MXP/Sell USD	July 6, 2012-June 28, 2013	$10,200	13.40	$(449)

The fair market value of all outstanding Mexican peso option contracts in the accompanying Consolidated Balance Sheets was as follows (thousands of dollars):

	July 1, 2012	July 3, 2011
Not Designated as Hedging Instruments:
Other current assets:
Mexican peso option contracts	$—	$245
Other current liabilities:
Mexican peso option contracts	$(395)	$—

The pre-tax effects of the peso option contracts on the accompanying Consolidated Statements of Operations and Comprehensive (Loss) Income consisted of the following (thousands of dollars):

	Other Income, net
	July 1, 2012	July 3, 2011
Not Designated as Hedging Instruments:
Realized Gain	$18	$33
Realized (loss)	$(438)	$—
Unrealized (loss) gain	$(640)	$245

Fair Value of Financial Instruments: The fair value of our cash and cash equivalents, accounts receivable, accounts payable, and loans from and to related parties approximated book value as of July 1, 2012 and July 3, 2011. Fair Value is defined as the exchange price that would be received for an asset or paid for a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. There is an established fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable. Level 1—Quoted prices in active markets for identical assets or liabilities. These are typically obtained from real-time quotes for transactions in active exchange markets involving identical assets. Level 2—Inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly. These are typically obtained from readily-available pricing sources for comparable instruments. Level 3—Unobservable inputs, where there is little or no market activity for the asset or liability. These inputs reflect the reporting entity’s own assumptions of the data that market participants would use in pricing the asset or liability, based on the best information available in the circumstances. The following table summarizes our financial assets and liabilities measured at fair value on a recurring basis as of July 1, 2012 and July 3, 2011 (thousands of dollars):

	July 1, 2012				July 3, 2011
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Rabbi Trust Assets:
Stock Index Funds:
Small Cap	$209	$—	$—	$209	$306	$—	$—	$306
Mid Cap	206	—	—	206	294	—	—	294
Large Cap	640	—	—	640	776	—	—	776
U.S. Treasury Securities	2,512	—	—	2,512	2,601	—	—	2,601
Cash and Cash Equivalents	806	—	—	806	372	—	—	372
Mexican peso option contracts	—	80	—	80	—	414	—	414

Total assets at fair value	$4,373	$80	$—	$4,453	$4,349	$414	$—	$4,763

Liabilities:
Mexican peso option contracts	$—	$475	$—	$475	$—	$169	$—	$169

2012 STRATTEC Annual Report	32

NOTES TO FINANCIAL STATEMENTS

The Rabbi Trust assets fund our supplemental executive retirement plan and are included in Other Current Assets in the accompanying Consolidated Balance Sheets. The Rabbi Trust assets are classified as Level 1 assets. Refer to discussion of Mexican peso option contracts under Derivative Instruments above. The fair value of the Mexican Peso option contracts are based on an option pricing model that considers the remaining term, current exchange rate and volatility of the underlying foreign currency base. There were no transfers between Level 1 and Level 2 assets during 2012.

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

	Balance, Beginning of Year	Provision (Recovery) for Doubtful Accounts	Net (Write-Offs) Recoveries	Balance, End of Year
Year ended July 1, 2012	$400	$116	$(16)	$500
Year ended July 3, 2011	$400	$—	$—	$400
Year ended June 27, 2010	$750	$(421)	$71	$400

Inventories: Inventories are comprised of material, direct labor and manufacturing overhead, and are stated at the lower of cost or market using the first-in, first-out (“FIFO”) cost method of accounting. Inventories consist of the following (thousands of dollars):

	July 1, 2012	July 3, 2011
Finished products	$5,313	$5,899
Work in process	5,659	5,557
Purchased materials	11,564	11,879

	22,536	23,335
Excess and obsolete reserve	(1,300)	(1,200)

Inventories, net	$21,236	$22,135

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

	Balance, Beginning of Year	Provision Charged to Expense	Amounts Written Off	Balance, End of Year
Year ended July 1, 2012	$1,200	$385	$285	$1,300
Year ended July 3, 2011	$1,418	$334	$552	$1,200
Year ended June 27, 2010	$975	$643	$200	$1,418

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

2012 STRATTEC Annual Report	33

NOTES TO FINANCIAL STATEMENTS

Repair and Maintenance Supply Parts: We maintain an inventory of repair and maintenance supply parts in support of operations. This inventory includes critical repair parts for all production equipment as well as general maintenance items. The inventory of critical repair parts is required to avoid disruptions in our customers’ just-in-time production schedules due to a lack of spare parts when equipment break-downs occur. All required critical repair parts are on hand when the related production equipment is placed in service and maintained to satisfy the customer model life production and service requirements, which may be 12 to 15 years. As repair parts are used, additional repair parts are purchased to maintain a minimum level of spare parts inventory. Depending on maintenance requirements during the life of the equipment, excess quantities of repair parts arise. Excess quantities are kept on hand and are not disposed of until the equipment is no longer in service. A repair and maintenance supply parts reserve is maintained to recognize the normal adjustment of inventory for obsolete and slow moving supply and maintenance parts. The adequacy of the reserve is reviewed periodically in relation to the repair parts inventory balances. The gross balance of the repair and maintenance supply parts inventory was approximately $1.9 million at July 1, 2012 and $2.1 million at July 3, 2011. The repair and maintenance supply parts inventory balance is included in Other Current Assets in the accompanying Consolidated Balance Sheets. The activity related to the repair and maintenance supply parts reserve is as follows (thousands of dollars):

	Balance, Beginning of Year	Provision Charged to Expense	Amounts Written Off	Balance, End of Year

Year ended July 1, 2012	$695	$200	$395	$500
Year ended July 3, 2011	$680	$78	$63	$695
Year ended June 27, 2010	$630	$78	$28	$680

Goodwill and Other Intangibles: Based upon the annual goodwill impairment review completed during 2010, we determined that goodwill related to STRATTEC POWER ACCESS LLC, which resulted from the purchase of the Delphi Power Products business in 2009, was impaired. Accordingly, a non-cash impairment charge of $223,000 was recognized in 2010 to write-off the related goodwill amount.

Intangible assets that have defined useful lives acquired in the purchase of the Delphi Power Products business in 2009 consist of patents, engineering drawings and software. The carrying value and accumulated amortization were as follows (thousands of dollars):

	July 1, 2012	July 3, 2011
Patents, engineering drawings and software	$890	$890
Less: accumulated amortization	(354)	(255)

	$536	$635

The remaining useful life of the intangible assets in the table above is approximately 5.4 years. Intangible amortization expense was $99,000 for each of the years ended July 1, 2012, July 3, 2011 and June 27, 2010. Estimated intangible amortization expense for each of the next five fiscal years is $99,000.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets as follows:

Classification	Expected Useful Lives
Land improvements	20 years
Buildings and improvements	20 to 35 years
Machinery and equipment	3 to 10 years

Property, plant and equipment consist of the following (thousands of dollars):

	July 1, 2012	July 3, 2011
Land and improvements	$2,809	$3,078
Buildings and improvements	18,522	18,983
Machinery and equipment	130,683	119,303

	152,014	141,364
Less: accumulated depreciation	(105,684)	(100,728)

	$46,330	$40,636

2012 STRATTEC Annual Report	34

NOTES TO FINANCIAL STATEMENTS

Depreciation expense for the years ended July 1, 2012, July 3, 2011 and June 27, 2010 totaled approximately $6.7 million, $6.5 million and $7.0 million, respectively.

The gross and net book value of property, plant and equipment located outside of the United States, primarily in Mexico, were as follows (thousands of dollars):

	July 1, 2012	July 3, 2011
Gross book value	$62,497	$58,902
Net book value	$20,434	$19,360

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment recognized is measured by the excess of the carrying amount of the asset over the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less estimated costs to sell. There were no impairments recorded in the years ended July 1, 2012, July 3, 2011 or June 27, 2010.

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

Supplier Concentrations: The following inventory purchases were made from major suppliers during each fiscal year noted:

Fiscal Year	Percentage of Inventory Purchases	Number of Suppliers
2012	41%	14
2011	40%	11
2010	34%	8

We have long-term contracts or arrangements with most of our suppliers to guarantee the availability of raw materials and component parts.

Labor Concentrations: We had approximately 2,507 full-time associates of which approximately 217 or 8.7 percent were represented by a labor union at July 1, 2012. The associates represented by a labor union account for all production associates at our Milwaukee facility. The current contract with the unionized associates is effective through June 29, 2014.

Revenue Recognition: Revenue is recognized upon the shipment of products, which is when title passes, payment terms are final, we have no remaining obligations and the customer is required to pay. Revenue is recognized net of estimated returns and discounts, which is recognized as a deduction from revenue at the time of the shipment.

Research and Development Costs: Expenditures relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. Research and development expenditures were approximately $1.2 million in 2012, $1.5 million in 2011, and $900,000 in 2010.

Other Income, Net: Net other income included in the accompanying Consolidated Statements of Operations and Comprehensive (Loss) Income primarily includes foreign currency transaction gains and losses, realized and unrealized gains and losses on Mexican peso option contracts and Rabbi Trust gains. Foreign currency transaction gains and losses are the result of foreign currency transactions entered into by our Mexican subsidiaries and fluctuations in foreign currency cash balances. We entered into the Mexican peso currency option contracts to minimize earnings volatility resulting from changes in exchange rates affecting the U.S. dollar cost of our Mexican operations. The Rabbi Trust funds our supplemental executive retirement plan. The investments held in the Trust are considered trading securities. The impact of these items for the periods presented is as follows (thousands of dollars):

	Years Ended
	July 1, 2012	July 3, 2011	June 27, 2010
Foreign currency transaction gain (loss)	$1,369	$(836)	$(283)
Rabbi Trust gain	24	384	431
Unrealized (loss) gain on Mexican peso option contracts	(640)	245	—
Realized (loss) gain on Mexican peso option contracts	(420)	33	—
Other	249	394	164

	$582	$220	$312

2012 STRATTEC Annual Report	35

NOTES TO FINANCIAL STATEMENTS

Self Insurance Plans: We have self-insured medical and dental plans covering all eligible U.S. associates. The claims handling process for the self-insured plans are managed by a third party administrator. Stop-loss insurance coverage limits our liability on a per individual per calendar year basis. The per individual per calendar year stop-loss limit was $150,000 in each calendar year 2009 through 2012. Prior to January 1, 2011, each covered individual could receive up to $2 million in total benefits during his or her lifetime. Effective January 1, 2011, under Health Care Reform, there is no lifetime maximum for overall benefits.

The expected ultimate cost for claims incurred under the self-insured medical and dental plans as of the balance sheet date is not discounted and is recognized as an expense. The expected ultimate cost of claims is estimated based upon the aggregate liability for reported claims and an estimated liability for claims incurred but not reported, which is based on analysis of historical data, current trends and information available from the insurance carrier. The expected ultimate cost for claims incurred under the self-insured medical and dental plans that has not been paid as of the balance sheet date is included in the accrued payroll and benefits liabilities amount in our accompanying Consolidated Balance Sheets.

Changes in the balance sheet amounts for self-insured plans are as follows (thousands of dollars):

	Balance, Beginning of Year	Provision Charged to Expense	Payments	Balance, End of Year
Year ended July 1, 2012	$320	$4,148	$4,148	$320
Year ended July 3, 2011	$320	$3,077	$3,077	$320
Year ended June 27, 2010	$300	$3,041	$3,021	$320

Warranty Reserve: We have a warranty liability recorded related to our exposure to warranty claims in the event our products fail to perform as expected, and we may be required to participate in the repair costs incurred by our customers for such products. The recorded warranty liability balance involves judgment and estimates. Our liability estimate is based on an analysis of historical warranty data as well as current trends and information, including our customers’ recent extension of their warranty programs. Recently, our largest customers have extended their warranty protection for their vehicles and have since demanded higher warranty cost sharing arrangements from their suppliers, including STRATTEC. As a result of these actions, during 2012, 2011 and 2010 we increased our provision to cover these exposures. Moreover, in 2011, the warranty provision was increased by $1.15 million as a result of our share of the cost associated with a customer’s specific warranty claim involving our product. As of July 1, 2012, $205,000 of the $1.15 million has been paid and the remaining balance of $895,000 remains accrued.

Changes in the warranty reserve are as follows (thousands of dollars):

	Balance, Beginning of Year	Provision Charged to Expense	Payments	Balance, End of Year
Year ended July 1, 2012	$3,856	$2,050	$948	$4,958
Year ended July 3, 2011	$1,718	$2,807	$669	$3,856
Year ended June 27, 2010	$221	$2,560	$1,063	$1,718

Foreign Currency Translation: The financial statements of our foreign subsidiaries and equity investees are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and the average exchange rate for each applicable period for sales, costs and expenses. Foreign currency translation adjustments are included as a component of other accumulated comprehensive loss. Foreign currency transaction gains and losses are included in other income, net in the accompanying Consolidated Statement of Operations and Comprehensive (Loss) Income.

Accumulated Other Comprehensive Loss: Accumulated other comprehensive loss is comprised of the following (thousands of dollars):

	July 1, 2012	July 3, 2011	June 27, 2010
Unrecognized pension and postretirement benefit liabilities, net of tax	$31,762	$19,772	$28,222
Foreign currency translation	3,995	1,978	3,719

	$35,757	$21,750	$31,941

Deferred taxes have not been provided for the foreign currency translation adjustments.

2012 STRATTEC Annual Report	36

NOTES TO FINANCIAL STATEMENTS

Accounting For Stock-Based Compensation: We maintain an omnibus stock incentive plan. This plan provides for the granting of stock options, shares of restricted stock and stock appreciation rights. The Board of Directors has designated 1,700,000 shares of common stock available for the grant of awards under the plan. Remaining shares available to be granted under the plan as of July 1, 2012 were 170,743. Awards that expire or are cancelled without delivery of shares become available for re-issuance under the plan. We issue new shares of common stock to satisfy stock option exercises.

Nonqualified and incentive stock options and shares of restricted stock have been granted to our officers, outside directors and specified associates under the stock incentive plan. Stock options granted under the plan may not be issued with an exercise price less than the fair market value of the common stock on the date the option is granted. Stock options become exercisable as determined at the date of grant by the Compensation Committee of our Board of Directors. The options expire 5 to 10 years after the grant date unless an earlier expiration date is set at the time of grant. The options vest 1 to 4 years after the date of grant. Shares of restricted stock granted under the plan are subject to vesting criteria determined by the Compensation Committee of our Board of Directors at the time the shares are granted and have a minimum vesting period of three years from the date of grant. Restricted shares granted have voting and dividend rights, regardless of whether the shares are vested or unvested. The restricted stock grants issued to date vest 3 years after the date of grant.

The fair value of each stock option grant was estimated as of the date of grant using the Black-Scholes pricing model. The resulting compensation cost for fixed awards with graded vesting schedules is amortized on a straight-line basis over the vesting period for the entire award. The expected term of awards granted is determined based on historical experience with similar awards, giving consideration to the contractual terms and vesting schedules. The expected volatility is determined based on our historical stock prices over the most recent period commensurate with the expected term of the award. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term commensurate with the expected term of the award. Expected pre-vesting option forfeitures are based primarily on historical data. The fair value of each restricted stock grant was based on the market price of the underlying common stock as of the date of grant. The resulting compensation cost is amortized on a straight line basis over the vesting period. We record stock based compensation only for those awards that are expected to vest.

As of July 1, 2012, there was $695,000 of total unrecognized compensation cost related to stock options granted under the plan. This cost is expected to be recognized over a weighted average period of 10 months. As of July 1, 2012, there was $466,000 of total unrecognized compensation cost related to unvested restricted stock grants outstanding under the plan. This cost is expected to be recognized over a weighted average period of 11 months. Total unrecognized compensation cost will be adjusted for any future changes in estimated and actual forfeitures.

Cash received from option exercises was $28,000 in 2012 and 2011. The related income tax benefit was $9,000 in 2012 and $18,000 in 2011, respectively.

The intrinsic value of stock options exercised and the fair value of stock options vested are as follows (in thousands of dollars):

	Years Ended
	July 1, 2012	July 3, 2011	June 27, 2010
Intrinsic value of options exercised	$26	$44	$35
Fair value of stock options vested	$268	$293	$114

The grant date fair values and assumptions used to determine compensation expense in 2012, 2011 and 2010 are as follows:

Options Granted During	2012	2011	2010
Weighted average grant date fair value:
Options issued at grant date market value	n/a	n/a	$8.95
Options issued above grant date market value	$10.29	$7.48	n/a
Assumptions:
Risk free interest rates	1.23%	1.08%	3.14%
Expected volatility	59.88%	59.89%	49.73%
Expected dividend yield	1.74%	1.54%	—
Expected term (in years)	6.0	4.0	6.0

No dividends were assumed in the grant date fair value calculations in 2010 as we did not intend to pay cash dividends on our common stock as of the grant date.

2012 STRATTEC Annual Report	37

NOTES TO FINANCIAL STATEMENTS

The range of options outstanding as of July 1, 2012 was as follows:

	Number of Options Outstanding/Exercisable	Weighted Average Exercise Price Outstanding/Exercisable	Weighted Average Remaining Contractual Life Outstanding (In Years)
$10.92-$26.53	244,800/104,700	$17.93/$14.33	6.7
$44.93-$63.25	88,000/88,000	$56.72/$56.72	1.6

		$28.19/$33.69

INVESTMENT IN JOINT VENTURES

We participate in certain Alliance Agreements with WITTE Automotive (“WITTE”) and ADAC Automotive (“ADAC”). WITTE, of Velbert, Germany, is a privately held automotive supplier. WITTE designs, manufactures and markets automotive components, including locks and keys, hood latches, rear compartment latches, seat back latches, door handles and specialty fasteners. WITTE’s primary market for these products has been Europe. ADAC, of Grand Rapids, Michigan, is a privately held automotive supplier and manufactures engineered products, including door handles and other automotive trim parts, utilizing plastic injection molding, automated painting and various assembly processes.

The Alliance agreements include a set of cross-licensing agreements for the manufacture, distribution and sale of WITTE products by STRATTEC and ADAC in North America, and the manufacture, distribution and sale of STRATTEC and ADAC products by WITTE in Europe. Additionally, a joint venture company, Vehicle Access Systems Technology LLC (“VAST LLC”), in which WITTE, STRATTEC and ADAC each hold a one-third interest, exists to seek opportunities to manufacture and sell the companies’ products in areas of the world outside of North America and Europe.

VAST do Brasil, a joint venture between VAST LLC and Ifer do Brasil Ltda., services customers in South America. VAST Fuzhou, VAST Great Shanghai and VAST China Co. (collectively known as VAST China), provide a base of operations to service our automotive customers in the Asian market. Effective November 20, 2009, VAST LLC purchased the 40 percent non-controlling interest owned by its former partners in the joint ventures in China. VAST LLC also maintains branch offices in South Korea and Japan in support of customer sales and engineering requirements.

The VAST LLC investments are accounted for using the equity method of accounting. The activities related to the VAST LLC joint ventures resulted in equity loss of joint ventures to STRATTEC of approximately $1.1 million during 2012, and equity earnings of joint ventures to STRATTEC of approximately $1.2 million during 2011 and $1.0 million during 2010. During 2012 our joint ventures in China and Brazil both incurred relocation costs associated with moves to new facilities and start-up costs associated with a new product line. Both of these items resulted in STRATTEC incurring an equity loss from joint ventures in 2012 compared to 2011 in which STRATTEC had equity earnings from joint ventures. We anticipate these transition costs and related losses to continue during our 2013 fiscal year relating to our VAST China operations. In addition, the 2012 equity loss also included a goodwill impairment charge relating to VAST China. STRATTEC’s portion amounted to $284,000. During 2012, cash capital contributions totaling $600,000 were made to VAST LLC in support of general operating expenses. STRATTEC’s portion of the cash capital contributions totaled $200,000. During 2011, cash capital contributions totaling $1,350,000 were made to VAST LLC in support of general operating expenses. STRATTEC’s portion of the cash capital contributions totaled $450,000.

In fiscal year 2007, we entered into a joint venture with ADAC forming ADAC-STRATTEC LLC, a Delaware limited liability company. The joint venture was created to establish injection molding and door handle assembly operations in Mexico. STRATTEC originally held a 50.1 percent interest in ADAC-STRATTEC LLC. Effective June 28, 2010, STRATTEC purchased an additional .9 percent interest from ADAC and now owns 51 percent. A Mexican entity, ADAC-STRATTEC de Mexico, exists and is wholly owned by ADAC-STRATTEC LLC. ADAC-STRATTEC LLC’s financial results are consolidated with the financial results of STRATTEC and resulted in increased net income to STRATTEC of approximately $1.7 million in 2012, approximately $910,000 in 2011, and approximately $114,000 in 2010.

Effective November 30, 2008, STRATTEC established a new entity, STRATTEC POWER ACCESS LLC (“SPA”), which is 80 percent owned by STRATTEC and 20 percent owned by WITTE. SPA operates the North American portion of the Power Products business which was acquired from Delphi Corporation. The financial results of SPA are consolidated with the financial results of STRATTEC and resulted in increased net income to STRATTEC of approximately $2.6 million in 2012, approximately $2.5 million in 2011, and approximately $545,000 in 2010.

2012 STRATTEC Annual Report	38

NOTES TO FINANCIAL STATEMENTS

EQUITY (LOSS) EARNINGS OF JOINT VENTURE

As discussed under Investment in Joint Ventures, we hold a one-third interest in VAST LLC, for which we exercise significant influence but do not control and are not the primary beneficiary. Our investment in VAST LLC is accounted for using the equity method. The following are summarized statements of operations and summarized balance sheet data for VAST LLC (thousands of dollars):

	Years Ended
	July 1, 2012	July 3, 2011	June 27, 2010
Net sales	$76,373	$78,002	$67,711
Cost of goods sold	65,211	63,286	53,844

Gross profit	11,162	14,716	13,867
Engineering, selling and administrative expense	14,930	9,527	8,675

(Loss) income from operations	(3,768)	5,189	5,192
Other income (expense), net	246	(247)	(620)

(Loss) income before provision for Income taxes	(3,522)	4,942	4,572
(Benefit) provision for income taxes	(297)	1,202	1,035

Net (loss) income	(3,225)	3,740	3,537
Net income attributable to non-controlling interest	—	—	(537)

Net (loss) income attributable to VAST LLC	$(3,225)	$3,740	$3,000

STRATTEC’s share of VAST LLC net (loss) income	$(1,075)	$1,247	$1,000
Intercompany profit eliminations	4	(1)	8

STRATTEC’s equity (loss) earnings of joint ventures	$(1,071)	$1,246	$1,008

	July 1, 2012	July 3, 2011
Cash and cash equivalents	$5,622	$6,658
Receivables, net	16,025	15,267
Inventories, net	17,756	13,084
Other current assets	10,207	7,153

Total current assets	49,610	42,162
Property, plant and equipment, net	20,753	13,278
Other long-term assets	3,585	3,136

Total assets	$73,948	$58,576

Current liabilities	$37,843	$35,802
Long-term liabilities	11,381	626

Total liabilities	$49,224	$36,428

Net assets	$24,724	$22,148

STRATTEC’s share of net assets	$8,241	$7,383

LOANS TO/FROM RELATED PARTIES

Effective November 30, 2009, VAST LLC purchased the 40 percent non-controlling interest owned by its former partners in the joint ventures in China. Initially, a loan of $2.5 million was made to VAST LLC by each partner, STRATTEC, WITTE and ADAC, to fund a portion of the purchase price. In December 2009, $1 million of each partner’s loan balance was repaid. During 2012, each partner’s outstanding principal and accrued interest balance of $1.5 million and $112,000, respectively, were terminated and converted to additional capital contributions by each partner in VAST LLC.

At July 3, 2011, loans from related parties (ADAC and WITTE) totaled $1.9 million and consisted of loans to ADAC-STRATTEC LLC and STRATTEC POWER ACCESS LLC to fund working capital requirements of these entities. All related party loans were repaid during fiscal 2012. Working capital loans to these entities were made by each partner based on each partner’s ownership percentage in the entity. The weighted average interest rate on these loans was approximately 7.6 percent in 2012 and 7.3 percent in 2011.

2012 STRATTEC Annual Report	39

NOTES TO FINANCIAL STATEMENTS

CREDIT FACILITIES AND GUARANTEES

As of July 1, 2012, STRATTEC had a $25 million secured revolving credit facility (the “STRATTEC Credit Facility”) with BMO Harris Bank N.A. The STRATTEC Credit Facility expires August 1, 2014. As of July 1, 2012, ADAC-STRATTEC LLC had a $5 million secured revolving credit facility (the “ADAC-STRATTEC Credit Facility”) with BMO Harris Bank N.A, which is guaranteed by STRATTEC. The ADAC-STRATTEC Credit Facility expires June 28, 2015. Any borrowings under the credit facilities will be secured by our U.S. cash balances, accounts receivable, inventory and property. Interest on borrowings under these credit facilities is at varying rates based, at our option, on the London Interbank Offering Rate plus 1.0 to 1.75 percent or the bank’s prime rate. Both credit facilities contain a restrictive financial covenant that requires the maintenance of a minimum net worth level. The ADAC-STRATTEC credit facility includes an additional restrictive financial covenant that requires the maintenance of a minimum level for its fixed charge coverage ratio. There were no outstanding borrowings under either Credit Facility at July 1, 2012 or July 3, 2011. There were no borrowings under any third party debt facilities during 2012, 2011 or 2010. We believe that the credit facilities are adequate, along with existing cash balances and cash flow from operations, to meet our anticipated capital expenditure, working capital, dividend and operating expenditure requirements.

COMMITMENTS AND CONTINGENCIES

In 1995, we recorded a provision of $3 million for estimated costs to remediate an environmental contamination site at our Milwaukee facility. The site was contaminated by a solvent spill, which occurred in 1985, from a former above ground solvent storage tank located on the east side of the facility. The reserve was originally established based on third party estimates to adequately cover the cost for active remediation of the contamination. Due to changing technology and related costs associated with active remediation of the contamination, an updated analysis and estimate was obtained during fiscal 2010. As a result of this analysis, the reserve was reduced by approximately $1.1 million, to $1.5 million in 2010, to reflect the revised monitoring and remediation cost estimate. From 1995 through July 1, 2012, costs of approximately $440,000 have been incurred related to the installation of monitoring wells on the property and ongoing monitoring costs. We continue to monitor and evaluate the site with the use of groundwater monitoring wells that are installed on the property. An environmental consultant samples these wells one or two times a year to determine the status of the contamination and the potential for remediation of the contamination by natural attenuation, the dissipation of the contamination over time to concentrations below applicable standards. If such sampling evidences a sufficient degree of and trend toward natural attenuation of the contamination, we may be able to obtain a closure letter from the regulatory authorities resolving the issue without the need for active remediation. If a sufficient degree and trend toward natural attenuation is not evidenced by sampling, a more active form of remediation beyond natural attenuation may be required. The sampling has not yet satisfied all of the requirements for closure by natural attenuation. As a result, sampling continues and the reserve remains at an amount to reflect the estimated cost of active remediation. The reserve is not measured on a discounted basis. We believe, based on findings-to-date and known environmental regulations, that the environmental reserve of $1.4 million at July 1, 2012, is adequate.

At July 1, 2012, we had purchase commitments for zinc, aluminum, other purchased parts and natural gas totaling approximately $10.3 million payable in 2013, $9.8 million payable in 2014, $6.5 million payable in 2015 and $706,000 payable in 2016. Minimum rental commitments under all non-cancelable operating leases with a term in excess of one year are payable as follows: 2013-$552,000; 2014-$527,000; 2015-$303,000. Rental expense under all non-cancelable operating leases totaled approximately $723,000 in 2012, $783,000 in 2011 and $553,000 in 2010.

INCOME TAXES

The provision (benefit) for income taxes consists of the following (thousands of dollars):

	2012	2011	2010
Currently payable (refundable):
Federal	$2,116	$1,181	$(2,745)
State	219	167	230
Foreign	1,200	1,369	753

	3,535	2,717	(1,762)
Deferred tax provision (benefit)	54	(177)	3,428

	$3,589	$2,540	$1,666

2012 STRATTEC Annual Report	40

NOTES TO FINANCIAL STATEMENTS

The items accounting for the difference between income taxes computed at the Federal statutory tax rate and the provision for income taxes are as follows:

	2012	2011	2010
U.S. statutory rate	34.1%	34.0%	34.0%
State taxes, net of Federal tax benefit	(.1)	0.4	4.1
Foreign subsidiaries	(3.7)	(1.9)	(4.1)
Non-controlling interest	(7.3)	(7.2)	(3.5)
Valuation allowance	—	0.5	2.8
Other	(0.3)	(0.7)	(3.6)

	22.7%	25.1%	29.7%

The components of deferred tax assets and (liabilities) are as follows (thousands of dollars):

	July 1, 2012	July 3, 2011
Deferred income taxes-current:
Repair and maintenance supply parts reserve	$190	$264
Payroll-related accruals	1,589	1,504
Environmental reserve	546	562
Inventory Reserve	437	401
Allowance for Doubtful Accounts	190	152
Accrued Warranty	1,663	1,169
Method change for inventory valuation	—	(460)
Other	781	588

	5,396	4,180
Valuation allowance	(177)	(154)

	$5,219	$4,026

Deferred income taxes-noncurrent:
Accrued pension obligations	$(9,482)	$(9,080)
Unrecognized pension and postretirement benefit plan liabilities	19,467	12,118
Accumulated depreciation	(3,023)	(1,968)
Stock-based compensation	842	693
Postretirement obligations	728	1,153
NOL/credit carry-forwards	153	216
Other	1,057	562

	9,742	3,694
Valuation allowance	—	(55)

	$9,742	$3,639

Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax basis and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered.

State operating loss and credit carry-forwards at July 1, 2012 result in future benefits of approximately $196,000. These operating loss carry-forwards expire starting 2013 through 2024. A valuation allowance of $177,000 has been recorded as of July 1, 2012 due to our assessment of the future realization of certain state operating loss carry-forwards and capital loss carry-forward benefits. Due to the change in certain state tax laws, existing state loss carry-forwards will not be able to be utilized after the date of the tax law change. We do not currently anticipate having sufficient future capital gains to offset the capital losses. We believe that it is more likely than not that the results of future operations will generate sufficient taxable income and foreign source income to realize the remaining deferred tax assets.

Foreign income before the provision for income taxes was $5.3 million in 2012, $3.6 million in 2011 and $2.9 million in 2010. No provision for Federal income taxes was made on earnings of foreign subsidiaries and joint ventures that are considered permanently invested or that would be offset by foreign tax credits upon distribution. Such undistributed earnings at July 1, 2012 were approximately $8.7 million.

The total liability for unrecognized tax benefits was $1.7 million as of July 1, 2012 and July 3, 2011. This liability includes approximately $1.5 million of unrecognized tax benefits at July 1, 2012 and $1.5 million at July 3, 2011 and approximately $187,000 of accrued interest at July 1, 2012 and $151,000 at July 3, 2011. This liability does not include an amount for accrued penalties. The amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was approximately $1.2 million at July 1, 2012 and $1.1 million at July 3, 2011. We recognize interest and penalties related to unrecognized tax benefits in the provision for income taxes.

2012 STRATTEC Annual Report	41

NOTES TO FINANCIAL STATEMENTS

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows for the years ended July 1, 2012 and July 3, 2011 (thousands of dollars):

	Year Ended
	July 1, 2012	July 3, 2011
Unrecognized tax benefits, beginning of year	$1,500	$1,125
Gross increases—tax positions in prior years	—	26
Gross decreases—tax positions in prior years	(2)	—
Gross increases—current period tax positions	43	349
Tax Years Closed	—	—

Unrecognized tax benefits, end of year	$1,541	$1,500

We or one of our subsidiaries files income tax returns in the United States (Federal), Wisconsin (state), Michigan (state) and various other states, Mexico and other foreign jurisdictions. Tax years open to examination by tax authorities under the statute of limitations include fiscal 2006 through 2012 for Federal, fiscal 2008 through 2012 for most states and calendar 2007 through 2011 for foreign jurisdictions. It is reasonably possible that certain unrecognized tax benefits may either be settled with taxing authorities or the statutes of limitations for these unrecognized tax benefits may lapse within the next 12 months, causing our gross unrecognized tax benefits to decrease by a range of zero to $616,000. Over the next 12 months, we anticipate taking uncertain tax positions on various tax returns for which the related tax benefit does not meet the recognition threshold. Accordingly, our gross unrecognized tax benefits may increase by a range of zero to $350,000 over the next 12 months for uncertain tax positions expected to be taken in future tax filings.

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

We have a noncontributory supplemental executive retirement plan (“SERP”), which is a nonqualified defined benefit plan. The SERP will pay supplemental pension benefits to certain key associates upon retirement based upon the associates’ years of service and compensation. The SERP is being funded through a Rabbi Trust with M&I Trust Company. The trust assets had a value of $4.4 million at July 1, 2012 and $4.3 million at July 3, 2011. The Rabbi Trust assets are included in other current assets in the accompanying Consolidated Balance Sheets. The projected benefit obligation was $7.2 million at July 1, 2012 and $4.7 million at July 3, 2011. The SERP liabilities are included in the pension tables below. However, the trust assets are excluded from the table as they do not qualify as plan assets.

We also sponsor a postretirement health care plan for all U.S. associates hired prior to June 1, 2001. The expected cost of retiree health care benefits is recognized during the years the associates who are covered under the plan render service. Effective January 1, 2010, an amendment to the postretirement health care plan limited the benefit for future eligible retirees to $4,000 per plan year and is subject to a maximum five year coverage period based on the associate’s retirement date and age. The postretirement health care plan is unfunded.

Amounts included in accumulated other comprehensive loss, net of tax, at July 1, 2012, which have not yet been recognized in net periodic benefit cost are as follows (thousands of dollars):

	Pension and SERP Benefits	Postretirement Benefits
Prior service cost (credit)	$44	$(3,136)
Net actuarial loss	30,132	4,722

	$30,176	$1,586

Included in accumulated other comprehensive loss at July 1, 2012 are prior service costs of $12,000 ($7,000 net of tax) and unrecognized net actuarial losses of $4.5 million ($2.8 million net of tax) which are expected to be recognized in pension and SERP net periodic benefit cost during fiscal 2013.

Included in accumulated other comprehensive loss at July 1, 2012 are prior service credits of $764,000 ($474,000 net of tax) and unrecognized net actuarial losses of $898,000 ($557,000 net of tax) which are expected to be recognized in postretirement net periodic benefit cost during fiscal 2013.

The following tables summarize the pension, SERP and postretirement plans’ income and expense, funded status and actuarial assumptions for the years indicated (thousands of dollars). We use a June 30 measurement date for our pension and postretirement plans.

2012 STRATTEC Annual Report	42

NOTES TO FINANCIAL STATEMENTS

	Pension and SERP Benefits			Postretirement Benefits
	2012	2011	2010	2012	2011	2010
COMPONENTS OF NET PERIODIC BENEFIT COST:
Service cost	$150	$70	$1,006	$11	$10	$124
Interest cost	4,784	4,692	5,047	227	275	701
Expected return on plan assets	(6,411)	(6,445)	(6,351)	—	—	—
Amortization of prior service cost (credit)	12	12	45	(764)	(764)	(388)
Amortization of unrecognized net loss	2,414	2,504	727	673	645	685

Net periodic benefit cost	949	833	474	147	166	1,122
Curtailment loss	—	—	505	—	—	—

Net benefit cost	$949	$833	$979	$147	$166	$1,122

	Pension and SERP Benefits		Postretirement Benefits
	July 1, 2012	July 3, 2011	July 1, 2012	July 3, 2011
WEIGHTED-AVERAGE ASSUMPTIONS
Benefit Obligations:
Discount rate	4.56%	5.57%	4.56%	5.57%
Expected return on plan assets	7.5%	7.8%	n/a	n/a
Rate of compensation increases—SERP	3.0%	3.0%	n/a	n/a
Net Periodic Benefit Cost:
Discount rate	5.57%	5.41%	5.57%	5.41%
Expected return on plan assets	7.8%	8.0%	n/a	n/a
Rate of compensation increases—SERP	3.0%	3.0%	n/a	n/a

	2012	2011	2012	2011
CHANGE IN PROJECTED BENEFIT OBLIGATION:
Benefit obligation at beginning of year	$89,609	$90,402	$4,586	$5,642
Service cost	150	70	11	10
Interest cost	4,784	4,692	227	275
Actuarial loss (gain)	12,663	(1,829)	917	134
Benefits paid	(3,823)	(3,726)	(1,266)	(1,475)

Benefit obligation at end of year	$103,383	$89,609	$4,475	$4,586

CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of year	$83,023	$68,768	$—	$—
Actual return on plan assets	(1,683)	15,981	—	—
Employer contribution	2,000	2,000	1,266	1,475
Benefits paid	(3,823)	(3,726)	(1,266)	(1,475)

Fair value of plan assets at end of year	79,517	83,023	—	—

Funded status-accrued benefit obligations	$(23,866)	$(6,586)	$(4,475)	$(4,586)

AMOUNTS RECOGNIZED IN CONSOLIDATED BALANCE SHEETS:
Accrued payroll and benefits (current liabilities)	$(5,664)	$(3,139)	$(1,010)	$(997)
Accrued benefit obligations (long-term liabilities)	(18,202)	(3,447)	(3,465)	(3,589)

Net amount recognized	$(23,866)	$(6,586)	$(4,475)	$(4,586)

CHANGES IN PLAN ASSETS AND BENEFIT OBLIGATIONS RECOGNIZED IN OTHER COMPREHENSIVE INCOME:
Net benefit cost	$949	$833	$147	$166

Net actuarial loss (gain)	20,756	(11,365)	917	134
Amortization of prior service (cost) credits	(12)	(12)	764	764
Amortization of unrecognized net loss	(2,414)	(2,504)	(673)	(645)

Total recognized in other comprehensive income, before tax	18,330	(13,881)	1,008	253

Total recognized in net periodic benefit cost and other comprehensive income	$19,279	$(13,048)	$1,155	$419

2012 STRATTEC Annual Report	43

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

	Pension		SERP
	July 1, 2012	July 3, 2011	July 1, 2012	July 3, 2011
Accumulated benefit obligation	$96,167	$84,902	$6,629	$4,158
Projected benefit obligation	$96,167	$84,902	$7,216	$4,707

For measurement purposes, an 8.5 percent annual rate increase in the per capita cost of covered health care benefits was assumed for fiscal 2013; the rate was assumed to decrease gradually to 5 percent by the year 2018 and remain at that level thereafter relating to retirees prior to January 1, 2010.

The health care cost trend assumption has a significant effect on the postretirement benefit amounts reported. A 1% change in the health care cost trend rates would have the following effects (thousands of dollars):

	1% Increase	1% Decrease
Effect on total of service and interest cost components in fiscal 2012	$4	$(4)
Effect on postretirement benefit obligation as of July 1, 2012	$85	$(83)

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

	Target Allocation	July 1, 2012	July 3, 2011
Equity investments	70%	64%	70%
Fixed-income investments	30%	32%	26%
Other	—%	4%	4%

Total	100%	100%	100%

The following is a summary, by asset category, of the fair value of pension plan assets at the June 30, 2012 and June 30, 2011 measurement date (thousands of dollars):

	June 30, 2012				June 30, 2011
Asset Catagory	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$3,411	$—	$—	$3,411	$630	$—	$—	$630
Equity Securities/Funds:
Small Cap	10,707	—	—	10,707	13,770	—	—	13,770
Mid Cap	8,404	—	—	8,404	9,139	—	—	9,139
Large Cap	17,872	—	—	17,872	19,234	—	—	19,234
International	13,650	—	—	13,650	15,398	—	—	15,398
Taxable/Fixed Income Bond Funds	22,313	—	—	22,313	21,157	—	—	21,157
Hedge Funds	—	—	3,160	3,160	—	—	3,695	3,695

Total	$76,357	$—	$3,160	$79,517	$79,328	$—	$3,695	$83,023

The following table summarizes the changes in Level 3 investments for the pension plan assets (thousands of dollars):

	Fair Value June 30, 2011	Net Purchases and Sales	Realized and Unrealized Gain (loss)	Fair Value June 30, 2012

Hedge Funds	$3,695	$0	$(535)	$3,160

There were no transfers in or out of Level 3 investments during the year ended July 1, 2012.

The expected long-term rate of return on U.S. pension plan assets used to calculate the year-end 2012 projected benefit obligation was 7.5 percent. The target asset allocation is 70 percent public equity and 30 percent fixed income. The 7.5 percent is approximated by applying returns of 10 percent on public equity and 6 percent on fixed income to the target allocation. The actual historical returns are also relevant. Annualized returns for periods ended June 30, 2012 were 1.28 percent for 5 years, 6.16 percent for 10 years, 5.72 percent for 15 years, 7.68 percent for 20 years, 7.75 percent for 25 years and 10.31 percent for 30 years.

We expect to contribute approximately $2 million to our qualified pension plan, $5.7 million to our SERP and $1 million to our postretirement health care plan in fiscal 2013. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (thousands of dollars):

2012 STRATTEC Annual Report	44

NOTES TO FINANCIAL STATEMENTS

	Pension and SERP Benefits	Postretirement Benefits
2013	$9,860	$1,010
2014	$5,055	$930
2015	$5,577	$836
2016	$5,311	$702
2017	$5,522	$557
2018–2022	$31,756	$1,271

All U.S. associates may participate in our 401(k) Plan. As of January 1, 2010, we contribute 100 percent up to the first 5 percent of eligible compensation that a participant contributes to the plan. Prior to January 1, 2010, we contributed a fixed percentage up to the first 6 percent of eligible compensation that a participant contributed to the plan. Prior to January 1, 2010, the fixed percentage contribution for all U.S. bargaining unit associates was 50 percent. The fixed percentage contribution for all U.S. salaried associates was 50 percent prior to January 1, 2009 and 20 percent from January 1, 2009 through December 31, 2009. Our contributions totaled approximately $1.4 million in 2012, $1.3 million in 2011 and $743,000 in 2010.

SHAREHOLDERS’ EQUITY

We have 12,000,000 shares of authorized common stock, par value $.01 per share, with 3,303,784 and 3,289,478 shares outstanding at July 1, 2012 and July 3, 2011, respectively. Holders of our common stock are entitled to one vote for each share on all matters voted on by shareholders.

Our Board of Directors authorized a stock repurchase program to buy back up to 3,839,395 outstanding shares as of July 1, 2012. As of July 1, 2012, 3,655,322 shares have been repurchased under this program at a cost of approximately $136.4 million.

EARNINGS PER SHARE (“EPS”)

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

	2012			2011			2010
	Net Income	Shares	Per Share Amount	Net Income	Shares	Per Share Amount	Net Income	Shares	Per Share Amount
Basic EPS	$8,793	3,300	$2.66	$5,418	3,285	$1.65	$3,421	3,271	$1.05

Stock-based compensation		30			38			9

Diluted EPS	$8,793	3,330	$2.64	$5,418	3,323	$1.63	$3,421	3,280	$1.04

As of July 1, 2012, options to purchase 248,000 shares of common stock at a weighted-average exercise price of $33.75 were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive. As of July 3, 2011, options to purchase 142,000 shares of common stock at a weighted-average exercise price of $43.57 were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive. As of June 27, 2010, options to purchase 207,650 shares of common stock at a weighted-average exercise price of $42.17 were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive.

Net earnings available to participating securities were not significant in any of the years presented. We consider restricted stock that provides the holder with a non-forfeitable right to receive dividends to be a participating security.

STOCK OPTION AND PURCHASE PLANS

A summary of stock option activity under our stock incentive plan is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Balance at June 28, 2009	227,240	$38.07

Granted	80,000	$17.73
Exercised	(2,400)	$10.92
Expired	(2,790)	$61.22
Terminated	(4,400)	$10.92

Balance at June 27, 2010	297,650	$33.01

Granted	40,000	$22.47
Exercised	(2,600)	$10.92
Expired	(37,650)	$60.36
Terminated	—	$—

Balance at July 3, 2011	297,400	$28.32

Granted	40,000	$26.53
Exercised	(2,600)	$10.92
Expired	(2,000)	$37.58
Terminated	—	—

Balance at July 1, 2012	332,800	$28.19	5.4	$1,038

Exercisable as of:
July 1, 2012	192,700	$33.69	4.5	$702
July 3, 2011	155,800	$38.37	4.8	$479
June 27, 2010	149,350	$50.92	3.4	$212
Available for grant as of July 1, 2012	170,743

2012 STRATTEC Annual Report	45

NOTES TO FINANCIAL STATEMENTS

Options granted at a price greater than the market value on the date of grant included in the table above totaled 40,000 at an exercise price of $26.53 in 2012 and 40,000 at an exercise price of $22.47 in 2011. No options included above were granted at a price greater than the market value on the date of grant during 2010.

A summary of restricted stock activity under our stock incentive plan is as follows:

		Weighted Average
		Grant Date
	Shares	Fair Value
Nonvested Balance at June 28, 2009	28,200	$38.64

Granted	10,000	$14.75
Vested	(9,000)	$40.00
Forfeited	(1,700)	$32.28

Nonvested Balance at June 27, 2010	27,500	$29.90

Granted	20,000	$20.66
Vested	(8,600)	$47.78
Forfeited	—	—

Nonvested Balance at July 3, 2011	38,900	$21.19

Granted	20,000	$23.01
Vested	(9,300)	$29.00
Forfeited	(200)	$23.01

Nonvested Balance at July 1, 2012	49,400	$20.45

We have an Employee Stock Purchase Plan to provide substantially all U.S. full-time associates an opportunity to purchase shares of STRATTEC common stock through payroll deductions. A participant may contribute a maximum of $5,200 per calendar year to the plan. On the last day of each month, participant account balances are used to purchase shares of our common stock at the average of the highest and lowest reported sales prices of a share of STRATTEC common stock on the NASDAQ Global Market. A total of 100,000 shares may be issued under the plan. Shares issued from treasury stock under the plan totaled 2,406 at an average price of $22.17 during 2012, 2,323 at an average price of $26.78 during 2011 and 2,587 at an average price of $17.01 during 2010. A total of 73,351 shares are available for purchase under the plan as of July 1, 2012.

EXPORT SALES

Export sales are summarized below (thousands of dollars):

	2012	2011	2010
Export Sales	$102,022	$103,232	$79,144
Percent of Net Sales	37%	40%	38%

These sales were primarily to automotive manufacturing assembly plants in Canada, China, Mexico and Korea.

SALES AND RECEIVABLE CONCENTRATION

Sales to our largest customers were as follows (thousands of dollars and percent of total net sales):

	2012		2011		2010
	Sales	%	Sales	%	Sales	%
General Motors Company	$64,588	23%	$63,617	24%	$51,673	25%
Ford Motor Company	33,854	12%	26,930	10%	18,435	9%
Chrysler Group LLC	90,796	33%	80,889	31%	68,216	33%

	$189,238	68%	$171,436	66%	$138,324	67%

Receivables from our largest customers were as follows (thousands of dollars and percent of gross receivables):

	July 1, 2012		July 3, 2011
	Receivables	%	Receivables	%
General Motors Company	$10,230	23%	$9,208	23%
Ford Motor Company	5,738	13%	4,372	11%
Chrysler Group LLC	14,157	31%	12,103	30%

	$30,125	67%	$25,683	64%

2012 STRATTEC Annual Report	46

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

Management assessed the Corporation’s system of internal control over financial reporting as of July 1, 2012, in relation to criteria for effective internal control over financial reporting as described in “Internal Control – Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, management concludes that, as of July 1, 2012, its system of internal control over financial reporting is effective and meets the criteria of the “Internal Control – Integrated Framework”. Deloitte & Touche LLP, independent registered public accounting firm, has issued an attestation report on the Corporation’s internal control over financial reporting, which is included herein.

Frank J. Krejci President and Chief Executive Officer	Patrick J. Hansen Senior Vice President and Chief Financial Officer

2012 STRATTEC Annual Report	47

REPORTS

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of STRATTEC SECURITY CORPORATION:

We have audited the internal control over financial reporting of STRATTEC SECURITY CORPORATION and subsidiaries (the “Company”) as of July 1, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report on Management’s Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of July 1, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended July 1, 2012 of the Company and our report dated September 6, 2012 expressed an unqualified opinion on those consolidated financial statements.

Deloitte & Touche LLP

Milwaukee, Wisconsin

September 6, 2012

2012 STRATTEC Annual Report	48

REPORTS

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of STRATTEC SECURITY CORPORATION:

We have audited the accompanying consolidated balance sheets of STRATTEC SECURITY CORPORATION and subsidiaries (the “Company”) as of July 1, 2012 and July 3, 2011, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended July 1, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of STRATTEC SECURITY CORPORATION and subsidiaries as of July 1, 2012 and July 3, 2011, and the results of their operations and their cash flows for the three years in the period ended July 1, 2012, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of July 1, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 6, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Deloitte & Touche LLP

Milwaukee, Wisconsin

September 6, 2012

2012 STRATTEC Annual Report	49

FINANCIAL SUMMARY

FIVE-YEAR FINANCIAL SUMMARY

The financial data for each period presented below reflects the consolidated results of STRATTEC SECURITY CORPORATION and its wholly owned subsidiaries. Fiscal years 2008 and 2009 have been retrospectively adjusted for the adoption of a new accounting standard issued by the Financial Accounting Standards Board (FASB) related to non-controlling interests in consolidated financial statements. Fiscal year 2008 has been retrospectively adjusted for our change in 2009 from the last-in, first-out method of inventory accounting to the first-in, first-out method. The information below should be read in conjunction with “Management’s Discussion and Analysis,” and the Financial Statements and Notes thereto included elsewhere herein. The following data are in thousands of dollars except per share amounts.

	Fiscal Years
	2012	2011	2010	2009	2008
INCOME STATEMENT DATA
Net sales	$279,234	$260,933	$207,964	$126,097	$159,642
Gross profit	50,263	42,163	33,042	13,240	24,767
Engineering, selling, and administrative expenses	33,804	33,443	29,939	25,480	23,962
Impairment charge	—	—	223	—	—
Environmental reserve adjustment	—	—	(1,125)	—	—
Provision for (recovery of) doubtful accounts	116	—	(421)	500	—

Income (loss) from operations	16,343	8,720	4,426	(12,740)	805
Interest income	69	119	86	731	2,749
Equity (loss) earnings of joint ventures	(1,071)	1,246	1,008	245	561
Interest expense—related parties	(81)	(175)	(225)	(164)	(31)
Other income (expense), net	582	220	312	804	(300)

Income (loss) before taxes and non-controlling interest	15,842	10,130	5,607	(11,124)	3,784
Provision (benefit) for income taxes	3,589	2,540	1,666	(4,222)	977

Net income (loss)	12,253	7,590	3,941	(6,902)	2,807
Net income (loss) attributable to non-controlling interest	3,460	2,172	520	(780)	26

Net income (loss) attributable to STRATTEC SECURITY CORPORATION	$8,793	$5,418	$3,421	$(6,122)	$2,781

Earnings (Loss) per share:
Basic	$2.66	$1.65	$1.05	$(1.87)	$0.80
Diluted	$2.64	$1.63	$1.04	$(1.86)	$0.80
Cash dividends declared per share:	$0.40	$1.20	$—	$0.30	$1.60

BALANCE SHEET DATA
Net working capital	$44,318	$43,414	$43,777	$41,710	$72,835
Total assets	$166,038	$148,088	$145,002	$128,189	$144,221
Long-term liabilities	$21,667	$7,036	$22,982	$24,784	$12,389
Total STRATTEC SECURITY CORPORATION
Shareholders’ equity	$80,552	$86,215	$74,126	$71,418	$97,940

2012 STRATTEC Annual Report	50

FINANCIAL SUMMARY / PERFORMANCE GRAPH

QUARTERLY FINANCIAL DATA (UNAUDITED)

The following data are in thousands of dollars except per share amounts.

				Net Income Attributable to	Earnings Per Share		Cash Dividends Declared	Market Price Per Share
	Quarter	Net Sales	Gross Profit	STRATTEC	Basic	Diluted	Per Share	High	Low
2012	First	$66,377	$11,504	$1,282	$0.39	$0.39	$0.10	$27.37	$20.69
	Second	65,886	11,240	1,548	0.47	0.47	0.10	$25.71	$19.18
	Third	70,608	13,052	2,728	0.83	0.82	0.10	$24.73	$18.87
	Fourth	76,363	14,467	3,235	0.98	0.97	0.10	$23.24	$19.40

	TOTAL	$279,234	$50,263	$8,793	$2.66	$2.64	$0.40

2011	First	$59,849	$10,153	$1,418	$0.43	$0.43	$1.20	$24.56	$17.94
	Second	61,212	9,973	1,247	0.38	0.37	—	$35.50	$24.46
	Third	65,650	9,119	55	0.02	0.02	—	$38.07	$27.12
	Fourth	74,222	12,918	2,698	0.82	0.81	—	$33.90	$20.01

	TOTAL	$260,933	$42,163	$5,418	$1.65	$1.63	$1.20

Registered shareholders of record at July 1, 2012, were 2,006.

PERFORMANCE GRAPH

The chart below shows a comparison of the cumulative return since July 1, 2007 had $100 been invested at the close of business on July 1, 2007 in STRATTEC Common Stock, the NASDAQ Composite Index (all issuers), and the Dow Jones U.S. Auto Parts Index.

	7/1/07	6/29/08	6/28/09	6/27/10	7/3/11	7/1/12
STRATTEC**	100	74	31	49	49	50
NASDAQ Composite Index	100	85	73	83	110	115
Dow Jones U.S. Auto Parts Index	100	74	54	70	117	90

*	$100 invested on July 1, 2007 in stock or index-including reinvestment of dividends. Indexes calculated on a month-end basis.
**	The fiscal year end closing price of STRATTEC Common Stock on June 29, 2007 was $46.97, the closing price on June 27, 2008 was $34.99, the closing price on June 26, 2009 was $13.90, the closing price on June 25, 2010 was $22.01, the closing price on July 3, 2011 was $21.13 and the closing price on July 1, 2012 was $21.04.

2012 STRATTEC Annual Report	51

52

DIRECTORS / OFFICERS SHAREHOLDERS' INFORMATION

STRATTEC Board of Directors:
(Left to Right) Frank J. Krejci, Michael J. Koss, Robert Feitler, Harold M. Stratton II, David R. Zimmer

STRATTEC

BOARD OF DIRECTORS

Harold M. Stratton II, 64
Chairman of the Board

Frank J. Krejci, 62
President and Chief Executive Officer

Robert Feitler, 81
Former President and Chief Operating Officer of Weyco Group, Inc.
Chairman of the Executive Committee and Director of Weyco Group, Inc.

Michael J. Koss, 58
President and Chief Executive Officer of Koss Corporation
Director of Koss Corporation

David R. Zimmer, 66
Managing Partner of Stonebridge Business Partners

VAST

CORPORATE OFFICERS

Harold M. Stratton II, 64

Frank J. Krejci, 62

Patrick J. Hansen, 53
Senior Vice President-Chief Financial Officer, Treasurer and Secretary

Dennis A. Kazmierski, 60
Vice President-Marketing and Sales

Rolando J. Guillot, 44
Vice President-Mexican Operations

Kathryn E. Scherbarth, 56
Vice President-Milwaukee Operations

Brian J. Reetz, 54
Vice President-Security Products

Richard P. Messina, 46
Vice President-Access Products

SHAREHOLDERS' INFORMATION

Annual Meeting
The Annual Meeting of Shareholders will convene at 8:00 a.m. (CDT) on October 9, 2012, at the Radisson Hotel, 7065 North Port Washington Road, Milwaukee, WI 53217

Common Stock
STRATTEC SECURITY CORPORATION common stock is traded on the NASDAQ Global Market under the symbol: STRT.

Form 10-K
You may receive a copy of the STRATTEC SECURITY CORPORATION Form 10-K, filed with the Securities and Exchange Commission, by writing to the Secretary at STRATTEC SECURITY CORPORATION, 3333 W. Good Hope Road, Milwaukee, WI 53209.

Corporate Governance
To review the Company's corporate governance, board committee charters and code of business ethics, please visit the "Corporate Governance" section of our Web site at www.strattec.com.

Shareholder Inquiries
Communications concerning the transfer of shares, lost certificates or changes of address should be directed to the Transfer Agent.

Transfer Agent and Registrar
Wells Fargo Bank, N.A.
Shareholder Services
1110 Centre Pointe Curve
Suite 101
Mendota Heights, MN 55120-4100
1.800.468.9716

2012 STRATTEC Annual Report

BOLT learns your vehicle key!

Buy direct at **www.boltlock.com**

BOLT

A single turn is all it takes to enjoy single key convenience.

STRATTEC

STRATTEC SECURITY CORPORATION

3333 WEST GOOD HOPE ROAD

MILWAUKEE, WI 53209

PHONE 414.247.3333 FAX 414.247.3329

www.strattec.com