Form 10-K, Exhibit 13
period 2013-06-30
STRATTEC SECURITY CORP
filed 2013-09-09
CIK 933034

Exhibit 13

VAST OPPORTUNITIES

Over a decade ago, STRATTEC and WITTE Automotive of Velbert, Germany formed a unique alliance. Soon after, ADAC Automotive of Grand Rapids, Michigan joined this alliance which we now call "VAST," an acronym for Vehicle Access Systems Technology.

VAST collectively represents the entire gamut of products used to access your vehicle. From keys and lock sets … to handles and latches. From motorized lift gates and power doors … to locking steering wheel columns.

We view VAST as being vital to our future. Each company, individually and together, is needed to successfully support the global vehicle access needs of our customers.

We are proud to say that the relationship we forged with strong partners has been recognized by our customers. This year, STRATTEC received a Supplier of the Year Award from Chrysler. WITTE received a similar award from Volkswagen and ADAC was similarly recognized by General Motors.

In addition to our home markets of North America and Europe, we have substantial VAST joint venture operations in China to serve the world's fastest growing market and an expanding presence in Brazil.

We believe that greater knowledge and performance comes through synergy and collaboration. This is why we have seized upon this VAST Opportunity to leverage our individual skills and our collective reach in purchasing, engineering, manufacturing, logistics and sales.

Individually, STRATTEC and our partners are highly capable regional suppliers, each with specific vehicle access products. Together, we form a unique, unified source of Vehicle Access Systems for global automotive manufacturers. Much progress has been made, with VAST Opportunities still ahead of us.

2013 ANNUAL REPORT

STRATTEC

CONTENTS

LETTER TO THE SHAREHOLDERS	2
FINANCIAL HIGHLIGHTS	4
COMPANY DESCRIPTION	5
STRATTEC EQUIPPED VEHICLE LIST	12
MANAGEMENT'S DISCUSSION AND ANALYSIS	13
FINANCIAL STATEMENTS	27
REPORT OF MANAGEMENT	47
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	48
FINANCIAL SUMMARY	50
FINANCIAL SUMMARY / PERFORMANCE GRAPH	51
DIRECTORS / OFFICERS / SHAREHOLDERS' INFORMATION	52

PROSPECTIVE INFORMATION

A number of the matters and subject areas discussed in this Annual Report (see above "Contents" section) contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of forward-looking words or phrases such as "anticipate," "believe," "would," "expect," "intend," "may," "planned," "potential," "should," "will," and "could." These include expected future financial results, product offerings, global expansion, liquidity needs, financing ability, planned capital expenditures, management's or the Company's expectations and beliefs, and similar matters discussed in the Letter to the Shareholders, Company's Management's Discussion and Analysis, and other sections of this Annual Report. The discussions of such matters and subject areas are qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from the Company's actual future experience.

The Company's business, operations and financial performance are subject to certain risks and uncertainties, which could result in material differences in actual results from the Company's current expectations. These risks and uncertainties include, but are not limited to, general economic conditions, in particular relating to the automotive industry, customer demand for the Company's and its customers' products, competitive and technological developments, customer purchasing actions, foreign currency fluctuations, costs of operations and other matters described under "Risk Factors" in the Management's Discussion and Analysis section of this report. In addition, such uncertainties and other operational matters are discussed further in the Company's quarterly and annual report filings with the Securities and Exchange Commission.

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

LETTER TO THE SHAREHOLDERS

Dear STRATTEC Shareholders,

On behalf of the over 2,600 STRATTEC Associates, I am pleased to outline the progress that we have made over the last fiscal year. While we are proud of our results, we must also recognize that the overall strength of the global automotive markets provided a welcomed tail wind.

Since STRATTEC was spun off from Briggs & Stratton in 1995, this is the first time that Harry Stratton is not signing this letter as CEO. It is an honor to follow him in a company that has both great tradition and opportunity. I am pleased to have access to Harry’s perspective in his continued role as Chairman of the Board.

In other governance, Thomas Florsheim replaced Robert Feitler, who had been a director since the creation of STRATTEC and provided valuable counsel over the years. Tom is Chairman & CEO of Weyco Group and brings significant experience in global business and successfully integrating complimentary acquisitions.

Operations:

Just before the end of our fiscal year, we won a Supplier of the Year award from Chrysler. As a Finalist in the Electrical Products category, we edged out two other companies, one based in Japan and one based in Korea. This award is a significant honor. I am very proud of the efforts of our employees in delivering current production as well as introducing new products.

Our Mexican assembly and distribution facilities were expanded this year, primarily to support the growth in our latch and door handle businesses. Both of these businesses grew out of our participation in VAST, our global strategic partnership.

VAST China made significant progress this year. The management team has been strengthened. Operations recently turned profitable again after incurring significant relocation and start-up costs related to increasing capacity and new product introductions.

Financial:

The bottom line for our shareholders is the return on investment that we generated. This fiscal year, a share of STRATTEC stock grew from $21.04 to $38.24 plus dividends of $.40 for a total annual return of 84%. That compares favorably to the NASDAQ return of 14% over the same period. Our dividends were all paid in calendar year 2012 in order to take advantage of lower federal income tax rates in 2012. The total return for STRATTEC stock was 1% in fiscal 2012, which compares unfavorably to the NASDAQ return of 6%.

Sales grew 7% to $298.2 million, a new sales record for STRATTEC. Operating income grew 16% to $19.0 million before a $2.1 million charge. While sales growth is important, our primary measure of success is EVA® (Economic Value Added) which creates a disciplined approach to profitability and use of capital. After applying imputed costs of capital, economic value added increased from $.6 million in fiscal 2012 to $2.6 million during this past fiscal year.

We strengthened our balance sheet significantly through the reduction of our under funded pension obligations, a plan that was frozen in 2009. At the end of our last fiscal year, the underfunded defined benefit pension obligation amounted to $16.6 million or about $5.00 per share. On June 30, 2013, the plan was essentially fully funded. None the less, while this progress is not reflected on our income statement, it does impact our balance sheet.

VAST:

Our global partnership called VAST plays an increasingly important role in our future. VAST is an acronym for Vehicle Access Systems Technology. By working with our two privately held partners, WITTE Automotive of Velbert Germany and ADAC Automotive of

2013 STRATTEC Annual Report	2

LETTER TO THE SHAREHOLDERS

Grand Rapids, MI and jointly owning facilities in China and Brazil, we are strategically organized to support customers on global programs, including participating in the rapidly growing Chinese auto market.

VAST also opens growth opportunities in complementary products. Significant progress has been made in how we effectively work together as well as recognition by customers of the VAST brand. Together, with combined sales of over $1.2 billion, the VAST Group has been seeking and finding more ways to leverage our purchasing, engineering and manufacturing capabilities.

Through our VAST partners, we have seen increased involvement and ownership in the manufacture of automotive door handles. Through VAST, we are identifying growth opportunities in additional automotive access products.

Diversification:

At the time of the creation of STRATTEC SECURITY CORPORATION as a separate company, the name was appropriate. Virtually all of our business was related to locks and keys for the automotive market.

As we discussed last year, we are re-defining our business as access systems. In other words, efforts similar to VAST, without the dedicated focus on vehicles. Our thinking has considered motion control and access products in addition to our security products. We are also looking at our strong position with locksmiths in the aftermarket and at leveraging our technical manufacturing skills into contract business through our division, STRATTEC Component Solutions, a supplier of high quality parts and assemblies with a particular emphasis on zinc die casting.

In another step this year, we made a 51% investment in a joint venture called NextLock. It is a designer and marketer of biometric access devices. An advanced line of products for both residential and commercial applications should be available in early 2014. This partnership will result in opportunities for applications of new technology in both automotive and non-automotive markets.

Over the past year, we have received shareholder comments and suggestions for our business. We appreciate this evidence of interest and support. While suggestions are sometimes conflicting, we give careful consideration in management discussions about all ideas to improve the company and increase shareholder value.

Much of our current success is influenced by the global automotive markets. Many crystal balls still predict significant growth. Hopefully our efforts in further developing our global footprint, as well as diversification efforts, will result in continued profitable growth in the years to come.

Sincerely,

Frank J. Krejci

President & Chief Executive Officer

EVA® is a registered trademark of Stern, Stewart & Co.

2013 STRATTEC Annual Report	3

FINANCIAL HIGHLIGHTS

(IN MILLIONS)

	2013	2012	2011
Net Sales	$298.2	$279.2	$260.9
Gross Profit	53.9	50.3	42.2
Income from Operations	16.8	16.3	8.7
Net Income Attributable to STRATTEC	9.4	8.8	5.4
Total Assets	169.5	166.0	148.1
Total Debt	2.3	—	—
STRATTEC Shareholders’ Equity	104.2	80.6	86.2

ECONOMIC VALUE ADDED (EVA®)

We believe that EVA® represents an accurate measure of STRATTEC’s overall performance and shareholder value. All U.S. associates and many of our Mexico-based salaried associates participate in incentive plans that are based upon our ability to add economic value to the enterprise. The EVA® performance for 2013 was a positive $2.6 million which represents a $2.0 million improvement from 2012. (For further explanation of our EVA® Plan, see our 2013 definitive Proxy Statement.)

Net Operating Profit After Cash-Basis Taxes		$11.5
Average Monthly Net Capital Employed	$88.9
Cost of Capital	10%

Capital Charge		8.9

Economic Value Added		$2.6

EVA® is not a traditional financial measurement under U.S. GAAP and may not be similar to EVA® calculations used by other companies. However, STRATTEC believes the reporting of EVA® provides investors with greater visibility of economic profit. The following is a reconciliation of the relevant GAAP financial measures to the non-GAAP measures used in the calculation of STRATTEC’s EVA®.

Net Operating Profit After Cash-Basis Taxes:

2013 Net Income Attributable to STRATTEC as Reported	$9.4
Deferred Tax Provision	3.8
Other	(1.7)

Net Operating Profit After Cash-Basis Taxes	$11.5

Average Monthly Net Capital Employed:

Total STRATTEC Shareholders’ Equity as Reported at June 30, 2013	$104.2
Long-Term Liabilities	6.9
Deferred Tax Asset	(4.3)
Other	(10.0)

Net Capital Employed at June 30, 2013	$96.8
Impact of 12 Month Average	(7.9)

Average Monthly Net Capital Employed	$88.9

EVA® is a registered trademark of Stern, Stewart & Co.

2013 STRATTEC Annual Report	4

COMPANY DESCRIPTION

BASIC BUSINESS

STRATTEC SECURITY CORPORATION designs, develops, manufactures and markets automotive access control products including mechanical locks and keys, electronically enhanced locks and keys, steering column and instrument panel ignition lock housings, latches, power sliding side door systems, power lift gate systems, power deck lid systems, door handles and related products for North American automotive customers. We also supply global automotive manufacturers through a unique strategic relationship with WITTE Automotive of Velbert, Germany and ADAC Automotive of Grand Rapids, Michigan. Under this relationship STRATTEC, WITTE and ADAC market each company’s products to global customers under the “VAST” brand name. Our products are shipped to customer locations in the United States, Canada, Mexico, Europe, South America, Korea and China, and we provide full service and aftermarket support.

STRATTEC received the 2013 Chrysler Supplier of the Year Award for Electrical Products

HISTORY

STRATTEC formerly was a division of Briggs & Stratton Corporation. In 1995, STRATTEC was spun off from Briggs & Stratton through a tax-free distribution to the then-existing Briggs & Stratton shareholders and has been an independent public company for eighteen years.

Our history in the automotive security business spans over 100 years. STRATTEC has been the world’s largest producer of automotive locks and keys since the late 1920s, and we currently maintain a dominant share of the North American markets for these products.

PRODUCTS

Our historically traditional products are lock sets (locks and keys) for cars and light trucks. Typically, two keys are provided with each vehicle lockset. Most of the vehicles we currently supply are using keys with sophisticated radio frequency identification technology for additional theft prevention. Keys with remote entry devices integrated into a single unit and bladeless electronic keys have been added to our product line and are gaining in popularity.

Ignition lock housings represent a growing access control product for us. These housings are the mating part for our ignition locks and typically are part of the steering column structure, although there are instrument panel-mounted versions for certain vehicle applications. These housings are either die cast from zinc or magnesium, or injection molded plastic and may include electronic components for theft deterrent systems.

We are also developing additional access control products, including trunk latches, liftgate latches, tailgate latches, hood latches, side door latches and related hardware. With our acquisition of Delphi Corporation’s Power Products Group in fiscal 2009, we are now supplying power access devices for sliding side doors, liftgates and trunk lids. Through

2013 STRATTEC Annual Report	5

COMPANY DESCRIPTION

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

MARKETS

We are a direct supplier to OEM automotive and light truck manufacturers as well as other transportation-related manufacturers. Our largest customers are Chrysler Group LLC, General Motors Company and Ford Motor Company. Our access control product mix varies by customer, but generally our overall sales tend to be highest in lock and key, followed by power access, ignition lock housings, the door handle and trim components produced by ADAC-STRATTEC de Mexico and latching mechanisms.

Direct sales to various OEMs represented approximately 72% of our total sales for fiscal 2013. The remainder of our revenue is received primarily through sales to the OEM service channels, the aftermarket, Tier 1 automotive supplier customers, and certain products to non-automotive commercial customers.

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

2013 STRATTEC Annual Report	6

COMPANY DESCRIPTION

of component parts, including export customers. Increasingly, our products find their way into the retail channel, specifically the hardware store channel. Our ability to provide a full line of keys to that channel has been accomplished through the introduction of the STRATTEC “XL” key line. This extension to our line includes keys that we currently do not supply on an OE basis, including keys for Toyota, Honda and other popular domestic and import vehicles. This extended line of keys enables automotive repair specialists to satisfy consumer needs for repair or replacement parts. Our aftermarket activities are serviced through a warehousing operation in El Paso, Texas.

STRATTEC manufactures this Maserati electronic key fob.

CUSTOMER SALES FOCUS

To bring the proper focus to the relationships with our major customers, we have seven customer-focused teams, each with a Director of Sales, one or two Engineering Program Managers and Customer Application Engineers. In addition to customer teams for General Motors, Ford and Chrysler, we currently have teams for New Domestic Vehicle Manufacturers, Driver Control/Ignition Lock Housing customers, Tier 1 customers, and Service and Aftermarket customers. Sales and engineering for ADAC-STRATTEC LLC are supported by our JV partner, ADAC Automotive.

Each Sales Director is responsible for the overall relationship between STRATTEC and a specific customer group. Program Managers are responsible for coordinating cross functional activities while managing new product programs for their customers.

PRODUCT ENGINEERING FOCUS

To best serve our customers’ product needs, STRATTEC’s engineering resources are organized into groups which focus on specific access control applications. We currently have six engineering groups: Locks and Keys, Aftermarket, Latches, Power Access Devices, Driver Control/Ignition Lock Housings and Electrical. Each group has a Product Business Manager, an Engineering Manager and a complement of skilled engineers who design and develop products for specific applications. In doing this, each engineering group works closely with the Customer teams, Engineering Program Managers, and Application Engineers.

Underlying this organization is a formalized product development process to identify and meet customer needs in the shortest possible time. By following this

The Aston Martin DBS uses an electronic key fob and mating docking station developed by STRATTEC exclusively for Aston Martin.

2013 STRATTEC Annual Report	7

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

OPERATIONS

A significant number of the components that go into our products are manufactured at our headquarters in Milwaukee, Wisconsin. This facility produces zinc die cast components, stampings and milled key blades. We have two owned production facilities in Juarez, Mexico operating as STRATTEC de Mexico. Plant No. 1 houses assembly operations for locksets, ignition lock housings, and our new NextLock biometric security products. Plant No. 2 was built during fiscal 2009 to replace a leased facility. It houses our key finishing and latch assembly operations, as well as dedicated space for the assembly operations of STRATTEC POWER ACCESS de Mexico and ADAC-STRATTEC de Mexico.

ADVANCED DEVELOPMENT

Research and development activities are centered around a dedicated research engineering staff we call our Advanced Development Group. This group has the responsibility for developing future products that will keep us in the forefront of the markets we serve. We primarily focus on electronic and mechanical access control products and modularization of related access/security control components. Once our Advanced Development Group establishes a proof-of-concept product utilizing new technology, further product development shifts to our engineering groups for commercialization and product applications.

VEHICLE ACCESS SYSTEMS TECHNOLOGY (VAST)

In fiscal 2001, we entered into a formal alliance with WITTE-Velbert GmbH, an automotive supplier based in Germany which designs, develops, manufactures and markets automotive access control products for European-based customers. This alliance consisted of two initiatives. The first was a set of legal agreements which allowed STRATTEC to manufacture and market WITTE’s core products in North America, and WITTE to manufacture and market STRATTEC’s core products in Europe. The second initiative was a 50-50 joint venture, WITTE-STRATTEC LLC, to invest in operations with local partners in strategic markets outside of Europe and North America.

2013 STRATTEC Annual Report	8

COMPANY DESCRIPTION

In February of 2006, we announced the expansion of this alliance and related joint venture with the addition of a third partner, ADAC Plastics, Inc. ADAC, of Grand Rapids, Michigan, adds North American expertise in door handles, a part of WITTE’s core product line that STRATTEC did not support, and an expertise in color-matched painting of these components.

With the expansion of the alliance, we can offer a full range of access control related products available on a global basis to support customer programs. To identify this powerful combination of independent companies focused on working together, we renamed the joint venture Vehicle Access Systems Technology LLC (VAST LLC). We now refer to the combination of the alliance structure and JV simply as “VAST”. WITTE is now called WITTE Automotive, and ADAC is now doing business as ADAC Automotive. We have adopted a common graphic image in which we share a logo mark and colors, and a specific VAST logo used on the partners’ printed and electronic presentation materials. VAST made investments with a local partner in Brazil in September, 2001, and local partners in China in March, 2002. VAST do Brasil remains a joint venture with the local partner there. However, during fiscal 2010, VAST LLC purchased the remaining 40 percent interest of its local partners in the China venture. VAST China is now wholly owned by VAST LLC. This was an important step which gives STRATTEC a one-third interest in VAST China’s activities in the important growing Chinese/Asia market.

VAST is the embodiment of STRATTEC’s, WITTE’s and ADAC’s globalization strategy. We are developing VAST as a global brand with which we are jointly pursuing business with identified global customers. Those identified customers are General Motors, Ford, Fiat/Chrysler, Volkswagen, Honda, Toyota, Renault/Nissan and Hyundai/Kia.

To manage our customer relationships and coordinate global ventures and activities, we have established a VAST Management Group led by a President. The Management Group includes three Vice Presidents, one each from WITTE, STRATTEC and ADAC. With the focus provided by this Management Group, VAST is able to manage global programs with a single point of contact for customers, with the added advantage of providing regional support from the partners’ operating entities. Combined with VAST LLC’s ventures in China and Brazil, and sales/engineering offices in Japan and Korea, this structure establishes our global footprint.

2013 STRATTEC Annual Report	9

COMPANY DESCRIPTION

ADAC-STRATTEC de MEXICO

During fiscal 2007, we formed a new entity with ADAC Automotive called ADAC-STRATTEC LLC including a wholly owned Mexican subsidiary ADAC-STRATTEC de Mexico (ASdM). The purpose of this joint venture is to produce certain ADAC and STRATTEC products utilizing ADAC’s plastic molding expertise and STRATTEC’s assembly capability. ASdM currently operates out of defined space in STRATTEC de Mexico Plant No. 2 located in Juarez, Mexico. Products from this joint venture include non-painted door handle components and exterior trim components for OEM customers producing in North America. STRATTEC owns 51% of this joint venture and its financial results are consolidated into STRATTEC’s financial statements. In our fiscal years ending 2013 and 2012, ASdM was profitable and represented $37.2 and $31.0 million, respectively, of our consolidated net sales.

STRATTEC has introduced the BOLT line of products, the world’s first codeable padlock. In a simple one-step process, users can code the padlock to their vehicle key. This provides significant convenience by reducing the number of keys users need to secure their lockers, storage sheds and vehicle accessories such as tool boxes, trailer hitches, etc. You can buy this product direct at www.boltlock.com.

STRATTEC POWER ACCESS LLC

During fiscal year 2009, we formed a new subsidiary with WITTE Automotive called STRATTEC POWER ACCESS LLC (SPA) to acquire the North American business of the Delphi Power Products Group. WITTE is a 20 percent minority owner. SPA in turn owns a Mexican subsidiary, STRATTEC POWER ACCESS de Mexico. The purpose of this subsidiary is to produce power access devices for sliding side doors, liftgates and trunk lids. STRATTEC POWER ACCESS de Mexico currently operates out of defined space in STRATTEC de Mexico Plant No. 2 located in Juarez, Mexico. Financial results for SPA are consolidated in STRATTEC’s financial statements. For fiscal years ending 2013 and 2012, SPA was profitable and represented $56.4 and $62.7 million, respectively, of our consolidated net sales.

NEXTLOCK LLC

During the fourth quarter of fiscal year 2013, we formed a new joint venture with Actuator Systems LLC called NextLock LLC. The initial capitalization of the joint venture was $1.5 million. The purpose of this joint venture is to assemble and sell the next generation of biometric security products based upon the designs of Actuator Systems. We expect that this joint venture will have minimal sales activity through calendar year 2013. STRATTEC owns 51% of this joint venture and its financial results will be accounted for on the equity method of accounting.

NextLock: Biometric Security Products

SEASONAL NATURE OF THE BUSINESS

The manufacturing of components used in automobiles is driven by the normal peaks and valleys associated with the automotive industry. Typically, the months of July and August are relatively slow as summer vacation shutdowns and model year changeovers occur at the automotive assembly plants. September volumes increase rapidly as each new model year

2013 STRATTEC Annual Report	10

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

7. ADAC Automotive, STRATTEC and STRATTEC POWER ACCESS

(Sales/Engineering Offices — Detroit, Michigan)1

8. WITTE Automotive — Velbert, Germany1

9. WITTE Automotive — Nejdek, Czech Republic1

10. VAST do Brasil — Sao Paulo, Brazil2

11. VAST Fuzhou — Fuzhou, China2

12. VAST China Co. Ltd. — Taicang, China2

13. VAST Japan — Tokyo, Japan (Branch Office)2

14. VAST Korea — Anyang, Korea (Branch Office)2

[1]	Members of VAST. 2 Units of VAST LLC joint venture.

ECONOMIC VALUE COMMITMENT

The underlying philosophy of our business and the means by which we measure our performance is Economic Value Added (EVA®). Simply stated, economic value is created when our business enterprise yields a return greater than the cost of capital we and our shareholders have invested in STRATTEC. The amount by which our return exceeds the cost of our capital is EVA®. In line with this philosophy, EVA® bonus plans are in effect for all our U.S. associates, outside directors and many of our Mexico-based salaried associates as an incentive to help positively drive the economic value of our business.

STRATTEC’s significant market presence is the result of over a 100-year commitment to creating quality products and systems that are responsive to changing needs. As technologies advance and markets grow, STRATTEC retains that commitment to meeting and exceeding the expectations of our customers, and providing economic value to our shareholders.

2013 STRATTEC Annual Report	11

12
2013 STRATTEC Annual Report

VEHICLE LIST

2014 VEHICLES

We are proud to be associated with many of the quality vehicles produced in North America and elsewhere. The following model year 2014 cars and light trucks are equipped with STRATTEC products.

CARS AND CAR BASED UTILITY VEHICLES

- Acura TL
- Aston Martin DB9 *
- Aston Martin Rapide *
- Aston Martin Vanquish *
- Aston Martin V8 Vantage *
- Aston Martin V12 Vantage *
- Aston Martin Zagato *
- Buick Alpheon *
- Buick Anthem *
- Buick Enclave
- Buick Encore *
- Buick Excelle *
- Buick Gentra *
- Buick GL8 *
- Buick LaCrosse *
- Buick Verano
- Buick Regal *
- Cadillac ATS *
- Cadillac CTS
- Cadillac ELR
- Cadillac SRX
- Cadillac XTS *
- Chevrolet Camaro
- Chevrolet Captiva *
- Chevrolet Corvette
- Chevrolet Cruze *
- Chevrolet Equinox
- Chevrolet Impala
- Chevrolet Malibu
- Chevrolet Orlando *
- Chevrolet Sonic *
- Chevrolet SS *
- Chevrolet Traverse
- Chevrolet Volt
- Chrysler 200
- Chrysler 300
- Daewoo Gentra *
- Dodge Avenger
- Dodge Challenger
- Dodge Charger
- Dodge Dart
- Dodge Journey
- Fiat Freemont
- Ford Edge
- Ford Fiesta
- Ford Flex
- Ford Focus
- Ford Fusion
- Ford Mustang
- Ford Taurus
- GMC Acadia
- GMC Terrain
- Holden Commodore *
- Jeep Cherokee
- Jeep Compass
- Jeep Patriot
- Lancia Flavia
- Lancia Thema
- Lincoln MKS
- Lincoln MKT
- Lincoln MKX
- Lincoln MKZ
- Opel Ampera *
- Opel Antara *
- Opel Astra *
- Opel Astra Van *
- Opel Insignia *
- Opel Meriva *
- Opel Zafira *
- SRT Viper

LIGHT TRUCKS, VANS AND SPORT UTILITY VEHICLES

- Acura MDX
- Cadillac Escalade
- Cadillac Escalade ESV
- Cadillac Escalade EXT
- Chevrolet Avalanche
- Chevrolet Colorado *
- Chevrolet Express Van
- Chevrolet Silverado Pickup
- Chevrolet Suburban
- Chevrolet Tahoe
- Chevrolet Trail Blazer *
- Chevrolet Trax *
- Chrysler Town & Country
- Dodge Durango
- Dodge Grand Caravan
- Ford C-Max
- Ford Escape
- Ford Expedition
- Ford Explorer
- Ford F-Series Pickup
- Ford F-Series Super Duty Pickup
- Ford Kuga *
- Ford Transit
- GMC Canyon *
- GMC Savana
- GMC Sierra Pickup
- GMC Yukon and Yukon XL
- Honda Pilot
- Jeep Cherokee
- Jeep Grand Cherokee
- Jeep Wrangler/Wrangler Unlimited
- Kia Sedona *
- Lancia Grand Voyager
- Lincoln C-CUV
- Lincoln Mark LT
- Lincoln Navigator
- Nissan Titan
- Ram 1500/2500/3500 Pickup

* Vehicles produced outside of North America, or both in and outside North America.

2013 STRATTEC Annual Report	12

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Discussion and Analysis should be read in conjunction with STRATTEC SECURITY CORPORATION’s accompanying Financial Statements and Notes thereto. Unless otherwise indicated, all references to years or quarters refer to fiscal years or fiscal quarters.

EXECUTIVE OVERVIEW

Historically, a significant portion of our total net sales are to domestic automotive OEMs (General Motors, Ford and Chrysler). During the past decade these customers lost North American market share to the New Domestic automotive manufacturers (primarily the Japanese and Korean automotive manufacturers). In addition to our customers’ market share, our financial performance depends in large part on conditions in the overall automotive industry, which in turn, is dependent upon the U.S. and global economies. During fiscal years 2013, 2012 and 2011, the domestic automotive OEMs together represented 66 percent, 68 percent and 66 percent, respectively, of our total sales.

Our financial results for fiscal year 2013 reflected continued improvement over the prior years. Fiscal 2013 net sales were $298 million compared to $279 million in 2012 and $261 million in 2011. Net income attributable to STRATTEC for fiscal 2013 was $9.4 million compared to $8.8 million in 2012 and $5.4 million in 2011. The financial health of our three largest customers continued to improve in fiscal year 2013. General Motors, Ford and Chrysler continued to report profitable results after implementing significant restructuring plans that modified their cost structures by closing manufacturing facilities, reducing benefits and wages and eliminating certain models and brands in 2009 and 2010.

As we look out into the future, the July 2013 projections from our third-party forecasting service indicate that North American light vehicle production will show steady improvement for the next five years. By model year, based on these projections we are expecting a 2013 build of 15.7 million vehicles, 16.3 million vehicles for 2014, 16.5 million vehicles for 2015, 17.3 million vehicles for 2016 and 17.9 million vehicles for 2017. As part of this third party projection, General Motors Company and Ford Motor Company are expected to experience modest increases in their production levels during this time period. Chrysler Group LLC is expected to decrease production in model years 2014 through 2017, primarily due to the forecasting uncertainty and risk in Fiat’s future vehicle product plans for the Chrysler Group. Of course, all of these forecasts are subject to variability based on what happens in the overall North American and global economies, especially as it relates to the current levels of employment, availability of consumer credit, home equity values, fluctuating fuel prices and other key factors that we believe could determine whether consumers can or will purchase new vehicles.

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

RESULTS OF OPERATIONS

The following is a discussion and analysis of our financial position and results of operations for the years ended June 30, 2013 and July 1, 2012.

2013 STRATTEC Annual Report	13

MANAGEMENT’S DISCUSSION AND ANALYSIS

2013 Compared to 2012

	Years Ended
	June 30, 2013	July 1, 2012
Net sales (in millions)	$298.2	$279.2

Net Sales to each of our customers or customer groups in the current year and prior year were as follows (in millions):

	Years Ended
	June 30, 2013	July 1, 2012
Chrysler Group LLC	$95.5	$90.8
General Motors Company	57.0	64.6
Ford Motor Company	44.8	33.9
Tier 1 Customers	57.4	45.8
Commercial and Other OEM Customers	33.2	29.7
Hyundai / Kia	10.3	14.4

Total	$298.2	$279.2

Increased sales to Chrysler Group LLC and Ford Motor Company in the current year were primarily due to increased customer vehicle production volumes on models for which we supply components. New product content also contributed to the increased sales to Ford Motor Company. The reduction in sales to General Motors Company in the current year was primarily attributed to business we lost to other suppliers during the latter half of the 2012 model year, partially offset by higher production on other General Motors vehicles for which we continue to supply components. Increased sales to Tier 1, Commercial and Other OEM customers in the current year primarily related to market growth and the increasing impact of other vehicle access control products, such as latches, fobs and driver controls, which we have developed in recent years to complement our historic core lock and key access control products. The reduction in sales to Hyundai / Kia in the current year was principally due to lower customer vehicle production volumes on models for which we supply components and the discontinuation of a vehicle model for which we had been supplying components.

	Years Ended
	June 30, 2013	July 1, 2012
Gross profit as a percentage of net sales	18.1%	18.0%

During 2013, we experienced favorable overhead absorption of our fixed manufacturing costs resulting from favorable customer production volumes of most of the vehicles for which we supply components and reduced warranty expense. These favorable impacts on our gross profit margin were mostly offset by a less favorable product content sales mix, higher expense provisions for our pension plan during 2013 as compared to 2012 and an unfavorable Mexican peso to U.S. dollar exchange rate affecting the U.S. dollar cost of our Mexican operations. Warranty provision credits totaled $400,000 in 2013 compared to warranty provisions of $2.1 million in 2012. The current year warranty provision credits included the impact of favorable adjustments for warranty claims settled during the year. Historically, we had experienced relatively low warranty charges from our customers due to our contractual arrangements and improvements in the quality, reliability and durability of our products. In recent fiscal periods, our largest customers extended the warranty protection for their vehicles and have since demanded higher warranty cost sharing arrangements from their suppliers, including STRATTEC. The 2012 warranty provisions included additional accruals to address the warranty exposure related to the demand for higher warranty cost sharing. We froze our defined benefit pension plan for future benefit accruals effective January 1, 2010. Expense provisions for our pension plan increased approximately $2.1 million during the current year as compared to the prior year due to to lower bond returns which resulted in a lower discount rate and lower expected return on invested assets as of the end of fiscal 2013 in comparison to the same measurements at the end of fiscal year 2012. Approximately $1.5 million of this $2.1 million increase impacted overhead costs. The average U.S. dollar/Mexican peso exchange rate decreased to approximately 12.82 pesos to the dollar in the current year from approximately 13.12 pesos to the dollar in the prior year. This resulted in increased U.S. dollar costs related to our Mexican operations of approximately $756,000 in the current year compared to the prior year.

Engineering, Selling and Administrative Expenses in the current year and prior year were as follows:

	Years Ended
	June 30, 2013	July 1, 2012
Expenses (in millions)	$34.9	$33.9
Expenses as a percentage of net sales	11.7%	12.1%

2013 STRATTEC Annual Report	14

MANAGEMENT’S DISCUSSION AND ANALYSIS

The major contributor to the increase in engineering, selling and administrative expenses was a higher expense provision for our frozen defined benefit pension plan as discussed above. Expense provisions for our pension plan increased engineering, selling and administrative costs approximately $630,000 in the current year as compared to the prior year.

During 2013, SERP benefits of approximately $5.8 million were cash settled using Rabbi trust assets and current cash balances. We incurred a related pre-tax settlement charge to operations of approximately $2.1 million as a result of the requirement to expense a portion of the unrealized actuarial losses in connection with the settlement of the SERP obligation. The charge had no effect on our aggregate equity balance because the unrealized actuarial losses were previously recognized during prior periods in accumulated other comprehensive loss. Accordingly, the effect of the settlement charge on our retained earnings was offset by a corresponding reduction in accumulated other comprehensive loss.

Income from operations in the current year was $16.8 million compared to $16.3 million in the prior year. This change was the result of the increase in sales and gross profit margin in the current year over the prior year as discussed above, partially offset by the $2.1 million SERP settlement charge discussed above.

Equity loss of joint ventures was $225,000 in the current year compared to $1.1 million in the prior year. During 2012 our joint ventures in China and Brazil incurred relocation costs associated with moves to new facilities and start-up costs associated with a new product line. These relocation costs and start-up costs continued for VAST China primarily during the first half of 2013 and, accordingly, these costs resulted in STRATTEC incurring an equity loss of joint ventures in both 2013 and 2012. The facility moves have been completed. In addition, the 2012 equity loss also included a goodwill impairment charge relating to VAST China. STRATTEC’s portion of this impairment charge totaled $284,000.

Included in other income, net in the current year and prior year were the following items (in thousands):

	Years Ended
	June 30, 2013	July 1, 2012
Foreign currency transaction (loss) gain	$(395)	$1,369
Rabbi Trust gain	164	24
Unrealized gain (loss) on Mexican peso option contracts	395	(640)
Realized loss on Mexican peso option contracts	(12)	(420)
Other	177	249

	$329	$582

Foreign currency transaction gains and losses resulted from activity associated with foreign denominated assets held by our Mexican subsidiaries. In the prior fiscal year, the Mexican peso devalued to the U.S. dollar creating both foreign currency transaction gains and unrealized losses on our Mexican peso currency option contracts. In the current year, the Mexican peso appreciated to the U.S. dollar resulting in foreign currency transaction losses. Our Rabbi Trust funds our supplemental executive retirement plan. The investments held in the Trust are considered trading securities.

Our effective income tax rate for 2013 was 31.8 percent compared to 22.7 percent in 2012. Both the 2013 and 2012 tax rates were impacted by a lower effective tax rate for income subject to tax in Mexico as compared to the effective tax rate for income subject to tax in the U.S. The major contributors to the change in the effective rate between years were an increase in income subject to tax in the U.S. and the impact of the non-controlling interest. The non-controlling interest impacts the effective tax rate as the ADAC-STRATTEC LLC and STRATTEC POWER ACCESS LLC entities are partnerships for U.S. tax purposes.

2012 Compared to 2011

	Years Ended
	July 1, 2012	July 3, 2011
Net sales (in millions)	$279.2	$260.9

Our 2012 fiscal year was the typical 52 weeks while our 2011 fiscal year was 53 weeks. The impact of the additional week of customer shipments increased sales during our 2011 fiscal year by approximately $4.5 million. The 2011 net sales were reduced by $650,000 resulting from an adjustment for certain agreed upon customer price concessions. Net sales to each of our customers or customer groups in 2012 and 2011 were as follows (in millions):

	Years Ended
	July 1, 2012	July 3, 2011
Chrysler Group LLC	$90.8	$80.9
General Motors Company	64.6	63.6
Ford Motor Company	33.9	26.9
Tier 1 Customers	45.8	38.2
Commercial and Other OEM Customers	29.7	35.6
Hyundai / Kia	14.4	15.7

Total	$279.2	$260.9

2013 STRATTEC Annual Report	15

MANAGEMENT’S DISCUSSION AND ANALYSIS

Increased sales to Chrysler Group LLC and Ford Motor Company in 2012 were primarily due to increased customer vehicle production volumes on models for which we supply components. New product content also contributed to the increased sales to Ford Motor Company. Included in the 2011 sales to General Motors were $3.0 million of Sales to Nexteer Automotive, formerly a unit of Delphi Corporation, which was owned by General Motors through December 2, 2010. 2011 sales to Nexteer Automotive subsequent to December 2, 2010 totaled $4.6 million. Sales to Nexteer Automotive in 2012 totaled $5.7 million and are included in sales to Tier 1 customers. Increased sales to Tier 1 customers in 2012 primarily related to market growth in latches, fobs and driver controls, which we developed in recent years to complement our historic core lock and key access control products. The decrease in sales to commercial and other OEM customers in 2012 represents programs for which we no longer supply products. The reduction in sales to Hyundai / Kia in 2012 was principally due to lower customer vehicle production volumes of the vehicles for which we supply components.

	Years Ended
	July 1, 2012	July 3, 2011
Gross profit as a percentage of net sales	18.0%	16.2%

The higher gross profit margin in 2012 was primarily the result of favorable customer vehicle production volumes which resulted in more favorable absorption of our fixed manufacturing costs, a favorable Mexican Peso to U.S. dollar exchange rate affecting the U.S. dollar cost of our Mexican operations, a reduction in warranty expense and ongoing cost reduction initiatives. These favorable impacts were partially offset by a less favorable product content sales mix and higher purchased raw material costs for zinc and brass during 2012 as compared to 2011. The 2011 gross profit margins were also negatively impacted by a $650,000 adjustment we made in connection with certain agreed upon customer price concessions. The average U.S. dollar/Mexican peso exchange rate increased to approximately 13.12 pesos to the dollar in 2012 from approximately 12.25 pesos to the dollar in 2011. This resulted in decreased U.S. dollar costs related to our Mexican operations of approximately $2.3 million in 2012 compared to 2011. Warranty provisions totaled $2.1 million in 2012 compared to $2.8 million in 2011. Historically, we had experienced relatively low warranty charges from our customers due to our contractual arrangements and improvements in the quality, reliability and durability of our products. In recent fiscal periods, our largest customers extended the warranty protection for their vehicles and have since demanded higher warranty cost sharing arrangements from their suppliers, including STRATTEC. The 2012 and 2011 warranty provisions included additional accruals to address the warranty exposure related to the demand for higher warranty cost sharing. The 2011 provision also included $1.15 million related to our share of costs associated with a customer’s specific warranty claim involving one of our products. The average zinc price paid per pound increased to $1.06 in 2012 from $1.02 in 2011. We have negotiated raw material price adjustment clauses with certain, but not all, of our customers to offset some of the market price fluctuations in the cost of zinc. During 2012, we used approximately 10.8 million pounds of zinc. Increased zinc costs, net of raw material price adjustments received from certain customers, totaled approximately $250,000 in 2012 compared to 2011. The average brass price paid per pound increased to $4.11 in 2012 from $3.93 in 2011. During 2012, we used approximately 905,000 pounds of brass. This resulted in increased brass costs of approximately $170,000 in 2012 compared to 2011.

	Years Ended
	July 1, 2012	July 3, 2011
Engineering, selling and administrative expenses (in millions)	$33.9	$33.4

Increased operating expenses due to higher expense provisions for the accrual of bonuses earned under our EVA® Incentive Bonus Plans in 2012 as compared to 2011 were offset by an additional week of expense in 2011 as a result of a 53 week fiscal year.

Income from operations in 2012 was $16.3 million compared to $8.7 million in 2011. This improvement was primarily the result of the increase in sales and gross profit margin as discussed above.

Equity loss of joint ventures was $1.1 million in 2012 compared to equity earnings of $1.2 million in 2011. During 2012 our joint ventures in China and Brazil both incurred relocation costs associated with moves to new facilities and start-up costs associated with a new product line. Both of these items resulted in STRATTEC incurring an equity loss of joint ventures in 2012 compared to 2011 in which STRATTEC had equity earnings from joint ventures. In addition, the 2012 equity loss also included a goodwill impairment charge relating to VAST China. STRATTEC’s portion of this impairment charge amounted to $284,000.

2013 STRATTEC Annual Report	16

Included in other income, net in 2012 and 2011 were the following items (in thousands):

	Years Ended
	July 1, 2012	July 3, 2011
Foreign currency transaction gain (loss)	$1,369	$(836)
Rabbi Trust gain	24	384
Unrealized (loss) gain on Mexican peso option contracts	(640)	245
Realized (loss) gain on Mexican peso option contracts	(420)	33
Other	249	394

	$582	$220

Foreign currency transaction gains and losses resulted from activity associated with foreign denominated assets held by our Mexican subsidiaries. In 2012, the Mexican peso devalued to the U.S. dollar creating both foreign currency transaction gains and unrealized losses on our Mexican peso currency option contracts which we entered into in January and August 2011. Our objective in entering into these currency option contracts was to minimize our earnings volatility resulting from changes in exchange rates affecting the U.S. dollar cost of our Mexican operations. Unrealized losses recognized as a result of mark-to-market adjustments as of July 1, 2012 totaled approximately $395,000. Our Rabbi Trust funds our supplemental executive retirement plan. The investments held in the Trust are considered trading securities.

Our effective income tax rate for 2012 was 22.7 percent compared to 25.1 percent in 2011. Both the 2012 and 2011 tax rates were impacted by a lower effective tax rate for income subject to tax in Mexico as compared to the effective tax rate for income subject to tax in the U.S. As of July 1, 2012, we had a valuation allowance of $177,000 related to our assessment of the future realization of certain capital loss carry-forward benefits.

LIQUIDITY AND CAPITAL RESOURCES

Our primary source of cash flow is from our major customers, which include Chrysler Group LLC, General Motors Company and Ford Motor Company. As of the date of filing this Annual Report with the Securities and Exchange Commission, all of our customers are making payments on their outstanding accounts receivable in accordance with the payment terms included on their purchase orders. A summary of our outstanding receivable balances from our major customers as of June 30, 2013 was as follows (in millions of dollars):

Chrysler	$15.7
General Motors	$8.7
Ford	$6.5

We earn a portion of our operating income in Mexico, which is deemed to be permanently reinvested. As of June 30, 2013, $9.2 million of our $20.3 million cash and cash equivalents balance was held by our foreign subsidiaries in Mexico. Cash balances in Mexico will be used for future capital expenditures and future plant expansion in Mexico. We currently do not intend nor foresee a need to repatriate these funds. We expect existing domestic cash and cash equivalents and cash flows from operations to continue to be sufficient to fund our operating activities and cash commitments for investing and financing activities, such as regular quarterly dividends and capital expenditures, for at least the next 12 months and thereafter for the foreseeable future. Should we require more capital in the U.S. than is generated by our operations domestically, for example to fund significant discretionary activities, such as acquisitions of businesses and share repurchases, we could elect to repatriate future earnings from foreign jurisdictions or raise capital in the U.S. through borrowings under our revolving credit facility. These alternatives could result in higher effective tax rates, increased interest expense, or other dilution of our earnings.

Cash flow provided by operating activities was $15.7 million in 2013 compared to $17.2 million in 2012. Cash flows from operating activities decreased in the current year compared to the prior year primarily due to increased working capital requirements in the current year as compared to the prior year and the cash settlement of SERP benefits in the current year. Net income and the impact of non-cash items such as depreciation, unrealized gains and losses on foreign currency contracts, foreign currency transaction gains and losses and loss on settlement of pension obligations, as detailed in the Statements of Cash Flows, increased approximately $6.0 million in the current year as compared to the prior year. Cash used for working capital requirements increased approximately $7.6 million in the current year as compared to the prior year. The major contributors to the current year increased working capital requirements were increased inventory balances, the cash settlement of SERP benefits and payments made under our incentive bonus

2013 STRATTEC Annual Report	17

MANAGEMENT’S DISCUSSION AND ANALYSIS

plans. Inventory balances increased approximately $3.1 million during the current year due to new program launches and related purchased content with longer supply chain lead times. The cash settlement of SERP benefits totaled approximately $5.8 million resulting in a reduction of accrued payroll and benefit balances. $3.0 million of the Rabbi trust assets were utilized for the cash settlement resulting in a reduction of other current asset balances. Current year operating cash flow was also impacted by an August 2012 payment of approximately $5.2 million in bonuses, which were earned during fiscal 2012 under our incentive bonus plans. Bonus payments in August 2011, which were earned during fiscal 2011 under our incentive bonus plans, totaled approximately $4.3 million. Contributions made to our qualified pension plan totaled $3.0 million in 2013 and $2.0 million in 2012.

The accrued pension obligations balance at June 30, 2013 includes only our SERP while the balance at July 1, 2012 includes our qualified plan and our SERP. Our qualified plan balance at June 30, 2013 is included in other long-term assets. The change in the accrued pension obligations balance during 2013 is the result of the net impact of pension contributions, the actuarially calculated pension expense and the impact of the change in the funded status of the plans due to stronger than projected returns on plan assets and an increase in the discount rate between periods. The 2013 pre-tax changes in plan assets and benefit obligations recognized in other comprehensive income decreased our accrued pension obligation balance by approximately $18.8 million and increased our other long-term assets balance by approximately $2.0 million at June 30, 2013 compared to July 1, 2012. The resulting tax impact decreased our deferred income tax asset balance by $7.9 million at our 2013 year end in comparison to the end of our prior year.

During 2013, our portion of capital contributions made to VAST LLC in support of general operating expenses totaled $200,000. During both the current year and prior year, the VAST joint venture in China incurred relocation costs associated with moves to a new facility and start-up costs associated with a new product line. These relocation costs and start-up costs have been financed by operating cash flow from VAST China along with external financing secured from three local Chinese banks. We currently anticipate VAST China has adequate debt facilities in place over the next fiscal year to cover future operating and capital requirements.

Capital expenditures were $12.5 million in 2013 compared to $13.6 million in 2012. Expenditures were primarily in support of requirements for new product programs, expansion of our Juarez, Mexico facility, and the upgrade and replacement of existing equipment. We anticipate capital expenditures will be approximately $9 million to $10 million in fiscal 2014 in support of requirements for new product programs and the upgrade and replacement of existing equipment.

Our Board of Directors has authorized a stock repurchase program to buy back outstanding shares of our common stock. Shares authorized for buy back under the program totaled 3,839,395 at June 30, 2013. A total of 3,655,322 shares have been repurchased over the life of the program through June 30, 2013, at a cost of approximately $136.4 million. No shares were repurchased during fiscal 2013 or 2012. Additional repurchases may occur from time to time and are expected to continue to be funded by cash flow from operations and current cash balances. At this time, we anticipate minimal or no stock repurchase activity in fiscal year 2014.

STRATTEC has a $25 million secured revolving credit facility (“STRATTEC Credit Facility”) with BMO Harris Bank N.A. The STRATTEC Credit Facility expires August 1, 2014. ADAC-STRATTEC LLC has a $5 million secured revolving credit facility (“ADAC-STRATTEC Credit Facility”) with BMO Harris Bank N.A, which is guaranteed by STRATTEC. The ADAC-STRATTEC Credit Facility expires June 28, 2015. Any borrowings under either of the credit facilities will be secured by our U.S. cash balances, accounts receivable, inventory and fixed assets located in the U.S. Interest on borrowings under these credit facilities is at varying rates based, at our option, on the London Interbank Offering Rate plus 1.0 to 1.75 percent or the bank’s prime rate. Both credit facilities contain a restrictive financial covenant that requires the maintenance of a minimum net worth level. The ADAC-STRATTEC credit facility includes an additional restrictive financial covenant that requires the maintenance of a minimum fixed charge coverage ratio. There were no outstanding borrowings under the STRATTEC Credit Facility at June 30, 2013 or July 1, 2012. There were no borrowings under the STRATTEC Credit Facility during 2013, 2012 or 2011. Borrowings under the ADAC-STRATTEC Credit Facility totaled $2.25 million at June 30, 2013. The average outstanding borrowings and weighted average interest rate on the ADAC-STRATTEC Credit Facility loans were approximately $1.7 million and 1.99 percent, respectively, during fiscal 2013. There were no borrowings under the ADAC-STRATTEC Credit Facility during 2012 or 2011. We believe that the credit facilities are adequate, along with existing cash balances and cash flow from operations, to meet our anticipated capital expenditure, working capital, dividend and operating expenditure requirements.

Over the past several years, we have been impacted by rising health care costs, which have increased our cost of associate medical coverage. A portion of these increases have been offset by plan design changes and associate wellness initiatives. We have also been impacted by fluctuations in the market price of zinc and brass and inflation in Mexico, which impacts the U. S. dollar costs of our Mexican operations. We have negotiated raw material price adjustment clauses with certain, but not all, of our customers to offset some of the market price fluctuations in the cost of zinc. Moreover, in January 2011 and August 2011, we entered into agreements with Bank of

2013 STRATTEC Annual Report	18

MANAGEMENT’S DISCUSSION AND ANALYSIS

Montreal that provided for two weekly Mexican peso currency option contracts to cover a portion of our weekly estimated peso denominated operating costs. The contracts with Bank of Montreal expired June 28, 2013. The two weekly option contracts were for equivalent notional amounts. The contracts that were effective during fiscal 2011 and 2012 expired July 6, 2012, and provided for the purchase of Mexican pesos at a U.S. dollar / Mexican peso exchange rate of 11.85 if the spot rate at the weekly expiry date was below 11.85 or for the purchase of Mexican pesos at a U.S. dollar / Mexican peso exchange rate of 12.85 if the spot rate at the weekly expiry date was above 12.85. Additional contracts that were effective during fiscal 2013 expired June 28, 2013 and provided for the purchase of Mexican pesos at an average U.S. dollar / Mexican peso exchange rate of 12.40 if the spot rate at the weekly expiry date was below an average of 12.40 or for the purchase of Mexican pesos at an average U.S. dollar / Mexican peso exchange rate of 13.40 if the spot rate at the weekly expiry date was above an average of 13.40. Our objective in entering into these currency option contracts was to minimize our earnings volatility resulting from changes in exchange rates affecting the U.S. dollar cost of our Mexican operations. The Mexican peso option contracts were not used for speculative purposes and were not designated as hedges. As a result, all currency option contracts were recognized in our accompanying consolidated financial statements at fair value and changes in the fair value of the currency option contracts were reported in current earnings as part of Other Income, net. The premiums paid and received under the weekly Mexican peso currency option contracts netted to zero. As a result, premiums related to the contracts did not impact our earnings. No Mexican peso currency option contracts were outstanding as of June 30, 2013.

The fair market value of all outstanding Mexican peso option contracts in the accompanying Consolidated Balance Sheets was as follows (thousands of dollars):

	June 30, 2013	July 1, 2012
Not Designated as Hedging Instruments:
Other Current Liabilities:
Mexican Peso Option Contracts	$—	$(395)

The pre-tax effects of the Mexican peso option contracts on the accompanying Consolidated Statements of Income and Comprehensive Income (Loss) consisted of the following (thousands of dollars):

	Other Income, net
	June 30, 2013	July 1, 2012
Not Designated as Hedging Instruments:
Realized Gain	$27	$18
Realized (Loss)	$(39)	$(438)
Unrealized Gain (Loss)	$395	$(640)

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Contractual obligations are as follows as of June 30, 2013 (thousands of dollars):

	Payments Due By Period
Contractual Obligation	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Operating Leases	$828	$526	$302	$—	$—
Other Purchase Obligations	22,496	11,546	8,772	2,178	—
Pension and Postretirement Obligations(a)	3,823	3,823	—	—	—

Total	$27,147	$15,895	$9,074	$2,178	$—

(a)

As disclosed in our Notes to Financial Statements, estimated cash funding related to our pension and postretirement benefit plans is expected to total $3.8 million in 2014. Because the timing of funding related to these plans beyond 2014 is uncertain, and is dependent on future movements in interest rates and investment returns, changes in laws and regulations, and other variables, pension and postretirement outflows beyond 2014 have not been included in the table above.

Liabilities recognized for uncertain tax benefits of $1.7 million are not presented in the table above due to uncertainty as to amounts and timing regarding future payments.

STRATTEC has a $25 million secured revolving credit facility with BMO Harris Bank N.A. ADAC-STRATTEC LLC has a $5 million secured revolving credit facility with BMO Harris Bank N.A., which is guaranteed by STRATTEC. There were no borrowings under STRATTEC’s credit facility at June 30, 2013. Borrowings under ADAC-STRATTEC’s credit facility totaled $2.25 million at June 30, 2013.

JOINT VENTURES AND MAJORITY OWNED SUBSIDIARIES

We participate in certain Alliance Agreements with WITTE Automotive (“WITTE”) and ADAC Automotive (“ADAC”). WITTE, of Velbert, Germany, is a privately held automotive supplier. WITTE

2013 STRATTEC Annual Report	19

MANAGEMENT’S DISCUSSION AND ANALYSIS

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

The VAST LLC investments are accounted for using the equity method of accounting. The activities related to the VAST LLC joint ventures resulted in equity loss of joint ventures to STRATTEC of approximately $147,000 during 2013 and $1.1 million during 2012, and equity earnings of joint ventures to STRATTEC of approximately $1.2 million during 2011. During 2012 our joint ventures in China and Brazil continued to incur relocation costs associated with moves to new facilities and start-up costs associated with a new product line. These relocation costs and start-up costs continued for VAST China primarily during the first half of 2013. These items resulted in STRATTEC incurring an equity loss from joint ventures in both 2013 and 2012. In addition, the 2012 equity loss also included a goodwill impairment charge relating to VAST China. STRATTEC’s portion of this impairment charge amounted to $284,000. Effective November 20, 2009, VAST LLC purchased the 40 percent non-controlling interest owned by its former partners in the joint ventures in China. Initially, a loan of $2.5 million was made by each partner, STRATTEC, WITTE and ADAC, to fund a portion of the purchase price. In December 2009, $1 million of each partner’s loan balance was repaid. During 2012, each partner’s outstanding principal and accrued interest balance of $1.5 million and $112,000, respectively, were terminated and converted to additional capital contributions by each partner in VAST LLC. During each of 2013 and 2012, cash capital contributions totaling $600,000 were made to VAST LLC in support of general operating expenses. STRATTEC’s portion of the cash capital contributions during each year totaled $200,000.

In fiscal year 2007, we established a new entity with ADAC forming ADAC-STRATTEC LLC, a Delaware limited liability company. The joint venture was created to establish injection molding and door handle assembly operations in Mexico. STRATTEC holds a 51 percent interest in ADAC-STRATTEC LLC. A Mexican entity, ADAC-STRATTEC de Mexico, exists and is wholly owned by ADAC-STRATTEC LLC. ADAC-STRATTEC LLC’s financial results are consolidated with the financial results of STRATTEC and resulted in increased net income to STRATTEC of approximately $1.1 million in 2013, approximately $1.7 million in 2012, and approximately $910,000 in 2011.

Effective November 30, 2008, STRATTEC established a new entity, STRATTEC POWER ACCESS LLC (“SPA”), which is 80 percent owned by STRATTEC and 20 percent owned by WITTE. SPA supplies the North American portion of the power sliding door, lift gate and deck lid system access control products which were acquired from Delphi Corporation. The financial results of SPA are consolidated with the financial results of STRATTEC and resulted in increased net income to STRATTEC of approximately $1.0 million in 2013, approximately $2.6 million in 2012, and approximately $2.5 million in 2011.

On April 5, 2013, we acquired a 51 percent ownership interest in NextLock LLC, a newly formed joint venture which will introduce a new generation of biometric security products based upon the designs of Actuator Systems LLC, our partner and the owner of the remaining 49 percent interest. The initial capitalization of the NextLock joint venture totaled $1.5 million. STRATTEC’s portion of the initial capitalization totaled $765,000. During the first half of fiscal 2014, we anticipate the NextLock joint venture will incur start-up costs and losses. We anticipate shipments of the new biometric security products to begin during the second half of fiscal 2014. The equity investment in NextLock for which we exercise significant influence but do not control and are not the primary beneficiary, is accounted for using the equity method. The activities related to NextLock resulted in equity loss of joint ventures to STRATTEC of approximately $78,000 during 2013.

OTHER MATTERS

Health care reform legislation was recently enacted by the Federal government. Changes to this legislation and modifications on effective dates for this legislation are ongoing. We are

2013 STRATTEC Annual Report	20

currently evaluating the legislation to determine its effects on our plan structure, future operating results and financial position.

MANAGEMENT’S DISCUSSION AND ANALYSIS

CRITICAL ACCOUNTING POLICIES

We believe the following represents our critical accounting policies:

Pension and Postretirement Health Benefits—Pension and postretirement health obligations and costs are developed from actuarial valuations. The determination of the obligation and expense for pension and postretirement health benefits is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in the Notes to Financial Statements and include, among others, the discount rate, expected long-term rate of return on plan assets, retirement age, rates of increase in compensation and health care costs. We evaluate and update all of the assumptions annually on June 30, the measurement date. Refer to Notes to Financial Statements for the impact of the pension and postretirement plans on our financial statements.

We determine the discount rate used to measure plan liabilities using prevailing market rates of a large population of high-quality, non-callable, corporate bonds currently available that, if the obligation was settled at the measurement date, would provide the necessary future cash flows to pay the benefit obligation when due. Using this methodology, we determined a discount rate of 5.02 percent to be appropriate as of June 30, 2013, which is an increase of 0.46 percentage points from the rate of 4.56 percent used at June 30, 2012. The impact of this change decreased our year-end 2013 projected pension benefit obligations by approximately $5.2 million, the year-end 2013 accumulated pension benefit obligations by approximately $5.1 million and the year-end 2013 accumulated postretirement obligation by approximately $55,000. This change is also expected to decrease our 2014 pension expense by $455,000 and increase our postretirement expense by $4,000. Our pension expense increases as the discount rate decreases. Lowering our 2013 discount rate assumption by 50 basis points would have increased our 2013 pension expense by approximately $580,000.

A significant element in determining the pension expense is the expected return on plan assets. Our assumption for the expected return on plan assets is based on historical results for similar allocations among asset classes and was 8.0 percent for 2011, 7.8 percent for 2012 and 7.5 percent for 2013. This assumption remained at 7.5 percent for 2014. The changes to this assumption had no impact on the expected return on plan assets in 2011 and reduced the expected return on plan assets by approximately $165,000 in 2012 and $245,000 in 2013. Refer to Notes to Financial Statements for additional information on how this rate was determined. Pension expense increases as the expected rate of return on plan assets decreases. Lowering the 2013 expected rate of return assumption for our plan assets by 50 basis points would have increased our 2013 pension expense by approximately $410,000.

The difference between the expected return and actual return on plan assets is deferred and, under certain circumstances, amortized over future years of service. Therefore, the deferral of past asset gains and losses ultimately affects future pension expense. This is also the case with changes to actuarial assumptions, including discount rate assumptions, pay rate assumptions, mortality assumptions, turnover assumptions and other demographic assumptions. As of June 30, 2013, we had $28 million of net unrecognized pension actuarial losses, which included deferred asset gains of $2 million. As of June 30, 2013, we had unrecognized postretirement actuarial losses of $7 million. These amounts represent potential future pension and postretirement expenses that would be amortized over average future service periods. The average remaining service period is about 8 years for the pension and postretirement plans.

During fiscal years 2013, 2012 and 2011, we contributed $3 million, $2 million and $2 million, respectively, to our qualified pension plan. Future pension contributions are expected to be approximately $3 million annually depending on market conditions. We have evaluated the potential impact of the Pension Protection Act including provisions of MAP-21 (Moving Ahead for Progress in the 21st Century Act) (the “Acts”), which was passed into law on August 17, 2006 and July 6, 2012 respectively, on future pension plan funding requirements based on current market conditions. The Acts have not had and are not anticipated to have in future periods a material effect on our level of future funding requirements or on our liquidity and capital resources.

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

2013 STRATTEC Annual Report	21

Statements for an analysis of the impact of a one percent change in the trend rate.

MANAGEMENT’S DISCUSSION AND ANALYSIS

As of January 1, 2010, the postretirement health care benefit plan was amended to limit future eligible retirees’ benefits under the plan to $4,000 per year for a maximum of five years. This change decreased 2011 postretirement expense by approximately $645,000.

While we believe that the assumptions used to determine our pension and postretirement health obligations and expenses are appropriate, significant differences in the actual experience or significant changes in the assumptions may materially affect the amounts of these obligations and the related future expense.

Liability for Uncertain Tax Positions—We are subject to income taxation in many jurisdictions around the world. Significant management judgment is required in the accounting for income tax contingencies because the outcomes are often difficult to determine. We are required to measure and recognize uncertain tax positions that we have taken or expect to take in our income tax returns. The benefit of an uncertain tax position can only be recognized in the financial statements if management concludes that it is more likely than not that the position will be sustained with the tax authorities. For a position that is likely to be sustained, the benefit recognized in the financial statements is measured at the largest amount that is greater than 50 percent likely of being realized. A reserve is established for the difference between a position taken in an income tax return and the amount recognized in the financial statements. Refer to the discussion of Income Taxes included in the Notes to Financial Statements included within this 2013 Annual Report.

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

Environmental Reserve—We have a liability recorded related to the estimated costs to remediate a site at our Milwaukee facility, which was contaminated by a solvent spill from a former above ground solvent storage tank occurring in 1985. The recorded environmental liability balance involves judgment and estimates. Our reserve estimate is based on a third party assessment of the costs to adequately cover the cost of active remediation of the contamination at this site. Actual costs might vary from this estimate for a variety of reasons including changes in laws and changes in the assessment of the level of remediation actually required at this site. Therefore, future changes in laws or the assessment of the level of remediation required could result in changes in our estimate of the required liability. Refer to the discussion of Commitments and Contingencies included in the Notes to Financial Statements included within this 2013 Annual Report.

Warranty Reserve—We have a warranty liability recorded related to our exposure to warranty claims in the event our products fail to perform as expected, and we may be required to participate in the repair costs incurred by our customers for such products. The recorded warranty liability balance involves judgment and estimates. Our liability estimate is based on an analysis of historical warranty data as well as current trends and information, including our customers’ recent extension of their warranty programs. Actual warranty costs might vary from estimates due to the level of actual claims varying from our claims experience and estimates. Therefore, future actual claims experience could result in changes in our estimates of the required liability. Refer to the discussion of Warranty Reserve under Organization and Summary of Significant Accounting Policies included in the Notes to Financial Statements included within this 2013 Annual Report.

Incurred But Not Reported Claim Reserve for Self-Insured Health Plans—We have self-insured medical and dental plans covering all eligible U.S. associates. The expected ultimate cost of claims incurred under these plans is subject to judgment and estimation. We estimate the ultimate expected cost of claims incurred under these plans based upon the aggregate liability for reported claims and an estimated additional liability for claims incurred but not reported. Our estimate of claims incurred but not reported is based on an analysis of historical data, current trends related to claims and health care costs and information available from our third-party administrator. Actual ultimate costs may vary from estimates due to variations in actual claims experience from past trends and large unexpected claims being filed. Therefore, changes in claims experience and large unexpected claims could result in changes to our estimate of the claims incurred but not reported liabilities. Refer to the discussion of Self Insurance Plans under Organization and Summary of Significant Accounting Policies included in the Notes to Financial Statements included within this 2013 Annual Report.

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

2013 STRATTEC Annual Report	22

within this 2013 Annual Report.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Excess and Obsolete Inventory Reserve—We record a reserve for excess and obsolete inventory based on historical and estimated future demand and market conditions. The reserve level is determined by comparing inventory levels of individual materials and parts to historical usage and estimated future sales by analyzing the age of the inventory, in order to identify specific material and parts that are unlikely to be sold. Technical obsolescence and other known factors are also considered in evaluating the reserve level. Actual future write-offs of inventory may differ from estimates and calculations used to determine reserve levels due to changes in customer demand, changes in technology and other factors. Refer to the discussion of Inventories under Organization and Summary of Significant Accounting Policies included in the Notes to Financial Statements included within this 2013 Annual Report.

Repair and Maintenance Supply Parts Reserve—We maintain an inventory of repair and maintenance parts in support of operations. This inventory includes critical repair parts for all production equipment as well as general maintenance items. The inventory of critical repair parts is required to avoid disruptions in our customers’ just-in-time production schedules due to lack of spare parts when equipment break-downs occur. Depending on maintenance requirements during the life of the equipment, excess quantities of repair parts arise. A repair and maintenance supply parts reserve is maintained to recognize the normal adjustment of inventory for obsolete and slow-moving repair and maintenance supply parts. Our evaluation of the reserve level involves judgment and estimates, which are based on a review of historical obsolescence and current inventory levels. Actual obsolescence may differ from estimates due to actual maintenance requirements differing from historical levels. This could result in changes to our estimated required reserve. Refer to the discussion of Repair and Maintenance Supply Parts under Organization and Summary of Significant Accounting Policies included in the Notes to Financial Statements included within this 2013 Annual Report.

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

NEW ACCOUNTING STANDARD

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU” or “Update”) 2013-02, “Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”, which adds new disclosure requirements for items reclassified out of accumulated other comprehensive income (“AOCI”). The Update is effective for annual reporting periods beginning after December 15, 2012 and requires that we present either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of AOCI based on its source and the income statement line items affected by the reclassification. We do not expect these new disclosure requirements to have a significant impact on our Consolidated Financial Statements.

RISK FACTORS

We recognize we are subject to the following risk factors based on our operations and the nature of the automotive industry in which we operate:

Loss of Significant Customers, Vehicle Content, Vehicle Models and Market Share—Sales to General Motors Company, Ford Motor Company and Chrysler Group LLC represented approximately 66 percent of our annual net sales (based on fiscal 2013 results) and, accordingly, these

2013 STRATTEC Annual Report	23

MANAGEMENT’S DISCUSSION AND ANALYSIS

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

Our major customers also have significant under-funded legacy liabilities related to pension and postretirement health care obligations. The loss in our major customers’ North American automotive market share to the New Domestic automotive manufacturers (primarily the Japanese and Korean automotive manufacturers) and/or a significant decline in the overall market demand for new vehicles may ultimately result in severe financial difficulty for these customers, including bankruptcy. If our major customers cannot fund their operations, we may incur significant write-offs of accounts receivable, incur impairment charges or require additional restructuring actions.

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

Financial Distress of Automotive Supply Base—During calendar years 2009 and 2010, deteriorating automotive industry conditions adversely affected STRATTEC and our supply base. Lower production levels at our major customers, volatility in certain raw material and energy costs and the global credit market crisis resulted in severe financial distress among many companies within the automotive supply base. During the above time frame, several automotive suppliers filed for bankruptcy protection or ceased operations. The potential continuation or renewal of financial distress within the supply base and suppliers’ inability to obtain credit from lending institutions could lead to commercial disputes and possible supply chain interruptions. In addition, the potential for future and/or continued adverse industry conditions may require us to provide financial assistance or other measures to ensure uninterrupted production. The continuation or renewal of these industry conditions could have a material adverse effect on our existing and future revenues and net income.

Shortage of Raw Materials or Components Supply—In the event of catastrophic acts of nature such as fires, tsunamis, hurricanes and earthquakes or a rapid increase in production demands, either we or our customers or other suppliers may experience supply shortages of raw materials or components. This could be caused by a number of factors, including a lack of production line capacity or manpower or working capital constraints. In order to manage and reduce the costs of purchased goods and services, we and others within our industry have been rationalizing and consolidating our supply base. As a result, there is greater dependence on fewer sources of supply for certain components and materials used in our products, which could increase the possibility of a supply shortage of any particular component. If any of our customers experience a material supply shortage, either directly or as a result of supply shortages at another supplier, that customer may halt or limit the purchase of our products. Similarly, if we or one of our own suppliers experience a supply shortage, we may become unable to produce the affected products if we cannot procure the components from another source. Such production interruptions could impede a ramp-up in vehicle production and could have a material adverse effect on our business, results of operations and financial condition.

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

2013 STRATTEC Annual Report	24

MANAGEMENT’S DISCUSSION AND ANALYSIS

anticipate and effectively manage certain risks inherent in international operations, including: enforcing agreements and collecting receivables through certain foreign legal systems, payment cycles of foreign customers, compliance with foreign tax laws, general economic and political conditions in these countries and compliance with foreign laws and regulations. The success of these joint venture operations may be impacted by our two partners’ ability to influence business decisions and therefore operating results of the joint ventures. These influences, as well as conflicts or disagreements with our joint venture partners, could negatively impact the operations and financial results of our joint venture investments, which could have an adverse impact on our financial results. In addition, failure of our partners to be able to continue to fund their portion of the joint venture operations could have a material adverse effect on the financial condition and financial results of our joint venture investments, which could have a material adverse effect on our financial results. The joint venture investments in China generated losses in 2012 and 2013 due to relocation costs associated with moves to a new facility and start-up costs associated with a new product line. These relocation costs and start-up costs have been financed internally and externally by VAST China. The impact of any future VAST China losses, along with planned capital expenditures in China, may result in the need for additional future capital contributions to fund the operations of these joint venture investments.

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

Disruptions Due to Work Stoppages and Other Labor Matters—Our major customers and many of their suppliers have unionized work forces. Work stoppages or slow-downs experienced by our customers or their suppliers could result in slow-downs or closures of assembly plants where our products are included in assembled vehicles. For example, strikes by a critical supplier called by the United Auto Workers led to extended shut-downs of most of General Motors’ North American assembly plants in February 2008 and in 1998. A material work stoppage experienced by one or more of our customers could have an adverse effect on our business and our financial results. In addition, all production associates at our Milwaukee facility are unionized. A sixteen-day strike by these associates in June 2001 resulted in increased costs as all salaried associates worked with additional outside resources to produce the components necessary to meet customer requirements. The current contract with our unionized associates is effective through June 29, 2014. We may encounter further labor disruption after the expiration date of this contract and may also encounter unionization efforts in our other plants or other types of labor conflicts, any of which could have an adverse effect on our business and our financial results. Labor contracts between General Motors Company, Ford Motor Company and Chrysler Group LLC and their unionized associates under the United Auto Workers expire in September and October 2015. In addition, their respective labor agreements with the Canadian auto workers union expire in September 2016. Labor disruptions encountered during the contract period could have an adverse effect on our business and our financial results.

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

2013 STRATTEC Annual Report	25

MANAGEMENT’S DISCUSSION AND ANALYSIS

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

In addition, our competitive position in the North American automotive component supply industry could be adversely affected in the event that we are unsuccessful in making strategic investments, acquisitions or alliances or in establishing joint ventures that would enable us to expand globally. We principally compete for new business at the beginning of the development of new models and upon the redesign of existing models by our major customers. New model development generally begins two to five years prior to the marketing of such new models to the public. The failure to obtain new business on new models or to retain or increase business on redesigned existing models could adversely affect our business and financial results. In addition, as a result of relatively long lead times for many of our components, it may be difficult in the short-term for us to obtain new sales to replace any unexpected decline in the sale of existing products. Finally, we may incur significant product development expense in preparing to meet anticipated customer requirements which may not be recovered.

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

Warranty Claims—We are exposed to warranty claims in the event that our products fail to perform as expected, and we may be required to participate in the repair costs incurred by our customers for such products. Our largest customers have recently extended their warranty protection for their vehicles. Other automotive OEMs have similarly extended their warranty programs. We are engaged in ongoing discussions with our customers regarding warranty information and potential claims. The results of these discussions could result in additional warranty charges / claims in future periods. Depending on the nature of and the volume of vehicles involved in the potential warranty claims, these charges could be material to the financial statements. The extended warranty trend may also result in higher cost recovery claims by OEMs from suppliers whose products incur a higher rate of warranty claims above an OEM derived nominal level. Prior to fiscal 2010, we had experienced relatively low warranty charges from our customers due to our commercial arrangements and improvements in the quality, reliability and durability of our products. Due to our largest customers’ extension of their warranty protection programs and demands for higher warranty cost sharing arrangements from their suppliers, including STRATTEC, we increased our provision to cover warranty exposures during fiscal years 2010, 2011 and 2012. Moreover, in 2011 and 2012, our increased warranty provision was the result of our share of the cost associated with a specific warranty claim involving a product we supplied to one of our largest customers. If our customers demand higher warranty-related cost recoveries, or if our products fail to perform as expected, it could have a material adverse impact on our results of operations and financial condition.

2013 STRATTEC Annual Report	26

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Years Ended
	June 30, 2013	July 1, 2012	July 3, 2011
NET SALES	$298,179	$279,234	$260,933
Cost of goods sold	244,313	228,971	218,770

GROSS PROFIT	53,866	50,263	42,163
Engineering, selling, and administrative expenses	34,934	33,920	33,443
Loss on settlement of pension obligation	2,144	—	—

INCOME FROM OPERATIONS	16,788	16,343	8,720
Interest income	21	69	119
Equity (loss) income of joint ventures	(225)	(1,071)	1,246
Interest expense	(34)	(81)	(175)
Other income, net	329	582	220

INCOME BEFORE PROVISION FOR INCOME TAXES AND NON-CONTROLLING INTEREST	16,879	15,842	10,130
Provision for income taxes	5,366	3,589	2,540

NET INCOME	11,513	12,253	7,590
Net income attributable to non-controlling interest	2,138	3,460	2,172

NET INCOME ATTRIBUTABLE TO STRATTEC SECURITY CORPORATION	$9,375	$8,793	$5,418

COMPREHENSIVE INCOME (LOSS):
NET INCOME	$11,513	$12,253	$7,590

Change in cumulative translation adjustments	736	(2,080)	1,777
Pension and postretirement plan funded status adjustment, net of tax	12,818	(11,990)	8,450

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	13,554	(14,070)	10,227

COMPREHENSIVE INCOME (LOSS)	25,067	(1,817)	17,817
Comprehensive income attributable to non-controlling interest	2,147	3,397	2,208

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO STRATTEC SECURITY CORPORATION	$22,920	$(5,214)	$15,609

EARNINGS PER SHARE:
BASIC	$2.77	$2.66	$1.65

DILUTED	$2.72	$2.64	$1.63

AVERAGE SHARES OUTSTANDING:
BASIC	3,327	3,300	3,285
DILUTED	3,379	3,330	3,323

The accompanying Notes to Financial Statements are an integral part of these Consolidated Statements of Income and Comprehensive Income (Loss).

2013 STRATTEC Annual Report	27

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT SHARE AMOUNTS AND PER SHARE AMOUNTS)

	June 30, 2013	July 1, 2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$20,307	$17,487
Receivables, less allowance for doubtful accounts of $500 at June 30, 2013 and July 1, 2012	47,514	44,496
Inventories, net	24,312	21,236
Customer tooling in progress, net	2,278	4,434
Deferred income taxes	4,267	5,219
Other current assets	7,821	8,419

Total current assets	106,499	101,291
DEFERRED INCOME TAXES	—	9,742
INVESTMENT IN JOINT VENTURES	9,166	8,139
OTHER LONG-TERM ASSETS	2,420	536
PROPERTY, PLANT AND EQUIPMENT, NET	51,415	46,330

	$169,500	$166,038

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$25,543	$24,149
Borrowings under credit facility	2,250	—
Accrued liabilities:
Payroll and benefits	13,993	19,233
Environmental	1,414	1,436
Warranty	2,500	4,958
Income taxes	—	2,934
Other	5,025	4,263

Total current liabilities	50,725	56,973
COMMITMENTS AND CONTINGENCIES—see note on page 40

DEFERRED INCOME TAXES	1,009	—
ACCRUED PENSION OBLIGATIONS	1,464	18,202
ACCRUED POSTRETIREMENT OBLIGATIONS	2,717	3,465
OTHER LONG-TERM LIABILITIES	1,705	—
SHAREHOLDERS’ EQUITY:
Common stock, authorized 12,000,000 shares, $.01 par value, issued 6,998,702 shares at June 30, 2013 and 6,932,457 shares at July 1, 2012	70	69
Capital in excess of par value	82,684	80,621
Retained earnings	179,614	171,590
Accumulated other comprehensive loss	(22,212)	(35,757)
Less: Treasury stock at cost (3,626,673 shares at June 30, 2013 and 3,628,673 shares at July 1, 2012)	(135,938)	(135,971)

Total STRATTEC SECURITY CORPORATION shareholders’ equity	104,218	80,552
Non-controlling interest	7,662	6,846

Total shareholders’ equity	111,880	87,398

	$169,500	$166,038

The accompanying Notes to Financial Statements are an integral part of these Consolidated Balance Sheets.

2013 STRATTEC Annual Report	28

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Total	Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Non-controlling Interest
BALANCE June 27, 2010	$75,789	$69	$79,339	$162,706	$(31,941)	$(136,047)	$1,663

Net income	7,590	—	—	5,418	—	—	2,172
Translation adjustments	1,777	—	—	—	1,741	—	36
Pension and postretirement funded status adjustment, net of tax of $5,178	8,450	—	—	—	8,450	—	—
Cash dividends declared ($1.20 per share)	(3,986)	—	—	(3,986)	—	—	—
Purchase of Additional Interest in Majority Owned Subsidiary	(22)	—	—	—	—	—	(22)
Stock-based compensation and shortfall tax benefit, including tax benefit on restricted stock dividends of $15	364	—	364	—	—	—	—
Stock Option Exercises	40	—	40	—	—	—	—
Employee stock purchases	62	—	24	—	—	38	—

BALANCE July 3, 2011	$90,064	$69	$79,767	$164,138	$(21,750)	$(136,009)	$3,849

Net income	12,253	—	—	8,793	—	—	3,460
Translation adjustments	(2,080)	—	—	—	(2,017)	—	(63)
Pension and postretirement funded status adjustment, net of tax of $7,348	(11,990)	—	—	—	(11,990)	—	—
Cash dividends declared ($0.40 per share)	(1,341)	—	—	(1,341)	—	—	—
Cash dividends paid to non-controlling interests of subsidiaries	(400)	—	—	—	—	—	(400)
Stock-based compensation and shortfall tax benefit, including tax benefit on restricted stock dividends of $7	806	—	806	—	—	—	—
Stock Option Exercises	33	—	33	—	—	—	—
Employee stock purchases	53	—	15	—	—	38	—

BALANCE July 1, 2012	$87,398	$69	$80,621	$171,590	$(35,757)	$(135,971)	$6,846

Net income	11,513	—	—	9,375	—	—	2,138
Translation adjustments	736	—	—	—	727	—	9
Pension and postretirement funded status adjustment, net of tax of $7,857	12,818	—	—	—	12,818	—	—
Cash dividends declared ($0.40 per share)	(1,351)	—	—	(1,351)	—	—	—
Cash dividends paid to non-controlling interests of subsidiaries	(1,331)	—	—	—	—	—	(1,331)
Stock-based compensation and shortfall tax benefit, including tax benefit on restricted stock dividends of $8	1,273	—	1,273	—	—	—	—
Stock Option Exercises	770	1	769	—	—	—	—
Employee stock purchases	54	—	21	—	—	33	—

BALANCE June 30, 2013	$111,880	$70	$82,684	$179,614	$(22,212)	$(135,938)	$7,662

The accompanying Notes to Financial Statements are an integral part of these Consolidated Statements of Shareholders’ Equity.

2013 STRATTEC Annual Report	29

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

	Years Ended
	June 30, 2013	July 1, 2012	July 3, 2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$11,513	$12,253	$7,590
Adjustments to reconcile net income to net cash provided by operating activities:
Equity loss (income) of joint ventures	225	1,071	(1,246)
Depreciation and amortization	7,490	6,809	6,619
Foreign currency transaction loss (gain)	395	(1,369)	836
Unrealized (gain) loss on peso option contracts	(395)	640	(245)
Loss (gain) on disposition of property, plant and equipment	100	30	(6)
Deferred income taxes	3,847	54	(177)
Stock based compensation expense	1,062	825	621
Provision for doubtful accounts	—	116	—
Loss on settlement of pension obligation	2,144	—	—
Change in operating assets and liabilities:
Receivables	(2,923)	(5,394)	(3,309)
Inventories	(3,076)	899	(5,049)
Other assets	2,809	(2,130)	(183)
Accounts payable and accrued liabilities	(7,553)	3,437	2,902
Other, net	27	—	18

Net cash provided by operating activities	15,665	17,241	8,371

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in joint ventures	(965)	(200)	(450)
Restricted cash	—	—	2,100
Additions to property, plant and equipment	(12,515)	(13,558)	(9,531)
Purchase of additional interest in majority owned subsidiary	—	—	(22)
Proceeds received on sale of property, plant and equipment	91	19	111

Net cash used in investing activities	(13,389)	(13,739)	(7,792)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings under credit facility	3,250	—	—
Repayments under credit facility	(1,000)	—	—
Exercise of stock options and employee stock purchases	823	82	90
Excess tax benefits from stock-based compensation	270	4	12
Dividends paid to non-controlling interests of subsidiaries	(1,331)	(400)	—
Dividends paid	(1,352)	(1,341)	(3,989)
Repayment of loan from related parties	—	(1,850)	(1,150)

Net cash provided by (used in) financing activities	660	(3,505)	(5,037)

FOREIGN CURRENCY IMPACT ON CASH	(116)	240	(159)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,820	237	(4,617)

CASH AND CASH EQUIVALENTS
Beginning of year	17,487	17,250	21,867

End of year	$20,307	$17,487	$17,250

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Income taxes paid	$3,701	$2,721	$1,394
Interest paid	$42	$115	$188

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

2013 STRATTEC Annual Report	30

NOTES TO FINANCIAL STATEMENTS

ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

STRATTEC SECURITY CORPORATION designs, develops, manufactures and markets automotive access control products including mechanical locks and keys, electronically enhanced locks and keys, steering column and instrument panel ignition lock housings, latches, power sliding side door systems, power lift gate systems, power deck lid systems, door handles and related products for primarily North American automotive customers. We also supply global automotive manufacturers through a unique strategic relationship with WITTE Automotive of Velbert, Germany and ADAC Automotive of Grand Rapids, Michigan. Under this relationship, STRATTEC, WITTE and ADAC market the products of each company to global customers under the “VAST” brand name (as more fully described herein). During 2013, we acquired a 51 percent ownership interest in NextLock LLC, a newly formed joint venture which will introduce a new generation of biometric security products based upon the designs of Actuator Systems LLC, our partner and the owner of the remaining 49 percent interest. We anticipate shipment of new biometric security products to begin in the second half of our 2014 fiscal year through this new NextLock joint venture.STRATTEC products are shipped to customer locations in the United States, Canada, Mexico, Europe, South America, Korea and China, and we provide full service and aftermarket support for our products.

The accompanying consolidated financial statements reflect the consolidated results of STRATTEC SECURITY CORPORATION, its wholly owned Mexican subsidiary, STRATTEC de Mexico, and its majority owned subsidiaries, ADAC-STRATTEC, LLC and STRATTEC POWER ACCESS LLC. STRATTEC SECURITY CORPORATION is located in Milwaukee, Wisconsin. STRATTEC de Mexico is located in Juarez, Mexico. ADAC-STRATTEC, LLC and STRATTEC POWER ACCESS LLC have operations in El Paso, Texas and Juarez, Mexico. Equity investments in Vehicle Access Systems Technology LLC (“VAST LLC”) and NextLock LLC for which we exercise significant influence but do not control and are not the primary beneficiary, are accounted for using the equity method. VAST LLC consists primarily of three wholly owned subsidiaries in China and one joint venture in Brazil. NextLock LLC is located in El Paso, Texas. We have only one reporting segment.

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

New Accounting Standard: In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU” or “Update”) 2013-02, “Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”, which adds new disclosure requirements for items reclassified out of accumulated other comprehensive income (“AOCI”). The Update is effective for annual reporting periods beginning after December 15, 2012 and requires that we present either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of AOCI based on its source and the income statement line items affected by the reclassification. We do not expect these new disclosure requirements to have a significant impact on our Consolidated Financial Statements.

Fiscal Year: Our fiscal year ends on the Sunday nearest June 30. The years ended June 30, 2013, July 1, 2012 and July 3, 2011 are comprised of 52, 52 and 53 weeks, respectively.

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

Cash and Cash Equivalents: Cash and cash equivalents include all short-term investments with an original maturity of three months or less due to the short-term nature of the instruments. Excess cash balances are placed in a money market account at a high quality financial institution. As of June 30, 2013, $9.2 million of our $20.3 million cash and cash equivalents balance was held by our foreign subsidiaries in Mexico and is deemed to be permanently reinvested.

Derivative Instruments: We own and operate manufacturing operations in Mexico. As a result, a portion of our manufacturing costs are incurred in Mexican pesos, which causes our earnings and cash flows to fluctuate as a result of changes in the U.S. dollar / Mexican peso exchange rate. In January, 2011 and August, 2011, we entered into agreements with Bank of Montreal that provided for two weekly Mexican peso currency option contracts to cover a portion of our weekly estimated peso denominated operating costs. The contracts with Bank of Montreal expired June 28, 2013. The two weekly option contracts were for equivalent notional amounts. The contracts that were effective during fiscal 2011 and 2012 expired July 6, 2012, and provided for the purchase of Mexican pesos at a U.S. dollar / Mexican peso exchange rate of 11.85 if the spot rate at the weekly expiry date was below 11.85 or for the purchase of Mexican pesos at a U.S. dollar / Mexican peso exchange rate of 12.85 if the spot rate at the weekly expiry date was above 12.85. Additional contracts that were effective during fiscal 2013 expired June 28, 2013 and provided for the purchase of Mexican pesos at an average U.S. dollar / Mexican peso exchange rate

2013 STRATTEC Annual Report	31

NOTES TO FINANCIAL STATEMENTS

of 12.40 if the spot rate at the weekly expiry date was below an average of 12.40 or for the purchase of Mexican pesos at an average U.S. dollar / Mexican peso exchange rate of 13.40 if the spot rate at the weekly expiry date was above an average of 13.40. Our objective in entering into these currency option contracts was to minimize our earnings volatility resulting from changes in exchange rates affecting the U.S. dollar cost of our Mexican operations. The Mexican peso option contracts were not used for speculative purposes and were not designated as hedges. As a result, all currency option contracts were recognized in our accompanying consolidated financial statements at fair value and changes in the fair value of the currency option contracts were reported in current earnings as part of Other Income, net. The premiums paid and received under the weekly Mexican peso currency option contracts netted to zero. As a result, premiums related to the contracts did not impact our earnings. No Mexican peso currency option contracts were outstanding as of June 30, 2013.

The fair market value of all outstanding Mexican peso option contracts in the accompanying Consolidated Balance Sheets was as follows (thousands of dollars):

	June 30, 2013	July 1, 2012
Not Designated as Hedging Instruments:
Other current liabilities:
Mexican peso option contracts	$—	$(395)

The pre-tax effects of the Mexican peso option contracts on the accompanying Consolidated Statements of Income and Comprehensive Income (Loss) consisted of the following (thousands of dollars):

	Other Income, net
	June 30,2013	July 1, 2012
Not Designated as Hedging Instruments:
Realized Gain	$27	$18
Realized (loss)	$(39)	$(438)
Unrealized gain (loss)	$395	$(640)

Fair Value of Financial Instruments: The fair value of our cash and cash equivalents, accounts receivable, accounts payable, and borrowings under credit facility approximated book value as of June 30, 2013 and July 1, 2012. Fair Value is defined as the exchange price that would be received for an asset or paid for a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. There is an established fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable. Level 1—Quoted prices in active markets for identical assets or liabilities. These are typically obtained from real-time quotes for transactions in active exchange markets involving identical assets. Level 2—Inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly. These are typically obtained from readily-available pricing sources for comparable instruments. Level 3—Unobservable inputs, where there is little or no market activity for the asset or liability. These inputs reflect the reporting entity’s own assumptions of the data that market participants would use in pricing the asset or liability, based on the best information available in the circumstances. The following table summarizes our financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2013 and July 1, 2012 (thousands of dollars):

	June 30, 2013				July 1, 2012
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Rabbi Trust Assets:
Stock Index Funds:
Small Cap	$115	$—	$—	$115	$209	$—	$—	$209
Mid Cap	114	—	—	114	206	—	—	206
Large Cap	115	—	—	115	640	—	—	640
U.S. Treasury Securities	—	—	—	—	2,512	—	—	2,512
Cash and Cash Equivalents	1,193	—	—	1,193	806	—	—	806
Mexican peso option contracts	—	—	—	—	—	80	—	80

Total assets at fair value	$1,537	$—	$—	$1,537	$4,373	$80	$—	$4,453

Liabilities:
Mexican peso option contracts	$—	$—	$—	$—	$—	$475	$—	$475

2013 STRATTEC Annual Report	32

NOTES TO FINANCIAL STATEMENTS

The Rabbi Trust assets fund our supplemental executive retirement plan and are included in Other Current Assets in the accompanying Consolidated Balance Sheets. The Rabbi Trust assets are classified as Level 1 assets. Refer to discussion of Mexican peso option contracts under Derivative Instruments above. The fair value of the Mexican Peso option contracts are based on an option pricing model that considers the remaining term, current exchange rate and volatility of the underlying foreign currency base. There were no transfers between Level 1 and Level 2 assets during 2013.

Receivables: Receivables consist primarily of trade receivables due from Original Equipment Manufacturers in the automotive industry and locksmith distributors relating to our service and aftermarket sales. We evaluate the collectability of receivables based on a number of factors. An allowance for doubtful accounts is recorded for significant past due receivable balances based on a review of the past due items, general economic conditions and the industry as a whole. Changes in the allowance for doubtful accounts were as follows (thousands of dollars):

	Balance, Beginning of Year	Provision for Doubtful Accounts	Net (Write-Offs) Recoveries	Balance, End of Year
Year ended June 30, 2013	$500	$—	$—	$500
Year ended July 1, 2012	$400	$116	$(16)	$500
Year ended July 3, 2011	$400	$—	$—	$400

Inventories: Inventories are comprised of material, direct labor and manufacturing overhead, and are stated at the lower of cost or market using the first-in, first-out (“FIFO”) cost method of accounting. Inventories consisted of the following (thousands of dollars):

	June 30, 2013	July 1, 2012
Finished products	$6,966	$5,313
Work in process	6,164	5,659
Purchased materials	12,682	11,564

	25,812	22,536
Excess and obsolete reserve	(1,500)	(1,300)

Inventories, net	$24,312	$21,236

We record a reserve for excess and obsolete inventory based on historical and estimated future demand and market conditions. The reserve level is determined by comparing inventory levels of individual materials and parts to historical usage and estimated future sales by analyzing the age of the inventory in order to identify specific materials and parts that are unlikely to be sold. Technical obsolescence and other known factors are also considered in evaluating the reserve level. The activity related to the excess and obsolete inventory reserve was as follows (thousands of dollars):

	Balance, Beginning of Year	Provision Charged to Expense	Amounts Written Off	Balance, End of Year
Year ended June 30, 2013	$1,300	$511	$311	$1,500
Year ended July 1, 2012	$1,200	$385	$285	$1,300
Year ended July 3, 2011	$1,418	$334	$552	$1,200

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

2013 STRATTEC Annual Report	33

NOTES TO FINANCIAL STATEMENTS

Repair and Maintenance Supply Parts: We maintain an inventory of repair and maintenance supply parts in support of operations. This inventory includes critical repair parts for all production equipment as well as general maintenance items. The inventory of critical repair parts is required to avoid disruptions in our customers’ just-in-time production schedules due to a lack of spare parts when equipment break-downs occur. All required critical repair parts are on hand when the related production equipment is placed in service and maintained to satisfy the customer model life production and service requirements, which may be 12 to 15 years. As repair parts are used, additional repair parts are purchased to maintain a minimum level of spare parts inventory. Depending on maintenance requirements during the life of the equipment, excess quantities of repair parts arise. Excess quantities are kept on hand and are not disposed of until the equipment is no longer in service. A repair and maintenance supply parts reserve is maintained to recognize the normal adjustment of inventory for obsolete and slow moving supply and maintenance parts. The adequacy of the reserve is reviewed periodically in relation to the repair parts inventory balances. The gross balance of the repair and maintenance supply parts inventory was approximately $2.0 million at June 30, 2013 and $1.9 million at July 1, 2012. The repair and maintenance supply parts inventory balance is included in Other Current Assets in the accompanying Consolidated Balance Sheets. The activity related to the repair and maintenance supply parts reserve was as follows (thousands of dollars):

	Balance, Beginning of Year	Provision Charged to Expense	Amounts Written Off	Balance, End of Year
Year ended June 30, 2013	$500	$195	$195	$500
Year ended July 1, 2012	$695	$200	$395	$500
Year ended July 3, 2011	$680	$78	$63	$695

Intangibles: Intangible assets that have defined useful lives acquired in the purchase of the Delphi Power Products business in 2009 consist of patents, engineering drawings and software. The intangible assets balance is included in Other Long-term Assets in the accompanying Consolidated Balance Sheets. The carrying value and accumulated amortization were as follows (thousands of dollars):

	June 30, 2013	July 1, 2012
Patents, engineering drawings and software	$890	$890
Less: accumulated amortization	(453)	(354)

	$437	$536

The remaining useful life of the intangible assets in the table above is approximately 4.4 years. Intangible amortization expense was $99,000 for each of the years ended June 30, 2013, July 1, 2012 and July 3, 2011. Intangible amortization expense is expected to be $99,000 in each of fiscal year 2014 through 2017 and $41,000 in fiscal 2018.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets as follows:

Classification	Expected Useful Lives
Land improvements	20 years
Buildings and improvements	20 to 35 years
Machinery and equipment	3 to 10 years

Property, plant and equipment consisted of the following (thousands of dollars):

	June 30, 2013	July 1, 2012
Land and improvements	$3,417	$2,809
Buildings and improvements	19,371	18,522
Machinery and equipment	140,649	130,683

	163,437	152,014
Less: accumulated depreciation	(112,022)	(105,684)

	$51,415	$46,330

Depreciation expense for the years ended June 30, 2013, July 1, 2012 and July 3, 2011 totaled approximately $7.4 million, $6.7 million and $6.5 million, respectively.

The gross and net book value of property, plant and equipment located outside of the United States, primarily in Mexico, were as follows (thousands of dollars):

	June 30, 2013	July 1, 2012
Gross book value	$70,809	$62,497
Net book value	$25,777	$20,434

2013 STRATTEC Annual Report	34

NOTES TO FINANCIAL STATEMENTS

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment recognized is measured by the excess of the carrying amount of the asset over the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less estimated costs to sell. There were no impairments recorded in the years ended June 30, 2013, July 1, 2012 or July 3, 2011.

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

Supplier Concentrations: The following inventory purchases were made from major suppliers during each fiscal year noted:

Fiscal Year	Percentage of Inventory Purchases	Number of Suppliers
2013	38%	7
2012	41%	14
2011	40%	11

We have long-term contracts or arrangements with most of our suppliers to guarantee the availability of raw materials and component parts.

Labor Concentrations: We had approximately 2,670 full-time associates of which approximately 225 or 8.4 percent were represented by a labor union at June 30, 2013. The associates represented by a labor union account for all production associates at our Milwaukee facility. The current contract with the unionized associates is effective through June 29, 2014.

Revenue Recognition: Revenue is recognized upon the shipment of products, which is when title passes, payment terms are final, we have no remaining obligations and the customer is required to pay. Revenue is recognized net of estimated returns and discounts, which is recognized as a deduction from revenue at the time of the shipment.

Research and Development Costs: Expenditures relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. Research and development expenditures were approximately $1.3 million in 2013, $1.2 million in 2012, and $1.5 million in 2011.

Other Income, Net: Net other income included in the accompanying Consolidated Statements of Income and Comprehensive Income (Loss) primarily includes foreign currency transaction gains and losses, realized and unrealized gains and losses on Mexican peso option contracts and Rabbi Trust gains. Foreign currency transaction gains and losses resulted from activity associated with foreign denominated assets held by our Mexican subsidiaries. We entered into the Mexican peso currency option contracts to minimize earnings volatility resulting from changes in exchange rates affecting the U.S. dollar cost of our Mexican operations. The Rabbi Trust funds our supplemental executive retirement plan. The investments held in the Trust are considered trading securities. The impact of these items for the periods presented was as follows (thousands of dollars):

	Years Ended
	June 30, 2013	July 1, 2012	July 3, 2011
Foreign currency transaction (loss) gain	$(395)	$1,369	$(836)
Rabbi Trust gain	164	24	384
Unrealized gain (loss) on Mexican peso option contracts	395	(640)	245
Realized (loss) gain on Mexican peso option contracts	(12)	(420)	33
Other	177	249	394

	$329	$582	$220

Self Insurance Plans: We have self-insured medical and dental plans covering all eligible U.S. associates. The claims handling process for the self-insured plans are managed by a third party administrator. Stop-loss insurance coverage limits our liability on a per individual per calendar year basis. The per individual per calendar year stop-loss limit was $150,000 in each calendar year 2010 through 2013. Prior to January 1, 2011, each covered individual could receive up to $2 million in total benefits during his or her lifetime. Effective January 1, 2011, under Health Care Reform, there is no lifetime maximum for overall benefits.

2013 STRATTEC Annual Report	35

NOTES TO FINANCIAL STATEMENTS

The expected ultimate cost for claims incurred under the self-insured medical and dental plans as of the balance sheet date is not discounted and is recognized as an expense. The expected ultimate cost of claims is estimated based upon the aggregate liability for reported claims and an estimated liability for claims incurred but not reported, which is based on analysis of historical data, current trends and information available from our third-party administrator. The expected ultimate cost for claims incurred under the self-insured medical and dental plans that has not been paid as of the balance sheet date is included in the accrued payroll and benefits liabilities amount in our accompanying Consolidated Balance Sheets.

Changes in the balance sheet amounts for self-insured plans were as follows (thousands of dollars):

	Balance, Beginning of Year	Provision Charged to Expense	Payments	Balance, End of Year
Year ended June 30, 2013	$320	$3,948	$3,848	$420
Year ended July 1, 2012	$320	$4,148	$4,148	$320
Year ended July 3, 2011	$320	$3,077	$3,077	$320

Warranty Reserve: We have a warranty liability recorded related to our exposure to warranty claims in the event our products fail to perform as expected, and we may be required to participate in the repair costs incurred by our customers for such products. The recorded warranty liability balance involves judgment and estimates. Our liability estimate is based on an analysis of historical warranty data as well as current trends and information, including our customers’ recent extension of their warranty programs. In recent fiscal periods, our largest customers have extended their warranty protection for their vehicles and have since demanded higher warranty cost sharing arrangements from their suppliers, including STRATTEC. As a result of these actions, during 2012, and 2011 we increased our provision to cover these exposures. Moreover, in 2011, the warranty provision was increased by $1.15 million as a result of our share of the cost associated with a customer’s specific warranty claim involving our product. The current year warranty provision credit includes the impact of favorable adjustments for warranty claims settled during the year.

Changes in the warranty reserve were as follows (thousands of dollars):

	Balance, Beginning of Year	Provision Charged (Credited) to Expense	Payments	Balance, End of Year
Year ended June 30, 2013	$4,958	$(404)	$2,054	$2,500
Year ended July 1, 2012	$3,856	$2,050	$948	$4,958
Year ended July 3, 2011	$1,718	$2,807	$669	$3,856

Foreign Currency Translation: The financial statements of our foreign subsidiaries and equity investees are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and the average exchange rate for each applicable period for sales, costs and expenses. Foreign currency translation adjustments are included as a component of other accumulated comprehensive loss. Foreign currency transaction gains and losses are included in other income, net in the accompanying Consolidated Statement of Income and Comprehensive Income (loss).

Accumulated Other Comprehensive Loss: Accumulated other comprehensive loss is comprised of the following (thousands of dollars):

	June 30, 2013	July 1, 2012	July 3, 2011
Unrecognized pension and postretirement benefit liabilities, net of tax	$18,944	$31,762	$19,772
Foreign currency translation	3,268	3,995	1,978

	$22,212	$35,757	$21,750

Deferred taxes have not been provided for the foreign currency translation adjustments.

Accounting For Stock-Based Compensation: We maintain an omnibus stock incentive plan. This plan provides for the granting of stock options, shares of restricted stock and stock appreciation rights. The Board of Directors has designated 1,700,000 shares of common stock available for the grant of awards under the plan. Remaining shares available to be granted under the plan as of June 30, 2013 were 153,993. Awards that expire or are cancelled without delivery of shares become available for re-issuance under the plan. We issue new shares of common stock to satisfy stock option exercises.

Nonqualified and incentive stock options and shares of restricted stock have been granted to our officers, outside directors and specified associates under the stock incentive plan. Stock options

2013 STRATTEC Annual Report	36

NOTES TO FINANCIAL STATEMENTS

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

As of June 30, 2013, there was $550,000 of total unrecognized compensation cost related to stock options granted under the plan. This cost is expected to be recognized over a weighted average period of 10 months. As of June 30, 2013, there was $479,000 of total unrecognized compensation cost related to unvested restricted stock grants outstanding under the plan. This cost is expected to be recognized over a weighted average period of 11 months. Total unrecognized compensation cost will be adjusted for any future changes in estimated and actual forfeitures.

Cash received from option exercises was $770,000 in 2013 and $28,000 in each of fiscal year 2012 and 2011. The related income tax benefit was $421,000 in 2013, $9,000 in 2012 and $18,000 in 2011, respectively.

The intrinsic value of stock options exercised and the fair value of stock options vested were as follows (in thousands of dollars):

	Years Ended
	June 30, 2013	July 1, 2012	July 3, 2011
Intrinsic value of options exercised	$1,110	$26	$44
Fair value of stock options vested	$266	$268	$293

The grant date fair values and assumptions used to determine compensation expense were as follows:

Options Granted During	2013	2012	2011
Weighted average grant date fair value:
Options issued at grant date market value	n/a	n/a	n/a
Options issued above grant date market value	$10.48	$10.29	$7.48
Assumptions:
Risk free interest rates	0.95%	1.23%	1.08%
Expected volatility	57.58%	59.88%	59.89%
Expected dividend yield	1.69%	1.74%	1.54%
Expected term (in years)	6.0	6.0	4.0

The range of options outstanding as of June 30, 2013 was as follows:

	Number of Options Outstanding/Exercisable	Weighted Average Exercise Price Outstanding/Exercisable	Weighted Average Remaining Contractual Life Outstanding (In Years)
$ 10.92-$ 25.64	224,955/93,455	$20.34/$14.84	6.3
$ 56.08-$ 63.25	46,500/46,500	$60.33/$60.33	1.2

		$27.19/$29.95

Income Taxes: Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary

2013 STRATTEC Annual Report	37

NOTES TO FINANCIAL STATEMENTS

differences and operating loss carryforwards are expected to be recovered, settled or utilized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. We recognize the benefit of an income tax position only if it is more likely than not (greater than 50 percent) that the tax position will be sustained upon tax examination, based solely on the technical merits of the tax position. Otherwise, no benefit is recognized. The tax benefits recognized are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. Additionally, we accrue interest and related penalties, if applicable, on all tax exposures for which reserves have been established consistent with jurisdictional tax laws. Interest and penalties on uncertain tax positions are classified in the Provision for Income Taxes in the Consolidated Statements of Income and Comprehensive Income (Loss).

INVESTMENT IN JOINT VENTURES AND MAJORITY OWNED SUBSIDIARIES

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

The VAST LLC investments are accounted for using the equity method of accounting. The activities related to the VAST LLC joint ventures resulted in equity loss of joint ventures to STRATTEC of approximately $147,000 during 2013 and $1.1 million during 2012, and equity earnings of joint ventures to STRATTEC of approximately $1.2 million during 2011. During 2012 our joint ventures in China and Brazil continued to incur relocation costs associated with moves to new facilities and start-up costs associated with a new product line. These relocation costs and start-up costs continued for VAST China primarily during the first half of 2013. These items resulted in STRATTEC incurring an equity loss of joint ventures in both 2013 and 2012. In addition, the 2012 equity loss also included a goodwill impairment charge relating to VAST China. STRATTEC’s portion of this impairment charge amounted to $284,000. Effective November 20, 2009, VAST LLC purchased the 40 percent non-controlling interest owned by its former partners in the joint ventures in China. Initially, a loan of $2.5 million was made by each partner, STRATTEC, WITTE and ADAC, to fund a portion of the purchase price. In December 2009, $1 million of each partner’s loan balance was repaid. During 2012, each partner’s outstanding principal and accrued interest balance of $1.5 million and $112,000, respectively, were terminated and converted to additional capital contributions by each partner in VAST LLC. During each of 2013 and 2012, cash capital contributions totaling $600,000 were made to VAST LLC in support of general operating expenses. STRATTEC’s portion of the cash capital contributions during each year totaled $200,000.

In fiscal year 2007, we established a new entity with ADAC forming ADAC-STRATTEC LLC, a Delaware limited liability company. The joint venture was created to establish injection molding and door handle assembly operations in Mexico. STRATTEC holds a 51 percent interest in ADAC-STRATTEC LLC. A Mexican entity, ADAC-STRATTEC de Mexico, exists and is wholly owned by ADAC-STRATTEC LLC. ADAC-STRATTEC LLC’s financial results are consolidated with the financial results of STRATTEC and resulted in increased net income to STRATTEC of approximately $1.1 million in 2013, approximately $1.7 million in 2012, and approximately $910,000 in 2011.

Effective November 30, 2008, STRATTEC established a new entity, STRATTEC POWER ACCESS LLC (“SPA”), which is 80 percent owned by STRATTEC and 20 percent owned by WITTE. SPA supplies the North American portion of the power sliding door, lift gate and deck lid system access control products which were acquired from Delphi Corporation. The financial results of SPA are consolidated with the financial results of STRATTEC and resulted in increased net income to STRATTEC of approximately $1.0 million in 2013, approximately $2.6 million in 2012, and approximately $2.5 million in 2011.

2013 STRATTEC Annual Report	38

NOTES TO FINANCIAL STATEMENTS

On April 5, 2013, we acquired a 51 percent ownership interest in NextLock LLC, a newly formed joint venture which will introduce a new generation of biometric security products based upon the designs of Actuator Systems LLC, our partner and the owner of the remaining 49 percent interest. The initial capitalization of the NextLock joint venture totaled $1.5 million. STRATTEC’s portion of the initial capitalization totaled $765,000. During the first half of fiscal 2014, we anticipate the NextLock joint venture will incur start-up costs and losses. We anticipate shipments of the new biometric security products to begin during the second half of fiscal 2014. The equity investment in NextLock for which we exercise significant influence but do not control and are not the primary beneficiary, is accounted for using the equity method. The activities related to NextLock resulted in equity loss of joint ventures to STRATTEC of approximately $78,000 during 2013.

Investment in Joint Ventures in the accompanying Consolidated Balance Sheets consisted of the following (in thousands of dollars):

	June 30, 2013	July 1, 2012
Investment in VAST LLC	$8,479	$8,139
Investment in NextLock LLC	687	—

	$9,166	$8,139

EQUITY (LOSS) EARNINGS OF JOINT VENTURE

As discussed under Investment in Joint Ventures and Majority Owned Subsidiaries, we hold a one-third interest in VAST LLC, for which we exercise significant influence but do not control and are not the primary beneficiary. Our investment in VAST LLC is accounted for using the equity method. The following are summarized statements of operations and summarized balance sheet data for VAST LLC (thousands of dollars):

	Years Ended
	June 30, 2013	July 1, 2012	July 3, 2011
Net sales	$92,388	$76,373	$78,002
Cost of goods sold	76,759	65,211	63,286

Gross profit	15,629	11,162	14,716
Engineering, selling and administrative expense	17,270	14,930	9,527

(Loss) income from operations	(1,641)	(3,768)	5,189
Other income (expense), net	497	246	(247)

(Loss) income before provision for Income taxes	(1,144)	(3,522)	4,942
(Benefit) provision for income taxes	(690)	(297)	1,202

Net (loss) income	$(454)	$(3,225)	$3,740

STRATTEC’s share of VAST LLC net (loss) income	$(151)	$(1,075)	$1,247
Intercompany profit eliminations	4	4	(1)

STRATTEC’s equity (loss) earnings of VAST LLC	$(147)	$(1,071)	$1,246

	June 30, 2013	July 1, 2012
Cash and cash equivalents	$3,801	$5,622
Receivables, net	23,594	16,025
Inventories, net	10,693	17,756
Other current assets	7,892	10,207

Total current assets	45,980	49,610
Property, plant and equipment, net	23,470	20,753
Other long-term assets	4,218	3,585

Total assets	$73,668	$73,948

Current liabilities	$36,128	$37,843
Long-term liabilities	11,808	11,381

Total liabilities	$47,936	$49,224

Net assets	$25,732	$24,724

STRATTEC’s share of net assets	$8,577	$8,241

2013 STRATTEC Annual Report	39

NOTES TO FINANCIAL STATEMENTS

CREDIT FACILITIES AND GUARANTEES

STRATTEC has a $25 million secured revolving credit facility (the “STRATTEC Credit Facility”) with BMO Harris Bank N.A. The STRATTEC Credit Facility expires August 1, 2014. ADAC-STRATTEC LLC has a $5 million secured revolving credit facility (the “ADAC-STRATTEC Credit Facility”) with BMO Harris Bank N.A, which is guaranteed by STRATTEC. The ADAC-STRATTEC Credit Facility expires June 28, 2015. Any borrowings under either of the credit facilities will be secured by our U.S. cash balances, accounts receivable, inventory and fixed assets located in the U.S. Interest on borrowings under these credit facilities is at varying rates based, at our option, on the London Interbank Offering Rate plus 1.0 to 1.75 percent or the bank’s prime rate. Both credit facilities contain a restrictive financial covenant that requires the maintenance of a minimum net worth level. The ADAC-STRATTEC Credit Facility includes an additional restrictive financial covenant that requires the maintenance of a minimum fixed charge coverage ratio. There were no outstanding borrowings under the STRATTEC Credit Facility at June 30, 2013 or July 1, 2012. There were no borrowings under the STRATTEC Credit Facility during 2013, 2012 or 2011. Borrowings under the ADAC-STRATTEC Credit Facility totaled $2.25 million at June 30, 2013. The average outstanding borrowings and weighted average interest rate on the ADAC-STRATTEC Credit Facility loans were approximately $1.7 million and 1.99 percent, respectively, during fiscal 2013. There were no borrowings under the ADAC-STRATTEC Credit Facility during 2012 or 2011. We believe that the credit facilities are adequate, along with existing cash balances and cash flow from operations, to meet our anticipated capital expenditure, working capital, dividend and operating expenditure requirements.

COMMITMENTS AND CONTINGENCIES

We have a reserve for estimated costs to remediate an environmental contamination site at our Milwaukee facility. The site was contaminated by a solvent spill, which occurred in 1985, from a former above ground solvent storage tank located on the east side of the facility. The reserve was initially established in 1995. Due to changing technology and related costs associated with active remediation of the site, in fiscal 2010 the reserve was adjusted based on updated third party estimates to adequately cover the cost for active remediation of the contamination. From 1995 through June 30, 2013, costs of approximately $460,000 have been incurred related to the installation of monitoring wells on the property and ongoing monitoring costs. We monitor and evaluate the site with the use of groundwater monitoring wells that are installed on the property. An environmental consultant samples these wells one or two times a year to determine the status of the contamination and the potential for remediation of the contamination by natural attenuation, the dissipation of the contamination over time to concentrations below applicable standards. If such sampling evidences a sufficient degree of and trend toward natural attenuation of the contamination, we may be able to obtain a closure letter from the regulatory authorities resolving the issue without the need for active remediation. If a sufficient degree and trend toward natural attenuation is not evidenced by sampling, a more active form of remediation beyond natural attenuation may be required. The sampling has not yet satisfied all of the requirements for closure by natural attenuation. As a result, sampling continues and the reserve remains at an amount to reflect the estimated cost of active remediation. The reserve is not measured on a discounted basis. We believe, based on findings-to-date and known environmental regulations, that the environmental reserve of $1.4 million at June 30, 2013, is adequate.

At June 30, 2013, we had purchase commitments for zinc, aluminum, other purchased parts and natural gas totaling approximately $11.5 million payable in 2014, $8.8 million payable in 2015 and $2.2 million payable in 2016. Minimum rental commitments under all non-cancelable operating leases with a term in excess of one year are payable as follows: 2014-$526,000; 2015-$302,000. Rental expense under all non-cancelable operating leases totaled approximately $604,000 in 2013, $723,000 in 2012 and $783,000 in 2011.

INCOME TAXES

The provision for income taxes consisted of the following (thousands of dollars):

	2013	2012	2011
Currently payable
Federal	$(561)	$2,116	$1,181
State	185	219	167
Foreign	1,895	1,200	1,369

	1,519	3,535	2,717
Deferred tax provision (benefit)	3,847	54	(177)

	$5,366	$3,589	$2,540

2013 STRATTEC Annual Report	40

NOTES TO FINANCIAL STATEMENTS

The items accounting for the difference between income taxes computed at the Federal statutory tax rate and the provision for income taxes were as follows:

	2013	2012	2011
U.S. statutory rate	34.0%	34.1%	34.0%
State taxes, net of Federal tax benefit	2.0	(0.1)	0.4
Foreign subsidiaries	(2.2)	(3.7)	(1.9)
Non-controlling interest	(3.1)	(7.3)	(7.2)
Valuation allowance	(1.0)	—	0.5
Other	2.1	(0.3)	(0.7)

	31.8%	22.7%	25.1%

The components of deferred tax assets and (liabilities) were as follows (thousands of dollars):

	June 30, 2013	July 1, 2012
Deferred income taxes-current:
Repair and maintenance supply parts reserve	$185	$190
Payroll-related accruals	1,789	1,589
Environmental reserve	523	546
Inventory reserve	486	437
Allowance for doubtful accounts	185	190
Accrued warranty	703	1,663
Other	396	781

	4,267	5,396
Valuation allowance	—	(177)

	$4,267	$5,219

Deferred income taxes-noncurrent:
Accrued pension obligations	$(10,572)	$(9,482)
Unrecognized pension and postretirement benefit plan liabilities	11,305	19,467
Accumulated depreciation	(4,256)	(3,023)
Stock-based compensation	854	842
Postretirement obligations	325	728
NOL/credit carry-forwards	159	153
Other	1,176	1,057

	$(1,009)	$9,742

Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax basis and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered.

State operating loss and credit carry-forwards at June 30, 2013 resulted in future benefits of approximately $159,000. These operating loss carry-forwards expire starting 2014 through 2024. We believe that it is more likely than not that the results of future operations will generate sufficient taxable income and foreign source income to realize the deferred tax assets.

Foreign income before the provision for income taxes was $6.0 million in 2013, $5.3 million in 2012 and $3.6 million in 2011. No provision for Federal income taxes was made on earnings of foreign subsidiaries and joint ventures that are considered permanently invested or that would be offset by foreign tax credits upon distribution. Such undistributed earnings at June 30, 2013 were approximately $26.6 million.

The total liability for unrecognized tax benefits was $1.7 million as of June 30, 2013 and was included in Other Long-term Liabilities in the accompanying Consolidated Balance Sheets, and $1.7 million as of July 1, 2012 and was included in Accrued Liabilities: Income Taxes in the accompanying Consolidated Balance Sheets. This liability includes approximately $1.5 million of unrecognized tax benefits at June 30, 2013 and $1.5 million at July 1, 2012 and approximately $195,000 of accrued interest at June 30, 2013 and $187,000 at July 1, 2012. This liability does not include an amount for accrued penalties. The amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was approximately $1.0 million at June 30, 2013 and $1.2 million at July 1, 2012. We recognize interest and penalties related to unrecognized tax benefits in the provision for income taxes.

2013 STRATTEC Annual Report	41

NOTES TO FINANCIAL STATEMENTS

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows for the years ended June 30, 2013 and July 1, 2012 (thousands of dollars):

	Year Ended
	June 30, 2013	July 1, 2012
Unrecognized tax benefits, beginning of year	$1,541	$1,500
Gross increases—tax positions in prior years	—	—
Gross decreases—tax positions in prior years	(47)	(2)
Gross increases—current period tax positions	51	43
Tax Years Closed	(35)	—

Unrecognized tax benefits, end of year	$1,510	$1,541

We or one of our subsidiaries files income tax returns in the United States (Federal), Wisconsin (state), Michigan (state) and various other states, Mexico and other foreign jurisdictions. Tax years open to examination by tax authorities under the statute of limitations include fiscal 2006 through 2013 for Federal, fiscal 2009 through 2013 for most states and calendar 2008 through 2012 for foreign jurisdictions.

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

We have a noncontributory supplemental executive retirement plan (“SERP”), which is a nonqualified defined benefit plan that essentially mirrors the qualified plan, but provides benefits in excess of certain limits placed on our qualified retirement plan by the Internal Revenue Code. The SERP will pay supplemental pension benefits to certain key associates upon retirement based upon the associates’ years of service and compensation. The SERP is being funded through a Rabbi Trust with BMO Harris Bank N.A. During fiscal 2013, SERP benefits of approximately $5.8 million were cash settled using Rabbi Trust assets and current cash balances. We incurred a settlement charge to operations of approximately $2.1 million pre-tax as a result of a requirement to expense a portion of the unrealized actuarial losses due to the settlement of the SERP obligation. The charge had no effect on our aggregate equity balance because the unrealized actuarial losses were previously recognized during prior periods in accumulated other comprehensive loss. Accordingly, the effect of the settlement charge on our retained earnings was offset by a corresponding reduction in accumulated other comprehensive loss. The Rabbi Trust assets had a value of $1.5 million at June 30, 2013 and $4.4 million at July 1, 2012. The Rabbi Trust assets are included in Other Current Assets in the accompanying Consolidated Balance Sheets. The projected benefit obligation was $1.5 million at June 30, 2013 and $7.2 million at July 1, 2012. The SERP liabilities are included in the pension tables below. However, the Rabbi Trust assets are excluded from the table as they do not qualify as plan assets.

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

Amounts included in accumulated other comprehensive loss, net of tax, at June 30, 2013, which have not yet been recognized in net periodic benefit cost are as follows (thousands of dollars):

	Pension and SERP Benefits	Postretirement Benefits
Prior service cost (credit)	$37	$(2,662)
Net actuarial loss	17,256	4,313

	$17,293	$1,651

Included in accumulated other comprehensive loss at June 30, 2013 are prior service costs of $12,000 ($7,000 net of tax) and unrecognized net actuarial losses of $2.7 million ($1.7 million net of tax) which are expected to be recognized in pension and SERP net periodic benefit cost during fiscal 2014.

Included in accumulated other comprehensive loss at June 30, 2013 are prior service credits of $764,000 ($474,000 net of tax) and unrecognized net actuarial losses of $847,000 ($525,000 net of tax) which are expected to be recognized in postretirement net periodic benefit cost during fiscal 2014.

The following tables summarize the pension, SERP and postretirement plans’ income and expense, funded status and actuarial assumptions for the years indicated (thousands of dollars). We use a June 30 measurement date for our pension and postretirement plans.

2013 STRATTEC Annual Report	42

NOTES TO FINANCIAL STATEMENTS

	Pension and SERP Benefits			Postretirement Benefits
	2013	2012	2011	2013	2012	2011
COMPONENTS OF NET PERIODIC BENEFIT COST:
Service cost	$216	$150	$70	$15	$11	$10
Interest cost	4,447	4,784	4,692	181	227	275
Expected return on plan assets	(6,126)	(6,411)	(6,445)	—	—	—
Amortization of prior service cost (credit)	12	12	12	(764)	(764)	(764)
Amortization of unrecognized net loss	4,453	2,414	2,504	898	673	645
Settlement loss	2,144	—	—	—	—	—

Net periodic benefit cost	$5,146	$949	$833	$330	$147	$166

	Pension and SERP Benefits		Postretirement Benefits
	June 30, 2013	July 1, 2012	June 30, 2013	July 1, 2012
WEIGHTED-AVERAGE ASSUMPTIONS:
Benefit Obligations:
Discount rate	5.02%	4.56%	5.02%	4.56%
Expected return on plan assets	7.5%	7.5%	n/a	n/a
Rate of compensation increases—SERP	3.0%	3.0%	n/a	n/a
Net Periodic Benefit Cost:
Discount rate	4.56%	5.57%	4.56%	5.57%
Expected return on plan assets	7.5%	7.8%	n/a	n/a
Rate of compensation increases—SERP	3.0%	3.0%	n/a	n/a

	Pension and SERP Benefits		Postretirement Benefits
	2013	2012	2013	2012
CHANGE IN PROJECTED BENEFIT OBLIGATION:
Benefit obligation at beginning of year	$103,383	$89,609	$4,475	$4,586
Service cost	216	150	15	11
Interest cost	4,447	4,784	181	227
Actuarial (gain) loss	(8,381)	12,663	239	917
Benefits paid	(9,750)	(3,823)	(1,370)	(1,266)

Benefit obligation at end of year	$89,915	$103,383	$3,540	$4,475

CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of year	$79,517	$83,023	$—	$—
Actual return on plan assets	11,914	(1,683)	—	—
Employer contribution	8,753	2,000	1,370	1,266
Benefits paid	(9,750)	(3,823)	(1,370)	(1,266)

Fair value of plan assets at end of year	$90,434	$79,517	$—	$—

Funded status-prepaid (accrued) benefit obligations	$519	$(23,866)	$(3,540)	$(4,475)

AMOUNTS RECOGNIZED IN CONSOLIDATED BALANCE SHEETS:
Other long-term assets	$1,983	$—	$—	$—
Accrued payroll and benefits (current liabilities)	—	(5,664)	(823)	(1,010)
Accrued benefit obligations (long-term liabilities)	(1,464)	(18,202)	(2,717)	(3,465)

Net amount recognized	$519	$(23,866)	$(3,540)	$(4,475)

CHANGES IN PLAN ASSETS AND BENEFIT OBLIGATIONS RECOGNIZED IN OTHER COMPREHENSIVE INCOME:
Net periodic benefit cost	$5,146	$949	$330	$147

Net actuarial (gain) loss	(14,170)	20,756	238	917
Amortization of prior service (cost) credits	(12)	(12)	764	764
Amortization of unrecognized net loss	(6,597)	(2,414)	(898)	(673)

Total recognized in other comprehensive income, before tax	(20,779)	18,330	104	1,008

Total recognized in net periodic benefit cost and other comprehensive income	$(15,633)	$19,279	$434	$1,155

2013 STRATTEC Annual Report	43

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

	Pension		SERP
	June 30, 2013	July 1, 2012	June 30, 2013	July 1, 2012
Accumulated benefit obligation	$88,451	$96,167	$1,020	$6,629
Projected benefit obligation	$88,451	$96,167	$1,464	$7,216

For measurement purposes, a 7.5 percent annual rate increase in the per capita cost of covered health care benefits was assumed for fiscal 2014; the rate was assumed to decrease gradually to 5 percent by the year 2018 and remain at that level thereafter relating to retirees prior to January 1, 2010.

The health care cost trend assumption has a significant effect on the postretirement benefit amounts reported. A 1% change in the health care cost trend rates would have the following effects (thousands of dollars):

	1% Increase	1% Decrease
Effect on total of service and interest cost components in fiscal 2013	$3	$(3)
Effect on postretirement benefit obligation as of June 30, 2013	$59	$(57)

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

	Target Allocation	June 30, 2013	July 1, 2012
Equity investments	70%	64%	64%
Fixed-income investments	30	30	32
Other	—	6	4

Total	100%	100%	100%

The following is a summary, by asset category, of the fair value of pension plan assets at the June 30, 2013 and June 30, 2012 measurement dates (thousands of dollars):

	June 30, 2013				June 30, 2012
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Asset Category
Cash and cash equivalents	$—	$4,572	$—	$4,572	$3,411	$—	$—	$3,411
Equity Securities/Funds:
Small Cap	13,681	—	—	13,681	10,707	—	—	10,707
Mid Cap	9,048	—	—	9,048	8,404	—	—	8,404
Large Cap	18,039	—	—	18,039	17,872	—	—	17,872
International	17,600	—	—	17,600	13,650	—	—	13,650
Fixed Income Bond Funds/Bonds	1,024	21,383	—	22,407	22,313	—	—	22,313
Hedge Funds	—	—	5,087	5,087	—	—	3,160	3,160

Total	$59,392	$25,955	$5,087	$90,434	$76,357	$—	$3,160	$79,517

The following table summarizes the changes in Level 3 investments for the pension plan assets (thousands of dollars):

	Fair Value June 30, 2012	Net Purchases and Sales	Realized and Unrealized Gain, net	Fair Value June 30, 2013
Hedge Funds	$3,160	$1,420	$507	$5,087

There were no transfers in or out of Level 3 investments during the year ended June 30, 2013.

The expected long-term rate of return on U.S. pension plan assets used to calculate the year-end 2013 projected benefit obligation was 7.5 percent. The target asset allocation is 70 percent public equity and 30 percent fixed income. The 7.5 percent is approximated by applying returns of 9.5 percent on public equity and 3 percent on fixed income to the target allocation. The actual historical returns are also relevant. Annualized returns for periods ended June 30, 2013 were 5.33 percent for 5 years, 7.28 percent for 10 years, 5.65 percent for 15 years, 7.53 percent for 20 years, 8.26 percent for 25 years and 9.32 percent for 30 years.

We expect to contribute approximately $3 million to our qualified pension plan and $823,000 to our postretirement health care plan in fiscal 2014. We do not expect to make contributions to our SERP in fiscal 2014. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (thousands of dollars):

2013 STRATTEC Annual Report	44

NOTES TO FINANCIAL STATEMENTS

	Pension and SERP Benefits	Postretirement Benefits
2014	$4,318	$823
2015	$5,269	$724
2016	$5,030	$594
2017	$5,240	$491
2018	$5,463	$392
2019-2023	$30,903	$797

All U.S. associates may participate in our 401(k) Plan. We contribute 100 percent up to the first 5 percent of eligible compensation that a participant contributes to the plan. Our contributions to the 401(k) Plan totaled approximately $1.5 million in 2013, $1.4 million in 2012 and $1.3 million in 2011.

SHAREHOLDERS’ EQUITY

We have 12,000,000 shares of authorized common stock, par value $.01 per share, with 3,372,029 and 3,303,784 shares outstanding at June 30, 2013 and July 1, 2012, respectively. Holders of our common stock are entitled to one vote for each share on all matters voted on by shareholders.

Our Board of Directors authorized a stock repurchase program to buy back up to 3,839,395 outstanding shares as of June 30, 2013. As of June 30, 2013, 3,655,322 shares have been repurchased under this program at a cost of approximately $136.4 million.

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

	2013	2012	2011
Net Income Attributable to STRATTEC	$9,375	$8,793	$5,418
Less: Income Attributable to Participating Securities	171	—	—

Net Income Attributable to Common Shareholders	$9,204	$8,793	$5,418

Weighted Average Shares of Common Stock Outstanding	3,327	3,300	3,285
Incremental Shares—Stock based Compensation	52	30	38

Diluted Weighted Average Shares of Common Stock Outstanding	3,379	3,330	3,323

Basic Earnings Per Share	$2.77	$2.66	$1.65

Diluted Earnings Per Share	$2.72	$2.64	$1.63

Net earnings available to participating securities were not significant in 2012 and 2011. We consider unvested restricted stock that provides the holder with a non-forfeitable right to receive dividends to be a participating security.

As of June 30, 2013, options to purchase 248,000 shares of common stock were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive. As of July 1, 2012, options to purchase 248,000 shares of common stock were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive. As of July 3, 2011, options to purchase 142,000 shares of common stock were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive.

STOCK OPTION AND PURCHASE PLANS

A summary of stock option activity under our stock incentive plan was as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Balance at June 27, 2010	297,650	$33.01

Granted	40,000	$22.47
Exercised	(2,600)	$10.92
Expired	(37,650)	$60.36

Balance at July 3, 2011	297,400	$28.32

Granted	40,000	$26.53
Exercised	(2,600)	$10.92
Expired	(2,000)	$37.58

Balance at July 1, 2012	332,800	$28.19

Granted	40,000	$25.64
Exercised	(55,845)	$13.78
Expired	(41,500)	$52.68
Terminated	(4,000)	$17.59

Balance at June 30, 2013	271,455	$27.19	5.4	$3,830

Exercisable as of:
June 30, 2013	139,955	$29.95	4.4	$2,104
July 1, 2012	192,700	$33.69	4.5	$702
July 3, 2011	155,800	$38.37	4.8	$479
Available for grant as of June 30, 2013	153,993

2013 STRATTEC Annual Report	45

NOTES TO FINANCIAL STATEMENTS

Options granted at a price greater than the market value on the date of grant included in the table above totaled 40,000 at an exercise price of $25.64 in 2013, 40,000 at an exercise price of $26.53 in 2012 and 40,000 at an exercise price of $22.47 in 2011.

A summary of restricted stock activity under our stock incentive plan was as follows:

		Weighted Average Grant Date
	Shares	Fair Value
Nonvested Balance at June 27, 2010	27,500	$29.90

Granted	20,000	$20.66
Vested	(8,600)	$47.78

Nonvested Balance at July 3, 2011	38,900	$21.19

Granted	20,000	$23.01
Vested	(9,300)	$29.00
Forfeited	(200)	$23.01

Nonvested Balance at July 1, 2012	49,400	$20.45

Granted	24,150	$23.69
Vested	(10,400)	$15.44
Forfeited	(1,900)	$25.49

Nonvested Balance at June 30, 2013	61,250	$22.42

We have an Employee Stock Purchase Plan to provide substantially all U.S. full-time associates an opportunity to purchase shares of STRATTEC common stock through payroll deductions. A participant may contribute a maximum of $5,200 per calendar year to the plan. On the last day of each month or if such date is not a trading day on the most recent previous trading day, participant account balances are used to purchase shares of our common stock at the average of the highest and lowest reported sales prices of a share of STRATTEC common stock on the NASDAQ Global Market. A total of 100,000 shares may be issued under the plan. Shares issued from treasury stock under the plan totaled 2,000 at an average price of $26.88 during 2013, 2,406 at an average price of $22.17 during 2012 and 2,323 at an average price of $26.78 during 2011. A total of 71,351 shares are available for purchase under the plan as of June 30, 2013.

EXPORT SALES

Export sales are summarized below (thousands of dollars):

	2013	2012	2011
Export Sales	$111,159	$102,022	$103,232
Percent of Net Sales	37%	37%	40%

These sales were primarily to automotive manufacturing assembly plants in Canada, China, Mexico and Korea.

SALES AND RECEIVABLE CONCENTRATION

Sales to our largest customers were as follows (thousands of dollars and percent of total net sales):

	2013		2012		2011
	Sales	%	Sales	%	Sales	%
General Motors Company	$56,972	19%	$64,588	23%	$63,617	24%
Ford Motor Company	44,773	15%	33,854	12%	26,930	10%
Chrysler Group LLC	95,476	32%	90,796	33%	80,889	31%

	$197,221	66%	$189,238	68%	$171,436	66%

Receivables from our largest customers were as follows (thousands of dollars and percent of gross receivables):

	June 30, 2013		July 1, 2012
	Receivables	%	Receivables	%
General Motors Company	$8,672	18%	$10,230	23%
Ford Motor Company	6,533	14%	5,738	13%
Chrysler Group LLC	15,698	33%	14,157	31%

	$30,903	65%	$30,125	67%

2013 STRATTEC Annual Report	46

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

Management assessed the Corporation’s system of internal control over financial reporting as of June 30, 2013, in relation to criteria for effective internal control over financial reporting as described in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, management concluded that, as of June 30, 2013, its system of internal control over financial reporting was effective and met the criteria of the Internal Control – Integrated Framework. Deloitte & Touche LLP, independent registered public accounting firm, has issued an attestation report on the Corporation’s internal control over financial reporting, which is included herein.

Frank J. Krejci	Patrick J. Hansen
President and	Senior Vice President and
Chief Executive Officer	Chief Financial Officer

2013 STRATTEC Annual Report	47

REPORTS

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of STRATTEC SECURITY CORPORATION:

We have audited the internal control over financial reporting of STRATTEC SECURITY CORPORATION and subsidiaries (the “Company”) as of June 30, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report on Management’s Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2013, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended June 30, 2013 of the Company and our report dated September 9, 2013 expressed an unqualified opinion on those consolidated financial statements.

Deloitte & Touche LLP

Milwaukee, Wisconsin

September 9, 2013

2013 STRATTEC Annual Report	48

REPORTS

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of STRATTEC SECURITY CORPORATION:

We have audited the accompanying consolidated balance sheets of STRATTEC SECURITY CORPORATION and subsidiaries (the “Company”) as of June 30, 2013 and July 1, 2012, and the related consolidated statements of income and comprehensive income (loss), shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of STRATTEC SECURITY CORPORATION and subsidiaries as of June 30, 2013 and July 1, 2012, and the results of their operations and their cash flows for the three years in the period ended June 30, 2013, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of June 30, 2013, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 9, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Deloitte & Touche LLP

Milwaukee, Wisconsin

September 9, 2013

2013 STRATTEC Annual Report	49

FINANCIAL SUMMARY

FIVE-YEAR FINANCIAL SUMMARY

The financial data for each period presented below reflects the consolidated results of STRATTEC SECURITY CORPORATION and its wholly owned Mexican subsidiary and its majority owned subsidiaries. Fiscal year 2009 has been retrospectively adjusted for the adoption of a new accounting standard issued by the Financial Accounting Standards Board (FASB) related to non-controlling interests in consolidated financial statements. The information below should be read in conjunction with “Management’s Discussion and Analysis,” and the Financial Statements and Notes thereto included elsewhere herein. The following data are in thousands of dollars except per share amounts.

	Fiscal Years
	2013	2012	2011	2010	2009
INCOME STATEMENT DATA
Net sales	$298,179	$279,234	$260,933	$207,964	$126,097
Gross profit	53,866	50,263	42,163	33,042	13,240
Engineering, selling, and administrative expenses	34,934	33,920	33,443	29,939	25,480
Loss on settlement of pension obligation	2,144	—	—	—	—
Impairment charge	—	—	—	223	—
Environmental reserve adjustment	—	—	—	(1,125)	—
Provision for (recovery of) doubtful accounts	—	—	—	(421)	500

Income (loss) from operations	16,788	16,343	8,720	4,426	(12,740)
Interest income	21	69	119	86	731
Equity (loss) earnings of joint ventures	(225)	(1,071)	1,246	1,008	245
Interest expense	(34)	(81)	(175)	(225)	(164)
Other income, net	329	582	220	312	804

Income (loss) before taxes and non-controlling interest	16,879	15,842	10,130	5,607	(11,124)
Provision (benefit) for income taxes	5,366	3,589	2,540	1,666	(4,222)

Net income (loss)	11,513	12,253	7,590	3,941	(6,902)
Net income (loss) attributable to non-controlling interest	2,138	3,460	2,172	520	(780)

Net income (loss) attributable to STRATTEC SECURITY CORPORATION	$9,375	$8,793	$5,418	$3,421	$(6,122)

Earnings (Loss) per share:
Basic	$2.77	$2.66	$1.65	$1.05	$(1.87)
Diluted	$2.72	$2.64	$1.63	$1.04	$(1.86)
Cash dividends declared per share	$0.40	$0.40	$1.20	$—	$0.30

BALANCE SHEET DATA
Net working capital	$55,774	$44,318	$43,414	$43,777	$41,710
Total assets	$169,500	$166,038	$148,088	$145,002	$128,189
Long-term liabilities	$6,895	$21,667	$7,036	$22,982	$24,784
Total STRATTEC SECURITY CORPORATION
Shareholders’ equity	$104,218	$80,552	$86,215	$74,126	$71,418

2013 STRATTEC Annual Report	50

FINANCIAL SUMMARY / PERFORMANCE GRAPH

QUARTERLY FINANCIAL DATA (UNAUDITED)

The following data are in thousands of dollars except per share amounts.

				Net Income Attributable to	Earnings Per Share		Cash Dividends Declared	Market Price Per Share
	Quarter	Net Sales	Gross Profit	STRATTEC	Basic	Diluted	Per Share	High	Low
2013	First	$70,807	$13,713	$2,670	$0.79	$0.78	$0.10	$24.50	$20.20
	Second	72,243	12,307	2,394	0.71	0.70	0.30	$25.00	$21.06
	Third	74,658	13,221	1,094	0.32	0.32	—	$31.83	$25.00
	Fourth	80,471	14,625	3,217	0.94	0.92	—	$42.30	$28.00

	TOTAL	$298,179	$53,866	$9,375	$2.77	$2.72	$0.40

2012	First	$66,377	$11,504	$1,282	$0.39	$0.39	$0.10	$27.37	$20.69
	Second	65,886	11,240	1,548	0.47	0.47	0.10	$25.71	$19.18
	Third	70,608	13,052	2,728	0.83	0.82	0.10	$24.73	$18.87
	Fourth	76,363	14,467	3,235	0.98	0.97	0.10	$23.24	$19.40

	TOTAL	$279,234	$50,263	$8,793	$2.66	$2.64	$0.40

Registered shareholders of record at June 30, 2013, were 1,654.

PERFORMANCE GRAPH

The chart below shows a comparison of the cumulative return since June 29, 2008 had $100 been invested at the close of business on June 29, 2008 in STRATTEC Common Stock, the NASDAQ Composite Index (all issuers), and the Dow Jones U.S. Auto Parts Index.

	6/29/08	6/28/09	6/27/10	7/3/11	7/1/12	6/30/13
STRATTEC**	100.00	40.34	63.87	63.71	64.58	116.19
NASDAQ Composite Index	100.00	80.56	93.30	124.28	132.47	155.74
Dow Jones U.S. Auto Parts Index	100.00	73.09	93.50	157.44	121.47	174.25

*	$100 invested on 6/29/08 in stock or index-including reinvestment of dividends. Indexes calculated on a month-end basis.
**	The Friday fiscal year end closing price of STRATTEC Common Stock on June 27, 2008 was $34.99, the closing price on June 26, 2009 was $13.90, the closing price on June 25, 2010 was $22.01, the closing price on July 1, 2011 was $21.13, the closing price on June 29, 2012 was $21.04 and the closing price on June 28, 2013 was $37.36.

2013 STRATTEC Annual Report	51

DIRECTORS / OFFICERS
SHAREHOLDERS' INFORMATION

52

STRATTEC Board of Directors:
(Left to Right) Frank J. Krejci, Thomas W. Florsheim, Jr., Michael J. Koss, David R. Zimmer, Harold M. Stratton II

STRATTEC

BOARD OF DIRECTORS

Harold M. Stratton II, 65
Chairman of the Board

Frank J. Krejci, 63
President and Chief Executive Officer

Thomas W. Florsheim, Jr., 55
Chairman and Chief Executive Officer of Weyco Group, Inc.
Director of Weyco Group, Inc.

Michael J. Koss, 59
President and Chief Executive Officer of Koss Corporation
Director of Koss Corporation

David R. Zimmer, 67
Retired Managing Partner of Stonebridge Business Partners

CORPORATE OFFICERS

Frank J. Krejci, 63

Patrick J. Hansen, 54
Senior Vice President-Chief Financial Officer, Treasurer and Secretary

Rolando J. Guillot, 45
Vice President-Mexican Operations

Kathryn E. Scherbarth, 57
Vice President-Milwaukee Operations

Brian J. Reetz, 55
Vice President-Security Products

Richard P. Messina, 47
Vice President-Access Products

SHAREHOLDERS' INFORMATION

Annual Meeting
The Annual Meeting of Shareholders will convene at 8:00 a.m. (CDT) on October 8, 2013, at the Radisson Hotel, 7065 North Port Washington Road, Milwaukee, WI 53217

Common Stock
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
1110 Centre Pointe Curve
Suite 101
Mendota Heights, MN 55120-4100
1.800.468.9716

2013 STRATTEC Annual Report

Works with YOUR Vehicle Key!
BOLT
BREAKTHROUGH ONE-KEY LOCK TECHNOLOGY
AS EASY AS 1-2-3!
1 INSERT VEHICLE KEY
2 TURN ONCE
3 IT LEARNS YOUR KEY
GM Tailgate Handle
Trailer Spare Tire Lock
2" Padlock
5/8" Receiver Lock
Toolbox Latch
6' Cable Lock
Jeep Spare Tire Lock
BOLTLOCK.com

STRATTEC

STRATTEC SECURITY CORPORATION

3333 WEST GOOD HOPE ROAD

MILWAUKEE, WI 53209

PHONE 414.247.3333 FAX 414.247.3329

www.strattec.com