Form 10-K, Exhibit 13
period 2014-06-29
STRATTEC SECURITY CORP
filed 2014-09-05
CIK 933034

Exhibit 13

LETTER TO THE SHAREHOLDERS

Dear STRATTEC Shareholders,

Our roots go back over 105 years when two partners, Steve and Harry, better known as Briggs & Stratton, started their company by focusing on the newly burgeoning automotive industry. At the 1995 spin-off that made STRATTEC an independent company, virtually all our business was concentrated in North America making automotive locks and keys. We faced a potential decline from electronics displacing traditional mechanical products. We also needed to become an international business to survive the globalization of the automotive industry. Since that time, we have been determined to significantly evolve our product lines and strategic position.

In 2000, the Company was transformed through the creation of our global alliance, VAST. We have gained products from our alliance partners’ expertise and established a global footprint recognized by our customers. With other initiatives, such as a strategic acquisition, we have made significant progress in positioning STRATTEC for the future.

Financial:

The total return to shareholders of price appreciation and dividends was in excess of 70% for fiscal year 2014. That is on top of a return in excess of 80% for our 2013 fiscal year. This year, STRATTEC set records for sales and employee profit sharing. It was the result of a strong automotive market, our stronger global position, and initial efforts to diversify product and markets. The year was capped off by STRATTEC being added to the Russell 2000, giving us additional visibility in the investment community.

After a few years of significant company contributions and good market performance, our pension obligation is substantially funded. We are seeking regulatory approvals to sell this obligation to a third party, likely some time in 2016. It will reduce risk and dampen volatility in our income statement, balance sheet and cash flows.

Operations:

Sales grew generally throughout our business, particularly with service parts due to unusually high demand and also in door handles, electronics and latches from years of strategic efforts.

Higher volumes challenged our manufacturing operations, providing increased asset utilization and overhead absorption, but were somewhat offset by inefficiencies from expediting production and delivery. Incremental sales certainly had a positive impact on profitability.

We will expand our operations with the addition of two buildings: A third facility in Juarez, Mexico, and a sales and engineering facility in Southeastern Michigan. These purchases will result in significantly higher than normal capital expenditures in 2015.

The new Mexican facility is across the street from one of our existing factories, allowing us to share management resources and have significant expansion options. The Michigan building will replace two leased facilities, combining sales, engineering, product development and prototyping, plus space for VAST headquarters and VAST partner offices, all under one roof. It will accommodate future growth, provide VAST branding visibility and cost less than our current leased facilities.

Pride isn’t directly reflected in our financials, but deserves comment. For the third year, we won a United Health Care national wellness award. Our team’s continued engagement in wellness activities has become part of our culture. Another award deserving

2014 STRATTEC Annual Report	2

LETTER TO THE SHAREHOLDERS

mention is the Melvin Lurie Labor-Management Cooperation Prize because of good communication and cooperation.

VAST:

Our partnership with WITTE and ADAC plays an increasingly important role. Our combined sales exceed $1.3 billion and allow us to compete globally. VAST China has made good progress, specifically with their painting line which had significant start-up costs previously. This year also marked an acceleration of VAST coordination and focus on strategic initiatives.

Over the last twelve months, VAST accomplished its’ own Triple Crown. STRATTEC was supplier of the Year in Electrical Products for Chrysler, Witte won a similar award from Volkswagen and ADAC from General Motors. These awards were presented to a very select number of suppliers. This positive recognition from our customers underlies the quality of our partnership and reinforces our efforts to jointly market our capabilities.

Diversification:

We continue to discuss relationship opportunities with companies who may be able to do things with us that they cannot do on their own. Seeds are being planted for the future, without any specific timetable.

Our investment in fingerprint technology, NextLock (www.nextlock.com), has worked on extensive product re-design for manufacturing efficiency and features for residential and commercial markets. Consistent with our original strategy of cross fertilizing technology, we are already receiving interest for automotive applications.

STRATTEC Component Solutions division was created to win new customers and markets, more fully utilize overhead, infuse entrepreneurial thinking and create career opportunities. We are gaining traction, particularly with customers who are developing new products. In the process, they see the advantages of on-shoring zinc die casting, plating, stamping and assembly.

Summary:

Shareholders saw good returns, customers saw growth in an already strong market and employees earned record profit sharing. We are grateful for guidance by our Board of Directors, support of our shareholders, and the customer confidence shown in awarding new business. Special thanks are due to 3,200 STRATTEC associates and 6,000 VAST partner associates, who through their extra efforts, satisfied our customers’ increasing needs and made global strategic thinking a reality.

Time to get back to work in order to make fiscal 2015 another great year!

Sincerely,

Frank J. Krejci

President & Chief Executive Officer

2014 STRATTEC Annual Report	3

FINANCIAL HIGHLIGHTS

(IN MILLIONS)

	2014	2013	2012
Net Sales	$348.4	$298.2	$279.2
Gross Profit	65.8	53.9	50.3
Income from Operations	26.5	16.8	16.3
Net Income Attributable to STRATTEC	16.4	9.4	8.8
Total Assets	213.0	169.5	166.0
Total Debt	2.5	2.3	—
STRATTEC Shareholders’ Equity	125.5	104.2	80.6

ECONOMIC VALUE ADDED (EVA®)

We believe that EVA® represents an accurate measure of STRATTEC’s overall performance and shareholder value. All U.S. associates and many of our Mexico-based salaried associates participate in incentive plans that are based upon our ability to add economic value to the enterprise. The EVA® performance for 2014 was a positive $6.3 million which represents a $3.7 million improvement from 2013. (For further explanation of our EVA® Plan, see our 2014 definitive Proxy Statement.)

Net Operating Profit After Cash-Basis Taxes		$16.6
Average Monthly Net Capital Employed	$103.2
Cost of Capital	10%

Capital Charge		10.3

Economic Value Added		$6.3

EVA® is not a traditional financial measurement under U.S. GAAP and may not be similar to EVA® calculations used by other companies. However, STRATTEC believes the reporting of EVA® provides investors with greater visibility of economic profit. The following is a reconciliation of the relevant GAAP financial measures to the non-GAAP measures used in the calculation of STRATTEC’s EVA®.

Net Operating Profit After Cash-Basis Taxes:

2014 Net Income Attributable to STRATTEC as Reported	$16.4
Deferred Tax Provision	1.4
Other	(1.2)

Net Operating Profit After Cash-Basis Taxes	$16.6

Average Monthly Net Capital Employed:

Total STRATTEC Shareholders’ Equity as Reported at June 29, 2014	$125.5
Long-Term Liabilities	12.9
Other Long-Term Assets	(11.6)
Deferred Tax Assets	(5.7)
Other	(10.3)

Net Capital Employed at June 29, 2014	$110.8
Impact of 12 Month Average	(7.6)

Average Monthly Net Capital Employed	$103.2

EVA® is a registered trademark of Stern, Stewart & Co.

2014 STRATTEC Annual Report	4

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

STRATTEC received the 2013 Chrysler Supplier of the Year Award for Electrical Products

HISTORY

STRATTEC formerly was a division of Briggs & Stratton Corporation. In 1995, STRATTEC was spun off from Briggs & Stratton through a tax-free distribution to the then-existing Briggs & Stratton shareholders and has been an independent public company for nineteen years.

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

We are also developing additional access control products, including trunk latches, liftgate latches, tailgate latches, hood latches, side door latches and related hardware. With our acquisition of Delphi Corporation’s Power Products Group in fiscal 2009, we are now supplying power access devices for sliding side doors, liftgates and trunk lids. Through a legal entity formed with

2014 STRATTEC Annual Report	5

COMPANY DESCRIPTION

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

MARKETS

We are a direct supplier to OEM automotive and light truck manufacturers as well as other transportation-related manufacturers. Our largest customers are Chrysler Group LLC, General Motors Company and Ford Motor Company. Our access control product mix varies by customer, but generally our overall sales tend to be highest in lock and key, followed by power access, ignition lock housings, the door handle and trim components produced by ADAC-STRATTEC de Mexico and latch mechanisms.

Direct sales to various OEMs represented approximately 74% of our total sales for fiscal 2014. The remainder of our revenue is received primarily through sales to the OEM service channels, the aftermarket, Tier 1 automotive supplier customers, and certain products to non-automotive commercial customers.

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

2014 STRATTEC Annual Report	6

COMPANY DESCRIPTION

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

CUSTOMER SALES FOCUS

To bring the proper focus to the relationships with our major customers, we have seven customer-focused teams, each with a Director of Sales, one or two Engineering Program Managers and Customer Application Engineers. In addition to customer teams for General Motors, Ford and Chrysler, we currently have teams for New Domestic Vehicle Manufacturers (primarily the Japanese and Korean automotive manufacturers), Driver Control/Ignition Lock Housing customers, Tier 1 customers, and Service and Aftermarket customers. Sales and engineering for ADAC-STRATTEC LLC are supported by our partner, ADAC Automotive.

Each Sales Director is responsible for the overall relationship between STRATTEC and a specific customer group. Program Managers are responsible for coordinating cross functional activities while managing new product programs for their customers.

PRODUCT ENGINEERING FOCUS

To best serve our customers’ product needs, STRATTEC’s engineering resources are organized into groups which focus on specific access control applications. We currently have six engineering groups: Locks and Keys, Aftermarket, Latches, Power Access Devices, Driver Control/lgnition Lock Housings and Electrical. Each group has a Product Business Manager, an Engineering Manager and a complement of skilled engineers who design and develop products for specific applications. In doing this, each engineering group works closely with the Customer teams, Engineering Program Managers, and Application Engineers.

Underlying this organization is a formalized product development process to identify and meet customer needs in the shortest possible time. By following this streamlined development system, we shorten product lead times, tighten our response to market changes and provide our customers with the optimum value solution to

The Aston Martin uses an electronic key fob and mating docking station developed by STRATTEC exclusively for Aston Martin.

2014 STRATTEC Annual Report	7

COMPANY DESCRIPTION

their security/access control requirements. STRATTEC is also ISO/TS 16949 and ISO 14001 certified. This means we embrace the philosophy that quality should exist not only in the finished product, but in every step of our processes as well.

OPERATIONS

A significant number of the components that go into our products are manufactured at our headquarters in Milwaukee, Wisconsin. This facility produces zinc die cast components, stampings and milled key blades. We have two owned production facilities in Juarez, Mexico operating as STRATTEC de Mexico. Plant No. 1 houses assembly operations for locksets, ignition lock housings, and our new NextLock biometric security products. Plant No. 2 was built during fiscal 2009 to replace a leased facility. It houses our key finishing and latch assembly operations, as well as dedicated space for the assembly operations of STRATTEC POWER ACCESS de Mexico and ADAC-STRATTEC de Mexico. During fiscal year 2015, we acquired a third facility in Juarez, Mexico near Plant No. 2 to accommodate sales growth in latches and door handle components.

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

2014 STRATTEC Annual Report	8

COMPANY DESCRIPTION

In February of 2006, we announced the expansion of this alliance and related joint venture with the addition of a third partner, ADAC Plastics, Inc. ADAC, of Grand Rapids, Michigan, adds North American expertise in door handles, a part of WITTE’s core product line that STRATTEC did not support, and an expertise in color-matched painting of these components.

With the expansion of the alliance, we can offer a full range of access control related products available on a global basis to support customer programs. To identify this powerful combination of independent companies focused on working together, we renamed the joint venture Vehicle Access Systems Technology LLC (VAST LLC). We now refer to the combination of the alliance structure and JV simply as “VAST”. WITTE is now called WITTE Automotive, and ADAC is now doing business as ADAC Automotive. We have adopted a common graphic image in which we share a logo mark and colors, and a specific VAST logo used on the partners’ printed and electronic presentation materials. VAST made investments with a local partner in Brazil in September, 2001, and local partners in China in March, 2002. However, during fiscal 2010, VAST LLC purchased the remaining 40 percent interest of its local partners in the China venture. VAST China is now wholly owned by VAST LLC. This was an important step which gives STRATTEC a one-third interest in VAST China’s activities in the important growing Chinese/Asia market. In March, 2014, VAST LLC purchased the remaining 49 percent interest of its local partner in Brazil.

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

2014 STRATTEC Annual Report	9

COMPANY DESCRIPTION

ADAC-STRATTEC de MEXICO

During fiscal 2007, we formed a new entity with ADAC Automotive called ADAC-STRATTEC LLC including a wholly owned Mexican subsidiary ADAC-STRATTEC de Mexico (ASdM). The purpose of this subsidiary is to produce certain ADAC and STRATTEC products utilizing ADAC’s plastic molding expertise and STRATTEC’s assembly capability. ASdM currently operates out of defined space in STRATTEC de Mexico Plant No. 2 located in Juarez, Mexico. Products from this subsidiary include non-painted door handle components and exterior trim components for OEM customers producing in North America. STRATTEC owns 51% of this subsidiary and its financial results are consolidated into STRATTEC’s financial statements. In our fiscal years ending 2014 and 2013, ASdM was profitable and represented $48.0 and $37.2 million, respectively, of our consolidated net sales.

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

STRATTEC POWER ACCESS LLC

During fiscal year 2009, we formed a new subsidiary with WITTE Automotive called STRATTEC POWER ACCESS LLC (SPA) to acquire the North American business of the Delphi Power Products Group. WITTE is a 20 percent minority owner. SPA in turn owns a Mexican subsidiary, STRATTEC POWER ACCESS de Mexico. The purpose of this subsidiary is to assemble power access devices for sliding side doors, liftgates and trunk lids. STRATTEC POWER ACCESS de Mexico currently operates out of defined space in STRATTEC de Mexico Plant No. 2 located in Juarez, Mexico. Financial results for SPA are consolidated in STRATTEC’s financial statements. For fiscal years ending 2014 and 2013, SPA was profitable and represented $60.1 and $56.4 million, respectively, of our consolidated net sales.

NEXTLOCK LLC

During the fourth quarter of fiscal year 2013, we formed a new joint venture with Actuator Systems LLC called NextLock LLC. The initial capitalization of the joint venture was $1.5 million. The purpose of this joint venture is to assemble and sell the next generation of biometric security products based upon the designs of Actuator Systems. We expect that this joint venture will have sales activity starting in fiscal 2015. STRATTEC owns 51% of this joint venture and its financial results will be accounted for on the equity method of accounting.

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

2014 STRATTEC Annual Report	10

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

GLOBAL PRESENCE

1. STRATTEC – Milwaukee, Wisconsin[1]	8. WITTE Automotive – Velbert, Germany[1]
2. STRATTEC de Mexico – Juarez, Mexico[1]	9. WITTE Automotive – Nejdek, Czech Republic[1]
3. STRATTEC de Mexico–Key Finishing – Juarez, Mexico[1]	10. WITTE Automotive – Bulgaria[1]
4. ADAC-STRATTEC de Mexico – Juarez, Mexico	11. VAST Fuzhou – Fuzhou, China[2]
5. STRATTEC Power Access de Mexico – Juarez, Mexico	12. VAST China Co. Ltd. – Taicang, China[2]
6. ADAC Automotive – Grand Rapids and Muskegon, Michigan[1]	13. VAST Japan – Tokyo, Japan (Branch Office)[2]
7. ADAC Automotive, STRATTEC and STRATTEC POWER ACCESS (Sales/Engineering Offices – Detroit, Michigan)[1]	14. VAST Korea – Anyang, Korea (Branch Office)[2]
15. VAST do Brasil – Sao Paulo, Brazil[2]

[1]	Members of VAST. [2] Units of VAST LLC joint venture.

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

2014 STRATTEC Annual Report	11

2014 STRATTEC Annual Report	12

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Discussion and Analysis should be read in conjunction with STRATTEC SECURITY CORPORATION’s accompanying Financial Statements and Notes thereto. Unless otherwise indicated, all references to years or quarters refer to fiscal years or fiscal quarters.

EXECUTIVE OVERVIEW

Historically, a significant portion of our total net sales are to domestic automotive OEMs (General Motors, Ford and Chrysler). During the past decade these customers lost North American market share to the New Domestic automotive manufacturers (primarily the Japanese and Korean automotive manufacturers). In addition to our dependence on our customers’ maintaining their market share, our financial performance depends in large part on conditions in the overall automotive industry, which in turn, is dependent upon the U.S. and global economies. During fiscal years 2014, 2013 and 2012, the domestic automotive OEMs together represented 70 percent, 66 percent and 68 percent, respectively, of our total sales.

Our financial results for fiscal year 2014 reflected continued improvement over the prior years. Fiscal 2014 net sales were $348 million compared to $298 million in 2013 and $279 million in 2012. Net income attributable to STRATTEC for fiscal 2014 was $16.4 million compared to $9.4 million in 2013 and $8.8 million in 2012. The financial health of our three largest customers continues to improve. General Motors, Ford and Chrysler continued to report profitable results after implementing significant restructuring plans that modified their cost structures by closing manufacturing facilities, reducing benefits and wages and eliminating certain models and brands in 2009 and 2010.

As we look out into the future, the July 2014 projections from our third-party forecasting service indicate that North American light vehicle production will show steady improvement for the next five years. By model year, based on these projections we are expecting a 2014 build of 16.6 million vehicles, 17.0 million vehicles for 2015, 17.3 million vehicles for 2016, 17.8 million vehicles for 2017 and 18.2 million vehicles for 2018. As part of this third party projection, General Motors Company is expected to experience flat vehicle production volumes, the Ford Motor Company is expected to experience modest increases in their production levels during this time period. Chrysler Group LLC is expected to decrease production in model years 2015 through 2018, primarily due to the forecasting uncertainty and risk in Fiat’s future vehicle product plans for the Chrysler Group. Of course, all of these forecasts are subject to variability based on what happens in the overall North American and global economies, especially as it relates to the current levels of employment, availability of consumer credit, home equity values, fluctuating fuel prices and other key factors that we believe could determine whether consumers can or will purchase new vehicles.

Focus and Strategy Going Forward

STRATTEC’s long-term strategy is focused on maximizing long-term shareholder value by driving profitable growth. Our management believes productivity improvements and cost reductions are critical to our competitiveness, while enhancing the value we deliver to our customers. In order to accomplish this, we have been pursuing, and we intend to continue to pursue, the following objectives as summarized below:

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

2014 STRATTEC Annual Report	13

MANAGEMENT’S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

2014 Compared to 2013

	Years Ended
	June 29, 2014	June 30, 2013
Net sales (in millions)	$348.4	$298.2

Net Sales to each of our customers or customer groups in the current year and prior year were as follows (in millions):

	Years Ended
	June 29, 2014	June 30, 2013
Chrysler Group LLC	$117.5	$95.5
General Motors Company	79.5	57.0
Ford Motor Company	46.6	44.8
Tier 1 Customers	61.6	57.4
Commercial and Other OEM Customers	36.0	33.2
Hyundai / Kia	7.2	10.3

Total	$348.4	$298.2

Increased sales to Chrysler Group LLC, General Motors Company and Ford Motor Company in the current year were due to increased customer vehicle production volumes and increased product content on the models for which we supply components. In addition, sales to General Motors Company increased $11 million in the current year as compared to the prior year as a result of service part sales related to a recall campaign, which may continue into the first half of fiscal 2015 after which service parts sales will likely return to more normal levels during the second half of fiscal 2015. Increased sales to Tier 1, Commercial and Other OEM customers in the current year related to market growth and the increasing impact on our sales of other vehicle access control products, such as latches, fobs and driver controls, which we have developed in recent years to complement our historic lock and key access control products. The reduction in sales to Hyundai / Kia in the current year was due to lower customer vehicle production volumes on models for which we supply components.

	Years Ended
	June 29, 2014	June 30, 2013
Cost of Goods Sold (in millions)	$282.6	$244.3

Direct material costs are the most significant component of our cost of goods sold and comprised $184.0 million or 64.4 percent of cost of goods sold in the current year period compared to $158.4 million or 64.8 percent of cost of goods sold in the prior year period. The increase in material costs of $25.6 million or 16.2 percent was due to increased sales volumes in the current year as compared to the prior year as discussed above. The direct material costs were also impacted by higher purchased raw material costs for zinc during 2014 as compared to 2013. We have negotiated raw material price adjustment clauses with certain, but not all, of our customers to offset some of the market price fluctuations in the cost of zinc. During 2014, we used approximately 12.7 million pounds of zinc. Increased zinc costs during 2014, as adjusted for the impact of raw material price adjustments with certain customers, totaled approximately $970,000.

The remaining components of cost of goods sold consist of labor and overhead costs which increased $12.7 million or 14.8 percent in the current year over the prior year as the variable portion of these costs increased due to the increased sales volumes during 2014. In addition, the current year period includes benefits of favorable absorption of the fixed portion of our labor and overhead costs resulting from increased sales volumes between periods, a reduction of approximately $800,000 in the U.S. dollar costs of our Mexican operations due to a favorable Mexican peso to U.S. dollar exchange rate, and a reduction of approximately $1.5 million in pension expense provisions between periods. These favorable impacts to cost of goods sold were partially offset by an increase in current year manufacturing startup costs associated with new product launches, an increase of $1.1 million in current year royalty costs, an increase of $1.9 million in expense provisions for the accrual of bonuses under our incentive bonus plans, and an increase in warranty costs of $1.6 million. The average U.S. dollar/Mexican peso exchange rate increased to approximately 13.07 pesos to the dollar in the current year period from approximately 12.82 pesos to the dollar in the prior year period. This resulted in decreased U.S. dollar costs related to our Mexican operations of approximately $800,000 in the current year compared to the prior year. Pension expense provisions impacting our gross profit percentage decreased during the current year as compared to the prior year due to a significantly improved funded status on our frozen defined benefit pension plan. Increased warranty costs between periods was the result of prior year net warranty provision credits of $400,000, which reflected the impact of favorable adjustments for warranty claims settled during the prior year, and warranty provisions of $1.2 million in

2014 STRATTEC Annual Report	14

MANAGEMENT’S DISCUSSION AND ANALYSIS

the current year resulting from various customer warranty issues. The amount of the accrual of bonuses under our incentive bonus plans which impacted our cost of goods sold increased in the current year as compared to the prior year based on our increased profitability year over year.

	Years Ended
	June 29, 2014	June 30, 2013
Gross Profit (in millions)	$65.8	$53.9
Gross Profit as a percentage of net sales	18.9%	18.1%

The improvement in gross profit in the current year as compared to the prior year was the result of the increase in sales, partially offset by the increase in cost of goods sold as discussed above. The improvement in gross profit as a percentage of net sales in the current year as compared to the prior year was the result of increased sales of service parts related to a customer recall campaign, which typically have higher gross profit margins as compared to gross profit margins on parts sold for new vehicle production, and increased customer production volumes resulting in more favorable absorption of our fixed manufacturing costs. Also contributing to the improvement in our gross profit margins were lower pension expense provisions as compared to the prior year and a favorable Mexican peso to U.S. dollar exchange rate, partially offset by higher manufacturing startup costs associated with new product program launches, higher expense provisions for the accrual of bonuses under our incentive bonus plans and increased royalty costs as compared to the prior year, all as discussed above.

Engineering, Selling and Administrative Expenses in the current year and prior year were as follows:

	Years Ended
	June 29, 2014	June 30, 2013
Expenses (in millions)	$39.3	$34.9
Expenses as a percentage of net sales	11.3%	11.7%

Engineering, selling and administrative expenses increased approximately $4.4 million between periods while decreasing slightly as a percentage of our net sales to 11.3 percent in the current year from 11.7 percent in the prior year. The increase in costs in the current year period over the prior year period was due to higher health care costs, higher expense provisions for the accrual of bonuses under our incentive bonus plans, increased current year period outside consulting and temporary help costs associated with an upgrade to our existing enterprise resource planning (ERP) system, and higher engineering costs associated with new product programs under development.

During our fiscal 2013 third quarter, SERP benefits of approximately $5.8 million were cash settled using primarily Rabbi Trust assets and current cash balances. We incurred a related settlement charge to operations of approximately $2.1 million pre-tax in our fiscal 2013 third quarter as a result of the requirement to expense a portion of the unrealized actuarial losses due to the settlement of the SERP obligation. This charge had no effect on our aggregate equity balance because the unrealized actuarial losses were already recognized during prior periods in accumulated other comprehensive loss. Accordingly, the effect of the settlement charge on our retained earnings was offset by a corresponding reduction in accumulated other comprehensive loss.

Income from operations in the current year was $26.5 million compared to $16.8 million in the prior year period. This increase was the result of increased sales and improved gross profit margins during 2014, partially offset by an increase in engineering, selling and administrative expenses, all as discussed above. The fiscal 2013 third quarter $2.1 million SERP settlement charge also impacted our 2013 income from operations.

Equity earnings of joint ventures was $957,000 during the current year compared to equity loss of joint ventures of $225,000 in the prior year. During the first half of fiscal year 2013 our joint venture in China incurred relocation costs associated with moves to a new facility and start-up costs associated with a new product line. These costs resulted in STRATTEC incurring an equity loss from joint ventures in the prior year period. Also included in equity earnings of joint ventures were start-up costs associated with our new joint venture, NextLock LLC. These start-up costs totaled $367,000 in 2014 and $78,000 in 2013.

Included in other income, net in the current year and prior year were the following items (in thousands):

	Years Ended
	June 29, 2014	June 30, 2013
Foreign currency transaction loss	$(36)	$(395)
Rabbi Trust gain	211	164
Unrealized gain on Mexican peso option contracts	—	395
Realized loss on Mexican peso option contracts	—	(12)
Other	97	177

	$272	$329

Foreign currency transaction losses resulted from activity associated with foreign denominated assets held by our Mexican subsidiaries. During 2013 we had agreements in place with Bank of

2014 STRATTEC Annual Report	15

MANAGEMENT’S DISCUSSION AND ANALYSIS

Montreal that provided for two weekly Mexican peso currency option contracts to cover a portion of our weekly estimated peso denominated operating costs. In 2013, the Mexican peso appreciated to the U.S. dollar creating unrealized gains on these Mexican peso currency option contracts while realized losses were generated on the weekly commitments due under the contracts. Our objective in entering into these currency option contracts was to minimize our earnings volatility resulting from changes in exchange rates affecting the U.S. dollar cost of our Mexican operations. The Mexican peso currency option contracts expired June 28, 2013. No Mexican peso currency contracts were effective during fiscal 2014. Our Rabbi Trust assets fund our amended and restated supplemental executive retirement plan. The investments held in the Trust are considered trading securities.

Our effective income tax rate for 2014 was 31.2 percent compared to 31.8 percent in 2013. Our income tax provision for each of 2014 and 2013 was affected by the non-controlling interest portion of our pre-tax income. Our income tax provision for 2013 was also affected by a lower statutory tax rate for income subject to tax in Mexico as compared to the statutory tax rate for income subject to tax in the U.S. Moreover, our income tax provision for 2014 included a reduction in our liability for unrecognized tax benefits of approximately $215,000 due to tax years that closed. The decrease in the effective tax rate between periods was the result of the current year period reduction in the liability for unrecognized tax benefits, partially offset by an increase, effective as of January 1, 2014, in the statutory tax rate for income subject to tax in Mexico.

2013 Compared to 2012

	Years Ended
	June 30, 2013	July 1, 2012
Net sales (in millions)	$298.2	$279.2

Net Sales to each of our customers or customer groups in 2013 and 2012 were as follows (in millions):

	Years Ended
	June 30, 2013	July 1, 2012
Chrysler Group LLC	$95.5	$90.8
General Motors Company	57.0	64.6
Ford Motor Company	44.8	33.9
Tier 1 Customers	57.4	45.8
Commercial and Other OEM Customers	33.2	29.7
Hyundai / Kia	10.3	14.4

Total	$298.2	$279.2

Increased sales to Chrysler Group LLC and Ford Motor Company in 2013 were primarily due to increased customer vehicle production volumes on models for which we supply components. New product content also contributed to the increased sales to Ford Motor Company. The reduction in sales to General Motors Company in 2013 was primarily attributed to business we lost to other suppliers during the latter half of the 2012 model year, partially offset by higher production on other General Motors vehicles for which we continued to supply components during 2013. Increased sales to Tier 1, Commercial and Other OEM customers in 2013 primarily related to market growth and the increasing impact on our sales of other vehicle access control products, such as latches, fobs and driver controls, which we have developed in recent years to complement our historic core lock and key access control products. The reduction in sales to Hyundai / Kia in 2013 was principally due to lower customer vehicle production volumes on models for which we supply components and the discontinuation of a vehicle model for which we had been supplying components.

	Years Ended
	June 30, 2013	July 1, 2012
Cost of Goods Sold (in millions)	$244.3	$229.0

Direct material costs are the most significant component of our cost of goods sold comprising $158.4 million or 64.8 percent of total cost of goods sold in 2013 compared to $149.2 million or 65.1 percent of cost of goods sold in 2012. The increase in material costs of $9.2 million or 6.2 percent was due to increased sales volumes in 2013 as compared to 2012.

The remaining components of cost of goods sold consisted of labor and overhead costs which increased $6.1 million or 7.6 percent in 2013 as compared to 2012 as the variable portion of these costs increased due to the increased sales volumes experienced in 2013. The benefit of favorable absorption of the fixed portion of these costs realized in 2013 as compared to 2012 resulting from increased sales volumes between periods was offset by higher labor and overhead costs incurred in 2013 as compared to 2012 due to a less favorable product content mix which required higher labor and overhead content to manufacture the applicable products. In addition,

2014 STRATTEC Annual Report	16

MANAGEMENT’S DISCUSSION AND ANALYSIS

we experienced higher expense provisions of $1.5 million for our pension plan during 2013 as compared to 2012 and an increase in the U.S. dollar cost of our Mexican operations of $756,000 due to an unfavorable Mexican peso to U.S. dollar exchange rate, offset by warranty provision credits which totaled $400,000 in 2013 compared to warranty provisions of $2.1 million in 2012. We froze our defined benefit pension plan for future benefit accruals effective January 1, 2010. Expense provisions for our pension plan increased approximately $2.1 million during 2013 as compared to 2012 due to lower bond returns which resulted in a lower discount rate and a lower expected return on invested assets as of the end of 2013 in comparison to the same measurements at the end of 2012. Approximately $1.5 million of this $2.1 million increase negatively impacted our cost of goods sold and reduced our gross profit during 2013. The average U.S. dollar/Mexican peso exchange rate decreased to approximately 12.82 pesos to the dollar in 2013 from approximately 13.12 pesos to the dollar in 2012. This resulted in increased U.S. dollar costs related to our Mexican operations of approximately $756,000 in 2013 compared to 2012 which also increased our cost of goods sold and reduced our gross profit. The 2013 warranty provision credits included the impact of favorable adjustments for warranty claims settled during 2013. Historically, we had experienced relatively low warranty charges from our customers due to our contractual arrangements and improvements in the quality, reliability and durability of our products. In recent fiscal periods, our largest customers extended the warranty protection for their vehicles and have since demanded higher warranty cost sharing arrangements from their suppliers, including STRATTEC. The 2012 warranty provisions included additional accruals to address this increased warranty exposure related to the demand for higher warranty cost sharing.

	Years Ended
	June 30, 2013	July 1, 2012
Gross Profit (in millions)	$53.9	$50.3
Gross Profit as a percentage of net sales	18.1%	18.0%

The improvement in gross profit in 2013 as compared to 2012 was the result of the increase in sales, partially offset by the increase in cost of goods sold, each as discussed above. Gross profit as a percentage of net sales was consistent between periods as the benefit of favorable overhead absorption of the fixed portion of our labor and overhead costs realized in 2013 was offset by higher labor and overhead costs incurred in 2013 due to a less favorable product content mix, higher expense provisions for our pension plan during 2013 as compared to 2012 and an increase in the U.S. dollar cost of our Mexican operations in 2013 as compared to 2012, all as discussed above.

Engineering, Selling and Administrative Expenses in 2013 and 2012 were as follows:

	Years Ended
	June 30, 2013	July 1, 2012
Expenses (in millions)	$34.9	$33.9
Expenses as a percentage of net sales	11.7%	12.1%

The major contributor to the increase in engineering, selling and administrative expenses was a higher expense provision for our frozen defined benefit pension plan as discussed above. Expense provisions for our pension plan increased engineering, selling and administrative costs approximately $630,000 in 2013 as compared to 2012.

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

Income from operations was $16.8 million in 2013 compared to $16.3 million in 2012. This change was the result of the increase in gross profit margin in 2013 over 2012, mostly offset by an increase in engineering, selling and administrative expenses and the SERP settlement charge as discussed above.

Equity loss of joint ventures was $225,000 in 2013 compared to an equity loss of joint ventures of $1.1 million in 2012. During 2012 our joint ventures in China and Brazil incurred relocation costs associated with moves to new facilities and start-up costs associated with a new product line. These relocation costs and start-up costs continued for VAST China primarily during the first half of 2013 and, accordingly, these costs resulted in STRATTEC incurring an equity loss of

2014 STRATTEC Annual Report	17

MANAGEMENT’S DISCUSSION AND ANALYSIS

joint ventures in both 2013 and 2012. The facility moves have been completed. In addition, the 2012 equity loss also included a goodwill impairment charge relating to VAST China. STRATTEC’s portion of this impairment charge totaled $284,000.

Included in other income, net in 2013 and 2012 were the following items (in thousands):

	Years Ended
	June 30, 2013	July 1, 2012
Foreign currency transaction (loss) gain	$(395)	$1,369
Rabbi Trust gain	164	24
Unrealized gain (loss) on Mexican peso option contracts	395	(640)
Realized loss on Mexican peso option contracts	(12)	(420)
Other	177	249

	$329	$582

Foreign currency transaction gains and losses resulted from activity associated with foreign denominated assets held by our Mexican subsidiaries. In 2012, the Mexican peso devalued to the U.S. dollar creating both foreign currency transaction gains and unrealized losses on our Mexican peso currency option contracts. In 2013, the Mexican peso appreciated to the U.S. dollar resulting in foreign currently transaction losses. Our Rabbi Trust funds our supplemental executive retirement plan. The investments held in the Trust are considered trading securities.

Our effective income tax rate for 2013 was 31.8 percent compared to 22.7 percent in 2012. Both the 2013 and 2012 tax rates were impacted by a lower effective tax rate for income subject to tax in Mexico as compared to the effective tax rate for income subject to tax in the U.S. The major contributors to the change in the effective tax rate between years were an increase in income subject to tax in the U.S. and the impact of the non-controlling interest. The non-controlling interest impacts the effective tax rate as the ADAC-STRATTEC LLC and STRATTEC POWER ACCESS LLC entities are partnerships for U.S. tax purposes.

LIQUIDITY AND CAPITAL RESOURCES

Outstanding Receivable Balances from Major Customers

Our primary source of cash flow is from our major customers, which include Chrysler Group LLC, General Motors Company and Ford Motor Company. As of the date of filing this Annual Report with the Securities and Exchange Commission, all of our customers are making payments on their outstanding accounts receivable in accordance with the payment terms included on their purchase orders. A summary of our outstanding receivable balances from our major customers as of June 29, 2014 was as follows (in millions of dollars):

Chrysler	$22.2
General Motors	$20.7
Ford	$6.4

Cash Balances in Mexico

We earn a portion of our operating income in Mexico, which is deemed to be permanently reinvested. As of June 29, 2014, $14.1 million of our $19.8 million cash and cash equivalents balance was held by our foreign subsidiaries in Mexico. Cash balances in Mexico will be used for future capital expenditures and future plant expansion in Mexico. We currently do not intend nor foresee a need to repatriate these funds. We expect existing domestic cash and cash equivalents and cash flows from operations to continue to be sufficient to fund our operating activities and cash commitments for investing and financing activities, such as regular quarterly dividends and capital expenditures, for at least the next 12 months and thereafter for the foreseeable future. Should we require more capital in the U.S. than is generated by our operations domestically, for example to fund significant discretionary activities, such as acquisitions of businesses and share repurchases, we could elect to repatriate future earnings from foreign jurisdictions or raise capital in the U.S. through borrowings under our revolving credit facility. These alternatives could result in higher effective tax rates, increased interest expense, or other dilution of our earnings.

Cash Flow Analysis

	Years Ended
	June 29, 2014	June 30, 2013	July 1, 2012
Cash Flows from (in millions):
Operating Activities	$11.5	$15.7	$17.2
Investing Activities	$(13.0)	$(13.4)	$(13.7)
Financing Activities	$1.0	$0.7	$(3.5)

2014 STRATTEC Annual Report	18

MANAGEMENT’S DISCUSSION AND ANALYSIS

Net cash provided by operating activities was $11.5 million during 2014, compared to $15.7 million during 2013. Although our operating results reflected an overall improvement in the current year as compared to the prior year, net cash provided by operating activities decreased as a result of a net increase in working capital requirements between the two years of $7.1 million, with the increase being made up of the following working capital changes (in millions):

	Increase (Decrease) in Working Capital Requirements
	2014	2013	Change
Accounts Receivable	$21.3	$2.9	$18.4
Inventories	$6.2	$3.1	$3.1
Customer Tooling	$3.0	$(2.2)	$5.2
Other Assets	$3.5	$(0.6)	$4.1
Accounts Payable	$(10.5)	$(1.4)	$(9.1)
Income Taxes Payable	$(.5)	$2.9	$(3.4)
Other Liabilities	$(5.2)	$6.1	$(11.3)

The year over year change in the accounts receivable balances reflected a significant increase in sales during the quarter ended June 29, 2014 as compared to the quarter ended June 30, 2013, which occurred as a result of $11 million of additional service parts sales in conjunction with a customer’s recall campaign and an overall increase in customer vehicle production volumes on models for which we supply components. The year over year change in the customer tooling asset balances, which consisted of costs incurred for the development of tooling that will be directly reimbursed by the customer whose parts are produced from the tool, was the result of the timing of tooling development spending required to meet customer production requirements and related customer reimbursements. The year over year change in the inventory balances was due to an increase in sales and production activity in 2014 as compared to 2013. The year over year change in the other asset balances was due to the settlement of $5.8 million of SERP benefits in 2013, of which $2.8 million was paid from current cash balances and $3.0 million was paid from other current asset balances. The year over year change in the accounts payable balances was based on the timing of purchases and payments based on normal payment terms with our suppliers. The year over year change in the income tax liability balances was due to the improvement in our overall financial results between periods and prior year overpayments that were applied to the current year. The year over year change in the other liability balances was the result of the settlement of $5.8 million of SERP benefits in 2013, and an increase in our accrual of bonuses under our incentive bonus plans in 2014 as compared to 2013.

Other significant cash payments impacting net cash provided by operating activities during both the current year and prior year periods included cash payments under our incentive bonus plan, cash contributions made to our qualified pension plan and cash payments made for Federal, state and foreign income taxes. Cash payments under our incentive bonus plans totaled $4.8 million during 2014 compared to $5.2 during 2013. Cash contributions made to our qualified pension plan totaled $4.0 million during 2014 compared to $3.0 million during 2013. Cash payments made for Federal, state and foreign income taxes totaled $5.4 million during 2014 compared to $3.7 million during 2013.

Net cash provided by operating activities was $15.7 million in 2013 as compared to $17.2 million in 2012. The $1.5 million reduction in net cash provided by operating activities reflected lower net income in 2013 as compared to 2012, a cash settlement of SERP benefits in 2013, higher year-over-year payments under our incentive bonus plan, higher year-over-year cash contributions to our qualified pension plan and a year-over-year increase in our cash invested in inventories. The cash settlement of SERP benefits totaled approximately $5.8 million, of which $2.8 million was paid from current cash balances and $3.0 million was paid from other current asset balances. Cash payments under our incentive bonus plans totaled $5.2 million in 2013 compared to $4.3 million in 2012. Cash contributions made to our qualified pension plan totaled $3.0 million in 2013 compared to $2.0 million in 2012. Inventory balances increased $3.1 million during 2013 while the balances decreased $899,000 during 2012.

Net cash used by investing activities of $13.0 million during 2014, $13.4 million during 2013 and $13.7 million during 2012 included capital expenditures of $12.8 million, $12.5 million and $13.6 million, respectively. Capital expenditures during each year were made in support of requirements for new product programs and the upgrade and replacement of existing equipment. The 2012 and 2013 capital expenditures were also made in support of the expansion of our Juarez, Mexico facility. Net cash used by investing activities during 2014 also included a loan to our joint venture, VAST LLC. A loan of $285,000 was made to VAST LLC by each partner, STRATTEC, WITTE and ADAC, in support of VAST LLC’s purchase of the non-controlling interest in VAST do Brasil. Net cash used by investing activities during 2013 also included a $750,000 initial capitalization payment in a newly formed joint venture, NextLock LLC, and an investment in our VAST LLC joint venture of $200,000 in support of general operating expenses. Net cash used by investing activities during 2012 included an investment in our VAST LLC joint venture of $200,000 in support of general operating expenses. During 2014, no capital contributions were made to NextLock LLC or to VAST LLC.

Net cash provided by financing activities of $961,000 during 2014 included $1.3 million of borrowings under credit facilities, $2.7 million of proceeds from stock purchases and option plan

2014 STRATTEC Annual Report	19

MANAGEMENT’S DISCUSSION AND ANALYSIS

exercises and $495,000 in excess tax benefits from option plan exercises, mostly offset by $1 million for repayments of borrowings under credit facilities, $1.5 million for regular quarterly dividend payments to shareholders and $984,000 for dividend payments to non-controlling interests in our subsidiaries. Net cash provided by financing activities of $660,000 during 2013 included $3.3 million of borrowings under credit facilities, $823,000 of proceeds from stock purchases and option plan exercises and $270,000 in excess tax benefits from option plan exercises, mostly offset by $1.4 million for dividend payments to shareholders, $1.3 million for dividend payments to non-controlling interests in our subsidiaries, and $1.0 million for repayments of borrowings under credit facilities. The regular quarterly dividend payments that would normally have been paid during the third and fourth quarters of fiscal 2013 were declared and paid during the second quarter of fiscal 2013. Net cash used in financing activities of $3.5 million in 2012 included $1.3 million for regular quarterly dividend payments to shareholders, $400,000 for dividend payments to non-controlling interests in our subsidiaries, and $1.9 million for repayment of loans to related parties.

Qualified Defined Benefit Pension Plan

Our qualified defined benefit pension plan balance, included in other long-term assets in our accompanying Consolidated Balance Sheets, totaled $8.8 million at June 29, 2014 and $2.0 million at June 30, 2013. The change in the other long-term assets balance related to this plan during 2014 was the result of the net impact of pension contributions, the actuarially calculated pension expense, reclassifications adjustments from accumulated other comprehensive loss and the impact of the change in the year-end funded status of the plan. The 2014 pre-tax changes in plan assets and benefit obligations related to this plan recognized in other comprehensive income increased our other long-term asset balance by approximately $3.3 million at June 29, 2014 compared to June 30, 2013. The resulting tax impact increased our deferred income tax liability balance by $1.2 million at June 29, 2014 in comparison to the balance as of June 30, 2013.

VAST LLC Cash Requirements

During 2014, no capital contributions were made to VAST LLC. During 2013, the VAST joint venture in China incurred relocation costs associated with moves to a new facility and start-up costs associated with a new product line. These relocation costs and start-up costs have been financed by operating cash flow from VAST China along with external financing secured from three local Chinese banks. We currently anticipate VAST China has adequate debt facilities in place over the next fiscal year to cover its future operating and capital requirements.

Future Capital Expenditures

We anticipate capital expenditures will be approximately $21 million in fiscal 2015 in support of requirements for new product programs, the upgrade and replacement of existing equipment and the purchase of two buildings, one of which is located in Michigan and the other is located in Juarez, Mexico. The Michigan building is expected to be used as a sales and engineering office and would replace two current leased facilities in Michigan. The Juarez, Mexico building is expected to be used as an additional facility to support the current operations in Mexico. Refer to Subsequent Event discussion in the accompanying Notes to Financial Statements.

Stock Repurchase Program

Our Board of Directors has authorized a stock repurchase program to buy back outstanding shares of our common stock. Shares authorized for buy back under the program totaled 3,839,395 at June 29, 2014. A total of 3,655,322 shares have been repurchased over the life of the program through June 29, 2014, at a cost of approximately $136.4 million. No shares were repurchased during fiscal 2014 or 2013. Additional repurchases may occur from time to time and are expected to continue to be funded by cash flow from operations and current cash balances. At this time, we anticipate minimal or no stock repurchase activity in fiscal year 2015.

Credit Facility

STRATTEC has a $25 million secured revolving credit facility (the “STRATTEC Credit Facility”) with BMO Harris Bank N.A. ADAC-STRATTEC LLC has a $5 million secured revolving credit facility (the “ADAC-STRATTEC Credit Facility”) with BMO Harris Bank N.A., which is guaranteed by STRATTEC. The credit facilities both expire on August 1, 2016. Borrowings under either credit facility are secured by our U.S. cash balances, accounts receivable, inventory and fixed assets located in the U.S. Interest on borrowings under the STRATTEC Credit Facility is at varying rates based, at our option, on the London Interbank Offering Rate (“LIBOR”) plus 1.0 percent or the bank’s prime rate. Prior to January 22, 2014, interest on borrowings under the ADAC-STRATTEC Credit Facility was at varying rates based, at our option, on LIBOR plus 1.75 percent or the bank’s prime rate. As a result of an amendment to the ADAC-STRATTEC Credit Facility, effective January 22, 2014 and thereafter, interest on borrowings under this facility is based, at our option, on LIBOR plus 1.0 percent or the bank’s prime rate. Both credit facilities contain a restrictive financial covenant that requires the applicable borrower to maintain a minimum net worth level. The ADAC-STRATTEC Credit Facility includes an additional restrictive financial covenant that requires the maintenance of a minimum fixed charge coverage ratio.

2014 STRATTEC Annual Report	20

MANAGEMENT’S DISCUSSION AND ANALYSIS

There were no borrowings under the STRATTEC Credit Facility during fiscal 2014 or 2013. Outstanding borrowings under the ADAC-STRATTEC Credit Facility totaled $2.5 million at June 29, 2014 and $2.3 million at June 30, 2013. There were no borrowings under the ADAC-STRATTEC Credit Facility during 2012. The average outstanding borrowings and weighted average interest rate on the ADAC-STRATTEC Credit Facility loans were approximately $2.6 million and 1.7 percent, respectively, during 2014 and approximately $1.7 million and 2.0 percent, respectively, during 2013. We believe that the credit facilities are adequate, along with existing cash balances and cash flow from operations, to meet our anticipated capital expenditure, working capital, dividend and operating expenditure requirements.

Inflation and Other Changes in Prices

Over the past several years, we have been impacted by rising health care costs, which have increased our cost of associate medical coverage. A portion of these increases have been offset by plan design changes and associate wellness initiatives. We have also been impacted by increases in the market price of zinc and brass and inflation in Mexico, which impacts the U.S. dollar costs of our Mexican operations. We have negotiated raw material price adjustment clauses with certain, but not all, of our customers to offset some of the market price fluctuations in the cost of zinc. During fiscal 2012 and 2013, we had agreements with Bank of Montreal that provided for two weekly Mexican peso currency option contracts to cover a portion of our weekly estimated peso denominated operating costs. The contracts with Bank of Montreal expired on June 28, 2013. The two weekly option contracts were for equivalent notional amounts. The contracts that were effective during fiscal 2012 expired July 6, 2012, and provided for the purchase of Mexican pesos at a U.S. dollar / Mexican peso exchange rate of 11.85 if the spot rate at the weekly expiry date was below 11.85 or for the purchase of Mexican pesos at a U.S. dollar / Mexican peso exchange rate of 12.85 if the spot rate at the weekly expiry date was above 12.85. The contracts that were effective during fiscal 2013 expired June 28, 2013 and provided for the purchase of Mexican pesos at an average U.S. dollar / Mexican peso exchange rate of 12.40 if the spot rate at the weekly expiry date was below an average of 12.40 or for the purchase of Mexican pesos at an average U.S. dollar / Mexican peso exchange rate of 13.40 if the spot rate at the weekly expiry date was above an average of 13.40. Our objective in entering into these currency option contracts was to minimize our earnings volatility resulting from changes in exchange rates affecting the U.S. dollar cost of our Mexican operations. The Mexican peso option contracts were not used for speculative purposes and were not designated as hedges. As a result, all currency option contracts were recognized in our accompanying consolidated financial statements at fair value and changes in the fair value of the currency option contracts were reported in current earnings as part of Other Income, net. The premiums paid and received under the weekly Mexican peso currency option contracts netted to zero. As a result, premiums related to the contracts did not impact our earnings. No Mexican peso currency option contracts were in effect during fiscal 2014 and none were outstanding as of June 29, 2014 or June 30, 2013.

The pre-tax effects of the Mexican peso option contracts on the accompanying Consolidated Statements of Income and Comprehensive Income (Loss) consisted of the following (thousands of dollars):

	Other Income, net
	June 29, 2014	June 30, 2013	July 1, 2012
Not Designated as Hedging Instruments:
Realized gain	$—	$27	$18
Realized (loss)	$—	$(39)	$(438)
Unrealized gain (loss)	$—	$395	$(640)

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Contractual obligations are as follows as of June 29, 2014 (thousands of dollars):

	Payments Due By Period
Contractual Obligation	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Operating Leases	$3,145	$834	$1,215	$1,096	$—
Other Purchase Obligations	11,279	9,035	2,244	—	—
Pension and Postretirement Obligations(a)	3,706	3,706	—	—	—

Total	$18,130	$13,575	$3,459	$1,096	$—

(a)

As disclosed in our Notes to Financial Statements, estimated cash funding related to our pension and postretirement benefit plans is expected to total $3.7 million in 2015. Because the timing of funding related to these plans beyond 2015 is uncertain, and is dependent on future movements in interest rates and investment returns, changes in laws and regulations, and other variables, pension and postretirement outflows beyond 2015 have not been included in the table above.

2014 STRATTEC Annual Report	21

MANAGEMENT’S DISCUSSION AND ANALYSIS

Liabilities recognized for uncertain tax benefits of $1.4 million are not presented in the table above due to uncertainty as to amounts and timing regarding future payments.

STRATTEC has a $25 million secured revolving credit facility with BMO Harris Bank N. A. ADAC-STRATTEC LLC has a $5 million secured revolving credit facility with BMO Harris Bank N.A., which is guaranteed by STRATTEC. There were no borrowings, under STRATTEC’s credit facility at June 29, 2014. Borrowings under ADAC-STRATTEC’s credit facility totaled $2.5 million at June 29, 2014.

In July 2014, we entered into agreements to purchase two buildings, one of which is located in Michigan and the other is located in Juarez, Mexico. The Michigan building is expected to be purchased for $4.5 million and would be used as a sales and engineering office, thus replacing two current leased facilities in Michigan. The Juarez, Mexico building is expected to be purchased for $2 million and would be used as an additional facility to support our current operations in Mexico. Refer to Subsequent Event discussion in the accompanying Notes to Financial Statements.

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

The Alliance Agreements include a set of cross-licensing agreements for the manufacture, distribution and sale of WITTE products by STRATTEC and ADAC in North America, and the manufacture, distribution and sale of STRATTEC and ADAC products by WITTE in Europe. Additionally, a joint venture company, Vehicle Access Systems Technology LLC (“VAST LLC”), in which WITTE, STRATTEC and ADAC each hold a one-third interest, exists to seek opportunities to manufacture and sell each company’s products in areas of the world outside of North America and Europe.

VAST do Brasil, a joint venture between VAST LLC and Ifer do Brasil Ltda., services customers in South America. Effective March 21, 2014, VAST LLC purchased the remaining non-controlling interest in VAST do Brasil from Ifer do Brasil Ltda. VAST Fuzhou, VAST Great Shanghai and VAST Shanghai Co. (collectively known as VAST China), provides a base of operations to service our automotive customers in the Asian market. VAST LLC also maintains branch offices in South Korea and Japan in support of customer sales and engineering requirements.

The VAST LLC investments are accounted for using the equity method of accounting. The activities related to the VAST LLC joint ventures resulted in equity earnings of joint ventures to STRATTEC of approximately $1.3 million during 2014 and equity loss of joint ventures to STRATTEC of approximately $147,000 during 2013 and $1.1 million during 2012. During 2012 our joint ventures in China and Brazil incurred relocation costs associated with moves to new facilities and start-up costs associated with a new product line. These relocation costs and start-up costs continued for VAST China primarily during the first half of 2013. These items resulted in STRATTEC incurring an equity loss from joint ventures in both 2013 and 2012. In addition, the 2012 equity loss also included a goodwill impairment charge relating to VAST China. STRATTEC’s portion of this impairment charge amounted to $284,000. Effective November 20, 2009, VAST LLC purchased the 40 percent non-controlling interest owned by its former partners in the joint ventures in China. Initially, a loan of $2.5 million was made by each partner, STRATTEC, WITTE and ADAC, to fund a portion of the purchase price. In December 2009, $1 million of each partner’s loan balance was repaid. During 2012, each partner’s outstanding principal and accrued interest balance of $1.5 million and $112,000, respectively, then remaining due on its loan were terminated and converted to additional capital contributions by each partner in VAST LLC. During 2014, no cash capital contributions were made to VAST LLC. During each of 2013 and 2012, cash capital contributions totaling $600,000 were made to VAST LLC in support of general operating expenses. STRATTEC’s portion of the cash capital contributions during each year totaled $200,000.

In fiscal year 2007, we established a new entity with ADAC forming ADAC-STRATTEC LLC, a Delaware limited liability company. This new entity was created to establish injection molding and door handle assembly operations in Mexico. STRATTEC holds a 51 percent ownership interest in ADAC-STRATTEC LLC. A Mexican entity, ADAC-STRATTEC de Mexico, exists and is wholly owned by ADAC-STRATTEC LLC. ADAC-STRATTEC LLC’s financial results are consolidated with the financial results of STRATTEC and resulted in increased net income to STRATTEC of approximately $1.4 million in 2014, $1.1 million in 2013, and $1.7 million in 2012.

Effective November 30, 2008, STRATTEC established a new entity, STRATTEC POWER

2014 STRATTEC Annual Report	22

MANAGEMENT’S DISCUSSION AND ANALYSIS

ACCESS LLC (“SPA”), which is 80 percent owned by STRATTEC and 20 percent owned by WITTE. SPA supplies the North American portion of the power sliding door, lift gate and deck lid system access control products which were acquired from Delphi Corporation. The financial results of SPA are consolidated with the financial results of STRATTEC and resulted in increased net income to STRATTEC of approximately $1.5 million in 2014, $1.0 million in 2013 and $2.6 million in 2012.

On April 5, 2013, we acquired a 51 percent ownership interest in NextLock LLC, a newly formed joint venture which was formed to introduce a new generation of biometric security products based upon the designs of Actuator Systems LLC, our partner and the owner of the remaining ownership interest. The initial capitalization of the NextLock joint venture totaled $1.5 million. STRATTEC’s portion of the initial capitalization totaled $765,000. We anticipate shipments of the new biometric security products to begin during the first quarter of fiscal 2015. Our investment in NextLock, for which we exercise significant influence but do not control and are not the primary beneficiary, is accounted for using the equity method. The activities related to NextLock resulted in equity loss of joint ventures to STRATTEC of approximately $367,000 in 2014 and $78,000 during 2013.

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

CRITICAL ACCOUNTING POLICIES

We believe the following represents our critical accounting policies:

Pension and Postretirement Health Benefits—Pension and postretirement health obligations and costs are developed from actuarial valuations. The determination of the obligation and expense for pension and postretirement health benefits is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in the accompanying Notes to Financial Statements and include, among others, the discount rate, expected long-term rate of return on plan assets, retirement age, and rates of increase in compensation and health care costs. We evaluate and update all of the assumptions annually on June 30, the measurement date. Refer to the accompanying Notes to Financial Statements for the impact of the pension and postretirement plans on our financial statements.

We determine the discount rate used to measure plan liabilities using prevailing market rates of a large population of high-quality, non-callable, corporate bonds currently available that, if the obligation was settled at the measurement date, would provide the necessary future cash flows to pay the benefit obligation when due. Using this methodology, we determined a discount rate of 4.39 percent to be appropriate as of June 30, 2014, which is a decrease of 0.63 percentage points from the rate of 5.02 percent used at June 30, 2013. The impact of this change increased our year-end 2014 projected pension benefit obligations by approximately $6.9 million, the year-end 2014 accumulated pension benefit obligations by approximately $6.9 million and the year-end 2014 accumulated postretirement obligation by approximately $62,000. This change is also expected to increase our 2015 pension expense by $580,000 and decrease our postretirement expense by $5,000. Our pension expense increases as the discount rate decreases. Lowering our 2014 discount rate assumption by 50 basis points would have increased our 2014 pension expense by approximately $435,000.

A significant element in determining our pension expense is the expected return on plan assets. Our assumption for the expected return on plan assets is based on historical results for similar allocations among asset classes and was 7.8 percent for 2012 and 7.5 percent for each of 2013 and 2014. This assumption was lowered to 6.5 percent for 2015. The changes to this assumption reduced the expected return on plan assets by approximately $165,000 in 2012 and $245,000 in 2013 and $950,000 in 2014. Refer to the accompanying Notes to Financial Statements for additional information on how this rate was determined. Pension expense increases as the expected rate of return on plan assets decreases. Lowering the 2014 expected rate of return assumption for our plan assets by 50 basis points would have increased our 2014 pension expense by approximately $475,000.

The difference between the expected return and actual return on plan assets is deferred and, under certain circumstances, amortized over future years of service. Therefore, the deferral

2014 STRATTEC Annual Report	23

MANAGEMENT’S DISCUSSION AND ANALYSIS

of past asset gains and losses ultimately affects future pension expense. This is also the case with changes to actuarial assumptions, including discount rate assumptions, pay rate assumptions, mortality assumptions, turnover assumptions and other demographic assumptions. As of June 30, 2014, we had $25 million of net unrecognized pension actuarial losses, which included deferred asset gains of $8 million and unrecognized postretirement actuarial losses of $6 million. These amounts represent potential future pension and postretirement expenses that would be amortized over average future service periods. The average remaining service period is about 8 years for the pension and postretirement plans.

During fiscal years 2014, 2013 and 2012, we contributed $4 million, $3 million and $2 million, respectively, to our qualified pension plan. As discussed in the accompanying Notes to Financial Statements, on April 2, 2014, our Board of Directors approved a resolution to terminate the qualified pension plan. We intend to make future contributions for the qualified pension plan to ensure that there are sufficient assets to provide all Qualified Pension Plan benefits as of the anticipated distribution date. The amount of future contributions has not yet been determined. We have evaluated the potential impact of the Pension Protection Act including provisions of MAP-21 (Moving Ahead for Progress in the 21st Century Act) (the “Acts”), which was passed into law on August 17, 2006 and July 6, 2012, respectively, on our future pension plan funding requirements based on current market conditions. The Acts have not had and are not anticipated to have in future periods a material effect on our level of future funding requirements or on our liquidity and capital resources.

As discussed in the accompanying Notes to Financial Statements, our Board of Directors adopted amendments to the SERP Plan on October 8, 2013 that were effective as of December 31, 2013 to simplify the SERP Plan calculation. The impact of this change had an immaterial effect on our year-end 2014 projected benefit obligation and is expected to decrease our 2015 pension expense by $155,000.

A significant element in determining the postretirement health expense is the health care cost trend rates. We develop these rates based on historical cost data, the near-term outlook and an assessment of likely long-term trends. Changes in the health care cost trend rate assumption will have a significant effect on the postretirement benefit amounts reported. As of January 1, 2014, we updated the health care cost trend assumption. The impact of this update increased our 2015 postretirement expense by approximately $4,000. Refer to the accompanying Notes to Financial Statements for an analysis of the impact of a one percent change in the trend rate.

While we believe that the assumptions used to determine our pension and postretirement health obligations and expenses are appropriate, significant differences in the actual experience or significant changes in the assumptions may materially affect the amounts of these obligations and our related future expense for these obligations.

Liability for Uncertain Tax Positions—We are subject to income taxation in many jurisdictions around the world. Significant management judgment is required in the accounting for income tax contingencies because the outcomes are often difficult to determine. We are required to measure and recognize uncertain tax positions that we have taken or expect to take in our income tax returns. The benefit of an uncertain tax position can only be recognized in the financial statements if management concludes that it is more likely than not that the position will be sustained with the tax authorities. For a position that is likely to be sustained, the benefit recognized in the financial statements is measured at the largest amount that is greater than 50 percent likely of being realized. A reserve is established for the difference between a position taken in an income tax return and the amount recognized in the financial statements. Refer to the discussion of Income Taxes included in the Notes to Financial Statements included within this 2014 Annual Report.

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

Environmental Reserve—We have a liability recorded related to the estimated costs to remediate a site at our Milwaukee facility, which was contaminated by a solvent spill from a former above ground solvent storage tank occurring in 1985. The recorded environmental liability balance involves judgment and estimates. Our reserve estimate is based on a third party assessment of the costs to adequately cover the cost of active remediation of the contamination at this site. Actual costs might vary from this estimate for a variety of reasons including changes in laws and changes in the assessment of the level of remediation actually required at this site. Therefore, future changes in laws or the assessment of the level of remediation required could result in changes in our estimate of the required liability. Refer to the discussion of Commitments and Contingencies included in the Notes to Financial Statements included within this 2014 Annual Report.

Warranty Reserve—We have a warranty liability recorded related to our exposure to warranty claims in the event our products fail to perform as expected, and we may be required to participate in

2014 STRATTEC Annual Report	24

MANAGEMENT’S DISCUSSION AND ANALYSIS

the repair costs incurred by our customers for such products. The recorded warranty liability balance involves judgment and estimates. Our liability estimate is based on an analysis of historical warranty data as well as current trends and information, including our customers’ recent extension or expansion of their warranty programs. Actual warranty costs might differ from estimates due to the level of actual claims varying from our claims experience and estimates. Therefore, future actual claims experience could result in changes in our estimates of the required liability. Refer to the discussion of Warranty Reserve under Organization and Summary of Significant Accounting Policies included in the Notes to Financial Statements included within this 2014 Annual Report.

Incurred But Not Reported Claim Reserve for Self-Insured Health Plans—We have self-insured medical and dental plans covering all eligible U.S. associates. The expected ultimate cost of claims incurred under these plans is subject to judgment and estimation. We estimate the ultimate expected cost of claims incurred under these plans based upon the aggregate liability for reported claims and an estimated additional liability for claims incurred but not reported. Our estimate of claims incurred but not reported is based on an analysis of historical data, current trends related to claims and health care costs and information available from our third-party administrator. Actual ultimate costs may vary from estimates due to variations in actual claims experience from past trends and large unexpected claims being filed. Therefore, changes in claims experience and large unexpected claims could result in changes to our estimate of the claims incurred but not reported liabilities. Refer to the discussion of Self Insurance Plans under Organization and Summary of Significant Accounting Policies included in the Notes to Financial Statements included within this 2014 Annual Report.

Allowance for Doubtful Accounts Related to Trade Accounts Receivable—Our trade accounts receivable consist primarily of receivables due from Original Equipment Manufacturers in the automotive industry and locksmith distributors relating to our service and aftermarket business. Our evaluation of the collectability of our trade accounts receivable involves judgment and estimates and includes a review of past due items, general economic conditions and the economic climate of the automotive industry as a whole. The estimate of the required reserve involves uncertainty as to future collectability of receivable balances. Refer to the discussion of Receivables under Organization and Summary of Significant Accounting Policies included in the Notes to Financial Statements included within this 2014 Annual Report.

Excess and Obsolete Inventory Reserve—We record a reserve for excess and obsolete inventory based on historical and estimated future demand and market conditions. The reserve level is determined by comparing inventory levels of individual materials and parts to historical usage and estimated future sales by analyzing the age of the inventory in order to identify specific material and parts that are unlikely to be sold. Technical obsolescence and other known factors are also considered in evaluating the reserve level. Actual future write-offs of inventory may differ from estimates and calculations used to determine reserve levels due to changes in customer demand, changes in technology and other factors. Refer to the discussion of Inventories under Organization and Summary of Significant Accounting Policies included in the Notes to Financial Statements included within this 2014 Annual Report.

Repair and Maintenance Supply Parts Reserve—We maintain an inventory of repair and maintenance parts in support of operations. This inventory includes critical repair parts for all production equipment as well as general maintenance items. The inventory of critical repair parts is required to avoid disruptions in our customers’ just-in-time production schedules due to lack of spare parts when equipment break-downs occur. Depending on maintenance requirements during the life of the equipment, excess quantities of repair parts arise. A repair and maintenance supply parts reserve is maintained to recognize the normal adjustment of inventory for obsolete and slow-moving repair and maintenance supply parts. Our evaluation of the reserve level involves judgment and estimates, which are based on a review of historical obsolescence and current inventory levels. Actual obsolescence may differ from estimates due to actual maintenance requirements differing from historical levels. This could result in changes to our estimated required reserve. Refer to the discussion of Repair and Maintenance Supply Parts under Organization and Summary of Significant Accounting Policies included in the Notes to Financial Statements included within this 2014 Annual Report.

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

2014 STRATTEC Annual Report	25

MANAGEMENT’S DISCUSSION AND ANALYSIS

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

NEW ACCOUNTING PRONOUNCEMENTS

In February 2013, the Financial Accounting Standards Board (“FASB”) issued an amendment to the accounting guidance for the reporting of amounts reclassified out of accumulated other comprehensive income (“AOCI”). The amendment expands the existing disclosure by requiring entities to present information about significant items reclassified out of AOCI by component. In addition, an entity is required to provide information about the effects on net income of significant amounts reclassified out of each component of AOCI to net income either on the face of the statement where net income is presented or as a separate disclosure in the notes of the financial statements. We adopted the amendment on July 1, 2013. The adoption of this accounting pronouncement did not have a material impact on our financial statement disclosures. Refer to the discussion of Accumulated Other Comprehensive Loss under Organization and Summary of Significant Accounting Policies included in the Notes to Financial Statements included within this 2014 Annual Report.

In May 2014, the FASB issued an update to the accounting guidance for the recognition of revenue arising from contracts with customers. The update supersedes most current revenue recognition guidance and outlines a single comprehensive model for revenue recognition based on the principle that an entity should recognize revenue in an amount that reflects the expected consideration to be received in the exchange of goods and services. The guidance update also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The guidance update is effective for annual reporting periods beginning after December 15, 2016 and becomes effective for us at the beginning of our 2018 fiscal year. Early adoption is not permitted. We are currently assessing the impact that this guidance will have on our consolidated financial statements.

RISK FACTORS

We recognize we are subject to the following risk factors based on our operations and the nature of the automotive industry in which we operate:

Loss of Significant Customers, Vehicle Content, Vehicle Models and Market Share—Sales to General Motors Company, Ford Motor Company and Chrysler Group LLC represented approximately 70 percent of our annual net sales (based on fiscal 2014 results) and, accordingly, these customers account for a significant percentage of our outstanding accounts receivable. The contracts with these customers provide for supplying the customer’s requirements for a particular model. The contracts do not specify a specific quantity of parts. The contracts typically cover the life of a model, which averages approximately four to five years. Components for certain customer models may also be “market tested” annually. Therefore, the loss of any one of these customers, the loss of a contract for a specific vehicle model, a reduction in vehicle content, the early cancellation of a specific vehicle model, technological changes or a significant reduction in demand for certain key models could occur, and if so, could have a material adverse effect on our existing and future revenues and net income.

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

2014 STRATTEC Annual Report	26

MANAGEMENT’S DISCUSSION AND ANALYSIS

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

Foreign Operations—We own and operate manufacturing operations in Mexico. As discussed above under “Joint Ventures and Majority Owned Subsidiaries”, we also have joint venture and majority owned investments in Mexico, Brazil and China. As these operations continue to expand, their success will depend, in part, on our and our partners’ ability to anticipate and effectively manage certain risks inherent in international operations, including: enforcing agreements and collecting receivables through certain foreign legal systems, payment cycles of foreign customers, compliance with foreign tax laws, general economic and political conditions in these countries and compliance with foreign laws and regulations. The success of these joint venture operations may be impacted by our partners’ ability to influence business decisions and therefore the operating results of the joint ventures could be adversely impacted. These influences, as well as conflicts or disagreements with our joint venture partners, could negatively impact the operations and financial results of our joint venture investments, which could have an adverse impact on our financial results. In addition, failure of our partners to be able to continue to fund their portion of the joint venture operations could have a material adverse effect on the financial condition and financial results of our joint venture investments, which could have a material adverse effect on our financial results. The joint venture investments in China generated losses in 2012 and 2013 due to relocation costs associated with moves to a new facility and start-up costs associated with a new product line. These relocation costs and start-up costs have been financed internally and externally by VAST China. The impact of any future VAST China losses, along with planned capital expenditures or future expansion in China, may result in the need for additional future capital contributions to fund the operations of these joint venture investments.

2014 STRATTEC Annual Report	27

MANAGEMENT’S DISCUSSION AND ANALYSIS

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

Disruptions Due to Work Stoppages and Other Labor Matters—Our major customers and many of their suppliers have unionized work forces. Work stoppages or slow-downs experienced by our customers or their suppliers could result in slow-downs or closures of assembly plants where our products are included in assembled vehicles. For example, strikes by a critical supplier called by the United Auto Workers led to extended shut-downs of most of General Motors’ North American assembly plants in February 2008 and in 1998. A material work stoppage experienced by one or more of our customers could have an adverse effect on our business and our financial results. In addition, all production associates at our Milwaukee facility are unionized. A sixteen-day strike by these associates in June 2001 resulted in increased costs as all salaried associates worked with additional outside resources to produce the components necessary to meet customer requirements. The previous contract with our unionized associates expired on June 29, 2014. A new contract was rejected by our unionized workforce. We are currently operating under the terms and conditions of the previous contract. We may encounter further labor disruption and we may also encounter unionization efforts in our other plants or other types of labor conflicts, any of which could have an adverse effect on our business and our financial results. Labor contracts between General Motors Company, Ford Motor Company and Chrysler Group LLC and their unionized associates under the United Auto Workers expire in September and October 2015. In addition, their respective labor agreements with the Canadian auto workers union expire in September 2016. Labor disruptions encountered during the contract period could have an adverse effect on our business and our financial results.

Environmental, Safety and Other Regulations—We are subject to Federal, state, local and foreign laws and other legal requirements related to the generation, storage, transport, treatment and disposal of materials as a result of our manufacturing and assembly operations. These laws include, among others, the Resource Conservation and Recovery Act (as amended), the Clean Air Act (as amended) and the Comprehensive Environmental Response, Compensation and Liability Act (as amended). We have an environmental management system that is ISO-14001 certified. We believe that our existing environmental management system is adequate for current and anticipated operations and we have no current plans for substantial capital expenditures in the environmental area. An environmental reserve was established in 1995 for estimated costs to remediate a site at our Milwaukee facility. The site was contaminated from a former above-ground solvent storage tank, located on the east side of the facility. The contamination occurred in 1985 and is being monitored in accordance with Federal, state and local requirements. We do not currently anticipate any material adverse impact on our results of operations, financial condition or competitive position as a result of compliance with Federal, state, local and foreign environmental laws or other related legal requirements. However, risk of environmental liability and changes associated with maintaining compliance with environmental laws is inherent in the nature of our business and there is no assurance that material liabilities or changes could not arise.

In addition, the Securities and Exchange Commission has adopted disclosure rules for companies that use conflict minerals (commonly referred to as tantalum, tin, tungsten, and gold) in their products,

2014 STRATTEC Annual Report	28

MANAGEMENT’S DISCUSSION AND ANALYSIS

with substantial supply chain verification requirements in the event that the materials come from the Democratic Republic of the Congo or adjoining countries. Other foreign jurisdictions may in the future also enact rules regarding conflict minerals, which could potentially cover additional minerals or locations where minerals originate. Due to the complexity of our supply chain, we may face reputational challenges with our customers, shareholders and other stakeholders if we are unable to sufficiently verify the origins of the conflict minerals used in our products.

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

Warranty Claims—We are exposed to warranty claims in the event that our products fail to perform as expected, and we may be required to participate in the repair costs incurred by our customers for such products. Our largest customers have recently extended and/or expanded their warranty protection for their vehicles. Other automotive OEMs have similarly extended and/or expanded their warranty programs. We are engaged in ongoing discussions with our customers regarding warranty information and potential claims. The results of these discussions could result in additional warranty charges / claims in future periods. Depending on the nature of and the volume of vehicles involved in the potential warranty claims, these charges could be material to our financial statements. The extended and/or expanded warranty trend may also result in higher cost recovery claims by OEMs from suppliers whose products incur a higher rate of warranty claims above an OEM derived nominal level. Prior to fiscal 2010, we had experienced relatively low warranty charges from our customers due to our commercial arrangements and improvements in the quality, reliability and durability of our products. Due to our largest customers’ extension and/or expansion of their warranty protection programs and demands for higher warranty cost sharing arrangements from their suppliers, including STRATTEC, we increased our provision to cover warranty exposures during fiscal years 2010, 2011 and 2012. Moreover, in 2011 and 2012, our increased warranty provision was the result of our share of the cost associated with a specific warranty claim involving a product we supplied to one of our largest customers. If our customers demand higher warranty-related cost recoveries, or if our products fail to perform as expected, it could have a material adverse impact on our results of operations and financial condition.

2014 STRATTEC Annual Report	29

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Years Ended
	June 29, 2014	June 30, 2013	July 1, 2012
NET SALES	$348,419	$298,179	$279,234
Cost of goods sold	282,621	244,313	228,971

GROSS PROFIT	65,798	53,866	50,263
Engineering, selling, and administrative expenses	39,274	34,934	33,920
Loss on settlement of pension obligation	—	2,144	—

INCOME FROM OPERATIONS	26,524	16,788	16,343
Interest income	106	21	69
Equity income (loss) of joint ventures	957	(225)	(1,071)
Interest expense	(45)	(34)	(81)
Other income, net	272	329	582

INCOME BEFORE PROVISION FOR INCOME TAXES AND NON-CONTROLLING INTEREST	27,814	16,879	15,842
Provision for income taxes	8,674	5,366	3,589

NET INCOME	19,140	11,513	12,253
Net income attributable to non-controlling interest	2,716	2,138	3,460

NET INCOME ATTRIBUTABLE TO STRATTEC SECURITY CORPORATION	$16,424	$9,375	$8,793

COMPREHENSIVE INCOME (LOSS):
NET INCOME	$19,140	$11,513	$12,253
Currency translation adjustments	(140)	736	(2,080)
Pension and postretirement plan funded status adjustment, net of tax	2,157	12,818	(11,990)

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	2,017	13,554	(14,070)

COMPREHENSIVE INCOME (LOSS)	21,157	25,067	(1,817)
Comprehensive income attributable to non-controlling interest	2,719	2,147	3,397

COMPREHENSIVE INCOME (LOSS)
ATTRIBUTABLE TO STRATTEC
SECURITY CORPORATION	$18,438	$22,920	$(5,214)

EARNINGS PER SHARE ATTRIBUTABLE TO STRATTEC SECURITY CORPORATION:
BASIC	$4.70	$2.77	$2.66

DILUTED	$4.59	$2.72	$2.64

AVERAGE SHARES OUTSTANDING:
BASIC	3,428	3,327	3,300
DILUTED	3,513	3,379	3,330

The accompanying Notes to Financial Statements are an integral part of these Consolidated Statements of Income and Comprehensive Income (Loss).

2014 STRATTEC Annual Report	30

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT SHARE AMOUNTS AND PER SHARE AMOUNTS)

	June 29, 2014	June 30, 2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$19,756	$20,307
Receivables, less allowance for doubtful accounts of $500 at June 29, 2014 and June 30, 2013	68,822	47,514
Inventories, net	30,502	24,312
Customer tooling in progress, net	5,292	2,278
Deferred income taxes	5,671	4,267
Other current assets	5,596	7,821

Total current assets	135,639	106,499
INVESTMENT IN JOINT VENTURES	9,977	9,166
OTHER LONG-TERM ASSETS	11,639	2,420
PROPERTY, PLANT AND EQUIPMENT, NET	55,781	51,415

	$213,036	$169,500

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$36,053	$25,543
Borrowings under credit facility	—	2,250
Accrued liabilities:
Payroll and benefits	18,058	13,993
Environmental	1,397	1,414
Warranty	3,462	2,500
Income taxes	527	—
Other	5,766	5,025

Total current liabilities	65,263	50,725
COMMITMENTS AND CONTINGENCIES – see note on page 44

DEFERRED INCOME TAXES	5,127	1,009
BORROWINGS UNDER CREDIT FACILITY	2,500	—
ACCRUED PENSION OBLIGATIONS	1,619	1,464
ACCRUED POSTRETIREMENT OBLIGATIONS	2,223	2,717
OTHER LONG-TERM LIABILITIES	1,401	1,705
SHAREHOLDERS’ EQUITY:
Common stock, authorized 12,000,000 shares, $.01 par value, issued 7,110,308 shares at June 29, 2014 and 6,998,702 shares at June 30, 2013	71	70
Capital in excess of par value	87,054	82,684
Retained earnings	194.498	179,614
Accumulated other comprehensive loss	(20,198)	(22,212)
Less: Treasury stock at cost (3,625,492 shares at June 29, 2014 and 3,626,673 shares at June 30, 2013)	(135,919)	(135,938)

Total STRATTEC SECURITY CORPORATION shareholders’ equity	125,506	104,218
Non-controlling interest	9,397	7,662

Total shareholders’ equity	134,903	111,880

	$213,036	$169,500

The accompanying Notes to Financial Statements are an integral part of these Consolidated Balance Sheets.

2014 STRATTEC Annual Report	31

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Total	Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Non-controlling Interest
BALANCE July 3, 2011	$90,064	$69	$79,767	$164,138	$(21,750)	$(136,009)	$3,849

Net income	12,253	—	—	8,793	—	—	3,460
Currency translation adjustments	(2,080)	—	—	—	(2,017)	—	(63)
Pension and postretirement funded status adjustment, net of tax of $7,348	(11,990)	—	—	—	(11,990)	—	—
Cash dividends declared ($0.40 per share)	(1,341)	—	—	(1,341)	—	—	—
Cash dividends paid to non-controlling interests of subsidiaries	(400)	—	—	—	—	—	(400)
Stock-based compensation and shortfall tax benefit, including tax benefit on restricted stock dividends of $7	806	—	806	—	—	—	—
Stock Option Exercises	33	—	33	—	—	—	—
Employee stock purchases	53	—	15	—	—	38	—

BALANCE July 1, 2012	$87,398	$69	$80,621	$171,590	$(35,757)	$(135,971)	$6,846

Net income	11,513	—	—	9,375	—	—	2,138
Currency translation adjustments	736	—	—	—	727	—	9
Pension and postretirement funded status adjustment, net of tax of $7,857	12,818	—	—	—	12,818	—	—
Cash dividends declared ($0.40 per share)	(1,351)	—	—	(1,351)	—	—	—
Cash dividends paid to non-controlling interests of subsidiaries	(1,331)	—	—	—	—	—	(1,331)
Stock-based compensation and shortfall tax benefit, including tax benefit on restricted stock dividends of $8	1,273	—	1,273	—	—	—	—
Stock Option Exercises	770	1	769	—	—	—	—
Employee stock purchases	54	—	21	—	—	33	—

BALANCE June 30, 2013	$111,880	$70	$82,684	$179,614	$(22,212)	$(135,938)	$7,662

Net income	19,140	—	—	16,424	—	—	2,716
Currency translation adjustments	(140)	—	—	—	(143)	—	3
Pension and postretirement funded status adjustment, net of tax of $1,268	2,157	—	—	—	2,157	—	—
Cash dividends declared ($0.44 per share)	(1,540)	—	—	(1,540)	—	—	—
Cash dividends paid to non-controlling interests of subsidiaries	(984)	—	—	—	—	—	(984)
Stock-based compensation and shortfall tax benefit, including tax benefit on restricted stock dividends of $9	1,648	—	1,648	—	—	—	—
Stock Option Exercises	2,683	1	2,682	—	—	—	—
Employee stock purchases	59	—	40	—	—	19	—

BALANCE June 29, 2014	$134,903	$71	$87,054	$194,498	$(20,198)	$(135,919)	$9,397

The accompanying Notes to Financial Statements are an integral part of these Consolidated Statements of Shareholders’ Equity.

2014 STRATTEC Annual Report	32

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

	Years Ended
	June 29, 2014	June 30, 2013	July 1, 2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$19,140	$11,513	$12,253
Adjustments to reconcile net income to net cash provided by operating activities:
Equity (income) loss of joint ventures	(957)	225	1,071
Depreciation and amortization	8,267	7,490	6,809
Foreign currency transaction loss (gain)	36	395	(1,369)
Unrealized (gain) loss on peso option contracts	—	(395)	640
Loss on disposition of property, plant and equipment	170	100	30
Deferred income taxes	1,447	3,847	54
Stock based compensation expense	1,128	1,062	825
Provision for doubtful accounts	—	—	116
Loss on settlement of pension obligation	—	2,144	—
Change in operating assets and liabilities:
Receivables	(21,291)	(2,923)	(5,394)
Inventories	(6,190)	(3,076)	899
Other assets	(6,535)	2,809	(2,130)
Accounts payable and accrued liabilities	16,188	(7,553)	3,437
Other, net	116	27	—

Net cash provided by operating activities	11,519	15,665	17,241

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in joint ventures	—	(965)	(200)
Loan to joint venture	(285)	—	—
Additions to property, plant and equipment	(12,812)	(12,515)	(13,558)
Proceeds received on sale of property, plant and equipment	71	91	19

Net cash used in investing activities	(13,026)	(13,389)	(13,739)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings under credit facility	1,250	3,250	—
Repayments under credit facility	(1,000)	(1,000)	—
Exercise of stock options and employee stock purchases	2,742	823	82
Excess tax benefits from stock-based compensation	495	270	4
Dividends paid to non-controlling interests of subsidiaries	(984)	(1,331)	(400)
Dividends paid	(1,542)	(1,352)	(1,341)
Repayment of loan from related parties	—	—	(1,850)

Net cash provided by (used in) financing activities	961	660	(3,505)

FOREIGN CURRENCY IMPACT ON CASH	(5)	(116)	240

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(551)	2,820	237
CASH AND CASH EQUIVALENTS
Beginning of year	20,307	17,487	17,250

End of year	$19,756	$20,307	$17,487

SUPPLEMENTAL DISCLOSURE OF
CASH FLOW INFORMATION
Income taxes paid	$5,441	$3,701	$2,721
Interest paid	$42	$42	$115

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

2014 STRATTEC Annual Report	33

NOTES TO FINANCIAL STATEMENTS

ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

STRATTEC SECURITY CORPORATION designs, develops, manufactures and markets automotive access control products including mechanical locks and keys, electronically enhanced locks and keys, steering column and instrument panel ignition lock housings, latches, power sliding side door systems, power lift gate systems, power deck lid systems, door handles and related products for primarily North American automotive customers. We also supply global automotive manufacturers through a unique strategic relationship with WITTE Automotive of Velbert, Germany and ADAC Automotive of Grand Rapids, Michigan. Under this relationship, STRATTEC, WITTE and ADAC market the products of each company to global customers under the “VAST” brand name (as more fully described herein). STRATTEC products are shipped to customer locations in the United States, Canada, Mexico, Europe, South America, Korea and China, and we provide full service and aftermarket support for our products. During 2013, we acquired a 51 percent ownership interest in NextLock LLC, a newly formed joint venture which will introduce a new generation of biometric security products based upon the designs of Actuator Systems LLC, our partner and the owner of the remaining ownership interest. We anticipate shipment of new biometric security products to begin in the first quarter of our 2015 fiscal year through this new NextLock joint venture.

The accompanying consolidated financial statements reflect the consolidated results of STRATTEC SECURITY CORPORATION, its wholly owned Mexican subsidiary, STRATTEC de Mexico, and its majority owned subsidiaries, ADAC-STRATTEC, LLC and STRATTEC POWER ACCESS LLC. STRATTEC SECURITY CORPORATION is located in Milwaukee, Wisconsin. STRATTEC de Mexico is located in Juarez, Mexico. ADAC-STRATTEC, LLC and STRATTEC POWER ACCESS LLC have operations in El Paso, Texas and Juarez, Mexico. Equity investments in Vehicle Access Systems Technology LLC (“VAST LLC”) and NextLock LLC for which we exercise significant influence but do not control and are not the primary beneficiary are accounted for using the equity method. VAST LLC consists primarily of three wholly owned subsidiaries in China and one in Brazil. VAST LLC acquired the remaining non-controlling interest in the Brazilian subsidiary effective March 21, 2014. NextLock LLC is located in El Paso, Texas. We have only one reporting segment.

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

New Accounting Standard: In February 2013, the Financial Accounting Standards Board (“FASB”) issued an amendment to the accounting guidance for the reporting of amounts reclassified out of accumulated other comprehensive income (“AOCI”). The amendment expands the existing disclosure by requiring entities to present information about significant items reclassified out of AOCI by component. In addition, an entity is required to provide information about the effects on net income of significant amounts reclassified out of each component of AOCI to net income either on the face of the statement where net income is presented or as a separate disclosure in the notes of the financial statements. We adopted the amendment on July 1, 2013. The adoption of this accounting pronouncement did not have a material impact on our financial statement disclosures. See Accumulated Other Comprehensive Loss described below in these Notes to Financial Statements.

In May 2014, the FASB issued an update to the accounting guidance for the recognition of revenue arising from contracts with customers. The update supersedes most current revenue recognition guidance and outlines a single comprehensive model for revenue recognition based on the principle that an entity should recognize revenue in an amount that reflects the expected consideration to be received in the exchange of goods and services. The guidance update also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The guidance update is effective for annual reporting periods beginning after December 15, 2016 and becomes effective for us at the beginning of our 2018 fiscal year. Early adoption is not permitted. We are currently assessing the impact that this guidance will have on our consolidated financial statements.

Fiscal Year: Our fiscal year ends on the Sunday nearest June 30. The years ended June 29, 2014, June 30, 2013 and July 1, 2012 are each comprised of 52 weeks.

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

Cash and Cash Equivalents: Cash and cash equivalents include all short-term investments with an original maturity of three months or less due to the short-term nature of the instruments. Excess cash balances are placed in short-term commercial paper. As of June 29, 2014, $14.1 million of our $19.8 million cash and cash equivalents balance was held by our foreign subsidiaries in Mexico and is deemed to be permanently reinvested.

Derivative Instruments: We own and operate manufacturing operations in Mexico. As a result, a portion of our manufacturing costs are incurred in Mexican pesos, which causes our earnings and cash flows to fluctuate as a result of changes in the U.S. dollar / Mexican peso exchange rate. During fiscal 2012

2014 STRATTEC Annual Report	34

NOTES TO FINANCIAL STATEMENTS

and 2013, we had agreements with Bank of Montreal that provided for two weekly Mexican peso currency option contracts to cover a portion of our weekly estimated peso denominated operating costs. The contracts with Bank of Montreal expired on June 28, 2013. The two weekly option contracts were for equivalent notional amounts. The contracts that were effective during fiscal 2012 expired July 6, 2012, and provided for the purchase of Mexican pesos at a U.S. dollar / Mexican peso exchange rate of 11.85 if the spot rate at the weekly expiry date was below 11.85 or for the purchase of Mexican pesos at a U.S. dollar / Mexican peso exchange rate of 12.85 if the spot rate at the weekly expiry date was above 12.85. The contracts that were effective during fiscal 2013 expired June 28, 2013 and provided for the purchase of Mexican pesos at an average U.S. dollar / Mexican peso exchange rate of 12.40 if the spot rate at the weekly expiry date was below an average of 12.40 or for the purchase of Mexican pesos at an average U.S. dollar / Mexican peso exchange rate of 13.40 if the spot rate at the weekly expiry date was above an average of 13.40. Our objective in entering into these currency option contracts was to minimize our earnings volatility resulting from changes in exchange rates affecting the U.S. dollar cost of our Mexican operations. The Mexican peso option contracts were not used for speculative purposes and were not designated as hedges. As a result, all currency option contracts were recognized in our accompanying consolidated financial statements at fair value and changes in the fair value of the currency option contracts were reported in current earnings as part of Other Income, net. The premiums paid and received under the weekly Mexican peso currency option contracts netted to zero. As a result, premiums related to the contracts did not impact our earnings. No Mexican peso currency option contracts were in effect during fiscal 2014 and none were outstanding as of June 29, 2014 or June 30, 2013.

The pre-tax effects of the Mexican peso option contracts on the accompanying Consolidated Statements of Income and Comprehensive Income (Loss) consisted of the following (thousands of dollars):

	Other Income, net
	June 29, 2014	June 30, 2013	July 1, 2012
Not Designated as Hedging Instruments:
Realized gain	$—	$27	$18
Realized (loss)	$—	$(39)	$(438)
Unrealized gain (loss)	$—	$395	$(640)

Fair Value of Financial Instruments: The fair value of our cash and cash equivalents, accounts receivable, accounts payable, and borrowings under credit facility approximated book value as of June 29, 2014 and June 30, 2013. Fair Value is defined as the exchange price that would be received for an asset or paid for a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. There is an established fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable. Level 1 – Quoted prices in active markets for identical assets or liabilities. These are typically obtained from real-time quotes for transactions in active exchange markets involving identical assets. Level 2 – Inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly. These are typically obtained from readily-available pricing sources for comparable instruments. Level 3 –Unobservable inputs, where there is little or no market activity for the asset or liability. These inputs reflect the reporting entity’s own assumptions of the data that market participants would use in pricing the asset or liability, based on the best information available in the circumstances. The following table summarizes our financial assets and liabilities measured at fair value on a recurring basis as of June 29, 2014 and June 30, 2013 (thousands of dollars):

	June 29, 2014				June 30, 2013
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Rabbi Trust Assets:
Stock Index Funds:
Small Cap	$346	$—	$—	$346	$115	$—	$—	$115
Mid Cap	226	—	—	226	114	—	—	114
Large Cap	448	—	—	448	115	—	—	115
International	446	—	—	446	—	—	—	—
Fixed Income Funds	754	—	—	754	—	—	—	—
Cash and Cash
Equivalents	—	28	—	28	1,193	—	—	1,193

Total assets at fair value	$2,220	$28	$—	$2,248	$1,537	$—	$—	$1,537

The Rabbi Trust assets fund our supplemental executive retirement plan and are included in Other Long-Term Assets in the accompanying Consolidated Balance Sheets at June 29, 2014 and Other Current Assets in the accompanying Consolidated Balance Sheets as of June 30, 2013. There were no transfers between Level 1 and Level 2 assets during 2014 or 2013.

2014 STRATTEC Annual Report	35

NOTES TO FINANCIAL STATEMENTS

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

	Balance, Beginning of Year	Provision for Doubtful Accounts	Net Write-Offs	Balance, End of Year

Year ended June 29, 2014	$500	$—	$—	$500
Year ended June 30, 2013	$500	$—	$—	$500
Year ended July 1, 2012	$400	$116	$16	$500

Inventories: Inventories are comprised of material, direct labor and manufacturing overhead, and are stated at the lower of cost or market using the first-in, first-out (“FIFO”) cost method of accounting. Inventories consisted of the following (thousands of dollars):

	June 29, 2014	June 30, 2013
Finished products	$9,034	$6,966
Work in process	7,386	6,164
Purchased materials	16,232	12,682

	32,652	25,812
Excess and obsolete reserve	(2,150)	(1,500)

Inventories, net	$30,502	$24,312

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

	Balance, Beginning of Year	Provision Charged to Expense	Amounts Written Off	Balance, End of Year

Year ended June 29, 2014	$1,500	$1,122	$472	$2,150
Year ended June 30, 2013	$1,300	$511	$311	$1,500
Year ended July 1, 2012	$1,200	$385	$285	$1,300

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

Repair and Maintenance Supply Parts: We maintain an inventory of repair and maintenance supply parts in support of operations. This inventory includes critical repair parts for all production equipment as well as general maintenance items. The inventory of critical repair parts is required to avoid disruptions in our customers’ just-in-time production schedules due to a lack of spare parts when equipment break-downs occur. All required critical repair parts are on hand when the related production equipment is placed in service and maintained to satisfy the customer model life production and service requirements, which may be 12 to 15 years. As repair parts are used, additional repair parts are purchased to maintain a minimum level of spare parts inventory. Depending on maintenance requirements during the life of the equipment, excess quantities of repair parts arise. Excess quantities are kept on hand and are not disposed of until the equipment is no longer in service. A repair and maintenance supply parts reserve is maintained to recognize the normal adjustment of inventory for obsolete and slow moving supply and maintenance parts. The adequacy of the reserve is reviewed periodically in relation to the repair parts inventory balances. The gross balance of the repair and maintenance supply parts inventory was approximately $2.3 million at June 29, 2014 and $2.0 million at June 30, 2013. The repair and maintenance supply parts inventory balance is included in Other Current Assets in the accompanying Consolidated Balance Sheets. The activity related to the repair and maintenance supply parts reserve was as follows (thousands of dollars):

2014 STRATTEC Annual Report	36

NOTES TO FINANCIAL STATEMENTS

	Balance, Beginning of Year	Provision Charged to Expense	Amounts Written Off	Balance, End of Year

Year ended June 29, 2014	$500	$102	$17	$585
Year ended June 30, 2013	$500	$195	$195	$500
Year ended July 1, 2012	$695	$200	$395	$500

Intangibles: Intangible assets that have defined useful lives were acquired in the purchase of the power sliding door, liftgate and deck lid system access control products from Delphi Corporation in 2009 and consist of patents, engineering drawings and software. The intangible assets balance is included in Other Long-term Assets in the accompanying Consolidated Balance Sheets. The carrying value and accumulated amortization were as follows (thousands of dollars):

	June 29, 2014	June 30, 2013
Patents, engineering drawings and software	$890	$890
Less: accumulated amortization	(552)	(453)

	$338	$437

The remaining useful life of the intangible assets in the table above is approximately 3.4 years. Intangible amortization expense was $99,000 for each of the years ended June 29, 2014, June 30, 2013 and July 1, 2012. Intangible amortization expense is expected to be $99,000 in each of fiscal years 2015 through 2017, $41,000 in fiscal 2018 and zero thereafter.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets as follows:

Classification	Expected Useful Lives
Land improvements	20 years
Buildings and improvements	15 to 35 years
Machinery and equipment	3 to 10 years

Property, plant and equipment consisted of the following (thousands of dollars):

	June 29, 2014	June 30, 2013
Land and improvements	$3,269	$3,417
Buildings and improvements	21,423	19,371
Machinery and equipment	148,025	140,649

	172,717	163,437
Less: accumulated depreciation	(116,936)	(112,022)

	$55,781	$51,415

Depreciation expense was as follows for the periods indicated (thousands of dollars):

Depreciation Expense
2014	$8,168
2013	$7,391
2012	$6,710

The gross and net book value of property, plant and equipment located outside of the United States, primarily in Mexico, were as follows (thousands of dollars):

	June 29, 2014	June 30, 2013
Gross book value	$77,445	$70,809
Net book value	$29,804	$25,777

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment recognized is measured by the excess of the carrying amount of the asset over the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less estimated costs to sell. There were no impairments recorded in the years ended June 29, 2014, June 30, 2013 or July 1, 2012.

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

2014 STRATTEC Annual Report	37

NOTES TO FINANCIAL STATEMENTS

Supplier Concentrations: The following inventory purchases were made from major suppliers during each fiscal year noted:

Fiscal Year	Percentage of Inventory Purchases	Number of Suppliers

2014	38%	7
2013	38%	7
2012	41%	14

We have long-term contracts or arrangements with most of our suppliers to guarantee the availability of raw materials and component parts.

Labor Concentrations: We had approximately 3,276 full-time associates of which approximately 232 or 7.1 percent were represented by a labor union at June 29, 2014. The associates represented by a labor union account for all production associates at our Milwaukee facility. The previous contract with our unionized associates expired on June 29, 2014. A new contract was rejected by our unionized workforce. We are currently operating under the terms and conditions of the previous contract.

Revenue Recognition: Revenue is recognized upon the shipment of products, which is when title passes, payment terms are final, we have no remaining obligations and the customer is required to pay. Revenue is recognized net of estimated returns and discounts, which is recognized as a deduction from revenue at the time of the shipment.

Research and Development Costs: Expenditures relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. Research and development expenditures were approximately $700,000 in 2014, $1.3 million in 2013 and $1.2 million in 2012.

Other Income, Net: Net other income included in the accompanying Consolidated Statements of Income and Comprehensive Income (Loss) primarily included foreign currency transaction gains and losses, realized and unrealized gains and losses on our Mexican Peso option contracts, and Rabbi Trust gains. Foreign currency transaction gains and losses were the result of foreign currency transactions entered into by our Mexican subsidiaries and fluctuations in foreign currency cash balances. We entered into the Mexican Peso currency option contracts during fiscal 2013 and 2012 to minimize earnings volatility resulting from changes in exchange rates affecting the U.S. dollar cost of our Mexican operations. The Rabbi Trust assets fund our amended and restated supplemental executive retirement plan. The investments held in the Trust are considered trading securities. The impact of these items for the periods presented was as follows (thousands of dollars):

	Years Ended
	June 29, 2014	June 30, 2013	July 1, 2012
Foreign currency transaction (loss) gain	$(36)	$(395)	$1,369
Rabbi Trust gain	211	164	24
Unrealized gain (loss) on Mexican peso option contracts	—	395	(640)
Realized (loss) gain on Mexican peso option contracts	—	(12)	(420)
Other	97	177	249

	$272	$329	$582

Self Insurance Plans: We have self-insured medical and dental plans covering all eligible U.S. associates. The claims handling process for the self-insured plans are managed by a third-party administrator. Stop-loss insurance coverage limits our liability on a per individual per calendar year basis. The per individual per calendar year stop-loss limit was $150,000 in each calendar year 2011 through 2014. Prior to January 1, 2011, each covered individual could receive up to $2 million in total benefits during his or her lifetime. Effective January 1, 2011, under Health Care Reform, there is no lifetime maximum for overall benefits.

The expected ultimate cost for claims incurred under the self-insured medical and dental plans as of the applicable balance sheet date is not discounted and is recognized as an expense. The expected ultimate cost of claims is estimated based upon the aggregate liability for reported claims and an estimated liability for claims incurred but not reported, which is based on analysis of historical data, current health care trends and information available from the third-party administrator. The expected ultimate cost for claims incurred under the self-insured medical and dental plans that has not been paid as of the applicable balance sheet date is included in Accrued Liabilities: Payroll and Benefits in our accompanying Consolidated Balance Sheets.

Changes in the balance sheet amounts for self-insured plans were as follows (thousands of dollars):

	Balance, Beginning of Year	Provision Charged to Expense	Payments	Balance, End of Year

Year ended June 29, 2014	$420	$4,600	$4,600	$420
Year ended June 30, 2013	$320	$3,948	$3,848	$420
Year ended July 1, 2012	$320	$4,148	$4,148	$320

2014 STRATTEC Annual Report	38

NOTES TO FINANCIAL STATEMENTS

Warranty Reserve: We have a warranty liability recorded related to our exposure to warranty claims in the event our products fail to perform as expected, and we may be required to participate in the repair costs incurred by our customers for such products. The recorded warranty liability balance involves judgment and estimates. Our liability estimate is based on an analysis of historical warranty data as well as current trends and information, including our customers’ recent extension of their warranty programs. In recent fiscal periods, our largest customers have extended their warranty protection for their vehicles and have since demanded higher warranty cost sharing arrangements from their suppliers, including STRATTEC. As a result of these actions, during 2012 we increased our provision to cover these exposures. The 2013 warranty provision credit included the impact of favorable adjustments for warranty claims settled during the year.

Changes in the warranty reserve were as follows (thousands of dollars):

	Balance, Beginning of Year	Provision Charged (Credited) to Expense	Payments	Balance, End of Year

Year ended June 29, 2014	$2,500	$1,153	$191	$3,462
Year ended June 30, 2013	$4,958	$(404)	$2,054	$2,500
Year ended July 1, 2012	$3,856	$2,050	$948	$4,958

Foreign Currency Translation: The financial statements of our foreign subsidiaries and equity investees are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and the average exchange rate for each applicable period for sales, costs and expenses. Foreign currency translation adjustments are included as a component of other accumulated comprehensive loss. Foreign currency transaction gains and losses are included in other income, net in the accompanying Consolidated Statements of Income and Comprehensive Income (loss).

Accumulated Other Comprehensive Loss: Accumulated other comprehensive loss was comprised of the following (thousands of dollars):

	June 29, 2014	June 30, 2013	July 1, 2012
Unrecognized pension and postretirement benefit liabilities, net of tax	$16,787	$18,944	$31,762
Foreign currency translation	3,411	3,268	3,995

	$20,198	$22,212	$35,757

Deferred taxes have not been provided for the foreign currency translation adjustments.

The following table summarizes the changes in accumulated other comprehensive loss (“AOCL”) for the year ended June 29, 2014 (in thousands):

	Foreign Currency Translation Adjustments	Retirement and Postretirement Plans	Total

Balance June 30, 2013	$3,268	$18,944	$22,212
Other comprehensive loss (income) before reclassifications	140	(665)	(525)
Income tax	—	246	246

Net other comprehensive loss (income) before reclassifications	140	(419)	(279)
Reclassifications:
Prior service credits (A)	—	752	752
Actuarial gains (A)	—	(3,512)	(3,512)

Total reclassifications before tax	—	(2,760)	(2,760)
Income Tax	—	1,022	1,022

Net reclassifications	—	(1,738)	(1,738)

Other comprehensive loss (income)	140	(2,157)	(2,017)
Other comprehensive income attributable to non-controlling interest	3	—	3

Balance June 29, 2014	$3,411	$16,787	$20,198

(A)	Amounts reclassified are included in the computation of net periodic benefit cost, which is included in Cost of Goods Sold and Engineering, Selling and Administrative expenses in the accompanying Consolidated Statements of Income and Comprehensive Income (Loss). See the Retirement Plans and Postretirement Costs note in these Notes to Financial Statements.

2014 STRATTEC Annual Report	39

NOTES TO FINANCIAL STATEMENTS

Accounting For Stock-Based Compensation: We maintain an omnibus stock incentive plan. This plan provides for the granting of stock options, shares of restricted stock and stock appreciation rights. The Board of Directors has designated 1,700,000 shares of common stock available for the grant of awards under the plan. Remaining shares available to be granted under the plan as of June 29, 2014 were 126,250. Awards that expire or are cancelled without delivery of shares become available for re-issuance under the plan. We issue new shares of common stock to satisfy stock option exercises.

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

Unrecognized compensation cost as of June 29, 2014 related to stock options and restricted stock granted under the plan was as follows (thousands of dollars):

	Compensation Cost	Weighted Average Period over which Cost is to be Recognized (in years)

Stock options granted	$613	1.0
Restricted Stock granted	$707	1.0

Unrecognized compensation cost will be adjusted for any future changes in estimated and actual forfeitures.

Cash received from stock option exercises and the related income tax benefit were as follows (thousands of dollars):

Fiscal Year	Cash Received from Stock Option Exercises	Income Tax Benefit

2014	$2,683	$729
2013	$770	$421
2012	$33	$9

The intrinsic value of stock options exercised and the fair value of stock options vested were as follows (in thousands of dollars):

	Years Ended
	June 29, 2014	June 30, 2013	July 1, 2012
Intrinsic value of options exercised	$2,134	$1,110	$26
Fair value of options vested	$444	$266	$268

The grant date fair values and assumptions used to determine compensation expense were as follows:

Options Granted During	2014	2013	2012
Weighted average grant date fair value:
Options issued at grant date market value	n/a	n/a	n/a
Options issued above grant date market value	$17.58	$10.48	$10.29
Assumptions:
Risk free interest rates	2.06%	0.95%	1.23%
Expected volatility	58.75%	57.58%	59.88%
Expected dividend yield	1.11%	1.69%	1.74%
Expected term (in years)	6.0	6.0	6.0

2014 STRATTEC Annual Report	40

NOTES TO FINANCIAL STATEMENTS

The range of options outstanding as of June 29, 2014 was as follows:

	Number of Options Outstanding/Exercisable	Weighted Average Exercise Price Outstanding/Exercisable	Weighted Average Remaining Contractual Life Outstanding (In Years)

$ 10.92-$ 18.49	59,600/59,600	$15.32/$15.32	5.2
$ 22.47-$ 38.71	125,642/17,099	$29.20/$22.47	7.2

		$24.73/$16.91

Income Taxes: Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and operating loss carry-forwards are expected to be recovered, settled or utilized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. We recognize the benefit of an income tax position only if it is more likely than not (greater than 50 percent) that the tax position will be sustained upon tax examination, based solely on the technical merits of the tax position. Otherwise, no benefit is recognized. The tax benefits recognized are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. Additionally, we accrue interest and related penalties, if applicable, on all tax exposures for which reserves have been established consistent with jurisdictional tax laws. Interest and penalties on uncertain tax positions are classified in the Provision for Income Taxes in the accompanying Consolidated Statements of Income and Comprehensive Income (Loss).

SUBSEQUENT EVENT

In July 2014, we entered into agreements to purchase two buildings, one of which is located in Michigan and the other one is located in Juarez, Mexico. The Michigan building is expected to be purchased for $4.5 million and would be used as a sales and engineering office, thus replacing the two current leased facilities in Michigan. The Juarez, Mexico building is expected to be purchased for $2 million and would be used as an additional facility to support our current operations in Mexico.

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

The Alliance Agreements include a set of cross-licensing agreements for the manufacture, distribution and sale of WITTE products by STRATTEC and ADAC in North America, and the manufacture, distribution and sale of STRATTEC and ADAC products by WITTE in Europe. Additionally, a joint venture company, Vehicle Access Systems Technology LLC (“VAST LLC”), in which WITTE, STRATTEC and ADAC each hold a one-third interest, exists to seek opportunities to manufacture and sell each of the company’s products in areas of the world outside of North America and Europe.

VAST do Brasil, a joint venture between VAST LLC and Ifer do Brasil Ltda., services customers in South America. Effective March 21, 2014, VAST LLC purchased the remaining non-controlling interest in VAST do Brasil from Ifer do Brasil Ltda. VAST Fuzhou, VAST Great Shanghai and VAST Shanghai Co. (collectively known as VAST China), provides a base of operations to service our automotive customers in the Asian market. VAST LLC also maintains branch offices in South Korea and Japan in support of customer sales and engineering requirements.

The VAST LLC investments are accounted for using the equity method of accounting. The activities related to the VAST LLC joint ventures resulted in equity earnings of joint ventures to STRATTEC of approximately $1.3 million during 2014 and equity loss of joint ventures to STRATTEC of approximately $147,000 during 2013 and $1.1 million during 2012. During 2012 our joint ventures in China and Brazil incurred relocation costs associated with moves to new facilities and start-up costs associated with a new product line. These relocation costs and start-up costs continued for VAST China primarily during the first half of 2013. These items resulted in STRATTEC incurring an equity loss from joint ventures in both 2013 and 2012. In addition, the 2012 equity loss also included a goodwill impairment charge relating to VAST China. STRATTEC’s portion of this impairment charge amounted to $284,000. Effective November 20, 2009, VAST LLC purchased the 40 percent non-controlling interest owned by its former partners in the joint ventures in China. Initially, a loan of $2.5 million was made by each partner, STRATTEC, WITTE and ADAC,

2014 STRATTEC Annual Report	41

NOTES TO FINANCIAL STATEMENTS

to fund a portion of the purchase price. In December 2009, $1 million of each partner’s loan balance was repaid. During 2012, each partner’s outstanding principal and accrued interest balance of $1.5 million and $112,000, respectively, then remaining due on its loan were terminated and converted to additional capital contributions by each partner in VAST LLC. During 2014, no cash capital contributions were made to VAST LLC. During each of 2013 and 2012, cash capital contributions totaling $600,000 were made to VAST LLC in support of general operating expenses. STRATTEC’s portion of the cash capital contributions during each year totaled $200,000.

In fiscal year 2007, we established a new entity with ADAC forming ADAC-STRATTEC LLC, a Delaware limited liability company. This new entity was created to establish injection molding and door handle assembly operations in Mexico. STRATTEC holds a 51 percent ownership interest in ADAC-STRATTEC LLC. A Mexican entity, ADAC-STRATTEC de Mexico, exists and is wholly owned by ADAC-STRATTEC LLC. ADAC-STRATTEC LLC’s financial results are consolidated with the financial results of STRATTEC and resulted in increased net income to STRATTEC of approximately $1.4 million in 2014, $1.1 million in 2013, and $1.7 million in 2012.

Effective November 30, 2008, STRATTEC established a new entity, STRATTEC POWER ACCESS LLC (“SPA”), which is 80 percent owned by STRATTEC and 20 percent owned by WITTE. SPA supplies the North American portion of the power sliding door, lift gate and deck lid system access control products which were acquired from Delphi Corporation. The financial results of SPA are consolidated with the financial results of STRATTEC and resulted in increased net income to STRATTEC of approximately $1.5 million in 2014, $1.0 million in 2013 and $2.6 million in 2012.

On April 5, 2013, we acquired a 51 percent ownership interest in NextLock LLC, a newly formed joint venture which was formed to introduce a new generation of biometric security products based upon the designs of Actuator Systems LLC, our partner and the owner of the remaining ownership interest. The initial capitalization of the NextLock joint venture totaled $1.5 million. STRATTEC’s portion of the initial capitalization totaled $765,000. We anticipate shipments of the new biometric security products to begin during the first quarter of fiscal 2015. Our investment in NextLock, for which we exercise significant influence but do not control and are not the primary beneficiary, is accounted for using the equity method. The activities related to NextLock resulted in equity loss of joint ventures to STRATTEC of approximately $367,000 in 2014 and $78,000 during 2013.

Investment in Joint Ventures in the accompanying Consolidated Balance Sheets consisted of the following (in thousands of dollars):

	June 29, 2014	June 30, 2013
Investment in VAST LLC	$9,657	$8,479
Investment in NextLock LLC	320	687

	$9,977	$9,166

EQUITY EARNINGS (LOSS) OF JOINT VENTURES

As discussed above under the note Investment in Joint Ventures and Majority Owned Subsidiaries, we hold a one-third ownership interest in VAST LLC, for which we exercise significant influence but do not control and are not the primary beneficiary. Our investment in VAST LLC is accounted for using the equity method. The following are summarized statements of operations and summarized balance sheet data for VAST LLC (thousands of dollars):

	Years Ended
	June 29, 2014	June 30, 2013	July 1, 2012
Net sales	$111,844	$92,388	$76,373
Cost of goods sold	94,701	76,759	65,211

Gross profit	17,143	15,629	11,162
Engineering, selling and administrative expense	14,169	17,270	14,930

Income (loss) from operations	2,974	(1,641)	(3,768)
Other income, net	1,809	497	246

Income (loss) before provision for
Income taxes	4,783	(1,144)	(3,522)
Provision (benefit) for income taxes	810	(690)	(297)

Net ncome (loss)	$3,973	$(454)	$(3,225)

STRATTEC’s share of VAST LLC net
Income (loss)	$1,324	$(151)	$(1,075)
Intercompany profit eliminations	—	4	4

STRATTEC’s equity earnings (loss)of VAST LLC	$1,324	$(147)	$(1,071)

2014 STRATTEC Annual Report	42

NOTES TO FINANCIAL STATEMENTS

	June 29, 2014	June 30, 2013
Cash and cash equivalents	$8,267	$3,801
Receivables, net	24,907	23,594
Inventories, net	12,649	10,693
Other current assets	7,720	7,892

Total current assets	53,543	45,980
Property, plant and equipment, net	23,949	23,470
Other long-term assets	2,779	4,218

Total assets	$80,271	$73,668

Current liabilities	$44,436	$36,128
Long-term liabilities	6,571	11,808

Total liabilities	$51,007	$47,936

Net assets	$29,264	$25,732

STRATTEC’s share of VAST LLC net assets	$9,755	$8,577

As discussed above under the note Investment in Joint Ventures and Majority Owned Subsidiaries, during 2013 we acquired a 51 percent ownership interest in NextLock LLC, for which we exercise significant influence but do not control and are not the primary beneficiary. Our investment in NextLock LLC is accounted for using the equity method. The following are summarized statements of operations and summarized balance sheet data for NextLock LLC (thousands of dollars):

	June 29, 2014	June 30, 2013
Engineering, selling and administrative expense	$720	$153

Loss from operations	(720)	(153)

Net (loss)	$(720)	$(153)

STRATTEC’s equity loss of NextLock LLC	$(367)	$(78)

	June 29, 2014	June 30, 2013
Cash and cash equivalents	$611	$1,370
Property, plant and equipment, net	20	—

Total assets	$631	$1,370

Current liabilities	$4	$23

Net assets	$627	$1,347

STRATTEC’s share of NextLock LLC net assets	$320	$687

We have sales of component parts to VAST LLC, purchases of component parts from VAST LLC, expenses charged to VAST LLC for engineering and accounting services and expenses charged from VAST LLC for general headquarter expenses. The following tables summarize the related party transactions with VAST LLC for the periods indicated (thousands of dollars):

	2014	2013	2012
Sales to VAST LLC	$231	$141	$170
Purchases from VAST LLC	$233	$219	$207
Expenses charged to VAST LLC	$743	$517	$286
Expenses charged from VAST LLC	$1,261	$729	$699

	June 29, 2014	June 30, 2013
Accounts receivable from VAST LLC	$119	$143
Long-term loan receivable from VAST LLC	$285	$—
Accounts payable to VAST LLC	$98	$128

2014 STRATTEC Annual Report	43

NOTES TO FINANCIAL STATEMENTS

CREDIT FACILITIES AND GUARANTEES

STRATTEC has a $25 million secured revolving credit facility (the “STRATTEC Credit Facility”) with BMO Harris Bank N.A. ADAC-STRATTEC LLC has a $5 million secured revolving credit facility (the “ADAC-STRATTEC Credit Facility”) with BMO Harris Bank N.A., which is guaranteed by STRATTEC. The credit facilities both expire on August 1, 2016. Borrowings under either credit facility are secured by our U.S. cash balances, accounts receivable, inventory and fixed assets located in the U.S. Interest on borrowings under the STRATTEC Credit Facility is at varying rates based, at our option, on the London Interbank Offering Rate (“LIBOR”) plus 1.0 percent or the bank’s prime rate. Interest on borrowings under the ADAC-STRATTEC Credit Facility for periods prior to January 22, 2014 was at varying rates based, at our option, on LIBOR plus 1.75 percent or the bank’s prime rate. As a result of an amendment to the ADAC-STRATTEC Credit Facility, effective January 22, 2014 and thereafter, interest on borrowings under this facility is based, at our option, on LIBOR plus 1.0 percent or the bank’s prime rate. Both credit facilities contain a restrictive financial covenant that requires the applicable borrower to maintain a minimum net worth level. The ADAC-STRATTEC Credit Facility includes an additional restrictive financial covenant that requires the maintenance of a minimum fixed charge coverage ratio.

Outstanding borrowings under the Credit Facilities were as follows (thousands of dollars):

	June 29, 2014	June 30, 2013
STRATTEC Credit Facility	$—	$—
ADAC-STRATTEC Credit Facility	$2,500	$2,250

Average outstanding borrowings and the weighted average interest rate under each Credit Facility during 2014 and 2013 were as follows (thousands of dollars):

	Average Outstanding Borrowings		Weighted Average Interest Rate
	2014	2013	2014	2013
STRATTEC Credit Facility	$—	$—	—%	—%
ADAC-STRATTEC Credit Facility	$2,643	$1,696	1.7%	2.0%

We believe that the credit facilities are adequate, along with existing cash balances and cash flow from operations, to meet our anticipated capital expenditure, working capital, dividend and operating expenditure requirements.

COMMITMENTS AND CONTINGENCIES

We have a reserve for estimated costs to remediate an environmental contamination site at our Milwaukee facility. The site was contaminated by a solvent spill, which occurred in 1985, from a former above ground solvent storage tank located on the east side of the facility. The reserve was initially established in 1995. Due to changing technology and related costs associated with active remediation of the site, in fiscal 2010 the reserve was adjusted based on updated third party estimates to adequately cover the cost for active remediation of the contamination. From 1995 through June 29, 2014, costs of approximately $478,000 have been incurred related to the installation of monitoring wells on the property and ongoing monitoring costs. We monitor and evaluate the site with the use of groundwater monitoring wells that are installed on the property. An environmental consultant samples these wells one or two times a year to determine the status of the contamination and the potential for remediation of the contamination by natural attenuation, the dissipation of the contamination over time to concentrations below applicable standards. If such sampling evidences a sufficient degree of and trend toward natural attenuation of the contamination, we may be able to obtain a closure letter from the regulatory authorities resolving the issue without the need for active remediation. If a sufficient degree and trend toward natural attenuation is not evidenced by sampling, a more active form of remediation beyond natural attenuation may be required. The sampling has not yet satisfied all of the requirements for closure by natural attenuation. As a result, sampling continues and the reserve remains at an amount to reflect the estimated cost of active remediation. The reserve is not measured on a discounted basis. We believe, based on findings-to-date and known environmental regulations, that the environmental reserve of $1.4 million at June 29, 2014, is adequate.

At June 29, 2014, we had purchase commitments for zinc, other purchased parts and natural gas and minimum rental commitments under non-cancelable operating leases with a term in excess of one year which are payable as follows (thousands of dollars):

Fiscal Year	Purchase Commitments	Minimum Rental Commitments
2015	$9,035	$834
2016	$2,244	$638
2017	$—	$577
2018	$—	$548
2019	$—	$548

2014 STRATTEC Annual Report	44

NOTES TO FINANCIAL STATEMENTS

Rental expense under all non-cancelable operating leases was as follows (thousands of dollars):

Fiscal Year	Rental Expense
2014	$849
2013	$604
2012	$723

INCOME TAXES

The provision for income taxes consisted of the following (thousands of dollars):

	2014	2013	2012
Currently payable:
Federal	$4,811	$(561)	$2,116
State	252	185	219
Foreign	2,164	1,895	1,200

	7,227	1,519	3,535
Deferred tax provision	1,447	3,847	54

	$8,674	$5,366	$3,589

The items accounting for the difference between income taxes computed at the Federal statutory tax rate and the provision for income taxes were as follows:

	2014	2013	2012
U.S. statutory rate	34.5%	34.0%	34.1%
State taxes, net of Federal tax benefit	1.0	2.0	(0.1)
Foreign subsidiaries	(0.9)	(2.2)	(3.7)
Non-controlling interest	(3.5)	(3.1)	(7.3)
Valuation allowance	-	(1.0)	-
Other	0.1	2.1	(0.3)

	31.2%	31.8%	22.7%

The components of deferred tax assets and (liabilities) were as follows (thousands of dollars):

	June 29, 2014	June 30, 2013
Deferred income taxes–current:
Repair and maintenance supply parts reserve	$216	$185
Payroll-related accruals	2,049	1,789
Environmental reserve	517	523
Inventory reserve	720	486
Allowance for doubtful accounts	185	185
Accrued warranty	966	703
Other	1,018	396

	$5,671	$4,267

Deferred income taxes–noncurrent:
Accrued pension obligations	$(11,741)	$(10,572)
Unrecognized pension and postretirement benefit plan liabilities	10,038	11,305
Accumulated depreciation	(4,967)	(4,256)
Stock-based compensation	692	854
Postretirement obligations	171	325
NOL/credit carry-forwards	143	159
Other	537	1,176

	$(5,127)	$(1,009)

Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax basis and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered.

State operating loss and credit carry-forwards at June 29, 2014 resulted in future benefits of approximately $143,000. These operating loss carry-forwards expire starting 2021 through 2024. We believe that it is more likely than not that the results of future operations will generate sufficient taxable income and foreign source income to realize the deferred tax assets.

Foreign income before the provision for income taxes was $6.6 million in 2014, $6.0 million in 2013 and $5.3 million in 2012. No provision for Federal income taxes was made on earnings of foreign subsidiaries and joint ventures that are considered permanently invested or that would be offset by foreign tax credits upon distribution. Such undistributed earnings at June 29, 2014 were approximately $26.9 million.

2014 STRATTEC Annual Report	45

NOTES TO FINANCIAL STATEMENTS

The total liability for unrecognized tax benefits was $1.4 million as of June 29, 2014 and $1.7 million as of June 30, 2013 and was included in Other Long-term Liabilities in the accompanying Consolidated Balance Sheets. This liability includes approximately $1.3 million of unrecognized tax benefits at June 29, 2014 and $1.5 million at June 30, 2013 and approximately $113,000 of accrued interest at June 29, 2014 and $195,000 at June 30, 2013. This liability does not include an amount for accrued penalties. The amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was approximately $861,000 at June 29, 2014 and $1.0 million at June 30, 2013. We recognize interest and penalties related to unrecognized tax benefits in the provision for income taxes.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows for the years ended June 29, 2014 and June 30, 2013 (thousands of dollars):

	Year Ended
	June 29, 2014	June 30, 2013
Unrecognized tax benefits, beginning of year	$1,510	$1,541
Gross increases – tax positions in prior years	—	—
Gross decreases – tax positions in prior years	(215)	(47)
Gross increases – current period tax positions	59	51
Tax Years Closed	(65)	(35)

Unrecognized tax benefits, end of year	$1,289	$1,510

We or one of our subsidiaries files income tax returns in the United States (Federal), Wisconsin (state), Michigan (state) and various other states, Mexico and other foreign jurisdictions. Tax years open to examination by tax authorities under the statute of limitations include fiscal 2009 through 2014 for Federal, fiscal 2010 through 2014 for most states and calendar 2009 through 2013 for foreign jurisdictions. It is reasonably possible that certain unrecognized tax benefits may either be settled with taxing authorities or the statutes of limitations for these unrecognized tax benefits may lapse within the next 12 months, causing our gross unrecognized tax benefits to decrease by a range of $700,000 to $800,000.

RETIREMENT PLANS AND POSTRETIREMENT COSTS

We have a qualified, noncontributory defined benefit pension plan (“Qualified Pension Plan”) covering substantially all U.S. associates. Benefits are based on years of service and final average compensation. Our policy is to fund at least the minimum actuarially computed annual contribution required under the Employee Retirement Income Security Act of 1974 (ERISA). Plan assets consist primarily of listed equity and fixed income securities. Effective December 31, 2009, an amendment to the Qualified Pension Plan discontinued the benefit accruals for salary increases and credited service rendered after December 31, 2009. On April 2, 2014, our Board of Directors approved a resolution to terminate the Qualified Pension Plan. The termination of the Qualified Pension Plan is subject to the following conditions: (1) the Internal Revenue Service’s (“IRS”) determination that the Qualified Pension Plan is qualified on termination and (2) our obligation to bargain with the union representing the participants regarding the termination of the Qualified Pension Plan. We believe it will take 18 to 24 months to finalize the complete termination of the Qualified Pension Plan after collective bargaining and IRS approval. Additionally, we have amended the Qualified Pension Plan to provide that participants are 100% vested in their accrued benefits as of the effective date of the plan termination, to adopt a new standard for disability benefits that will apply when the plan’s assets are distributed due to the termination, to add a lump sum distribution for employees and terminated vested participants who are not in payment status when Qualified Pension Plan assets are distributed due to the termination and to make certain other conforming amendments to the Qualified Pension Plan to comply with applicable law that may be required by the IRS or may be deemed necessary or advisable to improve the administration of the Qualified Pension Plan or facilitate its termination and liquidation. The foregoing Qualified Pension Plan amendments are also subject to our requirement to bargain with the union. We also intend to make contributions to the Trust Fund for the Qualified Pension Plan to ensure that there are sufficient assets to provide all Qualified Pension Plan benefits as of the anticipated distribution date. The financial impact of the plan termination will be recognized as a settlement of the Qualified Pension Plan liabilities. The settlement date and related financial impact have not yet been determined.

2014 STRATTEC Annual Report	46

NOTES TO FINANCIAL STATEMENTS

We have historically had in place a noncontributory supplemental executive retirement plan (“SERP”), which prior to January 1, 2014 was a nonqualified defined benefit plan that essentially mirrored the Qualified Pension Plan, but provided benefits in excess of certain limits placed on our Qualified Pension Plan by the Internal Revenue Code. We froze our Qualified Pension Plan effective as of December 31, 2009 and the SERP provided benefits to participants as if the Qualified Pension Plan had not been frozen. Because the Qualified Pension Plan was frozen and because new employees were not eligible to participate in the Qualified Pension Plan, our Board of Directors adopted amendments to the SERP on October 8, 2013 that were effective as of December 31, 2013 to simplify the SERP calculation. The SERP is funded through a Rabbi Trust with BMO Harris Bank N.A. Under the amended SERP, participants received an accrued lump-sum benefit as of December 31, 2013 which was credited to each participant’s account. Going forward, each eligible participant will receive a supplemental retirement benefit equal to the foregoing lump sum benefit, plus an annual benefit accrual equal to 8% of the participant’s base salary and cash bonus, plus annual credited interest on the participant’s account balance. All current participants are fully vested in their account balances with any new individuals participating in the SERP effective on or after January 1, 2014 being subject to a five year vesting schedule. The SERP, which is considered a defined benefit plan under applicable rules and regulations, will continue to be funded through use of a Rabbi Trust to hold investment assets to be used in part to fund any future required lump sum benefit payments to participants. The foregoing amendments to the SERP did not have a material effect on our financial statements. During fiscal 2013, SERP benefits of approximately $5.8 million were cash settled using Rabbi Trust assets and current cash balances. We incurred a settlement charge to operations of approximately $2.1 million pre-tax as a result of a requirement to expense a portion of the unrealized actuarial losses due to the settlement of the SERP obligation. The charge had no effect on our aggregate equity balance because the unrealized actuarial losses were previously recognized during prior periods in accumulated other comprehensive loss. Accordingly, the effect of the settlement charge on our retained earnings was offset by a corresponding reduction in our accumulated other comprehensive loss. The Rabbi Trust assets had a value of $2.2 million and $1.5 million at June 29, 2014 and June 30, 2013, respectively, and are included in Other Long-Term Assets in the accompanying Consolidated Balance Sheets at June 29, 2014 and are included in Other Current Assets in the accompanying Consolidated Balance Sheets at June 30, 2013. The projected benefit obligation was $1.9 million at June 29, 2014 and $1.5 million at June 30, 2013, respectively. The SERP liabilities are included in the pension tables below. However, the Rabbi Trust assets are excluded from the table as they do not qualify as plan assets.

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

Amounts included in accumulated other comprehensive loss, net of tax, at June 29, 2014, which have not yet been recognized in net periodic benefit cost are as follows (thousands of dollars):

	Pension and SERP	Postretirement
Prior service cost (credit)	$28	$(2,184)
Net actuarial loss	15,232	3,711

	$15,260	$1,527

Prior service cost (credit) and unrecognized net actuarial losses included in accumulated other comprehensive loss at June 29, 2014, which are expected to be recognized in net periodic benefit cost in fiscal 2015, net of tax, for the pension, SERP and postretirement plans are as follows (thousands of dollars):

	Pension and SERP	Postretirement
Prior service cost (credit)	$7	$(481)
Net actuarial loss	1,748	437

	$1,755	$(44)

The following tables summarize the pension, SERP and postretirement plans’ income and expense, funded status and actuarial assumptions for the years indicated (thousands of dollars). We use a June 30 measurement date for our pension and postretirement plans.

2014 STRATTEC Annual Report	47

NOTES TO FINANCIAL STATEMENTS

	Pension and SERP Benefits			Postretirement Benefits
	Years Ended			Years Ended
	June 29, 2014	June 30, 2013	July 1, 2012	June 29, 2014	June 30, 2013	July 1, 2012
COMPONENTS OF NET PERIODIC
BENEFIT COST:
Service cost	$217	$216	$150	$15	$15	$11
Interest cost	4,407	4,447	4,784	157	181	227
Expected return on plan assets	(6,442)	(6,126)	(6,411)	—	—	—
Amortization of prior service cost (credit)	12	12	12	(764)	(764)	(764)
Amortization of unrecognized net loss	2,665	4,453	2,414	847	898	673
Settlement loss	—	2,144	—	—	—	—

Net periodic benefit cost	$859	$5,146	$949	$255	$330	$147

	Pension and SERP Benefits		Postretirement Benefits
	2014	2013	2014	2013
WEIGHTED-AVERAGE ASSUMPTIONS:
Benefit Obligations:
Discount rate	4.39%	5.02%	4.39%	5.02%
Rate of compensation increases – SERP	3.0%	3.0%	n/a	n/a
Net Periodic Benefit Cost:
Discount rate	5.02%	4.56%	5.02%	4.56%
Expected return on plan assets	7.5%	7.5%	n/a	n/a
Rate of compensation increases – SERP	3.0%	3.0%	n/a	n/a

CHANGE IN PROJECTED BENEFIT OBLIGATION:
Benefit obligation at beginning of year	$89,915	$103,383	$3,540	$4,475
Service cost	217	216	15	15
Interest cost	4,407	4,447	157	181
Plan Amendments	(3)	—	—	—
Actuarial (gain) loss	7,030	(8,381)	(112)	239
Benefits paid	(4,121)	(9,750)	(671)	(1,370)

Benefit obligation at end of year	$97,445	$89,915	$2,929	$3,540

CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of year	$90,434	$79,517	$—	$—
Actual return on plan assets	14,021	11,914	—	—
Employer contribution	4,006	8,753	671	1,370
Benefits paid	(4,121)	(9,750)	(671)	(1,370)

Fair value of plan assets at end of year	$104,340	$90,434	$—	$—

Funded status – prepaid (accrued) benefit obligations	$6,895	$519	$(2,929)	$(3,540)

AMOUNTS RECOGNIZED IN CONSOLIDATED BALANCE SHEETS:
Other long-term assets	$8,768	$1,983	$—	$—
Accrued payroll and benefits (current liabilities)	(254)	—	(706)	(823)
Accrued benefit obligations (long-term liabilities)	(1,619)	(1,464)	(2,223)	(2,717)

Net amount recognized	$6,895	$519	$(2,929)	$(3,540)

CHANGES IN PLAN ASSETS AND BENEFIT OBLIGATIONS RECOGNIZED IN OTHER COMPREHENSIVE INCOME:
Net periodic benefit cost	$859	$5,146	$255	$330

Net actuarial (gain) loss	(550)	(14,170)	(112)	238
Prior service cost	(3)	—	—	—
Amortization of prior service (cost) credits	(12)	(12)	764	764
Amortization of unrecognized net loss	(2,665)	(6,597)	(847)	(898)

Total recognized in other comprehensive income, before tax	(3,230)	(20,779)	(195)	104

Total recognized in net periodic benefit cost and other comprehensive income	$(2,371)	$(15,633)	$60	$434

2014 STRATTEC Annual Report	48

NOTES TO FINANCIAL STATEMENTS

The pension benefits have a separately determined accumulated benefit obligation, which is the actuarial present value of benefits based on service rendered and current and past compensation levels. This differs from the projected benefit obligation in that it includes no assumptions about future compensation levels. The following table summarizes the accumulated benefit obligations and projected benefit obligations for the pension and SERP (thousands of dollars) for 2014 and 2013:

	Pension		SERP
	June 29, 2014	June 30, 2013	June 29, 2014	June 30, 2013
Accumulated benefit obligation	$95,573	$88,451	$1,422	$1,020
Projected benefit obligation	$95,573	$88,451	$1,872	$1,464

For measurement purposes as it pertains to the estimated obligation associated with retirees prior to January 1, 2010, a 7.5 percent annual rate increase in the per capita cost of covered health care benefits was assumed for fiscal 2015; the rate was assumed to decrease gradually to 5 percent by the year 2022 and remain at that level thereafter.

The health care cost trend assumption has a significant effect on the postretirement benefit amounts reported. A 1% change in the health care cost trend rates would have the following effects (thousands of dollars):

	1% Increase	1% Decrease
Effect on total of service and interest cost components in fiscal 2014	$2	$(2)
Effect on postretirement benefit obligation as of June 29, 2014	$41	$(40)

We employ a total return investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of short and long-term plan liabilities, plan funded status and corporate financial condition. The investment portfolio primarily contains a diversified blend of equity and fixed income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks, as well as growth and value style managers, and small, mid and large market capitalizations. The investment portfolio does not include any real estate holdings, but has a small allocation to hedge funds. The investment policy of the plan prohibits investment in STRATTEC stock. Investment risk is measured and monitored on an ongoing basis through periodic investment portfolio reviews, annual liability measurements and periodic asset/liability studies. The pension plan weighted-average asset allocations by asset category were as follows for 2014 and 2013:

	Target Allocation	June 29, 2014	June 30, 2013
Equity investments	50%	43%	64%
Fixed-income investments	50	26	25
Cash	—	26	5
Other	—	5	6

Total	100%	100%	100%

The following is a summary, by asset category, of the fair value of pension plan assets at the June 30, 2014 and June 30, 2013 measurement dates (thousands of dollars):

	June 30, 2014				June 30, 2013
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Asset Category
Cash and cash equivalents	$—	$27,736	$—	$27,736	$—	$4,572	$—	$4,572
Equity Securities/Funds:
Small Cap	—	—	—	—	13,681	—	—	13,681
Mid Cap	10,866	—	—	10,866	9,048	—	—	9,048
Large Cap	21,920	—	—	21,920	18,039	—	—	18,039
International	11,728	—	—	11,728	17,600	—	—	17,600
Fixed Income
Bond Funds/Bonds	4,884	21,771	—	26,655	1,024	21,383	—	22,407
Hedge Funds	—	—	5,435	5,435	—	—	5,087	5,087

Total	$49,398	$49,507	$5,435	$104,340	$59,392	$25,955	$5,087	$90,434

The following table summarizes the changes in Level 3 investments for the pension plan assets (thousands of dollars):

	Fair Value June 30, 2013	Net Purchases and Sales	Realized and Unrealized Gain, net	Fair Value June 30, 2014
Hedge Funds	$5,087	$(111)	$459	$5,435

There were no transfers in or out of Level 3 investments during the year ended June 30, 2014. We are in the process of liquidating our hedge fund investments as of June 30, 2014. The majority of the proceeds are expected to be received during the first and second quarters of fiscal 2015.

The expected long-term rate of return on U.S. pension plan assets used to calculate net periodic benefit cost was lowered to 6.5 percent for 2015 from 7.5 percent for 2014. The target asset allocation is 50 percent public equity and 50 percent fixed income. The 6.5 percent is approximated by applying returns of 10 percent on public equity and 3 percent on fixed income to the target allocation. The actual historical returns are also relevant. Annualized returns for periods ended June 30, 2014 were 10.44 percent for 5 years, 6.37 percent for 10 years, 5.64 percent for 15 years, 7.63 percent for 20 years, 7.97 percent for 25 years and 9.54 percent for 30 years.

We expect to contribute approximately $3 million to our qualified pension plan and $706,000 to our postretirement health care plan in fiscal 2015. We do not expect to make contributions to our SERP in fiscal 2015. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid during the fiscal years noted below (thousands of dollars):

2014 STRATTEC Annual Report	49

NOTES TO FINANCIAL STATEMENTS

	Pension and SERP Benefits	Postretirement Benefits
2015	$4,856	$706
2016	$5,119	$586
2017	$5,110	$483
2018	$5,342	$391
2019	$5,707	$285
2020-2024	$30,938	$645

All U.S. associates may participate in our 401(k) Plan. We contribute 100 percent up to the first 5 percent of eligible compensation that a participant contributes to the plan. Our contributions to the 401(k) Plan were as follows (thousands of dollars):

	2014	2013	2012
Company Contributions	$1,605	$1,464	$1,370

SHAREHOLDERS’ EQUITY

We have 12,000,000 shares of authorized common stock, par value $.01 per share, with 3,484,816 and 3,372,029 shares outstanding at June 29, 2014 and June 30, 2013, respectively. Holders of our common stock are entitled to one vote for each share on all matters voted on by shareholders.

Our Board of Directors authorized a stock repurchase program to buy back up to 3,839,395 outstanding shares as of June 29, 2014. As of June 29, 2014, 3,655,322 shares have been repurchased under this program at a cost of approximately $136.4 million. No shares were repurchased under this program during 2014 or 2013.

EARNINGS PER SHARE (“EPS”)

Basic earnings per share is computed on the basis of the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of shares of common stock plus the potential dilutive common shares outstanding during the period using the treasury stock method. Potential dilutive common shares include outstanding stock options and unvested restricted stock awards. A reconciliation of the components of the basic and diluted per share computations follows (in thousands, except per share amounts):

	2014	2013	2012
Net Income Attributable to STRATTEC	$16,424	$9,375	$8,793
Less: Income Attributable to Participating Securities	296	171	—

Net Income Attributable to Common Shareholders	$16,128	$9,204	$8,793

Weighted Average Shares of Common Stock Outstanding	3,428	3,327	3,300
Incremental Shares – Stock based Compensation	85	52	30

Diluted Weighted Average Shares of Common Stock Outstanding	3,513	3,379	3,330

Basic Earnings Per Share	$4.70	$2.77	$2.66

Diluted Earnings Per Share	$4.59	$2.72	$2.64

Net earnings available to participating securities were not significant in 2012. We consider unvested restricted stock that provides the holder with a non-forfeitable right to receive dividends to be a participating security.

Options to purchase shares of common stock that were excluded from the calculation of diluted earnings per share because their inclusion would have been antidilutive were as follows:

Number of Options Excluded
June 29, 2014	—
June 30, 2013	248,000
July 1, 2012	248,000

STOCK OPTION AND PURCHASE PLANS

A summary of stock option activity under our stock incentive plan was as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Balance at July 3, 2011	297,400	$28.32
Granted	40,000	$26.53
Exercised	(2,600)	$10.92
Expired	(2,000)	$37.58

Balance at July 1, 2012	332,800	$28.19

Granted	40,000	$25.64
Exercised	(55,845)	$13.78
Expired	(41,500)	$52.68
Terminated	(4,000)	$17.59

Balance at June 30, 2013	271,455	$27.19

Granted	40,000	$38.71
Exercised	(92,256)	$29.08
Expired	(22,500)	$58.33
Terminated	(11,457)	$30.61

Balance at June 29, 2014	185,242	$24.73	6.5	$7,655

Exercisable as of:
June 29, 2014	76,699	$16.91	4.3	$3,769
June 30, 2013	139,955	$29.95	4.4	$2,104
July 1, 2012	192,700	$33.69	4.5	$702
Available for grant as of June 29, 2014	126,250

2014 STRATTEC Annual Report	50

NOTES TO FINANCIAL STATEMENTS

Options granted at a price greater than the market value on the date of grant included in the table above were as follows:

	2014	2013	2012
Shares	40,000	40,000	40,000
Exercise Price	$38.71	$25.64	$26.50

A summary of restricted stock activity under our stock incentive plan was as follows:

	Shares	Weighted Average Grant Date Fair Value
Nonvested Balance at July 3, 2011	38,900	$21.19
Granted	20,000	$23.01
Vested	(9,300)	$29.00
Forfeited	(200)	$23.01

Nonvested Balance at July 1, 2012	49,400	$20.45

Granted	24,150	$23.69
Vested	(10,400)	$15.44
Forfeited	(1,900)	$25.49

Nonvested Balance at June 30, 2013	61,250	$22.42

Granted	24,950	$37.29
Vested	(19,350)	$20.40
Forfeited	(3,250)	$27.88

Nonvested Balance at June 29, 2014	63,600	$28.64

We have an Employee Stock Purchase Plan to provide substantially all U.S. full-time associates an opportunity to purchase shares of STRATTEC common stock through payroll deductions. A participant may contribute a maximum of $5,200 per calendar year to the plan. On the last day of each month or if such date is not a trading day on the most recent previous trading day, participant account balances are used to purchase shares of our common stock at the average of the highest and lowest reported sales prices of a share of STRATTEC common stock on the NASDAQ Global Market. A total of 100,000 shares may be issued under the plan. Shares issued from treasury stock under the plan totaled 1,181 at an average price of $49.53 during 2014, 2,000 at an average price of $26.88 during 2013 and 2,406 at an average price of $22.17 during 2012. A total of 70,170 shares remain available for purchase under the plan as of June 29, 2014.

EXPORT SALES

Total export sales, sales from the United States to locations outside of the United States, and countries for which customer sales accounted for ten percent or more of total net sales are summarized as follows (thousands of dollars and percent of total net sales):

	2014		2013		2012
	Net Sales	%	Net Sales	%	Net Sales	%
Export Sales	$119,099	34%	$111,159	37%	$102,022	37%
Export Sales into Canada	$76,736	22%	$69,221	23%	$70,881	25%

PRODUCT SALES

Sales by product group were as follows (thousands of dollars and percent of total net sales):

	2014		2013		2012
	Net Sales	%	Net Sales	%	Net Sales	%
Keys & Locksets	$115,379	33%	$102,157	34%	$98,972	35%
Power Access	60,141	17%	56,443	19%	62,730	23%
Driver Controls	53,729	16%	51,032	17%	41,733	15%
Aftermarket & OE Service	49,586	14%	36,487	12%	35,723	13%
Door Handles & Exterior Trim	48,034	14%	37,225	13%	31,011	11%
Latches	14,664	4%	9,385	3%	3,159	1%
Other	6,886	2%	5,450	2%	5,906	2%

	$348,419	100%	$298,179	100%	$279,234	100%

SALES AND RECEIVABLE CONCENTRATION

Sales to our largest customers were as follows (thousands of dollars and percent of total net sales):

	2014		2013		2012
	Net Sales	%	Net Sales	%	Net Sales	%
General Motors Company	$79,526	23%	$56,972	19%	$64,588	23%
Ford Motor Company	46,619	13%	44,773	15%	33,854	12%
Chrysler Group LLC	117,502	34%	95,476	32%	90,796	33%

	$243,647	70%	$197,221	66%	$189,238	68%

Receivables from our largest customers were as follows (thousands of dollars and percent of gross receivables):

	June 29, 2014		June 30, 2013
	Receivables	%	Receivables	%
General Motors Company	$20,717	30%	$8,672	18%
Ford Motor Company	6,358	9%	6,533	14%
Chrysler Group LLC	22,202	32%	15,698	33%

	$49,277	71%	$30,903	65%

2014 STRATTEC Annual Report	51

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

Management assessed the Corporation’s system of internal control over financial reporting as of June 29, 2014, in relation to criteria for effective internal control over financial reporting as described in Internal Control – Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, management concluded that, as of June 29, 2014, its system of internal control over financial reporting was effective and met the criteria of the “Internal Control –Integrated Framework”. Deloitte & Touche LLP, independent registered public accounting firm, has issued an attestation report on the Corporation’s internal control over financial reporting, which is included herein.

Frank J. Krejci President and Chief Executive Officer	Patrick J. Hansen Senior Vice President and Chief Financial Officer

2014 STRATTEC Annual Report	52

REPORTS

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of STRATTEC SECURITY CORPORATION:

We have audited the internal control over financial reporting of STRATTEC SECURITY CORPORATION and subsidiaries (the “Company”) as of June 29, 2014, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report on Management’s Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 29, 2014, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended June 29, 2014 of the Company and our report dated September 5, 2014 expressed an unqualified opinion on those consolidated financial statements.

Deloitte & Touche LLP

Milwaukee, Wisconsin

September 5, 2014

2014 STRATTEC Annual Report	53

REPORTS

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of STRATTEC SECURITY CORPORATION:

We have audited the accompanying consolidated balance sheets of STRATTEC SECURITY CORPORATION and subsidiaries (the “Company”) as of June 29, 2014 and June 30, 2013, and the related consolidated statements of income and comprehensive income (loss), shareholders’ equity, and cash flows for each of the three years in the period ended June 29, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of STRATTEC SECURITY CORPORATION and subsidiaries as of June 29, 2014 and June 30, 2013, and the results of their operations and their cash flows for the three years in the period ended June 29, 2014, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of June 29, 2014, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 5, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Deloitte & Touche LLP

Milwaukee, Wisconsin

September 5, 2014

2014 STRATTEC Annual Report	54

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

	Fiscal Years
	2014	2013	2012	2011	2010
INCOME STATEMENT DATA
Net sales	$348,419	$298,179	$279,234	$260,933	$207,964
Gross profit	65,798	53,866	50,263	42,163	33,042
Engineering, selling, and administrative expenses	39,274	34,934	33,920	33,443	29,939
Loss on settlement of pension obligation	—	2,144	—	—	—
Impairment charge	—	—	—	—	223
Environmental reserve adjustment	—	—	—	—	(1,125)
Recovery of doubtful accounts	—	—	—	—	(421)

Income from operations	26,524	16,788	16,343	8,720	4,426
Interest income	106	21	69	119	86
Equity earnings (loss) of joint ventures	957	(225)	(1,071)	1,246	1,008
Interest expense	(45)	(34)	(81)	(175)	(225)
Other income, net	272	329	582	220	312

Income before taxes and non-controlling interest	27,814	16,879	15,842	10,130	5,607
Provision for income taxes	8,674	5,366	3,589	2,540	1,666

Net income	19,140	11,513	12,253	7,590	3,941
Net income attributable to non-controlling interest	2,716	2,138	3,460	2,172	520

Net income attributable to STRATTEC SECURITY CORPORATION	$16,424	$9,375	$8,793	$5,418	$3,421

Earnings per share attributable to STRATTEC SECURITY CORPORATION:
Basic	$4.70	$2.77	$2.66	$1.65	$1.05
Diluted	$4.59	$2.72	$2.64	$1.63	$1.04
Cash dividends declared per share	$0.44	$0.40	$0.40	$1.20	$—
BALANCE SHEET DATA
Net working capital	$70,376	$55,774	$44,318	$43,414	$43,777
Total assets	$213,036	$169,500	$166,038	$148,088	$145,002
Long-term liabilities	$12,870	$6,895	$21,667	$7,036	$22,982
Total STRATTEC SECURITY CORPORATION Shareholders’ equity	$125,506	$104,218	$80,552	$86,215	$74,126

2014 STRATTEC Annual Report	55

FINANCIAL SUMMARY / PERFORMANCE GRAPH

QUARTERLY FINANCIAL DATA (UNAUDITED)

The following data are in thousands of dollars except per share amounts.

	Quarter	Net Sales	Gross Profit	Net Income Attributable to STRATTEC	Earnings Per Share		Cash Dividends Declared Per Share	Market Price Per Share
					Basic	Diluted		High	Low
2014	First	$79,595	$14,515	$3,211	$0.93	$0.91	$0.11	$41.73	$35.10
	Second	81,484	15,943	3,873	1.11	1.09	0.11	$47.66	$37.22
	Third	85,278	14,892	3,601	1.03	1.00	0.11	$77.83	$43.04
	Fourth	102,062	20,448	5,739	1.62	1.58	0.11	$73.95	$59.16

	TOTAL	$348,419	$65,798	$16,424	$4.70	$4.59	$0.44

2013	First	$70,807	$13,713	$2,670	$0.79	$0.78	$0.10	$24.50	$20.20
	Second	72,243	12,307	2,394	0.71	0.70	0.30	$25.00	$21.06
	Third	74,658	13,221	1,094	0.32	0.32	—	$31.83	$25.00
	Fourth	80,471	14,625	3,217	0.94	0.92	—	$42.30	$28.00

	TOTAL	$298,179	$53,866	$9,375	$2.77	$2.72	$0.40

Registered shareholders of record at June 29, 2014, were 1,471.

PERFORMANCE GRAPH

The chart below shows a comparison of the cumulative return since June 28, 2009 had $100 been invested at the close of business on June 28, 2009 in STRATTEC Common Stock, the NASDAQ Composite Index (all issuers), and the Dow Jones U.S. Auto Parts Index.

	6/28/09	6/27/10	7/3/11	7/1/12	6/30/13	6/29/14
STRATTEC**	100.00	158.35	157.95	160.10	288.06	513.67
NASDAQ Composite Index	100.00	117.06	154.79	167.05	197.48	259.41
Dow Jones U.S. Auto Parts Index	100.00	127.92	215.41	166.19	238.41	324.04

*	$100 invested on 6/28/09 in stock or in index, including reinvestment of dividends. Indexes calculated on a month-end basis.
**	The Friday fiscal year end closing price of STRATTEC Common Stock on June 26, 2009 was $13.90, the closing price on June 25, 2010 was $22.01, the closing price on July 1, 2011 was $21.13, the closing price on June 29, 2012 was $21.04, the closing price on June 28, 2013 was $37.36 and the closing price on June 27, 2014 was $66.06.

2014 STRATTEC Annual Report	56