Form 10-K, Exhibit 13
period 2015-06-28
STRATTEC SECURITY CORP
filed 2015-09-04
CIK 933034

Exhibit 13

STRATTEC
WHAT A RIDE!

2015 ANNUAL REPORT

A Year to Celebrate!

NASDAQ STRATTEC STRT
NASDAQ LISTED
+1.6%
$65.80
+1.01

WHAT A RIDE!

STRATTEC STRATEGIC FOCUS

This annual report contains a significant amount of information about the activity and results of our efforts. It is valuable to clearly articulate the guiding principles which drive the thinking behind our day-to-day decisions and the establishment of our long term strategic direction.

COLLABORATION

For 15 years, we have successfully partnered with Witte Automotive and ADAC Automotive under the brand name of VAST. We share ideas, expenses, and product development and support each other with manufacturing capabilities. It has resulted in a family of related products and worldwide support to better serve our customers.

GLOBALIZATION

To service our customers in the automotive industry, we must be able to offer global support. This year, through our VAST partnership, India was added to our footprint of production facilities in North America, Europe, China and Brazil.

EFFICIENT USE OF CAPITAL

Economic Value Added (EVA®) is fundamental to our decision making. Not only are we looking at opportunities to grow our profitability, but we also place significant consideration on the amount of assets needed to achieve our goals. We are mindful of our true cost of capital, not just the prevailing interest rate.

SHARING SUCCESS

STRATTEC associates have an opportunity to earn a bonus primarily based on corporate performance. Rewards are calculated using EVA® principles of continuous improvement and generating returns in excess of our cost of capital. The last decade began with 4 years of no EVA® bonuses during difficult times. We are pleased to now pay bonuses for the 6th year in a row.

ACT LIKE OWNERS

STRATTEC is organized with business units featuring clear bottom line responsibility. Each has their own advisory board of directors. We try to duplicate customer / supplier relationships between departments.

DIVERSIFICATION

Most of our current business is defined by VAST, which is an acronym for Vehicle Access System Technology. We are redefining our business by taking V off of VAST. Our responsibility is to find opportunities among access products by looking for complimentary ways to leverage our people, engineering and operational skills. In EVA terms, we endeavor to find ways to achieve greater return on all of our assets.

2015 ANNUAL REPORT

STRATTEC

CONTENTS

LETTER TO THE SHAREHOLDERS	2
FINANCIAL HIGHLIGHTS	4
COMPANY DESCRIPTION	5
STRATTEC EQUIPPED VEHICLE LIST	13
MANAGEMENT'S DISCUSSION AND ANALYSIS	14
FINANCIAL STATEMENTS	33
REPORT OF MANAGEMENT	57
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	58
FINANCIAL SUMMARY	60
PERFORMANCE GRAPH	62
DIRECTORS / OFFICERS / SHAREHOLDERS' INFORMATION	63

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

The Company's business, operations and financial performance are subject to certain risks and uncertainties, which could result in material differences in actual results from the Company's current expectations. These risks and uncertainties include, but are not limited to, general economic conditions, in particular relating to the automotive industry, customer demand for the Company's and its customers' products, competitive and technological developments, customer purchasing actions, changes in warranty provisions and customers' product recall policies, foreign currency fluctuations, costs of operations and other matters described under "Risk Factors" in the Management's Discussion and Analysis section of this report. In addition, such uncertainties and other operational matters are discussed further in the Company's quarterly and annual report filings with the Securities and Exchange Commission.

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

LETTER TO THE SHAREHOLDERS

Dear STRATTEC Shareholders,

It is appropriate to first thank over 3,000 STRATTEC associates for their extra ordinary efforts this past year. This year should make us all proud of what we have accomplished.

After over 100 years of history, we celebrated our 20th year as an independent company spun off from Briggs & Stratton Corporation. It was highlighted by joining the Russell 2000 and an invitation from NASDAQ to ring the closing bell. It was a fun honor for the Board, the executives and a 20+ year employee chosen at random, who had never been to New York.

Financial:

On top of record sales in 2014, fiscal 2015 achieved both record sales and record profits despite earnings being tempered by extraordinary year-end charges. Long term shareholders have been rewarded with sky high total returns of 70% in fiscal 2013 and another 80% in fiscal 2014. During this fiscal year, similar returns were achieved when our stock price reached a record high. By year end, we returned to earth with modest returns of 7% for 2015.

Operations:

During our first quarter, we were under severe time pressure to deliver parts to support a customer’s warranty recall. It was a very significant effort, but we satisfied our customers’ needs. We benefitted from the added volume, but it was somewhat offset by time pressure inefficiencies and a multi-month plant shutdown by one of our major customers during the last half of our fiscal year.

We ended this otherwise excellent year with a large charge to profits in anticipation of an expected vehicle recall for a quality issue. Learning from this, we are taking action by significantly restructuring our quality organization to further reduce the chance of an event like this repeating in the future.

Less than 10% of our associates are union represented. We cooperatively completed a new 4-year agreement during fiscal 2015.

We are paying attention to managing our financial risks by de-risking our pension asset portfolio. Our position of investments in equities has been cut in half in anticipation of selling this obligation to a financial institution in the next 18 to 24 months.

This has been a year of expansion. STRATTEC operations in Mexico bought a third plant this year to handle increasing volumes and take advantage of other growth opportunities. Our Michigan Sales and Engineering group moved from multiple rented facilities into a purchased facility in Auburn Hills. It brings together sales, engineering, prototype operations and VAST partners under one roof, plus provides branding visibility that we did not have before. For about the same cost, we now have room to grow and can

2015 STRATTEC Annual Report	2

LETTER TO THE SHAREHOLDERS

far better display technologies for our customers. These buildings are the primary reason that our capital expenditures were significantly higher than normal this year.

VAST:

Our global alliance, VAST, is extremely important to us. Together, the members of VAST have nearly $1.5 billion in global automotive sales. Yet, in presentations to analysts, it has become obvious that the working structure is confusing. Additional space in this annual report is devoted to better describe how VAST operates and benefits STRATTEC.

Through VAST, we made an important strategic investment to support our global footprint. India is projected to be one of the fastest growing developed economies where many automotive OEMs are making significant investments. We were fortunate that the premiere Indian company, making similar products, became available to partner with us. VAST now owns 50% of Minda-VAST Access Systems. The other half is owned by Spark Minda, a $600 million public company based in India. In addition to participating in Indian growth, we believe this will give VAST the resources to be even more competitive on global quotes.

Diversification:

Our biometric lock company secured the exclusive rights to market its products under the Westinghouse Security name. Securing this agreement resulted in delays and added costs this year. STRATTEC Component Solutions, which does automotive quality contract manufacturing primarily in zinc die casting, is making progress. Both of these endeavors have hurt our bottom line this year, but we fully expect them to generate benefits in the future.

We continue to have conversations with many companies about opportunities to work together in a variety of ways.

Summary:

It was a year which should make us proud of what we accomplished. While it is good to pause and savor the moment, we are already focused on striving for continuous improvement on many fronts. We appreciate the support of our customers, associates, shareholders and directors and view our day to day efforts as both a responsibility and an exciting opportunity.

Sincerely,

Frank J. Krejci

President & Chief Executive Officer

2015 STRATTEC Annual Report	3

FINANCIAL HIGHLIGHTS

(IN MILLIONS)

	2015	2014	2013
Net Sales	$411.5	$348.4	$298.2
Gross Profit	72.7	65.8	53.9
Income from Operations	31.1	26.5	16.8
Net Income Attributable to STRATTEC	20.7	16.4	9.4
Total Assets	235.4	213.0	169.5
Total Debt	10.0	2.5	2.3
STRATTEC Shareholders’ Equity	140.3	125.5	104.2

ECONOMIC VALUE ADDED (EVA®)

We believe that EVA® represents an accurate measure of STRATTEC’s overall performance and shareholder value. All U.S. associates and many of our Mexico-based salaried associates participate in incentive plans that are based upon our ability to add economic value to the enterprise. The EVA® performance for 2015 was a positive $6.5 million which represents a $200,000 improvement from 2014. (For further explanation of our EVA® Plan, see our 2015 definitive Proxy Statement.)

Net Operating Profit After Cash-Basis Taxes		$18.6
Average Monthly Net Capital Employed	$120.7
Cost of Capital	10%

Capital Charge		12.1

Economic Value Added		$6.5

EVA® is not a traditional financial measurement under U.S. GAAP and may not be similar to EVA® calculations used by other companies. However, STRATTEC believes the reporting of EVA® provides investors with greater visibility of economic profit. The following is a reconciliation of the relevant GAAP financial measures to the non-GAAP measures used in the calculation of STRATTEC’s EVA®.

Net Operating Profit After Cash-Basis Taxes:

2015 Net Income Attributable to STRATTEC as Reported	$20.7
Deferred Tax Provision	(3.3)
Other	1.2

Net Operating Profit After Cash-Basis Taxes	$18.6

Average Monthly Net Capital Employed:

Total STRATTEC Shareholders’ Equity as Reported at June 28, 2015	$140.3
Long-Term Liabilities	18.3
Other Long-Term Assets	(10.8)
Deferred Tax Assets	(9.6)
Other	(11.5)

Net Capital Employed at June 28, 2015	$126.7
Impact of 12 Month Average	(6.0)

Average Monthly Net Capital Employed	$120.7

EVA® is a registered trademark of Stem, Stewart & Co.

2015 STRATTEC Annual Report	4

COMPANY DESCRIPTION

BASIC BUSINESS

STRATTEC SECURITY CORPORATION designs, develops, manufactures and markets automotive access control products including mechanical locks and keys, electronically enhanced locks and keys, steering column and instrument panel ignition lock housings, latches, power sliding side door systems, power lift gate systems, power deck lid systems, door handles and related products for North American automotive customers. We also supply global automotive manufacturers through a unique strategic joint venture relationship with WITTE Automotive of Velbert, Germany and ADAC Automotive of Grand Rapids, Michigan through VAST LLC (“VAST”). Under this relationship STRATTEC, WITTE and ADAC market each company’s products to global customers under the “VAST” brand name. Our products are shipped to customer locations in the United States, Canada, Mexico, Europe, South America, Korea and China, and we provide full service and aftermarket support.

STRATTEC was named 2014 Supplier of the Year by Ford Rotunda which recognizes the service business STRATTEC has created.

HISTORY

STRATTEC formerly was a division of Briggs & Stratton Corporation. In 1995, STRATTEC was spun off from Briggs & Stratton through a tax-free distribution to the then-existing Briggs & Stratton shareholders and has been an independent public company for twenty years.

Our history in the automotive security business spans over 100 years. STRATTEC has been the world’s largest producer of automotive locks and keys since the late 1920s, and we currently maintain a dominant share of the North American markets for these products.

PRODUCTS

Our traditional products are lock sets (locks and keys) for cars and light trucks. Typically, two keys are provided with each vehicle lockset. Most of the vehicles we currently supply are using keys with sophisticated radio frequency identification technology for additional theft prevention. Keys with remote entry devices integrated into a single unit and bladeless electronic keys have been added to our product line and are gaining in popularity.

Ignition lock housings represent a growing access control product for us. These housings are the mating part for our ignition locks and typically are part of the steering column structure, although there are instrument panel-mounted versions for certain vehicle applications. These housings are either die cast from zinc or injection molded plastic and may include electronic components for theft deterrent systems.

We are also developing additional access control products, including trunk latches, lift gate latches, tailgate latches, hood latches, side door latches and related hardware. With our acquisition of Delphi Corporation’s Power Products Group in fiscal 2009, we are now supplying power access devices for sliding side doors, lift gates and trunk lids. Through a joint venture formed with ADAC Automotive

2015 STRATTEC Annual Report	5

COMPANY DESCRIPTION

during fiscal 2007, we also supply door handle components and related vehicle access hardware.

To maintain a strong focus on each of these access control products, we have Product Business Managers who oversee the product’s entire life cycle, including product concept, application, manufacturing, warranty analysis, service/aftermarket, and financial/commercial issues. The Product Business Managers work closely with our sales organization, our engineering group, and our manufacturing operations to assure their products are receiving the right amount of quality attention so that their value to STRATTEC and the marketplace is enhanced.

MARKETS

We are a direct supplier to OEM automotive and light truck manufacturers as well as other transportation-related manufacturers. Our largest customers are Fiat Chrysler Automobiles, General Motors Company and Ford Motor Company. Our access control product mix varies by customer, but generally our overall sales tend to be highest in lock and key, followed by power access (produced by STRATTEC Power Access), ignition lock housings, the door handle and trim components produced by ADAC-STRATTEC de Mexico and latch mechanisms.

Direct sales to various OEMs represented approximately 72% of our total sales for fiscal 2015. The remainder of our revenue is received primarily through sales to the OEM service channels, the aftermarket, Tier 1 automotive supplier customers, and certain products to non-automotive commercial customers.

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

The majority of our OEM products are sold in North America. While a modest amount of exporting is done to Tier 1 and automotive assembly plants in Europe, Asia and South America, we are in the process of expanding our presence in these markets and elsewhere through the Vehicle Access Systems Technology LLC (VAST) brand we jointly own with WITTE Automotive and ADAC Automotive. VAST is described in more detail on pages 8 and 9.

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

2015 STRATTEC Annual Report	6

COMPANY DESCRIPTION

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

CUSTOMER SALES FOCUS

To bring the proper focus to the relationships with our major customers, we have seven customer-focused teams, each with a Director of Sales, one or two Engineering Program Managers and Customer Application Engineers. In addition to customer teams for General Motors, Ford and Fiat Chrysler, we currently have teams for New Domestic Vehicle Manufacturers (primarily the Japanese and Korean automotive manufactures), Driver Control/Ignition Lock Housing customers, Tier 1 customers, and Service and Aftermarket customers. Sales and engineering for ADAC-STRATTEC LLC are supported by our partner, ADAC Automotive.

Each Sales Director is responsible for the overall relationship between STRATTEC and a specific customer group. Program Managers are responsible for coordinating cross functional activities while managing new product programs for their customers.

STRATTEC manufactures this Maserati electronic key fob.

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

The Aston Martin vehicles use an electronic key fob and mating docking station developed by STRATTEC exclusively for Aston Martin.

2015 STRATTEC Annual Report	7

COMPANY DESCRIPTION

their security/access control requirements. STRATTEC is also ISO/TS 16949 and ISO 14001 certified. This means we embrace the philosophy that quality should exist not only in the finished product, but in every step of our processes as well.

OPERATIONS

A significant number of the components that go into our products are manufactured at our headquarters in Milwaukee, Wisconsin. This facility produces zinc die cast components, stampings and milled key blades. We have three owned production facilities in Juarez, Mexico operating as STRATTEC de Mexico. Plant No. 1 houses assembly operations for locksets, ignition lock housings, and our new STRATTEC Advanced Logic (formerly NextLock) biometric security products. Plant No. 2 was built during fiscal 2009 to replace a leased facility. It houses our key finishing and plastic injection molding operations, as well as dedicated space for the assembly operations of ADAC-STRATTEC de Mexico. Plant No. 3 was purchased in Fiscal 2015 and houses both latch and power access assembly operations for STRATTEC Power Access de Mexico.

ADVANCED DEVELOPMENT

Research and development activities are centered around a dedicated research engineering Staff we call our Advanced Development Group. Molding Assembly Facility ADAC-STRATTEC de Mexico This group has the responsibility for developing future products that will keep us in the forefront of the markets we serve. We primarily focus on electronic and mechanical access control products and modularization of related access/security control components. Once our Advanced Development Group establishes a proof-of-concept product utilizing new technology, with any further product development being shifted to our engineering groups for commercialization and product applications.

VEHICLE ACCESS SYSTEMS TECHNOLOGY LLC (VAST)

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

2015 STRATTEC Annual Report	8

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

With the expansion of the alliance, we can offer a full range of access control related products available on a global basis to support customer programs. To identify this powerful combination of independent companies focused on working together, we renamed the joint venture Vehicle Access Systems Technology LLC (VAST LLC). We now refer to the combination of the alliance structure and JV simply as “VAST”. WITTE is now called WITTE Automotive, and ADAC is now doing business as ADAC Automotive. We have adopted a common graphic image in which we share a logo mark and colors, and a specific VAST logo used on the partners’ printed and electronic presentation materials. VAST made investments with a local partner in Brazil in September, 2001, and local partners in China in March, 2002. However, during fiscal 2010, VAST LLC purchased the remaining 40 percent interest of its local partners in the China venture. VAST China is now wholly owned by VAST LLC and had annual net sales of approximately $120 million during fiscal 2015. This was an important step which gives STRATTEC a one-third interest in VAST China’s activities in the important growing

2015 STRATTEC Annual Report	9

COMPANY DESCRIPTION

Chinese/Asia market. In March 2014, VAST LLC purchased the remaining 49 percent interest of its local partner in Brazil, which had annual net sales of approximately $3 million during fiscal 2015.

On April 30, 2015 VAST LLC executed a purchase agreement to become a 50:50 Joint Venture partner with Minda Management Services Limited, an affiliate of both Minda Corporation Limited and Spark Minda, Ashok Minda Group of New Delhi, India (collectively, “Minda”). VAST acquired a fifty percent equity interest in the former Minda-Valeo Security Systems joint venture entity, based in Pune, India, for approximately $12 million. This joint venture entity was renamed, Minda-VAST Access Systems (“Minda-VAST”). Minda-VAST will have operations in Pune and Delhi and is expected to have annual sales of approximately $40 million. Minda is a leading manufacturer of security & access products and handles, for both OEMs and the aftermarket in India.

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

2015 STRATTEC Annual Report	10

COMPANY DESCRIPTION

STRATTEC LEGAL OWNERSHIP STRUCTURE INCLUDING VAST

ADAC-STRATTEC de MEXICO

During fiscal 2007, we formed a new entity with ADAC Automotive called ADAC-STRATTEC LLC including a wholly owned Mexican subsidiary ADAC-STRATTEC de Mexico (ASdM). The purpose of this joint venture is to produce certain ADAC and STRATTEC products utilizing ADAC’s plastic injection molding expertise and STRATTEC’s assembly capability. ASdM currently operates out of defined space in STRATTEC de Mexico Plant No. 2 located in Juarez, Mexico. Products from this joint venture include non-painted door handle components and exterior trim components for OEM customers producing in North America. STRATTEC owns 51% of this joint venture and its financial results are consolidated into STRATTEC’s financial statements. In our fiscal years ending 2015 and 2014, ASdM was profitable and represented $60.9 and $48.0 million, respectively, of our consolidated net sales.

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

2015 STRATTEC Annual Report	11

COMPANY DESCRIPTION

Products Group. WITTE is a 20 percent minority owner. SPA in turn owns a Mexican subsidiary, STRATTEC POWER ACCESS de Mexico. The purpose of this subsidiary is to produce power access devices for sliding side doors, lift gates and trunk lids. STRATTEC POWER ACCESS de Mexico currently operates out of defined space in STRATTEC de Mexico Plant No. 3 located in Juarez, Mexico. Financial results for SPA are consolidated in STRATTEC’s financial statements. For fiscal years ending 2015 and 2014, SPA was profitable and represented $68.1 and $60.1 million, respectively, of our consolidated net sales.

STRATTEC ADVANCED LOGIC LLC (formerly NEXTLOCK LLC)

During the fourth quarter of fiscal year 2013, we formed a new joint venture with Actuator Systems LLC called NextLock LLC subsequently renamed STRATTEC Advanced Logic. The initial capitalization of the joint venture was $1.5 million. The purpose of this joint venture is to assemble and sell the next generation of biometric security products based upon the residential and commercial designs of Actuator Systems. This joint venture had minimal sales activity in fiscal 2015. During fiscal year 2015, STRATTEC Advanced Logic signed a marketing agreement with Westinghouse Security Products to sell under the Westinghouse brand name (see also www.westinghousesecurity.com). STRATTEC owns 51% of this joint venture and its financial results are accounted for on the equity method of accounting.

STRATTEC Advanced Logic Biometric Security Products

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

2015 STRATTEC Annual Report	12

VEHICLE LIST

13

2016 VEHICLES

We are proud to be associated with many of the quality vehicles produced in North America and elsewhere. The following model year 2016 cars and light trucks are equipped with STRATTEC products.

CARS AND CAR BASED UTILITY VEHICLES

Acura TLX
Aston Martin DB9 *
Aston Martin Rapide *
Aston Martin Vanquish *
Aston Martin Vantage *
Buick Alpheon *
Buick Ampera
Buick Anthem *
Buick Enclave
Buick Encore *
Buick Excelle *
Buick Gentra *
Buick GL8 *
Buick LaCrosse *
Buick Verano
Buick Regal *
Cadillac ATS *
Cadillac CT6*
Cadillac CTS
Cadillac ELR
Cadillac SRX
Cadillac XTS *
Chevrolet Camaro
Chevrolet Captiva *
Chevrolet Corvette
Chevrolet Cruze *
Chevrolet Equinox
Chevrolet Impala
Chevrolet Malibu
Chevrolet Orlando *
Chevrolet Sonic *
Chevrolet Traverse
Chevrolet Volt
Chrysler 200
Chrysler 300
Dodge Challenger
Dodge Charger
Dodge Dart
Dodge Journey
Dodge Viper SRT
Fiat Freemont
Ford Edge
Ford Fiesta
Ford Flex
Ford Focus
Ford Fusion
Ford Ka *
Ford Mustang
Ford Taurus
GMC Acadia
GMC Terrain
Holden Commodore *
Honda Civic
Jeep Cherokee
Jeep Compass
Jeep Patriot
Lancia Flavia
Lancia Thema
Lincoln MKS
Lincoln MKT
Lincoln MKX
Lincoln MKZ
Maserati Ghibli *
Maserati Quattroporte *
Opel Ampera *
Opel Antara *
Opel Astra *
Opel Astra Van *
Opel Insignia *
Opel Meriva *
Opel Zafira *
Tesla Model S

LIGHT TRUCKS, VANS AND SPORT UTILITY VEHICLES

Acura MDX
Acura RDX
Cadillac Escalade
Cadillac Escalade ESV
Chevrolet Colorado *
Chevrolet Express Van
Chevrolet Silverado Pickup
Chevrolet Suburban
Chevrolet Tahoe
Chevrolet Trail Blazer *
Chevrolet Trax *
Chrysler Town & Country
Dodge Durango
Dodge Grand Caravan
Ford C-Max
Ford Escape
Ford Expedition
Ford Explorer
Ford F-Series Pickup
Ford F-Series Super Duty Pickup
GMC Canyon *
GMC Savana
GMC Sierra Pickup
GMC Yukon and Yukon XL
Jeep Grand Cherokee
Jeep Wrangler/Wrangler Unlimited
Kia Sedona *
Lancia Grand Voyager
Lincoln MKC
Lincoln Navigator
Mobility Ventures – MV-1
Nissan Titan
Ram 1500/2500/3500 Pickup

* Vehicles produced outside of North America, or both in and outside North America.

2015 STRATTEC Annual Report

2015 STRATTEC Annual Report	13

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Discussion and Analysis should be read in conjunction with STRATTEC SECURITY CORPORATION’s accompanying Financial Statements and Notes thereto. Unless otherwise indicated, all references to years or quarters refer to fiscal years or fiscal quarters.

EXECUTIVE OVERVIEW

Historically, a significant portion of our total net sales are to domestic automotive OEMs (General Motors, Ford and Fiat Chrysler). During the past decade these customers lost North American market share to the New Domestic automotive manufacturers (primarily the Japanese and Korean automotive manufacturers). In addition to our dependence on our customers’ maintaining their market share, our financial performance depends in large part on conditions in the overall automotive industry, which in turn, is dependent upon the U.S. and global economies. During fiscal years 2015, 2014 and 2013, the above domestic automotive OEMs together represented 65 percent, 70 percent and 66 percent, respectively, of our total net sales.

Our financial results for fiscal year 2015 reflected continued improvement over the prior years. Fiscal 2015 net sales were $411 million compared to $348 million in 2014 and $298 million in 2013. Net income attributable to STRATTEC for fiscal 2015 was $20.7 million compared to $16.4 million in 2014 and $9.4 million in 2013. The financial health of our three largest customers continues to improve. General Motors, Ford and Fiat Chrysler continued to report profitable results after implementing significant restructuring plans that modified their cost structures by closing manufacturing facilities, reducing benefits and wages and eliminating certain models and brands in 2009 and 2010.

As we look out into the future, the July 2015 projections from our third-party forecasting service indicate that North American light vehicle production will show steady improvement for the next five years. By model year, based on these projections we are expecting a 2015 build of 17.2 million vehicles, 17.6 million vehicles for 2016, 18.3 million vehicles for 2017, 18.2 million vehicles for 2018 and 18.7 million vehicles for 2019. As part of this third party projection, General Motors Company is expected to experience flat vehicle production volumes and Ford Motor Company is expected to experience modest increases in their production levels during this time period. Fiat Chrysler, however, is expected to decrease production in model years 2018 and 2019, primarily due to the forecasting uncertainty and risk in Fiat Chrysler’s future vehicle product plans for the Chrysler Group. Of course, all of these forecasts are subject to variability based on what happens in the overall North American and global economies, especially as it relates to the current levels of employment, availability of consumer credit, home equity values, fluctuating fuel prices, changes in customer preferences regarding product quality issues, including related to recall and product warranty coverage issues, and other key factors that we believe could determine whether consumers can or will purchase new vehicles.

Focus and Strategy Going Forward

STRATTEC’s long-term strategy is focused on maximizing long-term shareholder value by driving profitable growth. Our management believes productivity improvements and cost reductions are critical to our competitiveness, while enhancing the value we deliver to our customers. In order to accomplish this, we have been pursuing, and we intend to continue to pursue, the following objectives as summarized below:

•	Streamline and standardize processes to increase productivity and improve quality of our products

•	Maintain a disciplined and flexible cost structure to leverage scale and optimize asset utilization and procurement

•	Maintain our strong financial position by deploying capital spending targeted for growth and productivity improvement

•	Leverage the “VAST Brand” with customer relationships to generate organic growth from global programs

•	Offer our customers innovative products and cost savings solutions to meet their changing demands

•	Explore and execute targeted mergers and acquisitions with a disciplined due diligence approach and critical financial analysis to drive shareholder value

We use several key performance indicators to gauge progress toward achieving these objectives. These indicators include net sales growth, operating margin improvement, return on capital employed and cash flow from operations.

2015 STRATTEC Annual Report	14

MANAGEMENT’S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

2015 Compared to 2014

	Years Ended
	June 28, 2015	June 29, 2014
Net sales (millions of dollars)	$411.5	$348.4

Net Sales to each of our customers or customer groups in the current year and prior year were as follows (millions of dollars):

	Years Ended
	June 28, 2015	June 29, 2014
Fiat Chrysler Automobiles	$116.9	$117.5
General Motors Company	105.8	79.5
Ford Motor Company	45.5	46.6
Tier 1 Customers	71.3	61.6
Commercial and Other OEM Customers	41.7	36.0
Hyundai / Kia	30.3	7.2

Total	$411.5	$348.4

The increase in sales to General Motors Company in the current year was attributed to incremental service parts sales during the six months ended December 28, 2014 of $34.0 million related to a recall campaign. Incremental service parts sales during our fiscal 2014 fourth quarter totaled $11 million. The incremental sales adjusted to more normal levels during the second half of our fiscal 2015 and are expected to remain at normal levels going forward. Sales to General Motors were also impacted by higher vehicle production volumes and greater product content on vehicle models for which we supply components that were introduced for the 2015 model year and a $3.3 million sales concession we granted to General Motors which negatively impacted 2015 revenues. Decreased sales to Fiat Chrysler Automobiles in the current year were the result of Fiat Chrysler’s temporary shutdown of its Windsor, Canada assembly plant, which began in February 2015 and ended in May 2015, to re-tool the facility for the production of the new Chrysler minivan. This temporary plant shutdown decreased our net sales to Fiat Chrysler during 2015 by $18 million, which impact was mostly offset by increased sales related to higher customer vehicle production volumes and increased content on models for which we supply components and year-over-year increased service sales to Fiat Chrysler. Decreased sales to Ford Motor Company in the current year were attributed to lower vehicle production volumes on models for which we supply components and in particular for components we supply on the F-150 pick-up trucks, which were partially offset by higher latch product sales to Ford in the current year period and increased content on models for which we supply components. Sales to Tier 1 Customers during the current year increased in comparison to the prior year. These customers primarily represent purchasers of vehicle access control products, such as latches, fobs, and driver controls, that we have developed in recent years to complement our historic core business of locks and keys. The increase in sales to Hyundai / Kia in the current year was due to the ramp-up of the new Kia Sedona minivan for which we supply components.

	Years Ended
	June 28, 2015	June 29, 2014
Cost of Goods Sold (millions of dollars)	$338.8	$282.6

Direct material costs are the most significant component of our cost of goods sold and comprised $217.1 million or 64.1 percent of cost of goods sold in the current year period compared to $184.0 million or 65.1 percent of cost of goods sold in the prior year period. The increase in material costs between fiscal years of $33.1 million or 18.0 percent was due to increased sales volumes in the current year as compared to the prior year as discussed above. The direct material costs were also impacted by higher purchased raw material costs for zinc during 2015 as compared to 2014. We have negotiated raw material price adjustment clauses with certain, but not all, of our customers to offset some of the market price fluctuations in the cost of zinc. During 2015, we used approximately 13.5 million pounds of zinc. Increased zinc costs during 2015, as adjusted for the impact of raw material price adjustments with certain customers, totaled approximately $525,000.

The remaining components of cost of goods sold consist of labor and overhead costs which increased $23.1 million or 23.4 percent in the current year over the prior year as the variable portion of these costs increased due to the increased sales volumes during 2015. In addition, the current year period included a year-over-year increase in customer warranty provisions of $7.8 million for expected warranty payments to be settled in future periods, write-offs related to STRATTEC Advanced Logic, LLC

2015 STRATTEC Annual Report	15

MANAGEMENT’S DISCUSSION AND ANALYSIS

(formerly NextLock LLC), our biometric joint venture, of $300,000 and an increase of $1.8 million in current year royalty costs related to sales of aftermarket product. These unfavorable impacts were partially offset by benefits of favorable absorption of the fixed portion of our labor and overhead costs resulting from increased sales volumes between periods, a reduction of approximately $4.2 million in the U.S. dollar costs of our Mexican operations due to a favorable Mexican peso to U.S. dollar exchange rate, and a reduction of approximately $1.5 million in expense provisions for the accrual of bonuses under our incentive bonus plans between periods. The average U.S. dollar/Mexican peso exchange rate increased to approximately 14.34 pesos to the dollar in the current year period from approximately 13.07 pesos to the dollar in the prior year period.

	Years Ended
	June 28, 2015	June 29, 2014
Gross Profit (millions of dollars)	$72.7	$65.8
Gross Profit as a percentage of net sales	17.7%	18.9%

The improvement in gross profit in the current year as compared to the prior year was the result of the increase in sales, partially offset by the increase in cost of goods sold as discussed above. The reduction in gross profit as a percentage of net sales in the current year as compared to the prior year was the result of increased labor and overhead costs resulting from higher customer warranty provisions, write-offs related to STRATTEC Advanced Logic, LLC and increased royalty costs as compared to the prior year, partially offset by increased sales of service parts related to the General Motors’ recall campaign, which typically have higher gross profit margins as compared to gross profit margins on parts sold for new vehicle production, increased customer production volumes resulting in more favorable absorption of our fixed manufacturing costs, a favorable Mexican peso to U.S. dollar exchange rate and lower expense provisions for the accrual of bonuses under our incentive bonus plans as compared to the prior year, all as discussed above.

Engineering, Selling and Administrative Expenses in the current year and prior year were as follows:

	Years Ended
	June 28, 2015	June 29, 2014
Expenses (millions of dollars)	$41.5	$39.3
Expenses as a percentage of net sales	10.1%	11.3%

Engineering, selling and administrative expenses increased approximately $2.2 million between periods while decreasing slightly as a percentage of our net sales to 10.1 percent in the current year from 11.3 percent in the prior year. Higher costs in support of our new Auburn Hills, Michigan sales and engineering facility and higher engineering and selling costs associated with current product programs as well as new product programs under development were partially offset by a reduction of $882,000 in expense provisions for the accrual of bonuses under our incentive bonus plans in the current year as compared to the prior year.

Income from operations in the current year was $31.1 million compared to $26.5 million in the prior year period. This increase was the result of increased sales, partially offset by reduced gross profit margins during 2015, and an increase in engineering, selling and administrative expenses as discussed above.

The equity (loss) income of joint ventures was comprised of the following in the current year and prior year (thousands of dollars):

	Years Ended
	June 28, 2015	June 29, 2014
Vehicle Access Systems Technology LLC	$1,251	$1,324
STRATTEC Advanced Logic, LLC (formerly known as NextLock LLC)	(2,039)	(367)

	$(788)	$957

STRATTEC is not the primary beneficiary and does not control STRATTEC Advanced Logic, LLC. Accordingly, our investment in STRATTEC Advanced Logic, LLC is accounted for using the equity method. Notwithstanding the existence of the STRATTEC Advanced Logic Credit Facility described herein, as a result of STRATTEC’s guaranty of such credit facility and as a result of borrowing limitations imposed by the bank under such credit facility, even though we maintain a 51 percent ownership interest in STRATTEC Advanced Logic, LLC, effective with our fiscal 2015 fourth quarter, 100 percent of the funding for STRATTEC Advanced Logic, LLC was being made through loans from STRATTEC to STRATTEC Advanced Logic, LLC. Therefore, STRATTEC began recognizing 100 percent of the losses of STRATTEC Advanced Logic, LLC, which losses included write-offs of fixed assets and inventory totaling $381,000. In addition, the following losses were included in our 2015 Equity (Loss) Earnings of Joint Ventures for STRATTEC Advanced Logic, LLC (thousands of dollars):

Loss on Guarantee of STRATTEC Advanced Logic, LLC Vendor Contract	$123
Loss on Loan to STRATTEC Advanced Logic, LLC	$100
Loss on Guarantee of STRATEC Advanced Logic, LLC Credit facility	$488

2015 STRATTEC Annual Report	16

MANAGEMENT’S DISCUSSION AND ANALYSIS

Effective November 1, 2014, a license agreement was signed with Westinghouse allowing STRATTEC Advanced Logic, LLC to do business as Westinghouse Security. Payments required under this license agreement were guaranteed by STRATTEC. As of June 28, 2015, STRATTEC has recorded a liability equal to the estimated fair value of the guarantee of these payments of $250,000, which amount is equal to the future payments required to be made under the license agreement as of June 28, 2015. STRATTEC’s proportionate share of the guarantee of these payments based on our ownership percentage in STRATTEC Advanced Logic, LLC totals $127,000, and accordingly, we have increased our investment in STRATTEC Advanced Logic, LLC as of June 28, 2015 by this amount. Our joint venture partner did not guarantee their proportionate share of the payments required under the license agreement. As a result, STRATTEC recorded a loss of $123,000 which is equal to our partner’s proportionate share, based upon their ownership interest in the joint venture, of the fair value of the STRATTEC guarantee.

During the fourth quarter of 2015, a loan was made from STRATTEC to STRATTEC Advanced Logic, LLC in support of operating expenses and working capital needs. As of June 28, 2015, the outstanding loan amount totaled $100,000. A valuation reserve of $100,000 was recorded related to this loan as of June 28, 2015.

STRATTEC Advanced Logic, LLC has a $1.5 million revolving credit facility with BMO Harris Bank N.A., which is fully guaranteed by STRATTEC. As of June 28, 2015, STRATTEC has a recorded a liability equal to the estimated fair value of the guarantee of $995,000, which amount is equal to the outstanding borrowings on the STRATTEC Advanced Logic Credit Facility as of June 28, 2015. STRATTEC’s proportionate share of the guarantee based on our ownership percentage in STRATTEC Advanced Logic, LLC totals $507,000, and accordingly, we have increased our investment in STRATTEC Advanced Logic, LLC as of June 28, 2015 by this amount. Our joint venture partner did not guarantee their proportionate share of the STRATTEC Advanced Logic Credit Facility. As a result, STRATTEC recorded a loss of $488,000 which is equal to our partner’s proportionate share, based upon their ownership interest in the joint venture, of the fair value of the STRATTEC guarantee.

Effective January 6, 2015, we changed the name of NextLock, LLC to STRATTEC Advanced Logic, LLC.

Included in other income, net in the current year and prior year were the following items (thousands of dollars):

	Years Ended
	June 28, 2015	June 29, 2014
Foreign currency transaction gain (loss)	$3,075	$(36)
Rabbi Trust gain	96	211
Other	310	97

	$3,481	$272

Foreign currency transaction gains and losses resulted from activity associated with foreign denominated assets held by our Mexican subsidiaries. Our Rabbi Trust assets fund our amended and restated supplemental executive retirement plan. The investments held in the Trust are considered trading securities.

Our effective income tax rate for 2015 was 27.6 percent compared to 31.2 percent in 2014. Our income tax provision for each of 2015 and 2014 was affected by the non-controlling interest portion of our pre-tax income. Our income tax provision for 2015 was also affected by a lower statutory tax rate for income subject to tax in Mexico as compared to the statutory tax rate for income subject to tax in the U.S. Moreover, our income tax provision included a net reduction in our liability for unrecognized tax benefits of approximately $852,000 in 2015 compared to a reduction of approximately $221,000 in 2014 due to tax years that closed and changes in current and prior year tax positions. The decrease in the effective tax rate between periods was the result of the current year period reduction in the liability for unrecognized tax benefits and a reduction in the statutory tax rate for income subject to tax in Mexico.

2014 Compared to 2013

	Years Ended
	June 29, 2014	June 30. 2013
Net sales (millions of dollars)	$348.4	$298.2

Net Sales to each of our customers or customer groups in 2014 and 2013 were as follows (millions of dollars):

	Years Ended
	June 29, 2014	June 30, 2013
Fiat Chrysler Automobiles	$117.5	$95.5
General Motors Company	79.5	57.0
Ford Motor Company	46.6	44.8
Tier 1 Customers	61.6	57.4
Commercial and Other OEM Customers	36.0	33.2
Hyundai / Kia	7.2	10.3

Total	$348.4	$298.2

2015 STRATTEC Annual Report	17

MANAGEMENT’S DISCUSSION AND ANALYSIS

Increased sales to Fiat Chrysler Automobiles, General Motors Company and Ford Motor Company in 2014 were due to increased customer vehicle production volumes and increased product content on the models for which we supply components. In addition, sales to General Motors Company increased $11 million in 2014 as compared to 2013 as a result of service part sales related to a recall campaign, which continued into the first half of fiscal 2015 after which service parts sales returned to more normal levels during the second half of fiscal 2015. Increased sales to Tier 1, Commercial and Other OEM customers in 2014 related to market growth and the increasing impact on our sales of other vehicle access control products, such as latches, fobs and driver controls, which we have developed in recent years to complement our historic lock and key access control products. The reduction in sales to Hyundai / Kia in 2014 was due to lower customer vehicle production volumes on models for which we supply components.

	Years Ended
	June 29, 2014	June 30, 2013
Cost of Goods Sold (millions of dollars)	$282.6	$244.3

Direct material costs are the most significant component of our cost of goods sold and comprised $184.0 million or 65.1 percent of cost of goods sold in 2014 compared to $158.4 million or 64.8 percent of cost of goods sold in 2013. The increase in material costs between fiscal years of $25.6 million or 16.2 percent was due to increased sales volumes in 2014 as compared to 2013 as discussed above. The direct material costs were also impacted by higher purchased raw material costs for zinc during 2014 as compared to 2013. We have negotiated raw material price adjustment clauses with certain, but not all, of our customers to offset some of the market price fluctuations in the cost of zinc. During 2014, we used approximately 12.7 million pounds of zinc. Increased zinc costs during 2014, as adjusted for the impact of raw material price adjustments with certain customers, totaled approximately $970,000.

The remaining components of cost of goods sold consist of labor and overhead costs which increased $12.7 million or 14.8 percent in 2014 over 2013 as the variable portion of these costs increased due to the increased sales volumes during 2014. In addition, 2014 included the benefits of favorable absorption of the fixed portion of our labor and overhead costs resulting from increased sales volumes between periods, a reduction of approximately $800,000 in the U.S. dollar costs of our Mexican operations due to a favorable Mexican peso to U.S. dollar exchange rate, and a reduction of approximately $1.5 million in pension expense provisions between periods. These favorable impacts to cost of goods sold were partially offset by an increase in 2014 manufacturing startup costs associated with new product launches, an increase of $1.1 million in 2014 royalty costs, an increase of $1.9 million in expense provisions for the accrual of bonuses under our incentive bonus plans, and an increase in warranty costs of $1.6 million. The average U.S. dollar/Mexican peso exchange rate increased to approximately 13.07 pesos to the dollar in 2014 from approximately 12.82 pesos to the dollar in 2013. This resulted in decreased U.S. dollar costs related to our Mexican operations of approximately $800,000 in 2014 compared to 2013. Pension expense provisions impacting our gross profit percentage decreased during 2014 as compared to 2013 due to a significantly improved funded status on our frozen defined benefit pension plan. Increased warranty costs between periods was the result of 2013 net warranty provision credits of $400,000, which reflected the impact of favorable adjustments for warranty claims settled during 2013, and warranty provisions of $1.2 million in 2014 resulting from various customer warranty issues. The amount of the accrual of bonuses under our incentive bonus plans which impacted our cost of goods sold increased in 2014 as compared to 2013 based on our increased profitability year over year.

	Years Ended
	June 29, 2014	June 30, 2013
Gross Profit (millions of dollars)	$65.8	$53.9
Gross Profit as a percentage of net sales	18.9%	18.1%

The improvement in gross profit in 2014 as compared to 2013 was the result of the increase in sales, partially offset by the increase in cost of goods sold as discussed above. The improvement in gross profit as a percentage of net sales in 2014 as compared to 2013 was the result of increased sales of service parts related to the General Motors’ customer recall campaign, which typically have higher gross profit margins as compared to gross profit margins on parts sold for new vehicle production, and increased customer production volumes resulting in more favorable absorption of our fixed manufacturing costs. Also contributing to the improvement in our gross profit margins were lower pension expense provisions in 2014 as compared to 2013 and a favorable Mexican peso to U.S. dollar exchange rate, partially offset by higher manufacturing startup costs associated with new product program launches, higher expense provisions for the accrual of bonuses under our incentive bonus plans and increased

2015 STRATTEC Annual Report	18

MANAGEMENT’S DISCUSSION AND ANALYSIS

royalty costs in 2014 as compared to 2013, all as discussed above.

Engineering, Selling and Administrative Expenses in 2014 and 2013 were as follows:

	Years Ended
	June 29, 2014	June 30, 2013
Expenses (millions of dollars)	$39.3	$34.9
Expenses as a percentage of net sales	11.3%	11.7%

Engineering, selling and administrative expenses increased approximately $4.4 million between periods while decreasing slightly as a percentage of our net sales to 11.3 percent in 2014 from 11.7 percent in 2013. The increase in costs in 2014 over 2013 was due to higher health care costs, higher expense provisions for the accrual of bonuses under our incentive bonus plans, increased 2014 outside consulting and temporary help costs associated with an upgrade to our existing enterprise resource planning (ERP) system, and higher engineering costs associated with new product programs under development.

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

Income from operations in 2014 was $26.5 million compared to $16.8 million in 2013. This increase was the result of increased sales and improved gross profit margins during 2014, partially offset by an increase in engineering, selling and administrative expenses, all as discussed above. The fiscal 2013 third quarter $2.1 million SERP settlement charge also impacted our 2013 income from operations.

Equity earnings of joint ventures was $957,000 during 2014 compared to equity loss of joint ventures of $225,000 in 2013. During the first half of fiscal year 2013 our joint venture in China incurred relocation costs associated with moves to a new facility and start-up costs associated with a new product line. These costs resulted in STRATTEC incurring an equity loss from joint ventures in 2013. Also included in equity earnings of joint ventures were start-up costs associated with our new joint venture, STRATTEC Advanced Logic, LLC (formerly known as NextLock, LLC). These start-up costs totaled $367,000 in 2014 and $78,000 in 2013.

Included in other income, net in 2014 and 2013 were the following items (thousands of dollars):

	Years Ended
	June 29, 2014	June 30, 2013
Foreign currency transaction loss	$(36)	$(395)
Rabbi Trust gain	211	164
Unrealized gain on Mexican peso option contracts	—	395
Realized loss on Mexican peso option contracts	—	(12)
Other	97	177

	$272	$329

Foreign currency transaction losses resulted from activity associated with foreign denominated assets held by our Mexican subsidiaries. During 2013 we had agreements in place with Bank of Montreal that provided for two weekly Mexican peso currency option contracts to cover a portion of our weekly estimated peso denominated operating costs. In 2013, the Mexican peso appreciated to the U.S. dollar creating unrealized gains on these Mexican peso currency option contracts while realized losses were generated on the weekly commitments due under the contracts. Our objective in entering into these currency option contracts was to minimize our earnings volatility resulting from changes in exchange rates affecting the U.S. dollar cost of our Mexican operations. The Mexican peso currency option contracts expired June 28, 2013. No Mexican peso currency contracts were effective during fiscal 2014. Our Rabbi Trust assets fund our amended and restated supplemental executive retirement plan. The investments held in the Trust are considered trading securities.

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

2015 STRATTEC Annual Report	19

MANAGEMENT’S DISCUSSION AND ANALYSIS

unrecognized tax benefits of approximately $221,000 due to changes in tax positions and tax years that closed. The decrease in the effective tax rate between periods was the result of the 2014 reduction in the liability for unrecognized tax benefits, partially offset by an increase, effective as of January 1, 2014, in the statutory tax rate for income subject to tax in Mexico.

LIQUIDITY AND CAPITAL RESOURCES

Outstanding Receivable Balances from Major Customers

Our primary source of cash flow is from our major customers, which include Fiat Chrysler Automobiles LLC, General Motors Company and Ford Motor Company. As of the date of filing this Annual Report with the Securities and Exchange Commission, all of our customers are making payments on their outstanding accounts receivable in accordance with the payment terms included on their purchase orders. A summary of our outstanding receivable balances from our major customers as of June 28, 2015 was as follows (millions of dollars):

Fiat Chrysler Automobiles	$17.1
General Motors Company	$8.8
Ford Motor Company	$7.3

Cash Balances in Mexico

We earn a portion of our operating income in Mexico, which is deemed to be permanently reinvested. As of June 28, 2015, $14.8 million of our $25.7 million cash and cash equivalents balance was deemed to be permanently reinvested in Mexico. Cash balances in Mexico will be used for future capital expenditures and future plant expansion in Mexico. We currently do not intend nor foresee a need to repatriate these funds. We expect existing domestic cash and cash equivalents and cash flows from operations to continue to be sufficient to fund our operating activities and cash commitments for investing and financing activities, such as regular quarterly dividends and capital expenditures, for at least the next 12 months and thereafter for the foreseeable future. Should we require more capital in the U.S. than is generated by our operations domestically, for example to fund significant discretionary activities, such as acquisitions of businesses and share repurchases, we could elect to repatriate future earnings from foreign jurisdictions or raise capital in the U.S. through borrowings under our revolving credit facility. These alternatives could result in higher effective tax rates, increased interest expense, or other dilution of our earnings.

Cash Flow Analysis

	Years Ended
	June 28, 2015	June 29, 2014	June 30, 2013
Cash Flows from (millions of dollars):
Operating Activities	$31.5	$11.5	$15.7
Investing Activities	$(30.8)	$(13.0)	$(13.4)
Financing Activities	$5.8	$1.0	$0.7

Net cash provided by operating activities was $31.5 million during 2015, compared to $11.5 million during 2014. The increase in cash provided by operating activities between years reflected a net reduction in working capital requirements between the two years of $19.8 million, with the reduction being made up of the following working capital changes (millions of dollars):

	Increase (Decrease) in Working Capital Requirements
	2015	2014	Change
Accounts Receivable	$(9.2)	$21.3	$(30.5)
Inventories	$4.3	$6.2	$(1.9)
Customer Tooling	$(1.8)	$3.0	$(4.8)
Other Assets	$3.3	$3.5	$(0.2)
Accounts Payable and Other liabilities	$1.4	$(16.2)	$17.6

The year over year change in the accounts receivable balances reflected a reduction in accounts receivable balances during 2015 compared to an increase in accounts receivable balances during 2014. The 2014 account receivable balances increased as a result of $11 million of additional service parts sales in conjunction with General Motors’ recall campaign in 2014 and an overall increase in customer vehicle production volumes on models for which we supply components causing a reduction in 2015 balances and an increase in 2014 balances. The year over year change in the inventory balances was due to higher inventory balances required in June 2014 related to this customer’s recall campaign. The year over year change in customer tooling balances, which consisted of costs incurred for the development of tooling that will be directly reimbursed by the customer whose parts are produced from the tool, was the result of the timing of tooling development spending required to meet customer production requirements and related customer reimbursements. The year over year change in the accounts payable and other liability balances was the result of a reduction in

2015 STRATTEC Annual Report	20

MANAGEMENT’S DISCUSSION AND ANALYSIS

accounts payable balances in 2015 and an increase in accounts payable balances in 2014, which occurred as a result of the timing of purchases and payments with our vendors based on normal payment terms as well as increased accounts payable balances at June 2014 related to the General Motors’ recall campaign.

Other significant cash payments impacting net cash provided by operating activities during both the current year and prior year periods included cash payments under our incentive bonus plans, cash contributions made to our qualified pension plan and cash payments made for Federal, state and foreign income taxes. Cash payments under our incentive bonus plans totaled $7.3 million during 2015 compared to $4.8 million during 2014. Cash contributions made to our qualified pension plan totaled $3.0 million during 2015 compared to $4.0 million during 2014. Cash payments made for Federal, state and foreign income taxes totaled $14.8 million during 2015 compared to $5.4 million during 2014.

Net cash provided by operating activities was $11.5 million during 2014, compared to $15.7 million during 2013. Although our operating results reflected an overall improvement in 2014 as compared to 2013, net cash provided by operating activities decreased as a result of a net increase in working capital requirements between the two years of $7.1 million, with the increase being made up of the following working capital changes (millions of dollars):

	Increase (Decrease) in Working Capital Requirements
	2014	2013	Change
Accounts Receivable	$21.3	$2.9	$18.4
Inventories	$6.2	$3.1	$3.1
Customer Tooling	$3.0	$(2.2)	$5.2
Other Assets	$3.5	$(0.6)	$4.1
Accounts Payable	$(10.5)	$(1.4)	$(9.1)
Income Taxes Payable	$(0.5)	$2.9	$(3.4)
Other Liabilities	$(5.2)	$6.1	$(11.3)

The year over year change in the accounts receivable balances reflected a significant increase in sales during the quarter ended June 29, 2014 as compared to the quarter ended June 30, 2013, which occurred as a result of $11 million of additional service parts sales in conjunction with General Motors’ recall campaign and an overall increase in customer vehicle production volumes on models for which we supply components. The year over year change in the customer tooling asset balances, which consisted of costs incurred for the development of tooling that will be directly reimbursed by the customer whose parts are produced from the tool, was the result of the timing of tooling development spending required to meet customer production requirements and related customer reimbursements. The year over year change in the inventory balances was due to an increase in sales and production activity in 2014 as compared to 2013. The year over year change in the other asset balances was due to the settlement of $5.8 million of SERP benefits in 2013, of which $2.8 million was paid from current cash balances and $3.0 million was paid from other current asset balances. The year over year change in the accounts payable balances was based on the timing of purchases and payments based on normal payment terms with our suppliers. The year over year change in the income tax liability balances was due to the improvement in our overall financial results between periods and 2013 overpayments that were applied to 2014. The year over year change in the other liability balances was the result of the settlement of $5.8 million of SERP benefits in 2013, and an increase in our accrual of bonuses under our incentive bonus plans in 2014 as compared to 2013.

Other significant cash payments impacting net cash provided by operating activities during 2014 and 2013 included cash payments under our incentive bonus plans, cash contributions made to our qualified pension plan and cash payments made for Federal, state and foreign income taxes. Cash payments under our incentive bonus plans totaled $4.8 million during 2014 compared to $5.2 million during 2013. Cash contributions made to our qualified pension plan totaled $4.0 million during 2014 compared to $3.0 million during 2013. Cash payments made for Federal, state and foreign income taxes totaled $5.4 million during 2014 compared to $3.7 million during 2013.

Net cash used by investing activities of $30.8 million during 2015, $13.0 million during 2014 and $13.4 million during 2013 included capital expenditures of $26.1 million, $12.8 million and $12.5 million, respectively. Capital expenditures during each year were made in support of requirements for new product programs and the upgrade and replacement of existing equipment. The 2015 capital expenditures included $2.1 million and $4.5 million for the purchase of additional facilities in Juarez, Mexico and Auburn Hills, Michigan, respectively. The Michigan building is being used as a sales and engineering office and replaced two current leased facilities in Michigan. The Juarez, Mexico building is being used as an additional facility to support current operations and in anticipation of both new and potential business awards in Mexico. The 2013 capital expenditures included expenditures made in support of the expansion of our Juarez, Mexico facility. Net cash used by investing activities during 2015 also included an investment in our VAST LLC joint venture of $4.4 million in support of the acquisition of a fifty percent equity interest in a joint venture entity, Minda VAST Access Systems, based in Pune, India, and in support of general operating expenses for VAST do Brasil. Net cash used by investing activities in 2013 included a $750,000 initial capitalization payment in a newly formed joint venture, STRATTEC Advanced Logic, LLC (formerly known as NextLock, LLC), and an investment in our VAST LLC joint venture of $200,000 in support of general operating expenses. During 2014, no

2015 STRATTEC Annual Report	21

MANAGEMENT’S DISCUSSION AND ANALYSIS

capital contributions were made to STRATTEC Advanced Logic, LLC or to VAST LLC. Loans were made by each partner, STRATTEC, WITTE and ADAC to our joint venture, VAST LLC, totaling $215,000 for each partner in 2015 and $285,000 for each partner in 2014. The loans were made in support of VAST LLC’s purchase of the non-controlling interest in VAST do Brasil and in support of funding operating costs of the Brazil entity. A loan totaling $100,000 was made during the fourth quarter of 2015 from STRATTEC to STRATTEC Advanced Logic, LLC in support of operating expenses and working capital needs.

Net cash provided by financing activities of $5.8 million during 2015 included $9.0 million of borrowings under credit facilities, $553,000 of proceeds from stock purchases and option plan exercises and $367,000 in excess tax benefits from option plan exercises, partially offset by $1.5 million for repayments of borrowings under credit facilities, $1.7 million for regular quarterly dividend payments to shareholders and $882,000 for dividend payments to non-controlling interests in our subsidiaries. Net cash provided by financing activities of $961,000 during 2014 included $1.3 million of borrowings under credit facilities, $2.7 million of proceeds from stock purchases and option plan exercises and $495,000 in excess tax benefits from option plan exercises, mostly offset by $1 million for repayments of borrowings under credit facilities, $1.5 million for regular quarterly dividend payments to shareholders and $984,000 for dividend payments to non-controlling interests in our subsidiaries. Net cash provided by financing activities of $660,000 during 2013 included $3.3 million of borrowings under credit facilities, $823,000 of proceeds from stock purchases and option plan exercises and $270,000 in excess tax benefits from option plan exercises, mostly offset by $1.4 million for dividend payments to shareholders, $1.3 million for dividend payments to non-controlling interests in our subsidiaries, and $1.0 million for repayments of borrowings under credit facilities. The regular quarterly dividend payments that would normally have been paid during the third and fourth quarters of fiscal 2013 were declared and paid during the second quarter of fiscal 2013.

Qualified Defined Benefit Pension Plan

Our qualified defined benefit pension plan balance, included in other long-term assets in our accompanying Consolidated Balance Sheets, totaled $7.7 million at June 28,2015 and $8.8 million at June 29, 2014. The change in the other long-term assets balance related to this plan during 2015 was the result of the net impact of pension contributions, the actuarially calculated pension expense, reclassification adjustments from accumulated other comprehensive loss and the impact of the change in the year-end funded status of the plan. The 2015 pre-tax changes in plan assets and benefit obligations related to this plan recognized in other comprehensive income decreased our other long-term asset balance by approximately $3.4 million at June 28, 2015 compared to June 29, 2014. The resulting tax impact decreased our deferred income tax liability balance by $1.2 million at June 28, 2015 in comparison to the balance as of June 29, 2014.

VAST LLC Cash Requirements

During 2015, capital contributions of $4.4 million were made to VAST LLC in support of the acquisition of a fifty percent equity interest in a joint venture entity, Minda VAST Access Systems, based in Pune, India, and in support of general operating expenses for VAST do Brasil. During 2014, no capital contributions were made to VAST LLC. We currently anticipate VAST China and Minda-VAST Access Systems have adequate debt facilities in place over the next fiscal year to cover future operating and capital requirements. VAST do Brasil, due to economic conditions in Brazil, may require additional capital contributions in fiscal 2016 to fund operations.

STRATTEC Advanced Logic, LLC Cash Requirements

During the fourth quarter of fiscal year 2015, STRATTEC provided 100 percent of the financial support to fund the start-up operating losses of STRATTEC Advanced Logic, LLC due to our partner’s inability to contribute capital to this joint venture. We anticipate STRATTEC will continue to fund 100 percent of the start-up costs through the first half of fiscal year 2016.

Future Capital Expenditures

We anticipate capital expenditures will be approximately $15 million in fiscal 2016 in support of requirements for new product programs and the upgrade and replacement of existing equipment.

Stock Repurchase Program

Our Board of Directors has authorized a stock repurchase program to buy back outstanding shares of our common stock. Shares authorized for buy back under the program totaled 3,839,395 at June 28, 2015. A total of 3,655,322 shares have been repurchased over the life of the program through June 28, 2015, at a cost of approximately $136.4 million. No shares were repurchased during fiscal or 2014. Additional repurchases may occur from time to time and are expected to continue to be funded by cash flow from operations and current cash balances. At this time, we anticipate minimal or no stock repurchase activity in fiscal year 2016.

2015 STRATTEC Annual Report	22

MANAGEMENT’S DISCUSSION AND ANALYSIS

Credit Facilities and Guarantees

STRATTEC has a $30 million secured revolving credit facility (the “STRATTEC Credit Facility”) with BMO Harris Bank N.A. ADAC-STRATTEC LLC has a $10 million secured revolving credit facility (the “ADAC-STRATTEC Credit Facility”) with BMO Harris Bank N.A, which is guaranteed by STRATTEC. The credit facilities both expire August 1, 2018. Borrowings under either credit facility are secured by our U.S. cash balances, accounts receivable, inventory and fixed assets located in the U.S. Interest on borrowings under the ADAC-STRATTEC Credit Facility for periods prior to January 22, 2014 was at varying rates based, at our option, on the London Interbank Offering Rate (“LIBOR”) plus 1.75 percent or the bank’s prime rate. Interest on borrowings under the STRATTEC credit facility and effective on or after January 22, 2014 under the ADAC-STRATTEC Credit Facility is at varying rates based, at our option, on LIBOR plus 1.0 percent or the bank’s prime rate. Both credit facilities contain a restrictive financial covenant that requires the applicable borrower to maintain a minimum net worth level. The ADAC-STRATTEC Credit Facility includes an additional restrictive financial covenant that requires the maintenance of a minimum fixed charge coverage ratio. Outstanding borrowings under the STRATTEC Credit Facility totaled $7.0 million at June 28, 2015. There were no borrowings under the STRATTEC Credit Facility during fiscal 2014. The average outstanding borrowings and weighted average interest rate on the STRATTEC Credit Facility loans were approximately $2.3 million and 1.2 percent, respectively, during the twelve months ended June 28, 2015. Outstanding borrowings under the ADAC-STRATTEC Credit Facility totaled $3.0 million at June 28, 2015 and $2.5 million at June 29, 2014. The average outstanding borrowings and weighted average interest rate on the ADAC-STRATTEC Credit Facility loans were approximately $3.7 million and 1.2 percent, respectively, during 2015. The average outstanding borrowings and weighted average interest rate on the ADAC-STRATTEC Credit Facility loans were approximately $2.6 million and 1.7 percent, respectively, during 2014.

Effective February 16, 2015, STRATTEC Advanced Logic, LLC (formerly known as NextLock LLC) entered into a $1.5 million revolving credit facility (the “STRATTEC Advanced Logic Credit Facility”) with BMO Harris Bank N.A., which is fully guaranteed by STRATTEC. Interest on borrowings under the STRATTEC Advanced Logic Credit Facility is at varying rates based, at STRATTEC Advanced Logic, LLC’s option, on LIBOR plus 1.0 percent or the bank’s prime rate. The STRATTEC Advanced Logic Credit Facility currently has a maturity date of February 16, 2016. Outstanding borrowings under the STRATTEC Advanced Logic Credit Facility as of June 28, 2015 totaled $995,000. As of June 28, 2015, STRATTEC has recorded a liability related to its guarantee of this credit facility of $995,000, which amount is equal to the outstanding borrowings on the STRATTEC Advanced Logic Credit Facility as of June 28, 2015, and which amount is also equal to the estimated fair value of the guarantee of this amount as of the June 28, 2015 balance sheet date.

Effective November 1, 2014, a license agreement was signed with Westinghouse allowing STRATTEC Advanced Logic, LLC to do business as Westinghouse Security. Payments required under the agreement were guaranteed by STRATTEC. As of June 28, 2015, STRATTEC has a recorded a liability equal to the estimated fair value of the guarantee of $250,000, which amount is equal to the future payments required to be made under the agreement as of June 28, 2015.

Inflation and Other Changes in Prices

Over the past several years, we have been impacted by rising health care costs, which have increased our cost of associate medical coverage. A portion of these increases have been offset by plan design changes and associate wellness initiatives. We have also been impacted by increases in the market price of zinc and brass and inflation in Mexico, which impacts the U. S. dollar costs of our Mexican operations. We have negotiated raw material price adjustment clauses with certain, but not all, of our customers to offset some of the market price fluctuations in the cost of zinc. During fiscal 2013, we had agreements with Bank of Montreal that provided for two weekly Mexican peso currency option contracts to cover a portion of our weekly estimated peso denominated operating costs. The contracts with Bank of Montreal expired on June 28, 2013. The two weekly option contracts were for equivalent notional amounts. The contracts provided for the purchase of Mexican pesos at an average U.S. dollar / Mexican peso exchange rate of 12.40 if the spot rate at the weekly expiry date was below an average of 12.40 or for the purchase of Mexican pesos at an average U.S. dollar / Mexican peso exchange rate of 13.40 if the spot rate at the weekly expiry date was above an average of 13.40. Our objective in entering into these currency option contracts was to minimize our earnings volatility resulting from changes in exchange rates affecting the U.S. dollar cost of our Mexican operations. The Mexican peso option contracts were not used for speculative purposes and were not designated as hedges. As a result, all currency option contracts were recognized in our accompanying consolidated financial statements at fair value and changes in the fair value of the currency option contracts were reported in current earnings as part of Other Income, net. The premiums paid and received under the weekly Mexican peso currency option contracts netted to zero. As a result, premiums related to the contracts did not impact our earnings. No Mexican peso currency option contracts were in effect during fiscal 2015 or 2014 and none were outstanding as of June 28, 2015, June 29, 2014 or June 30, 2013.

2015 STRATTEC Annual Report	23

MANAGEMENT’S DISCUSSION AND ANALYSIS

The pre-tax effects of the Mexican peso option contracts on the accompanying Consolidated Statements of Income and Comprehensive Income consisted of the following (thousands of dollars):

	Other Income, net
	June 28, 2015	June 29, 2014	June 30, 2013
Not Designated as Hedging Instruments:
Realized gain	$—	$—	$27
Realized (loss)	$—	$—	$(39)
Unrealized gain	$—	$—	$395

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Contractual obligations are as follows as of June 28, 2015 (thousands of dollars):

	Payments Due By Period
Contractual Obligation	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Operating Leases	$845	$305	$247	$210	$83
Other Purchase Obligations	39,616	12,987	11,335	10,503	4,791
Guarantees	1,245	995	250	—	—
Pension and Postretirement Obligations(a)	3.522	3.522	—	—	—

Total	$45,228	$17,809	$11,832	$10,713	$4,874

(a)

As disclosed in our Notes to Financial Statements, estimated cash funding related to our pension and postretirement benefit plans is expected to total $3.5 million in 2016. Because the timing of funding related to these plans beyond 2016 is uncertain, and is dependent on future movements in interest rates and investment returns, changes in laws and regulations, and other variables, pension and postretirement outflows beyond 2016 have not been included in the table above.

Refer to the discussion of Commitments and Contingencies included in Notes to Financial Statements included within this 2015 Annual Report for further information related to purchase obligations.

Liabilities recognized for uncertain tax benefits of $460,000 are not presented in the table above due to uncertainty as to amounts and timing regarding future payments.

STRATTEC has a $30 million secured revolving credit facility with BMO Harris Bank N. A. ADAC-STRATTEC LLC has a $10 million secured revolving credit facility with BMO Harris Bank N.A., which is guaranteed by STRATTEC. Borrowings under the STRATTEC credit facility totaled $7.0 million at June 28, 2015. Borrowings under the ADAC-STRATTEC credit facility totaled $3.0 million at June 28, 2015. STRATTEC Advanced Logic, LLC has a $1.5 million revolving credit facility with BMO Harris Bank N. A., which is fully guaranteed by STRATTEC. Borrowings under the STRATTEC Advanced Logic credit facility totaled $995,000 at June 28, 2015, which amount is included in the table above under Guarantees.

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

VAST do Brasil services customers in South America. Effective March 21, 2014, VAST LLC purchased the remaining non-controlling interest in VAST do Brasil. VAST Fuzhou, VAST Great Shanghai and VAST Shanghai Co. (collectively known as VAST China), provide a base of operations to service our automotive customers in the Asian market. VAST LLC also maintains branch offices in South Korea and Japan in support of customer sales and engineering requirements.

Effective April 30, 2015, VAST LLC executed an agreement to become a 50:50 Joint Venture

2015 STRATTEC Annual Report	24

MANAGEMENT’S DISCUSSION AND ANALYSIS

partner with Minda Management Services Limited an affiliate of both Minda Corporation Limited and Spark Minda, Ashok Minda Group of New Delhi, India (collectively “Minda”). VAST acquired a fifty percent equity interest in the former Minda-Valeo Security Systems joint venture entity, based in Pune, India, for approximately $12 million. This joint venture entity was renamed Minda-VAST Access Systems (“Minda-VAST”). The portion of the purchase price paid by each VAST LLC partner, STRATTEC, WITTE and ADAC, totaled $4 million. Minda-VAST will have operations in Pune and Delhi and is expected to have annual sales in excess of approximately $40 million. Minda and its affiliates cater to the needs of all major car, motorcycle, commercial vehicle, tractor and off-road vehicle manufacturers in India. They are a leading manufacturer in the Indian marketplace of security & access products, handles, automotive safety, restraint systems, driver information and telematics systems for both OEMs and the aftermarket.

The VAST LLC investments are accounted for using the equity method of accounting. The activities related to the VAST LLC joint ventures resulted in equity earnings of joint ventures to STRATTEC of approximately $1.3 million during 2015 and $1.3 million during 2014 and an equity loss to joint ventures of approximately $147,000 during 2013. Relocation costs associated with a move to a new facility and start-up costs associated with a new product line negatively impacted the financial results of VAST China during the first half of fiscal 2013, which resulted in STRATTEC incurring an equity loss from joint ventures in 2013. During 2015, cash capital contributions totaling $13.2 million were made to VAST LLC in support of the acquisition of the 50 percent joint venture interest in Minda-VAST and in support of general operating expenses for VAST do Brasil. STRATTEC’s portion of the cash capital contributions totaled $4.4 million. No cash capital contributions were made to VAST LLC during 2014. During 2013, cash capital contributions totaling $600,000 were made to VAST LLC in support of general operating expenses. STRATTEC’s portion of the cash capital contributions totaled $200,000. Loans were made by each partner, STRATTEC, WITTE and ADAC, to VAST LLC totaling $215,000 for each partner in 2015 and $285,000 for each partner in 2014. The loans were made in support of VAST LLC’s purchase of the non-controlling interest in VAST do Brasil and in support of funding operating costs of the Brazilian entity.

In fiscal year 2007, we established a new entity with ADAC forming ADAC-STRATTEC LLC, a Delaware limited liability company. The new entity was created to establish injection molding and door handle assembly operations in Mexico. STRATTEC holds a 51 percent interest in ADAC-STRATTEC LLC. A Mexican entity, ADAC-STRATTEC de Mexico, exists and is wholly owned by ADAC-STRATTEC LLC. ADAC-STRATTEC LLC’s financial results are consolidated with the financial results of STRATTEC and resulted in increased net income to STRATTEC of approximately $2.6 million in 2015, $1.4 million in 2014 and $1.1 million in 2013.

Effective November 30, 2008, we established a new entity with WITTE forming STRATTEC POWER ACCESS LLC (“SPA”), which is 80 percent owned by STRATTEC. SPA supplies the North American portion of the power sliding door, lift gate and deck lid system access control products which were acquired from Delphi Corporation. The financial results of SPA are consolidated with the financial results of STRATTEC and resulted in reduced net income to STRATTEC of approximately $269,000 in 2015, and increased income to STRATTEC of approximately $1.5 million in 2014 and $1.0 million in 2013.

On April 5, 2013, we acquired a 51 percent ownership interest in a newly formed joint venture, STRATTEC Advanced Logic, LLC (formerly known as NextLock, LLC), which was formed to introduce a new generation of biometric security products based upon the designs of Actuator Systems LLC, our partner and the owner of the remaining ownership interest. The initial capitalization of the STRATTEC Advanced Logic, LLC joint venture totaled $1.5 million. STRATTEC’s portion of the initial capitalization totaled $765,000. Our investment in STRATTEC Advanced Logic, LLC, for which we exercise significant influence but do not control and are not the primary beneficiary, is accounted for using the equity method. The activities related to the STRATTEC Advanced Logic, LLC joint venture resulted in an equity loss of joint ventures to STRATTEC of approximately $2.0 million in 2015, $367,000 in 2014 and $78,000 in 2013. Notwithstanding the existence of the STRATTEC Advanced Logic Credit Facility described herein, as a result of STRATTEC’s guaranty of such credit facility and as a result of borrowing limitations imposed by the bank under such credit facility, even though we maintain a 51 percent ownership interest in STRATTEC Advanced Logic, LLC, effective with our fiscal 2015 fourth quarter, 100 percent of the funding for STRATTEC Advanced Logic, LLC was being made by STRATTEC through loans. Therefore, STRATTEC began recognizing 100 percent of the losses of STRATTEC Advanced Logic, LLC through Equity Loss (Earnings) of Joint Ventures in the accompanying Consolidated Statements of Income and Comprehensive Income. In addition, the following losses were included in our 2015 Equity (Loss) Earnings of Joint Ventures for STRATTEC Advanced Logic, LLC (thousands of dollars):

Loss on Guarantee of STRATTEC Advanced Logic, LLC Vendor Contract	$123
Loss on Loan to STRATTEC Advanced Logic, LLC	$100
Loss on Guarantee of STRATTEC Advanced Logic, LLC Credit facility	$488

2015 STRATTEC Annual Report	25

MANAGEMENT’S DISCUSSION AND ANALYSIS

See further discussion under Equity (Loss) Earnings of Joint Ventures included in Notes to Financial Statements herein.

OTHER MATTERS

The Affordable Care Act (“ACA”), which was enacted in 2010 and is being phased in over several years, significantly affects the provision of both health care services and benefits in the United States. The ACA may impact our cost of providing our U.S. employees and retirees with health insurance and/or benefits, and may also impact various other aspects of our business. The ACA did not have a material impact on our fiscal 2015, 2014 or 2013 financial results. However, we are continuing to assess the impact of the ACA on our health care benefit costs.

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

We determine the discount rate used to measure plan liabilities using prevailing market rates of a large population of high-quality, non-callable, corporate bonds currently available that, if the obligation was settled at the measurement date, would provide the necessary future cash flows to pay the benefit obligation when due. Using this methodology, we determined a discount rate of 4.53 percent to be appropriate as of June 30, 2015, which is an increase of 0.14 percentage points from the rate of 4.39 percent used at June 30, 2014. The impact of this change decreased our year-end 2015 projected pension benefit obligations by approximately $1.7 million, the year-end 2015 accumulated pension benefit obligations by approximately $1.7 million and the year-end 2015 accumulated postretirement obligation by approximately $11,000. This change is also expected to decrease our 2016 pension expense by $160,000 and increase our postretirement expense by $1,000. Our pension expense increases as the discount rate decreases. Lowering our 2015 discount rate assumption by 50 basis points would have increased our 2015 pension expense by approximately $570,000.

A significant element in determining our pension expense is the expected return on plan assets. Our assumption for the expected return on plan assets is based on historical results for similar allocations among asset classes and was 7.5 percent for each of 2013 and 2014 and 6.5 percent for 2015. This assumption was lowered to 5.45 percent for 2016. The changes to this assumption reduced the expected return on plan assets by approximately $245,000 in 2013, $950,000 in 2014 and $1,050,000 in 2015. Refer to the accompanying Notes to Financial Statements for additional information on how this rate was determined. Pension expense increases as the expected rate of return on plan assets decreases. Lowering the 2015 expected rate of return assumption for our plan assets by 50 basis points would have increased our 2015 pension expense by approximately $500,000.

The difference between the expected return and actual return on plan assets is deferred and, under certain circumstances, amortized over future years of service. Therefore, the deferral of past asset gains and losses ultimately affects future pension expense. This is also the case with changes to actuarial assumptions, including discount rate assumptions, pay rate assumptions, mortality assumptions, turnover assumptions and other demographic assumptions. As of June 30, 2015, we had $27 million of net unrecognized pension actuarial losses, which included deferred asset gains of $2 million and unrecognized postretirement actuarial losses of $5 million. These amounts represent potential future pension and postretirement expenses that would be amortized over average future service periods. The average remaining service period is about 8 years for the pension and postretirement plans.

As of June 30, 2015, we converted to the RP-2014 Blue Collared Mortality Table with Improvement Scale MP-2014 for calculating the year-end 2015 pension and postretirement obligations. The impact of this change increased our year-end 2015 projected pension benefit obligations by approximately $4.2 million and did not have a material effect on the year-end 2015 accumulated postretirement obligation. This change is also expected to increase our 2016 pension expense by $715,000 and is not expected to have a material effect on our 2016 postretirement expense.

During fiscal years 2015, 2014 and 2013, we contributed $3 million, $4 million and $3 million, respectively, to our qualified pension plan. As discussed in the accompanying Notes to

2015 STRATTEC Annual Report	26

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Statements, on April 2, 2014, our Board of Directors approved a resolution to terminate the qualified pension plan. We intend to make future contributions for the qualified pension plan to ensure that there are sufficient assets to provide all Qualified Pension Plan benefits as of the anticipated distribution date. The amount of future contributions has not yet been determined. We have evaluated the potential impact of the Pension Protection Act including provisions of MAP-21 (Moving Ahead for Progress in the 21st Century Act) (collectively, the “Acts”), which was passed into law on August 17, 2006 and July 6, 2012, respectively, on our future pension plan funding requirements based on current market conditions. The Acts have not had and are not anticipated to have in future periods a material effect on our level of future funding requirements or on our liquidity and capital resources.

As discussed in the accompanying Notes to Financial Statements, our Board of Directors adopted amendments to the SERP Plan on October 8, 2013 that were effective as of December 31, 2013 to simplify the SERP Plan benefit calculation. The impact of this change had an immaterial effect on our year-end 2014 projected benefit obligation and decreased our 2015 pension expense by $155,000.

A significant element in determining the postretirement health expense is the health care cost trend rates. We develop these rates based on historical cost data, the near-term outlook and an assessment of likely long-term trends. Changes in the health care cost trend rate assumption will have a significant effect on the postretirement benefit amounts reported. As of January 1,2014, we updated the health care cost trend assumption. The impact of this update increased our 2015 postretirement health expense by approximately $4,000. Refer to the accompanying Notes to Financial Statements for an analysis of the impact of a one percent change in the trend rate.

While we believe that the assumptions used to determine our pension and postretirement health obligations and expenses are appropriate, significant differences in the actual experience or significant changes in the assumptions may materially affect the amounts of these obligations and our related future expense for these obligations.

Liability for Uncertain Tax Positions—We are subject to income taxation in many jurisdictions around the world. Significant management judgment is required in the accounting for income tax contingencies because the outcomes are often difficult to determine. We are required to measure and recognize uncertain tax positions that we have taken or expect to take in our income tax returns. The benefit of an uncertain tax position can only be recognized in the financial statements if management concludes that it is more likely than not that the position will be sustained with the tax authorities. For a position that is likely to be sustained, the benefit recognized in the financial statements is measured at the largest amount that is greater than 50 percent likely of being realized. A reserve is established for the difference between a position taken in an income tax return and the amount recognized in the financial statements. Refer to the discussion of Income Taxes included in the Notes to Financial Statements included within this 2015 Annual Report.

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

Environmental Reserve—We have a liability recorded related to the estimated costs to remediate a site at our Milwaukee facility, which was contaminated by a solvent spill from a former above ground solvent storage tank occurring in 1985. The recorded environmental liability balance involves judgment and estimates. Our reserve estimate is based on a third party assessment of the costs to adequately cover the cost of active remediation of the contamination at this site. Actual costs might vary from this estimate for a variety of reasons including changes in laws and changes in the assessment of the level of remediation actually required at this site. Therefore, future changes in laws or the assessment of the level of remediation required could result in changes in our estimate of the required liability. Refer to the discussion of Commitments and Contingencies included in the Notes to Financial Statements included within this 2015 Annual Report.

Warranty Reserve—We have a warranty liability recorded related to our exposure to warranty claims in the event our products fail to perform as expected, and we may be required to participate in the repair costs incurred by our customers for such products. The recorded warranty liability balance involves judgment and estimates. Our liability estimate is based on an analysis of historical warranty data as well as current trends and information, including our customers’ recent extension or expansion of their warranty programs. Actual warranty costs might differ from estimates due to the level of actual claims varying from our claims experience and estimates and final negotiations and settlements reached with our customers. Therefore, future actual claims experience could result in changes in our estimates of the required liability. Refer to the discussion of Warranty Reserve under Organization and Summary of Significant Accounting Policies included in the Notes to Financial Statements included within this 2015 Annual Report.

Incurred But Not Reported Claim Reserve for Self-Insured Health Plans—We have self-insured medical and dental plans covering all eligible U.S. associates. The expected ultimate cost of claims incurred under these plans is subject to judgment and estimation. We estimate the ultimate expected cost of claims incurred under these plans based upon the aggregate liability for reported claims and an

2015 STRATTEC Annual Report	27

MANAGEMENT’S DISCUSSION AND ANALYSIS

estimated additional liability for claims incurred but not reported. Our estimate of claims incurred but not reported is based on an analysis of historical data, current trends related to claims and health care costs and information available from our third-party administrator. Actual ultimate costs may vary from estimates due to variations in actual claims experience from past trends and large unexpected claims being filed. Therefore, changes in claims experience and large unexpected claims could result in changes to our estimate of the claims incurred but not reported liabilities. Refer to the discussion of Self Insurance Plans under Organization and Summary of Significant Accounting Policies included in the Notes to Financial Statements included within this 2015 Annual Report.

Allowance for Doubtful Accounts Related to Trade Accounts Receivable—Our trade accounts receivable consist primarily of receivables due from Original Equipment Manufacturers in the automotive industry and locksmith distributors relating to our service and aftermarket business. Our evaluation of the collectability of our trade accounts receivable involves judgment and estimates and includes a review of past due items, general economic conditions and the economic climate of the automotive industry as a whole. The estimate of the required reserve involves uncertainty as to future collectability of receivable balances. Refer to the discussion of Receivables under Organization and Summary of Significant Accounting Policies included in the Notes to Financial Statements included within this 2015 Annual Report.

Excess and Obsolete Inventory Reserve—We record a reserve for excess and obsolete inventory based on historical and estimated future demand and market conditions. The reserve level is determined by comparing inventory levels of individual materials and parts to historical usage and estimated future sales by analyzing the age of the inventory in order to identify specific material and parts that are unlikely to be sold. Technical obsolescence and other known factors are also considered in evaluating the reserve level. Actual future write-offs of inventory may differ from estimates and calculations used to determine reserve levels due to changes in customer demand, changes in technology and other factors. Refer to the discussion of Inventories under Organization and Summary of Significant Accounting Policies included in the Notes to Financial Statements included within this 2015 Annual Report.

Repair and Maintenance Supply Parts Reserve—We maintain an inventory of repair and maintenance parts in support of operations. This inventory includes critical repair parts for all production equipment as well as general maintenance items. The inventory of critical repair parts is required to avoid disruptions in our customers’ just-in-time production schedules due to lack of spare parts when equipment break-downs occur. Depending on maintenance requirements during the life of the equipment, excess quantities of repair parts arise. A repair and maintenance supply parts reserve is maintained to recognize the normal adjustment of inventory for obsolete and slow-moving repair and maintenance supply parts. Our evaluation of the reserve level involves judgment and estimates, which are based on a review of historical obsolescence and current inventory levels. Actual obsolescence may differ from estimates due to actual maintenance requirements differing from historical levels. This could result in changes to our estimated required reserve. Refer to the discussion of Repair and Maintenance Supply Parts under Organization and Summary of Significant Accounting Policies included in the Notes to Financial Statements included within this 2015 Annual Report.

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

NEW ACCOUNTING STANDARDS

In August 2014, the FASB issued an update to the accounting guidance on determining when and how to disclose going-concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the financial statements are issued. An entity must provide certain disclosures if conditions or events raise substantial doubt about the entity’s ability to

2015 STRATTEC Annual Report	28

MANAGEMENT’S DISCUSSION AND ANALYSIS

continue as a going concern. This accounting update is effective for annual and interim periods beginning on or after December 15, 2016, with early adoption permitted. We do not expect that the adoption of this pronouncement will have a material impact on our consolidated financial statements.

In May 2014, the FASB issued an update to the accounting guidance for the recognition of revenue arising from contracts with customers. The update supersedes most current revenue recognition guidance and outlines a single comprehensive model for revenue recognition based on the principle that an entity should recognize revenue in an amount that reflects the expected consideration to be received in the exchange of goods and services. The guidance update also required additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The guidance update is effective for annual reporting periods beginning after December 15, 2017 and becomes effective for us at the beginning of our 2019 fiscal year. We are currently assessing the impact that this guidance will have on our consolidated financial statements.

In February 2015, the FASB issued an update to the accounting guidance that amends current consolidation guidance by modifying the evaluation of whether limited partnerships and similar legal entities are variable interest entities or voting interest entities, eliminating the presumption that a general partner should consolidate a limited partnership, and affects the consolidation analysis of reporting entities that are involved with variable interest entities. The update is effective for interim and annual reporting periods beginning after December 15, 2015, with early adoption permitted. We do not expect that the adoption of this pronouncement will have a material impact on our consolidated financial statements.

RISK FACTORS

We recognize we are subject to the following risk factors based on our operations and the nature of the automotive industry in which we operate:

Loss of Significant Customers, Vehicle Content, Vehicle Models and Market Share—Sales to General Motors Company, Ford Motor Company and Fiat Chrysler Automobiles represented approximately 65 percent of our annual net sales (based on fiscal 2015 results) and, accordingly, these customers account for a significant percentage of our outstanding accounts receivable. The contracts with these customers provide for supplying the customer’s requirements for a particular model. The contracts do not specify a specific quantity of parts. The contracts typically cover the life of a model, which averages approximately four to five years. Components for certain customer models may also be “market tested” annually. Therefore, the loss of any one of these customers, the loss of a contract for a specific vehicle model, a reduction in vehicle content, the early cancellation of a specific vehicle model, technological changes or a significant reduction in demand for certain key models could occur, and if so, could have a material adverse effect on our existing and future revenues and net income.

Our major customers also have significant under-funded legacy liabilities related to pension and postretirement health care obligations. The loss in our major customers’ North American automotive market share to the New Domestic automotive manufacturers (primarily the Japanese and Korean automotive manufacturers) and/or a significant decline in the overall market demand for new vehicles may ultimately result in severe financial difficulty for these customers, including bankruptcy. If our major customers cannot fund their operations, we may incur significant write-offs of accounts receivable, incur impairment charges or require restructuring actions.

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

2015 STRATTEC Annual Report	29

MANAGEMENT’S DISCUSSION AND ANALYSIS

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

Foreign Operations—We own and operate manufacturing operations in Mexico. As discussed above under “Joint Ventures and Majority Owned Subsidiaries”, we also have joint venture and majority owned investments in Mexico, Brazil, China and India. As these operations continue to expand, their success will depend, in part, on our and our partners’ ability to anticipate and effectively manage certain risks inherent in international operations, including: enforcing agreements and collecting receivables through certain foreign legal systems, payment cycles of foreign customers, compliance with foreign tax laws, general economic and political conditions in these countries and compliance with foreign laws and regulations. The success of these joint venture operations may be impacted by our partners’ ability to influence business decisions and therefore the operating results of the joint ventures could be adversely impacted. These influences, as well as conflicts or disagreements with our joint venture partners, could negatively impact the operations and financial results of our joint venture investments, which could have an adverse impact on our financial results. In addition, failure of our partners to be able to continue to fund their portion of the joint venture operations could have a material adverse effect on the financial condition and financial results of our joint venture investments, which could have a material adverse effect on our financial results. The joint venture investments in China generated losses in 2012 and 2013 due to relocation costs associated with moves to a new facility and start-up costs associated with a new product line. These relocation costs and start-up costs have been financed internally and externally by VAST China. The impact of any future planned capital expenditures or future expansion by VAST LLC in China, Brazil and India, may result in the need for additional future capital contributions to fund the operations of these joint venture investments.

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

Given the significant financial impact on us relating to changes in the cost of our primary raw materials, commencing with fiscal 2008 and thereafter, we began quoting quarterly material price

2015 STRATTEC Annual Report	30

MANAGEMENT’S DISCUSSION AND ANALYSIS

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

Disruptions Due to Work Stoppages and Other Labor Matters—Our major customers and many of their suppliers have unionized work forces. Work stoppages or slow-downs experienced by our customers or their suppliers could result in slow-downs or closures of assembly plants where our products are included in assembled vehicles. For example, strikes by a critical supplier called by the United Auto Workers led to extended shut-downs of most of General Motors’ North American assembly plants in February 2008 and in 1998. A material work stoppage experienced by one or more of our customers could have an adverse effect on our business and our financial results. In addition, all production associates at our Milwaukee facility are unionized. A sixteen-day strike by these associates in June 2001 resulted in increased costs as all salaried associates worked with additional outside resources to produce the components necessary to meet customer requirements. The current contract with the unionized associates is effective through September 17, 2018. We may encounter further labor disruption and we may also encounter unionization efforts in our other plants or other types of labor conflicts, any of which could have an adverse effect on our business and our financial results. Labor contracts between General Motors Company, Ford Motor Company and Fiat Chrysler Automobiles and their unionized associates under the United Auto Workers expire in September and October 2015. In addition, their respective labor agreements with the Canadian auto workers union expire in September 2016. Labor disruptions encountered by our customers during the contract period could have an adverse effect on our business and our financial results.

Compliance Related to Regulations Related to Conflict Minerals—We are required to disclose the use of tin, tantalum, tungsten and gold (collectively, “conflict minerals”) mined from the Democratic Republic of the Congo and adjoining countries (the “covered countries”) if a conflict mineral(s) is necessary to the functionality of a product manufactured, or contracted to be manufactured, by us. We may determine, as part of our compliance efforts, that certain products or components we obtain from our suppliers could contain conflict minerals. If we are unable to conclude that all our products are free from conflict minerals originating from covered countries, this could have a negative reputation on our business, reputation and/or results of operations. We may also encounter challenges to satisfy customers who require that our products be certified as conflict free, which could place us at a competitive disadvantage if we are unable to substantiate such a claim. Compliance with these rules could also affect the sourcing and availability of some of the minerals used in the manufacture of products or components we obtain from our suppliers, including our ability to obtain products or components in sufficient quantities and/or at competitive prices to sell to our customers.

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

2015 STRATTEC Annual Report	31

MANAGEMENT’S DISCUSSION AND ANALYSIS

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

STRATTEC Advanced Logic, LLC Joint Venture—As discussed under Joint Ventures and Majority Owned Subsidiaries herein, we maintain a 51 percent ownership interest in a joint venture, STRATTEC Advanced Logic, LLC (formerly known as NextLock, LLC), which was formed to introduce a new generation of biometric security products based upon the designs of Actuator Systems LLC, our partner and the owner of the remaining ownership interest. The success of this joint venture operation may be impacted by the failure of our partner to be able to continue to fund their portion of the joint venture operations, which could have an adverse impact on our financial results. Furthermore, conflicts or disagreements with our joint venture partner, could negatively impact the operations and financial results of our joint venture investment, which could have an adverse impact on our financial results. The biometric security business is highly competitive. Some of the companies in the biometric security business are significantly larger than STRATTEC Advanced Logic, LLC and have greater financial and technology capabilities. Our products may not be able to compete successfully both on price and technology features within our markets.

Warranty Claims—We are exposed to warranty claims in the event that our products fail to perform as expected, and we may be required to participate in the repair costs incurred by our customers for such products. Our largest customers have recently extended and/or expanded their warranty protection for their vehicles. Other automotive OEMs have similarly extended and/or expanded their warranty programs. We are engaged in ongoing discussions with our customers regarding warranty information and potential claims. The results of these discussions could result in additional warranty charges / claims in future periods. Depending on the nature of and the volume of vehicles involved in the potential warranty claims, these charges could be material to our financial statements. The extended and/or expanded warranty trend may also result in higher cost recovery claims by OEMs from suppliers whose products incur a higher rate of warranty claims above an OEM derived nominal level. Prior to fiscal 2010, we had experienced relatively low warranty charges from our customers due to our commercial arrangements and improvements in the quality, reliability and durability of our products. Due to our largest customers’ extension and/or expansion of their warranty protection programs and demands for higher warranty cost sharing arrangements from their suppliers in their terms and conditions of purchase, including STRATTEC, we increased our provision to cover warranty exposures during fiscal years 2010, 2011 and 2012. Moreover, in 2011 and 2012, our increased warranty provision was the result of our share of the cost associated with a specific warranty claim involving a product we supplied to one of our largest customers. In 2015, our increased warranty provision was the result of various known or expected customer warranty issues outstanding and estimated future warranty costs to be incurred as of June 2015 for which amounts were reasonably estimable. As additional information becomes available, actual results may differ from recorded estimates. If our customers demand higher warranty-related cost recoveries, or if our products fail to perform as expected, it could have a material adverse impact on our results of operations and financial condition.

Cyber Vulnerability—Cyber attacks or security breaches could compromise confidential, business critical information, cause a disruption in our operations or harm our reputation. While we have a cyber security monitoring program, a significant cyber attack could result in loss of critical business information and/or could negatively impact our operations, any of which could have a negative impact on our financial results.

2015 STRATTEC Annual Report	32

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Years Ended
	June 28, 2015	June 29, 2014	June 30, 2013
NET SALES	$411,475	$348,419	$298,179
Cost of goods sold	338,815	282,621	244,313

GROSS PROFIT	72,660	65,798	53,866
Engineering, selling, and administrative expenses	41,534	39,274	34,934
Loss on settlement of pension obligation	—	—	2,144

INCOME FROM OPERATIONS	31,126	26,524	16,788
Interest income	185	106	21
Equity (loss) income of joint ventures	(788)	957	(225)
Interest expense	(71)	(45)	(34)
Other income, net	3,481	272	329

INCOME BEFORE PROVISION FOR INCOME TAXES AND NON-CONTROLLING INTEREST	33,933	27,814	16,879
Provision for income taxes	9,382	8,674	5,366

NET INCOME	24,551	19,140	11,513
Net income attributable to non-controlling interest	3,897	2,716	2,138

NET INCOME ATTRIBUTABLE TO STRATTEC SECURITY CORPORATION	$20,654	$16,424	$9,375

COMPREHENSIVE INCOME:
NET INCOME	$24,551	$19,140	$11,513

Currency translation adjustments	(5,133)	(140)	736
Pension and postretirement plan funded status adjustment, net of tax	(1,851)	2,157	12,818

TOTAL OTHER COMPREHENSIVE (LOSS) INCOME	(6,984)	2,017	13,554

COMPREHENSIVE INCOME	17,567	21,157	25,067
Comprehensive income attributable to non-controlling interest	3,574	2,719	2,147

COMPREHENSIVE INCOME ATTRIBUTABLE TO STRATTEC SECURITY CORPORATION	$13,993	$18,438	$22,920

EARNINGS PER SHARE ATTRIBUTABLE TO STRATTEC SECURITY CORPORATION:
BASIC	$5.80	$4.70	$2.77

DILUTED	$5.66	$4.59	$2.72

AVERAGE SHARES OUTSTANDING:
BASIC	3,515	3,428	3,327
DILUTED	3,604	3,513	3,379

The accompanying Notes to Financial Statements are an integral part of these Consolidated Statements of Income and Comprehensive Income.

2015 STRATTEC Annual Report	33

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT SHARE AMOUNTS AND PER SHARE AMOUNTS)

	June 28, 2015	June 29, 2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$25,695	$19,756
Receivables, less allowance for doubtful accounts of $500 at June 28, 2015 and June 29, 2014	58,807	68,822
Inventories, net	34,786	30,502
Customer tooling in progress, net	3,473	5,292
Income taxes recoverable	1,006	—
Deferred income taxes	9,555	5,671
Other current assets	4,839	5,596

Total current assets	138,161	135,639
INVESTMENT IN JOINT VENTURES	15,326	9,977
OTHER LONG-TERM ASSETS	10,816	11,639
PROPERTY, PLANT AND EQUIPMENT, NET	71,126	55,781

	$235,429	$213,036

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$27,838	$36,053
Accrued liabilities:
Payroll and benefits	16,107	18,058
Environmental	1,383	1,397
Warranty	11,835	3,462
Income taxes	—	527
Other	7,572	5,766

Total current liabilities	64,735	65,263
COMMITMENTS AND CONTINGENCIES—see note on page 49

DEFERRED INCOME TAXES	4,595	5,127
BORROWINGS UNDER CREDIT FACILITY	10,000	2,500
ACCRUED PENSION OBLIGATIONS	1,331	1,619
ACCRUED POSTRETIREMENT OBLIGATIONS	1,657	2,223
OTHER LONG-TERM LIABILITIES	710	1,401
SHAREHOLDERS’ EQUITY:
Common stock, authorized 12,000,000 shares, $.01 par value, issued 7,151,154 shares at June 28, 2015 and 7,110,308 shares at June 29, 2014	71	71
Capital in excess of par value	89,560	87,054
Retained earnings	213,442	194,498
Accumulated other comprehensive loss	(26,859)	(20,198)
Less: Treasury stock at cost (3,624,454 shares at June 28, 2015 and 3,625,492 shares at June 29, 2014)	(135,902)	(135,919)

Total STRATTEC SECURITY CORPORATION shareholders’ equity	140,312	125,506
Non-controlling interest	12,089	9,397

Total shareholders’ equity	152,401	134,903

	$235,429	$213,036

The accompanying Notes to Financial Statements are an integral part of these Consolidated Balance Sheets.

2015 STRATTEC Annual Report	34

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Total	Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Non-Controlling Interest
BALANCE July 1, 2012	$87,398	$69	$80,621	$171,590	$(35,757)	$(135,971)	$6,846

Net income	11,513	—	—	9,375	—	—	2,138
Currency translation adjustments	736	—	—	—	727	—	9
Pension and postretirement funded status adjustment, net of tax of $7,857	12,818	—	—	—	12,818	—	—
Cash dividends declared ($0.40 per share)	(1,351)	—	—	(1,351)	—	—	—
Cash dividends paid to non-controlling interests of subsidiaries	(1,331)	—	—	—	—	—	(1,331)
Stock-based compensation and shortfall tax benefit	1,273	—	1,273	—	—	—	—
Stock Option Exercises	770	1	769	—	—	—	—
Employee stock purchases	54	—	21	—	—	33	—

BALANCE June 30, 2013	$111,880	$70	$82,684	$179,614	$(22,212)	$(135,938)	$7,662

Net income	19,140	—	—	16,424	—	—	2,716
Currency translation adjustments	(140)	—	—	—	(143)	—	3
Pension and postretirement funded status adjustment, net of tax of $1,268	2,157	—	—	—	2,157	—	—
Cash dividends declared ($0.44 per share)	(1,540)	—	—	(1,540)	—	—	—
Cash dividends paid to non-controlling interests of subsidiaries	(984)	—	—	—	—	—	(984)
Stock-based compensation and shortfall tax benefit	1,648	—	1,648	—	—	—	—
Stock Option Exercises	2,683	1	2,682	—	—	—	—
Employee stock purchases	59	—	40	—	—	19	—

BALANCE June 29, 2014	$134,903	$71	$87,054	$194,498	$(20,198)	$(135,919)	$9,397

Net income	24,551	—	—	20,654	—	—	3,897
Currency translation adjustments	(5,133)	—	—	—	(4,810)	—	(323)
Pension and postretirement funded status adjustment, net of tax of $1,087	(1,851)	—	—	—	(1,851)	—	—
Cash dividends declared ($0.48 per share)	(1,710)	—	—	(1,710)	—	—	—
Cash dividends paid to non-controlling interests of subsidiaries	(882)	—	—	—	—	—	(882)
Stock-based compensation and shortfall tax benefit	1,970	—	1,970	—	—	—	—
Stock Option Exercises	474	—	474	—	—	—	—
Employee stock purchases	79	—	62	—	—	17	—

BALANCE June 28, 2015	$152,401	$71	$89,560	$213,442	$(26,859)	$(135,902)	$12,089

The accompanying Notes to Financial Statements are an integral part of these Consolidated Statements of Shareholders’ Equity.

2015 STRATTEC Annual Report	35

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

	Years Ended
	June 28, 2015	June 29, 2014	June 30, 2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$24,551	$19,140	$11,513
Adjustments to reconcile net income to net cash provided by operating activities:
Equity loss (income) of joint ventures	788	(957)	225
Depreciation and amortization	8,815	8,267	7,490
Foreign currency transaction (gain) loss	(3,075)	36	395
Unrealized gain on peso option contracts	—	—	(395)
Loss on disposition of property, plant and equipment	154	170	100
Deferred income taxes	(3,330)	1,447	3,847
Stock based compensation expense	1,323	1,128	1,062
Loss on settlement of pension obligation	—	—	2,144
Change in operating assets and liabilities:
Receivables	9,155	(21,291)	(2,923)
Inventories	(4,284)	(6,190)	(3,076)
Other assets	(1,482)	(6,535)	2,809
Accounts payable and accrued liabilities	(1,463)	16,188	(7,553)
Other, net	307	116	27

Net cash provided by operating activities	31,459	11,519	15,665

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in joint ventures	(4,384)	—	(965)
Loan to Joint Venture	(315)	(285)	—
Additions to property, plant and equipment	(26,097)	(12,812)	(12,515)
Proceeds received on sale of property, plant and equipment	1	71	91

Net cash used in investing activities	(30,795)	(13,026)	(13,389)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings under credit facility	9,000	1,250	3,250
Repayments under credit facility	(1,500)	(1,000)	(1,000)
Exercise of stock options and employee stock purchases	553	2,742	823
Excess tax benefits from stock-based compensation	367	495	270
Dividends paid to non-controlling interests of subsidiaries	(882)	(984)	(1,331)
Dividends paid	(1,711)	(1,542)	(1,352)

Net cash provided by financing activities	5,827	961	660

FOREIGN CURRENCY IMPACT ON CASH	(552)	(5)	(116)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,939	(551)	2,820

CASH AND CASH EQUIVALENTS
Beginning of year	19,756	20,307	17,487

End of year	$25,695	$19,756	$20,307

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
CASH PAID DURING THE PERIOD FOR:
Income taxes	$14,754	$5,441	$3,701
Interest	$47	$42	$42
NON-CASH INVESTING ACTIVITIES:
Change in capital expenditures in accounts payable	$136	$—	$—
Guarantee of joint venture revolving credit facility	$995	$—	$—
Guarantee of joint venture contract	$250	$—	$—

The accompanying Notes to Financial Statements are an integral part of these Consolidated Statements of Cash Flows.

2015 STRATTEC Annual Report	36

NOTES TO FINANCIAL STATEMENTS

ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

STRATTEC SECURITY CORPORATION designs, develops, manufactures and markets automotive access control products including mechanical locks and keys, electronically enhanced locks and keys, steering column and instrument panel ignition lock housings, latches, power sliding side door systems, power lift gate systems, power deck lid systems, door handles and related products for primarily North American automotive customers. We also supply global automotive manufacturers through a unique strategic relationship with WITTE Automotive of Velbert, Germany and ADAC Automotive of Grand Rapids, Michigan. Under this relationship, STRATTEC, WITTE and ADAC market the products of each company to global customers under the “VAST” brand name (as more fully described herein). STRATTEC products are shipped to customer locations in the United States, Canada, Mexico, Europe, South America, Korea, China and India, and we provide full service and aftermarket support for our products. During 2013, we acquired a 51 percent ownership interest in a newly formed joint venture NextLock, LLC, which was formed to introduce a new generation of biometric security products based upon the designs of Actuator Systems LLC, our partner and the owner of the remaining ownership interest. Effective January 6, 2015, we changed the name of NextLock, LLC to STRATTEC Advanced Logic, LLC.

The accompanying consolidated financial statements reflect the consolidated results of STRATTEC SECURITY CORPORATION, its wholly owned Mexican subsidiary, STRATTEC de Mexico, and its majority owned subsidiaries, ADAC-STRATTEC, LLC and STRATTEC POWER ACCESS LLC. STRATTEC SECURITY CORPORATION is located in Milwaukee, Wisconsin. STRATTEC de Mexico is located in Juarez, Mexico. ADAC-STRATTEC, LLC and STRATTEC POWER ACCESS LLC have operations in El Paso, Texas and Juarez, Mexico. Equity investments in Vehicle Access Systems Technology LLC (“VAST LLC”) and STRATTEC Advanced Logic, LLC (formerly known as NextLock, LLC) for which we exercise significant influence but do not control and are not the primary beneficiary are accounted for using the equity method. VAST LLC consists primarily of three wholly owned subsidiaries in China, one wholly owned subsidiary in Brazil and one joint venture entity in India. STRATTEC Advanced Logic, LLC is located in El Paso, Texas. We have only one reporting segment.

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

New Accounting Standards: In August 2014, the FASB issued an update to the accounting guidance on determining when and how to disclose going-concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the financial statements are issued. An entity must provide certain disclosures if conditions or events raise substantial doubt about the entity’s ability to continue as a going concern. This accounting update is effective for annual and interim periods beginning on or after December 15, 2016, with early adoption permitted. We do not expect that the adoption of this pronouncement will have a material impact on our consolidated financial statements.

In May 2014, the FASB issued an update to the accounting guidance for the recognition of revenue arising from contracts with customers. The update supersedes most current revenue recognition guidance and outlines a single comprehensive model for revenue recognition based on the principle that an entity should recognize revenue in an amount that reflects the expected consideration to be received in the exchange of goods and services. The guidance update also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The guidance update is effective for annual reporting periods beginning after December 15, 2017 and becomes effective for us at the beginning of our 2019 fiscal year. We are currently assessing the impact that this guidance will have on our consolidated financial statements.

In February 2015, the FASB issued an update to the accounting guidance that amends current consolidation guidance by modifying the evaluation of whether limited partnerships and similar legal entities are variable interest entities or voting interest entities, eliminating the presumption that a general partner should consolidate a limited partnership, and affects the consolidation analysis of reporting entities that are involved with variable interest entities. The update is effective for interim and annual reporting periods beginning after December 15, 2015, with early adoption permitted. We do not expect that the adoption of this pronouncement will have a material impact on our consolidated financial statements.

Fiscal Year: Our fiscal year ends on the Sunday nearest June 30. The years ended June 28, 2015, June 29, 2014 and June 30, 2013 are each comprised of 52 weeks.

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

2015 STRATTEC Annual Report	37

NOTES TO FINANCIAL STATEMENTS

balances are placed in short-term commercial paper. As of June 28, 2015, $14.8 million of our cash and cash equivalents balance held by our foreign subsidiaries in Mexico was deemed to be permanently reinvested.

Derivative Instruments: We own and operate manufacturing operations in Mexico. As a result, a portion of our manufacturing costs are incurred in Mexican pesos, which causes our earnings and cash flows to fluctuate as a result of changes in the U.S. dollar / Mexican peso exchange rate. During fiscal 2013, we had agreements with Bank of Montreal that provided for two weekly Mexican peso currency option contracts to cover a portion of our weekly estimated peso denominated operating costs. The contracts with Bank of Montreal expired on June 28, 2013. The two weekly option contracts were for equivalent notional amounts. The contracts provided for the purchase of Mexican pesos at an average U.S. dollar / Mexican peso exchange rate of 12.40 if the spot rate at the weekly expiry date was below an average of 12.40 or for the purchase of Mexican pesos at an average U.S. dollar / Mexican peso exchange rate of 13.40 if the spot rate at the weekly expiry date was above an average of 13.40. Our objective in entering into these currency option contracts was to minimize our earnings volatility resulting from changes in exchange rates affecting the U.S. dollar cost of our Mexican operations. The Mexican peso option contracts were not used for speculative purposes and were not designated as hedges. As a result, all currency option contracts were recognized in our accompanying consolidated financial statements at fair value and changes in the fair value of the currency option contracts were reported in current earnings as part of Other Income, net. The premiums paid and received under the weekly Mexican peso currency option contracts netted to zero. As a result, premiums related to the contracts did not impact our earnings. No Mexican peso currency option contracts were in effect during fiscal 2015 or 2014 and none were outstanding as of June 28, 2015, June 29, 2014 or June 30, 2013.

The pre-tax effects of the Mexican peso option contracts on the accompanying Consolidated Statements of Income and Comprehensive Income consisted of the following (thousands of dollars):

	Other Income, net
	June 28, 2015	June 29, 2014	June 30, 2013
Not Designated as Hedging Instruments:
Realized gain	$—	$—	$27
Realized (loss)	$—	$—	$(39)
Unrealized gain	$—	$—	$395

Fair Value of Financial Instruments: The fair value of our cash and cash equivalents, accounts receivable, accounts payable, and borrowings under credit facility approximated book value as of June 28, 2015 and June 29, 2014. Fair Value is defined as the exchange price that would be received for an asset or paid for a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. There is an established fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable. Level 1—Quoted prices in active markets for identical assets or liabilities. These are typically obtained from real-time quotes for transactions in active exchange markets involving identical assets. Level 2—Inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly. These are typically obtained from readily-available pricing sources for comparable instruments. Level 3—Unobservable inputs, where there is little or no market activity for the asset or liability. These inputs reflect the reporting entity’s own assumptions of the data that market participants would use in pricing the asset or liability, based on the best information available in the circumstances. The following table summarizes our financial assets and liabilities measured at fair value on a recurring basis as of June 28, 2015 and June 29, 2014 (thousands of dollars):

	June 28, 2015				June 29, 2014
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Rabbi Trust Assets:
Stock Index Funds:
Small Cap	$372	$—	$—	$372	$346	$—	$—	$346
Mid Cap	365	—	—	365	226	—	—	226
Large Cap	490	—	—	490	448	—	—	448
International	438	—	—	438	446	—	—	446
Fixed Income Funds	679	—	—	679	754	—	—	754
Cash and Cash Equivalents	—	—	—	—	—	28	—	28

Total assets at fair value	$2,344	$—	$—	$2,344	$2,220	$28	$—	$2,248

The Rabbi Trust assets fund our supplemental executive retirement plan and are included in Other Long-Term Assets in the accompanying Consolidated Balance Sheets. There were no transfers between Level 1 and Level 2 assets during 2015 or 2014.

2015 STRATTEC Annual Report	38

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

	Balance, Beginning of Year	Provision for Doubtful Accounts	Net Write-Offs	Balance, End of Year
Year ended June 28, 2015	$500	$—	$—	$500
Year ended June 29, 2014	$500	$—	$—	$500
Year ended June 30, 2013	$500	$—	$—	$500

Inventories: Inventories are comprised of material, direct labor and manufacturing overhead, and are stated at the lower of cost or market using the first-in, first-out (“FIFO”) cost method of accounting. Inventories consisted of the following (thousands of dollars):

	June 28, 2015	June 29, 2014
Finished products	$11,358	$9,034
Work in process	7,746	7,386
Purchased materials	17,982	16,232

	37,086	32,652
Excess and obsolete reserve	(2,300)	(2,150)

Inventories, net	$34,786	$30,502

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

	Balance, Beginning of Year	Provision Charged to Expense	Amounts Written Off	Balance, End of Year
Year ended June 28, 2015	$2,150	$655	$505	$2,300
Year ended June 29, 2014	$1,500	$1,122	$472	$2,150
Year ended June 30, 2013	$1,300	$511	$311	$1,500

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

Repair and Maintenance Supply Parts: We maintain an inventory of repair and maintenance supply parts in support of operations. This inventory includes critical repair parts for all production equipment as well as general maintenance items. The inventory of critical repair parts is required to avoid disruptions in our customers’ just-in-time production schedules due to a lack of spare parts when equipment break-downs occur. All required critical repair parts are on hand when the related production equipment is placed in service and maintained to satisfy the customer model life production and service requirements, which may be 12 to 15 years. As repair parts are used, additional repair parts are purchased to maintain a minimum level of spare parts inventory. Depending on maintenance requirements during the life of the equipment, excess quantities of repair parts arise. Excess quantities are kept on hand and are not disposed of until the equipment is no longer in service. A repair and maintenance supply parts reserve is maintained to recognize the normal adjustment of inventory for obsolete and slow moving supply and maintenance parts. The adequacy of the reserve is reviewed periodically in relation to the repair parts inventory balances. The gross balance of the repair and maintenance supply parts inventory was approximately $2.9 million at June 28, 2015 and $2.3 million at June 29, 2014. The repair and maintenance supply parts inventory balance is included in Other Current Assets in the accompanying Consolidated Balance Sheets. The activity related to the repair and maintenance supply parts reserve was as follows (thousands of dollars):

2015 STRATTEC Annual Report	39

NOTES TO FINANCIAL STATEMENTS

	Balance, Beginning of Year	Provision Charged to Expense	Amounts Written Off	Balance, End of Year
Year ended June 28, 2015	$585	$348	$313	$620
Year ended June 29, 2014	$500	$102	$17	$585
Year ended June 30, 2013	$500	$195	$195	$500

Intangibles: Intangible assets that have defined useful lives were acquired in the purchase of the power sliding door, lift gate and deck lid system access control products from Delphi Corporation in 2009 and consist of patents, engineering drawings and software. The intangible assets balance is included in Other Long-term Assets in the accompanying Consolidated Balance Sheets. The carrying value and accumulated amortization were as follows (thousands of dollars):

	June 28, 2015	June 29, 2014
Patents, engineering drawings and software	$890	$890
Less: accumulated amortization	(651)	(552)

	$239	$338

The remaining useful life of the intangible assets in the table above is approximately 2.4 years. Intangible amortization expense was $99,000 for each of the years ended June 28, 2015, June 29, 2014 and June 30, 2013. Intangible amortization expense is expected to be $99,000 in each of fiscal years 2016 and 2017, $41,000 in fiscal 2018 and zero thereafter.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets as follows:

Classification	Expected Useful Lives
Land improvements	20 years
Buildings and improvements	15 to 35 years
Machinery and equipment	3 to 10 years

Property, plant and equipment consisted of the following (thousands of dollars):

	June 28, 2015	June 29, 2014
Land and improvements	$4,246	$3,269
Buildings and improvements	25,954	21,423
Machinery and equipment	164,367	148,025

	194,567	172,717
Less: accumulated depreciation	(123,441)	(116,936)

	$71,126	$55,781

Depreciation expense was as follows for the periods indicated (thousands of dollars):

Depreciation Expense
2015	$8,716
2014	$8,168
2013	$7,391

The gross and net book value of property, plant and equipment located outside of the United States, primarily in Mexico, were as follows (thousands of dollars):

	June 28, 2015	June 29, 2014
Gross book value	$87,876	$77,445
Net book value	$38,138	$29,804

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment recognized is measured by the excess of the carrying amount of the asset over the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less estimated costs to sell. There were no impairments recorded in the years ended June 28, 2015, June 29, 2014 or June 30, 2013.

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

2015 STRATTEC Annual Report	40

NOTES TO FINANCIAL STATEMENTS

Supplier Concentrations: The following inventory purchases were made from major suppliers during each fiscal year noted:

Fiscal Year	Percentage of Inventory Purchases	Number of Suppliers
2015	27%	5
2014	38%	7
2013	38%	7

We have long-term contracts or arrangements with most of our suppliers to guarantee the availability of raw materials and component parts.

Labor Concentrations: We had approximately 3,420 full-time associates of which approximately 260 or 7.6 percent were represented by a labor union at June 28, 2015. The associates represented by a labor union account for all production associates at our Milwaukee facility. The current contract with the unionized associates is effective through September 17, 2018.

Revenue Recognition: Revenue is recognized upon the shipment of products, which is when title passes, payment terms are final, we have no remaining obligations and the customer is required to pay. Revenue is recognized net of estimated returns and discounts, which is recognized as a deduction from revenue at the time of the shipment. Price concessions agreed to with customers are recorded as a reduction of sales at the later of when revenue related to the specific sales is recognized or the date at which the price concessions are offered and committed to.

Research and Development Costs: Expenditures relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. Research and development expenditures were approximately $280,000 in 2015, $700,000 in 2014 and $1.3 million in 2013.

Other Income, Net: Net other income included in the accompanying Consolidated Statements of Income and Comprehensive Income primarily included foreign currency transaction gains and losses, realized and unrealized gains and losses on our Mexican Peso option contracts, and Rabbi Trust gains. Foreign currency transaction gains and losses were the result of foreign currency transactions entered into by our Mexican subsidiaries and fluctuations in foreign currency cash balances. We entered into the Mexican Peso currency option contracts during fiscal 2013 to minimize earnings volatility resulting from changes in exchange rates affecting the U.S. dollar cost of our Mexican operations. The Rabbi Trust assets fund our amended and restated supplemental executive retirement plan. The investments held in the Trust are considered trading securities. The impact of these items for the periods presented was as follows (thousands of dollars):

	Years Ended
	June 28, 2015	June 29, 2014	June 30, 2013
Foreign currency transaction gain (loss)	$3,075	$(36)	$(395)
Rabbi Trust gain	96	211	164
Unrealized gain on Mexican peso option contracts	—	—	395
Realized loss on Mexican peso option contracts	—	—	(12)
Other	310	97	177

	$3,481	$272	$329

Self Insurance Plans: We have self-insured medical and dental plans covering all eligible U.S. associates. The claims handling process for the self-insured plans are managed by a third-party administrator. Stop-loss insurance coverage limits our liability on a per individual per calendar year basis. The per individual per calendar year stop-loss limit was $150,000 in each calendar year 2012 through 2015. Effective January 1, 2011, under Health Care Reform, there is no lifetime maximum for overall benefits.

The expected ultimate cost for claims incurred under the self-insured medical and dental plans as of the applicable balance sheet date is not discounted and is recognized as an expense on our Consolidated Statements of Income and Comprehensive Income. The expected ultimate cost of claims is estimated based upon the aggregate liability for reported claims and an estimated liability for claims incurred but not reported, which is based on an analysis of historical data, current health care trends and information available from the third-party administrator. The expected ultimate cost for claims incurred under the self-insured medical and dental plans that has not been paid as of the applicable balance sheet date is included in Accrued Liabilities: Payroll and Benefits in our accompanying Consolidated Balance Sheets.

Changes in the balance sheet amounts for self-insured plans were as follows (thousands of dollars):

	Balance, Beginning of Year	Provision Charged to Expense	Payments	Balance, End of Year
Year ended June 28, 2015	$420	$4,756	$4,756	$420
Year ended June 29, 2014	$420	$4,600	$4,600	$420
Year ended June 30, 2013	$320	$3,948	$3,848	$420

2015 STRATTEC Annual Report	41

NOTES TO FINANCIAL STATEMENTS

Warranty Reserve: We have a warranty liability recorded related to our known and potential exposure to warranty claims in the event our products fail to perform as expected, and in the event we may be required to participate in the repair costs incurred by our customers for such products. The recorded warranty liability balance involves judgment and estimates. Our liability estimate is based on an analysis of historical warranty data as well as current trends and information, including our customers’ recent extension and/or expansion of their warranty programs. In recent fiscal periods, our largest customers have extended their warranty protection for their vehicles and have since demanded higher warranty cost sharing arrangements from their suppliers in their terms and conditions to purchase, including from STRATTEC. The 2015 warranty provision included various known or expected customer warranty issues and estimated future warranty costs to be incurred as of June 2015 for which amounts were reasonably estimable. As additional information becomes available, actual results may differ from recorded estimates, which may require us to adjust the amount of our warranty provision. The 2013 warranty provision credit included the impact of favorable adjustments for warranty claims settled during that year.

Changes in the warranty reserve were as follows (thousands of dollars):

	Balance, Beginning of Year	Provision Charged (Credited) to Expense	Payments	Balance, End of Year
Year ended June 28, 2015	$3,462	$8,975	$602	$11,835
Year ended June 29, 2014	$2,500	$1,153	$191	$3,462
Year ended June 30, 2013	$4,958	$(404)	$2,054	$2,500

Foreign Currency Translation: The financial statements of our foreign subsidiaries and equity investees are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and the average exchange rate for each applicable period for sales, costs and expenses. Foreign currency translation adjustments are included as a component of other accumulated comprehensive loss. Foreign currency transaction gains and losses are included in other income, net in the accompanying Consolidated Statements of Income and Comprehensive Income.

Accumulated Other Comprehensive Loss: Accumulated other comprehensive loss was comprised of the following (thousands of dollars):

	June 28, 2015	June 29, 2014	June 30, 2013
Unrecognized pension and postretirement benefit liabilities, net of tax	$18,638	$16,787	$18,944
Foreign currency translation	8,221	3,411	3,268

	$26,859	$20,198	$22,212

Deferred taxes have not been provided for the foreign currency translation adjustments.

The following tables summarize the changes in accumulated other comprehensive loss (“AOCL”) for the years ended June 28, 2015 and June 29, 2014 (thousands of dollars):

	Year Ended June 28, 2015
	Foreign Currency Translation Adjustments	Retirement and Postretirement Plans	Total
Balance June 29, 2014	$3,411	$16,787	$20,198
Other comprehensive loss before reclassifications	5,133	5,654	10,787
Income tax	—	(2,092)	(2,092)

Net other comprehensive loss before reclassifications	5,133	3,562	8,695
Reclassifications:
Prior service credits(A)	—	753	753
Actuarial gains(A)	—	(3,468)	(3,468)

Total reclassifications before tax	—	(2,715)	(2,715)
Income Tax	—	1,004	1,004

Net reclassifications	—	(1,711)	(1,711)

Other comprehensive loss	5,133	1,851	6,984
Other comprehensive loss attributable to Non-Controlling interest	(323)	—	(323)

Balance June 28, 2015	$8,221	$18,638	$26,859

2015 STRATTEC Annual Report	42

NOTES TO FINANCIAL STATEMENTS

	Year Ended June 29, 2014
	Foreign Currency Translation Adjustments	Retirement and Postretirement Plans	Total
Balance June 30, 2013	$3,268	$18,944	$22,212
Other comprehensive loss (income) before reclassifications	140	(665)	(525)
Income tax	—	246	246

Net other comprehensive loss (income) before reclassifications	140	(419)	(279)
Reclassifications:
Prior service credits(A)	—	752	752
Actuarial gains(A)	—	(3,512)	(3,512)

Total reclassifications before tax	—	(2,760)	(2,760)
Income Tax	—	1,022	1,022

Net reclassifications	—	(1,738)	(1,738)

Other comprehensive loss (income)	140	(2,157)	(2,017)
Other comprehensive income attributable to Non-Controlling interest	3	—	3

Balance June 29, 2014	$3,411	$16,787	$20,198

(A)

Amounts reclassified are included in the computation of net periodic benefit cost, which is included in Cost of Goods Sold and Engineering, Selling and Administrative expenses in the accompanying Consolidated Statements of Income and Comprehensive Income. See the Note Retirement Plans and Postretirement Costs in these notes to financial statements.

Accounting For Stock-Based Compensation: We maintain an omnibus stock incentive plan. This plan provides for the granting of stock options, shares of restricted stock and stock appreciation rights. The Board of Directors has designated 1,850,000 shares of common stock available for the grant of awards under the plan. Remaining shares available to be granted under the plan as of June 28, 2015 were 253,989. Awards that expire or are cancelled without delivery of shares become available for re-issuance under the plan. We issue new shares of common stock to satisfy stock option exercises.

Nonqualified and incentive stock options and shares of restricted stock have been granted to our officers, outside directors and specified associates under the stock incentive plan. Stock options granted under the plan may not be issued with an exercise price less than the fair market value of the common stock on the date the option is granted. Stock options become exercisable as determined at the date of grant by the Compensation Committee of our Board of Directors. The options expire 5 to 10 years after the grant date unless an earlier expiration date is set at the time of grant. The options vest 1 to 4 years after the date of grant. Shares of restricted stock granted under the plan are subject to vesting criteria determined by the Compensation Committee of our Board of Directors at the time the shares are granted and have a minimum vesting period of three years from the date of grant. Restricted shares granted prior to August 2014 have voting and dividend rights, regardless of whether the shares are vested or unvested. Restricted shares granted during August 2014 and thereafter have voting rights, regardless of whether the shares are vested or unvested, but only have the right to receive cash dividends after such shares become vested. The restricted stock grants issued to date vest 3 years after the date of grant.

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

Unrecognized compensation cost as of June 28, 2015 related to stock options and restricted stock granted under the plan was as follows (thousands of dollars):

	Compensation Cost	Weighted Average Period over which Cost is to be Recognized (in years)
Stock options granted	$457	0.8
Restricted Stock granted	$1,325	1.0

2015 STRATTEC Annual Report	43

NOTES TO FINANCIAL STATEMENTS

Unrecognized compensation cost will be adjusted for any future changes in estimated and actual forfeitures.

Cash received from stock option exercises and the related income tax benefit were as follows (thousands of dollars):

Fiscal Year	Cash Received from Stock Option Exercises	Income Tax Benefit
2015	$474	$458
2014	$2,683	$729
2013	$770	$421

The intrinsic value of stock options exercised and the fair value of stock options vested were as follows (in thousands of dollars):

	Years Ended
	June 28, 2015	June 29, 2014	June 30, 2013
Intrinsic value of options exercised	$1,375	$2,134	$1,110
Fair value of stock options vested	$382	$444	$266

The grant date fair values and assumptions used to determine compensation expense were as follows:

Options Granted During	2015	2014	2013
Weighted average grant date fair value:
Options issued at grant date market value	n/a	n/a	n/a
Options issued above grant date market value	$34.93	$17.58	$10.48
Assumptions:
Risk free interest rates	1.90%	2.06%	0.95%
Expected volatility	57.83%	58.75%	57.58%
Expected dividend yield	0.62%	1.11%	1.69%
Expected term (in years)	6.0	6.0	6.0

The range of options outstanding as of June 28, 2015 was as follows:

	Number of Options Outstanding/Exercisable	Weighted Average Exercise Price Outstanding/Exercisable	Weighted Average Remaining Contractual Life Outstanding (In Years)
$10.92-$18.49	48,914/48,914	$15.30/$15.30	4.2
$22.47-$38.71	105,983/42,189	$29.41/$25.14	6.2
$79.73	9,010/—	$79.73/$—	9.1

		$27.97/$19.86

Income Taxes: Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and operating loss carry-forwards are expected to be recovered, settled or utilized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. We recognize the benefit of an income tax position only if it is more likely than not (greater than 50 percent) that the tax position will be sustained upon tax examination, based solely on the technical merits of the tax position. Otherwise, no benefit is recognized. The tax benefits recognized are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. Additionally, we accrue interest and related penalties, if applicable, on all tax exposures for which reserves have been established consistent with jurisdictional tax laws. Interest and penalties on uncertain tax positions are classified in the Provision for Income Taxes in the accompanying Consolidated Statements of Income and Comprehensive Income.

SUBSEQUENT EVENT

In July 2015, we entered into additional agreements with Bank of Montreal that provide for bi-weekly Mexican peso currency forward contracts covering the period October 6, 2015 through June 21, 2016. The contracts provide for the purchase of Mexican pesos at an average U.S. dollar / Mexican peso exchange rate of 16.00. The notional amount over the contract period totals $13.5 million. See further discussion under Organization and Summary of Significant Accounting Policies – Derivative Instruments included in these Notes to Financial Statements.

INVESTMENT IN JOINT VENTURES AND MAJORITY OWNED SUBSIDIARIES

We participate in certain Alliance Agreements with WITTE Automotive (“WITTE”) and ADAC Automotive (“ADAC”). WITTE, of Velbert, Germany, is a privately held automotive supplier. WITTE

2015 STRATTEC Annual Report	44

NOTES TO FINANCIAL STATEMENTS

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

VAST do Brasil services customers in South America. Effective March 21, 2014, VAST LLC purchased the remaining non-controlling interest in VAST do Brasil. VAST Fuzhou, VAST Great Shanghai and VAST Shanghai Co. (collectively known as VAST China), provides a base of operations to service our automotive customers in the Asian market. VAST LLC also maintains branch offices in South Korea and Japan in support of customer sales and engineering requirements.

Effective April 30, 2015, VAST LLC executed an agreement to become a 50:50 Joint Venture partner with Minda Management Services Limited an affiliate of both Minda Corporation Limited and Spark Minda, Ashok Minda Group of New Delhi, India (collectively “Minda”). VAST acquired a fifty percent equity interest in the former Minda-Valeo Security Systems joint venture entity, based in Pune, India, for approximately $12 million. This joint venture entity was renamed Minda-VAST Access Systems (“Minda-VAST”). The portion of the purchase price paid by each VAST LLC partner, STRATTEC, WITTE and ADAC, totaled $4 million. Minda-VAST will have operations in Pune and Delhi and is expected to have annual sales in excess of approximately $40 million. Minda and its affiliates cater to the needs of all major car, motorcycle, commercial vehicle, tractor and off-road vehicle manufacturers in India. They are a leading manufacturer in the Indian marketplace of security & access products, handles, automotive safety, restraint systems, driver information and telematics systems for both OEMs and the aftermarket.

The VAST LLC investments are accounted for using the equity method of accounting. The activities related to the VAST LLC joint ventures resulted in equity earnings of joint ventures to STRATTEC of approximately $1.3 million during 2015 and $1.3 million during 2014 and equity loss to joint ventures of approximately $147,000 during 2013. Relocation costs associated with a move to a new facility and start-up costs associated with a new product line negatively impacted the financial results of VAST China during the first half of fiscal 2013, which resulted in STRATTEC incurring an equity loss from joint ventures in 2013. During 2015, cash capital contributions totaling $13.2 million were made to VAST LLC in support of the acquisition of the 50 percent joint venture interest in Minda-VAST and in support of general operating expenses for VAST do Brasil. STRATTEC’s portion of the cash capital contributions totaled $4.4 million. No cash capital contributions were made to VAST LLC during 2014. During 2013, cash capital contributions totaling $600,000 were made to VAST LLC in support of general operating expenses. STRATTEC’s portion of the cash capital contributions totaled $200,000. Loans were made by each partner, STRATTEC, WITTE and ADAC, to VAST LLC totaling $215,000 for each partner in 2015 and $285,000 for each partner in 2014. The loans were made in support of VAST LLC’s purchase of the non-controlling interest in VAST do Brasil and in support of funding operating costs of the Brazilian entity.

In fiscal year 2007, we established a new entity with ADAC forming ADAC-STRATTEC LLC, a Delaware limited liability company. The new entity was created to establish injection molding and door handle assembly operations in Mexico. STRATTEC holds a 51 percent interest in ADAC-STRATTEC LLC. A Mexican entity, ADAC-STRATTEC de Mexico, exists and is wholly owned by ADAC-STRATTEC LLC. ADAC-STRATTEC LLC’s financial results are consolidated with the financial results of STRATTEC and resulted in increased net income to STRATTEC of approximately $2.6 million in 2015, $1.4 million in 2014 and $1.1 million in 2013.

Effective November 30, 2008, we established a new entity with WITTE forming STRATTEC POWER ACCESS LLC (“SPA”), which is 80 percent owned by STRATTEC. SPA supplies the North American portion of the power sliding door, lift gate and deck lid system access control products which were acquired from Delphi Corporation. The financial results of SPA are consolidated with the financial results of STRATTEC and resulted in reduced net income to STRATTEC of approximately $269,000 in 2015, and increased income to STRATTEC of approximately $1.5 million in 2014 and $1.0 million in 2013.

On April 5, 2013, we acquired a 51 percent ownership interest in a newly formed joint venture, STRATTEC Advanced Logic, LLC (formerly known as NextLock, LLC), which was formed to introduce a

2015 STRATTEC Annual Report	45

NOTES TO FINANCIAL STATEMENTS

new generation of biometric security products based upon the designs of Actuator Systems LLC, our partner and the owner of the remaining ownership interest. The initial capitalization of the STRATTEC Advanced Logic, LLC joint venture totaled $1.5 million. STRATTEC’s portion of the initial capitalization totaled $765,000. Our investment in STRATTEC Advanced Logic, LLC, for which we exercise significant influence but do not control and are not the primary beneficiary, is accounted for using the equity method. The activities related to the STRATTEC Advanced Logic, LLC joint venture resulted in an equity loss of joint ventures to STRATTEC of approximately $2.0 million in 2015, $367,000 in 2014 and $78,000 in 2013. Notwithstanding the existence of the STRATTEC Advanced Logic Credit Facility described herein, as a result of STRATTEC’s guaranty of such credit facility and as a result of borrowing limitations imposed by the bank under such credit facility, even though we maintain a 51 percent ownership interest in STRATTEC Advanced Logic, LLC, effective with our fiscal 2015 fourth quarter, 100 percent of the funding for STRATTEC Advanced Logic, LLC was being made through loans from STRATTEC to STRATTEC Advanced Logic, LLC in addition to the credit facility guarantee. Therefore, STRATTEC began recognizing 100 percent of the losses of STRATTEC Advanced Logic, LLC through Equity Loss (Earnings) of Joint Ventures in the accompanying Consolidated Statements of Income and Comprehensive Income. In addition, the following losses were included in our 2015 Equity (Loss) Earnings of Joint Ventures for STRATTEC Advanced Logic, LLC (thousands of dollars):

Loss on Guarantee of STRATTEC Advanced Logic, LLC Vendor Contract	$123
Loss on Loan to STRATTEC Advanced Logic, LLC	$100
Loss on Guarantee of STRATTEC Advanced Logic, LLC Credit facility	$488

The joint venture investments are included in the accompanying Consolidated Balance Sheets as follows (thousands of dollars):

	June 28, 2015	June 29, 2014
Investment in Joint Ventures:
Investment in VAST LLC	$15,326	$9,657
Investment in STRATTEC Advanced Logic, LLC	—	320

	$15,326	$9,977

Other Current Liabilities:
Investment in STRATTEC Advanced Logic, LLC	$402	$—

EQUITY (LOSS) EARNINGS OF JOINT VENTURES

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

	Years Ended
	June 28, 2015	June 29, 2014	June 30, 2013
Net sales	$124,929	$111,844	$92,388
Cost of goods sold	105,132	94,701	76,759

Gross profit	19,797	17,143	15,629
Engineering, selling and administrative expense	16,155	14,169	17,270

Income (loss) from operations	3,642	2,974	(1,641)
Other income, net	123	1,809	497

Income (loss) before provision for income taxes	3,765	4,783	(1,144)
Provision (benefit) for income taxes	41	810	(690)

Net income (loss)	$3,724	$3,973	$(454)

STRATTEC’s share of VAST LLC net Income (loss)	$1,241	$1,324	$(151)
Intercompany profit eliminations	10	—	4

STRATTEC’s equity earnings (loss) of VAST LLC	$1,251	$1,324	$(147)

2015 STRATTEC Annual Report	46

NOTES TO FINANCIAL STATEMENTS

	June 28, 2015	June 29, 2014
Cash and cash equivalents	$5,792	$8,267
Receivables, net	23,511	24,907
Inventories, net	13,792	12,649
Other current assets	12,479	7,720

Total current assets	55,574	53,543
Property, plant and equipment, net	26,070	23,949
Other long-term assets	15,413	2,779

Total assets	$97,057	$80,271

Current liabilities	$43,605	$44,436
Long-term liabilities	7,212	6,571

Total liabilities	$50,817	$51,007

Net assets	$46,240	$29,264

STRATTEC’s share of VAST LLC net assets	$15,413	$9,755

As discussed above under the note Investment in Joint Ventures and Majority Owned Subsidiaries, during 2013, we acquired a 51 percent ownership interest in a newly formed joint venture company, STRATTEC Advanced Logic, LLC (formerly known as NextLock, LLC), which was formed to introduce a new generation of biometric security products based upon the designs of Actuator Systems LLC, our partner. Effective February 16, 2015, STRATTEC Advanced Logic, LLC entered into a $1.5 million revolving credit facility (the “STRATTEC Advanced Logic Credit Facility”) with BMO Harris Bank N.A., which is fully guaranteed by STRATTEC. Interest on borrowings under the STRATTEC Advanced Logic Credit Facility is at varying rates based, at STRATTEC Advanced Logic, LLC’s option, on the London Interbank Offering Rate {“LIBOR”) plus 1.0 percent or the bank’s prime rate. The STRATTEC Advanced Logic Credit Facility currently has a maturity date of February 16, 2016. Outstanding borrowings under the STRATTEC Advanced Logic Credit Facility as of June 28, 2015 totaled $995,000. STRATTEC Advanced Logic, LLC is considered a variable interest entity based on the STRATTEC guarantee. STRATTEC is not the primary beneficiary and does not control the entity. Accordingly, our investment in STRATTEC Advanced Logic, LLC is accounted for using the equity method. As of June 28, 2015, STRATTEC has a recorded liability equal to the estimated fair value of the guarantee of $995,000, which amount is equal to the outstanding borrowings on the STRATTEC Advanced Logic Credit Facility as of June 28, 2015. The liability is included in Other Current Liabilities in the accompanying Consolidated Balance Sheets. STRATTEC’s proportionate share of the guarantee based on our ownership percentage in STRATTEC Advanced Logic, LLC totals $507,000, and accordingly, we have increased our investment in STRATTEC Advanced Logic, LLC as of June 28, 2015 by this amount. Our joint venture partner did not guarantee their proportionate share of the STRATTEC Advanced Logic Credit Facility. As a result, STRATTEC recorded a loss of $488,000 which is equal to our partner’s proportionate share, based upon their ownership interest in the joint venture, of the fair value of the STRATTEC guarantee. This loss is included in Equity Loss (Earnings) of Joint Ventures for 2015 in the accompanying Consolidated Statements of Income and Comprehensive Income.

Effective November 1, 2014, a license agreement was signed with Westinghouse allowing STRATTEC Advanced Logic, LLC to do business as Westinghouse Security. Payments required under this license agreement were guaranteed by STRATTEC. As of June 28, 2015, STRATTEC has recorded a liability equal to the estimated fair value of the guarantee of these payments of $250,000, which amount is equal to the future payments required to be made under the license agreement as of June 28, 2015. The liability is included in Other Long-term Liabilities in the accompanying Consolidated Balance Sheets. STRATTEC’s proportionate share of the guarantee of these payments based on our ownership percentage in STRATTEC Advanced Logic, LLC totals $127,000, and accordingly, we have increased our investment in STRATTEC Advanced Logic, LLC as of June 28, 2015 by this amount. Our joint venture partner did not guarantee their proportionate share of the payments required under the license agreement. As a result, STRATTEC recorded a loss of $123,000 which is equal to our partner’s proportionate share, based upon their ownership interest in the joint venture, of the fair value of the STRATTEC guarantee. This loss is included in Equity Loss (Earnings) of Joint Ventures for 2015 in the accompanying Consolidated Statements of Income and Comprehensive Income.

During 2015, a loan was made from STRATTEC to STRATTEC Advanced Logic, LLC in support of operating expenses and working capital needs. As of June 28, 2015, the outstanding loan amount totaled $100,000. A valuation reserve of $100,000 was recorded related to this loan as of June 28, 2015. The corresponding loss related to this valuation reserve is included in Equity Loss (Earnings) of Joint Ventures in the accompanying Consolidated Statements of Income and Comprehensive Income.

Notwithstanding the existence of the STRATTEC Advanced Logic Credit Facility described herein, as a result of STRATTEC’s guaranty of such credit facility and as a result of borrowing limitations imposed by the bank under such credit facility, even though we maintain a 51 percent ownership interest in STRATTEC Advanced Logic, LLC, effective with our fiscal 2015 fourth quarter, 100 percent of the funding for STRATTEC

2015 STRATTEC Annual Report	47

NOTES TO FINANCIAL STATEMENTS

Advanced Logic, LLC was being made by STRATTEC through loans. Therefore, STRATTEC began recognizing 100 percent of the losses of STRATTEC Advanced Logic, LLC through Equity Loss (Earnings) of Joint Ventures in the accompanying Consolidated Statements of Income and Comprehensive Income.

The following are summarized statements of operations and summarized balance sheet data for STRATTEC Advanced Logic (thousands of dollars):

	Years Ended
	June 28, 2015	June 29, 2014	June 30, 2013
Net sales	$49	$—	$—
Cost of goods sold	450	—	—

Gross profit (loss)	(401)	—	—
Engineering, selling and administrative expense	1,492	720	153

Income (loss) from operations	(1,893)	(720)	(153)
Other income (expense), net	(4)	—	—

Net income (loss)	(1,897)	$(720)	(153)

STRATTEC’s share of STRATTEC Advanced Logic, LLC loss	$(1,328)	$(367)	$(78)
Loss on Guarantee of STRATTEC Advanced Logic, LLC Vendor Contract	(123)	—	—
Loss on Loan to STRATTEC Advanced Logic, LLC	(100)	—	—
Loss on Guarantee of STRATTEC Advanced Logic, LLC Credit facility	(488)	—	—

STRATTEC’s equity loss of STRATTEC Advanced Logic, LLC	$(2,039)	$(367)	$(78)

		June 28, 2015	June 29, 2014
Cash and cash equivalents		$71	$611
Receivables, net		14	—
Inventories, net		246	—
Property, plant and equipment, net		—	20

Total assets		$331	$631

Current liabilities		$1,600	$4

Net (liabilities) assets		$(1,269)	$627

STRATTEC’s share of STRATTEC Advanced Logic, LLC net (liabilities) assets		$(647)	$320

We have sales of component parts to VAST LLC and STRATTEC Advanced Logic, LLC, purchases of component parts from VAST LLC, expenses charged to VAST LLC for engineering and accounting services and expenses charged from VAST LLC for general headquarter expenses. The following tables summarize the related party transactions with VAST LLC and STRATTEC Advanced Logic LLC for the periods indicated (thousands of dollars):

	2015	2014	2013
Sales to VAST LLC	$2,298	$231	$141
Sales to STRATTEC Advanced Logic, LLC	$157	$—	$—
Purchases from VAST LLC	$164	$233	$219
Expenses charged to VAST LLC	$832	$743	$517
Expenses charged from VAST LLC	$1,825	$1,261	$729

	June 28, 2015	June 29. 2014
Accounts receivable from VAST LLC	$118	$119
Accounts receivable from STRATTEC Advanced Logic, LLC(A)	$278	$—
Current loan receivable from STRATTEC Advanced Logic, LLC(A)	$100	$—
Long-term loan receivable from VAST LLC	$500	$285
Accounts payable to VAST LLC	$267	$98

(A)	Based on the current financial position of STRATTEC Advanced Logic, LLC, a valuation reserve has been established as of June 28, 2015 for the full amount of the receivable balance.

CREDIT FACILITIES AND GUARANTEES

STRATTEC has a $30 million secured revolving credit facility (the “STRATTEC Credit Facility”) with BMO Harris Bank N.A. ADAC-STRATTEC LLC has a $10 million secured revolving credit facility (the “ADAC-STRATTEC Credit Facility”) with BMO Harris Bank N.A., which is guaranteed by STRATTEC. The credit

2015 STRATTEC Annual Report	48

NOTES TO FINANCIAL STATEMENTS

facilities both expire on August 1, 2018. Borrowings under either credit facility are secured by our U.S. cash balances, accounts receivable, inventory and fixed assets located in the U.S. Interest on borrowings under the STRATTEC Credit Facility is at varying rates based, at our option, on LIBOR plus 1.0 percent or the bank’s prime rate. Interest on borrowings under the ADAC-STRATTEC Credit Facility for periods prior to January 22, 2014 was at varying rates based, at our option, on LIBOR plus 1.75 percent or the bank’s prime rate. As a result of an amendment to the ADAC-STRATTEC Credit Facility, effective January 22, 2014 and thereafter, interest on borrowings under this facility is based, at our option, on LIBOR plus 1.0 percent or the bank’s prime rate. Both credit facilities contain a restrictive financial covenant that requires the applicable borrower to maintain a minimum net worth level. The ADAC-STRATTEC Credit Facility includes an additional restrictive financial covenant that requires the maintenance of a minimum fixed charge coverage ratio. As of June 28, 2015, we were in compliance with all financial covenants.

Outstanding borrowings under the credit facilities referenced in the above paragraph were as follows (thousands of dollars):

	June 28, 2015	June 29, 2014
STRATTEC Credit Facility	$7,000	$—
ADAC-STRATTEC Credit Facility	$3,000	$2,500

Average outstanding borrowings and the weighted average interest rate under each such credit facility during 2015 and 2014 were as follows (thousands of dollars):

	Average Outstanding Borrowings		Weighted Average Interest Rate
	2015	2014	2015	2014
STRATTEC Credit Facility	$2,288	$—	1.2%	—%
ADAC-STRATTEC Credit Facility	$3,666	$2,643	1.2%	1.7%

We believe that the credit facilities referenced above are adequate, along with existing cash balances and cash flow from operations, to meet our anticipated capital expenditure, working capital, dividend and operating expenditure requirements.

Effective February 16, 2015, STRATTEC Advanced Logic, LLC (formerly known as NextLock LLC) entered into a $1.5 million revolving credit facility (the “STRATTEC Advanced Logic Credit Facility”) with BMO Harris Bank N.A., which is fully guaranteed by STRATTEC. Interest on borrowings under the STRATTEC Advanced Logic Credit Facility is at varying rates based, at STRATTEC Advanced Logic, LLC’s option, on LIBOR plus 1.0 percent or the bank’s prime rate. The STRATTEC Advanced Logic Credit Facility currently has a maturity date of February 16, 2016. Outstanding borrowings under the STRATTEC Advanced Logic Credit Facility as of June 28, 2015 totaled $995,000. As of June 28, 2015, STRATTEC has recorded a liability related to the guarantee of $995,000, which amount is equal to the outstanding borrowings on the STRATTEC Advanced Logic Credit Facility as of June 28, 2015, and which amount is also equal to the estimated fair value of the guarantee as of the June 28, 2015 balance sheet date. Effective November 1, 2014 a license agreement was signed with Westinghouse allowing STRATTEC Advanced Logic, LLC to do business as Westinghouse Security. STRATTEC guaranteed payments under the Westinghouse agreement. As of June 28, 2015, STRATTEC has recorded a liability related to the guarantee of $250,000, which amount is equal to the amount of the future payments required under the Westinghouse agreement as of June 28, 2015 and which amount is also equal to the estimated fair value of the guarantee as of the June 28, 2015 balance sheet date. See further discussion under Equity (Loss) Earnings of Joint Ventures included herein.

COMMITMENTS AND CONTINGENCIES

We are from time to time subject to various legal actions and claims incidental to our business, including those arising out of alleged defects, alleged breaches of contracts, product warranties, intellectual property matters and employment related matters. It is our opinion that the outcome of such matters will not have a material adverse impact on the consolidated financial position, results of operations or cash flows of STRATTEC. With respect to warranty matters, although we cannot ensure that the future costs of warranty claims by customers will not be material, we believe our established reserves are adequate to cover potential warranty settlements.

We have a reserve for estimated costs to remediate an environmental contamination site at our Milwaukee facility. The site was contaminated by a solvent spill, which occurred in 1985, from a former above ground solvent storage tank located on the east side of the facility. The reserve was initially established in 1995. Due to changing technology and related costs associated with active remediation of the site, in fiscal 2010 the reserve was adjusted based on updated third party estimates to adequately cover the cost for active remediation of the contamination. From 1995 through June 28, 2015, costs of approximately $492,000 have been incurred related to the installation of monitoring wells on the property and ongoing monitoring costs. We monitor and evaluate the site with the use of groundwater monitoring wells that are installed on the property. An environmental consultant samples these wells one or two times a year to determine the status of the contamination and the potential for remediation of the contamination by natural attenuation, the dissipation of the contamination over time to concentrations below applicable standards. If such sampling evidences a sufficient degree of and trend toward natural attenuation of the contamination, we may be able to obtain a closure letter from the regulatory authorities resolving the issue without the need

2015 STRATTEC Annual Report	49

NOTES TO FINANCIAL STATEMENTS

for active remediation. If a sufficient degree and trend toward natural attenuation is not evidenced by sampling, a more active form of remediation beyond natural attenuation may be required. The sampling has not yet satisfied all of the requirements for closure by natural attenuation. As a result, sampling continues and the reserve remains at an amount to reflect the estimated cost of active remediation. The reserve is not measured on a discounted basis. We believe, based on findings-to-date and known environmental regulations, that the environmental reserve of $1.4 million at June 28, 2015, is adequate.

At June 28, 2015, we had purchase commitments for zinc, other purchased parts and natural gas and minimum rental commitments under non-cancelable operating leases with a term in excess of one year which are payable as follows (thousands of dollars):

Fiscal Year	Purchase Commitments	Minimum Rental Commitments
2016	$12,987	$305
2017	$11,335	$247
2018	$10,503	$210
2019	$4,791	$83
2020	$—	$—

Rental expense under all non-cancelable operating leases was as follows (thousands of dollars):

Fiscal Year	Rental Expense
2015	$993
2014	$849
2013	$604

INCOME TAXES

The provision for income taxes consisted of the following (thousands of dollars):

	2015	2014	2013
Currently payable:
Federal	$9,891	$4,811	$(561)
State	657	252	185
Foreign	2,164	2,164	1,895

	12,712	7,227	1,519
Deferred tax (benefit) provision	(3,330)	1,447	3,847

	$9,382	$8,674	$5,366

The items accounting for the difference between income taxes computed at the Federal statutory tax rate and the provision for income taxes were as follows:

	2015	2014	2013
U.S. statutory rate	34.7%	34.5%	34.0%
State taxes, net of Federal tax benefit	0.7	1.0	2.0
Foreign subsidiaries	(1.3)	(0.9)	(2.2)
Non-controlling interest	(4.1)	(3.5)	(3.1)
Valuation allowance	—	—	(1.0)
Other	(2.4)	0.1	2.1

	27.6%	31.2%	31.8%

The components of deferred tax assets and (liabilities) were as follows (thousands of dollars):

	June 28, 2015	June 29, 2014
Deferred income taxes-current:
Repair and maintenance supply parts reserve	$229	$216
Payroll-related accruals	2,314	2,049
Environmental reserve	512	517
Inventory reserve	722	720
Allowance for doubtful accounts	185	185
Accrued warranty	3,250	966
Customer sales concession reserve	1,465	—
Other	878	1,018

	$9,555	$5,671

Deferred income taxes-noncurrent:
Accrued pension obligations	$(12,594)	$(11,741)
Unrecognized pension and postretirement benefit plan liabilities	11,125	10,038
Accumulated depreciation	(5,253)	(4,967)
Stock-based compensation	928	692
Postretirement obligations	(63)	171
NOL/credit carry-forwards	105	143
Other	1,157	537

	$(4,595)	$(5,127)

2015 STRATTEC Annual Report	50

NOTES TO FINANCIAL STATEMENTS

Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax basis and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered.

State operating loss and credit carry-forwards at June 28, 2015 resulted in future benefits of approximately $145,000 and expire in 2024. A valuation allowance of $40,000 has been recorded as of June 28, 2015 due to our assessment of the future realization of certain research and development credit carry-forward benefits. We do not currently anticipate having sufficient state taxable income to offset these credit carry-forwards.

Foreign income before the provision for income taxes was $5.9 million in 2015, $6.6 million in 2014 and $6.0 million in 2013. No provision for Federal income taxes was made on earnings of foreign subsidiaries and joint ventures that are considered permanently invested or that would be offset by foreign tax credits upon distribution. Such undistributed earnings at June 28, 2015 were approximately $30.6 million.

The total liability for unrecognized tax benefits was $460,000 as of June 28, 2015 and $1.4 million as of June 29, 2014 and was included in Other Long-term Liabilities in the accompanying Consolidated Balance Sheets. This liability includes approximately $437,000 of unrecognized tax benefits at June 28, 2015 and $1.3 million at June 29, 2014 and approximately $23,000 of accrued interest at June 28, 2015 and $113,000 at June 29, 2014. This liability does not include an amount for accrued penalties. The amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was approximately $32,000 at June 28, 2015 and $861,000 at June 29, 2014. We recognize interest and penalties related to unrecognized tax benefits in the provision for income taxes.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows for the years ended June 28, 2015 and June 29, 2014 (thousands of dollars):

	Year Ended
	June 28, 2015	June 29, 2014
Unrecognized tax benefits, beginning of year	$1,289	$1,510
Gross increases—tax positions in prior years	3	—
Gross decreases—tax positions in prior years	—	(215)
Gross increases—current period tax positions	146	59
Tax Years Closed	(1,001)	(65)

Unrecognized tax benefits, end of year	$437	$1,289

We or one of our subsidiaries files income tax returns in the United States (Federal), Wisconsin (state), Michigan (state) and various other states, Mexico and other foreign jurisdictions. Tax years open to examination by tax authorities under the statute of limitations include fiscal 2012 through for Federal, fiscal 2010 through 2015 for most states and calendar 2010 through 2014 for foreign jurisdictions.

RETIREMENT PLANS AND POSTRETIREMENT COSTS

We have a qualified, noncontributory defined benefit pension plan (“Qualified Pension Plan”) covering substantially all U.S. associates. Benefits are based on years of service and final average compensation. Our policy is to fund at least the minimum actuarially computed annual contribution required under the Employee Retirement Income Security Act of 1974 (ERISA). Plan assets consist primarily of listed equity and fixed income securities. Effective December 31,2009, an amendment to the Qualified Pension Plan discontinued the benefit accruals for salary increases and credited service rendered after that date. On April 2, 2014, our Board of Directors approved a resolution to terminate the Qualified Pension Plan. The termination of the Qualified Pension Plan is subject to the Internal Revenue Service’s (“IRS”) determination that the Qualified Pension Plan is qualified on termination. We believe it will take 18 to 24 months to finalize the complete termination of the Qualified Pension Plan after obtaining IRS approval. We have not yet received IRS approval that the qualified plan is qualified on termination. Additionally, we have amended the Qualified Pension Plan to provide that participants are 100 percent vested in their accrued benefits as of the effective date of the plan termination, to adopt a new standard for disability benefits that will apply when the plan’s assets are distributed due to the termination, to add a lump sum distribution for employees and terminated vested participants who are not in payment status when Qualified Pension Plan assets are distributed due to the termination and to make certain other conforming amendments to the Qualified Pension Plan to comply with applicable laws that may be required by the IRS or may be deemed necessary or advisable to improve the administration of the Qualified Pension Plan or facilitate its termination and liquidation. We also intend to make contributions to the Trust Fund for the Qualified Pension Plan to ensure that there are sufficient assets to provide all Qualified Pension Plan benefits as of the anticipated distribution date. The financial impact of

2015 STRATTEC Annual Report	51

NOTES TO FINANCIAL STATEMENTS

the plan termination will be recognized as a settlement of the Qualified Pension Plan liabilities. The settlement date and related financial impact have not yet been determined.

We have historically had in place a noncontributory supplemental executive retirement plan (“SERP”), which prior to January 1, 2014 was a nonqualified defined benefit plan that essentially mirrored the Qualified Pension Plan, but provided benefits in excess of certain limits placed on our Qualified Pension Plan by the Internal Revenue Code. As noted above, we froze our Qualified Pension Plan effective as of December 31, 2009 and the SERP provided benefits to participants as if the Qualified Pension Plan had not been frozen. Because the Qualified Pension Plan was frozen and because new employees were not eligible to participate in the Qualified Pension Plan, our Board of Directors adopted amendments to the SERP on October 8, 2013 that were effective as of December 31, 2013 to simplify the SERP calculation. The SERP is funded through a Rabbi Trust with BMO Harris Bank N.A. Under the amended SERP, participants received an accrued lump-sum benefit as of December 31, 2013 which was credited to each participant’s account. Going forward, each eligible participant will receive a supplemental retirement benefit equal to the foregoing lump sum benefit, plus an annual benefit accrual equal to 8% of the participant’s base salary and cash bonus, plus annual credited interest on the participant’s account balance. All current participants are fully vested in their account balances with any new individuals participating in the SERP effective on or after January 1, 2014 being subject to a five year vesting period. The SERP, which is considered a defined benefit plan under applicable rules and regulations, will continue to be funded through use of a Rabbi Trust to hold investment assets to be used in part to fund any future required lump sum benefit payments to participants. The foregoing amendments to the SERP did not have a material effect on our financial statements. During fiscal 2013, SERP benefits of approximately $5.8 million were cash settled using Rabbi Trust assets and current cash balances. We incurred a settlement charge to operations of approximately $2.1 million pre-tax as a result of a requirement to expense a portion of the unrealized actuarial losses due to the settlement of the SERP obligation. The charge had no effect on our aggregate equity balance because the unrealized actuarial losses were previously recognized during prior periods in accumulated other comprehensive loss. Accordingly, the effect of the settlement charge on our retained earnings was offset by a corresponding reduction in our accumulated other comprehensive loss. The Rabbi Trust assets had a value of $2.3 million and $2.2 million at June 28, 2015 and June 29, 2014, respectively, and are included in Other Long-Term Assets in the accompanying Consolidated Balance Sheets. The projected benefit obligation under the amended SERP was $1.6 million at June 28, 2015 and $1.9 million at June 29, 2014, respectively. The SERP liabilities are included in the pension tables below. However, the Rabbi Trust assets are excluded from the tables as they do not qualify as plan assets.

We also sponsor a postretirement health care plan for all U.S. associates hired prior to June 1, 2001. The expected cost of retiree health care benefits is recognized during the years the associates who are covered under the plan render service. Effective January 1, 2010, an amendment to the postretirement health care plan limited the benefit for future eligible retirees to $4,000 per plan year and the benefit is further subject to a maximum five year coverage period based on the associate’s retirement date and age. The postretirement health care plan is unfunded.

Amounts included in accumulated other comprehensive loss, net of tax, at June 28, 2015, which have not yet been recognized in net periodic benefit cost were as follows (thousands of dollars):

	Pension and SERP	Postretirement
Prior service cost (credit)	$21	$(1,715)
Net actuarial loss	17,160	3,171

	$17,181	$1,456

Prior service cost (credit) and unrecognized net actuarial losses included in accumulated other comprehensive loss at June 28, 2015 which are expected to be recognized in net periodic benefit cost in fiscal 2016, net of tax, for the pension, SERP and postretirement plans are as follows (thousands of dollars):

	Pension and SERP	Postretirement
Prior service cost (credit)	$7	$(481)
Net actuarial loss	1,539	388

	$1,546	$(93)

The following tables summarize the pension, SERP and postretirement plans’ income and expense, funded status and actuarial assumptions for the years indicated (thousands of dollars). We use a June 30 measurement date for our pension and postretirement plans.

2015 STRATTEC Annual Report	52

NOTES TO FINANCIAL STATEMENTS

	Pension and SERP Benefits			Postretirement Benefits
	Years Ended			Years Ended
	June 28, 2015	June 29, 2014	June 30, 2013	June 28, 2015	June 29, 2014	June 30, 2013
COMPONENTS OF NET PERIODIC BENEFIT COST:
Service cost	$64	$217	$216	$14	$15	$15
Interest cost	4,173	4,407	4,447	114	157	181
Expected return on plan assets	(6,174)	(6,442)	(6,126)	—	—	—
Amortization of prior service cost (credit)	11	12	12	(764)	(764)	(764)
Amortization of unrecognized net loss	2,775	2,665	4,453	693	847	898
Settlement loss	—	—	2,144	—	—	—

Net periodic benefit cost	$849	$859	$5,146	$57	$255	$330

	Pension and SERP Benefits		Postretirement Benefits
	2015	2014	2015	2014
WEIGHTED-AVERAGE ASSUMPTIONS:
Benefit Obligations:
Discount rate	4.53%	4.39%	4.53%	4.39%
Rate of compensation increases—SERP	3.0%	3.0%	n/a	n/a
Net Periodic Benefit Cost:
Discount rate	4.39%	5.02%	4.39%	5.02%
Expected return on plan assets	6.5%	7.5%	n/a	n/a
Rate of compensation increases—SERP	3.0%	3.0%	n/a	n/a
CHANGE IN PROJECTED BENEFIT OBLIGATION:
Benefit obligation at beginning of year	$97,445	$89,915	$2,929	$3,540
Service cost	64	217	14	15
Interest cost	4,173	4,407	114	157
Plan Amendments	—	(3)	—	—
Actuarial (gain) loss	2,118	7,030	(189)	(112)
Benefits paid	(4,471)	(4,121)	(689)	(671)

Benefit obligation at end of year	$99,329	$97,445	$2,179	$2,929

CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of year	$104,340	$90,434	$—	$—
Actual return on plan assets	2,450	14,021	—	—
Employer contribution	3,153	4,006	689	671
Benefits paid	(4,471)	(4,121)	(689)	(671)

Fair value of plan assets at end of year	$105,472	$104,340	$—	$—

Funded status-prepaid (accrued) benefit obligations	$6,143	$6,895	$(2,179)	$(2,929)

AMOUNTS RECOGNIZED IN CONSOLIDATED BALANCE SHEETS:
Other long-term assets	$7,733	$8,768	$—	$—
Accrued payroll and benefits (current liabilities)	(259)	(254)	(522)	(706)
Accrued benefit obligations (long-term liabilities)	(1,331)	(1,619)	(1,657)	(2,223)

Net amount recognized	$6,143	$6,895	$(2,179)	$(2,929)

CHANGES IN PLAN ASSETS AND BENEFIT OBLIGATIONS RECOGNIZED IN OTHER COMPREHENSIVE INCOME:
Net periodic benefit cost	$849	$859	$57	$255

Net actuarial (gain) loss	5,843	(550)	(189)	(112)
Prior service cost	—	(3)	—	—
Amortization of prior service (cost) credits	(11)	(12)	764	764
Amortization of unrecognized net loss	(2,775)	(2,665)	(693)	(847)

Total recognized in other comprehensive loss (income), before tax	3,057	(3,230)	(118)	(195)

Total recognized in net periodic benefit cost and other comprehensive loss (income), before tax	$3,906	$(2,371)	$(61)	$60

2015 STRATTEC Annual Report	53

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

	Pension		SERP
	June 28, 2015	June 29, 2014	June 28, 2015	June 29, 2014
Accumulated benefit obligation	$97,739	$95,573	$1,245	$1,422
Projected benefit obligation	$97,739	$95,573	$1,590	$1,872

For measurement purposes as it pertains to the estimated obligation associated with retirees prior to January 1, 2010, a 7.5 percent annual rate increase in the per capita cost of covered health care benefits was assumed for fiscal 2016; the rate was assumed to decrease gradually to 5 percent by the year 2022 and remain at that level thereafter.

The health care cost trend assumption has a significant effect on the postretirement benefit amounts reported. A 1% change in the health care cost trend rates would have the following effects (thousands of dollars):

	1% Increase	1% Decrease
Effect on total of service and interest cost components in fiscal 2015	$2	$(2)
Effect on postretirement benefit obligation as of June 28, 2015	$24	$(24)

We employ a total return investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of short and long-term plan liabilities, plan funded status and corporate financial condition. The investment portfolio primarily contains a diversified blend of equity and fixed income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks, as well as growth and value style managers, and small, mid and large market capitalizations. The investment portfolio does not include any real estate holdings, but has a small allocation to hedge funds. The investment policy of the plan prohibits investment in STRATTEC stock. Investment risk is measured and monitored on an ongoing basis through periodic investment portfolio reviews, annual liability measurements and periodic asset/liability studies. The pension plan weighted-average asset allocations by asset category were as follows for 2015 and 2014:

	Target Allocation	June 28, 2015	June 29, 2014
Equity investments	35%	35%	43%
Fixed-income investments	30	26	26
Cash	35	39	26
Other	—	—	5

Total	100%	100%	100%

The following is a summary, by asset category, of the fair value of pension plan assets at the June 30, 2015 and June 30, 2014 measurement dates (thousands of dollars):

	June 30, 2015				June 30, 2014
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Asset Category
Cash and cash equivalents	$—	$41,241	$—	$41,241	$—	$27,736	$—	$27,736
Equity Securities/Funds:
Small Cap	—	—	—	—	—	—	—	—
Mid Cap	10,766	—	—	10,766	10,866	—	—	10,866
Large Cap	17,965	—	—	17,965	21,920	—	—	21,920
International	8,483	—	—	8,483	11,728	—	—	11,728
Fixed Income Bond Funds/Bonds	5,041	21,925	—	26,966	4,884	21,771	—	26,655
Hedge Funds	—	—	51	51	—	—	5,435	5,435

Total	$42,255	$63,166	$51	$105,472	$49,398	$49,507	$5,435	$104,340

The following table summarizes the changes in Level 3 investments for the pension plan assets (thousands of dollars):

	Fair Value June 30, 2014	Net Purchases and Sales	Realized and Unrealized Gain, net	Fair Value June 30, 2015
Hedge Funds	$5,435	$(5,557)	$173	$51

There were no transfers in or out of Level 3 investments during the year ended June 30, 2015.

The expected long-term rate of return on U.S. pension plan assets used to calculate net periodic benefit cost was lowered to 5.45 percent for 2016 from 6.5 percent for 2015. The target asset allocation is 35 percent public equity and 65 percent fixed income/cash. The 6.5 percent is approximated by applying returns of 10 percent on public equity and 3 percent on fixed income to the target allocation. The actual historical returns are also relevant. Annualized returns for periods ended June 30, 2015 were 6.40 percent for 5 years, 4.67 percent for 10 years, 4.28 percent for 15 years, 5.80 percent for 20 years, 6.30 percent for 25 years and 7.29 percent for 30 years.

We expect to contribute approximately $3 million to our qualified pension plan and $522,000 to our postretirement health care plan in fiscal 2016. We do not expect to make contributions to our SERP in fiscal 2016. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid during the fiscal years noted below (thousands of dollars):

2015 STRATTEC Annual Report	54

NOTES TO FINANCIAL STATEMENTS

	Pension and SERP Benefits	Postretirement Benefits
2016	$5,033	$522
2017	$5,042	$432
2018	$5,292	$361
2019	$5,540	$277
2020	$5,857	$202
2021-2025	$31,164	$514

All U.S. associates may participate in our 401(k) Plan. We contribute 100 percent up to the first 5 percent of eligible compensation that a participant contributes to the plan. Our contributions to the 401(k) Plan were as follows (thousands of dollars):

	2015	2014	2013
Company Contributions	$1,729	$1,605	$1,464

SHAREHOLDERS’ EQUITY

We have 12,000,000 shares of authorized common stock, par value $.01 per share, with 3,526,700 and 3,484,816 shares outstanding at June 28, 2015 and June 29, 2014, respectively. Holders of our common stock are entitled to one vote for each share on all matters voted on by shareholders.

Our Board of Directors authorized a stock repurchase program to buy back up to 3,839,395 outstanding shares as of June 28, 2015. As of June 28, 2015, 3,655,322 shares have been repurchased under this program at a cost of approximately $136.4 million. No Shares were repurchased under this program during 2015 or 2014.

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

	2015	2014	2013
Net Income Attributable to STRATTEC	$20,654	$16,424	$9,375
Less: Income Attributable to Participating Securities	258	296	171

Net Income Attributable to Common Shareholders	$20,396	$16,128	$9,204

Weighted Average Shares of Common Stock Outstanding	3,515	3,428	3,327
Incremental Shares—Stock based Compensation	89	85	52

Diluted Weighted Average Shares of Common Stock Outstanding	3,604	3.513	3,379

Basic earnings Per Share	$5.80	$4.70	$2.77

Diluted Earnings Per Share	$5.66	$4.59	$2.72

We consider unvested restricted stock that provides the holder with a non-forfeitable right to receive dividends to be a participating security.

Options to purchase shares of common stock that were excluded from the calculation of diluted earnings per share because their inclusion would have been antidilutive were as follows:

Number of Options Excluded
June 28, 2015	10,000
June 29, 2014	—
June 30, 2013	248,000

STOCK OPTION AND PURCHASE PLANS

A summary of stock option activity under our stock incentive plan was as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Balance at July 1, 2012	332,800	$28.19
Granted	40,000	$25.64
Exercised	(55,845)	$13.78
Expired	(41,500)	$52.68
Terminated	(4,000)	$17.59

Balance at June 30, 2013	271,455	$27.19

Granted	40,000	$38.71
Exercised	(92,256)	$29.08
Expired	(22,500)	$58.33
Terminated	(11,457)	$30.61

Balance at June 29, 2014	185,242	$24.73

Granted	10,000	$79.73
Exercised	(22,746)	$20.83
Terminated	(8,589)	$37.43

Balance at June 28, 2015	163,907	$27.97	5.8	$7,018

Exercisable as of:
June 28, 2015	91,103	$19.86	4.1	$4,592
June 29, 2014	76,699	$16.91	4.3	$3,769
June 30, 2013	139,955	$29.95	4.4	$2,104
Available for grant as of June 28, 2015	253,989

2015 STRATTEC Annual Report	55

NOTES TO FINANCIAL STATEMENTS

Options granted at a price greater than the market value on the date of grant included in the table above were as follows:

	2015	2014	2013
Shares	10,000	40,000	40,000
Exercise Price	$79.73	$38.71	$25.64

A summary of restricted stock activity under our stock incentive plan was as follows:

	Shares	Weighted Average Grant Date Fair Value
Nonvested Balance at July 1, 2012	49,400	$20.45

Granted	24,150	$23.69
Vested	(10,400)	$15.44
Forfeited	(1,900)	$25.49

Nonvested Balance at June 30, 2013	61,250	$22.42

Granted	24,950	$37.29
Vested	(19,350)	$20.40
Forfeited	(3,250)	$27.88

Nonvested Balance at June 29, 2014	63,600	$28.64

Granted	25,000	$70.90
Vested	(18,100)	$23.02
Forfeited	(4,150)	$45.71

Nonvested Balance at June 28, 2015	66,350	$45.03

We have an Employee Stock Purchase Plan to provide substantially all U.S. full-time associates an opportunity to purchase shares of STRATTEC common stock through payroll deductions. A participant may contribute a maximum of $5,200 per calendar year to the plan. On the last day of each month or if such date is not a trading day on the most recent previous trading day, participant account balances are used to purchase shares of our common stock at the average of the highest and lowest reported sales prices of a share of STRATTEC common stock on the NASDAQ Global Market. A total of 100,000 shares may be issued under the plan. Shares issued from treasury stock under the plan totaled 1,038 at an average price of $76.06 during 2015, 1,181 at an average price of $49.53 during 2014 and 2,000 at an average price of $26.88 during 2013. A total of 69,132 shares remain available for purchase under the plan as of June 28, 2015.

EXPORT SALES

Total export sales, sales from the United States to locations outside of the United States, and countries for which customer sales accounted for ten percent or more of total net sales are summarized as follows (thousands of dollars and percent of total net sales):

	2015		2014		2013
	Net Sales	%	Net Sales	%	Net Sales	%
Export Sales	$141,584	34%	$119,099	34%	$111,159	37%
Export Sales into Canada	$60,987	15%	$76,736	22%	$69,221	23%

PRODUCT SALES

Sales by product group were as follows (thousands of dollars and percent of total net sales):

	2015		2014		2013
	Net Sales	%	Net Sales	%	Net Sales	%
Keys & Locksets	$114,287	28%	$115,379	33%	$102,157	34%
Aftermarket & OE Service	78,717	19%	49,586	14%	36,487	12%
Power Access	68,078	16%	60,141	17%	56,443	19%
Door Handles & Exterior Trim	60,864	15%	48,034	14%	37,225	13%
Driver Controls	57,894	14%	53,729	16%	51,032	17%
Latches	24,320	6%	14,664	4%	9,385	3%
Other	7,315	2%	6,886	2%	5,450	2%

	$411,475	100%	$348,419	100%	$298,179	100%

SALES AND RECEIVABLE CONCENTRATION

Sales to our largest customers were as follows (thousands of dollars and percent of total net sales):

	2015		2014		2013
	Net Sales	%	Net Sales	%	Net Sales	%
Fiat Chrysler Automobiles	$116,914	28%	$117,502	34%	$95,476	32%
General Motors Company	105,809	26%	79,526	23%	56,972	19%
Ford Motor Company	45,415	11%	46,619	13%	44,773	15%

	$268,138	65%	$243,647	70%	$197,221	66%

Receivables from our largest customers were as follows (thousands of dollars and percent of gross receivables):

	June 28, 2015		June 29, 2014
	Receivables	%	Receivables	%
Fiat Chrysler Automobiles	$17,060	29%	$22,202	32%
General Motors Company	8,751	15%	20,717	30%
Ford Motor Company	7,340	12%	6,358	9%

	$33,151	56%	$49,277	71%

2015 STRATTEC Annual Report	56

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

Management assessed the Corporation’s system of internal control over financial reporting as of June 28, 2015, in relation to criteria for effective internal control over financial reporting as described in “Internal Control – Integrated Framework (2013),” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, management concluded that, as of June 28, 2015, its system of internal control over financial reporting was effective and met the criteria of the “Internal Control – Integrated Framework”. Deloitte & Touche LLP, independent registered public accounting firm, has issued an attestation report on the Corporation’s internal control over financial reporting, which is included herein.

Frank J. Krejci	Patrick J. Hansen
President and	Senior Vice President and
Chief Executive Officer	Chief Financial Officer

2015 STRATTEC Annual Report	57

REPORTS

REPORT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM

To the Board of Directors and Shareholders of STRATTEC SECURITY CORPORATION:

We have audited the internal control over financial reporting of STRATTEC SECURITY CORPORATION and subsidiaries (the “Company”) as of June 28, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report on Management’s Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 28, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended June 28, 2015 of the Company and our report dated September 4, 2015 expressed an unqualified opinion on those consolidated financial statements.

Deloitte & Touche LLP

Milwaukee, Wisconsin

September 4, 2015

2015 STRATTEC Annual Report	58

REPORTS

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of STRATTEC SECURITY CORPORATION:

We have audited the accompanying consolidated balance sheets of STRATTEC SECURITY CORPORATION and subsidiaries (the “Company”) as of June 28, 2015 and June 29, 2014, and the related consolidated statements of income and comprehensive income (loss), shareholders’ equity, and cash flows for each of the three years in the period ended June 28, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of STRATTEC SECURITY CORPORATION and subsidiaries as of June 28, 2015 and June 29, 2014, and the results of their operations and their cash flows for the three years in the period ended June 28, 2015, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of June 28, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 4, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Deloitte & Touche LLP

Milwaukee, Wisconsin

September 4, 2015

2015 STRATTEC Annual Report	59

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

	Fiscal Years
	2015	2014	2013	2012	2011
INCOME STATEMENT DATA
Net sales	$411,475	$348,419	$298,179	$279,234	$260,933
Gross profit	72,660	65,798	53,866	50,263	42,163
Engineering, selling, and administrative expenses	41,534	39,274	34,934	33,920	33,443
Loss on settlement of pension obligation	—	—	2,144	—	—

Income from operations	31,126	26,524	16,788	16,343	8,720
Interest income	185	106	21	69	119
Equity (loss) earnings of joint ventures	(788)	957	(225)	(1,071)	1,246
Interest expense	(71)	(45)	(34)	(81)	(175)
Other income, net	3,481	272	329	582	220

Income before taxes and non-controlling interest	33,933	27,814	16,879	15,842	10,130
Provision for income taxes	9,382	8,674	5,366	3,589	2,540

Net income	24,551	19,140	11,513	12,253	7,590
Net income attributable to non-controlling interest	3,897	2,716	2,138	3,460	2,172

Net income attributable to STRATTEC SECURITY CORPORATION	$20,654	$16,424	$9,375	$8,793	$5,418

Earnings per share attributable to STRATTEC SECURITY CORPORATION:
Basic	$5.80	$4.70	$2.77	$2.66	$1.65
Diluted	$5.66	$4.59	$2.72	$2.64	$1.63
Cash dividends declared per share	$0.48	$0.44	$0.40	$0.40	$1.20

BALANCE SHEET DATA
Net working capital	$73,426	$70,376	$55,774	$44,318	$43,414
Total assets	$235,429	$213,036	$169,500	$166,038	$148,088
Long-term liabilities	$18,293	$12,870	$6,895	$21,667	$7,036
Total STRATTEC SECURITY CORPORATION
Shareholders’ equity	$140,312	$125,506	$104,218	$80,552	$86,215

2015 STRATTEC Annual Report	60

FINANCIAL SUMMARY

QUARTERLY FINANCIAL DATA (UNAUDITED)

The following data are in thousands of dollars except per share amounts.

				Net Income Attributable to	Earnings Per Share		Cash Dividends Declared	Market Price Per Share
	Quarter	Net Sales	Gross Profit	STRATTEC	Basic	Diluted	Per Share	High	Low
2015	First	$122,242	$28,057	$9,300	$2.63	$2.55	$0.12	$89.87	$60.45
	Second	101,990	18,452	5,778	1.62	1.58	0.12	$110.96	$72.13
	Third	88,817	15,751	4,376	1.23	1.20	0.12	$86.98	$60.29
	Fourth(1)	98,426	10,400	1,200	0.34	0.33	0.12	$89.89	$60.11

	TOTAL	$411,475	$72,660	$20,654	$5.80	$5.66	$0.48

2014	First	$79,595	$14,515	$3,211	$0.93	$0.91	$0.11	$41.73	$35.10
	Second	81,484	15,943	3,873	1.11	1.09	0.11	$47.66	$37.22
	Third	85,278	14,892	3,601	1.03	1.00	0.11	$77.83	$43.04
	Fourth	102,062	20,448	5,739	1.62	1.58	0.11	$73.95	$59.16

	TOTAL	$348,419	$65,798	$16,424	$4.70	$4.59	$0.44

(1)	Our 2015 fiscal fourth quarter was impacted by approximately $8.5 million of customer warranty provisions for expected warranty payments to be settled in future periods. Also impacting our 2015 fiscal fourth quarter was an equity loss from our investment in our STRATTEC Advanced Logic, LLC joint venture of $1.1 million. Notwithstanding the existence of the STRATTEC Advanced Logic Credit Facility described herein, as a result of STRATTEC’s guaranty of such credit facility and as a result of borrowing limitations imposed by the bank under such credit facility, even though we maintain a 51 percent ownership interest in STRATTEC Advanced Logic, LLC, effective with our fiscal 2015 fourth quarter, 100 percent of the funding for STRATTEC Advanced Logic, LLC was being made through loans from STRATTEC to STRATTEC Advanced Logic, LLC in addition to the credit facility guarantee. Therefore, STRATTEC began recognizing 100 percent of the losses of STRATTEC Advanced Logic, LLC in our Consolidated Statements of Income and Comprehensive Income beginning with our 2015 fiscal fourth quarter. In addition, the following losses are included in our 2015 fiscal fourth quarter equity loss of joint ventures for STRATTEC Advanced Logic, LLC (thousands of dollars):

Loss on Guarantee of STRATTEC Advanced Logic, LLC Vendor Contract	$123
Loss on Loan to STRATTEC Advanced Logic, LLC	$100
Loss on Guarantee of STRATTEC Advanced Logic, LLC Credit facility	$121

Registered shareholders of record at June 28, 2015 were 1,354.

2015 STRATTEC Annual Report	61

PERFORMANCE GRAPH

The chart below shows a comparison of the cumulative return since June 27, 2010 had $100 been invested at the close of business on June 27, 2010 in STRATTEC Common Stock, the NASDAQ Composite Index (all issuers), and the Dow Jones U.S. Auto Parts Index.

	6/27/10	7/3/11	7/1/12	6/30/13	6/29/14	6/28/15
STRATTEC Security Corporation**	100.00	96.00	97.31	175.81	313.51	335.47
NASDAQ Composite Index	100.00	132.14	142.90	169.55	223.20	253.21
Dow Jones U.S. Auto Parts Index	100.00	168.39	129.92	186.36	253.31	273.08

*	$100 invested on 6/27/10 in stock or in index, including reinvestment of dividends. Indexes calculated on a month-end basis.
**	The Friday fiscal year end closing price of STRATTEC Common Stock on June 25, 2010 was $22.01, the closing price on July 1, 2011 was $21.13, the closing price on June 29, 2012 was $21.04, the closing price on June 28, 2013 was $37.36, the closing price on June 27, 2014 was $66.06 and the closing price on June 26, 2015 was $70.26.

2015 STRATTEC Annual Report	62

DIRECTORS / OFFICERS
SHAREHOLDERS' INFORMATION

63

*STRATTEC Board of Directors: (Left to Right)
Frank J. Krejci, Thomas W. Florsheim, Jr., Michael J. Koss, David R. Zimmer, Harold M. Stratton II*

STRATTEC

BOARD OF DIRECTORS

Harold M. Stratton II, 67
Chairman of the Board

Frank J. Krejci, 65
President and Chief Executive Officer

Thomas W. Florsheim, Jr., 57
Chairman and Chief Executive Officer of Weyco Group, Inc.
Director of Weyco Group, Inc.

Michael J. Koss, 61
Chairman, President and Chief Executive Officer of Koss Corporation
Director of Koss Corporation

David R. Zimmer, 69
Retired Managing Partner of Stonebridge Business Partners

CORPORATE OFFICERS

Frank J. Krejci, 65

Patrick J. Hansen, 56
Senior Vice President-Chief Financial Officer, Treasurer and Secretary

Rolando J. Guillot, 47
Vice President-Mexican Operations

Brian J. Reetz, 57
Vice President-Security Products

Richard P. Messina, 49
Vice President-Global Sales and Access Control Products

SHAREHOLDERS' INFORMATION

Annual Meeting
The Annual Meeting of Shareholders will convene at 8:00 a.m. (CDT) on October 6, 2015, at the Radisson Hotel,
7065 North Port Washington Road,
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

Transfer Agent and Registrar
Wells Fargo Bank, N.A.
Shareholder Services
1110 Centre Pointe Curve
Suite 101
Mendota Heights, MN 55120-4100
1.800.468.9716

*STRATTEC Corporate Officers: (Left to Right)
Richard P. Messina, Patrick J. Hansen, Frank J. Krejci, Brian J. Reetz, Rolando J. Guillot*

VAST

2015 STRATTEC Annual Report

STRATTEC ... The Trusted Leader
In Automotive Access Control Products

107 YEARS OF AUTOMOTIVE HISTORY.

STRATTEC

20 YEARS AS A SEPARATE PUBLIC COMPANY.

VAST

15 YEARS OF GLOBAL PARTNERSHIP.

STRATTEC
Nasdaq
STRT

And this year...

ADDED TO THE RUSSELL 2000 STOCK INDEX.

STRATTEC SECURITY CORPORATION
HEADQUARTERS
3333 WEST GOOD HOPE ROAD
MILWAUKEE, WI 53209
PHONE 414.247.3333
www.strattec.com