Form 10-K, Exhibit 13
period 2017-07-02
STRATTEC SECURITY CORP
filed 2017-09-07
CIK 933034

Exhibit 13

STRATTEC

2017 Annual Report

READY FOR THE ROAD AHEAD.

READY FOR THE ROAD AHEAD.

ADAC STRATTEC

EXPANDING OUR PRODUCT FAMILY WITH A NEW FACILITY IN LEON, MEXICO.

STRATTEC STRATEGIC FOCUS

This annual report contains a significant amount of information about the activity and results of our efforts. It is valuable to clearly articulate the guiding principles which drive the thinking behind our day-to-day decisions and the establishment of our long term strategic direction.

COLLABORATION

For nearly two decades, we have successfully partnered with Witte Automotive and ADAC Automotive under the brand name of VAST, which is an acronym for Vehicle Access System Technology. We share ideas, expenses, and product development and support each other with manufacturing capabilities. It has resulted in a family of related products and worldwide support to better serve our customers. To better describe our partnership, we are now in the process of re-branding the name to VAST Automotive Group.

GLOBALIZATION

To service our customers in the automotive industry, we must be able to offer global support. In addition to STRATTEC's production facilities in the USA and Mexico, through our VAST partnership, our global footprint to support customer needs includes China, India, Germany, Czech Republic, Bulgaria, Brazil, Japan and Korea.

EFFICIENT USE OF CAPITAL

Economic Value Added (EVA®) is fundamental to our decision making. Not only are we looking at opportunities to grow our profitability, but we also place significant consideration on the amount of assets needed to achieve our goals. We are mindful of our true cost of capital, not just the prevailing interest rate. Our focus typically has a five year time horizon, which is consistent with the expected life of many vehicle platforms. While we may suffer less than desirable returns in the early years of the investment, we plan for an attractive return over the life of the project.

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

2017 ANNUAL REPORT

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

LETTER TO THE SHAREHOLDERS

Dear STRATTEC Shareholders,

As a company, we were not satisfied with Fiscal 2017’s performance, both from an earnings and an EVA® perspective. While making progress in certain areas, it was not reflected in our scorecard. Because our financial operating results did not reach satisfactory hurdle rates this past year, we are committed to doing better next year and there are good reasons why this should happen.

Fiscal 2017’s profits were reduced due to sizable investments in product engineering that we were making for upcoming production releases. Other impacts came from situations where we could have done better or initiatives which didn’t materialize due to factors beyond our control. For example, our 2015 investment in India was based on aggressive growth plans by our customers. Now General Motors and Ford are either pulling out or cutting back in India.

Our efforts toward diversification of technology and markets have not been successful. We originally invested in STRATTEC Advanced Logic to bring new technology to the automotive market while at the same time leveraging our aftermarket distribution system into new non-automotive markets. Fingerprint recognition technology is still promising, but the path to profitability has proved to be much more costly than planned. The business suffered from higher expenses, delayed product launches and slower than expected market acceptance. Without the impact of STRATTEC Advanced Logic, our Earnings Per Share would have been improved by over 20%.

Capital expenditures were above normal because of the construction of our new joint venture facility in Leon, Mexico plus the need for new equipment throughout our operations to support additional capacity and new product programs. We are excited about the recent completion of the construction phase of the Leon plant. It is designed to manufacture painted door handles for both existing and future customers currently in, or moving to that region. The start-up costs of building a new factory impacted us throughout Fiscal 2017. We expect these costs to continue over the next two fiscal years, but at a declining rate as we ramp up production. There has been a significant migration of automotive assembly to the central part of Mexico. Ultimately, our investment there will result in a significant increase in sales for ADAC-STRATTEC de Mexico.

ACTIONS

For Fiscal 2018, we are focused on efficiently launching new business already won, fine tuning processes, cutting marginally profitable business, reducing costs and making capital investments to insure quality and improve efficiency. We have already taken a number of actions which will have predictable and positive impacts on our profitability in 2018.

Effective July 1, we are no longer funding the losses of STRATTEC Advanced Logic. The burden of funding has been shifted to our joint venture partners who are actively trying to move the business forward.

A program is now in place to help us better understand the soft costs related to managing and producing some older products. As a result, an initiative is currently underway to phase out and/or institute substantial price increases for products which require inordinate amounts of support.

2017 STRATTEC Annual Report	2

LETTER TO THE SHAREHOLDERS

We have recently reduced salaried headcount to better align our organization with current strategies. While it is always difficult to separate loyal and talented Associates from the company, it is an action that needed to be taken.

By realigning priorities, we have freed up talented people to work on more critical projects. A new corporate team has been created to focus on cost reduction and process improvement. It is expected to ultimately generate significant benefits to our bottom line.

After winning record amounts of new business in Fiscal Year 2016, this year we were faced with very challenging timelines for design and production. I want to thank our Associates for their efforts to satisfy our customers’ needs and expectations. However, as part of this effort, we were faced with unusually high costs of external engineering services to execute on the new business. Those high engineering costs will not have to be repeated this year as we shift from a design phase to a production phase. Instead of costing money, production will begin to benefit us with additional sales and margin.

Lastly, we restructured our organization to ensure that our design and manufacturing processes meet stricter quality standards. A comprehensive Quality Improvement Plan was developed and is currently being implemented. The benefits of those changes are now just beginning to be realized.

VAST

VAST (Vehicle Access System Technology) is a unique partnership between STRATTEC and two privately owned companies, WITTE Automotive of Velbert Germany and ADAC Automotive of Grand Rapids, Michigan. We are now in the process of re-branding ourselves as the VAST Automotive Group, which is a better description of our partnership and our global business. Our jointly owned business in China remains strong and is showing good results. We are also seeing the benefits from better coordination between VAST China and the other VAST locations throughout the world. We are pleased with the progress made by our organizations in leveraging our collective strengths, technologies and global footprint.

SUMMARY

We have already taken actions to grow our business, focus our strategies and find ways to be more cost efficient and become more profitable. I appreciate the efforts of nearly 4000 STRATTEC Associates for working hard and taking steps to create a bright future for all of us. We are committed to make Fiscal 2018 a better year and to position ourselves for continued growth in profitability.

On behalf of your Board of Directors, your management team and myself, thank you, our fellow shareholders, for your continuing support during a year of less favorable results.

Sincerely,

Frank J. Krejci

President & Chief Executive Officer

2017 STRATTEC Annual Report	3

FINANCIAL HIGHLIGHTS

(IN MILLIONS)

	2017	2016	2015

Net Sales	$417.3	$401.4	$411.5
Gross Profit	60.2	64.8	72.7
Income from Operations	13.7	20.9	31.1
Net Income Attributable to STRATTEC	7.2	9.1	20.7
Total Assets	273.7	242.2	230.8
Total Debt	30.0	20.0	10.0
STRATTEC Shareholders’ Equity	151.1	139.3	140.3

ECONOMIC VALUE ADDED (EVA®)

We believe that EVA® represents an accurate measure of STRATTEC’s overall performance and shareholder value. All U.S. associates and many of our Mexico-based salaried associates participate in incentive plans that are based upon our ability to add economic value to the enterprise. The EVA® performance for 2017 was a negative $2.4 million which represents a $4.5 million reduction from 2016. (For further explanation of our EVA® Plan, see our 2017 definitive Proxy Statement.)

Net Operating Profit After Cash-Basis Taxes		$10.5
Average Monthly Net Capital Employed	$129.1
Cost of Capital	10%

Capital Charge		12.9

Economic Value Added		$(2.4)

EVA® is not a traditional financial measurement under U.S. GAAP and may not be similar to EVA® calculations used by other companies. However, STRATTEC believes the reporting of EVA® provides investors with greater visibility of economic profit. The following is a reconciliation of the relevant GAAP financial measures to the non-GAAP measures used in the calculation of STRATTEC’s EVA®.

Net Operating Profit After Cash-Basis Taxes:

2017 Net Income Attributable to STRATTEC as Reported	$7.2
Deferred Tax Provision	1.9
Other	1.4

Net Operating Profit After Cash-Basis Taxes	$10.5

Average Monthly Net Capital Employed:

Total STRATTEC Shareholders’ Equity as Reported at July 2, 2017	$151.1
Long-Term Liabilities	33.1
Long-Term Assets – Other than Property, Plant and Equipment	(33.1)
Other	(22.6)

Net Capital Employed At July 2, 2017	$128.5
Impact of 12 Month Average	0.6

Average Monthly Net Capital Employed	$129.1

EVA® is a registered trademark of Stern, Stewart & Co.

2017 STRATTEC Annual Report	4

COMPANY DESCRIPTION

BASIC BUSINESS

STRATTEC SECURITY CORPORATION designs, develops, manufactures and markets automotive access control products including mechanical locks and keys, electronically enhanced locks and keys, steering column and instrument panel ignition lock housings, latches, power sliding side door systems, power lift gate systems, power deck lid systems, door handles and related products for North American automotive customers. We also supply global automotive manufacturers through a unique strategic joint venture relationship with WITTE Automotive of Velbert, Germany and ADAC Automotive of Grand Rapids, Michigan called VAST Automotove Group (“VAST”). Under this relationship STRATTEC, WITTE and ADAC market each company’s products to global customers under the VAST brand name. Our products are shipped to customer locations in the United States, Canada, Mexico, Europe, South America, Korea, China and India, and we provide full service and aftermarket support.

HISTORY

The product line that became STRATTEC was part of Briggs & Stratton Corporation’s founding business in 1908. In 1995, STRATTEC was spun off from Briggs & Stratton through a tax-free distribution to the then-existing Briggs & Stratton shareholders and has been an independent public company for over twenty-two years.

Our history in the automotive security business spans almost 110 years. STRATTEC has been the world’s largest producer of automotive locks and keys since the late 1920s, and we currently maintain a dominant share of the North American markets for these products.

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

We are also developing additional access control products, including trunk latches, lift gate latches, tailgate latches, hood latches, side door latches and related hardware. With our acquisition of Delphi Corporation’s Power Products Group in fiscal 2009,we are now supplying power access devices for sliding side doors, lift gates and trunk lids. Through

2017 STRATTEC Annual Report	5

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

Direct sales to various OEMs represented approximately 74% of our total sales for fiscal 2017. The remainder of our revenue is received primarily through sales to the OEM service channels, the aftermarket and Tier 1 automotive supplier customers, and sales of certain products to non-automotive commercial customers.

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

The majority of our OEM products are sold in North America. While some exporting is done to Tier 1 and automotive assembly plants in Europe, Asia and South America, we are in the process of expanding our presence in these markets and elsewhere through the Vehicle Access Systems Technology LLC (VAST LLC) joint venture we jointly own with WITTE Automotive and ADAC Automotive. VAST is described in more detail on pages 8 and 9.

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

2017 STRATTEC Annual Report	6

COMPANY DESCRIPTION

that we currently do not supply on an OEM basis, including keys for Toyota, Honda and other popular domestic and import vehicles. This extended line of keys enables automotive repair specialists to satisfy consumer needs for repair or replacement parts. Our aftermarket activities are serviced through a warehousing operation in El Paso, Texas.

CUSTOMER SALES FOCUS

To bring the proper focus to the relationships with our major customers, we have seven customer-focused teams, each with a Director of Sales, one or two Engineering Program Managers and various Customer Application Engineers. In addition to customer teams for General Motors, Ford and Fiat Chrysler, we currently have teams for New Domestic Vehicle Manufacturers (primarily the Japanese and Korean automotive manufactures), Driver Control/Ignition Lock Housing customers, Tier 1 customers, and Service and Aftermarket customers. Sales and engineering for ADAC-STRATTEC LLC are supported by our partner in this joint venture, ADAC Automotive.

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

2017 STRATTEC Annual Report	7

COMPANY DESCRIPTION

OPERATIONS

A significant number of the components that go into our products are manufactured at our headquarters in Milwaukee, Wisconsin. This facility produces zinc die cast components, stampings and milled key blades. We have three owned production facilities currently in operation in Juarez, Mexico operating as STRATTEC de Mexico. Plant No. 1 houses assembly operations for locksets and ignition lock housings. Plant No. 2 was built during fiscal 2009 to replace a leased facility. It houses our key finishing and plastic injection molding operations, as well as dedicated space for the assembly operations of ADAC-STRATTEC de Mexico. Plant No. 3 was purchased in fiscal 2015 and houses both latch and power access assembly operations for STRATTEC Power Access de Mexico. Plant No. 4 is currently under construction in Leon, Mexico and will house our custom paint system for door handles and assembly for ADAC-STRATTEC de Mexico. This facility is planned to be operational during the first quarter of fiscal year 2018.

ADVANCED DEVELOPMENT

Research and development activities are centered around a dedicated research engineering staff we call our Advanced Development Group. This group has the responsibility for developing future products that will keep us in the forefront of the markets we serve. We primarily focus on electronic and mechanical access control products and modularization of related access/security control components. Once our Advanced Development Group establishes a proof-of-concept product utilizing new technology, any further product development is then shifted to our engineering groups for commercialization and product applications.

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

2017 STRATTEC Annual Report	8

COMPANY DESCRIPTION

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

With the expansion of the alliance, we can offer a full range of access control related products available on a global basis to support customer programs. To identify this powerful combination of independent companies focused on working together, we renamed the joint venture Vehicle Access Systems Technology LLC (VAST LLC). We now refer to the combination of the alliance structure and joint venture as “VAST Automotive Group” (VAST). WITTE is now called WITTE Automotive, and ADAC is now doing business as ADAC Automotive. We have adopted a common graphic image in which we share a logo mark and colors, and a specific VAST logo used on the partners’ printed and electronic presentation materials. What is now VAST made investments with a local partner in Brazil in September, 2001, and local partners in China in March, 2002. However, during fiscal 2010, VAST LLC purchased the remaining 40 percent interest of its local partners in the China venture. VAST China is now wholly owned by VAST LLC and had annual net sales of approximately $128 million during fiscal 2017. This was an important step which gives STRATTEC a one-third interest in VAST China’s activities in the important growing Chinese/Asian market. In March, 2014, VAST LLC

2017 STRATTEC Annual Report	9

COMPANY DESCRIPTION

purchased the remaining 49 percent interest of its local partner in Brazil, which had annual net sales of approximately $1 million during fiscal 2017.

On April 30, 2015 VAST LLC executed a purchase agreement to become a 50:50 Joint Venture partner with Minda Management Services Limited, an affiliate of both Minda Corporation Limited and Spark Minda, Ashok Minda Group of New Delhi, India (collectively, “Minda”). VAST acquired a fifty percent equity interest in the former Minda-Valeo Security Systems joint venture entity, based in Pune, India, for approximately $12 million. This joint venture entity was renamed Minda-VAST Access Systems (“Minda-VAST”). Minda-VAST has operations in Pune and Delhi and had annual sales of approximately $34 million during fiscal year 2017. Minda is a leading manufacturer of security & access products and handles, for both OEMs and the aftermarket in India.

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

2017 STRATTEC Annual Report	10

COMPANY DESCRIPTION

ADAC-STRATTEC de MEXICO

During fiscal 2007, we formed a new entity with ADAC Automotive called ADAC-STRATTEC LLC including a wholly owned Mexican subsidiary ADAC-STRATTEC de Mexico (ASdM). The purpose of this joint venture is to produce certain ADAC and STRATTEC products utilizing ADAC’s plastic molding injection expertise and STRATTEC’s assembly capability. ASdM currently operates out of defined space in STRATTEC de Mexico Plant No. 2 located in Juarez, Mexico. Products from this joint venture include non-painted door handle components and exterior trim components for OEM customers producing in North America. STRATTEC owns 51% of this joint venture and its financial results are consolidated into STRATTEC’s financial statements. In our fiscal years ending 2017 and 2016, ASdM was profitable and represented $67.7 and $61.4 million, respectively, of our consolidated net sales. STRATTEC de Mexico Plant No. 4 is currently under construction in Leon, Mexico and will house our custom paint system for door handles and assembly for ADAC-STRATTEC de Mexico. This facility is planned to be operational during the first quarter of fiscal year 2018.

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

2017 STRATTEC Annual Report	11

COMPANY DESCRIPTION

STRATTEC POWER ACCESS LLC

During fiscal year 2009, we formed a new subsidiary with WITTE Automotive called STRATTEC POWER ACCESS LLC (SPA) to acquire the North American business of the Delphi Power Products Group. WITTE is a 20 percent minority owner. SPA in turn owns a Mexican subsidiary, STRATTEC POWER ACCESS de Mexico. The purpose of this subsidiary is to produce power access devices for sliding side doors, lift gates and trunk lids. STRATTEC POWER ACCESS de Mexico currently operates out of defined space in STRATTEC de Mexico Plant No. 3 located in Juarez, Mexico. Financial results for SPA are consolidated in STRATTEC’s financial statements. For fiscal years ending 2017 and 2016, SPA was profitable and represented $84.5 and $83.7 million, respectively, of our consolidated net sales.

STRATTEC ADVANCED LOGIC LLC

During the fourth quarter of fiscal year 2013, we formed a new joint venture with Actuator Systems LLC called NextLock LLC subsequently renamed STRATTEC Advanced Logic. The initial capitalization of the joint venture was $1.5 million. The purpose of this joint venture is to assemble and sell the next generation of biometric security products based upon the residential and commercial designs of Actuator Systems. This joint venture had minimal sales activity in both fiscal 2017 and 2016. During fiscal year 2015, STRATTEC Advanced Logic signed a marketing agreement with Westinghouse Security Products to sell under the Westinghouse brand name (see also www.westinghousesecurity.com). STRATTEC owns 51% of this joint venture and its financial results are accounted for on the equity method of accounting. During fiscal 2018, we, along with our joint venture partner, intend to wind down and discontinue operating the business of STRATTEC Advanced Logic.

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

2017 STRATTEC Annual Report	12

VEHICLE LIST

2018 VEHICLES

We are proud to be associated with many of the quality vehicles produced in North America and elsewhere. The following model year 2018 cars and light trucks are equipped with STRATTEC products.

PASSENGER CARS

Acura NSX
Acura TLX
Aston Martin DB 11*
Aston Martin Rapide *
Aston Martin Vantage *
Buick Excelle *
Buick GL8 *
Buick LaCrosse *
Buick Verano
Buick Regal *
Cadillac ATS *
Cadillac CT6*
Cadillac CTS
Cadillac XTS *
Chevrolet Bolt
Chevrolet Camaro
Chevrolet Corvette
Chevrolet Cruze *
Chevrolet Impala
Chevrolet Malibu
Chevrolet Sonic *
Chevrolet Spin *
Chevrolet Volt
Chrysler 300
Dodge Challenger
Dodge Charger
Dodge Viper SRT
Ford Fiesta
Ford Focus
Ford Fusion
Ford GT
Ford Ka *
Ford Mustang
Ford Taurus
Honda Civic
Lincoln MKS
Lincoln MKZ
Maserati Ghibli *
Maserati Quattroporte *
Opel Astra *
Opel BEV
Opel Cascada *
Opel Insignia *
Opel Meriva *
Opel Zafira *
Tesla Model S
Tesla Model X
Tesla Model 3
Volkswagon Jetta

LIGHT TRUCKS, VANS AND SPORT UTILITY VEHICLES

Acura MDX
Acura RDX
Buick Enclave
Buick Encore*
Buick Envision*
Cadillac Escalade
Cadillac Escalade ESV
Cadillac XT5
Chevrolet Bolt EV
Chevrolet Captiva *
Chevrolet Colorado *
Chevrolet Equinox
Chevrolet Express Van
Chevrolet Silverado Pickup
Chevrolet Suburban
Chevrolet Tahoe
Chevrolet Trail Blazer *
Chevrolet Trax *
Chevrolet Traverse
Chrysler Pacifica
Dodge Durango
Dodge Grand Caravan
Dodge Journey
Fiat Freemont
Ford C-Max *
Ford Ecosport
Ford Edge
Ford Escape
Ford Expedition
Ford Explorer
Ford Flex
Ford F-Series Pickup
Ford F-Series Super Duty Pickup
Ford Transit *
GMC Acadia
GMC Terrain
GMC Canyon *
GMC Savana
GMC Sierra Pickup
GMC Yukon and Yukon XL
Honda CRV
Honda Odyssey
Jeep Cherokee
Jeep Compass
Jeep Grand Cherokee
Jeep Wrangler/Wrangler Unlimited
Kia Sedona *
Lincoln MKC
Lincoln MKT
Lincoln MKX
Lincoln Navigator
Maserati Levante
Ram 1500/2500/3500 Pickup
Volkswagon Tiguan

* Vehicles produced outside of North America, or both in and outside North America.

2017 STRATTEC Annual Report	13

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Discussion and Analysis should be read in conjunction with STRATTEC SECURITY CORPORATION’s accompanying Financial Statements and Notes thereto. Unless otherwise indicated, all references to years or quarters refer to fiscal years or fiscal quarters of STRATTEC.

EXECUTIVE OVERVIEW

Historically, a significant portion of our total net sales are to domestic automotive OEMs (General Motors, Ford and Fiat Chrysler). During the past two decades these customers lost North American market share to the New Domestic automotive manufacturers (primarily the Japanese and Korean automotive manufacturers). In addition to our dependence on our customers’ maintaining their market share, our financial performance depends in large part on conditions in the overall automotive industry, which in turn, are dependent upon the U.S. and global economies. During fiscal years 2017, 2016 and 2015, the above domestic automotive OEMs together represented 60 percent, 63 percent and 65 percent, respectively, of our total net sales.

During fiscal years 2017 and 2016, we experienced stronger sales demand for our components from our major North American customers noted above as it relates to light trucks and both sport utility and car based utility vehicles in comparison to passenger cars, which was likely influenced by lower gas prices. If gas prices continue to remain low over the next year, we anticipate this consumer buying trend will continue.

Fiscal 2017 net sales were $417 million compared to $401 million in 2016 and $411 million in 2015. Net income attributable to STRATTEC for fiscal 2017 was $7.2 million compared to $9.1 million in 2016 and $20.7 million in 2015. The financial health of our three largest customers continues to improve. General Motors, Ford and Fiat Chrysler continued to report profitable results after implementing significant restructuring plans that modified their cost structures by closing manufacturing facilities, reducing benefits and wages and eliminating certain models and brands in 2009 and 2010. With the new United Auto Workers contracts signed in the United States during November 2015, our major customers will be migrating passenger car production from the United States into Mexico over the next 3-5 years to improve their overall profitability on these vehicles. STRATTEC and our joint venture partner ADAC Automotive are currently building a new production facility in Leon, Mexico to capture these new opportunities as it relates to painted door handles and assemblies in the Mexican market.

As we look out into the future, the July 2017 projections from our third-party forecasting service indicate that North American light vehicle production will show steady to flat improvement for the next five years. By model year, based on these projections we are expecting a 2017 build of 17.8 million vehicles, 17.7 million vehicles for 2018, 17.5 million vehicles for 2019, 18.2 million vehicles for 2020 and 18.7 million vehicles for 2021. As part of this third party projection, General Motors Company and the Ford Motor Company are expected to experience flat vehicle production volumes in their production levels during this time period. Fiat Chrysler, however, is expected to slightly decrease production as they eliminate or reduce passenger car production on certain models during this time horizon. Of course, all of these forecasts are subject to variability based on what happens in the overall North American and global economies, especially as it relates to the current levels of employment, availability of consumer credit, home equity values, fluctuating fuel prices, changes in customer preferences regarding product quality issues, including related to recall and product warranty coverage issues, and other key factors that we believe could determine whether consumers can or will purchase new vehicles.

Focus and Strategy Going Forward

STRATTEC’s long-term strategy is focused on maximizing long-term shareholder value by driving profitable growth. Our management believes productivity improvements and cost reductions are critical to our competitiveness, while enhancing the value we deliver to our customers. In order to accomplish this, we have been pursuing, and we intend to continue to pursue over the foreseeable future, the following objectives as summarized below:

•	Streamline and standardize processes to increase productivity and improve the quality of our products

•	Maintain a disciplined and flexible cost structure to leverage scale and optimize asset utilization and procurement

•	Maintain our strong financial position by deploying capital spending targeted for growth and productivity improvement

•	Leverage the “VAST Brand” with customer relationships to generate organic growth from global programs

•	Offer our customers innovative products and cost savings solutions to meet their changing demands

•	Explore and execute targeted mergers and acquisitions with a disciplined due diligence approach and critical financial analysis to drive shareholder value

2017 STRATTEC Annual Report	14

MANAGEMENT’S DISCUSSION AND ANALYSIS

We use several key performance indicators to gauge progress toward achieving these objectives. These indicators include net sales growth, operating margin improvement, return on capital employed and cash flow from operations.

RESULTS OF OPERATIONS

2017 Compared to 2016

	Years Ended
	July 2, 2017	July 3, 2016
Net Sales (millions of dollars)	$417.3	$401.4

Net Sales to each of our customers or customer groups in the current year and prior year were as follows (millions of dollars):

	Years Ended
	July 2, 2017	July 3, 2016
Fiat Chrysler Automobiles	$100.6	$115.9
General Motors Company	88.6	79.9
Ford Motor Company	62.3	57.3
Tier 1 Customers	72.4	67.3
Commercial and Other OEM Customers	60.3	49.3
Hyundai / Kia	33.1	31.7

Total	$417.3	$401.4

Net sales were $417.3 million in 2017 compared to $401.4 million in 2016. Our 2017 fiscal year was the typical 52 weeks while our 2016 fiscal year was 53 weeks. The impact of the additional week of customer shipments during the prior year increased 2016 sales by approximately $7.5 million. Sales to Fiat Chrysler Automobiles in the current year decreased in comparison to the prior year due to lower customer vehicle production volume and lower content on components we supply, in particular on the Chrysler 200, which was discontinued in December 2016, and lower volume during 2017 on the new Chrysler Pacifica Minivan. Increased sales to General Motors Company in the current year over the prior year was attributed to higher customer production volumes and content on vehicles for which we supply components, partially offset by agreed upon price reductions that became effective as of the start of the 2016 calendar year. Increased sales to Ford Motor Company in the current year as compared to the prior year were attributed to increased product content on locksets and latches, in particular for the F-150 pick-up truck. Sales to Tier 1 Customers and Commercial and other OEM Customers during the current year increased in comparison to the prior year as a result of higher electronic content and volume. These customers primarily represent purchasers of vehicle access control products, such as latches, fobs, driver controls, and door handles and related components that have been developed in recent years to complement our historic core business of locks and keys. The increased sales to Hyundai / Kia in the current year over the prior year were due to higher levels of production on the Kia Sedona minivan for which we supply components.

	Years Ended
	July 2, 2017	July 3, 2016
Cost of Goods Sold (millions of dollars)	$357.2	$336.6

Direct material costs are the most significant component of our cost of goods sold and comprised $236.1 million or 66.1 percent of cost of goods sold in the current year compared to $224.9 million or 66.8 percent of cost of goods sold in the prior year. This increase in our direct material costs of $20.6 million or 6.1 percent was due to increased sales volumes in the current year as compared to the prior year and increased scrap and sorting costs resulting from internal manufacturing process quality issues incurred in the current year as compared to the prior year as well as current year obsolescence costs related to inventory intended for STRATTEC Advanced Logic, LLC (“SAL LLC”), our biometric joint venture.

The remaining components of cost of goods sold consist of labor and overhead costs which increased $9.4 million or 8.4 percent to $121.1 million in the current year from $111.7 million in the prior year as the variable portion of these costs increased due to the increase in sales volumes between years. Additionally, the current year as compared to the prior year included higher payroll, benefit, outside service, and maintenance costs related to quality improvement initiatives undertaken during the current year, higher than expected production and expediting costs to meet certain customer schedules, higher royalty costs associated with sales of service parts to aftermarket customers, higher wage costs for our Mexico operations resulting from wage increases implemented to encourage work force retention in consideration of the peso devaluation, and start-up costs related to our new Leon, Mexico facility. These costs were partially offset by a reduction of approximately $5.8 million in the U.S. dollar value of our Mexican operations due to a favorable Mexican peso to U.S. dollar exchange rate between these years as well as a reduction in warranty

2017 STRATTEC Annual Report	15

MANAGEMENT’S DISCUSSION AND ANALYSIS

expense provisions. The average U.S. dollar/Mexican peso exchange rate increased to approximately 19.29 pesos to the dollar in the current year from approximately 17.22 pesos to the dollar in the prior year. Warranty recoveries and expense provision reversals in the current year totaled $843,000 compared to expense provisions of $583,000 in the prior year.

	Years Ended
	July 2, 2017	July 3, 2016
Gross Profit (millions of dollars)	$60.2	$64.8
Gross Profit as a percentage of net sales	14.4%	16.1%

The reduction in gross profit and gross profit as a percentage of net sales in the current year as compared to the prior year were the result of agreed upon customer price reductions that became effective at the start of the 2016 calendar year, a less favorable sales mix in the current year as compared to the prior year, which current year included a lower percentage of sales in the power access and OEM service product lines as compared to the prior year period reducing gross profit margins in the current year period, increased costs related to quality improvement initiatives undertaken during the current year, higher than expected production and expediting costs to meet certain customer schedules, higher royalty costs associated with sales of service parts to aftermarket customers, higher wage costs for our Mexican operations, and start-up costs incurred related to our new Leon, Mexico facility, all of which were partially offset by a favorable Mexican peso to U.S. dollar exchange rate affecting the cost of our Mexican operations and a reduction in warranty expense provisions during the current year as compared to the prior year, all as discussed above.

Engineering, Selling and Administrative Expenses in the current year and prior year were as follows:

	Years Ended
	July 2, 2017	July 3, 2016
Expenses (millions of dollars)	$46.5	$43.9
Expenses as a percentage of net sales	11.1%	10.9%

Engineering, selling and administrative expenses increased approximately $2.6 million between years while the prior year included an additional week of expense as a result of the 53 week fiscal year. The increase in these costs in the current year as compared to the prior year was due to higher new product program development costs for which we are utilizing third party vendors for a portion of the development work.

Income from operations in the current year was $13.7 million compared to $20.9 million in the prior year. This decrease was the result of reduced gross profit margins during 2017 as well as an increase in engineering, selling and administrative expenses in the current year as compared to the prior year, all as discussed above.

The equity earnings (loss) of joint ventures was comprised of the following in the current year and prior year (thousands of dollars):

	Years Ended
	July 2, 2017	July 3, 2016
Vehicle Access Systems Technology LLC	$2,593	$(639)
STRATTEC Advanced Logic, LLC	(1,927)	(1,596)

	$666	$(2,235)

Our Vehicle Access Systems Technology LLC (“VAST LLC”) joint ventures in China and India continue to report profitable operating results while our joint venture in Brazil continues to report losses due to the weak automotive build in that region. The 2016 equity loss of joint ventures for VAST LLC included a $6 million impairment charge related to its Minda-VAST Access Systems joint venture in India. STRATTEC’s portion of this impairment charge totaled $2 million. STRATTEC is not the primary beneficiary and does not control SAL LLC. Accordingly, our investment in SAL LLC is accounted for using the equity method. Even though we maintain a 51 percent ownership interest in SAL LLC, effective with our fiscal 2015 fourth quarter, 100 percent of the funding for SAL LLC was being made through loans from STRATTEC to SAL LLC. Therefore, STRATTEC began recognizing 100 percent of the losses of SAL LLC up to our committed financial support. During fiscal 2018, we, along with our joint venture partner, intend to wind down and discontinue operating the business of SAL LLC.

2017 STRATTEC Annual Report	16

MANAGEMENT’S DISCUSSION AND ANALYSIS

Included in other income, net in the current year and prior year were the following items (thousands of dollars):

	Years Ended
	July 2, 2017	July 3, 2016
Foreign Currency Transaction Gain	$1,128	$2,559
Unrealized Gain (Loss) on Mexican Peso Forward Contracts	2,010	(889)
Realized Loss on Mexican Peso Forward Contracts	(1,650)	(1,196)
Rabbi Trust Gain (Loss)	296	(41)
Other	523	235

	$2,307	$668

Foreign currency transaction gains and losses resulted from activity associated with foreign denominated assets held by our Mexican subsidiaries. We entered into the Mexican peso currency forward contracts during fiscal 2016 and 2017 to minimize earnings volatility resulting from changes in exchange rates affecting the U.S. dollar cost of our Mexican operations. Unrealized gains and losses recognized as a result of mark-to-market adjustments as of July 2, 2017 may or may not be realized, depending upon the actual Mexican peso to U.S. dollar exchange rates experienced during the balance of the contract period. The Rabbi Trust assets fund our amended and restated supplemental executive retirement plan. The investments held in the Trust are considered trading securities.

Our effective income tax rate for 2017 was 26.1 percent compared to 26.4 percent in 2016. Our income tax provision for each of 2017 and 2016 was affected by the non-controlling interest portion of our pre-tax income. The non-controlling interest impacts the effective tax rate as our ADAC-STRATTEC LLC and STRATTEC POWER ACCESS LLC entities are taxed as partnerships for U.S. tax purposes.

2016 Compared to 2015

	Years Ended
	July 3, 2016	June 28, 2015
Net Sales (millions of dollars)	$401.4	$411.5

Net Sales to each of our customers or customer groups in 2016 and 2015 were as follows (millions of dollars):

	Years Ended
	July 3, 2016	June 28, 2015
Fiat Chrysler Automobiles	$115.9	$116.9
General Motors Company	79.9	105.8
Ford Motor Company	57.3	45.5
Tier 1 Customers	67.3	71.3
Commercial and Other OEM Customers	49.3	41.7
Hyundai / Kia	31.7	30.3

Total	$401.4	$411.5

Net sales were $401.4 million in 2016 compared to $411.5 million in 2015. Our 2016 fiscal year was 53 weeks while our 2015 fiscal year was the typical 52 weeks. The impact of the additional week of customer shipments during 2016 increased sales by approximately $7.5 million. The overall reduction in sales in 2016 as compared to 2015 was due to increased service parts sales to General Motors during 2015, as well as 2016 customer vehicle production volume reductions on models for which we supply components, temporary shut-downs at customer production facilities, and agreed upon customer price reductions. The decreased sales to Fiat Chrysler Automobiles in 2016 were due to reduced product content on certain vehicle models for which we supply components. Additionally, during 2016, Fiat Chrysler Automobiles temporarily shutdown production at its Sterling Heights, Michigan and Toluca, Mexico assembly plants which are primarily responsible for the production of the Chrysler 200 and Dodge Journey due to reduced sales demand for these vehicles. This shutdown reduced our sales by $8.9 million during 2016. These impacts were mostly offset by an increase in 2016 in Chrysler Pacifica minivan production volumes for which we supply components. During 2015, Fiat Chrysler implemented a temporary shutdown at its Windsor, Canada assembly plant to re-tool for production of the new Chrysler Pacifica minivan, which shutdown decreased our sales to Fiat Chrysler by $18 million. The negative effect of that shutdown was partially offset by increased service sales during 2015 in comparison to 2016. The decrease in sales to General Motors Company in 2016 was attributed to incremental service parts sales of $34 million shipped in 2015 for parts used to support a recall campaign. Those incremental sales did not continue during 2016. In addition, 2016 included $2.0 million of agreed upon price reductions, which began January 1, 2016 while 2015 included a $3.3 million sales concession that we granted to

2017 STRATTEC Annual Report	17

MANAGEMENT’S DISCUSSION AND ANALYSIS

General Motors during 2015. Increased sales to Ford Motor Company in 2016 were attributed to higher vehicle production volumes and content on models for which we supply components, in particular for components we supply for F-150 pick-up trucks. Sales to Tier 1 Customers during 2016 decreased in comparison to 2015 due to lower production volume on passenger cars for which we supply driver control and door handle components. Sales to commercial and other OEM Customers during 2016 increased in comparison to 2015. These customers represent purchasers of vehicle access control products, such as latches, fobs, driver controls, and door handles and related components that we have developed in recent years to complement our historic core business of locks and keys. The increase in sales to Hyundai / Kia in 2016 was principally due to higher levels of sales on the Kia Sedona minivan for which we supply components.

	Years Ended
	July 3, 2016	June 28, 2015
Cost of Goods Sold (millions of dollars)	$336.6	$338.8

Direct material costs are the most significant component of our cost of goods sold and comprised $224.9 million or 66.8 percent of cost of goods sold in 2016 compared to $217.1 million or 64.1 percent of cost of goods sold in 2015. The increase in material costs year over year of $7.8 million or 3.6 percent was impacted by our product sales mix in 2016 as compared to 2015. 2016 included increased sales of power access products as compared to 2015. Power access products typically have a higher purchased content percentage as compared to our other access control products. In addition, increased scrap costs in 2016 associated with new product launches contributed to the year over year increase in material costs.

The remaining components of cost of goods sold consist of labor and overhead costs which decreased $10.0 million or 8.2 percent in 2016 as compared to 2015 as the variable portion of these costs decreased due to the reduced sales volumes in 2016. In addition, 2016 included a year-over-year decrease in customer warranty provisions of $8.4 million as 2015 included provisions for expected warranty payments to be settled in future periods, a reduction of approximately $8.7 million in the U.S. dollar value of our Mexican operations due to a favorable Mexican peso to U.S. dollar exchange rate and a reduction of approximately $2.4 million in expense provisions for the accrual of bonuses under our incentive bonus plans between years. Additionally, during 2015, a lump sum bonus totaling $311,000 was paid to our Milwaukee represented hourly workers resulting from the ratification of a new 4-year labor contract. The average U.S. dollar/Mexican peso exchange rate increased to approximately 17.22 pesos to the dollar in 2016 from approximately 14.34 pesos to the dollar in 2015. These favorable impacts were partially offset by higher depreciation expense in 2016, increased 2016 manufacturing start-up costs associated with new product launches, and higher costs during 2016 associated with diversifying our products portfolio.

	Years Ended
	July 3, 2016	June 28, 2015
Gross Profit (millions of dollars)	$64.8	$72.7
Gross Profit as a percentage of net sales	16.1%	17.7%

The reduction in gross profit in 2016 as compared to 2015 was the result of the reduction in sales partially offset by the reduction in cost of goods sold as discussed above. The reduction in gross profit as a percentage of net sales in 2016 as compared to 2015 was the result of reduced sales of service parts related to the General Motors customer recall campaign noted above, which typically have higher gross profit margins as compared to gross profit margins on parts sold for new vehicle production, agreed upon customer price reductions that became effective at the start of the 2016 calendar year, reduced customer production volumes resulting in less favorable absorption of our fixed manufacturing costs, higher depreciation expense, increased 2016 manufacturing start-up costs associated with new product launches and higher costs associated with diversifying our products portfolio. These unfavorable impacts to the gross profit margin as a percentage of net sales were partially offset by a decrease in expense provisions for the accrual of bonuses under our incentive bonus plans, a reduction in the U.S. dollar value of the cost of our Mexican operations due to a favorable Mexican peso to U.S. dollar exchange rate between these years and a lump sum bonus paid to our Milwaukee represented hourly workers during 2015 resulting from the ratification of a new 4-year labor contract, all as discussed above.

Engineering, Selling and Administrative Expenses in 2016 and 2015 were as follows:

	Years Ended
	July 3, 2016	June 28, 2015
Expenses (millions of dollars)	$43.9	$41.5
Expenses as a percentage of net sales	10.9%	10.1%

2017 STRATTEC Annual Report	18

MANAGEMENT’S DISCUSSION AND ANALYSIS

Engineering, selling and administrative expenses increased approximately $2.4 million between periods. Higher selling and engineering costs associated with current product programs, an additional week of expense during 2016 as a result of the 53 week fiscal year and higher engineering costs for new programs for which we are utilizing third party vendors for a portion of the development work were partially offset by a reduction of $1.9 million in expense provisions for the accrual of bonuses under our incentive bonus plans in 2016 as compared to 2015.

Income from operations in 2016 was $20.9 million compared to $31.1 million in 2015. This decrease was the result of reduced sales and reduced gross profit margins during 2016 as well as an increase in engineering, selling and administrative expenses, all as discussed above.

The equity (loss) earnings of joint ventures was comprised of the following in 2016 and 2015 (thousands of dollars):

	Years Ended
	July 3, 2016	June 28, 2015
Vehicle Access Systems Technology LLC	$(639)	$1,251
STRATTEC Advanced Logic, LLC	(1,596)	(2,039)

	$(2,235)	$(788)

The 2016 equity loss of joint ventures for Vehicle Access Systems Technology LLC included a $6 million impairment charge related to its Minda-VAST Access Systems joint venture in India. STRATTEC’s portion of this impairment charge totaled $2 million. STRATTEC is not the primary beneficiary and does not control STRATTEC Advanced Logic, LLC (“SAL LLC”). Accordingly, our investment in SAL LLC is accounted for using the equity method. Even though we maintain a 51 percent ownership interest in SAL LLC, effective with our fiscal 2015 fourth quarter, 100 percent of the funding for SAL LLC was being made through loans from STRATTEC to SAL LLC. Therefore, STRATTEC began recognizing 100 percent of the losses of SAL LLC up to our committed financial support, which losses included write-offs of fixed assets and inventory totaling $381,000 in 2015. In addition, the following losses were included in our 2016 and 2015 Equity (Loss) Earnings of Joint Ventures for SAL LLC (thousands of dollars):

	Years Ended
	July 3, 2016	June 28, 2015
Loss on Guarnantee of SAL LLC Vendor Contract	$-	$123
Loss on Loan to SAL LLC	225	100
Loss on Guarantee of SAL LLC Credit Facility	247	488

	$472	$711

Effective November 1, 2014, a license agreement was signed with Westinghouse allowing SAL LLC to do business as Westinghouse Security. Payments required under this license agreement were guaranteed by STRATTEC. As of July 3, 2016 and June 28, 2015, STRATTEC had recorded a liability equal to the estimated fair value of the guarantee of these payments of $250,000, which amount was equal to the future payments required to be made under the license agreement as of these dates. STRATTEC’s proportionate share of the guarantee of these payments based on our ownership percentage in SAL LLC totaled $127,000, and accordingly, our investment in SAL LLC was increased by this amount as of July 3, 2016 and June 28, 2015. Our joint venture partner did not guarantee their proportionate share of the payments required under the license agreement. As a result, in 2015, STRATTEC recorded a loss of $123,000 which was equal to our partner’s proportionate share, based upon their ownership interest in the joint venture, of the fair value of the STRATTEC guarantee.

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

2017 STRATTEC Annual Report	19

MANAGEMENT’S DISCUSSION AND ANALYSIS

guarantee as of these dates. STRATTEC’s proportionate share of the guarantee based on our ownership percentage in SAL LLC totaled $765,000 and $507,000, respectively, as of February 16, 2016 and June 28, 2015, and accordingly, our investment in SAL LLC included these amounts as of these dates. Our joint venture partner did not guarantee their proportionate share of the SAL Credit Facility. As a result, we recorded a loss equal to our partner’s proportionate share of the fair value of the STRATTEC guarantee based upon our partner’s ownership interest in the joint venture of $488,000 during fiscal 2015 and $247,000 during 2016.

Included in other income, net in 2016 and 2015 were the following items (thousands of dollars):

	Years Ended
	July 3, 2016	June 28, 2015
Foreign Currency Transaction Gain	$2,559	$3,075
Unrealized Loss on Peso Forward Contracts	(889)	-
Realized Loss on Peso Forward Contracts	(1,196)	-
Rabbi Trust (Loss) Gain	(41)	96
Other	235	310

	$668	$3,481

Foreign currency transaction gains resulted from activity associated with foreign denominated assets held by our Mexican subsidiaries. We entered into the Mexican peso currency forward contracts during fiscal 2016 to minimize earnings volatility resulting from changes in exchange rates affecting the U.S. dollar cost of our Mexican operations. Unrealized losses recognized as a result of mark-to-market adjustments as of July 3, 2016 may or may not be realized, depending upon the actual Mexican peso to U.S. dollar exchange rates experienced during the balance of the contract period. The Rabbi Trust assets fund our amended and restated supplemental executive retirement plan. The investments held in the Trust are considered trading securities.

Our effective income tax rate for 2016 was 26.4 percent compared to 27.6 percent in 2015. Our income tax provision for 2015 was affected by a lower statutory tax rate for income subject to tax in Mexico as compared to the statutory tax rate for income subject to tax in the U.S. as well as a net reduction in our liability for unrecognized tax benefits of approximately $852,000. Our income tax provision for each of 2016 and 2015 was affected by the non-controlling interest portion of our pre-tax income. The decrease in the effective tax rate between periods was the result of a year-over-year increase in the non-controlling interest percentage of our pre-tax income. The non-controlling interest impacts the effective tax rate as ADAC-STRATTEC LLC and STRATTEC POWER ACCESS LLC entities are taxed as partnerships for U.S. tax purposes.

LIQUIDITY AND CAPITAL RESOURCES

Outstanding Receivable Balances from Major Customers

Our primary source of cash flow is from our major customers, which include Fiat Chrysler Automobiles LLC, General Motors Company and Ford Motor Company. As of the date of filing this Annual Report with the Securities and Exchange Commission, all of our customers are making payments on their outstanding accounts receivable in accordance with the payment terms included on their purchase orders. A summary of our outstanding receivable balances from our major customers as of July 2, 2017 was as follows (millions of dollars):

Fiat Chrysler Automobiles	$17.1
General Motors Company	$13.4
Ford Motor Company	$8.6

Cash Balances in Mexico

We earn a portion of our operating income in Mexico. During 2017, we changed our assertion regarding the permanent reinvestment of earnings from two of our Mexican subsidiaries. Prior to 2017, the accumulated undistributed earnings from such subsidiaries were considered to be permanently reinvested in Mexico. During 2017, the strength of the U.S. dollar to the Mexican peso significantly decreased the U.S. tax cost associated with a distribution from the Mexican subsidiaries as compared to the U.S. tax cost associated with such a distribution in prior periods. Consequently, we changed our assertion regarding the permanent reinvestment of earnings from these Mexican subsidiaries. Such earnings are no longer considered permanently reinvested. We repatriated $15.8 million from Mexico to the U.S. during 2017. As of July 2, 2017, $948,000 of our $8.4 million cash and cash equivalents balance was held in Mexico. These funds, with some restrictions and tax implications, are available for repatriation as deemed necessary.

2017 STRATTEC Annual Report	20

MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash Flow Analysis

	Years Ended
	July 2, 2017	July 3, 2016	June 28, 2015
Cash Flows from (millions of dollars):
Operating Activities	$23.1	$8.2	$ 31.5
Investing Activities	$(39.5)	$(25.3)	$ (30.8)
Financing Activities	$9.2	$7.2	$ 5.8

The increase in cash provided by operating activities between 2016 and 2017 reflected a net decrease in working capital requirements between the two years of $21.7 million, with the net decrease in our working capital requirements being made up of the following working capital changes (millions of dollars):

Increase (Decrease) in Working Capital Requirements
	2017	2016	Change
Accounts Receivable	$ 1.7	$ 5.1	$ (3.4)
Inventories	$ (3.2)	$ 3.9	$ (7.1)
Customer Tooling	$ 4.6	$ 3.5	$ 1.1
Other Assets	$ 1.9	$ 6.0	$ (4.1)
Accounts Payable and Other Liabilities	$ (5.2)	$ 3.0	$ (8.2)

The year over year change in the accounts receivable balances reflected a larger increase in accounts receivable balances during 2016 as compared to 2017. Higher sales during the fourth quarter of 2016 as compared to the fourth quarter of 2015 caused receivable balances to increase during fiscal 2016. The increase in the receivable balance during 2017 was the result of sales being more heavily weighted to the end of the fourth quarter of 2017 as compared to the fourth quarter of 2016. The year over year change in inventory reflected an increase in inventory balances as of July 3, 2016, which was the result of lower sales of parts we supply for certain customer vehicle programs towards the end of fiscal 2016. The year over year change in customer tooling balances, which consisted of costs incurred for the development of tooling that will be directly reimbursed by the customer whose parts are produced from the tool, was the result of the timing of tooling development spending required to meet customer production requirements and related customer reimbursements. The year over year change in other assets was the result of a reduction in the income tax recoverable balance in 2017 as compared to an increase in the income tax recoverable balance in 2016, which changes were based on the required income tax provision and the timing and amounts of Federal and state tax payments made. The year over year change in the accounts payable and other liability balances was impacted by changes in accounts payable balances, accrued salaries and benefits balances and warranty reserve balances. The year over year change in accounts payable and accrued liability balances reflected a decrease in working capital requirements in 2017 compared to an increase in working capital requirements in 2016. 2017 included an increase in accounts payable balances of $7.2 million, due to obtaining a change in payment terms from 30 days to 45 days with several large vendors and the timing of purchases and payments with our vendors based on normal payment terms, and an increase of $1.8 million in accrued payroll and benefit liabilities mostly due to an increase in wages and benefits in Mexico, as discussed above under Analysis of Results of Operations. These impacts were partially offset by $2.8 million of customer warranty payments during 2017, which were previously accrued, as well as $843,000 of reversals during 2017 of previously accrued customer warranty accruals. 2016 included cash payments made under our incentive bonus plans of $5.2 million and $3.2 million of customer warranty payments, which were previously accrued, partially offset by an increase in accounts payable balances of $4.6 million as a result of the timing of purchases and payments with our vendors based on normal payment terms.

Other significant cash payments impacting net cash provided by operating activities during both the current year and prior year periods included cash contributions made to our qualified pension plan and cash payments made for Federal, state and foreign income taxes. Cash contributions made to our qualified pension plan totaled $5.0 million during 2017 compared to $3.0 million during 2016. Net cash payments and recoveries for Federal, state and foreign income taxes totaled $318,000 during 2017 compared to $4.7 million during 2016.

The decrease in cash provided by operating activities between 2015 and 2016 reflected a net increase in working capital requirements between the two years of $23.4 million, with the increase in our working capital requirements being made up of the following working capital changes (millions of dollars):

Increase (Decrease) in Working Capital Requirements
	2016	2015	Change
Accounts Receivable	$ 5.1	$ (9.2)	$ 14.3
Inventories	$ 3.9	$ 4.3	$ (0.4)
Customer Tooling	$ 3.5	$ (1.8)	$ 5.3
Other Assets	$ 6.0	$ 3.3	$ 2.7
Accounts Payable and Other Liabilities	$ 3.0	$ 1.5	$ 1.5

2017 STRATTEC Annual Report	21

MANAGEMENT’S DISCUSSION AND ANALYSIS

The year over year change in the accounts receivable balances reflected an increase in accounts receivable balances during 2016 compared to a reduction in accounts receivable balances during 2015. Receivable balances were increased at the start of the 2015 fiscal year as a result of $11 million of additional service parts sales in conjunction with General Motors’ recall campaign during the fourth quarter of 2014. The receivable balances related to the additional service parts sales were collected during 2015 reducing the accounts receivable balances during fiscal 2015. Additionally, higher sales during the fourth quarter of 2016 as compared to the fourth quarter of 2015 caused receivable balances to increase during fiscal 2016. The year over year change in customer tooling balances, which consisted of costs incurred for the development of tooling that will be directly reimbursed by the customer whose parts are produced from the tool, was the result of the timing of tooling development spending required to meet customer production requirements and related customer reimbursements. The year over year change in other assets was the result of a larger increase in the income tax recoverable balance in 2016 as compared to 2015, which was based on the required income tax provision and the timing and amounts of Federal and state tax payments made. The year over year change in the accounts payable and other liability balances was impacted by changes in accounts payable balances, accrued salaries and benefits balances and warranty reserve balances. The year over year change in accounts payable balances decreased working capital requirements $12.8 million between years. The changes in the accounts payable balances during each of the 2016 and 2015 years resulted from the timing of purchases and payments with our vendors based on normal payment terms. Additionally, increased accounts payable balances at June 2014 related to the General Motors’ recall campaign which were paid during 2015 increased the 2015 working capital requirements. The year over year change in accrued payroll and benefits balances increased working capital requirements $2.9 million between years as the accrual of bonuses under our incentive bonus program decreased between years. The provision for bonuses under our incentive bonus plans decreased $4.2 million between years while actual cash payments made decreased $2.1 million between years. The year over year change in warranty reserve balances increased working capital requirements $11.4 million between years. Warranty provisions decreased $8.4 million between years while warranty payments increased $2.6 million between years.

Other significant cash payments impacting net cash provided by operating activities during both 2016 and 2015 included cash contributions made to our qualified pension plan and cash payments made for Federal, state and foreign income taxes. Cash contributions made to our qualified pension plan totaled $3.0 million during both 2016 and 2015. Cash payments made for Federal, state and foreign income taxes totaled $4.7 million during 2016 compared to $14.8 million during 2015.

Net cash used by investing activities of $39.5 million during 2017, $25.3 million during 2016 and $30.8 million during 2015 included capital expenditures of $37.0 million, $23.5 million and $26.1 million, respectively. Capital expenditures during each year were made in support of requirements for new product programs and the upgrade and replacement of existing equipment. The 2017 and 2016 capital expenditures included $12.8 million and $7.0 million, respectively for the purchase of land, equipment and the construction of a new facility in Leon, Mexico, which is expected to be used primarily to paint and assemble door handle products by ADAC-STRATTEC LLC. See further discussion related to this new facility under Future Capital Expenditures below. The 2015 capital expenditures included $2.1 million and $4.5 million for the purchase of additional facilities in Juarez, Mexico and Auburn Hills, Michigan, respectively. The Michigan building is being used as a sales and engineering office and replaced two then leased facilities in Michigan. The Juarez, Mexico building is being used as an additional facility to support current operations and was acquired in anticipation of both new and potential business awards in Mexico. Net cash used by investing activities during 2017, 2016 and 2015 also included an investment in our VAST LLC joint venture of $400,000, $220,000 and $4.4 million, respectively. The 2017 and 2016 investments were made for the purpose of funding general operating expenses for Sistema de Acesso Veicular Ltda (formerly known as VAST do Brasil). The 2015 investment was made in support of the acquisition of a fifty percent equity interest in a joint venture entity, Minda VAST Access Systems, based in Pune, India, and in support of general operating expenses for the Brazilian entity. Additionally, during 2016, a $1.5 million investment in SAL LLC was made as the result of the payment on a guarantee of their debt facility. Loans were made by each partner, STRATTEC, WITTE and ADAC to our joint venture, VAST LLC, totaling $215,000 for each partner in 2015. The loans were made in support of VAST LLC’s purchase of the non-controlling interest in the Brazilian entity and in support of funding general operating expenses of the Brazilian entity. Repayments of this outstanding loan balance totaling $100,000 were made from VAST LLC to each partner during both 2017 and 2016. Loans were made from STRATTEC to SAL LLC totaling $2.2 million during 2017, $225,000 during 2016 and $100,000 during 2015 in support of operating expenses and working capital needs.

Net cash provided by financing activities of $9.2 million during 2017 included $36.0 million of borrowings under credit facilities, $241,000 of proceeds from stock purchases and option plan exercises, $21,000 in excess tax benefits from option plan exercises, and $2.9 million in non-controlling interest contributions to ADAC-STRATTEC LLC in accordance with the ADAC-STRATTEC debt facility provisions, partially offset by $26 million for repayments of borrowings under credit facilities, $2.0 million for regular quarterly dividend payments to shareholders and $2.0 million for dividend payments to non-controlling interests in our subsidiaries. Net cash provided by financing activities of $7.2 million during 2016 included $26.5 million of borrowings under credit facilities, $473,000 of proceeds from stock purchases and option plan exercises and $170,000 in excess tax benefits from option plan

2017 STRATTEC Annual Report	22

MANAGEMENT’S DISCUSSION AND ANALYSIS

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

Qualified Defined Benefit Pension Plan

Our qualified defined benefit pension plan balance, included in other long-term assets in our accompanying Consolidated Balance Sheets, totaled $13.1 million at July 2, 2017 and $72,000 at July 3, 2016. The change in the other long-term assets balance related to this plan during 2017 was the result of the net impact of pension contributions, the actuarially calculated pension expense, reclassification adjustments from accumulated other comprehensive loss and the impact of the change in the year-end funded status of the plan, which was impacted by excess asset returns and contributions. The 2017 pre-tax changes in plan assets and benefit obligations related to this plan recognized in other comprehensive income increased our other long-term asset balance by approximately $9.2 million at July 2, 2017 compared to July 3, 2016. The resulting tax impact decreased our deferred income tax asset balance by $3.4 million at July 2, 2017 in comparison to the balance as of July 3, 2016.

VAST LLC Cash Requirements

We currently anticipate that both VAST China and Minda-VAST Access Systems have adequate debt facilities in place over the next fiscal year to cover the future operating and capital requirements of each business. During 2017 and 2016, capital contributions totaling $1.2 million and $660,000, respectively were made to VAST LLC for purposes of funding operations in Brazil. STRATTEC’s portion of the capital contributions totaled $400,000 in 2017 and $220,000 in 2016. During 2015, capital contributions totaling $13.2 million were made to VAST LLC in support of the acquisition of a fifty percent equity interest in a joint venture entity, Minda VAST Access Systems, based in Pune, India, and in support of general operating expenses for Sistema de Acesso Veicular Ltda. STRATTEC’s portion of the capital contributions totaled $4.4 million. Loans were made by each partner, STRATTEC, WITTE and ADAC, to VAST LLC totaling $215,000 for each partner in 2015. The loans were made in support of VAST LLC’s purchase of the non-controlling interest in the Brazilian entity and in support of funding operating costs of the Brazilian entity. Additionally, we anticipate the Brazilian entity will require a capital contribution of approximately $750,000 collectively by all VAST partners to fund operations during fiscal 2018. STRATTEC’s portion of the capital contributions is anticipated to be $250,000.

ADAC-STRATTEC LLC Cash Requirements

As discussed under Future Capital Expenditures included herein, ADAC-STRATTEC de Mexico (ASdM), a wholly owned subsidiary of ADAC-STRATTEC LLC, which is a joint venture between STRATTEC SECURITY CORPORATION and ADAC Automotive, is in the process of constructing a new manufacturing facility in Leon, Mexico. Total capital expenditures required for the land, facility, paint system and assembly equipment is expected to total approximately $26 million. During 2017 and 2016, capital expenditures for the land, facility and equipment totaled $12.8 million and $7.0 million, respectively. Financing of the required capital expenditures is being completed through a combination of partner capital contributions, bank loans and current operating cash flow. As a result, effective April 27, 2016 the ADAC-STRATTEC Credit Facility was amended to increase the available borrowings under this credit facility from $10 million to $20 million, which was subsequently further increased to $25 million effective June 26, 2017. Under the terms of the amended credit agreement, a capital contribution to ADAC-STRATTEC LLC of $6 million collectively from STRATTEC and ADAC was completed during 2017. STRATTEC’s portion of the required capital contribution was $3.06 million.

STRATTEC Advanced Logic, LLC Cash Requirements

Beginning with the fourth quarter of fiscal year 2015, STRATTEC provided 100 percent of the financial support to fund the start-up operating losses of SAL LLC due to our partner’s inability to contribute capital to this joint venture. We anticipate STRATTEC will fund 100 percent of the operating costs through the first quarter of fiscal year 2018, which will total approximately $250,000 prior to the anticipated closure of SAL LLC. During fiscal 2018, we, along with our joint venture partner, intend to wind down and discontinue operating the business of SAL LLC.

Future Capital Expenditures

We anticipate capital expenditures will be approximately $27 million in fiscal 2018 in support of requirements for new product programs, the upgrade and replacement of existing equipment and the completion of the construction of the new facility in Leon, Mexico. On March 17, 2016, ASdM, a wholly owned subsidiary of ADAC-STRATTEC LLC, which is a joint venture between STRATTEC SECURITY CORPORATION and ADAC Automotive, purchased land in Leon, Mexico. ASdM is in the process of constructing a new manufacturing facility on this land. This facility is expected to be used primarily to paint and assemble door handle products and is expected to be completed during our September 2017 fiscal quarter. Currently, the ADAC-STRATTEC LLC joint venture has net sales of approximately $68 million. With newly awarded customer business, we anticipate net sales will increase to approximately $110 million within the next two years. Total capital expenditures required for the land, facility, paint system and assembly equipment is expected to total approximately $26

2017 STRATTEC Annual Report	23

MANAGEMENT’S DISCUSSION AND ANALYSIS

million. During 2017, capital expenditures for the land, facility and equipment totaled $12.8 million. Capital expenditures made through July 2, 2017 for the land, facility and equipment totaled $19.8 million.

Financing of the required capital expenditures is being completed through a combination of partner capital contributions, bank loans and current operating cash flow.

Stock Repurchase Program

Our Board of Directors has authorized a stock repurchase program to buy back outstanding shares of our common stock. Shares authorized for buy back under the program totaled 3,839,395 at July 2, 2017. A total of 3,655,322 shares have been repurchased over the life of the program through July 2, 2017, at a cost of approximately $136.4 million. No shares were repurchased during fiscal 2017 or 2016. Additional repurchases may occur from time to time and are expected to continue to be funded by cash flow from operations and current cash balances. At this time, we anticipate minimal or no stock repurchase activity in fiscal year 2018.

Credit Facilities and Guarantees

STRATTEC has a $30 million secured revolving credit facility (the “STRATTEC Credit Facility”) with BMO Harris Bank N.A. ADAC-STRATTEC LLC has a $25 million secured revolving credit facility (the “ADAC-STRATTEC Credit Facility”) with BMO Harris Bank N.A., which is guaranteed by STRATTEC. The credit facilities both expire August 1, 2020. Borrowings under either credit facility are secured by our U.S. cash balances, accounts receivable, inventory and fixed assets located in the U.S. Interest on borrowings under both credit facilities is at varying rates based, at our option, on LIBOR plus 1.0 percent or the bank’s prime rate. Both credit facilities contain a restrictive financial covenant that requires the applicable borrower to maintain a minimum net worth level. The ADAC-STRATTEC Credit Facility includes an additional restrictive financial covenant that requires the maintenance of a minimum fixed charge coverage ratio. The ADAC-STRATTEC Credit Facility also required that a capital contribution to ADAC-STRATTEC LLC of $6 million collectively from STRATTEC and ADAC be completed by September 30, 2016. This capital contribution was completed as required. As of July 2, 2017, we were in compliance with all financial covenants required by these credit facilities. STRATTEC’s portion of this capital contribution totaled $3.06 million. Outstanding borrowings under the STRATTEC Credit Facility totaled $16.0 million at July 2, 2017 and $11.5 million at July 3, 2016. The average outstanding borrowings and weighted average interest rate on the STRATTEC Credit Facility loans were approximately $12.5 million and 1.8 percent, respectively, during 2017. The average outstanding borrowings and weighted average interest rate on the STRATTEC Credit Facility loans were approximately $7.6 million and 1.5 percent, respectively, during 2016. Outstanding borrowings under the ADAC-STRATTEC Credit Facility totaled $14.0 million at July 2, 2017 and $8.5 million at July 3, 2016. The average outstanding borrowings and weighted average interest rate on the ADAC-STRATTEC Credit Facility loans were approximately $10.9 million and 1.8 percent, respectively, during 2017. The average outstanding borrowings and weighted average interest rate on the ADAC-STRATTEC Credit Facility loans were approximately $4.4 million and 1.3 percent, respectively, during 2016. We believe that the credit facilities are adequate, along with existing cash flows from operations, to meet our anticipated capital expenditure, working capital, dividend, and operating expenditure requirements.

SAL LLC maintains a license agreement with Westinghouse allowing SAL LLC to do business as Westinghouse Security. STRATTEC guaranteed all payments due to Westinghouse under this license agreement. As of July 2, 2017, STRATTEC has a recorded liability related to this guarantee of $250,000, which amount is equal to the amount of future payments required under the license agreement and the estimated fair value of the guarantee as of July 2, 2017. See further discussion under Equity Earnings (Loss) of Joint Ventures included in Notes to Condensed Consolidated Financial Statements herein.

Inflation and Other Changes in Prices

Over the past several years, we have been impacted by rising health care costs, which have increased our cost of associate medical coverage. A portion of these increases have been offset by plan design changes and associate wellness initiatives. We have also been impacted by increases in the market price of zinc, nickel silver, and brass and inflation in Mexico, which impacts the U. S. dollar costs of our Mexican operations. We have negotiated raw material price adjustment clauses with certain, but not all, of our customers to offset some of the market price fluctuations in the cost of zinc. We own and operate manufacturing operations in Mexico. As a result, a portion of our manufacturing costs are incurred in Mexican pesos, which causes our earnings and cash flows to fluctuate due to changes in the U.S. dollar/Mexican peso exchange rate. We executed contracts with Bank of Montreal that provide for bi-weekly and monthly Mexican peso currency forward contracts for a portion of our estimated peso denominated operating costs. These peso currency forward contracts include settlement dates that began on October 16, 2015 and end on June 15, 2018. No forward contracts were in place during fiscal 2015. Our objective in entering into these currency forward contracts is to minimize our earnings volatility resulting from changes in exchange rates affecting the U.S. dollar cost of our Mexican operations. The Mexican peso forward contracts are not used for speculative purposes and are not designated as hedges. As a result, all currency forward contracts are recognized in our accompanying consolidated financial statements at fair value and changes in the fair value are reported in current earnings as part of Other Income, net.

The following table quantifies the outstanding Mexican peso forward contracts as of July 2, 2017 (thousands of dollars, except average forward contractual exchange rates):

2017 STRATTEC Annual Report	24

MANAGEMENT’S DISCUSSION AND ANALYSIS

			Average
	Effective	Notional	Forward Contractual	Fair
	Dates	Amount	Exchange Rate	Value

Buy MXP/Sell USD	July 15, 2017 - June 15, 2018	$12,000	20.37	$1,121

The fair market value of all outstanding Mexican peso forward contracts in the accompanying Consolidated Balance Sheets was as follows (thousands of dollars):

	July 2, 2017	July 3, 2016
Not Designed as Hedging Instruments:
Other Current Assets:
Mexican Peso Forward Contracts	$1,121	$-
Other Long-term Assets:
Mexican Peso Forward Contracts	$-	$107
Other Current Liabilities:
Mexican Peso Forward Contracts	$-	$996

The pre-tax effects of the Mexican peso forward contracts are included in Other Income, net in the accompanying Consolidated Statements of Operations and Comprehensive Income and consisted of the following (thousands of dollars):

	Years Ended
	July 2, 2017	July 3, 2016	June 28, 2015
Not Designated as Hedging Instruments:
Realized Loss	$1,650	$1,196	$-
Unrealized Loss	$ -	$ 889	$-
Unrealized Gain	$2,010	$ -	$-

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Contractual obligations were as follows as of July 2, 2017 (thousands of dollars):

	Payments Due By Period
		Less Than			More Than
Contractual Obligation	Total	1 Year	1-3 Years	3-5 Years	5 Years

Operating Leases	$1,680	$884	$796	$-	$-
Other Purchase Obligations	30,009	17,413	12,596	-	-
Guarantees	250	250	-	-	-
Pension and Postretirement
Obligations(a)	3,598	3,598	-	-	-

Total	$35,537	$22,145	$13,392	$-	$-

(a) As disclosed in our Notes to Financial Statements, estimated cash funding related to our pension and postretirement benefit plans is expected to total $3.6 million in 2018. Because the timing of funding related to these plans beyond 2018 is uncertain, and is dependent on future movements in interest rates and investment returns, changes in laws and regulations, and other variables, pension and postretirement outflows beyond 2018 have not been included in the table above.

Refer to the discussion of Commitments and Contingencies included in Notes to Financial Statements included within this 2017 Annual Report for further information related to purchase obligations.

Liabilities recognized for uncertain tax benefits of $610,000 are not presented in the table above due to uncertainty as to amounts and timing regarding future payments.

STRATTEC has a $30 million secured revolving credit facility with BMO Harris Bank N. A. ADAC-STRATTEC LLC has a $25 million secured revolving credit facility with BMO Harris Bank N.A., which is guaranteed by STRATTEC. Borrowings under the STRATTEC credit facility totaled $16.0 million at July 2, 2017. Borrowings under the ADAC-STRATTEC credit facility totaled $14.0 million at July 2, 2017. The credit facilities both expire on August 1, 2020.

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

VAST LLC has investments in Sistema de Veicular Ltda, VAST Fuzhou, VAST Great Shanghai,

2017 STRATTEC Annual Report	25

MANAGEMENT’S DISCUSSION AND ANALYSIS

VAST Shanghai Co. and Minda-VAST Access Systems. Sistema de Acesso Veicular Ltda is located in Brazil and services customers in South America. VAST Fuzhou, VAST Great Shanghai and VAST Shanghai Co. (collectively known as VAST China), provide a base of operations to service each partner’s automotive customers in the Asian market. VAST LLC also maintains branch offices in South Korea and Japan in support of customer sales and engineering requirements.

Effective April 30, 2015, VAST LLC executed an agreement with Minda Management Services Limited to become a 50:50 joint venture partner in the former Minda-Valeo Security Systems joint venture entity, based in Pune, India. This joint venture entity was renamed Minda-VAST Access Systems (“Minda-VAST”). Minda Management Services Limited is an affiliate of both Minda Corporation Limited and Spark Minda, Ashok Minda Group of New Delhi, India (collectively “Minda”). Minda and its affiliates cater to the needs of all major car, motorcycle, commercial vehicle, tractor and off-road vehicle manufacturers in India. They are a leading manufacturer in the Indian marketplace of security and access products, handles, automotive safety, restraint systems, driver information and telematics systems for both OEMs and the aftermarket.

The VAST LLC investments are accounted for using the equity method of accounting. The activities related to the VAST LLC joint ventures resulted in equity earnings of joint ventures to STRATTEC of approximately $2.6 million during 2017, equity loss of joint ventures to STRATTEC of approximately $639,000 during 2016 and equity earnings of joint ventures to STRATTEC of approximately $1.3 million during 2015. The 2016 equity loss of joint ventures for VAST LLC included a $6 million impairment charge related to its Minda-VAST Access Systems joint venture in India. STRATTEC’s portion of this impairment charge for 2016 totaled $2 million. During 2017 and 2016, capital contributions totaling $1.2 million and $660,000, respectively, were made to VAST LLC for purposes of funding operations in Brazil. STRATTEC’s portion of the capital contributions totaled $400,000 in 2017 and $220,000 in 2016. During 2015, cash capital contributions totaling $13.2 million were made to VAST LLC in support of the acquisition of the 50 percent joint venture interest in Minda-VAST and in support of general operating expenses for the Brazilian entity. STRATTEC’s portion of the cash capital contributions totaled $4.4 million.

ADAC-STRATTEC LLC, a Delaware limited liability company, was formed in fiscal year 2007 to support injection molding and door handle assembly operations in Mexico. ADAC-STRATTEC LLC was 51 percent owned by STRATTEC and 49 percent owned by ADAC for all periods presented in this report. An additional Mexican entity, ADAC-STRATTEC de Mexico, is wholly owned by ADAC-STRATTEC LLC. ADAC-STRATTEC LLC’s financial results are consolidated with the financial results of STRATTEC and resulted in increased net income to STRATTEC of approximately $3.1 million in 2017, $2.9 million in 2016 and $2.6 million in 2015. In accordance with the provisions of the ADAC-STRATTEC Credit Facility a capital contribution to ADAC-STRATTEC LLC of $6 million collectively from STRATTEC and ADAC was completed during 2017. STRATTEC’s portion of this capital contribution totaled $3.06 million. No capital contributions to ADAC-STRATTEC LLC were made during 2016 or 2015.

STRATTEC POWER ACCESS LLC (“SPA”) was formed in fiscal year 2009 to supply the North American portion of the power sliding door, lift gate and deck lid system access control products which were acquired from Delphi Corporation. SPA was 80 percent owned by STRATTEC and 20 percent owned by WITTE for all periods presented in this report. An additional Mexican entity, STRATTEC POWER ACCESS de Mexico, is wholly owned by SPA. The financial results of SPA are consolidated with the financial results of STRATTEC and resulted in increased net income to STRATTEC of approximately $2.6 million in 2017, increased net income to STRATTEC of approximately $2.0 million in 2016 and reduced net income to STRATTEC of approximately $269,000 in 2015.

SAL LLC was formed in fiscal 2013 to introduce a new generation of biometric security products based upon the designs of Actuator Systems LLC, our partner and the owner of the remaining ownership interest. SAL LLC was 51 percent owned by STRATTEC for all periods presented in this report. Our investment in SAL LLC, for which we exercise significant influence but do not control and are not the primary beneficiary, is accounted for using the equity method. The activities related to SAL LLC resulted in an equity loss of joint ventures to STRATTEC of approximately $1.9 million in 2017, $1.6 million in 2016 and $2.0 million in 2015. Effective with our fiscal 2015 fourth quarter, 100 percent of the funding for SAL LLC was being made through loans from STRATTEC to SAL LLC and through STRATTEC’s guarantee of the SAL Credit Facility which is discussed herein. Therefore, effective with our fiscal 2015 fourth quarter, even though STRATTEC maintains a 51 percent ownership interest in SAL LLC, STRATTEC began recognizing 100 percent of the losses of SAL LLC up to our committed financial support through Equity Earnings (Loss) of Joint Ventures in the accompanying Consolidated Statements of Income and Comprehensive Income. In addition, the equity loss of joint ventures for SAL LLC included the following for the periods presented (thousands of dollars):

	Years Ended
	July 2, 2017	July 3, 2016	June 28, 2015
Loss on Guarantee of SAL LLC
Vendor Contract	$-	$ -	$123
Loss on Loan to SAL LLC	$-	$225	$100
Loss on Guarantee of SAL LLC Credit Facility	$-	$247	$488

2017 STRATTEC Annual Report	26

MANAGEMENT’S DISCUSSION AND ANALYSIS

During fiscal 2018, we, along with our joint venture partner, intend to wind down and discontinue operating the business of SAL LLC.

See further discussion under Equity (Loss) Earnings of Joint Ventures included in Notes to Financial Statements herein.

OTHER MATTERS

The Affordable Care Act (“ACA”), which was enacted in 2010 and is being phased in over several years, significantly affects the provision of both health care services and benefits in the United States. The ACA may impact our cost of providing our U.S. employees and retirees with health insurance and/or benefits and may also impact various other aspects of our business. The ACA did not have a material impact on our fiscal 2017, 2016 or 2015 financial results. However, we are continuing to assess the potential impact of the ACA under the new administration in Washington DC on our health care benefit costs.

CRITICAL ACCOUNTING POLICIES

We believe the following represents our critical accounting policies:

Pension Benefits – Pension obligations and costs are developed from actuarial valuations. The determination of the obligation and expense for pension benefits is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in the accompanying Notes to Financial Statements and include, among others, the discount rate, expected long-term rate of return on plan assets, retirement age and rates of increase in compensation. We evaluate and update all of the assumptions annually on June 30, the measurement date. Refer to the accompanying Notes to Financial Statements for the impact of the pension plans on our financial statements.

We determine the discount rate used to measure plan liabilities using prevailing market rates of a large population of high-quality, non-callable, corporate bonds currently available that, if the obligation was settled at the measurement date, would provide the necessary future cash flows to pay the benefit obligation when due. Using this methodology, we determined a discount rate of 3.91 percent to be appropriate as of July 2, 2017, which is an increase of 0.12 percentage points from the discount rate of 3.79 percent used at June 30, 2016. The impact of this change decreased our year-end 2017 projected pension benefit obligations by approximately $2.0 million and the year-end 2017 accumulated pension benefit obligations by approximately $2.0 million. This change is also expected to decrease our 2018 pension expense by $142,000. Our pension expense increases as the discount rate decreases. Lowering our 2017 discount rate assumption by 50 basis points would have increased our 2017 pension expense by approximately $612,000.

A significant element in determining our pension expense is the expected return on plan assets. Our assumption for the expected return on plan assets is based on historical results for similar allocations among asset classes and was 6.5 percent for 2015, 5.45 percent for 2016 and 5.45 percent for 2017. This assumption remained at 5.45 percent for 2018. The changes to this assumption reduced the expected return on plan assets by approximately $1.1 million in 2015 and resulted in no change in 2016 and 2017. Refer to the accompanying Notes to Financial Statements for additional information on how this rate was determined. Pension expense increases as the expected rate of return on plan assets decreases. Lowering the 2017 expected rate of return assumption for our plan assets by 50 basis points would have increased our 2017 pension expense by approximately $561,000.

The difference between the expected return and actual return on plan assets is deferred and, under certain circumstances, amortized over future years of service. Therefore, the deferral of past asset gains and losses ultimately affects future pension expense. This is also the case with changes to actuarial assumptions, including discount rate assumptions, pay rate assumptions, mortality assumptions, turnover assumptions and other demographic assumptions. As of June 30, 2017, we had $28 million of net unrecognized pension actuarial losses, which included deferred asset losses of $2 million and unrecognized postretirement actuarial losses of $4 million. These amounts represent potential future pension and postretirement expenses that would be amortized over average future service periods. The average remaining service period is about 8 years for the pension and postretirement plans.

As of June 30, 2015, we converted to the RP-2014 Blue Collared Mortality Table with Improvement Scale MP-2014. This change increased our 2016 pension expense by $715,000.

During fiscal years 2017, 2016 and 2015, we contributed $5 million, $3 million and $3 million, respectively, to our qualified pension plan. As discussed in the accompanying Notes to Financial Statements, our Board of Directors approved a resolution to terminate the qualified pension plan. The actual date of the termination of the qualified pension plan is

2017 STRATTEC Annual Report	27

MANAGEMENT’S DISCUSSION AND ANALYSIS

subject to regulatory approvals, and, therefore, will not be known until we receive such approvals. We will contribute to the Trust Fund for the Qualified Pension Plan as necessary to ensure there are sufficient assets to provide all Qualified Pension Plan benefits as required by the PBGC. The amount of future contributions has not yet been determined. We have evaluated the potential impact of the Pension Protection Act (the “PPA”), which was passed into law on August 17, 2006, including funding stabilization relief passed subsequent to the PPA (collectively, the “Acts”), on our future pension plan funding requirements based on current market conditions. The Acts have not had and are not anticipated to have in future periods a material effect on our level of future funding requirements or on our liquidity and capital resources.

While we believe that the assumptions used to determine our pension obligations and expenses are appropriate, significant differences in the actual experience or significant changes in the assumptions may materially affect the amounts of these obligations and our related future expense for these obligations.

Liability for Uncertain Tax Positions – We are subject to income taxation in many jurisdictions around the world. Significant management judgment is required in the accounting for income tax contingencies because the outcomes are often difficult to determine. We are required to measure and recognize uncertain tax positions that we have taken or expect to take in our income tax returns. The benefit of an uncertain tax position can only be recognized in the financial statements if management concludes that it is more likely than not that the position will be sustained with the tax authorities. For a position that is likely to be sustained, the benefit recognized in the financial statements is measured at the largest amount that is greater than 50 percent likely of being realized. A reserve is established for the difference between a position taken in an income tax return and the amount recognized in the financial statements. Refer to the discussion of Income Taxes included in the Notes to Financial Statements included within this 2017 Annual Report.

Other Reserves – We have reserves such as an environmental reserve, a warranty reserve and an excess and obsolete inventory reserve. These reserves require the use of estimates and judgment with regard to risk exposure, ultimate liability and net realizable value.

Environmental Reserve – We have a liability recorded related to the estimated costs to remediate a site at our Milwaukee facility, which was contaminated by a solvent spill from a former above ground solvent storage tank occurring in 1985. The recorded environmental liability balance involves judgment and estimates. Our reserve estimate is based on a third party assessment of the costs to adequately cover the cost of active remediation of the contamination at this site. Actual costs might vary from this estimate for a variety of reasons including changes in laws and changes in the assessment of the level of remediation actually required at this site. Therefore, future changes in laws or the assessment of the level of remediation required could result in changes in our estimate of the required liability. Refer to the discussion of Commitments and Contingencies included in the Notes to Financial Statements included within this 2017 Annual Report.

Warranty Reserve – We have a warranty liability recorded related to our exposure to warranty claims in the event our products fail to perform as expected, and we may be required to participate in the repair costs incurred by our customers for such products. The recorded warranty liability balance involves judgment and estimates. Our liability estimate is based on an analysis of historical warranty data as well as current trends and information, including our customers’ recent extension or expansion of their warranty programs. Actual warranty costs might differ from estimates due to the level of actual claims varying from our claims experience and estimates and final negotiations and settlements reached with our customers. Therefore, future actual claims experience could result in changes in our estimates of the required liability. Refer to the discussion of Warranty Reserve under Organization and Summary of Significant Accounting Policies included in the Notes to Financial Statements included within this 2017 Annual Report.

Excess and Obsolete Inventory Reserve – We record a reserve for excess and obsolete inventory based on historical and estimated future demand and market conditions. The reserve level is determined by comparing inventory levels of individual materials and parts to historical usage and estimated future sales by analyzing the age of the inventory in order to identify specific material and parts that are unlikely to be sold. Technical obsolescence and other known factors are also considered in evaluating the reserve level. Actual future write-offs of inventory may differ from estimates and calculations used to determine reserve levels due to changes in customer demand, changes in technology and other factors. Refer to the discussion of Inventories under Organization and Summary of Significant Accounting Policies included in the Notes to Financial Statements included within this 2017 Annual Report.

We believe the reserves discussed above are estimated using consistent and appropriate methods. However, changes to the assumptions could materially affect the recorded reserves.

2017 STRATTEC Annual Report	28

MANAGEMENT’S DISCUSSION AND ANALYSIS

NEW ACCOUNTING STANDARDS

In May 2014, the FASB issued an update to the accounting guidance for the recognition of revenue arising from contracts with customers. The update supersedes most current revenue recognition guidance and outlines a single comprehensive model for revenue recognition based on the principle that an entity should recognize revenue in an amount that reflects the expected consideration to be received in the exchange of goods and services. The guidance update also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The guidance permits two methods of adoption: the full retrospective method, which requires retrospective restatement of each prior reporting period presented, or the cumulative catch-up transition method, which requires the cumulative effect of initially applying the guidance be recognized at the date of initial application. We currently anticipate adopting the standard using the full retrospective method. The guidance update is effective for annual reporting periods beginning after December 15, 2017 and becomes effective for us at the beginning of our 2019 fiscal year. We do not anticipate early adoption. Our ability to adopt using the full retrospective method is dependent on system readiness and the completion of our analysis of information necessary to restate prior period financial statements. While we are continuing to assess all potential impacts of the application of the standard to STRATTEC, we currently do not expect that the adoption of this pronouncement will have a material impact on our consolidated financial statements.

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

In August 2016, the FASB issued an update to the accounting guidance on the classification of certain cash receipts and cash payments. The update aims to eliminate diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those years. We do not expect that the adoption of this pronouncement will have a material impact on our consolidated financial statements.

In March 2017, the FASB issued an update to the accounting guidance for the presentation of net periodic pension cost and net periodic postretirement benefit cost. The update requires the service cost component of net periodic benefit cost be reported in the same line items as other compensation costs arising from services rendered by the pertinent employees during the applicable period. The remaining components of net periodic benefit cost are required to be presented separately from the service cost component outside a subtotal of income from operations. Additionally, the update allows only the service cost component to be eligible for capitalization when applicable. The guidance requires retrospective restatement for each period presented for the presentation of the service cost component and the other components of net periodic

2017 STRATTEC Annual Report	29

MANAGEMENT’S DISCUSSION AND ANALYSIS

benefit cost in the income statement and prospective application for the capitalization of the service cost component of net periodic benefit cost. The guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those years, with early adoption permitted. We anticipate early adoption beginning with the interim periods of our fiscal 2018. We anticipate the adoption of this guidance will result in the reclassification of expense within our Consolidated Statements of income and Comprehensive Income for the years ended July 2, 2017 and July 3, 2016 from cost of goods sold and engineering, selling and administrative expenses to other income, net of approximately $1.1 million and $1.3 million, respectively.

RISK FACTORS

We recognize we are subject to the following risk factors based on our operations and the nature of the automotive industry in which we operate:

Loss of Significant Customers, Vehicle Content, Vehicle Models and Market Share – Sales to General Motors Company, Ford Motor Company and Fiat Chrysler Automobiles represented approximately 60 percent of our annual net sales (based on fiscal 2017 results) and, accordingly, these customers account for a significant percentage of our outstanding accounts receivable. The contracts with these customers provide for supplying the customer’s requirements for a particular model. The contracts do not specify a specific quantity of parts. The contracts typically cover the life of a model, which averages approximately four to five years. Components for certain customer models may also be “market tested” annually. Therefore, the loss of any one of these customers, the loss of a contract for a specific vehicle model, a reduction in vehicle content, the early cancellation of a specific vehicle model, technological changes or a significant reduction in demand for certain key models could occur, and if so, could have a material adverse effect on our existing and future revenues and net income.

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

2017 STRATTEC Annual Report	30

MANAGEMENT’S DISCUSSION AND ANALYSIS

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

Foreign Operations – We own and operate manufacturing operations in Mexico. As discussed above under “Joint Ventures and Majority Owned Subsidiaries”, we also have joint venture and majority owned investments in Mexico, Brazil, China and India. As these operations continue to expand, their success will depend, in part, on our and our partners’ ability to anticipate and effectively manage certain risks inherent in international operations, including: enforcing agreements and collecting receivables through certain foreign legal systems, payment cycles of foreign customers, compliance with foreign tax laws, general economic and political conditions in these countries and compliance with foreign laws and regulations. The success of these joint venture operations may be impacted by our partners’ ability to influence business decisions and therefore the operating results of the joint ventures could be adversely impacted. These influences, as well as conflicts or disagreements with our joint venture partners, could negatively impact the operations and financial results of our joint venture investments, which could have an adverse impact on our financial results. In addition, failure of our partners to be able to continue to fund their portion of the joint venture operations could have a material adverse effect on the financial condition and financial results of our joint venture investments, which could have a material adverse effect on our financial results. The joint venture investments in China generated losses in 2012 and 2013 due to relocation costs associated with moves to a new facility and start-up costs associated with a new product line. These relocation costs and start-up costs have been financed internally and externally by VAST China. Additionally, our VAST LLC joint venture in Brazil continues to report losses due to the weak automotive build in that region. The impact of any future planned capital expenditures or future expansion by VAST LLC in China, Brazil and India, may result in the need for additional future capital contributions to fund the operations of these joint venture investments.

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

Sources of and Fluctuations in Market Prices of Raw Materials – Our primary raw materials are high-grade zinc, brass, nickel silver, aluminum, steel and plastic resins. These materials are generally available from a limited number of suppliers, but we have chosen to concentrate our sourcing with one primary vendor for each commodity or purchased component. We believe our sources of raw materials are reliable and adequate for our needs. However, the development of future sourcing issues related to using existing or alternative raw materials and the global availability of these materials as well as significant fluctuations in the market prices of these materials may have an adverse effect on our financial results if the increased raw material costs cannot be recovered from our customers.

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

2017 STRATTEC Annual Report	31

MANAGEMENT’S DISCUSSION AND ANALYSIS

Disruptions Due to Work Stoppages and Other Labor Matters – Our major customers and many of their suppliers have unionized work forces. Work stoppages or slow-downs experienced by our customers or their suppliers could result in slow-downs or closures of assembly plants where our products are included in assembled vehicles. For example, strikes by a critical supplier called by the United Auto Workers led to extended shut-downs of most of General Motors’ North American assembly plants in February 2008 and in 1998. A material work stoppage experienced by one or more of our customers could have an adverse effect on our business and our financial results. In addition, all production associates at our Milwaukee facility are unionized. A sixteen-day strike by these associates in June 2001 resulted in increased costs as all salaried associates worked with additional outside resources to produce the components necessary to meet customer requirements. The current contract with our unionized associates is effective through September 17, 2018. We may encounter further labor disruption and we may also encounter unionization efforts in our other plants or other types of labor conflicts, any of which could have an adverse effect on our business and our financial results. Labor contracts between General Motors Company, Ford Motor Company and Fiat Chrysler Automobiles and their unionized associates under the United Auto Workers union expire in October and November 2019. In addition, their respective labor agreements with the Canadian auto workers union expire in September and October 2020. Labor disruptions encountered by our customers during the contract period could have an adverse effect on our business and our financial results.

Compliance Related to Regulations Related to Conflict Minerals – We are required to disclose the use of tin, tantalum, tungsten and gold (collectively, “conflict minerals”) mined from the Democratic Republic of the Congo and adjoining countries (the “covered countries”) if a conflict mineral(s) is necessary to the functionality of a product manufactured, or contracted to be manufactured, by us. We may determine, as part of our compliance efforts, that certain products or components we obtain from our suppliers could contain conflict minerals. If we are unable to conclude that all our products are free from conflict minerals originating from covered countries, this could have a negative impact on both our existing and future business, reputation and/or results of operations. We may also encounter challenges to satisfy customers who require that our products be certified as conflict free, which could place us at a competitive disadvantage if we are unable to substantiate such a claim. Compliance with these rules could also affect the sourcing and availability of some of the minerals used in the manufacture of products or components we obtain from our suppliers, including our ability to obtain products or components in sufficient quantities and/or at competitive prices to sell to our customers.

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

Highly Competitive Automotive Supply Industry – The automotive component supply industry is highly competitive. Some of our competitors are companies, or divisions or subsidiaries of companies, that are larger than STRATTEC and have greater financial, global and technology capabilities. Our products may not be able to compete successfully with the products of these other companies, which could result in loss of customers and, as a result, decreased sales and profitability. Some of our major customers have previously announced that they will be reducing their supply base. This could potentially result in the loss of these customers and consolidation within the supply base. The loss of any of our major customers could have a material adverse effect on our existing and future net sales and net income.

In addition, our competitive position in the North American automotive component supply industry could be adversely affected in the event that we are unsuccessful in making strategic investments, acquisitions or alliances or in establishing joint ventures that would enable us to expand globally, in particular, with the VAST Automotive Group and their ability to fund and service global vehicle platforms. We principally compete for new business at the beginning of the development of new models and upon the redesign of existing models by our major customers. New model development generally begins two to five years prior to the marketing of such new

2017 STRATTEC Annual Report	32

MANAGEMENT’S DISCUSSION AND ANALYSIS

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

STRATTEC Advanced Logic, LLC Joint Venture – As discussed under Joint Ventures and Majority Owned Subsidiaries herein, we maintain a 51 percent ownership interest in a joint venture, STRATTEC Advanced Logic, LLC, which was formed to introduce a new generation of biometric security products based upon the designs of Actuator Systems LLC, our partner and the owner of the remaining ownership interest in SAL LLC. The success of this joint venture operation has been impacted by the failure of our partner to be able to continue to fund their portion of the joint venture operations, which has had an adverse impact on our financial results. Furthermore, conflicts or disagreements with our joint venture partner, could negatively impact the operations and financial results of our joint venture investment, which could have an adverse impact on our financial results. The biometric security business is highly competitive. Some of the companies in the biometric security business are significantly larger than SAL LLC and have greater financial and technology capabilities. Our products may not be able to compete successfully both on price and technology features within our markets. As a result of some of these factors, during fiscal 2018, we, along with our joint venture partner, intend to wind down and discontinue operating the business of SAL LLC.

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

2017 STRATTEC Annual Report	33

CONSOLIDATED STATEMENTS OF INCOME AND

COMPREHENSIVE INCOME (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Years Ended
	July 2, 2017	July 3, 2016	June 28, 2015
NET SALES	$417,325	$401,419	$411,475
Cost of goods sold	357,163	336,594	338,815

GROSS PROFIT	60,162	64,825	72,660
Engineering, selling, and administrative expenses	46,460	43,917	41,534

INCOME FROM OPERATIONS	13,702	20,908	31,126
Interest income	136	25	185
Equity earnings (loss) of joint ventures	666	(2,235)	(788)
Interest expense	(417)	(176)	(71)
Other income, net	2,307	668	3,481

INCOME BEFORE PROVISION FOR INCOME TAXES AND NON-CONTROLLING INTEREST	16,394	19,190	33,933
Provision for income taxes	4,284	_ 5,068	9,382

NET INCOME	12,110	14,122	24,551
Net income attributable to non-controlling interest	4,913	4,973	3,897

NET INCOME ATTRIBUTABLE TO STRATTEC SECURITY CORPORATION	$7,197	$9,149	$20,654

COMPREHENSIVE INCOME:
NET INCOME	$12,110	$14,122	$24,551
Currency translation adjustments, net of tax	(426)	(5,248)	(5,133)
Pension and postretirement plan funded status adjustment, net of tax	5,768	(5,880)	(1,851)

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	5,342	(11,128)	(6,984)

COMPREHENSIVE INCOME	17,452	2,994	17,567
Comprehensive income attributable to non-controlling interest	5,470	4,659	3,574

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO STRATTEC SECURITY CORPORATION	$11,982	$(1,665)	$13,993

EARNINGS PER SHARE ATTRIBUTABLE TO STRATTEC SECURITY CORPORATION:
BASIC	$2.01	$2.55	$5.80

DILUTED	$1.96	$2.51	$5.66

AVERAGE SHARES OUTSTANDING:
BASIC	3,588	3,559	3,515
DILUTED	3,670	3,621	3,604

The accompanying Notes to Financial Statements are an integral part of these Consolidated Statements of Income and Comprehensive Income.

2017 STRATTEC Annual Report	34

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT SHARE AMOUNTS AND PER SHARE AMOUNTS)

	July 2, 2017	July 3, 2016
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$8,361	$15,477
Receivables, less allowance for doubtful accounts of $500 at July 2, 2017 and July 3, 2016	64,933	63,726
Inventories, net	35,476	38,683
Customer tooling in progress, net	11,544	6,971
Income taxes recoverable	1,987	3,826
Other current assets	6,704	5,768

Total current assets	129,005	134,451

INVESTMENT IN JOINT VENTURES	16,840	14,168
DEFERRED INCOME TAXES	256	5,387
OTHER LONG-TERM ASSETS	16,022	3,021
PROPERTY, PLANT AND EQUIPMENT, NET	111,591	85,149

	$273,714	$242,176

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$39,679	$32,416
Accrued liabilities:
Payroll and benefits	13,055	11,210
Environmental	1,308	1,365
Warranty	5,550	9,228
Other	8,303	9,996

Total current liabilities	67,895	64,215

COMMITMENTS AND CONTINGENCIES – see note beginning on page 51

BORROWINGS UNDER CREDIT FACILITIES	30,000	20,000
ACCRUED PENSION OBLIGATIONS	1,492	1,466
ACCRUED POSTRETIREMENT OBLIGATIONS	1,003	1,262
OTHER LONG-TERM LIABILITIES	610	721
SHAREHOLDERS’ EQUITY:
Common stock, authorized 12,000,000 shares, $.01 par value, issued 7,216,103 shares at July 2, 2017 and 7,188,363 shares at July 3, 2016	72	72
Capital in excess of par value	93,813	92,076
Retained earnings	225,913	220,728
Accumulated other comprehensive loss	(32,888)	(37,673)
Less: Treasury stock at cost (3,619,487 shares at July 2, 2017 and 3,622,506 shares at July 3, 2016)	(135,822)	(135,871)

Total STRATTEC SECURITY CORPORATION shareholders’ equity	151,088	139,332
Non-controlling interest	21,626	15,180

Total shareholders’ equity	172,714	154,512

	$273,714	$242,176

The accompanying Notes to Financial Statements are an integral part of these Consolidated Balance Sheets.

2017 STRATTEC Annual Report	35

CONSOLIDATED STATEMENTS OF
SHAREHOLDERS’ EQUITY (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Total	Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Non-Controlling Interest

BALANCE June 29, 2014	$134,903	$71	$87,054	$194,498	$(20,198)	$(135,919)	$9,397

Net income	24,551	-	-	20,654	-	-	3,897
Currency translation adjustments	(5,133)	-	-	-	(4,810)	-	(323)
Pension and postretirement funded status adjustment, net of tax of $1,087	(1,851)	-	-	-	(1,851)	-	-
Cash dividends declared ($0.48 per share)	(1,710)	-	-	(1,710)	-	-	-
Cash dividends paid to non-controlling interests of subsidiaries	(882)	-	-	-	-	-	(882)
Stock-based compensation and shortfall tax benefit	1,970	-	1,970	-	-	-	-
Stock option exercises	474	-	474	-	-	-	-
Employee stock purchases	79	-	62	-	-	17	-

BALANCE June 28, 2015	$152,401	$71	$89,560	$213,442	$(26,859)	$(135,902)	$12,089

Net income	14,122	-	-	9,149	-	-	4,973
Currency translation adjustments	(5,248)	-	-	-	(4,934)	-	(314)
Pension and postretirement funded status adjustment, net of tax of $3,454	(5,880)	-	-	-	(5,880)	-	-
Cash dividends declared ($0.52 per share)	(1,863)	-	-	(1,863)	-	-	-
Cash dividends paid to non-controlling interests of subsidiaries	(1,568)	-	-	-	-	-	(1,568)
Stock-based compensation and shortfall tax benefit	2,075	-	2,075	-	-	-	-
Stock option exercises	364	1	363	-	-	-	-
Employee stock purchases	109	-	78	-	-	31	-

BALANCE July 3, 2016	$154,512	$72	$92,076	$220,728	$(37,673)	$(135,871)	$15,180

Net income	12,110	-	-	7,197	-	-	4,913
Currency translation adjustments	(426)	-	-	-	(983)	-	557
Pension and postretirement funded status adjustment, net of tax of $3,387	5,768	-	-	-	5,768	-	-
Cash dividends declared ($0.56 per share)	(2,012)	-	-	(2,012)	-	-	-
Cash dividends paid to non-controlling interests of subsidiaries	(1,964)	-	-	-	-	-	(1,964)
Contribution from non-controlling interests of subsidiaries	2,940	-	-	-	-	-	2,940
Stock-based compensation and shortfall tax benefit	1,601	-	1,601	-	-	-	-
Stock option exercises	79	-	79	-	-	-	-
Employee stock purchases	106	-	57	-	-	49	-

BALANCE July 2, 2017	$172,714	$72	$93,813	$225,913	$(32,888)	$(135,822)	$21,626

The accompanying Notes to Financial Statements are an integral part of these Consolidated Statements of Shareholders’ Equity.

2017 STRATTEC Annual Report	36

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

	Years Ended
	July 2, 2017	July 3, 2016	June 28, 2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$12,110	$14,122	$24,551
Adjustments to reconcile net income to net cash provided by operating activities:
Equity (earnings) loss of joint ventures	(666)	2,235	788
Depreciation and amortization	11,418	10,121	8,815
Foreign currency transaction (gain) loss	(1,128)	(2,559)	(3,075)
Unrealized (gain) loss on peso forward contracts	(2,010)	889	-
Loss (gain) on disposition of property, plant and equipment	213	(17)	154
Deferred income taxes	1,851	3,027	(3,330)
Stock based compensation expense	1,508	1,625	1,323
Change in operating assets and liabilities:
Receivables	(1,707)	(5,129)	9,155
Inventories	3,207	(3,897)	(4,284)
Other assets	(6,499)	(9,481)	(1,482)
Accounts payable and accrued liabilities	5,168	(3,003)	(1,463)
Other, net	(323)	285	307

Net cash provided by operating activities	23,142	8,218	31,459

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in joint ventures	(400)	(1,720)	(4,384)
Loan to joint ventures	(2,230)	(225)	(315)
Repayments from loan to joint ventures	100	100	-
Additions to property, plant and equipment	(37,010)	(23,496)	(26,097)
Proceeds received on sale of property, plant and equipment	2	76	1

Net cash used in investing activities	(39,538)	(25,265)	(30,795)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings under credit facilities	36,000	26,500	9,000
Repayments under credit facilities	(26,000)	(16,500)	(1,500)
Exercise of stock options and employee stock purchases	241	473	553
Excess tax benefits from stock-based compensation	21	170	367
Contribution from non-controlling interest of subsidiaries	2,940	-	-
Dividends paid to non-controlling interests of subsidiaries	(1,964)	(1,568)	(882)
Dividends paid	(2,012)	(1,865)	(1,711)

Net cash provided by financing activities	9,226	7,210	5,827

FOREIGN CURRENCY IMPACT ON CASH	54	(381)	(552)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(7,116)	(10,218)	5,939

CASH AND CASH EQUIVALENTS
Beginning of year	15,477	25,695	19,756

End of year	$8,361	$15,477	$25,695

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

CASH PAID DURING THE PERIOD FOR:
Income taxes	$318	$4,699	$14,754
Interest	$350	$157	$47

NON-CASH INVESTING ACTIVITIES:
Change in capital expenditures in accounts payable	$(99)	$2,625	$136
Guarantee of joint venture revolving credit facility	$-	$505	$995
Guarantee of joint venture contract	$-	$-	$250

The accompanying Notes to Financial Statements are an integral part of these Consolidated Statements of Cash Flows.

2017 STRATTEC Annual Report	37

NOTES TO FINANCIAL STATEMENTS

ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

STRATTEC SECURITY CORPORATION designs, develops, manufactures and markets automotive access control products including mechanical locks and keys, electronically enhanced locks and keys, steering column and instrument panel ignition lock housings, latches, power sliding side door systems, power lift gate systems, power deck lid systems, door handles and related products for primarily North American automotive customers. We also supply global automotive manufacturers through a unique strategic relationship with WITTE Automotive (“WITTE”) of Velbert, Germany and ADAC Automotive (“ADAC”) of Grand Rapids, Michigan. Under this relationship, STRATTEC, WITTE and ADAC market the products of each company to global customers under the “VAST” brand name (as more fully described herein). STRATTEC products are shipped to customer locations in the United States, Canada, Mexico, Europe, South America, Korea, China and India, and we provide full service and aftermarket support for each partner’s products. We also maintain a 51 percent interest in a joint venture, STRATTEC Advanced Logic, LLC (“SAL LLC”), which exists to introduce a new generation of biometric security products based on the designs of Actuator Systems, our partner and the owner of the remaining ownership interest.

The accompanying consolidated financial statements reflect the consolidated results of STRATTEC SECURITY CORPORATION, its wholly owned Mexican subsidiary, STRATTEC de Mexico, and its majority owned subsidiaries, ADAC-STRATTEC, LLC and STRATTEC POWER ACCESS LLC. STRATTEC SECURITY CORPORATION is located in Milwaukee, Wisconsin. STRATTEC de Mexico is located in Juarez, Mexico. ADAC-STRATTEC, LLC and STRATTEC POWER ACCESS LLC have operations in El Paso, Texas and Juarez and Leon, Mexico. Equity investments in Vehicle Access Systems Technology LLC (“VAST LLC”) and SAL LLC for which we exercise significant influence but do not control and are not the primary beneficiary, are accounted for using the equity method. VAST LLC consists primarily of three wholly owned subsidiaries in China, one wholly owned subsidiary in Brazil and one joint venture entity in India. SAL LLC is located in El Paso, Texas. We have only one reporting segment.

The significant accounting policies followed in the preparation of these financial statements, as summarized in the following paragraphs, are in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

Principles of Consolidation and Presentation: The accompanying consolidated financial statements include the accounts of STRATTEC SECURITY CORPORATION, its wholly owned Mexican subsidiary and its majority owned subsidiaries. Equity investments for which STRATTEC exercises significant influence but does not control and is not the primary beneficiary are accounted for using the equity method. All significant inter-company transactions and balances have been eliminated.

New Accounting Standards: In May 2014, the FASB issued an update to the accounting guidance for the recognition of revenue arising from contracts with customers. The update supersedes most current revenue recognition guidance and outlines a single comprehensive model for revenue recognition based on the principle that an entity should recognize revenue in an amount that reflects the expected consideration to be received in the exchange of goods and services. The guidance update also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The guidance permits two methods of adoption: the full retrospective method, which requires retrospective restatement of each prior reporting period presented, or the cumulative catch-up transition method, which requires the cumulative effect of initially applying the guidance be recognized at the date of initial application. We currently anticipate adopting the standard using the full retrospective method. The guidance update is effective for annual reporting periods beginning after December 15, 2017 and becomes effective for us at the beginning of our 2019 fiscal year. We do not anticipate early adoption. Our ability to adopt using the full retrospective method is dependent on system readiness and the completion of our analysis of information necessary to restate prior period financial statements. While we are continuing to assess all potential impacts of the application of the standard to STRATTEC, we currently do not expect that the adoption of this pronouncement will have a material impact on our consolidated financial statements.

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

2017 STRATTEC Annual Report	38

NOTES TO FINANCIAL STATEMENTS

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

In August 2016, the FASB issued an update to the accounting guidance on the classification of certain cash receipts and cash payments. The update aims to eliminate diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those years. We do not expect that the adoption of this pronouncement will have a material impact on our consolidated financial statements.

In March 2017, the FASB issued an update to the accounting guidance for the presentation of net periodic pension cost and net periodic postretirement benefit cost. The update requires the service cost component of net periodic benefit cost be reported in the same line items as other compensation costs arising from services rendered by the pertinent employees during the applicable period. The remaining components of net periodic benefit cost are required to be presented separately from the service cost component outside a subtotal of income from operations. Additionally, the update allows only the service cost component to be eligible for capitalization when applicable. The guidance requires retrospective restatement for each period presented for the presentation of the service cost component and the other components of net periodic benefit cost in the income statement and prospective application for the capitalization of the service cost component of net periodic benefit cost. The guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those years, with early adoption permitted. We anticipate early adoption beginning with the interim periods of our fiscal 2018. We anticipate the adoption of this guidance will result in the reclassification of expense within our Consolidated Statements of Income and Comprehensive Income for the years ended July 2, 2017 and July 3, 2016 from cost of goods sold and engineering, selling and administrative expenses to other income, net of approximately $1.1 million and $1.3 million, respectively.

Fiscal Year: Our fiscal year ends on the Sunday nearest June 30. The years ended July 2, 2017, July 3, 2016 and June 28, 2015 are comprised of 52, 53 and 52 weeks, respectively.

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

Derivative Instruments: We own and operate manufacturing operations in Mexico. As a result, a portion of our manufacturing costs are incurred in Mexican pesos, which causes our earnings and cash flows to fluctuate due to changes in the U.S. dollar/Mexican peso exchange rate. We executed contracts with Bank of Montreal that provide for bi-weekly and monthly Mexican peso currency forward contracts for a portion of our estimated peso denominated operating costs. These peso currency forward contracts include settlement dates that began on October 16, 2015 and end on June 15, 2018. No forward contracts were in place during fiscal 2015. Our objective in entering into these currency forward contracts is to minimize our earnings volatility resulting from changes in exchange rates affecting the U.S. dollar cost of our Mexican operations. The Mexican peso forward contracts are not used for speculative purposes and are not designated as hedges. As a result, all currency forward contracts are recognized in our accompanying consolidated financial statements at fair value and changes in the fair value are reported in current earnings as part of Other Income, net.

The following table quantifies the outstanding Mexican peso forward contracts as of July 2, 2017 (thousands of dollars, except average forward contractual exchange rates):

			Average
	Effective	Notional	Forward Contractual	Fair
	Dates	Amount	Exchange Rate	Value

Buy MXP/Sell USD	July 15, 2017 - June 15, 2018	$12,000	20.37	$1,121

The fair market value of all outstanding Mexican peso forward contracts in the accompanying Consolidated Balance Sheets was as follows (thousands of dollars):

	July 2, 2017	July 3, 2016
Not designated as hedging Instruments:
Other current assets:
Mexican peso forward contracts	$1,121	$ -
Other long-term assets:
Mexican peso forward contracts	$ -	$107
Other current liabilities:
Mexican peso forward contracts	$ -	$996

2017 STRATTEC Annual Report	39

NOTES TO FINANCIAL STATEMENTS

The pre-tax effects of the Mexican peso forward contracts on the accompanying Consolidated Statements of Income and Comprehensive Income consisted of the following (thousands of dollars):

	Other Income, net
	Years Ended
	July 2, 2017	July 3, 2016	June 28, 2015
Not Designated as Hedging Instruments:
Realized loss	$1,650	$1,196	$-
Unrealized loss	$-	$889	$-
Unrealized gain	$2,010	$-	$-

Fair Value of Financial Instruments: The fair value of our cash and cash equivalents, accounts receivable, accounts payable and borrowings under our credit facilities approximated their book value as of July 2, 2017 and July 3, 2016. Fair Value is defined as the exchange price that would be received for an asset or paid for a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. There is an established fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable. Level 1 –Quoted prices in active markets for identical assets or liabilities. These are typically obtained from real-time quotes for transactions in active exchange markets involving identical assets. Level 2 – Inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly. These are typically obtained from readily-available pricing sources for comparable instruments. Level 3 – Unobservable inputs, where there is little or no market activity for the asset or liability. These inputs reflect the reporting entity’s own assumptions of the data that market participants would use in pricing the asset or liability, based on the best information available in the circumstances. The following table summarizes our financial assets and liabilities measured at fair value on a recurring basis as of July 2, 2017 and July 3, 2016 (thousands of dollars):

	July 2, 2017				July 3, 2016
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Rabbi Trust Assets:
Stock index funds:
Small cap	$382	$-	$-	$382	$356	$-	$-	$356
Mid cap	391	-	-	391	357	-	-	357
Large cap	519	-	-	519	498	-	-	498
International	541	-	-	541	389	-	-	389
Fixed income funds	763	-	-	763	700	-	-	700
Cash and cash equivalents	-	3	-	3	-	3	-	3
Mexican peso forward contracts	-	1,121	-	1,121	-	107	-	107

Total assets at fair value	$2,596	$1,124	$-	$3,720	$2,300	$110	$-	$2,410

Liabilities:
Mexico peso forward contracts	$-	$-	$-	$-	$-	$996	$-	$996

The Rabbi Trust assets fund our amended and restated supplemental executive retirement plan and are included in Other Long-Term Assets in the accompanying Consolidated Balance Sheets. Refer to discussion of Mexican peso forward contracts under Derivative Instruments above. The fair value of the Mexican peso forward contracts considers the remaining term, current exchange rate and interest rate differentials between the two currencies. There were no transfers between Level 1 and Level 2 assets during 2017 or 2016.

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

	Balance,	Provision		Balance,
	Beginning	for Doubtful	Net	End of
	of Year	Accounts	Write-Offs	Year

Year ended July 2, 2017	$500	$-	$-	$500
Year ended July 3, 2016	$500	$-	$-	$500
Year ended June 28, 2015	$500	$-	$-	$500

2017 STRATTEC Annual Report	40

NOTES TO FINANCIAL STATEMENTS

Inventories: Inventories are comprised of material, direct labor and manufacturing overhead, and are stated at the lower of cost or market using the first-in, first-out (“FIFO”) cost method of accounting. Inventories consisted of the following (thousands of dollars):

	July 2, 2017	July 3, 2016
Finished products	$ 9,976	$10,137
Work in process	9,328	8,291
Purchased materials	20,682	23,055

	39,986	41,483
Excess and obsolete reserve	(4,510)	(2,800)

Inventories, net	$35,476	$38,683

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

	Balance,	Provision		Balance,
	Beginning	Charged to	Amounts	End of
	of Year	Expense	Written Off	Year

Year ended July 2, 2017	$2,800	$2,718	$1,008	$4,510
Year ended July 3, 2016	$2,300	$ 844	$ 344	$2,800
Year ended June 28, 2015	$2,150	$ 655	$ 505	$2,300

Customer Tooling in Progress: We incur costs related to tooling used in component production and assembly. Costs for development of certain tooling, which will be directly reimbursed by the customer whose parts are produced from the tool, are accumulated on the balance sheet and are then billed to the customer. The accumulated costs are billed upon formal acceptance by the customer of products produced with the individual tool. Other tooling costs are not directly reimbursed by the customer. These costs are capitalized and amortized over the life of the related product based on the fact that the related tool will be used over the life of the supply arrangement. To the extent that estimated costs exceed expected reimbursement from the customer we recognize a loss.

Repair and Maintenance Supply Parts: We maintain an inventory of repair and maintenance supply parts in support of operations. This inventory includes critical repair parts for all production equipment as well as general maintenance items. The inventory of critical repair parts is required to avoid disruptions in our customers’ just-in-time production schedules due to a lack of spare parts when equipment break-downs occur. All required critical repair parts are on hand when the related production equipment is placed in service and maintained to satisfy the customer model life production and service requirements, which may be 12 to 15 years. As repair parts are used, additional repair parts are purchased to maintain a minimum level of spare parts inventory. Depending on maintenance requirements during the life of the equipment, excess quantities of repair parts arise. Excess quantities are kept on hand and are not disposed of until the equipment is no longer in service. A repair and maintenance supply parts reserve is maintained to recognize the normal adjustment of inventory for obsolete and slow moving supply and maintenance parts. The adequacy of the reserve is reviewed periodically in relation to the repair parts inventory balances. The gross balance of the repair and maintenance supply parts inventory was approximately $3.7 million at July 2, 2017 and $3.2 million at July 3, 2016. The repair and maintenance supply parts inventory balance is included in Other Current Assets in the accompanying Consolidated Balance Sheets. The activity related to the repair and maintenance supply parts reserve was as follows (thousands of dollars):

	Balance,	Provision		Balance,
	Beginning	Charged to	Amounts	End of
	of Year	Expense	Written Off	Year

Year ended July 2, 2017	$700	$438	$238	$900
Year ended July 3, 2016	$620	$366	$286	$700
Year ended June 28, 2015	$585	$348	$313	$620

2017 STRATTEC Annual Report	41

NOTES TO FINANCIAL STATEMENTS

Intangibles: Intangible assets that have defined useful lives were acquired in the purchase of the power sliding door, lift gate and deck lid system access control products from Delphi Corporation in 2009 and consist of patents, engineering drawings and software. The intangible assets balance is included in Other Long-Term Assets in the accompanying Consolidated Balance Sheets. The carrying value and accumulated amortization for these assets were as follows (thousands of dollars):

	July 2, 2017	July 3, 2016
Patents, engineering drawings and software	$890	$890
Less: accumulated amortization	(849)	(750)

	$ 41	$140

The remaining useful life of the intangible assets in the table above is approximately 0.4 years. Intangible amortization expense was $99,000 for each of the years ended July 2, 2017, July 3, 2016 and June 28, 2015. Intangible amortization expense is expected to be $41,000 in fiscal year 2018 and zero thereafter.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets as follows:

Classification	Expected Useful Lives
Land improvements	20 years
Buildings and improvements	15 to 35 years
Machinery and equipment	3 to 15 years

Property, plant and equipment consisted of the following (thousands of dollars):

	July 2, 2017	July 3, 2016
Land and improvements	$4,732	$4,686
Buildings and improvements	36,046	29,361
Machinery and equipment	210,741	182,812

	251,519	216,859
Less: accumulated depreciation	(139,928)	(131,710)

	$111,591	$85,149

Depreciation expense was as follows for the periods indicated (thousands of dollars):

Depreciation Expense
2017	$11,319
2016	$10,022
2015	$ 8,716

The gross and net book value of property, plant and equipment located outside of the United States, primarily in Mexico, were as follows (thousands of dollars):

	July 2, 2017	July 3, 2016
Gross book value	$130,166	$97,537
Net book value	$ 69,652	$43,954

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment recognized is measured by the excess of the carrying amount of the asset over the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less estimated costs to sell. There were no impairments recorded in the years ended July 2, 2017, July 3, 2016 or June 28, 2015.

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

2017 STRATTEC Annual Report	42

NOTES TO FINANCIAL STATEMENTS

Supplier Concentrations: The following inventory purchases were made from major suppliers during each fiscal year noted:

	Percentage of	Number of
Fiscal Year	Inventory Purchases	Suppliers
2017	39%	7
2016	36%	6
2015	27%	5

We have long-term contracts or arrangements with most of our suppliers to guarantee the availability of raw materials and component parts.

Labor Concentrations: We had approximately 3,892 full-time associates of which approximately 275 or 7.1 percent were represented by a labor union at July 2, 2017. The associates represented by a labor union account for all production associates at our Milwaukee facility. The current contract with the unionized associates is effective through September 17, 2018.

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

Research and Development Costs: Expenditures relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. Research and development expenditures were approximately $4.6 million in 2017, $430,000 in 2016 and $280,000 in 2015.

Other Income, Net: Net other income included in the accompanying Consolidated Statements of Income and Comprehensive Income primarily included foreign currency transaction gains and losses, realized and unrealized gains and losses on our Mexican peso currency forward contracts and Rabbi Trust gains. Foreign currency transaction gains and losses resulted from activity associated with foreign denominated assets held by our Mexican subsidiaries. We entered into the Mexican peso currency forward contracts during fiscal 2016 and 2017 to minimize earnings volatility resulting from changes in exchange rates affecting the U.S. dollar cost of our Mexican operations. The Rabbi Trust assets fund our amended and restated supplemental executive retirement plan. The investments held in the Trust are considered trading securities. The impact of these items for the periods presented was as follows (thousands of dollars):

	Years Ended
	July 2, 2017	July 3, 2016	June 28, 2015
Foreign currency transaction gain	$ 1,128	$2,559	$3,075
Rabbi Trust gain (loss)	296	(41)	96
Unrealized gain (loss) on Mexican peso forward contracts	2,010	(889)	-
Realized loss on Mexican peso forward contracts	(1,650)	(1,196)	-
Other	523	235	310

	$ 2,307	$ 668	$3,481

Self Insurance Plans: We have self-insured medical and dental plans covering all eligible U.S. associates. The claims handling process for the self-insured plans are managed by a third-party administrator. Stop-loss insurance coverage limits our liability on a per individual per calendar year basis. The per individual per calendar year stop-loss limit was $150,000 in each calendar year 2014 through 2017. Effective January 1, 2011, under Health Care Reform, there is no lifetime maximum for overall benefits.

The expected ultimate cost for claims incurred under the self-insured medical and dental plans as of the applicable balance sheet date is not discounted and is recognized as an expense on our Consolidated Statements of Income and Comprehensive Income. The expected ultimate cost of claims is estimated based upon the aggregate liability for reported claims and an estimated liability for claims incurred but not reported, which is based on an analysis of historical data, current health care trends and information available from the third-party administrator. As additional information becomes available, actual results may differ from recorded estimates, which may require us to adjust the amount of our estimated liability for claims incurred but not reported. The expected ultimate cost for claims incurred under the self-insured medical and dental plans that has not been paid as of the applicable balance sheet date is included in Accrued Liabilities: Payroll and Benefits in our accompanying Consolidated Balance Sheets.

Changes in the balance sheet amounts for self-insured plans were as follows (thousands of dollars):

	Balance,	Provision		Balance,
	Beginning	Charged to		End of
	of Year	Expense	Payments	Year

Year ended July 2, 2017	$420	$5,796	$5,796	$420
Year ended July 3, 2016	$420	$5,032	$5,032	$420
Year ended June 28, 2015	$420	$4,756	$4,756	$420

2017 STRATTEC Annual Report	43

NOTES TO FINANCIAL STATEMENTS

Warranty Reserve: We have a warranty liability recorded related to our known and potential exposure to warranty claims in the event our products fail to perform as expected, and in the event we may be required to participate in the repair costs incurred by our customers for such products. The recorded warranty liability balance involves judgment and estimates. Our liability estimate is based on an analysis of historical warranty data as well as current trends and information, including our customers’ recent extension and/or expansion of their warranty programs. In recent fiscal periods, our largest customers have extended their warranty protection for their vehicles and have since demanded higher warranty cost sharing arrangements from their suppliers in their terms and conditions to purchase, including from STRATTEC. During 2017 and 2016, the warranty liability was reduced as a result of settlement payments of previously accrued customer warranty issues. The 2015 warranty provision included various known or expected customer warranty issues and estimated future warranty costs to be incurred as of June 2015 for which amounts were reasonably estimable. As additional information becomes available, actual results may differ from recorded estimates, which may require us to adjust the amount of our warranty provision.

Changes in the warranty reserve were as follows (thousands of dollars):

		(Recoveries)
	Balance,	Provision		Balance,
	Beginning	Charged		End of
	of Year	to Expense	Payments	Year

Year ended July 2, 2017	$ 9,228	$ (843)	$2,835	$ 5,550
Year ended July 3, 2016	$11,835	$ 583	$3,190	$ 9,228
Year ended June 28, 2015	$ 3,462	$8,975	$ 602	$11,835

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

Accumulated Other Comprehensive Loss: Accumulated other comprehensive loss was comprised of the following (thousands of dollars):

	July 2, 2017	July 3, 2016	June 28, 2015
Unrecognized pension and postretirement benefit liabilities, net of tax	$ 18,750	$ 24,518	$ 18,638
Foreign currency translation, net of tax	14,138	13,155	8,221

	$ 32,888	$ 37,673	$ 26,859

The following tables summarize the changes in accumulated other comprehensive loss (“AOCL”) for the years ended July 2, 2017 and July 3, 2016 (thousands of dollars):

	Year Ended July 2, 2017

	Foreign Currency	Retirement and
	Translation	Postretirement
	Adjustments	Plans	Total
Balance July 3, 2016	$13,155	$24,518	$37,673
Other comprehensive loss before reclassifications	534	(6,142)	(5,608)
Income tax	(108)	2,272	2,164

Net other comprehensive loss before reclassifications	426	(3,870)	(3,444)
Reclassifications:
Prior service credits (A)	-	753	753
Actuarial gains (A)	-	(3,766)	(3,766)

Total reclassifications before tax	-	(3,013)	(3,013)
Income Tax	-	1,115	1,115

Net reclassifications	-	(1,898)	(1,898)

Other comprehensive loss (income)	426	(5,768)	(5,342)
Other comprehensive income attributable to non-controlling interest	(557)	-	(557)

Balance July 2, 2017	$14,138	$18,750	$32,888

2017 STRATTEC Annual Report	44

NOTES TO FINANCIAL STATEMENTS

	Year Ended July 3, 2016

	Foreign Currency	Retirement and
	Translation	Postretirement
	Adjustments	Plans	Total
Balance June 28, 2015	$8,221	$18,638	$26,859
Other comprehensive loss before reclassifications	5,248	11,640	16,888
Income Tax	-	(4,307)	(4,307)

Net other comprehensive loss before reclassifications	5,248	7,333	12,581
Reclassifications:
Prior service credits (A)	-	753	753
Actuarial gains (A)	-	(3,059)	(3,059)

Total reclassifications before tax	-	(2,306)	(2,306)
Income Tax	-	853	853

Net reclassifications	-	(1,453)	(1,453)

Other comprehensive loss	5,248	5,880	11,128
Other comprehensive loss attributable to non-controlling interest	314	-	314

Balance July 3, 2016	$13,155	$24,518	$37,673

(A)	Amounts reclassified are included in the computation of net periodic benefit cost, which is included in Cost of Goods Sold and Engineering, Selling and Administrative expenses in the accompanying Consolidated Statements of Income and Comprehensive Income. See the Note Retirement Plans and Postretirement Costs in these notes to financial statements.

Accounting For Stock-Based Compensation: We maintain an omnibus stock incentive plan. This plan provides for the granting of stock options, shares of restricted stock and stock appreciation rights. The Board of Directors has designated 1,850,000 shares of common stock available for the grant of awards under the plan. Remaining shares available to be granted under the plan as of July 2, 2017 were 204,939. Awards that expire or are cancelled without delivery of shares become available for re-issuance under the plan. We issue new shares of common stock to satisfy stock option exercises.

Nonqualified and incentive stock options and shares of restricted stock have been granted to our officers, outside directors and specified associates under the stock incentive plan. Stock options granted under the plan may not be issued with an exercise price less than the fair market value of the common stock on the date the option is granted. Stock options become exercisable as determined at the date of grant by the Compensation Committee of our Board of Directors. The options expire 10 years after the grant date unless an earlier expiration date is set at the time of grant. The options vest 1 to 4 years after the date of grant. Shares of restricted stock granted under the plan are subject to vesting criteria determined by the Compensation Committee of our Board of Directors at the time the shares are granted and have a minimum vesting period of one year from the date of grant. Restricted shares granted prior to August 2014 have voting and dividend rights, regardless of whether the shares are vested or unvested. Restricted shares granted during August 2014 and thereafter have voting rights, regardless of whether the shares are vested or unvested, but only have the right to receive cash dividends after such shares become vested. Prior to August 2016, the restricted stock grants issued vest or vested 3 to 5 years after the date of grant. As of August 2016, restricted stock grants issued vest 1 to 5 years after the date of grant.

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

Unrecognized compensation cost as of July 2, 2017 related to stock options and restricted stock granted under the plan was as follows (thousands of dollars):

		Weighted Average Period
	Compensation	over which Cost is to be
	Cost	Recognized (in years)

Stock options granted	$ 14	0.1
Restricted stock granted	$1,461	1.0

2017 STRATTEC Annual Report	45

NOTES TO FINANCIAL STATEMENTS

Unrecognized compensation cost will be adjusted for any future changes in estimated and actual forfeitures.

Cash received from stock option exercises and the related income tax benefit were as follows (thousands of dollars):

	Cash Received from	Income Tax
Fiscal Year	Stock Option Exercises	Benefit

2017	$ 136	$ 25
2016	$ 364	$ 196
2015	$ 474	$ 458

The intrinsic value of stock options exercised and the fair value of stock options vested were as follows (thousands of dollars):

	Years Ended
	July 2, 2017	July 3, 2016	June 28, 2015
Intrinsic value of options exercised	$ 115	$ 529	$1,375
Fair value of stock options vested	$ 566	$ 331	$ 382

The grant date fair values and assumptions used to determine compensation expense recorded in the accompanying financial statements were as follows:

Options Granted During	2015
Weighted average grant date fair value:
Options issued at grant date market value	n/a
Options issued above grant date market value	$34.93
Assumptions:
Risk free interest rates	1.90%
Expected volatility	57.83%
Expected dividend yield	0.62%
Expected term (in years)	6.0

No options were granted during the fiscal year ended July 2, 2017 and July 3, 2016.

The range of options outstanding as of July 2, 2017 was as follows:

			Weighted Average Remaining
	Number of Options	Weighted Average Exercise	Contractual Life Outstanding
	Outstanding/Exercisable	Price Outstanding/Exercisable	(In Years)

$10.92-$18.49	42,214/42,214	$15.36/$15.36	2.2
$26.53-$38.71	87,284/87,284	$30.72/$30.72	5.2
$79.73	9,010/-	$79.73/$-	7.1
		$29.23/$25.71

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

2017 STRATTEC Annual Report	46

NOTES TO FINANCIAL STATEMENTS

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

VAST LLC has investments in Sistema de Veicular Ltda, VAST Fuzhou, VAST Great Shanghai, VAST Shanghai Co. and Minda-VAST Access Systems. Sistema de Acesso Veicular Ltda is located in Brazil and services customers in South America. VAST Fuzhou, VAST Great Shanghai and VAST Shanghai Co. (collectively known as VAST China), provide a base of operations to service our automotive customers in the Asian market. VAST LLC also maintains branch offices in South Korea and Japan in support of customer sales and engineering requirements.

Effective April 30, 2015, VAST LLC executed an agreement with Minda Management Services Limited to become a 50:50 joint venture partner in the former Minda-Valeo Security Systems joint venture entity, based in Pune, India. This joint venture entity was renamed Minda-VAST Access Systems (“Minda-VAST”). Minda Management Services Limited is an affiliate of both Minda Corporation Limited and Spark Minda, Ashok Minda Group of New Delhi, India (collectively “Minda”). Minda and its affiliates cater to the needs of all major car, motorcycle, commercial vehicle, tractor and off-road vehicle manufacturers in India. They are a leading manufacturer in the Indian marketplace of security and access products, handles, automotive safety, restraint systems, driver information and telematics systems for both OEMs and the aftermarket.

The VAST LLC investments are accounted for using the equity method of accounting. The activities related to the VAST LLC joint ventures resulted in equity earnings of joint ventures to STRATTEC of approximately $2.6 million during 2017, equity loss of joint ventures to STRATTEC of approximately $639,000 during 2016 and equity earnings of joint ventures to STRATTEC of approximately $1.3 million during 2015. The 2016 equity loss of joint ventures for VAST LLC included a $6.0 million impairment charge related to its Minda-VAST Access Systems joint venture in India. STRATTEC’s portion of this impairment charge for 2016 totaled $2.0 million. During 2017 and 2016, capital contributions totaling $1.2 million and $660,000, respectively, were made to VAST LLC for purposes of funding operations in Brazil. STRATTEC’s portion of the capital contributions totaled $400,000 in 2017 and $220,000 in 2016. During 2015, cash capital contributions totaling $13.2 million were made to VAST LLC in support of the acquisition of the 50 percent joint venture interest in Minda-VAST and in support of general operating expenses for the Brazilian entity. STRATTEC’s portion of the cash capital contributions totaled $4.4 million.

ADAC-STRATTEC LLC, a Delaware limited liability company, was formed in fiscal year 2007 to support injection molding and door handle assembly operations in Mexico. ADAC-STRATTEC LLC was 51 percent owned by STRATTEC and 49 percent owned by ADAC for all periods presented in this report. An additional Mexican entity, ADAC-STRATTEC de Mexico, is wholly owned by ADAC-STRATTEC LLC. ADAC-STRATTEC LLC’s financial results are consolidated with the financial results of STRATTEC and resulted in increased net income to STRATTEC of approximately $3.1 million in 2017, $2.9 million in 2016 and $2.6 million in 2015. In accordance with the provisions of the ADAC-STRATTEC Credit Facility a capital contribution to ADAC-STRATTEC LLC of $6 million collectively from STRATTEC and ADAC was completed during 2017. STRATTEC’s portion of this capital contribution totaled $3.06 million. No capital contributions to ADAC-STRATTEC LLC were made during 2016 or 2015.

STRATTEC POWER ACCESS LLC (“SPA”) was formed in fiscal year 2009 to supply the North American portion of the power sliding door, lift gate and deck lid system access control products which were acquired from Delphi Corporation. SPA was 80 percent owned by STRATTEC and 20 percent owned by WITTE for all periods presented in this report. An additional Mexican entity, STRATTEC POWER ACCESS de Mexico, is wholly owned by SPA. The financial results of SPA are consolidated with the financial results of STRATTEC and resulted in increased net income to STRATTEC of approximately $2.6 million in 2017, increased net income to STRATTEC of approximately $2.0 million in 2016 and reduced net income to STRATTEC of approximately $269,000 in 2015.

SAL LLC was formed in fiscal 2013 to introduce a new generation of biometric security products based upon the designs of Actuator Systems LLC, our partner and the owner of the remaining ownership interest. SAL LLC was 51 percent owned by STRATTEC for all periods presented in this report. Our investment in SAL LLC, for which we exercise significant influence but do not control and are not the primary beneficiary, is accounted for using the equity method. The activities related to SAL LLC resulted in an equity loss of joint ventures to STRATTEC of approximately $1.9 million in 2017, $1.6 million in 2016 and $2.0 million in 2015. Effective with our fiscal 2015 fourth quarter, 100 percent of the funding for SAL LLC was being made through loans from STRATTEC to SAL LLC and through STRATTEC’s guarantee of the SAL Credit Facility which is discussed herein. Therefore, effective with our fiscal 2015 fourth quarter, even though STRATTEC maintains a 51 percent ownership interest in SAL LLC,

2017 STRATTEC Annual Report	47

NOTES TO FINANCIAL STATEMENTS

STRATTEC began recognizing 100 percent of the losses of SAL LLC up to our committed financial support through Equity Earnings (Loss) of Joint Ventures in the accompanying Consolidated Statements of Income and Comprehensive Income. In addition, the equity loss of joint ventures for SAL LLC included the following for the periods presented (thousands of dollars):

	Years Ended
	July 2, 2017	July 3, 2016	June 28, 2015
Loss on guarantee of SAL LLC vendor contract	$-	$-	$123
Loss on loan to SAL LLC	$-	$225	$100
Loss on guarantee of SAL LLC credit facility	$-	$247	$488

During fiscal 2018, we, along with our joint venture partner, intend to wind down and discontinue operating the business of SAL LLC.

STRATTEC’s joint venture investments are included in the accompanying Consolidated Balance Sheets as follows (thousands of dollars):

	July 2, 2017	July 3, 2016
Investment in Joint Ventures:
Investment in VAST LLC	$16,840	$14,168

Other Current Liabilities:
Investment in SAL LLC	$463	$1,265

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

	Years Ended
	July 2, 2017	July 3, 2016	June 28, 2015
Net sales	$128,963	$114,338	$124,929
Cost of goods sold	101,910	94,060	105,132

Gross profit	27,053	20,278	19,797
Engineering, selling and administrative expense	19,710	15,866	16,155
Impairment charge	-	6,000	-

Income (loss) from operations	7,343	(1,588)	3,642
Other income (expense), net	1,662	(115)	123

Income (loss) before provision for income taxes	9,005	(1,703)	3,765
Provision for income taxes	1,235	168	41

Net income (loss)	$7,770	$(1,871)	$3,724

STRATTEC’s share of VAST LLC net income (loss)	$2,590	$(624)	$1,241
Intercompany profit eliminations	3	(15)	10

STRATTEC’s equity earnings (loss) of VAST LLC	$2,593	$(639)	$1,251

2017 STRATTEC Annual Report	48

NOTES TO FINANCIAL STATEMENTS

	July 2, 2017	July 3, 2016
Cash and cash equivalents	$ 11,757	$ 6,584
Receivables, net	41,942	24,557
Inventories, net	15,185	13,500
Other current assets	11,782	13,007

Total current assets	80,666	57,648
Property, plant and equipment, net	31,017	26,557
Other long-term assets	12,850	11,086

Total assets	$124,533	$95,291

Current liabilities	$ 70,753	$50,462
Long-term liabilities	2,960	2,019

Total liabilities	$ 73,713	$52,481

Net assets	$ 50,820	$42,810

STRATTEC’s share of VAST LLC net assets	$ 16,940	$14,270

The 2016 equity loss of joint ventures for VAST LLC included a $6 million impairment charge related to its Minda-VAST Access Systems joint venture in India. STRATTEC’s portion of this impairment charge in 2016 totaled $2 million.

As discussed above under the note Investment in Joint Ventures and Majority Owned Subsidiaries, we hold a 51 percent ownership interest in a joint venture company, SAL LLC, which exists to introduce a new generation of biometric security products based upon the designs of Actuator Systems LLC, our partner. SAL LLC had a $1.5 million revolving credit facility with BMO Harris Bank N.A. with a maturity date of February 16, 2016, which was fully guaranteed by STRATTEC. Outstanding borrowings under the SAL Credit Facility as of February 16, 2016 totaled $1.5 million. SAL LLC did not have cash available to pay the outstanding debt balance as of the maturity date. Therefore, STRATTEC made a payment of $1.5 million on its guarantee on February 16, 2016. Prior to making the guarantee payment, STRATTEC had recorded a liability related to the guarantee of $1.5 million at February 16, 2016. STRATTEC’s proportionate share of the guarantee based on our ownership percentage in SAL LLC totaled $765,000 as of February 16, 2016, and accordingly, our investment in SAL LLC included this amount as of this date. Our joint venture partner did not guarantee their proportionate share of the SAL Credit Facility. As a result, we recorded a loss equal to our partner’s proportionate share of the fair value of the STRATTEC guarantee based upon our partner’s ownership interest in the joint venture of $488,000 during fiscal 2015 and $247,000 during 2016. This loss is included in Equity Earnings (Loss) of Joint Ventures for 2016 and 2015, as applicable, in the accompanying Consolidated Statements of Income and Comprehensive Income. SAL LLC is considered a variable interest entity based on the STRATTEC guarantee and additional loans from STRATTEC as discussed below. STRATTEC is not the primary beneficiary and does not control the entity. Accordingly, our investment in SAL LLC is accounted for using the equity method.

SAL LLC maintains a license agreement with Westinghouse allowing SAL LLC to do business as Westinghouse Security. Payments due to Westinghouse under the license agreement were guaranteed by STRATTEC. As of July 2, 2017 and July 3, 2016, STRATTEC had recorded a liability equal to the estimated fair value of the future payments due under this guarantee of $250,000. This liability is included in the accompanying Consolidated Balance Sheets in Accrued Liabilities: Other as of July 2, 2017 and in Other Long-term Liabilities as of July 3, 2016. STRATTEC’s proportionate share of the guarantee of these payments based on our ownership percentage in SAL LLC totals $127,000, and accordingly, our investment in SAL LLC was increased by this amount as of July 2, 2017 and July 3, 2016. Our joint venture partner did not guarantee their proportionate share of the payments required under the license agreement. As a result, STRATTEC recorded a loss of $123,000 which is equal to our partner’s proportionate share, based upon their ownership interest in the joint venture, of the fair value of the STRATTEC guarantee. This loss is included in Equity Earnings (Loss) of Joint Ventures for 2015 in the accompanying Consolidated Statements of Income and Comprehensive Income.

Loans were made from STRATTEC to SAL LLC in support of operating expenses and working capital needs. The outstanding loan amounts totaled $2.6 million and $325,000 as of July 2, 2017 and July 3, 2016, respectively. As of July 2, 2017, the outstanding loan amount was eliminated against STRATTEC’s negative investment in SAL LLC in the preparation of the consolidated financial statements.

Even though we maintain a 51 percent ownership interest in SAL LLC, effective with our fiscal 2015 fourth quarter, 100 percent of the funding for SAL LLC was being made by loans from STRATTEC to SAL LLC. Therefore, STRATTEC began recognizing 100 percent of the losses of SAL LLC up to our committed financial

2017 STRATTEC Annual Report	49

NOTES TO FINANCIAL STATEMENTS

support through Equity Earnings (Loss) of Joint Ventures in the accompanying Consolidated Statements of Income and Comprehensive Income effective with our fiscal 2015 fourth quarter.

The following are summarized statements of operations and summarized balance sheet data for SAL LLC (thousands of dollars):

	Years Ended
	July 2, 2017	July 3, 2016	June 28, 2015
Net sales	$369	$603	$49
Cost of goods sold	610	382	450

Gross (loss) profit	(241)	221	(401)
Engineering, selling and administrative expense	1,534	1,311	1,492

Loss from operations	(1,775)	(1,090)	(1,893)
Other expense, net	(155)	(34)	(4)

Net loss	$(1,930)	$(1,124)	$(1,897)

STRATTEC’s share of SAL LLC loss	$(1,927)	$(1,124)	$(1,328)
Loss on guarantee of SAL LLC vendor contract	-	-	(123)
Loss on loan to SAL LLC	-	(225)	(100)
Loss on guarantee of SAL LLC credit facility	-	(247)	(488)

STRATTEC’s equity loss of SAL LLC	$(1,927)	$(1,596)	$(2,039)

	July 2, 2017	July 3, 2016
Cash and cash equivalents	$11	$21
Receivables, net	11	60
Inventories, net	345	283

Total assets	$367	$364

Current liabilities	$3,189	$1,256

Net liabilities	$(2,822)	$(892)

STRATTEC’s share of SAL LLC net liabilities	$(1,439)	$(455)

During fiscal 2018, we, along with our joint venture partner, intend to wind down and discontinue operating the business of SAL LLC.

We have sales of component parts to VAST LLC and SAL LLC, purchases of component parts from VAST LLC, expenses charged to VAST LLC for engineering and accounting services and expenses charged from VAST LLC to STRATTEC for general headquarter expenses. The following tables summarize the related party transactions with VAST LLC and SAL LLC for the periods indicated (thousands of dollars):

	Years Ended
	July 2, 2017	July 3, 2016	June 28, 2015
Sales to VAST LLC	$1,966	$304	$2,298
Sales to SAL LLC	$234	$363	$157
Purchases from VAST LLC	$245	$149	$164
Expenses charged to VAST LLC	$843	$1,034	$832
Expenses charged from VAST LLC	$1,134	$1,526	$1,825

	July 2, 2017	July 3, 2016
Accounts receivable from VAST LLC	$-	$55
Accounts receivable from SAL LLC(A)	$-	$450
Current loan receivable from SAL LLC(A)	$-	$325
Long-term loan receivable from VAST LLC	$300	$400
Accounts payable to VAST LLC	$-	$213

(A) As of July 2, 2017, outstanding loan and accounts receivable balances due from SAL LLC to STRATTEC totaled $2.6 million and $185,000, respectively. As of July 2, 2017, these outstanding balances have been offset against our investment in SAL LLC, which is included in Other Current Liabilities in the Consolidated Balance Sheet. As of July 3, 2016, a valuation allowance was established for the full amount of the outstanding loan balance of $325,000 due from SAL LLC to STRATTEC.

CREDIT FACILITIES

STRATTEC has a $30 million secured revolving credit facility (the “STRATTEC Credit Facility”) with BMO Harris Bank N.A. ADAC-STRATTEC LLC has a $25 million secured revolving credit facility (the “ADAC-STRATTEC Credit Facility”) with BMO Harris Bank N.A., which is guaranteed by STRATTEC. The credit facilities both expire on August 1, 2020. Borrowings under either credit facility are secured by our

2017 STRATTEC Annual Report	50

NOTES TO FINANCIAL STATEMENTS

U.S. cash balances, accounts receivable, inventory and fixed assets located in the U.S. Interest on borrowings under both credit facilities is at varying rates based at our option, on the LIBOR plus 1.0 percent or the bank’s prime rate. Both credit facilities contain a restrictive financial covenant that requires the applicable borrower to maintain a minimum net worth level. The ADAC-STRATTEC Credit Facility includes an additional restrictive financial covenant that requires the maintenance of a minimum fixed charge coverage ratio. The ADAC-STRATTEC Credit Facility also required that a capital contribution to ADAC-STRATTEC LLC of $6 million collectively from STRATTEC and ADAC be completed by September 30, 2016. This capital contribution was completed as required. STRATTEC’s portion of the capital contribution totaled $3.06 million. As of July 2, 2017, we were in compliance with all financial covenants required by these credit facilities.

Outstanding borrowings under the credit facilities referenced in the above paragraph as of the end of 2017 and 2016 were as follows (thousands of dollars):

	July 2, 2017	July 3, 2016
STRATTEC Credit Facility	$16,000	$11,500
ADAC-STRATTEC Credit Facility	$14,000	$ 8,500

Average outstanding borrowings and the weighted average interest rate under each such credit facility during 2017 and 2016 were as follows (thousands of dollars):

	Average Outstanding Borrowings		Weighted Average Interest Rate

	Years Ended		Years Ended
	July 2, 2017	July 3, 2016	July 2, 2017	July 3, 2016
STRATTEC Credit Facility	$12,490	$7,608	1.8%	1.5%
ADAC-STRATTEC Credit Facility	$10,865	$4,443	1.8%	1.3%

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

We have a reserve for estimated costs to remediate an environmental contamination site at our Milwaukee facility. The site was contaminated by a solvent spill, which occurred in 1985, from a former above ground solvent storage tank located on the east side of the facility. The reserve was initially established in 1995. Due to changing technology and related costs associated with active remediation of the site, in fiscal 2010 the reserve was adjusted based on updated third party estimates to adequately cover the cost for active remediation of the contamination. Additionally, in fiscal 2016, STRATTEC obtained updated third party estimates for adequately covering the cost of active remediation of this contamination. Based upon the updated estimates, no further adjustment to the reserve was required. From 1995 through July 2, 2017, costs of approximately $567,000 have been incurred related to the installation of monitoring wells on the property and ongoing monitoring costs. We monitor and evaluate the site with the use of groundwater monitoring wells that are installed on the property. An environmental consultant samples these wells one or two times a year to determine the status of the contamination and the potential for remediation of the contamination by natural attenuation, the dissipation of the contamination over time to concentrations below applicable standards. If such sampling evidences a sufficient degree of and trend toward natural attenuation of the contamination, we may be able to obtain a closure letter from the regulatory authorities resolving the issue without the need for active remediation. If a sufficient degree and trend toward natural attenuation is not evidenced by sampling, a more active form of remediation beyond natural attenuation may be required. The sampling has not yet satisfied all of the requirements for closure by natural attenuation. As a result, sampling continues and the reserve remains at an amount to reflect the estimated cost of active remediation. The reserve is not measured on a discounted basis. We believe, based on findings-to-date and known environmental regulations, that the environmental reserve of $1.3 million at July 2, 2017, is adequate.

At July 2, 2017, we had purchase commitments related to the construction of a new ADAC-STRATTEC de Mexico manufacturing facility in Leon, Mexico, which is expected to be used primarily to paint and assemble door handle products, paint equipment to be installed and used at this new facility, zinc, other

2017 STRATTEC Annual Report	51

NOTES TO FINANCIAL STATEMENTS

purchased parts and natural gas. We also had minimum rental commitments under non-cancelable operating leases with a term in excess of one year. The purchase and minimum rental commitments are payable as follows (thousands of dollars):

	Purchase	Minimum Rental
Fiscal Year	Commitments	Commitments

2018	$17,413	$884
2019	$ 8,699	$606
2020	$ 3,897	$190
2021	$ -	$ -
2022	$ -	$ -

Rental expense under all non-cancelable operating leases was as follows (thousands of dollars):

Fiscal Year	Rental Expense

2017	$ 704
2016	$ 691
2015	$ 993

INCOME TAXES

The provision for income taxes consisted of the following (thousands of dollars):

	Years Ended
	July 2, 2017	July 3, 2016	June 28, 2015
Currently payable:
Federal	$ 228	$ 18	$9,891
State	3	130	657
Foreign	2,202	1,893	2,164

	2,433	2,041	12,712
Deferred tax provision (benefit)	1,851	3,027	(3,330)

	$ 4,284	$5,068	$9,382

The items accounting for the difference between income taxes computed at the Federal statutory tax rate and the provision for income taxes were as follows:

	Years Ended
	July 2, 2017	July 3, 2016	June 28, 2015
U.S. statutory rate	35.0%	34.0%	34.7%
State taxes, net of Federal tax benefit	1.2	1.3	0.7
Foreign subsidiaries	(1.1)	0.6	(1.3)
U.S. taxation on non-U.S. earnings	3.8	-	-
Research and development tax credit	(2.7)	-	-
Non-controlling interest	(9.9)	(9.3)	(4.1)
Other	(0.2)	(0.2)	(2.4)

	26.1%	26.4%	27.6%

The components of deferred tax assets were as follows (thousands of dollars):

	July 2, 2017	July 3, 2016
Unrecognized pension and postretirement benefit plan liabilities	$11,191	$14,579
Accrued warranty	925	1,376
Payroll-related accruals	2,605	2,108
Stock-based compensation	1,488	1,258
Inventory reserve	1,249	873
Environmental reserve	484	505
Repair and maintenance supply parts reserve	333	259
Allowance for doubtful accounts	185	185
NOL/credit carry-forwards	1,669	145
Postretirement obligations	(405)	(227)
Accumulated depreciation	(6,034)	(6,135)
Accrued pension obligations	(14,483)	(13,197)
Joint Ventures	808	1,706
Other	241	1,952

	$ 256	$ 5,387

2017 STRATTEC Annual Report	52

NOTES TO FINANCIAL STATEMENTS

Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax basis and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered.

Federal foreign tax credit carry-forwards at July 2, 2017 resulted in future benefits of approximately $1.4 million and expire in 2027. State operating loss and credit carry-forwards at July 2, 2017 resulted in future benefits of approximately $269,000 and expire at varying times between 2024 and 2031. A valuation allowance of $267,000 has been recorded as of July 2, 2017, due to our assessment of the future realization of certain credit carry-forward benefits. We do not currently anticipate having sufficient state taxable income to offset these credit carry-forwards.

Foreign income before the provision for income taxes was $5.3 million in 2017, $6.0 million in 2016 and $5.9 million in 2015. The income tax provision for 2017 included $424,000 related to the recognition of a deferred tax liability resulting from a change in assertion regarding the permanent reinvestment of earnings from two of our Mexican subsidiaries. Prior to 2017, the accumulated undistributed earnings from such subsidiaries were considered to be permanently reinvested in Mexico. Accordingly, we did not previously record deferred income taxes on these earnings in our financial statements. During 2017, the strength of the U.S. dollar to the Mexican peso significantly decreased the U.S. tax cost associated with a distribution from the Mexican entities as compared to the U.S. tax cost associated with such a distribution in prior periods. Consequently, we changed our assertion regarding the permanent reinvestment of earnings from these Mexican subsidiaries. Such earnings are no longer considered permanently reinvested. We repatriated $15.8 million from Mexico to the U.S. during 2017, recognized the deferred tax liability resulting from the change in assertion, and concluded that, with some restrictions and tax implications, the remaining current and future accumulated undistributed earnings of these subsidiaries will be available for repatriation as deemed necessary.

The total liability for unrecognized tax benefits was $610,000 as of July 2, 2017 and $471,000 as of July 3, 2016 and was included in Other Long-term Liabilities in the accompanying Consolidated Balance Sheets. This liability includes approximately $571,000 of unrecognized tax benefits at July 2, 2017 and $441,000 at July 3, 2016 and approximately $39,000 of accrued interest at July 2, 2017 and $30,000 at July 3, 2016. This liability does not include an amount for accrued penalties. The amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was approximately $143,000 at July 2, 2017 and $20,000 at July 3, 2016. We recognize interest and penalties related to unrecognized tax benefits in the provision for income taxes.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows for the years ended July 2, 2017 and July 3, 2016 (thousands of dollars):

	Years Ended
	July 2, 2017	July 3, 2016

Unrecognized tax benefits, beginning of year	$441	$437
Gross increases – tax positions in prior years	28	-
Gross decreases – tax positions in prior years	-	(3)
Gross increases – current period tax positions	177	71
Tax years closed	(75)	(64)

Unrecognized tax benefits, end of year	$571	$441

We or one of our subsidiaries files income tax returns in the United States (Federal), Wisconsin (state), Michigan (state) and various other states, Mexico and other foreign jurisdictions. Tax years open to examination by tax authorities under the statute of limitations include fiscal 2014 through 2017 for Federal, fiscal 2011 through 2017 for most states and calendar 2012 through 2016 for foreign jurisdictions.

RETIREMENT PLANS AND POSTRETIREMENT COSTS

We have a qualified, noncontributory defined benefit pension plan (“Qualified Pension Plan”) covering substantially all U.S. associates employed by us before January 1, 2010. Benefits under the Qualified Pension Plan are based on credited years of service and final average compensation. Our policy is to fund the Qualified Pension Plan with at least the minimum actuarially computed annual contribution required under the Employee Retirement Income Security Act of 1974 (ERISA). Plan assets consist primarily of listed equity and fixed income securities. Effective December 31, 2009, the Board of Directors amended the Qualified Pension Plan to freeze benefit accruals and future eligibility. The Board of Directors has approved the termination of the Qualified Pension Plan with a proposed termination date of December 31, 2017. The termination of the Qualified Pension Plan is contingent upon receipt of an IRS determination letter that the Qualified Pension Plan was qualified upon termination and approval by the Pension Benefit Guaranty Corporation (“PBGC”). The date the termination will be approved and benefits can be distributed will not be known until we receive all required regulatory approvals. We intend to submit our request to the IRS for a determination letter that the Qualified Pension Plan is qualified upon termination prior to the end of the 2017 calendar year. Depending on the time receipt of IRS and PBGC approval, we intend to distribute Qualified

2017 STRATTEC Annual Report	53

NOTES TO FINANCIAL STATEMENTS

Pension Plan assets prior to the end of the 2018 calendar year. Additionally, in connection with preparing for the termination of the Qualified Pension Plan, we have amended the plan to provide that participants are 100 percent vested in their accrued benefits as of the effective date of the plan termination, to adopt a new standard for disability benefits that will apply when the plan’s assets are distributed due to the termination, to add a lump sum distribution for employees and terminated vested participants who are not in payment status when Qualified Pension Plan assets are distributed due to the termination and to make certain other conforming amendments to the Qualified Pension Plan to comply with applicable laws that may be required by the IRS or may be deemed necessary or advisable to improve the administration of the Qualified Pension Plan or facilitate its termination and liquidation. We will contribute to the Trust Fund for the Qualified Pension Plan as necessary to ensure there are sufficient assets to provide all Qualified Pension Plan benefits as required by the PBGC. The financial impact of the Qualified Pension Plan termination will be recognized as a settlement of the Qualified Pension Plan liabilities. The settlement date and related financial impact have not yet been determined.

We have historically had in place a noncontributory supplemental executive retirement plan (“SERP”), which prior to January 1, 2014 was a nonqualified defined benefit plan that essentially mirrored the Qualified Pension Plan, but provided benefits in excess of certain limits placed on our Qualified Pension Plan by the Internal Revenue Code. As noted above, we froze our Qualified Pension Plan effective as of December 31, 2009 and the SERP provided benefits to participants as if the Qualified Pension Plan had not been frozen. Because the Qualified Pension Plan was frozen and because new employees were not eligible to participate in the Qualified Pension Plan, our Board of Directors adopted amendments to the SERP on October 8, 2013 that were effective as of December 31, 2013 to simplify the SERP calculation. The SERP is funded through a Rabbi Trust with BMO Harris Bank N.A. Under the amended SERP, participants received an accrued lump-sum benefit as of December 31, 2013 which was credited to each participant’s account. Subsequent to December 31, 2013, each eligible participant receives a supplemental retirement benefit equal to the foregoing lump sum benefit, plus an annual benefit accrual equal to 8 percent of the participant’s base salary and cash bonus, plus annual credited interest on the participant’s account balance. All then current participants as of December 31, 2013 are fully vested in their account balances with any new individuals participating in the SERP effective on or after January 1, 2014 being subject to a five year vesting period. The SERP, which is considered a defined benefit plan under applicable rules and regulations of the Internal Revenue Code, will continue to be funded through use of a Rabbi Trust to hold investment assets to be used in part to fund any future required lump sum benefit payments to participants. The Rabbi Trust assets had a value of $2.6 million at July 2, 2017 and $2.3 million at July 3, 2016, and are included in Other Long-Term Assets in the accompanying Consolidated Balance Sheets. The projected benefit obligation under the amended SERP was $1.8 million at both July 2, 2017 and July 3, 2016. The SERP liabilities are included in the pension tables below. However, the Rabbi Trust assets are excluded from the tables as they do not qualify as plan assets.

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

Amounts included in accumulated other comprehensive loss, net of tax, at July 2, 2017, which have not yet been recognized in net periodic benefit cost were as follows (thousands of dollars):

	Pension and SERP	Postretirement
Prior service cost (credit)	$ 7	$(768)
Net actuarial loss	17,279	2,232

	$17,286	$1,464

Prior service cost (credit) and unrecognized net actuarial losses included in accumulated other comprehensive loss at July 2, 2017 which are expected to be recognized in net periodic benefit cost (credit) in fiscal 2018, net of tax, for the pension, SERP and postretirement plans are as follows (thousands of dollars):

	Pension and SERP	Postretirement
Prior service cost (credit)	$ 7	$ (481)
Net actuarial loss	1,282	302

	$ 1,289	$ (179)

2017 STRATTEC Annual Report	54

NOTES TO FINANCIAL STATEMENTS

The following tables summarize the pension, SERP and postretirement plans’ income and expense, funded status and actuarial assumptions for the years indicated (thousands of dollars). We use a June 30 measurement date for our pension and postretirement plans.

	Pension and SERP Benefits			Postretirement Benefits
	Years Ended			Years Ended
	July 2,	July 3,	June 28,	July 2,	July 3,	June 28,
	2017	2016	2015	2017	2016	2015
COMPONENTS OF NET PERIODIC BENEFIT COST (CREDIT):
Service cost	$54	$50	$64	$13	$12	$14
Interest cost	3,926	4,387	4,173	55	87	114
Expected return on plan assets	(5,854)	(5,509)	(6,174)	-	-	-
Amortization of prior service cost (credit)	11	11	11	(764)	(764)	(764)
Amortization of unrecognized net loss	3,228	2,443	2,775	538	616	693

Net periodic benefit cost (credit)	$1,365	$1,382	$849	$(158)	$(49)	$57

Pension and SERP Benefits			Postretirement Benefits
2017		2016	2017	2016
WEIGHTED-AVERAGE ASSUMPTIONS:
Benefit Obligations:
Discount rate	3.91%	3.79%	3.91%	3.79%
Rate of compensation increases - SERP	3.0%	3.0%	n/a	n/a
Net Periodic Benefit Cost:
Discount rate	3.79%	4.53%	3.79%	4.53%
Expected return on plan assets	5.45%	5.45%	n/a	n/a
Rate of compensation increases - SERP	3.0%	3.0%	n/a	n/a

CHANGE IN PROJECTED BENEFIT OBLIGATION:
Benefit obligation at beginning of year	$106,152	$99,329	$1,602	$2,179
Service cost	54	50	13	12
Interest cost	3,926	4,387	55	87
Actuarial (gain) loss	(4,342)	6,783	(80)	(281)
Benefits paid	(4,524)	(4,397)	(322)	(395)

Benefit obligation at end of year	$101,266	$106,152	$1,268	$1,602

CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of year	$104,460	$105,472	$-	$-
Actual return on plan assets	7,574	371	-	-
Employer contribution	5,014	3,014	322	395
Benefits paid	(4,524)	(4,397)	(322)	(395)

Fair value of plan assets at end of year	$112,524	$104,460	$-	$-

Funded status–prepaid (accrued) benefit obligations	$11,258	$(1,692)	$(1,268)	$(1,602)

AMOUNTS RECOGNIZED IN CONSOLIDATED BALANCE SHEETS:
Other long-term assets	$13,082	$72	$-	$-
Accrued payroll and benefits
(current liabilities)	(332)	(299)	(265)	(340)
Accrued benefit obligations
(long-term liabilities)	(1,492)	(1,465)	(1,003)	(1,262)

Net amount recognized	$11,258	$(1,692)	$(1,268)	$(1,602)

CHANGES IN PLAN ASSETS AND BENEFIT OBLIGATIONS RECOGNIZED IN OTHER COMPREHENSIVE INCOME:
Net periodic benefit cost (credit)	$1,365	$1,382	$(158)	$(49)

Net actuarial (gain) loss	(6,063)	11,921	(80)	(281)
Amortization of prior service (cost) credits	(11)	(11)	764	764
Amortization of unrecognized net loss	(3,228)	(2,443)	(538)	(616)

Total recognized in other comprehensive (income) loss, before tax	(9,302)	9,467	146	(133)

Total recognized in net periodic benefit cost and other comprehensive (income) loss, before tax	$(7,937)	$10,849	$(12)	$(182)

2017 STRATTEC Annual Report	55

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

	Pension		SERP
	July 2, 2017	July 3, 2016	July 2, 2017	July 3, 2016
Accumulated benefit obligation	$99,442	$104,388	$1,591	$1,435
Projected benefit obligation	$99,442	$104,388	$1,824	$1,764

For measurement purposes as it pertains to the estimated obligation associated with retirees prior to January 1, 2012, a 7.2 percent annual rate increase in the per capita cost of covered health care benefits was assumed for fiscal 2018; the rate was assumed to decrease gradually to 4.5 percent by the year 2025 and remain at that level thereafter.

The health care cost trend assumption has a minimal effect on our postretirement benefit amounts reported. A 1% change in the health care cost trend rates would have the following effects (thousands of dollars):

	1% Increase	1% Decrease
Effect on total of service and interest cost components in fiscal 2017	$-	$-
Effect on postretirement benefit obligation as of July 2, 2017	$7	$(7)

We employ a total return investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of short and long-term plan liabilities, plan funded status and corporate financial condition. The investment portfolio primarily contains a diversified blend of equity and fixed income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks, as well as growth and value style managers, and small, mid and large market capitalizations. The investment portfolio does not include any real estate holdings. The investment policy of the plan prohibits investment in STRATTEC stock. Investment risk is measured and monitored on an ongoing basis through periodic investment portfolio reviews, annual liability measurements and periodic asset/liability studies. The pension plan weighted-average asset allocations by asset category were as follows for 2017 and 2016:

	Target Allocation	July 2, 2017	July 3, 2016
Equity investments	35%	38%	38%
Fixed-income investments	30	56	27
Cash	35	6	35

Total	100%	100%	100%

The following is a summary, by asset category, of the fair value of pension plan assets at the June 30, 2017 and June 30, 2016 measurement dates (thousands of dollars):

	June 30, 2017				June 30, 2016
Asset Category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$-	$7,233	$-	$7,233	$-	$36,706	$-	$36,706
Equity securities/funds:
Small cap	1,008	-	-	1,008	1,714	-	-	1,714
Mid cap	12,414	-	-	12,414	12,341	-	-	12,341
Large cap	19,961	-	-	19,961	18,678	-	-	18,678
International	8,941	-	-	8,941	7,132	-	-	7,132
Fixed income:
Bond funds/bonds	5,718	57,249	-	62,967	4,837	23,052	-	27,889

Total	$48,042	$64,482	$-	$112,524	$44,702	$59,758	$-	$104,460

There were no transfers in or out of Level 3 investments during the measurement year ended June 30, 2017.

The expected long-term rate of return on U.S. pension plan assets used to calculate net periodic benefit cost was 5.45 percent for 2018 and 2017. The target asset allocation is 35 percent public equity and 65 percent fixed income/cash. The 5.45 percent is approximated by applying returns of 10 percent on public equity and 3 percent on fixed income/cash to the target allocation. The actual historical returns are also relevant. Annualized returns for periods ended June 30, 2017 were 5.22 percent for 5 years, 3.71 percent for 10 years, 4.83 percent for 15 years, 4.96 percent for 20 years, 5.90 percent for 25 years and 6.33 percent for 30 years.

We expect to contribute approximately $3.0 million to our qualified pension plan, $333,000 to our SERP and $265,000 to our postretirement health care plan in fiscal 2018. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid during the fiscal years noted below (thousands of dollars):

	Pension and SERP Benefits	Postretirement Benefits
2018	$ 5,308	$ 265
2019	$ 5,304	$ 217
2020	$ 5,668	$ 164
2021	$ 6,239	$ 146
2022	$ 6,257	$ 132
2023-2027	$29,998	$ 315

2017 STRATTEC Annual Report	56

NOTES TO FINANCIAL STATEMENTS

All U.S. associates may participate in our 401(k) Plan. We contribute 100 percent up to the first 5 percent of eligible compensation that a participant contributes to the plan. Our contributions to the 401(k) Plan were as follows (thousands of dollars):

	Years Ended
	July 2, 2017	July 3, 2016	June 28, 2015
Company contributions	$1,805	$1,783	$1,729

SHAREHOLDERS’ EQUITY

We have 12,000,000 shares of authorized common stock, par value $.01 per share, with 3,596,616 and 3,565,857 shares outstanding at July 2, 2017 and July 3, 2016, respectively. Holders of our common stock are entitled to one vote for each share on all matters voted on by shareholders.

Our Board of Directors authorized a stock repurchase program to buy back up to 3,839,395 outstanding shares of our common stock as of July 2, 2017. As of July 2, 2017, 3,655,322 shares have been repurchased under this program at a cost of approximately $136.4 million. No shares were repurchased under this program during 2017 or 2016.

EARNINGS PER SHARE (“EPS”)

Basic earnings per share is computed on the basis of the weighted average number of shares of common stock outstanding during the applicable period. Diluted earnings per share is computed on the basis of the weighted average number of shares of common stock plus the potential dilutive common shares outstanding during the applicable period using the treasury stock method. Potential dilutive common shares include outstanding stock options and unvested restricted stock awards. A reconciliation of the components of the basic and diluted per share computations follows (in thousands, except per share amounts):

	Years Ended
	July 2, 2017	July 3, 2016	June 28, 2015
Net income attributable to STRATTEC	$7,197	$9,149	$20,654
Less: Income attributable to participating securities	1	58	258

Net income attributable to common shareholders	$7,196	$9,091	$20,396

Weighted average shares of common stock outstanding	3,588	3,559	3,515
Incremental shares – stock based compensation	82	62	89

Diluted weighted average shares of common stock outstanding	3,670	3,621	3,604

Basic earnings per share	$2.01	$2.55	$ 5.80

Diluted earnings per share	$1.96	$2.51	$ 5.66

We consider unvested restricted stock that provides the holder with a non-forfeitable right to receive dividends to be a participating security.

Options to purchase shares of common stock that were excluded from the calculation of diluted earnings per share because their inclusion would have been antidilutive were as follows:

Years Ended	Number of Options Excluded
July 2, 2017	9,010
July 3, 2016	9,010
June 28, 2015	10,000

STOCK OPTION AND PURCHASE PLANS

A summary of stock option activity under our stock incentive plan was as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Balance at June 29, 2014	185,242	$24.73

Granted	10,000	$79.73
Exercised	(22,746)	$20.83
Terminated	(8,589)	$37.43

Balance at June 28, 2015	163,907	$27.97

Exercised	(16,909)	$21.55
Terminated	(2,000)	$17.59

Balance at July 3, 2016	144,998	$28.86

Exercised	(6,490)	$20.96

Balance at July 2, 2017	138,508	$29.23	4.4	$1,361

Exercisable as of:
July 2, 2017	129,498	$25.71	4.2	$1,361
July 3, 2016	103,798	$21.39	4.6	$2,174
June 28, 2015	91,103	$19.86	4.1	$4,592

Options granted at a price greater than the market value on the date of grant included in the table above were as follows:

2015
Shares	10,000
Exercise price	$79.73

No options were granted during either fiscal 2017 or 2016.

2017 STRATTEC Annual Report	57

NOTES TO FINANCIAL STATEMENTS

A summary of restricted stock activity under our stock incentive plan was as follows:

	Shares	Weighted Average Grant Date Fair Value
Nonvested Balance at June 29, 2014	63,600	$28.64
Granted	25,000	$70.90
Vested	(18,100)	$23.02
Forfeited	(4,150)	$45.71

Nonvested Balance at June 28, 2015	66,350	$45.03

Granted	28,750	$69.02
Vested	(20,300)	$23.69
Forfeited	(3,050)	$59.92

Nonvested Balance at July 3, 2016	71,750	$60.05

Granted	27,150	$43.87
Vested	(21,250)	$37.53
Forfeited	(1,800)	$58.24

Nonvested Balance at July 2, 2017	75,850	$60.61

We have an Employee Stock Purchase Plan to provide substantially all U.S. full-time associates an opportunity to purchase shares of STRATTEC common stock through payroll deductions. A participant may contribute a maximum of $5,200 per calendar year to the plan. On the last day of each month or if such date is not a trading day on the most recent previous trading day, participant account balances are used to purchase shares of our common stock at the average of the highest and lowest reported sales prices of a share of STRATTEC common stock on the NASDAQ Global Market on such date. A total of 100,000 shares may be issued under the plan. Shares issued from treasury stock under the plan totaled 3,019 at an average price of $34.88 during 2017, 1,948 at an average price of $55.77 during 2016 and 1,038 at an average price of $76.06 during 2015. A total of 64,165 shares remain available for purchase under the plan as of July 2, 2017.

EXPORT SALES

Total export sales, sales from the United States to locations outside of the United States, are summarized as follows (thousands of dollars and percent of total net sales):

	Years Ended
	July 2, 2017		July 3, 2016		June 28, 2015
	Net Sales	%	Net Sales	%	Net Sales	%

Export sales	$160,275	38%	$152,728	38%	$141,584	34%

Countries for which customer sales account for ten percent or more of total net sales are summarized as follows (thousands of dollars and percent of total net sales):

	Years Ended
	July 2, 2017		July 3, 2016		June 28, 2015
	Net Sales	%	Net Sales	%	Net Sales	%

Export sales into Canada	$73,481	18%	$74,310	19%	$60,987	15%

PRODUCT SALES

Sales by product group were as follows (thousands of dollars and percent of total net sales):

	Years Ended
	July 2, 2017		July 3, 2016		June 28, 2015
	Net Sales	%	Net Sales	%	Net Sales	%

Keys & locksets	$114,938	28%	$113,765	28%	$114,287	28%
Power access	84,457	20	83,747	21	68,078	16
Door handles & exterior trim	67,722	16	61,376	15	60,864	15
Driver controls	56,983	14	55,955	14	57,894	14
Aftermarket & OE service	47,216	11	48,200	12	78,717	19
Latches	35,307	8	28,023	7	24,320	6
Other	10,702	3	10,353	3	7,315	2

	$417,325	100%	$401,419	100%	$411,475	100%

SALES AND RECEIVABLE CONCENTRATION

Sales to our largest customers were as follows (thousands of dollars and percent of total net sales):

	Years Ended
	July 2, 2017		July 3, 2016		June 28, 2015
	Net Sales	%	Net Sales	%	Net Sales	%

Fiat Chrysler Automobiles	$100,575	24%	$115,858	29%	$116,914	28%
General Motors Company	88,624	21	79,893	20	105,809	26
Ford Motor Company	62,314	15	57,317	14	45,415	11

	$251,513	60%	$253,068	63%	$268,138	65%

Receivables from our largest customers were as follows (thousands of dollars and percent of gross receivables):

	July 2, 2017		July 3, 2016
	Receivables	%	Receivables	%

Fiat Chrysler Automobiles	$17,107	26%	$18,103	28%
General Motors Company	13,395	21	13,090	21
Ford Motor Company	8,644	13	6,863	11

	$39,146	60%	$38,056	60%

2017 STRATTEC Annual Report	58

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

Management assessed the Corporation’s system of internal control over financial reporting as of July 2, 2017, in relation to criteria for effective internal control over financial reporting as described in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, management concluded that, as of July 2, 2017, its system of internal control over financial reporting was effective and met the criteria of the Internal Control – Integrated Framework. Deloitte & Touche LLP, independent registered public accounting firm, has issued an attestation report on the Corporation’s internal control over financial reporting, which is included herein.

Frank J. Krejci	Patrick J. Hansen
President and	Senior Vice President and
Chief Executive Officer	Chief Financial Officer

2017 STRATTEC Annual Report	59

REPORTS

REPORT  OF  INDEPENDENT  REGISTERED  PUBLIC

ACCOUNTING  FIRM

To the Board of Directors and Shareholders of STRATTEC SECURITY CORPORATION:

We have audited the internal control over financial reporting of STRATTEC SECURITY CORPORATION and subsidiaries (the “Company”) as of July 2, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report on Management’s Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of July 2, 2017, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended July 2, 2017 of the Company and our report dated September 7, 2017 expressed an unqualified opinion on those consolidated financial statements.

Deloitte & Touche LLP
Milwaukee, Wisconsin
September 7, 2017

2017 STRATTEC Annual Report	60

REPORTS

REPORT  OF  INDEPENDENT  REGISTERED

PUBLIC ACCOUNTING  FIRM

To the Board of Directors and Shareholders of STRATTEC SECURITY CORPORATION:

We have audited the accompanying consolidated balance sheets of STRATTEC SECURITY CORPORATION and subsidiaries (the “Company”) as of July 2, 2017 and July 3, 2016, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended July 2, 2017. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of STRATTEC SECURITY CORPORATION and subsidiaries as of July 2, 2017 and July 3, 2016, and the results of their operations and their cash flows for the three years in the period ended July 2, 2017, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of July 2, 2017, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 7, 2017 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Deloitte & Touche LLP
Milwaukee, Wisconsin
September 7, 2017

2017 STRATTEC Annual Report	61

FINANCIAL SUMMARY

FIVE-YEAR FINANCIAL SUMMARY

The financial data for each period presented below reflects the consolidated results of STRATTEC SECURITY CORPORATION, its wholly owned Mexican subsidiary and its majority owned subsidiaries. Fiscal years 2013 through 2015 have been retrospectively adjusted for the adoption of an update to an accounting standard issued by the FASB which simplifies the presentation of deferred taxes in a classified statement of financial position by requiring that deferred tax assets and liabilities be classified as non-current. The information below should be read in conjunction with “Management’s Discussion and Analysis,” and the Financial Statements and Notes thereto included elsewhere herein. The following data are in thousands of dollars except per share amounts.

	Fiscal Years
	2017	2016	2015	2014	2013

INCOME STATEMENT DATA
Net sales	$417,325	$401,419	$411,475	$348,419	$298,179
Gross profit	60,162	64,825	72,660	65,798	53,866
Engineering, selling and administrative expenses	46,460	43,917	41,534	39,274	34,934
Loss on settlement of pension obligation	-	-	-	-	2,144

Income from operations	13,702	20,908	31,126	26,524	16,788
Interest income	136	25	185	106	21
Equity earnings (loss) of joint ventures	666	(2,235)	(788)	957	(225)
Interest expense	(417)	(176)	(71)	(45)	(34)
Other income, net	2,307	668	3,481	272	329

Income before taxes and non-controlling interest	16,394	19,190	33,933	27,814	16,879
Provision for income taxes	4,284	5,068	9,382	8,674	5,366

Net income	12,110	14,122	24,551	19,140	11,513
Net income attributable to non-controlling interest	4,913	4,973	3,897	2,716	2,138

Net income attributable to STRATTEC SECURITY CORPORATION	$7,197	$9,149	$20,654	$16,424	$9,375

Earnings per share attributable to STRATTEC SECURITY CORPORATION:
Basic	$2.01	$2.55	$5.80	$4.70	$2.77
Diluted	$1.96	$2.51	$5.66	$4.59	$2.72

Cash dividends declared per share	$0.56	$0.52	$0.48	$0.44	$0.40

BALANCE SHEET DATA
Net working capital	$61,110	$70,236	$63,871	$64,705	$51,507
Total assets	$273,714	$242,176	$230,834	$207,909	$168,491
Long-term liabilities	$33,105	$23,449	$13,698	$7,743	$5,886
Total STRATTEC SECURITY CORPORATION Shareholders’ equity	$151,088	$139,332	$140,312	$125,506	$104,218

2017 STRATTEC Annual Report	62

FINANCIAL SUMMARY

QUARTERLY FINANCIAL DATA (UNAUDITED)

The following data are in thousands of dollars except per share amounts.

	Quarter	Net Sales	Gross Profit	Net Income Attributable to STRATTEC	Earnings Per Share		Cash Dividends Declared Per Share	Market Price Per Share
					Basic	Diluted		High	Low

2017	First	$100,244	$14,605	$1,542	$0.43	$0.42	$0.14	$48.86	$34.76
	Second	98,945	13,495	398	0.11	0.11	0.14	$44.00	$31.05
	Third	109,706	17,403	3,482	0.97	0.95	0.14	$44.43	$25.65
	Fourth	108,430	14,659	1,775	0.49	0.48	0.14	$39.10	$23.00

	TOTAL	$417,325	$60,162	$7,197	$2.01	$1.96	$0.56

2016	First	$96,513	$16,499	$3,273	$0.92	$0.90	$0.13	$78.79	$60.19
	Second	102,511	18,610	3,403	0.95	0.93	0.13	$71.61	$55.17
	Third	94,048	14,521	1,889	0.53	0.52	0.13	$60.00	$44.62
	Fourth(1)	108,347	15,195	584	0.16	0.16	0.13	$60.38	$39.38

	TOTAL	$401,419	$64,825	$9,149	$2.55	$2.51	$0.52

(1)	Our 2016 fiscal fourth quarter was impacted by approximately $2.0 million of equity loss of joint ventures resulting from a $6 million impairment charge recognized by VAST LLC related to its Minda-VAST Access Systems joint venture in India. STRATTEC’s portion of this impairment charge totaled $2 million.

Registered shareholders of record at July 2, 2017, were 1,227.

2017 STRATTEC Annual Report	63

PERFORMANCE GRAPH

The chart below shows a comparison of the cumulative return since July 1, 2012 had $100 been invested at the close of business on July 1, 2012 in STRATTEC Common Stock, the NASDAQ Composite Index (all issuers), and the Dow Jones U.S. Auto Parts Index.

	7/1/12	6/30/13	6/29/14	6/28/15	7/3/16	7/2/17

STRATTEC SECURITY CORPORATION**	100.00	180.67	322.17	344.73	209.64	178.10

NASDAQ Composite Index	100.00	117.69	155.50	177.19	173.36	221.11

Dow Jones U.S. Auto Parts Index	100.00	143.45	194.98	210.20	183.15	225.95

* $100 invested on 7/1/12 in stock or in index, including reinvestment of dividends. Indexes calculated on a month-end basis.

**The Friday fiscal year end closing price (i.e. the last trading day prior to our fiscal year end) of STRATTEC Common Stock on June 29, 2012 was $21.04, the closing price on June 28, 2013 was $37.36, the closing price on June 27, 2014 was $66.06, the closing price on June 26, 2015 was $70.26, the closing price on July 1, 2016 was $42.33 and the closing price on June 30, 2017 was $35.40.

2017 STRATTEC Annual Report	64

DIRECTORS / OFFICERS
SHAREHOLDERS' INFORMATION

65

STRATTEC Board of Directors: (Left to Right) Frank J. Krejci, Thomas W. Florsheim, Jr., Michael J. Koss, David R. Zimmer, Harold M. Stratton II

STRATTEC

BOARD OF DIRECTORS

Harold M. Stratton II, 69
Chairman of the Board

Frank J. Krejci, 67
President and Chief Executive Officer

Thomas W. Florsheim, Jr., 59
Chairman and Chief Executive Officer of Weyco Group, Inc.
Director of Weyco Group, Inc.

Michael J. Koss, 63
Chairman, President and Chief Executive Officer of Koss Corporation
Director of Koss Corporation

David R. Zimmer, 71
Retired Managing Partner of Stonebridge Business Partners

CORPORATE OFFICERS

Frank J. Krejci, 67

Patrick J. Hansen, 58
Senior Vice President-Chief Financial Officer, Treasurer and Secretary

Rolando J. Guillot, 49
Senior Vice President-Operations

Brian J. Reetz, 59
Vice President-Security Products

Richard P. Messina, 51
Vice President-Global Sales and Access Products

Al-Waleed H. Hamdan, 49
Vice President-Product Management

SHAREHOLDERS' INFORMATION

Annual Meeting
The Annual Meeting of Shareholders will convene at 8:00 a.m. (CDT) on October 10, 2017, at the Holiday Inn Milwaukee Riverfront, 4700 North Port Washington Road, Milwaukee, WI 53212

Common Stock
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

Transfer Agent and Registrar
Wells Fargo Bank, N.A.
Shareholder Services
1110 Centre Pointe Curve
Suite 101
Mendota Heights, MN 55120-4100
1-800-468-9716

STRATTEC Corporate Officers: (Left to Right) Richard P. Messina, Patrick J. Hansen, Brian J. Reetz, Frank J. Krejci, Al-Waleed H. Hamdan, Rolando J. Guillot

VAST

2017 STRATTEC Annual Report

STRATTEC
STRATTEC SECURITY CORPORATION
HEADQUARTERS: 3333 WEST GOOD HOPE ROAD, MILWAUKEE, WI 53209
PHONE 414.247.3333
www.strattec.com