Form 10-K, Exhibit 13
period 2018-07-01
STRATTEC SECURITY CORP
filed 2018-09-06
CIK 933034

STRATTEC

2018 Annual Report

THE POWER OF INNOVATION

THE POWER OF INNOVATION

NEW "Invis-A-Rise" Design — Power Liftgate with No Visible Tailgate Struts

Former Design — Tailgate Struts are Visible

The INVIS-A-RISE Award-Winning Power Liftgate

Automotive News 2018 WINNER PACE AWARD

STRATTEC is very proud to have been honored with receiving the prestigious PACE Award. PACE is an acronym for *Premier Automotive Suppliers' Contribution to Excellence* Award. The Award is recognized throughout the automotive industry as the "Academy Award for Innovation". Our STRATTEC team won the award for its unique design of the Invis-A-Rise™ Power Liftgate System, currently featured on the Honda Odyssey. What makes the award more satisfying is that it required very close collaboration and partnership with Honda – an atmosphere of trust in us to incorporate appropriate vehicle modifications.

MARKET IMPACT

How is the Invis-A-Rise™ different? It eliminates the need for visible struts connecting the liftgate to the vehicle body. The most practical benefit for the ultimate consumer is maximized rear opening to load and unload cargo. In addition, it has a clean and elegant appearance, with a smooth and quiet operation for opening and closing at the touch of a button. Lastly, by design, it reduces the chance of malfunction due to ice, water or debris.

INSPIRATION

Through inspiration, many new concepts are born. With all of the dreaming and design effort around the concept of autonomous cars, STRATTEC engineers are creating exciting products for vehicle access. We expect to have an impact on the future of the automobile industry by developing new and improved ways to automatically open and close access points on the vehicle.

PARTNERSHIP / COLLABORATION

It is critical that our engineering teams understand customer requirements and develop a system that works with the customer designs. This requires an atmosphere of teamwork and cooperation with our customers. As inventive ideas are nurtured, the engineering teams investigate multiple concepts before pursuing the most robust design for cost, quality and ease of manufacture.

ANOTHER BREAKTHROUGH

Winning the prestigious PACE Award is not enough. STRATTEC is on the go by also bringing to market the first-ever Power Open / Power Close Pick-Up Truck Tailgate system on the all-new Chevrolet Silverado. It provides the same great convenience feature on a pick-up truck tailgate that consumers are now accustomed to on vehicle liftgate systems. STRATTEC is excited to provide leadership in the industry by adding another innovative design to our product portfolio of power closure systems.

A HISTORY OF INNOVATION

First to market, 20 years ago with the Power Sliding Door, the STRATTEC engineering team has continued to stay on the cutting edge of technology development. Our capabilities have been demonstrated by two different customers choosing us to bring to market both the Invis-A-Rise™ Power Liftgate and the all new Invis-A-Rise™ Power Tailgate for pick-up trucks. We are very proud of our team members' talent and creativity which has kept us on the forefront of power access in the automotive industry.

2018 ANNUAL REPORT

STRATTEC

CONTENTS

LETTER TO THE SHAREHOLDERS	2
FINANCIAL HIGHLIGHTS	4
COMPANY DESCRIPTION	5
STRATTEC EQUIPPED VEHICLE LIST	13
MANAGEMENT'S DISCUSSION AND ANALYSIS	14
FINANCIAL STATEMENTS	32
REPORT OF MANAGEMENT	58
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	59
FINANCIAL SUMMARY	61
PERFORMANCE GRAPH	63
DIRECTORS / OFFICERS / SHAREHOLDERS' INFORMATION	64

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

The Company's business, operations and financial performance are subject to certain risks and uncertainties, which could result in material differences in actual results from the Company's current expectations. These risks and uncertainties include, but are not limited to, general economic conditions, in particular relating to the automotive industry, customer demand for the Company's and its customers' products, competitive and technological developments, customer purchasing actions, changes in warranty provisions and customers' recall policies, foreign currency fluctuations, fluctuations in costs of operations (including fluctuations in the cost of raw materials), the volume and scope of product returns and warranty claims, uncertainties stemming from U.S. trade policies, tariffs and reactions to same from foreign countries and other matters described under "Risk Factors" in the Management's Discussion and Analysis section of this report. In addition, such uncertainties and other operational matters are discussed further in the Company's quarterly and annual report filings with the Securities and Exchange Commission.

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

LETTER TO THE SHAREHOLDERS

Dear STRATTEC Shareholders,

We made progress on many fronts this year.

Thanks to all of our Associates for their efforts. Over the past two years, we have been challenged to deliver on two to three times the number of product launches than is typical for STRATTEC. I wish that I could say that everything went flawlessly, but that is not the case. We incurred some added costs as we ramped up manufacturing and incurred premium freight in order to properly serve our customers. For this coming year, as we digest the new business, there is opportunity for us to improve our efficiencies at the same time as we add the impact of more sales.

While the new tax law certainly benefitted our bottom line for one half of our fiscal year, we still would have shown significant progress without it. With the encouragement of our Board of Directors, we were pleased to share some of the tax law benefits with our Associates in recognition of their efforts and the progress we made this past year.

INNOVATION

Despite the short term challenges of delivering on our commitments, we continue to maintain a focus on innovation for the future, thus keeping a pipeline of opportunity ahead of us.

We are very proud of being a winner of the very prestigious PACE Award and for being featured on the front page of the April 16 edition of Automotive News Magazine for our Invis-A-Rise power tailgate system (see inside cover for a description of benefits). We competed against many companies, many much larger than STRATTEC.

In addition to creating an innovative concept, it took the cooperation of the engineers at Honda to make modifications to their Odyssey vehicle and put it in production to make us eligible for the award. While there was a dedicated group of people involved, it was an opportunity for the entire company to celebrate and take pride in our collective accomplishments.

We also drew much attention by introducing a power end gate on the Chevrolet Silverado pick-up truck at the Detroit Auto Show in January 2018. This product allows the consumer to both lower and raise the gate on the back of their pick-up truck automatically. This is a new product in a market segment with very significant growth potential, with production beginning this fiscal year.

We continue to see many opportunities in offering more power assisted products. Convenience continues to be an increasing expectation. It also appears that power doors which automatically open and close will play an important role in the longer term development of autonomous vehicles.

OPERATIONS

With the unusually high number of program launches recently, it stretched our organization to deliver product launches on a timely basis. We are now in the phase of moving from a time when we spent significant money and effort on developing products for new business to a time where those new projects will evolve into sales. That now gives us the opportunity to focus on improved process efficiency and asset utilization. It also gives us the opportunity to redeploy our people to focus on new initiatives.

Our capital spending was higher than normal. We invested in equipment to support new business as well as improve efficiencies. We should soon benefit from lower rates of

2018 STRATTEC Annual Report	2

LETTER TO THE SHAREHOLDERS

capital expenditures and the higher utilization of new equipment, thus helping both earnings and cash flow.

The Leon, Mexico plant is still in its start-up phase. While we are beginning to produce painted door handles, it is still negatively impacting our profitability. We expect to see continued improvement as operational performance is enacted and additional volume is realized.

We had another good year of winning business. While it will take some time for these wins to convert into sales, it makes us confident that we will continue to be busy.

With the current talk of tariffs and trade wars, it is certainly a concern which may negatively impact overall market volumes. How it may specifically impact our primary customers is difficult to predict. Whatever happens in the overall market, any negative impacts on STRATTEC will be tempered by our increase in content per vehicle.

VAST

This unique partnership, that was formed nearly two decades ago, continues to grow and create opportunities. It is interesting to see how more partnerships are now being formed in automotive and other industries. More companies are recognizing the opportunity to mutually benefit each other without trying to blend organizations together or taking on debt to finance an acquisition.

With our family owned partners, WITTE Automotive of Germany and ADAC Automotive of Michigan, we continue to find ways to better collaborate with each other. We originally created an alliance to give each of us global support of our North American and European customers. That included joint investments in China and India. We are now experiencing the benefits of the rapidly growing Chinese market. Through cooperative efforts and support, our VAST China operations experienced significant growth in sales and profitability this year and we are optimistic that this trend will continue.

SUMMARY

In 1908, Steve Briggs and Harry Stratton saw a time full of change and opportunity in the early days of the automobile industry. While the path was not always smooth, they launched a business that has grown into what STRATTEC is today. We are thankful for their foresight and perseverance.

As we celebrate our 110th anniversary, we are part of an automotive industry which is vastly different. It is full of rapid global and technological shifts, but once again, full of change and opportunity.

I am pleased to report that this 110th year was both a year of significant progress and a year that positions us to take advantage of more opportunity in the future.

Thank you to our Shareholders, our Directors, our Customers and our Associates.

Sincerely,

Frank J. Krejci

President & Chief Executive Officer

2018 STRATTEC Annual Report	3

FINANCIAL HIGHLIGHTS

(IN MILLIONS)

	2018	2017	2016

Net Sales	$439.2	$417.3	$401.4
Gross Profit	54.4	61.0	65.7
Income from Operations	13.3	14.8	22.2
Net Income Attributable to STRATTEC	12.3	7.2	9.1
Total Assets	307.2	273.7	242.2
Total Debt	51.0	30.0	20.0
STRATTEC Shareholders’ Equity	162.2	151.1	139.3

ECONOMIC VALUE ADDED (EVA®)

We believe that EVA® represents an accurate measure of STRATTEC’s overall performance and shareholder value. All U.S. associates and many of our Mexico-based salaried associates participate in incentive plans that are based upon our ability to add economic value to the enterprise. The EVA® performance for 2018 was a negative $3.3 million which represents a $0.9 million reduction from 2017. (For further explanation of our EVA® Plan and suggested changes for fiscal 2019, see our 2018 definitive Proxy Statement.)

Net Operating Profit After Cash-Basis Taxes		$12.3
Average Monthly Net Capital Employed	$155.8
Cost of Capital	10%

Capital Charge		15.6

Economic Value Added		$(3.3)

EVA® is not a traditional financial measurement under U.S. GAAP and may not be similar to EVA® calculations used by other companies. However, STRATTEC believes the reporting of EVA® provides investors with greater visibility of economic profit. The following is a reconciliation of the relevant GAAP financial measures to the non-GAAP measures used in the calculation of STRATTEC’s EVA®.

Net Operating Profit After Cash-Basis Taxes:

2018 Net Income Attributable to STRATTEC as Reported	$12.3
Deferred Tax Provision	1.0
Other	(1.0)

Net Operating Profit After Cash-Basis Taxes	$12.3

Average Monthly Net Capital Employed:

Total STRATTEC Shareholders’ Equity as Reported July 1, 2018	$162.2
Long-Term Liabilities	55.1
Long-Term Assets – Other than Property, Plant and Equipment	(39.5)
Other	(6.0)

Net Capital Employed At July 1, 2018	$171.8
Impact of 12 Month Average	(16.0)

Average Monthly Net Capital Employed	$155.8

EVA® is a registered trademark of Stern, Stewart & Co.

2018 STRATTEC Annual Report	4

COMPANY DESCRIPTION

BASIC BUSINESS

STRATTEC SECURITY CORPORATION designs, develops, manufactures and markets automotive access control products including mechanical locks and keys, electronically enhanced locks and keys, steering column and instrument panel ignition lock housings, latches, power sliding side door systems, power lift gate systems, power deck lid systems, door handles and related products for North American automotive customers. We also supply global automotive manufacturers through a unique strategic joint venture relationship with WITTE Automotive of Velbert, Germany and ADAC Automotive of Grand Rapids, Michigan called VAST Automotive Group (“VAST”). Under this relationship STRATTEC, WITTE and ADAC market each company’s products to global customers under the VAST Automotive Group brand name. Our products are shipped to customer locations in the United States, Canada, Mexico, Europe, South America, Korea, China and India, and we provide full service and aftermarket support.

HISTORY

The product line that became STRATTEC was part of Briggs & Stratton Corporation’s founding business in 1908. In 1995, STRATTEC was spun off from Briggs & Stratton through a tax-free distribution to the then-existing Briggs & Stratton shareholders and has been an independent public company for over twenty-three years.

Our history in the automotive security business spans 110 years. STRATTEC has been the world’s largest producer of automotive locks and keys since the late 1920s, and we currently maintain a dominant share of the North American markets for these products.

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

We have developed and are continuing to develop access control products, including trunk latches, lift gate latches, tailgate latches, hood latches, side door latches and related hardware. With our acquisition of Delphi Corporation’s Power Products Group in fiscal 2009, we are now supplying power access devices for sliding side doors, lift gates and trunk lids. Through

2018 STRATTEC Annual Report	5

COMPANY DESCRIPTION

a joint venture formed with ADAC Automotive during fiscal 2007, we also supply painted and non-painted door handle components and related vehicle access hardware.

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

Direct sales to various OEMs represented approximately 76% of our total sales for fiscal 2018. The remainder of our revenue is received primarily through sales to the OEM service channels, the aftermarket and Tier 1 automotive supplier customers, and sales of certain products to non-automotive commercial customers.

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

The majority of our OEM products are sold in North America. While some exporting is done to Tier 1 and automotive assembly plants in Europe, Asia and South America, we are in the process of expanding our presence in these markets and elsewhere through the Vehicle Access Systems Technology LLC (VAST LLC) joint venture we jointly own with WITTE Automotive and ADAC Automotive. VAST is described in more detail on pages 8, 9 and 10.

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

2018 STRATTEC Annual Report	6

COMPANY DESCRIPTION

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

Underlying this organization is a formalized product development process to identify and meet customer needs in the shortest possible time. By following this streamlined development system, we shorten product lead times, tighten our response to market changes and provide our customers with the optimum value solution to their security/access control requirements. STRATTEC is also IATF 16949:2016 and ISO 14001 certified. This means we embrace the philosophy that quality should exist not only in the finished product, but in every step of our processes as well.

2018 STRATTEC Annual Report	7

COMPANY DESCRIPTION

OPERATIONS

A significant number of the components that go into our products are manufactured at our headquarters in Milwaukee, Wisconsin. This facility produces zinc die cast components, stampings and milled key blades. We have three owned production facilities currently in operation in Juarez, Mexico operating as STRATTEC de Mexico. Plant No. 1 houses assembly operations for locksets and ignition lock housings. Plant No. 2 was built during fiscal 2009 to replace a leased facility. It houses our key finishing and plastic injection molding operations, as well as dedicated space for the assembly operations of ADAC-STRATTEC de Mexico. Plant No. 3 was purchased in fiscal 2015 and houses both latch and power access assembly operations for STRATTEC Power Access de Mexico. Plant No. 4 is in Leon, Mexico and houses our custom paint system for door handles and assembly for ADAC-STRATTEC de Mexico and is owned by the ADAC-STRATTEC de Mexico joint venture. This facility was operational during the second quarter of fiscal year 2018.

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

In February of 2006, we announced the expansion of this alliance and related joint venture with the

2018 STRATTEC Annual Report	8

COMPANY DESCRIPTION

addition of a third partner, ADAC Plastics, Inc. ADAC, of Grand Rapids, Michigan, adds North American expertise in door handles, a part of WITTE’s core product line that STRATTEC did not support, and an expertise in color-matched painting of these components.

With the expansion of the alliance, we can offer a full range of access control related products available on a global basis to support customer programs. To identify this powerful combination of independent companies focused on working together, we renamed the joint venture Vehicle Access Systems Technology LLC (VAST LLC). We now refer to the combination of the alliance structure and joint venture as “VAST Automotive Group” (VAST). WITTE is now called WITTE Automotive, and ADAC is now doing business as ADAC Automotive. We have adopted a common graphic image in which we share a logo mark and colors, and a specific VAST logo used on the partners’ printed and electronic presentation materials. What is now VAST made investments with a local partner in Brazil in September, 2001, and local partners in China in March, 2002. However, during fiscal 2010, VAST LLC purchased the remaining 40 percent interest of its local partners in the China venture. VAST China is now wholly owned by VAST LLC and had annual net sales of approximately $174 million and $128 million during fiscal 2018 and 2017, respectively. This was an important step which gives STRATTEC a one-third interest in VAST China’s activities in the important growing Chinese/Asian market for manufacturing and assembly of painted door handles, locksets and latch products. VAST China currently operates out of two manufacturing facilities in Taicang and Fuzhou, China, with plans to open a third facility within the next two years to support new growth in the China market. In March, 2014, VAST LLC purchased the remaining 49 percent interest of its local partner in Brazil, which had annual net sales of approximately $1 million during fiscal years 2018 and 2017.

2018 STRATTEC Annual Report	9

COMPANY DESCRIPTION

On April 30, 2015 VAST LLC executed a purchase agreement to become a 50:50 Joint Venture partner with Minda Management Services Limited, an affiliate of both Minda Corporation Limited and Spark Minda, Ashok Minda Group of New Delhi, India (collectively, “Minda”). As part of this transition, VAST acquired a fifty percent equity interest in the former Minda-Valeo Security Systems joint venture entity, based in Pune, India, for approximately $12 million. This joint venture entity was renamed Minda-VAST Access Systems (“Minda-VAST”). Minda-VAST has operations in Pune and Delhi and had annual sales of approximately $36 million and $34 million during fiscal years 2018 and 2017, respectively. Minda is a leading manufacturer of security & access products and handles, for both OEMs and the aftermarket in India. Minda-VAST financial results are accounted for on the equity method of accounting by VAST LLC.

For further VAST LLC financial information, see “Equity Earnings (Loss) of Joint Ventures” on pages 47 through 49 included in this 2018 Annual Report.

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

2018 STRATTEC Annual Report	10

COMPANY DESCRIPTION

ADAC-STRATTEC de MEXICO

During fiscal 2007, we formed a new entity with ADAC Automotive called ADAC-STRATTEC LLC including a wholly owned Mexican subsidiary ADAC-STRATTEC de Mexico (ASdM). The purpose of this joint venture is to produce certain ADAC and STRATTEC products utilizing ADAC’s plastic molding injection expertise and STRATTEC’s assembly capability. ASdM currently operates out of defined space in STRATTEC de Mexico Plant No. 2 located in Juarez, Mexico. Products from this joint venture include non-painted door handle components and exterior trim components for OEM customers producing in North America. STRATTEC owns 51% of this joint venture and its financial results are consolidated into STRATTEC’s financial statements. In our fiscal years ending 2018 and 2017, ASdM was profitable and represented $88.8 and $67.7 million, respectively, of our consolidated net sales. STRATTEC de Mexico Plant No. 4 is in Leon, Mexico and houses our custom paint system for door handles and assembly for ADAC-STRATTEC de Mexico. This facility was operational during the second quarter of fiscal year 2018.

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

Interior and exterior door handles are painted in our Leon, Mexico facility.

2018 STRATTEC Annual Report	11

COMPANY DESCRIPTION

STRATTEC POWER ACCESS LLC

During fiscal year 2009, we formed a new subsidiary with WITTE Automotive called STRATTEC POWER ACCESS LLC (SPA) to acquire the North American business of the Delphi Power Products Group. WITTE is a 20 percent minority owner. SPA in turn owns 100 percent of a Mexican subsidiary, STRATTEC POWER ACCESS de Mexico. The purpose of this subsidiary is to produce power access devices for sliding side doors, lift gates and trunk lids. STRATTEC POWER ACCESS de Mexico currently operates out of defined space in STRATTEC de Mexico Plant No. 3 located in Juarez, Mexico. Financial results for SPA are consolidated in STRATTEC’s financial statements. For fiscal years ending 2018 and 2017, SPA was profitable and represented $86.4 and $84.5 million, respectively, of our consolidated net sales.

STRATTEC ADVANCED LOGIC LLC

During the fourth quarter of fiscal year 2013, we formed a new joint venture with Actuator Systems LLC called NextLock LLC subsequently renamed STRATTEC Advanced Logic. The initial capitalization of the joint venture was $1.5 million. The purpose of this joint venture is to assemble and sell the next generation of biometric security products based upon the residential and commercial designs of Actuator Systems. This joint venture had minimal sales activity in both fiscal 2018 and 2017. During fiscal 2018, we, along with our joint venture partner, reduced operating the business of STRATTEC Advanced Logic to winding down and selling only RTS commercial biometric locks. STRATTEC owns 51% of this joint venture and its financial results are accounted for on the equity method of accounting. For further STRATTEC Advanced Logic financial information, see “Equity Earnings (Loss) of Joint Ventures” on pages 47 through 49 included in this 2018 Annual Report.

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

ECONOMIC VALUE COMMITMENT

The underlying philosophy of our business and the means by which we measure our performance is Economic Value Added (EVA®). Simply stated, economic value is created when our business enterprise yields a return greater than the cost of capital we and our shareholders have invested in STRATTEC. The amount by which our return exceeds the cost of our capital is EVA®. In line with this philosophy, EVA® bonus plans are in effect for all of our U.S. associates, outside directors and many of our Mexico-based salaried associates as an incentive to help positively drive the economic value of our business. During fiscal 2019, we are in the process of reviewing and modifying our existing EVA® bonus plans, however, these plan changes will contain similar concepts as to return on investment and creating shareholder value.

STRATTEC’s significant market presence is the result of a 110-year commitment to creating quality products and systems that are responsive to changing needs. As technologies advance and markets grow, STRATTEC retains that commitment to meeting and exceeding the expectations of our customers, and providing economic value to our shareholders.

2018 STRATTEC Annual Report	12

VEHICLE LIST

13

2019 VEHICLES

We are proud to be associated with many of the quality vehicles produced in North America and elsewhere. The following cars and light trucks are equipped with STRATTEC components during our 2019 fiscal year:

PASSENGER CARS

Acura NSX
Aston Martin DB 11*
Aston Martin Rapide*
Aston Martin Vanquish*
Aston Martin Vantage*
Buick Cascada*
Buick Excelle*
Buick LaCrosse*
Buick Regal*
Cadillac ATS*
Cadillac CT6*
Cadillac CTS
Cadillac XTS*
Chevrolet Bolt EV
Chevrolet Camaro
Chevrolet Corvette
Chevrolet Cruze*
Chevrolet Impala
Chevrolet Malibu
Chevrolet Sonic*
Chevrolet Spin*
Chevrolet Volt
Chrysler 300
Dodge Challenger
Dodge Charger
Ford Fiesta
Ford Focus*
Ford Fusion
Ford GT
Ford Ka*
Ford Mustang
Ford Taurus
Honda Accord
Honda Civic
Lincoln Continental
Lincoln MKZ
Maserati Ghibli*
Maserati Quattroporte*
Opel Adam*
Opel Astra*
Opel Cascada*
Opel Corsa*
Tesla Model S
Tesla Model X
Tesla Model 3
Volkswagen Jetta

LIGHT TRUCKS, VANS AND SPORT UTILITY VEHICLES

Acura MDX
Acura RDX
Buick Enclave
Buick Encore*
Buick Envision*
Cadillac Escalade
Cadillac Escalade ESV
Cadillac XT4
Cadillac XT5
Chevrolet Blazer
Chevrolet Captiva*
Chevrolet Colorado*
Chevrolet Equinox
Chevrolet Express Van
Chevrolet Silverado & Silverado HD Pickup
Chevrolet Suburban
Chevrolet Tahoe
Chevrolet Trail Blazer*
Chevrolet Trax*
Chevrolet Traverse
Chrysler Pacifica
Dodge Durango
Dodge Grand Caravan
Dodge Journey
Ford C-Max*
Ford Edge
Ford Escape
Ford Expedition
Ford Explorer
Ford Flex
Ford F-Series Pickup
Ford F-Series Super Duty Pickup
Ford Ranger
Ford Transit Connect*
GMC Acadia
GMC Terrain
GMC Canyon*
GMC Savana
GMC Sierra & Sierra HD Pickup
GMC Yukon and Yukon XL
Honda CRV
Honda RDX
Honda Odyssey
Jeep Cherokee
Jeep Compass
Jeep Grand Cherokee
Jeep Wrangler/Wrangler Unlimited
Kia Sedona*
Lincoln MKC
Lincoln MKT
Lincoln Nautilus
Lincoln Navigator
Lincoln Aviator
Maserati Levante*
Opel Mokka
Ram 1500/2500/3500 Pickup
Volkswagen Tiguan

* Vehicles produced outside of North America, or both in and outside North America.

2018 STRATTEC Annual Report

2018 STRATTEC Annual Report	13

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Discussion and Analysis should be read in conjunction with STRATTEC SECURITY CORPORATION’s accompanying Financial Statements and Notes thereto. Unless otherwise indicated, all references to years or quarters refer to fiscal years or fiscal quarters of STRATTEC.

EXECUTIVE OVERVIEW

Historically, a significant portion of our total net sales are to domestic automotive OEMs (General Motors, Ford and Fiat Chrysler). During the past two decades these customers lost North American market share to the New Domestic automotive manufacturers (primarily the Japanese and Korean automotive manufacturers). In addition to our dependence on our customers’ maintaining their market share, our financial performance depends in large part on conditions in the overall automotive industry, which in turn, are dependent upon the U.S. and global economies. During fiscal years 2018, 2017 and 2016, the above domestic automotive OEMs together represented 59 percent, 60 percent and 63 percent, respectively, of our total net sales.

During fiscal years 2018 and 2017, we experienced stronger sales demand for our components from our major North American customers noted above as it relates to light trucks and both sport utility and car based utility vehicles in comparison to passenger cars, which was likely influenced by lower gas prices. If gas prices continue to remain flat or slightly higher over the next year, we anticipate this consumer buying trend will continue.

Fiscal 2018 net sales were $439 million compared to $417 million in 2017 and $401 million in 2016. Net income attributable to STRATTEC for fiscal 2018 was $12.3 million compared to $7.2 million in 2017 and $9.1 million in 2016. The financial health of our three largest customers continues to be stable. General Motors, Ford and Fiat Chrysler continued to report profitable results after implementing significant restructuring plans that modified their cost structures by closing manufacturing facilities, reducing benefits and wages and eliminating certain models and brands in 2009 and 2010. With the new United Auto Workers contracts signed in the United States during November 2015, our major customers planned to move passenger car production from the United States into Mexico over the next 3-5 years to improve their overall profitability on these vehicles. Ford and Fiat Chrysler’s plans have changed subsequent to the above contract date and have started eliminating passenger car production on certain models in North America entirely. STRATTEC and our joint venture partner ADAC Automotive just completed a new production facility in Leon, Mexico to capture these new opportunities as well as other OEM’s as it relates to painted door handles and assemblies in the expanding Mexican market.

As we look out into the future, the July 2018 projections from our third-party forecasting service indicate that North American light vehicle production will show steady to flat production for the next five years. By model year, based on these projections we are expecting a 2018 build of 16.8 million vehicles, 17.4 million vehicles for 2019, 17.3 million vehicles for 2020, 17.4 million vehicles for 2021 and 17.5 million vehicles for 2022. As part of this third party projection, General Motors Company and the Ford Motor Company are expected to experience flat vehicle production volumes in their production levels during this time period. Fiat Chrysler, however, is expected to slightly decrease production as they eliminate or reduce passenger car production on certain models during this time horizon. Of course, all of these forecasts are subject to variability based on what happens in the overall North American and global economies, especially as it relates to potential tariff enactment by the United States Government or other foreign countries, the current levels of employment, availability of consumer credit, home equity values, fluctuating fuel prices, changes in customer vehicle and option preferences, product quality issues, including related to recall and product warranty coverage issues, and other key factors that we believe could determine whether consumers can or will purchase new vehicles or particular brands.

Focus and Strategy Going Forward

STRATTEC’s long-term strategy is focused on maximizing long-term shareholder value by driving profitable growth. Our management believes productivity improvements and cost reductions are critical to our competitiveness, while enhancing the value we deliver to our customers. In order to accomplish this, we have been pursuing, and we intend to continue to pursue over the foreseeable future, the following objectives as summarized below:

•	Streamline and standardize processes to increase productivity and improve the quality of our products

•	Maintain a disciplined and flexible cost structure to leverage scale and optimize asset utilization and procurement

•	Maintain our strong financial position by deploying capital spending targeted for growth and productivity improvement

•	Leverage the “VAST Automotive Group Brand” with customer relationships to generate organic growth from global programs

•	Offer our customers innovative products and cost savings solutions to meet their changing demands

•	Explore and execute targeted mergers and acquisitions with a disciplined due diligence approach and critical financial analysis to drive shareholder value

2018 STRATTEC Annual Report	14

MANAGEMENT’S DISCUSSION AND ANALYSIS

We use several key performance indicators to gauge progress toward achieving these objectives. These indicators include net sales growth, operating margin improvement, return on capital employed and cash flow from operations.

RESULTS OF OPERATIONS

2018 Compared to 2017

	Years Ended
	July 1, 2018	July 2, 2017
Net Sales (millions of dollars)	$439.2	$417.3

Net Sales to each of our customers or customer groups in the current year and prior year were as follows (millions of dollars):

	Years Ended
	July 1, 2018	July 2, 2017
Fiat Chrysler Automobiles	$110.7	$100.6
General Motors Company	85.8	88.6
Ford Motor Company	64.4	62.3
Tier 1 Customers	70.5	72.4
Commercial and Other OEM Customers	82.0	60.3
Hyundai / Kia	25.8	33.1

Total	$439.2	$417.3

Net sales were $439.2 million in 2018 compared to $417.3 million in 2017. Sales to Fiat Chrysler Automobiles in the current year increased over the prior year due to a combination of higher vehicle production volumes and product content on the components we supply, partially offset by reduced sales during the six months ended December 31, 2017 as a result of the discontinuation of the Chrysler 200 in December 2016. The decrease in sales to General Motors Company in the current year compared to the prior year was attributed to lower production volumes and content on products we supplied to Opel Automotive GmbH as part of our General Motors business in the prior year, partially offset by increased sales attributed to higher content sales on models for which we supply components, in particular latches. We now supply products directly to Opel Automotive rather than through General Motors, which are now included under “Commercial and Other OEM Customers” above. Increased sales to Ford Motor Company in the current year as compared to the prior year was due to a combination of higher production volumes and content on components we supply. Sales to Tier 1 Customers decreased in the current year period as compared to the prior year due to lower sales on our driver controls products. Sales to Commercial and Other OEM Customers during the current year increased in comparison to the prior year due to including Opel Automotive in this category as mentioned above and new programs at Honda of America Manufacturing, Inc. and Volkswagen. These customers, along with our Tier 1 Customers, represent purchasers of vehicle access control products, such as latches, fobs, driver controls and door handles and related components, that we have developed in recent years to complement our historic core business of locks and keys. The decreased sales to Hyundai / Kia in the current year as compared to the prior year were due to lower levels of production on vehicles for which we supply components.

	Years Ended
	July 1, 2018	July 2, 2017
Cost of Goods Sold (millions of dollars)	$384.8	$356.4

Direct material costs are the most significant component of our cost of goods sold and comprised $245.5 million or 63.8 percent of cost of goods sold in the current year compared to $236.1 million or 66.2 percent of cost of goods sold in the prior year. This dollar value increase in our direct material costs of $9.4 million or 4.0 percent was due to increased sales volumes in the current year as compared to the prior year, partially offset by decreased sorting costs resulting from internal manufacturing process quality issues incurred in the current year as compared to the prior year as well as prior year obsolescence costs related to inventory intended for STRATTEC Advanced Logic, LLC (“SAL LLC”), our biometric joint venture.

The remaining components of cost of goods sold consist of labor and overhead costs which increased $19.0 million or 15.8 percent to $139.3 million in the current year from $120.3 million in the prior year as the variable portion of these costs increased due to the increase in sales volumes between years. Additionally, the current year as compared to the prior year included higher production and expediting costs associated with new product launches occurring in fiscal year 2018, in particular in connection with the start-up of our new door handle paint facility in Leon, Mexico, an unfavorable Mexican peso to U.S. dollar exchange rate affecting our operations in Mexico, a year over year increase in warranty expense provisions of approximately $3.5 million for expected

2018 STRATTEC Annual Report	15

MANAGEMENT’S DISCUSSION AND ANALYSIS

warranty payments to be settled in future periods and an increase of approximately $840,000 in expense provisions for the accrual of bonuses between years. The fiscal 2018 bonus expense provisions include the accrual of a discretionary bonus approved by our Board of Directors as well as the accrual of bonuses under our incentive bonus plans. There was no similar discretionary bonus related to fiscal 2017. The U.S. dollar value of our Mexican operations increased approximately $1.5 million in the current year as compared to the prior year due to an unfavorable Mexican peso to U.S. dollar exchange rate between years. The average U.S. dollar / Mexican peso exchange rate decreased to approximately 18.75 pesos to the dollar in the current year from approximately 19.29 pesos to the dollar in the prior year.

	Years Ended
	July 1, 2018	July 2, 2017
Gross Profit (millions of dollars)	$54.4	$61.0
Gross Profit as a percentage of net sales	12.4%	14.6%

The reduction in gross profit and gross profit as a percentage of net sales in the current year as compared to the prior year were attributed to higher than expected start-up production and expediting costs associated with new product launches occurring during the current year, in particular in connection with the opening of our new paint facility in Leon, Mexico, to meet certain customer schedules as well as an unfavorable Mexican Peso to U.S. Dollar exchange rate affecting the cost of our Mexican operations, a year over year increase in warranty expense provisions and increased expense provisions for the accrual of bonuses, all as discussed above.

Engineering, Selling and Administrative Expenses in the current year and prior year were as follows:

	Years Ended
	July 1, 2018	July 2, 2017
Expenses (millions of dollars)	$41.2	$46.1
Expenses as a percentage of net sales	9.4%	10.0%

Engineering, selling and administrative expenses decreased approximately $4.9 million between years. The current year as compared to the prior year included a reduction in new product program development costs for which we utilized third party vendors for a portion of the development work. This impact was partially offset by an increase of approximately $265,000 in expense provisions for the accrual of bonuses between years. The fiscal 2018 bonus expense provisions include the accrual of a discretionary bonus approved by our Board of Directors as well as the accrual of bonuses under our incentive bonus plans. There was no similar discretionary bonus related to fiscal 2017.

Income from operations in the current year was $13.3 million compared to $14.8 million in the prior year. This decrease was the result of reduced gross profit margins during 2018 partially offset by a reduction in engineering, selling and administrative expenses in the current year as compared to the prior year, all as discussed above.

The equity earnings (loss) of joint ventures was comprised of the following in the current year and prior year (thousands of dollars):

	Years Ended
	July 1, 2018	July 2, 2017
Vehicle Access Systems Technology LLC	$4,441	$2,593
STRATTEC Advanced Logic, LLC	91	(1,927)

	$4,532	$666

Our Vehicle Access Systems Technology LLC (“VAST LLC”) joint ventures in China and India continue to report profitable operating results while our joint venture in Brazil continues to report losses due to our limited amount of business in that region. STRATTEC is not the primary beneficiary and does not control SAL LLC. Accordingly, our investment in SAL LLC is accounted for using the equity method. Even though we maintain a 51 percent ownership interest in SAL LLC, effective with our fiscal 2015 fourth quarter, 100 percent of the funding for SAL LLC was being made through loans from STRATTEC to SAL LLC. Therefore, STRATTEC began recognizing 100 percent of the losses of SAL LLC up to our committed financial support. During fiscal 2018, we, along with our joint venture partner, reduced operating the business of STRATTEC Advanced Logic to winding down and selling only commercial biometric locks.

2018 STRATTEC Annual Report	16

MANAGEMENT’S DISCUSSION AND ANALYSIS

Included in other income, net in the current year and prior year were the following items (thousands of dollars):

	Years Ended
	July 1, 2018	July 2, 2017
Foreign Currency Transaction Gain	$549	$1,128
Unrealized (Loss) Gain on Mexican Peso Forward Contracts	(1,160)	2,010
Realized Gain (Loss) on Mexican Peso Forward Contracts	1,140	(1,650)
Pension and Postretirement Plans Credit (Cost)	447	(1,140)
Rabbi Trust Gain	193	296
Other	(149)	523

	$1,020	$1,167

Foreign currency transaction gains and losses resulted from activity associated with foreign denominated assets held by our Mexican subsidiaries. We entered into the Mexican peso currency forward contracts during fiscal 2017 and 2018 to minimize earnings volatility resulting from changes in exchange rates affecting the U.S. dollar cost of our Mexican operations. Unrealized gains and losses recognized as a result of mark-to-market adjustments as of July 1, 2018 may or may not be realized, depending upon the actual Mexican peso to U.S. dollar exchange rates experienced during the balance of the contract period. Pension and postretirement plan impacts include the components of net periodic benefit cost other than the service cost component. The Rabbi Trust assets fund our amended and restated supplemental executive retirement plan. The investments held in the Trust are considered trading securities.

Our income tax provision for the current year was impacted by the Tax Cuts and Jobs Act of 2017 (“the Act”), which was signed into law on December 22, 2017 with an effective date of January 1, 2018. The Act makes broad and complex changes to the U.S. tax code that affected our fiscal year ending July 1, 2018, including but not limited to (1) a reduction in the U.S. statutory tax rate to 21 percent following its effective date and a change in the measurement of our deferred tax assets and deferred tax liabilities resulting from the reduction in the statutory rate, (2) requiring a one-time transition tax on certain deemed repatriated earnings of foreign subsidiaries that is payable over eight years, and (3) bonus depreciation that will allow for full expensing of qualified property. Section 15 of the Internal Revenue Code stipulates that for our fiscal year ending July 1, 2018, we will have a blended statutory corporate tax rate of 28%, which is based on the applicable statutory tax rates before and after the Act and the number of days in our fiscal year.

The SEC staff issued SAB 118, which provides guidance on accounting for the tax effects of the Act. SAB 118 provides a measurement period that should not extend beyond one year from the Act’s enactment date for companies to complete the accounting under ASC 740. In accordance with SAB 118, a company must reflect the income tax effects of those aspects of the Act for which the accounting under ASC 740 is complete. To the extent that a company’s accounting for certain income tax effects of the Act is incomplete but it is still able to determine a reasonable estimate of the tax effect, it must record a provisional estimate in the financial statements. If a company cannot determine a provisional estimate to be included in the financial statements, it should continue to apply ASC 740 on the basis of the provision of the tax laws that were in effect immediately before the enactment of the Act.

In connection with our analysis of the impact of the Act, we have recorded an overall net tax benefit of approximately $3 million during 2018. This net tax benefit primarily consists of (1) the impact of the change in measurement of our deferred tax assets and liabilities, which resulted in a favorable provision impact of $1.6 million, (2) the one-time transition tax on non-previously taxed post-1986 accumulated foreign earnings, which resulted in a net favorable impact of $500,000 and includes transition tax of $1.4 million offset by the reversal of net deferred tax liability balances totaling $1.9 million which related to basis differences in foreign earnings, and (3) the impact of changing our annualized effective tax rate, which resulted in a favorable provision impact of $900,000. For various reasons that are discussed more fully below, we have not completed our accounting for the income tax effects for certain elements of the Act. However, we were able to make reasonable estimates of certain effects and, therefore, we recorded provisional adjustments of these elements in the accompanying consolidated financial statements. We identified these items as provisional since our analysis of the items is not complete.

The Act reduces the corporate tax rate to 21 percent, effective January 1, 2018. For certain of our net deferred tax assets, we have recorded a provisional adjustment to reflect the reduction in the corporate tax rate. While we are able to make a reasonable estimate of the impact of the reduction in the corporate rate, it may be affected by other analyses related to the Act, including, but not limited to, the impact of our calculation of deemed repatriation of deferred foreign income and the impact of full expensing for certain assets.

The Deemed Repatriation Transition Tax (“Transition Tax”) is a tax on previously untaxed accumulated and current earnings and profits (E&P) of certain of our foreign subsidiaries. To determine the amount of the Transition Tax, we must determine, in addition to other factors, the amount of post-1986 E&P of the relevant subsidiaries, as well as the amount of non-U.S.

2018 STRATTEC Annual Report	17

MANAGEMENT’S DISCUSSION AND ANALYSIS

income taxes paid on such earnings. We were able to make a reasonable estimate of the Transition Tax and recorded a provisional Transition Tax obligation in the accompanying consolidated financial statements. However, we are continuing to gather additional information to more precisely compute the amount of the Transition Tax.

We must assess whether our valuation allowance analyses are affected by various aspects of the Act (e.g., deemed repatriation of deferred foreign income, Global Intangible Low-Taxed Income (“GILTI”) inclusions, and new categories of Foreign Tax Credits). Since, as discussed herein, we have recorded provisional amounts related to certain portions of the Act, any corresponding determination of the need for, or any change in, a valuation allowance is also provisional.

Our accounting for the following elements of the Act is incomplete, and we were not yet able to make reasonable estimates of the tax effects. Therefore, no provisional adjustments were recorded for the following elements in our accompanying consolidated financial statements.

Because of the complexity of the new GILTI tax rules, we are continuing to evaluate this provision of the Act and the application of ASC 740. Under U.S. GAAP, we are allowed to make an accounting policy choice of either (1) treating taxes due on future U.S. inclusions in taxable income related to GILTI as a current-period expense when incurred (the “period cost method”) or (2) factoring such amounts into a company’s measurement of its deferred taxes (the “deferred method”). Our selection of an accounting policy with respect to the new GILTI tax rules will depend, in part, on analyzing our global income to determine whether we expect to have future U.S. inclusions in taxable income related to GILTI and, if so, what the impact is expected to be. Because whether we expect to have future U.S. inclusions in taxable income related to GILTI depends on not only our current structure and estimated future results of global operations but also our intent and ability to modify our structure and/or our business, we are not yet able to reasonably estimate the effect of this provision of the Act. Therefore, we have not made any adjustments related to potential GILTI tax in our financial statements and have not made a policy decision regarding whether to record deferred taxes on GILTI.

Our income tax provision for 2017 was impacted by the recognition of a $424,000 deferred tax liability resulting from a change in assertion regarding the permanent reinvestment of earnings from two of our Mexican subsidiaries. Prior to our fiscal 2017 second quarter, the accumulated undistributed earnings from such subsidiaries were considered to be permanently reinvested in Mexico. Accordingly, we did not previously record deferred income taxes on these earnings in our financial statements. During our fiscal 2017 second quarter, the strength of the U.S. dollar to the Mexican peso significantly decreased the U.S. tax cost associated with a distribution from the Mexican entities as compared to the U.S. tax cost associated with such a distribution in prior periods. Consequently, we changed our assertion regarding the permanent reinvestment of earnings from these Mexican subsidiaries. Such earnings were no longer considered permanently reinvested as of January 1, 2017. As a result, we repatriated $15.8 million from Mexico to the U.S. during our fiscal 2017, recognized the deferred tax liability resulting from the change in assertion, and concluded that, with some restrictions and tax implications, the remaining current and future accumulated undistributed earnings of these subsidiaries will be available for repatriation in future periods as deemed necessary.

Additionally, our income tax provisions for 2018 and 2017 were affected by the non-controlling interest portion of our pre-tax income. The non-controlling interest impacts the effective tax rate as ADAC-STRATTEC LLC and STRATTEC POWER ACCESS LLC entities are taxed as partnerships for U.S. tax purposes.

2017 Compared to 2016

	Years Ended
	July 2, 2017	July 3, 2016
Net Sales (millions of dollars)	$417.3	$401.4

Net Sales to each of our customers or customer groups in 2017 and 2016 were as follows

(millions of dollars):

	Years Ended
	July 2, 2017	July 3, 2016
Fiat Chrysler Automobiles	$100.6	$115.9
General Motors Company	88.6	79.9
Ford Motor Company	62.3	57.3
Tier 1 Customers	72.4	67.3
Commercial and Other OEM Customers	60.3	49.3
Hyundai / Kia	33.1	31.7

Total	$417.3	$401.4

Net sales were $417.3 million in 2017 compared to $401.4 million in 2016. Our 2017 fiscal year

2018 STRATTEC Annual Report	18

MANAGEMENT’S DISCUSSION AND ANALYSIS

was the typical 52 weeks while our 2016 fiscal year was 53 weeks. The impact of the additional week of customer shipments during 2016 increased 2016 sales by approximately $7.5 million. Sales to Fiat Chrysler Automobiles in 2017 decreased in comparison to 2016 due to lower customer vehicle production volume and lower content on components we supply, in particular on the Chrysler 200, which was discontinued in December 2016, and lower volume during 2017 on the new Chrysler Pacifica Minivan. Increased sales to General Motors Company in 2017 over 2016 was attributed to higher customer production volumes and content on vehicles for which we supply components, partially offset by agreed upon price reductions that became effective as of the start of the 2016 calendar year. Increased sales to Ford Motor Company in 2017 as compared to 2016 were attributed to increased product content on locksets and latches, in particular for the F-150 pick-up truck. Sales to Tier 1 Customers and Commercial and other OEM Customers during 2017 increased in comparison to 2016 as a result of higher electronic content and volume. These customers primarily represent purchasers of vehicle access control products, such as latches, fobs, driver controls, and door handles and related components, that have been developed in recent years to complement our historic core business of locks and keys. The increased sales to Hyundai / Kia in 2017 over 2016 were due to higher levels of production on the Kia Sedona minivan for which we supply components.

	Years Ended
	July 2, 2017	July 3, 2016
Cost of Goods Sold (millions of dollars)	$356.4	$335.7

Direct material costs are the most significant component of our cost of goods sold and comprised $236.1 million or 66.2 percent of cost of goods sold in 2017 compared to $224.9 million or 67.0 percent of cost of goods sold in 2016. This increase in our direct material costs of $11.2 million or 5.0 percent was due to increased sales volumes in 2017 as compared to 2016 and increased scrap and sorting costs resulting from internal manufacturing process quality issues incurred in 2017 as compared to 2016 as well as 2017 obsolescence costs related to inventory intended for STRATTEC Advanced Logic, LLC (“SAL LLC”), our biometric joint venture.

The remaining components of cost of goods sold consist of labor and overhead costs which increased $9.5 million or 8.6 percent to $120.3 million in 2017 from $110.8 million in 2016 as the variable portion of these costs increased due to the increase in sales volumes between years. Additionally, 2017 as compared to 2016 included higher payroll, benefit, outside service, and maintenance costs related to quality improvement initiatives undertaken during 2017, higher than expected production and expediting costs to meet certain customer schedules, higher royalty costs associated with sales of service parts to aftermarket customers, higher wage costs for our Mexico operations resulting from wage increases implemented to encourage work force retention in consideration of the peso devaluation, and start-up costs related to our new Leon, Mexico facility. These costs were partially offset by a reduction of approximately $5.8 million in the U.S. dollar value of our Mexican operations due to a favorable Mexican peso to U.S. dollar exchange rate between 2016 and 2017 as well as a reduction in warranty expense provisions between these years. The average U.S. dollar/Mexican peso exchange rate increased to approximately 19.29 pesos to the dollar in 2017 from approximately 17.22 pesos to the dollar in 2016. Warranty recoveries and expense provision reversals in 2017 totaled $843,000 compared to expense provisions of $583,000 in 2016.

	Years Ended
	July 2, 2017	July 3, 2016
Gross Profit (millions of dollars)	$61.0	$65.7
Gross Profit as a percentage of net sales	14.6%	16.4%

The reduction in gross profit and gross profit as a percentage of net sales in 2017 as compared to 2016 were the result of agreed upon customer price reductions that became effective at the start of the 2016 calendar year, a less favorable sales mix in 2017 as compared to 2016, which 2017 included a lower percentage of sales in the power access and OEM service product lines as compared to 2016 reducing gross profit margins in 2017, increased costs related to quality improvement initiatives undertaken during 2017, higher than expected production and expediting costs to meet certain customer schedules, higher royalty costs associated with sales of service parts to aftermarket customers, higher wage costs for our Mexican operations, and start-up costs incurred related to our new Leon, Mexico facility, all of which were partially offset by a favorable Mexican peso to U.S. dollar exchange rate affecting the

2018 STRATTEC Annual Report	19

MANAGEMENT’S DISCUSSION AND ANALYSIS

cost of our Mexican operations and a reduction in warranty expense provisions during 2017 as compared to 2016, all as discussed above.

Engineering, Selling and Administrative Expenses in 2017 and 2016 were as follows:

	Years Ended
	July 2, 2017	July 3, 2016
Expenses (millions of dollars)	$46.1	$43.5
Expenses as a percentage of net sales	11.0%	10.8%

Engineering, selling and administrative expenses increased approximately $2.6 million between years while 2016 included an additional week of expense as a result of the 53 week fiscal year. The increase in these costs in 2017 as compared to 2016 was due to higher new product program development costs for which we are utilizing third party vendors for a portion of the development work.

Income from operations in 2017 was $14.8 million compared to $22.2 million in 2016. This decrease was the result of reduced gross profit margins during 2017 as well as an increase in engineering, selling and administrative expenses in 2017 as compared to 2016, all as discussed above.

The equity earnings (loss) of joint ventures was comprised of the following in 2017 and 2016 (thousands of dollars):

	Years Ended
	July 2, 2017	July 3, 2016
Vehicle Access Systems Technology LLC	$2,593	$(639)
STRATTEC Advanced Logic, LLC	(1,927)	(1,596)

	$666	$(2,235)

Our Vehicle Access Systems Technology LLC (“VAST LLC”) joint ventures in China and India reported profitable operating results in 2017 and 2016 while our joint venture in Brazil reported losses in each year due to the weak automotive build in that region. The 2016 equity loss of joint ventures for VAST LLC included a $6 million impairment charge related to its Minda-VAST Access Systems joint venture in India. STRATTEC’s portion of this impairment charge totaled $2 million. STRATTEC is not the primary beneficiary and does not control SAL LLC. Accordingly, our investment in SAL LLC is accounted for using the equity method. Even though we maintain a 51 percent ownership interest in SAL LLC, during 2017 and 2016, 100 percent of the funding for SAL LLC was being made through loans from STRATTEC to SAL LLC. Therefore, STRATTEC recognized 100 percent of the losses of SAL LLC up to our committed financial support. During fiscal 2018, we, along with our joint venture partner, reduced operating the business of STRATTEC Advanced Logic to winding down and selling only commercial biometric locks.

Included in other income (expense), net in 2017 and 2016 were the following items (thousands of dollars):

	Years Ended
	July 2, 2017	July 3, 2016
Foreign Currency Transaction Gain	$1,128	$2,559
Unrealized Gain (Loss) on Mexican Peso Forward Contracts	2,010	(889)
Realized Loss on Mexican Peso Forward Contracts	(1,650)	(1,196)
Pension and Postretirement Plans Cost	(1,140)	(1,271)
Rabbi Trust Gain (Loss)	296	(41)
Other	523	235

	$1,167	$(603)

Foreign currency transaction gains and losses resulted from activity associated with foreign denominated assets held by our Mexican subsidiaries. We entered into the Mexican peso currency forward contracts during fiscal 2016 and 2017 to minimize earnings volatility resulting from changes in exchange rates affecting the U.S. dollar cost of our Mexican operations. Unrealized gains and losses recognized as a result of mark-to-market adjustments as of July 2, 2017 may or may not be realized, depending upon the actual Mexican peso to U.S. dollar exchange rates experienced during the balance of the contract period. Pension and postretirement plan impacts include the components of net periodic benefit cost other than the service cost component. The Rabbi Trust assets fund our amended and restated supplemental executive retirement plan. The investments held in the Trust are considered trading securities.

2018 STRATTEC Annual Report	20

MANAGEMENT’S DISCUSSION AND ANALYSIS

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

LIQUIDITY AND CAPITAL RESOURCES

Outstanding Receivable Balances from Major Customers

Our primary source of cash flow is from our major customers, which include Fiat Chrysler Automobiles LLC, General Motors Company and Ford Motor Company. As of the date of filing this Annual Report with the Securities and Exchange Commission, all of our customers are making payments on their outstanding accounts receivable in accordance with the payment terms included on their purchase orders. A summary of our outstanding receivable balances from our major customers as of July 1, 2018 was as follows (millions of dollars):

Fiat Chrysler Automobiles	$19.9
General Motors Company	$16.4
Ford Motor Company	$7.5

Cash Balances in Mexico

We earn a portion of our operating income in Mexico. During 2017, we changed our assertion regarding the permanent reinvestment of earnings from two of our Mexican subsidiaries. Prior to 2017, the accumulated undistributed earnings from such subsidiaries were considered to be permanently reinvested in Mexico. During 2017, the strength of the U.S. dollar to the Mexican peso significantly decreased the U.S. tax cost associated with a distribution from the Mexican subsidiaries as compared to the U.S. tax cost associated with such a distribution in prior periods. Consequently, we changed our assertion regarding the permanent reinvestment of earnings from these Mexican subsidiaries. Such earnings are no longer considered permanently reinvested. We repatriated $15.8 million from Mexico to the U.S. during 2017. As of July 1, 2018, $5.7 of our $8.1 million cash and cash equivalents balance was held in Mexico. These funds are available for repatriation as deemed necessary.

Cash Flow Analysis

	Years Ended
	July 1, 2018	July 2, 2017	July 3, 2016
Cash Flows from (millions of dollars):
Operating Activities	$6.9	$23.1	$8.2
Investing Activities	$(23.9)	$(39.5)	$(25.3)
Financing Activities	$16.4	$9.2	$7.2

The reduction in cash provided by operating activities between 2017 and 2018 reflected a net increase in working capital requirements between the two years of $21.6 million, with the net increase in our working capital requirements being made up of the following working capital changes (millions of dollars):

	Increase (Decrease) in Working Capital Requirements
	2018	2017	Change
Accounts Receivable	$9.6	$1.7	$7.9
Inventories	$11.2	$(3.2)	$14.4
Customer Tooling	$1.0	$4.6	$(3.6)
Other Assets	$3.5	$1.9	$1.6
Accounts Payable and Other Liabilities	$(3.7)	$(5.2)	$1.5

The year over year change in accounts receivable balances reflected a larger increase in accounts receivable balances during 2018 as compared to 2017. Higher sales during the fourth quarter of 2018 as compared to the fourth quarter of 2017 caused receivable balances to increase during 2018. Additionally, an increase in outstanding customer tooling billings increased the 2018 accounts receivable balances by approximately $5.2 million between years. The increase in the receivable balances during 2017 was the result of sales being more heavily weighted to the end of the fourth quarter of 2017 as compared to the fourth quarter of 2016. The year over year change in inventory reflected an increase in inventory balances during 2018, which was the result of ramping up for new customer program launches, compared to a decrease in inventory balances during 2017. Inventory balances decreased during 2017 due to lower sales of parts we supplied for certain customer vehicle programs towards the end of 2016, which increased 2017 beginning balances. The year over year change in customer tooling balances, which consisted of costs incurred for the

2018 STRATTEC Annual Report	21

MANAGEMENT’S DISCUSSION AND ANALYSIS

development of tooling that will be directly reimbursed by the customer whose parts are produced from the tool, was the result of the timing of tooling development spending required to meet customer production requirements and related billings for customer reimbursements. The year over year change in other assets was the result of an increase in the income tax recoverable balance in 2018 as compared to a decrease in 2017, which changes were based on the required income tax provision, the timing and amounts of Federal, state and foreign tax payments made, and the timing of the utilization of foreign tax credits and research and development tax credits. The year over year change in the accounts payable and other liability balances, which reflected a smaller reduction in working capital requirements in 2018 as compared to 2017, resulted from increases in accounts payable balances during 2017 partially offset by the year over year change in warranty reserve balances. 2018 accounts payable balances, after adjustment for non-cash items, were relatively consistent with 2017 balances. 2017 included an increase in accounts payable balances of $7.2 million due to obtaining a change in payment terms from 30 days to 45 days with several large vendors and due to the timing of purchases and payments with our vendors based on normal payment terms. 2018 warranty reserve balances increased $2.3 million over 2017 primarily due to expense provisions for expected warranty payments to be settled in future periods while the 2017 warranty reserve balances decreased $3.7 million from 2016 balances due to $2.8 million of customer warranty payments as well as $843,000 of reversals of previously accrued balances.

Other significant cash payments impacting net cash provided by operating activities during both the current year and prior year periods included cash contributions made to our qualified pension plan and cash payments made for Federal, state and foreign income taxes. Cash contributions made to our qualified pension plan totaled $5.0 million during 2017. No cash contributions were made to our qualified pension plan during 2018. Net cash payments and recoveries for Federal, state and foreign income taxes totaled $2.5 million during 2018 compared to $318,000 during 2017.

The increase in cash provided by operating activities between 2016 and 2017 reflected a net decrease in working capital requirements between the two years of $21.7 million, with the net decrease in our working capital requirements being made up of the following working capital changes (millions of dollars):

	Increase (Decrease) in Working Capital Requirements
	2017	2016	Change
Accounts Receivable	$1.7	$5.1	$(3.4)
Inventories	$(3.2)	$3.9	$(7.1)
Customer Tooling	$4.6	$3.5	$1.1
Other Assets	$1.9	$6.0	$(4.1)
Accounts Payable and Other Liabilities	$(5.2)	$3.0	$(8.2)

The year over year change in the accounts receivable balances reflected a larger increase in accounts receivable balances during 2016 as compared to the increase in 2017. Higher sales during the fourth quarter of 2016 as compared to the fourth quarter of 2015 caused receivable balances to increase during fiscal 2016. The increase in the receivable balance during 2017 was the result of sales being more heavily weighted to the end of the fourth quarter of 2017 as compared to the fourth quarter of 2016. The year over year change in inventory reflected an increase in inventory balances as of July 3, 2016, which was the result of lower sales of parts we supply for certain customer vehicle programs towards the end of fiscal 2016. The year over year change in customer tooling balances, which consisted of costs incurred for the development of tooling that will be directly reimbursed by the customer whose parts are produced from the tool, was the result of the timing of tooling development spending required to meet customer production requirements and related customer reimbursements. The year over year change in other assets was the result of a reduction in the income tax recoverable balance in 2017 as compared to an increase in the income tax recoverable balance in 2016, which changes were based on the required income tax provision and the timing and amounts of Federal and state tax payments made. The year over year change in the accounts payable and other liability balances was impacted by changes in accounts payable balances, accrued salaries and benefits balances and warranty reserve balances. The year over year change in accounts payable and accrued liability balances reflected a decrease in working capital requirements in 2017 compared to an increase in working capital requirements in 2016. 2017 included an increase in accounts payable balances of $7.2 million, due to obtaining a change in payment terms from 30 days to 45 days with several large vendors and the timing of purchases and payments with our vendors based on normal payment terms, and an increase of $1.8 million in accrued payroll and benefit liabilities mostly due to an increase in wages and benefits in Mexico, as discussed above under Analysis of Results of Operations. These impacts were partially offset by $2.8 million of customer warranty payments during 2017, which were previously accrued, as well as $843,000 of reversals during 2017 of previously accrued customer warranty accruals. 2016 included cash payments made under our incentive bonus plans of $5.2 million and $3.2 million of customer warranty payments, which were previously accrued, partially offset by an increase in accounts payable balances of $4.6 million as a result of the timing of purchases and payments with our vendors based on normal payment terms.

2018 STRATTEC Annual Report	22

MANAGEMENT’S DISCUSSION AND ANALYSIS

Other significant cash payments impacting net cash provided by operating activities during both 2017 and 2016 included cash contributions made to our qualified pension plan and cash payments made for Federal, state and foreign income taxes. Cash contributions made to our qualified pension plan totaled $5.0 million during 2017 compared to $3.0 million during 2016. Net cash payments and recoveries for Federal, state and foreign income taxes totaled $318,000 during 2017 compared to $4.7 million during 2016.

Net cash used by investing activities of $23.9 million during 2018, $39.5 million during 2017 and $25.3 million during 2016 included capital expenditures of $24.1 million, $37.0 million and $23.5 million, respectively. Capital expenditures during each year were made in support of requirements for new product programs and the upgrade and replacement of existing equipment. Capital expenditures included $2.5 million, $12.8 million and $7.0 million during 2018, 2017 and 2016, respectively for the purchase of land, equipment and the construction of a new facility in Leon, Mexico, which is used primarily to paint and assemble door handle products by ADAC-STRATTEC LLC. See further discussion related to this new facility under Future Capital Expenditures below. Net cash used by investing activities during 2018, 2017 and 2016 also included an investment in our VAST LLC joint venture of $125,000, $400,000 and $220,000, respectively. The investments were made for the purpose of funding general operating expenses for Sistema de Acesso Veicular Ltda (formerly known as VAST do Brasil). Additionally, during 2016, a $1.5 million investment in SAL LLC was made as the result of the payment on a guarantee of their debt facility. Prior to 2016, loans were made by each partner, STRATTEC, WITTE and ADAC to our joint venture, VAST LLC. The loans were made in support of VAST LLC’s purchase of the non-controlling interest in the Brazilian entity and in support of funding general operating expenses of the Brazilian entity. Repayments of outstanding loan balances totaling $300,000, $100,000 and $100,000 were made from VAST LLC to each partner during 2018, 2017 and 2016, respectively. Loans were made from STRATTEC to SAL LLC totaling $2.2 million during 2017 and $225,000 during 2016 in support of operating expenses and working capital needs.

Net cash provided by financing activities of $16.4 million during 2018 included $24.0 million of borrowings under credit facilities and $242,000 of proceeds from stock purchases and option plan exercises, partially offset by $3.0 million for repayments of borrowings under credit facilities, $2.0 million for regular quarterly dividend payments to shareholders and $2.8 million for dividend payments to non-controlling interests in our subsidiaries. Net cash provided by financing activities of $9.2 million during 2017 included $36.0 million of borrowings under credit facilities, $241,000 of proceeds from stock purchases and option plan exercises, $21,000 in excess tax benefits from option plan exercises, and $2.9 million in non-controlling interest contributions to ADAC-STRATTEC LLC in accordance with the ADAC-STRATTEC debt facility provisions, partially offset by $26 million for repayments of borrowings under credit facilities, $2.0 million for regular quarterly dividend payments to shareholders and $2.0 million for dividend payments to non-controlling interests in our subsidiaries. Net cash provided by financing activities of $7.2 million during 2016 included $26.5 million of borrowings under credit facilities, $473,000 of proceeds from stock purchases and option plan exercises and $170,000 in excess tax benefits from option plan exercises, partially offset by $16.5 million for repayments of borrowings under credit facilities, $1.9 million for regular quarterly dividend payments to shareholders and $1.6 million for dividend payments to non-controlling interests in our subsidiaries.

VAST LLC Cash Requirements

We currently anticipate that both VAST China and Minda-VAST Access Systems have adequate debt facilities in place over the next fiscal year to cover the future operating and capital requirements of each business. During 2018, 2017 and 2016, capital contributions totaling $375,000, $1.2 million and $660,000, respectively were made to VAST LLC for purposes of funding operations in Brazil. STRATTEC’s portion of the capital contributions totaled $125,000 in 2018, $400,000 in 2017 and $220,000 in 2016. We anticipate the Brazilian entity will require a capital contribution of approximately $750,000 collectively by all VAST partners to fund operations during fiscal 2019. STRATTEC’s portion of the capital contributions is anticipated to be $250,000.

ADAC-STRATTEC LLC Cash Requirements

ADAC-STRATTEC de Mexico (ASdM), a wholly owned subsidiary of ADAC-STRATTEC LLC, which is a joint venture between STRATTEC SECURITY CORPORATION and ADAC Automotive, completed the construction of a new manufacturing facility in Leon, Mexico during the current year period. Total capital expenditures required for the land, facility, paint system, and assembly equipment totaled approximately $22.5 million. See further discussion under Future Capital Expenditures included herein. In contemplation of this facility construction, effective April 27, 2016, the ADAC-STRATTEC Credit Facility was amended to increase the available borrowings under the credit facility from $10 million to $20 million. Under the terms of the amended credit agreement, a capital contribution to ADAC-STRATTEC LLC of $6 million collectively from STRATTEC and ADAC was completed during the quarter ended October 2, 2016. STRATTEC’s portion of the required capital contribution was $3.06 million. The ADAC-STRATTEC Credit Facility was further amended effective as of June 26, 2017 to increase the borrowing limit to $25 million and effective as of March 27, 2018 to increase the borrowing limit to $30 million until June 30, 2019, at which time the borrowing limit will return to $25 million.

STRATTEC Advanced Logic, LLC Cash Requirements

During all periods presented in this report, STRATTEC provided 100 percent of the financial

2018 STRATTEC Annual Report	23

MANAGEMENT’S DISCUSSION AND ANALYSIS

support to fund the start-up operating losses of SAL LLC due to our partner’s inability to contribute capital to this joint venture. During fiscal 2018, we, along with our joint venture partner, reduced operating the business of STRATTEC Advanced Logic to winding down and selling only commercial biometric locks. We anticipate STRATTEC will provide minimal to no funding for SAL LLC in fiscal year 2019.

Future Capital Expenditures

We anticipate capital expenditures will be approximately $15.0 million in fiscal 2019 in support of requirements for new product programs and the upgrade and replacement of existing equipment. On March 17, 2016, ASdM purchased land in Leon, Mexico. ASdM completed the construction of a new manufacturing facility on this land during the current year. This facility is being used primarily to paint and assemble door handle products. During our second quarter of fiscal 2018, the paint system and assembly equipment was fully operational. Currently, the ADAC-STRATTEC LLC joint venture has annual net sales of approximately $88.8 million. With newly awarded customer business, we anticipate annual net sales will increase to approximately $110 million in the next fiscal year. Total capital expenditures required for the land, facility, paint system and assembly equipment totaled approximately $22.5 million. During 2018, capital expenditures for the land, facility and equipment totaled $2.5 million.

Stock Repurchase Program

Our Board of Directors has authorized a stock repurchase program to buy back outstanding shares of our common stock. Shares authorized for buy back under the program totaled 3,839,395 at July 1, 2018. A total of 3,655,322 shares have been repurchased over the life of the program through July 1, 2018, at a cost of approximately $136.4 million. No shares were repurchased during fiscal 2018 or 2017. Additional repurchases may occur from time to time and are expected to continue to be funded by cash flow from operations and current cash balances. At this time, we anticipate minimal or no stock repurchase activity in fiscal year 2019.

Credit Facilities and Guarantees

STRATTEC has a $30 million secured revolving credit facility (the “STRATTEC Credit Facility”) with BMO Harris Bank N.A. ADAC-STRATTEC LLC has a $30 million secured revolving credit facility (the “ADAC-STRATTEC Credit Facility”) with BMO Harris Bank N.A., which is guaranteed by STRATTEC. The ADAC-STRATTEC Credit Facility borrowing limit decreases to $25 million effective July 1, 2019. The credit facilities both expire August 1, 2020. Borrowings under either credit facility are secured by our U.S. cash balances, accounts receivable, inventory and fixed assets located in the U.S. Interest on borrowings under both credit facilities is at varying rates based, at our option, on LIBOR plus 1.0 percent or the bank’s prime rate. Both credit facilities contain a restrictive financial covenant that requires the applicable borrower to maintain a minimum net worth level. The ADAC-STRATTEC Credit Facility includes an additional restrictive financial covenant that requires the maintenance of a minimum fixed charge coverage ratio. The ADAC-STRATTEC Credit Facility also required that a capital contribution to ADAC-STRATTEC LLC of $6 million collectively from STRATTEC and ADAC be completed by September 30, 2016. This capital contribution was completed as required. STRATTEC’s portion of this capital contribution totaled $3.06 million. As of July 1, 2018, we were in compliance with all financial covenants required by these credit facilities. Outstanding borrowings under the STRATTEC Credit Facility totaled $23.0 million at July 1, 2018 and $16.0 million at July 2, 2017. The average outstanding borrowings and weighted average interest rate on the STRATTEC Credit Facility loans were approximately $21.7 million and 2.5 percent, respectively, during 2018. The average outstanding borrowings and weighted average interest rate on the STRATTEC Credit Facility loans were approximately $12.5 million and 1.8 percent, respectively, during 2017. Outstanding borrowings under the ADAC-STRATTEC Credit Facility totaled $28.0 million at July 1, 2018 and $14.0 million at July 2, 2017. The average outstanding borrowings and weighted average interest rate on the ADAC-STRATTEC Credit Facility loans were approximately $22.6 million and 2.5 percent, respectively, during 2018. The average outstanding borrowings and weighted average interest rate on the ADAC-STRATTEC Credit Facility loans were approximately $10.9 million and 1.8 percent, respectively, during 2017. We believe that the credit facilities are adequate, along with existing cash flows from operations, to meet our anticipated capital expenditure, working capital, dividend, and operating expenditure requirements.

Inflation and Other Changes in Prices

Over the past several years, we have been impacted by rising health care costs, which have increased our cost of associate medical coverage. A portion of these increases have been offset by plan design changes and associate wellness initiatives. We have also been impacted by increases in the market price of zinc, nickel silver, and brass and inflation in Mexico, which impacts the U. S. dollar costs of our Mexican operations. We have negotiated raw material price adjustment clauses with certain, but not all, of our customers to offset some of the market price fluctuations in the cost of zinc. We own and operate manufacturing operations in Mexico. As a result, a portion of our manufacturing costs are incurred in Mexican pesos, which causes our earnings and cash flows to fluctuate due to changes in the U.S. dollar/Mexican peso exchange rate. We executed contracts with Bank of Montreal that provided for monthly Mexican peso currency forward contracts for a portion of our estimated peso denominated operating costs.

2018 STRATTEC Annual Report	24

MANAGEMENT’S DISCUSSION AND ANALYSIS

Refer to the discussion of Derivative Instruments under Organization and Summary of Significant Accounting Policies included in the Notes to Financial Statements included within this 2018 Annual Report.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Contractual obligations were as follows as of July 1, 2018 (thousands of dollars):

	Payments Due By Period
		Less Than			More Than
Contractual Obligation	Total	1 Year	1-3 Years	3-5 Years	5 Years

Operating Leases	$1,645	$919	$586	$97	$43
Other Purchase Obligations	13,124	9,195	3,929	-	-
Pension and Postretirement Obligations(a)	579	579	-	-	-

Total	$15,348	$10,693	$4,515	$97	$43

(a) As disclosed in our Notes to Financial Statements, estimated cash funding related to our pension and postretirement benefit plans is expected to total $579,000 in 2019. Because the timing of funding related to these plans beyond 2019 is uncertain, and is dependent on future movements in interest rates and investment returns, changes in laws and regulations, and other variables, pension and postretirement outflows beyond 2019 have not been included in the table above.

Refer to the discussion of Commitments and Contingencies included in Notes to Financial Statements included within this 2018 Annual Report for further information related to purchase obligations.

Liabilities recognized for uncertain tax benefits of $796,000 are not presented in the table above due to uncertainty as to amounts and timing regarding future payments.

STRATTEC has a $30 million secured revolving credit facility with BMO Harris Bank N. A. ADAC-STRATTEC LLC has a $30 million secured revolving credit facility with BMO Harris Bank N.A., which is guaranteed by STRATTEC. The ADAC-STRATTEC Credit Facility limit decreases to $25 million effective July 1, 2019. Borrowings under the STRATTEC credit facility totaled $23.0 million at July 1, 2018. Borrowings under the ADAC-STRATTEC credit facility totaled $28.0 million at July 1, 2018. The credit facilities both expire on August 1, 2020.

JOINT VENTURES AND MAJORITY OWNED SUBSIDIARIES

Refer to the discussion of Investment in Joint Ventures and Majority Owned Subsidiaries and discussion of Equity Earnings (Loss) of Joint Ventures included in the Notes to Financial Statements included within this 2018 Annual Report.

OTHER MATTERS

The Affordable Care Act (“ACA”), which was enacted in 2010 and is being phased in over several years, significantly affects the provision of both health care services and benefits in the United States. The ACA may impact our cost of providing our U.S. employees and retirees with health insurance and/or benefits, and may also impact various other aspects of our business. The ACA did not have a material impact on our fiscal 2018, 2017 or 2016 financial results.

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

We determine the discount rate used to measure plan liabilities using prevailing market rates of a large population of high-quality, non-callable, corporate bonds currently available that, if the obligation was settled at the measurement date, would provide the necessary future cash flows to pay the benefit obligation when due. Using this methodology, we determined a discount rate of 4.3 percent to be appropriate as of June 30, 2018, which is an increase of 39 percentage points from the discount rate of 3.91 percent used at June 30, 2017. The impact of this change decreased our year-end 2018 projected pension benefit obligations by approximately $4.0 million and the year-end 2018 accumulated pension benefit obligations by approximately $4.0 million. This change is also expected to decrease

2018 STRATTEC Annual Report	25

MANAGEMENT’S DISCUSSION AND ANALYSIS

our 2019 pension expense by $450,000. Our pension expense increases as the discount rate decreases. Lowering our 2018 discount rate assumption by 50 basis points would have increased our 2018 pension expense by approximately $610,000.

A significant element in determining our pension expense is the expected return on plan assets. Our assumption for the expected return on plan assets is based on historical results for similar allocations among asset classes and was 5.45 percent for 2016, 2017 and 2018. This assumption decreased to 4.05 percent for 2019. The change to this assumption is expected to increase our 2019 pension expense by $1.6 million. Refer to the accompanying Notes to Financial Statements for additional information on how this rate was determined. Pension expense increases as the expected rate of return on plan assets decreases. Lowering the 2018 expected rate of return assumption for our plan assets by 50 basis points would have increased our 2018 pension expense by approximately $560,000.

The difference between the expected return and actual return on plan assets is deferred and, under certain circumstances, amortized over future years of service. Therefore, the deferral of past asset gains and losses ultimately affects future pension expense. This is also the case with changes to actuarial assumptions, including discount rate assumptions, pay rate assumptions, mortality assumptions, turnover assumptions and other demographic assumptions. As of June 30, 2018, we had $26 million of net unrecognized pension actuarial losses, which included deferred asset losses of $2 million and unrecognized postretirement actuarial losses of $1 million. These amounts represent potential future pension and postretirement expenses that would be amortized over average future service periods. The average remaining service period is about 7 years for the pension and postretirement plans.

We made no contributions to our qualified pension plan during 2018. During 2017 and 2016, we contributed $5 million and $3 million, respectively, to our qualified pension plan. As discussed in the accompanying Notes to Financial Statements, our Board of Directors approved a resolution to proceed with the termination of the qualified pension plan. We anticipate settlement to occur by the end of December 2018, which is subject to final board approval. We will contribute to the Trust Fund for the Qualified Pension Plan as necessary to ensure there are sufficient assets to provide all Qualified Pension Plan benefits as required by the PBGC. The amount of future contributions has not yet been determined. We have evaluated the potential impact of the Pension Protection Act (the “PPA”), which was passed into law on August 17, 2006, including funding stabilization relief passed subsequent to the PPA (collectively, the “Acts”), on our future pension plan funding requirements based on current market conditions. The Acts have not had and are not anticipated to have in future periods a material effect on our level of future funding requirements or on our liquidity and capital resources.

While we believe that the assumptions used to determine our pension obligations and expenses are appropriate, significant differences in the actual experience or significant changes in the assumptions may materially affect the amounts of these obligations and our related future expense for these obligations.

Liability for Uncertain Tax Positions – We are subject to income taxation in many jurisdictions around the world. Significant management judgment is required in the accounting for income tax contingencies because the outcomes are often difficult to determine. We are required to measure and recognize uncertain tax positions that we have taken or expect to take in our income tax returns. The benefit of an uncertain tax position can only be recognized in the financial statements if management concludes that it is more likely than not that the position will be sustained with the tax authorities. For a position that is likely to be sustained, the benefit recognized in the financial statements is measured at the largest amount that is greater than 50 percent likely of being realized. A reserve is established for the difference between a position taken in an income tax return and the amount recognized in the financial statements. Refer to the discussion of Income Taxes included in the Notes to Financial Statements included within this 2018 Annual Report.

Other Reserves – We have reserves such as a warranty reserve and an excess and obsolete inventory reserve. These reserves require the use of estimates and judgment with regard to risk exposure, ultimate liability and net realizable value.

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

2018 STRATTEC Annual Report	26

MANAGEMENT’S DISCUSSION AND ANALYSIS

Accounting Policies included in the Notes to Financial Statements included within this 2018 Annual Report.

Excess and Obsolete Inventory Reserve – We record a reserve for excess and obsolete inventory based on historical and estimated future demand and market conditions. The reserve level is determined by comparing inventory levels of individual materials and parts to historical usage and estimated future sales by analyzing the age of the inventory in order to identify specific material and parts that are unlikely to be sold. Technical obsolescence and other known factors are also considered in evaluating the reserve level. Actual future write-offs of inventory may differ from estimates and calculations used to determine reserve levels due to changes in customer demand, changes in technology and other factors. Refer to the discussion of Inventories under Organization and Summary of Significant Accounting Policies included in the Notes to Financial Statements included within this 2018 Annual Report.

We believe the reserves discussed above are estimated using consistent and appropriate methods. However, changes to the assumptions could materially affect the recorded reserves.

NEW ACCOUNTING STANDARDS

Refer to the discussion of New Accounting Standards under Organization and Summary of Significant Accounting Policies included in the Notes to Financial Statements included within this 2018 Annual Report.

RISK FACTORS

We recognize we are subject to the following risk factors based on our operations and the nature of the automotive industry in which we operate:

Loss of Significant Customers, Vehicle Content, Vehicle Models and Market Share – Sales to General Motors Company, Ford Motor Company and Fiat Chrysler Automobiles represented approximately 57 percent of our annual net sales (based on fiscal 2018 results) and, accordingly, these customers account for a significant percentage of our outstanding accounts receivable. The contracts with these customers provide for supplying the customer’s requirements for a particular model. The contracts do not specify a specific quantity of parts. The contracts typically cover the life of a model, which averages approximately four to five years. Components for certain customer models may also be “market tested” annually. Therefore, the loss of any one of these customers, the loss of a contract for a specific vehicle model, a reduction in vehicle content, the early cancellation of a specific vehicle model, technological changes or a significant reduction in demand for certain key models could occur, and if so, could have a material adverse effect on our existing and future revenues and net income.

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

2018 STRATTEC Annual Report	27

MANAGEMENT’S DISCUSSION AND ANALYSIS

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

Cross-border Trade Issues or Tariffs – Our business is impacted by international or cross-border trade, including the import and export of products and goods into and out of the United States and trade tensions among nations. The shipping of goods across national borders is often more expensive and complicated than domestic shipping. Customs and duty procedures and reviews, including duty-free thresholds in various key markets, the application of tariffs, and security related governmental processes at international borders, may increase costs, discourage cross-border purchases, delay transit and create shipping uncertainties. Further, uncertainties stemming from changes in U.S. trade policies, tariffs and the reaction of other countries thereto, could have an adverse effect on our business and may adversely impact our

2018 STRATTEC Annual Report	28

MANAGEMENT’S DISCUSSION AND ANALYSIS

results of operations or financial condition or reduce profitability on certain of our products.

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

2018 STRATTEC Annual Report	29

MANAGEMENT’S DISCUSSION AND ANALYSIS

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

2018 STRATTEC Annual Report	30

MANAGEMENT’S DISCUSSION AND ANALYSIS

STRATTEC Advanced Logic, LLC Joint Venture – As discussed under Investment in Joint Ventures and Majority Owned Subsidiaries included herein in our Notes to Financial Statements, we maintain a 51 percent ownership interest in a joint venture, STRATTEC Advanced Logic, LLC, which was formed to introduce a new generation of biometric security products based upon the designs of Actuator Systems LLC, our partner and the owner of the remaining ownership interest in SAL LLC. The success of this joint venture operation has been adversely impacted by the failure of our partner to be able to continue to fund their portion of the joint venture operations, which has had an adverse impact on our financial results. Furthermore, conflicts or disagreements with our joint venture partner, could negatively impact the operations and financial results of our joint venture investment, which could have an adverse impact on our financial results. The biometric security business is highly competitive. Some of the companies in the biometric security business are significantly larger than SAL LLC and have greater financial and technology capabilities. Our products may not be able to compete successfully both on price and technology features within our markets. As a result of some of these factors, during fiscal 2018, we, along with our joint venture partner, reduced operating the business of STRATTEC Advanced Logic to winding down and selling only commercial biometric locks.

Warranty Claims – We are exposed to warranty claims in the event that our products fail to perform as expected, and we may be required to participate in the repair costs incurred by our customers for such products. Our largest customers have recently extended and/or expanded their warranty protection for their vehicles. Other automotive OEMs have similarly extended and/or expanded their warranty programs. We are engaged in ongoing discussions with our customers regarding warranty information and potential claims. The results of these discussions could result in additional warranty charges/claims in future periods. Depending on the nature of and the volume of vehicles involved in the potential warranty claims, these charges could be material to our financial statements. The extended and/or expanded warranty trend may also result in higher cost recovery claims by OEMs from suppliers whose products incur a higher rate of warranty claims above an OEM derived nominal level. Prior to fiscal 2010, we had experienced relatively low warranty charges from our customers due to our commercial arrangements and improvements in the quality, reliability and durability of our products. Due to our largest customers’ extension and/or expansion of their warranty protection programs and demands for higher warranty cost sharing arrangements from their suppliers in their terms and conditions of purchase, including from STRATTEC, we increased our provision to cover warranty exposures since fiscal year 2010. In 2015 and 2018, our increased warranty provision was the result of various known or expected customer warranty issues outstanding and estimated future warranty costs to be incurred as of June 2015 and June 2018, respectively, for which amounts were reasonably estimable. As additional information becomes available, actual results may differ from recorded estimates. If our customers demand higher warranty-related cost recoveries, or if our products fail to perform as expected, it could have a material adverse impact on our results of operations and financial condition.

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

Income Taxes – We are a U.S.-based multinational company subject to tax in multiple U.S. and foreign tax jurisdictions. Significant judgement is required in determining our global provision for income taxes, deferred tax assets or liabilities and in evaluating our tax positions on a worldwide basis. While we believe our tax positions are consistent with the tax laws in the jurisdictions in which we conduct our business, it is possible that these positions may be overturned by jurisdictional tax authorities, which may have a significant impact on our global provision for income taxes. Tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. We are also subject to ongoing tax audits. These audits can involve complex issues, which may require an extended period of time to resolve and can be highly subjective. Tax authorities may disagree with certain tax reporting positions taken by us and, as a result, assess additional taxes against us. We regularly assess the likely outcomes of these audits in order to determine the appropriateness of our tax provision.

2018 STRATTEC Annual Report	31

CONSOLIDATED STATEMENTS OF INCOME AND

COMPREHENSIVE INCOME (LOSS) (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Years Ended
	July 1, 2018	July 2, 2017	July 3, 2016

NET SALES	$439,195	$417,325	$401,419
Cost of goods sold	384,752	356,370	335,693

GROSS PROFIT	54,443	60,955	65,726
Engineering, selling, and administrative expenses	41,168	46,113	43,547

INCOME FROM OPERATIONS	13,275	14,842	22,179
Interest income	8	136	25
Equity earnings (loss) of joint ventures	4,532	666	(2,235)
Interest expense	(1,137)	(417)	(176)
Other income (expense), net	1,020	1,167	(603)

INCOME BEFORE PROVISION FOR INCOME TAXES AND NON-CONTROLLING INTEREST	17,698	16,394	19,190
Provision for income taxes	2,070	4,284	5,068

NET INCOME	15,628	12,110	14,122
Net income attributable to non-controlling interest	3,345	4,913	4,973

NET INCOME ATTRIBUTABLE TO STRATTEC SECURITY CORPORATION	$12,283	$7,197	$9,149

COMPREHENSIVE INCOME:
NET INCOME	$15,628	$12,110	$14,122
Currency translation adjustments, net of tax	(2,219)	(426)	(5,248)
Pension and postretirement plan funded status adjustment, net of tax	602	5,768	(5,880)

TOTAL OTHER COMPREHENSIVE (LOSS) INCOME	(1,617)	5,342	(11,128)

COMPREHENSIVE INCOME	14,011	17,452	2,994
Comprehensive income attributable to non-controlling interest	2,279	5,470	4,659

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO STRATTEC SECURITY CORPORATION	$11,732	$11,982	$(1,665)

EARNINGS PER SHARE ATTRIBUTABLE TO STRATTEC SECURITY CORPORATION:
BASIC	$3.39	$2.01	$2.55

DILUTED	$3.32	$1.96	$2.51

AVERAGE SHARES OUTSTANDING:
BASIC	3,628	3,588	3,559
DILUTED	3,703	3,670	3,621

The accompanying Notes to Financial Statements are an integral part of these Consolidated Statements of Income and Comprehensive Income (Loss).

2018 STRATTEC Annual Report	32

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT SHARE AMOUNTS AND PER SHARE AMOUNTS)

	July 1, 2018	July 2, 2017
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$8,090	$8,361
Receivables, less allowance for doubtful accounts of $500 at July 1, 2018 and July 2, 2017	73,832	64,933
Inventories, net	46,654	35,476
Customer tooling in progress, net	12,514	11,544
Income taxes recoverable	3,559	1,987
Other current assets	6,454	6,704

Total current assets	151,103	129,005

INVESTMENT IN JOINT VENTURES	22,192	16,840
DEFERRED INCOME TAXES	-	256
OTHER LONG-TERM ASSETS	17,338	16,022
PROPERTY, PLANT AND EQUIPMENT, NET	116,542	111,591

	$307,175	$273,714

LIABILITIES AND SHAREHOLDERS’ EQUITY CURRENT LIABILITIES:
Accounts payable	$38,439	$39,679
Accrued liabilities:
Payroll and benefits	13,393	13,055
Environmental	1,291	1,308
Warranty	7,800	5,550
Other	7,870	8,303

Total current liabilities	68,793	67,895

COMMITMENTS AND CONTINGENCIES – see note beginning on page 50

BORROWINGS UNDER CREDIT FACILITIES	51,000	30,000
DEFERRED INCOME TAXES	961	-
ACCRUED PENSION OBLIGATIONS	1,553	1,492
ACCRUED POSTRETIREMENT OBLIGATIONS	826	1,003
OTHER LONG-TERM LIABILITIES	796	610
SHAREHOLDERS’ EQUITY:
Common stock, authorized 12,000,000 shares, $.01 par value, issued 7,251,937 shares at July 1, 2018 and 7,216,103 shares at July 2, 2017	73	72
Capital in excess of par value	95,140	93,813
Retained earnings	236,162	225,913
Accumulated other comprehensive loss	(33,439)	(32,888)
Less: Treasury stock at cost (3,616,734 shares at July 1, 2018 and 3,619,487 shares at July 2, 2017)	(135,778)	(135,822)

Total STRATTEC SECURITY CORPORATION shareholders’ equity	162,158	151,088
Non-controlling interest	21,088	21,626

Total shareholders’ equity	183,246	172,714

	$307,175	$273,714

The accompanying Notes to Financial Statements are an integral part of these Consolidated Balance Sheets.

2018 STRATTEC Annual Report	33

CONSOLIDATED STATEMENTS OF
SHAREHOLDERS’ EQUITY (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Total	Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Non-Controlling Interest

BALANCE June 28, 2015	$152,401	$71	$89,560	$213,442	$(26,859)	$(135,902)	$12,089

Net income	14,122	-	-	9,149	-	-	4,973
Currency translation adjustments	(5,248)	-	-	-	(4,934)	-	(314)
Pension and postretirement funded status adjustment, net of tax of $3,454	(5,880)	-	-	-	(5,880)	-	-
Cash dividends declared ($0.52 per share)	(1,863)	-	-	(1,863)	-	-	-
Cash dividends paid to non-controlling interests of subsidiaries	(1,568)	-	-	-	-	-	(1,568)
Stock-based compensation and shortfall tax benefit	2,075	-	2,075	-	-	-	-
Stock option exercises	364	1	363	-	-	-	-
Employee stock purchases	109	-	78	-	-	31	-

BALANCE July 3, 2016	$154,512	$72	$92,076	$220,728	$(37,673)	$(135,871)	$15,180

Net income	12,110	-	-	7,197	-	-	4,913
Currency translation adjustments	(426)	-	-	-	(983)	-	557
Pension and postretirement funded status adjustment, net of tax of $3,388	5,768	-	-	-	5,768	-	-
Cash dividends declared ($0.56 per share)	(2,012)	-	-	(2,012)	-	-	-
Cash dividends paid to non-controlling interests of subsidiaries	(1,964)	-	-	-	-	-	(1,964)
Contribution from non-controlling interests of subsidiaries	2,940	-	-	-	-	-	2,940
Stock-based compensation and shortfall tax benefit	1,601	-	1,601	-	-	-	-
Stock option exercises	79	-	79	-	-	-	-
Employee stock purchases	106	-	57	-	-	49	-

BALANCE July 2, 2017	$172,714	$72	$93,813	$225,913	$(32,888)	$(135,822)	$21,626

Net income	15,628	-	-	12,283	-	-	3,345
Currency translation adjustments	(2,219)	-	-	-	(1,153)	-	(1,066)
Pension and postretirement funded status adjustment, net of tax of $340	602	-	-	-	602	-	-
Cash dividends declared ($0.56 per share)	(2,034)	-	-	(2,034)	-	-	-
Cash dividends paid to non-controlling interests of subsidiaries	(2,817)	-	-	-	-	-	(2,817)
Stock-based compensation	1,130	-	1,130	-	-	-	-
Stock option exercises	140	1	139	-	-	-	-
Employee stock purchases	102	-	58	-	-	44	-

BALANCE July 1, 2018	$183,246	$73	$95,140	$236,162	$(33,439)	$(135,778)	$21,088

The accompanying Notes to Financial Statements are an integral part of these Consolidated Statements of Shareholders’ Equity.

2018 STRATTEC Annual Report	34

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

	Years Ended
	July 1, 2018	July 2, 2017	July 3, 2016

CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$15,628	$12,110	$14,122
Adjustments to reconcile net income to net cash provided by operating activities:
Equity (earnings) loss of joint ventures	(4,532)	(666)	2,235
Depreciation and amortization	14,585	11,418	10,121
Foreign currency transaction gain	(549)	(1,128)	(2,559)
Unrealized loss (gain) on peso forward contracts	1,160	(2,010)	889
(Gain) loss on disposition of property, plant and equipment	(28)	213	(17)
Deferred income taxes	1,029	1,851	3,027
Stock based compensation expense	1,130	1,508	1,625
Change in operating assets and liabilities:
Receivables	(9,571)	(1,707)	(5,129)
Inventories	(11,178)	3,207	(3,897)
Other assets	(4,457)	(6,499)	(9,481)
Accounts payable and accrued liabilities	3,749	5,168	(3,003)
Other, net	(26)	(323)	285

Net cash provided by operating activities	6,940	23,142	8,218

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in joint ventures	(125)	(400)	(1,720)
Loan to joint ventures	-	(2,230)	(225)
Repayments from loan to joint ventures	300	100	100
Additions to property, plant and equipment	(24,134)	(37,010)	(23,496)
Proceeds received on sale of property, plant and equipment	41	2	76

Net cash used in investing activities	(23,918)	(39,538)	(25,265)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings under credit facilities	24,000	36,000	26,500
Repayments under credit facilities	(3,000)	(26,000)	(16,500)
Exercise of stock options and employee stock purchases	242	241	473
Excess tax benefits from stock-based compensation	-	21	170
Contribution from non-controlling interest of subsidiaries	-	2,940	-
Dividends paid to non-controlling interests of subsidiaries	(2,817)	(1,964)	(1,568)
Dividends paid	(2,034)	(2,012)	(1,865)

Net cash provided by financing activities	16,391	9,226	7,210

FOREIGN CURRENCY IMPACT ON CASH	316	54	(381)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(271)	(7,116)	(10,218)

CASH AND CASH EQUIVALENTS
Beginning of year	8,361	15,477	25,695

End of year	$8,090	$8,361	$15,477

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

CASH PAID DURING THE PERIOD FOR:
Income taxes	$2,503	$318	$4,699
Interest	$1,078	$350	$157

NON-CASH INVESTING ACTIVITIES:
Change in capital expenditures in accounts payable	$(1,702)	$(99)	$2,625
Guarantee of joint venture revolving credit facility	$-	$-	$505

The accompanying Notes to Financial Statements are an integral part of these Consolidated Statements of Cash Flows.

2018 STRATTEC Annual Report	35

NOTES TO FINANCIAL STATEMENTS

ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

STRATTEC SECURITY CORPORATION designs, develops, manufactures and markets automotive access control products including mechanical locks and keys, electronically enhanced locks and keys, steering column and instrument panel ignition lock housings, latches, power sliding side door systems, power lift gate systems, power deck lid systems, door handles and related products for primarily North American automotive customers. We also supply global automotive manufacturers through a unique strategic relationship with WITTE Automotive (“WITTE”) of Velbert, Germany and ADAC Automotive (“ADAC”) of Grand Rapids, Michigan. Under this relationship, STRATTEC, WITTE and ADAC market the products of each company to global customers under the “VAST Automotive Group” brand name (as more fully described herein). STRATTEC products are shipped to customer locations in the United States, Canada, Mexico, Europe, South America, Korea, China and India, and we provide full service and aftermarket support for each VAST Automotive Group partner’s products. We also maintain a 51 percent interest in a joint venture, STRATTEC Advanced Logic, LLC (“SAL LLC”), which exists to introduce a new generation of biometric security products based on the designs of Actuator Systems, our partner and the owner of the remaining ownership interest.

The accompanying consolidated financial statements reflect the consolidated results of STRATTEC SECURITY CORPORATION, its wholly owned Mexican subsidiary, STRATTEC de Mexico, and its majority owned subsidiaries, ADAC-STRATTEC, LLC and STRATTEC POWER ACCESS LLC. STRATTEC SECURITY CORPORATION is located in Milwaukee, Wisconsin. STRATTEC de Mexico is located in Juarez, Mexico. ADAC-STRATTEC, LLC and STRATTEC POWER ACCESS LLC have operations in El Paso, Texas and Juarez and Leon, Mexico. Equity investments in Vehicle Access Systems Technology LLC (“VAST LLC”) and SAL LLC, for which we exercise significant influence but do not control and are not the primary beneficiary, are accounted for using the equity method. VAST LLC consists primarily of three wholly owned subsidiaries in China, one wholly owned subsidiary in Brazil and one joint venture entity in India. The results of the VAST LLC foreign subsidiaries and joint venture are reported on a one-month lag basis. SAL LLC is located in El Paso, Texas. We have only one reporting segment.

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

New Accounting Standards: In May 2014, the FASB issued an update to the accounting guidance for the recognition of revenue arising from contracts with customers. The update supersedes most current revenue recognition guidance and outlines a single comprehensive model for revenue recognition based on the principle that an entity should recognize revenue in an amount that reflects the expected consideration to be received in the exchange of goods and services. The guidance update also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The guidance permits two methods of adoption: the full retrospective method, which requires retrospective restatement of each prior reporting period presented, or the modified retrospective method, which requires the cumulative effect of initially applying the guidance be recognized at the date of initial application. We do not expect the adoption of this standard to have a material impact on our results of operations or financial position; however, we expect to expand disclosures in line with the requirements of the new standard. We currently do not expect any changes to how we account for reimbursable pre-production costs, which are currently accounted for as a cost reduction. We expect revenue related to parts shipped under our production contracts to remain unchanged. We will adopt this standard as of July 2, 2018, the first day of our 2019 fiscal year, using the modified retrospective approach.

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

In July 2015, the FASB issued an accounting standard to simplify the measurement of inventory by changing the subsequent measurement guidance from the lower of cost or market to the lower of cost and net realizable value for inventory. The standard update is effective for fiscal years beginning after December 15, 2016 and interim periods within those years, and early adoption was permitted. The standard is to be applied prospectively. The adoption of this pronouncement did not have a material impact on our consolidated financial statements.

In February 2016, the FASB issued an update to the accounting guidance for leases. The update increases the transparency and comparability among organizations by requiring lessees to recognize

2018 STRATTEC Annual Report	36

NOTES TO FINANCIAL STATEMENTS

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

In March 2017, the FASB issued an update to the accounting guidance for the presentation of net periodic pension cost and net periodic postretirement benefit cost. The update requires the service cost component of net periodic benefit cost be reported in the same line items as other compensation costs arising from services rendered by the pertinent employees during the applicable period. The remaining components of net periodic benefit cost are required to be presented separately from the service cost component outside a subtotal of income from operations. Additionally, the update allows only the service cost component to be eligible for capitalization when applicable. The guidance requires retrospective restatement for each period presented for the presentation of the service cost component and the other components of net periodic benefit cost in the income statement and prospective application for the capitalization of the service cost component of net periodic benefit cost. The guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those years, with early adoption permitted. We elected early adoption beginning with the interim periods of our fiscal 2018. The adoption of this guidance resulted in the reclassification of expense within our Consolidated Statements of Income and Comprehensive Income (Loss) for the fiscal years ended July 2, 2017 and July 3, 2016 of $793,000 and $901,000, respectively, from cost of goods sold to Other Income, net and $347,000 and $370,000, respectively, from engineering, selling and administrative expenses to Other Income, net.

In February 2018, the FASB issued guidance on the reclassification of certain tax effects from accumulated other comprehensive income. The guidance will permit entities to reclassify tax effects stranded in accumulated other comprehensive income as a result of U.S. tax reform to retained earnings. The guidance is effective for fiscal years beginning after December 15, 2018, and interim periods within these fiscal years. We do not expect that the adoption of this pronouncement will have a material impact on our consolidated financial statements.

Fiscal Year: Our fiscal year ends on the Sunday nearest June 30. The years ended July 1, 2018, July 2, 2017 and July 3, 2016 are comprised of 52, 52 and 53 weeks, respectively.

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

Derivative Instruments: We own and operate manufacturing operations in Mexico. As a result, a portion of our manufacturing costs are incurred in Mexican pesos, which causes our earnings and cash flows to fluctuate due to changes in the U.S. dollar/Mexican peso exchange rate. We executed contracts with Bank of Montreal that provide for monthly Mexican peso currency forward contracts for a portion of our estimated peso denominated operating costs. These peso currency forward contracts include settlement dates that began on October 16, 2015 and end on December 17, 2018. Our objective in entering into these currency forward contracts is to minimize our earnings volatility resulting from changes in exchange rates affecting the U.S. dollar cost of our Mexican operations. The Mexican peso forward contracts are not used for speculative purposes and are not designated as hedges. As a result, all currency forward contracts are recognized in our accompanying consolidated financial statements at fair value and changes in the fair value are reported in current earnings as part of Other Income, net.

The following table quantifies the outstanding Mexican peso forward contracts as of July 1, 2018 (thousands of dollars, except average forward contractual exchange rates):

			Average
	Effective	Notional	Forward Contractual	Fair
	Dates	Amount	Exchange Rate	Value
Buy MXP/Sell USD	July 16, 2018 - December 17, 2018	$6,000	20.02	$(39)

2018 STRATTEC Annual Report	37

NOTES TO FINANCIAL STATEMENTS

The fair market value of all outstanding Mexican peso forward contracts in the accompanying Consolidated Balance Sheets was as follows (thousands of dollars):

	July 1, 2018	July 2, 2017
Not designated as hedging Instruments:
Other current (liabilities) assets:
Mexican peso forward contracts	$ (39)	$1,121

The pre-tax effects of the Mexican peso forward contracts on the accompanying Consolidated Statements of Income and Comprehensive Income (Loss) consisted of the following (thousands of dollars):

	Other Income, net
	Years Ended
	July 1, 2018	July 2, 2017	July 3, 2016
Not Designated as Hedging Instruments:
Realized gain (loss)	$1,140	$(1,650)	$(1,196)
Unrealized (loss) gain	$(1,160)	$2,010	$(889)

Fair Value of Financial Instruments: The fair value of our cash and cash equivalents, accounts receivable, accounts payable and borrowings under our credit facilities approximated their book value as of July 1, 2018 and July 2, 2017. Fair Value is defined as the exchange price that would be received for an asset or paid for a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. There is an established fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable. Level 1 – Quoted prices in active markets for identical assets or liabilities. These are typically obtained from real-time quotes for transactions in active exchange markets involving identical assets. Level 2 – Inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly. These are typically obtained from readily-available pricing sources for comparable instruments. Level 3 – Unobservable inputs, where there is little or no market activity for the asset or liability. These inputs reflect the reporting entity’s own assumptions of the data that market participants would use in pricing the asset or liability, based on the best information available in the circumstances. The following table summarizes our financial assets and liabilities measured at fair value on a recurring basis as of July 1, 2018 and July 2, 2017 (thousands of dollars):

	July 1, 2018				July 2, 2017
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Rabbi Trust Assets:
Stock index funds:
Small cap	$298	$-	$-	$298	$382	$-	$-	$382
Mid cap	286	-	-	286	391	-	-	391
Large cap	562	-	-	562	519	-	-	519
International	793	-	-	793	541	-	-	541
Fixed income funds	850	-	-	850	763	-	-	763
Cash and cash equivalents	-	3	-	3	-	3	-	3
Mexican peso forward contracts	-	-	-	-	-	1,121	-	1,121

Total assets at fair value	$2,789	$3	$-	$2,792	$2,596	$1,124	$-	$3,720

Liabilities:
Mexican peso forward contracts	$-	$39	$-	$39	$-	$-	$-	$-

The Rabbi Trust assets fund our supplemental executive retirement plan and are included in Other Long-Term Assets in the accompanying Consolidated Balance Sheets. Refer to discussion of Mexican peso forward contracts under Derivative Instruments above. The fair value of the Mexican peso forward contracts considers the remaining term, current exchange rate and interest rate differentials between the two currencies. There were no transfers between Level 1 and Level 2 assets during 2018 or 2017.

Receivables: Receivables consist primarily of trade receivables due from Original Equipment Manufacturers in the automotive industry and locksmith/dealership distributors relating to our service and aftermarket sales. We evaluate the collectability of receivables based on a number of factors. An allowance for doubtful accounts is recorded for significant past due receivable balances based on a review of the past due items, general economic conditions and the industry as a whole. Changes in the allowance for doubtful accounts were as follows (thousands of dollars):

2018 STRATTEC Annual Report	38

NOTES TO FINANCIAL STATEMENTS

	Balance,	Provision		Balance,
	Beginning	for Doubtful	Net	End of
	of Year	Accounts	Write-Offs	Year

Year ended July 1, 2018	$500	$-	$-	$500
Year ended July 2, 2017	$500	$-	$-	$500
Year ended July 3, 2016	$500	$-	$-	$500

Inventories: Inventories are comprised of material, direct labor and manufacturing overhead, and are stated at the lower of cost or market using the first-in, first-out (“FIFO”) cost method of accounting. Inventories consisted of the following (thousands of dollars):

	July 1, 2018	July 2, 2017
Finished products	$13,410	$9,976
Work in process	10,059	9,328
Purchased materials	27,185	20,682

	50,654	39,986
Excess and obsolete reserve	(4,000)	(4,510)

Inventories, net	$46,654	$35,476

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

	Balance,	Provision		Balance,
	Beginning	Charged to	Amounts	End of
	of Year	Expense	Written Off	Year

Year ended July 1, 2018	$4,510	$1,002	$1,512	$4,000
Year ended July 2, 2017	$2,800	$2,718	$1,008	$4,510
Year ended July 3, 2016	$2,300	$ 844	$ 344	$2,800

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

Repair and Maintenance Supply Parts: We maintain an inventory of repair and maintenance supply parts in support of operations. This inventory includes critical repair parts for all production equipment as well as general maintenance items. The inventory of critical repair parts is required to avoid disruptions in our customers’ just-in-time production schedules due to a lack of spare parts when equipment break-downs occur. All required critical repair parts are on hand when the related production equipment is placed in service and maintained to satisfy the customer model life production and service requirements, which may be 12 to 15 years. As repair parts are used, additional repair parts are purchased to maintain a minimum level of spare parts inventory. Depending on maintenance requirements during the life of the equipment, excess quantities of repair parts arise. Excess quantities are kept on hand and are not disposed of until the equipment is no longer in service. A repair and maintenance supply parts reserve is maintained to recognize the normal adjustment of inventory for obsolete and slow moving supply and maintenance parts. The adequacy of the reserve is reviewed periodically in relation to the repair parts inventory balances. The gross balance of the repair and maintenance supply parts inventory was approximately $3.8 million at July 1, 2018 and $3.7 million at July 2, 2017. The repair and maintenance supply parts inventory balance is included in Other Current Assets in the accompanying Consolidated Balance Sheets. The activity related to the repair and maintenance supply parts reserve was as follows (thousands of dollars):

	Balance,	Provision		Balance,
	Beginning	Charged to	Amounts	End of
	of Year	Expense	Written Off	Year

Year ended July 1, 2018	$900	$201	$201	$900
Year ended July 2, 2017	$700	$438	$238	$900
Year ended July 3, 2016	$620	$366	$286	$700

2018 STRATTEC Annual Report	39

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

	July 1, 2018	July 2, 2017
Patents, engineering drawings and software	$890	$890
Less: accumulated amortization	(890)	(849)

	$-	$41

Intangible amortization expense was $41,000 for the year ended July 1, 2018 and $99,000 for each of the years ended July 2, 2017, July 3, 2016. The intangible assets are fully amortized as of July 1, 2018.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets as follows:

Classification	Expected Useful Lives
Land improvements	20 years
Buildings and improvements	15 to 35 years
Machinery and equipment	3 to 15 years

Property, plant and equipment consisted of the following (thousands of dollars):

	July 1, 2018	July 2, 2017
Land and improvements	$5,545	$4,732
Buildings and improvements	34,483	36,046
Machinery and equipment	229,688	210,741

	269,716	251,519
Less: accumulated depreciation	(153,174)	(139,928)

	$116,542	$111,591

Depreciation expense was as follows for the periods indicated (thousands of dollars):

Fiscal Year	Depreciation Expense
2018	$14,544
2017	$11,319
2016	$10,022

The gross and net book value of property, plant and equipment located outside of the United States, primarily in Mexico, were as follows (thousands of dollars):

	July 1, 2018	July 2, 2017
Gross book value	$140,681	$130,166
Net book value	$ 74,364	$ 69,652

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment recognized is measured by the excess of the carrying amount of the asset over the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less estimated costs to sell. There were no impairments recorded in the years ended July 1, 2018, July 2, 2017 or July 3, 2016.

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

2018 STRATTEC Annual Report	40

NOTES TO FINANCIAL STATEMENTS

Supplier Concentrations: The following inventory purchases were made from major suppliers during each fiscal year noted:

	Percentage of	Number of
Fiscal Year	Inventory Purchases	Suppliers
2018	32%	5
2017	39%	7
2016	36%	6

We have long-term contracts or arrangements with most of our suppliers to guarantee the availability of raw materials and component parts.

Labor Concentrations: We had approximately 4,420 full-time associates of which approximately 260 or 5.9 percent were represented by a labor union at July 1, 2018. The associates represented by a labor union account for all production associates at our Milwaukee facility. The current contract with the unionized associates is effective through September 17, 2018.

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

Research and Development Costs: Expenditures relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. Research and development expenditures were approximately $4.8 million in 2018, $4.6 million in 2017 and $430,000 in 2016.

Other Income (Expense), Net: Net other income (expense) included in the accompanying Consolidated Statements of Income and Comprehensive Income (Loss) primarily included foreign currency transaction gains and losses, realized and unrealized gains and losses on our Mexican peso currency forward contracts, the components of net periodic benefit cost other than the service cost component related to our pension and postretirement plans and Rabbi Trust gains. Foreign currency transaction gains and losses resulted from activity associated with foreign denominated assets held by our Mexican subsidiaries. We entered into the Mexican peso currency forward contracts during fiscal 2016, 2017 and 2018 to minimize earnings volatility resulting from changes in exchange rates affecting the U.S. dollar cost of our Mexican operations. The Rabbi Trust assets fund our amended and restated supplemental executive retirement plan. The investments held in the Trust are considered trading securities. The impact of these items for the periods presented was as follows (thousands of dollars):

	Years Ended
	July 1, 2018	July 2, 2017	July 3, 2016
Foreign currency transaction gain	$549	$1,128	$2,559
Rabbi Trust gain (loss)	193	296	(41)
Unrealized (loss) gain on Mexican peso forward contracts	(1,160)	2,010	(889)
Realized gain (loss) on Mexican peso forward contracts	1,140	(1,650)	(1,196)
Pension and postretirement plans credit (cost)	447	(1,140)	(1,271)
Other	(149)	523	235

	$1,020	$1,167	$(603)

Self Insurance Plans: We have self-insured medical and dental plans covering all eligible U.S. associates. The claims handling process for the self-insured plans are managed by a third-party administrator. Stop-loss insurance coverage limits our liability on a per individual per calendar year basis. The per individual per calendar year stop-loss limit was $150,000 in each calendar year 2015 through 2018. Effective January 1, 2011, under Health Care Reform, there is no lifetime maximum for overall benefits.

The expected ultimate cost for claims incurred under the self-insured medical and dental plans as of the applicable balance sheet date is not discounted and is recognized as an expense on our Consolidated Statements of Income and Comprehensive Income (Loss). The expected ultimate cost of claims is estimated based upon the aggregate liability for reported claims and an estimated liability for claims incurred but not reported, which is based on an analysis of historical data, current health care trends and information available from the third-party administrator. As additional information becomes available, actual results may differ from recorded estimates, which may require us to adjust the amount of our estimated liability for claims incurred but not reported. The expected ultimate cost for claims incurred under the self-insured medical and dental plans that has not been paid as of the applicable balance sheet date is included in Accrued Liabilities: Payroll and Benefits in our accompanying Consolidated Balance Sheets.

Changes in the balance sheet amounts for self-insured plans were as follows (thousands of dollars):

	Balance,	Provision		Balance,
	Beginning	Charged to		End of
	of Year	Expense	Payments	Year

Year ended July 1, 2018	$420	$5,784	$5,784	$420
Year ended July 2, 2017	$420	$5,796	$5,796	$420
Year ended July 3, 2016	$420	$5,032	$5,032	$420

2018 STRATTEC Annual Report	41

NOTES TO FINANCIAL STATEMENTS

Warranty Reserve: We have a warranty liability recorded related to our known and potential exposure to warranty claims in the event our products fail to perform as expected, and in the event we may be required to participate in the repair costs incurred by our customers for such products. The recorded warranty liability balance involves judgment and estimates. Our liability estimate is based on an analysis of historical warranty data as well as current trends and information, including our customers’ recent extension and/or expansion of their warranty programs. In recent fiscal periods, our largest customers have extended their warranty protection for their vehicles and have since demanded higher warranty cost sharing arrangements from their suppliers in their terms and conditions to purchase, including from STRATTEC. The 2018 warranty provision included costs for various known or expected warranty issues as of June 2018 for which amounts were reasonably estimable. During 2017, the warranty liability was reduced as a result of settlement payments of previously accrued customer warranty issues. As additional information becomes available, actual results may differ from recorded estimates, which may require us to adjust the amount of our warranty provision.

Changes in the warranty reserve were as follows (thousands of dollars):

		Provision
	Balance,	(Recoveries)		Balance
	Beginning	Charged		End of
	of Year	to Expense	Payments	Year

Year ended July 1, 2018	$ 5,550	$2,617	$367	$7,800
Year ended July 2, 2017	$ 9,228	$(843)	$2,835	$5,550
Year ended July 3, 2016	$11,835	$583	$3,190	$9,228

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

Accumulated Other Comprehensive Loss: Accumulated other comprehensive loss (“AOCL”) was comprised of the following (thousands of dollars):

	July 1, 2018	July 2, 2017	July 3, 2016
Unrecognized pension and postretirement benefit liabilities, net of tax	$18,148	$18,750	$24,518
Foreign currency translation, net of tax	15,291	14,138	13,155

	$33,439	$32,888	$37,673

The following tables summarize the changes in AOCL for the years ended July 1, 2018 and July 2, 2017 (thousands of dollars):

	Year Ended July 1, 2018

	Foreign Currency	Retirement and
	Translation	Postretirement
	Adjustments	Plans	Total

Balance July 2, 2017	$14,138	$18,750	$32,888
Other comprehensive loss before reclassifications	2,370	820	3,190
Income tax	(151)	(193)	(344)

Net other comprehensive loss before reclassifications	2,219	627	2,846
Reclassifications:
Prior service credits (A)	-	752	752
Actuarial gains (A)	-	(2,514)	(2,514)

Total reclassifications before tax	-	(1,762)	(1,762)
Income Tax	-	533	533

Net reclassifications	-	(1,229)	(1,229)

Other comprehensive loss (income)	2,219	(602)	1,617
Other comprehensive loss attributable to non-controlling interest	1,066	-	1,066

Balance July 1, 2018	$15,291	$18,148	$33,439

2018 STRATTEC Annual Report	42

NOTES TO FINANCIAL STATEMENTS

	Year Ended July 2, 2017

	Foreign Currency	Retirement and
	Translation	Postretirement
	Adjustments	Plans	Total

Balance July 3, 2016	$13,155	$24,518	$37,673
Other comprehensive loss before reclassifications	534	(6,142)	(5,608)
Income Tax	(108)	2,272	2,164

Net other comprehensive loss before reclassifications	426	(3,870)	(3,444)
Reclassifications:
Prior service credits (A)	-	753	753
Actuarial gains (A)	-	(3,766)	(3,766)

Total reclassifications before tax	-	(3,013)	(3,013)
Income Tax	-	1,115	1,115

Net reclassifications	-	(1,898)	(1,898)

Other comprehensive loss (income)	426	(5,768)	(5,342)
Other comprehensive income attributable to non-controlling interest	(557)	-	(557)

Balance July 2, 2017	$14,138	$18,750	$32,888

(A) Amounts reclassified are included in the computation of net periodic benefit cost, which is included in Other Income, net in the accompanying Condensed Consolidated Statements of Income and Comprehensive Income (Loss). See Retirement Plans and Postretirement Costs note to these Notes to Financial Statements below.

Accounting For Stock-Based Compensation: We maintain an omnibus stock incentive plan. This plan provides for the granting of stock options, shares of restricted stock and stock appreciation rights. The Board of Directors has designated 1,850,000 shares of common stock available for the grant of awards under the plan. Remaining shares available to be granted under the plan as of July 1, 2018 were 133,074. Awards that expire or are cancelled without delivery of shares become available for re-issuance under the plan. We issue new shares of common stock to satisfy stock option exercises.

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

All compensation cost related to stock options granted under the plan has been recognized as of July 1, 2018. Unrecognized compensation cost as of July 1, 2018 related to restricted stock granted under the plan was as follows (thousands of dollars):

		Weighted Average Period
	Compensation	over which Cost is to be
	Cost	Recognized (in years)
Restricted stock granted	$1,092	0.9

Unrecognized compensation cost will be adjusted for any future changes in estimated and actual forfeitures.

2018 STRATTEC Annual Report	43

NOTES TO FINANCIAL STATEMENTS

Cash received from stock option exercises and the related income tax benefit were as follows (thousands of dollars):

	Cash Received from	Income Tax
Fiscal Year	Stock Option Exercises	Benefit
2018	$ 139	$ -
2017	$ 136	$ 25
2016	$ 364	$ 196

The intrinsic value of stock options exercised and the fair value of options vested were as follows (thousands of dollars):

Years Ended
	July 1, 2018	July 2, 2017	July 3, 2016
Intrinsic value of options exercised	$ 110	$ 115	$ 529
Fair value of stock options vested	$ 315	$ 566	$ 331

No options were granted during the fiscal years ended July 1, 2018, July 2, 2017 or July 3, 2016.

The range of options outstanding as of July 2, 2017 was as follows:

			Weighted Average Remaining
	Number of Options	Weighted Average Exercise	Contractual Life Outstanding
	Outstanding/Exercisable	Price Outstanding/Exercisable	(In Years)

$10.92-$18.49	42,214/42,214	$15.36/$15.36	1.2
$26.53-$38.71	81,850/81,850	$31.06/$31.06	4.2
$79.73	9,010/9,010	$79.73/$79.73	6.1
		$29.37/$29.37

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

Our income tax provision for the current year was impacted by the Tax Cuts and Jobs Act of 2017 (“the Act”), which was signed into law on December 22, 2017 with an effective date of January 1, 2018. The Act makes broad and complex changes to the U.S. tax code that affected our fiscal year ending July 1, 2018, including but not limited to (1) a reduction in the U.S. statutory tax rate to 21 percent following its effective date and a change in the measurement of our deferred tax assets and deferred tax liabilities resulting from the reduction in the statutory rate, (2) requiring a one-time transition tax on certain deemed repatriated earnings of foreign subsidiaries that is payable over eight years, and (3) bonus depreciation that will allow for full expensing of qualified property. Section 15 of the Internal Revenue Code stipulates that for our fiscal year ending July 1, 2018, we will have a blended statutory corporate tax rate of 28%, which is based on the applicable statutory tax rates before and after the Act and the number of days in our fiscal year.

The SEC staff issued SAB 118, which provides guidance on accounting for the tax effects of the Act. SAB 118 provides a measurement period that should not extend beyond one year from the Act’s enactment date for companies to complete the accounting under ASC 740. In accordance with SAB 118, a company must reflect the income tax effects of those aspects of the Act for which the accounting under ASC 740 is complete. To the extent that a company’s accounting for certain income tax effects of the Act is incomplete but it is still able to determine a reasonable estimate of the tax effect, it must record a provisional estimate in the financial statements. If a company cannot determine a provisional estimate to be included in the financial statements, it should continue to apply ASC 740 on the basis of the provision of the tax laws that were in effect immediately before the enactment of the Act.

In connection with our analysis of the impact of the Act, we have recorded an overall net tax benefit of approximately $3 million during 2018. This net tax benefit primarily consists of (1) the impact of

2018 STRATTEC Annual Report	44

NOTES TO FINANCIAL STATEMENTS

the change in measurement of our deferred tax assets and liabilities, which resulted in a favorable provision impact of $1.6 million, (2) the one-time transition tax on non-previously taxed post-1986 accumulated foreign earnings, which resulted in a net favorable impact of $500,000 and includes transition tax of $1.4 million offset by the reversal of net deferred tax liability balances totaling $1.9 million, which related to basis differences in foreign earnings, and (3) the impact of changing our annualized effective tax rate, which resulted in a favorable provision impact of $900,000. Measurement period adjustments recorded in the three and six month periods ended July 1, 2018 totaled $1.6 million and $2.0 million, respectively. For various reasons that are discussed more fully below, we have not completed our accounting for the income tax effects for certain elements of the Act. However, we were able to make reasonable estimates of certain effects and, therefore, we recorded provisional adjustments of these elements in the accompanying consolidated financial statements. We identified these items as provisional since our analysis of the items is not complete.

The Act reduces the corporate tax rate to 21 percent, effective January 1, 2018. For certain of our net deferred tax assets, we have recorded a provisional adjustment to reflect the reduction in the corporate tax rate. While we are able to make a reasonable estimate of the impact of the reduction in the corporate rate, it may be affected by other analyses related to the Act, including, but not limited to, the impact of our calculation of deemed repatriation of deferred foreign income and the impact of full expensing for certain assets.

The Deemed Repatriation Transition Tax (“Transition Tax”) is a tax on previously untaxed accumulated and current earnings and profits (E&P) of certain of our foreign subsidiaries. To determine the amount of the Transition Tax, we must determine, in addition to other factors, the amount of post-1986 E&P of the relevant subsidiaries, as well as the amount of non-U.S. income taxes paid on such earnings. We were able to make a reasonable estimate of the Transition Tax and recorded a provisional Transition Tax obligation in these consolidated financial statements. However, we are continuing to gather additional information to more precisely compute the amount of the Transition Tax.

We must assess whether our valuation allowance analyses are affected by various aspects of the Act (e.g., deemed repatriation of deferred foreign income, Global Intangible Low-Taxed Income (“GILTI”) inclusions, and new categories of Foreign Tax Credits). Since, as discussed herein, we have recorded provisional amounts related to certain portions of the Act, any corresponding determination of the need for, or any change in, a valuation allowance is also provisional.

Our accounting for the following elements of the Act is incomplete, and we were not yet able to make reasonable estimates of the effects. Therefore, no provisional adjustments were recorded for the following elements in these consolidated financial statements.

Because of the complexity of the new GILTI tax rules, we are continuing to evaluate this provision of the Act and the application of ASC 740. Under U.S. GAAP, we are allowed to make an accounting policy choice of either (1) treating taxes due on future U.S. inclusions in taxable income related to GILTI as a current-period expense when incurred (the “period cost method”) or (2) factoring such amounts into a company’s measurement of its deferred taxes (the “deferred method”). Our selection of an accounting policy with respect to the new GILTI tax rules will depend, in part, on analyzing our global income to determine whether we expect to have future U.S. inclusions in taxable income related to GILTI and, if so, what the impact is expected to be. Because whether we expect to have future U.S. inclusions in taxable income related to GILTI depends on not only our current structure and estimated future results of global operations but also our intent and ability to modify our structure and/or our business, we are not yet able to reasonably estimate the effect of this provision of the Act. Therefore, we have not made any adjustments related to potential GILTI tax in our financial statements and have not made a policy decision regarding whether to record deferred taxes on GILTI.

Our income tax provision for 2017 was impacted by the recognition of a $424,000 deferred tax liability resulting from a change in assertion regarding the permanent reinvestment of earnings from two of our Mexican subsidiaries. Prior to our fiscal 2017 second quarter, the accumulated undistributed earnings from such subsidiaries were considered to be permanently reinvested in Mexico. Accordingly, we did not previously record deferred income taxes on these earnings in our financial statements. During our fiscal 2017 second quarter, the strength of the U.S. dollar to the Mexican peso significantly decreased the U.S. tax cost associated with a distribution from the Mexican entities as compared to the U.S. tax cost associated with such a distribution in prior periods. Consequently, we changed our assertion regarding the permanent reinvestment of earnings from these Mexican subsidiaries. Such earnings were no longer considered permanently reinvested as of January 1, 2017. As a result, we repatriated $15.8 million from Mexico to the U.S. during our fiscal 2017, recognized the deferred tax liability resulting from the change in assertion, and concluded that, with some restrictions and tax implications, the remaining current and future accumulated undistributed earnings of these subsidiaries will be available for repatriation in future periods as deemed necessary.

Additionally, our income tax provisions for 2018 and 2017 were affected by the non-controlling interest portion of our pre-tax income. The non-controlling interest impacts the effective tax rate as ADAC-STRATTEC LLC and STRATTEC POWER ACCESS LLC entities are taxed as partnerships for U.S. tax purposes.

2018 STRATTEC Annual Report	45

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

The VAST LLC investments are accounted for using the equity method of accounting and the results of the VAST LLC foreign subsidiaries and joint venture are reported on a one-month lag basis. The activities related to the VAST LLC joint ventures resulted in equity earnings of joint ventures to STRATTEC of approximately $4.4 million during 2018, equity earnings of joint ventures to STRATTEC of approximately $2.6 million during 2017 and equity loss of joint ventures to STRATTEC of approximately $639,000 during 2016. The 2016 equity loss of joint ventures for VAST LLC included a $6 million impairment charge related to its Minda-VAST Access Systems joint venture in India. STRATTEC’s portion of this impairment charge for 2016 totaled $2 million. During 2018, 2017 and 2016, capital contributions totaling $375,000, $1.2 million and $660,000, respectively, were made to VAST LLC for purposes of funding operations in Brazil. STRATTEC’s portion of the capital contributions totaled $125,000 in 2018, $400,000 in 2017 and $220,000 in 2016.

ADAC-STRATTEC LLC, a Delaware limited liability company, was formed in fiscal year 2007 to support injection molding and door handle assembly operations in Mexico. ADAC-STRATTEC LLC was 51 percent owned by STRATTEC and 49 percent owned by ADAC for all periods presented in this report. An additional Mexican entity, ADAC-STRATTEC de Mexico, is wholly owned by ADAC-STRATTEC LLC. ADAC-STRATTEC LLC’s financial results are consolidated with the financial results of STRATTEC and resulted in increased net income to STRATTEC of approximately $1.8 million in 2018, $3.1 million in 2017 and $2.9 million in 2016. In accordance with the provisions of the ADAC-STRATTEC Credit Facility a capital contribution to ADAC-STRATTEC LLC of $6 million collectively from STRATTEC and ADAC was completed during 2017. STRATTEC’s portion of this capital contribution totaled $3.06 million. No capital contributions to ADAC-STRATTEC LLC were made during 2018 or 2016.

STRATTEC POWER ACCESS LLC (“SPA”) was formed in fiscal year 2009 to supply the North American portion of the power sliding door, lift gate and deck lid system access control products which were acquired from Delphi Corporation. SPA was 80 percent owned by STRATTEC and 20 percent owned by WITTE for all periods presented in this report. An additional Mexican entity, STRATTEC POWER ACCESS de Mexico, is wholly owned by SPA. The financial results of SPA are consolidated with the financial results of STRATTEC and resulted in increased net income to STRATTEC of approximately $2.2 million in 2018, approximately $2.6 million in 2017 and approximately $2.0 million in 2016.

SAL LLC was formed in fiscal 2013 to introduce a new generation of biometric security products based upon the designs of Actuator Systems LLC, our partner and the owner of the remaining ownership interest. SAL LLC was 51 percent owned by STRATTEC for all periods presented in this report. Our investment in SAL LLC, for which we exercise significant influence but

2018 STRATTEC Annual Report	46

NOTES TO FINANCIAL STATEMENTS

do not control and are not the primary beneficiary, is accounted for using the equity method. The activities related to SAL LLC resulted in an equity earnings of joint ventures to STRATTEC of approximately $91,000 in 2018, and equity loss of joint ventures to STRATTEC of approximately $1.9 million in 2017 and $1.6 million in 2016. During all periods presented in this report, 100 percent of the funding for SAL LLC was being made through loans from STRATTEC to SAL LLC and through STRATTEC’s guarantee of the SAL Credit Facility which is discussed herein. Therefore, for all periods presented in this report, even though STRATTEC maintains a 51 percent ownership interest in SAL LLC, STRATTEC recognized 100 percent of the losses of SAL LLC up to our committed financial support through Equity Earnings (Loss) of Joint Ventures in the accompanying Consolidated Statements of Income and Comprehensive Income (Loss). In addition, the equity loss of joint ventures for SAL LLC included the following for the periods presented (thousands of dollars):

	Years Ended
	July 1, 2018	July 2, 2017	July 3, 2016
Loss on Loan to SAL LLC	$-	$-	$225
Loss on Guarantee of SAL LLC
Credit Facility	$-	$-	$247

During fiscal 2018, we, along with our joint venture partner, reduced operating the business of SAL LLC to winding down and selling only commercial biometric locks.

STRATTEC’s joint venture investments are included in the accompanying Consolidated Balance Sheets as follows (thousands of dollars):

	July 1, 2018	July 2, 2017
Investment in Joint Ventures:
Investment in VAST LLC	$22,192	$16,840

Other Current Liabilities:
Investment in SAL LLC	$458	$463

See further discussion under Equity Earnings (Loss) of Joint Ventures included in Notes to Financial Statements herein.

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

	Years Ended
	July 1, 2018	July 2, 2017	July 3, 2016
Net sales	$174,896	$128,963	$114,338
Cost of goods sold	134,185	101,910	94,060

Gross profit	40,711	27,053	20,278
Engineering, selling and administrative expense	26,450	19,710	15,866
Impairment charge	-	-	6,000

Income (loss) from operations	14,261	7,343	(1,588)
Other income (expense), net	1,757	1,662	(115)

Income (loss) before provision for income taxes	16,018	9,005	(1,703)
Provision for income taxes	2,632	1,235	168

Net income (loss)	$13,386	$7,770	$(1,871)

STRATTEC’s share of VAST LLC net income (loss)	$4,463	$2,590	$(624)
Intercompany profit eliminations	(22)	3	(15)

STRATTEC’s equity earnings (loss) of VAST LLC	$4,441	$2,593	$(639)

2018 STRATTEC Annual Report	47

NOTES TO FINANCIAL STATEMENTS

	July 1, 2018	July 2, 2017
Cash and cash equivalents	$8,959	$11,757
Receivables, net	43,930	41,942
Inventories, net	20,510	15,185
Other current assets	16,020	11,782

Total current assets	89,419	80,666
Property, plant and equipment, net	42,923	31,017
Other long-term assets	14,974	12,850

Total assets	$147,316	$124,533

Current liabilities	$74,721	$70,753
Long-term liabilities	5,654	2,960

Total liabilities	$80,375	$73,713

Net assets	$66,941	$50,820

STRATTEC’s share of VAST LLC net assets	$22,314	$16,940

The 2016 equity loss of joint ventures for VAST LLC included a $6 million impairment charge related to its Minda-VAST Access Systems joint venture in India. STRATTEC’s portion of this impairment charge in 2016 totaled $2 million.

As discussed above under the note Investment in Joint Ventures and Majority Owned Subsidiaries, we hold a 51 percent ownership interest in a joint venture company, SAL LLC, which exists to introduce a new generation of biometric security products based upon the designs of Actuator Systems LLC, our partner. SAL LLC had a $1.5 million revolving credit facility with BMO Harris Bank N.A. with a maturity date of February 16, 2016, which was fully guaranteed by STRATTEC. Outstanding borrowings under the SAL Credit Facility as of February 16, 2016 totaled $1.5 million. SAL LLC did not have cash available to pay the outstanding debt balance as of the maturity date. Therefore, STRATTEC made a payment of $1.5 million on its guarantee on February 16, 2016. Prior to making the guarantee payment, STRATTEC had recorded a liability related to the guarantee of $1.5 million at February 16, 2016. STRATTEC’s proportionate share of the guarantee based on our ownership percentage in SAL LLC totaled $765,000 as of February 16, 2016, and accordingly, our investment in SAL LLC included this amount as of this date. Our joint venture partner did not guarantee their proportionate share of the SAL Credit Facility. As a result, we recorded a loss equal to our partner’s proportionate share of the fair value of the STRATTEC guarantee based upon our partner’s ownership interest in the joint venture of $488,000 during fiscal 2015 and $247,000 during 2016. This loss is included in Equity Earnings (Loss) of Joint Ventures for 2016, as applicable, in the accompanying Consolidated Statements of Income and Comprehensive Income (Loss). SAL LLC is considered a variable interest entity based on the STRATTEC guarantee and additional loans from STRATTEC as discussed below. STRATTEC is not the primary beneficiary and does not control the entity. Accordingly, our investment in SAL LLC is accounted for using the equity method.

SAL LLC maintains a license agreement with Westinghouse allowing SAL LLC to do business as Westinghouse Security. This license agreement expired August 16, 2018. Payments due to Westinghouse under the license agreement were guaranteed by STRATTEC. As of July 2, 2017, STRATTEC had recorded a liability equal to the estimated fair value of the future payments due under this guarantee of $250,000. This liability is included in the accompanying Consolidated Balance Sheets in Accrued Liabilities: Other as of July 2, 2017. STRATTEC made a payment to Westinghouse of $250,000 on this guarantee during 2018. STRATTEC’s proportionate share of the guarantee of this payment based on our ownership percentage in SAL LLC totaled $127,000, and accordingly, our investment in SAL LLC was increased by this amount as of July 1, 2018 and July 2, 2017.

Loans were made from STRATTEC to SAL LLC in support of operating expenses and working capital needs. The outstanding loan amounts totaled $2.6 million as of July 2, 2017 and July 3, 2016, respectively. As of July 2, 2017, the outstanding loan amount was eliminated against STRATTEC’s negative Investment in SAL LLC in the preparation of the consolidated financial statements.

Even though we maintain a 51 percent ownership interest in SAL LLC, effective with our fiscal 2015 fourth quarter, 100 percent of the funding for SAL LLC was being made by loans from STRATTEC to SAL LLC. Therefore, STRATTEC began recognizing 100 percent of the losses of SAL LLC up to our committed

2018 STRATTEC Annual Report	48

NOTES TO FINANCIAL STATEMENTS

financial support through Equity Earnings (Loss) of Joint Ventures in the accompanying Consolidated Statements of Income and Comprehensive Income (Loss) effective with our fiscal 2015 fourth quarter.

The following are summarized statements of operations and summarized balance sheet data for SAL LLC (thousands of dollars):

	Years Ended
	July 1, 2018	July 2, 2017	July 3, 2016
Net sales	$89	$369	$603
Cost of goods sold	67	610	382

Gross profit (loss)	22	(241)	221
Engineering, selling and administrative expense	17	1,534	1,311

Earnings (Loss) from operations	5	(1,775)	(1,090)
Other expense, net	(258)	(155)	(34)

Net loss	$(253)	$(1,930)	$(1,124)

STRATTEC’s share of SAL LLC earnings (loss)	$91	$(1,927)	$(1,124)
Loss on loan to SAL LLC	-	-	(225)
Loss on guarantee of SAL LLC credit facility	-	-	(247)

STRATTEC’s equity earnings (loss) of SAL LLC	$91	$(1,927)	$(1,596)

	July 1, 2018	July 2, 2017
Cash and cash equivalents	$5	$11
Receivables, net	40	11
Inventories, net	87	345

Total assets	$132	$367

Current liabilities	$3,208	$3,189

Net liabilities	$(3,076)	$(2,822)

STRATTEC’s share of SAL LLC net liabilities	$(1,569)	$(1,439)

During fiscal 2018, we, along with our joint venture partner, reduced operating the business of SAL LLC to winding down and selling only commercial biometric locks.

We have sales of component parts to VAST LLC and SAL LLC, purchases of component parts from VAST LLC, expenses charged to VAST LLC for engineering and accounting services and expenses charged from VAST LLC to STRATTEC for general headquarter expenses. The following tables summarize the related party transactions with VAST LLC and SAL LLC for the periods indicated (thousands of dollars):

	Years Ended
	July 1, 2018	July 2, 2017	July 3, 2016
Sales to VAST LLC	$3,151	$1,966	$304
Sales to SAL LLC	$98	$234	$363
Purchases from VAST LLC	$183	$245	$149
Expenses charged to VAST LLC	$984	$843	$1,034
Expenses charged from VAST LLC	$886	$1,134	$1,526

	July 1, 2018	July 2, 2017
Accounts receivable from VAST LLC	$53	$-
Accounts receivable from SAL LLC(A)	$-	$-
Current loan receivable from SAL LLC(A)	$-	$-
Long-term loan receivable from VAST LLC	$-	$300
Accounts payable to VAST LLC	$87	$-

(A) As of July 1, 2018, outstanding loan and accounts receivable balances due from SAL LLC to STRATTEC totaled $2.6 million and $82,000, respectively. As of July 2, 2017, outstanding loan and accounts receivable balances due from SAL LLC to STRATTEC totaled $2.6 million and $185,000, respectively. As of July 1, 2018 and July 2, 2017, these outstanding balances have been offset against our investment in SAL LLC, which is included in Other Current Liabilities in the Consolidated Balance Sheet.

CREDIT FACILITIES

STRATTEC has a $30 million secured revolving credit facility (the “STRATTEC Credit Facility”) with BMO Harris Bank N.A. ADAC-STRATTEC LLC has a $30 million secured revolving credit facility (the “ADAC-STRATTEC Credit Facility”) with BMO Harris Bank N.A., which is guaranteed by STRATTEC. The ADAC-STRATTEC Credit Facility borrowing limit decreases to $25 million effective July 1, 2019. The

2018 STRATTEC Annual Report	49

NOTES TO FINANCIAL STATEMENTS

credit facilities both expire on August 1, 2020. Borrowings under either credit facility are secured by our U.S. cash balances, accounts receivable, inventory and fixed assets located in the U.S. Interest on borrowings under both credit facilities is at varying rates based at our option, on the LIBOR plus 1.0 percent or the bank’s prime rate. Both credit facilities contain a restrictive financial covenant that requires the applicable borrower to maintain a minimum net worth level. The ADAC-STRATTEC Credit Facility includes an additional restrictive financial covenant that requires the maintenance of a minimum fixed charge coverage ratio. The ADAC-STRATTEC Credit Facility also required that a capital contribution to ADAC-STRATTEC LLC of $6 million collectively from STRATTEC and ADAC be completed by September 30, 2016. This capital contribution was completed as required. STRATTEC’s portion of the capital contribution totaled $3.06 million. As of July 1, 2018, we were in compliance with all financial covenants required by these credit facilities.

Outstanding borrowings under the credit facilities referenced in the above paragraph as of the end of 2018 and 2017 were as follows (thousands of dollars):

	July 1, 2018	July 2, 2017
STRATTEC Credit Facility	$23,000	$16,000
ADAC-STRATTEC Credit Facility	$28,000	$14,000

Average outstanding borrowings and the weighted average interest rate under each such credit facility during 2018 and 2017 were as follows (thousands of dollars):

	Average Outstanding		Weighted Average
	Borrowings		Interest Rate

	Years Ended		Years Ended
	July 1, 2018	July 2, 2017	July 1, 2018	July 2, 2017
STRATTEC Credit Facility	$21,668	$12,490	2.5%	1.8%
ADAC-STRATTEC Credit Facility	$22,621	$10,865	2.5%	1.8%

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

We have a reserve for estimated costs to remediate an environmental contamination site at our Milwaukee facility. The site was contaminated by a solvent spill, which occurred in 1985, from a former above ground solvent storage tank located on the east side of the facility. The reserve was initially established in 1995. Due to changing technology and related costs associated with active remediation of the site, in fiscal 2010 the reserve was adjusted based on updated third party estimates to adequately cover the cost for active remediation of the contamination. Additionally, in fiscal 2016, STRATTEC obtained updated third party estimates for adequately covering the cost of active remediation of this contamination. Based upon the updated estimates, no further adjustment to the reserve was required. From 1995 through July 1, 2018, costs of approximately $584,000 have been incurred related to the installation of monitoring wells on the property and ongoing monitoring costs. We monitor and evaluate the site with the use of groundwater monitoring wells that are installed on the property. An environmental consultant samples these wells one or two times a year to determine the status of the contamination and the potential for remediation of the contamination by natural attenuation, the dissipation of the contamination over time to concentrations below applicable standards. If such sampling evidences a sufficient degree of and trend toward natural attenuation of the contamination, we may be able to obtain a closure letter from the regulatory authorities resolving the issue without the need for active remediation. If a sufficient degree and trend toward natural attenuation is not evidenced by sampling, a more active form of remediation beyond natural attenuation may be required. The sampling has not yet satisfied all of the requirements for closure by natural attenuation. As a result, sampling continues and the reserve remains at an amount to reflect the estimated cost of active remediation. The reserve is not measured on a discounted basis. We believe, based on findings-to-date and known environmental regulations, that the environmental reserve of $1.3 million at July 1, 2018, is adequate.

At July 1, 2018, we had purchase commitments related to zinc, other purchased parts and natural gas.

2018 STRATTEC Annual Report	50

NOTES TO FINANCIAL STATEMENTS

We also had minimum rental commitments under non-cancelable operating leases with a term in excess of one year. The purchase and minimum rental commitments are payable as follows (thousands of dollars):

	Purchase	Minimum Rental
Fiscal Year	Commitments	Commitments

2019	$ 9,195	$ 919
2020	$ 3,929	$ 361
2021	$ -	$ 134
2022	$ -	$ 91
2023-2024	$ -	$ 140

Rental expense under all non-cancelable operating leases was as follows (thousands of dollars):

Fiscal Year	Rental Expense

2018	$ 731
2017	$ 704
2016	$ 691

INCOME TAXES

The provision for income taxes consisted of the following (thousands of dollars):

	Years Ended
	July 1, 2018	July 2, 2017	July 3, 2016
Currently payable:
Federal	$156	$228	$18
State	73	3	130
Foreign	812	2,202	1,893

	1,041	2,433	2,041
Deferred tax provision	1,029	1,851	3,027

	$2,070	$4,284	$5,068

The items accounting for the difference between income taxes computed at the Federal statutory tax rate and the provision for income taxes were as follows:

	Years Ended
	July 1, 2018	July 2, 2017	July 3, 2016
U.S. statutory rate	28.0%	35.0%	34.0%
State taxes, net of Federal tax benefit	1.6	1.2	1.3
Foreign subsidiaries	(0.7)	(1.1)	0.6
U.S. taxation on non-U.S. earnings	-	3.8	-
U.S. tax reform: transition tax	(3.0)	-	-
U.S. tax reform: change in deferred rate	(9.3)	-	-
Research and development tax credit	(2.5)	(2.7)	-
Non-controlling interest	(5.6)	(9.9)	(9.3)
Uncertain tax positions	2.1	0.8	-
Stock based compensation	1.7	0.1	0.2
Other	(0.6)	(1.1)	(0.4)

	11.7%	26.1%	26.4%

The components of deferred tax (liabilities) assets were as follows (thousands of dollars):

	July 1, 2018	July 2, 2017
Unrecognized pension and postretirement benefit plan liabilities	$6,887	$11,191
Accrued warranty	517	925
Payroll-related accruals	1,959	2,605
Stock-based compensation	727	1,488
Inventory reserve	799	1,249
Environmental reserve	303	484
Repair and maintenance supply parts reserve	212	333
Allowance for doubtful accounts	118	185
NOL/credit carry-forwards	248	1,669
Postretirement obligations	(375)	(405)
Accumulated depreciation	(4,902)	(6,034)
Accrued pension obligations	(9,235)	(14,483)
Joint ventures	814	808
Other	967	241

	$(961)	$256

2018 STRATTEC Annual Report	51

NOTES TO FINANCIAL STATEMENTS

Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax basis and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered.

State operating loss and credit carry-forwards at July 1, 2018 resulted in future benefits of approximately $248,000 and expire at varying times between 2024 and 2032. A valuation allowance of $172,000 has been recorded as of July 1, 2018, due to our assessment of the future realization of certain credit carry-forward benefits. We do not currently anticipate having sufficient state taxable income to offset these credit carry-forwards.

Foreign income before the provision for income taxes was $1.1 million in 2018, $5.3 million in 2017 and $6.0 million in 2016. The income tax provision for 2017 included $424,000 related to the recognition of a deferred tax liability resulting from a change in assertion regarding the permanent reinvestment of earnings from two of our Mexican subsidiaries. Prior to 2017, the accumulated undistributed earnings from such subsidiaries were considered to be permanently reinvested in Mexico. Accordingly, we did not previously record deferred income taxes on these earnings in our financial statements. During 2017, the strength of the U.S. dollar to the Mexican peso significantly decreased the U.S. tax cost associated with a distribution from the Mexican entities as compared to the U.S. tax cost associated with such a distribution in prior periods. Consequently, we changed our assertion regarding the permanent reinvestment of earnings from these Mexican subsidiaries. Such earnings are no longer considered permanently reinvested. We repatriated $15.8 million from Mexico to the U.S. during 2017, recognized the deferred tax liability resulting from the change in assertion, and concluded that, with some restrictions and tax implications, the remaining current and future accumulated undistributed earnings of these subsidiaries will be available for repatriation as deemed necessary.

The total liability for unrecognized tax benefits was $796,000 as of July 1, 2018 and $610,000 as of July 2, 2017 and was included in Other Long-term Liabilities in the accompanying Consolidated Balance Sheets. This liability includes approximately $741,000 of unrecognized tax benefits at July 1, 2018 and $571,000 at July 2, 2017 and approximately $55,000 of accrued interest at July 1, 2018 and $39,000 at July 2, 2017. This liability does not include an amount for accrued penalties. The amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was approximately $375,000 at July 1, 2018 and $143,000 at July 2, 2017. We recognize interest and penalties related to unrecognized tax benefits in the provision for income taxes.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows for the years ended July 1, 2018 and July 2, 2017 (thousands of dollars):

	Years Ended
	July 1, 2018	July 2, 2017

Unrecognized tax benefits, beginning of year	$571	$441
Gross increases – tax positions in prior years	101	28
Gross decreases – tax positions in prior years	-	-
Gross increases – current period tax positions	126	177
Tax years closed	(57)	(75)

Unrecognized tax benefits, end of year	$741	$571

We or one of our subsidiaries files income tax returns in the United States (Federal), Wisconsin (state), Michigan (state) and various other states, Mexico and other foreign jurisdictions. Tax years open to examination by tax authorities under the statute of limitations include fiscal 2015 through 2018 for Federal, fiscal 2011 through 2018 for most states and calendar 2013 through 2017 for foreign jurisdictions.

RETIREMENT PLANS AND POSTRETIREMENT COSTS

We have a qualified, noncontributory defined benefit pension plan (“Qualified Pension Plan”) covering substantially all U.S. associates employed by us prior to January 1, 2010. Benefits under the Qualified Pension Plan are based on credited years of service and final average compensation. Our policy is to fund the Qualified Pension Plan with at least the minimum actuarially computed annual contribution required under the Employee Retirement Income Security Act of 1974 (ERISA). Plan assets consist primarily of listed equity and fixed income securities. Effective December 31, 2009, the Board of Directors amended the Qualified Pension Plan to freeze benefit accruals and future eligibility. The Board of Directors has subsequently approved to proceed with the termination of the Qualified Pension Plan. We submitted a request to and received a response from the IRS for a determination letter that the Qualified Pension Plan is qualified for termination. We intend to distribute substantially all of the Qualified

2018 STRATTEC Annual Report	52

NOTES TO FINANCIAL STATEMENTS

Pension Plan assets prior to the end of December 2018. Additionally, in connection with preparing for the termination of the Qualified Pension Plan, we have amended the plan to provide that participants are 100 percent vested in their accrued benefits as of the effective date of the plan termination, to adopt a new standard for disability benefits that will apply when the plan’s assets are distributed due to the termination, to add a lump sum distribution for employees and terminated vested participants who are not in payment status when Qualified Pension Plan assets are distributed due to the termination and to make certain other conforming amendments to the Qualified Pension Plan to comply with applicable laws that may be required by the IRS or may be deemed necessary or advisable to improve the administration of the Qualified Pension Plan or facilitate its termination and liquidation. We will contribute to the Trust Fund for the Qualified Pension Plan as necessary to ensure there are sufficient assets to provide all Qualified Pension Plan benefits as required by the PBGC. The financial impact of the Qualified Pension Plan termination will be recognized as a settlement of the Qualified Pension Plan liabilities. The settlement date and related financial impact may occur during fiscal year 2019 but have not yet been determined and is still subject to final Board approval.

We have historically had in place a noncontributory supplemental executive retirement plan (“SERP”), which prior to January 1, 2014 was a nonqualified defined benefit plan that essentially mirrored the Qualified Pension Plan, but provided benefits in excess of certain limits placed on our Qualified Pension Plan by the Internal Revenue Code. As noted above, we froze our Qualified Pension Plan effective as of December 31, 2009 and the SERP provided benefits to participants as if the Qualified Pension Plan had not been frozen. Because the Qualified Pension Plan was frozen and because new employees were not eligible to participate in the Qualified Pension Plan, our Board of Directors adopted amendments to the SERP on October 8, 2013 that were effective as of December 31, 2013 to simplify the SERP calculation. The SERP is funded through a Rabbi Trust with BMO Harris Bank N.A. Under the amended SERP, participants received an accrued lump-sum benefit as of December 31, 2013 which was credited to each participant’s account. Subsequent to December 31, 2013, each eligible participant receives a supplemental retirement benefit equal to the foregoing lump-sum benefit, plus an annual benefit accrual equal to 8 percent of the participant’s base salary and cash bonus, plus annual credited interest on the participant’s account balance. All then current participants as of December 31, 2013 are fully vested in their account balances with any new individuals participating in the SERP effective on or after January 1, 2014 being subject to a five year vesting period. The SERP, which is considered a defined benefit plan under applicable rules and regulations of the Internal Revenue Code, will continue to be funded through use of a Rabbi Trust to hold investment assets to be used in part to fund any future required lump sum benefit payments to participants. The Rabbi Trust assets had a value of $2.8 million at July 1, 2018 and $2.6 million at July 2, 2017, and are included in Other Long-Term Assets in the accompanying Consolidated Balance Sheets. The projected benefit obligation under the amended SERP was $1.9 million at July 1, 2018 and $1.8 million at July 2, 2017. The SERP liabilities are included in the pension tables below. However, the Rabbi Trust assets are excluded from the tables as they do not qualify as plan assets.

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

Amounts included in accumulated other comprehensive loss, net of tax, at July 1, 2018, which have not yet been recognized in net periodic benefit cost were as follows (thousands of dollars):

	Pension and SERP	Postretirement
Prior service credit	$-	$(294)
Net actuarial loss	16,515	1,927

	$16,515	$1,633

Prior service cost (credit) and unrecognized net actuarial losses included in accumulated other comprehensive loss at July 1, 2018 which are expected to be recognized in net periodic benefit cost (credit) in fiscal 2019, net of tax, for the pension, SERP and postretirement plans are as follows (thousands of dollars):

	Pension and SERP	Postretirement
Prior service credit	$-	$(336)
Net actuarial loss	1,272	329

	$1,272	$(7)

2018 STRATTEC Annual Report	53

NOTES TO FINANCIAL STATEMENTS

The following tables summarize the pension, SERP and postretirement plans’ income and expense, funded status and actuarial assumptions for the years indicated (thousands of dollars). We use a June 30 measurement date for our pension and postretirement plans.

	Pension and SERP Benefits			Postretirement Benefits
	Years Ended			Years Ended
	July 1,	July 2,	July 3,	July 1,	July 2,	July 3,
	2018	2017	2016	2018	2017	2016
COMPONENTS OF NET PERIODIC BENEFIT COST (CREDIT):
Service cost	$66	$54	$50	$13	$13	$12
Interest cost	3,857	3,926	4,387	45	55	87
Expected return on plan assets	(6,111)	(5,854)	(5,509)	-	-	-
Amortization of prior service cost (credit)	12	11	11	(764)	(764)	(764)
Amortization of unrecognized net loss	2,035	3,228	2,443	479	538	616

Net periodic benefit cost (credit)	$(141)	$1,365	$1,382	$(227)	$(158)	$(49)

	Pension and SERP Benefits		Postretirement Benefits
	2018	2017	2018	2017
WEIGHTED-AVERAGE ASSUMPTIONS:
Benefit Obligations:
Discount rate	4.30%	3.91%	4.30%	3.91%
Rate of compensation increases - SERP	3.0%	3.0%	n/a	n/a
Net Periodic Benefit Cost:
Discount rate	3.91%	3.79%	3.91%	3.79%
Expected return on plan assets	5.45%	5.45%	n/a	n/a
Rate of compensation increases - SERP	3.0%	3.0%	n/a	n/a

CHANGE IN PROJECTED BENEFIT OBLIGATION:
Benefit obligation at beginning of year	$101,266	$106,152	$1,268	$1,602
Service cost	66	54	13	13
Interest cost	3,857	3,926	45	55
Actuarial gain	(1,392)	(4,342)	(8)	(80)
Benefits paid	(4,962)	(4,524)	(277)	(322)

Benefit obligation at end of year	$98,835	$101,266	$1,041	$1,268

CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of year	$112,524	$104,460	$-	$-
Actual return on plan assets	3,890	7,574	-	-
Employer contribution	14	5,014	277	322
Benefits paid	(4,962)	(4,524)	(277)	(322)

Fair value of plan assets at end of year	$111,466	$112,524	$-	$-

Funded status – prepaid (accrued) benefit obligations	$12,631	$11,258	$(1,041)	$(1,268)

AMOUNTS RECOGNIZED IN CONSOLIDATED BALANCE SHEETS:
Other long-term assets	$14,547	$13,082	$-	$-
Accrued payroll and benefits (current liabilities)	(363)	(332)	(215)	(265)
Accrued benefit obligations (long-term liabilities)	(1,553)	(1,492)	(826)	(1,003)

Net amount recognized	$12,631	$11,258	$(1,041)	$(1,268)

CHANGES IN PLAN ASSETS AND BENEFIT OBLIGATIONS RECOGNIZED IN OTHER COMPREHENSIVE INCOME:
Net periodic benefit (credit) cost	$(141)	$1,365	$(227)	$(158)

Net actuarial loss (gain)	828	(6,063)	(8)	(80)
Amortization of prior service (cost) credits	(12)	(11)	764	764
Amortization of unrecognized net loss	(2,035)	(3,228)	(479)	(538)

Total recognized in other comprehensive (income) loss, before tax	(1,219)	(9,302)	277	146

Total recognized in net periodic benefit cost and other comprehensive (income) loss, before tax	$(1,360)	$(7,937)	$50	$(12)

2018 STRATTEC Annual Report	54

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

	Pension		SERP
	July 1, 2018	July 2, 2017	July 1, 2018	July 2, 2017
Accumulated benefit obligation	$96,919	$99,442	$1,749	$1,591
Projected benefit obligation	$96,919	$99,442	$1,916	$1,824

For measurement purposes as it pertains to the estimated obligation associated with retirees prior to January 1,2010, a 7.4 percent annual rate increase in the per capita cost of covered health care benefits was assumed for fiscal 2019; the rate was assumed to decrease gradually to 4.5 percent by the year 2025 and remain at that level thereafter.

The health care cost trend assumption has a minimal effect on our postretirement benefit amounts reported. A1% change in the health care cost trend rates would have the following effects (thousands of dollars):

	1% Increase	1% Decrease
Effect on total of service and interest cost components in fiscal 2018	$-	$-
Effect on postretirement benefit obligation as of July 1, 2018	$5	$(4)

We employ a total return investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of short and long-term plan liabilities, plan funded status and corporate financial condition. The investment portfolio primarily contains a diversified blend of equity and fixed income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks, as well as growth and value style managers, and small, mid and large market capitalizations. The investment portfolio does not include any real estate holdings. The investment policy of the plan prohibits investment in STRATTEC stock. Investment risk is measured and monitored on an ongoing basis through periodic investment portfolio reviews, annual liability measurements and periodic asset/liability studies. The pension plan weighted-average asset allocations by asset category were as follows for 2018 and 2017:

	Target Allocation	July 1, 2018	July 2, 2017
Equity investments	0-50%	13%	38%
Fixed-income investments /cash	50-100	87	62

Total	100%	100%	100%

The following is a summary, by asset category, of the fair value of pension plan assets at the June 30, 2018 and June 30, 2017 measurement dates (thousands of dollars):

	June 30, 2018				June 30, 2017
Asset Category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$-	$7,617	$-	$7,617	$-	$7,233	$-	$7,233
Equity securities/funds:
Small cap	-	-	-	-	1,008	-	-	1,008
Mid cap	4,953	-	-	4,953	12,414	-	-	12,414
Large cap	4,945	-	-	4,945	19,961	-	-	19,961
International	4,443	-	-	4,443	8,941	-	-	8,941
Fixed income:
Bond funds/bonds	-	89,508	-	89,508	5,718	57,249	-	62,967

Total	$14,341	$97,125	$-	$111,466	$48,042	$64,482	$-	$112,524

There were no transfers in or out of Level 3 investments during the measurement year ended June 30, 2018.

The expected long-term rate of return on U.S. pension plan assets used to calculate net periodic benefit cost was 4.05 percent for 2019 and 5.45 percent for 2018. In connection with the planned termination of the Qualified Pension Plan, we have shifted the target asset allocation to 0 - 50 percent public equity and 50 - 100 percent fixed income/cash in 2018 from the previous years’ target allocation of 35 percent public equity and 65 percent fixed income/cash. The 4.05 percent is approximated by applying returns of 10 percent on public equity and 3 percent on fixed income/cash to the target allocation. The actual historical returns are also relevant. Annualized returns for periods ended June 30, 2018 were 2.97 percent for 5 years, 3.98 percent for 10 years, 4.28 percent for 15 years, 4.80 percent for 20 years, 5.21 percent for 25 years and 5.97 percent for 30 years.

We do not expect to make contributions to our qualified pension plan in fiscal 2019. We expect to contribute $364,000 to our SERP and $215,000 to our postretirement health care plan in fiscal 2019. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid during the fiscal years noted below (thousands of dollars):

	Pension and SERP Benefits	Postretirement Benefits
2019	$ 5,719	$ 215
2020	$ 5,760	$ 163
2021	$ 6,360	$ 146
2022	$ 6,411	$ 135
2023	$ 6,136	$ 108
2024-2028	$31,401	$ 254

2018 STRATTEC Annual Report	55

NOTES TO FINANCIAL STATEMENTS

All U.S. associates may participate in our 401(k) Plan. We contribute 100 percent up to the first 5 percent of eligible compensation that a participant contributes to the plan. Our contributions to the 401(k) Plan were as follows (thousands of dollars):

	Years Ended
	July 1, 2018	July 2, 2017	July 3, 2016
Company contributions	$1,793	$1,805	$1,783

SHAREHOLDERS’ EQUITY

We have 12,000,000 shares of authorized common stock, par value $.01 per share, with 3,635,203 and 3,596,616 shares outstanding at July 1, 2018 and July 2, 2017, respectively. Holders of our common stock are entitled to one vote for each share on all matters voted on by shareholders.

Our Board of Directors authorized a stock repurchase program to buy back up to 3,839,395 outstanding shares of our common stock as of July 1, 2018. As of July 1, 2018, 3,655,322 shares have been repurchased under this program at a cost of approximately $136.4 million. No shares were repurchased under this program during 2018 or 2017.

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

	Years Ended
	July 1, 2018	July 2, 2017	July 3, 2016
Net income attributable to STRATTEC	$12,283	$7,197	$9,149
Less: Income attributable to participating securities	-	1	58

Net income attributable to common shareholders	$12,283	$7,196	$9,091

Weighted average shares of common stock outstanding	3,628	3,588	3,559
Incremental shares – stock based compensation	75	82	62

Diluted weighted average shares of common stock outstanding	3,703	3,670	3,621

Basic earnings per share	$3.39	$2.01	$2.55

Diluted earnings per share	$3.32	$1.96	$ 2.51

We consider unvested restricted stock that provides the holder with a non-forfeitable right to receive dividends to be a participating security.

Options to purchase shares of common stock that were excluded from the calculation of diluted earnings per share because their inclusion would have been antidilutive were as follows:

Years Ended	Number of Options Excluded
July 1, 2018	41,200
July 2, 2017	9,010
July 3, 2016	9,010

STOCK OPTION AND PURCHASE PLANS

A summary of stock option activity under our stock incentive plan was as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Balance at June 28, 2015	163,907	$27.97

Exercised	(16,909)	$21.55
Terminated	(2,000)	$17.59

Balance at July 3, 2016	144,998	$28.86

Exercised	(6,490)	$20.96

Balance at July 2, 2017	138,508	$29.23

Exercised	(5,434)	$25.64

Balance at July 1, 2018	133,074	$29.37	3.4	$862

Exercisable as of:
July 1, 2018	133,074	$29.37	3.4	$862
July 2, 2017	129,498	$25.71	4.2	$1,361
July 3, 2016	103,798	$21.39	4.6	$2,174

No options were granted during fiscal 2018, 2017 or 2016.

2018 STRATTEC Annual Report	56

NOTES TO FINANCIAL STATEMENTS

A summary of restricted stock activity under our stock incentive plan was as follows:

	Shares	Weighted Average Grant Date Fair Value
Nonvested Balance at June 28, 2015	66,350	$45.03

Granted	28,750	$69.02
Vested	(20,300)	$23.69
Forfeited	(3,050)	$59.92

Nonvested Balance at July 3, 2016	71,750	$60.05

Granted	27,150	$43.87
Vested	(21,250)	$37.53
Forfeited	(1,800)	$58.24

Nonvested Balance at July 2, 2017	75,850	$60.61

Granted	27,950	$33.30
Vested	(30,400)	$62.99
Forfeited	(4,275)	$52.47

Nonvested Balance at July 1, 2018	69,125	$49.02

We have an Employee Stock Purchase Plan to provide substantially all U.S. full-time associates an opportunity to purchase shares of STRATTEC common stock through payroll deductions. A participant may contribute a maximum of $5,200 per calendar year to the plan. On the last day of each month or if such date is not a trading day on the most recent previous trading day, participant account balances are used to purchase shares of our common stock at the average of the highest and lowest reported sales prices of a share of STRATTEC common stock on the NASDAQ Global Market on such date. A total of 100,000 shares may be issued under the plan. Shares issued from treasury stock under the plan totaled 2,753 at an average price of $37.06 during 2018, 3,019 at an average price of $34.88 during 2017 and 1,948 at an average price of $55.77 during 2016. A total of 61,412 shares remain available for purchase under the plan as of July 1, 2018.

EXPORT SALES

Total export sales, sales from the United States to locations outside of the United States, are summarized as follows (thousands of dollars and percent of total net sales):

	Years Ended
	July 1, 2018		July 2, 2017		July 3, 2016
	Net Sales	%	Net Sales	%	Net Sales	%

Export sales	$157,862	36%	$160,275	38%	$152,728	38%

Countries for which customer sales account for ten percent or more of total net sales are summarized as follows (thousands of dollars and percent of total net sales):

	Years Ended
	July 1, 2018		July 2, 2017		July 3, 2016
	Net Sales	%	Net Sales	%	Net Sales	%

Export sales into Canada	$70,920	16%	$73,481	18%	$74,310	19%

PRODUCT SALES

Sales by product group were as follows (thousands of dollars and percent of total net sales):

	Years Ended
	July 1, 2018		July 2, 2017		July 3, 2016
	Net Sales	%	Net Sales	%	Net Sales	%

Keys & locksets	$118,256	27%	$114,938	28%	$113,765	28%
Door handles & exterior trim	88,788	20	67,722	16	61,376	15
Power access	86,380	20	84,457	20	83,747	21
Driver controls	51,817	12	56,983	14	55,955	14
Aftermarket & OE service	43,311	10	47,216	11	48,200	12
Latches	42,381	9	35,307	8	28,023	7
Other	8,262	2	10,702	3	10,353	3

	$439,195	100%	$417,325	100%	$401,419	100%

SALES AND RECEIVABLE CONCENTRATION

Sales to our largest customers were as follows (thousands of dollars and percent of total net sales):

	Years Ended
	July 1, 2018		July 2, 2017		July 3, 2016
	Net Sales	%	Net Sales	%	Net Sales	%

Fiat Chrysler Automobiles	$110,650	25%	$100,575	24%	$115,858	29%
General Motors Company	85,827	20	88,624	21	79,893	20
Ford Motor Company	64,427	14	62,314	15	57,317	14

	$260,904	59%	$251,513	60%	$253,068	63%

Receivables from our largest customers were as follows (thousands of dollars and percent of gross receivables):

	July 1, 2018		July 2, 2017
	Receivables	%	Receivables	%

Fiat Chrysler Automobiles	$19,908	27%	$17,107	26%
General Motors Company	16,366	22	13,395	21
Ford Motor Company	7,537	10	8,644	13

	$43,811	59%	$39,146	60%

2018 STRATTEC Annual Report	57

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

Management assessed the Corporation’s system of internal control over financial reporting as of July 1, 2018, in relation to criteria for effective internal control over financial reporting as described in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, management concluded that, as of July 1, 2018, its system of internal control over financial reporting was effective and met the criteria of the Internal Control –Integrated Framework. Deloitte & Touche LLP, independent registered public accounting firm, has issued an attestation report on the Corporation’s internal control over financial reporting, which is included herein.

Frank J. Krejci	Patrick J. Hansen
President and	Senior Vice President and
Chief Executive Officer	Chief Financial Officer

2018 STRATTEC Annual Report	58

REPORTS

REPORT  OF  INDEPENDENT  REGISTERED  PUBLIC

ACCOUNTING  FIRM

To the shareholders and the Board of Directors of STRATTEC SECURITY CORPORATION:

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of STRATTEC SECURITY CORPORATION and subsidiaries (the “Company”) as of July 1, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of July 1, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended July 1, 2018, of the Company and our report dated September 6, 2018, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report on Management’s Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

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

Deloitte & Touche LLP
Milwaukee, Wisconsin
September 6, 2018

2018 STRATTEC Annual Report	59

REPORTS

REPORT  OF  INDEPENDENT  REGISTERED

PUBLIC  ACCOUNTING  FIRM

To the shareholders and the Board of Directors of STRATTEC SECURITY CORPORATION:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of STRATTEC SECURITY CORPORATION and subsidiaries (the “Company”) as of July 1, 2018 and July 2, 2017, the related consolidated statements of income and comprehensive income (loss), shareholders’ equity, and cash flows, for each of the three years in the period ended July 1, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of July 1, 2018 and July 2, 2017, and the results of its operations and its cash flows for each of the three years in the period ended July 1, 2018, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of July 1, 2018, based on criteria established in Internal Control —Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 6, 2018, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Deloitte & Touche LLP
Milwaukee, Wisconsin
September 6, 2018

We have served as the Company’s auditor since 2010.

2018 STRATTEC Annual Report	60

FINANCIAL SUMMARY

FIVE-YEAR FINANCIAL SUMMARY

The financial data for each period presented below reflects the consolidated results of STRATTEC SECURITY CORPORATION, its wholly owned Mexican subsidiary and its majority owned subsidiaries. Fiscal years 2014 and 2015 have been retrospectively adjusted for the adoption of an update to an accounting standard issued by the FASB which simplifies the presentation of deferred taxes in a classified statement of financial position by requiring that deferred tax assets and liabilities be classified as non-current. Fiscal years 2014 through 2017 have been retrospectively adjusted for the adoption of an update to the accounting guidance for the presentation of net periodic pension cost and net periodic postretirement benefit cost which requires the service cost component of net periodic benefit cost to be reported in the same line items as other compensation costs arising from services rendered by the pertinent employees during the applicable period while remaining components of net periodic benefit cost are required to be presented separately outside a subtotal of income from operations. The information below should be read in conjunction with “Management’s Discussion and Analysis,” and the Financial Statements and Notes thereto included elsewhere herein. The following data are in thousands of dollars except per share amounts.

	Fiscal Years
	2018	2017	2016	2015	2014
INCOME STATEMENT DATA
Net sales	$439,195	$417,325	$401,419	$411,475	$348,419
Gross profit	54,443	60,955	65,726	73,230	66,448
Engineering, selling and administrative expenses	41,168	46,113	43,547	41,277	39,045

Income from operations	13,275	14,842	22,179	31,953	27,403
Interest income	8	136	25	185	106
Equity earnings (loss) of joint ventures	4,532	666	(2,235)	(788)	957
Interest expense	(1,137)	(417)	(176)	(71)	(45)
Other income (expense), net	1,020	1,167	(603)	2,654	(607)

Income before taxes and non-controlling interest	17,698	16,394	19,190	33,933	27,814
Provision for income taxes	2,070	4,284	5,068	9,382	8,674

Net income	15,628	12,110	14,122	24,551	19,140
Net income attributable to non-controlling interest	3,345	4,913	4,973	3,897	2,716

Net income attributable to
STRATTEC SECURITY CORPORATION	$12,283	$7,197	$9,149	$20,654	$16,424

Earnings per share attributable to STRATTEC SECURITY CORPORATION:
Basic	$3.39	$2.01	$2.55	$5.80	$4.70
Diluted	$3.32	$1.96	$2.51	$5.66	$4.59

Cash dividends declared per share	$0.56	$0.56	$0.52	$0.48	$0.44

BALANCE SHEET DATA
Net working capital	$82,310	$61,110	$70,236	$63,871	$64,705
Total assets	$307,175	$273,714	$242,176	$230,834	$207,909
Long-term liabilities	$55,136	$33,105	$23,449	$13,698	$7,743
Total STRATTEC SECURITY CORPORATION Shareholders’ equity	$162,158	$151,088	$139,332	$140,312	$125,506

2018 STRATTEC Annual Report	61

FINANCIAL SUMMARY

QUARTERLY FINANCIAL DATA (UNAUDITED)

Fiscal 2017 quarterly financial data has been retrospectively adjusted for the adoption of an update to the accounting guidance for the presentation of net periodic pension cost and net periodic postretirement benefit cost which requires the service cost component of net periodic benefit cost to be reported in the same line items as other compensation costs arising from services rendered by the pertinent employees during the applicable period while remaining components of net periodic benefit cost are required to be presented separately outside a subtotal of income from operations. The following data are in thousands of dollars except per share amounts.

	Quarter	Net Sales	Gross Profit	Net Income Attributable to STRATTEC	Earnings Per Share		Cash Dividends Declared Per Share	Market Price Per Share
					Basic	Diluted		High	Low

2018	First	$102,460	$13,463	$2,456	$0.68	$0.67	$0.14	$43.85	$30.05
	Second	103,182	12,646	2,882	0.79	0.78	0.14	$49.20	$39.00
	Third	116,823	15,197	2,969	0.82	0.80	0.14	$46.40	$33.10
	Fourth	116,730	13,137	3,976	1.09	1.07	0.14	$40.40	$30.25

	TOTAL	$439,195	$54,443	$12,283	$3.39	$3.32	$0.56

2017	First	$100,244	$14,803	$1,542	$0.43	$0.42	$0.14	$48.86	$34.76
	Second	98,945	13,694	398	0.11	0.11	0.14	$44.00	$31.05
	Third	109,706	17,601	3,482	0.97	0.95	0.14	$44.43	$25.65
	Fourth	108,430	14,857	1,775	0.49	0.48	0.14	$39.10	$23.00

	TOTAL	$417,325	$60,955	$7,197	$2.01	$1.96	$0.56

Registered shareholders of record at July 1, 2018, were 1,174.

2018 STRATTEC Annual Report	62

PERFORMANCE GRAPH

The chart below shows a comparison of the cumulative return since June 30, 2013 had $100 been invested at the close of business on June 30, 2013 in STRATTEC Common Stock, the NASDAQ Composite Index (all issuers), and the Dow Jones U.S. Auto Parts Index.

	6/30/13	6/29/14	6/28/15	7/3/16	7/2/17	7/1/18

STRATTEC SECURITY CORPORATION**	100.00	178.32	190.81	116.04	98.58	86.40

NASDAQ Composite Index	100.00	132.45	151.00	148.88	189.66	233.12

Dow Jones U.S. Auto Parts Index	100.00	135.92	146.53	127.68	157.51	177.30

* $100 invested on 6/30/13 in stock or in index, including reinvestment of dividends. Indexes calculated on a month-end basis.

**The Friday fiscal year end closing price (i.e. the last trading day prior to our fiscal year end) of STRATTEC Common Stock on June 28, 2013 was $37.36, the closing price on June 27, 2014 was $66.06, the closing price on June 26, 2015 was $70.26, the closing price on July 1, 2016 was $42.33, the closing price on June 30, 2017 was $35.40 and the closing price on June 29, 2018 was $30.55.

2018 STRATTEC Annual Report	63

DIRECTORS / OFFICERS
SHAREHOLDERS' INFORMATION

64

STRATTEC Board of Directors: (Left to Right) Frank J. Krejci, Thomas W. Florsheim, Jr., Michael J. Koss, David R. Zimmer, Harold M. Stratton II

STRATTEC

BOARD OF DIRECTORS

Harold M. Stratton II, 70
Chairman of the Board

Frank J. Krejci, 68
President and Chief Executive Officer

Thomas W. Florsheim, Jr., 60
Chairman and Chief Executive Officer of Weyco Group, Inc.
Director of Weyco Group, Inc.

Michael J. Koss, 64
Chairman, President and Chief Executive Officer of Koss Corporation
Director of Koss Corporation

David R. Zimmer, 72
Retired Managing Partner of Stonebridge Business Partners

CORPORATE OFFICERS

Frank J. Krejci, 68

Patrick J. Hansen, 59
Senior Vice President-Chief Financial Officer, Treasurer and Secretary

Rolando J. Guillot, 50
Senior Vice President-Operations

Brian J. Reetz, 60
Vice President-Security Products

Richard P. Messina, 52
Vice President-Global Sales and Access Products

Al-Waleed H. Hamdan, 50
Vice President-Product Management

SHAREHOLDERS' INFORMATION

Annual Meeting
The Annual Meeting of Shareholders will convene at 8:00 a.m. (CDT) on October 9, 2018, at the Holiday Inn Milwaukee Riverfront, 4700 North Port Washington Road, Milwaukee, WI 53217

Common Stock
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
EQ Shareholder Services
1110 Centre Pointe Curve
Suite 101
Mendota Heights, MN 55120-4100
1-800-468-9716

STRATTEC Corporate Officers: (Left to Right) Richard P. Messina, Patrick J. Hansen, Brian J. Reetz, Frank J. Krejci, Al-Waleed H. Hamdan, Rolando J. Guillot

VAST

2018 STRATTEC Annual Report

THE POWER OF INNOVATION

2018 WINNER Automotive News PACE AWARD

CELEBRATING 110 YEARS

SERVING THE AUTOMOTIVE INDUSTRY!

STRATTEC

STRATTEC SECURITY CORPORATION

HEADQUARTERS: 3333 WEST GOOD HOPE ROAD, MILWAUKEE, WI 53209

PHONE 414.247.3333

www.strattec.com